Form 20-F
period 1997-12-31
SAATCHI & SAATCHI PLC //
filed 1998-06-18
CIK 1050952

      As filed with the Securities and Exchange Commission on June 18, 1998


==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 001-14736

                              SAATCHI & SAATCHI PLC
             (Exact name of Registrant as specified in its charter)

                                ENGLAND AND WALES
                 (Jurisdiction of incorporation or organization)

                             83/89 WHITFIELD STREET
                             LONDON W1A 4XA, ENGLAND
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

  Title of each class:                                 Name of each exchange on which registered:

  Ordinary shares of 10p each represented by           New York Stock Exchange, Inc.
  American Depositary Shares


 Securities registered or to be registered pursuant to Section 12(g) of the Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 221,926,973

                            ________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes (X)             No ( )

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 ( )          Item 18 (X)

                                TABLE OF CONTENTS

                                                                                                     Page



PART I................................................................................................1

   Item 1.  Description of Business...................................................................1
   Item 2.  Description of Property..................................................................17
   Item 3.  Legal Proceedings........................................................................17
   Item 4.  Control of Registrant....................................................................18
   Item 5.  Nature of Trading Market.................................................................19
   Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.......................20
   Item 7.  Taxation.................................................................................20
   Item 8.  Selected Financial Data..................................................................26
   Item 9.  Managements Discussion and Analysis of Financial Condition and Results of Operations.....33
   Item 9A. Quantitative and Qualitative Disclosures About Market Risk...............................42
   Item 10. Directors and Executive Officers of Registrant...........................................42
   Item 11. Compensation of Directors and Officers...................................................45
   Item 12. Options to Purchase Securities from Registrant or Subsidiaries...........................50
   Item 13. Interest of Management in Certain Transactions...........................................62

PART II..............................................................................................62

   Item 14. Description of Securities to be Registered...............................................62

PART III.............................................................................................62

   Item 15. Defaults Upon Senior Securities..........................................................62
   Item 16. Changes in Securities and Changes in Security for Registered Securities..................62

PART IV..............................................................................................62

   Item 17. Financial Statements.....................................................................62
   Item 18. Financial Statements.....................................................................62
   Item 19. Financial Statements and Exhibits........................................................63

INTRODUCTION

     Unless the context otherwise requires, the term the "Company," as used herein shall mean Saatchi & Saatchi plc, which was formed as a private limited company in England and Wales on January 26, 1990 under the Companies Act and was re-registered as a public limited company on September 4, 1997 in connection with the Demerger (as defined below). Unless the context otherwise requires, the "Group" and the "Saatchi & Saatchi Group" mean the Company and its subsidiaries. Unless the context otherwise requires, "Cordiant" shall mean Cordiant plc and its subsidiaries in relation to the period prior to the Demerger and "CCG" or "CCG Group" shall mean Cordiant, which has changed its name to Cordiant
Communications Group plc, and its subsidiaries after the Demerger. The term "Ordinary shares" refers to the Ordinary shares of 10p each of the Company, and the term "Cordiant Ordinary shares" refers to the ordinary shares of 25p each of Cordiant. The term "Financial Statements" shall mean the audited consolidated financial statements and notes thereto of Saatchi & Saatchi plc as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 included elsewhere herein. The term "Unaudited Pro Forma Financial Information" shall mean the unaudited pro forma financial information included in this Report.

     The Company's financial statements appearing in this annual report are expressed in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling" "L", "pence" or "p" are to UK currency. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1997 was L1.00 to $1.64. Unless otherwise specified, translations into US dollars contained herein are made at the Noon Buying Rate on December 31, 1997. The Noon Buying Rate on May 1, 1998 was L1.00 to $1.67.

     References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of England and Wales and references to the "Articles" are to the Company's Memorandum and Articles of Association.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Group's performance, particularly in "Description of Business--General" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Group's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling
(because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Group's major markets as discussed above. The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.


                                     PART I

Item 1.  Description of Business.

GENERAL

     The businesses that comprise the Saatchi & Saatchi Group were transferred to the Saatchi & Saatchi Group from Cordiant in connection with the Demerger. Prior to the Demerger, Cordiant was the holding company for a group of advertising and creative marketing communications businesses, the two largest of which were the advertising networks, Saatchi & Saatchi ("S&S") and Bates Worldwide ("Bates Worldwide"). The remaining businesses were retained within the Cordiant Group, which changed its name to Cordiant Communications Group plc. Cordiant was incorporated in 1977 as the successor to the original advertising business founded in 1970 and changed its name from Saatchi & Saatchi Company PLC to Cordiant plc on March 16, 1995.

     Since its beginning in 1970, the Saatchi & Saatchi name has been synonymous with highly creative, ground-breaking advertising. In 1975, the Saatchi & Saatchi advertising agency was merged with a listed UK advertising company, Compton Partners Limited. During the 1980s, an international advertising network was formed, primarily through a series of acquisitions. The most significant acquisitions were of the US agencies Compton Communications, Inc. in 1982 and Dancer-Fitzgerald-Sample, Inc. in 1986. In 1987, a separate creative boutique called Cliff Freeman & Partners was established in New York. In 1995, the S&S network was expanded to Latin America through an equity investment in a newly-formed associate, NAZCA S&S. Investments have also been made in other developing markets, including China, Eastern Europe, South Africa and Vietnam. As a result of these developments, S&S is today a worldwide advertising network with 162 offices and affiliated agencies located in over 90 countries.

     In addition to the growth of its advertising businesses, a range of related communications businesses were assembled by Cordiant during the 1980s. In 1985, The Rowland Company, a US strategic communications firm, and Siegel & Gale, a US corporate identity and simplified communications business, were acquired. In 1987, The Facilities Group Limited ("The Facilities Group") was formed through the amalgamation of a group of companies providing specialist advertising production services in design, print and television. Following the Demerger, the Saatchi & Saatchi Group retained a 70 percent shareholding in The Facilities Group with the remainder held by CCG. These creative communications businesses have developed during the 1990s by providing services to independent clients, S&S and Bates Worldwide.

     In 1988, Cordiant formed a single media buying operation in the UK called Zenith Media Buying Services. This was created through the acquisition of Ray
Morgan & Partners which was merged with the media buying departments of Cordiant's London advertising agencies. This was the first time a major agency group had consolidated its media buying operations into a discrete unit. The operation was renamed Zenith Media Worldwide ("Zenith") in 1991 and in 1992 extended its services to include media planning. Zenith has expanded its operations internationally by opening offices in Europe in 1994 and in the US and Asia Pacific in 1995. This expansion was achieved by combining and rebranding the in-house media operations of S&S and Bates Worldwide. Following the Demerger, the Saatchi & Saatchi Group and CCG each have a 50 percent shareholding in Zenith, which is accounted for as a joint venture.

     From  the  late  1980s  to  the  end  of  1995,   Cordiant's   history  was
characterized by a period of financial and management instability which had an adverse effect on the businesses comprising the Saatchi & Saatchi Group. During the late 1980s, poor trading conditions in the advertising industry, coupled with the requirement to service debt incurred to fund a number of acquisitions contributed to a serious decline in Cordiant's financial position. By 1990 Cordiant's accounts showed that financial liabilities had reached almost L700 million. As a result, during the early 1990s Cordiant embarked on a series of refinancings and disposals culminating in a rights issue in November 1995. This series of actions substantially eliminated Cordiant's net financial liabilities and restored its financial stability.

     In early 1995, the Chairman (Maurice Saatchi) and four other senior executives left the Cordiant Group. As a result, the S&S network suffered the loss of several high profile clients which had accounted for approximately 5 percent of S&S's 1994 revenue. To restore management stability to Cordiant, Bob Seelert was appointed Chief Executive Officer of Cordiant and Charles Scott was appointed Chairman in July 1995.

     Since the beginning of 1996, the management team of S&S has been restructured with a number of internal and new appointments. In particular, in early 1997, Kevin Roberts was appointed Chief Executive Officer of the S&S network. In connection with the Demerger, Bob Seelert became Chief Executive Officer of the Saatchi & Saatchi Group.

     The Company's principal corporate offices are located at 83/89 Whitfield Street, London W1A 4XA, England, telephone number 011-44-171-436-4000.

THE DEMERGER AND CONTINUING ARRANGEMENTS WITH CCG

The Demerger

     On April 21, 1997, the Board of Directors of Cordiant announced its decision to recommend to its shareholders that they approve a spinoff or demerger of the Saatchi & Saatchi Group from Cordiant (the "Demerger"). The Demerger was motivated by the desire to allow each of the Saatchi & Saatchi Group and CCG to stand on its own and to allow the advertising agencies of the Saatchi & Saatchi Group and CCG, namely S&S and Bates Worldwide, to respond more quickly to client needs and opportunities. The Demerger took effect on December 15, 1997 and, as from the effective date of the Demerger (the "Effective Date"), CCG and the Company have operated as separate public companies and neither CCG nor the Company beneficially owns any shares of the other. As a result of the Demerger, the Saatchi & Saatchi Group and CCG each own a 50 percent shareholding in Zenith.

Relationship Between the Saatchi & Saatchi Group and CCG Following the Demerger

     As a result of the Demerger, the Company and CCG are separate publicly traded companies and operate independently of each other. Neither company has any interest in the shares of the other. However, the Company and certain companies that became its subsidiaries as a result of the Demerger entered into certain agreements and arrangements with CCG and Zenith in order to enable the Demerger to be carried out, allocate responsibility for certain obligations, provide for certain transitional arrangements and otherwise define their relationship following the Demerger. The terms of these agreements and arrangements are principally governed by the Demerger Agreement, dated September 30, 1997, between Cordiant, the Company and CCG (the "Demerger Agreement"), and certain agreements required to be entered into pursuant to the Demerger Agreement. The principal terms of these agreements and arrangements are described below.

    Property Guarantees

     The Company has guaranteed, with effect from the Effective Date, all of the obligations of Cordiant Property Holdings Limited, a member of CCG, as lessee under certain leases of premises at Lansdowne House, Berkeley Square, London W1, for a term expiring on June 16, 2013. The current annual base rent under these leases amounts to L10.6 million per annum, subject to upwards-only rent reviews in 2002/2003 and every five years thereafter. This property is not currently occupied by any company in the Saatchi & Saatchi Group or CCG. Most of this property has been sublet, but for varying terms and at lower rents. There is also an existing guarantee from CCG which will continue and CCG has agreed to indemnify the Company against any liability under the Company's guarantee.

    Bank Guarantees

     The Company gave a guarantee to the lenders under CCG's new bank facility agreement against liability under a bank guarantee of up to L5 million at December 31, 1997 in connection with Cordiant's reduction of capital. CCG has agreed to indemnify the Saatchi & Saatchi Group, to the extent that liability arises under this guarantee in respect of obligations which are CCG's primary responsibility.

    Other

     There are a number of existing guarantees by CCG companies of obligations of certain companies in the Saatchi & Saatchi Group, including guarantees in respect of leases of premises at 375 Hudson Street, New York and certain premises in London and deferred consideration payable for the acquisition of the minority shareholdings in Saatchi & Saatchi Advertising S.A. (France). The main guarantees were not released in connection with the Demerger. In the Demerger Agreement, the Company agreed to give additional, or in some cases substitute guarantees and to indemnify CCG against any liability in respect of its existing guarantees.

    New Bank Facilities

     In connection with the Demerger, the management of Cordiant allocated the consolidated indebtedness of Cordiant between the Saatchi & Saatchi Group, CCG and Zenith. The amounts allocated took into account the ability of each of the companies to generate cash flow with the intention of establishing an appropriate capital structure for each company.

     Under an Agreement dated September 30, 1997, among the Company, various other members of the Saatchi & Saatchi Group, BNY Markets Limited and Midland Bank Plc as Arrangers and certain banks and financial institutions (the "Banks"), the Banks agreed to make available to certain members of the Saatchi & Saatchi Group a secured reducing multi-currency revolving credit facility of up to $165 million (the "New Bank Facility"), which was used in part along with facilities made available to CCG and Zenith to repay amounts drawn down by Cordiant under its facility agreements and for general corporate purposes of the Saatchi & Saatchi Group (the "New Bank Facility Agreement"). Amounts available under the New Bank Facility are being amortized over the life of the facility.

     The New Bank Facility Agreement requires the Company to comply with certain financial and other covenants relating to gross interest cover, total cash cover,  maximum  gross debt and  maximum  gross  borrowings.  See  "Management's
Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The New Bank Facility will be reduced in an amount equal to 75 percent of the net proceeds received (subject to a de minimis of $5 million per annum) on, or following, a sale by the Saatchi & Saatchi Group of any subsidiary (or a material part of the business of any subsidiary, except in the case of a sale of Siegel & Gale in which case an amount equal to 20 percent of the net proceeds received would be applied in reduction of the New Bank Facility). Interest is payable on each advance under the New Bank Facility at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5 and 0.75 percent per annum, depending on the Saatchi & Saatchi Group's ability to improve certain financial ratios.

     The New Bank Facility Agreement contains provisions whereby, on the happening of certain specified events of default, the amounts made available could be declared immediately due and payable. These events of default include breach of the above covenants and cross default by certain companies in the Saatchi & Saatchi Group in respect of indebtedness over a specified amount or any change of control of the Company.

     The New Bank Facility is secured by guarantees from certain members of the Saatchi & Saatchi Group (or, where guarantees are not possible, share charges over such companies) such that at all times the aggregate of the revenues of those companies that have given guarantees (or whose shares have been charged) will equal at least 60 percent of the Saatchi & Saatchi Group's consolidated revenues, fixed and floating charges over the assets of the Company and certain of its subsidiaries and share pledges over the shares owned by members of Saatchi & Saatchi Group in various subsidiaries.

     In addition to the New Bank Facility, Zenith entered into an agreement (the "Zenith Facility Agreement") providing a L21.5 million secured reducing multi-currency revolving credit facility (the "Zenith Facility") to be used in part, along with the facilities being made available to CCG and the Company, (i) for the purposes of repaying the outstanding indebtedness under the existing facility agreements for Cordiant and (ii) for general corporate purposes of Zenith. The Company and CCG provided unlimited guarantees to the lenders in respect of the Zenith Facility and agreed between themselves that any liability under such guarantees is to be shared equally.

     Amounts outstanding under the Zenith Facility, which is for a five year term, are required to be repaid as follows: L1 million in 1998; L2 million in each of 1999 and 2000 and L4 million in 2001. The Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimis of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of a business of any subsidiary).

     Interest is payable on each advance under the New Bank Facility Agreement at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5 and 0.75 percent per annum, depending on Zenith's ability to improve certain financial ratios.

     The Zenith Facility Agreement requires Zenith to comply with various financial covenants relating to gross interest cover, maximum gross debt, maximum gross borrowings and gross capital expenditure.

     The Zenith Facility Agreement contains provisions whereby on the happening of certain specified events of default the amount made available could be declared immediately due and payable. In addition to customary events of default these events include defaults by certain companies in the Zenith group in respect of indebtedness over specified limits and any change of control of Zenith.

     The Zenith Facility is secured by guarantees from certain members of the Zenith group (or, where guarantees are not possible, share charges over such companies) such that at all times the aggregate of the revenues of those companies that have given guarantees (or whose shares have been charged) will equal at least 60% of Zenith's consolidated revenues, fixed and floating charges over the assets of Zenith and certain of its UK subsidiaries and share pledges over the shares owed in certain of its non-UK subsidiaries. CCG and the Company have also provided unlimited guarantees to the lenders in respect of the Zenith Facility.

Ownership and Operation of Zenith Media Worldwide

    Zenith Shareholders' Agreement

     Pursuant to the Demerger Agreement, CCG, the Company, Saatchi & Saatchi Holdings Limited ("Holdings") and Zenith, with effect from the Effective Date, entered into a shareholders' agreement (the "Zenith Shareholders' Agreement") in order to regulate the relationship between CCG and Holdings as shareholders of Zenith. The Company is a party to the Zenith Shareholders' Agreement in order to guarantee the obligations of Holdings. The Zenith Shareholders' Agreement provides that Zenith will be managed on a day to day basis by four executive Directors agreed upon by the shareholders. Two non-executive Directors will also be appointed by agreement between the shareholders. In addition, each shareholder will have the right to appoint one further non-executive Director.

     Pursuant to the Zenith Shareholders' Agreement, the following matters require the consent of both shareholders before they can be undertaken by
Zenith: alterations to the capital structure of Zenith; the annual business plan of Zenith; and the entering into of contracts by Zenith which are not in the ordinary course of its business or not on arm's-length terms.

     Seventy-five percent of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained by Zenith.

     Following the Demerger, each of the Company and CCG owns 50 percent of the outstanding shares of Zenith. The Zenith Shareholders' Agreement prohibits the transfer of shares in Zenith except as described below. Transfers to third parties are permitted either on the insolvency, or on a change of control, of the other shareholder. Otherwise a shareholder is entitled to sell all of its shares to a third party only if it has first offered to sell its shares to the other shareholder at a specified price and the other shareholder has declined that offer. In those circumstances, the sale to the third party must be at a price being not less than that offered to the other shareholder. Any third party to whom shares are transferred will be required to agree to be bound by the terms of the Zenith Shareholders' Agreement as if it was an original party to that agreement.

     The Zenith Shareholders' Agreement also contains options whereby one shareholder is entitled to acquire all the Zenith shares of the other shareholder in the event that:

     1.   the other shareholder becomes insolvent;

     2. the other shareholder is the subject of a change of control and following which there is a material breach of any of the terms of the media services agreement (described below) to which that shareholder is a party which either is not capable of remedy or is not remedied within a certain period; or

     3. the other shareholder terminates the media services agreement to which it is a party.

     The price payable (a) on exercise of the option described in paragraph 1 above will be based on the market value of the Zenith shares and (b) on exercise of the options described in paragraphs 2 and 3 above will be based on the net asset value of Zenith. Each shareholder also charged its shares in Zenith to secure all obligations under the new bank facilities for such shareholder's group.

     In the event that a dispute arises in relation to certain matters of fundamental importance to the future of Zenith which cannot be resolved by further negotiations between the shareholders then either shareholder will be entitled to offer to acquire at any specified price all of the Zenith shares of the other shareholder. The other shareholder will have the option either to accept that offer and sell all of its Zenith shares at the specified price or to purchase all of the Zenith shares of the other shareholder at the specified price.

     The Zenith Shareholders' Agreement also provides for the resolution of potential conflicts between the clients of the shareholders and Zenith.

     The Zenith Shareholders' Agreement will remain in force until (i) either shareholder acquires all of the shares in Zenith held by the other, (ii) an order is made or resolution is passed for the winding up of Zenith or (iii) a third party acquires all of the shares of Zenith.

     Prior to the Demerger, Zenith shared office space and facilities such as computer, payroll and accounting systems, as well as insurance and pension arrangements with members of the Cordiant Group. These arrangements were formalized on an arm's length basis with the relevant members of the Saatchi & Saatchi Group and CCG, where appropriate, prior to the Demerger.

     Both CCG and the Company have guaranteed the new Zenith bank facilities described above.

    Zenith Media Services Agreements

     Pursuant to the Demerger Agreement, at the time the Zenith Shareholders' Agreement was entered into, each of CCG and the Company entered into a media services agreement with Zenith. Under the terms of these agreements the shareholders each appointed Zenith as the exclusive supplier of media buying, media planning and certain related services for all of the clients, subject to certain exceptions, of each shareholder. The media services agreements also set out the duties of Zenith in respect of each country in which Zenith operates.

     Each of the media services agreements will terminate on December 31, 2000 or on any subsequent anniversary of that date provided either party has given to the other not less than 12 months' written notice of such termination.

Ownership and Operation of The Facilities Group

     Pursuant to the Demerger Agreement, CCG, the Company, Saatchi & Saatchi (Central Services) Limited ("SSCSL") and The Facilities Group entered into a shareholders' agreement ("The Facilities Group Agreement") in order to regulate the relationship between CCG and SSCSL as shareholders of The Facilities Group. The Company is a party to that agreement in order to guarantee the obligations of SSCSL. With effect from the Effective Date, the Company holds 70 percent of the outstanding shares of The Facilities Group and CCG holds 30 percent. The Facilities Group Agreement provides that the day to day management of The
Facilities Group will be undertaken by three executive Directors. CCG is entitled to appoint one of three executives and the Company is entitled to appoint the other two.

     The distributable profits of The Facilities Group will be divided between shareholders in the proportions in which The Facilities Group receives revenue from clients of each shareholder. Revenue of The Facilities Group not attributable to clients of either shareholder will be divided in proportion to the shareholdings.

     The Facilities Group Agreement prohibits the transfer of shares of The Facilities Group except in the circumstances described in the agreement. Transfers to third parties will be permitted either on the insolvency or on a change of control of the other shareholder. Otherwise a shareholder will be entitled to sell all of its shares to a third party only if it has first offered to sell its shares to the other shareholder at a specified price and the other shareholder has declined that offer. In those circumstances, the sale to the third party must be at a price being not less than that offered to the other shareholder. Any third party to whom shares are transferred will be required to agree to the terms of The Facilities Group Agreement as if it were an original party to that agreement.

     The  Facilities   Group   Agreement  also  contains   options  whereby  one
shareholder is entitled to acquire all the shares of the other shareholder in the event that:

     1.   the other shareholder becomes insolvent; or

     2.   the other shareholder suffers a change of control.

     The price payable on exercise of these options will be based on the market value of The Facilities Group shares.

     The Facilities Group Agreement will remain in force until (i) either shareholder acquires all of the shares in The Facilities Group held by the other, (ii) an order is made or resolution is passed for the winding up of The Facilities Group or (iii) a third party acquires all of the shares of The Facilities Group.

Employee Benefit Plans

     In the UK, Saatchi & Saatchi Group companies participate in the Cordiant Group Pension Scheme, a UK defined benefit plan operated by CCG. The Demerger Agreement provides for this participation to continue for a period of time following the Demerger subject to Inland Revenue approval until the Company establishes alternative arrangements.

     CCG and the Saatchi & Saatchi Group have agreed that the Saatchi & Saatchi Group's active members within the plan will be given the opportunity to transfer to the Saatchi & Saatchi Group's new pension arrangements when they have been established. The Demerger Agreement provides for a transfer payment of an amount determined by the trustee of the plan on the advice of the actuary to be made to the new pension arrangements in respect of the accrued rights under the plan of those active members who request it.

Other Provisions of the Demerger Agreement

    Operating Arrangements

     The Demerger Agreement provides for the implementation of specific arrangements in Eastern Europe and the Middle East where the two groups have operated local offices jointly and sets out the bases on which these arrangements continue. Each agency is owned and managed by S&S, but has been branded jointly as "Bates Saatchi & Saatchi Advertising." S&S and Bates Worldwide shared operating profits or losses of the local offices based on the level of revenue introduced by each network. Subsequent to year-end, Bates Worldwide gave notice of its intention to end the operating arrangements in Poland and the Middle East.

     In addition, members of both the Saatchi & Saatchi Group and CCG are parties to existing joint venture arrangements with third parties in Russia and Japan.

    Shared Premises and Services

     There are a number of locations in which offices leased by a member of the CCG Group are occupied by, or shared with, a member of the Saatchi & Saatchi Group, or vice versa. Pursuant to the Demerger Agreement, these arrangements will continue, to the extent practicable, either indefinitely or at least for a transitional period, generally on the same basis on which such arrangements operated prior to the date of the agreement. The most significant of these arrangements are a sublease by the Saatchi & Saatchi Group to Zenith of 55,000 square feet at 375 Hudson Street in New York and a sublease by the Saatchi & Saatchi Group to CCG for approximately 15 months from the Effective Date at an annual base rent of approximately $3.4 million. In some cases these arrangements are the subject of formal subleases or licenses; in other cases the sharing arrangements remains informal. The Demerger Agreement also contains certain transitional arrangements in respect of such matters as access to information, the preparation of accounts and insurance.

    Network Affiliates

     There are over 40 affiliated agencies of S&S around the world in which the Saatchi & Saatchi Group holds only a minority interest or no equity interest. Prior to the Demerger, the relationship with these affiliates was in most cases governed by a "network membership agreement" between the affiliate and Cordiant, on behalf of S&S. Under these agreements, the affiliate was given the sole license to use the "Saatchi & Saatchi" name in relation to advertising services in a specified territory and receives certain services and referrals of clients from S&S, in return for paying to Cordiant fees based on income earned by the affiliate. In most cases, these agreements provided for termination by either party on 3 months' notice.

     Pursuant to the Demerger Agreement, the Saatchi & Saatchi Group and CCG are endeavoring to obtain the agreement of the S&S affiliates to the novation of their network membership agreements, so that the Company will succeed to all of the rights and obligations of Cordiant under these agreements. To the extent that such agreement had not been obtained prior to the Effective Date, CCG held these agreements for the benefit of the Saatchi & Saatchi Group pending novation or termination and the Saatchi & Saatchi Group is responsible for ensuring that all obligations of CCG thereunder are performed. Similar arrangements exist in relation to agreements with Zenith affiliates.

    Disputes

     The Demerger Agreement sets out agreed procedures to be followed by CCG, the Company and Zenith in seeking to resolve any dispute that may arise between any of them under or in connection with the Demerger Agreement, other than disputes arising under the Zenith Shareholders' Agreement.

    Demerger Costs

     Pursuant to the Demerger Agreement, subject to certain limited exceptions, all costs incurred by Cordiant, the Company, Zenith and their respective subsidiaries in connection with the Demerger, including, but not limited to, those relating to the pre-Demerger reconstruction, Cordiant's reduction of capital, the applications for listing of Ordinary shares and ADSs (defined below) on the London and New York Stock Exchanges respectively, all of the new employee share schemes and the new banking facilities, were paid by CCG. The anticipated costs of the Demerger were taken into account in determining the manner in which the overall debt of the Cordiant Group was divided between the Saatchi & Saatchi Group, CCG and Zenith. Costs in excess of those anticipated were recorded by CCG and 50% of them were charged back to the Company. These costs were recognized as a reduction of the Company's share premium account.

    Liabilities and Reciprocal Indemnities

     The Demerger Agreement provides that following the Demerger, each of the Company, CCG and Zenith will indemnify, or procure that its relevant subsidiaries indemnify, the members of each other group, subject to certain limitations, against certain actual and contingent liabilities associated with the business of the indemnifying group. In addition, if there are incurred any liabilities in relation to past disposals of subsidiaries not operated as part of S&S or Bates Worldwide, certain liabilities in connection with the Demerger process in excess of the amounts contemplated by the arrangements for dividing the existing Cordiant Group bank borrowings between the Saatchi & Saatchi Group, CCG and Zenith, or certain other types of liabilities, these will be shared equally by CCG and the Saatchi & Saatchi Group. The general purpose of these provisions is to ensure that legal effect is given to the principles upon which it has been agreed that the assets and liabilities of the Cordiant Group should be divided between the Saatchi & Saatchi Group, CCG and Zenith. They cover a range of matters, in addition to the cross guarantees referred to above, including (without limitation) UK, US and other tax liabilities and litigation involving members of more than one group.

ORGANIZATION AND SERVICES

     Saatchi & Saatchi Group's principal activities are organized as follows:

Organization                         Activities

Advertising

S&S                                  Advertising and creative marketing services

Cliff Freeman & Partners             Advertising

Marketing communications services

Rowland Worldwide                    Strategic communications

The Facilities Group<F1>             Pre-production services in
                                     design, print and television

Media services

Zenith Media Worldwide<F2>            Media planning and buying
_______________________________
<F1>  Owned 70 percent by the Group and 30 percent by CCG.
<F2>  Owned 50 percent by the Group and 50 percent by CCG.


Advertising

     S&S is headquartered in New York and currently has 162 offices and affiliated agencies located in over 90 countries. It has a reputation for outstanding creative ability and benefits from long-standing relationships with many multinational clients. In 1997, S&S accounted for approximately 85 percent of the Saatchi & Saatchi Group's revenues.

     Advertising services

     S&S is principally involved in the creation of advertising and creative marketing programs for products, services, brands, companies and organizations. These programs involve various media such as television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media, as well as techniques such as direct marketing, sales promotion and design. The creation of advertising and marketing materials includes the writing, designing and development of concepts. When the concepts have been approved by the client, S&S supervises the production of materials necessary to implement that program. These include film, video, print and electronic materials which are provided externally.

     S&S performs a strategic planning function which involves analysis of the particular product, service, brand, company or organization against its competitors and the market. This analysis includes the use of market research, sociological and psychological studies as well as creative insight. S&S also evaluates the choice of media to reach the desired market most efficiently and monitors the effectiveness of the program. The advertising and marketing program is devised within the limits imposed by the client's advertising budget. In the case of global and regional campaigns, S&S plans and coordinates the implementation of the program through its network of national agencies.

     S&S is also involved in buying media space and time for its clients. This is executed by Zenith, by S&S's in-house team or sourced from external suppliers.

    Clients

     In 1997, S&S's ten largest clients accounted for approximately 42 percent of the Saatchi & Saatchi Group's revenues. The two largest clients, Procter & Gamble and Toyota, accounted for 13.5 percent and 18.9 percent, respectively, of the Saatchi & Saatchi Group's revenues in 1997. In 1997, S&S served approximately 40 clients in five or more countries. Details of S&S's largest clients in 1997 and recent significant new business wins from existing and new clients are set forth below.

                                   S&S Clients

                                                                         Number of            Year
                                                                         countries        relationship
                                                                          in which           first
                                                                          serviced         established
      Largest clients in 1997         American Home Products                 3                1983
                                      Delta Air Lines                        7                1997
                                      DuPont                                 21               1949
                                      Eastman Kodak                          19               1949
                                      General Mills                          1                1924
                                      Hewlett Packard                        42               1974
                                      Johnson & Johnson/Merck                35               1971
                                      The National Lottery                   1                1994
                                      Procter & Gamble                       60               1921
                                      Toyota                                 31               1975

Business wins in 1997 include Alcatel, Avery Dennison, Beck's Beer, Carrefour, Castrol, Commerzbank, CPC, Delta Air Lines, Diesel Footwear, Electrolux, France Telecom, Fox, KFC, Lloyds TSB, Merial, Meidi, Nina Ricci, PeopleSoft, Qualcomm, TCL and Wild Turkey.

     Network expertise

     The network includes a separately branded healthcare marketing agency called Klemtner Advertising. In addition, S&S has established a number of teams to develop a greater understanding of certain specialist sectors. These include Saatchi & Saatchi Business Communications for business-to-business communications, Saatchi & Saatchi Vision for interactive and three dimensional media, Kid Connection for youth marketing, and HealthCare Connection for healthcare marketing.

     The network has also developed a series of methodologies designed to improve the agency's ability to understand consumer motivations. The Psychological Probe is designed to improve the understanding of emotional factors which shape consumer behavior. The Anthropological Probe is designed to understand the cultural factors formed by the consumers' living environment. The Brand Resource and Information Network, BRAIN, is a worldwide internet allowing S&S to share product and brand knowledge both internally and with clients.

     Management believes that these areas of expertise provide the network with enhanced opportunities to attract new business and to extend business from existing clients.

     Cliff Freeman & Partners

     Cliff Freeman & Partners is an advertising agency founded in 1987 in New York. The agency has an outstanding creative reputation having won more than 100 awards in 1997 including "Most Popular Campaign" in USA Today's "Ad Track" poll. The agency's principal clients are Ameritech Cellular Services, The Coca-Cola Company, Fox/NHL and International Home Foods.

Marketing Communications Services

     Rowland Worldwide

     Rowland Worldwide is the Saatchi & Saatchi Group's international strategic communications consulting firm. Headquartered in New York, the Rowland Worldwide network has five business centers in Brussels, Hong Kong, New York, London, and Sydney, with an additional nine owned offices and 28 affiliated offices.

     Rowland's global network brings together for its clients strategic communications capabilities, expertise and local market knowledge to influence diverse and changing audiences worldwide. Rowland works with client companies to build their reputations and their businesses through strategic cross-disciplinary applications of communication techniques. These services assist clients in marketing new or existing products, defining business strategies, marketing mergers and acquisitions, managing crises, addressing community issues and presenting financial results and business strategies. Rowland Worldwide advises clients on project-specific or long-term assignments. Its principal clients include Canon, DuPont, Johnson & Johnson/Merck, Procter & Gamble and Visa International.

     The Facilities Group

     Based in central London, The Facilities Group provides a comprehensive range of technical and creative services in the areas of design, print, artwork, audio visual, multimedia and television production. Its revenues are derived from both S&S and CCG and a number of independent accounts.

     The business operates from a single site and provides 24 hour coverage. This helps to reduce production times and to add a high level of security to clients' projects. The Facilities Group has expanded its specialist services through the recent introduction of two new divisions: Red Kite, an interactive media company and Winkle Films, a film production company.

     As a result of the Demerger, the Saatchi & Saatchi Group has a 70 percent shareholding in The Facilities Group with the remaining 30 percent held by CCG. See "The Demerger and Continuing Arrangements with CCG--Ownership and Operation of The Facilities Group."

Media Services

     Zenith Media Worldwide

     Zenith is a specialist media services and planning agency. It is headquartered in London and has offices and affiliated agencies in 15 European countries and five Asia Pacific countries and has seven offices in North America. Zenith continues to expand with further offices planned in Europe and two new offices in North America opening shortly.

     Zenith's services include researching media markets, forecasting media trends and levels of expenditure, developing media buying strategies, planning, negotiating and executing the details of buying programs, monitoring the media to verify the execution of the buying program, researching the effectiveness of the program and paying media owners. Zenith's Advertising Expenditure Forecasts, which are published twice yearly, are regarded as authoritative by the advertising industry.

     Zenith provides its services to clients of S&S and Bates Worldwide. In addition, in 1997 slightly more than half of its revenues were generated from Zenith's own client list. Zenith's major direct clients include BMW/Rover Group UK, Bristol-Myers Squibb, British Telecom, Calvin Klein, Darden Restaurants, Kingfisher, Kraft Jacobs Suchard, Mars and Renault.

     Zenith has made significant investment in its people, information technology systems and proprietary software. Zenith's proprietary software helps to differentiate it from its competitors and to allow it to deliver competitive advantage to its clients. Zenith's systems, branded Zenith Optimization of Media, ZOOM(Trade Mark), fall into three areas:

     Infrastructure. Standardized hardware and software platforms, including desk-to-desk e-mail, are used across the Zenith network.

     Communication. Zenith uses internet communications incorporating password protected web-sites to share and disseminate information both internally and with clients.

     Proprietary media systems. A number of proprietary media systems have been branded and launched since 1996 to process, manipulate and analyze data efficiently. Examples of these systems are ZOOM Wizard, which optimizes the allocation of a client's budget by TV station and time of day; ZOOM Optimiser, which generates TV spot schedules to maximize reach and frequency; ZOOM Merlin, a portfolio optimization system which generates multiple campaign schedules simultaneously; ZOOM Maps, which models campaign and brand awareness; ZOOM Adweight, which helps determine targets for effective advertising frequency levels; ZOOM Merc, which estimates combined media net reach; and ZOOM Futures, which models estimated brand sales from media and marketing campaigns.

     As a result of the Demerger, the Saatchi & Saatchi Group and CCG each have a 50 percent shareholding in Zenith. The Company accounts for Zenith as a joint venture. In addition, both the Saatchi & Saatchi Group and CCG entered into an agreement in which they agree to use Zenith as their exclusive media services supplier, subject to certain exceptions, until at least December 31, 2000. Each media services agreement will introduce revised commercial terms for the purchase of media services from Zenith. See "The Demerger and Continuing Arrangements with CCG--Ownership and Operation of Zenith Media Worldwide."

Geographic Coverage

     The Saatchi & Saatchi Group serves clients in all of the world's major advertising markets.

                   Geographic Analysis of S&S Revenue in 1997

                                          Percentage of the Group's             Percentage of worldwide
                                                 ongoing revenue(<F1>)          advertising expenditure(<F2>)
                                                                (%)                                  (%)
   -------------------------------- -------------------------------- ------------------------------------
   UK.............................                             16.2                                  6.1
   North America..................                             48.0                                 38.2
   Rest of Europe, Africa and the
   Middle East....................                             22.0                                 23.1
   Asia Pacific (exc. Japan)......                             13.6                                 10.7
   Other (inc. Japan).............                              0.2                                 21.9
   Total..........................                            100.0                                100.0
   -------------------------------- -------------------------------- ------------------------------------

(<F1>)  Ongoing revenue excludes revenue from disposed businesses.
(<F2>)  Source:  Zenith Media Worldwide, Advertising Expenditure Forecasts, December 1997.

     In North America, the Saatchi & Saatchi Group's weighting is based on S&S's relationships with a number of major US companies. The high weighting in the UK reflects the strong position of S&S's London office on Charlotte Street. In the Rest of Europe, Africa and the Middle East, the network's development is broadly in line with the market, with significant contributions from France and Italy. In Asia Pacific, the network receives significant contributions from Australia, China (including Hong Kong), New Zealand and Singapore. Nearly all national advertising markets are dominated by the major worldwide advertising networks. The Japanese market is the exception as it is dominated by domestic agencies with limited international presence. In the rest of the world, the network is primarily represented by businesses in which it has minority equity holdings. Accordingly, these businesses are not included within S&S's revenue.

     For a more detailed breakdown of the Company's operations by geographic area, see Note 31 in the Notes to the Financial Statements.

     North America

     S&S's main US advertising agency is Saatchi & Saatchi North America, Inc. There are also a number of other units within the North American network such as Cliff Freeman, Conill, Klemtner, Saatchi & Saatchi Business Communications, Saatchi & Saatchi Canada and Taylor Tarpay. Some of the representative major clients of these businesses are Delta Air Lines, DuPont, Eastman Kodak, General Mills, Hewlett-Packard, Johnson & Johnson/Merck, Procter & Gamble, Toyota and Wyeth. In North America, S&S has its major offices in New York and California in the US and Ontario in Canada. In addition there are a number of field offices throughout the US.

     In North America, the Rowland Worldwide network is represented in North America by Rowland Worldwide, Inc., which has offices in New York.

     In North America, Zenith is headquartered in New York, and has offices in California, Colorado, Illinois, Oregon and Texas.

     United Kingdom

     S&S is represented in the United Kingdom by the Saatchi & Saatchi Group Ltd. Some of the agency's representative major clients are the British Army, Carlsberg, Hewlett-Packard, The National Lottery, Procter & Gamble, Toyota and Visa.

     Other services in the United Kingdom are all based in London and are comprised of the following: Albemarle Marketing Research Ltd., which provides market research services; Rowland Worldwide; and The Facilities Group.

     Zenith is headquartered in the United Kingdom and provides media services.

     Rest of Europe, Middle East, Africa and Asia Pacific

     S&S has international agencies (including affiliated agencies) located in over 90 countries. The major international agencies are located in Australia, China, France, Germany, Italy and New Zealand.

     Rowland Worldwide has operations (including affiliated agencies) in 42 countries. Its own offices are located in Australia, Belgium, China, Hungary, Italy, Japan, Poland and Russia.

     Zenith has operations (including media affiliates) in 25 countries, including Australia, China, France, Germany, Italy and Spain.

ACQUISITIONS & DISPOSALS

     Acquisitions

     During 1996 the minority 47.4 percent of the share capital of Saatchi & Saatchi Advertising SA in France was acquired. The acquisition was completed in September 1996, but for accounting purposes the minority was treated as having been acquired on January 1, 1996.

     During the second half of 1996, Cordiant acquired 51 percent of a South African agency, Saatchi & Saatchi Klerk & Barrett Holdings (Proprietary) Limited, and bought out the minority interest in BSB Saatchi & Saatchi MC Limited in Poland.

     Disposals

     In April 1995, Cordiant completed the sale of the business of the Minneapolis offices of Campbell Mithun Esty ("CME"). Prior to and after the sale, all of the other operations of CME were either closed or integrated into Cordiant. Also in April 1995, Cordiant completed the sale of its agencies in Puerto Rico and Mexico. In September 1995, the Kobs & Draft Worldwide network ("KDW") was sold to its management. Revenues from these companies aggregated L52.3 million in 1994 and L25.6 million in 1995. In 1996 KDW was sold by its management to The Interpublic Group of Companies. This transaction resulted in the receipt of contingent consideration as specified in the 1995 sale agreement between Cordiant and KDW management which resulted in further gains in 1996 and 1997. See Note 3 in the Notes to the Financial Statements.

     In June 1998 the Company sold its Siegel & Gale, Inc. and Siegel & Gale Limited subsidiaries (together, "Siegel & Gale") to a company owned by the management of Siegel & Gale and a third party. Consideration for the transaction was $33.8 million in cash. See Note 36 in the Notes to the Financial Statements.

PERSONNEL

     As of May 1, 1998, the Group directly employed approximately 5,200 people worldwide. The success of the Group's advertising and marketing services businesses, like that of all other agencies, depends largely on the skill and creativity of its personnel and their relationships with clients. The Company believes that its relationship with its employees is good.

COMPETITION

     The advertising industry is highly competitive at both an international and local level. The Saatchi & Saatchi Group's principal competitors in the advertising industry are the large multinational agencies based in the US, the UK and France as well as smaller agencies which operate in local markets. The principal competitive factors include an agency's reputation, its creative strength and quality of service, its ability to perceive clients' needs accurately, the commercial effectiveness of its ideas, its geographic coverage and diversity, its understanding of advertising media and its media buying power. In addition, an agency's ability to maintain its existing clients and develop new relationships depends to a significant degree on the interpersonal skill of the individuals managing client accounts. Normal practice in the industry is for agency contracts to have a three month termination period.

     Management believes that S&S is well positioned to compete in the advertising industry. The Saatchi & Saatchi name is one of the strongest and best known in advertising. Furthermore, the Group's advertising agencies have an excellent creative record, having together been ranked in the top three by creative awards at the Cannes International Advertising Festival in each of the last six years. Management also believes that the process of clients consolidating their business in the advertising market will continue to offer opportunities for S&S to win new business.

REGULATION

     Governments, government agencies and industry self-regulatory bodies in the various countries in which the Group operates continue to adopt legislation and regulations which directly or indirectly affect the form, content and scheduling of advertising and other communications services, or otherwise affect the activities of such businesses and their clients. Certain of the legislation and regulations relate to considerations such as truthfulness, substantiation, interpretation of claims made and comparative advertising. In addition, there is a tendency toward restrictions or prohibitions relating to advertising for such products as pharmaceuticals, tobacco and alcohol.

Item 2.  Description of Property.

     The Saatchi & Saatchi Group leases all its premises except for one office building located in France which it owns. The principal properties of the Saatchi & Saatchi Group (all of which are used as offices) are as follows:

                                       Area         Annual Base           Next Rent         Expiration
    Location                          Sq. Ft.      Rental-Millions        Review Date         of Lease

375 Hudson Street(<F1>)              421,000           $11.1            February 2003          2013
New York, New York

23 Howland Street                    133,000            L1.6            December 1998          2013
together with
80/84 Charlotte St.
London, England

3501 Sepulveda Boulevard              90,100            $3.3             March 1999            2006
Torrance, California

1960 East Grand Avenue                51,400            $1.1                1999               2004
El Segundo, California

30 Boulevard Vital-Bouhot             34,900            N/A                  N/A               N/A
Neuilly-sur-Seine, Paris
________________________________


(<F1>) In addition, the Company leases 326,000 square feet at an annual rental of $6.4 million which is sublet to third parties at rates below those paid by it. The expected shortfall in rental income from these third party subleases has been fully reserved.

     At December 31, 1997 the Saatchi & Saatchi Group owned and leased properties and fixtures (including furniture and equipment) which had a net book value of L83.3 million ($136.6 million).

     The Company considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 1997, L58.7 million ($96.3 million) had been reserved by the Group for potential costs of surplus space, primarily in New
York City. The 421,000 square feet leased at the 375 Hudson Street location includes 55,000 square feet sublet to Zenith through 2005 at a current market rate. See Note 5 in the Notes to the Consolidated Financial Statements.

Item 3.  Legal Proceedings.

     In March 1992 Saatchi & Saatchi North America, Inc. ("SSNA"), a subsidiary of the Company, disposed of the assets of its Lifestyle Marketing Group division to Kaleidescope Holdings, Inc. (the "Purchaser"). In July 1992 International Sports Marketing Inc. ("ISM") brought an action in the Circuit Court for Wayne County, Michigan (the "Court") naming a number of defendants, including the United States Olympic Committee ("USOC"), various individuals employed by or associated with it and various advertising agencies and sports marketing companies, including SSNA, alleging that the USOC had improperly withdrawn from a program with ISM to produce commemorative olympic coins and that the advertising and sports marketing defendants had tortiously interfered with this program. In 1995 a default judgment was entered by the Court against a defendant described as "Lifestyle Marketing Group." The total amount of the default judgment (including interest to date) is approximately $31 million. In 1996, after ISM's claim against SSNA had been dismissed on summary judgment, ISM filed a supplemental action in the Court against, among others, SSNA and the Purchaser, seeking to enforce against them the default judgment issued against "Lifestyle Marketing Group." The Purchaser cross claimed against SSNA and others for indemnity in the event that it was held liable to ISM. On February 11, 1998, the Court issued an Opinion and Order holding that SSNA is liable to indemnify a party which the Court referred to as "Lifestyle Marketing Group" or "Lifestyle Marketing Group Inc." The Company has been advised by its US counsel that, in its view, the Opinion and Order is based on palpable errors of fact and law. SSNA is vigorously pursuing its defenses to this action through a rehearing.

Item 4.  Control of Registrant.

     The Company is not owned or controlled by any government or corporation.

     The following table sets forth the number of Ordinary shares held by all Directors and Executive Officers of the Company as a group as of May 1, 1998.

Title of Class         Identity of Person or Group              Amount Owned          Percent of Class
Ordinary shares        Directors and Executive Officers of          84,436            Less than one
                       the Company as a group                                         percent

     The Company has also been notified of the following non-beneficial holdings of ten percent or more of the issued Ordinary share capital of the Company as of May 1, 1998.

Title of Class         Identity of Person or Group           Amount Owned          Percent of Class
Ordinary shares        Phildrew Nominees Ltd./               53,177,885                  23.96
                       PDFM Ltd

                       Harris Associates, L.P.               24,146,578                  10.88

                       Trimark Investment Management, Inc.   22,199,629                  10.00

Item 5.  Nature of Trading Market.

     Prior to the Demerger, there was no public market for the Ordinary shares or the ADSs. The Company's Ordinary shares are quoted on the London Stock Exchange Limited (the "London Stock Exchange"). The table below sets forth, for the periods indicated, the reported high and low middle market quotations for the Ordinary shares on the London Stock Exchange based on its daily official list. Such quotations have been translated in each case into US dollars at the Noon Buying Rate on each of the respective dates of such quotations.

                                                    Pence Per                  Translated into
                                                  Ordinary Share                  US Dollars
                                               High          Low               High        Low

1997      Fourth Quarter...............         113          109               1.89        1.82
          (beginning December 15, 1997)

1998      First Quarter................         159          103               2.67        1.70
          Second Quarter...............         172          150               2.91        2.50
            (through May 1, 1998)

     The Ordinary shares trade in the United States on the New York Stock Exchange, Inc. (the "NYSE") in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents five Ordinary shares. The depositary for the ADSs is The Bank of New York (the "Depositary"). The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange--Composite Transactions.

                                                           US Dollars per
                                                                ADS
                                                 -------------------------------
                                                      High                 Low
1997      Fourth Quarter........................     9 7/16               8 3/4
            (beginning December 15, 1997)

1998      First Quarter.........................    13 7/8               7 15/16
          Second Quarter........................    14 5/8                12 1/2
            (through May 1, 1998)


     At May 1, 1998, the Company had 221,926,973 Ordinary shares outstanding held by approximately 14,800 registered shareholders (including nominees). At May 1, 1998, approximately 7,500 persons with United States addresses, owned approximately 6,991,653 of the Company's ADSs (representing approximately 15.8% of all outstanding Ordinary shares). In addition, as of May 1, 1998, approximately 16 persons with United States addresses reflected on the Company's share register owned approximately 400,685 Ordinary shares (representing approximately 0.2% of all outstanding Ordinary shares). Thus, in total, on the basis described above, the Company's ADS holders and direct holders of Ordinary shares with United States addresses owned at May 1, 1998, approximately 35,358,950 Ordinary shares representing approximately 15.9% of all outstanding Ordinary shares. The Company believes that, at May 1, 1998, an additional approximately 30% of its outstanding Ordinary shares were beneficially owned by US persons holding their shares through UK nominees, giving an aggregate US holding of approximately 45.9%.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.

     There are no limitations on the rights of non-resident or foreign persons by virtue of nationality to hold or vote the Ordinary shares imposed by the laws of the United Kingdom or by the Articles except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation such as the United Nations Act of 1946 and the Emergency Laws Act 1964, against the governments or residents of certain countries. Article 157 of the Articles, provides, however, that a member who has no registered address within the United Kingdom and has not notified the Company in writing of an address within the United Kingdom for the service of notice, shall not be entitled to receive notice from the Company. There are currently no governmental laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to non-UK holders of Ordinary shares, except for restrictions of the type referred to above.

Item 7.  Taxation.

     The following is a summary of certain UK tax consequences generally applicable to a beneficial owner of ADRs or Ordinary shares in the Company who is resident in the United States and not resident in the United Kingdom (a "US Holder") for the purposes of the current double taxation convention on income and capital gains between the United States and the United Kingdom (the "Convention").

     Subject to the following paragraph, this summary is based on current tax law and practice as of the date of this filing and is subject to any changes in US or UK tax law and practice (including changes in the Convention) occurring after that date. As the following discussion is only a general summary of certain UK and US federal income tax law consequences (not including consequences under any other laws, including other federal, state, local or foreign tax laws), it does not purport to address all potential tax consequences for all types of investors and, consequently, its applicability will depend upon the particular circumstances of individual investors. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, dealers in securities or currencies, persons that have a "functional currency" other than the US dollar, persons that will hold Ordinary shares (or ADSs) as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for US federal income tax purposes and persons owning, directly or indirectly, five percent or more of the voting shares of the Company) may be subject to special rules not discussed below. Investors should, therefore, consult their own tax advisers about their tax position in relation to the Company including the particular tax consequences to them of owning and disposing of Ordinary shares or ADSs.

     The discussion of UK taxation of dividends and refunds of tax credits is based on current UK tax law as potentially amended by the Finance (No. 2) Bill 1998. The discussion assumes that the Finance (No. 2) Bill 1998 will be enacted as originally drafted.

United Kingdom Taxation of Dividends and Refunds of Tax Credits

     The Company

     When paying a dividend in respect of the Ordinary shares, the Company is generally required to account to the UK Inland Revenue for a payment known as advance corporation tax ("ACT"). The rate of ACT is 20/80ths of the cash dividend paid to shareholders, equivalent to 20 percent of the sum of the cash dividend and the related ACT. The payment of the dividend generally gives rise to a "tax credit" in the hands of certain shareholders. The rate of the tax credit is currently 20 percent of the sum of the cash dividend and the tax credit (the "gross dividend"). However, the Finance (No. 2) Bill 1998 proposes the abolition of ACT as from April 6, 1999.

     The Company has the option to elect to pay a "foreign income dividend" out of its non-UK source profits or those of its subsidiaries. To the extent that the non-UK source profits have borne tax in a jurisdiction other than the United Kingdom in respect of which double taxation relief is afforded in the UK, the Company may be able to recover from the UK Inland Revenue the ACT it bears on the foreign income dividend. A foreign income dividend does not carry a tax credit. The Company's ability to pay foreign income dividends will cease on April 6, 1999.

     US Resident Shareholders

     For purposes of the Convention and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), the holders of the ADRs should be treated as the owners of the underlying Ordinary shares represented by the ADSs that are evidenced by such ADRs.

     Tax Credits Under the Convention

     Except where the dividend is a foreign income dividend, an individual Shareholder resident in the United Kingdom for tax purposes is treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid to him and the tax credit in respect of his dividend. The tax credit will be credited against the shareholder's income tax liability giving rise to a refund in certain circumstances.

     From April 6, 1999, the rate of the tax credit will fall to 10 percent of the gross dividend and the tax credit will no longer give rise to a refund in the case of shareholders with no tax liability.

     Under the Convention, certain US Holders which are US corporations which do not control, directly or indirectly, alone or together with associated corporations, at least 10 percent of the voting shares of the Company or who are US resident individuals will generally be entitled to claim from the Inland Revenue payment of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax equal to 15 percent of the aggregate value of the dividend and the tax credit. Thus, at present rates, the payment to a qualifying US Holder in this category of a dividend of L80 would result in a Tax Credit Refund of L5 (i.e., L20 tax credit less a deduction of L15 in respect of the withholding tax). From April 6, 1999, when the rate of the tax credit falls to 10 percent, the payment of a dividend to a qualifying US Holder in this category will result in a Tax Credit Refund of Lnil (the withholding fully eliminating the tax credit).

     A modified rule for Tax Credit Refunds, not addressed in this summary, applies to US corporations controlling, directly or indirectly, alone or together with associated corporations at least 10 percent of the voting shares of the Company.

     The rules entitling certain US Holders to Tax Credit Refunds do not apply:

     (i) with respect to holdings of ADRs or Ordinary shares that are effectively connected either with a permanent establishment in the United Kingdom through which the US Holder carries on business activities or, in the case of an individual, with a fixed base in the United Kingdom from which an individual US Holder performs independent personal services;

     (ii) to certain categories of US Holder (including certain investment or holding companies); and

    (iii) wherethe dividend is a foreign income dividend.

     If the US Holder of an ADR or an Ordinary share is a partnership, trust or estate, any Tax Credit Refund as described above will be available only to the extent that the income derived by the US Holder is taxable in the United States as the income of a US resident, whether in the hands of the US Holder or of its partners or beneficiaries, as the case may be.

     The rules described above are subject to further special rules (set out in the Convention) affecting the entitlement of certain US Holders to a Tax Credit Refund. US Holders should consult their own tax advisers with respect to the detailed application of the Convention to their own particular cases.

     The Company and the Depositary have established arrangements with the Inland Revenue whereby certain U.S. Holders of an ADR can obtain payment from the Depositary of the Tax Credit Refund at the same time as and together with the payment of the associated dividend. Such arrangements are implemented at the discretion of the Inland Revenue and may be amended or revoked. U.S. Holders of Ordinary Shares who do not satisfy the requirements to benefit from the arrangements described above should, in order to obtain a Tax Credit Refund, file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 CB 623, and Revenue Procedure 81-58, 1981-2 CB 678. U.S. Holders should consult their own tax adviser on procedures for obtaining Tax Credit Refunds.

     Unitary Tax States

     Under Section 812 of the Income and Corporation Taxes Act 1988, the UK Treasury has power to deny the payment of Tax Credit Refunds under the United Kingdom's income tax conventions to certain corporations if such a corporation or an associated company (as described in Section 812) has a qualifying presence in a state which operates a unitary system of corporate taxation. These provisions come into force only if the UK Treasury so determines by statutory instrument. As of the date of this filing, no such determination has been made. The UK authorities have indicated that any action could be implemented on a retrospective basis, thereby applying to dividends paid before the date of implementation.

United Kingdom Taxation of Capital Gains

     Holders of ADRs or Ordinary shares who are US citizens or residents of the United States for US federal income tax purposes, and who are not resident or ordinarily resident in the United Kingdom for UK income tax purposes, will not normally be liable to UK taxation of capital gains realized on the disposal or deemed disposal of their ADRs or Ordinary shares, unless the ADRs or Ordinary shares are held in connection with a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in certain circumstances, their non-UK residence is only temporary. However, US citizens and residents holding ADRs or Ordinary shares may be liable for taxation of such gains under the laws of the United States.

     In the case of an individual US Holder, any such capital gain or loss will be (i) mid-term capital gain or loss if the US Holder held the Ordinary shares (or ADSs held by or on behalf of the Depositary in the form of ADRs) for more than one year but not more than 18 months and (ii) long term capital gain or loss if the US Holder held the Ordinary shares (or ADSs held by or on behalf of the Depositary in the form of ADRs) for more than 18 months. Any net mid-term capital gain recognized by an Individual US Holder will be taxed at a maximum marginal US federal income tax rate that is less than the rate applicable to ordinary income, while any net long term capital gain recognized by an individual US Holder will be subject to a further reduced maximum marginal rate.

     US Holders who are neither resident nor ordinarily resident in the UK will not normally be liable to UK tax on capital gains accruing to them on the disposal or deemed disposal of Ordinary shares (or ADS), except where the Ordinary shares (or ADS) are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

     Subject to certain limitations, a US Holder that is liable, in the exceptional case, for both UK tax (i.e., capital gains tax or UK corporation tax on chargeable gains) and US tax on a gain on the disposal of Ordinary shares (or ADSs held by or on behalf of the Depositary in the form of ADRs) generally will be entitled to credit the UK tax against its US federal income tax liability in respect of such gain, subject to the applicable limitations.

United Kingdom Inheritance and Gift Tax

     UK Inheritance Tax ("IHT") is a tax charged broadly, on the value of an individual's estate at his death, upon certain transfers of value (e.g., gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (e.g., a transfer into discretionary trust), or it may be potentially exempt (e.g., an outright gift to another individual), in which case it will only become chargeable if the donor dies within 7 years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

     Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L223,000 (for chargeable transfers made on or after April 6, 1998). In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L223,000 "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

     IHT is chargeable upon the worldwide assets of individuals who are domiciled or deemed to be domiciled in the United Kingdom, and upon the UK situate assets of individuals domiciled elsewhere.

     Accordingly, an individual who is domiciled in the United States and is not deemed to be domiciled in the United Kingdom is only within the scope of IHT to the extent of his UK situate assets. These will include Ordinary shares in the Company which are registered in the United Kingdom. It is understood to be the Inland Revenue's normal practice to treat ADRs representing shares in UK companies as assets situated in the United Kingdom for IHT purposes.

     The rules outlined above will, in many cases, be modified by the US-UK Convention on Inheritance and Gift Taxes. In general, an individual who is domiciled in the US for the purposes of that convention and who is not a UK national will not be subject to IHT in relation to Ordinary shares in a UK company or ADRs representing Ordinary shares in a UK company on death or on a lifetime gift, provided that any gift or estate tax due in the USA is paid and that the Ordinary shares or ADRs are not part of the business property of a permanent establishment in the UK or part of the assets of a fixed UK base used by the holder for the performance of services.

     In the exceptional case where the Ordinary shares or ADRs are subject both to IHT and to US federal gift or estate tax, the gift tax convention provides a credits system designed to avoid double taxation.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

     Transfers of Ordinary shares for a consideration

     UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary shares in the Company) for a consideration in money or money's worth. In the case of stamp duty, the charge is normally at the rate of L0.50 per L100 (or part of L100) of the amount or value of the consideration given for the transfer and, in the case of SDRT, 0.5 percent of such amount or value. Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be canceled.

     Consequently, transfers of, or agreements to transfer, Ordinary shares in the Company will normally be subject to ad valorem stamp duty or SDRT.

     The electronic transfer system known as CREST permits shares to be held in uncertificated form and to be transferred without a written instrument. The absence of a written instrument of transfer results in such paperless transfers generally being liable to SDRT rather than stamp duty. Special rules apply to the collection of SDRT on paperless transfers settled within CREST.

     Transfers of Ordinary shares into ADS form

     UK stamp duty or SDRT will normally be payable on any transfer of Ordinary shares to the Depositary or its nominee, or where the Depositary issues an ADR in respect of Ordinary shares hitherto held for another purpose by it or its nominee. The charge is at the rate of L1.50 per L100 (or part of L100) or, in the case of SDRT, 1.5 percent:

(i) in the case of a transfer of Ordinary shares for consideration, of the amount or value of the consideration for the transfer, and

(ii) in the case of a transfer of Ordinary shares other than for consideration and in the case of the issue of an ADR in respect of Ordinary shares hitherto held for another purpose, of the value of the Ordinary shares.

     Transfers of Ordinary shares within the depositary arrangements

     No UK stamp duty will be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR, provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the UK. Where these conditions are not met, the transfer of, or agreement to transfer, an ADR could, depending on the circumstances, give rise to a charge to ad valorem stamp duty.

     No SDRT will be payable in respect of an agreement to transfer an ADR (whether made in or outside the UK).

     Transfers of Ordinary shares out of ADS form

     Where no sale is involved, a transfer of Ordinary shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of 50p per instrument of transfer. By contrast, a transfer of, or agreement to transfer, Ordinary shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally calculated by reference to the amount or value of the consideration for the transfer.

     Gifts of Ordinary shares

     A transfer of Ordinary shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of 50p per instrument of transfer.

Item 8.  Selected Financial Data.<F3>

     The selected financial data set forth below is derived from the Financial Statements and should be read in conjunction with, and is qualified in its entirety by reference to, such Financial Statements. The Financial Statements, which have been audited by KPMG Audit Plc, are included elsewhere herein. The selected financial data at and for the year ended December 31, 1993 are unaudited, but have been derived from the audited financial statements of Cordiant and, in the opinion of management, have been prepared on a basis consistent with that for subsequent years.

     Significant changes were made to the Company's capital structure as a result of the Demerger. See the Unaudited Pro Forma Financial Information included elsewhere in this Report. The selected financial data set forth below reflect the capital structure in place prior to the Demerger, which was appropriate historically to Cordiant. The capital position, finance charges and tax liabilities included in such data do not reflect the Company's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Company been an independently financed and managed group during such periods, or any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
_________________________
<F3> The Financial  Statements of the Company are prepared in accordance with UK
Generally Accepted Accounting Principles ("UK GAAP") which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 38 to the Financial Statements. The per share data has been translated into dollars per ADS where appropriate.

                                                                               Year ended December 31,
                                                               1997         1997         1996       1995         1994
                                                              US$(<F1>)      L            L           L            L

                                                                  (In millions, except per share data)

CONSOLIDATED INCOME STATEMENT DATA:

Amounts in Conformity with UK GAAP
Commission and fee income
     Ongoing businesses                                        617.8         376.7       373.2       370.4       373.5
     Sold and closed businesses                                  2.5           1.5         2.1        25.6        52.3
     Total                                                     620.3         378.2       375.3       396.0       425.8
Profit (loss) before tax, and minority interests(<F2>)       1,306.1         796.4        18.5        32.7         4.9
Net profit (loss)                                            1,291.7         787.6        13.6       (41.4)        -
Net profit (loss) per Ordinary share                             5.8         354.9p        6.1p       28.3p        -
(Basic and fully diluted)
Approximate Amounts in Conformity with US
   GAAP
Net profit (loss)                                               13.9           8.5        (5.2)      (46.0)      (17.0)
Net profit (loss) per Ordinary share(<F3>)                       0.1           3.8p       (2.3)p     (39.6)p     (15.3)p
Net profit (loss) per ADS                                        0.5          19.0p      (11.5)p    (157.3)p     (59.7)p
Dividends including tax credit
     Per Ordinary share                                                                    -           -           -
     Per ADS                                                                               -           -           -

                                                                                   December 31,
                                                               1997           1997         1996       1995         1994
                                                               US$             L            L           L           L
                                                                                    (In millions)

CONSOLIDATED BALANCE SHEET DATA:
Amounts in Conformity with UK GAAP
Working capital deficiency                                     (40.8)        (24.9)    (1,061.2)   (1,031.3)     (917.7)
Total assets                                                    704.4        429.5        712.3       741.0       734.6
Long term liabilities, including minority interests             329.3        200.8        185.0       233.8       358.2
Shareholders' deficiency                                       (225.2)      (137.3)    (1,036.7)   (1,050.2)   (1,047.7)
Approximate Amounts in Conformity with
 US GAAP
Shareholders' deficiency                                        (34.8)       (21.4)    (1,028.8)   (1,052.3)   (1,016.4)
_______________________________________

(<F1>) These  figures  have been  translated  into US dollars at the Noon Buying
     Rate on December 31, 1997 (L1.00 - $1.64).

(<F2>) The profit (loss) before taxes and minority interests reflects: (a) exceptional credit of L764.5 million in 1997, exceptional costs of L16.3 million, L5.8 million and Lnil that were incurred in 1996, 1995 and 1994 respectively,; (b) a profit on disposal of operations of L17.7 million in 1996 and L1.3 million in 1994; and (c) a loss on disposal of operations of L24.9 million in 1995 (details of both (b) and (c) are set out in Note 5 to the Financial Statements).

(<F3>)  Adjusted  for  the  bonus   element  of  the  1995  rights  issue  where
     appropriate.

                                                                   Year ended December 31, 1993
                                                                                L
                                                                           (unaudited)
                                                               (In millions, except per share data)
CONSOLIDATED INCOME STATEMENT DATA:

Amounts in Conformity with UK GAAP
 Commission and fee income
   Continuing operations                                                     400.2
   Discontinued operations                                                    77.0
   Total                                                                     477.2
Loss before tax, and minority interests                                       (8.2)
   Net loss                                                                  (15.1)
   Net loss per Ordinary share                                               (11.9)p
Approximate Amounts in Conformity with
  US GAAP
   Loss from continuing operations                                           (37.1)
   Profit from discontinued operations                                         1.4
Net loss                                                                     (35.7)
Net profit (loss) per Ordinary share:(<F4>)
   Continuing operations                                                     (37.4)p
   Discontinued operations                                                     1.4p
Net loss per share                                                           (36.0)p
Net profit (loss) per ADS:(<F5>)
   Continuing operations                                                    (187.0)
   Discontinued operations                                                     6.8
Net loss per ADS                                                            (180.2)
Dividends including tax credit
   Per Ordinary share                                                          -
   Per ADS                                                                     -

_______________________________________

(<F4>) Adjusted for the bonus element of the 1993 and 1995 rights issues where appropriate.

(<F5>)  The  profit  (loss)  before  taxes  and  minority   interests   reflects
     exceptional costs of L14.8 million that were incurred in 1993.

                                                              December 31, 1993
                                                                      L
                                                                 (unaudited)
                                                                (In millions)
CONSOLIDATED BALANCE SHEET DATA:
Amounts in Conformity with UK GAAP
Working capital deficiency                                          (903.4)
Total assets                                                         707.7
Long term liabilities, including minority interests                  353.3
Shareholders' deficiency                                          (1,029.6)
Approximate Amounts in Conformity with
  US GAAP
Shareholders' deficiency                                            (989.6)

DIVIDENDS

     The only dividends to parties outside of Cordiant paid by the Group during the last five years have been to minority shareholders of subsidiaries.

     The Company intends to pay annual dividends, if declared, in the July following each year end. The Company's Board of Directors has recommended the payment of a net dividend of 1.2 pence per Ordinary share in respect of the year ended December 31, 1997. If approved by the Company's shareholders, such dividend will be paid in July 1998.

     The Directors make dividend determinations taking into account the Saatchi & Saatchi Group's results of operations, investment requirements, cash flow after repayment of debt and legal and contractual restrictions, if any.
Consideration is given to the declaration of foreign income dividends, if appropriate.

EXCHANGE RATES

     Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Ordinary shares on the London Stock Exchange and as a result, are likely to affect the market price of the ADSs in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary shares represented by the ADSs.

     The following table sets forth, for the periods indicated, the average, high, low and period end Noon Buying Rates for pounds sterling expressed in US dollars per L1.
                                 Average*        High        Low     Period End

1993 (December 31) ...........    1.50           1.59         1.42      1.48

1994 (December 31) ...........    1.53           1.64         1.46      1.56

1995 (December 31) ...........    1.58           1.64         1.53      1.55

1996 (December 31)............    1.57           1.71         1.49      1.71

1997 (December 31)............    1.64           1.70         1.58      1.64

_______________________________________
* The average of the exchange rates on the last day of each month during the period.

The Noon Buying Rate for pounds sterling on May 1, 1998 was L1.00 = $1.67.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

     Unaudited pro forma financial information for the Group has been included for illustrative purposes only. Owing to the significant changes which were made to the Group's structure and financing arrangements to effect the Demerger, the trading result and actual interest and taxation charges incurred by the Group prior to the Demerger are not representative of the Group's experience following the Demerger.

     Pro forma information is presented to reflect the present structure and financing arrangements of the Group, prepared on the basis set out below. The pro forma financial information is unaudited and it does not necessarily reflect the results of operations or financial position of the Company that would have been achieved as of the dates indicated, nor is it necessarily indicative of the future results of operations or future financial position of the Company. The pro forma financial information has been prepared on the basis of UK GAAP.

     Adjustments were made to reflect changes to the structure of the Group and its financing arrangements, new trading arrangements with and revised financing of Zenith and the cost of the Demerger, together with the related interest and tax implications. In all cases, adjustments have been made as if the arrangements in relation to the Demerger were in place from January 1, 1997.

     Adjustments made were to:

     o reduce trading profit to reflect the new trading terms for the purchase of media services from Zenith, with an offsetting increase in share of profits of the joint venture;

     o eliminate inter-Group interest payable to CCG and Zenith and adjust external interest to reflect the revised financing of the Company and Zenith; and

     o adjust the tax charge to reflect the above adjustments and the current structure of the Group.


     Summary information reflecting the adjustments made is set out below.

                                                    Statutory
1997                                                 audited                 Adjustments               Pro forma
                                                     Lmillion                  Lmillion                Lmillion
------------------------------------------      -------------------        -----------------        --------------
Revenue                                                378.2                      (3.4)                  374.8
Operating profit                                        29.7                      (3.4)                   26.3
Net interest payable and similar items                  (3.0)                     (3.7)                   (6.7)
Profit before tax                                      796.4                    (768.6)                   27.8
Tax                                                     (8.2)                        -                    (8.2)
Profit for the period                                  788.2                    (768.6)                   19.6
------------------------------------------      -------------------        -----------------        --------------

SHARE OF OPERATING PROFIT IN JOINT VENTURE                                       1997
                                                                               Lmillion
-------------------------------------------------------------------        -----------------
Share of Zenith's operating profit, historical basis                               0.9
Effect of revising trading terms with Zenith                                       3.4
Pro forma basis                                                                    4.3
-------------------------------------------------------------------        -----------------

     A subsidiary of the Company holds 50% of the ordinary share capital of Zenith. The remaining 50% is held by CCG.

     A total of 75% of the distributable profits of Zenith will be distributed to its shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained in Zenith.

EARNINGS (LOSS) PER ORDINARY SHARE                                     1997
                                                                               Per
                                                              Lmillion        share
Net Income                                                      19.0           8.6p
Profit on disposal of operations                                (4.3)         (2.0)p
Earnings (loss) per share net of non-operating                  14.7           6.6p
    exceptional items
Exceptional operating items net of tax credit of Lnil             --            --
Adjusted net income                                             14.7           6.6p



Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

INTRODUCTION

     The Saatchi & Saatchi Group's revenue is generated from commissions and fees paid by clients. In each of the last three years between 35 percent and 45 percent of revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set by the client. S&S generally has ongoing relationships with its clients which last a number of years. In contrast, the majority of revenue from clients of Siegel & Gale, Rowland Worldwide and The Facilities Group was based on project specific assignments although they often have a relationship with the same client over many years.

     Revenue in any year is dependent primarily on the level of expenditure by clients on existing assignments and to a lesser degree on business gains and losses. When business is won or lost there is usually a delay of some months before revenue is affected. This is primarily because it is usual in the advertising industry for contracts to have a three month termination clause. In the case of new commission based work the delay is longer as the agency is not paid until advertisements have appeared in the media.

     The profitability of new business varies depending on the terms of remuneration negotiated and on the nature of the assignment. In particular, profitability depends on whether revenue is generated by increased spending on existing assignments, new or existing clients or product categories and on the number of offices involved in the assignment.

     The majority of the Saatchi & Saatchi Group's net operating costs are staff related which in each of the past three years equated to approximately 55 percent of revenue. When revenue growth is slow or declining in any particular operating unit, the Saatchi & Saatchi Group is able over time to reduce headcount, although this can result in severance costs. Conversely, staffing can be increased to handle sustained periods of increased business activity. The remainder of net operating costs relate to leased properties, depreciation and other administrative costs.

     S&S has offices and affiliated agencies in over 90 countries, and its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies, have an impact on the operating result. The Group's costs are generally denominated in the same currency as the associated revenue thereby mitigating the impact of exchange rate movements on operating profit. At the net profit level, the impact of exchange rate movements is also affected by the currency in which debt is denominated and the countries in which the Group's tax charges arise. The Group enters into foreign exchange forward contracts to hedge existing and identifiable future foreign currency commitments. The effect of such contracts is not material to the Company's financial condition or results of operations.

     In April 1995, the Minneapolis offices of CME were sold. In the same month Saatchi & Saatchi Badillo in Puerto Rico and Saatchi & Saatchi Mexico were sold to Nazca S&S, which became an associate of S&S. In September 1995, KDW, a direct marketing business, was sold. In July 1997, Saatchi & Saatchi Russia entered into a new joint venture relationship in Russia to serve clients in that market.

     As part of the Demerger, the Group entered into a new trading relationship with Zenith, the commercial terms of which differ from the historical terms in that such arrangements reflect arm's-length dealing between Zenith and the Group. Further details of the impact of this revised relationship are set forth in the Unaudited Pro Forma Financial Information included elsewhere in this Report.

     The Financial Statements have been prepared in conformity with UK GAAP which differs in certain significant respects from US GAAP. See Note 38 in the Notes to the Financial Statements for an explanation of these differences.

INDUSTRY BACKGROUND<F4>

     Zenith estimates that global advertising expenditure in the major media (press, television, radio, cinema and outdoor) totaled $298 billion in 1997. The developed economies of North America, Europe and Asia Pacific again accounted for the vast majority of this expenditure, estimated by Zenith to have been 90 percent in 1997.

     Zenith estimates that the growth in advertising expenditure in the developed economies of North America, Europe and Asia Pacific was approximately
6.3 percent in 1997. Zenith forecasts that the rate of growth in 1998 will be approximately 5.7 percent.

__________________________
<F4>  Expenditure  information  in this  section  is based  solely on  estimates published by Zenith in its Advertising Expenditure Forecasts, December 1997.

RESULTS OF OPERATIONS

     For the purposes of this section, references to "ongoing" and "underlying" performance exclude exceptional items and disposed businesses. In "underlying" performance, the effect of exchange rate movements is also eliminated.

     The 1996 revenues and operating and administration expenses figures have been restated to reflect as a cost of sales certain costs charged by Zenith that were previously included in operating and administration expenses.

Year Ended December 31, 1997 vs. Year Ended December 31, 1996

     Revenue from Continuing Operations

     Revenue increased by 0.8% to L378.2 million in 1997 from L375.3 million in 1996. Ongoing revenue was up 0.9% to L376.7 million from L373.2 million in 1996, and on an underlying basis revenues increased by 8.7%. This increase reflected both an improved level of business from existing clients and a number of new business wins, most notably Delta Airlines at the start of the year.

     In the UK, revenue increased by 6.6% to L61.4 million in 1997 from L57.6 million in 1996 primarily reflecting growth in advertising expenditures by existing clients.

     In North America, revenue increased by 4.3% to L180.5 million in 1997 from L173.1 million in 1996. Underlying growth was 9.7%. This represents a marked improvement in performance compared to prior years and, despite the loss of Bell Atlantic, reflects new business wins and additional business from existing clients.

     Revenue in the Rest of Europe, Africa and the Middle East declined 7.4% to L82.6 million in 1997 from L89.2 million in 1996, but reflected an underlying growth of 8.7% outperforming the estimated market growth of 5.3% in this region. Increases on an underlying basis were achieved in Spain, up by 45.8%, France, up by 20.0%, and Germany, up by 14.7%. Additionally, on an underlying basis, Eastern Europe grew by 22.0% while Italy and the smaller markets were flat.

     In Asia Pacific, revenue decreased slightly to L52.2 million in 1997 from L53.3 million in 1996, but had underlying growth of 7.9%. Underlying revenues in China increased by 56.5% while the rest of Asia was flat. Australia's underlying revenue grew by 34.3%, but New Zealand declined by 17.5%, primarily due to difficult market conditions.

     Trading Profits from Continuing Operations before Exceptional Items

     Trading profit increased by 27.5% to L29.7 million in 1997 from L23.3 million in 1996. Ongoing trading profit increased 20.9% to L30.6 million in 1997 from L25.3 million in 1996 and was up by 34.2% on an underlying basis. This was due to the increased revenues and the impact of cost controls. The trading results do not reflect the revised commercial terms with Zenith which the Group has entered into as part of the Demerger. The impact of these terms is reflected in the Unaudited Pro Forma Financial Information included elsewhere in this Report.

     In the UK, trading profit increased by 1.9% to L5.5 million in 1997 from L5.4 million in 1996.

     In North America, trading profit increased by 30.0% to L20.8 million in 1997 from L16.0 million in 1996. On an underlying basis, profit increased by 37.7% due to revenue growth plus the impact of an increased focus on the profitability of the business to improve margins commenced in 1996.

     In the Rest of Europe, Africa and the Middle East, trading profit increased by 47.2% to L5.3 million in 1997 from L3.6 million in 1996 reflecting underlying revenue growth and cost control. The underlying increase was in excess of 100%.

     In Asia Pacific, there was a trading loss of L1.0 million in 1997 compared with a trading profit in 1996 of L0.3 million. The performance was depressed primarily by the revenue erosion in New Zealand.

Trading Margins before Exceptional Items

     In 1997, the Group's trading margins improved to 7.9% from 6.2% in 1996. The underlying margin was 8.1% compared with 6.8% in 1996. The improved revenue generation of the Group enhanced margins. The Group also benefited from the increased focus on profitability within the S&S network. On a geographical basis, underlying trading margins from ongoing businesses were as follows:

                                                   1997               1996
                                                ------------      --------------
 North America                                     11.5%              9.2%
 UK                                                9.0%               9.4%
 Rest of Europe, Africa and the Middle East        6.4%               4.0%
 Asia Pacific                                     (1.9)%              0.6%
 Total Group                                       8.1%               6.8%


Year Ended December 31, 1996 vs. Year Ended December 31, 1995

     Revenue from Continuing Operations

     Revenue decreased by 5.2 percent to L375.3 million in 1996 from L396.0 million in 1995, primarily due to the sale and closure of businesses which accounted for a movement of L23.5 million of revenue. This primarily reflected the sale of the Minneapolis offices of CME in April 1995 and the sale of KDW in September 1995. Ongoing revenue was static at L373.2 million in 1996 compared to L370.4 million in 1995. Revenue was also flat on an underlying basis. Revenue gains during the year were offset by major account losses in 1995.

     In the UK, ongoing revenue decreased by 6.3 percent to L57.6 million from L61.5 million in 1995. This was principally due to the decline in revenue suffered by the S&S network resulting from the loss of a number of high profile accounts, such as British Airways and Dixons following the departure of certain senior executives. This only started to impact revenue from the second half of 1995.

     In North America, ongoing revenue increased to L173.1 million from L162.3 million in 1995, which represented an increase of 6.7 percent, and an underlying increase of 5.3 percent. This reflected strong growth at Siegel & Gale and in healthcare advertising together with a modest increase at S&S.

     The Rest of Europe, Africa and the Middle East reported a decrease in ongoing revenue of 6.1 percent to L89.2 million from L95.0 million in 1995. The underlying decrease was 4.8 percent and reflected client losses at the start of 1996 due to client realignments and a change in marketing strategy by a major client. This particularly affected Germany which suffered an underlying revenue decrease of 23.6 percent. Additionally, Italy and France experienced decreases of 3.9 percent and 12.5 percent, respectively. There was a strong underlying revenue increase in Eastern Europe of 22.7 percent due to a specific project completed by Rowland Worldwide.

     In Asia Pacific ongoing revenue increased by 3.3 percent to L53.3 million from L51.6 million in 1995 despite a poor performance by Rowland Worldwide due to the departure of a key executive in its Hong Kong office and the closure of the Christchurch office of S&S New Zealand. China (including Hong Kong) was static and Australia increased by 14.2 percent due to higher spending by existing clients. The underlying increase in the region was 1.7 percent.

     Trading Profits from Continuing Operations before Exceptional Items

     Trading profits decreased by 5.7 percent to L23.3 million in 1996 from L24.7 million in 1995. This decrease was principally due to there being no contribution in 1996 from CME and KDW, which together with the loss incurred by S&S in Russia, resulted in a reduction in trading profit of L2 million in 1996. Ongoing trading profit increased by 13.5 percent to L25.3 million in 1996 from L22.3 million in 1995 and increased by a similar amount on an underlying basis. The trading results do not reflect the revised commercial terms with Zenith which the Group entered into as part of the Demerger. The impact of these terms, and other pro forma adjustments, is reflected in the Unaudited Pro Forma Financial Information included elsewhere in this Report.

     In the UK, ongoing trading profit increased by 68.8 percent to L5.4 million in 1996 from L3.2 million in 1995. S&S in London recovered strongly due to significant cost reductions following the client losses in 1995. Rowland
Worldwide and The Facilities Group also contributed to this increase due to a combination of revenue performance and improved cost controls.

     In North America, ongoing trading profit increased by 42.9 percent to L16.0 million in 1996 from L11.2 million in 1995. On an underlying basis trading profit increased at a similar rate at 40.4 percent. This was due to a strong revenue growth from healthcare advertising coupled with cost reduction at S&S, together with improved results by Rowland Worldwide. Siegel & Gale's increased revenues failed to convert into profits due to increased costs associated with an office move in New York City.

     In the Rest of Europe, Africa and the Middle East, ongoing trading profit decreased by 43.8 percent to L3.6 million in 1996 from L6.4 million in 1995. On an underlying basis, the decrease was 42.9 percent. This reflected declines in revenue in Germany and France which chose not to implement staff reductions for client reasons. In Italy profits increased despite a decline in revenue due to management actions taken in 1995.

     In Asia Pacific, ongoing trading profit declined by 80.0 percent to L0.3 million in 1996 from L1.5 million in 1995 with a similar decrease on an underlying basis. The performance was depressed by increased costs, particularly due to expansion in China together with the impact on profit of the loss of a key executive from the Rowland Worldwide office in Hong Kong.

     Trading Margins before Exceptional Items

     The trading margins before exceptional items were 6.2 percent in 1996, the same as in 1995. The trading margin does not reflect the revised commercial terms with Zenith which the Group has entered into as part of the Demerger. The impact of these terms, and other pro forma adjustments, is reflected in the Unaudited Pro Forma Financial Information included elsewhere in this Report.

     On a geographic basis, trading margins from ongoing businesses were as follows:

                                                     1996                1995

 UK                                                  9.4%                5.2%
 North America                                       9.2%                6.9%
 Rest of Europe, Africa and the Middle East          4.0%                6.7%
 Asia Pacific                                        0.6%                2.9%
 Total Worldwide                                     6.8%                6.0%


Joint Venture

     The share of operating profit in joint venture relates entirely to the Group's investment in Zenith. It does not reflect the revised commercial terms with Zenith which the Group entered into as part of the Demerger. The share of operating profit of Zenith amounted to L0.9 million in 1997 compared with a profit of L0.1 million in 1996 and a loss of L0.2 million 1995. See "Selected Financial Data--Unaudited Pro Forma Financial Information" included elsewhere in this Report.

Exceptional Items And Disposals

     To implement the Demerger, intergroup indebtedness between the Saatchi & Saatchi Group and each of CCG and Zenith had to be eliminated and cross holding investments transferred which resulted in a net exceptional gain of L764.5 million in 1997. During the year ended December 31, 1996 there were exceptional operating expenses of L16.3 million, all of which arose in the first half. Of this, L8.1 million related to the termination of the defined benefits pension plan in the US. The balance of L8.2 million related to providing for excess leasehold property arising from a review of space utilization in New York.

     In 1995 exceptional operating expenses totalled L5.8 million. This included L2.0 million of litigation and associated costs allocated to the Saatchi & Saatchi Group which related to the departure of the former Chairman of Cordiant and other senior executives. An additional L3.8 million was incurred relating to exceptional severance and reorganization costs connected to the high profile account losses in that year.

     In the year ended December 31, 1997 there was a gain of L4.3 million on disposal of businesses. The profit on disposals of continuing operations for the year ended December 31, 1996 was L17.7 million, of which L17.5 million arose in the first half. Of this amount, L16.5 million related to the sale of the remaining interest in KDW and the balance of L1.2 million reflected the receipt of additional proceeds from disposals in prior periods.

     The loss on disposal of continuing operations in 1995 was L28.3 million. This related to the sale of CME and KDW, which included a non-cash write-off of L45.1 million of acquired goodwill.

     In 1995 the profit on disposal of discontinued operations was L3.4 million, which arose from payments received in connection with consultancy operations sold in prior years.

Net Interest Payable and Similar Charges

     Net interest payable and similar charges were L14.5 million in the year ended December 31, 1997. This amounted to L15.2 million in the year ended December 31, 1996 and L26.6 million in 1995 (including L3.9 million of exceptional bank fees in 1995 arising from the renegotiation of bank facilities). The net interest expense comprised the actual interest paid by the Saatchi & Saatchi Group on external borrowings and on interest bearing loans that existed between the Saatchi & Saatchi Group and CCG, reflecting the capital structure prior to the Demerger. These borrowings and the corresponding interest charges do not reflect the Group's capital position had it been an independently financed and managed group during the period. See "Selected Financial Data--Unaudited Pro Forma Financial Information" included elsewhere in this Report.

Taxation

     The tax charge attributable to the Saatchi & Saatchi Group is based on the aggregate of the tax charges of the companies which comprise the Saatchi & Saatchi Group. The charge amounted to L8.2 million in the year ended December 31, 1997 compared to L4.5 million in the year ended December 31, 1996 and L6.9 million in 1995. These tax charges are not representative of the tax charges that would have been incurred had the Group been separately constituted throughout the periods. See "Selected Financial Data--Unaudited Pro Forma Financial Information" included elsewhere in this Report.

Equity Minority Interests

     Equity minority interests were L0.6 million in the year ended December 31, 1997 compared to L0.4 million in the year ended December 31, 1996 and L1.8 million in 1995. The reduction in 1996 compared to 1995 was due to the acquisition of the 47.4 percent minority interest in France which was partly offset by a 49 percent equity minority interest in South Africa acquired in the second half of 1996.

Net Income (Loss)

     In the year ended December 31, 1997, net income was L787.6 million, compared with a profit of L13.6 million in 1996 and a loss of L41.4 million in 1995. No dividends have been paid by the Saatchi & Saatchi Group, other than to members of the Cordiant Group, in respect of all the years presented, apart from amounts to minority shareholders of subsidiaries. These results do not reflect the Saatchi & Saatchi Group's capital structure had it been an independently financed and managed group during the period. See "Selected Financial Data--Unaudited Pro Forma Financial Information" included elsewhere in this Report.

YEAR 2000 COMPLIANCE

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process information containing a two-digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

     As the Company principally relies on third party vendors for its applications, the Company intends to communicate with other companies with whom it does significant business to determine their Year 2000 readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The total costs to the Company of these Year 2000 Compliance activities have not yet been determined, and it has not yet been determined by management whether such costs will be material to its financial position or results of operations in any given year.

LIQUIDITY AND CAPITAL RESOURCES

General

     Prior to the Demerger, the Saatchi & Saatchi Group's operations were conducted substantially separately from those of other Cordiant operations. However, the Saatchi & Saatchi Group was neither capitalized nor financed as an independent group. Cordiant managed the Group's borrowings and cash resources centrally. Cash generated or required by the Cordiant Group's businesses, was either remitted to Cordiant by way of dividend or intercompany loan, or advanced by Cordiant to the Saatchi & Saatchi Group's businesses by way of equity contributions or intercompany loan at the direction of Cordiant's central treasury function. The Saatchi & Saatchi Group's historical cash flows, in respect of interest, taxes paid and financing are therefore not indicative of the cash flows expected by the Saatchi & Saatchi Group as an independent group.

     The Group's primary sources of liquidity following the Demerger are its cash flow from operations and new bank facilities.

Net Indebtedness

     Following the Demerger, the Company now has a capital structure consisting of senior debt and equity. Senior debt consists primarily of a new bank facility of up to $165 million, the covenants and terms of which are governed by the New Bank Facility Agreement. The New Bank Facility will mature in 2002 and has scheduled principal reductions of $7 million in 1998, $18 million in 1999, $20 million in 2000 and $25 million in 2001. See "Description of Business--The Demerger and Continuing Arrangements with CCG--New Bank Facilities."

     Prior to the Demerger becoming effective, Saatchi & Saatchi made a drawdown under the New Bank Facility to assist Cordiant to repay its existing bank facilities. At year end, a portion of the Group's facilities remained undrawn and available for cyclical working capital needs. Cyclical cash needs arise within each month as a result of country specific media payment cycles and from seasonal variations in advertising activity during the year. Advances under the Group's new bank facilities are primarily denominated in the same currency as the majority of the Group's working capital needs.

     The Group has significant cash balances in its international operations. These balances are required primarily to finance the working capital cycles of individual country operations and, in certain cases, to provide the required level of working capital to allow the agencies to buy media space on behalf of their clients.

     The table below sets out certain cash flow items for the three years ended December 31, 1997 and extracted from the Financial Statements appearing elsewhere herein.

                                                        Years ended December 31,
                                                1997                1996              1995
                                                              (L million)
Cash flow items
Cash flow from operating activities
                                               52.5                37.9                 8.1
Cash outflow from returns on
investment and servicing of finance
                                              (16.2)              (10.0)              (19.9)
Tax recovered/(paid)                           (3.8)               (0.3)                1.1
Cash outflow from capital expenditure
and financial investment
                                              (15.7)              (13.6)              (12.3)
Cash inflow/(outflow) from
acquisitions and disposals                    161.5               (10.8)               21.0
Management of liquid resources                 17.1                  --                 --
Cash inflow/(outflow) before financing        195.4                 3.2                (2.0)
Net cash (outflow) from financing            (204.3)              (15.6)              (12.5)
(Decrease) in cash in the period               (8.9)              (12.4)              (14.5)

Cash Flows from Operating Activities

     In the year ended December 31, 1997, cash generated by operations totaled L52.5 million compared with L37.9 million and L8.1 million in 1996 and 1995, respectively. In the year ended December 31, 1997, there was a working capital inflow of L19.7 million, compared with an inflow of L12.1 million in 1996 and an outflow of L15.9 million in 1995.

     Payments in respect of unutilized real estate, which have been provided for in prior years, were L11.8 million in the year ended December 31, 1997, which included a payment to terminate a lease. Payments in respect of unutilized real estate were L12.0 million in 1996 and L8.2 million in 1995. The Group expects these payments to reduce in future years. They represent the future rent expense and related cost of leasehold property (net of estimated sublease income) where the property is vacant or currently not planned to be used for continuing operations. The majority of the Group's surplus property is sublet, but generally at lower rents than the Group pays for the space. The excess space has arisen mainly from a reduction in headcount following the loss of certain clients and the restructuring of the Group's businesses in prior years.

Cash Outflows from Returns on Investments and Servicing of Finance

     Cash outflows from returns on investments and servicing of finance relate principally to net interest expense. In the year ended December 31, 1997, the cash outflow was L16.2 million. In 1996 cash outflow was L10.0 million, compared to L19.9 million in 1995. The increase in 1997 primarily reflected the accelerated payment of interest on intergroup indebtedness which was either forgiven or repaid in connection with the Demerger. The decrease in 1996 was the result of a significant reduction in the Group's indebtedness following Cordiant's rights issue at the end of 1995.

Tax Paid/Recovered

     Net tax payments were L3.8 million in the year ended December 31, 1997 compared to L0.3 million in 1996 and tax recovered of L1.1 million in 1995. In all periods the tax paid was lower than the tax charge in the statement of operations because of several non-recurring cash recoveries related to prior years. In the future, the Group expects tax payments to be broadly in line with the tax charges as reflected in the profit and loss account.

Capital Expenditure and Financial Investment

     In the year ended December 31, 1997, the Group invested L12.0 million in capital expenditure net of proceeds from fixed asset disposals compared to L13.6 million in 1996 and L12.3 million in 1995. The level of capital expenditure for all periods presented was lower than depreciation charged. In addition, the Company took over the Cordiant art collection at a cost of L3.7 million as part of the Demerger arrangements.

Acquisitions and Disposals

     Deferred payments in respect of acquisitions were L7.9 million in the year ended December 31, 1997 compared to L20.8 million and L3.0 million in 1996 and 1995, respectively. This primarily represented the cash payment in respect of Grupo Bates S.A. and the purchase of the outstanding 47.4 percent minority interest in France. At December 31, 1997, the Group's remaining commitments in respect of past acquisitions were L2.4 million.

     There were no material disposals in the year ended December 31, 1997. Disposals of L9.5 million in 1996 primarily represented the cash proceeds from the sale of the Group's remaining interest in KDW. Disposals in 1995 of L25.8 million primarily related to the sale of the offices of CME and the sale of KDW.

Management of Liquid Resources

     In the year ended December 31, 1997, the Group disposed of its shares in Interpublic Group of Companies Inc. ("IPG"), issued following the sale of KDW to IPG in 1996. There were no movements in management of liquid resources in either 1996 or 1995.

Financing Activities

     The Group's financing arrangements as presented in 1995 to 1997 reflect Cordiant's financing arrangements and not the arrangements that have taken effect following the Demerger.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

     Not applicable.

Item 10.  Directors and Executive Officers of Registrant.

     The Directors and Executive Officers of the Company are set out below:


    Name                   Position                                       Age

William H. Cochrane *      Director, Chief Financial Officer of S&S       46

Susan W. Day               Group Treasurer                                42

Fiona M. Evans             Company Secretary                              32

Ian Irvine                 Non-Executive Director                         61

Ken Olshan                 Non-Executive Director                         65

Kevin J. Roberts *         Director, Chief Executive Officer of S&S       48

Charles T. Scott           Non-Executive Director and Chairman            49

Robert L. Seelert *        Director, Chief Executive Officer              55

Wendy Smyth *              Finance Director                               44

Sir Peter Walters          Non-Executive Director                         67

David I. C. Weatherseed    Deputy Finance Director                        46

_________

*   Member of the Executive Committee

Biographies

Executive Directors

William H. Cochrane. Mr. Cochrane has been a Director of the Company since September 1997. He joined Saatchi & Saatchi Advertising in the United States in May 1982 as Controller of International Operations. He was promoted to Chief Financial Officer of Saatchi & Saatchi North America in 1989 and to Chief Financial Officer of S&S in 1992. Prior to joining S&S, he spent seven years at Arthur Andersen & Co., where he qualified as a Certified Public Accountant.

Kevin J. Roberts. Dr. Roberts has been a Director of the Company since September 1997. He joined S&S in May 1997 as Chief Executive Officer when he was appointed to the Board of Cordiant. He has previously worked at Mary Quant, Gillette Company and Procter & Gamble dealing with product development and marketing. In 1982, he became President and Chief Executive Officer of Pepsi-Cola, Middle East being promoted in 1987 to President and Chief Executive Officer of Pepsi-Cola, Canada. In 1989, he was appointed Chief Operating Officer of Lion Nathan Limited, a brewery group listed on the New Zealand Stock Exchange. He is a Director of New Zealand Rugby Football Union and of the North Harbour Rugby Football Union Club.

Bob Seelert. Mr. Seelert has been a Director and the Chief Executive Officer of the Company since September 1997. He joined Cordiant as Chief Executive Officer in July 1995 and was appointed to the Board of Directors in August 1995. From 1966 to 1989 he worked for General Foods Corporation where from 1986 until 1989 he was President and Chief Executive Officer for the Worldwide Coffee and International Foods division. He was President and Chief Executive Officer of Topco Associates Inc. from 1989 to 1991 and President and Chief Executive
Officer of Kayser Roth Corporation from 1991 to 1994. He is a non-executive director of The Stride Rite Corporation and Senior Tour Players Development, Inc.

Wendy Smyth. Mrs. Smyth has been Finance Director of the Company since September 1997. She joined the Company in 1982 in the United States and was appointed Regional Finance Director in 1984. She was the Finance Director of Saatchi & Saatchi Advertising International from 1986 to 1989 and then became Finance Director of Cordiant's Communication Division. In July 1991 she became Chief Financial Officer of Cordiant and was appointed to the Board of Directors of Cordiant in April 1993 as Finance Director.

Non-Executive Directors

Ian Irvine. Mr. Irvine has been a Director of the Company since May 1998. He is currently Chairman of Capital Radio plc, Southern Star Circle Ltd., a UK subsidiary of Southern Star (Australia), a film and television company and Video Networks Ltd. He served as a director of Reed International Plc from 1987 to 1997 and was also appointed chairman of Reed International Plc and co-chairman of Reed Elsevier Plc.

Ken Olshan. Mr. Olshan was appointed a non-executive director of the Company on January 1, 1998. Mr. Olshan was Chairman and Chief Executive Officer of Wells Rich Greene BDDP, a New York based advertising agency, until September 1995. He is currently a private consultant.

Charles T. Scott. Mr. Scott has been a Director and non-executive Chairman of the Company since September 1997. He joined Cordiant as Finance Director in January 1990. He was promoted to Chief Operating Officer of Cordiant in July 1991 and Chief Executive Officer in April 1993. In January 1995 he was appointed Chief Executive Officer and Acting Chairman. In July 1995 he was appointed Executive Chairman of Cordiant. He is non-executive Chairman of Robert Walters plc and is a non-executive director of Adidas AG and of Joe's Developments Limited. He also is non-executive Chairman of CCG. In addition, he has been a director of Emcore Corporation since February 1998 and of TBI since May 1998.

Sir Peter Walters. Sir Peter Walters has been a Director of the Company since September 1997. He is Chairman of SmithKline Beecham plc and Deputy Chairman of EMI Group plc. From 1991 to 1994 he was Chairman of Midland Bank plc and is currently Deputy Chairman of its parent, HSBC Holdings plc. He is Chancellor of the Institute of Directors, a Trustee of the Institute of Economic Affairs, Chairman of the Trustees of the Police Foundation and a member of the Advisory Board of the LEK Partnership. He was a Managing Director of BP plc from 1973 to 1980 and Executive Chairman from 1981 to 1990. He joined the Board of Cordiant in January 1994.

Executive Officers

Susan W. Day. Ms. Day has been Group Treasurer of the Company since the Demerger. Previously, she had been Treasurer of Cordiant Holdings, Inc. in New York since 1989.

Fiona M. Evans. Ms. Evans joined Cordiant in 1996 as Deputy Company Secretary. Prior to that she was Deputy Company Secretary at NBC Super Channel in 1997 and was previously employed in the Company Secretarial department of Forte Plc from 1992 to 1996. She was appointed Company Secretary of the Company in 1997.

David I. C. Weatherseed. Mr. Weatherseed joined Cordiant in 1990 as Group Controller. In 1997 he was appointed Deputy Finance Director of the Company.

Re-election of Directors

The Articles provide that at every Annual General Meeting of the Company any Director appointed since the last Annual General Meeting and one-third of the remaining Directors are required to retire and may, if eligible, stand for re-election.

Corporate Governance

     From the time of the Demerger until the appointment of Mr. Irvine on May 1, 1998, the Group has not had three fully independent non-executive Directors. In all other respects the Company has complied with the requirements of the Code of Best Practice published by the Committee on the Financial Aspects of Corporate Governance and with the recommendations of the Greenbury Committee's report on Directors' Remuneration (the "Greenbury Report").

     An Audit Committee and a Remuneration Committee have been established by the Board, both of which comprise exclusively non-executive Directors.

     The main duties of the Audit Committee are to ensure that the financial performance of the Saatchi & Saatchi Group is properly monitored and reported on, to review the accounts and preliminary and interim results, to review the reports from the auditors relating to the accounts, to monitor internal control systems and to make recommendations to the Board concerning the appointment and remuneration of the auditors.

     The main duties of the Remuneration Committee are to determine the remuneration, benefits and terms and conditions of employment of the executive Directors and of the Group's most senior employees. It also deals with nominations to the Board, for which the Chief Executive Officer also joins the Remuneration Committee.

     The Remuneration Committee also carefully considers the provisions of the Greenbury Report. Full consideration is given to compliance with Sections A and B of the best practice provisions relating to the Greenbury Report as annexed to The Listing Rules of the London Stock Exchange, as the policy of the Company is to establish a remuneration strategy which rewards individual performance and enhances shareholder value by creating a greater community of interest between shareholders and employees.

                               Directors Interests

                          Date of          Beneficially owned       Ordinary              Equity
                        Appointment         Ordinary shares      share options     Participation Rights
 Charles Scott*         Sep 3, 1997             39,214              731,906                        0
 William Cochrane       Sep 3, 1997                  0              271,738                  909,090
 Dr. Kevin Roberts      Sep 3, 1997                  0              454,687                1,090,909
 Robert Seelert*        Sep 3, 1997             28,098              219,849                1,090,909
 Wendy Smyth            Sep 3, 1997              5,083              654,532                  545,454
 Sir Peter Walters      Sep 3, 1997              5,000                    0                        0
_____________________

*    Includes spouse's interests.
**   In addition, Mr. Seelert has 1,527,363 phantom share options.

     Mr. Olshan was appointed to the Board on January 1, 1998 and had interests in 3,000 shares on appointment. Other than this, the Directors' interests in the Company's share capital have not changed since December 31, 1997. Other Directors holding office in the year ended December 31, 1997 were Christopher Bunton (resigned) September 3, 1997), Graham Howell (resigned September 25,
1997) and David Weatherseed (resigned September 25, 1997).

     None of the Directors at any time during the period ended December 31, 1997 had any material interest in any contracts with the Company or any of its subsidiaries. None of the Directors at any time during the period ended December 31, 1997 or subsequent to December 31, 1997 was interested in any debentures of the Company or shares or debentures of the Company's subsidiaries.

Item 11.  Compensation of Directors and Officers.

     In 1997, the aggregate amount of compensation paid or accrued for all Directors and Executive Officers as a group (10 persons) who served the Company following the Demerger was L169,000. Such compensation was primarily in the form of salaries and fees and included L8,800 set aside for pension plans.

     Remuneration for senior executives is comprised of three elements: basic salary and related benefits, annual bonus and a long-term incentive program. The annual bonus paid is non-pensionable and depends on the attainment of certain performance targets which are approved by the Remuneration and Nominations Committee. The long-term incentive program is designed to align the interests of senior executives with those of shareholders and to encourage senior executives to remain with the Group.

     The table below reports remuneration by the Company from the Effective Date. To give a clearer presentation, the table includes details of the basic salaries for 1998.

                                               December 15, 1997 to December 31, 1997                        1998
                               --------------------------------------------------------------------    ---------------
                                                                                                             Annual
                                    Salary                          Retirement                               Salary
                                   or fees         Benefits       contributions         Total                Total
                                     L000            L000             L000              L000                  L000
Executive Directors:
Bob Seelert                          21.3              1.7             6.0                29.0                 457.3
Bill Cochrane<F5>                    10.0              0.5             0.2                10.7                 213.4
Dr. Kevin Roberts                    19.9              1.3              -                 21.2                 426.8
Wendy Smyth                           6.8              0.6             1.0                 8.4                 145.0

Non-executive Directors:
Charles Scott                         6.3              0.3             0.8                 7.4                 125.0
Ian Irvine                            -                -               -                   -                     -
Kenneth Olshan                        -                -               -                   -                    20.0
Sir Peter Walters                     0.6              -               -                   0.6                  20.0

Executive Officers as a              90.8              0.1            0.8                 91.7                 254.0
group*
     Total                          155.7              4.5            8.8                169.0               1,661.5

*Includes  Demerger  bonuses  of  L78,950.

<F5> Following the Demerger,  Mr. Cochrane's salary was reduced from $475,000 to
$350,000 per annum. To take account of this change, Mr. Cochrane received a bonus of $200,000 on completion of the Demerger.

     Details of the service agreements for the Directors of the Company are set out below.

Bob Seelert

     Prior to the Demerger, Mr. Seelert was employed under a service agreement with Cordiant Holdings, Inc. (a company which became a member of the Saatchi & Saatchi Group) and Cordiant plc as Chief Executive Officer of Cordiant. He has entered into a new service agreement with the Company and Cordiant Compton
Worldwide Inc. dated September 30, 1997 on similar terms to those of his previous service agreement (except as noted below), which replaced the prior agreement.

     Mr. Seelert's current salary is $750,000.

     Mr. Seelert's new service agreement may be terminated on 12 months' notice given by either party to the other, provided that if there is a change of control of the Company, and his employment is terminated by the Company within two years of such change of control (other than for cause, death or disability or by his resignation without good reason), Mr. Seelert is entitled to the payment of a sum equivalent to two years' gross salary, target bonuses of 60 percent of gross salary per year and benefits, including pension contributions.

     Under the new service agreement, if Mr. Seelert terminates his employment by reason of a material change in his duties or responsibilities, a reduction in his benefits, a substantial relocation of his office or his non re-election to the Board, he will be entitled to 12 months' gross basic salary, target bonuses and benefits, subject to mitigation. If Mr. Seelert's employment is terminated by reason of his death or disability he will be entitled to 12 months' gross basic salary, target bonuses and benefits.

     Mr. Seelert's service agreement entitles him to participate in annual discretionary bonus arrangements calculated by reference to an Economic Value Added improvement scheme which are determined each year by the Remuneration Committee. For 1997 the annual bonus was a percentage of salary based on revenue and earnings of Cordiant. Mr. Seelert's participation in the annual discretionary bonus arrangements is on a basis no less favorable than that provided to any other officer of the Company.

     In addition, Mr. Seelert is entitled to certain other benefits in kind, including the provision of a fully expensed automobile, medical, disability and life insurance, travel allowances and the use of a London flat leased by the Company.

     Mr. Seelert has an unfunded personal retirement benefit scheme involving notional employer contributions at the rate of 5.5 percent of salary up to June 30, 1998 and thereafter 6.25 percent of salary every three months. Interest accrues on these notional contributions at 8 percent per annum. A payment of $463,738 was made by Cordiant to Mr. Seelert, being the amount accrued in respect of his entitlement under the prior agreement up to December 31, 1997.

     Details of the manner in which phantom share options, granted to Mr. Seelert under his prior service agreement, were dealt with in connection with the Demerger are set forth in "Options to Purchase Securities from Registrant or Subsidiaries."

Wendy Smyth

     Mrs. Smyth is currently employed under a service agreement with the Company dated September 30, 1997 on substantially the same terms as her prior service agreement with Cordiant plc dated March 29, 1994 (except as noted below).

     Under her new agreement, Mrs. Smyth is contracted to work for four days each week. Her salary was reduced from its level of L165,000 to L145,000 per annum to take account of this change. Mrs. Smyth's service agreement may be terminated on 12 months' notice given by either party to the other. Under Mrs. Smyth's service agreement, if there is a change of control of the Company and her employment is terminated by the Company without notice within two years of such change of control (other than for cause or disability), Mrs. Smyth is entitled to the payment of a sum equivalent to 24 months' gross salary, target bonuses of 40 percent of gross salary per year and benefits, including pension contributions.

     Mrs. Smyth is currently entitled to participate in annual discretionary bonus arrangements based on revenues and earnings per share in the year in question and calculated by reference to a bonus matrix which is determined each year by the Remuneration Committee of the Board. For 1997, Mrs. Smyth's target bonus was 40 percent of her gross basic salary. Her new service agreement entitles her to participate in annual discretionary bonus arrangements calculated by reference to an Economic Value Added improvement scheme which will be determined each year by the Remuneration Committee. For 1997 the annual bonus was a percentage of salary based on revenue and earnings of Cordiant.

     In addition, Mrs. Smyth is entitled to certain other benefits in kind, including the provision of a fully expensed automobile, medical, disability and life insurance.

     Mrs. Smyth is also a member of the Cordiant Group Pension Scheme. The amount of the increase in pension during the year was L2,344, the accumulated total amount as of December 31, 1997 in respect of the accrued benefit being L42,264 and the transfer value (less contributions by Mrs. Smyth of L6,000) of the relevant increase in accrued benefit was L16,525.

Kevin Roberts

     Dr. Roberts is currently employed as Chief Executive Officer of S&S under a service agreement made in April 1997 with Saatchi & Saatchi North America, Inc. His current salary is $700,000 per annum. Dr. Roberts' current service agreement is for a three year term from May 19, 1997 but it may be terminated on 12 months' notice given by either party to the other.

     Dr. Roberts entered into a variation to his current service agreement with Saatchi & Saatchi North America, Inc. on September 30, 1997 so that his service agreement may be terminated on 12 months' notice given by either party to the other, provided that if there is a change of control of the Company and his employment is terminated by the Company within two years of such change of control (other than for cause, death or disability). Dr. Roberts is entitled to the payment of a sum equivalent to 18 months' gross salary, target bonuses of 60 percent of gross salary per year and benefits, including pension contributions. He is also entitled to the same payment if he terminates his employment as a result of material changes being made to his duties and responsibilities within two years of such change of control. In addition, Dr. Roberts may terminate his employment on 90 days' notice following either a material change in the senior management of the Company or if the Chief Executive Officer of the Company is replaced.

     Dr. Roberts is entitled to participate in annual discretionary bonus arrangements calculated by reference to an Economic Value Added improvement scheme which will be determined each year by the Remuneration Committee. For 1997 his annual bonus was a percentage of salary based on the profitability of S&S.

     In addition, Dr. Roberts is entitled to certain other benefits in kind, including the provision of a fully expensed motor car, disability and life insurance and travel allowances. He is also entitled to a supplemental pension payment on June 1, 2000 of $347,290. He will also receive a proportion of this supplemental pension payment if his employment ceases before that date by reason of his death or disability or if his service agreement is terminated by Saatchi & Saatchi North America, Inc. (other than for cause).

Bill Cochrane

     Mr. Cochrane entered into a new contract with Saatchi & Saatchi North America, Inc. dated September 30, 1997 which replaced his existing employment arrangements on the Effective Date. Following the Demerger, Mr. Cochrane's salary was reduced from $475,000 to $350,000 per annum. To take account of this change, Mr. Cochrane received a bonus on the completion of the Demerger of $200,000.

     Mr. Cochrane's service agreement provides that he may terminate his employment on 12 months' notice to Saatchi & Saatchi North America, Inc. If Saatchi & Saatchi North America, Inc. terminates Mr. Cochrane's employment for any reason other than for cause, or if his employment is terminated by his death or disability, or if he ceases to be a Director of the Company (other than due to his death, disability or resignation), he will be entitled to a lump sum payment equal to 140 percent of his annual salary. If there is a change of control of the Company and his employment is terminated by the Company within two years of such change of control (other than for cause, death or disability), Mr. Cochrane is entitled to the payment of a sum equivalent to two years' gross salary, target bonuses and benefits, including pension contributions. He is also entitled to the same payment if, within two years of such change of control, he terminates his employment as a result of material changes being made to his duties, responsibilities or position, a reduction in his salary, a change of his place of work or substantially increased travel requirements.

     During 1997, Mr. Cochrane was entitled to participate in annual discretionary bonus arrangements based on revenues and earnings per share in the year in question and calculated by reference to a bonus matrix determined by the Remuneration Committee. For 1997 Mr. Cochrane's target bonus was 40 percent of his gross basic salary based on a combination of the revenue and profitability of S&S and the revenue and earnings of Cordiant. He is entitled to participate in annual discretionary bonus arrangements calculated by reference to an Economic Value Added improvement scheme determined each year by the Remuneration Committee.

     In addition, Mr. Cochrane is entitled to certain other benefits in kind, including the provision of a fully expensed motor car, medical, disability and life insurance.

     The terms of an agreement dated May 1, 1984, under which Mr. Cochrane is entitled to deferred compensation equal to $1,200,000 payable in four equal annual installments that began on January 2, 1998, have been incorporated into his service agreement. Mr. Cochrane is also a member of the Saatchi & Saatchi North America, Inc. 401k plan.

     If Mr. Cochrane ceases to be in full time employment with Saatchi & Saatchi North America, Inc. on or after his fifty-fifth birthday for any reason other than his death, he will be entitled to receive an amount equal to the present value of the right to receive $30,000 in cash on each of the first 10 anniversaries of the date on which he ceases to be a full time employee. However, this entitlement will only apply if he provides consultancy services to Saatchi & Saatchi North America, Inc. on an exclusive basis during such period.

Non-Executive Directors

Charles Scott

     Mr. Scott is currently employed as Chairman of the Company. He is also Chairman of CCG. Mr. Scott had an agreement with the Company and Cordiant dated September 30, 1997, which replaced his then existing service agreement with effect from the Effective Date. This contract has been replaced, effective April 1, 1998, by an agreement under which Kirkal Limited, a company controlled by Mr. Scott and his wife, provides Mr. Scott's services. Mr. Scott devotes two days each week to the Company and two days each week to CCG. He is paid an annual fee of L125,000 by each of the Company and CCG and also receive pension contributions from each company at a rate of 14 percent of his net relevant earnings, together with a lump sum pension payment of L50,000 on January 1, 1998 from each of CCG and the Company. He also receives medical and life insurance and a fully expensed motor car.

     Mr. Scott is required to cease one of his directorships with effect from December 31, 1998. The term of his remaining directorship will continue up to the second anniversary of the Effective Date. If Mr. Scott ceases to be a Director of both CCG and the Company with effect from December 31, 1998, Kirkal Limited will be entitled to a payment equivalent to the fees, pension contributions and benefits which would otherwise have been payable up to the second anniversary of the Effective Date, payable equally by the Company and CCG. If Mr. Scott ceases, before the second anniversary of the Effective Date, to be a director of the company with which he has elected to continue, following December 31, 1998, Kirkal Limited will be entitled to an equivalent payment paid solely by that company.

Sir Peter Walters

     Sir Peter Walters has been appointed as a non-executive Director of the Company for a term lasting three years from the Effective Date under a letter of appointment dated September 15, 1997. He is paid annual fees of L20,000 together with allowances of L600 for each Board and Committee meeting attended in person or L500 for each Board and Committee meeting attended by telephone and L250 per calendar quarter for acting as Chairman of any Committee of the Board. He does not participate in any incentive or benefit schemes of the Group.

Ken Olshan

     Ken Olshan was appointed as a non-executive Director of the Company with effect from January 1, 1998, under a letter of appointment dated September 17, 1997, for the same period and on the same terms as to fees as Sir Peter Walters.

Ian Irvine

     Ian Irvine was appointed as a non-executive Director of the Company with effect from May 1, 1998, under a letter of appointment dated March 17, 1998, for the same period and on the same terms as to fees as Sir Peter Walters.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

     Employee Share Schemes

     The Company has established two new employee share schemes, which came into effect upon the consummation of the Demerger. They are the Saatchi & Saatchi Equity Participation Plan (the "Equity Participation Plan" or "EPP") and the Saatchi & Saatchi Performance Share Option Scheme (the "Performance Share Option Scheme"). Participants in the Equity Participation Plan are not eligible to be granted options under the Performance Share Option Scheme. The new schemes are being operated in conjunction with the Saatchi & Saatchi Employee Benefit Trust (the "Trust").

(a) The Saatchi & Saatchi Equity Participation Plan

     The Equity Participation Plan is being operated in conjunction with the Trust, the Trustee of which will, in exercising its discretion, take into account the recommendations of the Remuneration and Nominations Committee. Further details of the Trust are set out below. Employees and Executive
Directors of the Saatchi & Saatchi Group who are required to devote substantially all their working time to the business of any company in the Saatchi & Saatchi Group, will be eligible to participate in the Equity Participation Plan.

     On December 16, 1997, thirty-four employees and Directors were invited to participate in the EPP. Thirty-two have agreed to participate and cash payments of L1,572,500 have been received, which, if maximum performance targets are to be met, would give rise to an issue of 11,436,362 shares. Further awards will only be made within the period of 42 days following the announcement of the Group's results for any period or at any time if the Trustee determines that exceptional circumstances (such as the recruitment of a senior employee or executive director) so warrant.

     The maximum number of Ordinary shares which participants may become entitled to acquire will be eight times the number that could have been bought with the original investment at market value on the day preceding the date of award. The exact number of Ordinary shares which may be acquired will be determined by the performance formula described below.

     With the exception of Directors of the Company, the number of Ordinary shares that a participant may acquire will be determined by measuring the annual growth in earnings per share ("EPS") of the Company over a three year period ("EPS Performance"). For the initial awards the base year for measuring EPS Performance is 1997. The EPS figure used for that year is 6.6p, calculated on the basis of the pro forma "headline earnings" using the Institute of Investment Management and Research guidelines (although the Trustee will have the ability to adjust this figure if the Trustee considers it appropriate to exclude certain items including exceptional items such as the costs of the Demerger and other significant non-recurring items).

     If EPS Performance is less than the annual percentage growth in the UK Retail Price Index plus 2 percent (the "Hurdle Rate") then the participant will be entitled to acquire ten Ordinary shares. If EPS Performance is equal to or greater than the Hurdle Rate then:

     o where EPS Performance is 5 percent per annum, 12.5 percent of the award vests, which is the same number of Ordinary shares which the participant could have bought with his original investment;

     o where EPS Performance is 15 percent per annum, 40 percent of the award vests, so the participant will be entitled to acquire 3.2 times the number of Ordinary shares which he could have bought with his original investment;

     o where EPS Performance is 25 percent per annum, all of the award vests, so the participant will be entitled to acquire eight times the number of Ordinary shares which he could have bought with his original investment.

     The percentage of the award that vests for EPS Performance between 5 percent per annum and 15 percent per annum and for EPS Performance between 15 percent per annum and 25 percent per annum increases on a straight line basis.

     For participants who are Directors of the Company, only one-half of their awards will vest based on EPS Performance. The other half of their awards will vest based on the total shareholder return ("TSR") of the Company over a three year period ("TSR Performance") relative to the TSR of a group of major publicly traded advertising groups (the "Comparator Group") over the same period. The percentage of the award that vests will be determined by reference to the ranking attained by the Company.

     Once the performance formula has been applied and the number of Ordinary shares determined, a participant may acquire one half of the vested number of Ordinary shares. The remaining half may only be acquired after the fourth anniversary of the date the award was made. Ordinary shares cannot be acquired after the seventh anniversary of the date of the award.

     If a participant ceases to be employed by a company in the Saatchi & Saatchi Group before the award vests because of injury, disability, ill-health, death, redundancy, retirement because the company which employs him or with which he holds office leaves the Saatchi & Saatchi Group or because the business to which his office or employment relates is transferred outside the Saatchi & Saatchi Group, or other circumstances at the Trustee's discretion, the participant will be entitled to acquire a proportion of the maximum number of Ordinary shares which would ultimately have been receivable. For the purpose of determining the proportion of the award that vests, the cessation of employment will be treated as occurring on the next day on which the Company announces its results for its financial year. The performance formula will then be applied as if the EPS Performance (and, if appropriate, the TSR Performance) had been achieved over the full three years of the performance measurement period.

     A participant who was granted an award prior to the announcement of the results for the financial year ending in 1998 (the "1998 results") will be able immediately following the determination to acquire:

     (a) one third of the number of Ordinary shares so determined, if cessation occurs on or before the announcement of the 1998 results;

     (b) two thirds of the number of Ordinary shares so determined, if cessation occurs after the announcement of the 1998 results but on or before the announcement of the 1999 results; and

     (c) all of the Ordinary shares so determined, if cessation occurs after the announcement of the 1999 results.

     Equivalent provisions will apply for participants who receive an award after the announcement of the 1998 results.

     However, if a participant ceases employment for other reasons, he will only be entitled to receive 10 Ordinary shares, with the result that he will effectively lose his initial investment.

     In the event of a takeover of the Group prior to the announcement of the Group's results for its financial year ending in 2000 (the "2000 results"), a participant who received an award prior to the announcement of the 1998 results will be entitled to acquire the number of Ordinary shares determined in accordance with the following provisions:

     (a) if the takeover occurs after the date of the award but before the announcement of the 1998 results, the participant may acquire one third of the maximum possible number of Ordinary shares;

     (b) if the takeover occurs after the announcement of the 1998 results but before the announcement of the Company's results for its financial year ending in 1999 (the "1999 results"), the participant may acquire:

          (i)  one third of the maximum possible number of Ordinary shares; plus

          (ii) one third of the number of Ordinary shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) for the Company's 1998 financial year had been achieved over the full three years of the performance measurement period; and

     (c) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the participant may acquire:

          (i)  one third of the maximum possible number of Ordinary shares; plus

          (ii) two thirds of the number of Ordinary shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) over the Company's two financial years 1998 and 1999 had been achieved over the full three years of the performance measurement period.

Equivalent provisions will apply for participants who receive an award after the announcement of the 1998 results.

     The rights of participants following any rights issue or capitalization issue or other variation of share capital will be adjusted in such manner as the Trustee may determine subject to written confirmation from the Company's auditors that such adjustment is in their opinion fair and reasonable.

     An aggregate of not more than 6 percent of the issued Ordinary share capital of the Company from time to time may be issued or become issuable pursuant to the Equity Participation Plan.

     The  Board  will  have  power  to  administer,   interpret  and,  with  the
concurrence of the Trustee, amend the provisions of the Equity Participation Plan. However, no amendment may be made to provisions relating to:

(a)  the eligibility condition;

(b)  the limit rules;

(c) the calculation of a participant's entitlement under the Equity Participant Plan;

(d)  the terms of the awards or the Ordinary shares  received  pursuant to them;
     or

(e)  the variation of share capital rule

     to the advantage of participants without the prior approval of the shareholders in general meeting (except for minor amendments to benefit the administration of the Equity Participation Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for the Company or for members of the Saatchi & Saatchi Group).

     No amendment to the limits mentioned above may be made without prior approval of the shareholders. No amendment may be made which adversely affects a participant's rights under an award made prior to the date of such amendment without the participant's consent.

     The  benefits  received  under  the  Equity   Participation  Plan  are  not
pensionable.

     The Trustee will invite no further participation in the Equity Participation Plan after the third anniversary of the Effective Date and the Board may terminate it any time, but the rights of existing participants will not thereby be affected.

(b) The Saatchi & Saatchi Performance Share Option Scheme

     The Performance Share Option Scheme will be operated in conjunction with the Trust. The Trustee will, in exercising its discretion, take into account the recommendations of the Remuneration Committee.

     However, the rules provide that the Performance Share Option Scheme may also be operated by the Company, in which case references in this summary to the Trust and the Trustee should be read as being references to the Company and the Remuneration Committee as appropriate.

     Employees and Executive Directors of the Saatchi & Saatchi Group who are required to devote substantially all their working time to the business of any company in the Saatchi & Saatchi Group will be eligible to participate in the Performance Share Option Scheme. However, participants in the Equity Participation Plan will not be eligible to be granted options under the Performance Share Option Scheme.

     Participants in the Performance Share Option Scheme will be selected at the discretion of the Trustee.

     The exercise price for an option will be determined by the Trustee but may not be less than the higher of the nominal value of an Ordinary share (if the option is an option to subscribe for Ordinary shares) and its market value. Market value will be taken to be the middle market quotation of an Ordinary share on the dealing day of the London Stock Exchange immediately preceding the date of grant as derived from the Daily Official List of the London Stock Exchange.

     On December 16, 1997, fifty-eight employees were invited to participate in the Performance Share Option Scheme. Fifty-four have agreed to participate and waive remuneration over a three-year period of L715,000 and, if maximum performance targets are met, this would give rise to an issue of 7,150,000 shares.

     Normally options may only be granted by the Trustee during the period commencing on, and ending 42 days after the announcement of the Group's results for any period and at any time if the Trustee determines that exceptional circumstances (such as the recruitment of a senior employee or executive Director) so warrant.

     Options will lapse unless the option holder agrees within 120 days of the grant of the option to sacrifice an aggregate amount of salary and/or bonus (not exceeding L50,000) over a period not exceeding three years equal to one eleventh of the aggregate exercise price of the Ordinary shares under option. The amount so sacrificed is not offset against the exercise price payable.

     The number of Ordinary shares to be acquired on exercise will be determined by measuring EPS Performance, as for the Equity Participation Plan. The EPS Performance and the Hurdle Rate for the Performance Share Option Scheme will be the same as for the Equity Participation Plan.

     If EPS Performance is less than the Hurdle Rate, then the option holder will not be entitled to acquire any Ordinary shares and the option will lapse.

     If EPS Performance is equal to or greater than the Hurdle Rate then:

     (a) where EPS Performance is 5 percent per annum, the option holder may exercise his option in respect of 30 percent of the number of Ordinary shares under option;

     (b) where EPS Performance is 15 percent per annum, the option holder may exercise his option in respect of 65 percent of the number of Ordinary shares under option; and

     (c) where EPS Performance is 25 percent per annum, the option holder may exercise his option in full.

     The percentage of Ordinary shares over which the option holder may exercise his option for EPS Performance between 5 percent per annum and 15 percent per annum and for EPS Performance between 15 percent per annum and 25 percent per annum increases on a straight line basis.

     Once the performance formula has been applied an option holder may exercise his option over one half of the number of Ordinary shares determined by the performance formula. The remaining half may only be acquired after the fourth anniversary of the date of grant.

     Options may not be exercised in any event more than seven years after the date of grant.

     If an option holder ceases to be employed by a company in the Saatchi & Saatchi Group before his option may be exercised because of injury, disability, ill-health, death, redundancy, retirement, because the company which employs him or with which he holds office leaves the Saatchi & Saatchi Group or because the business to which his office or employment relates is transferred outside the Saatchi & Saatchi Group or other circumstances at the Trustee's discretion, the option holder will be entitled to exercise his option in respect of a proportion of the number of Ordinary shares under option. For the purpose of determining the number of Ordinary shares in respect of which the option holder may exercise his option, the cessation of employment will be treated as occurring on the next day on which the Company announces its results for its financial year. The performance formula will then be applied as if the EPS Performance had been achieved over the full three years of the performance measurement period. An option holder who was granted an option prior to the announcement of the 1998 results will be able immediately following such determination to exercise his option in respect of:

     (a) one third of the number of Ordinary shares so determined, if cessation occurs on or before the announcement of the 1998 results;

     (b) two thirds of the number of Ordinary shares so determined, if cessation occurs on or before the announcement of the 1999 results; and

     (c) all of the Ordinary shares so determined, if cessation occurs after the announcement of the 1999 results.

     Equivalent provisions will apply for option holders who are granted options after the announcement of the 1998 results.

     However, if a participant ceases employment for other reasons, his option will lapse.

     In the event of a takeover of the Group prior to the announcement of the 2000 results, an option holder who was granted an option prior to the announcement of the 1998 results will be entitled to exercise his option in accordance with the following provisions:

     (a) if the takeover occurs after the date of the award but before the announcement of the 1998 results, the option holder may exercise his option in respect of one third of the number of Ordinary shares under option;

     (b) If the takeover occurs after the announcement of the 1998 results but before the announcement of the 1999 results, the option holder may exercise his option in respect of:

          (i)  one third of the number of Ordinary shares under option; plus

          (ii) one third of the number of Ordinary shares in respect of which he could have exercised his option if the EPS Performance for the Company's 1998 financial year had been achieved over the full three years of the performance measurement period; and

     (c) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the option holder may exercise his option in respect of:

          (i)  one third of the number of Ordinary shares under option; plus

          (ii) two thirds of the number of Ordinary shares in respect of which he could have exercised his option if the EPS Performance over the Company's two financial years 1998 and 1999 had been achieved over the full three years of the performance measurement period.

     Equivalent provisions will apply for option holders who are granted options after the announcement of the 1998 results.

     On a variation of the Company's share capital by way of capitalization or rights issue, subdivision, consolidation or a reduction, the exercise price and the number of shares comprised in an option can be varied at the discretion of the Trustee subject to certification from the Company's auditors that in their opinion the variation is fair and reasonable.

     An aggregate of not more than 3.5 percent of the issued ordinary share capital of the Company from time to time may be issued or become issuable pursuant to the Performance Share Option Scheme.

     The Board will have power to administer, interpret and, with the approval of the Trustee, amend the Performance Share Option Scheme. No amendment may be made to provisions relating to:

     (a)  the eligibility conditions;

     (b)  the limit rules;

     (c)  the variation of share capital rule;

     (d) the rules governing the terms of the options or share to be received by option holders; or

     (e)  the  rules   governing  the   calculation   of  the  option   holder's
          entitlements under the Performance Option Scheme

to the advantage of option holders without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Performance Share Options Scheme or to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for option holders, the Company or for members of the Saatchi & Saatchi Group).

     No amendment may be made which adversely affects an option holder's rights under options granted to him prior to the date of such amendment without his consent.

     The benefits received under the Performance Share Option Scheme are not pensionable.

     The Trustee will grant no further options under the Performance Share Option Scheme after the third anniversary of the Effective Date and the Board may terminate it at any time, but the rights of existing option holders will not thereby be affected.

(c) The Saatchi & Saatchi Demerger Share Option Schemes (the "Demerger Schemes")

     Cordiant had three executive share option schemes: the Performance Share Option Scheme for executives resident throughout the world; the Executive Share Option Scheme (the "Number 1 Scheme") primarily for executives not resident in the UK; and the Executive Share Option Scheme Number 2 (the "Number 2 Scheme") for executives resident in the UK.

     Holders of executive options under the former Cordiant share option schemes who are employed by the Saatchi & Saatchi Group agreed to cancel their former Cordiant options in return for the grant of replacement options over Ordinary shares. Each replacement option is over the same number of Ordinary shares and has the same exercise price, exercise period and performance conditions as the option over Cordiant shares which it replaced. For Charles Scott, Cordiant employees who ceased to be employed by Cordiant as a result of the Demerger, and employees of Zenith and The Facilities Group who held executive options under the former Cordiant share option schemes, the same principles applied except that their replacement options were split 50/50 between options over CCG shares and options over Ordinary shares.

     Each Demerger Scheme mirrors, as far as practicable, the terms of the former Cordiant share option scheme to which it relates. None of the Demerger Schemes are approved by the Inland Revenue.

     Cordiant's Save As You Earn, Sharesave 1995, was adopted for UK employees and was approved by the Inland Revenue. Eligible employees were granted options linked to a five year savings contract. The exercise price was fixed at 80% of market value at the time of grant. Under Sharesave 1995, employees of the Group who hold such options retain them but have been granted a parallel unapproved option over Ordinary shares which will be exercisable with the accumulated savings and interest/bonus under Sharesave 1995. Employees of Zenith and The Facilities Group have parallel options split 50/50 between CCG Shares and Ordinary shares.

     No options can be granted under a Demerger Scheme other than to replace an option which an option holder under one of the former Cordiant share option schemes has agreed to cancel (or to run in parallel with an option under Sharesave 1995).

(d) The Saatchi & Saatchi Employee Benefit Trust

     The main purpose of the Trust is to operate the Equity Participation Plan and the Performance Share Option Scheme. The Trustee makes awards (which may or may not be in the form of options) under which participants are entitled to acquire Ordinary shares. Alternatively, the Trustee may agree to deliver Ordinary shares following the exercise of awards made by the Company.

     The Trustee may purchase Ordinary shares in the market for the purpose of awards made under the Equity Participation Plan and the Performance Share Option Scheme. Alternatively, the Company may grant to the Trustee one or more options to subscribe for Ordinary shares. The exercise price under such options will not be less than the middle market quotation of Ordinary shares as derived from the London Stock Exchange Daily Official List for the dealing day preceding the date of grant.

     The Trustee will fund the acquisition of Ordinary shares through one or more of the following:

     (a)  by non-recourse loan or loans from Saatchi & Saatchi Group companies;

     (b)  by contributions from Saatchi & Saatchi Group companies; or

     (c) by payments from the participants in the Equity Participation Plan and the Performance Share Option Scheme.

(e) The Zenith Executive Incentive Plan (the "Zenith Incentive Plan")

     The Zenith Incentive Plan was established to enable participants to acquire CCG Shares and Ordinary shares through the exercise of options and/or in certain circumstances to be paid a cash bonus. The principal terms of the Zenith Incentive Plan are set forth below:

     The Zenith Incentive Plan is operated in conjunction with the Zenith Employee Benefit Trust (the "Zenith Trust"), the Trustee of which will, in exercising its discretion, take into account the recommendations of the non-executive directors of Zenith.

     The Trustee can invite selected eligible employees and directors to invest a certain amount of money (not exceeding L70,000) to enable them to participate in the Zenith Incentive Plan. Awards will lapse unless such investment is, at the discretion of the Trustee, either made by a payment to the Trustee within 120 days of the award being made or is made by the participant agreeing to sacrifice that amount of salary and/or bonus over a period not exceeding three years. The investment is non-refundable and is not offset against the exercise price payable. The non-refundable investment to be provided by participants who wish to participate in the Zenith Incentive Plan shall be one sixteenth of a participant's maximum entitlement under the Zenith Incentive Plan. An award comprises:

     (a) an option over the same proportion of the total number of CCG Shares available for the Zenith Incentive Plan as the participant's maximum entitlement bears to L3.6 million being the aggregate maximum entitlement for all participants available under the Zenith Incentive Plan (the "CCG Option");

     (b) an option over the same number of Ordinary shares as the number of CCG Shares under the participant's CCG Option (the "Saatchi & Saatchi Group Option"); and

     (c)  a contingent cash award of up to a participant's maximum entitlement.

     The exercise price for the CCG Option and the Saatchi & Saatchi Group Option is the middle market quotation of the underlying shares on the day preceding the date the options are granted.

     The exact number of shares which may be acquired and/or the cash award payable will be determined by the performance formula described below.

     A participant's maximum entitlement will be reduced proportionately if one month after the end of the third year of the performance period the FTSE 100 Index is lower than on the date the award was made. A participant's actual entitlement will be determined by measuring the growth in operating profit (as defined in the rules of the Zenith Incentive Plan) over a three year period, with the base year being the year ending December 31, 1997 for the initial award ("Operating Profit Performance") as follows:

     (a) If Operating Profit Performance is less than 5 percent per annum, the award lapses;

     (b) If Operating Profit Performance is 5 percent per annum a participant's entitlement will be determined as 12.5 percent of his maximum entitlement;

     (c)  if   Operating   Profit   Performance   is  15  percent  per  annum  a
          participant's entitlement will be determined as 40 percent of his maximum entitlement; and

     (d) if Operating Profit Performance is equal to or exceeds 25 percent per annum a participant's entitlement will be determined as 100 percent of the maximum entitlement.

     A participant's entitlement in respect of Operating Profit Performance between 5 percent per annum and 15 percent per annum and between 15 percent per annum and 25 percent per annum increases on a straight line basis.

     Awards will be satisfied so far as possible by the CCG Options and Saatchi & Saatchi Group Options becoming exercisable to the same extent. The balance, if any, of a participant's entitlement will be satisfied by the payment of cash by the Zenith Trust or any company in the Zenith group.

     Once the Performance Formula have been applied, the extent of vesting of the CCG Option and the Saatchi & Saatchi Group Option determined and the cash sum, if any, quantified, a participant will be entitled to receive one half of his entitlement. The remaining half can only be acquired after the fourth anniversary of the date the award was made. The award will lapse on the seventh anniversary of the date of grant.

     The Trustee will be required to waive its rights to any dividend on CCG Shares or Ordinary shares while they are held within the Trust.

     The following chart shows as of May 30, 1998 the total number of Ordinary shares subject to outstanding options, the purchase price of the Ordinary shares pursuant to the options and the expiration date of the options:

                        Number of           Purchase            Expiration Date
Option Scheme           Ordinary shares       Price                of Options

Demerger Executive
(No. 1 Scheme)             635,276          107 p to 135 p        June 1998-
                                                                  April 1999

Demerger Executive
(No. 2 Scheme)           1,182,806          103 p to 135 p        June 2001-
                                                                  April 2004

Demerger                 5,427,982           73 p to 132 p        May 2002-
Performance Share                                                 Dec. 2004
Option Scheme

Performance Share        7,590,000          110 p                 Dec. 2004
Option Scheme

Sharesave 1995             929,449           64 p                 Dec. 2000

     As at May 30, 1998, there are awards over 11,436,362 shares under the Equity Participation Plan which are exercisable between December 2000 and December 2004.

     As of May 30, 1998, the number of Ordinary shares subject to options, excluding phantom options, granted to the Directors and Executive Officers of the Company was as follows:

Name                                            Number of Ordinary shares*

William H. Cochrane                                     1,180,828
Susan W. Day                                               20,581
Fiona M. Evans                                            110,000
Dr. Kevin J. Roberts                                    1,545,596
Charles T. Scott                                          731,906**
Robert L. Seelert                                        1,310,758
Wendy Smyth                                              1,199,986
David I. C. Weatherseed                                    716,310

*    Includes   909,090,   1,090,909,   1,090,909  and  545,454,   respectively,
     attributable to options under the Equity Participation Plan for William H. Cochrane, Kevin Roberts, Bob Seelert and Wendy Smyth, respectively. These amounts represent the maximum number of Ordinary shares subject to such options.

**   Includes options of spouse, a former employee of Cordiant.

     The table below describes the various share options awarded to the Directors of the Company as of May 1, 1998.

                       Executive Directors' Share Options

                          Scheme                  Date of       Exercise     Subscription         Total             Exercise Period
                                                  grant        Price per     number of shares     exercise price
                                                                 Share
Charles T. Scott*     Demerger Executive (No. 2)    Jun 1991        135p       243,084              328,163              to Jun 2001
                      Demerger Executive (No. 2)    Apr 1992        107p       78,897                84,420              to Apr 2002
                      Demerger Performance**        May 1995         73p       109,925               80,245        May 2000-May 2002
                      Demerger Performance**        Apr 1996        130p       150,000              195,000        Apr 2001-Apr 2003
                      Demerger Performance          Apr 1997        132p       75,000                99,000        Apr 2000-Apr 2004
                      Demerger Performance**        Apr 1997        132p       75,000                99,000        Apr 2002-Apr 2004
                                                                               ________          __________
                                   Total                                       731,906              885,828

Robert L. Seelert     Demerger Performance          Aug 1995         95p       219,849              208,857        Aug 1998-Dec 2004
                      Phantom Options***            Aug 1995         95p       487,131              462,774        Aug 1998-Dec 2004
                      Phantom Options***            Apr 1996        130p       540,538              702,699        Apr 1999-Dec 2004
                      Phantom Options***            Apr 1997        132p       499,694              659,596        Apr 2000-Dec 2004
                                                                               _________           _________
                                   Total                                       1,747,212           2,033,926

Wendy Smyth           Demerger Executive (No. 2)    Jun 1991        135p       82,327                111,141             to Jun 2001
                      Demerger Executive (No. 2)    Apr 1992        107p       68,605                 73,407             to Apr 2002
                      Demerger Executive (No. 2)**  Apr 1992        107p       68,605                 73,407             to Apr 2002
                      Demerger Performance**        May 1995         73p       67,498                 49,274       May 2000-May 2002
                      Demerger Performance**        Aug 1995         95p       67,497                 64,122       Aug 2000-Aug 2002
                      Demerger Performance          Apr 1996        130p       75,000                 97,500       Apr 1999-Dec 2004
                      Demerger Performance**        Apr 1996        130p       75,000                 97,500       Apr 2001-Apr 2003
                      Demerger Performance          Apr 1997        132p       75,000                 99,000       Apr 2000-Dec 2004
                      Demerger Performance**        Apr 1997        131p       75,000                 99,000       Apr 2002-Dec 2004
                                                                               ______                _______
                                  Total                                       654,532                764,351

Bill Cochrane         Demerger Executive (No. 1)    Jun 1991        135p       54,884                 74,093             to Jun 1998
                      Demerger Performance          May 1995         73p       33,427                 24,402             to May 2004
                      Demerger Performance          Aug 1995         95p       33,427                 31,756   Aug 1998 to Dec. 2004
                      Demerger Performance          Apr 1996        130p       37,500                 48,750   Apr 1999 to Dec. 2004
                      Demerger Performance**        Apr 1996        130p       37,500                 48,750    Apr 2001 to Apr 2003
                      Demerger Performance          Apr 1997        132p       37,500                 49,500   Apr 2000 to Dec. 2004
                      Demerger Performance**        Apr 1997        132p       37,500                 49,500   Apr 2002 to Dec. 2004
                                                                               ______               ________
                                  Total                                       271,738                326,751

Dr. Kevin J. Roberts  Demerger Performance         June 1997        124p       227,344               281,907   June 2000 to Dec 2004
                      Demerger Performance**       June 1997        124p       227,343               281,905   June 2002 to Dec 2004
                                                                               _______               _______
                               Total                                           454,687               563,812

________________________________________________________________________________
From the period beginning on December 15, 1997 and ending on May 30, 1998, the Company's Ordinary shares traded on the London Stock
Exchange at a closing high of 181p, a low of 103p and closed at 170p on May 29, 1998.

All exercise prices for the share option schemes have been rounded to the nearest pence.

No Director exercised options under any of the share option schemes during the period from January 1, 1998 through May 30, 1998.

*    Includes spouse's interests

**   Denotes Super Options

***  Denotes phantom options which track real options, paying cash rather than converting into shares.

                   Directors' Equity Participation Plan Grants

                                                          Maximum Number     Contribution
                                                             of Shares         payable
                        Scheme           Date of grant                           L            Vesting Period
 R. Seelert    Equity Participation       Dec 1997        1,090,909           150,000       Dec 2000 - Dec 2001
               Plan
 W. Cochrane   Equity Participation       Dec 1997          909,090           125,000       Dec 2000 - Dec 2001
               Plan
 K. Roberts    Equity Participation       Dec 1997        1,090,909           150,000       Dec 2000 - Dec 2001
               Plan
 W. Smyth      Equity Participation       Dec 1997          545,454            75,000       Dec 2000 - Dec 2001
               Plan

Item 13.  Interest of Management in Certain Transactions.

     Except for the employment arrangements referred to in Item 10, neither the Company nor any of its subsidiaries was a party to any material transaction, or proposed transaction, in which any Director, any other executive officer, any spouse or relative of any of the foregoing, or any relative of such spouse had or was to have had a direct or indirect material interest. There are no outstanding loans granted by any member of the Group to any of the Directors or guarantees provided by any member of the Group for their benefit.

                                     PART II

Item 14.  Description of Securities to be Registered.

     Not applicable.



                                    PART III

Item 15.  Defaults Upon Senior Securities.

    Not applicable.

Item 16.   Changes  in  Securities   and  Changes  in  Security  for  Registered
           Securities.

     Not applicable.

                                     PART IV

Item 17.  Financial Statements.

     The Company has elected to provide  financial  statements  pursuant to Item
18.

Item 18.  Financial Statements.

     The  Company's   financial   statements  and  the  report  thereon  by  its
Independent Auditor listed below and set forth on pages F-1 to F-63 herein are hereby incorporated by reference into this Item 18.

     (a) Independent Auditor's Report dated April 24, 1998, except as to Note 36 which is as of June 11, 1998.

     (b) Consolidated Statements of operations of the Company and subsidiaries for years ended December 31, 1997, 1996 and 1995.

     (c) Consolidated balance sheets of the Company and subsidiaries as of December 31, 1997 and 1996.

     (d) Consolidated statements of shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1997, 1996 and 1995.

     (d)  Notes to consolidated financial statements.

Item 19.  Financial Statements and Exhibits.

     (a)  Financial Statements

     (1) Consolidated statements of operations of the Company and subsidiaries for years ended December 31, 1997, 1996 and 1995. (Page F-2)

     (2) Consolidated balance sheets of the Company and subsidiaries as of December 31, 1997 and 1996. (Page F-5)

     (3) Consolidated statements of shareholders' deficiency and other share capital, total recognized gains and losses, and cash flows of the Company and subsidiaries for years ended December 31, 1997, 1996 and 1995. (Page F-7, F-8, and F-9)

     (4)  Notes to consolidated financial statements. (Pages F-11 to F-63)

     (b)  Exhibits

     1.1  Memorandum and Articles of Association of the Company.

     2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SAATCHI & SAATCHI PLC

                                    By: /s/ David I. C. Weatherseed
                                         Name:  David I. C. Weatherseed
                                         Title:   Deputy Finance Director



Date:  June 18, 1998

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Saatchi & Saatchi plc:

We have audited the accompanying consolidated balance sheets of Saatchi & Saatchi plc and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' deficiency, total recognized gains and losses and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saatchi & Saatchi plc and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended December 31, 1997 and shareholders' deficiency at December 31, 1997 and 1996 to the extent summarized in note 39 to the consolidated financial statements.

                                                     /s/ KPMG AUDIT PLC
                                                     ---------------------------
                                                     KPMG AUDIT PLC
                                                     CHARTERED ACCOUNTANTS
                                                     REGISTERED AUDITOR

London, England
April 24, 1998,
except as to Note 36,
which is as of June 11, 1998

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        Year ended December 31,
                                                                    Notes            1997        1996         1995
                                                                                  L million   L million    L million
Turnover from continuing operations
   Group and share of joint venture                                                2,469.6      2,528.7     2,266.0
   Less:  share of joint venture                                                    (490.9)      (578.3)     (185.7)
Group turnover from continuing operations                                          1,978.7      1,950.4     2,080.3

Commission and fee income from continuing operations
   Ongoing businesses and share of joint venture                                     397.7        393.5       390.2
   Disposed businesses                                                                 1.5          2.1        25.6
   Less:  share of joint venture                                                     (21.0)       (20.3)      (19.8)
                                                                                     378.2        375.3       396.0

Operating and administrative expenses                               4/5             (333.6)      (354.0)     (363.4)
Depreciation                                                                         (14.9)       (14.3)      (13.7)

Operating profit from continuing operations                                           29.7          7.0        18.9

Share of operating profit (loss) in joint venture                                      0.9          0.1        (0.2)

Profit (loss) on disposal of continuing operations                  3/5                4.3         17.7       (28.3)

Profit on continuing operations before interest and tax                               34.9         24.8        (9.6)

Profit on disposal of discontinued operations                       5                   -            -          3.4
Exceptional demerger reorganization item                            5                764.5           -           -
                                                                                     799.4         24.8        (6.2)

Net interest (payable) receivable and similar items
   Net dividends from (to) the CCG companies prior
      to the demerger                                                                 10.4          7.8        (0.9)
   Joint venture                                                                       1.1          1.1         1.0
   Other                                                            7                (14.5)       (15.2)      (26.6)

Profit (loss) before taxation                                                        796.4         18.5       (32.7)

Tax charge on profit (loss)                                         8                 (8.2)        (4.5)       (6.9)

Profit (loss) after taxation                                                         788.2         14.0       (39.6)

Minority interests                                                                    (0.6)        (0.4)       (1.8)

Net income (loss)                                                                    787.6         13.6       (41.4)

Proposed dividend                                                                     (2.7)          -           -

Retained profit (loss)                                                               784.9         13.6       (41.4)

Earnings (loss) per share                                           9                354.9p         6.1 p     (28.3)p

Adjusted weighted average number of shares in issue (millions)                       221.9        221.8       146.2

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


The net interest, taxation and earnings (loss) per share shown above were significantly affected by the financing and taxation profile of the Cordiant Group. In addition, trading profit does not reflect the proposed new trading arrangements with Zenith. Accordingly, the amounts of those items included above are not representative of those which may arise following the Demerger.

     The 1996 revenues and operating and administrative expense figures have been restated from the figures presented in the Registration Statement on Form 20-F filed by the Company on December 1, 1997 (the "Registration Statement") to comply with FRS9 and to reflect certain costs charged by Zenith, previously included in operating and administration expenses, as a cost of sale.

Revenue and operating profit from disposed businesses principally relate to the results of Campbell Mithun Esty, Kobs & Draft Worldwide, Badillo and Saatchi & Saatchi Russia before they were sold or closed. The profit or loss on disposal of these operations is included within profit or loss on disposal of continuing operations.

Except for the profit on disposal of discontinued operations (which arose from the receipt of deferred consideration), all the components of the consolidated profit and loss accounts arose from continuing operations.

There is no difference between the total reported results in the periods and those on an historical cost basis.

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                               December 31,
                                                                            1997               1996
                                                       Notes             L million         L million
ASSETS
Current assets:
   Cash and short-term deposits                                            57.5               69.3
   Short-term investments
     Shares - listed overseas                           11                  0.2               12.1
   Accounts and other receivables,
     prepayments and accrued income                     12/13             258.4              400.8
   Billable production                                  13                 20.0               20.6
      Total current assets                                                336.1              502.8

Investments:
  In CCG                                                                    -                112.1
  Other                                                                     4.0                0.4
                                                        14                  4.0              112.5
Long-term receivables:
     Accounts and other receivables, prepayments
       and accrued income                               12                  5.0                9.7
  Properties, furniture, equipment and
    motor vehicles                                      15                 84.4               87.3

      Total assets                                                        429.5              712.3

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Bank loans and overdrafts                             16                 21.4               20.8

  Accounts payable, other liabilities and
    accrued expenses                                    17                333.8            1,529.0
  Taxation and social security                                             10.8               14.2
      Total current liabilities                                           366.0            1,564.0

Long-term liabilities:
  Accounts payable, other liabilities and
    accrued expenses                                    17                  4.7                9.8
  Investment in joint venture:                          18
    Share of gross assets                                                 (51.7)             (65.7)
    Share of gross liabilities                                             66.0               67.0
                                                                           14.3                1.3
  Property, pension and other provisions                19                 74.9               74.5
  Long-term debt                                        20                 81.4               79.1
  Taxation and other social security                                       23.3               18.6
  Minority interests                                                        2.2                1.7
      Total long-term liabilities                                         200.8              185.0
      Total liabilities                                                   566.8            1,749.0

Shareholders' deficiency
  Share capital
    Allotted, called up and fully paid:
      221,926,993 Ordinary shares of 10p each
        (1996: 221,841,440 - assuming that the
        Company had at all relevant times prior to
        the Demerger the same number of issued
        Ordinary shares as Cordiant).                                      22.2               22.2
  Share premium                                                           102.7              102.7
  Merger reserve                                                            -               (124.9)
  Goodwill reserves                                                      (121.1)            (121.3)
  Accumulated deficit                                                    (141.1)            (915.4)
      Shareholders' deficiency                                           (137.3)          (1,036.7)

      Total liabilities and shareholders' deficiency                      429.5              712.3

In December 1997 shares were issued and a share premium reserve created. In order to present comparable numbers for 1996 and 1995 an amount equal and opposite to the share capital and share premium had to be created and was disclosed as the merger reserve. Upon issuance of the shares the merger reserve was eliminated.

The 1996 presentation of the carrying value of the joint venture has been restated from the figures presented in the Registration Statement to comply with FRS 9.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                             AND OTHER SHARE CAPITAL

                  Years ended December 31, 1995, 1996 and 1997

                                                                                            Accumu-
                                                                                             lated          Total
                                            Share        Share       Merger     Goodwill    earnings    shareholders'
                                           Capital      premium     reserve     reserves   (deficit)     deficiency
                                         L million    L million    L million   L million   L million      L million
At January 1, 1995                            22.2        102.7      (124.9)      (147.7)      (900.0)    (1,047.7)
Loss for the year                                                                               (41.4)       (41.4)
Goodwill acquired and written off                                                   (5.3)                     (5.3)
Elimination of goodwill reserves
  on disposals                                                                      45.1                      45.1
Translation adjustment                                                                           (0.9)        (0.9)

At December 31, 1995                          22.2        102.7      (124.9)      (107.9)      (942.3)    (1,050.2)
Profit for the year                                                                              13.6         13.6
Goodwill acquired and written off                                                  (13.4)                    (13.4)
Translation adjustment                                                                           13.3         13.3

At December 31, 1996                          22.2        102.7      (124.9)      (121.3)      (915.4)    (1,036.7)
Profit for the year                                                                             787.6        787.6
Proposed dividend                                                                                (2.7)        (2.7)
Issues of Ordinary shares net
  of expenses                                                         124.9                                  124.9
Elimination of goodwill reserves
  on disposals                                                                       0.2                       0.2
Translation adjustment                                                                          (10.6)       (10.6)

At December 31, 1997                          22.2        102.7         0.0       (121.1)      (141.1)      (137.3)

See accompanying notes to consolidated financial statements.

                             SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED
                                GAINS AND LOSSES

                                                                       Year ended
                                                                      December 31,
                                                        1997             1996             1995
                                                      L million        L million        L million

Profit (loss) for the year                               787.6           13.6            (41.4)
Translation adjustment                                   (10.6)          13.3             (0.9)

Total gains (losses) recognized for the year             777.0           26.9            (42.3)

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               Years ended December 31,
                                                         Notes           1997             1996            1995
                                                                       L million       L million        L million

Net cash inflow from operating activities                    27             52.5            37.9              8.1

Returns on investment and servicing of finance
   Interest received                                                         2.1             2.8              3.5
   Interest paid                                                           (18.1)          (12.6)           (22.1)
   Interest element of finance lease rentals
     payments                                                                 -             (0.1)            (0.1)
Dividends paid to minorities                                                (0.2)           (0.1)            (1.2)
Net cash outflow from returns on investments
   and servicing of finance                                                (16.2)          (10.0)           (19.9)
Taxation
   UK corporation tax recovered                                               -               -               2.0
   Overseas tax paid                                                        (3.8)           (0.3)            (0.9)
Net tax (paid) recovered                                                    (3.8)           (0.3)             1.1

Capital expenditure and financial investment
   Purchase of tangible fixed assets                                       (12.0)          (14.1)           (13.5)
   Sale of tangible fixed assets                                              -              0.5              1.2
   Purchase of other fixed asset investments                                (3.7)             -                -
Net cash outflow from capital expenditure and
   financial investment                                                    (15.7)          (13.6)           (12.3)

Acquisitions and disposals

   Purchase of subsidiary undertakings                       30             (7.9)          (20.8)            (3.0)
   Cash acquired with subsidiaries                           30               -              0.5               -
   Sale of subsidiary undertakings                           30              0.1             9.5             25.8
   Cash in businesses disposed                                                -               -              (1.8)
   Demerging CCG/Zenith companies                                          169.3              -                -
Net cash inflow (outflow) from acquisitions and
   disposals                                                               161.5           (10.8)            21.0
Management of liquid resources
   Disposal of current asset investment                                     17.1              -                -

Cash inflow (outflow) before financing                       29            195.4             3.2             (2.0)

Financing
   External loans (repaid)/drawn                                             0.2           (21.3)          (118.6)
   Loans repaid to CCG/Zenith                                           (1,068.6)             -                -
   Loans drawn from CCG/Zenith                                             864.2             5.7            106.3
   Capital element of finance lease/rental
     payments                                                               (0.1)             -              (0.2)

Net cash outflow from financing                                           (204.3)          (15.6)           (12.5)

Decrease in cash                                             28             (8.9)          (12.4)           (14.5)

See accompanying notes to combined financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Preparation

In accordance with an agreement dated December 14, 1997 providing for the demerger (the "Demerger") of the Saatchi & Saatchi group, Cordiant plc ("Cordiant") transferred its shares in its wholly owned subsidiary Saatchi & Saatchi Holdings Limited to Saatchi & Saatchi plc (the "Company"). The consideration for this transfer was satisfied by the issue to Cordiant plc shareholders of one Ordinary share of 10p each in Saatchi & Saatchi plc ("Saatchi & Saatchi shares"), credited as fully paid, for each Ordinary share in Cordiant plc.

The consolidated accounts comprise the accounts of the Company and its subsidiary undertakings (collectively, the "Group" or the "Saatchi & Saatchi Group"). The consolidated accounts have been prepared using merger accounting principles as if the companies, businesses and assets comprising the Group had been part of the Group for all periods presented, or, in the case of those companies, businesses and assets disposed of or acquired by Cordiant plc during these periods up to or from the date control passed, as appropriate. In addition the following bases of preparation have been used:

     Interest

The consolidated financial statements include interest income and expense actually earned by or charged to the Saatchi & Saatchi Group. During the periods presented, Saatchi & Saatchi's operations were principally funded by loans from third parties and loans from Cordiant group companies. This basis of funding and consequently, the interest charges and financing cash flows are not representative of the capital structure, interest charges and financing cash flows of the Saatchi & Saatchi Group following the Demerger.

     Taxation

Where tax has been paid or accrued by individual companies within Saatchi & Saatchi, these amounts are included in the consolidated financial statements (see note 8).

     Overheads

The consolidated financial statements include certain allocations of Cordiant's overhead costs which have been allocated to Saatchi & Saatchi, CCG and Zenith pro rata with the revenues of these groups.

As part of the Demerger restructuring, some subsidiary undertakings were themselves subject to reorganization prior to the transfer. Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6, Acquisitions and Mergers ("FRS 6") require such transfers to be accounted for using acquisition accounting principles. The effect of applying acquisition accounting principles to these subsidiary undertakings and businesses would have been to restate at fair value certain assets and liabilities transferred and to recognize any resulting goodwill.

The Directors consider that to apply acquisition accounting to any part of the reorganization of the Group's businesses, with consequent adjustments to the fair values of the related assets and liabilities, would fail to give a true and fair view of the Group's state of affairs and results for the shareholders since they have had a continuing interest in the Group's businesses both before and after the Demerger. Had this departure not been necessary the effect on these accounts would have been to consolidate the accounts of the subsidiary undertakings based on the fair values of the related assets at December 14, 1997 and to present the results of the Group for the period from December 14, 1997 to December 31, 1997. Owing to the number and complexity of transactions involved, it is not practicable to quantify the effect of this departure.

The balance sheet at December 31, 1996 includes investments in CCG companies which have not been consolidated, as these companies, subsequent to the Demerger, form part of CCG. Provision was made to write these investments down to their estimated net realizable value.

Joint ventures and associated undertakings

The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account on an equity accounting basis in accordance with Financial Reporting Standard 9 - Joint Ventures and Associates ("FRS 9"). The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings.

Note 2 - Accounting Policies

The consolidated financial statements have been prepared under the historical cost accounting rules and in accordance with applicable UK accounting standards.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management (as is the case with the management of all companies) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following paragraphs describe the significant accounting policies used in preparing the consolidated financial statements.

(a)  Discontinued Operations

A business is classified as a discontinued operation if it is clearly distinguishable, has a material effect on the nature and focus of the Group's activities, represents a material reduction in the Group's operating facilities and either its sale is completed or, if a termination, its former activities have ceased before the earlier of three months after the commencement of the subsequent period and the date on which the financial statements are approved.

(b)  Income Recognition

Turnover represents gross billings to clients which are reduced by direct costs of advertising and other related costs to arrive at commission and fee income. Commission and fee income is recognized generally when work is billed to clients and excludes sales taxes and intra group transactions. Billings are usually rendered upon presentation date for media advertising and upon the completion of radio, television and print production.

(c)  Revenue

Revenue represents the fees and commissions, excluding sales taxes, from services provided to clients, and is recognized generally when work is billed.

(d)  Property Provisions

Provision is made for the future rent expense and related costs of leasehold property (net of estimated sublease income) where the property is vacant or currently not planned to be used for continuing operations.

(e)  Pension Costs

Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes which are funded by contributions from Group companies and employees. The Group's share of contributions to defined contribution schemes is charged against profit of the year for which they are payable and the cost of providing defined benefits is charged against the profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

(f)  Leases

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future installments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the consolidated statement of operations as interest, and the capital element which reduces the outstanding obligation for future installments.

All other leases are operating leases and the rental charges are taken to the consolidated statement of operations on a straight-line basis over the life of the lease, unless another systematic basis is more appropriate.

(g)  Goodwill

Goodwill in respect of acquisitions, including any additional goodwill estimated to arise from contingent capital payments, is written off directly to shareholders' deficiency. Any purchased goodwill arising after January 1, 1998 will be capitalized and amortized in the Profit and Loss Account over appropriate periods. A charge is recognized in the Group's statement of operations in respect of any permanent diminution in the value of acquired goodwill. Goodwill written off directly to shareholders' deficiency and not previously charged to the Group's consolidated statement of operations is included in determining the profit or loss on disposal or closure of an operation.

Goodwill, after deducting provisions for diminution in value, in respect of previous acquisitions made by the Cordiant Group, has been allocated to the Group based on the companies and businesses which are included in the Group and to which the goodwill originally related.

(h)  Fixed Assets

Tangible   fixed  assets  are  stated  at  historical   cost  less   accumulated
depreciation. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

The cost of tangible fixed assets less estimated residual value is written off by equal annual installments over the expected useful lives of the assets as follows:

    Freehold buildings and long leasehold properties     50 years
    Furniture and equipment                              Between 4 and 10 years
    Motor vehicles                                       4 years

(i)  Investments

Investments are valued at cost, less amounts provided for any permanent diminution in value of the investments.

(j)  Billable Production

Billable production is valued at the lower of cost and net realizable value, and comprises mainly outlays incurred on behalf of clients.

(k)  Short-Term Investments

Short-term investments, including money market investments, are valued individually at the lower of market value on date of receipt or net realizable value at the balance sheet date. No credit is taken in the financial statements for any increase in market value at the balance sheet date.

(l)  Deferred Taxation

Deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the consolidated financial statements, to the extent that it is probable that a liability or asset will crystallize in the foreseeable future.

No provision is made for deferred tax on unremitted overseas earnings unless Saatchi & Saatchi expects them to be remitted.

(m)  Foreign Currencies

Statements of operations denominated in foreign currencies are translated into sterling at the average rate during the period, with the adjustment to closing rates at the end of the period being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date. Gains or losses on translation of the opening net assets of overseas subsidiaries are taken to shareholders' deficiency. Exchange differences arising from the remeasurement of long-term foreign currency borrowings used to finance foreign currency investments are also taken to shareholders' deficiency. All other exchange differences are taken to the statement of operations.

Saatchi & Saatchi's principal trading currencies and the exchange rates used against pounds sterling are as follows:

                                          Average Rate                            Closing Rates
                                    Year Ended December 31,                      December 31,
                          1997               1996               1995         1997            1996
US Dollar                  1.64              1.56              1.58           1.65            1.71
French Franc               9.55              7.99              7.87           9.90            8.90
Deutsche Mark              2.84              2.35              2.26           2.96            2.64
Australian Dollar          2.21              2.00              2.13           2.52            2.15
Italian Lira           2,790.00          2,409.00          2,571.00       2,909.00        2,602.00

Note 3 - Acquisitions, Disposals and Deferred Capital Payments<F1>

Acquisitions

With effect from January 1996 Cordiant acquired the outstanding 47.4% of the share capital of Saatchi & Saatchi Advertising SA in France. The acquisition was completed in September 1996 for an initial consideration of L18.1 million (including L2 million to settle a bank overdraft), with further cash payments made of L3.3 million in 1997 and further deferred consideration due of L2.4 million in 1998.

During 1996 Cordiant acquired a 51% interest in Saatchi & Saatchi Klerk & Barrett Holdings (Proprietary) Limited, a company based in South Africa. The total consideration for this acquisition was L1.3 million in cash and L1.2 million of goodwill arose on purchase.

These acquisitions were accounted for under the purchase method of accounting. Accordingly, the statements of operations reflect the results of operations for new subsidiaries since the dates of acquisition. Goodwill of L13.4 million was written off against shareholders' deficiency at the dates of acquisition. Pro forma net income and earnings per share assuming the acquisitions had taken place on January 1, 1995 would not be materially different than actual amounts.

____________________________
<F1> Where applicable in this Note translations from foreign currencies are made at the rates at which the transactions were concluded.


Disposals

The loss on disposal in 1995 of L28.3 million arose from sale of the Minneapolis office of CME (as defined below) together with the closure or integration of all the other operations of the CME network into other Cordiant operations, and the sale of the Kobs & Draft Worldwide network. The loss included the non-cash write-off of L45.1 million of acquired goodwill. Details of the disposals are as follows:

     (i) In April 1995, Cordiant disposed of the assets and liabilities, business and undertakings of the Minneapolis offices of Campbell Mithun Esty, Inc., CME Promotion Marketing, Inc. and Cash Plus, Inc. (together referred to as "CME"), Interpublic Group ("IPG") acquired 51% and CME's management acquired the remainder. Consideration of $30.0 million (L18.8 million) was received in cash. Net assets disposed were $7.3 million (L4.7 million).

     (ii) At an Extraordinary General Meeting of Cordiant on September 1, 1995, shareholders approved the sale of the Kobs & Draft Worldwide network ("KDW") to its management. Consideration was $12.1 million (L7.8 million) in cash (of which L4.3 million was received by Saatchi & Saatchi), $9.5 million (L6.1 million gross; L4.2 million net of provisions) in the form of a 10 percent subordinated loan note of the purchaser, $4.0 million (L2.5 million) in the form of redeemable preferred stock in the purchaser and warrants to subscribe for shares of common stock in the purchaser representing approximately 25% of the purchaser's fully diluted equity share capital, exercisable at a price of $250,000 (L161,000) in aggregate. The net assets of KDW disposed of were L2.8 million, of which L1.5 million of net assets were in CCG.

          In 1996 KDW was sold to IPG and, as a result, Cordiant exercised its right to take up the warrants and recognized a further gain of L16.5 million. The additional consideration received was $13.5 million (L8.7 million) in cash from the repayment of a loan note and redeemable preferred stock, and $18.5 million (L11.8 million) in shares of IPG.

          In 1997 the IPG shares were sold generating a further profit of L4.3 million.

    (iii) Badillo was sold in 1995 for no consideration. Disposal proceeds in 1995 related to prior year deferred consideration proceeds.

The profit on disposal in 1996 and 1997 principally arose from the sale of KDW (refer to paragraph (ii) of this note and Note 5).

Deferred Capital Payments

The Saatchi and Saatchi Group is committed to make certain capital payments in the form of deferred consideration and to acquire certain minority interests in subsidiary undertakings. Commitments totaling L2.4 million at December 31, 1997, in respect of the acquisition of Saatchi & Saatchi Advertising S.A. (France), have been accrued in the Group balance sheet. The Company estimates that the total payments (including interest) that will be made are as follows:

                                 1997 Total                      1996 Total
                                 L million                       L million
Due within 1 year                   2.4                             3.1
Due within 2-5 years                 -                              2.9
                                    2.4                             6.0


Note 4 - Operating and Administrative Expenses

Operating and administrative expenses from continuing operations included the following:

                                                                         Year ended December 31,
                                                                 1997              1996              1995
                                                              L million          L million         L million

Staff and other associated costs (including exceptional
items) see Notes 5 and 6                                        201.4              210.7             219.8

Hire of plant and machinery - operating leases (see
Note 26)                                                          1.1                1.2               1.1

Hire of other assets - leasehold property net of
sublease income (see Note 26)                                    22.1               25.2              26.3

Loss (profit) on sale of tangible fixed assets                    -                  0.2              (0.4)

Auditor's remuneration, including expenses                        1.0                1.2               1.1

Auditor's remuneration, other than audit fees                     0.1                0.4               0.4

Other administrative expenses, (including exceptional
items) - see Note 5                                             107.9              115.1             115.1

                                                                333.6              354.0             363.4

Note 5 - Exceptional Operating and Non-Operating Items

Included in Operating and Administrative Expenses in Note 4 are the following exceptional items:

                                                                               Year ended December 31,
                                                                       1997             1996              1995
Operating items                                                     L million        L million         L million
Property provisions                                                     -                 8.2             -
Termination of a defined benefits pension plan - see Note 25            -                 8.1             -
Severance and reorganization costs                                      -                 -               3.8
Litigation and associated costs                                         -                 -               2.0

Total exceptional costs included in operating profit                    -                16.3             5.8

Property provisions in 1996 arose from the decision to vacate surplus office space with an estimated future net rental shortfall of L8.2 million.

The pension plan costs arose from a decision taken as part of the Cordiant Group's efficiency program to terminate the defined benefits plan in the U.S. The scheme was frozen at June 30, 1996 and terminated on December 31, 1996.

Severance and reorganization costs in 1995 arose both due to downsizing following the loss of major client accounts and due to reorganization costs identified as part of an efficiency program.

Litigation and associated costs in 1995 related to the departure of the former Chairman of Cordiant plc and other senior executives.

                                                                               Year ended December 31,
                                                                       1997             1996              1995
Non-operating items                                                 L million        L million         L million
Fundamental reorganization demerger                                    764.5                -              -
Profit (loss) on disposal of continuing operations                       4.3             17.7           (28.3)
Profit on disposal of discontinued operations                              -                -             3.4
Exceptional bank fees - see Note 7                                         -                -            (3.9)

Total profit (loss) outside operating profit                           768.8             17.7           (28.8)

In order to implement the Demerger,  intergroup  indebtedness  between Saatchi &
Saatchi and CCG/Zenith had to be eliminated and cross holding investments transferred. This was carried out predominantly by sale, settlement, assignment and waiver and resulted in an exceptional gain of L770.6 million in 1997. This was partly offset by an additional property provision of L6.1 million, which arose as a result of the Demerger and represented the difference between the rental payable by Saatchi & Saatchi and the amounts receivable from Zenith for space sublet to them.

The profit on disposal of continuing operations in 1996 of L17.7 million comprised of L16.5 million in respect of the disposal of the remaining interest in KDW and the final payment of L1.2 million from Bozell in respect of the sale of the business of the Detroit office of CME.

The loss on disposal of continuing operations in 1995 of L28.3 million arose from the sale and closure of the CME network and the sale of KDW. The loss on disposal included the non-cash write-off of L45.1 million of acquired goodwill and a L4.2 million property provision.

The profit on disposal of discontinued operations in 1995 of L3.4 million arose from deferred consideration payments received from consultancy operations sold in prior years.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Employees

                                                                           Year ended December 31,
                                                                   1997              1996              1995
Average number of employees of the Company by geographic
area:

         North America                                             1,870             1,675             2,253
         UK                                                          855               845               866
         Rest of Europe, Africa and Middle East                    1,428             1,047             1,073
         Asia Pacific                                              1,103             1,125             1,016

Average number of employees                                        5,256             4,692             5,208

                                                               L million         L million         L million
Salaries and related costs
         Wages and salaries                                        178.5             178.3             193.2
         Social security costs                                      15.8              17.0              17.7
         Pension costs*                                              7.1              15.4               8.9
                                                                   201.4             210.7             219.8

______________
*    The pension cost for the year was L7.1 million (1996: L15.4 million;  1995:
     L8.9 million). The 1996 Pension cost included L8.1 million to terminate the defined benefits pension plan in the U.S. - see Note 25.

     Directors' emoluments are not included above but are included within the net Cordiant Group corporate costs attributable to the Saatchi & Saatchi Group.

   Note 7 - Net Interest Payable and Similar Charges

                                                                         Year ended December 31,
                                                                1997               1996              1995
                                                              L million          L million         L million
External Interest
   Interest payable and similar charges:
   On bank loans, overdraft facilities and other loans
   required to be repaid within five years                        8.6                9.8              19.4

   On capitalized leases and hire purchase                        -                  0.1               0.1

   Bank fees                                                      2.2                1.0               0.6

   Exceptional bank fees - see Note 5                             -                    -               3.9
                                                                 10.8               10.9              24.0
   Interest receivable and similar items

   Cash and deposits                                             (2.3)              (2.6)             (3.3)

Foreign Exchange                                                 (1.4)               -                 -

Net interest payable to CCG and Zenith                            7.4                6.9               5.9

                                                                 14.5               15.2              26.6

Exceptional bank fees of L3.9 million in 1995 arose from the renegotiation of bank facilities in April 1995 which were superseded by Cordiant's subsequent rights issue and amended bank facility.

As noted in the consolidated statements of operations, the above finance charges are not representative of the charges that will be incurred by the Group following the Demerger.

There is a gain of L1.4 million included in the net interest expense for the year ended December 31, 1997, which is the recognition of exchange differences arising on loans from subsidiaries to parent companies.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 - Taxes on Income

Taxes on income were made up as follows:

                                                                             Year ended December 31,
                                                             1997                   1996                     1995
                                                          L million               L million                L million
UK corporation tax 32% (1996: 33%):
         Currently payable                                 0.8                    0.6                      -
         Deferred                                          0.2                    1.0                     (0.6)
         Relief for overseas tax                          (0.4)                     -                       -
                                                           0.6                    1.6                     (0.6)
Overseas taxation:
         Currently payable                                 6.9                    2.3                      4.6
         Deferred                                          0.1                   (0.2)                     2.4
         Share of tax charge of associated
         undertakings                                      0.6                    0.8                      0.5
                                                           8.2                    4.5                      6.9

There was no tax effect of the operating and non-operating exceptional items in 1997 (1996: Lnil; 1995: credit of L1.2 million).

The taxation charge represents the sum of the tax charges of the legal entities forming part of the Group. These charges may have been affected by the surrender of losses between the members of the Group and CCG. Consequently, and for other similar reasons, the taxation charge is not representative of the taxation charge that will be incurred by the Saatchi & Saatchi Group following the Demerger.

No reconciliation of the UK statutory rate of taxation, which was 33% for the two years ended December 31, 1996 but which changed to 31% in April 1997, is presented as it would not be meaningful.

Profit/(loss) before taxation is analyzed as following:

                                                      Year ended December 31,
                                          1997                   1996                 1995
                                       L million              L million             L million
United Kingdom(<F1>                      842.1                   9.7                    4.5

Overseas                                 (45.7)                  8.8                  (37.2)
                                         796.4                  18.5                  (32.7)

<F1> After  payment of interest of L1.1 million  (1996:  L2.9  million  receipt;
     1995: L8.1 million receipt).

The analysis of profit before taxation for 1997 is not considered to be meaningful by the Directors, because of the exceptional Demerger reorganization credit of L764.5 million which arose in the period.

At December 31, 1997 Saatchi & Saatchi had L325 million of operating loss carryforwards expiring between 1998 and 2011. Additionally, Saatchi & Saatchi had L5 million of operating loss carryforwards which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 1997 and 2010 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Saatchi & Saatchi Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 - Earnings (Loss) Per Share

Basis of Calculation

The earnings (loss) per Ordinary share are based on the Directors' estimated weighted average number of Ordinary shares which would have been in issue for the year after taking into account the share consolidation of 221.9 million (1996: 221.8 million; 1995: 146.2 million) and assuming that the Company had at all relevant times prior to the Demerger the same number of issued Ordinary shares as Cordiant. The number of Ordinary shares in issue at December 31, 1997 was 221.9 million.

                                                          Year ended December 31,
                                    1997                            1996                           1995
                                        pence per                       pence per                     pence per
                        L million       share             L million     share            L million    share
Earnings/(loss)          787.6           354.9               13.6         6.1              (41.4)      (28.3)


Owing to the impact of interest and taxation on profit/(loss) for the periods, which are not representative of the charges that will be incurred by the Saatchi & Saatchi Group following the Demerger, earnings per share are not indicative of earnings per share following the Demerger.

Earnings/(loss) per share on the nil distribution and fully diluted basis have not been disclosed as they are not materially different.

Note 10 - Dividends

The Board has recommended a final dividend of 1.2p net per Ordinary share (1996: nil; 1995: nil) at a cost of L2.7 million. The final dividend is expected to be paid on July 6, 1998 to shareholders on the register at June 5, 1998

In the UK, dividends are paid out of taxed profits and no withholding tax applies. The shareholder, however, when receiving a dividend, receives an imputed tax credit against his personal tax liability. The equivalent gross amount of the Company's dividend is 1.5p per share.

Note 11 - Short-term Investments

Short-term investments comprised overseas listed investments of L0.2 million (1996: L12.1 million) with an aggregate market value of L0.2 million (1996:
L12.3 million).

During 1997, the Company disposed of its IPG stock (see Note 3).

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                  NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 12 - Accounts and Other Receivables, Prepayments and Accrued Income

                                                       December 31,
                                               1997                 1996

                                             L million            L million
Due within one year

         Trade receivables                      213.1                 226.3

         Other receivables                       23.3                  11.3

         Prepayments and accrued income          16.5                  32.0

         Amounts due from CCG                     5.1                 122.0

         Amounts due from joint venture           0.4                   9.2

                                                258.4                 400.8
Due after one year

         Other receivables                        2.8                   5.0

         Prepayments and accrued income           2.2                   4.7

                                                  5.0                   9.7

Total prepayments and accrued income at December 31, 1997 amounted to L18.7 million (1996: L36.7 million).

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 13 - Valuation and Qualifying Accounts

                                                                               Additions
                                                                              charged to
                                                            Balance at         costs and                        Balance at
                                                           beginning of        expenses                           end of
                      Description                             period           Lmillion        Deductions*        period
Year ended December 31, 1997:

   Allowance for doubtful accounts (deducted
   from accounts receivable)                                   7.3                 -                -               7.3
   Allowance for non-recoverable billable
   production (deducted from billable production)
                                                               2.2                 -              (0.2)             2.0
Year ended December 31, 1996:

   Allowance for doubtful accounts (deducted
   from accounts receivable)                                   7.8                 -              (0.5)             7.3
   Allowance for non-recoverable billable
   production (deducted from billable production)
                                                               2.5                 -              (0.3)             2.2
Year ended December 31, 1995:

   Allowance for doubtful accounts (deducted
   from accounts receivable)                                   8.6                 -              (0.8)             7.8
   Allowance for non-recoverable billable
   production (deducted from billable production)
                                                               2.5                 -                -               2.5


*Substantially represents amounts utilized against non-recoverable billable production and bad debts arising during the periods.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 - Investments

                                         Associated          Long term           Works          Investments
                                        undertakings        investments         of art            in CCG             Total
                                         L million           L million          L million         L million         L million
Cost
At January 1, 1996                          2.5                 9.9                -               421.5             433.9
Translation adjustment                     (0.2)               (0.9)               -                 -                (1.1)

At December 31, 1996                        2.3                 9.0                -               421.5             432.8
Translation adjustment                      0.1                 0.3                -                 -                 0.4
Disposals                                    -                 (6.1)               -                 -                (6.1)
Demerger additions (disposals)               -                 (2.4)              3.6             (421.5)           (420.3)

At December 31, 1997                        2.4                 0.8               3.6                -                 6.8

Provisions
At January 1, 1996                          2.4                 9.3                -               309.4             321.1
Translation adjustment                     (0.2)               (0.8)               -                 -                (1.0)
Additions                                    -                  0.2                -                 -                 0.2

At December 31, 1996                        2.2                 8.7                -               309.4             320.3
Translation adjustment                      0.1                 0.3                -                 -                 0.4
Disposals                                    -                 (6.1)               -                 -                (6.1)
Demerger disposal                            -                 (2.4)               -              (309.4)           (311.8)

At December 31, 1997                        2.3                 0.5                -                 -                 2.8
Net book value
At December 31, 1996                        0.1                 0.3                -               112.1             112.5

At December 31, 1997                        0.1                 0.3               3.6                -                 4.0


In accordance with FRS 9 the negative investment in the Zenith joint venture is now presented as a non-current liability on the balance sheet.

Long term investments at December 31, 1997 include L0.3 million (1996: L0.3 million) of overseas listed investments with a market value of L0.3 million.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - Properties, Furniture, Equipment and Motor Vehicles

                                             Leasehold      Leasehold       Furniture
                               Freehold       property      property           and            Motor
                               property        - long        -short         equipment       vehicles        Total
                               L million     L million      L million       L million       L million       L million
Cost

At January 1, 1996                8.4           1.0           75.1            90.5             4.2          179.2

Translation adjustments          (2.0)           -            (5.3)           (7.1)           (0.1)         (14.5)

Additions                          -            0.2            1.5             9.9             0.7           12.3

Revaluation                       4.5            -              -               -               -             4.5

Transfer from CCG                  -            0.1             -              0.9             0.3            1.3

Companies acquired                 -            0.1             -              0.1              -             0.2

Disposals                          -           (0.1)          (1.4)           (4.3)           (1.3)          (7.1)

At December 31, 1996             10.9           1.3           69.9            90.0             3.8          175.9

Translation adjustment           (1.1)          0.1            1.3            (0.8)             -            (0.5)

Additions                          -            0.2            3.1             8.7             0.5           12.5

Disposals                          -           (0.2)          (0.5)           (2.1)           (0.8)          (3.6)

At December 31, 1997              9.8           1.4           73.8            95.8             3.5          184.3

The revaluation of freehold property in 1996 arose from a fair value adjustment on the acquisition of the minority shareholding in Saatchi & Saatchi Advertising SA (France) and did not give rise to a revaluation reserve in shareholders' equity.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - Properties, Furniture, Equipment and Motor Vehicles (Continued)

                                             Leasehold      Leasehold       Furniture
                               Freehold       property      property           and            Motor
                               property        - long        -short         equipment       vehicles        Total
                               L million     L million      L million       L million       L million       L million

Depreciation

At January 1, 1996               3.0           0.3           21.0            60.9              2.4            87.6

Translation adjustment          (0.5)           -            (1.7)           (5.6)            (0.1)           (7.9)

Transfers from CCG                -             -              -              0.5              0.1             0.6

Charge for the year              0.2           0.1            2.6             10.6             0.8            14.3

Disposals                         -           (0.1)          (1.2)           (3.9)            (0.8)           (6.0)

At December 31, 1996             2.7           0.3           20.7            62.5              2.4            88.6

Translation adjustment          (0.2)           -             0.1            (0.7)             0.1            (0.7)

Charge for the year              0.2           0.1            3.7             10.3             0.6            14.9

Disposals                         -           (0.1)          (0.5)           (1.6)            (0.7)           (2.9)

At December 31, 1997             2.7           0.3           24.0            70.5              2.4            99.9

Net book value

At December 31, 1996             8.2           1.0           49.2            27.5              1.4            87.3

At December 31, 1997             7.1           1.1           49.8            25.3              1.1            84.4

Net book value of assets
held under finance leases
included above

At December 31, 1996              -             -              -              0.2               -              0.2

At December 31, 1997              -             -              -              0.2               -              0.2

Net book value of land and buildings at December 31, 1997 was L58.0 million (1996: L58.4 million).

Depreciation attributable to owned fixed assets was L14.7 million (1996: L13.8 million; 1995: L13.2 million) depreciation attributable to assets held under finance leases was L0.2 million (1996: L0.5 million; 1995: L0.5 million).

The Group had the following commitments in respect of capital expenditure on properties, furniture and equipment:


                                                     December 31
                                                1997              1996
                                             L million         L million
Committed but not provided for                  0.2               0.4

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 - Bank Loans and Overdrafts

                                   Balance at end              Weighted average
                                      of period                  interest rate

                                           Year ended December 31, 1997
                                       L million                     %
Bank loans and overdrafts                21.4                       5.8%

                                            Year ended December 31, 1996
                                       L million                     %
Bank loans and overdrafts                20.8                       6.2


An amount of L0.6 million (1996: L0.8 million) included in bank loans and overdrafts is secured by liens over assets.


Note 17 - Accounts Payable, Other Liabilities and Accrued Expenses

                                         December 31, 1997                       December 31, 1996

                                    Due within         Due after          Due within            Due after
                                     one year           one year           one year             one year

                                     L million         L million           L million            L million
Accounts payable                        214.3                -                208.6                 -
Payments on account                      35.9                -                 47.4                 -
Finance leases                            0.1               0.1                 0.2                0.1
Amounts owed to CCG                      15.4                -              1,196.0                 -
Proposed dividend                         2.7                -                   -                  -
Other payables                           65.4               4.6                76.8                9.7
                                        333.8               4.7             1,529.0                9.8

An amount of L4.2 million (1996: L7.7 million) included in accounts payable is secured by related trade receivables and cash balances. Liabilities under finance leases are secured on the assets leased.

The Group is committed to make certain capital payments in the form of deferred consideration for subsidiary undertakings. All such commitments totaling L2.4 million (1996: L6.0 million) have been accrued in the balance sheet. The estimated total payments are set out in Note 3.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Investment in Joint Venture

The following table provides a further analysis of the Company's share of the joint venture's net liabilities.

                                                         December 31,
                                                1997               1996
                                                 Lm                 Lm
      Share of assets
        Share of fixed assets                    1.8                2.0
        Share of current assets                 49.9               63.7
                                                51.7               65.7
      Share of Liabilities
        Liabilities due within one year        (64.4)             (66.5)
        Liabilities due after one year          (1.6)              (0.5)
                                               (66.0)             (67.0)
      Total share of net liabilities           (14.3)              (1.3)


Note 19 - Property, Pension and Other Provisions

                                                          Pensions and
                                                       similar employment
                                      Property            obligations              Other                Total
                                     L million             L million              L million           L million
At January 1, 1996                       70.5                  12.3                  1.6                 84.4
Translation adjustment                   (5.9)                 (1.3)                (0.6)                (7.8)
Charge to expense                         8.2                   2.2                  0.4                 10.8
Utilized                                (12.0)                 (0.1)                (0.8)               (12.9)
At December 31, 1996                     60.8                  13.1                  0.6                 74.5
Translation adjustment                    1.3                   0.1                  0.1                  1.5
Transfers                                 2.3                    -                    -                   2.3
Charge to expense                         6.1                   2.9                  0.9                  9.9
Utilized                                (11.8)                 (0.8)                (0.7)               (13.3)
At December 31, 1997                     58.7                  15.3                  0.9                 74.9

<F1> Where applicable in this Note translations from foreign currencies are made at the rates at which the transactions were concluded.

Analysis of leasehold property provision by years

                                                   December 31,
                                             1997                 1996
                                           L million            L million
     Under one year                           7.5                 11.9
     One to two years                         6.4                  5.7
     Two to five years                       13.9                  9.0
     Over five years                         30.9                 34.2
                                             58.7                 60.8

Note 20 - Long-Term Debt

Long term debt consisted of bank loans of L 81.4 million at December 31, 1997 (1996: L 79.1 million). Of the L 81.4 million, L 6.6 million includes bank loans secured by charges over assets and L 74.6 million of the long term debt is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

The core banking facility contains certain covenants which relate principally to interest cover. As of December 31, 1997 there had been no breaches of covenants or other defaults under the agreement which have caused or are likely to cause an early repayment of the debt to be enforced. The unamortized costs of the banking facility at December 31, 1997 was L 1.9 million.

At December 31, 1997 the Group had committed core banking facilities totaling US$165.0 million (L100.0 million), of which L74.6 million were being utilized. The core banking facility will be reduced in accordance with following schedule:

-------------------------------------------------------------------------------
       1998         1999         2000           2001           2002
       $7.0m        $18.0m       $20.0m         $25.0m         the balance
-------------------------------------------------------------------------------

Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5% and 0.75% per annum depending upon the ability of the Company to improve certain financial ratios.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21 - Guarantees and Contingent Liabilities

Guarantees given by Saatchi & Saatchi to third parties other than CCG or Zenith amounted to L0.1 million (1996: L0.3 million).

In addition to those guarantees identified in Note 20, the Company has guaranteed L2.0 million of outstanding borrowings of subsidiary undertakings.

The Company has jointly and severally with CCG provided unlimited guarantees to the lenders, in respect of Zenith's L21.5 million bank facility agreement and has guaranteed L3.3 million in borrowings of Bates Japan Limited, provided by Yomiko Advertising, Inc. The Demerger Agreement provides for any liability under these guarantees to be shared equally between CCG and the Company.

The Saatchi & Saatchi Group has guaranteed the following obligations of CCG. (CCG has agreed in the Demerger Agreement to indemnify the Group against any liability under the Group's guarantees of CCG obligations). The Company has given a guarantee to the lenders under CCG's new bank facility agreement against liability under a bank guarantee of up to L5 million at December 31, 1997 in connection with Cordiant's reduction of capital.

The Company has guaranteed all of the obligations of Cordiant Property Holdings Limited, a member of CCG, as tenant under certain leases of premises at Landsdowne House, Berkeley Square, London for a term expiring on June 16, 2013. The current base rent under these leases amounts to L10.6 million per annum, subject to upwards only rent reviews in 2002/2003 and every five years thereafter. This property is not currently occupied by any CCG company. Most of this property has been sublet, but for varying terms and at lower rents. There is also an existing guarantee from CCG which will continue.

The Company's subsidiary, Saatchi & Saatchi Compton Worldwide, Inc. has guaranteed all of the obligations of Bates Advertising USA, Inc., a member of CCG, as tenant under certain leases of premises at 2010 Main Street, Irvine, California for a term expiring on March 3, 2003. The base rent over the remaining life of the lease totals $11.9 million. Of 73,000 rentable square feet, 24,000 is currently occupied by a CCG company. The remaining space has been sublet for varying terms and at lower rents.

There are a number of existing guarantees by CCG in respect of obligations of certain companies in the Saatchi & Saatchi Group, including guarantees in respect of leases of premises at 375 Hudson Street, New York and certain premises in London and deferred consideration payable for the acquisition of the minority shareholdings in Saatchi & Saatchi Advertising S.A. (France). These and certain other existing guarantees were not released in connection with the Demerger. In the Demerger Agreement, the Company agreed to give additional, or in some cases substitute, guarantees and to indemnify CCG against any liability under its existing guarantees.

In March 1992 Saatchi & Saatchi North America, Inc. ("SSNA"), a subsidiary of Saatchi & Saatchi, disposed of the assets of its Lifestyle Marketing Group division. In 1995 a default judgment was entered by the Wayne County, Michigan Circuit Court against a party described as Lifestyle Marketing Group. The total amount of the default judgment (including interest to date) is approximately $31 million. On February 11, 1998, this court issued an Opinion and Order holding that SSNA is liable to indemnify a party which the Court referred to as Lifestyle Marketing Group or Lifestyle Marketing Group Inc. Saatchi & Saatchi has been advised by its U.S. counsel that, in its view, the Opinion and Order is based on palpable errors of fact and law. SSNA was previously dismissed from this lawsuit in March 1997 on summary judgment. SSNA is vigorously pursuing its defenses to this action through a rehearing and/or appeal.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22- Deferred Taxation

                                                 December 31,
                                        1997                  1996
                                      L million             L million
UK deferred taxation asset                -                     -
Overseas deferred taxation
(liability)                             (1.7)                   -
                                        (1.7)                   -

There were no material deferred tax liabilities at December 31, 1997 in respect of accelerated capital allowances. No provision is made for tax that would arise on the remittance of overseas earnings as the Company intends to keep these earnings invested locally.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements aggregated L30 million at December 31, 1997 (1996: L32 million; 1995: L36 million).

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22- Deferred Taxation (Continued)

Under US GAAP temporary differences at the appropriate tax rate are as follows:

                                                             Assets (Liabilities)
                                                           Year Ended December 31,
                                                        1997                        1996
Deferred Tax Assets                                  L million                   L million
Provision for investments                                  -                       124.0
Accrued property rental expense                           29.9                      26.6
Accrued compensation                                       9.2                       7.0
Capital loss carryforwards                                 5.1                       5.4
Operating loss carryforwards                             139.8                     135.6
Interest disallowed under Section 163(j)
   of the IRC                                             23.3                      28.6
Provision for notes receivable and other
   long term receivables                                                             -
Other                                                      5.4                      10.9
Total deferred tax assets                                212.7                     338.1
Valuation allowance                                     (202.2)                   (325.3)
Total deferred tax asset                                  10.5                      12.8
Deferred Tax Liabilities
Accelerated depreciation on tangible
   assets                                                 (9.3)                     (9.8)
Differences in basis of intangible assets                 (0.7)                     (0.5)
Other                                                     (2.2)                     (2.5)
Total deferred tax liabilities                           (12.2)                    (12.8)
Total deferred tax liability                              (1.7)                       -


* See Note 8 for a discussion of potential restrictions on operating loss carryforwards.

There are no material differences between UK GAAP and US GAAP.

A valuation allowance is provided to reduce the deferred tax assets to a level which, based on the weight of available evidence, will more likely than not be realized. The net deferred assets reflects management's estimate of the amount which will be realized based on this criteria.

The net charge in the valuation allowance for deferred tax assets in the period to December 31, 1997 amounted to L123.1 million (1996: L36.8 million).

Note 23 - Taxation

This largely represents corporation tax liabilities due to be paid in more than one year from the date of the consolidated financial statements. Tax liabilities due to be settled in less than one year are included under current liabilities.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 - Share Schemes

Employee share schemes

Cordiant had three executive schemes in existence prior to the Demerger. Participants that were employed by the Saatchi & Saatchi Group were invited to cancel their options in return for replacement options over Saatchi & Saatchi shares. Replacement options are over the same number of Saatchi & Saatchi shares and have the same exercise price, exercise period and performance conditions as the old Cordiant options except that the more recent options all expire on December 15, 2004. Options granted to participants in the Cordiant executive schemes were issued at market value at time of grant. For Charles Scott and Cordiant employees who ceased to be employed by Cordiant as a result of the Demerger and employees of Zenith and The Facilities Group who held executive options under the Cordiant schemes, the same principles apply except that their replacement options have been split 50:50 between options over Saatchi & Saatchi shares and options over CCG shares.

Cordiant's Save As You Earn scheme, Sharesave 1995, was adopted for UK employees and was approved by the Inland Revenue. Eligible employees were granted options linked to a five year savings contract. The exercise price was fixed at 80% of market value at the time of grant. Saatchi & Saatchi Group employees holding these options were granted a parallel unapproved option over Saatchi & Saatchi shares which will be exercisable with the accumulated savings and interest/bonus under the Cordiant scheme. Employees of Zenith and The Facilities Group have parallel options split 50:50 between Saatchi & Saatchi shares and CCG shares.

Two new incentive schemes were introduced on Demerger, the Equity Participation Plan and Performance Share Option Scheme. These schemes are described below.

Equity Participation Plan ("EPP")

On December 16, 1997, 34 employees and Directors were invited to participate in the EPP, 32 have accepted and cash payments of L1,572,500 have been received, which, if maximum performance targets are to be met, would give rise to an issue of 11,436,362 shares.

Participants will be eligible to receive shares if EPS growth is higher than the UK Retail Price Index plus 2% p.a. over a three year period. If growth is below this hurdle rate participants will lose their investment. Participants other than Directors will receive shares based on a scale of EPS growth up to a maximum of eight times the number of shares that they could have acquired with their original investment. To achieve the maximum allocation would require EPS growth of 25% per annum.

One half of shares vesting will normally be receivable by participants after three years with the remainder receivable one year later.

Awards to participants who are Directors of the Company will vest as to one half on the basis of EPS growth as described above. The other half will be determined on total shareholder return compared with a group of major publicly quoted advertising groups. In that case, the maximum number of shares will vest only if the Company is first or second of the comparator group.

Performance Share Option Scheme ("PSOS")

On December 16, 1997, 58 employees were invited to participate in the PSOS, 54 of whom have accepted the invitation. Options over 7,150,000 shares were granted at an exercise price of 110p. Participants are required to sacrifice remuneration over three years from May 1998 totalling L715,000. This sacrifice will not be offset against the option price payable. Participants will be eligible to exercise their options dependent on the performance of the Group over a three year period. The PSOS has similar EPS-based growth performance criteria to the EPP. One half of the eligible options may normally be exercisable after three years and the remainder one year later.

The number of Saatchi & Saatchi shares issuable under equity participation rights or options outstanding are as follows:

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 - Share Schemes (Continued)

                                                                           Executive                SAYE
                                                    Equity                  Schemes                Scheme
                                                 Participation             Ordinary               Ordinary
                                                    Rights                  Shares                 Shares
At January 1, 1995                                                         2,415,675                   0
Options issued during the year                                             1,106,237           1,282,972
Options exercised during the year                                                  0                   0
Options lapsed during the year                                              (414,037)            (42,751)
Rights issue adjustment                                                      887,940                   0
At December 31, 1995                                        0              3,995,815           1,240,221

Options issued during the year                                             1,885,000                   0
Options exercised during the year                                            (13,721)             (4,096)
Options lapsed during the year                                              (195,520)           (139,961)
At December 31, 1996                                        0              5,671,574           1,096,164

Options issued during the period                                           2,459,687                   0
Options exercised during the period                                                0                   0
Options lapsed during the period                                            (415,976)           (123,435)
Balance on demerger                                         0              7,715,285             972,729

Replacement options issued on demerger
                                                                           7,715,285             972,729
Options issued during the period                      11,436,362           7,150,000                   0
Options exercised during the period
                                                                                   0                   0
Options lapsed during the period                                                   0             (34,199)
At December 31, 1997                                  11,436,362          14,865,285             938,530

Options outstanding at December 31, 1997 under the Company's share option schemes are shown below:

                               Original date        Number of       Exercise        Exercisable      Exercisable to
Scheme                            of grant           shares           price            from
Demerger Executive Scheme       Jun 1991               930,622        135p           Dec 1997          Jun 1998
(No. 1)                         Apr 1992*              100,502        107p           Dec 1997          Apr 1999
Demerger Executive              Jun 1991               716,456        134p           Dec 1997          Jun 2001
Scheme (No. 2)                  Apr 1992               147,502        107p           Dec 1997          Apr 2002
                                Apr 1992*              199,980        107p           Dec 1997          Apr 2002
                                Apr 1994               192,241        103p           Dec 1997          Apr 2004
Demerger                        May 1995               439,373         73p           May 1998          Dec 2004
Performance                     May 1995*              177,423         73p           May 2000          May 2002
Share Option                    Aug 1995               719,002         95p           Aug 1998          Dec 2004
Scheme                          Aug 1995*               67,497         95p           Aug 2000          Aug 2002
                                Apr 1996               707,500        130p           Apr 1999          Dec 2004
                                Apr 1996*              857,500        130p           Apr 2001          Apr 2003
                                Apr 1997             1,002,500        132p           Apr 2000          Dec 2004
                                Apr 1997*            1,002,500        132p           Apr 2002          Dec 2004
                                Jun 1997               227,344        124p           Jun 2000          Dec 2004
                                Jun 1997*              227,343        124p           Jun 2002          Dec 2004




Demerger Sharesave Scheme       Jun 1995               938,530         64p           Jul 2000          Dec 2000
Performance Share Option
Scheme                          Dec 1997             7,150,000        110p           Dec 2000          Dec 2004

The performance targets for options under the Executive Demerger Schemes are as follows:

For ordinary options under the No. 1 and No. 2 Schemes there must have been an increase in the Company's earnings per share over any three year period following the date of the grant of at least 2% more than the increase in the Retail Price Index over the same period.

For ordinary options under the Performance Scheme the condition is the same as for the No. 1 and No. 2 Schemes except that 2% is replaced by 6%.

Super options under all three schemes cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in earnings per share from the date of grant has been such as would place it in the top quartile of the FTSE 100 companies ranked by reference to growth and earnings per share.

The options marked * are super options.

As at December 31, 1997, there are awards over 11,436,362 shares under the Equity Participation Plan which are exercisable between December 2000 and December 2004.

Zenith share scheme

A Zenith incentive scheme was introduced on Demerger. On Demerger, options over 1,078,807 Saatchi & Saatchi shares were granted with the same exercise price and period as for the Performance Share Option Scheme above. The scheme is described below.

Zenith scheme

The Company and CCG have agreed an incentive scheme for senior executives of their jointly held company, Zenith. To participate, executives have to invest in the scheme by cash payment or salary or bonus sacrifice. An award will comprise an option over shares in CCG and the Company and/or a cash reward. A participant's actual entitlement will be determined by measuring the growth in Zenith's operating profit over a three year period.

Note 25 - Post Retirement Benefits

Group employees are members of a number of Cordiant pension schemes throughout the world, principally in the UK and the US. Group employees continue to participate in the UK schemes following the Demerger, subject to Inland Revenue approval, until alternative arrangements are established.

The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured. None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiaries.

The major schemes, which cover the majority of scheme members, are defined contribution schemes.

The pension expense for each period was as follows:

                                                                              Year ended December 31,
                                                                 1997                    1996                   1995
                                                               L million              L million              L million
Defined benefit schemes*                                          0.5                   10 0                    2.7
Defined contribution schemes                                      6.6                    5.4                    6.2
                                                                  7.1                   15.4                    8.9

* Includes an exceptional termination provision of L8.1 million in 1996.

Cordiant has only one UK defined benefit scheme with active membership, the Cordiant Group Pension Scheme, details of which are given below.

In the U.S. Cordiant had only one funded defined benefit scheme, the Saatchi & Saatchi Cash Balance Retirement Plan, details of which are given below. At the last valuation date there was a current funding surplus of $0.3 million (L0.2 million). This scheme was frozen at June 30, 1996 and terminated on December 31, 1996. In addition to this there is a supplementary unfunded scheme to provide certain guaranteed benefits to members of a former scheme who were transferred to the main defined benefit scheme.

The pension expense on the defined benefit plans have been allocated to the Company based on employee compensation levels as if the company participated in a multi employer plan. The costs associated with the defined contribution plans have been presented based on the actual amounts contributed by each Group entity.

Set out below are the details of the most recent valuation of Cordiant's pension schemes for the UK and US.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25 - Post Retirement Benefits (Continued)


                                         UK               US (since closed)

Date of last actuarial valuation     April 1, 1996        January 1, 1996

Market value of investments          L26.2 million        L24.4 million

Level of funding                     108%                 101%

Valuation method                     Attained age         Projected unit credit

Main assumptions:

Investment return                    9.0%                   6.0%

Salary increases per annum           7.0%                   5.5%


In the case of the Saatchi & Saatchi Cash Balance Retirement Plan for the period January 1, 1996 through to June 30, 1996 the expected long-term rate of return on assets was 9.0%. Following the decision to terminate the scheme, the assets were realized and the resulting proceeds reinvested with an expected rate of return of 6.0%

The Group has no material liabilities for post-retirement benefits other than pensions.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26 - Leases

The Company leases certain properties and equipment under operating leases.

Minimum payments for operating leases, before provisions for vacant property (see Note 19), having initial or remaining noncancellable terms in excess of one year are as follows:

                                                       Sublease
                                       Minimum           Rental            Net
    Years Ending                       Payments         Income          Payments
    December 31,                      L million       L million        L million

    1998                                 33.0            5.8              27.2
    1999                                 28.7            5.1              23.6
    2000                                 25.4            4.3              21.1
    2001                                 23.8            4.3              19.5
    2002                                 22.9            4.0              18.9
    Thereafter                          215.5           15.6             199.9

    Total minimum lease payments        349.3           39.1             310.2


Total expense for all operating leases was:

                                               Year ended December 31,
                                          1997          1996           1995
                                       L million      L million      L million

Total operating lease expense             29.9          32.5            36.7
Sublease rental income                    (6.7)         (6.1)           (9.3)

Net Property operating lease expense      23.2          26.4            27.4

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 27 - Reconciliation of Operating Profit to Operating Cash Flow



                                                                 Year ended December 31,
                                                1997                      1996                       1995
                                             L million                  L million                  L million
Operating profit                                29.7                       7.0                         18.9
Depreciation                                    14.9                      14.3                         13.7
Loss (profit) on sale of tangible
   fixed assets                                  -                         0.2                         (0.4)
Decrease (increase) in billable
   production                                   (0.3)                      3.4                        (10.2)
Decrease (increase) in receivables               9.8                       7.9                        (24.2)
Increase in creditors (net of
   exceptional non cash items)                  10.2                       0.8                         18.5
Exceptional non cash items (see
   note 5)                                       -                        16.3                          -
Utilization of property provisions             (11.8)                    (12.0)                        (8.2)
Net cash inflow to  operating
   activities                                   52.5                      37.9                          8.1

Note 28 - Reconciliation of Net Cash Flow to Movements in Net Debt


                                                                                 Year ended December 31,
                                                                          1997            1996             1995
                                                                        L million       L million       L million
Decrease in cash in the period                                              (8.9)          (12.4)           (14.5)
Cash (outflow)/inflow from decrease/ (increase) in
   debt and lease financing                                                 (0.1)           15.6             12.5
Change in net debt resulting from cash flow                                 (9.0)            3.2             (2.0)
Net amounts repaid to CCG & Zenith                                         204.4             -                -
Net debt repaid or forgiven as part of the Demerger
   process                                                                 855.1             -                -
Translation and non-cash movements                                          (0.3)            7.2             (7.6)
Movement in net debt in the period                                       1,050.2            10.4             (9.6)
Net debt at beginning of period                                         (1,095.7)       (1,106.1)        (1,096.5)
Net debt at end of period                                                  (45.5)       (1,095.7)        (1,106.1)

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 29 - Analysis of Net Debt


                                                                                      Exchange and
                                      At January 1,                                     non-cash        At December
                                           1997         Cash flow      Demerger        movements         31, 1997
                                        L million       L million      L million       L million         L million
Year to December 31, 1997
   Cash at Bank and in hand                69.3            (9.4)           -              (2.4)             57.5
   Bank overdrafts                        (20.8)            0.5            -              (0.5)            (20.8)
   External debt less than one year          -             (0.6)           -                -               (0.6)
   External debt greater than one
      year                                (79.1)            0.4            -              (2.7)            (81.4)
   Finance leases                          (0.3)            0.1            -                -                0.2
                                          (30.9)           (9.0)           -              (5.6)            (45.5)
   Net amounts due from CCG and
     Zenith                            (1,064.8)          204.4         855.1              5.3                -
         Total                         (1,095.7)          195.4         855.1             (0.3)            (45.5)

                                                                                      Exchange and
                                      At January 1,                                     non-cash       At December
                                           1996         Cash flow      Demerger        movements         31, 1996
                                        L million       L million      L million       L million        L million
Year to December 31, 1996
   Cash at Bank and in hand               86.1            (13.2)           -              (3.6)             69.3
   Bank overdrafts                       (20.1)             0.8            -              (1.5)            (20.8)
   External debt greater than one
      year                              (107.3)            21.3            -               6.9             (79.1)
   Finance leases                         (0.3)              -             -                -               (0.3)
                                         (41.6)             8.9            -               1.8             (30.9)
   Net amounts due from CCG and
     Zenith                           (1,064.5)            (5.7)           -               5.4          (1,064.8)
         Total                        (1,106.1)             3.2            -               7.2          (1,095.7)

                                                                                      Exchange and
                                      At January 1,                                     non-cash       At December
                                           1995         Cash flow      Demerger        movements         31, 1995
                                        L million       L million      L million       L million        L million
Year to December 31, 1995
   Cash at Bank and in hand             103.5             (11.3)           -             (6.1)             86.1
   Bank overdrafts                      (17.5)             (3.2)           -              0.6             (20.1)
   External debt greater than one
      year                             (225.9)            118.6            -               -             (107.3)
   Finance leases                        (0.5)              0.2            -               -               (0.3)
                                       (140.4)            104.3            -            (5.5)             (41.6)
   Net amounts due from CCG and
     Zenith                            (956.1)           (106.3)           -            (2.1)          (1,064.5)
         Total                       (1,096.5)             (2.0)           -            (7.6)          (1,106.1)

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 - Purchase and Sale of Subsidiary Undertakings


                                                                 Year ended December 31,
                                                 1997                       1996                    1995
                                               L million                 L million                L million
  Net assets acquired
  Tangible fixed assets                              -                         0.2                     -
  Work in progress                                   -                         0.1                     -
  Debtors                                            0.1                       4.9                     -
  Cash at bank and in hand                           -                         0.5                     -
  Creditors                                          8.0                      (5.8)                    -
  Minority shareholders' interest                    -                        10.7                     -
                                                     8.1                      10.6                     -
  Property revaluation*                              -                         3.6                     -
  Goodwill                                          (0.2)                     13.4                     5.3
                                                     7.9                      27.6                     5.3
  Satisfied by
  Cash                                               7.9                      20.8                     3.0
  Shares                                             -                         -                       -
  Deferred consideration                             -                         5.5                     1.0
  Transfer from CCG                                  -                         1.3                     1.3
                                                     7.9                      27.6                     5.3

  Net assets disposed of
  Tangible fixed assets                              -                         -                       7.5
  Investments                                       12.5                       0.8                     5.3
  Work in progress                                   -                         -                       2.6
  Debtors                                            0.2                       3.0                    36.1
  Cash at bank and in hand                           -                         -                       1.8
  Creditors                                          0.2                      (0.2)                  (43.5)
                                                    12.9                       3.6                     9.8
  Goodwill                                           -                         -                      45.1
  Profit on disposal                                 4.3                      17.7                     3.4
  Loss on disposal                                   -                         -                     (28.3)
                                                    17.2                      21.3                    30.0
  Satisfied by
  Cash                                              17.2                       9.5                    25.8
  IPG shares                                         -                        11.8                     -
  Loan notes (net of provisions)                     -                         -                       4.2
                                                    17.2                      21.3                    30.0

*  Net of deferred tax provision.

The net book value of assets acquired is not materially different from their fair value, except in the case of Saatchi & Saatchi Advertising SA (France), acquired in 1996 - see Note 3.

Companies acquired in 1996 were the outstanding minority holding in Saatchi & Saatchi Advertising SA and Saatchi & Saatchi de Klerk and Barrett (Pty) Limited
- see Note 3. In 1995 Cordiant acquired Laing Henry Limited and the outstanding minority holding in Saatchi & Saatchi Denmark A/S.

In 1995 Cordiant sold CME, KDW and YSL and Peterson. In 1996, KDW was resold and Cordiant recognized a further gain. In 1997, the IPG stock was sold. See Note 3.

Goodwill arising on acquisitions in 1995 of L5.3 million included a property provision of L3.1 million.

Acquisitions in 1997 were in respect of the deferred consideration payable for the minority interest in Saatchi & Saatchi Advertising S.A. (France).

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 31 - Operations by Geographic Area


                                                            Rest of
                                                            Europe,
                                                            Africa &
                                    United       North      Middle     Asia                   Disposed
                                     Kingdom    America     East      Pacific    Subtotal   Businesses     Total
                                    L million  L million  L million  L million   L million  L million
Year ended December 31, 1997
   Commission and fee income           61.4      180.5       82.6       52.2       376.7         1.5       378.2
   Trading and operating profit         5.5       20.8        5.3       (1.0)       30.6        (0.9)       29.7
   Total assets employed               73.7      192.5       84.5       78.8       429.5         -         429.5
   Net assets (liabilities)2           44.1      (59.8)     (19.0)     (40.6)      (75.3)        -          75.5
   Depreciation expense                 3.7        7.3        2.2        1.7        14.9         -          14.9
   Additions to properties,             2.2        5.9        1.9        2.5        12.5         -          12.5
   furniture, etc.

Year ended December 31, 1996
   Commission and fee income           57.6      173.1       89.2       53.3       373.2         2.1       375.3
   Trading profit                       5.4       16.0        3.6        0.3        25.3        (2.0)       23.3
   Exceptional operating items           -       (16.3)       -          -         (16.3)        -         (16.3)
   Operating profit                     5.4       (0.3)       3.6        0.3         9.0        (2.0)        7.0
   Total assets employed1              93.1      212.7       94.3       68.9       469.0         -         469.0
   Net assets (liabilities)2           20.7      (69.6)      (0.4)      (0.8)      (50.1)        -         (50.1)
   Depreciation expense                 4.0        6.3        2.3        1.7        14.3         -          14.3
   Additions to properties,             2.7        5.2        2.1        2.4        12.4         -          12.4
   furniture, etc.

Year ended December 31, 1995:
   Commission and fee income           61.5      162.3       95.0       51.6       370.4        25.6       396.0
   Trading profit                       3.2       11.2        6.4        1.5        22.3         2.4        24.7
   Exceptional operating items         (1.6)      (3.0)      (0.7)      (0.4)       (5.7)       (0.1)       (5.8)
   Operating profit                     1.6        8.2        5.7        1.1        16.6         2.3        18.9
   Total assets employed<F1>          101.6      209.7      121.6       72.2       505.1         -         505.1
   Net assets (liabilities)<F2>         9.3      (54.5)       9.0       (7.5)      (43.7)        -         (43.7)
   Depreciation Expense                 3.5        6.5        2.2        1.5        13.7         -          13.7
   Additions to properties,             3.2        6.2        2.2        1.7        13.3         -          13.3
   furniture, etc.

<F1> Where applicable, total assets employed are shown before investments in CCG and amounts due to/from CCG/Zenith.


<F2> Net assets  (liabilities) are stated before financial items,  investment in subsidiaries, amounts due from CCG/Zenith, amounts owed to CCG/Zenith and equity accounting for Zenith. Net financial items include cash at bank, loan stock, bank overdrafts, other loans, obligations under finance leases and hire purchase commitments.

The geographic analysis of revenue, trading profit and net liabilities has been prepared on a basis that reflects the management of the operations of the Saatchi & Saatchi Group.

Management considers that there is only one business activity, namely advertising and marketing services, and that is more appropriate to show a geographic analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

The Saatchi & Saatchi Group's customers are located throughout the world. During 1997, 1996 and 1995 two clients each accounted for more than 5% of the Group's revenue. At December 31, 1997 and 1996, no account receivable from any customer exceeded 5% of the Group's total assets.

Operating profit is stated after deducting net Cordiant Group corporate costs attributable to the Saatchi & Saatchi Group in 1997 of L6.6 million (1996: L7.4 million; 1995: L6.7 million). Net corporate costs have been allocated to the Saatchi & Saatchi Group, CCG and Zenith pro rata with the revenues of these groups.

Note 32 - Directors' Emoluments

The Directors' total emoluments, pension costs and fees since the Company commenced operations on December 14, 1997 were L77,300 (1996: nil) of which L600 were fees.

The emoluments, excluding pension contributions, of the Chairman for the year ended December 31, 1997 were L6,600.

The emoluments, excluding pension contributions, of the highest paid UK Director, were L7,400.

Directors' interests

                                                             Benefically owned                             Equity
                                   Date of appointment       ordinary shares            Ordinary share   participation
                                                                shares                  options            rights

Charles Scott<F1>                  September 3, 1997                39,214               731,906                   0
William Cochrane                   September 3, 1997                     0               271,738             909,090
Dr. Kevin Roberts                  September 3, 1997                     0               454,687           1,090,909
Robert Seelert*                    September 3, 1997                28,098               219,849           1,090,909
Wendy Smyth                        September 3, 1997                 5,083               654,532             545,454
Sir Peter Walters                  September 3, 1997                 5,000                     0                   0

<F1>Includes spouse's interests.

*    In addition, Mr. Seelert has 1,527,363 phantom share options.
Mr. Olshan was appointed to the Board on January 1, 1998 and had interests in 3,000 shares on appointment. Other than this, the Directors' interests in the Company's share capital have not changed since December 31, 1997. Other Directors holding office in the year ended December 31, 1997 were Christopher Bunton (resigned September 3, 1997), Graham Howell (resigned September 25, 1997) and David Weatherseed (resigned September 25, 1997). None of the Directors at any time during the period ended December 31, 1997 had any material interest in any contracts with the Company or any of its subsidiaries. None of the Directors at any time during the period ended December 31, 1997 or subsequent to December 31, 1997 was interested in any debentures of the Company or shares or debentures of the Company's subsidiaries.

Note 33 - Related Parties

Prior to the Demerger, Saatchi & Saatchi Group had not operated as a separate group, and consequently there were a number of related party transactions between it and CCG, and between Saatchi & Saatchi Group, its joint venture, Zenith and its associates. These include transactions relating to treasury, insurance, taxation, information, systems support and other central services supplied by CCG to the Saatchi & Saatchi Group.

All transactions have not been identified individually as it is not practicable to do so. Transitional arrangements have been agreed for the provisions by each of the Saatchi & Saatchi Group and CCG to the other of certain services, including the provision of services relating to insurance management, the use of certain properties, the provision of management information systems support and pension administration.

Cordiant net corporate costs allocated to the Saatchi & Saatchi Group are set out in note 31 above. Inter-company interest charged to the Saatchi & Saatchi Group by CCG and Zenith is set out in note 7 above. Charges in the ordinary course of business with the joint venture, principally Zenith for media and production services, amounted to L13.6 million for the year ended December 31, 1997 (1996: L8.6 million; 1995: L11.0 million).

Balances with the associates and joint venture are disclosed in notes 14 and 18 above, all of which are of a trading nature.

Note 34 - Fair Value of Financial Instruments

Short-Term  Investments - Short-term  investments  comprise L0.2 million  (1996:
L12.1 million) of overseas listed investments which had a market value of L0.2 million (1996: L12.3 million). See note 11.

Net borrowings (excluding foreign exchange contracts) - The book value of cash, short term deposits and short term borrowings approximate to their fair values because of the short term maturity of these instruments. The fair value of long term borrowings approximate their carrying value.

Foreign exchange forward contracts - Foreign exchange forward contracts are used to hedge existing and identified future foreign currency commitments. At December 31, 1997 and 1996, the Company had L25.2 million and L18.1 million, respectively, of forward contracts outstanding, the fair value of which was not materially different from the contracted amount in either year. Financial instruments are only used to hedge underlying commercial exposures. Realized or unrealized gains and losses on forward contracts which hedge firm third party commitments are recognized in income in the same period as the underlying transaction. The Company does not speculate in derivative financial instruments.

Interest Rate Caps - The Company entered into interest rate caps in December 1997 covering $70 million of its borrowings (1996: nil). The terms of these caps are for between two and three years. The premiums are being amortized over the relevant terms.

The counterparties to the Company's financial instruments are major international financial institutions. It is Company practice to monitor the financial standing of these counterparties on an on-going basis. The Company does not anticipate any material adverse effect on its financial position resulting from its involvement in the agreements, nor does it anticipate non-performance by any of its counterparties.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 35 - Principal Subsidiaries and Joint Venture

Except where otherwise indicated the Company indirectly owned 100% of each class of the issued shares of the subsidiary undertakings listed below. All these subsidiary undertakings are advertising and marketing services companies. The country of operation and registration of the principal subsidiaries and joint venture are:

England                   Saatchi & Saatchi Group Ltd
                          The Facilities Group Ltd (70%)
                          Zenith Media Holdings Ltd (50% joint venture)

Australia                 Saatchi & Saatchi Advertising Pty Ltd

France                    Saatchi & Saatchi Advertising SA

Germany                   Saatchi & Saatchi Advertising GmbH

Italy                     Saatchi & Saatchi Advertising SpA

New Zealand               Saatchi & Saatchi Advertising Ltd

US                        Klemtner Advertising, Inc.
                          Rowland Worldwide, Inc.
                          Saatchi & Saatchi North America, Inc.
                          Siegel & Gale, Inc.

In the opinion of the Directors, these subsidiary undertakings principally affect the results or the assets of the Group. In addition to the companies shown in the above list the Group also holds investments in many other subsidiary and associated undertakings. A full list of subsidiary undertakings will be filed with the Registrar of Companies.

Note 36 - Subsequent Events


On June 5, 1998 the Company sold its Siegel & Gale, Inc. and Siegel & Gale Limited subsidiaries (together, "Siegel & Gale") to a company owned by the management of Siegel & Gale and a third party. Consideration for the transaction was $33.8 million (L20.4 million). The transaction will result in a profit on disposal of approximately $13.5 million (L8.2 million), taking into account certain adjustments including the elimination of intercompany indebtedness.

Note 37 - Nature of Business

The Company is a multi-national advertising and marketing services business. An analysis of revenue and assets by geographic region is set out in Note 31 to the statements.

Note 38 - Companies Act 1985

The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended December 31, 1997. The statutory accounts for 1997 will be filed following the Company's Annual General Meeting. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237(2) or (3) of that Act.

Note 39 - United States Generally Accepted Accounting Principles

     The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to the profit
     (loss) and shareholders' deficit which would be required if US GAAP had been applied instead of UK GAAP as set out below.


(a)  Investments in CCG
     The CCG companies were not combined but the investments in them in 1996 were stated at the lower of cost and net realisable value. As these entities did not form part of the Saatchi & Saatchi Group under US GAAP, the investments in these entities were eliminated. Dividends received from these entities have also been eliminated as they are presented under UK GAAP in the profit and loss account.

(b)  Goodwill  and  US  purchase   accounting
     Under US GAAP, goodwill and identifiable intangible assets acquired are capitalized and amortized against income; intangible assets being amortized over their economic lives which range from three to 20 years and the remaining goodwill amortized over 40 years. For US GAAP purposes, management review on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Under UK GAAP, purchased goodwill arising after ascribing fair values to all tangible assets and liabilities acquired is written off against reserves. On disposal of a subsidiary, under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves. Under US GAAP the gain or loss on disposal is calculated after taking account of any related unamortized goodwill and intangible assets. A GAAP difference arises from amortization charged under US GAAP for which no equivalent charge has been recognized under UK GAAP. From January 1, 1998 the Company will be required under UK GAAP to capitalize and amortize purchased goodwill.

(c)  Property  leases
     Under US GAAP, total rental payments, inclusive of increases in rental charges specified in the lease, are recognized on a straight line basis over the term of the lease. These increases are recognized when payable under UK GAAP.

(d)  Long-term  property  provisions
     Under US GAAP, provisions for properties which are vacant or let at a loss are provided on a discounted basis after allowing for estimated subrental income, and amortization of the discount is charged to interest expense. Under UK GAAP, provisions for properties which are vacant or let at a loss are provided on an undiscounted basis, after allowing for estimated subrental income.

(e)  Pensions
     The Statement of Financial Accounting Standards ("SFAS") No. 88, Employer's Accounting for Settlements and Curtailment of Defined Benefit Plans and for Termination Benefits, specifies the accounting treatment under US GAAP for circumstances in which there has been an irrevocable transaction that relieves the employer of primary responsibility for a pension benefit obligation and eliminates significant risk related to the obligation and the assets used to effect the settlement. As a result of the curtailment and termination of the US scheme during 1996, the related termination liability was accrued in full under UK GAAP and the additional US GAAP accrual was reversed. Additionally, under US GAAP, the Company has previously recognized an additional minimum pension liability for the US underfunded plan, representing the excess of the accumulated benefit obligations over the plan's assets. As a result of the curtailment and termination of the plan during 1996, the Company has recorded the full termination liability under UK GAAP and the additional US GAAP accrual has been reversed.

(f)  Demerger related items
     Under UK GAAP these items have been reflected in the profit and loss account. Under US GAAP they are reflected as a direct adjustment to equity.

(g)  Dividends
     Under UK GAAP Ordinary dividends proposed are provided in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(h)  Deferred  taxation
     UK GAAP requires that no provision for deferred taxation should be recorded if there is reasonable evidence that such taxation will not be payable in the foreseeable future. US GAAP requires full provision of deferred taxation liabilities and permits deferred tax assets to be recognised if their realization is considered to be more likely than not. There are no deferred taxation differences presented in the reconciliation below because the Company is in a tax loss carry forward position and believes that the realization of its net deferred tax assets at this time is not considered likely.

(i)  Employee  share  schemes
     The Company has adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS 123. Accordingly, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Under SFAS 123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters. The former Cordiant outstanding options have been replaced by Saatchi & Saatchi options which closely mirror those presented in respect of current employees who have transferred to the Company on this basis. If the compensation cost of the options had been determined based on the fair value at the grant dates for 1997, 1996 and 1995 consistent with the method prescribed by SFAS No. 123, the Company's US GAAP net profit (loss) and earnings (loss) per share would have been adjusted to the revised amounts indicated below:

                                                                            Year ended December 31
                                                              1997                 1996                1995
      Net profit (loss) in           - as reported             L8.5               L(5.1)               L(46.0)
      L million
                                     - revised                 L8.2               L(5.4)               L(46.1)
      Earnings (loss) per share in   - as reported              3.8p               (2.3)p               (39.6)p
      pence
                                     - revised                  3.8p               (2.4)p               (39.6)p


     The pro forma diluted earnings per share is the same as the revised earnings per share figure presented above. The revised amounts were determined based on employee share scheme awards in 1997, 1996 and 1995 only. Compensation cost is recognized over the expected life of the option (i.e. between 3-1/2 and 6-1/2 years). The revised amounts for compensation cost may not be indicative of the effects of net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 35.3p, 57.7p and 37.22p for options granted during the year ended December 31, 1997, 1996 and 1995, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995 respectively; dividend yields of 0% throughout, expected volatility of 22% throughout, risk-free interest rates of 7.0%, 8.2% and 8.2% and expected lives of between 3-1/2 and 6-1/2 years.

(j)  Cash flows
     The Group Statement of Cash Flow is prepared in accordance with Financial Reporting Standard No. 1 'Cash Flow Statements' ('FRS 1'). Its objectives and principles are similar to those set out in SFAS 95. The principle difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources; and (g) financing. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and
     (c) financing. Cash flows from taxation and returns on investments and servicing of finance shown under FRS 1 would, with the exception of dividends paid, be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS
     95. Movements in short term investments would be classified as an investing activity under the SFAS 95 rather than the management of liquid resources as shown under FRS 1. Amounts resulting from the demerging of CCG/Zenith companies included in acquisitions and disposals would be presented as financing. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95.

     Had bank overdrafts been shown as a financing activity in the Group statement of cash flows the repayments would have been L204.8 million, L16.4 million and L9.3 million in the years ended December 31, 1997, 1996 and 1995 respectively. The difference between the movement above and the movement implied in note 28 is due entirely to foreign exchange.

(k)  Investment  in  joint  ventures
     Under UK GAAP, the Company separately identifies the joint venture's turnover, operating profit and interest on the face of the profit and loss account and its share of the joint venture's tax is separately disclosed in the notes to the financial statements.

     US GAAP requires the Company to calculate its share of the income of its joint venture after excluding inter-company transactions and present such amount net of income taxes in the Statement of Operations. Accordingly, the following table sets out the selected operating data on a UK GAAP basis adjusted for these presentation differences.

                                                                    Year ended December 31,
                                                   1997                    1996                    1995
                                                L million               L million               L million

     Share of operating profit (loss)
     in joint venture                             0.6                    (0.3)                   (0.4)
     Share of net interest receivable
     from joint venture                           0.8                     0.7                     0.7
     Profit/(loss) on ordinary
     activities before tax                      795.8                    17.7                   (32.3)
     Tax charge on profit/loss on
     ordinary activities                          7.6                     3.7                     6.4

     Summary financial information in respect of Zenith is set out below:

                                                          Year ended December 31,
     Consolidated summary profit                   1997                    1996                    1995
     & loss account                            L million               L million               L million

     Revenue                                     41.9                    40.6                       39.5
     Operating profit (loss)                      1.5                     0.2                       (0.4)
     Profit on ordinary activities
     before tax                                   3.7                     2.3                        1.7
     Profit for the period                        2.5                     0.8                        0.6

                                                                                     December 31,
     Consolidated summary statement of net liabilities                         1997                 1996
                                                                             L million           L million

     Fixed assets                                                                 3.6                 3.9
     Current assets                                                              99.8               127.4
     Current liabilities                                                       (128.7)             (133.0)
       Other long term creditors and provisions                                  (3.2)               (1.1)

     Net liabilities                                                            (28.5)               (2.8)


(l)  Prospective  accounting  changes

     (i) SFAS 130, Reporting Comprehensive Income, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods for comparative purposes is required. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company is currently reviewing the likely impact on the classification of items included in shareholders' deficiency.

     (ii) SFAS 131, Disclosures about Segments of an Enterprise and Related Information, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated. This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. The Company is currently reviewing the likely impact on the level of disclosure currently provided in its financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 39 - United States Generally Accepted Accounting Principles (Continued)

                                                                          Year ended December 31,
Effect on net earnings of differences between                    1997             1997             1996            1995
US and UK GAAP                                    Ref.:       $million*        L million        L million        L million
Profit/(loss) for the year in conformity with                  1,299.5           787.6             13.6           (41.4)
UK GAAP

US GAAP adjustments

Amortization of goodwill and other intangibles     (b)          (10.2)           (6.2)            (6.2)            (5.9)
in accordance with US purchase accounting

Release of accumulated goodwill amortization of    (b)            --               --               --              5.9
companies disposed

Straight lining of property leases                 (c)          (1.7)            (1.0)            (2.4)            (2.4)

Decrease in long-term property provisions          (d)           12.4             7.5              0.1              0.7

Amortization of discount on property provisions    (d)          (7.4)            (4.5)            (4.3)            (4.0)

Pension settlements                                (e)            -                -               1.8              0.2

Fundamental reorganization - Demerger              (f)        (1,261.4)         (764.5)             -                -

Net dividends (from)/to CCG companies prior to     (f)          (17.2)           (10.4)           (7.8)             0.9
the Demerger

Net profit/(loss) applicable to Ordinary                         14.0             8.5             (5.2)           (46.0)
shareholders in conformity with US GAAP

Net profit/(loss) applicable per Ordinary share    (i)           $0.06            3.8p            (2.3)p          (39.6)p
- basic

Average number of Ordinary shares (in millions)                 221.9            221.9            221.8            116.1

Net profit/(loss) per  Ordinary share - diluted                 $0.06             3.8p            (2.3)p          (39.6)p

Average number of Ordinary shares - diluted (in                 222.6            222.6            221.8            116.1
millions)**

                                                                               December 31,

Cumulative effect on shareholder's deficiency                    1997             1997             1996
of differences between US and UK GAAP                          $million        L million        L million


Equity shareholders' funds in conformity with                  (226.5)          (137.3)         (1,036.7)
UK GAAP

US GAAP adjustments

Elimination of investment in CCG                   (a)            -                -             (112.1)

Goodwill and US purchase accounting in respect     (b)
of acquisitions and joint venture

   Cost                                                         305.3            185.0            186.9

   Accumulated amortization                                    (118.1)           (71.6)           (64.7)

Straight lining of property leases                 (c)          (38.9)           (23.6)           (21.9)

Discount on property provisions                    (d)           38.6             23.4             19.7

Pension liability adjustment                       (e)            -                -                -

Dividends                                          (g)           4.5              2.7               -

Ordinary shareholders' deficiency in conformity                 (35.1)           (21.4)         (1,028.8)
with US GAAP


* These figures have been translated at the closing rate on December 31, 1997 (L1: $1.65) for convenience purposes.

** The effect of potential ordinary shares (share options outstanding) for the years ended December 31, 1996 and 1995 is anti-dilutive. Accordingly, diluted loss per share does not assume the exercise of share options outstanding.

                                 EXHIBIT INDEX


1.1       Memorandum and Articles of Association of the Company.

2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.