Form 20-F
period 1998-12-31
SAATCHI & SAATCHI PLC //
filed 1999-06-02
CIK 1050952

As filed with the Securities and Exchange Commission on June 2, 1999


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

     Ordinary shares of 10p each    New York Stock Exchange, Inc.
     represented by American
     Depositary Shares

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 222,946,716

                            ------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes(X) No(_)

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 (_) Item 18 (X)
================================================================================

                             TABLE OF CONTENTS


                                                                        Page



PART I......................................................................

      Item 1.  Description of Business......................................2
      Item 2.  Description of Property.....................................16
      Item 3.  Legal Proceedings...........................................16
      Item 4.  Control of Registrant.......................................17
      Item 5.  Nature of Trading Market....................................18

      Item 6.  Exchange Controls and Other Limitations
                Affecting Security Holders                                 19
      Item 7.  Taxation....................................................19
      Item 8.  Selected Financial Data.....................................24

      Item 9.  Managements Discussion and Analysis of
                Financial Condition and Results of Operations..............28

      Item 9A. Quantitative and Qualitative Disclosures About
                 Market Risk...............................................39
      Item 10. Directors and Executive Officers of Registrant..............40
      Item 11. Compensation of Directors and Officers......................43

      Item 12. Options to Purchase Securities from Registrant
                or Subsidiaries............................................46
      Item 13. Interest of Management in Certain Transactions..............58

PART II................................................................... 58

      Item 14. Description of Securities to be Registered..................58

PART III.................................................................. 58

      Item 15. Defaults Upon Senior Securities.............................58

      Item 16. Changes in Securities, Changes in Security for
                Registered Securities and Use of Proceeds..................58

PART IV................................................................... 58

      Item 17. Financial Statements........................................58
      Item 18. Financial Statements........................................58
      Item 19. Financial Statements and Exhibits...........................59

INTRODUCTION

    Unless the context otherwise requires, the term the "Company," as used herein shall mean Saatchi & Saatchi plc, which was formed as a private limited company in England and Wales on January 26, 1990 under the Companies Act and was re-registered as a public limited company on September 4, 1997 in connection with the Demerger (as defined below). Unless the context otherwise requires, the "Group" and the "Saatchi & Saatchi Group" mean the Company and its subsidiaries. Unless the context otherwise requires, "Cordiant" shall mean Cordiant plc and its subsidiaries in relation to the period prior to the Demerger and "CCG" or "CCG Group" shall mean Cordiant Communications Group plc and its subsidiaries after the Demerger. The term "Ordinary shares" refers to the Ordinary shares of 10p each of the Company, and the term "Cordiant Ordinary shares" refers to the ordinary shares of 25p each of Cordiant. The term "Financial Statements" shall mean the audited consolidated financial statements and notes thereto of Saatchi & Saatchi plc as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 included elsewhere herein. The term "Unaudited Pro Forma Financial Information for 1997" shall mean the unaudited pro forma financial information for 1997 included in this Report.

    The Company's financial statements appearing in this annual report are expressed in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling" ("L"), "pence" or "p" are to UK currency. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1998 was L1.00 to $1.66. Unless otherwise specified, translations into US dollars contained herein are made at the Noon Buying Rate on December 31, 1998. The Noon Buying Rate on May 12, 1999 was L1.00 to $1.62.

    References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of England and Wales and references to the "Articles" are to the Company's Memorandum and Articles of Association.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

    This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Industry Background" relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Group's performance, particularly in "Description of Business--General", "Description of Business--Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subheadings "Industry Background", "Year 2000 Compliance" and "Euro
Conversion." The Group's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the general level of advertising expenditures in the Group's markets referred to above, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the ability of the Group and its significant clients and suppliers to successfully implement timely Year 2000 solutions, the factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction", and the overall level of economic activity in the Group's major markets as discussed above. The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

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

    Since its beginning in 1970, the Saatchi & Saatchi name has been synonymous with highly creative, ground-breaking advertising. In 1975, the Saatchi & Saatchi advertising agency was merged with Compton Partners Limited. During the 1980s, an international advertising network was formed, primarily through a series of acquisitions which included Compton Communications, Inc. and Dancer-Fitzgerald-Sample, Inc. In 1995, the S&S network was expanded to Latin America through an equity investment in NAZCA S&S, which was increased to a majority holding in early 1999. Investments have also been made in other developing markets, including China, India and South Africa. As a result of these developments, S&S is today a worldwide advertising network with 152 offices and affiliated agencies located in 92 countries.

    In addition to the growth of its advertising businesses, a range of related communications businesses were assembled by Cordiant during the 1980s. In 1985, The Rowland Company, a US strategic communications firm, and Siegel & Gale, a US corporate identity and simplified communications business, were acquired. Siegel & Gale was subsequently sold by Saatchi & Saatchi in 1998 as it was no longer part of the core business. In 1987, The Facilities Group Limited ("The Facilities Group") was formed through the amalgamation of a group of companies providing specialist advertising production services in design, print and television. Following the Demerger, the Saatchi & Saatchi Group retained the Rowland Company and a 70 percent shareholding in The Facilities Group with the remainder held by CCG. These creative communications businesses have developed during the 1990s by providing services to independent clients, S&S and Bates Worldwide.

    In 1988, Cordiant formed a single media buying operation in the UK called Zenith Media Buying Services. This was created through the acquisition of Ray
Morgan & Partners which was merged with the media buying departments of Cordiant's London advertising agencies. This was the first time a major agency group had consolidated its media buying operations into a discrete unit. The operation was renamed Zenith Media Worldwide ("Zenith") in 1991 and in 1992 extended its services to include media planning. Zenith has expanded its operations internationally by opening offices in Europe in 1994 and in the US and Asia Pacific in 1995. This expansion was achieved by combining and rebranding the in-house media operations of S&S and Bates Worldwide. Following the Demerger, the Saatchi & Saatchi Group and CCG each retained a 50 percent shareholding in Zenith, which is accounted for as a joint venture.

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

    Since the beginning of 1996, the management team of S&S has been restructured with a number of internal and new appointments. In particular, in 1997, Kevin Roberts was appointed Chief Executive Officer of the S&S network. In connection with the Demerger, Bob Seelert became Chief Executive Officer of the Saatchi & Saatchi Group. As of December 31, 1998, Bob Seelert succeeded Charles Scott as Chairman of the Company. As of January 1, 1999, Kevin Roberts became Chief Executive Officer, Bill Cochrane became Finance Director and Wendy Smyth took up the newly created Board position of Director of Corporate Affairs.

    The Company's principal corporate offices are located at 83/89 Whitfield Street, London W1A 4XA, England, telephone number 0171-436-4000.

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

    Guarantees

    The Company has guaranteed, with effect from the Effective Date, all of the obligations of Cordiant Property Holdings Limited, a member of CCG, as lessee under certain leases of premises at Lansdowne House, Berkeley Square, London W1, for a term expiring on June 16, 2013. The current annual base rent under these leases amounts to L10.6 million per annum, subject to upwards-only rent reviews in 2002/2003 and every five years thereafter. This property is not currently occupied by any company in the Saatchi & Saatchi Group or CCG. All of this property has been sublet, but for varying terms and at lower rents. There is also an existing guarantee from CCG which will continue and CCG has agreed to indemnify the Company against any liability under the Company's guarantee.

    There are a number of existing guarantees by CCG in respect of obligations of certain companies in the Saatchi & Saatchi Group, including guarantees in respect of leases of premises at 375 Hudson Street, New York and certain premises in London. These and certain other existing guarantees were not released in connection with the Demerger. In the Demerger Agreement, the Company agreed to give additional, or in some cases, substitute guarantees and to indemnify CCG against any liability under its existing guarantees.

    Bank Facilities

    In connection with the Demerger, the Saatchi & Saatchi Group established new banking arrangements under an Agreement dated September 30, 1997, among the Company, various other members of the Saatchi & Saatchi Group, BNY Markets Limited and Midland Bank Plc as Arrangers and certain banks and financial institutions (the "Bank Facility Agreement"). The Bank Facility Agreement is described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In addition, Zenith entered into an agreement (the "Zenith Facility Agreement") providing a L21.5 million secured reducing multi-currency revolving credit facility (the "Zenith Facility"). The Company and CCG provided unlimited guarantees to the lenders in respect of the Zenith Facility and agreed between themselves that any liability under such guarantees is to be shared equally.

    At December 31, 1998, the amount available under the Zenith Facility was L20.5 million. This amount is required to be repaid as follows: L2 million in each of 1999 and 2000 and L4 million in 2001, with the balance due in 2002. The Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimis of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of a business of any subsidiary).

    The Zenith Facility Agreement requires Zenith to comply with various financial covenants relating to gross interest cover, maximum gross debt, maximum gross borrowings and gross capital expenditure. It also contains provisions whereby on the happening of certain specified events of default the amount made available could be declared immediately due and payable. In addition to customary events of default these events include defaults by certain companies in the Zenith group in respect of indebtedness over specified limits and any change of control of Zenith.

Ownership and Operation of Zenith Media Worldwide

    Zenith Shareholders' Agreement

    The Company, CCG, Saatchi & Saatchi Holdings Limited ("Holdings") and Zenith, with effect from the Effective Date, entered into a shareholders' agreement (the "Zenith Shareholders' Agreement") to regulate the relationship between CCG and Holdings as shareholders of Zenith. The Company is a party to the Zenith Shareholders' Agreement in order to guarantee the obligations of Holdings. The Zenith Shareholders' Agreement provides that Zenith will be managed on a day to day basis by four executive Directors agreed upon by the shareholders. Two non-executive Directors are appointed by agreement between the shareholders. In addition, each shareholder has the right to appoint one further non-executive Director.

    Pursuant to the Zenith Shareholders' Agreement, the following matters require the consent of both shareholders before they can be undertaken by
Zenith: alterations to the capital structure of Zenith; the annual business plan of Zenith; and the entering into of contracts by Zenith which are not in the ordinary course of its business or not on arm's-length terms.

    An agreed percentage of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained by Zenith.

    Each of Holdings and CCG owns 50 percent of the outstanding shares of Zenith. The Zenith Shareholders' Agreement prohibits the transfer of shares in Zenith except as described below. Transfers to third parties are permitted either on the insolvency, or on a change of control, of the other shareholder. Otherwise a shareholder is entitled to sell all of its shares to a third party only if it has first offered to sell its shares to the other shareholder at a specified price and the other shareholder has declined that offer. In those circumstances, the sale to the third party must be at a price being not less than that offered to the other shareholder. Any third party to whom shares are transferred will be required to agree to be bound by the terms of the Zenith Shareholders' Agreement as if it was an original party to that agreement.

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

    The price payable (a) on exercise of the option described in 1 above will be based on the market value of the Zenith shares and (b) on exercise of the options described in 2 and 3 above will be based on the net asset value of Zenith. Each shareholder also charged its shares in Zenith to secure all obligations under the bank facilities for such shareholder's group.

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

    Both the Company and CCG have guaranteed the Zenith bank facility described above.

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

    Each of the media services agreements will terminate on December 31, 2001 or on any subsequent anniversary of that date provided either party has given to the other not less than 12 months' written notice of such termination.

Ownership and Operation of The Facilities Group

    The Company, CCG, Saatchi & Saatchi (Central Services) Limited ("SSCSL") and The Facilities Group, with effect from the Effective Date, entered into a shareholders' agreement ("The Facilities Group Agreement") to regulate the relationship between CCG and SSCSL as shareholders of The Facilities Group. The Company is a party to that agreement in order to guarantee the obligations of SSCSL. SSCSL holds 70 percent of the outstanding shares of The Facilities Group and CCG holds 30 percent. The Facilities Group Agreement provides that the day to day management of The Facilities Group will be undertaken by three executive Directors. CCG is entitled to appoint one of three executives and the Company is entitled to appoint the other two.

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

Other Provisions of the Demerger Agreement

    Operating Arrangements/Shared Premises and Services

    The Demerger Agreement provides for the implementation of arrangements where the two groups have operated local offices jointly and sets out the bases on which these arrangements continue. Each agency is owned and managed by S&S, but has been branded jointly as "Bates Saatchi & Saatchi Advertising."

    Additionally, there continue to be a number of locations in which offices leased by a member of the CCG Group are occupied by, or shared with, a member of the Saatchi & Saatchi Group, or vice versa. The most significant of these arrangements is a sublease by the Saatchi & Saatchi Group to Zenith of 55,000 square feet at 375 Hudson Street in New York.

    Network Affiliates

    Prior to the Demerger, there were over 40 affiliated agencies of S&S around the world in which the Saatchi & Saatchi Group held only a minority interest or no equity interest. Prior to the Demerger, the relationship with these affiliates was in most cases governed by a "network membership agreement" between the affiliate and Cordiant, on behalf of S&S. Under these agreements, the affiliate was given the sole license to use the "Saatchi & Saatchi" name in relation to advertising services in a specified territory and received certain services and referrals of clients from S&S, in return for paying to Cordiant fees based on income earned by the affiliate. In most cases, these agreements provided for termination by either party on 3 months' notice.

    Pursuant to the Demerger Agreement, the Saatchi & Saatchi Group and CCG are endeavoring to obtain the agreement of the S&S affiliates to the novation of their network membership agreements, so that the Company will succeed to all of the rights and obligations of Cordiant under these agreements. To the extent that such agreement was not obtained prior to the Effective Date, CCG continues to hold these agreements for the benefit of the Saatchi & Saatchi Group pending novation or termination and the Saatchi & Saatchi Group is responsible for ensuring that all obligations of CCG thereunder are performed. Similar arrangements exist in relation to agreements with Zenith affiliates.

    Currently, a new Saatchi & Saatchi network membership agreement has been put into place and during 1999 is being rolled out to the affiliated agencies.

    Disputes

    The Demerger Agreement sets out agreed procedures to be followed by CCG, the Company and Zenith in seeking to resolve any dispute that may arise between any of them under or in connection with the Demerger Agreement, other than disputes arising under the Zenith Shareholders' Agreement.

ORGANIZATION AND SERVICES

    The Saatchi & Saatchi Group's operations consist of advertising and other creative marketing services including strategic communications, pre-production services and media planning and buying. The Group's principal activities are organized as follows:

Organization                                Activities

Advertising

S&S                                         Advertising and creative marketing
                                            services
Marketing communications services

Rowland Worldwide                           Strategic communications

The Facilities Group(1)                     Pre-production services in design,
                                            print and television
Media services

Zenith Media Worldwide(2)                   Media planning and buying
--------------------------------
(1) Owned 70 percent by the Group and 30 percent by CCG.

(2) Owned 50 percent by the Group and 50 percent by CCG.

Advertising

    S&S is headquartered in New York and currently has 152 offices and affiliated agencies located in 92 countries. It has a reputation for outstanding creative ability and benefits from long-standing relationships with many multinational clients. In 1998, advertising accounted for approximately 82 percent of the Saatchi & Saatchi Group's revenues.

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

    Clients

    In 1998, S&S's ten largest clients accounted for approximately 51 percent of the Saatchi & Saatchi Group's revenues. The two largest clients, Procter & Gamble and Toyota, accounted for 13.3 percent and 17.8 percent, respectively, of the Saatchi & Saatchi Group's revenues in 1998. In 1998, S&S served approximately 43 clients in five or more countries. Details of S&S's largest clients in 1998 and recent significant new business wins from existing and new clients are set forth below:

                                                    S&S Clients

                                                                    Number of countries    Year relationship
                                                                     in which serviced     first established
Largest clients in 1998            American Home Products                    35                 1983
                                   Astra/Merck                               1                  1994
                                   Delta Airlines                            17                 1997
                                   DuPont                                    23                 1949
                                   General Mills                             1                  1924
                                   Hewlett-Packard                           45                 1974
                                   Johnson & Johnson                         36                 1971
                                   Procter & Gamble                          65                 1921
                                   Toyota                                    31                 1975
                                   VISA                                      34                 1990

Business wins in 1998 include Adidas, Audi, Beck's, Benecol, Guinness, Honey Nut Chex, Lycra, Oil of Olay, Provident, Physique, Rothmans, Safeguard, Sunny Delight, Tag Heuer and VIAG Interkom. Business losses in 1998 included Camelot, Campbell's, Danone and Schweppes.

    Network expertise

    The network includes a separately branded healthcare marketing agency called Klemtner Advertising. In addition, S&S has established a number of teams to develop a greater understanding of certain specialist sectors. These include Saatchi & Saatchi Business Communications for business-to-business communications, Saatchi & Saatchi Vision for interactive and three dimensional media, Kid Connection for youth marketing, GMG for co-marketing and HealthCare Connection for healthcare marketing.

    The network has also developed a series of methodologies designed to improve the agency's ability to understand consumer motivations. The Psychological Probe is designed to improve the understanding of emotional factors which shape consumer behavior. The Anthropological Probe is designed to understand the cultural factors formed by the consumers' living environment. The Brand Resource and Information Network, BRAIN, is a worldwide intranet allowing S&S to share product and brand knowledge both internally and with clients.

    Management believes that these areas of expertise provide the network with enhanced opportunities to attract new business and to extend business from existing clients.

Marketing Communications Services

    Rowland Worldwide

    Rowland Worldwide is the Saatchi & Saatchi Group's international strategic communications consulting firm. Headquartered in New York, the Rowland Worldwide network has five core operating centers in Brussels, Hong Kong, London, New York and Sydney, with an additional nine owned offices and 25 affiliated offices.

    Rowland's global network brings together for its clients strategic communications capabilities, expertise and local market knowledge to influence diverse and changing audiences worldwide. Rowland works with client companies to build their reputations and their businesses through strategic cross-disciplinary applications of communication techniques. These services assist clients in marketing new or existing products, defining business strategies, managing crises, addressing community issues and presenting financial results and business strategies. Rowland Worldwide advises clients on project-specific or long-term assignments. Its principal clients include Cadbury Schweppes, Canon, DHL, Ducati, DuPont, European Space Agency, IBM, Johnson & Johnson, Mobil, Procter & Gamble and Smirnoff.

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

Media Services

    Zenith Media Worldwide

    Zenith  is  a  specialist  media  services  and  planning   agency.   It  is
headquartered in London and has 51 offices in 28 countries across Europe, the US and Asia Pacific with representative offices in a further 60 countries.

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

    Zenith provides its services to clients of S&S and Bates Worldwide. In addition, in 1998 approximately 61% of its revenues were generated from Zenith's own client list. Zenith's major direct clients include Alcatel, Bell Atlantic, Bristol Myers, British Telecom, Campbell's, CIBA, Continental, Electrolux, Ferragamo, HSBC, KFC and Lloyds TSB.

    Zenith has made significant investment in its people, information technology systems and proprietary software. Zenith's proprietary software helps to differentiate it from its competitors and to allow it to deliver competitive advantage to its clients. Zenith's systems, branded Zenith Optimization of Media, ZOOM(TM), fall into three areas:

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

    As a result of the Demerger, the Saatchi & Saatchi Group and CCG each have a 50 percent shareholding in Zenith. The Company accounts for Zenith as a joint venture. In addition, both the Saatchi & Saatchi Group and CCG entered into an agreement in which they agree to use Zenith as their exclusive media services supplier, subject to certain exceptions, until at least December 31, 2000. This has been extended to at least December 31, 2001. Each media services agreement introduced revised commercial terms for the purchase of media services from Zenith. See "The Demerger and Continuing Arrangements with CCG--Ownership and Operation of Zenith Media Worldwide."

Geographic Coverage

    The Saatchi & Saatchi Group serves clients in all of the world's major advertising markets.

                                    Geographic Analysis of S&S Revenue in 1998

                                          Percentage of the Group's              Percentage of worldwide
                                                 ongoing revenue(1)           advertising expenditure(2)
                                                                (%)                                  (%)
   -------------------------------- -------------------------------- ------------------------------------
   United Kingdom.................                             16.0                                  6.9
   North America..................                             50.2                                 40.1
   Continental Europe, Africa and                              20.4                                 21.6
     the Middle East................
   Asia Pacific (exc. Japan)......                             13.2                                 10.8
   Japan/Rest of World............                              0.2                                 20.6
                                                                ---                                 ----
   Total..........................                            100.0                                100.0
   -------------------------------- -------------------------------- ------------------------------------
(1) Ongoing revenue excludes revenue from disposed businesses.
(2) Source: Zenith Media Worldwide,  Advertising Expenditure Forecasts,  January
    1999.

    In North America, the Saatchi & Saatchi Group's relative share is based on S&S's relationships with a number of major US companies. The high share in the UK reflects the strong position of S&S's London office on Charlotte Street. In Continental Europe, Africa and the Middle East, the network's development is broadly in line with the market, with significant contributions from France, Germany and Italy. In Asia Pacific, the network receives significant contributions from Australia, China (including Hong Kong), New Zealand and Singapore. Nearly all national advertising markets are dominated by the major worldwide advertising networks. The Japanese market is the exception as it is dominated by domestic agencies with limited international presence. In the rest of the world, the network is primarily represented by businesses with which it has trading affiliations. Accordingly, these businesses are not included within S&S's revenue.

    For a more detailed breakdown of the Company's operations by geographic area, see Note 32 in the Notes to the Financial Statements.

    North America

    S&S's main US advertising agency is Saatchi & Saatchi North America, Inc. There are also a number of other units within the North American network such as Cliff Freeman, Conill, Klemtner, Saatchi & Saatchi Business Communications, Saatchi & Saatchi Canada, Taylor Tarpay, and GMG. Some of the representative major clients of these businesses are American Home Products, Delta Air Lines, DuPont, Eastman Kodak, General Mills, Hewlett-Packard, Johnson & Johnson, Procter & Gamble and Toyota. In North America, S&S has its major offices in New York and California in the US and Ontario in Canada. In addition there are a number of field offices throughout the US.

    In North America, the Rowland Worldwide network is represented by Rowland Worldwide, Inc., which has offices in New York.

    In North America, Zenith is headquartered in New York, and has offices in California, Colorado, Illinois, Oregon and Texas.

    United Kingdom

    S&S is represented in the United Kingdom by Saatchi & Saatchi Group Ltd. Some of the agency's representative major clients are the British Army, Carlsberg, Hewlett-Packard, Lloyds TSB, Procter & Gamble, Toyota and Visa.

    Other services in the United Kingdom are all based in London and are comprised of the following: Albemarle Marketing Research Ltd., which provides market research services; Rowland Worldwide; and The Facilities Group.

    Zenith is headquartered in the United Kingdom and provides media services.

    Rest of Europe, Middle East, Africa and Asia Pacific

    S&S has international agencies (including affiliated agencies) located in 92 countries. The major owned international agencies are located in Australia, China, France, Germany, Italy and New Zealand.

    Rowland Worldwide has operations (including affiliated agencies) in 31 countries. Its owned offices are located in Australia, Belgium, China, Hungary, Italy, Japan and Poland.

    Zenith  has  operations   (including  media  affiliates)  in  28  countries,
including Australia, China, France, Germany, Italy and Spain.

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

    During 1998 the Group acquired the business and assets of GMG Marketing Services, a U.S. based co-marketing company, increased its shareholding to 80% in Sista Saatchi & Saatchi Advertising PVT Limited, a company based in India, and acquired 51% of the share capital of Dialog-Team Fienhold Agentur fur Dialog-Marketing GmbH, a company based in Germany.

    In early 1999, the Company agreed to increase its equity investment in Nazca Saatchi & Saatchi, Inc. from 50% to 75% and its voting rights from 37% to 75% in return for a $7.0 million funding commitment.

    Disposals

    In 1998 the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

PERSONNEL

    As of May 1, 1999, the Group directly employed approximately 5,000 people worldwide. The success of the Group's advertising and marketing services businesses, like that of all other agencies, depends largely on the skill and creativity of its personnel and their relationships with clients. The Company believes that its relationship with its employees is good.

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

    Management believes that S&S is well positioned to compete in the advertising industry. The Saatchi & Saatchi name is one of the strongest and best known in advertising. Furthermore, the Group's advertising agencies have an excellent creative record, having been ranked among the top three agencies by creative awards won at the Cannes International Advertising Festival over the last four years. Management also believes that the process of clients consolidating their business in the advertising market will continue to offer opportunities for S&S to win new business.

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

Item 2.  Description of Property.

    The Saatchi & Saatchi Group leases all its premises except for one office building located in France which it owns. The principal properties of the Saatchi & Saatchi Group (all of which are used as offices) are as follows:

                                       Area         Annual Base           Next Rent         Expiration
        Location                     Sq. Ft.      Rental-Millions        Review Date         of Lease
        --------                     -------      ---------------        -----------         --------
375 Hudson Street(1)                 456,000           $12.1                2003               2013
New York, New York

23 Howland Street(2)                 133,000            L1.6                2003               2013
together with
80/84 Charlotte St.
London, England

3501 Sepulveda Boulevard              90,100            $3.3            January 2000           2006
Torrance, California

1960 East Grand Avenue                51,400            $1.1                 N/A               2004
El Segundo, California

30 Boulevard Vital-Bouhot             34,900            N/A                  N/A               N/A
Neuilly-sur-Seine, Paris
--------------------------------


(1) In addition, the Company leases 293,000 square feet at an annual rental of $7.7 million which is sublet to third parties at rates below those paid by it.
The expected shortfall in rental income from these third party subleases has been fully reserved.

(2) At the last review date, April 1998, the landlord proposed a rental increase that was unacceptable to the Company. An arbitrator has been appointed, but no decision is expected until July 1999 at the earliest.

    At December 31, 1998 the Saatchi & Saatchi Group owned and leased properties and fixtures (including furniture and equipment) which had a net book value of L76.6 million ($127.2 million).

    The Company considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 1998, L45.3 million ($75.2 million) had been reserved by the Group for potential costs of surplus space, primarily in New
York City. The 456,000 square feet leased at the 375 Hudson Street location includes 55,000 square feet sublet to Zenith through 2005 at a current market rate.

Item 3.  Legal Proceedings.

    In March 1992 Saatchi & Saatchi North America, Inc. ("SSNA"), a subsidiary of the Company, disposed of the assets of its Lifestyle Marketing Group division to Kaleidescope Holdings, Inc. (the "Purchaser"). In July 1992 International Sports Marketing Inc. ("ISM") brought an action in the Circuit Court for Wayne County, Michigan (the "Court") naming a number of defendants, including the United States Olympic Committee ("USOC"), various individuals employed by or associated with it and various advertising agencies and sports marketing companies, including SSNA, alleging that the USOC had improperly withdrawn from a program with ISM to produce commemorative olympic coins and that the advertising and sports marketing defendants had tortiously interfered with this program. In 1995 a default judgment was entered by the Court against a defendant described as "Lifestyle Marketing Group." The total amount of the default judgment (including interest to date) is approximately $33 million. In 1996, after ISM's claim against SSNA had been dismissed on summary judgment, ISM filed a supplemental action in the Court against, among others, SSNA and the Purchaser, seeking to enforce against them the default judgment issued against "Lifestyle Marketing Group." The Purchaser cross claimed against SSNA and others for indemnity in the event that it was held liable to ISM. On February 11, 1998, the Court issued an Opinion and Order holding that SSNA is liable to indemnify a party which the Court referred to as "Lifestyle Marketing Group" or "Lifestyle Marketing Group Inc." The Company has been advised by its US counsel that, in its view, the Opinion and Order is based on palpable errors of fact and law. SSNA moved for a rehearing in April 1998. No decision has been rendered as of the date hereof.

Item 4.  Control of Registrant.

    The Company is not owned or controlled by any government or corporation.

    The following table sets forth the number of Ordinary shares held by all Directors and Executive Officers of the Company as a group as of May 1, 1999:

Title of Class         Identity of Person or Group           Amount Owned      Percent of Class
Ordinary shares        Directors and Executive Officers of      239,257        Less than one
                       the Company as a group                                  percent

    The Company has also been notified of the following non-beneficial holdings of ten percent or more of the issued Ordinary share capital of the Company as of May 12, 1999:

Title of Class         Identity of Person or Group           Amount Owned      Percent of Class
Ordinary shares        Phildrew Nominees Ltd./               38,010,401             16.98
                       PDFM Ltd

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

                                                             Pence Per                       Translated into
                                                           Ordinary Share                      US Dollars
                                                     High                Low               High        Low
1997      Fourth Quarter.....................          113               109              1.89           1.82
           (beginning December 15,
           1997)

1998      First Quarter......................          159               103              2.67           1.70
          Second Quarter.....................          179               149              2.93           2.51
          Third Quarter......................          165               101              2.74           1.70
          Fourth Quarter.....................          138                97              2.32           1.66

1999      First Quarter......................          207               127              3.33           2.10
          Second Quarter.....................          246               206              3.96           3.31
           (through May 12, 1999)




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


                                                                               US Dollars per
                                                                                    ADS
                                                               -----------------------------------------------
                                                                     High                          Low
1997      Fourth Quarter...................................          9 7/16                       8 3/4
            (beginning December 15, 1997)

1998      First Quarter....................................         13 7/8                        7 15/16
          Second Quarter...................................         14 13/16                     12 1/8
          Third Quarter....................................         13 3/4                        7 7/8
          Fourth Quarter...................................         12 1/4                        7 7/8

1999      First Quarter....................................         16 7/8                       10 1/8
          Second Quarter...................................         19 7/16                      16 1/8
           (through May 12, 1999)


    At May 1, 1999, the Company had 223,779,108 Ordinary shares outstanding held by approximately 12,800 registered shareholders (including nominees). At May 1, 1999, approximately 6,500 persons with United States addresses, owned approximately 5,610,145 of the Company's ADSs (representing approximately 12.5% of all outstanding Ordinary shares). In addition, as of May 1, 1999, approximately 43 persons with United States addresses reflected on the Company's share register owned approximately 605,045 Ordinary shares (representing approximately 0.3% of all outstanding Ordinary shares). Thus, in total, on the basis described above, the Company's ADS holders and direct holders of Ordinary shares with United States addresses owned at May 1, 1999, approximately 28,655,770 Ordinary shares representing approximately 12.8% of all outstanding Ordinary shares. The Company believes that, at May 1, 1999, approximately an additional 14.9% of its outstanding Ordinary shares were beneficially owned by US persons holding their shares through UK nominees, giving an aggregate US holding of approximately 27.7%.

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

    Subject to the following paragraph, this summary is based on current tax law and practice as of the date of this filing and is subject to any changes (possibly with retroactive effect) in US or UK tax law and practice (including changes in the Convention) occurring after that date. As the following discussion is only a general summary of certain UK and US federal income tax law consequences (not including consequences under any other laws, including other federal, state, local or foreign tax laws), it does not purport to address all potential tax consequences for all types of investors and, consequently, its applicability will depend upon the particular circumstances of individual investors. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, dealers or traders in securities or currencies, persons that have a "functional currency" other than the US dollar, persons that will hold Ordinary shares (or ADSs) as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for US federal income tax purposes and persons owning, directly or indirectly, ten percent or more of the voting shares of the Company) may be subject to special rules not discussed below. Investors should, therefore, consult their own tax advisers about their tax position in relation to the Company including the particular tax consequences to them of owning and disposing of Ordinary shares or ADSs.

    The discussion of UK taxation of dividends and refunds of tax credits is based on current UK tax law as potentially amended by the Finance Bill 1999. The discussion assumes that the Finance Bill 1999 will be enacted as originally drafted.

United Kingdom Taxation of Dividends and Refunds of Tax Credits

    The Company

    As a result of changes to UK tax legislation which came into force on April 6, 1999, the Company will not be liable to the UK Inland Revenue for advance corporation tax in respect of dividends paid on or after April 6, 1999.

    US Resident Shareholders

    For purposes of the Convention and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), the holders of the ADRs should be treated as the owners of the underlying Ordinary shares represented by the ADSs that are evidenced by such ADRs.

    Tax Credits Under the Convention

    Individual shareholders resident in the United Kingdom for tax purposes, who receive dividends paid by the Company, will be entitled to a tax credit. The amount of the tax credit associated with dividends has been reduced with effect from April 6, 1999 and is currently one ninth of the cash dividend or 10 percent of the aggregate of the cash dividend and the associated tax credit. An individual Shareholder resident in the United Kingdom for tax purposes is treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid to him and the tax credit in respect of his dividend. The tax credit will be credited against the shareholder's income tax liability. Shareholders whose liability to income tax is less than the amount of the tax credit are generally no longer entitled to a refund in respect of the tax credit.

    Under the Convention, certain US Holders which are US corporations which do not control, directly or indirectly, alone or together with associated corporations, at least 10 percent of the voting shares of the Company or who are US resident individuals were previously entitled to claim from the Inland Revenue payment of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax equal to 15 percent of the aggregate value of the dividend and the tax credit. The effect of the reduction in the amount of the tax credit associated with dividends paid by the Company on or after April 6, 1999 will be that, for such US Holders, the amount of the withholding tax will exceed the amount of the tax credit. As a result, such US Holders will not be entitled to receive any payment in respect of the tax credit for dividends paid on or after April 6, 1999.

    A modified rule for Tax Credit Refunds, not addressed in this summary, applies to US corporations controlling, directly or indirectly, alone or together with associated corporations at least 10 percent of the voting shares of the Company. Such corporations should consult their own tax advisors with respect to the detailed application of the Convention to their own particular circumstances and on the procedure for obtaining any Tax Credit Refunds to which they may be entitled.

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

    In the case of non-corporate US Holders who disposed, or are deemed to have disposed, their ADRs or Ordinary shares, the maximum marginal US federal income tax rate applicable to a capital gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income if such US Holder's holding period for such Ordinary shares (or ADSs held by or on behalf of the Depositary in the form of ADRs) exceeds one year. The deductibility of capital losses is subject to certain limitations.

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

United Kingdom Inheritance and Gift Tax

    UK Inheritance Tax ("IHT") is a tax charged broadly, on the value of an individual's estate at his death, upon certain transfers of value (e.g., gifts) made by individuals during their lifetime and on certain transfers of value involving trusts and closely held companies. A transfer of value made during an individual's lifetime may lead to an immediate liability to IHT (e.g., a transfer into a discretionary trust), or it may be potentially exempt (e.g., an outright gift to another individual), in which case it will only become chargeable if the donor dies within 7 years. The transfer of value which is deemed to occur on death is an immediately chargeable transfer of value. Special rules apply to assets held in trusts, gifts out of which the donor reserves a benefit and gifts to or from closely held companies, which are not discussed herein.

    Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L231,000 (for chargeable transfers made on or after April 6, 1999). In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L231,000 "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

    Transfers of Ordinary shares for a consideration

    UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary shares in the Company) for a consideration in money or money's worth. In the case of stamp duty, the charge is normally at the rate of L0.50 per L100 (or part of L100) of the amount or value of the consideration given for the transfer and, in the case of SDRT, 0.5 percent of such amount or value. Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The rate of stamp duty on instruments of transfer of Ordinary shares executed on or after October 1, 1999 is amended to 0.5% of the amount or value of the consideration. As a general matter, liabilities to stamp duty will be rounded up to the nearest multiple of L5 in respect of documents executed on or after October 1, 1999. The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be cancelled.

    Consequently, transfers of, or agreements to transfer, Ordinary shares in the Company will normally be subject to ad valorem stamp duty or SDRT, respectively.

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

    Transfers of Ordinary shares into ADS form

    UK stamp duty or SDRT will normally be payable on any transfer of Ordinary shares to the Depositary or its nominee, or where the Depositary issues an ADR in respect of Ordinary shares hitherto held for another purpose by it or its nominee. The stamp duty charge is at the rate of L1.50 per L100 (or part of L100) (1.5% for instruments of transfer executed on or after October 1, 1999) or, in the case of SDRT, 1.5 percent:

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

    Transfers of Ordinary shares out of ADS form

    Where no sale is involved, a transfer of Ordinary shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of 50p per instrument of transfer. The amount of the fixed duty will be increased to L5 in respect of documents executed on or after October 1, 1999. By contrast, a transfer of, or agreement to transfer, Ordinary shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally calculated by reference to the amount or value of the consideration for the transfer.

    Gifts of Ordinary shares

    A transfer of Ordinary shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of 50p per instrument of transfer (L5 for documents executed on or after October 1, 1999).

Item 8.  Selected Financial Data.(3)

    The following selected financial data as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 have been derived from the consolidated financial statements of the Company and the notes related thereto, which were audited by KPMG Audit Plc. The consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, and the report of KPMG Audit Plc thereon, are included elsewhere herein.

    Significant changes were made to the Company's capital structure as a result of the Demerger. The selected financial data set forth below for periods prior to the Demerger reflect the capital structure in place at that time, which was appropriate historically to Cordiant. The capital position, finance charges and tax liabilities included in such data do not reflect the Company's capital position, finance charges and tax liabilities in respect of any of the periods covered had the Company been an independently financed and managed group during such periods, or any future period. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, included elsewhere herein.
------------------------

(3) The Financial Statements of the Company are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") which differ in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 39 to the Financial Statements. The per share data has been translated into dollars per ADS where appropriate.


                                                                                    Year ended December 31,
                                                               1998        1998         1997         1996        1995        1994
                                                               ----        ----         ----         ----        ----        ----
                                                              US$(1)        L            L            L            L          L

                                                                              (In millions, except per share data)
CONSOLIDATED INCOME STATEMENT
Amounts in Conformity with UK GAAP
Commission and fee income
     Ongoing businesses                                        602.6       363.0         376.7       373.2       382.1        373.5
     Sold and closed businesses                                 28.4        17.1           1.5         2.1        25.6         52.3
                                                            --------    --------      --------    ----------  --------     --------
     Total                                                     631.0       380.1         378.2       375.3       407.7        425.8
Profit (loss) before tax, and minority interests(2)             61.1        36.8         796.4        18.5       (32.7)         4.9
Net profit (loss)                                               41.5        25.0         787.6        13.6       (40.5)         -
Net profit (loss) per Ordinary share - basic                     0.19       11.3p        354.9p        6.1p      (27.7)p        -
(Basic and fully diluted)
Net profit (loss) per Ordinary share - diluted                   0.19       11.2p        353.7p        6.1p      (27.7)p        -
Approximate Amounts in Conformity with US
   US GAAP
Net profit (loss)                                               20.9        12.6           8.5        (5.2)      (46.0)      (17.0)
Net profit (loss) per Ordinary share-basic(3)                    0.09        5.7p          3.8p       (2.3)p     (39.6)p     (15.3)p
Net profit (loss) per Ordinary share-diluted                     0.09        5.6p           3.8p       (2.3)p    (39.6)p     (15.3)p
Net profit (loss) per ADS                                        0.45       28.5p          19.0p     (11.5)p    (157.3)p     (59.7)p
Dividends
     Per Ordinary share                                          0.02        1.4p         -            -           -            -
     Per ADS                                                     0.10        7.0p         -            -           -            -


                                                                                          December 31,
                                                               1998        1998         1997         1996        1995         1994
                                                               ----        ----         ----         ----        ----         ----
                                                              US$(1)        L            L            L            L          L
                                                                                          (In millions)
CONSOLIDATED BALANCE SHEET DATA:
Amounts in Conformity with UK GAAP
Working capital deficiency                                      (61.8)      (37.2)      (24.9)    (1,061.2)   (1,031.3)      (917.7)
Total assets                                                    644.7       388.4       429.5        712.3       741.0        734.6
Long term liabilities, including minority interests             276.1       166.3       200.8        185.0       233.8        358.2
Shareholders' deficiency                                       (178.9)     (107.8)     (137.3)    (1,036.7)   (1,050.2)    (1,047.7)
Approximate Amounts in Conformity with
 US GAAP

Shareholders' deficiency                                        (21.7)      (13.1)      (21.4)    (1,028.8)   (1,052.3)    (1,016.4)
---------------------------------------

(1) These figures have been translated into US dollars at the Noon Buying Rate on December 31, 1998 (L1.00 - $1.66).

(2) The profit (loss) before taxes and minority interests reflects: (a)Lnil exceptional item in 1998, exceptional credit of L764.5 million in 1997, exceptional costs of L16.3 million, L5.8 million and Lnil that were incurred in 1996, 1995 and 1994 respectively; (b) a profit on disposal of operations of L6.1 million, L4.3 million, L17.7 million and L1.3 million in 1998, 1997, 1996 and 1994, respectively; and (c) a loss on disposal of operations of L24.9 million in 1995. Details for 1998, 1997 and 1996 are set out in Note 5 to the Financial Statements).

(3)  Adjusted for the bonus element of the 1995 rights issue where appropriate.

DIVIDENDS

    In July 1998, the Company paid a dividend of 1.2 pence per Ordinary share in respect of the year ended December 31, 1997. No dividends were paid by the Group to parties outside of Cordiant between 1994 and 1997, except to minority shareholders of subsidiaries.

    The Company's Board of Directors has recommended the payment of a dividend of 1.4 pence per Ordinary share in respect of the year ended December 31, 1998. This was approved by the Company's shareholders at the Annual General Meeting on May 19, 1999 and was paid on May 20, 1999.

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


                                                    Average*          High         Low             Period End
1994 (December 31) .........................           1.54           1.64         1.46              1.57

1995 (December 31) .........................           1.58           1.64         1.53              1.55

1996 (December 31)..........................           1.57           1.71         1.49              1.71

1997 (December 31)..........................           1.64           1.70         1.58              1.64

1998 (December 31)..........................           1.66           1.72         1.61              1.66

---------------------------------------

* The average of the exchange rates on the last day of each month during the period.

The Noon Buying  Rate for pounds  sterling  on May 12,  1999 was L1.00 = $1.62.

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR 1997

    Unaudited pro forma financial information for the Group for 1997 has been included for illustrative purposes only. Owing to the significant changes which were made to the Group's structure and financing arrangements to effect the Demerger, the trading result and actual interest and taxation charges incurred by the Group prior to the Demerger are not representative of the Group's experience following the Demerger.

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

    Adjustments made were to:

     o reduce operating profit to reflect the new trading terms for the purchase of media services from Zenith, with an offsetting increase in share of profits of the joint venture;

     o eliminate inter-Group interest payable to CCG and Zenith and adjust external interest to reflect the revised financing of the Company and Zenith; and

     o adjust the tax charge to reflect the above adjustments and the current structure of the Group.

    Summary information reflecting the adjustments made is set out below.

                                                    Statutory
1997                                                 audited                 Adjustments               Pro forma
                                                    Lmillion                   Lmillion                 Lmillion
------------------------------------------      -------------------        -----------------        ----------------
Revenue                                                378.2                      (3.4)                  374.8
Operating profit                                        29.7                      (3.4)                   26.3
Fundamental reorganization-demerger                    764.5                    (764.5)                     --
Net interest payable and similar items                  (3.0)                     (4.1)                   (7.1)
Profit before tax                                      796.4                    (768.6)                   27.8
Tax                                                     (8.2)                        -                    (8.2)
Profit for the period                                  788.2                    (768.6)                   19.6
------------------------------------------      -------------------        -----------------        ----------------

SHARE OF OPERATING PROFIT IN JOINT VENTURE                                       1997
                                                                               Lmillion
-------------------------------------------------------------------        -----------------
Share of Zenith's operating profit, historical basis                               0.9
Effect of revising trading terms with Zenith                                       3.4
Pro forma basis                                                                    4.3
-------------------------------------------------------------------        -----------------

    A subsidiary of the Company holds 50% of the ordinary share capital of Zenith. The remaining 50% is held by CCG.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

INTRODUCTION

    The Saatchi & Saatchi Group's revenue is generated from commissions and fees paid by clients. In each of the last three years between 40 percent and 45 percent of revenue was commission based and varied with the level of media and production expenditure. The remainder was derived from fees which were project or time based, as agreed with the client. With certain clients, an additional element of remuneration can be earned by meeting certain performance criteria set by the client. S&S generally has ongoing relationships with its clients which last a number of years. In contrast, the majority of revenue from clients of Rowland Worldwide and The Facilities Group is based on project specific assignments although they often have a relationship with the same client over many years.

    Revenue in any year is dependent primarily on the level of expenditure by clients on existing assignments and to a lesser degree on business gains and losses. When business is won or lost there is usually a delay of some months before revenue is affected. This is primarily because it is usual in the advertising industry for contracts to have a three month termination clause. In the case of new commission based work the delay may be longer as revenue is not normally recognized until advertisements have appeared in the media. Additionally, the revenues actually earned from new business wins may vary significantly from revenues anticipated at the outset of any new business win because the level of expenditure that a client ultimately determines is most appropriate can vary significantly from the client's initially projected amounts.

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

    S&S has offices and affiliated agencies in 92 countries, and its revenues and costs are denominated in a number of currencies. Consequently, exchange rate movements between pounds sterling and several other currencies have an impact on the operating result. The Group's costs are generally denominated in the same currency as the associated revenue, thereby mitigating the impact of exchange rate movements on operating profit. At the net profit level, the impact of exchange rate movements is also affected by the currency in which debt is denominated and the countries in which the Group's tax charges arise. The Group enters into foreign exchange forward contracts to hedge existing and identifiable future foreign currency commitments. The effect of such contracts is not material to the Company's financial condition or results of operations.

    During 1998 the Group acquired the business and assets of GMG Marketing Services, a U.S. based co-marketing company, increased its shareholding to 80% in Sista Saatchi & Saatchi Advertising PVT Limited, a company based in India, and acquired 51% of the share capital of Dialog-Team Fienhold Agentur fur Dialog-Marketing GmbH, a company based in Germany.

    In 1998 the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. Further, the Group closed or divested businesses in Germany, Ireland, Norway and Spain and reduced its shareholding in South Africa.

    As part of the Demerger, the Group entered into a new trading relationship with Zenith, the commercial terms of which differ from the historical terms in that such arrangements reflect arm's-length dealing between Zenith and the Group. Further details of the impact of this revised relationship are set forth in the Unaudited Pro Forma Financial Information included elsewhere in this Report.

    The Financial Statements have been prepared in conformity with UK GAAP which differs in certain significant respects from US GAAP. See Note 39 in the Notes to the Financial Statements for an explanation of these differences.

INDUSTRY BACKGROUND(4)

    Zenith estimates that global advertising expenditure in the major media (press, television, radio, cinema and outdoor) totaled $300 billion in 1998. The developed economies of North America, Europe and Asia Pacific again accounted for the vast majority of this expenditure, estimated by Zenith to have been 89% in 1998.

    Zenith estimates that the growth in global advertising expenditure at current prices was approximately 3.9% in 1998. Zenith forecasts that the rate of growth in 1999 will be approximately 4.2%.
------------------------
(4) Expenditure information in this section is based solely on estimates published by Zenith in its Advertising Expenditure Forecasts, January 1999.

RESULTS OF OPERATIONS

    For the purposes of this section, references to "ongoing" and "underlying" performance exclude exceptional items and disposed businesses. In "ongoing" performance, the results of those businesses disposed of in the latter year have been excluded from the comparative information. In "underlying" performance, the effect of exchange rate movements is also eliminated.

Year Ended December 31, 1998 vs. Year Ended December 31, 1997

    Revenue from Continuing Operations

    Revenue increased by 0.5% to L380.1 million in 1998 from L378.2 million in 1997. Ongoing revenue was up 4.8% to L363.0 million from L346.3 million in 1997, and on an underlying basis revenues increased by 9.3%. This increase reflected both an improved level of business from existing clients and a number of new business wins.

    In the UK, revenue decreased by 5.2% to L58.2 million in 1998 from L61.4 million in 1997 primarily reflecting an unusually high level of nonrecurring projects in 1997, some budget reductions and client losses, including Camelot, Commercial Union and Walt Disney. On an ongoing basis the decrease was 2.0%.

    In North America, revenue increased by 1.0% to L182.3 million in 1998 from L180.5 million in 1997. Ongoing growth was 12.3%, while underlying growth was 14.0%. This reflects a continued improvement in the region's new business activity and additional business awarded by existing clients.

    Revenue in the Rest of Europe, Africa and the Middle East declined 10.5% to L73.9 million in 1998 from L82.6 million in 1997, but reflected growth of 2.1% on an ongoing basis and 5.0% on an underlying basis. In the major markets, growth was strong in Germany (50%) and Spain (37%) and was good in Italy (9%). France declined 10% due to an unusually strong level of one-off revenues in 1997 and the sale of a subsidiary at the start of 1998. The smaller markets (Austria, Holland, Middle East and Eastern Europe) all grew. Belgium, Denmark and Switzerland declined due to client losses.

    In Asia Pacific, revenue decreased by 6.9% to L48.6 million in 1998 from L52.2 million in 1997, but had underlying growth of 6.8%. Revenues in Greater China increased by 18% and by 37% in China on its own. The rest of Asia Pacific declined 1%. In the region, Australia and New Zealand represent 42% of revenues, Greater China 40%, Singapore 12.5% and others 5.5%.

    Operating Profits from Continuing Operations

    Operating profit increased by 5.7% to L31.4 million in 1998 from L29.7 million in 1997. Ongoing operating profit increased 3.1% to L30.2 million in 1998 from L29.3 million in 1997. The improved revenue of the Group maintained margins, as did the impact of companies closed, sold or divested during the year.

    In the UK, operating profit increased by 38.2% to L7.6 million in 1998 from L5.5 million in 1997, reflecting a reduction in overheads, partially due to costs reallocated to other regions and a reduction in personnel. On an ongoing basis the growth was 33.0%.

    In North America, operating profit decreased by 1.0% to L20.6 million in 1998 from L20.8 million in 1997. On an ongoing basis, profit increased by 7.1% due to revenue growth plus a continued focus on improving margins. The underlying growth was 8.5%.

    In the Rest of Europe, Africa and the Middle East, operating profit decreased by 11.3% to L4.7 million in 1998 from L5.3 million in 1997, as the gains in the major markets were more than offset by the decline in France in particular as well as reduction in the smaller markets. The ongoing decrease was 13.3% and the underlying decrease was 9.3%.

    In Asia Pacific, there was an operating loss of L2.7 million in 1998 compared with an operating loss in 1997 of L1.0 million as the year saw continued investment in China to service the needs of clients.

    Operating Margins

    In 1998, the Group's operating margin was 8.3%. In 1997, on a reported basis it was 8.5% but on a pro forma basis determined as set forth in "Unaudited Pro Forma Financial Information for 1997", the Group's operating margin would have been 7.6%. The ongoing margin was 8.3% compared with 7.6% in 1997. The improved revenue generation of the Group enhanced margins. The Group also benefited from the increased focus on profitability within the S&S network. On a geographical basis, ongoing operating margins were as follows:

                                                1998               1997
                                             -------------    ------------

 North America                                  11.3%              10.1%
 UK                                             13.1%               9.1%
 Rest of Europe, Africa and the Middle East     6.4%                7.5%
 Asia Pacific                                  (5.6)%              (1.9)%
 Total Group                                    8.3%                7.6%


Year Ended December 31, 1997 vs. Year Ended December 31, 1996

    Revenue from Continuing Operations

    Revenue increased by 0.8% to L378.2 million in 1997 from L375.3 million in 1996. Ongoing revenue was up 0.9% to L376.7 million from L373.2 million in 1996, and on an underlying basis revenues increased by 8.7%. This increase reflected both an improved level of business from existing clients and a number of new business wins, most notably Delta Airlines at the start of 1997.

    In the UK, revenue increased by 6.6% to L61.4 million in 1997 from L57.6 million in 1996 primarily reflecting growth in advertising expenditures by existing clients.

    In North America, revenue increased by 4.3% to L180.5 million in 1997 from L173.1 million in 1996. Underlying growth was 9.7%. This represents a marked improvement in performance compared to prior years and, despite the loss of Bell Atlantic, reflected new business wins and additional business from existing clients.

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

    Operating Profits from Continuing Operations

    Operating profits were L7.0 million in 1996, which included L16.3 million of exceptional items. Excluding this exceptional cost, operating profit increased by 27.5% to L29.7 million in 1997 from L23.3 million in 1996. Ongoing operating profit increased 20.9% to L30.6 million in 1997 from L25.3 million in 1996 and was up by 34.2% on an underlying basis. This was due to the increased revenues and the impact of cost controls. The operating results do not reflect the revised commercial terms with Zenith which the Group has entered into as part of the Demerger. The impact of these terms is reflected in the Unaudited Pro Forma Financial Information included elsewhere in this Report.

    In the UK, operating profit increased by 1.9% to L5.5 million in 1997 from L5.4 million in 1996.

    In North America, ongoing operating profit increased by 30.0% to L20.8 million in 1997 from L16.0 million in 1996. On an underlying basis, profit increased by 37.7% due to revenue growth plus the impact of an increased focus on the profitability of the business to improve margins commenced in 1996.

    In the Rest of Europe, Africa and the Middle East, operating profit increased by 47.2% to L5.3 million in 1997 from L3.6 million in 1996 reflecting underlying revenue growth and cost control. The underlying increase was in excess of 100%.

    In Asia Pacific, there was an operating loss of L1.0 million in 1997 compared with an operating profit in 1996 of L0.3 million. The performance was depressed primarily by the revenue erosion in New Zealand.

Operating Margins

    In 1997, the Group's ongoing operating margins improved to 7.9% from 6.2% in 1996. The underlying margin was 8.1% compared with 6.8% in 1996. The improved revenue generation of the Group enhanced margins. The Group also benefited from the increased focus on profitability within the S&S network. On a geographical basis, underlying operating margins from ongoing businesses were as follows:

                                                   1997               1996
                                                   -----              ----

 North America                                     11.5%              9.2%
 UK                                                9.0%               9.4%
 Rest of Europe, Africa and the Middle East        6.4%               4.0%
 Asia Pacific                                     (1.9)%              0.6%
 Total Group                                       8.1%               6.8%

Joint Venture

    The share of operating profit in the joint venture relates entirely to the Group's investment in Zenith. In 1998 it reflects the revised commercial terms with Zenith which the Group entered into as part of the Demerger. The figures for 1997 and 1996 do not reflect the revised commercial terms. The share of operating profit amounted to L3.6 million in 1998 compared to profits of L0.9 million in 1997 and L0.1 million in 1996.

Exceptional Items

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

Disposals

    In the year ended December 31, 1998, the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

    In the year ended December 31, 1997, there was a gain of L4.3 million on disposal of businesses. The profit on disposals of continuing operations for the year ended December 31, 1996 was L17.7 million, of which L17.5 million arose in the first half. Of this amount, L16.5 million related to the sale of the remaining interest in Draft Direct (formerly Kobs & Draft Worldwide) ("KDW") and the balance of L1.2 million reflected the receipt of additional proceeds from disposals in prior periods.

Net Interest (Payable)/Receivable and Similar Items

    Net interest payable and similar items were L4.6 million in the year ended December 31, 1998. This amounted to L14.5 million in the year ended December 31, 1997 and L15.2 million in 1996. The net interest expense comprised the actual interest paid by the Saatchi & Saatchi Group on external borrowings and in 1997 and 1996 on interest bearing loans that existed between the Saatchi & Saatchi Group and CCG, reflecting the capital structure prior to the Demerger. The borrowings and the corresponding interest charges in 1997 and 1996 do not reflect the Group's capital position had it been an independently financed and managed group during the period.

Taxation

    The tax charge attributable to the Saatchi & Saatchi Group is based on the aggregate of the tax charges of the companies which comprise the Saatchi & Saatchi Group. The charge amounted to L10.3 million in the year ended December 31, 1998 compared to L8.2 million in the year ended December 31, 1997 and L4.5 million in 1996. The tax charges in 1997 and 1996 are not representative of the tax charges that would have been incurred had the Group been separately constituted throughout the periods.

Equity Minority Interests

    Equity minority interests were L1.5 million in the year ended December 31, 1998 compared to L0.6 million in the year ended December 31, 1997 and L0.4 million in 1996.

Net Income

    In the year ended December 31, 1998, net income was L25.0 million, compared with income of L787.6 million in 1997 and L13.6 million in 1996. The results for 1997 and 1996 do not reflect the Saatchi & Saatchi Group's capital structure had it been an independently financed and managed group during that period. See "Selected Financial Data--Unaudited Pro Forma Financial Information for 1997" included elsewhere in this Report.

Dividend

    The Board recommended that a final dividend of 1.4p per Ordinary share (1997: 1.2p) be paid on May 20, 1999 to shareholders on the register at April 23, 1999. This was approved at the Annual General Meeting on May 19, 1999. There was no interim dividend.

YEAR 2000 COMPLIANCE

    There has been widespread publicity about the difficulties which could be encountered by computer systems when the date changes to the year 2000. The "Year 2000" issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. As a result, computer equipment, software and other devices with embedded technology that is time-sensitive may not be able to distinguish between the year 1900 and the year 2000 and may encounter system failures. The Company recognizes the importance of this issue and, in order to have its critical IT and non-IT systems compliant before that date, projects are under way in its offices around the world to implement the actions required to achieve readiness for the Year 2000.

    The project is sponsored by the Chairman and directed by a Year 2000 Steering Committee which includes a further two executive Directors of the Company. Regional Project Offices have been established to coordinate the project and to guide each local Saatchi & Saatchi office to Year 2000 readiness.

    The project is being effected in phases - inventory, strategy and implementation, testing and rollout. In the Group's North American operations, the inventory and strategy phases of the project have been completed and the implementation, testing and rollout phase is well underway. In the Group's operations elsewhere, the inventory and strategy phases have either been completed or are nearing completion and the implementation phase has commenced. It is currently anticipated that the Group's business critical systems will be ready for the Year 2000 by the end of the third calendar quarter of 1999.

    The Group is also working with suppliers and clients to minimize any potential supply chain disruption and is in communication with critical suppliers to gain assurance of an uninterrupted service in the event of a Year 2000 failure. The Group has received certification of Year 2000 compliance from Donovan Data Systems Ltd, the supplier of media buying and financial recordkeeping software used by the Group's largest offices.

    The out-of-pocket costs incurred on the Year 2000 project to December 31, 1998 amounted to L0.4 million, and it is estimated that a further L1.1 million will be required to complete the project. These costs include the modification, testing and replacement of equipment to achieve Year 2000 compliance together with consultants' fees. These costs will be funded from operating cash flows. The majority of these costs will be funded by individual operations with the remainder being borne centrally.

    The Company believes that the area of greatest risk to the Group's operations relates to significant third parties failing to remedy their Year 2000 issues in a timely manner. Many of these third parties are themselves dependent on technology and a Year 2000 failure has therefore the potential to disrupt the Group's workflow and internal process. If such a failure led to a reduction in quality of service to our clients this could damage our reputation and have a significant impact on the Group's results.

    In view of these risks, contingency plans are being prepared for each of the systems, services and processes deemed critical to the Company's operations. These contingency plans will detail how to manage the effects of business interruption, in particular during the actual transition from 1999 to 2000, and will include plans for a short term alternative method of operation as well as a recovery plan for returning to full service. The Company is targeting to complete these contingency plans by October 31, 1999.

    There can be no assurance that Year 2000 remediation by the Group or third parties will be properly and timely completed, and failure to do so may have a material adverse effect on the financial condition and results of operations of the Group. The actual effect of the Year 2000 issue on the Group depends on uncertainties, including, but not limited to, the following: (i) uncertainties relating to the ability of the Group to identify and address Year 2000 issues successfully and in a timely manner and at costs that are reasonably in line with the Group's estimates; and (ii) the ability of the Group's clients, vendors, suppliers and other service providers to identify and address successfully their Year 2000 compliance issues.

EURO CONVERSION

    On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The transition period for the introduction of the Euro is between January 1, 1999 and June 30, 2002. The Group has significant operations within the European Union.

    In early 1998, the Company established a dedicated steering committee to address the issues raised by the introduction of the Euro. The Company is making all the necessary changes to its internal systems and the timing of the phasing out of all uses of the existing currencies will comply with European Council regulations and be coordinated to meet the requirements of our clients and suppliers.

    Since January 1, 1999, the Company has undertaken Euro contracts covering foreign exchange forward contracts and swaps that arise from intercompany transactions. The Company does not presently expect that introduction of the Euro will result in any material increase in costs to the Company.

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

    The Group's primary sources of liquidity following the Demerger are its cash flow from operations and bank facilities.

Net Indebtedness

    The Company has a capital structure consisting of senior debt and equity. Senior debt consists primarily of a bank facility of up to $155.5 million, the covenants and terms of which are governed by the Bank Facility Agreement. The facility will mature in 2002 and has scheduled principal reductions of $18 million in 1999, $20 million in 2000 and $25 million in 2001.

    The Bank Facility Agreement requires the Company to comply with certain financial and other covenants relating to gross interest cover, total cash cover, maximum gross debt and maximum gross borrowings. It also contains provisions whereby, on the happening of certain specified events of default, the amount made available could be declared immediately due and payable. These events of default include breach of the above covenants and cross-default by certain companies in the Saatchi & Saatchi Group in respect of indebtedness over a specified amount or any change of control of the Company. The facility is secured by guarantees from certain members of the Saatchi & Saatchi Group (or, where guarantees are not possible, share charges over such companies) such that at all times the aggregate of the revenues of those companies that have given guarantees (or whose shares have been charged) will equal at least 60 percent of the Saatchi & Saatchi Group's consolidated revenues. Fixed and floating charges over the assets of the Company and certain of its subsidiaries and share pledges over the shares owned by members of the Saatchi & Saatchi Group in various subsidiaries have also been given.

    The facilities are in part required for the cyclical working capital needs of the Group and in part provide a margin to finance any unforeseen contingency.

    Cyclical needs arise both during each month, derived from the media payment cycles in each country, and through the year during periods of high advertising activity. The Group has significant cash balances in its international operations. These balances are required primarily to finance the working capital cycles of the individual country operations.

    The table below sets out certain cash flow items for the three years ended December 31, 1998 and extracted from the Financial Statements appearing elsewhere herein.


                                                        Years ended December 31,
                                            1998                 1997                1996
                                            ----                 ----                ----
                                                             (L million)
Cash flow items

Cash flow from operating activities       38.7                  52.5                 37.9

Cash outflow from returns on
investments and servicing of finance      (4.9)                (16.2)               (10.0)

Tax paid                                  (4.5)                 (3.8)                (0.3)
Cash outflow from capital
expenditure and financial investment     (16.1)                (15.7)               (13.6)

Cash inflow/(outflow) from
acquisitions and disposals                11.2                 161.5                (10.8)

Equity dividends paid                     (2.7)                 --                    --

Management of liquid resources              --                  17.1                  --
                                          -------           --------              -------
Cash inflow before financing              21.7                 195.4                  3.2
Net cash outflow from financing          (30.9)               (204.3)               (15.6)
                                          -------           ---------             -------
Decrease in cash in the period            (9.2)                 (8.9)               (12.4)
                                          =====             =========             ========


Cash Flows from Operating Activities

    In the year ended December 31, 1998, cash generated by operations totaled L38.7 million compared with L52.5 million and L37.9 million in 1997 and 1996, respectively. In the year ended December 31, 1998, there was a working capital inflow of L0.7 million, compared with an inflow of L19.7 million in 1997 and an inflow of L12.1 million in 1996.

    Payments in respect of unutilized real estate, which have been provided for in prior years, were L7.2 million in the year ended December 31, 1998. Payments in respect of unutilized real estate were L11.8 million in 1997 and L12.0 million in 1996. The Group expects these payments to reduce in future years. They represent the future rent expense and related cost of leasehold property (net of estimated sublease income) where the property is vacant or currently not planned to be used for continuing operations. The majority of the Group's surplus property is sublet, but generally at lower rents than the Group pays for the space. The excess space has arisen mainly from a reduction in headcount following the loss of certain clients and the restructuring of the Group's businesses in prior years.

Cash Outflows from Returns on Investments and Servicing of Finance

    Cash outflows from returns on investments and servicing of finance relate principally to net interest expense. In the years ended December 31, 1998, 1997 and 1996, the cash outflows were L4.9 million, L16.2 million and L10.0 million, respectively. The decrease in 1998 primarily reflected the capital structure following the Demerger.

Tax Paid

    Net tax payments were L4.5 million in the year ended December 31, 1998 compared to L3.8 million in 1997 and L0.3 million in 1996. In 1997 and 1996 the tax paid was lower than the tax charge in the statement of operations because of several non-recurring cash recoveries related to prior years.

Capital Expenditure and Financial Investment

    In the year ended December 31, 1998, the Group invested L11.7 million in capital expenditure net of proceeds from fixed asset disposals compared to L12.0 million in 1997 and L13.6 million in 1996. The level of capital expenditure for all periods presented was lower than depreciation charged.

    An employee trust purchased Ordinary shares in the Company at a cost of L5.6 million, of which L4.9 million was paid in 1998 and the balance was paid in early 1999. The shares purchased by the Company will be used in the future to satisfy options held by employees participating in Shareforce, an international sharesave scheme, and to satisfy phantom options issued to a senior executive. See "Options to Purchase Securities from Registrant or Subsidiaries--Employee Share Schemes."

Acquisitions and Disposals

    Payments in respect of acquisitions were L7.0 million in the year ended December 31, 1998 compared to L7.9 million and L20.8 million in 1997 and 1996, respectively. At December 31, 1998, the Group's estimated deferred consideration in respect of past acquisitions is L1.5 million, which is fully accrued.

    In the year ended December 31, 1998, the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

    There were no material disposals in the year ended December 31, 1997. Disposals of L9.5 million in 1996 primarily represented the cash proceeds from the sale of the Group's remaining interest in KDW.

Management of Liquid Resources

    In the year ended December 31, 1997, the Group disposed of its shares in Interpublic Group of Companies Inc. ("IPG"), issued following the sale of KDW to IPG in 1996. There were no movements in management of liquid resources in either 1998 or 1996.

Financing Activities

    The Group's financing arrangements as presented in 1996 to 1997 reflect Cordiant's financing arrangements and not the arrangements that took effect following the Demerger.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

    The Company does not speculate in derivative financial instruments.

Foreign Exchange

    The Company publishes its consolidated financial statements in pounds sterling. A substantial majority of the Company's profits are denominated in foreign currencies, primarily the US dollar (68% of 1998 operating profit). As a result, the Company is subject to foreign exchange risk due to the effects that foreign currency movements have on the Company's translation of results. In order to provide a partial hedge against these exposures, the majority of the Group's borrowings and interest expense are denominated in foreign currencies (primarily US Dollars). The Company estimates that a 10% movement in the US dollar/pound exchange rate would lead to a change in operating profit of approximately L2.3 million.

    Trading foreign exchange exposures, where they arise, are hedged via the spot and forward exchange markets.

Interest Rates

    In order to reduce the Company's exposure to adverse interest movements, the Company has entered into interest rate caps which protect the majority of core borrowings. The Company's weighted average interest rate for 1998 was 7.1%. The Company estimates that if the 1998 interest rates had been 1 percentage point higher, the net interest expense would have increased by L0.5 million.

Item 10.  Directors and Executive Officers of Registrant.

     Charles T. Scott resigned as Chairman of the Company on December 31, 1998.


     The Directors and Executive Officers of the Company are set out below:


     Name                   Position                                    Age

Bill Cochrane *             Finance Director                             47

Susan W. Day                Group Treasurer                              43

Fiona M. Evans              Company Secretary                            33

Ian Irvine                  Non-Executive Director                       62

Ken Olshan                  Non-Executive Director                       66

Kevin J. Roberts *          Director, Chief Executive Officer            49

Bob Seelert *               Chairman                                     56

Wendy Smyth *               Director of Corporate Affairs                45

Sir Peter Walters           Non-Executive Director                       68

David I. C. Weatherseed     Deputy Finance Director                      47

---------

*   Member of the Executive Committee

Biographies

Executive Directors

Bill Cochrane. Mr. Cochrane has been a Director of the Company since September 1997 and became Finance Director with effect from January 1, 1999. He joined Saatchi & Saatchi Advertising in the United States in May 1982 as Controller of International Operations. He was promoted to Chief Financial Officer of Saatchi & Saatchi North America in 1989 and to Chief Financial Officer of S&S in 1992. Prior to joining S&S, he spent seven years at Arthur Andersen & Co., where he qualified as a Certified Public Accountant.

Kevin J. Roberts. Mr. Roberts has been a Director of the Company since September 1997 and became Chief Executive Officer of the Company with effect from January 1, 1999. He joined S&S in May 1997 as Chief Executive Officer of Saatchi & Saatchi Worldwide when he was appointed to the Board of Cordiant. He has previously worked at Gillette Company and Procter & Gamble dealing with product development and marketing. In 1982, he became President and Chief Executive Officer of Pepsi-Cola, Middle East and was promoted in 1987 to President and Chief Executive Officer of Pepsi-Cola, Canada. In 1989, he was appointed Director and Chief Operating Officer of Lion Nathan Limited, a brewery group listed on the New Zealand Stock Exchange. He is a Director of the New Zealand Rugby Football Union and a Senior Fellow of the University of Waikato.

Bob Seelert. Mr. Seelert has been a Director of the Company since September 1997 and became Chairman with effect from January 1, 1999. He joined Cordiant as Chief Executive Officer in July 1995 and was appointed to the Board of Directors in August 1995. He served as Chief Executive Officer from the Demerger until January 1999. From 1966 to 1989 he worked for General Foods Corporation where from 1986 until 1989 he was President and Chief Executive Officer for the Worldwide Coffee and International Foods division. He was President and Chief Executive Officer of Topco Associates Inc. from 1989 to 1991 and President and Chief Executive Officer of Kayser Roth Corporation from 1991 to 1994. He is a non-executive director of The Stride Rite Corporation.

Wendy Smyth. Mrs. Smyth has been Director of Corporate Affairs with effect from January 1, 1999. She was Finance Director from September 1997 until January 1999. She joined the Company in 1982 in the United States and was appointed Regional Finance Director in 1984. She was the Finance Director of Saatchi & Saatchi Advertising International from 1986 to 1989 and then became Finance Director of Cordiant's Communications Division. In July 1991 she became Chief Financial Officer of Cordiant and was appointed to the Board of Directors of Cordiant in April 1993 as Finance Director.

Non-Executive Directors

Ian Irvine. Mr. Irvine has been a Director of the Company since May 1998. He is currently Chairman of Capital Radio plc, Dawson International plc, Southern Star Circle Ltd., a UK subsidiary of Southern Star (Australia), and Primetime plc. He served as a director of Reed International Plc from 1987 to 1997 and was also appointed chairman of Reed International Plc and co-chairman of Reed Elsevier Plc.

Ken Olshan. Mr. Olshan was appointed a non-executive director of the Company on January 1, 1998. Mr. Olshan was Chairman and Chief Executive Officer of Wells Rich Greene BDDP, a New York based advertising agency, from 1990 to 1995. He is currently a director of Footstar, Inc. and a private consultant.

Sir Peter Walters. Sir Peter Walters has been a Director of the Company since September 1997. He is Chairman of SmithKline Beecham plc and Deputy Chairman of EMI Group plc. From 1991 to 1994 he was Chairman of Midland Bank plc and is currently Deputy Chairman of its parent, HSBC Holdings plc. He is Chancellor of the Institute of Directors, Chairman of the Trustees of the Institute of Economic Affairs, Chairman of the Trustees of the Police Foundation and a member of the Advisory Board of the LEK Partnership. He was Managing Director of BP plc from 1973 to 1980 and Executive Chairman from 1981 to 1990. He joined the Board of Cordiant in January 1994.

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

David I. C. Weatherseed. Mr. Weatherseed joined Cordiant in 1990 as Group Controller. In 1997 he was appointed Deputy Finance Director of the Company.

Re-election of Directors

    The Articles provide that at every Annual General Meeting of the Company any Director appointed since the last Annual General Meeting and subsequently once every three years are required to retire and may, if eligible, stand for re-election.

Corporate Governance

    From the time of the Demerger until the appointment of Mr. Irvine on May 1, 1998, the Group did not have three fully independent non-executive Directors. In most other respects the Company has complied with the requirements of the principles set out in Section 1 of the Combined Code annexed to the Listing Rules of the London Stock Exchange.

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

    The Remuneration Committee gives full consideration to the principles set out in Section 1 of the Combined Code annexed to the Listing Rules of the London Stock Exchange, as the policy of the Company is to establish a remuneration strategy which rewards individual performance and enhances shareholder value by creating a greater community of interest between shareholders and employees.

                                                    Directors Interests

                          Date of          Beneficially owned       Ordinary              Equity
                        Appointment         Ordinary shares      share options     Participation Rights
 Bill Cochrane          Sep 3, 1997             36,121              216,854                  909,090
 Ian Irvine             May 1, 1998                  0                    0                        0
 Ken Olshan             Jan 1, 1998              8,000                    0                        0
 Kevin Roberts          Sep 3, 1997                  0              454,687                1,090,909
 Bob Seelert*           Sep 3, 1997            178,098              219,849                1,090,909
 Wendy Smyth            Sep 3, 1997              5,083              654,532                  545,454
 Sir Peter Walters      Sep 3, 1997              5,000                    0                        0
---------------------
*    In addition, Mr. Seelert has 1,527,363 phantom share options.

     The Directors' interests in the Company's share capital have not changed since December 31, 1998. Other Directors holding office in the year ended December 31, 1998 were Charles Scott, who resigned on December 31, 1998.

     None of the Directors at any time during the period ended December 31, 1998 had any material interest in any contracts with the Company or any of its subsidiaries. None of the Directors at any time during the period ended December 31, 1998 or subsequent to December 31, 1998 was interested in any debentures of the Company or shares or debentures of the Company's subsidiaries.

Item 11.  Compensation of Directors and Officers.

    In 1998, the aggregate amount of compensation paid or accrued for all Directors and Executive Officers as a group (11 persons) who served the Company following the Demerger was L3,207,000. Such compensation was primarily in the form of salaries and fees and included L391,000 set aside for pension plans.

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

    The table below reports remuneration by the Company for the year ended December 31, 1998.

                                                               Year Ended December 31, 1998
                                       -----------------------------------------------------------------------------

                                             Salary                              Retirement
                                        or fees and bonus    Benefits           contributions          Total
                                             L000              L000                L000                 L000
                                        ----------------- -------------      -----------------     ----------
Executive Directors:
Bob Seelert                                    780                37                   114               931
Bill Cochrane                                  313                14                     3               330
Kevin Roberts                                  788                53                   176             1,017
Wendy Smyth                                    215                14                    21               250

Non-executive Directors:
Charles Scott                                  148                --                    54               202
Ian Irvine                                      21                --                    --                21
Kenneth Olshan                                  30                --                    --                30
Sir Peter Walters                               30                --                    --                30

Executive Officers as a group                  359                14                    23               332

     Total                                   2,684               132                   391             3,207

    Details of the service agreements for the Directors of the Company are set out below.

Bob Seelert

    From the time of the Demerger until January 1, 1999, Mr. Seelert was employed under a service agreement with the Company and Saatchi & Saatchi Compton Worldwide Inc. dated September 30, 1997 as Chief Executive Officer of Saatchi & Saatchi plc.

    With effect from January 1, 1999, Mr. Seelert entered into a new service agreement with the Company and Saatchi & Saatchi Compton Worldwide, Inc. to be chairman of Saatchi & Saatchi plc. His salary was reduced from $750,000 to $400,000, and he will no longer receive a bonus.

    Mr. Seelert's service agreement may be terminated on 12 months' notice given by either party to the other, provided that if there is a change of control of the Company, and his employment is terminated by the Company within two years of such change of control (other than for cause, death or disability or by his resignation without good reason), Mr. Seelert is entitled to the payment of a sum equivalent to two years' gross salary and benefits, including pension contributions. Under the new service agreement, Mr. Seelert will work not less than 122 days a year.

    Under the service agreement, if Mr. Seelert terminates his employment by reason of a material change in his duties or responsibilities, a reduction in his benefits, a substantial relocation of his office or his non re-election to the Board, he will be entitled to 12 months' gross basic salary and benefits, subject to mitigation. If Mr. Seelert's employment is terminated by reason of his death or disability he will be entitled to 12 months' gross basic salary and benefits.

    Mr. Seelert is entitled to certain other benefits in kind, including the provision of a fully expensed automobile, medical, disability and life insurance and travel allowances.

    Mr. Seelert has an unfunded personal retirement benefit scheme involving notional employer contributions at the rate of 5.5 percent of salary up to June 30, 1998 and thereafter 6.25 percent of salary, in each case every three months. Interest accrues on these notional contributions at 8 percent per annum.

    Details of the manner in which phantom share options, granted to Mr. Seelert under his prior service agreement, were dealt with in connection with the Demerger are set forth in "Options to Purchase Securities from Registrant or Subsidiaries."

Wendy Smyth

    Mrs. Smyth was employed as Finance Director under a service agreement with the Company dated September 30, 1997. With effect from January 1, 1999, Mrs. Smyth entered into a new service agreement with the Company as Director of Corporate Affairs.

    Mrs. Smyth is contracted to work for four days each week and her salary is L145,000 per annum. Mrs. Smyth's service agreement may be terminated on 12 months' notice given by either party to the other. Under Mrs. Smyth's service agreement, if there is a change of control of the Company and her employment is terminated by the Company without notice within two years of such change of control (other than for cause or disability), Mrs. Smyth is entitled to the payment of a sum equivalent to two years' gross salary, target bonuses of 40 percent of gross salary per year and benefits, including pension contributions.

    Mrs. Smyth is currently entitled to participate in annual discretionary bonus arrangements based on revenues and earnings per share in the year in question and calculated by reference to a bonus matrix which is determined each year by the Remuneration Committee of the Board. For 1997, Mrs. Smyth's target bonus was 40 percent of her gross basic salary. For 1998, the annual bonus was a percentage of salary based on revenue and earnings of the Company.

    In addition, Mrs. Smyth is entitled to certain other benefits in kind, including the provision of an automobile allowance, medical, disability and life insurance.

    Mrs. Smyth is also a member of the Cordiant Group Pension Scheme. The amount of the increase in pension during the year was L434, the accumulated total amount as of December 31, 1998 in respect of the accrued benefit being L44,811 and the transfer value (less contributions by Mrs. Smyth of L7,250) of the relevant increase in accrued benefit was L5,436.

Kevin Roberts

    Mr. Roberts was employed as Chief Executive Officer of S&S under a service agreement made in April 1997 with Saatchi & Saatchi North America, Inc. With effect from January 1, 1999, Mr. Roberts is separately employed by Saatchi & Saatchi North America, Inc. ("SSNA") and by the Company for his time spent in the US and UK, respectively. Elsewhere his services to the Group are provided by Red Rose Limited. These agreements may be terminated on 12 months' notice by either party, provided that, if there is a change of control and his employment is terminated without notice within two years of the change, other than for cause, death or disability, he is entitled to two years gross salary, target bonuses of 70% of gross salary and benefits which include pension contributions. His salary during the year was increased from $700,000 to $800,000.

    Mr. Roberts is entitled to participate in annual discretionary bonus arrangements calculated by reference to revenue growth and margin targets of the Company which will be determined each year by the Remuneration Committee. For 1998 his annual bonus was a percentage of salary based on the profitability of S&S and the revenue and earnings of the Group.

    In addition, Mr. Roberts is entitled to certain other benefits in kind, including the provision of a fully expensed motor car, disability and life insurance and travel allowances. He is also entitled to a supplemental pension payment on June 1, 2000 of $549,982. He will also receive a proportion of this supplemental pension payment if his employment ceases before that date by reason of his death or disability or if his service agreement is terminated by SSNA (other than for cause).

Bill Cochrane

    With effect from January 1, 1999, Mr. Cochrane has entered into a new contract with SSNA and is now Finance Director. His salary is $350,000 per annum.

    Mr. Cochrane's service agreement provides that he may terminate his employment on 12 months' notice to SSNA. If SSNA terminates Mr. Cochrane's employment for any reason other than for cause, or if his employment is terminated by his death or disability, or if he ceases to be a Director of the Company (other than due to his death, disability or resignation), he will be entitled to a lump sum payment equal to 140 percent of his annual salary. If there is a change of control of the Company and his employment is terminated by the Company within two years of such change of control (other than for cause, death or disability), Mr. Cochrane is entitled to the payment of a sum equivalent to two years' gross salary, target bonuses and benefits, including pension contributions. He is also entitled to the same payment if, within two years of such change of control, he terminates his employment as a result of material changes being made to his duties, responsibilities or position, a reduction in his salary, a change of his place of work or substantially increased travel requirements.

    During 1998, Mr. Cochrane was entitled to participate in annual discretionary bonus arrangements based on revenues and earnings per share in the year in question and calculated by reference to a bonus matrix determined by the Remuneration Committee. For 1998, Mr. Cochrane's target bonus was 40 percent of his gross basic salary based on a combination of the revenue and profitability of S&S and the revenue and earnings of the Company.

    In addition, Mr. Cochrane is entitled to certain other benefits in kind, including the provision of a fully expensed motor car, medical, disability and life insurance.

    The terms of an agreement dated May 1, 1984, under which Mr. Cochrane is entitled to deferred compensation equal to $1,200,000 payable in five equal annual installments that began on January 2, 1998, have been incorporated into his service agreement. Mr. Cochrane is also a member of the SSNA 401k plan, and $4,800 was contributed on his behalf in 1998.

    If Mr. Cochrane ceases to be in full-time employment with SSNA on or after his fifty-fifth birthday for any reason other than his death, he will be entitled to receive an amount equal to the present value of the right to receive $30,000 in cash on each of the first 10 anniversaries of the date on which he ceases to be a full time employee. However, this entitlement will only apply if he provides consultancy services to SSNA on an exclusive basis during such period.

Non-Executive Directors

Sir Peter Walters

    Sir Peter Walters was appointed as a non-executive Director of the Company for a term lasting three years from the Effective Date under a letter of appointment dated September 15, 1997. He is paid annual fees of L20,000 together with allowances of L600 for each Board and Committee meeting attended in person or L500 for each Board and Committee meeting attended by telephone and L250 per calendar quarter for acting as Chairman of any Committee of the Board. He does not participate in any incentive or benefit schemes of the Group.

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

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

    Employee Share Schemes

    The Company has two employee share schemes, which came into effect upon the consummation of the Demerger. They are the Saatchi & Saatchi Equity Participation Plan (the "Equity Participation Plan" or "EPP") and the Saatchi & Saatchi Performance Share Option Scheme (the "Performance Share Option Scheme"). Participants in the Equity Participation Plan are not eligible to be granted options under the Performance Share Option Scheme. The schemes are being operated in conjunction with the Saatchi & Saatchi Employee Benefit Trust (the "Trust").

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

    Thirty-two employees and Directors currently participate in the EPP and cash payments of L1,648,143 have been received, which, if maximum performance targets are to be met, would give rise to an issue of 11,703,862 Ordinary shares. A further grant was made on March 12, 1999 which would give rise to an issue of 700,000 Ordinary shares to seven individuals. Further awards will only be made within the period of 42 days following the announcement of the Group's results for any period or at any time if the Trustee determines that exceptional circumstances (such as the recruitment of a senior employee or executive director) so warrant.

    The maximum number of Ordinary shares which participants may become entitled to acquire will be eight times the number that could have been bought with the original investment at market value on the day preceding the date of award. The exact number of Ordinary shares which may be acquired will be determined by the performance formula described below.

    With the exception of Directors of the Company, the number of Ordinary shares that a participant may acquire will be determined by measuring the annual growth in earnings per share ("EPS") of the Company over a three year period ("EPS Performance"). For the initial awards the base year for measuring EPS
Performance is 1997. The adjusted EPS figure used for that year is 6.74p, calculated on the basis of the pro forma "headline earnings" using the Institute of Investment Management and Research guidelines (although the Trustee has the ability to adjust this figure if the Trustee considers it appropriate to exclude certain items including exceptional items such as the costs of the Demerger and other significant non-recurring items).

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

    Fifty-four employees currently participate in the Performance Share Option Scheme and waive remuneration over a three-year period of L726,000 and, if maximum performance targets are met, this would give rise to an issue of 7,094,220 shares.

    A further grant was made on March 12, 1999 to three individuals which would give rise to an issue of 330,000 shares.

    Normally options may only be granted by the Trustee during the period commencing on, and ending 42 days after the announcement of the Group's results for any period and at any time if the Trustee determines that exceptional circumstances (such as the recruitment of a senior employee or executive Director) so warrant.

    Options will lapse unless the option holder agrees within 150 days of the grant of the option to sacrifice an aggregate amount of salary and/or bonus (not exceeding L50,000) over a period not exceeding three years equal to one eleventh of the aggregate exercise price of the Ordinary shares under option. The amount so sacrificed is not offset against the exercise price payable.

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

    Holders of executive options under the former Cordiant share option schemes who are employed by the Saatchi & Saatchi Group agreed to cancel their former Cordiant options in return for the grant of replacement options over Ordinary shares. Each replacement option is over the same number of Ordinary shares and has the same exercise price, exercise period and performance conditions as the option over Cordiant shares which it replaced. For Cordiant employees who ceased to be employed by Cordiant as a result of the Demerger, and employees of Zenith and The Facilities Group who held executive options under the former Cordiant share option schemes, the same principles applied except that their replacement options were split 50/50 between options over CCG shares and options over Ordinary shares.

    Each Demerger Scheme mirrors, as far as practicable, the terms of the former Cordiant share option scheme to which it relates. None of the Demerger Schemes is approved by the Inland Revenue.

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

(f)   Shareforce

    During the year, the Company set up an international sharesave scheme called Shareforce. Invitations were sent out to all worldwide employees in September 1998. Any employee who chose to participate in Shareforce opened an account with an independent savings institution and agreed to save an amount between L5 and L250 per month, or an equivalent amount in local currency, for a period of three years.

    The shares that will be used to satisfy the options are existing shares purchased in the market by a Jersey-based employee benefit trust established by the Company in 1998.

    The following chart shows as of May 12, 1999 the total number of Ordinary shares subject to outstanding options, the purchase price of the Ordinary shares pursuant to the options and the expiration date of the options:

                            Number of                      Purchase                    Expiration Date
Option Scheme               Ordinary shares                   Price                        of Options
Demerger Executive
(No. 2 Scheme)                     718,001                 108 p to 135 p                June 2001-
                                                                                         April 2002

Demerger                         5,037,395                  73 p to 132 p                May 2002-
Performance Share                                                                        Dec. 2004
Option Scheme

Performance Share                7,424,220                 110 p to                      Dec. 2004-
Option Scheme                                              190p                          March 2006

Sharesave 1995                     767,145                  64 p                         Dec. 2000

Shareforce                       2,977,738                  88 p to                      Dec. 2001-
                                                            90p                          May 2002

    As at May 12, 1999, there are awards over 12,403,862 shares under the Equity Participation Plan which are exercisable between December 2000 and March 2006.

    As of May 12, 1999, the number of Ordinary shares subject to options, excluding phantom options, granted to the Directors and Executive Officers of the Company was as follows:

Name                                                 Number of Ordinary shares*
Bill Cochrane                                               1,125,944
Kevin J. Roberts                                            1,545,596
Bob Seelert                                                 1,310,758
Wendy Smyth                                                 1,199,986

*    Includes   909,090,   1,090,909,   1,090,909  and  545,454,   respectively,
     attributable to options under the Equity Participation Plan for Bill Cochrane, Kevin Roberts, Bob Seelert and Wendy Smyth, respectively. These amounts represent the maximum number of Ordinary shares subject to such options.

     The table below describes the various share options awarded to the Directors of the Company as of May 12, 1999.

                       Executive Directors' Share Options
                                                            Exercuse
                              Scheme             Date of    Price per    Subscription        Total         Exercise Period
                                                  grant     Share      number of shares  exercise price
Bob Seelert         Demerger Performance          Aug 1995         95p       219,849            208,857           to Dec 2004
                    Phantom Options**             Aug 1995         95p       487,131            462,774           to Dec 2004
                    Phantom Options**             Apr 1996        130p       540,538            702,699           to Dec 2004
                    Phantom Options**             Apr 1997        132p       499,694            659,596     Apr 2000-Dec 2004
                                                                           ---------          ---------
                             Total                                         1,747,212          2,033,926

Wendy Smyth         Demerger Executive (No. 2)    Jun 1991        135p        82,327            111,141           to Jun 2001
                    Demerger Executive (No. 2)    Apr 1992        107p        68,605             73,407           to Apr 2002
                    Demerger Executive (No.       Apr 1992        107p        68,605             73,407           to Apr 2002
                             2)*
                    Demerger Performance*         May 1995         73p        67,498             49,274     May 2000-May 2002
                    Demerger Performance*         Aug 1995         95p        67,497             64,122     Aug 2000-Aug 2002
                    Demerger Performance          Apr 1996        130p        75,000             97,500           to Dec 2004
                    Demerger Performance*         Apr 1996        130p        75,000             97,500     Apr 2001-Apr 2003
                    Demerger Performance          Apr 1997        132p        75,000             99,000     Apr 2000-Dec 2004
                    Demerger Performance*         Apr 1997        132p        75,000             99,000     Apr 2002-Dec 2004
                                                                              ------            -------
                             Total                                           654,532            764,351

Bill Cochrane       Demerger Performance          May 1995         73p        33,427              24,402          to May 2004
                    Demerger Performance          Aug 1995         95p        33,427              31,756         to Dec. 2004
                    Demerger Performance          Apr 1996        130p        37,500              48,750         to Dec. 2004
                    Demerger Performance*         Apr 1996        130p        37,500              48,750    Apr 2001-Apr 2003
                    Demerger Performance          Apr 1997        132p        37,500              49,500   Apr 2000-Dec. 2004
                    Demerger Performance*         Apr 1997        132p        37,500              49,500   Apr 2002-Dec. 2004
                                                                              ------            --------
                             Total                                           216,854            252,658

Kevin J. Roberts    Demerger Performance         June 1997        124p       227,344            281,907 June 2000 to Dec 2004
                    Demerger Performance*        June 1997        124p       227,343            281,905 June 2002 to Dec 2004
                                                                             -------         ----------
                             Total                                           454,687            563,812

------------------------------------------------------------------------------------------------------------
All  exercise  prices  for the share  option  schemes  have been  rounded to the nearest pence.

No Director exercised options under any of the share option schemes during the period from January 1, 1999 through May 14, 1999.

*        Denotes Super Options

** Denotes phantom options which track real options, paying cash rather than converting into shares.


                                                   Directors' Equity Participation Plan Grants

                                                                         Contribution
                                              Date of    Maximum Number        paid
                         Scheme                grant       of Shares            (L)          Vesting Period
 R. Seelert     Equity Participation Plan     Dec 1997      1,090,909        150,000       Dec 2000 - Dec 2001
 W. Cochrane    Equity Participation Plan     Dec 1997        909,090        125,000       Dec 2000 - Dec 2001
 K. Roberts     Equity Participation Plan     Dec 1997      1,090,909        150,000       Dec 2000 - Dec 2001
 W. Smyth       Equity Participation Plan     Dec 1997        545,454         75,000       Dec 2000 - Dec 2001

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

                                    PART III

Item 15.  Defaults Upon Senior Securities.

    Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

    Not applicable.

                                     PART IV

Item 17.  Financial Statements.

    The Company has elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements.

    The Company's financial statements and the report thereon by its Independent Auditor listed below and set forth on pages F-1 to F-54 herein are hereby incorporated by reference into this Item 18.

     (a)  Independent Auditor's Report dated March 25, 1999.

     (b) Consolidated statements of operations of the Company and subsidiaries for years ended December 31, 1998, 1997 and 1996.

     (c) Consolidated balance sheets of the Company and subsidiaries as of December 31, 1998 and 1997.

     (d) Consolidated statements of shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1998, 1997 and 1996.

Item 19.  Financial Statements and Exhibits.

     (a)  Financial Statements

     (1) Consolidated statements of operations of the Company and subsidiaries for years ended December 31, 1998, 1997 and 1996. (Pages F-2 and F-3)

     (2) Consolidated balance sheets of the Company and subsidiaries as of December 31, 1998 and 1997. (Pages F-5 and F-6)

     (3) Consolidated statements of shareholders' deficiency and other share capital, total recognized gains and losses, and cash flows of the Company and subsidiaries for years ended December 31, 1998, 1997 and 1996 (Pages F-7, F-8, F-9 and F-10)

     (b)  Exhibits

     2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.

     3.1  Consent of Independent Auditor.

                                    SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SAATCHI & SAATCHI PLC



                                            By: /s/ David I. C. Weatherseed
                                               ----------------------------
                                               Name:  David I. C. Weatherseed
                                               Title: Deputy Finance Director



Date:  June 2, 1999

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Saatchi & Saatchi plc:

We have audited the accompanying consolidated balance sheets of Saatchi & Saatchi plc and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' deficiency, total recognized gains and losses and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saatchi & Saatchi plc and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended December 31, 1998 and shareholders' deficiency at December 31, 1998 and 1997 to the extent summarized in note 39 to the consolidated financial statements.

                                               /s/ KPMG AUDIT PLC
                                               -------------------------
                                               KPMG AUDIT PLC
                                               CHARTERED ACCOUNTANTS
                                               REGISTERED AUDITOR

London, England
March 25, 1999


                                    SAATCHI & SAATCHI PLC
                                       AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      Year ended December 31,
                                                        Notes        1998       1997      1996
                                                                   L million  L million  L million
Turnover
  Group and share of joint venture                                 2,606.9   2,469.6      2,528.7
  Less:  share of joint venture                                     (716.0)   (490.9)      (578.3)
                                                                    -------   ------       ------
Group turnover                                                     1,890.9   1,978.7      1,950.4
                                                                   =======   =======      =======

Commission and fee income
  Ongoing businesses and share of joint venture                      400.2     397.7        393.5
  Disposed businesses                                                 17.1       1.5          2.1
  Less:  share of joint venture                                      (37.2)    (21.0)       (20.3)
                                                                     -----     -----        -----
Group revenue                                                        380.1     378.2        375.3

Operating and administrative expenses                   4/5         (334.7)   (333.6)      (354.0)
Depreciation and amortization                                        (14.0)    (14.9)       (14.3)
                                                                     -----     -----        -----
Group operating profit                                                31.4      29.7          7.0

Share of operating profit in joint venture                             3.6       0.9          0.1

Profit on disposal of businesses                        3/5            6.1       4.3         17.7
                                                                      ----      ----         ----
Profit before interest and tax                                        41.1      34.9         24.8

Exceptional demerger reorganization item                5                -     764.5           -
                                                                      ----     -----        -----
                                                                      41.1     799.4         24.8

Net interest (payable) receivable and similar items
  Net dividends from CCG companies prior
     to the demerger                                                     -      10.4          7.8
  Joint venture                                                        0.3       1.1          1.1
  Other                                                 7             (4.6)    (14.5)       (15.2)
                                                                      -----    ------       ------
Profit before taxation                                                36.8     796.4         18.5

Tax charge on profit                                    8            (10.3)     (8.2)        (4.5)
                                                                     ------     -----        -----

Profit after taxation                                                 26.5     788.2         14.0

Minority interests                                                    (1.5)     (0.6)        (0.4)
                                                                      -----     -----        -----

Net income                                                            25.0     787.6         13.6

Proposed dividend                                                     (3.1)     (2.7)           -
                                                                      -----     -----        ----

Retained profit                                                       21.9     784.9         13.6
                                                                      ----     -----         ----


                                    SAATCHI & SAATCHI PLC
                                       AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

                                                                      Year ended December 31,
                                                        Notes        1998       1997      1996
                                                                   L million  L million  L million
Earnings per Ordinary share                             9

Basic                                                                 11.3p    354.9p        6.1p
Diluted                                                               11.2p    353.7p        6.1p

All of the above figures relate to continuing operations.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

The net interest, taxation and earnings per share for the years ended December 31, 1997 and 1996 were significantly affected by the financing and taxation profile of the Cordiant Group. In addition, operating profit in the years ended December 31, 1997 and 1996 does not reflect the new trading arrangements with Zenith. Accordingly, the amounts of those items included for those years are not representative of those which arise following the Demerger.

     In 1998 the Group disposed of its interest in Siegel & Gale for US$33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

There is no difference between the total reported results in the periods and those on an historical cost basis.

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                           December 31,
                                                                   -----------------------------
                                                                       1998           1997
                                                                       ----           ----
                                                        Notes                      (Restated)
                                                                     L million      L million
ASSETS
Current assets:
  Cash and short-term deposits                                             30.8           57.5
  Short-term investments
    Shares - listed overseas                               11               0.2            0.2
  Accounts and other receivables,
    prepayments and accrued income                         12/13          238.9          258.4
  Billable production                                      13              18.3           20.0
                                                                           ----           ----
     Total current assets                                                 288.2          336.1
                                                                          -----          -----

Investments:
  Treasury stock                                                            5.6            -
  Other                                                                     7.0            4.0
                                                                            ---          -----
                                                           14              12.6            4.0
                                                                           ----            ---
Long-term receivables:
    Accounts and other receivables, prepayments
        and accrued income                                 12               4.5            5.0
Intangible assets net of amortization - goodwill           15               5.8            -
Properties, furniture, equipment and
  motor vehicles                                           16              77.3           84.4
                                                                          -----          -----

     Total assets                                                         388.4          429.5
                                                                          =====          =====

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
  Bank loans and overdrafts                                17               4.1           21.4
  Accounts payable, other liabilities and
    accrued expenses                                       18             313.1          333.8
  Taxation and social security                                             12.7           10.8
                                                                         ------        -------
     Total current liabilities                                            329.9          366.0
                                                                          -----          -----

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (Continued)


                                                                           December 31,
                                                                   -----------------------------
                                                                       1998           1997
                                                                       ----           ----
                                                        Notes                      (Restated)
                                                                     L million      L million
Long-term liabilities:
  Accounts payable, other liabilities and
    accrued expenses                                     18                26.6            4.7
  Investment in joint venture:                           19
    Share of gross assets                                                 (76.9)         (51.7)
    Share of gross liabilities                                             90.6           66.0
                                                                           ----           ----
                                                                           13.7           14.3
                                                                           ----           ----
  Property, pension and other provisions                 20                51.6           74.9
  Long-term debt                                         21                47.5           81.4
  Taxation and other social security                                       23.4           23.3
  Minority interests                                                        3.5            2.2
                                                                        -------        -------
     Total long-term liabilities                                          166.3          200.8
                                                                          -----          -----
     Total liabilities                                                    496.2          566.8
                                                                          -----          -----

Shareholders' deficiency
  Share capital
    Allotted, called up and fully paid:
     222,946,716 Ordinary shares of 10p each
     (1997: 221,926,993 - Ordinary shares of 10p
     each)                                                                 22.3           22.2
  Share premium                                                           103.9          102.7
  Shares to be issued                                                       1.6            -
  Accumulated deficit                                                    (235.6)        (262.2)
                                                                         -------         -----
     Shareholders' deficiency                                            (107.8)        (137.3)
                                                                         -------         -----

     Total liabilities and shareholders' deficiency                       388.4          429.5
                                                                          =====          =====

The consolidated balance sheet at December 31, 1997 has been restated following the adoption of FRS10. See "Consolidated Statements of Shareholders' Deficiency and Other Share Capital".

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                             AND OTHER SHARE CAPITAL

                  Years ended December 31, 1996, 1997 and 1998

                                                                             Accumu-
                                             Shares                           lated       Total
                         Share      Share    to be      Merger    Goodwill   earnings  shareholders'
                        Capital    premium   issued     reserve   reserves   (deficit)   deficiency
                        -------    -------   ------     -------   --------   ---------  ------------
                        L million L million  L million  L million  L million L million   L million
At January 1, 1996         22.2      102.7       -      (124.9)   (107.9)   (942.3)   (1,050.2)
Profit for the year         -          -         -         -         -        13.6        13.6
Goodwill acquired
and written off             -          -         -         -       (13.4)      -         (13.4)
Translation adjustment      -          -         -         -         -        13.3        13.3
                       ---------- ---------- --------- -------- --------- --------- -------------

At December 31, 1996       22.2      102.7       -      (124.9)   (121.3)   (915.4)   (1,036.7)
Profit for the year         -          -         -         -         -       787.6       787.6
Proposed dividend           -          -         -         -         -        (2.7)       (2.7)
Issues of Ordinary
shares net of expenses      -          -         -       124.9       -         -         124.9
Elimination of goodwill
reserves on disposals       -          -         -         -         0.2       -           0.2
Translation adjustment      -          -         -         -         -       (10.6)      (10.6)
                       ---------- ---------- --------- -------- --------- --------- -------------

At December 31, 1997       22.2      102.7       -         -      (121.1)   (141.1)     (137.3)
Prior year adjustment*      -          -         -         -       121.1    (121.1)        -
                       ---------- ---------- --------- -------- --------- --------- -------------
As restated                22.2      102.7       -         -         -      (262.2)     (137.3)
Issues of Ordinary
shares net of expenses      0.1        1.2       -         -         -         -           1.3
Shares to be issued         -          -         1.6       -         -         -           1.6
Reversal of imputed
employment charge           -          -         -         -         -         3.9         3.9
Elimination of goodwill
reserves on disposals       -          -         -         -         -         0.6         0.6
Profit for the year         -          -         -         -         -        25.0        25.0
Proposed dividend           -          -         -         -         -        (3.1)       (3.1)
Translation adjustment      -          -         -         -         -         0.2         0.2
                       ========== ========== ========= ======== ========= ========= =============
At December 31, 1998       22.3      103.9       1.6       -         -      (235.6)     (107.8)
                       ========== ========== ========= ======== ========= ========= =============

*Following the adoption of FRS10, a prior year adjustment has been made to transfer the goodwill written-off to the profit and loss account.

The profit and loss account includes L120.5 million (1997 restated: L121.1 million) of goodwill written-off against reserves.

          See accompanying notes to consolidated financial statements.

                                    SAATCHI & SAATCHI PLC
                                       AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED
                                       GAINS AND LOSSES


                                          Year ended
                                         December 31,
                         ------------------------------------------------
                             1998             1997             1996
                             ----             ----             ----
                            L million       L million         L million

Profit for the year         25.0            787.6             13.6
Translation adjustment       0.2            (10.6)            13.3
                            -----           ------            ----

Total gains recognized
 for the year               25.2            777.0             26.9
                            ====            =====             ====

See accompanying notes to consolidated financial statements.


                                    SAATCHI & SAATCHI PLC
                                       AND SUBSIDIARIES

                             CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                Years ended December 31,
                                              Notes         1998          1997         1996
                                              -----         ----          ----         ----
                                                           L million     L million   L million
Net cash inflow from operating activities       28             38.7         52.5          37.9
Dividends received from joint ventures                            -            -             -
  and associates

Returns on investments and servicing of
  finance
  Interest received                                             2.3          2.1           2.8
  Interest paid and similar charges                            (7.1)       (18.1)        (12.6)
  Interest element of finance lease
    rentals payments                                            -            -            (0.1)
Dividends paid to minorities                                   (0.1)        (0.2)         (0.1)
                                                               -----        ----          ----
Net cash outflow from returns on investments
  and servicing of finance                                     (4.9)       (16.2)        (10.0)
                                                               -----       -----         -----
Taxation
  UK tax paid                                                  (0.7)         -             -
  Overseas tax paid                                            (3.8)        (3.8)         (0.3)
                                                               -----        ----          ----
Net tax paid                                                   (4.5)        (3.8)         (0.3)
                                                               -----        -----         -----
Capital expenditure and financial investment
  Purchase of tangible fixed assets                           (11.9)       (12.0)        (14.1)
  Proceeds from sale of tangible fixed assets                   0.2          -             0.5
  Purchase of treasury stock by ESOP Trust                     (4.9)         -             -
  Purchase of other fixed asset investments                    (0.1)        (3.7)          -
  Proceeds from sale of other fixed
   asset investments                                            0.6          -             -
                                                              -----        -----         ---
Net cash outflow from capital expenditure and
  financial investment                                        (16.1)       (15.7)        (13.6)
                                                              ------       -----         -----
Acquisitions and disposals
  Purchase of subsidiary undertakings             31           (7.0)        (7.9)        (20.8)
  Cash acquired with subsidiaries                 31            -            -             0.5
  Proceeds from sale of subsidiary undertakings   31           20.3          0.1           9.5
  Cash in disposed subsidiary undertaking                      (1.2)         -             -
  Demerging CCG/Zenith companies                               (0.9)       169.3           -
                                                               -----       -----         ---
Net cash inflow (outflow) from
  acquisitions and disposals                                   11.2        161.5         (10.8)
                                                               ----        -----         -----
Dividends
  Equity dividends paid                                        (2.7)        -              -
                                                               -----      -----          ---
Net cash inflow before use of liquid
resources and financing                                        21.7        178.3           3.2
Management of liquid resources
  Disposal of current asset investments                         -           17.1           -
                                                              -----         ----         ---
Cash inflow before financing                                   21.7        195.4           3.2
                                                              -----        -----           ---



                                    SAATCHI & SAATCHI PLC
                                       AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

                                                                Years ended December 31,
                                              Notes         1998          1997         1996
                                              -----         ----          ----         ----
                                                           L million     L million   L million

Financing
  Issued and to be issued share capital                         2.9          -             -
  (Reduction)/increase in facilities                          (33.7)         0.2         (21.3)
    utilized
  Loans repaid to CCG/Zenith                                    -       (1,068.6)          -
  Loans drawn from CCG/Zenith                                   -          864.2           5.7
  Capital element of finance lease
  rental payments                                              (0.1)        (0.1)          -
                                                               -----        ----         ---
Net cash outflow from financing                               (30.9)      (204.3)        (15.6)
                                                              ------      -------        ------
Decrease in cash                                  29           (9.2)        (8.9)        (12.4)
                                                               =====        =====        ======

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Preparation

The accounts are prepared in accordance with applicable accounting standards and on the historical cost basis. During the year the Group has adopted new accounting standards: FRS10 - "Goodwill and Intangible Assets", FRS11 - "Impairment of Fixed Assets and Goodwill", and FRS14 - "Earnings per Share".

The consolidated financial statements for 1998 incorporate the financial statements of Saatchi & Saatchi plc and all its subsidiary undertakings made up to December 31, 1998.

The consolidated financial statements for 1997 were prepared on the following basis:

In accordance with an agreement dated December 14, 1997 providing for the demerger of the Saatchi & Saatchi group, Cordiant plc transferred its share in its wholly owned subsidiary Saatchi & Saatchi Holdings Limited to Saatchi & Saatchi plc. The consideration for this transfer was satisfied by the issue to Cordiant plc shareholders of one Ordinary share of 10p each in Saatchi & Saatchi plc, credited as fully paid, for each Ordinary share in Cordiant plc.

The consolidated accounts comprise the accounts of the Company and its subsidiary undertakings (collectively the Group). The consolidated accounts were prepared using merger accounting principles as if the companies, businesses and assets comprising the Group had been part of the Group for the whole of 1997, or, in the case of those companies, business and assets disposed of or acquired by Cordiant plc during this period up to or from the date control passed, as appropriate. This basis of accounting was adopted in order to show a true and fair view.

As part of the demerger restructuring, some subsidiary undertakings were themselves subject to reorganization prior to the transfer. Schedule 4A to the Companies Act 1985 and FRS6 "Acquisitions and Mergers" required such transfers to be accounted for using acquisition accounting principles. The effect of applying acquisition accounting principles to these subsidiary undertakings and businesses would have been to restate at fair value certain assets and liabilities transferred and to recognize any resulting goodwill.

The Directors considered that applying acquisition accounting to any part of the reorganization of the Group's businesses, with consequent adjustments to the fair values of the related assets and liabilities, would have failed to give a true and fair view of the Group's state of affairs and results for the shareholders since they have had a continuing interest in the Group's business both before and after demerger. Had this departure not been necessary the effect on these accounts would have been to consolidate the accounts of the subsidiary undertakings based on the fair values of the related assets at December 14, 1997 and to present the results of the Group for the period from December 14, 1997 to December 31, 1997. Owing to the number and complexity of transactions involved, it was not practicable to quantify the effect of this departure.

Note 2 - Principal Accounting Policies

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

(a)  Income Recognition

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

(b)  Revenue

Revenue represents the fees and commissions, excluding sales taxes, from services provided to clients, and is recognized generally when work is billed.

The two largest clients of the Group accounted for 31.1% of Group revenue in 1998 (1997:27.5%; 1996:26.3%).

(c)  Property Provisions

Provision is made for the future rent expense and related costs of leasehold property (net of estimated sublease income) where the property is vacant or currently not planned to be used for continuing operations.

(d)  Pension Costs

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

(e)  Leases

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future installments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element which reduces the outstanding obligation for future installments.

All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight-line basis over the life of the lease.

(f)  Goodwill

Purchased goodwill arising on acquisitions after January 1, 1998 including any additional goodwill estimated to arise from future contingent capital payments, is capitalized and amortized in the statement of operations over appropriate periods of not more than twenty years.

Prior to January 1, 1998 goodwill in respect of acquisitions was written off directly to reserves.

A charge is recognized in the Group's statement of operations in respect of any permanent diminution in the value of acquisition goodwill. Goodwill written off directly to reserves and not previously charged to the Group's statement and operations is included in determining the profit or loss on disposal.

(g)  Tangible fixed assets

Tangible  fixed  assets  are  stated  at  historical   costs  less   accumulated
depreciation. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

The cost of tangible fixed assets less estimated residual value is written off by equal annual installments over the expected useful lives of the assets as follows:

  Freehold buildings and long leasehold properties    50 years

  Furniture and equipment                             Between 4 and 10 years

  Motor vehicles                                      4 years

(h)  Investments

Except as stated below, fixed asset investments are shown at cost, less amounts provided for any permanent diminution in value.

The Group's share of the profits less losses of joint ventures and associated undertakings is included in the statement of operations and the Group's share of the investment is shown in the consolidated balance sheet. The Group's share of the profits less losses and net assets or liabilities is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

(i)  Billable Production

Billable production is valued at the lower of cost and net realizable value, and comprises mainly outlays incurred on behalf of clients.

(j)  Short-Term Investments

Short-term investments, including money market investments, are valued individually at the lower of market value on date of receipt or net realizable value at the balance sheet date. No credit is taken in the financial statements for any increase in market value at the balance sheet date.

(k)  Deferred Taxation

Deferred taxation is provided at anticipated tax rates on timing differences arising from the inclusion of items on income and expenditure in taxation computations in periods different from those in which they are included in the consolidated financial statements, to the extent that it is probable that a liability or asset will crystallize in the near future.

No provision is made for deferred tax on unremitted overseas earnings unless the Company expects them to be remitted.

(l)  Foreign Currencies

Statements of operations and cash flow statements in foreign currencies are translated into sterling at the average rates during the year, with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date. Gains of losses on translation of the opening net assets of overseas subsidiaries are taken to shareholders' deficiency. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to shareholders' deficiency. All other exchange differences are taken to the statement of operations.

Saatchi & Saatchi's principal trading currencies and the exchange rates used against pounds sterling are as follows:

                                             Average Rate                      Closing Rates
                                             ------------                      -------------
                                       Year Ended December 31,                 December 31,
                                       ------------------------                ------------
                                  1998           1997          1996          1998           1997
US Dollar                         1.66          1.64           1.56          1.66          1.65
French Franc                      9.76          9.55           7.99          9.29          9.90
Deutschmark                       2.91          2.84           2.35          2.77          2.96
Australian Dollar                 2.64          2.21           2.00          2.71          2.52
Italian Lira                     2,877         2,790          2,409         2,743         2,909
New Zealand Dollar                3.09          2.48           2.27          3.15          2.83

Note 3 - Acquisitions, Disposals and Deferred Capital Payments(1)

(1) Where applicable in this Note translations from foreign currencies are made at the rates at which the transactions were concluded.

Acquisitions

With effect from January 1996 Cordiant acquired the outstanding 47.4% of the share capital of Saatchi & Saatchi Advertising SA in France. The acquisition was completed in September 1996 for an initial consideration of L18.1 million (including L2 million to settle a bank overdraft), with further cash payments made of L3.3 million in 1997 and L2.6 million in 1998.

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

During 1998 the Group acquired the business and assets of GMG Marketing Services, a US based co-marketing company for an initial consideration of L3.1 million and further deferred consideration due of L1.5 million in 2001, dependent on performance.

In addition, the Group increased its shareholding to 80% in Sista Saatchi & Saatchi Advertising PVT Limited, a company based in India for a cash payment of L1.1 million.

Further the Group acquired 51% of the share capital of Dialog-Team Fienhold Agentur fur Dialog-Marketing GmbH, a company based in Germany for a cash payment of L0.2 million.

Goodwill arising on the 1998 acquisitions amounted to L6.0 million of which L0.2 million was charged to the statement of operations.

Disposals

The profit on disposal of businesses in 1996 of L17.7 million comprised L16.5 million from the disposal of the remaining interest in Draft Direct (formerly Kobs & Draft Worldwide) and a receipt of L1.2 million from disposals in prior years.

The 1997 profit on disposal of businesses arose from the profit on sale of the IPG stock, issued to Saatchi & Saatchi, following the acquisition of Draft Direct (formerly Kobs & Draft Worldwide) by IPG in 1996.

In 1998 the Group disposed of its interest in Siegel & Gale for US$33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

Deferred Capital Payments

The Saatchi and Saatchi Group is committed to make certain capital payments in the form of deferred consideration and to acquire certain minority interests in subsidiary undertakings. Commitments totaling L1.5 million at December 31, 1998, in respect of deferred consideration relating to the acquisition of GMG
Marketing Services has been accrued in the Group balance sheet. The Company estimates that the total payments (including interest) that will be made are as follows:

                                        1998                       1997
                                        ----                       ----
                                     L million                  L million

Due within 1 year                        -                         2.4
Due within 2-5 years                    1.5                          -
                                        ---                        ---
                                        1.5                        2.4
                                        ===                        ===

Note 4 - Operating and Administrative Expenses

Operating and administrative expenses from continuing operations included the following:

                                                           Year ended December 31,
                                                     1998           1997           1996
                                                     ----           ----           ----
                                                   L million      L million       L million
Staff and other associated costs (including
exceptional items) see Notes 5 and 6                 212.0           201.4          210.7
Hire of plant and machinery - operating
leases (see Note 27)                                   0.9             1.1            1.2
Hire of other assets - leasehold property net
of sublease income (see Note 27)                      21.3            22.1           25.2
Loss (profit) on sale of tangible fixed assets        (0.2)            -              0.2
Auditor's remuneration, including expenses             1.2             1.0            1.2
Auditor's remuneration, other than audit fees          0.2             0.1            0.4
Other administrative expenses, (including
exceptional items) - see Note 5                       99.3           107.9          115.1
                                                    ------           -----          -----
                                                     334.7           333.6          354.0
                                                     =====           =====          =====

Note 5 - Exceptional Operating and Non-Operating Items

Included in Operating and Administrative Expenses in Note 4 are the following exceptional items:


                                                           Year ended December 31,
                                                     1998           1997           1996
                                                     ----           ----           ----
Operating items                                    L million      L million       L million
Property provisions                                     -            -               8.2
Termination of a defined benefits pension plan -
  see Note 26                                           -            -               8.1
                                                       --           --              ----
Total exceptional costs included in operating profit    -            -              16.3
                                                       ==           ==              ====

Property provisions in 1996 arose from the decision to vacate surplus office space with an estimated future net rental shortfall of L8.2 million.

The pension plan costs arose from a decision taken as part of the Cordiant Group's efficiency program to terminate the defined benefits plan in the U.S. The scheme was frozen at June 30, 1996 and terminated on December 31, 1996.


                                                     Year ended December 31,
                                                1998           1997       1996
                                                ----           ----       ----
Non-operating items                           L million     L million  L million

Fundamental reorganization demerger               -           764.5          -
Profit on disposal of continuing operations      6.1            4.3        17.7
                                                 ---          -----        ----
Total profit outside  operating profit           6.1          768.8        17.7
                                                 ===          =====        ====

In 1998 the Group disposed of its interest in Siegel & Gale for US$33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

In order to implement the Demerger in 1997, intergroup indebtedness between Saatchi & Saatchi and CCG/Zenith had to be eliminated and cross holding investments transferred. This was carried out predominantly by sale, settlement, assignment and waiver and resulted in an exceptional gain of L770.6 million in 1997. This was partly offset by an additional property provision of L6.1 million, which arose as a result of the Demerger and represented the difference between the rental payable by Saatchi & Saatchi and the amounts receivable from Zenith for space sublet to them.

The 1997 profit on disposal of businesses arose from the profit on sale of the IPG stock, issued to Saatchi & Saatchi, following the acquisition of Draft Direct by IPG in 1996.

The profit on disposal of continuing operations in 1996 of L17.7 million comprised of L16.5 million in respect of the disposal of the remaining interest in KDW and the final payment of L1.2 million from Bozell in respect of the sale of the business of the Detroit office of CME.


Note 6 - Employees


                                                            Year ended December 31,
                                                      1998           1997           1996

Average number of employees of the Company by geographic area:
   North America                                      1,847          1,870          1,675
   United Kingdom                                       812            855            845
   Continental Europe, Africa & Middle East           1,368          1,428          1,047
   Asia Pacific                                       1,179          1,103          1,125
                                                      -----          -----          -----
   Average number of employees                        5,206          5,256          4,692
                                                      =====          =====          =====

                                                     L million      L million      L million
   Salaries and related costs
   Wages and salaries                                  185.1          178.5          178.3
   Social security costs                                15.7           15.8           17.0
   Pension costs*                                        7.3            7.1           15.4
   Equity Participation Plan Charge                      3.9            -              -
                                                      ------          -----          -----
                                                       212.0          201.4          210.7
                                                       =====          =====          =====

*    The pension cost for the year was L7.3 million (1997:  L7.1 million;  1996:
     L15.4 million). The 1996 pension cost included L8.1 million to terminate the defined benefits pension plan in the U.S. - see Note 26.


  Note 7 - Net Interest (Payable) Receivable and Similar Items

                                                          Year ended December 31,
                                                     1998           1997           1996
                                                     L million      L million      L million
External Interest
  Interest payable and similar charges:
  On bank loans, overdraft facilities and
  other loans required to be repaid within
  five years                                          (6.2)           (8.6)          (9.8)

  On capitalized leases and hire purchase              -               -             (0.1)

  Bank fees                                           (0.7)           (2.2)          (1.0)
                                                      -----           -----          -----
                                                      (6.9)          (10.8)         (10.9)
  Interest receivable and similar items

  Cash and deposits                                    2.3             2.3            2.6

Foreign Exchange                                       -               1.4            -

Net interest payable to CCG and Zenith                  -            ( 7.4)         ( 6.9)
                                                       ---           ------         ------
                                                      (4.6)          (14.5)         (15.2)
                                                      =====          ======         ======

The above finance charges for the years ended December 31, 1997 and 1996 were not representative of the charges that are incurred by the Group following the Demerger.

There is a gain of L1.4 million included in the net interest expense for the year ended December 31, 1997, which is the recognition of exchange differences arising on loans from subsidiaries to parent companies.

Note 8 - Taxes on Income

Taxes on income were made up as follows:


                                                   Year ended December 31,
                                            ------------------------------------
                                                  1998        1997       1996
                                                --------    --------   ------
                                                L million   L million  L million
UK corporation tax at 31.0% (1997: 31.5%;
1996: 33.0%):
        Currently payable                        1.9        0.8         0.6
        Deferred                                 -          0.2         1.0
        Relief for overseas tax                 (0.3)      (0.4)         -
                                                -----      -----       ---
                                                 1.6        0.6         1.6
Overseas taxation:
        Currently payable                        7.3        6.9         2.3
        Deferred                                 0.1        0.1        (0.2)
        Share of tax charge of associated
        undertakings                             1.3        0.6         0.8
                                                 ---        ---         ---
                                                10.3        8.2         4.5
                                                ====        ===         ===

There was no tax effect of the operating and non-operating exceptional items in 1998 (1997: Lnil; 1996: Lnil).

The taxation charge represents the sum of the tax charges of the legal entities forming part of the Group. These charges may have been affected by the surrender of losses between the members of the Group and CCG. Consequently, and for other similar reasons, the taxation charge in the years ended December 31, 1997 and 1996 are not representative of the taxation charge that will be incurred by the Saatchi & Saatchi Group following the Demerger.

Profit/(loss) before taxation is analyzed as follows:



                                           Year ended December 31,
                                   1998              1997              1996
                                   Lmillion         Lmillion          Lmillion

United Kingdom*                    10.5             842.1                9.7
Overseas                           26.3             (45.7)               8.8
                                   ----             ------               ---
                                   36.8             796.4               18.5
                                   ====             =====               ====

* After payment of interest of L0.7 million (1997: L1.1 million interest; 1996:L2.9 million receipt).

The analysis of profit before taxation for 1997 is not considered to be meaningful by the Directors, because of the exceptional Demerger reorganization credit of L764.5 million which arose in the period.

At December 31, 1998 Saatchi & Saatchi had L315 million of operating loss carryforwards expiring between 1999 and 2011. Additionally, Saatchi & Saatchi had L7 million of operating loss carryforwards which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 1999 and 2011 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Saatchi & Saatchi Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

Note 9 - Earnings Per Ordinary Share

Basic earnings per share have been calculated using earnings of L25.0 million (1997: L787.6 million; 1996: L13.6 million) and weighted average shares in issue of 221.9 million shares (1997: 221.9 million shares; 1996: 221.8 million shares). The number of shares in issue has been reduced, for both basic and diluted earnings calculations, by the weighted average of the shares acquired by the Sharesave Trust which has substantially waived its rights to dividends on these shares. Diluted earnings per share have been calculated using the same earnings on a weighted average of 224.1 million shares (1997: 222.7 million shares; 1996: 221.8 million shares). This takes into account the exercise of share options issued to Group employees and employees of Zenith, and contingently issuable shares to the extent that conditions have been met, which may be issued to Group employees and employees of Zenith, where these are expected to dilute earnings.

The earnings per share for 1997 are based on the Directors' estimated weighted average number of shares which would have been in issue for that year after taking into account the share consolidation and assuming that the Company had at all relevant times prior to the Demerger the same number of issued Ordinary shares as Cordiant.


                                                   Year ended December 31,
                          ---------------------------------------------------------------------------
                                   1998                      1997                     1996
                                        pence per                pence per                pence per
                           L million     share     L million       share      L million     share
                           ---------    ---------  ---------     ---------    ---------   ---------
Earnings                     25.0         11.3       787.6         354.9         13.6        6.1

Profit on disposal of
businesses                   (6.1)        (2.8)

Adjusted earnings            18.9          8.5
                             ====          ===

In the opinion of the Directors the additional earnings per share information given above assists in understanding the performance of the Group.

Owing to the impact of interest and taxation on profit for the years ended December 31, 1997 and 1996, which are not representative of the charges that will be incurred by the Saatchi & Saatchi Group following the Demerger, earnings per share in the years ended December 31, 1997 and 1996 are not indicative of earnings per share following the Demerger.

Note 10 - Dividend

The Board has  recommended  a final  dividend of 1.4p per Ordinary  share (1997:
1.2p; 1996: nil) at a cost of L3.1 million. The final dividend is expected to be paid on May 20, 1999 to shareholders on the register at April; 23, 1999. There was no interim dividend.

Note 11 - Short-term Investments

Short-term investments comprised overseas listed investments of L0.2 million (1997: L0.2 million) with an aggregate market value of L0.2 million (1997: L0.2 million).

Note 12 - Accounts and Other Receivables, Prepayments and Accrued Income

                                                      December 31,
                                              1998                    1997
                                             L million               L million


Due within one year

        Trade receivables                      206.8                    213.1

        Other receivables                        9.8                     23.3

        Prepayments and accrued income          19.4                     16.5

        Amounts due from CCG                     -                        5.1

        Amounts due from joint venture           2.9                      0.4
                                              ------                    -----

                                               238.9                    258.4
                                               =====                    =====

Due after one year

        Other receivables                        2.6                      2.8

        Prepayments and accrued income           1.9                      2.2
                                                 ---                      ---

                                                 4.5                      5.0
                                                 ===                      ===

Total prepayments and accrued income at December 31, 1998 amounted to L21.3 million (1997: L18.7 million).

Note 13 - Valuation and Qualifying Accounts
          ---------------------------------

                                                                Additions
                                                Balance at      charged to                 Balance at
                                               beginning of     costs and                    end of
                 Description                      period         expenses     Deductions*    period
                 -----------               -----------------------------------------------------------
                                               L million        L million     L million     L million
Year ended December 31, 1998:

        Allowance for doubtful accounts
        (deducted from accounts receivable)         7.3            0.7             -           8.0
        Allowance for non-recoverable
        billable production (deducted from
        billable production)                        2.0             -              -           2.0
Year ended December 31, 1997:

        Allowance for doubtful accounts
        (deducted from accounts receivable)         7.3             -              -           7.3
        Allowance for non-recoverable
        billable production (deducted from
        billable production)                        2.2             -            (0.2)         2.0
Year ended December 31, 1996:

        Allowance for doubtful accounts
        (deducted from accounts receivable)         7.8             -            (0.5)         7.3
        Allowance for non-recoverable
        billable production (deducted from
        billable production)                        2.5             -            (0.3)         2.2



*Substantially represents amounts utilized against non-recoverable billable production and bad debts arising during the periods.

Note 14 - Investments

                      Associated     Long term        Works        Treasury    Investments
                     undertakings   investments      of art         stock         in CCG         Total
                      L million      L million      L million      L million     L million      L million
Cost
At January 1, 1997         2.3            9.0           -              -           421.5         432.8
Translation adjustment     0.1            0.3           -              -             -             0.4
Disposals                  -             (6.1)          -              -             -            (6.1)
Demerger additions
(disposals)                -             (2.4)          3.6            -          (421.5)       (420.3)
                     -------------- ------------- -------------- ------------- ------------- --------------

At December 31, 1997       2.4            0.8           3.6            -             -             6.8
Translation adjustment     -              0.1           -              -             -             0.1
Additions                  0.1            -             -              5.6           -             5.7
Transfers                  -              3.4           -              -             -             3.4
Disposals                  -              -            (0.6)           -             -            (0.6)
                     ============== ============= ============== ============= ============= ==============

At December 31, 1998       2.5            4.3           3.0            5.6           -            15.4
                     ============== ============= ============== ============= ============= ==============

Provisions
At January 1, 1997         2.2            8.7           -              -           309.4         320.3
Translation adjustment     0.1            0.3           -              -             -             0.4
Disposals                  -             (6.1)          -              -             -            (6.1)
Demerger disposals         -             (2.4)          -              -          (309.4)       (311.8)
                     -------------- ------------- -------------- ------------- ------------- --------------

At December 31, 1997       2.3            0.5           -              -             -             2.8
Translation adjustment     -              -             -              -             -             -

                     -------------- ------------- -------------- ------------- ------------- --------------

At December 31, 1998       2.3            0.5           -              -             -             2.8
                     ============== ============= ============== ============= ============= ==============

Net book value
At December 31, 1997       0.1            0.3           3.6            -             -             4.0
                     ============== ============= ============== ============= ============= ==============

At December 31, 1998       0.2            3.8           3.0            5.6           -            12.6
                     ============== ============= ============== ============= ============= ==============


Long term investments at December 31, 1998 include L0.3 million (1997: L0.3 million) of overseas listed investments with a market value of L0.4 million (1997: L0.3 million).

At December 31, 1998, the Sharesave  Trust had 4,000,000  Ordinary shares (1997:
nil) with a market value of L5.5 million (1997: nil).

Note 15 - Intangible assets - Goodwill


                                      L million
Cost
At January 1, 1998                         -
Additions                                  6.0
                                     ==============
At January 31, 1998                        6.0
                                     ==============

Amortization
At January 1, 1998                         -
Charge for the year                        0.2
                                     ==============
At January 31, 1998                        0.2
                                     ==============

Net book value
At December 31, 1997                       -
                                     ==============
At December 31, 1998                       5.8
                                     ==============



Note 16 - Properties, Furniture, Equipment and Motor Vehicles


                                    Leasehold   Leasehold     Furniture
                         Freehold    property    property        and        Motor
                         property     - long      -short      equipment    vehicles     Total
                         L million  L million   L million     L million    L million   L million
Cost
At January 1, 1997         10.9        1.3         69.9         90.0         3.8        175.9
Translation adjustments   (1.1)        0.1         1.3          (0.8)         -         (0.5)
Additions                   -          0.2         3.1           8.7         0.5        12.5
Disposals                    -        (0.2)       (0.5)         (2.1)       (0.8)       (3.6)
                       --    -        -----       -----         -----       -----       -----
At December 31, 1997       9.8         1.4         73.8         95.8         3.5        184.3
Translation adjustment     0.7          -         (0.2)         (0.2)         -          0.3
Additions                  0.1          -          2.1           9.4         0.3        11.9
Disposals                    -           -        (2.4)         (8.4)       (1.1)      (11.9)
                       --    -      --   -        -----         -----       -----      ------
At December 31, 1998       10.6        1.4         73.3         96.6         2.7        184.6
                           ====        ===         ====         ====         ===        =====




                                    Leasehold   Leasehold    Furniture
                         Freehold   property    property        and          Motor
                         property    - long      -short      equipment     vehicles       Total
                         L million  L million   L million     L million    L million   L million

Depreciation
At January 1, 1997         2.7         0.3        20.7          62.5          2.4         88.6
Translation adjustment    (0.2)         -          0.1          (0.7)         0.1         (0.7)
Charge for the year        0.2         0.1         3.7          10.3          0.6         14.9
Disposals                    -        (0.1)       (0.5)         (1.6)        (0.7)        (2.9)
                           ---        -----       -----         -----        -----        -----

At December 31, 1997       2.7         0.3        24.0          70.5          2.4         99.9
Translation adjustment     0.2          -           -            -             -           0.2
Charge for the year        0.2         0.1         3.9          9.1           0.5         13.8
Disposals                    -           -        (0.5)        (5.2)         (0.9)        (6.6)
                           ---        -----       -----         -----        -----        -----
At December 31, 1998       3.1         0.4        27.4          74.4          2.0         107.3
                           ===         ===        ====          ====          ===         =====
Net book value
At December 31, 1997       7.1         1.1        49.8          25.3          1.1         84.4
                           ===         ===        ====          ====          ===         ====
At December 31, 1998       7.5         1.0        45.9          22.2          0.7         77.3
                           ===         ===        ====          ====          ===         ====
Net book value of
assets held under
finance leases
included above
At December 31, 1997         -           -           -           0.2            -           0.2
                           ===         ===        ====          ====          ===         ====
At December 31, 1998         -           -           -           0.2            -           0.2
                           ===         ===        ====          ====          ===         ====

Net book value of land and  buildings  at December  31,  1998 was L54.4  million
(1997: L58.0 million).

Depreciation attributable to owned fixed assets was L13.5 million (1997: L14.7 million; 1996: L13.8 million) depreciation attributable to assets held under finance leases was L0.3 million (1997: L0.2 million; 1996: L0.5 million).


The Group had the following commitments in respect of capital expenditure on properties, furniture and equipment:


                                                           December 31
                                                        1998               1997
                                                        ----               ----
                                                     L million         L million
Committed but not provided for                           0.5                0.2


Note 17 - Bank Loans and Overdrafts

                             Balance at end    Weighted average interest rate
                                of period          on interest bearing debt
                                     Year ended December 31, 1998
                             L million                            %
Bank loans and overdrafts          4.1                           7.1
                                   ===                           ===

                             Balance at end     Weighted average interest rate
                                of period           on interest bearing debt
                                     Year ended December 31, 1997
                             L million                            %
Bank loans and overdrafts         21.4                           7.3
                                  ====                           ===


An amount of L0.6 million (1997: L7.2 million) included in bank loans and overdrafts is secured by liens over assets.

Note 18 - Accounts Payable, Other Liabilities and Accrued Expenses


                                       December 31, 1998            December 31, 1997
                                   Due within     Due after     Due within     Due after
                                    one year       one year      one year       one year
                                   L million       L million     L million     L million
Accounts payable                     202.3               -        214.3               -
Payments on account                   43.5               -         35.9               -
Finance leases                         0.1               -          0.1             0.1
Amounts owed to CCG                      -               -         15.4               -
Amounts owed to joint venture          3.6               -            -               -
Proposed dividend                      3.1               -          2.7               -
Other payables                        60.5            26.6         65.4             4.6
                                      ----            ----       ------           -----
                                     313.1            26.6        333.8             4.7
                                     =====            ====      =======           =====

An amount of L0.1 million (1997: L4.2 million) included in accounts payable is secured by related trade receivables and cash balances. Liabilities under finance leases are secured on the assets leased.

The Group is committed to make certain capital payments in the form of deferred consideration for subsidiary undertakings. All such commitments totaling L1.5 million (1997: L2.4 million) have been accrued in the balance sheet. The estimated total payments are set out in Note 3.

Note 19 - Investment in Joint Venture

The following table provides a further analysis of the Company's share of the joint venture's net liabilities.
                                                        December 31,
                                           -------------------------------------
                                                  1998                  1997
                                              L million               L million

Share of assets
  Share of fixed assets                             1.6                    1.8
  Share of current assets                          75.3                   49.9
                                                   76.9                   51.7
                                           -------------------    --------------
Share of Liabilities
  Liabilities due within one year                 (90.5)                 (64.4)
  Liabilities due after one year                   (0.1)                  (1.6)
                                                  (90.6)                 (66.0)
                                           -------------------    --------------
Total share of net liabilities                    (13.7)                 (14.3)
                                           -------------------    --------------

A subsidiary of Saatchi & Saatchi plc holds 50% of the ordinary share capital of Zenith Media Holdings Ltd, a media planning and buying group. The remaining 50% is held by CCG. Up to 75% of the distributable profits of Zenith will be distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder will be retained in Zenith.

Note 20 - Property, Pension and Other Provisions

                                               Pensions and
                                            similar employment
                              Property         obligations          Other            Total
                              L million         L million          L million      L million
At January 1, 1997               60.8               13.1               0.6            74.5
Translation adjustment            1.3                0.1               0.1             1.5
Transfers                         2.3                -                 -               2.3
Charge to expense                 6.1                2.9               0.9             9.9
Utilized                        (11.8)              (0.8)             (0.7)          (13.3)
                                ------              -----             -----          ------
At December 31, 1997             58.7               15.3               0.9            74.9
Translation adjustment           (0.4)               -                 0.1            (0.3)
Transfers                        (6.8)             (12.0)              -             (18.8)
Charge to expense                 1.0                2.0               0.6             3.7
Utilized                         (7.2)              (0.2)             (0.4)           (7.8)
                                 -----              -----             -----           -----
At December 31, 1998             45.3                5.1               1.2            51.6
                                 ====                ===               ===            ====


Analysis of leasehold property provision by years

                                  December 31,
                                            ---------------------------------
                                                  1998             1997
                                              L  million        L million
 Under one year                                     4.8               7.5
 One to two years                                   3.6               6.4
 Two to five years                                 11.5              13.9
 Over five years                                   25.4              30.9
                                                   ----              ----
                                                   45.3              58.7
                                                   ====              ====
***
Note 21 - Long-Term Debt

Long term debt consisted of bank loans of L47.5 million at December 31, 1998 (1997: L81.4 million). Of the L47.5 million, L6.2 million includes bank loans secured by charges over assets and L30.7 million (1997: L74.6 million) of the long term debt is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

The core banking facility contains certain covenants which relate principally to interest cover. As of December 31, 1998 there had been no breaches of covenants or other defaults under the agreement which have caused or are likely to cause an early repayment of the debt to be enforced. The unamortized costs of the banking facility at December 31, 1998 was L1.6 million (1997: L1.9 million).

At December 31, 1998 the Group had committed core banking facilities totaling US$155.5 million (L93.7 million), of which L30.7 million were being utilized. The core banking facility will be reduced in accordance with following schedule:

 ------------------------------------------------------------------------------
                 1999          2000          2001           2002
                 $18.0m        $20.0m        $25.0m         the balance
-------------------------------------------------------------------------------

Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5% and 0.75% per annum depending upon the financial ratios of the Company.


Note 22 - Guarantees and Contingent Liabilities

Guarantees given by Saatchi & Saatchi to third parties other than CCG or Zenith amounted to L0.1 million (1997: L0.1 million).

In addition to those guarantees identified in Note 21, the Company has guaranteed L1.4 million of outstanding borrowings of subsidiary undertakings.

The Company has jointly and severally with CCG provided unlimited guarantees to the lenders, in respect of Zenith's L20.5 million bank facility agreement and has guaranteed L3.7 million in borrowings of Bates Japan Limited, provided by Yomiko Advertising, Inc. The Demerger Agreement provides for any liability under these guarantees to be shared equally between CCG and the Company.

The Saatchi & Saatchi Group has guaranteed the following obligations of CCG. CCG has agreed in the Demerger Agreement to indemnify the Group against any liability under the Group's guarantees of CCG obligations.

     The Company has guaranteed all of the obligations of Cordiant Property Holdings Limited, a member of CCG, as tenant under certain leases of premises at Lansdowne House, Berkeley Square, London for a term expiring on June 16, 2013. The current base rent under these leases amounts to L10.6 million per annum, subject to upwards only rent reviews in 2002/2003 and every five years thereafter. This property is not currently occupied by any CCG company. All of this property has been sublet, but for varying terms and at lower rents. There is also an existing guarantee from CCG which will continue.

     The Company's subsidiary, Saatchi & Saatchi Compton Worldwide, Inc. has guaranteed all of the obligations of Bates Advertising USA, Inc., a member of CCG, as tenant under certain leases of premises at 2010 Main Street, Irvine, California for a term expiring on March 3, 2003. The base rent over the remaining life of the lease totals $10.8 million. Of 73,000 rentable square feet, 24,000 is currently occupied by a CCG company. The remaining space has been sublet for varying terms and at lower rents.

     There are a number of existing guarantees by CCG in respect of obligations of certain companies in the Saatchi & Saatchi Group, including guarantees in respect of leases of premises at 375 Hudson Street, New York and certain premises in London. These and certain other existing guarantees were not released in connection with the Demerger. In the Demerger Agreement, the Company agreed to give additional, or in some cases substitute, guarantees and to indemnify CCG against any liability under its existing guarantees.

In March 1992 Saatchi & Saatchi North America, Inc. ("SSNA"), a subsidiary of Saatchi & Saatchi, disposed of the assets of its Lifestyle Marketing Group division. In 1995 a default judgment was entered by the Wayne County, Michigan Circuit Court against a party described as Lifestyle Marketing Group. The total amount of the default judgment (including interest to date) is approximately $33 million. On February 11, 1998, this court issued an Opinion and Order holding that SSNA is liable to indemnify a party which the Court referred to as Lifestyle Marketing Group or Lifestyle Marketing Group Inc. Saatchi & Saatchi has been advised by its U.S. counsel that, in its view, the Opinion and Order is based on palpable errors of fact and law. SSNA was previously dismissed from this lawsuit in March 1997 on summary judgment. SSNA is vigorously pursuing its defenses to this action through a rehearing and/or appeal.

Note 23- Deferred Taxation
         -----------------


                                                 December 31,
                                      -----------------------------------

                                             1998              1997
                                          L million         L million
Overseas deferred taxation liability        (1.8)             (1.7)
                                            =====             =====

There were no material deferred tax liabilities at December 31, 1998 (1997: nil) in respect of accelerated capital allowances. No provision is made for tax that would arise on the remittance of overseas earnings as the Company intends to keep these earnings invested locally.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements aggregated L35.2 million at December 31, 1998 (1997: L30.0 million).

Under US GAAP temporary differences at the appropriate tax rate are as follows:

                              Assets (Liabilities)
                  ---------------------------------------------
                             Year Ended December 31,
                  ---------------------------------------------
                                              1998                   1997
                                              ----                   ----
Deferred Tax Assets                         L million              L million
Accrued property rental expense                 22.4                    29.9
Accrued compensation                            10.6                     9.2
Capital loss carryforwards                       4.5                     5.1
Operating loss carryforwards                   136.4                   139.8
Interest disallowed under Section
  163(j) of the IRC                             19.1                    23.3
Difference in basis of intangible
  assets                                         1.5                     -
Other                                            4.7                     5.4
                                             -------                --------
Total deferred tax assets                      199.2                   212.7
Valuation allowance                           (190.6)                 (202.2)
                                               -----                  ------
Total deferred tax asset                         8.6                    10.5
Deferred Tax Liabilities
Accelerated depreciation on
  tangible assets                               (8.1)                   (9.3)
Differences in basis of intangible
  assets                                         -                      (0.7)
Other                                           (2.3)                   (2.2)
                                                 ---                --------
Total deferred tax liability                   (10.4)                  (12.2)
                                             --------                --------
Net deferred tax liability                      (1.8)                 ( 1.7)
                                              =======                =======


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

The net change in the valuation allowance for deferred tax assets in the period to December 31, 1998 amounted to L11.6 million (1997: L123.1 million).

Note 24 - Taxation
          --------

This largely represents corporation tax liabilities due to be paid in more than one year from the date of the consolidated financial statements. Tax liabilities due to be settled in less than one year are included under current liabilities.

Note 25 - Share Schemes
          -------------

Employee share schemes

Cordiant had three executive schemes in existence prior to the Demerger. Participants who were employed by the Saatchi & Saatchi Group were invited to cancel their options in return for replacement options over Saatchi & Saatchi shares. Replacement options are over the same number of Saatchi & Saatchi shares and have the same exercise price, exercise period and performance conditions as the old Cordiant options except that the more recent options all expire on December 15, 2004. Options granted to participants in the Cordiant executive schemes were issued at market value at time of grant. For Charles Scott, Cordiant employees who ceased to be employed by Cordiant as a result of the Demerger and employees of Zenith and The Facilities Group who held executive options under the Cordiant schemes, the same principles apply except that their replacement options have been split 50:50 between options over Saatchi & Saatchi shares and options over CCG shares.

Prior to the Demerger, Cordiant had adopted a Save As You Earn Scheme, Sharesave 1995, for UK employees, which was approved by the Inland Revenue. Eligible employees were granted options linked to a five year savings contract. The exercise price was fixed at 80% of market value at the time of grant. Saatchi & Saatchi Group employees holding these options were granted a parallel unapproved option over Saatchi & Saatchi shares which will be exercisable with the accumulated savings and interest/bonus under the Cordiant scheme. Employees of Zenith and The Facilities Group have parallel options split 50:50 between Saatchi & Saatchi shares and CCG shares.

Two new incentive schemes were introduced on Demerger, the Equity Participation Plan and Performance Share Option Scheme. These schemes are described below.

Equity Participation Plan ("EPP")

32 employees currently participate in the EPP and cash payments of L1,648,143 have been received by the Company, which, if maximum performance targets are to be met, would give rise to an issue of 11,703,862 shares.

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

One half of shares vesting will normally be receivable by participants after three years with the remainder receivable after four years.

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

Performance Share Option Scheme ("PSOS")

56 employees currently participate in the PSOS and are sacrificing remuneration of L759,000 over a three year period which, if maximum performance targets are to be met, would give rise to an issue of 7,424,220 shares. This sacrifice will not be offset against the option price payable. Participants will be eligible to exercise their options dependent on the performance of the Group over a three year period. The PSOS has similar EPS-based growth performance criteria to the EPP. One half of the eligible options may normally be exercisable after three years and the remainder after four years.

Shareforce

In October 1998, a Company wide Save As You Earn scheme, Shareforce, was introduced. Shareforce allows the Board to grant options to buy shares in the Company to those employees who enter into a three year savings contract. The price at which options may be offered is 85% of the market place.

The number of Saatchi & Saatchi shares issuable under equity participation rights or options outstanding are as follows:


                                                                                  SAYE
                                                                                   and
                                                             Executive         Shareforce
                                       Equity                 Schemes            Schemes
                                   Participation              Ordinary           Ordinary
                                       Rights                  Shares             Shares
                                   -------------             ---------         -----------
At January 1, 1996                               -          3,995,815         1,240,221
------------------------------------
Options issued during the year                   -          1,885,000                -
------------------------------------
Options exercised during the year                -            (13,721)          (4,096)
------------------------------------
Options lapsed during the year                   -           (195,520)        (139,961)
------------------------------------
                                       ---------------   ------------------   -------------
At December 31, 1996                             -          5,671,574         1,096,164

Options issued during the year                   -          2,459,687                -
Options exercised during the year                -                  -                -
Options lapsed during the year                   -           (415,976)        (123,435)
                                       ---------------   ------------------   -------------
Balance on demerger                              -          7,715,285          972,729
                                       ---------------   ------------------   -------------

Replacement options issued on                    -          7,715,285          972,729
demerger
Options issued during the period        11,876,362          7,590,000                -
Options exercised during the period              -                  -                -
Options lapsed during the period                 -                  -          (34,199)
                                       ---------------   ------------------   -------------
At December 31, 1997                    11,876,362         15,305,285          938,530

Options issued during the year             467,500            274,220         3,135,938
Options exercised during the year              (10)          (988,571)         (31,142)
Options lapsed during the year            (639,990)          (558,002)        (136,522)
                                       ---------------   ------------------   -------------
At December 31, 1998                    11,703,862         14,032,932         3,906,804
                                       ---------------   ------------------   -------------


Options outstanding at December 31, 1998 under the Company's share option schemes are shown below:


                           Original       Number of     Exercise      Exercisable    Exercisable
Scheme                     date of         shares         price           from            to
                            grant
----------------------   -------------   ------------  ------------   -------------  -------------
Demerger Executive
Scheme (No. 1)           Apr 1992*           77,863        107p       Dec 1997       Apr 1999
----------------------   -------------   ------------  ------------   -------------  -------------
Demerger Executive       Jun 1991           697,247        135p       Dec 1997       Jun 2001
Scheme (No. 2)           Apr 1992           147,502        107p       Dec 1997       Apr 2002
                         Apr 1992*          192,263        107p       Dec 1997       Apr 2002
                         Apr 1994           192,241        103p       Dec 1997       Apr 2004
----------------------   -------------   ------------  ------------   -------------  -------------
Demerger                 May 1995           353,556         73p       May 1998       Dec 2004
Performance              May 1995*          177,423         73p       May 2000       May 2002
Share Option             Aug 1995           687,183         95p       Aug 1998       Dec 2004
Scheme                   Aug 1995*           67,497         95p       Aug 2000       Aug 2002
                         Apr 1996           707,500        130p       Apr 1999       Dec 2004
                         Apr 1996*          848,750        130p       Apr 2001       Apr 2003
                         Apr 1997         1,002,500        132p       Apr 2000       Dec 2004
                         Apr 1997*        1,002,500        132p       Apr 2002       Dec 2004
                         Jun 1997           227,344        124p       Jun 2000       Dec 2004
                         Jun 1997*          227,343        124p       Jun 2002       Dec 2004

----------------------   -------------   -------------   ---------   -------------   ------------
Demerger Sharesave
Scheme                   Jun 1995            778,226         64p     Jul 2000        Dec 2000
----------------------   -------------   -------------   ---------   -------------   ------------
Performance Share
Option Scheme            Dec 1997          7,150,000        110p     Dec 2000        Dec 2004
                         May 1998            274,220        177p     May 2001        May 2005
----------------------   -------------   -------------               -------------   ------------
----------------------   -------------   -------------   ---------   -------------   ------------
Shareforce               Oct 1998          3,102,440         90p     Oct 2002        Apr 2003
                         Oct 1998             26,138         88p     Oct 2002        Apr 2003
----------------------   -------------   -------------   ---------   -------------   ------------

The options marked * are super options.

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

As at December 31, 1998, there are awards over 11,703,862 shares under the Equity Participation Plan which are exercisable between December 2000 and December 2004.

Shareforce

In countries where it was not possible to grant a share option, 337,360 share appreciation rights were granted whereby upon exercise each participant will receive a cash amount instead of shares.

Zenith Share scheme

The Company and CCG agreed an incentive scheme on Demerger for senior executives of their jointly held company, Zenith. To participate, executives have to invest in the scheme by cash payment or salary or bonus sacrifice. An award will comprise an option over shares in CCG and the Company and/or a cash reward. A participant's actual entitlement will be determined by measuring the growth in Zenith's operating profit over a three year period.

On Demerger, options over 1,078,807 Saatchi & Saatchi shares were granted with the same exercise price and period as for the Performance Share Option Scheme above.

Note 26 - Post Retirement Benefits
          ------------------------

Group employees are members of a number of pension schemes throughout the world, principally in the UK and the US. Group employees will continue to participate in the Cordiant UK schemes following the Demerger, subject to Inland Revenue approval, until alternative arrangements are established.

The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured. None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiaries.

The major schemes, which cover the majority of scheme members, are defined contribution schemes.

The pension expense for each period was as follows:



                                                              Year ended December 31,
--------------------------------------------    -----------------------------------------------------
                                                     1998                1997              1996
                                                   L million           L million          L million
                                                ----------------    ---------------    --------------
-------------------------------------------           0.6                 0.5                10 0
Defined benefit schemes*
Defined contribution schemes                          6.7                 6.6                 5.4
--------------------------------------------    ----------------    --------------- -- --------------
                                                      7.3                 7.1                15.4
--------------------------------------------    ----------------    --------------- -- --------------

* Includes an exceptional termination provision of L8.1 million in 1996.

Saatchi & Saatchi has only one UK defined benefit scheme with active membership, the Cordiant Group Pension Scheme, details of which are given below.

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

Market value of investments          L 26.2 million        L 24.4 million

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

Note 27 - Leases
          ------

The Company leases certain properties and equipment under operating leases.

Minimum payments for operating leases, before provisions for vacant property (see Note 20), having initial or remaining noncancellable terms in excess of one year are as follows:


                                                               Sublease
                                           Minimum              Rental              Net
           Years Ending                   Payments              Income            Payments
           December 31,                   --------              ------            --------
                                          L million           L million           L million
            1999                              30.4                  5.6                24.8
            2000                              26.4                  5.2                21.2
            2001                              25.2                  5.3                19.9
            2002                              24.3                  5.0                19.3
            2003                              25.6                  4.5                21.1
            Thereafter                       183.4                 12.0               171.4
                                             -----                 ----               -----

   Total minimum lease payments              315.3                 37.6               277.7
                                             =====                 ====               =====


Total expense for all operating leases was:



                                                       Year ended December 31,
                                       ---------------------------------------------------------
                                             1998              1997                1996
                                             ----              ----                ----
                                           L million        L million          L million

Total operating lease expense                28.3              29.9               32.5
Sublease rental income                       (5.8)             (6.7)              (6.1)
                                             -----             -----              -----

Net property operating lease expense         22.5              23.2               26.4
                                             ====              ====               ====




Note 28 - Reconciliation of Operating Profit to Operating Cash Flow
          ---------------------------------------------------------
                                                   Year ended December 31,
                               -----------------------------------------------------------------
                                       1998                  1997                  1996
                                       ----                  ----                  ----
                                    L million              L million             L million

Operating profit                       31.4                  29.7                   7.0
Depreciation and amortization          14.0                  14.9                  14.3
Loss (profit) on sale of
  tangible fixed assets                (0.2)                  -                     0.2
Decrease (increase) in
  billable production                   1.3                  (0.3)                  3.4
Decrease (increase) in
  receivables                           3.8                   9.8                   7.9
(Decrease) increase in
  creditors (net of                    (4.4)                 10.2                   0.8
  exceptional non cash items)
Exceptional non cash items
  (see note 5)                          -                     -                    16.3
Utilization of property
  provisions                           (7.2)                (11.8)                (12.0)
                                       -----                ------                ------
Net cash inflow to
  operating activities                 38.7                  52.5                  37.9
                                       ====                  ====                  ====

Note 29 - Reconciliation of Net Cash Flow to Movements in Net Debt
          --------------------------------------------------------


                                                                Year ended December 31,
                                                         ---------------------------------------
                                                            1998          1997         1996
                                                        L million        L million   L million
Decrease in cash in the period                                (9.2)        (8.9)         (12.4)
Cash (outflow)/inflow from decrease/
  (increase) in debt and lease financing                      33.8         (0.1)          15.6
                                                              ----         -----          ----
Change in net debt resulting from cash flow                   24.6         (9.0)           3.2
Net amounts repaid to CCG & Zenith                             -          204.4            -
Net debt repaid or forgiven as part of the
  Demerger process                                             -          855.1            -
Translation and non-cash movements                             -           (0.3)           7.2
                                                             ---           -----           ---
Movement in net debt in the period                            24.6      1,050.2           10.4
Net debt at beginning of period                              (45.5)    (1,095.7)      (1,106.1)
                                                             ------     -------        -------
Net debt at end of period                                    (20.9)       (45.5)      (1,095.7)
                                                             ======        ====        =======


Note 30 - Analysis of Net Debt
          --------------------


                                                                           Exchange and
                                At January 1,                                non-cash         At December
                                   1998           Cash flow    Demerger     movements          31, 1998
                                L million         L million    L million     L million          L million
Year to December 31, 1998
   Cash at Bank and in hand         57.5          (26.7)              -              -             30.8
   Bank overdrafts                 (20.8)          17.5               -              -             (3.3)
   External debt less than          (0.6)          (0.2)              -              -             (0.8)
   one year
   External debt greater           (81.4)           33.9              -              -             (47.5)
     than one year
   Finance leases                   (0.2)            0.1              -              -              (0.1)
                                                                      -              -
   Net amounts due from CCG           -               -            -                -               -
                                     ---           -------       --------     ----------       ------------
    and Zenith
       Total                       (45.5)          24.6               -            -                (20.9)
                                   ======          ======        =========     ==========      =============



                                                                         Exchange and
                                At January 1,                              non-cash      At December
                                    1997       Cash flow     Demerger     movements        31, 1997
                                L million      L million     L million     L million       L million
Year to December 31, 1997
   Cash at Bank and in hand    69.3          (9.4)                 -          (2.4)         57.5
   Bank overdrafts             (20.8)         0.5                  -          (0.5)        (20.8)
   External debt less than        -          (0.6)                 -            -           (0.6)
   one year
   External debt greater
     than one year             (79.1)         0.4                  -          (2.7)        (81.4)
   Finance leases               (0.3)         0.1                -              -           (0.2)
                               -----------   ---------       ---------     ----------     ------------
   Net amounts due from CCG       (30.9)       (9.0)             -           (5.6)          (45.5)
    and Zenith                  (1,064.8)      204.4           855.1          5.3               -
                                ---------    ---------       ---------     ----------     ------------
       Total                    (1,095.7)       195.4          855.1         (0.3)           (45.5)
                                =========      ======        =========     ==========     ============



                                                                        Exchange and
                                At January 1,                              non-cash        At December
                                   1996        Cash flow     Demerger     movements          31, 1996
                                L million      L million     L million    L million        L million
Year to December 31, 1996
   Cash at Bank and in hand       86.1          (13.2)            -           (3.6)            69.3
   Bank overdrafts               (20.1)           0.8             -           (1.5)           (20.8)
   External debt greater
     than one year              (107.3)          21.3             -            6.9            (79.1)
   Finance leases                 (0.3)            -              -              -             (0.3)
                                ---------      ---------      ----------   ----------      ------------
                                  (41.6)          8.9             -            1.8            (30.9)
   Net amounts due from CCG
    and Zenith                  (1,064.5)        (5.7)            -            5.4         (1,064.8)
                                ---------        -----        -----------   ---------      ------------
       Total                    (1,106.1)         3.2             -            7.2         (1,095.7)
                                =========         ===         ===========   =========      ============

Note 31 - Purchase and Sale of Subsidiary Undertakings
          --------------------------------------------

                                                      Year ended December 31,
                                      --------------------------------------------------------
                                             1998                1997              1996
                                           L million            L million         L million
 Net assets acquired
 Tangible fixed assets                        0.3                   -                 0.2
 Work in progress                                -                  -                 0.1
 Debtors                                         -                  0.1               4.9
 Cash at bank and in hand                        -                  -                 0.5
 Creditors relieved (acquired)                   2.2                8.0              (5.8)
 Minority shareholders' interest                 -                  -                10.7
                                              ------              ------           ----------
                                                 2.5                8.1              10.6
 Property revaluation*                           -                  -                 3.6
 Goodwill                                        6.0               (0.2)             13.4
                                                 ---              ------           ----------
                                                 8.5                7.9              27.6
                                                 ===              ======           ==========
 Satisfied by
 Cash                                            7.0                7.9              20.8
 Deferred consideration                          1.5                 -                5.5
 Transfer from CCG                               -                   -                1.3
                                              ------              ------             -----
                                                 8.5                7.9               27.6
                                              =======             =======            =======
 Net assets disposed of
 Tangible fixed assets                           5.3                 -                  -
 Investments                                    (0.1)               12.5               0.8
 Work in progress                                0.4                 -                  -
 Debtors                                        12.8                 0.2               3.0
 Cash at bank and in hand                        1.2                 -                  -
 Creditors                                      (6.0)                0.2              (0.2)
 Provisions for liabilities and charges          1.0                 -                  -
                                              -------              -------            -------
                                                14.6                12.9               3.6
 Goodwill                                        0.7                 -                  -
 Profit on disposal                              6.1                 4.3              17.7
 Minority interest                              (0.3)                -                  -
                                                -----              -------            -------
                                                21.1                17.2              21.3
                                                ====                ====              ======
 Satisfied by
 Cash                                           20.3                17.2               9.5
 IPG shares                                      -                   -                11.8
 Deferred consideration                         0.8                 -                  -
                                                -----              ------             ------
                                                21.1                17.2              21.3
                                                ====                ====               ====


*       Net of deferred tax provision.

     The above assets and liabilities were acquired without any need to make fair value adjustment.

The acquisitions and disposals are described in Note 3.

Note 32 - Operations by Geographic Area
          -----------------------------



                                                 Continental
                                                 Europe,Africa &
                                                   Middle
                               United   North        East        Asia                Disposed
                                                     ----
                               Kingdom  America                  Pacific   Subtotal  Businesses  Total
                               -------  -------                  -------   --------  ----------  -----
                              L million L million  L million     L million L million L million   L million
Year ended December 31, 1998
  Commission and fee income      58.2    182.3      73.9          48.6       363.0      17.1      380.1
  Trading and operating profit    7.6     20.6       4.7          (2.7)       30.2       1.2       31.4
    Total assets employed        69.0    176.8      85.3          57.3       388.4        -       388.4
  Net assets (liabilities)2      27.6    (60.1)     (5.3)        (31.9)      (69.7)       -       (69.7)
  Depreciation expense            3.4      6.7       2.0           1.7        13.8        -        13.8
  Additions to properties,        3.0      4.6       2.1           2.2        11.9        -        11.9
  furniture, etc.

Year ended December 31, 1997
  Commission and fee income      61.4    180.5      82.6          52.2       376.7       1.5      378.2
  Trading and operating profit    5.5     20.8       5.3          (1.0)       30.6      (0.9)      29.7
    Total assets employed        73.7    192.5      84.5          78.8       429.5        -       429.5
  Net assets (liabilities)2      44.1    (59.8)    (19.0)        (40.6)      (75.3)       -       (75.3)
  Depreciation expense            3.7      7.3       2.2           1.7        14.9        -        14.9
  Additions to properties,        2.2      5.9       1.9           2.5        12.5        -        12.5
  furniture, etc.



Year ended December 31, 1996
  Commission and fee income      57.6    173.1      89.2          53.3       373.2        2.1     375.3
  Trading profit                  5.4     16.0       3.6           0.3        25.3       (2.0)     23.3
  Exceptional operating items     -      (16.3)       -             -        (16.3)        -      (16.3)
  Operating profit                5.4     (0.3)      3.6           0.3         9.0       (2.0)      7.0
  Total assets employed2         93.1    212.7      94.3          68.9       469.0         -      469.0
  Net assets (liabilities)3      20.7    (69.6)     (0.4)         (0.8)      (50.1)        -      (50.1)
  Depreciation expense            4.0      6.3       2.3           1.7        14.3         -       14.3
  Additions to properties,        2.7      5.2       2.1           2.4        12.4         -        12.4
  furniture, etc.
2    Where applicable, total assets employed are shown before investments in CCG and amounts due to/from CCG/Zenith.

3 Net assets (liabilities)are stated before financial items, investments in subsidiaries, amounts due from CCG/Zenith, amounts owed to CCG/Zenith and equity accounting for Zenith. Net financial items include cash at bank, loan stock, bank overdrafts, other loans, obligations under finance leases and hire purchase commitments.


The geographic analysis of revenue, trading profit and net liabilities has been prepared on a basis that reflects the management of the operations of the Group.

Management considers that there is only one business activity, namely advertising and marketing services, and that is more appropriate to show a geographic analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

The Saatchi & Saatchi Group's customers are located throughout the world. During 1998, 1997 and 1996 two clients each accounted for more than 5% of the Group's revenue. At December 31, 1998 and 1997, no account receivable from any customer exceeded 5% of the Group's total assets.

Operating profit in 1997 and 1996 is stated after deducting net Cordiant Group corporate costs attributable to the Saatchi & Saatchi Group in 1997 of L6.6 million and in 1996 of L7.4 million. Net corporate costs have been allocated to the Saatchi & Saatchi Group, CCG and Zenith pro rata with the revenues of these groups.

Note 33 - Transactions with Related Parties
          ---------------------------------

Net charges in the ordinary course of business with the joint venture, Zenith, for media and production services together with other charges, amounted to L14.9 million for the year ended December 31, 1998 (1997: L13.6 million; 1996: L8.5 million). Balances with the joint venture are disclosed in notes 12 and 18 above, all of which are of a trading nature.

Prior to the Demerger in 1997, Saatchi & Saatchi had not operated as a separate group, and consequently there were a number of related party transactions between it and CCG, and between Saatchi & Saatchi Group, its joint venture, Zenith and its associates. These include transactions relating to treasury, insurance, taxation, information, systems support and other central services supplied by CCG to Saatchi & Saatchi.

Cordiant net corporate costs for 1997 as allocated to Saatchi & Saatchi are included in the analysis of profits as set out in note 32 above. Inter-company interest charged to the Saatchi & Saatchi Group by CCG and Zenith is set out in
note 7 above.

Note 34 - Fair Value of Financial Instruments
          -----------------------------------

Short-Term  Investments - Short-term  investments  comprise L0.2 million  (1997:
L0.2 million) of overseas listed investments which had a market value of L0.2 million (1997: L0.2 million). See note 11.

Net borrowings (excluding foreign exchange contracts) - The book value of cash, short term deposits and short term borrowings approximate to their fair values because of the short term maturity of these instruments. The fair value of long term borrowings approximate their carrying value.

Foreign exchange forward contracts - Foreign exchange forward contracts are used to hedge existing and identified future foreign currency commitments. At December 31, 1998 and 1997, the Company had L51.7 million and L25.2 million, respectively, of forward contracts outstanding, the fair value of which was not materially different from the contracted amount in either year. Financial instruments are only used to hedge underlying commercial exposures. Realized or unrealized gains and losses on forward contracts which hedge firm third party commitments are recognized in income in the same period as the underlying transaction. The Company does not speculate in derivative financial instruments.

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

Note 35 - Principal Subsidiaries and Joint Venture
          ----------------------------------------

Except where otherwise indicated the Company indirectly owned 100% of each class of the issued shares of the subsidiary undertakings listed below. All these subsidiary undertakings are advertising and marketing services companies. The country of operation and registration of the principal subsidiaries and joint venture are:

--------------------------------------------------------------------------------

England                         Saatchi & Saatchi Group Ltd

                                The Facilities Group Ltd (70%)

                                Zenith Media Holdings Ltd (50% joint venture)
--------------------------------------------------------------------------------

Australia                       Saatchi & Saatchi Advertising Pty Ltd
--------------------------------------------------------------------------------

France                          Saatchi & Saatchi France SA
--------------------------------------------------------------------------------

Germany                         Saatchi & Saatchi GmbH Werbeagentur GWA
--------------------------------------------------------------------------------

Italy                           Saatchi & Saatchi SpA
--------------------------------------------------------------------------------

New Zealand                     Saatchi & Saatchi Ltd
--------------------------------------------------------------------------------
US
                                Klemtner Advertising, Inc.

                                Rowland Worldwide, Inc.

                                Saatchi & Saatchi North America, Inc.
--------------------------------------------------------------------------------

In the opinion of the Directors, these subsidiary and joint venture undertakings principally affected the results or the assets of the Group. In addition to the companies shown in the above list the Group also holds investments in many other subsidiary undertakings. A full list of subsidiary undertakings will be filed with the Registrar of Companies.

Note 36 - Subsequent Event
          ----------------

In February 1999, the Company agreed to increase its equity investment in Nazca Saatchi & Saatchi, Inc (Nazca) from 50% to 75% and its voting rights from 37% to 75% for a consideration of US $7.0 million. Nazca, which is based in Puerto Rico has agencies in Brazil, Mexico, Puerto Rico and Venezuela and associates throughout Latin America.

Note 37 - Nature of Business
          ------------------

The Company is a multi-national advertising and marketing services business. An analysis of revenue and assets by geographic region is set out in Note 32 to the statements.

Note 38 - Companies Act 1985
          ------------------

The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended December 31, 1998. The statutory accounts for 1998 will be filed following the Company's Annual General Meeting. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237(2) or (3) of that Act.

Note 39 - United States Generally Accepted Accounting Principles
          ------------------------------------------------------

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to the profit and shareholders' deficiency which would be required if US GAAP had been applied instead of UK GAAP as set out below.

(a)     Goodwill and US purchase accounting
        Under US GAAP, goodwill and identifiable intangible assets acquired are capitalized and amortized against income; intangible assets being amortized over their economic lives which range from three to 20 years and the remaining goodwill amortized over 40 years. For US GAAP purposes, management review on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Under UK GAAP, purchased goodwill arising after ascribing fair values to all tangible assets and liabilities acquired after January 1, 1998 is capitalized and amortized over appropriate periods not exceeding 20 years. Goodwill arising on acquisitions prior to January 1, 1998, was written off against reserves. On disposal of a subsidiary, under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill not previously written off through the statement of operations. Under US GAAP the gain or loss on disposal is calculated after taking account of any related unamortized goodwill. A GAAP difference arises on the disposal of entities acquired prior to January 1, 1998, being equal to the difference between the full amount of goodwill written off to reserves under UK GAAP and the amortization charged under US GAAP.

(b)     Property leases
        Under US GAAP, total rental payments, inclusive of increases in rental charges specified in the lease, are recognized on a straight line basis over the term of the lease. These increases are recognized when payable under UK GAAP.

(c)     Long-term property provisions
        Under US GAAP, provisions for properties which are vacant or let at a loss are provided on a discounted basis after allowing for estimated subrental income, and amortization of the discount is charged to interest expense. Currently under UK GAAP, provisions for properties which are vacant or let at a loss are provided on an undiscounted basis, after allowing for estimated subrental income. From January 1, 1999, the Company will adopt FRS 12 which will recognize these provisions on a discounted basis and will require restatement of earlier periods.

(d)     Pensions
        The Statement of Financial Accounting Standards ("SFAS") No. 88, Employer's Accounting for Settlements and Curtailment of Defined Benefit Plans and for Termination Benefits, specifies the accounting treatment under US GAAP for circumstances in which there has been an irrevocable transaction that relieves the employer of primary responsibility for a pension benefit obligation and eliminates significant risk related to the obligation and the assets used to effect the settlement. As a result of the curtailment and termination of the US scheme during 1996, the related termination liability was accrued in full under UK GAAP and the additional US GAAP accrual was reversed. Additionally, under US GAAP, the Company has previously recognized an additional minimum pension liability for the US underfunded plan, representing the excess of the accumulated benefit obligations over the plan's assets. As a result of the curtailment and termination of the plan during 1996, the Company has recorded the full termination liability under UK GAAP and the additional US GAAP accrual has been reversed.

(e)     Demerger related items
        Under UK GAAP these items have been reflected in the profit and loss account. Under US GAAP they are reflected as a direct adjustment to equity.

(f)     Dividends
        Under UK GAAP Ordinary dividends proposed are provided in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(g)     Deferred taxation
        UK GAAP requires that no provision for deferred taxation should be recorded if there is reasonable evidence that such taxation will not be payable in the foreseeable future. US GAAP requires full provision of deferred taxation liabilities and permits deferred tax assets to be recognized if their realization is considered to be more likely than not. There are no deferred taxation differences presented in the reconciliation below because the Company is in a tax loss carry forward position and believes that the realization of its net deferred tax assets at this time is not considered likely.

(h)     Employee share schemes
        The Company has adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS 123. Accordingly, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Under SFAS 123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters. The former Cordiant outstanding options have been replaced by Saatchi & Saatchi options which closely mirror those presented in respect of current employees who have transferred to the Company on this basis. If the compensation cost of the options had been determined based on the fair value at the grant dates for 1998, 1997 and 1996 consistent with the method prescribed by SFAS No. 123, the Company's US GAAP net profit (loss) and earnings
        (loss) per share would have been adjusted to the revised amounts indicated below
                                           Year ended December 31
                                      1998             1997            1996
--------------------------------------------------------------------------------
Net profit (loss) in  - as reported   L12.6            L8.5            L(5.1)
L million
                      - revised       L10.7            L8.2            L(5.4)

Earnings (loss) per   - as reported     5.7p            3.8p            (2.3)p
share in pence
                      - revised         4.5p            3.8p            (2.4)p
--------------------------------------------------------------------------------

     The pro forma diluted earnings per share is the same as the revised earnings per share figure presented above. The revised amounts were determined based on employee share scheme awards in 1998, 1997, 1996 and 1995 only. Compensation cost is recognized over the expected life of the option (i.e. between 3 1/2 and 6 1/2 years). The revised amounts for compensation cost may not be indicative of the effects of net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 57.9p, 35.7p and 57.7p for options granted during the year ended December 31, 1998, 1997 and 1996, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996 respectively; dividend yields of 0% throughout, expected volatility of 32% for options issued in 1998 and 22% for those issued earlier, risk-free interest rates of 5.8%, 7.0% and 8.2% and expected lives of between 3 1/2 and 6 1/2 years.

(i) Treasury stock owned by Employee Share Option Plan (ESOP) Under UK GAAP, treasury stock purchased by the ESOP is recorded as a fixed asset investment at cost less amounts written off. Under US GAAP, treasury stock is recorded at cost and deducted from shareholders' equity.

(j)  Cash flows
     The Group Statement of Cash Flow is prepared in accordance with Financial Reporting Standard No. 1 `Cash Flow Statements' (`FRS 1'). Its objectives and principles are similar to those set out in SFAS 95. The principle difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources; and (g) financing. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and
     (c) financing. Cash flows from taxation and returns on investments and servicing of finance shown under FRS 1 would, with the exception of dividends paid, be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS
     95. Movements in short term investments would be classified as an investing activity under the SFAS 95 rather than the management of liquid resources as shown under FRS 1. Amounts resulting from the demerging of CCG/Zenith companies included in acquisitions and disposals would be presented as financing. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95.

     Had bank overdrafts been shown as a financing activity in the Group statement of cash flows the repayments would have been L48.4 million, L204.8 million and L16.4 million in the years ended December 31, 1998, 1997 and 1996 respectively. The difference between the movement above and the movement implied in note 29 is due entirely to foreign exchange.

(k)  Investment  in  joint  venture  Under  UK  GAAP,  the  Company   separately
     identifies the joint venture's turnover, operating profit and interest on the face of the profit and loss account and its share of the joint venture's tax is separately disclosed in the notes to the financial statements.

     US GAAP requires the Company to calculate its share of the income of its joint venture after excluding inter-company transactions and present such amount net of income taxes in the Statement of Operations. Accordingly, the following table sets out the selected operating data on a UK GAAP basis adjusted for these presentation differences.



                                                            Year ended December 31,
                                             1998                1997                1996
                                            L million        L million           L million
         -----------------------------  ------------------ ------------------- --------------
         Share of operating profit
         (loss) in joint venture              2.4                0.6               (0.3)
         Share of net interest
         receivable from joint                0.2                0.8                0.7
         venture
         Profit on ordinary
         activities before tax               38.5              795.8               17.7
         Tax charge on profit on
         ordinary activities                  9.0                7.6                3.7
         ----------------------------- ------------------ ------------------- -------------------

        Summary financial information in respect of Zenith is set out below:

                                                     Year ended December 31,
         ----------------------------------------------------------------------------------------
         Consolidated summary profit         1998                1997                1996
         & loss account                   L million           L million           L million

         -----------------------------  -----------------  ------------------  ------------------
         Revenue                             49.1               41.9               40.6

         Operating profit                     4.9                1.5                0.2

         Profit on ordinary
         activities before tax                5.3                3.7                2.3

         Profit for the period                3.5                2.5                0.8
         ----------------------------- ------------------ ------------------- -------------------





                                                                          December 31,
         --------------------------------------------------------------------------------------
         Consolidated summary statement of net liabilities           1998             1997
                                                                  L million          L million
         ----------------------------------------------------    ------------     ------------
         Fixed assets                                                3.2              3.6

         Current assets                                            150.7             99.8

         Current liabilities                                      (180.9)          (128.7)

         Other long term creditors and provisions                   (0.2)            (3.2)
         ----------------------------------------------------    -------------    -------------
         Net liabilities                                              (27.2)           (28.5)
         ----------------------------------------------------    -------------    -------------





                                                                Year ended December 31,
 ---------------------------------------------    ----------------------------------------------------
 Effect on net earnings of differences               1998          1998          1997         1996
 between US and UK GAAP                           $million*     L million      L million    L million
                                         Ref.:
 ---------------------------------------------    -----------    ----------   -----------   ----------
 Profit for the year in conformity                   41.5          25.0           787.6         13.6
 with UK GAAP

 US GAAP adjustments

 Amortization of goodwill and other      (a)        (10.1)         (6.1)           (6.2)        (6.2)
 intangibles  in accordance with US
 purchase accounting

 Straight lining of property leases      (b)        (0.2)          (0.1)        (1.0)         (2.4)

 Increase (decrease) in long-term        (c)        (3.3)          (2.0)         7.5           0.1
 property provisions

 Amortization of discount on property    (c)        (7.0)          (4.2)        (4.5)         (4.3)
 provisions

 Pension settlements                     (d)          -              -            -            1.8

 Fundamental reorganization - Demerger   (e)          -              -         (764.5)          -

 Net dividends received from CCG         (e)          -              -          (10.4)        (7.8)
 companies prior to the Demerger
 --------------------------------------- -----    -----------    ----------   -----------   ----------

 Net profit applicable to Ordinary                   20.9          12.6          8.5          (5.2)
 shareholders in conformity with US
 GAAP
 --------------------------------------- -----    -----------    ----------   -----------   ----------

 Net profit/(loss) applicable per                   $0.09          5.7p          3.8p        (2.3)p
 Ordinary share - basic

 Average number of Ordinary shares (in              221.9          221.9        221.9         221.8
 millions)

 Net profit/(loss) per  Ordinary share              $0.09          5.6p          3.8p        (2.3)p
 - diluted

 Average number of Ordinary shares -                224.1          224.1        222.6         221.8
 diluted (in millions)**
 --------------------------------------- -----    -----------    ----------   -----------   ----------



                                                                               December 31,
 --------------------------------------------------------- ----   ---------------------------------------
 Cumulative effect on shareholder's deficiency of                    1998          1998          1997
 differences between US and UK GAAP                               $million*     L million     L million
 --------------------------------------------------------- ----   -----------    ----------   -----------
 Equity shareholders' funds in conformity with UK GAAP             (178.9)        (107.8)      (137.3)

 US GAAP adjustments

 Goodwill and US purchase accounting in respect of         (a)
 acquisitions and joint venture

    Cost                                                            287.3          173.1        183.5

    Accumulated amortization                                       (115.3)        (69.5)        (71.4)

 Straight lining of property leases                        (b)      (39.0)        (23.5)        (23.6)

 Discount on property provisions                           (c)       28.2          17.0          23.4

 Dividends                                                 (f)       5.1            3.1           2.7

 Treasury stock owned by Employee Share Option Plan        (i)      (9.1)          (5.5)           -
 --------------------------------------------------------- ----   -----------    ----------   -----------
  Ordinary shareholders' deficiency in conformity with US GAAP
                                                                    (21.7)        (13.1)        (22.7)
 --------------------------------------------------------- ----   -----------    ----------   -----------

*These figures have been translated at the closing rate on December 31, 1998 (L1: $1.66) for convenience purposes.
**The effect of potential ordinary shares (share options outstanding) for the year ended December 31, 1996 is anti-dilutive. Accordingly, diluted loss per share does not assume the exercise of share options outstanding.

Comprehensive Income

Comprehensive income which under US GAAP is required to be disclosed for the first time in 1998, is defined as all changes in equity of a business enterprise during a period, except investments by, and distributions to equity owners. Accordingly, comprehensive income consists of net income and other items that are reflected in stockholders' equity on the balance sheet and have been excluded from the income statement. Such items of other comprehensive income include foreign currency translation adjustments, and unrealised gains on securities available for sale. December 31,



                                                            December 31,
---------------------------------------------    -------------------------------------
Comprehensive  Income                             1998           1998        1997
                                                 $million*    Lmillion    Lmillion
---------------------------------------------    -------------------------------------
Net profit in accordance with US GAAP              20.9          12.6         8.5

Translation differences                             0.3           0.2       (10.6)

Holding gain on securities available for sale       0.2           0.1           -
----------------------------------------------   -----------   -----------   -----------
                                                   21.4          12.9        (2.1)
 ----------------------------------------------  -----------   -----------   -----------



(l)  Prospective Accounting Pronouncements
     Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. While scheduled to be effective for us in the year 2000, there is a proposal to delay the implementation of the statement for one year. The Company has not completed its analysis of the impact of this statement on the consolidated financial statements.

     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company is required to adopt both new statements in the first quarter of 1999. The adoption of these statements is not expected to have a material effect on the consolidated financial statements.

                                     EXHIBIT INDEX



2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.

3.1  Consent of Independent Auditor.