Form 20-F
SAATCHI & SAATCHI PLC //
filed 2000-06-30
CIK 1050952

As filed with the Securities and Exchange Commission on June 30, 2000


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 224,356,523
                            ________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes|X| No|_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

INTRODUCTION

     Unless the context otherwise requires, the term the "Company," as used herein shall mean Saatchi & Saatchi plc, which was formed as a private limited company in England and Wales on January 26, 1990 under the Companies Act and was re-registered as a public limited company on September 4, 1997 in connection with the Demerger (as defined below). Unless the context otherwise requires, the "Group" and the "Saatchi & Saatchi Group" mean the Company and its subsidiaries. Unless the context otherwise requires, "Cordiant" shall mean Cordiant plc and its subsidiaries in relation to the period prior to the Demerger and "CCG" or "CCG Group" shall mean Cordiant Communications Group plc and its subsidiaries after the Demerger. The term "Ordinary shares" refers to the Ordinary shares of 10p each of the Company. The term "Financial Statements" shall mean the audited consolidated financial statements and notes thereto of Saatchi & Saatchi plc as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 included elsewhere herein. The term "Unaudited Pro Forma Financial Information for 1997" shall mean the unaudited pro forma financial information for 1997 included in this Report.

     The Company's financial statements appearing in this annual report are expressed in pounds sterling ("L"). References to "US dollars" or "$" are to United States dollars and references to "pounds sterling" "L", "pence" or "p" are to UK currency. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1999 was L1.00 to $1.61. Unless otherwise specified, translations into US dollars contained herein are made at the Noon Buying Rate on December 31, 1999. The Noon Buying Rate on June 20, 2000 was L1.00 to $1.51.

     References in this document to the "Companies Act" are to the Companies Act 1985, as amended, of England and Wales and references to the "Articles" are to the Company's Memorandum and Articles of Association.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Industry Background" relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Group's performance, particularly in "Description of Business-General", "Description of Business-Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subheading "Industry Background". The Group's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the general level of advertising expenditures in the Group's markets referred to above, the Group's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations-Introduction", and the overall level of economic activity in the Group's major markets as discussed above. The Group's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                     PART I

Item 1.  Description of Business.

GENERAL

     The businesses that comprise the Saatchi & Saatchi Group were transferred to the Saatchi & Saatchi Group from Cordiant in connection with the demerger of those businesses from Cordiant in December 1997 (the "Demerger"). Prior to the Demerger, Cordiant was the holding company for a group of advertising and creative marketing communications businesses, including the Saatchi & Saatchi advertising network ("S&S").

     Since its beginning in 1970, the Saatchi & Saatchi name has been synonymous with highly creative, ground-breaking advertising. In 1975, the Saatchi & Saatchi advertising agency was merged with Compton Partners Limited. During the 1980s, an international advertising network was formed, primarily through a series of acquisitions which included Compton Communications, Inc. and Dancer-Fitzgerald-Sample, Inc. In 1995, the S&S network was expanded to Latin America through an equity investment in NAZCA S&S, which was increased to a majority holding in early 1999. Investments have also been made in other developing markets, including China and India. As a result of these developments, S&S is today a worldwide advertising network with 152 offices and affiliated agencies located in 92 countries.

     In 1985, The Rowland Company, a US strategic communications firm, was acquired by Cordiant. In 1987, The Facilities Group Limited ("The Facilities Group") was formed through the amalgamation of a group of companies providing specialist advertising production services in design, print and television. Following the Demerger, the Saatchi & Saatchi Group retained the Rowland Company and a 70 percent shareholding in The Facilities Group with the remainder held by CCG. These creative communications businesses have developed during the 1990s by providing services to independent clients and S&S.

     In 1988, Zenith Media Buying Services Ltd. was formed. The operation was renamed Zenith Media Worldwide ("Zenith") in 1991 and in 1992 extended its services to include media planning. Following the Demerger, the Saatchi & Saatchi Group and CCG each retained a 50 percent shareholding in Zenith, which is accounted for as a joint venture.

     As a result of the Demerger, the Company and CCG are separate publicly traded companies and operate independently of each other. Neither company has any interest in the shares of the other. However, the Company and certain companies that became its subsidiaries as a result of the Demerger entered into certain agreements and arrangements with CCG and Zenith in order to enable the Demerger to be carried out, allocate responsibility for certain obligations, provide for certain transitional arrangements and otherwise define their relationship following the Demerger. The terms of these agreements and arrangements are principally governed by a Demerger Agreement, dated September 30, 1997, between Cordiant, the Company and CCG (the "Demerger Agreement"). These arrangements are described herein under "Description of Property" and "Options to Purchase Securities from Registrant or Subsidiaries."

RECENT DEVELOPMENTS

     On June 20, 2000, the Company and Publicis S.A. ("Publicis") announced that they had reached agreement on the terms of a proposed merger to be implemented by way of a scheme of arrangement under the UK Companies Act 1985. Shareholders of the Company will receive 1.64 shares of Publicis ("New Publicis Shares") for every 100 Ordinary shares of the Company. In addition, Company shareholders will receive one Publicis contingent value right ("Publicis CVR") with each New Publicis Share, which will entitle the holder to a cash payment if the price of the Publicis shares falls below a certain level. The exchange ratio is subject to an adjustment mechanism that is intended to maintain, subject to certain limitations, the value of the Publicis shares to be received by the Company's shareholders in the merger in the event of changes in the market price of Publicis shares and the exchange rate between the Euro and the pound sterling (the "Adjustment Mechanism").

     Subject  to  the  Adjustment  Mechanism,  and  assuming  full  exercise  of outstanding Company options, existing Publicis shareholders will own approximately 69% and former Company shareholders will own approximately 31% of the combined company.

     The merger will be subject to certain conditions including the approval of the Company's shareholders and Publicis' shareholders and the sanction of the High Court of Justice in England and Wales. Subject to such conditions, the Merger is expected to become effective by the middle of September 2000. Additional details regarding the merger are set forth in the Company's Report on Form 6-K, filed on June 22, 2000.

     The Company's principal corporate offices are located at 83/89 Whitfield Street, London W1A 4XA, England, telephone number +44-(0)20-7436-4000.

ORGANIZATION AND SERVICES

     The Saatchi & Saatchi Group's operations consist of advertising and other creative marketing services including strategic communications, pre-production services and media planning and buying. The Group's principal activities are organized as follows:

Organization                                     Activities
------------                                     ----------
Advertising

S&S                                              Advertising and creative
                                                 marketing services
Marketing communications services

Rowland Worldwide                                Strategic communications

The Facilities Group1                            Pre-production services in
                                                 design, print and television
Media services

Zenith Media Worldwide2                          Media planning and buying


1 Owned 70 percent by the Group and 30 percent by CCG.

2 Owned 50 percent by the Group and 50 percent by CCG.


Advertising

     S&S is headquartered in New York and currently has 152 offices and affiliated agencies located in 92 countries. It has a reputation for outstanding creative ability and benefits from long-standing relationships with many multinational clients. In 1999, advertising accounted for approximately 93 percent of the Saatchi & Saatchi Group's revenues.

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

     Clients

     In 1999, S&S's ten largest clients accounted for approximately 53 percent of the Saatchi & Saatchi Group's revenues. The two largest clients, Toyota and Procter & Gamble, accounted for 19.3 percent and 13.6 percent, respectively, of the Saatchi & Saatchi Group's revenues in 1999. In 1999, S&S served approximately 43 clients in five or more countries. Details of S&S's largest clients in 1999 and recent significant new business wins from existing and new clients are set forth below:

                                   S&S Clients

                                                                       Number of countries     Year relationship
                                                                        in which serviced      first established
                                                                        -----------------      -----------------
Largest clients in 1999                American Home Products                  35                   1983
                                       DuPont                                  23                   1949
                                       General Mills                            1                   1924
                                       Hewlett-Packard                         45                   1974
                                       Johnson & Johnson                       36                   1971
                                       Pharmacia Upjohn                         1                   1999
                                       Procter & Gamble                        65                   1921
                                       Sony                                    32                   1999
                                       Toyota                                  31                   1975
                                       VISA                                    34                   1990

     Business   wins   in  1999   included   Sony-Europe,   Celebrity   Cruises,
Galaxo-Relenza, Unum Provident, Preussen Elektra, Iams, DuPont and Hewlett Packard. Business losses in 1999 included Delta, France Telecom, Norwich Union and Sanitarium.

Network expertise

     The network includes a separately branded healthcare marketing agency called Klemtner Advertising. In addition, S&S has established a number of teams to develop a greater understanding of certain specialist sectors. These include Saatchi Rowland in Rochester (formally Saatchi & Saatchi Business Communications) for business-to-business communications, Saatchi & Saatchi Vision for interactive and three dimensional media, Kid Connection for youth marketing, GMG for co-marketing and HealthCare Connection for healthcare marketing.

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

Marketing Communications Services

    Rowland Worldwide

     Rowland Worldwide is the Saatchi & Saatchi Group's international strategic communications consulting firm. Headquartered in New York, the Rowland Worldwide network has three core operating centers in London, New York and Sydney, with an additional six owned offices and 32 affiliated offices.

     Rowland's global network brings together for its clients strategic communications capabilities, expertise and local market knowledge to influence diverse and changing audiences worldwide. Rowland works with client companies to build their reputations and their businesses through strategic cross-disciplinary applications of communication techniques. These services assist clients in marketing new or existing products, defining business strategies, managing crises, addressing community issues and presenting financial results and business strategies. Rowland Worldwide advises clients on project-specific or long-term assignments. Its principal clients include Cadbury Schweppes, Canon, DuPont, European Space Agency, Johnson & Johnson and Smirnoff.

     The Facilities Group

     Based in central London, The Facilities Group provides a comprehensive range of technical and creative services in the areas of design, print, artwork, audio visual, multimedia and television production. Its revenues are derived from both S&S and a number of independent accounts. The business operates from a single site and provides 24 hour coverage. This helps to reduce production times and to add a high level of security to clients' projects.

     As a result of the Demerger, the Saatchi & Saatchi Group has a 70 percent shareholding in The Facilities Group with the remaining 30 percent held by CCG.

     The Company, CCG, Saatchi & Saatchi (Central Services) Limited ("SSCSL") and The Facilities Group, entered into a shareholders' agreement ("The Facilities Group Agreement") to regulate the relationship between the Company and CCG as shareholders of The Facilities Group. The Company is a party to that agreement in order to guarantee the obligations of SSCSL. SSCSL holds 70 percent of the outstanding shares of The Facilities Group and CCG holds 30 percent. The Facilities Group Agreement provides that the day to day management of The Facilities Group is undertaken by three executive Directors. The Company is entitled to appoint two directors and CCG is entitled to appoint one. The agreement also contains provisions relating to the transfer of shares.

     The distributable profits of The Facilities Group are divided between shareholders in the proportions in which The Facilities Group receives revenue from clients of each shareholder. Revenue of The Facilities Group not attributable to clients of either shareholder is divided in proportion to the shareholdings.

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

Media Services

     Zenith Media Worldwide

     Zenith  is  a  specialist  media  services  and  planning  agency.   It  is
headquartered in London and has 56 offices in 33 countries across Europe, the US and Asia Pacific with representative offices in a further 60 countries.

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

     Zenith provides its services to clients of S&S and Bates Worldwide. In addition, in 1999 approximately 67% of its revenues were generated from Zenith's own client list. Zenith's major direct clients include Alcatel, Bell Atlantic, Bristol Myers, British Telecom, Campbell's, CIBA, Continental, Electrolux, Ferragamo, HSBC, KFC and Lloyds TSB.

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

                                              Geographic Analysis of S&S Revenue in 1999

                                          Percentage of the Group's             Percentage of worldwide
                                                 ongoing revenue(1)              advertising expenditure(2)
                                                                (%)                                     (%)
 ---------------------------------- -------------------------------- ------------------------------------
 United Kingdom...................                             14.7                                  6.9
 North America....................                             49.3                                 40.1
 Continental Europe, Africa and                                18.3                                 21.6
 the Middle East..................
 Asia Pacific.....................                             13.1                                 10.8
 Latin America....................                              4.6                                 20.6
 Total............................                            100.0                                100.0
 ---------------------------------- -------------------------------- ------------------------------------

(1)  Ongoing revenue excludes revenue from disposed businesses.

(2)  Source:  Zenith   Media   Worldwide,   Advertising  Expenditure  Forecasts,
     January 2000.


     In North America, the Saatchi & Saatchi Group's relative share is based on S&S's relationships with a number of major US companies. The high share in the UK reflects the strong position of S&S's London office. In Continental Europe, Africa and the Middle East, the network's development is broadly in line with the market, with significant contributions from France, Germany and Italy. In Asia Pacific, the network receives significant contributions from Australia, China (including Hong Kong), New Zealand and Singapore. Nearly all national advertising markets are dominated by the major worldwide advertising networks. The Japanese market is the exception as it is dominated by domestic agencies with limited international presence. In the rest of the world, the network is primarily represented by businesses with which it has trading affiliations. Accordingly, these businesses are not included within S&S's revenue.

     For a more detailed breakdown of the Company's operations by geographic area, see Note 32 in the Notes to the Financial Statements.

     North America

     S&S's main US advertising agency is Saatchi & Saatchi North America, Inc. There are also a number of other units within the North American network such as Conill, Klemtner, Saatchi & Saatchi Canada, Taylor Tarpay, and GMG. Some of the representative major clients of these businesses are American Home Products, DuPont, Eastman Kodak, General Mills, Hewlett-Packard, Johnson & Johnson, Procter & Gamble and Toyota. In North America, S&S has its major offices in New York and California in the US and Ontario in Canada. In addition there are a number of field offices throughout the US.

     In North America, the Rowland Worldwide network is represented by Rowland Worldwide, Inc., which has offices in New York, and Saatchi Rowland Business Communications Inc. based in Rochester, New York.

     In North America, Zenith is headquartered in New York, and has offices in California, Colorado, Illinois, Oregon and Texas.

     United Kingdom

     S&S is  represented  in the United  Kingdom by Saatchi & Saatchi Group Ltd.
Some   of   the   agency's   representative   major   clients   are   Carlsberg,
Hewlett-Packard, Lloyds TSB, Procter & Gamble, Sony, Toyota and Visa.

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

     Rowland Worldwide has operations (including affiliated agencies) in 31 countries. Its owned offices are located in Australia, China, Hungary, Italy, Poland and Switzerland.

     Zenith has operations (including media affiliates) in 28 countries, including Australia, China, France, Germany, Italy and Spain.

     Latin America

     S&S has agencies in 13 countries (including affiliated agencies). The major owned agencies are located in Argentina, Brazil, Mexico, and Puerto Rico. Some of the major clients serviced in the region include Hewlett Packard, Nortel, and Reynolds Metals.

ACQUISITIONS & DISPOSALS

     Acquisitions

     During 1998 the Group acquired the business and assets of GMG Marketing Services, a U.S. based co-marketing company, increased its shareholding to 80% in Sista Saatchi & Saatchi Advertising PVT Limited, a company based in India, and acquired 51% of the share capital of Dialog-Team Fienhold Agentur fur Dialog-Marketing GmbH, a company based in Germany.

     During 1999, the Company agreed to increase its equity investment in Nazca Saatchi & Saatchi, Inc. from 50% to 75% and its voting rights from 37% to 75% in return for a $7.0 million funding commitment.

     Disposals

     In 1998 the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

     In 1999 the Group disposed of its interest in Cliff Freeman & Partners for a consideration of US$4.6 million (L2.8 million) which resulted in a profit on disposal of L1.0 million. The closure and divestiture of businesses in Japan, Belgium and the Czech Republic, net of a partial release of a provision upon the subletting of the Siegel & Gale UK offices, resulted in a loss of L0.8 million.

PERSONNEL

     As of May 1, 2000, the Group directly employed approximately 5,400 people worldwide. The success of the Group's advertising and marketing services businesses, like that of all other agencies, depends largely on the skill and creativity of its personnel and their relationships with clients. The Company believes that its relationship with its employees is good.

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

     Management believes that S&S is well positioned to compete in the advertising industry. The Saatchi & Saatchi name is one of the strongest and best known in advertising. Furthermore, the Group's advertising agencies have an excellent creative record, having been ranked among the top four agencies by creative awards won at the Cannes International Advertising Festival over the last five years. Management also believes that the process of clients consolidating their business in the advertising market will continue to offer opportunities for S&S to win new business.

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

Item 2.  Description of Property.

     The Saatchi & Saatchi Group leases all its premises except for one office building located in France which it owns. The principal properties of the Saatchi & Saatchi Group (all of which are used as offices) are as follows:

                                       Area         Annual Base           Next Rent         Expiration
            Location                 Sq. Ft.      Rental-Millions        Review Date         of Lease
            --------                 -------      ---------------        -----------         --------
375 Hudson Street(1)                 456,000           $12.1                2003               2013
New York, New York
23 Howland Street                    133,000            L1.6                2003               2013
together with
80/84 Charlotte St.
London, England
3501 Sepulveda Boulevard              90,100            $3.3                 N/A               2006
Torrance, California
1960 East Grand Avenue                58,038            $1.4                 N/A               2004
El Segundo, California
30 Boulevard Vital-Bouhot             34,900            N/A                  N/A               N/A
Neuilly-sur-Seine, Paris

________________________________

(1) In addition, the Company leases 293,000 square feet at an annual rental of $7.7 million which is sublet to third parties at rates below those paid by it. The expected shortfall in rental income from these third party subleases has been fully reserved and discounted.


     At December 31, 1999 the Saatchi & Saatchi Group owned and leased properties and fixtures (including furniture and equipment) which had a net book value of L75.2 million ($121.8 million).

     The Company considers its offices and other facilities to be in good condition. However, it has surplus office space based on the needs of its current business. At December 31, 1999, L32.2 million ($51.8 million) had been reserved by the Group for potential costs of surplus space, primarily in New
York City. The 456,000 square feet leased at the 375 Hudson Street location includes 55,000 square feet sublet to Zenith through 2005 at a current market rate at the time the lease was entered into.

     The Company has guaranteed, with effect from the effective date of the Demerger, all of the obligations of Cordiant Property Holdings Limited, a member of CCG, as lessee under certain leases of premises at Lansdowne House, Berkeley Square, London W1, for a term expiring on June 16, 2013. The current annual base rent under these leases amounts to L10.6 million per annum, subject to upwards-only rent reviews in 2002/2003 and every five years thereafter. This property is not currently occupied by any company in the Saatchi & Saatchi Group or CCG. All of this property has been sublet, but for varying terms and at lower rents. There is also an existing guarantee from CCG which will continue and CCG has agreed to indemnify the Company against any liability under the Company's guarantee.

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

Item 3.  Legal Proceedings.

     In March 1992 Saatchi & Saatchi North America, Inc. ("SSNA"), a subsidiary of the Company, disposed of the assets of its Lifestyle Marketing Group division to Kaleidescope Holdings, Inc. (the "Purchaser"). In July 1992 International Sports Marketing Inc. ("ISM") brought an action in the Circuit Court for Wayne County, Michigan (the "Court") naming a number of defendants, including the United States Olympic Committee ("USOC"), various individuals employed by or associated with it and various advertising agencies and sports marketing companies, including SSNA, alleging that the USOC had improperly withdrawn from a program with ISM to produce commemorative olympic coins and that the advertising and sports marketing defendants had tortiously interfered with this program. In 1995 a default judgment was entered by the Court against a defendant described as "Lifestyle Marketing Group." The total amount of the default judgment (including interest to date) is approximately $35 million. In 1996, after ISM's claim against SSNA had been dismissed for failure to state a claim, ISM filed a supplemental action in the Court against, among others, SSNA and the Purchaser, seeking to enforce against them the default judgment issued against "Lifestyle Marketing Group." On February 11, 1998, the Court issued an Opinion and Order holding that SSNA is liable to indemnify a party which the Court referred to as "Lifestyle Marketing Group" or "Lifestyle Marketing Group Inc." On March 17, 2000, a judgment was entered against SSNA in the amount of the default judgment. The Company has been advised by its US counsel that, in its view, the Opinion and Order and judgment are based on palpable errors of fact and law. SSNA was previously dismissed from this lawsuit in March 1997 on summary judgment. SSNA is vigorously pursuing its defenses to this action through an appeal.

Item 4.  Control of Registrant.

     The Company is not owned or controlled by any government or corporation.

     The following table sets forth the number of Ordinary shares held by all Directors and Executive Officers of the Company as a group as of December 31, 1999:

Title of Class         Identity of Person or Group            Amount Owned         Percent of Class
--------------         ---------------------------            ------------         ----------------
Ordinary shares        Directors and Executive Officers of     237,472             Less than one
                       the Company as a group                                      percent


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

                                                              Pence Per                       Translated into
                                                            Ordinary Share                      US Dollars
                                                               High Low                          High Low
1997       Fourth Quarter (beginning December
           15, 1997)..........................          113               109              1.89           1.82
1998       First Quarter......................          159               103              2.67           1.70
           Second Quarter.....................          179               149              2.93           2.51
           Third Quarter......................          165               101              2.74           1.70
           Fourth Quarter.....................          138                97              2.32           1.66

1999       First Quarter......................          209               122.5            3.37           2.01
           Second Quarter.....................          234.5             203              3.84           3.27
           Third Quarter......................          242.5             209.5            3.78           3.34
           Fourth Quarter.....................          377.5             205              6.08           3.39

2000       First Quarter                                431.5             343.5            6.81           5.62
           Second Quarter  (through
             June 23, 2000)...................          421               266              6.32           3.92


     The Ordinary shares trade in the United States on the New York Stock Exchange, Inc. (the "NYSE") in the form of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents five Ordinary shares. The depositary for the ADSs is The Bank of New York (the "Depositary"). The table below sets forth the high and low sales prices for the ADSs as reported in the New York Stock Exchange -- Composite Transactions.


                                                                                US Dollars per
                                                                                     ADS
                                                                -----------------------------------------------


                                                                      High                          Low
1997       Fourth Quarter (beginning                                  9 7/16                        8 3/4
             December 15, 1997).............................

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

1999       First Quarter....................................         16 7/8                         10 1/8
           Second Quarter...................................         19 7/16                        16 1/8
           Third Quarter....................................         19 5/8                         16 1/2
           Fourth Quarter...................................         31 1/2                         16 3/4

2000       First Quarter....................................         34 15/16                       28 1/8
           Second Quarter
            (through June 23, 2000).........................         33 1/16                        20


     At June 1,2000, the Company had 224,928,841 Ordinary shares outstanding held by approximately 13,200 registered shareholders (including nominees). At June 1, 2000, approximately 7,000 persons with United States addresses, owned approximately 1,873,620 of the Company's ADSs (representing approximately 4.2% of all outstanding Ordinary shares). In addition, as of June 1, 2000, approximately 54 persons with United States addresses reflected on the Company's share register owned approximately 612,023 Ordinary shares (representing approximately 0.3% of all outstanding Ordinary shares). Thus, in total, on the basis described above, the Company's ADS holders and direct holders of Ordinary shares with United States addresses owned at June 1, 2000, approximately 9,980,123 Ordinary shares representing approximately 4.5% of all outstanding Ordinary shares. The Company believes that, June 1, 2000, approximately an additional 13.4% of its outstanding Ordinary shares were beneficially owned by US persons holding their shares through UK nominees, giving an aggregate US holding of approximately 17.9%.

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

     Subject to the following paragraph, this summary is based on current tax law and practice as of the date of this filing and is subject to any changes (possibly with retroactive effect) in US or UK tax law and practice (including changes in the Convention) occurring after that date. As the following discussion is only a general summary of certain UK and US federal income tax law consequences (not including consequences under any other laws, including other federal, state, local or foreign tax laws), it does not purport to address all potential tax consequences for all types of investors and, consequently, its applicability will depend upon the particular circumstances of individual investors. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, real estate investment trusts, regulated investment companies, persons subject to the alternative minimum tax, dealers or traders or brokers in securities or currencies, persons that have a "functional currency" other than the US dollar, persons that will hold Ordinary shares (or ADSs) as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for US federal income tax purposes and persons owning, directly or indirectly, ten percent or more of the voting shares of the Company) may be subject to special rules not discussed below. Investors should, therefore, consult their own tax advisers about their tax position in relation to the Company including the particular tax consequences to them of owning and disposing of Ordinary shares or ADSs.

     The discussion of UK taxation of dividends and refunds of tax credits is based on current UK tax law as amended by the Finance Act 1999.

United Kingdom Taxation of Dividends and Refunds of Tax Credits

     The Company

     As a result of changes to UK tax legislation which came into force on April 6, 1999, the Company is not liable to the UK Inland Revenue for advance corporation tax in respect of dividends paid on or after April 6, 1999.

     US Resident Shareholders

     For purposes of the Convention and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), the holders of the ADRs should be treated as the owners of the underlying Ordinary shares represented by the ADSs that are evidenced by such ADRs.

     Tax Credits Under the Convention

     Individual shareholders resident in the United Kingdom for tax purposes, who receive dividends paid by the Company, will be entitled to a tax credit. The amount of the tax credit associated with dividends was reduced with effect from April 6, 1999 and is currently one ninth of the cash dividend or 10 percent of the aggregate of the cash dividend and the associated tax credit. An individual Shareholder resident in the United Kingdom for tax purposes is treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid to him and the tax credit in respect of his dividend. The tax credit will be credited against the shareholder's income tax liability. Shareholders whose liability to income tax is less than the amount of the tax credit are generally no longer entitled to a refund in respect of the tax credit.

     Under the Convention, certain US Holders which are US corporations which do not control, directly or indirectly, alone or together with associated corporations, at least 10 percent of the voting shares of the Company or who are US resident individuals were previously entitled to claim from the Inland Revenue payment of the tax credit (a "Tax Credit Refund") to which a UK resident individual would be entitled, subject to a withholding tax equal to 15 percent of the aggregate value of the dividend and the tax credit. The effect of the reduction in the amount of the tax credit associated with dividends paid by the Company on or after April 6, 1999 will be that, for such US Holders, the amount of the withholding tax will exceed the amount of the tax credit. As a result, such US Holders are not entitled to receive any payment in respect of the tax credit for dividends paid on or after April 6, 1999.

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

     US Holders who are neither resident nor ordinarily resident in the UK will not normally be liable to UK tax on capital gains accruing to them on the disposal or deemed disposal of Ordinary shares (or ADSs), except where the Ordinary shares (or ADSs) are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

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

     Many chargeable transfers of value do not in fact result in a charge to tax because IHT is charged at a "zero-rate" on transfers of value up to L234,000 (for chargeable transfers made on or after April 6, 2000). The "zero-rate" limit for chargeable transfers was L231,000 between April 6, 1999 and April 5, 2000 and L223,000 between April 6, 1998 and April 5, 1999. In simple terms, the value of all immediately chargeable transfers made within the seven year period before the transfer under consideration are aggregated with the value of that transfer in determining whether the limit of the L234,000 "zero-rate band" has been reached. For transfers of value which (in accordance with the aggregation principle) go beyond the limit of the zero rate band, the rates of tax are 20 percent on lifetime chargeable transfers and 40 percent on transfers on, or within the period of three years before, death (with modified rules applying to transfers within the period from seven to three years before death).

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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

     Transfers of Ordinary shares for a consideration

     UK stamp duty is payable ad valorem on certain documents or instruments conveying or transferring shares or securities (including Ordinary shares in the Company) on sale and UK stamp duty reserve tax ("SDRT") is imposed on agreements for the transfer of certain shares and securities (including Ordinary shares in the Company) for a consideration in money or money's worth. In the case of stamp duty, the charge is normally at the rate of 0.5 percent of the amount or value of the consideration given for the transfer and, in the case of SDRT, 0.5 percent of such amount or value. There will generally be a minimum fixed stamp duty charge of L5 per instrument of transfer. Stamp duty and SDRT are generally payable by the purchaser but SDRT can in certain circumstances be collected from persons other than the purchaser (e.g., certain brokers and market makers). The charge to SDRT is normally incurred on the day ("the relevant day") on which the agreement is made or, if later, becomes unconditional and it normally becomes payable on the seventh day of the month following that in which it is incurred. However, if the SDRT is paid and at any time on or within six years after the relevant day the agreement is completed by a duly stamped transfer, a claim can be made within that six year period for repayment of the SDRT and, to the extent that it has not been paid, the charge will be cancelled.

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

     Transfers of Ordinary shares into ADS form

     UK stamp duty or SDRT will normally be payable on any transfer of Ordinary shares to the Depositary or its nominee, or where the Depositary issues an ADR in respect of Ordinary shares hitherto held for another purpose by it or its nominee. The stamp duty charge is at the rate of 1.5%:

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

     Transfers of Ordinary shares out of ADS form

     Where no sale is involved, a transfer of Ordinary shares by the Depositary or its nominee to the holder of an ADR upon cancellation of the ADR is not subject to any ad valorem stamp duty or SDRT, though it will generally be subject to a fixed UK stamp duty of L5 per instrument of transfer. By contrast, a transfer of, or agreement to transfer, Ordinary shares underlying an ADR by the Depositary or its nominee at the direction of the ADR seller directly to a purchaser for a consideration may give rise to a liability to ad valorem stamp duty or SDRT generally calculated by reference to the amount or value of the consideration for the transfer.

     Gifts of Ordinary shares

     A transfer of Ordinary shares for no consideration whatsoever is not chargeable to ad valorem stamp duty or SDRT, nor would it normally give rise to the fixed stamp duty of L5.


Item 8.  Selected Financial Data.3

     The  following  selected  financial  data  as of and for  the  years  ended
December 31, 1999, 1998, 1997, 1996 and 1995 have been derived from the consolidated financial statements of the Company and the notes related thereto, which were audited by KPMG Audit Plc. The consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, and the report of KPMG Audit Plc thereon, are included elsewhere herein.

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

_______________________________________
3 The Financial Statements of the Company are prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP") which differ in certain significnat respects from US Generally Accepted Accounting Principles ("US GAAP"). Reconciliation to US GAAP is set forth in Note 38 to the Financial Statements. The per share data has been translated into dollars per ADS where appropriate.


                                                                                  Year ended December 31,
                                                          ----------------------------------------------------------------------
                                                          1999        1999         1998           1997          1996        1995
                                                                                (Restated)     (Restated)    (Restated)) (Restated)
                                                         US$(1)        L            L               L            L            L

                                                                           (In millions, except per share data)

CONSOLIDATED INCOME STATEMENT:
Amounts in Conformity with UK GAAP
Commission and fee income
     Ongoing businesses                                   628.4       390.3        363.0           376.7        373.2       382.1
     Sold and closed businesses                            16.7        10.4         17.1             1.5          2.1        25.6

     Total                                                645.1       400.7        380.1           378.2        375.3       407.7
Profit (loss) before tax, and minority interests(2)        58.4        36.3         34.8           794.2         16.1       (34.4)
Net profit (loss)                                          37.8        23.5         23.6           786.0         11.8       (42.4)
Net profit (loss) per Ordinary share - basic               17.2        10.7p        10.6p          353.9p         6.1p      (27.7)p
Approximate Amounts in Conformity with US
   US GAAP
Net profit (loss)                                         (39.2)      (24.3)        13.2             5.9         (5.2)      (48.4)
Net profit (loss) per Ordinary share-basic(3)              (0.18)     (11.1)p        6.0p            2.8p        (2.3)p     (42.0)p
Net profit (loss) per ADS                                  (0.90)     (55.5)p       29.5p           14.0p       (11.5)p    (168.0)p
Dividends
     Per Ordinary share                                     0.03        1.6p         1.4p           -            -           -
     Per ADS                                                0.13        8.0p         7.0p           -            -           -


                                                                                        December 31,
                                                           1999        1999         1998           1997          1996        1995
                                                           US$          L            L               L            L            L
                                                                                       (In millions)

CONSOLIDATED BALANCE SHEET DATA:
Amounts in Conformity with UK GAAP
Working capital deficiency                                (53.9)      (33.5)        (37.2)         (24.9)     (1,061.2)   (1,031.3)
Total assets                                              702.4       436.3        388.4          429.5         712.3       741.0
Long term liabilities, provisions
  and minority interests                                  225.7       140.2        155.6          200.8         185.0       233.8
Shareholders' deficiency                                 (118.8)      (73.8)        (93.6)        (123.0)     (1,021.5)   (1,024.4)
Approximate Amounts in Conformity with
 US GAAP

Shareholders' deficiency                                   (1.2)      (0.7)        (12.3)         (21.4)     (1,028.8)   (1,052.3)

_______________________________________
(1) These figures have been translated into US dollars at the Noon Buying Rate on December 31, 1999 (L1.00 = $1.61).

(2) The profit (loss) before taxes and minority interests reflects: (a) Lnil exceptional items in 1999 and 1998, exceptional credit of L764.5 million in 1997, exceptional costs of L16.3 million and L5.8 million that were incurred in 1996 and 1995 respectively; (b) a profit on disposal of operations of L0.2 million, L6.1 million, L4.3 million and L17.7 million in 1999, 1998, 1997 and 1996, respectively; and (c) a loss on disposal of operations of L24.9 million in 1995. Details for 1999, 1998 and 1997 are set out in Note 5 to the Financial Statements).

(3)  Adjusted for the bonus element of the 1995 rights issue where appropriate.

DIVIDENDS

     The Board recommended a final dividend of 1.0p per Ordinary share, at a cost of L2.2 million, in respect of the year ended December 31, 1999. The final dividend was paid on May 19, 2000 to shareholders on the register at April 14, 2000. There was an interim dividend of 0.6p declared and paid in 1999.

     In May 1999, the Company paid a dividend of 1.4 pence per Ordinary share in respect of the year ended December 31, 1998.

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

                                                      Average*          High         Low                 Period End
                                                      --------          ----         ---                 ----------

1995 (December 31) .........................              1.58           1.64         1.53                1.55
1996 (December 31) .........................              1.57           1.71         1.49                1.71
1997 (December 31)..........................              1.64           1.70         1.58                1.64
1998 (December 31)..........................              1.66           1.72         1.61                1.66
1999 (December 31)..........................              1.62           1.68         1.55                1.61

_______________________________________

* The average of the exchange rates on the last day of each month during the period.

The Noon Buying Rate for pounds sterling on June 20, 2000 was L1.00 = $1.51.

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

                                                      Statutory
1997                                                   audited                Adjustments               Pro forma
                                                       Lmillion                 Lmillion                Lmillion
-------------------------------------------       -------------------       -----------------        ----------------
Revenue                                                  378.2                     (3.4)                  374.8
Operating profit                                          29.7                     (3.4)                   26.3
Fundamental reorganization-demerger                      764.5                   (764.5)                     --
Net interest payable and similar items                    (3.0)                    (4.1)                   (7.1)
Profit before tax                                        796.4                   (768.6)                   27.8
Tax                                                       (8.2)                       -                    (8.2)
Profit for the period                                    788.2                   (768.6)                   19.6
-------------------------------------------       -------------------       -----------------        ----------------

SHARE OF OPERATING PROFIT IN JOINT VENTURE                                        1997
                                                                                Lmillion
---------------------------------------------------------------------       -----------------
Share of Zenith's operating profit, historical basis                                0.9
Effect of revising trading terms with Zenith                                        3.4
Pro forma basis                                                                     4.3
---------------------------------------------------------------------       -----------------

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

     During 1999 the Group acquired a majority stake in Nazca Holdings, Inc. (a Puerto Rican company). Nazca Holdings Inc. held investments in Brazil, Mexico, Puerto Rico and Venezuela. The Group's interest increased to 75% of the Nazca group of companies in return for funding. There were no material adjustments made upon acquisition. In late 1999, Nazca started a company in Argentina.

     During 1999 the Group disposed of its interest in Cliff Freeman & Partners for a consideration of US$4.6 million (L2.8 million) which resulted in a profit on disposal of L1.0 million. The closure and divestiture of businesses in Japan, Belgium and the Czech Republic, net of a partial release of a provision upon the subletting of the Siegel & Gale UK offices, resulted in a loss of L0.8 million.

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

INDUSTRY BACKGROUND4

_______________________________________
4 Expenditure information in this section is based solely on estimates published by Zenith in its Advertising Expenditure Forecasts, January 2000.


     Zenith estimates that global advertising expenditure in the major media (press, television, radio, cinema and outdoor) totaled $299 billion in 1999. The developed economies of North America, Europe and Asia Pacific again accounted for the vast majority of this expenditure, estimated by Zenith to have been 90% in 1999.

     Zenith estimates that the growth in global advertising expenditure at current prices over the prior year was approximately 4.9% in 1999. Zenith forecasts that the rate of growth in 2000 will be approximately 6.5%.

RESULTS OF OPERATIONS

     For the purposes of this section, references to "ongoing" and "underlying" performance exclude exceptional items and disposed businesses. In "ongoing" performance, the results of those businesses disposed of in the latter year have been excluded from the comparative information. In "underlying" performance, the effect of exchange rate movements is also eliminated.

Year Ended December 31, 1999 vs. Year Ended December 31, 1998

     Revenue from Continuing Operations

     Group revenue increased by 5.4% to L400.7 million in 1999 from L380.1 million in 1998. Ongoing revenue was up 12.5% to L390.3 million from L346.8 million in 1998, and on an underlying basis revenues increased by 11.0%. This increase reflected both an improved level of business from existing clients and a number of new business wins.

     In the UK, ongoing revenue decreased by 1.2% to L57.5 million in 1999 from L58.2 million in 1998 primarily reflecting some budget reductions and client losses.

     In North America, ongoing revenue increased by 13.0% to L192.4 million in 1999 from L170.3 million in 1998, while underlying growth was 10.3%. This reflects a continued improvement in the region's new business activity and additional business awarded by existing clients.

     Ongoing revenue in the Rest of Europe, Africa and the Middle East increased 1.0% to L71.2 million in 1999 from L70.5 million in 1998, and reflected growth of 2.3% on an underlying basis.

     In Asia Pacific, ongoing revenue increased by 7.1% to L51.2 million in 1999 from L47.8 million in 1998, but had underlying growth of 4.1%.

     Operating Profits from Continuing Operations

     Operating profit increased by 10.2% to L34.6 million in 1999 from L31.4 million in 1998. Ongoing operating profit increased 25.4% to L35.5 million in 1999 from L28.3 million in 1998. The increased revenue of the Group improved margins, as did the impact of companies closed, sold or divested during the year.

     In the UK, ongoing operating profit decreased by 7.9% to L7.0 million in 1999 from L7.6 million in 1998, reflecting the reduction in revenues.

     In North America, ongoing operating profit increased by 29.1% to L26.6 million in 1999 from L20.6 million in 1998. The increase was due to the revenue growth plus a continued focus on improving margins. The underlying growth was 25.5%.

     In the Rest of Europe, Africa and the Middle East, ongoing operating profit decreased by 21.4% to L2.2 million in 1999 from L2.8 million in 1998, as the gains in the major markets were more than offset by the decline in France in particular as well as reductions in the smaller markets. The underlying decrease was 18.5%.

     In Asia Pacific, there was ongoing operating profit of L0.1 million in 1999 compared with an operating loss in 1998 of L2.7 million which reflected the revenue increase.

    Operating Margins

     In 1999, the Group's ongoing operating margin was 10.5%. In 1998, the Group's ongoing operating margin was 9.2% on a restated basis. The improved revenue generation of the Group enhanced margins. The Group also benefited from the increased focus on profitability within the S&S network. On a geographical basis, ongoing operating margins were as follows:


                                                             1999                1998
                                                       ------------------- -----------------

North America                                                13.8%              12.1%
UK                                                           12.2%              13.1%
Rest of Europe, Africa and the Middle East                    3.1%               4.0%
Asia Pacific                                                  0.2%              (5.6)%
Latin America                                                (2.2)%               -
Total Group (including Zenith)                               10.5%               9.2%

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

     In the UK, ongoing revenue decreased by 2.0% to L58.2 million in 1998 from L59.4 million in 1997 primarily reflecting an unusually high level of nonrecurring projects in 1997, some budget reductions and client losses, including Camelot, Commercial Union and Walt Disney.

     In North America, ongoing revenue increased by 12.3% to L182.3 million in 1998 from L162.3 million in 1997. Underlying growth was 14.0%. This reflected a continued improvement in the region's new business activity and additional business awarded by existing clients.

     Ongoing Revenue in the Rest of Europe, Africa and the Middle East increased 2.1% to L73.9 million in 1998 from L72.4 million in 1997, and reflected growth of 5.0% on an underlying basis. In the major markets, growth was strong in Germany (50%) and Spain (37%) and was good in Italy (9%). France declined 10% due to an unusually strong level of one-off revenues in 1997 and the sale of a subsidiary at the start of 1998. The smaller markets (Austria, Holland, Middle East and Eastern Europe) all grew. Belgium, Denmark and Switzerland declined due to client losses.

     In Asia Pacific, ongoing revenue decreased by 6.9% to L48.6 million in 1998 from L52.2 million in 1997, but had underlying growth of 6.8%. Revenues in Greater China increased by 18% and by 37% in China on its own. The rest of Asia Pacific declined 1%. In the region, Australia and New Zealand represent 42% of revenues, Greater China 40%, Singapore 12.5% and others 5.5%.

     Operating Profits from Continuing Operations

     Operating profit increased by 5.7% to L31.4 million in 1998 from L29.7 million in 1997. Ongoing operating profit increased 3.1% to L30.2 million in 1998 from L29.3 million in 1997. The improved revenue of the Group maintained margins, as did the impact of companies closed, sold or divested during the year.

     In the UK, ongoing operating profit increased by 33.3% to L7.6 million in 1998 from L5.7 million in 1997, reflecting a reduction in overheads, partially due to costs reallocated to other regions and a reduction in personnel.

     In North America, ongoing operating profit increased by 7.3% to L20.6 million in 1998 from L19.2 million in 1997, due to revenue growth plus a continued focus on improving margins. The underlying growth was 8.5%.

     In the Rest of Europe, Africa and the Middle East, ongoing operating profit decreased by 13.0% to L4.7 million in 1998 from L5.4 million in 1997, as the gains in the major markets were more than offset by the decline in France in particular as well as reduction in the smaller markets. The underlying decrease was 9.3%.

     In Asia Pacific, there was an ongoing operating loss of L2.7 million in 1998 compared with an operating loss in 1997 of L1.0 million as the year saw continued investment in China to service the needs of clients.

     Operating Margins

     In 1998, the Group's operating margin was 8.3%. In 1997, on a reported basis it was 8.5% but on a pro forma basis determined as set forth in "Unaudited Pro Forma Financial Information for 1997", the Group's operating margin would have been 7.6%. The ongoing margin was 8.3% compared with 7.6% on a pro forma basis in 1997. The improved revenue generation of the Group enhanced margins. The Group also benefited from the increased focus on profitability within the S&S network. On a geographical basis, ongoing operating margins were as follows:


                                                             1998              1997 Pro Forma
                                                       ------------------- --------------------------
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


Joint Ventures

     The share of operating profit in joint ventures relates to the Group's investment in Zenith, and South Africa for 1999 only. In 1998 and 1999 it reflects the revised commercial terms with Zenith which the Group entered into as part of the Demerger. The amount for 1997 does not reflect the revised commercial terms. The share of operating profit amounted to L5.5 million in 1999 compared to an operating profit of L3.6 million in 1998 and L0.9 million in 1997.

Exceptional Items

Disposals

     In 1999 the Group disposed of its interest in Cliff Freeman & Partners for a consideration of US$4.6 million (L2.8 million) which resulted in a profit on disposal of L1.0 million. The closure and divestiture of businesses in Japan, Belgium and the Czech Republic, net of a partial release of a provision upon the subletting of the Siegel & Gale UK offices, resulted in a loss of L0.8 million.

     In the year ended December 31, 1998, the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million) which resulted in a profit on disposal of L8.6 million. The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

     In the year ended December 31, 1997, there was a profit of L4.3 million on disposal of businesses.

     To implement the Demerger, intergroup indebtedness between the Saatchi & Saatchi Group and each of CCG and Zenith had to be eliminated and cross holding investments transferred which resulted in a net exceptional gain of L764.5 million in 1997.

Net Interest (Payable)/Receivable and Similar Items

     Net interest payable and similar items were L4.0 million in the year ended December 31, 1999. This amounted to L6.3 million in the year ended December 31, 1998 and L5.2 million in 1997. The net interest expense comprised the actual interest paid by the Saatchi & Saatchi Group on external borrowings and in 1997 on interest bearing loans that existed between the Saatchi & Saatchi Group and CCG, reflecting the capital structure prior to the Demerger. The borrowings and the corresponding interest charges in 1997 do not reflect the Group's capital position had it been an independently financed and managed group during the period.

Taxation

     The tax charge attributable to the Saatchi & Saatchi Group is based on the aggregate of the tax charges of the companies which comprise the Saatchi & Saatchi Group. The charge amounted to L11.3 million in the year ended December 31, 1999 compared to L9.7 million in the year ended December 31, 1998 and L8.2 million in 1997. The tax charge in 1997 is not representative of the tax charge that would have been incurred had the Group been separately constituted throughout the period.

Equity Minority Interests

     Equity minority interests were L1.5 million in the year ended December 31, 1999 compared to L1.5 million in the year ended December 31, 1998 and L0.6 million in 1997.

Net Income

     In the year ended December 31, 1999, net income was L23.5 million, compared with income of L23.6 million in 1998 and L785.4 million in 1997. The results for 1997 do not reflect the Saatchi & Saatchi Group's capital structure had it been an independently financed and managed group during that period. See "Selected Financial Data-Unaudited Pro Forma Financial Information for 1997" included elsewhere in this Report.

Dividend

     The Board  recommended a final  dividend of 1.0p per Ordinary  share (1998:
1.4p; 1997: 1.2p) at a cost of L2.2 million. The final dividend was paid on May 19, 2000 to shareholders on the register at April 14, 2000. There was an interim dividend of 0.6p declared and paid in 1999 (1998: nil; 1997: nil).

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

LIQUIDITY AND CAPITAL RESOURCES

General

     The Group's primary sources of liquidity are its cash flow from operations and bank facilities.

     Prior to the Demerger, the Saatchi & Saatchi Group's operations were conducted substantially separately from those of other Cordiant operations. However, the Saatchi & Saatchi Group was neither capitalized nor financed as an independent group. Cordiant managed the Group's borrowings and cash resources centrally. Cash generated or required by the Cordiant Group's businesses, was either remitted by Saatchi & Saatchi to Cordiant by way of dividend or intercompany loan, or advanced by Cordiant to the Saatchi & Saatchi Group's businesses by way of equity contributions or intercompany loans at the direction of Cordiant's central treasury function. The Saatchi & Saatchi Group's 1997 cash flows, in respect of interest, taxes paid and financing are therefore not indicative of the cash flows since the Demerger.

Net Indebtedness

     The Company has a capital structure consisting of senior debt and equity. Senior debt consists primarily of a bank facility of up to $137.5 million, the covenants and terms of which are governed by the Bank Facility Agreement. The facility will mature in 2002 and has scheduled principal reductions of $20 million in 2000 and $25 million in 2001.

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

     At December 31, 1999, the amount available under the Zenith Facility was L18.5 million. This amount is required to be repaid as follows: L2.0 million in 2000 and L4.0 million in 2001, with the balance due in 2002. The Zenith Facility will be reduced by an amount equal to 75 percent of the net proceeds received (subject to a de minimis of $1.5 million per annum) on or following a sale by Zenith of any subsidiary (or a material part of a business of any subsidiary).

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

     The table below sets out certain cash flow items for the three years ended December 31, 1999 and extracted from the Financial Statements appearing elsewhere herein.



                                                                 Years ended December 31,

                                                   1999                  1998               1997
                                                   ----                  ----               ----
                                                                      (L million)
Cash flow items

Cash flow from operating activities              32.7                  38.7                  52.5
Cash outflow from returns on investments
and servicing of finance                         (3.7)                 (4.9)                (16.2)
Tax paid                                         (4.6)                 (4.5)                 (3.8)
Cash outflow from capital expenditure
and financial investment                        (13.2)                (16.1)                (15.7)
Cash inflow/(outflow) from acquisitions
and disposals                                     1.0                  11.2                 161.5
Equity dividends paid                            (4.4)                 (2.7)                 --
Management of liquid resources                     --                    --                  17.1
                                                 ----                  ----                  ----
Cash inflow before financing                     12.0                  21.7                 195.4
Net cash outflow from financing                  (5.7)                (30.9)               (204.3)
                                                 ----                 -----                ------
Increase (Decrease) in cash in the period         6.3                  (9.2)                 (8.9)
                                                  ===                  ====                  ====


Cash Flows from Operating Activities

     In the year ended December 31, 1999, cash generated by operations totaled L32.7 million compared with L38.7 million and L52.5 million in 1998 and 1997, respectively. In the year ended December 31, 1999, there was a working capital outflow of L9.9 million, compared with an inflow of L0.7 million in 1998 and an inflow of L19.7 million in 1997.

     Payments in respect of unutilized real estate, which have been provided for in prior years, were L6.1 million in the year ended December 31, 1999. Payments in respect of unutilized real estate were L7.2 million in 1998 and L11.7 million in 1997. The Group expects these payments to further reduce in future years. The majority of the Group's surplus property is sublet, but generally at lower rents than the Group pays for the space. The excess space has arisen mainly from a reduction in headcount following the loss of certain clients and the restructuring of the Group's businesses in prior years.

Cash Outflows from Returns on Investments and Servicing of Finance

     Cash outflows from returns on investments and servicing of finance relate principally to net interest expense. In the years ended December 31, 1999, 1998 and 1997, the cash outflows were L3.7 million, L4.9 million and L16.2 million, respectively. The decrease in 1998 and 1999 primarily reflect the capital structure following the Demerger.

Tax Paid

     Net tax payments were L4.6 million in the year ended December 31, 1999 compared to L4.5 million in 1998 and L3.8 million in 1997. In 1997 the tax paid was lower than the tax charge in the statement of operations because of several non-recurring cash recoveries related to prior years.

Capital Expenditure and Financial Investment

     In the year ended December 31, 1999, the Group invested L11.3 million in capital expenditure net of proceeds from fixed asset disposals compared to L11.7 million in 1998 and L12.0 million in 1997. The level of capital expenditure for all periods presented was lower than depreciation charged.

     An employee trust purchased Ordinary shares in the Company at a cost of L6.8 million, of which L4.9 million was paid in 1998 and the balance of L1.9 million in 1999. The shares purchased by the Company were to satisfy options held by employees participating in Shareforce, an international sharesave scheme, and to satisfy phantom options issued to a senior executive. See "Options to Purchase Securities from Registrant or Subsidiaries-Employee Share Schemes."

Acquisitions and Disposals

     During 1999 the Group acquired a majority stake in Nazca Holdings, Inc. (a Puerto Rican company). Nazca Holdings Inc. holds investments in Brazil, Mexico, Puerto Rico and Venezuela. The Group's interest increased to 75% of the Nazca group of companies in return for funding. There were no material adjustments made upon acquisition.

     Payments in respect of acquisitions were nil in the year ended December 31, 1999 compared to L7.0 million in the year ended December 31, 1998 and L7.9 million in 1997.

     In 1999 the Group disposed of its interest in Cliff Freeman & Partners for a consideration of US$4.6 million (L2.8 million) which resulted in a profit on disposal of L1.0 million. The closure and divestiture of businesses in Japan, Belgium and the Czech Republic, net of a partial release of a provision upon the subletting of the Siegel & Gale UK offices, resulted in a loss of L0.8 million. The sum of these items were cash neutral.

     In the year ended December 31, 1998, the Group disposed of its interest in Siegel & Gale for $33.8 million (L20.3 million). The closure and divestiture of businesses in Germany, Ireland, Norway and Spain, together with the reduction of shareholding in South Africa, resulted in a loss of L2.5 million.

     There were no material disposals in the year ended December 31, 1997.

     The amounts associated with the Demerger were cash outflows of L0.4 million and L0.9 million in 1999 and 1998, respectively, and a cash inflow of L169.3 million in 1997.

Management of Liquid Resources

     In the year ended December 31, 1997, the Group disposed of its shares in Interpublic Group of Companies Inc. ("IPG"), issued following the sale of KDW to IPG in 1996. There were no movements in management of liquid resources in either 1999 or 1998.

Financing Activities

     The Group's financing arrangements as presented in 1997 reflect Cordiant's financing arrangements and not the arrangements that took effect following the Demerger.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

Financial Risk Management

     The Company does not speculate in derivative financial instruments.

Foreign Exchange

     The Company publishes its consolidated financial statements in pounds sterling. A substantial majority of the Company's profits are denominated in foreign currencies, primarily the US dollar (75% of 1999 operating profit). As a result, the Company is subject to foreign exchange risk due to the effects that foreign currency movements have on the Company's translation of results. In order to provide a partial hedge against these exposures, the majority of the Group's borrowings and interest expense are denominated in foreign currencies (primarily US Dollars). The Company estimates that a 10% movement in the US dollar/pound exchange rate would have led to a change in operating profit of approximately L2.3 million.

     Trading foreign exchange exposures, where they arise, are hedged via the spot and forward exchange markets.

Interest Rates

     In order to reduce the Company's exposure to adverse interest movements, the Company has entered into interest rate caps which protect the majority of core borrowings. The Company's weighted average interest rate for 1999 was 6.6%. The Company estimates that if the 1999 interest rates had been 1 percentage point higher, the net interest expense would have increased by L483,000.

Item 10.  Directors and Executive Officers of Registrant.

     Charles T. Scott resigned as Chairman of the Company on December 31, 1998.


     The Directors and Executive Officers of the Company are set out below:


     NAME                    POSITION                                AGE

Bill Cochrane *              Finance Director                        48
Susan W. Day                 Group Treasurer                         44
Fiona M. Evans               Company Secretary                       34
Ian Irvine                   Non-Executive Director                  63
Ken Olshan                   Non-Executive Director                  67
Candice Carpenter            Non-Executive Director                  48
Kevin J. Roberts *           Director, Chief Executive Officer       50
Bob Seelert *                Chairman                                57
Wendy Smyth *                Director of Corporate Affairs           46
Sir Peter Walters            Non-Executive Director                  69
David I. C. Weatherseed      Deputy Finance Director                 48

_________

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

Non-Executive Directors

Ian Irvine. Mr. Irvine has been a Director of the Company since May 1998. He is currently Chairman of Capital Radio plc, Dawson International plc, and Vides Networks Ltd. He served as a director of Reed International Plc from 1987 to 1997 and was also appointed chairman of Reed International Plc and co-chairman of Reed Elsevier Plc.

Ken Olshan. Mr. Olshan was appointed a non-executive director of the Company on January 1, 1998. Mr. Olshan was Chairman and Chief Executive Officer of Wells Rich Greene BDDP, a New York based advertising agency, from 1990 to 1995. He is currently a director of Footstar, Inc., Charming Shoppes Inc. and Welgen Inc.

Sir Peter Walters. Sir Peter Walters has been a Director of the Company since September 1997. He is Chairman of SmithKline Beecham plc. From 1991 to 1994 he was Chairman of Midland Bank plc and is currently Deputy Chairman of its parent, HSBC Holdings plc. He is Chancellor of the Institute of Directors, Chairman of the Trustees of the Institute of Economic Affairs, Chairman of the Trustees of the Police Foundation and a member of the Advisory Board of the LEK Partnership. He was Managing Director of BP plc from 1973 to 1980 and Executive Chairman from 1981 to 1990. He joined the Board of Cordiant in January 1994.

Candice Carpenter. Ms. Carpenter was appointed a non-executive director of the Company on May 2, 2000. She is the co-founder and CEO of ivillage.com. Prior to that, she was President of Q2, the upscale QVC, Inc. shopping channel and from 1989 to 1993 was President of the Time Life Video and Television division within Time Warner.

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

David I. C. Weatherseed. Mr. Weatherseed joined Cordiant in 1990 as Group Controller. In 1997 he was appointed Deputy Finance Director of the Company.

Re-election of Directors

     The Articles provide that at every Annual General Meeting of the Company any Director appointed since the last Annual General Meeting and subsequently once every three years is required to retire and may, if eligible, stand for re-election.

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


                                                          DIRECTORS INTERESTS

                       DATE OF APPOINTMENT   BENEFICIALLY OWNED       ORDINARY              EQUITY
                                               ORDINARY SHARES     SHARE OPTIONS     PARTICIPATION RIGHTS
 Bill Cochrane            Sep 3, 1997              36,121             216,854                  909,090
 Ian Irvine               May 1, 1998                   0                   0                        0
 Ken Olshan               Jan 1, 1998              11,400                   0                        0
 Kevin Roberts            Sep 3, 1997                   0             454,687                1,090,909
 Bob Seelert*             Sep 3, 1997             178,098             219,849                1,090,909
 Wendy Smyth              Sep 3, 1997               5,083             654,532                  545,454
 Sir Peter Walters        Sep 3, 1997               6,770                   0                        0

_____________________

* In addition, Mr. Seelert has 1,527,363 phantom share options. On January 4, 2000 Bob Seelert exercised 787.131 of the phantom share options leaving 740,232 phantom share options.


     The Directors' interests in the Company's share capital have changed since December 31, 1999. In March 2000, Ken Olshan and Sir Peter Walters purchased shares in the Company; they now have 14,525 and 8,543 interests in shares of the Company respectively. In March 2000, Wendy Smyth exercised 219,537 share options and now has 434,995 share options outstanding.

     None of the Directors at any time during the period ended December 31, 1999 had any material interest in any contracts with the Company or any of its subsidiaries. None of the Directors at any time during the period ended December 31, 1999 or subsequent to December 31, 1999 was interested in any debentures of the Company or shares or debentures of the Company's subsidiaries.

Item 11.  Compensation of Directors and Officers.

     In 1999, the aggregate amount of compensation paid or accrued for all Directors and Executive Officers as a group (10 persons) who served the Company was L3,432,000. Such compensation was primarily in the form of salaries and fees and included L489,000 set aside for pension plans.

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

     The table below reports remuneration by the Company for the year ended December 31, 1999.

                                                                Year Ended December 31, 1999
                                        -----------------------------------------------------------------------------

                                              Salary                                  Retirement
                                        or fees and bonus        Benefits           contributions          Total
                                               L000               L000                   L000              L000
                                               ----               ----                   ----              ----

Executive Directors:
Bob Seelert                                     247                29                     77                  353
Bill Cochrane                                   316                18                      3                  337
Kevin Roberts                                   894                54                    358                1,306
Wendy Smyth                                     212                18                     21                  251

Non-executive Directors:
Ian Irvine                                       46                --                     --                   46
Kenneth Olshan                                   42                --                     --                   42
Sir Peter Walters                                46                --                     --                   46

Executive Officers as a group                   493               528                     30                1,051
                                              -----               ---                    ---                -----
     Total                                    2,296               647                    489                3,432
                                              =====               ===                    ===                =====

     Details of the service agreements for the Directors of the Company are set out below.

Bob Seelert

     From the time of the Demerger until January 1, 1999, Mr. Seelert was employed under a service agreement with the Company and Saatchi & Saatchi Compton Worldwide Inc. dated September 30, 1997 as Chief Executive Officer of Saatchi & Saatchi plc.

     With effect from January 1, 1999, Mr. Seelert entered into a new service agreement with the Company and Saatchi & Saatchi Compton Worldwide, Inc. to be chairman of Saatchi & Saatchi plc. His salary was reduced from $750,000 to $400,000, and he did not receive a bonus.

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

     Mrs. Smyth is currently entitled to participate in annual discretionary bonus arrangements based on revenues and earnings per share in the year in question and calculated by reference to a bonus matrix which is determined each year by the Remuneration Committee of the Board. For 1999, the annual bonus was a percentage of salary based on revenue and earnings of the Company.

     In addition, Mrs. Smyth is entitled to certain other benefits in kind, including the provision of an automobile allowance, medical, disability and life insurance.

     Mrs. Smyth is also a member of the Cordiant Group Pension Scheme. The amount of the decrease in pension during the year was L1,266 p.a., the accumulated total amount as of December 31, 1999 in respect of the accrued benefit being L45,786 p.a. and the transfer value (less contributions by Mrs. Smyth of L7,250) of the relevant decrease in accrued benefit was a reduction of L10,001.

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

     Mr. Roberts is entitled to participate in annual discretionary bonus arrangements calculated by reference to revenue growth and margin targets of the Company which are determined each year by the Remuneration Committee. For 1999 his annual bonus was a percentage of salary based on the revenue and earnings of the Group.

     In addition, Mr. Roberts is entitled to certain other benefits in kind, including the provision of a fully expensed motor car, disability and life insurance and travel allowances. He is also entitled to a supplemental pension payment on June 1, 2000 of $538,804. He will also receive a proportion of this supplemental pension payment if his employment ceases before that date by reason of his death or disability or if his service agreement is terminated by SSNA (other than for cause).

Bill Cochrane

     With effect from January 1, 1999, Mr. Cochrane has entered into a new contract with SSNA and is the Group Finance Director. His salary is $350,000 per annum.

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

     For 1999, Mr. Cochrane's annual bonus was based on the revenue and earnings of the Group. In addition, Mr. Cochrane is entitled to certain other benefits in kind, including the provision of a fully expensed motor car, medical, disability and life insurance.

     The terms of an agreement dated May 1, 1984, under which Mr. Cochrane is entitled to deferred compensation equal to $1,200,000 payable in five equal annual installments that began on January 2, 1998, have been incorporated into his service agreement. Mr. Cochrane is also a member of the SSNA 401k plan, and $4,800 was contributed on his behalf in 1999.

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

Non-Executive Directors

Sir Peter Walters

     Sir Peter Walters was appointed as a non-executive Director of the Company for a term lasting three years from the effective date of the Demerger under a letter of appointment dated September 15, 1997. He is paid a fixed annual fee of L42,500 together with an annual fee of L7,500 for acting as Chairman of any Committee of the Board. He does not participate in any incentive or benefit schemes of the Group.

Ken Olshan

     Mr. Olshan was appointed as a non-executive Director of the Company with effect from January 1, 1998, under a letter of appointment dated September 17, 1997, for the same period and on the same terms as to fees as Sir Peter Walters.

Ian Irvine

     Mr. Irvine was appointed as a non-executive Director of the Company with effect from May 1, 1998, under a letter of appointment dated March 17, 1998, for the same period and on the same terms as to fees as Sir Peter Walters.

Candice Carpenter

     Ms. Carpenter was appointed as a non-executive Director of the Company with effect from May 2, 2000 under a letter of appointment dated May 2, 2000, for the same period and on the same terms as to fees as Sir Peter Walters.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

     Employee Benefit Plans

     In the UK, Saatchi & Saatchi Group companies participate in the Cordiant Group Pension Scheme, a UK defined benefit plan, and the Cordiant Group Money Purchase Pension Plan, a defined contribution scheme, both of which are operated by CCG. Employees of the Company have continued their membership in both schemes during the year pursuant to Inland Revenue approval.

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

(a) The Saatchi & Saatchi Equity Participation Plan

     The Equity Participation Plan is being operated in conjunction with the Trust, the Trustee of which will, in exercising its discretion, take into account the recommendations of the Remuneration and Nominations Committee. Further details of the Trust are set out below. Employees and Executive
Directors of the Saatchi & Saatchi Group who are required to devote substantially all their working time to the business of any company in the Saatchi & Saatchi Group, are eligible to participate in the Equity Participation Plan.

     Thirty-five employees and Directors currently participate in the EPP and cash payments of L1,717,083 have been received, which, if maximum performance targets are to be met, would give rise to an issue of 11,843,862 Ordinary shares. Further awards will not be made.

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

     Equivalent provisions apply for participants who received an award after the announcement of the 1998 results.

     However, if a participant ceases employment for other reasons, he will only be entitled to receive 10 Ordinary shares, with the result that he will effectively lose his initial investment.

     In the event of a takeover of the Group prior to the announcement of the Group's results for its financial year ending in 2000 (the "2000 results"), a participant who received an award prior to the announcement of the 1998 results will be entitled to acquire the number of Ordinary shares determined in accordance with the following provision:

     (a) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the participant may acquire:

          (i)  one third of the maximum possible number of Ordinary shares; plus

          (ii) two thirds of the number of Ordinary shares which would have vested if the EPS Performance (and, if appropriate, TSR Performance) over the Company's two financial years 1998 and 1999 had been achieved over the full three years of the performance measurement period.

Equivalent provisions apply for participants who received an award after the announcement of the 1998 results.

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

     The Trustee will invite no further participation in the Equity Participation Plan after the third anniversary of the effective date of the Demerger and the Board may terminate it any time, but the rights of existing participants will not thereby be affected.

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

     Sixty-three employees currently participate in the Performance Share Option Scheme and waive remuneration over a three-year period of L891,400 and, if maximum performance targets are met, this would give rise to an issue of 7,809,220 shares.

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

     In the event of a takeover of the Group prior to the announcement of the 2000 results, an option holder who was granted an option prior to the announcement of the 1998 results will be entitled to exercise his option in accordance with the following provision:

     (a) if the takeover occurs after the announcement of the 1999 results but before the announcement of the 2000 results, the option holder may exercise his option in respect of:

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

     The Trustee will grant no further options under the Performance Share Option Scheme after the third anniversary of the effective date of the Demerger and the Board may terminate it at any time, but the rights of existing option holders will not thereby be affected.

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

(f)   Shareforce

     The Company has in place an international Save As You Earn scheme called Shareforce. There have been two grants. Any employee who chose to participate in Shareforce opened an account with an independent savings institution and agreed to save an amount between L5 and L250 per month, or equivalent amount in local currency, for a period of three years.

     The shares that will be used to satisfy the options are existing shares purchased in the market by a Jersey-based employee benefit trust established by the Company in 1998.

     The following chart shows as of June 20, 2000 the total number of Ordinary shares subject to outstanding options, the purchase price of the Ordinary shares pursuant to the options and the expiration date of the options:


                            Number of                       Purchase                    Expiration Date
Option Scheme               Ordinary shares                   Price                        of Options
-------------               ---------------                   -----                        ----------

Demerger Executive
(No. 2 Scheme)                     439,980                 108 p to 135 p                June 2001-
                                                                                         April 2002

Demerger                         4,067,228                  73 p to 132 p                May 2002-
Performance Share                                                                        Dec. 2004
Option Scheme

Performance Share                7,002,552                 110 p to                      Dec. 2004-
Option Scheme                                              214p                          August 2006

Sharesave 1995                     466,301                  64 p                         Dec. 2000

Shareforce                       4,081,085                 88 p to                       Dec. 2001-
                                                           194p                          May 2002


     As at June 20, 2000, there are awards over 11,363,862 shares under the Equity Participation Plan which are exercisable between December 2000 and March 2006.

     As of June 20, 2000, the number of Ordinary shares subject to options, excluding phantom options, granted to the Directors and Executive Officers of the Company was as follows:

Name                                               Number of Ordinary shares*
----                                               --------------------------

Bill Cochrane                                             1,125,944
Kevin J. Roberts                                          1,545,596
Bob Seelert                                               1,310,758
Wendy Smyth                                                 980,449
Executive Officers as a group                               596,600

*    Includes 909,090, 1,090,909,  1,090,909, 545,454, and 100,000 respectively, attributable to options under the Equity Participation Plan for Bill Cochrane, Kevin Roberts, Bob Seelert, Wendy Smyth, and the Executive Officers as a group respectively. These amounts represent the maximum number of Ordinary shares subject to such options.

     The table below describes the various share options awarded to the Directors of the Company as of June 20, 2000.

                                                  Executive Directors' Share Options

                                Scheme             Date of    Exercise     Subscription    Total exercise    Exercise Period
                                                    grant     Price per  number of shares       price
                                                                Share

Bob Seelert           Demerger Performance          Aug 1995         95p       219,849             208,857          to Dec 2004
                      Phantom Options**             Apr 1996        130p       240,538             312,699          to Dec 2004
                      Phantom Options**             Apr 1997        132p       499,694             659,596    Apr 2000-Dec 2004
                                                                               _________         _________
                               Total                                           960,081           1,181,152

Wendy Smyth           Demerger Performance*         May 1995         73p        67,498              49,274    May 2000-May 2002
                      Demerger Performance*         Aug 1995         95p        67,497              64,122    Aug 2000-Aug 2002
                      Demerger Performance          Apr 1996        130p        75,000              97,500          to Dec 2004
                      Demerger Performance*         Apr 1996        130p        75,000              97,500    Apr 2001-Apr 2003
                      Demerger Performance          Apr 1997        132p        75,000              99,000    Apr 2000-Dec 2004
                      Demerger Performance*         Apr 1997        132p        75,000              99,000    Apr 2002-Dec 2004
                                                                               _______             _______
                               Total                                           434,995             503,396

Bill Cochrane         Demerger Performance          May 1995         73p        33,427              24,402          to May 2004
                      Demerger Performance          Aug 1995         95p        33,427              31,756         to Dec. 2004
                      Demerger Performance          Apr 1996        130p        37,500              48,750         to Dec. 2004
                      Demerger Performance*         Apr 1996        130p        37,500              48,750    Apr 2001-Apr 2003
                      Demerger Performance          Apr 1997        132p        37,500              49,500   Apr 2000-Dec. 2004
                      Demerger Performance*         Apr 1997        132p        37,500              49,500   Apr 2002-Dec. 2004
                                                                               _______             _______
                               Total                                           216,854             252,658

Kevin J. Roberts      Demerger Performance         June 1997        124p       227,344             281,907     June 2000 to Dec
                                                                                                                           2004
                      Demerger Performance*        June 1997        124p       227,343             281,905     June 2002 to Dec
                                                                                                                           2004
                                                                               _______             ________
                               Total                                           454,687             563,812


___________________________________________________________
     All exercise prices for the share option schemes have been rounded to the nearest pence.

*    Denotes Super Options

** Denotes phantom options which track real options, paying cash rather than converting into shares.


                                              Directors' Equity Participation Plan Grants


                           Scheme             Date of        Maximum Number    Contribution     Vesting Period
                                               grant          of Shares         paid L

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

Item 18.  Financial Statements.

     The  Company's   financial   statements  and  the  report  thereon  by  its
Independent Auditor listed below and set forth on pages F-1 to F-57 herein are hereby incorporated by reference into this Item 18.

     (a)  Independent Auditor's Report dated March 8, 2000.

     (b) Consolidated statements of operations of the Company and subsidiaries for years ended December 31, 1999, 1998 and 1997.

     (c) Consolidated balance sheets of the Company and subsidiaries as of December 31, 1999 and 1998.

     (d) Consolidated statements of shareholders' deficiency and other share capital, total recognized gains and losses and cash flows of the Company and subsidiaries for the years ended December 31, 1999, 1998 and 1997.

Item 19.  Financial Statements and Exhibits.

     (a)  Financial Statements

          (1)  Consolidated   statements   of  operations  of  the  Company  and
               subsidiaries for years ended December 31, 1999, 1998 and 1997. (Pages F-2 and F-3)

          (2) Consolidated balance sheets of the Company and subsidiaries as of December 31, 1999 and 1998. (Pages F-4 and F-5)

          (3) Consolidated statements of shareholders' deficiency and other share capital, total recognized gains and losses, and cash flows of the Company and subsidiaries for years ended December 31, 1999, 1998 and 1997 (Pages F-6, F-7, F-8, F-9 and F-10)

     (b)  Exhibits

     2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.

     3.1  Transaction Agreement between Publicis S.A. and Saatchi & Saatchi PLC.

     4.1  Consent of Independent Auditor.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SAATCHI & SAATCHI PLC



                                            By:/s/ David I. C. Weatherseed
                                               ---------------------------------
                                               Name:  David I. C. Weatherseed
                                               Title: Deputy Finance Director



Date:  June 30, 2000

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Saatchi & Saatchi plc:

We have audited the accompanying consolidated balance sheets of Saatchi & Saatchi plc and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, total recognized gains and losses, cash flows and shareholders' deficiency for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion( with the exception of note 39), the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saatchi & Saatchi plc and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended December 31, 1999 and shareholders' deficiency at December 31, 1999 and 1998 to the extent summarized in note 39 to the consolidated financial statements.

                                                       /s/ KPMG AUDIT PLC
                                                       -------------------------
                                                       KPMG AUDIT PLC
                                                       CHARTERED ACCOUNTANTS
                                                       REGISTERED AUDITOR

London, England
March 8, 2000

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               Year ended December 31,
                                                                           ----------------------------------
                                                             Notes         1999         1998          1997
                                                             -----         ----         ----          ----
                                                                                      (Restated)   (Restated)
                                                                                      ----------   ----------
                                                                          L million    L million   L million
Turnover
   Group and share of joint ventures                                       2,638.7       2,606.9     2,469.6
   Less:  share of joint venture                                            (680.3)       (716.0)     (490.9)
                                                                           -------       -------     -------
Group turnover                                                             1,958.4       1,890.9     1,978.7
                                                                           =======       =======     =======

Commission and fee income
   Ongoing businesses and share of joint ventures                            432.4         384.0       397.7
   Disposed businesses                                                        10.4          33.3         1.5
   Less:  share of joint venture                                             (42.1)        (37.2)      (21.0)
                                                                             -----         -----       -----
Group revenue                                                                400.7         380.1       378.2

Operating and administrative expenses                          4/5          (351.8)       (334.7)     (333.6)
Depreciation and amortization                                                (14.3)        (14.0)      (14.9)
                                                                             -----         -----       -----
Group operating profit                                                        34.6          31.4        29.7

Share of operating profit in joint ventures                                    5.5           3.6         0.9

Profit on disposal of businesses                               3/5             0.2           6.1         4.3
                                                                              ----          ----        ----
Profit before interest and tax                                                40.3          41.1        34.9

Exceptional demerger reorganization item                       5                 -             -       764.5
                                                                              ----          ----       -----
                                                                              40.3          41.1       799.4

Net interest (payable) receivable and similar items
   Net dividends from CCG companies prior to the demerger                        -             -        10.4
   Joint ventures                                                              0.9           0.3         1.1
   Imputed interest                                                           (1.8)         (2.0)       (2.2)
   Other                                                       7              (3.1)         (4.6)      (14.5)
                                                                              -----         -----      -----

Profit before taxation                                                        36.3          34.8       794.2

Tax charge on profit                                           8             (11.3)         (9.7)       (8.2)
                                                                              -----         -----      -----

Profit after taxation                                                         25.0          25.1       786.0

Minority interests                                                            (1.5)         (1.5)       (0.6)
                                                                              -----         -----      -----
Net income                                                                    23.5          23.6       785.4

Paid and proposed dividend                                                    (3.5)         (3.1)       (2.7)
                                                                              -----         -----      -----
Retained profit                                                               20.0          20.5       782.7
                                                                              ----          ----       -----

                                                                               Year ended December 31,
                                                                           ----------------------------------
                                                             Notes         1999         1998          1997
                                                             -----         ----         ----          ----
                                                                                      (Restated)   (Restated)
                                                                                      ---------    ----------
                                                                           L million  L million    L million

Earnings per Ordinary share                                     9
Basic                                                                      10.7p        10.6p         353.9p
Diluted                                                                    10.2p        10.5p         352.7p

All of the above figures relate to continuing operations.

The consolidated statements of operations have been restated following the adoption of FRS 12.

The net interest, taxation and earnings per share for the year ended December 31, 1997 was significantly affected by the financing and taxation profile of the Cordiant Group. In addition, operating profit in the year ended December 31, 1997 does not reflect the current trading arrangements with Zenith. Accordingly, the amounts of those items included for 1997 are not representative of those which arise following the Demerger.

There is no difference between the total reported results in the periods and those on an historical cost basis.

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                         1999              1998
                                                                                         ----              ----
                                                                      Notes                              (Restated)
                                                                                                         ----------
                                                                                        L million         L million
                                                                                        ---------         ---------
ASSETS
Current assets:
   Cash and short-term deposits                                                              51.0              30.8
   Short-term investments
     Shares - listed overseas                                            11                   0.6               0.2
   Accounts and other receivables,
     prepayments and accrued income                                      12/13              262.6             238.9
   Billable production                                                   13                  19.1              18.3
                                                                                            -----             -----
      Total current assets                                                                  333.3             288.2
                                                                                            -----             -----
Investments:
  Treasury stock                                                                              6.8               5.6
  Other                                                                                       5.9               7.0
                                                                                             ----              ----
                                                                         14                  12.7              12.6
                                                                                             ----              ----
Long-term receivables:
     Accounts and other receivables, prepayments
         and accrued income                                              12                   7.6               4.5
Intangible assets net of amortization - goodwill                         15                   6.8               5.8
Properties, furniture, equipment and
  motor vehicles                                                         16                  75.9              77.3
                                                                                            -----             -----

      Total assets                                                                          436.3             388.4
                                                                                            =====             =====

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
  Bank loans and overdrafts                                              17                  17.9               4.1
  Accounts payable, other liabilities and
    accrued expenses                                                     18                 338.9             313.1
  Taxation and social security                                                               17.6              12.7
                                                                                            -----             -----
      Total current liabilities                                                             374.4             329.9
                                                                                            -----             -----

                                               SAATCHI & SAATCHI PLC
                                                 AND SUBSIDIARIES

                                      CONSOLIDATED BALANCE SHEETS (Continued)


                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                         1999              1998
                                                                                         ----              ----
                                                                      Notes                              (Restated)
                                                                                                         ----------
                                                                                        L million         L million
                                                                                        ---------         ---------
Long-term liabilities:
  Accounts payable, other liabilities and
    accrued expenses                                                   18                    22.7              25.0
  Investment in joint venture:                                         19
    Share of gross assets                                                                   (82.2)            (77.4)
    Share of gross liabilities                                                               95.3              91.1
                                                                                             ----              ----
                                                                                             13.1              13.7
                                                                                             ----              ----
  Property, pension and other provisions                               20                    37.7              41.7
  Long-term debt                                                       21                    40.5              47.5
  Taxation and social security                                                               21.7              24.2
  Minority interests                                                                          4.5               3.5
                                                                                            -----             -----
      Total long-term liabilities                                                           140.2             155.6
                                                                                            -----             -----
      Total liabilities                                                                     514.6             485.5
                                                                                            -----             -----

Shareholders' deficiency
  Share capital
    Allotted, called up and fully paid:
      224,356,523 Ordinary shares of 10p each
      (1998: 222,946,716 - Ordinary shares of 10p each)
                                                                                             22.4              22.3
  Share premium                                                                             105.2             103.9
  Shares to be issued                                                                         1.8               1.6
  Accumulated deficit                                                                      (207.7)           (224.9)
                                                                                           ------            ------
      Shareholders' deficiency                                                              (78.3)            (97.1)
                                                                                           ------            ------

      Total liabilities and shareholders' deficiency                                        436.3             388.4
                                                                                            =====             =====

The consolidated balance sheet at December 31, 1998 has been restated following the adoption of FRS12. See "Consolidated Statements of Shareholder' Deficiency and Other Share Capital".

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                             AND OTHER SHARE CAPITAL

                  Years ended December 31, 1997, 1998 and 1999


                                                                                            Accumu-
                                                                                             lated          Total
                               Share        Share      Shares to     Merger     Goodwill    earnings    shareholders'
                              Capital      premium     be issued    reserves    reserves   (deficit)     deficiency
                              -------      -------     ---------    --------    --------   ---------    -------------
                             L million   L million    L million    L million   L million   L million      L million


At January 1, 1997                22.2       102.7         -          (124.9)    (121.3)     (915.4)       (1,036.7)
Profit for the year                -           -           -             -          -         787.6           787.6
Proposed dividend                  -           -           -             -          -          (2.7)           (2.7)
Issues of ordinary shares          -           -           -           124.9        -           -             124.9
net of expenses
Elimination of goodwill            -           -           -             -          0.2         -               0.2
reserves on disposals
Translation adjustment             -           -           -             -          -         (10.6)          (10.6)
At December 31, 1997              22.2       102.7         -             -       (121.1)     (141.1)         (137.3)
Prior year adjustment*             -           -           -                      121.1      (121.1)            -
                             ----------- ------------ ------------ ----------- ----------- ----------- ----------------
As restated                       22.2       102.7         -                        -        (262.2)         (137.3)
Issues of Ordinary shares
net of expenses                    0.1         1.2         -                        -           -               1.3
Shares to be issued                -           -           1.6                      -           -               1.6
Reversal of imputed
employment charge                  -           -           -                        -           3.9             3.9
Elimination of goodwill
reserves on disposals              -           -           -                        -           0.6             0.6
Profit for the year                -           -           -                        -          25.0            25.0
Proposed dividend                  -           -           -                        -          (3.1)           (3.1)
Translation adjustment             -           -           -                        -           0.2             0.2
                             ----------- ------------ ------------ ----------- ----------- ----------- ----------------

At December 31, 1998              22.3       103.9         1.6                      -       (235.6)          (107.8)
Prior year adjustment**            -           -           -                        -         10.7             10.7
                             ----------- ------------ ------------ ----------- ----------- ----------- ----------------
As restated                       22.3       103.9         1.6                      -        (224.9)          (97.1)
Issues of Ordinary shares
net of expenses                    0.1         1.3         -                        -           -               1.4
Shares to be issued                -           -           0.2                      -           -               0.2
Reversal of imputed
employment charge                  -           -           -                        -           3.8             3.8
Profit for the year                -           -           -                        -          23.5            23.5
Dividends paid and proposed
                                   -           -           -                        -          (3.5)           (3.5)
Translation adjustment             -           -           -                        -          (6.6)           (6.6)
                             ----------- ------------ ------------ ----------- ----------- ----------- ----------------

At December 31, 1999              22.4       105.2         1.8                      -        (207.7)          (78.3)

*Following the adoption of FRS10, a prior year adjustment has been made to transfer the goodwill written-off to the profit and loss account.

** Following the adoption of FRS 12, a prior period adjustment has been made to recognise the effect of net present valuing future long term liabilities.

The accumulated earnings deficit includes L120.5 million (1998: L120.5 million) of goodwill written-off against reserves.

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED
                                GAINS AND LOSSES


                                                                                Year ended
                                                                                December 31,
                                                        --------------------------------------------------------------
                                                               1999                 1998                 1997
                                                               ----                 ----                 ----
                                                                                 (Restated)           (Restated)
                                                                                 ----------           ----------
                                                             L million            L million            L million
Profit for the year                                              23.5                 23.6                785.4
Translation adjustment                                           (6.6)                 0.2                (10.6)
                                                                 ----                 ----                ------

Total gains recognized for the year                              16.9                 23.8                774.8
                                                                                      ====                =====
Prior year adjustment arising from the adoption of
FRS 12                                                           10.7
                                                                 ----
Total recognised gains and losses since last
annual report                                                    27.6
                                                                 ====

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                 Years ended December 31,
                                                                           -------------------------------------
                                                          Notes            1999            1998             1997
                                                          -----            ----            ----             ----
                                                                         L million        L million       L million
Net cash inflow from operating activities                  28                 32.7            38.7             52.5
Dividends received from joint ventures and
   associates                                                                  4.2               -                -

Returns on investments and servicing of finance
   Interest received                                                           2.0             2.3              2.1
   Interest paid and similar charges                                          (4.7)           (7.1)           (18.1)
Dividends paid to minorities                                                  (1.0)           (0.1)            (0.2)
                                                                              -----           -----           ------
Net cash outflow from returns on investments
   and servicing of finance                                                   (3.7)           (4.9)           (16.2)
                                                                              -----           -----           ------
Taxation
   UK tax paid                                                                (1.0)           (0.7)             -
   Overseas tax paid                                                          (3.6)           (3.8)            (3.8)
                                                                              -----           -----           ------
Net tax paid                                                                  (4.6)           (4.5)            (3.8)
                                                                              -----           -----           ------
Capital expenditure and financial investment
   Purchase of tangible fixed assets                                         (11.3)          (11.9)           (12.0)
   Proceeds from sale of tangible fixed assets                                 -               0.2              -
   Purchase of treasury stock by ESOP Trust                                   (1.9)           (4.9)             -
   Purchase of other fixed asset investments                                   -              (0.1)            (3.7)
   Proceeds from sale of other fixed asset
     investments                                                                               0.6              -
                                                                              -----           -----           ------
Net cash outflow from capital expenditure and                                (13.2)          (16.1)           (15.7)
                                                                              -----           -----           ------
   financial investment
Acquisitions and disposals
   Purchase of subsidiary undertakings                        31               -              (7.0)            (7.9)
   Cash acquired with subsidiaries                            31               1.4             -                -
   Proceeds from sale of subsidiary undertakings              31               -              20.3              0.1
   Cash in disposed subsidiary undertaking                                     -              (1.2)             -
   Demerging CCG/Zenith companies                                             (0.4)           (0.9)           169.3
                                                                              -----           -----           ------
Net cash inflow (outflow) from acquisitions and
   disposals                                                                   1.0            11.2            161.5
                                                                              -----           -----           ------
Dividends
   Equity dividends paid                                                      (4.4)           (2.7)            -
                                                                              -----           -----           ------
Net cash inflow before use of liquid resources and
financing                                                                     12.0            21.7            178.3
Management of liquid resources
   Disposal of current asset investments                                       -               -               17.1
                                                                              -----           -----           ------
Cash inflow before financing                                                  12.0            21.7            195.4
                                                                              -----           -----           ------
Financing
   Issued and to be issued share capital                                       1.6             2.9              -
   (Reduction)/increase in facilities utilized                                (7.1)          (33.7)             0.2
   Loans repaid to CCG/Zenith                                                  -               -           (1,068.6)
   Loans drawn from CCG/Zenith                                                 -               -              864.2
   Capital element of finance lease rental payments
                                                                              (0.2)           (0.1)            (0.1)
                                                                              -----           -----           ------
Net cash outflow from financing                                               (5.7)          (30.9)          (204.3)
                                                                              -----           -----           ------
Increase (decrease) in cash                                   29               6.3            (9.2)            (8.9)
                                                                               ===            =====           ======

See accompanying notes to consolidated financial statements.

                              SAATCHI & SAATCHI PLC
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Preparation

The accounts are prepared in accordance with applicable accounting standards and on the historical cost basis. During the year the Group has adopted the new accounting standards: FRS12 - "Provisions, Contingent Liabilities and Current Assets", and FRS13 - "Derivatives and other Financial Instruments: Disclosures".

The consolidated financial statements for 1999 incorporate the financial statements of Saatchi & Saatchi plc and all its subsidiary undertakings and joint ventures made up to December 31, 1999.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings (collectively the Group). The consolidated financial statements were prepared using merger accounting principles as if the companies, businesses and assets comprising the Group had been part of the Group for the whole of 1997, or, in the case of those companies, business and assets disposed of or acquired by Cordiant plc during this period up to or from the date control passed, as appropriate. This basis of accounting was adopted in order to show a true and fair view.

As part of the demerger restructuring, some subsidiary undertakings were themselves subject to reorganization prior to the transfer. Schedule 4A to the Companies Act 1985 and FRS6 - "Acquisitions and Mergers" required such transfers to be accounted for using acquisition accounting principles. The effect of applying acquisition accounting principles to these subsidiary undertakings and businesses would have been to restate at fair value certain assets and liabilities transferred and to recognize any resulting goodwill.

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

The two largest clients of the Group accounted for 32.9% of Group revenue in 1999 (1998: 31.1%; 1997: 27.5%).

(c)    Property Provisions

Provision is made at net present value for the future rent expense and related costs of leasehold property (net of estimated sublease income) where the property is sublet or vacant and currently not planned to be used for continuing operations.

(d)    Pension Costs

Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes which are funded by contributions from Group companies and employees. The Group's share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against the profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

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

(f)    Goodwill

Purchased goodwill arising on acquisitions after January 1, 1998 including any additional goodwill estimated to arise from future consideration, is capitalized and amortized in the statement of operations over the estimated useful life of not more than twenty years.

Prior to January 1, 1998 goodwill in respect of acquisitions was written off directly to reserves.

A charge is recognized in the Group's statement of operations in respect of any impairment in the value of acquisition goodwill. Goodwill written off directly to reserves and not previously charged to the Group's statement of operations is included in determining the profit or loss on disposal.

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

  Short leasehold properties                             Period of lease

  Furniture and equipment                                Between 4 and 10 years

  Motor vehicles                                         4 years

(h)    Investments

Except as stated below, fixed asset investments are shown at cost, less amounts provided for any permanent diminution in value.

The Group's share of the profits less losses of associated undertakings, including joint ventures, is included in the statement of operations and the Group's share of the investment is shown in the consolidated balance sheet. The Group's share of the profits less losses and net assets or liabilities is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

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

(k)    Deferred Taxation

Deferred taxation is provided at anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the consolidated financial statements, to the extent that it is probable that a liability or asset will crystallize.

No provision is made for deferred tax on unremitted overseas earnings unless the Company expects them to be remitted.

(l)    Discounting

Where provisions have been made relating to future cash outflows, the time value of money has been recognised by discounting the future payments to net present values. The unwinding of the discount is shown as imputed interest in the financial items of the Profit & Loss Account.

(m)    Foreign Currencies

Statements of operations and cash flow statements in foreign currencies are translated into sterling at the average rates during the year, with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date. Gains and losses on retranslation of the opening net assets of overseas subsidiaries are taken to shareholders' deficiency. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to shareholders' deficiency. All other exchange differences are taken to the statement of operations.

The Groups principal trading currencies and the exchange rates used against pounds sterling are as follows:


                                                        Average Rate                               Closing Rates
                                                    Year Ended December 31,                         December 31,
                                                    -----------------------                        -------------
                                            1999             1998              1997              1999             1998
Australian Dollar                           2.51             2.64              2.21              2.46             2.71
French Franc                                9.89             9.76              9.55             10.55             9.29
German Mark                                 2.95             2.91              2.84              3.15             2.77
Italian Lira                               2,911            2,877             2,790             3,125            2,743
New Zealand Dollar                          3.05             3.09              2.48              3.09             3.15
US Dollar                                   1.62             1.66              1.64              1.61             1.66

Note 3 - Acquisitions, Disposals and Deferred Capital Payments

Where applicable in this Note translations from foreign currencies are made at the rates at which the transactions were concluded.

Acquisitions

Effective 1 January 1999 the Group acquired a majority stake in Nazca Holdings, Inc. (a Puerto Rican company). Nazca Holdings Inc. held investments in Brazil, Mexico, Puerto Rico and Venezuela. The Group's interest increased to 75% of the Nazca group of companies in return for funding up to a maximum of US $7.0 million. This transaction was accounted for as an acquisition and no material adjustments were made upon consummation.

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

Goodwill arising on the 1998 acquisitions amounted to L6.0 million of which L0.7 million and L0.2 million was charged to the statement of operations in 1999 and 1998, respectively.


Disposals

In 1999 the Group disposed of its interest in Cliff Freeman & Partners for a consideration of US$4.6 million (L2.8 million) which resulted in a profit on disposal of L1.0 million. The closure and divestiture of businesses in Japan, Belgium and the Czech Republic, net of a partial release of a provision upon the subletting of the Siegel & Gale UK offices, resulted in a loss of L0.8 million.

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

Deferred Capital Payments

The Saatchi and Saatchi Group is committed to make certain capital payments in the form of deferred consideration and to acquire certain minority interests in subsidiary undertakings. Effective June 30, 1998 the Group acquired certain assets and liabilities comprising GMG Co-Marketing. In accordance with FRS 10, a provision was made at December 31, 1998 in respect of future anticipated payments dependant upon GMG's performance through June 2002. During the 1999 review of the acquisition, management determined that a L1.5 million revision to the provisional estimate of deferred compensation be made. Commitments totaling Lnil and L1.5 million at December 31, 1999 and 1998, respectively, in respect of deferred consideration relating to the acquisition of GMG Marketing Services were accrued in the Group balance sheet.


Note 4 - Operating and Administrative Expenses

Operating and administrative expenses from continuing operations included the following:

                                                                        Year ended December 31,
                                                                ------------------------------------------

                                                                  1999            1998                1997
                                                               ----------       ---------           ---------
                                                               L  million       L million           L million

Staff and other associated costs (including
exceptional items) see Notes 5 and 6                              218.9             212.0              201.4
Hire of plant and machinery - operating leases
see Note 27)                                                        1.0               0.9                1.1
Hire of other assets - leasehold property net of
sublease income (see Note 27)                                      21.4              21.3               22.1
Profit on sale of tangible fixed assets                            (0.2)             (0.2)               -
Auditor's remuneration, including expenses                          1.1               1.2                1.0
Auditor's remuneration, other than audit fees                       0.2               0.2                0.1
Other administrative expenses, (including exceptional
items) - see Note 5                                               109.4              99.3              107.9
                                                                  -----             -----              -----

                                                                  351.8             334.7              333.6
                                                                  =====             =====              =====

Note 5 - Exceptional Non-Operating Items


                                                                                Year ended December 31,
                                                                     ------------------------------------------
                                                                       1999             1998              1997
                                                                       ----             ----              ----
                                                                    L  million       L million         L million
Fundamental reorganization - demerger                                     -                -              764.5
Profit on disposal of businesses including goodwill                       0.2              6.1              4.3
                                                                          ---              ---            -----
Total profit outside operating profit                                     0.2              6.1            768.8
                                                                          ===              ===            =====

In 1999 the Group disposed of its interest in Cliff Freeman & Partners for a consideration of US$4.6 million (L2.8 million) which resulted in a profit on disposal of L1.0 million. The closure and divestiture of businesses in Japan, Belgium and the Czech Republic, net of the partial release of a provision upon the subletting of the Siegel & Gale UK offices, resulted in a loss of L0.8 million.

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


Note 6 - Employees


                                                                             Year ended December 31,
                                                                    ----------------------------------------

                                                                    1999              1998              1997
                                                                    ----              ----              ----

Average number of employees of the Company by
geographic area:
    North America                                                   1,842              1,847            1,870
    United Kingdom                                                    782                812              855
    Continental Europe, Africa & Middle East                        1,119              1,368            1,428
    Latin America                                                     235                  -                -
    Asia Pacific                                                    1,311              1,179            1,103
                                                                    -----              -----            -----
    Average number of employees                                     5,289              5,206            5,256
                                                                    =====              =====            =====

                                                                 L million          L million        L million
    Salaries and related costs
    Wages and salaries                                              190.6              185.1            178.5
    Social security costs                                            18.0               15.7             15.8
    Pension costs                                                     6.5                7.3              7.1
    Equity Participation Plan Charge                                  3.8                3.9               -
                                                                    -----              -----            -----
                                                                    218.9              212.0            201.4
                                                                    =====              =====            =====


   Note 7 - Net Interest (Payable) Receivable and Similar Items


                                                                             Year ended December 31,
                                                                    ----------------------------------------

                                                                    1999              1998              1997
                                                                    ----              ----              ----
                                                                 L million          L million        L million
External Interest
   Interest payable and similar charges:
   On bank loans, overdraft facilities and other loans
   required to be repaid within five years                         (4.3)             (6.2)              (8.6)

   Bank fees                                                       (0.8)             (0.7)              (2.2)
                                                                   -----             -----              -----
                                                                   (5.1)             (6.9)             (10.8)
   Interest receivable and similar items
   Cash and deposits                                                2.0               2.3                2.3
   Foreign Exchange                                                 -                 -                  1.4
   Net interest payable to CCG and Zenith                           -                 -                 (7.4)
                                                                   -----             -----             ------
                                                                   (3.1)             (4.6)             (14.5)
                                                                   =====             =====             ======

The above finance charge for the year ended December 31, 1997 were not representative of the charges that are incurred by the Group following the Demerger.

There is a gain of L1.4 million included in the net interest expense for the year ended December 31, 1997, which is the recognition of exchange differences arising on loans from subsidiaries to parent companies.

Note 8 - Taxes on Income

Taxes on income were made up as follows:

                                                                         Year ended December 31,
                                                      --------------------------------------------------------
                                                              1999                1998                  1997
                                                              ----                ----                  ----
                                                           L million            L million            L million
                                                                               (Restated)
UK corporation tax at 30.25% (1998: 31.0%;
1997: 31.5%):
         Currently payable                                  0.1                   1.9                      0.8
         Deferred                                           -                     -                        0.2
         Relief for overseas tax                           (0.2)                 (0.3)                    (0.4)
                                                           -----                 -----                    -----
                                                           (0.1)                  1.6                      0.6
Overseas taxation:
         Currently payable                                  9.1                   7.3                      6.9
         Deferred                                           0.2                  (0.5)                     0.1
         Share of tax charge of associated
         undertakings                                       2.1                   1.3                      0.6
                                                           -----                 -----                    -----
                                                           11.3                   9.7                      8.2
                                                           =====                 =====                    =====

There was no tax effect of the operating and non-operating exceptional items in 1999 (1998: Lnil; 1997: Lnil).

The taxation charge represents the sum of the tax charges of the legal entities forming part of the Group. These charges may have been affected by the surrender of losses between the members of the Group and CCG. Consequently, and for other similar reasons, the taxation charge in the year ended December 31, 1997 is not representative of the taxation charge that will be incurred by the Saatchi & Saatchi Group following the Demerger.

Profit/(loss) before taxation is analyzed as follows:


                                            Year ended December 31,
                               ----------------------------------------------
                                    1999              1998              1997
                                  --------          --------          -------
                                                   (Restated)        (Restated)
                                  --------         ----------        ----------
                                  L million         L million         L million
United Kingdom*                     12.4              10.5              842.1
Overseas                            23.9              24.3              (43.7)
                                    ----              ----              ------

                                    36.3              34.8              794.4
                                    ====              ====              =====

* After payment of interest of L0.4 million (1998: L0.7 million payment; 1997: L1.1 million receipt).


The analysis of profit before taxation for 1997 is not considered to be meaningful by the Directors, because of the exceptional Demerger reorganization credit of L764.5 million which arose in the period.

At December 31, 1999 Saatchi & Saatchi had L301 million of operating loss carryforwards expiring between 2000 and 2011. Additionally, Saatchi & Saatchi had L7 million of operating loss carryforwards which had no expiration date. It is possible that all or part of the operating loss carryforwards expiring between 2000 and 2011 may be restricted or eliminated under any of several statutory/regulatory provisions or judicially-created doctrines. Moreover, the operating loss carryforwards are generally only available to offset future income of the Saatchi & Saatchi Group within the tax jurisdiction where the operating loss arose, and are not transferable between jurisdictions.

Note 9 - Earnings Per Ordinary Share

Basic earnings per share have been calculated using earnings of L23.5 million (1998 restated: L23.6 million; 1997: L785.4 million) and weighted average shares in issue of 219.7 million shares (1998: 221.9 million shares; 1997: 221.9 million shares). The number of shares in issue has been reduced, for both basic and diluted earnings calculations, by the weighted average number of the shares acquired by the Sharesave Trust which has substantially waived its rights to dividends on these shares. Diluted earnings per share have been calculated using the same earnings on a weighted average of 230.3 million shares (1998: 224.1 million shares; 1997: 222.7 million shares). This takes into account the exercise of share options issued to Group employees and employees of Zenith, and contingently issuable shares to the extent that conditions have been met, which may be issued to Group employees and employees of Zenith, where these are expected to dilute earnings.

The earnings per share for 1997 are based on the Directors' estimated weighted average number of shares which would have been in issue for that year after taking into account the share consolidation and assuming that the Company had at all relevant times prior to the Demerger the same number of issued Ordinary shares as Cordiant.


                                                    Year ended December 31,
                           -------------------------------------------------------------------------------
                                    1999                      1998                          1997
                                                           (Restated)                    (Restated)
                           ------------------------    ------------------------    -----------------------
                                      pence per share              pence per share              pence per share
                           L million                     L million                 L million

Earnings                      23.5         10.7            23.6          10.6          785.4         353.9
Profit on disposal of         (0.2)        (0.1)           (6.1)         (2.7)
                              -----        -----           -----         -----
businesses
Adjusted earnings             23.3         10.6            17.5           7.9
                              ====         ====            ====           ===


In the opinion of the Directors the  additional  earnings per share  information
given  above   assists  in   understanding   the   performance   of  the  Group.

Owing to the impact of interest and taxation on profit for the year ended December 31, 1997, which is not representative of the charges incurred by the Saatchi & Saatchi Group following the Demerger, earnings per share in the year ended December 31, 1997 is not indicative of earnings per share following the Demerger.

Note 10 - Dividend

The Board has  recommended  a final  dividend of 1.0p per Ordinary  share (1998:
1.4p; 1997: 1.2p) at a cost of L2.2 million. The final dividend was paid on May 19, 2000 to shareholders on the register at April 14, 2000. There was an interim dividend of 0.6p declared and paid in 1999 (1998: nil; 1997: nil) at a cost of L1.3 million (1998: nil; 1997: nil).

Note 11 - Short-term Investments

Short-term investments comprised overseas listed investments of L0.6 million (1998: L0.2 million) with an aggregate market value of L1.0 million (1998: L0.2 million).

Note 12 - Accounts and Other Receivables, Prepayments and Accrued Income


                                                          December 31,
                                                      1999           1998
                                                      ----           ----
                                                    L million       L million
DUE WITHIN ONE YEAR
        Trade receivables                              232.5           206.8
        Other receivables                               11.0             9.8
        Prepayments and accrued income                  17.7            19.4
        Amounts due from joint venture                   1.4             2.9
                                                         ---          ------

                                                       262.6           238.9
                                                       =====           =====

DUE AFTER ONE YEAR
        Other receivables                                6.0             2.6
        Prepayments and accrued income                   1.6             1.9
                                                         ---             ---

                                                         7.6             4.5
                                                         ===             ===

Total prepayments and accrued income at December 31, 1999 amounted to L19.3 million (1998: L21.3 million).

Note 13 - Valuation and Qualifying Accounts


                                                                 Additions
                                                 Balance at     charged to                  Balance at
                                                beginning of     costs and                    end of
                 Description                       period        expenses     Deductions*     period
                 -----------                       ------        --------     ----------      ------
                                                  L million      L million     L million     L million


Year ended December 31, 1999:

        Allowance for doubtful accounts
        (deducted from accounts receivable)          8.0            1.1            -           9.1
        Allowance for non-recoverable
        billable production (deducted from
        billable production)                         2.0            0.3            -           2.3
Year ended December 31, 1998:

        Allowance for doubtful accounts
        (deducted from accounts receivable)          7.3            0.7            -           8.0
        Allowance for non-recoverable
        billable production (deducted from
        billable production)                         2.0             -             -           2.0


*Substantially represents amounts utilized against non-recoverable billable production and bad debts arising during the periods.


Note 14 - Investments

                                 Associated        Long term           Works           Treasury        Investments
                                undertakings      investments         of art            stock           in joint           Total
                                  L million       L  million        L million         L million      venture L million   L million
Cost
At January 1, 1998                 2.2              0.8               3.6              -                 0.2              6.8
Translation adjustment             -                0.1               -                -                 -                0.1
Additions                          0.1              -                 -                5.6               -                5.7
Transfers                          -                3.4               -                -                 -                3.4
Disposals                          -                -                (0.6)             -                 -               (0.6)
                            ---------------- ----------------- ---------------- ----------------- ---------------- -----------------


At December 31, 1998               2.3              4.3               3.0              5.6               0.2             15.4
Translation adjustment             0.1             (0.4)              -                -                 -               (0.3)
Additions                          -                0.5               -                1.2               -                1.7
Transfers                         (2.3)            (0.6)              -                -                 -               (2.9)
Disposals                          -               (0.6)             (0.3)             -                 -               (0.9)
                            ---------------- ----------------- ---------------- ----------------- ---------------- -----------------

At December 31, 1999               0.1              3.2               2.7              6.8               0.2             13.0
                            ================ ================= ================ ================= ================ =================

Provisions
At January 1, 1998                 2.3              0.5               -                -                 -                2.8
                            ---------------- ----------------- ---------------- ----------------- ---------------- -----------------

At December 31, 1998               2.3              0.5               -                -                 -                2.8
Translation adjustment             -                0.1               -                -                 -                0.1
Amounts written back              (2.3)            (0.3)              -                -                 -               (2.6)
                            ---------------- ----------------- ---------------- ----------------- ---------------- -----------------

At December 31, 1999               -                0.3               -                -                 -                0.3
                            ================ ================= ================ ================= ================ =================

Net book value                     -                3.8               3.0              5.6               0.2             12.6
At December 31, 1998
                            ================ ================= ================ ================= ================ =================

At December 31, 1999               0.1              2.9               2.7              6.8               0.2             12.7
                            ================ ================= ================ ================= ================ =================


Long term investments at December 31, 1999 include L0.1 million (1998: L0.3 million) of overseas listed investments with a market value of L0.2 million (1998: L0.4 million).

At December 31, 1999, the Sharesave Trust had 4,500,000 Ordinary shares of Saatchi & Saatchi plc (1998: 4,000,000) with a market value of L16.8 million (1998: L5.5 million).


Note 15 - Intangible assets - Goodwill

                                                 L million
Cost
At January 1, 1998                                   -
Additions                                            6.0
                                              -----------------
At December 31, 1998                                 6.0
Translation adjustment                               0.1
Additions                                            3.2
Re-evaluation                                       (1.6)
                                              -----------------
At December 31, 1999                                 7.7
                                              =================

Amortization
At January 1, 1998                                   -
Charge for the year                                  0.2
                                              -----------------
At December 31, 1998                                 0.2
Charge for the year                                  0.7
                                              -----------------
At December 31, 1999                                 0.9
                                              =================

Net book value
At December 31, 1998                                 5.8
                                              =================
At December 31, 1999                                 6.8
                                              =================



Note 16 - Properties, Furniture, Equipment and Motor Vehicles

                                               Leasehold    Leasehold       Furniture
                                Freehold       property      property           and           Motor
                                property        - long        -short         equipment       vehicles       Total
                                L million      L million    L million       L million       L million     L million
                                ---------      ---------    ---------       ----------      ---------     ---------
Cost
At January 1, 1998                 9.8           1.4           73.8             95.8           3.5          184.3
Translation adjustment             0.7            -            (0.2)            (0.2)          -              0.3
Additions                          0.1            -             2.1              9.4           0.3           11.9
Disposals                            -             -           (2.4)            (8.4)         (1.1)         (11.9)
                                  ----           ---           ----              ---           ---          -----
At December 31, 1998              10.6           1.4           73.3             96.6           2.7          184.6
Translation adjustment            (1.3)           -             1.4              0.5           -              0.6
Additions                          0.1           0.1            4.2              9.1           0.6           14.1
Disposals                           -             -            (2.4)            (6.1)         (1.7)         (10.2)
                                  ----           ---           ----              ---           ---          -----
At December 31, 1999               9.4           1.5           76.5            100.1           1.6          189.1
                                  ====           ===           ====            =====           ===          =====



                                              Leasehold      Leasehold       Furniture
                                Freehold      property       property           and            Motor
                                property       - long         -short         equipment        vehicles         Total
                               L million      L million      L million       L million        L million      L million
                               ---------      ---------      ---------       ----------       ---------      ---------
Depreciation
At January 1, 1998                2.7            0.3           24.0            70.5             2.4             99.9
Translation adjustment            0.2             -              -               -               -               0.2
Charge for the year               0.2            0.1            3.9             9.1             0.5             13.8
Disposals                           -              -           (0.5)           (5.2)           (0.9)            (6.6)
                                 ----            ---           ----            ----            ----            -----
At December 31, 1998              3.1            0.4           27.4            74.4             2.0            107.3
Translation adjustment           (0.4)            -             0.4             0.3              -               0.3
Charge for the year               0.2            0.1            4.3             8.7             0.3             13.6
Disposals                          -              -            (1.3)           (5.3)           (1.4)            (8.0)
                                 ----            ---           ----            ----            ----            -----
At December 31, 1999              2.9            0.5           30.8            78.1             0.9            113.2
                                 ====            ===           ====            ====             ===            =====
Net book value
At December 31, 1998              7.5            1.0           45.9            22.2             0.7             77.3
                                 ====            ===           ====            ====             ===            =====
At December 31, 1999              6.5            1.0           45.7            22.0             0.7             75.9
                                 ====            ===           ====            ====             ===            =====
Net book value of assets
held under finance leases
included above
At December 31, 1998                -              -              -             0.2               -              0.2
                                 ====            ===           ====            ====             ===            =====
At December 31, 1999                -              -              -             0.1               -              0.1
                                 ====            ===           ====            ====             ===            =====

Net book value of land and buildings at December 31, 1999 was L53.2 million (1998: L54.4 million).

Depreciation attributable to owned fixed assets was L13.3 million (1998: L13.5 million; 1997: L14.7 million) depreciation attributable to assets held under finance leases was L0.3 million (1998: L0.3 million; 1997: L0.2 million).

The Group had the following commitments in respect of capital expenditure on properties, furniture and equipment:


                                                    December 31
                                              1999               1998
                                              ----               ----
                                            L million         L million
Committed but not provided for                  -                 0.5


Note 17 - Bank Loans and Overdrafts

                                Balance at end    Weighted average interest rate
                                   of period         on interest bearing debt
                                   ---------         ------------------------
                                            Year ended December 31, 1999
                                    -----------------------------------------
                                   L million                         %

Bank loans and overdrafts            17.9                           6.6
                                     ====                           ===

                                Balance at end    Weighted average interest rate
                                   of period         on interest bearing debt
                                   ---------         ------------------------
                                            Year ended December 31, 1998
                                    -----------------------------------------
                                   L million                         %


Bank loans and overdrafts             4.1                           7.1
                                      ===                           ===



An amount of L5.5 million (1998: L6.8 million) included in bank loans and overdrafts is secured by liens over assets.

NOTE 18 - Accounts Payable, Other Liabilities and Accrued Expenses



                                        December 31, 1999            December 31, 1998
                                        -----------------            -----------------
                                    Due within     Due after     Due within      Due after
                                     one year       one year      one year       one year
                                    L million      L million      L million      L million


Accounts payable                      240.8               -        202.3                -
Finance leases                          0.3               -          0.1                -
Amounts owed to joint venture           2.4               -          3.6                -
Proposed dividend                       2.2               -          3.1                -
Other payables                         93.2            22.7        104.0             25.0
                                       ----            ----        -----             ----

                                      338.9            22.7        313.1             25.0
                                      =====            ====        =====             ====


An amount of L0.6 million (1998: L0.1 million) included in accounts payable is secured by related trade receivables and cash balances. Liabilities under finance leases are secured on the assets leased.

The Group is committed to make certain capital payments in the form of deferred consideration for subsidiary undertakings. All such commitments totalled L1.5 million at 31 December 1999 and 1998 of which L nil and L1.5 million have been accrued in the respective balance sheets. The estimated total payments are set out in Note 3.

Note 19 - Investment in Joint Venture

The following table provides a further analysis of the Company's share of the joint venture's net liabilities.


                                                  December 31,
                                      --------------------------------------
                                            1999                 1998
                                         L million             L million
                                      ------------------    ----------------

Share of assets
  Share of fixed assets                     1.6                   1.6
  Share of current assets                  80.6                  75.3
                                      ------------------    ----------------
                                           82.2                  76.9
                                      ------------------    ----------------
Share of Liabilities
  Liabilities due within one year         (95.2)                (90.5)
  Liabilities due after one year           (0.1)                 (0.1)
                                          (95.3)                (90.6)
                                      ------------------    ----------------
Total share of net liabilities            (13.1)                (13.7)
                                      ------------------    ----------------

A subsidiary of Saatchi & Saatchi plc holds 50% of the ordinary share capital of Zenith Media Holdings Ltd., a media planning and buying group. The remaining 50% is held by CCG. Up to 75% of the distributable profits of Zenith are distributed to shareholders and divided between them in part by reference to the proportions in which Zenith receives revenue from clients of each shareholder. The remainder is retained in Zenith.

Note 20 - Property, Pension and Other Provisions

                                                           Pensions and
                                       Property         similar employment                               Total
                                      (Restated)           obligations              Other             (Restated)
                                       L million            L million             L million            L million
                                       ---------            ---------             ---------            ---------
At January 1, 1998                        58.7                  15.3                  0.9                 74.9
Translation adjustment                    (0.4)                  -                    0.1                 (0.3)
Transfers                                 (6.8)                (12.0)                 -                  (18.8)
Charge to expense                          1.0                   2.0                  0.6                  3.7
Utilized                                  (7.2)                 (0.2)                (0.4)                (7.8)
FRS 12 restatement                        (9.9)                   -                   -                   (9.9)
                                          ----                  ----                  ---                 ----
At December 31, 1998                      35.4                   5.1                  1.2                 41.7
Translation adjustment                     1.2                  (0.5)                (0.1)                 0.6
Transfers to creditors                     -                    (0.5)                 -                   (0.5)
Charge to expense                         (0.1)                  1.1                  0.5                  1.5
Unwinding of imputed interest
                                           1.8                   -                    -                    1.8
Utilized                                  (6.1)                 (0.7)                (0.6)                (7.4)
                                          ----                  ----                  ---                 ----
At December 31, 1999                      32.2                   4.5                  1.0                 37.7
                                          ====                  ====                  ===                 ====


Analysis of leasehold property provision by years

                                           December 31,
                              ----------------------------------------
                                     1999                 1998
                                                       (Restated)
                                                       ----------
                                    L million           L million
Gross Payable
Under one year                          3.9                  4.8
One to two years                        3.3                  3.6
Two to five years                      11.4                 11.5
Over five years                        21.7                 25.4
                                       ----                 ----
                                       40.3                 45.3
Less: Imputed interest                 (8.1)                (9.9)
                                       ----                 ----
                                       32.2                 35.4
                                       ====                 ====

Note 21 - Long-Term Debt

Long term debt consisted of bank loans of L40.5 million at December 31, 1999 (1998: L47.5 million). Of the L40.5 million, L5.5 million includes bank loans secured by charges over assets and L35.6 million (1998: L30.7 million) of the long term debt is secured by guarantees from and charges over the assets of the Company and a number of its subsidiaries.

The core banking facility contains certain covenants which relate principally to interest cover. As of December 31, 1999 there had been no breaches of covenants or other defaults under the agreement which have caused or are likely to cause an early repayment of the debt to be enforced. The unamortized costs of the banking facility at December 31, 1999 was L0.8 million (1998: L1.2 million).

At December 31, 1999 the Group had committed core banking facilities totaling US$137.5 million (L85.4 million), of which L35.6 million were being utilized. The core banking facility will be reduced in accordance with following schedule:

--------------------------------------------------------------------------------
                  2000              2001             2002
                 $20.0 m           $25.0 m          the balance
--------------------------------------------------------------------------------

Interest is payable on each advance under the facilities at a rate per annum based on the aggregate of LIBOR and a margin of between 1.5% and 0.75% per annum depending upon the financial ratios of the Company.


Note 22 - Guarantees and Contingent Liabilities

Guarantees given by Saatchi & Saatchi to third parties other than CCG or Zenith amounted to L0.1 million (1998: L0.1 million).

In addition to those guarantees identified in Note 21 and the paragraph above, the Company has guaranteed L0.4 million of outstanding borrowings of subsidiary undertakings. At 31 December, 1999, a total L36.1 million of borrowings guaranteed by the Company were outstanding.

The Company has jointly and severally with CCG provided unlimited guarantees to the lenders, in respect of Zenith's L18.5 million bank facility. The Demerger Agreement provides for any liability under these guarantees to be shared equally between CCG and the Company.

The Saatchi & Saatchi Group has guaranteed the following obligations of CCG. CCG has agreed in the Demerger Agreement to indemnify the Group against any liability under the Group's guarantees of CCG obligations.

     The Company has guaranteed all of the obligations of Cordiant Property Holdings Limited, a member of CCG, as tenant under certain leases of premises at Lansdowne House, Berkeley Square, London for a term expiring on June 16, 2013. The current base rent under these leases amounts to L10.6 million per annum, subject to upwards only rent reviews in 2002/2003 and five years thereafter. This property is not currently occupied by any CCG company. All of this property has been sublet, but for varying terms and at lower rents. There is also an existing guarantee from CCG which will continue.

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

In March 1992 Saatchi & Saatchi North America, Inc. ("SSNA"), a subsidiary of Saatchi & Saatchi, disposed of the assets of its Lifestyle Marketing Group division. In 1995 a default judgment was entered by the Wayne County, Michigan Circuit Court against a party described as Lifestyle Marketing Group. The total amount of the default judgment (including interest to date) is approximately $35.0 million. On February 11, 1998, this court issued an Opinion and Order holding that SSNA is liable to indemnify a party which the Court referred to as Lifestyle Marketing Group or Lifestyle Marketing Group Inc. Saatchi & Saatchi has been advised by its U.S. counsel that, in its view, the Opinion and Order is based on palpable errors of fact and law. SSNA was previously dismissed from this lawsuit in March 1997 on summary judgment. SSNA is vigorously pursuing its defenses to this action through a rehearing and/or appeal.

Note 23- Deferred Taxation


                                                      December 31,
                                       -----------------------------------------

                                                 1999                 1998
                                              L million             L million

Overseas deferred taxation liability            (2.2)                 (1.8)
                                                =====                 =====

There were no material deferred tax liabilities at December 31, 1999 (1998: nil) in respect of accelerated capital allowances. No provision is made for tax that would arise on the remittance of overseas earnings as the Company intends to keep these earnings invested locally.

Unremitted earnings of subsidiaries which have been or are intended to be permanently reinvested to meet media accreditation and working capital requirements aggregated L31.1 million at December 31, 1999 (1998: L35.2 million).

Under US GAAP temporary differences at the appropriate tax rate are as follows:


                                                  Assets (Liabilities)
                                      ------------------------------------------
                                                Year Ended December 31,
                                      ------------------------------------------
                                               1999                    1998
                                               ----                    ----
DEFERRED TAX ASSETS                           L million              L million
Accrued property rental expense                  23.7                     22.4
Accrued compensation                              6.6                     10.6
Capital loss carryforwards                        4.5                      4.5
Operating loss carryforwards                    132.5                    136.4
Interest disallowed under Section
  163(j) of the IRC                              15.5                     19.1
Difference in basis of intangible
  assets                                          -                        1.5
Other                                             4.9                      4.7
                                                  ---                  -------
Total deferred tax assets                       187.7                    199.2
Valuation allowance                            (178.5)                  (190.6)
                                               -------                   -----
Net deferred tax assets                           9.2                      8.6
                                                  ---                      ---
DEFERRED TAX LIABILITIES
Accelerated depreciation on
  tangible assets                                (7.7)                    (8.1)
Differences in basis of intangible
  assets                                         (1.3)                     -
Other                                            (2.8)                    (2.3)
                                                 -----                     ---
Total deferred tax liability                    (11.8)                   (10.4)
                                                ------                 --------
Net deferred tax liability                       (2.6)                    (1.8)
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

The net change in the valuation allowance for deferred tax assets in the period to December 31, 1999 amounted to L12.1 million (1998: L11.6 million).

Note 24 - Taxation

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

Prior to the Demerger, Cordiant had adopted a Save As You Earn Scheme, Sharesave 1995, for UK employees, which was approved by the Inland Revenue. Eligible employees were granted options linked to a five year savings contract. The exercise price was fixed at 80% of market value at the time of grant. Saatchi & Saatchi Group employees holding these options were granted a parallel unapproved option over Saatchi & Saatchi shares which will be exercisable with the accumulated savings and interest/bonus under the Cordiant scheme. Employees of Zenith and The Facilities Group have parallel options split 50:50 between Saatchi & Saatchi shares and CCG shares. With effect from 1 December, 1999, the original options under Sharesave 1995 became exercisable for a period of six months. Parallel options are exercisable in the period July-December 2000.

Two new incentive schemes were introduced on Demerger, the Equity Participation Plan and Performance Share Option Scheme. These schemes are described below.

Equity Participation Plan ("EPP")

35 employees currently participate in the EPP and cash payments of L1,717,083 have been received by the Company, which, if maximum performance targets are met, would give rise to an issue of 11,843,862 shares.

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

Performance Share Option Scheme ("PSOS")

63 employees currently participate in the PSOS and are sacrificing remuneration of L891,400 over a three year period which, if maximum performance targets are met, would give rise to an issue of 7,809,220 shares. This sacrifice will not be offset against the option price payable. Participants will be eligible to exercise their options dependent on the performance of the Group over a three year period. The PSOS has similar EPS-based growth performance criteria to the EPP. One half of the eligible options may normally be exercisable after three years and the remainder after four years.

Shareforce

The Company has in place an international Save As You Earn scheme called Shareforce. There have been two grants. Any employee who chose to participate in Shareforce opened an account with an independent savings institution and agreed to save an amount between L5 and L250 per month, or equivalent amount in local currency, for a period of three years.

The shares that will be used to satisfy these options are existing shares purchased in the market by a Jersey-based employee benefit trust established by the Company in 1998.

The number of Saatchi & Saatchi shares issuable under equity participation rights or options outstanding are as follows:



                                                                                   SAYE
                                                                                    and
                                                              Executive         Shareforce
                                            Equity             Schemes            Schemes
                                        Participation         Ordinary           Ordinary
                                            Rights             Shares             Shares
                                        ---------------   ------------------    ------------


At January 1, 1998                       11,876,362         15,305,285            938,530

Options issued during the year              467,500            274,220          3,135,938
Options exercised during the year               (10)          (988,571)           (31,142)
Options lapsed during the year             (639,990)          (558,002)          (136,522)
                                        ---------------   ------------------    ------------
At December 31, 1998                     11,703,862         14,032,932          3,906,804
                                        ---------------   ------------------    ------------

Options issued during the year              700,000          1,155,000          1,259,390
Options exercised during the year               (10)        (1,373,299)           (48,561)
Options lapsed during the year             (559,990)        (1,001,087)          (632,470)
                                        ---------------   ------------------    ------------
At December 31, 1999                     11,843,862         12,813,546          4,485,163
                                        ---------------   ------------------    ------------


Options outstanding at December 31, 1999 under the Company's share option schemes are shown below:

                                Original date        Number of        Exercise         Exercisable      Exercisable
Scheme                            of grant            shares            price             from                to
                               ----------------    --------------   --------------   ----------------   -----------
Demerger Executive             Jun 1991                 469,573           135p       Dec 1997           Jun 2001
Scheme (No. 2)                 Apr 1992                 147,502           107p       Dec 1997           Apr 2002
                               Apr 1992*                 77,523           107p       Dec 1997           Apr 2002
----------------------------   ----------------    --------------   --------------   ----------------   -----------
Demerger                       May 1995                 142,388            73p       May 1998           Dec 2004
Performance                    May 1995*                177,423            73p       May 2000           May 2002
Share Option                   Aug 1995                 402,733            95p       Aug 1998           Dec 2004
Scheme                         Aug 1995*                 67,497            95p       Aug 2000           Aug 2002
                               Apr 1996                 413,750           130p       Apr 1999           Dec 2004
                               Apr 1996*                728,750           130p       Apr 2001           Apr 2003
                               Apr 1997               1,002,500           132p       Apr 2000           Dec 2004
                               Apr 1997*                920,000           132p       Apr 2002           Dec 2004
                               Jun 1997                 227,344           124p       Jun 2000           Dec 2004
                               Jun 1997*                227,343           124p       Jun 2002           Dec 2004
----------------------------   ----------------    --------------   --------------   ----------------   -----------

Demerger Sharesave Scheme
                               Jun 1995                  631,863           64p      Jul 2000            Dec 2000
----------------------------   ----------------    ---------------    -----------   -----------------   -----------
Performance Share Option
Scheme                         Dec 1997                6,490,000          110p      Dec 2000            Dec 2004
                               May 1998                  274,220          177p      May 2001            May 2005
                               Mar 1999                  220,000          190p      Mar 2002            Mar 2006
                               Aug 1999                  825,000          214p      Aug 2002            Aug 2006
----------------------------   ----------------    ---------------    -----------   -----------------   -----------
Shareforce                     Oct 1998                2,594,924           90p      Dec 2001            May 2002
                               Oct 1998                   22,007           88p      Dec 2001            May 2002
                               Oct 1999                1,225,420          179p      Dec 2002            May 2003
                               Oct 1999                   10,949          194p      Dec 2002            May 2003
----------------------------   ----------------    ---------------    -----------   -----------------   -----------

The options marked * are super options.

The performance targets for options under the Executive Demerger Schemes are as follows:

For ordinary options under the No. 2 Scheme there must have been an increase in the Company's earnings per share over any three year period following the date of the grant of at least 2% more than the increase in the Retail Price Index over the same period.

For ordinary options under the Performance Scheme the condition is the same as for the No. 2 Scheme except that 2% is replaced by 6%.

Super options under all three schemes cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in earnings per share from the date of grant has been such as would place it in the top quartile of the FTSE 100 companies ranked by reference to growth and earnings per share.

As at December 31, 1999, there are awards over 11,843,862 shares under the Equity Participation Plan which are exercisable between December 2000 and March 2006.

Shareforce

In countries where it was not possible to grant a share option, 419,111 share appreciation rights were granted whereby upon exercise each participant will receive a cash amount instead of shares. There were 419,111 share appreciation rights outstanding as at December 31, 1999.

Zenith Share scheme

The Company and CCG agreed an incentive scheme on Demerger for senior executives of their jointly held company, Zenith. To participate, executives have to invest in the scheme by cash payment or salary or bonus sacrifice. An award will comprise an option over shares in CCG and the Company and/or a cash reward. A participant's actual entitlement will be determined by measuring the growth in Zenith's profit before tax over a three year period.

On Demerger, options over 1,078,807 Saatchi & Saatchi shares were granted with the same exercise price and period as for the Performance Share Option Scheme above. In 1999, 30,823 options lapsed and in April 1999 a further 61,646 options over Saatchi & Saatchi shares were granted at a price of 215.5p.

Note 26 - Post Retirement Benefits

Group employees are members of a number of pension schemes throughout the world, principally in the UK and the US. Group employees have continued to participate in the Cordiant UK schemes following the Demerger, subject to Inland Revenue approval, until alternative arrangements are established.

The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured. None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiaries.

The major schemes, which cover the majority of scheme members, are defined contribution schemes.

The pension expense for each period was as follows:


                                                               Year ended December 31,
---------------------------------------------    -----------------------------------------------------
                                                      1999                1998              1997
                                                    L million           L million          L million
--------------------------------------------     ----------------    ---------------    --------------
Defined benefit schemes                                0.7                 0.6                0.5
Defined contribution schemes                           5.8                 6.7                6.6
---------------------------------------------    ----------------    --------------- -- --------------
                                                       6.5                 7.3                7.1
---------------------------------------------    ----------------    --------------- -- --------------


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


                                          UK               US (since closed)

Date of last actuarial valuation       April 1, 1999       January 1, 1996

Market value of investments            L37 million         L24.4 million

Level of funding                       91.2%               101%

Valuation method                       Attained age        Projected unit credit

Main assumptions:

Investment return                      8.0%                6.0%

Salary increases per annum             6.0%                5.5%

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

Minimum payments for operating leases, before provisions for vacant property (see Note 20), having initial or remaining noncancellable terms in excess of one year are as follows:

                                              Sublease
Years Ending               Minimum             Rental                  Net
December 31,               Payments            Income                Payments
                           ---------           ------                ---------
                           L million           L million             L million

 2000                          27.1               5.9                    21.2
 2001                          25.4               5.8                    19.6
 2002                          23.6               5.5                    18.1
 2003                          25.2               4.3                    20.9
 Thereafter                   180.0               8.6                   171.4
                              -----               ---                   -----
Total minimum lease payments  281.3              30.1                   251.2
                              =====              ====                   =====


Total expense for all operating leases was:

                                                      Year ended December 31,
                                       ----------------------------------------------------
                                               1999             1998            1997
                                            L million         L million       L million
Total operating lease expense                  30.6             28.3           29.9
Sublease rental income                         (8.2)            (5.8)          (6.7)
                                               ----             ----           ----
Net property operating lease expense           22.4             22.5           23.2
                                               ====             ====           ====

Note 28 - Reconciliation of Operating Profit to Operating Cash Flow


                                                                  Year ended December 31,
                                       -------------------------------------------------------------------------------
                                                 1999           1998           1997
                                               L million      L million       L million

Operating profit                                 34.6            31.4           29.7
Depreciation and amortization
                                                 14.3            14.0           14.9
Profit on sale of tangible fixed
   assets                                        (0.2)           (0.2)           -
Net movement in working capital
                                                 (9.9)            0.7           19.7
Utilization of property provisions
                                                 (6.1)           (7.2)         (11.8)
Net cash inflow to  operating
   activities                                    32.7            38.7           52.5
                                                 ====            ====           ====

Note 29 - Reconciliation of Net Cash Flow to Movements in Net Debt


                                                                                  Year ended December 31,
                                                               -----------------------------------------------
                                                                   1999            1998             1997
                                                                 L million       L million       L million
Decrease in cash in the period                                       (6.3)          (9.2)            (8.9)
Cash (outflow)/inflow from decrease/ (increase) in
   debt and lease financing                                           6.9           33.8             (0.1)
                                                                     ----           ----             -----
Change in net debt resulting from cash flow                          13.2           24.6             (9.0)
Net amounts repaid to CCG & Zenith                                    -              -              204.4
Net debt repaid or forgiven as part of the Demerger
   process                                                            -              -              855.1
Translation and non-cash movements                                    -              -               (0.3)
                                                                     ----           ----          --------
Movement in net debt in the period                                   13.2           24.6          1,050.2
Net debt at beginning of period                                     (20.9)         (45.5)        (1,095.7)
                                                                     ----          -----         ---------
Net debt at end of period                                            (7.7)         (20.9)           (45.5)
                                                                     =====         ======          =======

Note 30 - Analysis of Net Debt


                                                                                      Exchange and
                                      At January 1,                                     non-cash        At December
                                           1999         Cash flow      Demerger        movements         31, 1999
                                        L million       L million      L million       L million         L million
Year to December 31, 1998
   Cash at Bank and in hand                 30.8           20.2              -             -                51.0
   Bank overdrafts                          (3.3)         (13.9)             -             -               (17.2)
   External debt less than one year         (0.8)           0.1              -             -                (0.7)
   External debt greater than one          (47.5)           7.0              -             -               (40.5)
      year
   Finance leases                           (0.1)          (0.2)             -             -                (0.3)
   Net amounts due from CCG and              -               -               -             -                  -
     Zenith                                ------          ----             --            --              -------
         Total                             (20.9)          13.2              -             -                (7.7)
                                           ======          ====             ==            ==              =======

                                                                                      Exchange and
                                      At January 1,                                     non-cash        At December
                                           1998         Cash flow      Demerger        movements         31, 1998
                                        L million       L million      L million       L million         L million
Year to December 31, 1998
   Cash at Bank and in hand                 57.5           (26.7)            -             -                30.8
   Bank overdrafts                         (20.8)           17.5             -             -                (3.3)
   External debt less than one year         (0.6)           (0.2)            -             -                (0.8)
   External debt greater than one          (81.4)           33.9             -             -               (47.5)
      year
   Finance leases                           (0.2)            0.1             -             -                (0.1)
                                                                             -             -
   Net amounts due from CCG and                -             -               -             -                  -
     Zenith                                -----            ----            --            --               -----
         Total                             (45.5)           24.6             -             -               (20.9)
                                           ======          ====             ==            ==              =======

                                                                                      Exchange and
                                      At January 1,                                     non-cash       At December
                                           1997         Cash flow      Demerger        movements         31, 1997
                                        L million       L million      L million       L million        L million

Year to December 31, 1997
   Cash at Bank and in hand                 69.3            (9.4)             -          (2.4)              57.5
   Bank overdrafts                         (20.8)            0.5              -          (0.5)             (20.8)
   External debt less than one year           -             (0.6)             -            -                (0.6)
   External debt greater than one
      year                                 (79.1)            0.4              -          (2.7)             (81.4)
   Finance leases                           (0.3)            0.1              -            -                (0.2)
                                           -----             ---             --           ---               ----
                                           (30.9)           (9.0)             -          (5.6)             (45.5)
   Net amounts due from CCG and
     Zenith                             (1,064.8)          204.4            855.1         5.3                 -
                                        ---------          -----            -----        ----             -------
         Total                          (1,095.7)          195.4            855.1        (0.3)             (45.5)
                                        =========          =====            =====        =====            =======


Note 31 - Purchase and Sale of Subsidiary Undertakings

                                                                     Year ended December 31,
                                            -------------------------------------------------------------------
                                                   1999               1998               1997
                                                 L million         L million          L million
  Net assets acquired
  Tangible fixed assets                              2.3                0.3                -
  Debtors                                           27.0                -                  0.1
  Cash at bank and in hand                           1.4                -                  -
  Investment                                         0.5                -                  -
  Creditors relieved                                 -                  2.2                8.0
                                                    ----                ---                ---
                                                    31.2                2.5                8.1
  Goodwill                                           3.2                6.0               (0.2)
                                                    ----                ---               ----
                                                    34.4                8.5                7.9
                                                    ====                ===               ====
  Satisfied by
  Cash                                                                  7.0                7.9
  Deferred consideration                                                1.5                -
  Liabilities assumed                               34.4                -                  -
                                                    34.4                8.5                7.9
  Net assets disposed of
  Tangible fixed assets                              1.3                5.3                -
  Investments                                        -                 (0.1)              12.5
  Work in progress                                   -                  0.4                -
  Debtors                                            -                 12.8                0.2
  Cash at bank and in hand                           -                  1.2                -
  Creditors                                         (1.7)              (6.0)               0.2
  Provisions for liabilities and charges             0.2                1.0                 -
                                                    ----                ---               ----
                                                    (0.2)              14.6               12.9
  Goodwill                                           -                  0.7                -
  Profit on disposal                                 0.2                6.1                4.3
  Minority interest                                  -                 (0.3)               -
                                                    ----                ---               ----
                                                     -                 21.1               17.2
                                                    ====                ===               ====
  Satisfied by
  Cash                                                                 20.3               17.2
  Deferred consideration                             -                  0.8                -
                                                    ----                ---               ----
                                                     -                 21.1               17.2
                                                    ====                ===               ====

The above assets and liabilities were acquired without any need to make fair value adjustment.

The acquisitions and disposals are described in Note 3.


Note 32 - Operations by Geographic Area

                                                           Continental
                                                             Europe,
                                                             Africa &
                                       United     North       & Middle     Asia         Latin             Disposed
                                       Kingdom   America        East      Pacific    America   Subtotal   Businesses      Total
                                      L million  L million   L million   L million   L million  L million  L million    L million

Year ended December 31, 1999
   Commission and fee income             57.5      192.4      71.2          51.2       18.0      390.3        10.4      400.7
   Trading and operating profit           7.0       26.6       2.2           0.1       (0.4)      35.5        (0.9)      34.6
   Total assets employed                                                                                       -
   Net assets (liabilities)              23.6      (48.9)      3.0         (29.2)      (2.2)     (53.7)        -        (53.7)
   Depreciation expense                   3.1        6.3       1.7           2.0        0.5       13.6         -         13.6
   Additions to properties,               2.7        4.8       1.7           2.5        2.4       14.1         -         14.1
   furniture, etc.

Year ended December 31, 1998
   Commission and fee income             58.2      170.3      70.5          47.8        -        346.8        33.3      380.1
   Trading and operating profit           7.6       20.6       2.8          (2.7)       -         28.3         3.1       31.4
   Total assets employed                 69.0      176.8      85.3          57.3        -        388.4         -        388.4
   Net assets (liabilities)              27.6      (60.1)     (5.3)        (31.9)       -        (69.7)        -        (69.7)
   Depreciation expense                   3.4        6.7       2.0           1.7        -         13.8         -         13.8
   Additions to properties,               3.0        4.6       2.1           2.2        -         11.9         -         11.9
   furniture, etc.

Year ended December 31, 1997
   Commission and fee income             59.4      162.3      72.4          52.2        -        346.3        31.9      378.2
   Trading and operating profit           5.7       19.2       5.4          (1.0)       -         29.3        (0.4)      29.7
   Total assets employed                 73.7      192.5      84.5          78.8        -        429.5         -        429.5
   Net assets (liabilities)              44.1      (59.8)    (19.0)        (40.6)       -        (75.3)        -        (75.3)
   Depreciation expense                   3.7        7.3       2.2           1.7        -         14.9         -         14.9
   Additions to properties,               2.2        5.9       1.9           2.5        -         12.5         -         12.5
   furniture, etc.

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

The Saatchi & Saatchi Group's customers are located throughout the world. During 1999, 1998 and 1997 two clients each accounted for more than 5% of the Group's revenue. At December 31, 1999, the account receivable from one customer represented 10.2% of the Group's total accounts receivable. With this exception, no customer accounted for more than 10% of total accounts receivable in 1999 or 1998.


Operating profit in 1997 is stated after deducting net Cordiant Group corporate costs attributable to the Saatchi & Saatchi Group in 1997 of L6.6 million. Net corporate costs have been allocated to the Saatchi & Saatchi Group, CCG and Zenith pro rata with the revenues of these groups.

Note 33 - Transactions with Related Parties

Net charges in the ordinary course of business with the joint venture, Zenith, for media and production services together with other charges, amounted to L16.0 million for the year ended December 31, 1999 (1998: L14.9 million; 1997: L13.6 million). Balances with the joint venture are disclosed in notes 12 and 18 above, all of which are of a current nature. During 1999, the Group recharged Zenith L0.6 million (1998: L0.6 million) for costs incurred on its behalf.

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

Cordiant's net corporate costs for 1997 as allocated to Saatchi & Saatchi are included in the analysis of profits as set out in note 32 above. Inter-company interest charged to the Saatchi & Saatchi Group by CCG and Zenith is set out in
note 7 above.

Note 34 - Financial Instruments

The Group finances its operations through earnings, bank borrowings and management of working capital. The setting of policy for managing these monetary assets and liabilities is the responsibility of the Board of Directors and the Group's Treasury Department executes these policy decisions. It is, and has always been, the Group's policy that no trading in financial instruments shall be undertaken. Any financial instruments used have been acquired solely for mitigating or eliminating currency or interest rate risks.

The following numerical disclosures relate to the Group's financial assets and financial liabilities and exclude short-term debtors and creditors, which arise directly from the Group's operations (apart from the currency disclosure) as permitted by FRS 13.

The Group is primarily exposed to exchange rate movements to the extent of profits earned outside the UK. In order to provide a partial hedge against these exposure investments, the Group's borrowings are predominately denominated in foreign currencies. The most significant of these is the USA where, at December 31, 1999, L28.6 million of core borrowings were denominated in US dollars partly offsetting US dollar profits.

Currency Risk

The Group has monetary assets and liabilities that arise in the currencies of the countries where the Company is represented. Generally, these amounts are used for local working capital purposes. However, there are times when temporary excess cash available locally is lent on a short-term basis to another Group company. Where this does occur, the Group always buys the currencies forward to extinguish any exchange exposure. Where cash is lent upstream on a longer-term basis, the currencies are always hedged, eliminating any exchange exposure at the parent level.

Where long-term funding of certain operations is done by way of downstream loans, these are not hedged as they are considered to be permanent financing. Any gains or losses are recognised through the Consolidated Statement of Total Recognised Gains and Losses.

At the balance sheet date forward contracts outstanding in various currencies totalled a notional value of L41.2 million, the fair values of which were not materially different from the contracted amounts. Further, there were no foreign currency monetary assets and liabilities that produced exchange differences in the profit and loss account.

After taking into account the hedging activities described above, the group has no material currency transaction exposure.

Interest Rate Risk

The interest charges on the core bank borrowings drawn in both US dollars and sterling are based on LIBOR plus a percentage (see Note [21). When the related borrowing line was originally secured in December 1997, the Group entered into two interest rate caps at a total cost of less than L0.1 million. The caps are amortised on a straight-line basis over their respective periods. At 31 December 1999, a single cap covering US $20 million at a rate of 7.5% was still in force. This expires in December 2000 and is of negligible value. It is not the intention of the Group to renew the cap when it matures.

The Group also has a mortgage in France, denominated in French francs, with a sterling equivalent value at 31 December 1999 of L5.5 million that is secured on the freehold property there. Throughout 1999 the mortgage was at a fixed rate of interest of 5.14% pa. This matured in February 2000. Currently, the interest on the mortgage is based on floating rate as the Group intends to repay the mortgage during the first half of 2000.

Other bank loans of note are in Canada and Puerto Rico both of which are used for working capital purposes and are repayable on demand. The Puerto Rican loan interest is based on LIBOR plus a percentage, while the Canadian loan interest is based at the Canadian Prime lending rate plus a percentage.

At 31 December 1999, the currency profile of the Group's financial liabilities was as follows:


------------------------- ----------------------- ----------------------- -----------------------
                                                   Fixed rate financial       Floating rate
                                  Total                liabilities        financial liabilities
------------------------- ----------------------- ----------------------- -----------------------
                                L million               L million              L million
------------------------- ----------------------- ----------------------- -----------------------
Currency
------------------------- ----------------------- ----------------------- -----------------------

Sterling                            10.5                     -                      10.5
------------------------- ----------------------- ----------------------- -----------------------

US Dollar                           40.9                     0.3                    40.6
------------------------- ----------------------- ----------------------- -----------------------

French Franc                         5.5                     5.5                     -
------------------------- ----------------------- ----------------------- -----------------------

Others                               1.8                     -                       1.8
------------------------- ----------------------- ----------------------- -----------------------

Total                               58.7                     5.8                    52.9
------------------------- ----------------------- ----------------------- -----------------------


With the exception of the core bank borrowings, the maturity of which is set out in Note 21, all financial liabilities fall due within one year. All the financial assets at 31 December 1999 were available to the Group on demand or overnight.

The Group considers that the book values attributed to the financial assets and liabilities in the balance sheet at 31 December 1999 are not materially different from the fair values, except where stated in Notes 11 and 14 in respect of Fixed Asset Investments and Current Asset Investments, respectively.

Note 35 - Principal Subsidiaries and Joint Venture

Except where otherwise indicated the Company indirectly owned 100% of each class of the issued shares of the subsidiary undertakings listed below. All these subsidiary undertakings are advertising and marketing services companies. The country of operation and registration of the principal subsidiaries and joint venture are:


-------------------------- -----------------------------------------------------

England                    Saatchi & Saatchi Group Ltd

                           The Facilities Group Ltd (70%)

                           Zenith Media Holdings Ltd (50% joint venture)
-------------------------- -----------------------------------------------------

Australia                  Saatchi & Saatchi Advertising Pty Ltd
-------------------------- -----------------------------------------------------

France                     Saatchi & Saatchi France SA
-------------------------- -----------------------------------------------------

Germany                    Saatchi & Saatchi Werbeagentur GmbH
-------------------------- -----------------------------------------------------

Italy                      Saatchi & Saatchi SpA
-------------------------- -----------------------------------------------------

New Zealand                Saatchi & Saatchi Ltd
-------------------------- -----------------------------------------------------
US
                           Klemtner Advertising, Inc.

                           Rowland Worldwide, Inc.

                           Saatchi & Saatchi North America, Inc.
-------------------------- -----------------------------------------------------

In the opinion of the Directors, these subsidiary and joint venture undertakings principally affected the results or the assets of the Group. In addition to the companies shown in the above list the Group also holds investments in many other subsidiary undertakings. A full list of subsidiary undertakings will be filed with the Registrar of Companies.


Note 36 - Nature of Business

The Company is a multi-national advertising and marketing services business. An analysis of revenue and assets by geographic region is set out in Note 32 to the statements.

Note 37 - Companies Act 1985

The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of England and Wales for any of the three years ended December 31, 1999. The statutory accounts for 1999 have been filed following the Company's Annual General Meeting. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237(2) or (3) of that Act.

Note 38 - United States Generally Accepted Accounting Principles

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

          Under US and UK GAAP if such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

(b)       Property leases
          Under US GAAP, total rental payments, inclusive of increases in rental charges specified in the lease, are recognized on a straight line basis over the term of the lease. These increases are recognized when payable under UK GAAP.

(c)       Long-term property provisions
          Under US and UK GAAP, provisions for properties which are vacant or let at a loss are provided on a discounted basis after allowing for estimated subrental income, and amortization of the discount is charged to interest expense. A difference arises in the rates of discounts applied due to the different dates of adoption of the relevant standards.

(d)       Demerger related items
          Under UK GAAP these items have been reflected in the profit and loss account. Under US GAAP they are reflected as a direct adjustment to equity.

(e)       Dividends
          Under UK GAAP Ordinary dividends proposed are provided in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(f)       Deferred taxation
          UK GAAP requires provision for deferred taxation to be recorded only to the extent that it is probable that an actual liability will crystallise. US GAAP requires full provision of deferred taxation liabilities and permits deferred tax assets to be recognised if their realisation is considered to be more likely than not. There are no deferred taxation differences presented in the reconciliation below because the Company is in a tax loss carryforward position.

(g)       Compensation Costs
          Under UK GAAP the Company does not recognise any compensation for certain performance based share options. Under US GAAP compensation expense is recorded for all performance based share options over the vesting period for the excess of the market price of the underlying shares over the exercise price.

(h)       Employee share schemes
          The Company has adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and subsequent years as if the fair-value-based method defined in SFAS 123 had been applied. The directors have elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS 123. Accordingly, compensation expense is recorded from the date of grant only if the current market price of the underlying stock exceeded the exercise price (see note (g) above).

         Under SFAS No. 123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters.

         If the compensation cost of the options has been determined based on the fair value of the grant dates for 1999 and 1998 consistent with the method prescribed by SFAS No. 123, the Company's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated below:


                                                         Year ended December 31
                                                 1999             1998            1997
                                                               (Restated)
-------------------------- -------------- --------------- ----------------- --------------
Net profit (loss) in       - as reported      (L24.3)           L13.2             L8.5
L million
                           - revised          (L24.9)           L11.9             L8.2

Earnings (loss) per        - as reported       (11.1p)            6.0p             3.8p
share in pence
                           - revised           (11.3p)            5.4p             3.8p
-------------------------- -------------- --------------- ----------------- --------------

The revised amounts were determined based on employee share scheme awards in 1999, 1998, 1997, 1996 and 1995 only. Compensation cost is recognized over the expected life of the option (i.e. between 3-1/2 and 6-1/2 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 72.3p, 57.9p and 35.7p for options granted during the year ended December 31, 1999, 1998 and 1997, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997 respectively; dividend yields of nil throughout, expected volatility of 32% for options issued in 1999 and 30% for those issued earlier, risk-free interest rates of 5.6%, 7.0% and 7.0% and expected lives of between 3 1/2 and 6 1/2 years.

(i)       Treasury stock owned by Employee Share Option Plan (ESOP)
          Under UK GAAP, treasury stock purchased by the ESOP is recorded as a fixed asset investment at cost less any amounts written off. Under US GAAP, treasury stock is recorded at cost and deducted from shareholders' equity.

(j)       Cash flows
          The Group  Statement  of Cash Flows is  prepared  in  accordance  with
          Financial Reporting Standard No. 1 'Cash Flow Statements' ('FRS 1'). Its objectives and principles are similar to those set out in SFAS 95. The principle difference between the standards relates to classification. Under FRS 1, Saatchi & Saatchi presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources; and (g) financing. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and
          (c) financing. Cash flows from taxation and returns on investments and servicing of finance shown under FRS 1 would, with the exception of dividends paid, be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS 95. Movements in short term investments would be classified as an investing activity under the SFAS 95 rather than the management of liquid resources as shown under FRS 1. Amounts resulting from the demerging of CCG/Zenith companies included in acquisitions and disposals would be presented as financing. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS 95.

          Had bank overdrafts been shown as a financing activity in the Group statement of cash flows the repayments would have been L41.5 million, L48.4 million and L204.8 million in the years ended December 31, 1999, 1998 and 1997 respectively. The difference between the movement above and the movement implied in note 29 is due entirely to foreign exchange.

(k)       Investment in joint ventures
          Under UK GAAP, the Company separately identifies the joint ventures' turnover, operating profit and interest on the face of the profit and loss account and its share of the joint ventures' tax is separately disclosed in the notes to the financial statements.

         US GAAP requires the Company to calculate its share of the income of its joint venture after excluding inter-company transactions and present such amount net of income taxes in the Statement of Operations. Accordingly, the following table sets out the selected operating data on a UK GAAP basis adjusted for these presentation differences.



                                                          Year ended December 31,
                                                                 1998                1997
                                             1999             (Restated)          (Restated)
                                            L million         L million           L million

       ------------------------------- ------------------ ------------------- -------------------
       Share of income, net of tax,
       in joint ventures                      4.3                2.6                 1.4
       Profit on ordinary activities
       before tax                            34.2               33.5               793.6
       Tax on profit on ordinary
       activities                             9.2                8.4                 7.6
       ------------------------------- ------------------ ------------------- -------------------

         Summary financial information in respect of Zenith, presented in accordance with UK GAAP, is set out below:


                                                         Year ended December 31,
        -----------------------------------------------------------------------------------------
        Consolidated summary profit & loss    1999              1998                 1997
        account                            L million         L million           L million
        -----------------------------------------------------------------------------------------
       Revenue                               57.0               49.1                41.9
       Operating profit                       8.4                4.9                 1.5
       Profit on ordinary activities
       before tax                             9.7                5.3                 3.7
       Profit for the period                  6.5                3.5                 2.5
       ------------------------------- ------------------ ------------------- -------------------



                                                                        December 31,
       ---------------------------------------------------------------------------------------
       CONSOLIDATED SUMMARY STATEMENT OF NET LIABILITIES             1999             1998
                                                                  L million         L million

      ------------------------------------------------------     ------------     ------------
       Fixed assets                                                     3.2              3.2
       Current assets                                                 161.2            150.7
       Current liabilities                                           (190.5)          (180.9)
       Other long term creditors and provisions                         -               (0.2)
       ------------------------------------------------------    -------------    -------------
       Net liabilities                                                (26.1)           (27.2)
       ------------------------------------------------------    -------------    -------------


                                                                                  Year ended December 31,
-------------------------------------------------- ------     ----------------------------------------------------------------
Effect on net earnings of differences between US                  1999             1999             1998             1997
and UK GAAP                                                    $million*        L million        L million        L million
                                                   Ref.:                                         (Restated)       (Restated)
-------------------------------------------------- ------     -------------    -------------    -------------    -------------
Profit for the year in conformity with UK GAAP
                                                                   37.8            23.5             23.6            785.4

US GAAP adjustments

Amortization of goodwill and other intangibles      (a)            (6.1)           (3.8)            (6.1)            (6.2)
in accordance with US purchase accounting

Straight lining of property leases                  (b)            (0.2)           (0.1)            (0.1)            (1.0)

Share option compensation                           (g)           (68.9)          (42.8)

Increase in long-term property provisions           (c)             -               -                -                7.5

Effect of discount rates on property provisions     (c)            (1.8)           (1.1)            (4.2)            (4.5)

Fundamental reorganization - Demerger               (e)            -                -                -             (764.5)

Net dividends received from CCG companies prior     (d)            -                -                -              (10.4)
to the Demerger
-------------------------------------------------- ------     -------------    -------------    -------------    -------------

Net profit (loss) applicable to Ordinary                         (39.2)           (24.3)            13.2              6.3
shareholders in conformity with US GAAP
-------------------------------------------------- ------     -------------    -------------    -------------    -------------

Net profit/(loss) applicable per Ordinary share                  ($0.18)          (11.1p)           6.0p              2.8p
- basic

Average number of Ordinary shares (in millions)                  219.7             219.7           221.9            221.9

Net profit/(loss) per  Ordinary share - diluted                    -                -                5.9p              2.8p

Average number of Ordinary shares - diluted (in                    -                -              224.1             222.6
millions)
-------------------------------------------------- ------     -------------    -------------    -------------    -------------


                                                                                                  December 31,
------------------------------------------------------------------------ ----    ------------------------------------------------
Cumulative effect on shareholders' deficiency of differences between                 1999              1999             1998
US and UK GAAP                                                                     $million*         L million        L million
                                                                                                                     (Restated)
------------------------------------------------------------------------ ----    --------------    -------------    -------------

Equity shareholders' funds in conformity with UK GAAP                               (126.1)           (78.3)           (97.1)

US GAAP adjustments

Goodwill and US purchase accounting in respect of acquisitions and       (a)
joint venture

   Cost                                                                              278.7            173.1            173.1

   Accumulated amortization                                                         (118.1)           (73.4)           (69.5)

Straight lining of property leases                                       (b)        (38.8)            (24.1)           (23.5)

Discount on property provisions                                          (c)         10.6              6.6              7.1

Dividends                                                                (e)          3.5              2.2              3.1

Treasury stock owned by Employee Share Option Plan                       (h)        (11.0)            (6.8)            (5.5)
------------------------------------------------------------------------ ----    --------------    -------------    -------------

Ordinary shareholders' deficiency in conformity with US GAAP                         (1.2)            (0.7)            (12.3)
------------------------------------------------------------------------ ----    --------------    -------------    -------------


Comprehensive Income

Comprehensive income under US GAAP is defined as all changes in equity of a business enterprise during a period, except investments by, and distributions to equity owners. Accordingly, comprehensive income consists of net income and other items that are reflected in stockholders' equity on the balance sheet and have been excluded from the income statement. Such items of other comprehensive income include foreign currency translation adjustments, and unrealised gains on securities available for sale.



                                                                    December 31,
------------------------------------------------       ---------------------------------------
                                                         1999           1999          1998
COMPREHENSIVE INCOME                                   $ million*      L million    L million
                                                                                    (Restated)
------------------------------------------------       ----------     -----------   -----------
Net profit (loss) in accordance with US GAAP            (39.2)         (24.3)         13.2

Translation differences                                 (11.4)         (7.1)          0.2

Holding gain on securities available for sale             0.6           0.4           0.1
------------------------------------------------       ----------    -----------   -----------
                                                        (50.0)         (31.0)         13.5
------------------------------------------------       ----------    -----------   -----------

*These figures have been translated at the noon buying rate on December 31, 1999
(L1: $1.61) for convenience.


(l)       Prospective Accounting Pronouncement

          Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. While originally scheduled to be effective for us in the year 2000, a proposal to delay the implementation of the statement for one year was approved. The Company has not completed its analysis of the impact of this statement on the consolidated financial statements.

Note 39 - Subsequent Event (excluded from the scope of the Independent Auditor's Report)

On June 20th, 2000, the Company and Publicis S.A. announced that they have reached agreement on the terms of a proposed merger. The proposed merger terms are as follows:

         o 1.64 Publicis shares for every 100 Saatchi & Saatchi shares, valuing each Saatchi & Saatchi share at 500p, subject to an adjustment mechanism that is intended to maintain, subject to certain limitations, the value of the Publicis shares to be received by Saatachi & Saatchi shareholders in the event of changes in the market price of the Publicis shares and/or the exchange rate between the Euro and the pound sterling; and

         o Saatchi & Saatchi shareholders will receive one Publicis CVR (contingent value right) with each Publicis share.

The merger is to be effected by way of a scheme of arrangement of Saatchi & Saatchi under section 425 of the Companies Act. Under the scheme of arrangement, all of the issued Saatchi & Saatchi shares will be cancelled in consideration for the issue to Saatchi & Saatchi shareholders of new Publicis shares and Publicis CVR's, and Saatchi & Saatchi will become a wholly-owned subsidiary of Publicis.

The scheme of arrangement (and matters incidental to it) will require approval by a special resolution of Saatchi & Saatchi shareholders to be proposed at a Saatchi & Saatchi extraordinary general meeting. The scheme of arrangement will also require separate approval by Saatchi & Saatchi shareholders at a meeting to be convened by direction of the High Court of Justice in England and Wales (the "Court"). The approval required at the Court Meeting will be a majority in number of the Saatchi & Saatchi shareholders who vote at the meeting, either in person or by proxy, representing not less than 75% of the Saatchi & Saatchi shares voted. The scheme of arrangement will also require the sanction of the Court.

The scheme of arrangement will become effective upon delivery to the Registrar of Companies in England and Wales of a copy of the order of the Court sanctioning the scheme of arrangement and registration of such order.

The merger is expected to be completed by the middle of September, 2000.



                                  EXHIBIT INDEX



2.1 Upon the request of the Securities and Exchange Commission, the Company hereby agrees to provide a list of subsidiaries of the Company.

3.1      Transaction Agreement between Publicis S.A. and Saatchi & Saatchi PLC.

4.1      Consent of Independent Auditor.