Form 20-F
period 2000-12-31
PUBLICIS GROUPE SA
filed 2001-07-13
CIK 1050952

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
      OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                            COMMISSION FILE NUMBER:

                              PUBLICIS GROUPE S.A.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              N/A                 133, AVENUE DES CHAMPS-ELYSEES         REPUBLIC OF FRANCE
  (TRANSLATION OF REGISTRANT'S          75008 PARIS FRANCE         (JURISDICTION OF INCORPORATION
       NAME INTO ENGLISH)        (ADDRESS OF PRINCIPAL EXECUTIVE          OR ORGANIZATION)
                                             OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                              NAME OF EACH EXCHANGE
              TITLE OF EACH CLASS:                             ON WHICH REGISTERED:
              --------------------                            ---------------------
Ordinary shares, nominal value E0.40 per share,            The New York Stock Exchange
represented by American Depositary Shares (as
evidenced by American Depositary Receipts), each
American Depositary Share representing one share

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 138,219,819 ordinary shares, nominal value E0.40 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ].

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] Item 18 [X].
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     We make some forward-looking statements in this annual report. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this annual report, we are intending to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. We urge you to review and consider the various disclosures we make concerning the factors that may affect our business carefully, including the disclosures made under "Key Information -- Risk Factors," "Operating and Financial Review and Prospects," and "Quantitative and Qualitative Disclosures About Market Risk." Unless otherwise indicated, information and statistics presented in this document regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

                                EXPLANATORY NOTE

     Unless otherwise indicated, all references to our competitive positions made in this annual report are in terms of revenue generated.

     The term "billings," as used in this annual report, represents calculated amounts determined in accordance with common industry practices to facilitate comparison with other major companies in our industry and does not represent amounts generated from our accounting systems. The commission and fee revenues that are generated directly from our accounting systems do not permit a reliable comparison with the operations of other major companies because they exclude, notably in France following the implementation of the Loi Sapin in March 1993, purchases of media space by agents on behalf of their clients. See "Information on the Company -- Business Overview -- Governmental Regulation." In addition, in some foreign countries, total purchases and sales of media space are not reflected in statements of income.

     Billings are determined by taking the advertising budgets of clients and applying a coefficient (typically 6.67) corresponding to the traditional agency commission of 15%. Billings therefore reflect the volume of advertising budgets managed, independent of the contractual provisions between our company and our clients.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Identity of Directors, Senior Management and Advisers.......    1
Offer Statistics and Expected Timetable.....................    1
Key Information.............................................    1
Information on the Company..................................    7
Operating and Financial Review and Prospects................   18
Directors, Senior Management and Employees..................   27
Major Shareholders and Related Party Transactions...........   33
Financial Information.......................................   35
The Offer and Listing.......................................   36
Additional Information......................................   38
Quantitative and Qualitative Disclosures About Market
  Risk......................................................   50
Description of Securities Other Than Equity Securities......   51
Defaults, Dividend Arrearages and Delinquencies.............   52
Material Modifications to the Rights of Security Holders and
  Use of Proceeds...........................................   52
Financial Statements........................................   53

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3:  KEY INFORMATION

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of our company and should be read in conjunction with our financial statements and the information provided under "Operating and Financial Review and Prospects" and "-- Risk Factors." As described in note 2 to our financial statements, the selected financial data presented below have been prepared on a basis consistent with that used in our financial statements. Prior years have been restated as necessary for a consistent presentation. Our financial statements have been prepared in accordance with accounting principles generally accepted in France (French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See note 29 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders' equity as calculated under French GAAP. The selected consolidated financial data for each of the five years ended December 31, 2000 have been extracted or derived from our audited financial statements, which were translated into euros using the fixed exchange rate for French francs and euros on January 1, 1999.

     Since January 1, 2000, our financial statements have been prepared in conformity with new accounting rules applicable to consolidated financial statements in France (nouvelles regles et methodes relatives aux comptes consolides). The new rules, issued by the French accounting rules and regulation committee (the Comite de Reglementation Comptable), were approved on June 22, 1999 and became effective on January 1, 2000. The new rules differ from the rules previously applied in terms of accounting for business combinations, deferred income taxes, assets under capital leases, conversion of French financial statements of foreign subsidiaries and exchange rate differences on accounts receivable and payable stated in foreign currencies. In accordance with the new rules, we have elected not to restate retroactively our accounting for business combinations and disposals completed in prior years.

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                     2000(3)   1999    1998(2)   1997(2)   1996(2)
                                                     -------   -----   -------   -------   -------
                                                     (IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenue............................................   1,770    1,042      851       663       571
Amounts in accordance with French GAAP
Operating income...................................     275      156      116        86        67
Group net income...................................     128       74       47        35        28
Basic earnings per share(1)........................    1.18     0.85     0.59      0.51      0.38
Diluted earnings per share(1)......................    1.15     0.84     0.56      0.47      0.35
Dividends per share................................    0.20     0.17     0.12      0.08      0.07
Amounts in accordance with U.S. GAAP
Group net income...................................      34       73       --        --        --
Basic earnings per share(1)........................    0.31     0.84       --        --        --
Diluted earnings per share(1)......................    0.31     0.83       --        --        --

                                                                YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                     2000(3)   1999    1998(2)   1997(2)   1996(2)
                                                     -------   -----   -------   -------   -------
                                                     (IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Amounts in accordance with French GAAP
Tangible and intangible assets, net................   1,303      437      383       255       272
Total assets.......................................   4,130    2,078    1,604     1,290     1,160
Bank borrowings and overdrafts (short and
  long-term).......................................     901      212      124       124       106
Shareholders' equity...............................     299      345      314       240       238
Amounts in accordance with U.S. GAAP
Shareholders' equity...............................   2,622      580       --        --        --

---------------
(1) Per share data have been adjusted to reflect the 10 for 1 stock split that occurred on August 29, 2000.

(2) Amounts have been restated from French francs into euros using the exchange rate set by the Council of the European Union for use as of January 1, 1999 of E1 = FF 6.55957.

(3) 2000 amounts include the operations of Saatchi & Saatchi for the period between the acquisition date in September 2000 through December 31, 2000.

                           EXCHANGE RATE INFORMATION

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2000, the following 11 member states participated in EMU and had adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at E1.00 = FF 6.55957, and we have translated French francs into euros at that rate.

     Share capital in our company is represented by ordinary shares with a nominal value of E0.40 per share (generally referred to as "our shares"). Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that our shareholders will receive on conversion of dividends from euros to dollars.

     The following table shows the French franc/U.S. dollar exchange rate for 1996 through 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for 1999 through June, 2001 based on the noon buying rate expressed in dollars per euro. For information regarding the effect of currency fluctuations on our results of operations, see "Operating and Financial Review and Prospects."

                                                              PERIOD    AVERAGE
                                                               END       RATE*     HIGH    LOW
                                                              ------    -------    ----    ----
EURO/U.S. DOLLAR
June 2001...................................................   0.85      0.85      0.87    0.84
May 2001....................................................   0.85      0.87      0.89    0.85
April 2001..................................................   0.89      0.89      0.91    0.87
March 2001..................................................   0.88      0.91      0.94    0.88
February 2001...............................................   0.92      0.92      0.94    0.90
January 2001................................................   0.93      0.94      0.96    0.91
2000........................................................   0.93      0.92      1.03    0.83
1999........................................................   1.00      1.06      1.17    1.00
U.S. DOLLAR/FRENCH FRANC
1998........................................................   5.62      5.90      6.17    5.41
1997........................................................   5.99      5.84      6.35    5.21
1996........................................................   6.23      5.12      5.29    4.89

---------------
* For yearly totals, the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the relevant period.

                                  RISK FACTORS

     You should carefully consider the risk factors described below in addition to the other information presented in this annual report.

    WE MAY HAVE DIFFICULTY COMPETING IN THE HIGHLY COMPETITIVE ADVERTISING AND COMMUNICATIONS INDUSTRY

     The advertising and communications industry is highly competitive and we expect it to remain so. Our competitors in the advertising and communications business run the gamut from large multinational marketing and communications companies to smaller agencies that operate only in local or regional markets. In addition, major consulting firms have recently begun to develop practices in marketing and communications. New competitors also include systems integrators, database marketing and modeling companies and telemarketers offering technological solutions to marketing and communications issues faced by clients. We must compete with these companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Some clients require us to compete for business at mandatory periodic intervals.

     We believe that large multinational companies will increasingly seek to consolidate their accounts with a limited number of organizations that can satisfy their marketing and communications needs worldwide. This trend is likely to require companies seeking to compete effectively in the international advertising and communications industry to provide a comprehensive range of advertising and communications services. Some of our competitors may be able to provide a more complete range of services, or provide services in more markets, than we can at present.

    WE MAY BE ADVERSELY AFFECTED BY A DOWNTURN IN THE ADVERTISING AND COMMUNICATIONS INDUSTRY

     The advertising and communications industry is subject to downturns corresponding to those in general economic conditions and changes in client business and marketing budgets. Because some clients may respond to general economic downturns by reducing their marketing budgets in order to meet earnings goals, downturns may be more severe in the advertising and communications industry than in other industries. For this reason, our prospects, business, financial condition and results of operations may be materially adversely affected by a downturn in general economic conditions in one or more markets or changes in client business and marketing budgets.

    WE MAY NOT BE SUCCESSFUL IN IDENTIFYING APPROPRIATE ACQUISITION CANDIDATES OR INVESTMENT OPPORTUNITIES, COMPLETING ACQUISITIONS OR INVESTMENTS ON SATISFACTORY TERMS OR INTEGRATING NEWLY ACQUIRED COMPANIES

     Our business strategy includes enhancing our existing advertising and communications capabilities and deepening our geographic presence. We intend to implement this strategy in part by making acquisitions and other investments. We may not be successful in identifying appropriate acquisition candidates or investment opportunities or consummating acquisitions or investments on terms satisfactory to us. In addition, we may not succeed in integrating any newly acquired companies into our existing global networks in a way that produces the synergies or other benefits we hope to achieve. Furthermore, we may use our shares as consideration in future acquisitions and investments, which could result in dilution to existing shareholders.

    WE ARE DEPENDENT UPON, AND RECEIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUES FROM, LARGE CLIENTS

     A significant reduction in advertising and communications spending by, or the loss of one or more of, our largest clients could weaken our financial condition and cause our business and results of operations to suffer. Our major clients may not continue to use our services to the same extent, or at all, in the future. Clients can typically cancel contracts with their advertising agencies on 90 to 180 days' notice. In addition, clients generally are able to reduce advertising and communications spending or cancel projects at any time for any reason.

    GOVERNMENT REGULATIONS OR SELF-REGULATORY STANDARDS RELATING TO THE USE OF INFORMATION ABOUT CONSUMERS COULD HARM OUR OPERATIONS

     In a number of countries, particularly in Europe and North America, growing concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased governmental scrutiny and legislative and regulatory activity concerning data collection and use practices. Various governmental authorities have recently proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that limits the collection and use of information regarding Internet users in Europe. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-regulatory standards. Because some of our operations rely on the collection and use of client data, this scrutiny, and any legislation, regulations or standards promulgated as a result, could adversely affect our business and results of operations.

    WE ARE EXPOSED TO A NUMBER OF RISKS FROM OPERATING IN DEVELOPING COUNTRIES

     We conduct business in various developing countries around the world. The risks associated with conducting business in developing countries can include slower payment of invoices, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. In addition, commercial laws in many of these countries can be vague, arbitrary, contradictory, inconsistently administered and retroactively applied. It is therefore difficult for us to determine with certainty at all times the exact requirements of these laws. If we are deemed not to be in compliance with applicable laws in developing countries in which we conduct business, our prospects, business and results of operations could be harmed, and our financial condition could be weakened.

    WE ARE EXPOSED TO POTENTIAL LIABILITIES, INCLUDING LIABILITIES ARISING FROM ALLEGATIONS THAT OUR CLIENTS' ADVERTISING CLAIMS ARE FALSE OR MISLEADING OR THAT OUR CLIENTS' PRODUCTS ARE DEFECTIVE

     From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, including our clients' competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging that:

     - advertising claims made with respect to our clients' products or services are false, deceptive or misleading;

     - our clients' products are defective or injurious; or

     - marketing and communications materials created for our clients infringe on the proprietary rights of third parties.

     The damages, costs, expenses or attorneys' fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition to the extent we are not adequately insured and are not indemnified for them by clients. In addition, our contracts with clients generally require us to indemnify clients for claims brought by competitors or others asserting that our advertisements or other communications infringe upon their intellectual property rights.

    OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPENDS ON RETAINING THE SERVICES OF OUR MANAGEMENT AND ATTRACTING AND RETAINING OTHER KEY EMPLOYEES

     The loss of the services of key members of our management could harm our business and results of operations. In addition, our success has been, and is expected to continue to be, highly dependent upon the skills of our creative, research, media and account personnel and practice group specialists, and their relationships with our clients. Our employees have generally not signed non-compete agreements that restrict their ability to work for our competitors. If we are unable to continue to attract and retain additional key personnel, or if we are unable to retain and motivate our existing key personnel, our prospects, business, financial condition and results of operations would be materially adversely affected.

    CURRENCY EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS, THE PRICE OF OUR SHARES AND THE VALUE OF DIVIDENDS RECEIVED BY HOLDERS OF OUR ADSs

     We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. To the extent this has a negative effect on our financial condition as presented in our financial statements, it could cause the price of our shares to decline. Conversely, if the relative value of the euro to the U.S. dollar declines, the U.S. dollar equivalent of cash dividends paid in euros on our American Depositary Shares (ADSs) will decline as well.

    THE ABILITY OF HOLDERS OF OUR ADSs TO INFLUENCE THE GOVERNANCE OF OUR COMPANY MAY BE LIMITED

     Holders of our ADSs may not have the same ability to influence the governance of our company as shareholders in some U.S. companies would. For example, holders of our ADSs may not receive voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by contract.

    SOME PROVISIONS OF FRENCH LAW AND OUR STATUTS COULD HAVE ANTI-TAKEOVER
    EFFECTS

     French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to inform us within 15 days of crossing the threshold percentage. A person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person's intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with this requirement may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to criminal fines. In addition, our statuts provide double voting rights for shares owned by the same shareholder in registered form for at least two years. Our statuts further provide that any person who acquires or disposes of more than 1% of our outstanding shares or voting rights must inform us within 15 days of crossing the threshold percentage. Shareholders who fail to comply with this requirement may be deprived of voting rights in excess of the relevant threshold for a period of up to two years. Finally, our shareholders have authorized our management board to increase our capital in response to a third party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management. Giving effect to the double voting rights provision of our statuts, we estimate that at least 45% of the voting power of our company is held by descendants of Marcel Bleustein-Blanchet, our founder, and our directors and employees.

    WE ARE SUBJECT TO CORPORATE DISCLOSURE STANDARDS THAT ARE LESS DEMANDING THAN THOSE APPLICABLE TO SOME U.S. COMPANIES

     As a foreign private issuer, we are not required to comply with the notice and disclosure requirements of the Securities Exchange Act of 1934, as amended, relating to the solicitation of proxies for shareholders' meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about our company than is regularly published by or about other public companies in the United States.

ITEM 4:  INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

     The legal name of our company is Publicis Groupe S.A. and its commercial name is Publicis. Our company is a societe anonyme, a form of corporation. It was incorporated in 1938, pursuant to the French commercial code, for a term of 99 years. Our registered office is located at 133, avenue des Champs-Elysees, 75008 Paris, France, and the phone number of that office is 331 44 43 70 00.

HISTORICAL BACKGROUND

     Our company was founded in 1926 by Marcel Bleustein-Blanchet, known as the "father of modern advertising in France" and the "David Ogilvy of French advertising" because of his drive for innovation, his creativity in developing successful campaigns for clients and the new standards of excellence he set. Among his early innovations was the use of radio for advertising: In 1934, due to a ban on advertising on France's government-owned radio stations, he created Radio Cite, the country's first private station. He launched Regie Presse, a subsidiary dedicated to the sale of advertising space in the press, in 1937.

     When the Second World War began, Mr. Bleustein-Blanchet decided to shut down both our company and Radio Cite. We re-opened in 1946 and won our first major post-war client, Colgate Palmolive, a year later. Through Regie Presse, we also expanded into the sale of media space in mass transit systems. Realizing the importance of monitoring consumer habits and expectations, Mr. Bleustein-Blanchet established a market research unit as part of our company. Our expansion continued in the 1940's and 50's in other ways as well. Nestle became a client in 1952; Shell joined us in 1954. We moved our headquarters to its current location on the Champs-Elysees in Paris in 1957.

     Our reputation for innovation was strengthened in 1968 when we created the first television advertising campaign in France. Also in 1968, we provided communications advice to Saint Gobain in its successful defense of a hostile takeover attempt by BSN, the first hostile takeover bid in French business history. Clients won in the 1960's included Renault and L'Oreal.

     We became a public company in 1970. In 1972, our headquarters building was destroyed by fire and we had to rebuild it. We began pursuing a strategy of expansion in Europe through acquisitions the same year, purchasing the Intermarco network in the Netherlands (with offices in Belgium, Germany, Scandinavia, Italy and Spain) and Farner in Switzerland (with offices in Germany and Austria). By 1974, we were present in 14 European countries. We made our first inroads in interactive communications in this period with the founding of SGIP, since renamed Publicis Technology. Our current chief executive officer, Maurice Levy, joined our company in 1971 and became chief operating officer of Publicis Conseil in 1976. In 1978, our European expansion continued through our acquisition of the McCormick agency, a well-known U.K. firm.

     In 1981, we opened our first New York office. In 1984, we regrouped our network, then present in 23 countries, under the "Publicis" name. We founded our media buying subsidiary Optimedia in 1987, and it began operations in France, the United Kingdom and Switzerland. Also in 1987, Maurice Levy became our chief executive officer and president of our management board. We entered into a major strategic alliance with U.S.-based Foote, Cone & Belding Communications (FCB) in 1988. We merged our operations in Europe with those of FCB, thus becoming the leading advertising network in Europe. We managed the combined European operations, making substantial investments in developing them, particularly in Spain and Italy. Through FCB, we also raised our profile among corporations in the United States. In 1989, we began expanding into eastern Europe. The same year, we won Whirlpool's worldwide account and launched a European direct marketing network, since renamed Publicis Dialog.

     Our expansion accelerated in the 1990's. We created BMZ, a new network operating in Germany, France, the United Kingdom, Belgium, The Netherlands and Italy, in 1992. The next year we acquired FCA, the fourth largest communications group in France. We then merged FCA and BMZ to create FCA!BMZ, a subsidiary with operations in 12 European countries. In 1994, we merged our New York office with Bloom, a U.S. subsidiary of FCA, as part of an effort to further increase our presence in the United States. Coca-Cola became a client in 1994. We discontinued our alliance with FCB in 1995 due to strategic divergences with its parent company, True North Communications, Inc.

     Mr. Bleustein-Blanchet died in 1996, and Elisabeth Badinter, Mr. Bleustein-Blanchet's daughter, succeeded him as chair of the supervisory board.

     We began our expansion outside of Europe in 1996, acquiring operations in Mexico, Brazil and Canada. Over the next three years, we built an impressive international network with a string of acquisitions in eastern Europe, the Middle East, Latin America and the Asia-Pacific region. We also expanded in the United States during this period, acquiring Hal Riney & Partners and EvansGroup in 1998 and a 49% interest in Burrell Communications in 1999. At the beginning of 2000, we had operations in 130 locations in 76 countries and ranked tenth worldwide among communications groups. (Unless otherwise indicated, all references to our competitive positions made in this annual report are in terms of revenue generated).

     The year 2000 was marked by a further acceleration of our expansion strategy. We acquired controlling interests in a number of major U.S. agencies, including the Fallon Group, Frankel & Company, DeWitt Media and Winner & Associates, thus becoming a major competitor in the U.S. market. Even more significantly, we dramatically increased the size of our operations with the acquisition of Saatchi & Saatchi plc, with its network of operations across 92 countries. In addition, we became the world's leading healthcare communications company as a result of our acquisition of a controlling interest in Nelson Communications. Reflecting our increasingly international focus, our shares, represented by ADSs, began trading on the New York Stock Exchange following the Saatchi & Saatchi acquisition.

     As a result of our internal and external expansion, we are now the sixth leading advertising and communications company in the world, with operations in 170 cities in 102 countries around the world and over 20,000 employees. On a pro forma basis, we generated revenue of E2.2 billion in 2000.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

     As a result of our strategy of global expansion, our principal capital expenditures since the beginning of 1998 have been associated with acquisitions of other advertising and communications firms. In 1998, for example, we acquired all of, or controlling interests in:

     - Hal Riney, a U.S. advertising and public relations firm (that has been renamed Publicis & Hal Riney);

     - Casadevall Pedreno & PRG, one of Spain's most prestigious agencies;

     - Malaysia's Wet Desert agency and a 50% interest in Prakit, an agency with operations in Thailand, Myanmar, Vietnam, Laos and Cambodia.

     - Capurro in Argentina, the "67" agency in Venezuela and Unitros in Chile.

     - SMW and Mediabec in Canada.

     We invested a total of E81 million (net of disposals and not including equity consideration) to acquire other companies in 1998. We made E62 million in other investments, of which E13 million went to repurchasing our own shares.

     In 1999, we continued to bolster our positions in key areas around the world:

     - in Asia, we acquired controlling interests in the Welcomm agency (Korea), AD Link (China) and AMA (the Philippines);

     - in the Middle East, we acquired a controlling interest in Publi-Graphics, a firm based in Lebanon with offices in seven countries in the region; and

     - in the United States, we acquired 49% of Burrell Communications, a respected agency focused on the African-American community and urban youth.

     Net acquisitions totaled E51 million in 1999. Other investments came to E115 million, of which E57 million was invested in repurchasing our own shares.

     As noted above, we made a number of major acquisitions in 2000. The largest of these, Saatchi & Saatchi, was acquired in exchange for our shares, and therefore did not require any capital expenditure as such. Several of our other 2000 acquisitions, however, did involve capital expenditures, including our acquisitions of all of, or controlling interests in:

     - Fallon, a prestigious U.S. advertising agency;

     - Frankel, a leader in marketing services in the United States;

     - DeWitt Media, an agency that specializes in consulting and media buying, a focus that enabled us to introduce the Optimedia brand in the United States;

     - Winner & Associates, a U.S.-based public relations agency;

     - Nelson Communications, the largest healthcare advertising network in the United States (90% of the consideration for which consisted of our treasury shares); and

     - Publicistas Asociados, Peru's biggest advertising agency.

     We invested a total of E541 million (net of disposals and not including equity consideration) in making these acquisitions. We also invested in interactive communications by forming Publicis.Net, which brings together our new Internet-related operations around the world. Other investments came to E148 million, including E106 million of investments in fixed assets and E34 million spent in repurchasing our shares. For information concerning our level of ownership in the foregoing acquired agencies and our other subsidiaries as of December 31, 2000, see note 28 to our financial statements.

     We have made several acquisitions since the beginning of 2001 in pursuit of our strategy of increasing our emphasis on specialized agencies and marketing services and extending our geographical presence in key markets. The major acquisitions completed so far in 2001 include controlling interests in:

     - Fisch.Maier.Direkt, a Swiss direct marketing firm;

     - Carre Noir, one of the best design agencies in France;

     - Sanchez & Levitan, among the largest agencies in the United States focused on the rapidly-growing Hispanic community;

     - The Triangle Group, a leading U.K. marketing services agency; and

     - Fabianne Gershon Associates and Hudson Stone Group, two corporate and financial communications firms based in New York.

                               BUSINESS OVERVIEW

     We are the world's sixth largest advertising and communications firm and operate two major global networks, Publicis Worldwide and Saatchi & Saatchi Worldwide. We intend to expand Fallon into a third global network with regional hubs in several key countries. We also have the world's largest healthcare communications network, combining Nelson Communications with the healthcare activities of the Publicis and Saatchi & Saatchi networks. In addition, through Zenithmedia (which we own jointly with Cordiant Communications) and Optimedia (a wholly owned subsidiary), we are the world's fourth largest media buying group.

     We have strong positions in key markets around the world. We rank first in Europe overall, and are among the top five advertising and communications companies in France, Germany, the United Kingdom, The Netherlands, Spain, Italy and Switzerland. As a result of our recent expansion, we are now among the ten largest advertising and communications firms in the United States and Canada as well. We are also well represented in Asia, where our acquisition of Saatchi & Saatchi gives us a significantly expanded presence, the Middle East and Latin America. We provide services primarily in the following areas:

     - Traditional advertising services. We provide traditional advertising services through the Publicis, Saatchi & Saatchi and Fallon networks. These activities accounted for approximately two-thirds of our total revenue in 2000.

     - Specialized agencies and marketing services. We provide specialized communications services such as public relations, corporate and financial communications, direct marketing, sales promotion, interactive communications, design, media buying and media sales (collectively referred to as "SAMS") through subsidiaries including Nelson Communications, Frankel, Publicis Dialog, Publicis Consultants and Optimedia.

CLIENTS

     We provide advertising and communications services to national and multinational clients around the world. In 2000, approximately one-third of our revenue came from globally-managed accounts (i.e., those for which we provide services in five or more countries). We generated the remaining two-thirds from clients of our subsidiaries around the world. This client mix, we believe, is advantageous in that locally-managed clients are often more profitable and tend to be focused on the discrete markets in which they operate, therefore diversifying our exposure to fluctuations in general market conditions. Locally-managed clients also give us an opportunity to take advantage of, and add to, our intimate knowledge of national and local cultures and business environments and to raise our profile in local markets. No one client accounted for more than 5% of our total revenue in 2000. The following chart discloses, for each of our largest clients in 2000, the number of countries in which we provide services and the length of our relationship:

                                                          NUMBER OF    YEARS AS
                                                          COUNTRIES     CLIENT
                                                          ---------    --------
PUBLICIS WORLDWIDE
Nestle..................................................     50           48
Renault.................................................     20           37
Sara Lee/Dim............................................     12           37
L'Oreal.................................................     70           21
Whirlpool...............................................     47           11
Siemens.................................................     34            9
Rowenta.................................................     23            7
Coca-Cola...............................................     33            6
British Airways.........................................     57            5
Hewlett-Packard.........................................     40            4
Inmarsat................................................     79            4
Hermes..................................................     20            3
Tefal...................................................     29            3
Club Med................................................     29            2
UBS.....................................................     32            2
Ericsson................................................     32            1

                                                          NUMBER OF    YEARS AS
                                                          COUNTRIES     CLIENT
                                                          ---------    --------

SAATCHI & SAATCHI WORLDWIDE
Procter & Gamble........................................     67           80
General Mills CPW.......................................     22           77
DuPont..................................................     13           52
Visa International......................................     22           14
Toyota..................................................     28           26
Johnson & Johnson.......................................     30           30
Sony Consumer Electronics...............................     29            2
Diageo Guinness.........................................     23           11

STRATEGY

     In 2000, we became a world leader in the advertising and communications industry in terms of geographical presence, array of services and flexibility. In view of this growth, our overall priority now is to increase on a country-by-country basis the scope of services we provide to clients, particularly services for which demand is growing rapidly, and to make selected acquisitions to round out our geographical presence and service offerings. The main components of this strategy are to:

     - EXPAND OUR OPERATIONS THAT PROVIDE SAMS -- SPECIALIZED AGENCIES AND MARKETING SERVICES

     We currently have a number of operations that complement our traditional advertising services by providing direct marketing, sales promotion, design, corporate communications, financial communications, interactive communications, public relations, media buying and media sales services. Demand in these areas is growing faster than demand for traditional advertising services, a trend we believe is likely to continue for the foreseeable future. Moreover, providing non-advertising services helps us to build and maintain a "total relationship" between consumers and our clients' brands. Demand is also growing rapidly for specialized communications services such as those directed at particular ethnic groups (in particular, African-American and Hispanic communities in the United States), healthcare communications and human resources communications. We intend to take advantage of these trends by growing our existing SAMS operations and by making selective acquisitions. Our goal is to have SAMS generate 45% of our total revenue in 2003, up from an estimated 33% in 2000.

     - PENETRATE THE JAPANESE ADVERTISING MARKET

     While we currently have some operations in Japan through the Publicis Worldwide and Saatchi & Saatchi Worldwide networks, it is our goal to become a major competitor there, possibly through one or more acquisitions. According to Zenithmedia, advertising expenditures in Japan were $37 billion in 2000, or $294 per capita; both figures were the highest in the world outside the United States. Increasing our presence in Japan will enhance our ability to provide services to multinational clients on a global basis. In addition, we believe that our strong brands, expertise and international experience provide us with competitive advantages that will allow us to gain market share and generate significant revenue growth from the Japanese market.

     - MAKE SELECTIVE ACQUISITIONS TO ACHIEVE CRITICAL MASS IN OTHER SELECTED MARKETS

     We rank among the top five to ten advertising and communications firms in most of the major countries in which we operate, and we believe this gives us a visibility that is useful in the competition for new clients. In some countries, however, we have only limited operations, and acquisitions may be required in order for us to reach a position of market leadership. In addition, we believe that our extensive international experience gives us a competitive advantage in pursuing opportunities for growth in emerging economies. For these reasons, we intend to seek acquisition candidates in selected markets around the world in order to expand into promising new markets and, where necessary, to enhance our competitive positions.

FINANCIAL TARGETS

     We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of companies we have acquired, especially Saatchi & Saatchi, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goals are to achieve in the 2003 fiscal year an 18% margin in terms of EBITDA over revenue and a 15% margin in terms of EBITA (earnings before interest, taxes and amortization of goodwill) over revenue, in each case as calculated under French GAAP. We had achieved those targets prior to the acquisition of Saatchi & Saatchi; accordingly, our current goals can be achieved by bringing Saatchi & Saatchi up to a level of profitability consistent with our pre-acquisition performance. We expect that the majority of the improvement in our profitability will come from developing Saatchi & Saatchi's European operations and taking advantage of cross-selling opportunities and synergies in the provision of administrative and back office services. As noted above, our goal in terms of business mix is to generate 55% of our revenue from traditional advertising and 45% from SAMS businesses by 2003.

MARKETS

     We conduct operations in 102 countries and 170 cities around the world. Our primary markets are Europe and the United States. Below we show the contribution of selected geographical markets to our revenue for the years ending December 31, 2000, 1999 and 1998 (in millions of euros):

               EUROPE
             (INCLUDING                     NORTH        REST OF
  YEAR        FRANCE)         FRANCE       AMERICA        WORLD        TOTAL
  ----     --------------   ----------   -----------   -----------   ---------
2000            878            342           688           204         1,770
1999            702            294           214           126         1,042
1998            631            274           154            66           851

OPERATING DIVISIONS

     We conduct our business through one segment -- advertising and communications -- which operates primarily through two divisions: Communications and Other Activities. Below we show the contribution of each division to our consolidated revenue for the years ending December 31, 2000, 1999 and 1998 (in millions of euros):

                                                          OTHER
YEAR                              COMMUNICATIONS       ACTIVITIES        TOTAL
----                            ------------------   ---------------   ----------
2000..........................        1,635                135           1,770
1999..........................          923                119           1,042
1998..........................          737                114             851

     COMMUNICATIONS

     The Communications division consists of all our agencies involved in advertising, marketing services, media buying, planning and consulting and related disciplines. We generated more than 90% of our 2000 revenue from our Communications operations.

     Communications services

     We provide a full range of advertising and communications services, designing a customized package of services to meet each client's particular needs. The communications services we provide typically include one or more of the following:

     - Traditional advertising services. Traditional advertising services principally involve the creation of advertising for products, services and brands. They may also include strategic planning involving analysis of a product, service or brand compared to its competitors through market research, sociological and psychological studies and creative insight. The creation of advertising includes the writing, design and development of concepts. When a concept has been approved by a client, we supervise the production of materials necessary to implement it, including film, video, print and electronic materials. Our advertising programs involve various media, including television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media. We evaluate the choice of media to reach the desired market most efficiently and monitor the effectiveness of the program. In the case of global and regional campaigns, we plan and coordinate the implementation of the program through the efforts of our worldwide account directors and our networks of national agencies.

     - SAMS. The full range of specialized communication services we offer complement our traditional advertising activities. Services provided by our specialized agencies and marketing services operations include:

        - Direct marketing. Direct marketing, also known as customer relationship management or CRM, focuses on building clients' relationships with individual customers (as opposed to traditional advertising services, which target groups of consumers or the public at large). Through our direct marketing operations, we assist clients in creating direct communications programs and provide the appropriate tools and database support to maximize the efficiency of those programs.

        - Sales promotion. Our sales promotion operations seek to increase sales and awareness of clients' products and consumer loyalty through point-of-sale promotions, coupon programs and similar means.

        - Specialized advertising services. Our specialized agencies provide services that are generally similar to those offered by our traditional agencies. Unlike traditional agencies, however, our specialized operations focus on particular areas of advertising that have distinct characteristics and require special knowledge and experience. We provide specialized services primarily in the following areas:

           -- Healthcare.  We have a network of agencies, centered around Nelson
              Communications, that work exclusively with clients in the healthcare industry to reach consumers and doctors and other medical professionals through advertising campaigns, medical conferences and symposia and other means. These agencies also provide marketing services such as public relations, consulting and sales personnel recruitment and training.

           -- Human resources communications. Through our human resources operations, we create employee recruitment-related advertising, including classified advertising and campaigns to improve a client's overall image with prospective applicants, for companies seeking job applicants and recruiting firms. We also assist clients in developing internal communications programs.

           -- Ethnic communications. Some of our agencies have developed expertise in creating advertising and communications services aimed at particular ethnic groups, particularly African-Americans and Hispanics in the United States.

        - Media buying. Media buying services are often, though not always, provided in conjunction with other advertising services. Through our media buying operations, we analyze various media outlets, including television, print, radio, Internet and outdoor venues, and demographic and ratings information. In light of this analysis, we help plan the most effective means of pursuing an advertising or communications strategy. We then book the media space necessary to implement the strategy, using our experience and buying power to obtain favorable rates for our client.

        - Media sales. We provide media sales services through Medias & Regies Europe, as described under "-- Other Activities -- Medias & Regies Europe."

        - Corporate and financial communications. We provide corporate and financial communications services designed to assist clients in delivering their message to investors and the public and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

        - Public relations. Our public relations services are designed to assist clients with the management of their ongoing relations with the press and the public. These services include strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors; product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers; and media relations services, which help clients enhance their brand recognition and image.

        - Design. Our design services are intended to enhance the visual symbols that affect a client's image and to ensure that the design and packaging of products are consistent with the means used to market them.

        - Interactive communications. Our interactive communications services consist primarily of website and intranet design, Internet-related direct marketing and related services and banner advertisement design.

     Research programs

     We have developed a number of programs designed to enhance the effectiveness of our communications services by providing anthropological, psychological and cultural insights into the behavior and attitudes of consumers and other target audiences. Our research programs include the following:

     - Get It Right. A strategic planning process developed within the Publicis Worldwide network, Get It Right is designed to ensure that a viable strategic opportunity and/or brand concept is identified before creative work is initiated;

     - Context Analysis. Context Analysis is a media screening tool used by agencies in the Publicis Worldwide network involved in strategic planning that uses sociological methods to track new trends and analyze the way the media covers them;

     - Tweens. Tweens is a qualitative research tool intended to aid analysis of teenager behavior and lifestyles. Tweens is used by agencies in the Publicis Worldwide network;

     - The Ideas Brief. The Ideas Brief is a system developed by Saatchi & Saatchi to help an agency identify ideas for transforming a client's business, brand, and reputation. The system has three parts: the "Equity Onion," which is used to identify a brand's core values or essence, the "Brand Axle," used to identify the extent to which a brand associated with one product can be successfully used to market other products, and the "Brand Temple" for multi-product companies that use several sub-brands;

     - The Ideas Toolkit. The Ideas Toolkit is a Saatchi & Saatchi program that facilitates the monitoring of the effectiveness of a communications program using anthropological and psychological methods; and

     - Yurban. Yurban is a unit of Burrell Communications dedicated to researching marketing strategies aimed at urban youth.

     Organization

     Major business units in our Communications division include the following:

     - Publicis Worldwide. This unit is comprised of all the Publicis agencies in Europe (other than France), Israel, the Middle East, South Africa, the Asia-Pacific region, Latin America and Canada. The majority of its operations focus on traditional advertising services, but it has specialized agencies as well. Publicis Worldwide also includes some Publicis Dialog offices that are primarily involved in marketing services, some Optimedia units that provide media buying services and some interactive communications operations.

     - Publicis Conseil. Publicis Conseil operates exclusively in France, and consists of subsidiaries involved in a variety of communications disciplines, including Publicis Dialog, a provider of marketing services and Media System, a provider of human resources communications.

     - Publicis Consultants. Publicis Consultants is a specialized agency focusing upon corporate communications, financial communications, public relations and design. It has offices in France and elsewhere in Europe.

     - Publicis USA Holdings. This group includes the majority of our operations in the United States: Publicis Inc., Publicis Dialog, Publicis & Hal Riney, Fallon, Duffy Design, Frankel, Burrell Communications, Sanchez & Levitan, Nelson Communications, Optimedia US and Winner & Associates, among others. These operations provide a full range of advertising and communications services.

     - Saatchi & Saatchi Worldwide. This network consists principally of Saatchi & Saatchi agencies in 92 countries around the world. It also includes The Facilities Group, a U.K. firm that provides a range of technical and creative services in the areas of design, artwork, print and audiovisual production, and Rowland Communications, a public relations and corporate communications specialist with offices in the United States and several countries in Europe.

     - WAM. WAM is a production company located in France that creates audio and video commercials.

     - Publicis.Net. Created in 2000, Publicis.Net includes Internet-oriented companies operating in France and elsewhere.

     - Optimedia. Optimedia operates a media buying network in 32 countries around the world. It has a strong presence in the United Kingdom, the United States, Germany and France.

     - Zenithmedia. This media buying group operates in 38 countries, with a strong presence in the United Kingdom, the United States and Spain. We own Zenithmedia jointly with Cordiant.

     OTHER ACTIVITIES

     Medias & Regies Europe

     Medias & Regies Europe consists of all our media sales activities. We conduct these activities, which are considered SAMS, in France and other European countries. Medias & Regies Europe contributed approximately 6% of our total revenue in 2000 on a pro forma basis.

     Medias & Regies Europe sells advertising space to advertising and media buying firms on behalf of media companies. In some instances, it sells space to advertising and media buying operations that are part of our Communications division. It does so, however, on an arm's-length basis, dealing with those businesses on the same terms as other customers. In 2000, more than 90% of our revenue in this category came from external clients; the remainder came from clients of our Communications operations. Broken down by type of venue, our primary Medias & Regies Europe activities are as follows:

     - Outdoor media. We place advertisements on billboards, in subways, at bus stops and in other public venues primarily through Metrobus, which operates in several French cities, Publex in Holland (a 50/50 joint venture with JC Decaux, a French media company) and Publisistemas in Spain.

     - Print. We place advertisements in major French newspapers and magazines such as Le Monde, Liberation, EDJ, Pariscope, Marianne, Tele Z and Le Nouvel Economiste.

     - Radio. Through Regie 1 in France and Intervoz Publicidade in Portugal, we place radio advertisements on stations including Europe 1 in France.

     - Movie Theatres. We place advertisements in movie theaters through Mediavision, France's largest movie theater advertising firm. Mediavision has subsidiaries located in Brazil, Holland, Switzerland, Italy, Spain and Poland.

     In 2000, Medias & Regies Europe generated 48% of its revenue from outdoor media, 29% from print, 13% from radio and 10% from movie theatres.

     Others

     We also operate the Champs-Elysees drugstore, a shopping mall that includes a bookstore, gift shops, a pharmacy, a restaurant and a movie theatre. The drugstore is located on the first floor of our headquarters buildings on the Champs-Elysees in Paris, near the Arc de Triomphe. Our other activities also include internal accounting and administrative operations and a small subsidiary that manages invested funds.

COMPETITION

     Our principal competitors include major international advertising and communications groups such as Omnicom Group, Inc., the Interpublic Group of Companies, Inc., WPP Group plc and Havas Advertising, independent local advertising agencies in markets around the world and SAMS businesses that focus on specialized areas of communications services.

     Advertising and communications markets are generally highly competitive and we continuously compete with national and international agencies for business. Competition may increase in the near future as a result of multinational clients' increasing consolidation of their advertising accounts with a very limited number of firms.

GOVERNMENTAL REGULATION

     Our business is subject to government regulation in France, the United States and elsewhere. As the owner of advertising agencies operating in the United States which create and place print, television, radio and Internet advertisements, we are subject to the U.S. Federal Trade Commission Act. This statute regulates advertising in all media, including the Internet, and requires advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. In the event that any advertising we create is found to be false, deceptive or misleading, the Federal Trade Commission Act could potentially subject us to liability.

     In France, media buying activities are subject to the Loi Sapin, a law intended to require transparency in media buying transactions. Pursuant to the Loi Sapin, an advertising agency may not purchase advertising space from media companies on its own behalf and then resell the space on different terms to clients. Instead, the agency must act exclusively as the agent of its clients when purchasing advertising space. The Loi Sapin applies to advertising activities in France when both the media company and the client or the advertising agency are French or are located in France. We are not aware of any existing, or contemplated, similar legislation in the other countries in which we operate.

     Governmental authorities in a variety of countries have proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that limits the collection and use of information regarding Internet users in Europe. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-regulatory standards. Because our marketing services activities rely on the collection and use of client data, new regulations or standards imposed in this area could have a material adverse impact on our operations.

SEASONALITY

     Clients' advertising and communications expenditures typically fluctuate in response to actual or expected changes in consumer spending. Because consumer spending in many of our major markets is typically lower in the beginning of the year (following the holiday season) and in July and August (the most popular vacation months in Europe and North America) than at other times of the year, advertising and communications expenditures are typically lower as well. Accordingly, our results of operations are often stronger in the second and fourth quarters of the year than they are in the first and third quarters.

RAW MATERIALS

     Our business is not typically affected in any material respect by changes in the availability or prices of any raw materials.

MARKETING CHANNELS

     We market our services primarily by analyzing the communications needs of our clients and prospective clients and by demonstrating to such clients and prospective clients how we propose to meet those needs. Our strong brands and reputation are key elements of our marketing strategy.

                            ORGANIZATIONAL STRUCTURE

     We conduct our operations primarily through the following subsidiaries:

                                                    COUNTRY OF    OUR OWNERSHIP   OUR VOTING
NAME                                               INCORPORATION    INTEREST       INTEREST
----                                               -------------  -------------   ----------
Saatchi & Saatchi plc............................      U.K.          100.00%       100.00%
Publicis Conseil S.A. ...........................     France          99.61%        99.61%
Publicis Worldwide B.V. .........................   Netherlands      100.00%       100.00%
Publicis USA Holdings Inc. ......................      U.S.          100.00%       100.00%
Medias & Regies Europe S.A. .....................     France          99.99%        99.99%

                         PROPERTY, PLANTS AND EQUIPMENT

     We conduct operations in 170 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2000, we owned real property assets with a net book value of E59 million.

     Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysees in Paris. We use approximately 11,000 square meters of office space in the building for advertising and communications activities; we use an additional 1,500 square meters for the Champs-Elysees drugstore.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See note 30 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders' equity as calculated under French GAAP. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Key Information -- Risk Factors."

     Since the introduction of the euro on January 1, 1999, the functional and reporting currency of our company has been the euro (see note 1 to our financial statements). Prior to that date, the functional and reporting currency of our company was the French franc. Consequently, prior periods have been restated from French francs into euros using the official fixed exchange rate of E1 = FF
6.55957. These restated financial statements in euros reflect the same trends as would have been presented if our company had continued to present financial statements in French francs.

OVERVIEW

     Our company grew dramatically in the 1998-2000 period, becoming one of the six largest advertising and communications groups in the world. This growth resulted both from acquisitions and from substantial improvements in the performance of our existing businesses in terms of revenue and income. Revenue grew 108% over the period and net income rose 172%. Organic growth in revenue (i.e., growth excluding the effect of acquisitions, disposals and changes in exchange rates) averaged 13.5% per year for the period due to new business and increased revenue from existing clients.

     Information concerning our principal acquisitions in the 1998-2000 period is provided under "Information on the Company -- History and Development of the Company -- Principal Capital Expenditures and Divestitures." Acquisitions added an average of 18% per year to our revenue growth in 1998 and 1999 and 51% in 2000. Among the significant advertising contracts we won in the period were the following:

     - North America -- Citibank, Fuji Film USA, Citizen Watches USA, Sprint Broadband, Discovery, Principal Financial group and Office Max in the United States and Bombardier Industries, CIBC and Heineken in Canada;

     - Europe -- Wal-Mart in Germany, chello Broadband, Wilcon Homes and Mr. Kipling Cakes in the United Kingdom, Quiero TV, Nabisco and San Miguel beer in Spain and Faconnable, Sanofi-Synthelabo and Helena Rubinstein in France. We also won a contract with the finance ministries of France, Germany and Holland to promote the launch of the euro;

     - Asia/Pacific -- Renault in Japan and across the Asia-Pacific region, Telstra and Gatorade in Australia and the Sampoerna group in Indonesia;

     - South America -- Carrefour and Polo Ralph Lauren in Brazil; and

     - Global/multi-country -- Ericsson, Club Med, UBS, United Biscuits, Hewlett-Packard, Syngenta, Arc International and the European Central Bank.

OUTLOOK FOR 2001

     We face the challenge in 2001 of weaker general economic conditions in the United States and a slowdown in advertising markets in the United States and other parts of the world. Europe, Latin America and the Asia/Pacific region are expected to show stronger growth than North America. Among the factors that are likely to affect our results of operations for 2001 are the following:

     NEW CONTRACTS

     We expect to generate continued growth from contracts won since the beginning of 2001, including contracts with United Airlines, Iomega, Voice Stream, ATA Airlines, Lens Express, Informix in the United States, Siemens Corporate (global), Renault Samsung and Korea Telecom in Korea, The Post Office (U.K.), Credito Italiano in Italy and Guinness Asia. In addition, General Mills has decided to substantially expand the scope of services we provide it.

     ACQUISITIONS

     We have continued to pursue our strategy of making selective acquisitions in important geographical areas and key fields in 2001 as described under "Information on the Company -- History and Development of the Company -- Principal Capital Expenditures and Divestitures."

     INTERPUBLIC MERGER WITH TRUE NORTH

     We own approximately 4.7 million shares in True North (approximately 9% of the total), a U.S. advertising firm that has agreed to merge with a subsidiary of Interpublic. If the merger is completed, each outstanding True North share will be exchanged for 1.14 shares of Interpublic. In that event, we would receive approximately 5.3 million Interpublic shares.

     AGREEMENT WITH CORDIANT

     We have reached an agreement in principle with Cordiant to create a new holding company to hold 100% interests in Zenithmedia, formerly a 50/50 joint venture between Cordiant and Saatchi & Saatchi, and Optimedia. We expect that we will own 75% of the holding company and Cordiant will own the remaining 25%. Pursuant to the agreement, Zenithmedia and Optimedia would continue to provide services independently of each other, but would combine their purchasing, administrative and related functions. Combined, Zenithmedia and Optimedia would constitute the fourth largest media buying business in the world.

     INTEGRATION WITH SAATCHI & SAATCHI

     Although the Publicis Worldwide network and the Saatchi & Saatchi Worldwide network are and will remain operationally independent, we continue to pursue the integration of administrative, financial, procurement and information systems services in countries where both networks have significant operations. We estimate that this integration process will yield cost savings of approximately E10 million (on a full year basis) over the course of 2001.

     OTHER FACTORS

     Among the factors that could cause our results of operations to differ materially from our expectations are those described under "Key
Information -- Risk Factors."

BASIS OF PRESENTATION

     ACCOUNTING POLICIES

     See note 1 to our financial statements for a summary of our significant accounting policies. Beginning on January 1, 2000, our financial statements have been prepared in conformity with new accounting rules applicable to consolidated financial statements in France (nouvelles regles et methodes relatives aux comptes consolides). The new rules were approved on June 22, 1999 and became effective on January 1, 2000. The new rules differ from the rules previously applied in terms of accounting for business combinations, deferred income taxes, assets under capital leases, conversion of financial statements of foreign subsidiaries and exchange rate differences on accounts receivable and payable stated in foreign currencies. In accordance with the new rules, we have elected not to restate retroactively our accounting for business combinations and disposals completed in prior years.

     The application of the new rules has been treated as a change in accounting methods. Due to the insignificant impact of the change in accounting methods on the financial statements for the years ended December 31, 1999 and 1998, we have elected not to present pro forma information for those years. However, our balance sheet and income statements as of and for the years ended December 31, 1999 and 1998 have been presented in accordance with the presentation requirements of the new rules.

     SCOPE OF CONSOLIDATION

     Information regarding operations acquired in the 1998-2000 period is generally included only from the date of acquisition. For example, we include only four months of results for Saatchi & Saatchi because we acquired it at the beginning of September, 2000. We have not disposed of any material operations since the beginning of 1998.

CONSOLIDATED OPERATIONS -- 2000 COMPARED TO 1999

     OUR COMPANY AS A WHOLE

     Revenue

     We generated E1.77 billion in revenue in 2000, up 69.8% from E1.04 billion in 1999. Growth from acquisitions (net of disposals) was 46%, including 25% resulting from the consolidation of Saatchi & Saatchi for the last four months of the year. Organic growth was 15%, primarily resulting from favorable business conditions in most geographical areas and new business wins. According to Credit Suisse First Boston, our performance in generating new business in 2000 on a full year basis was the second best in the world among major advertising groups in terms of billings (see "Explanatory Note" above for a description of the term "billings"). Organic growth was 14.3% in our communications businesses (primarily advertising) and 17% in Medias & Regies Europe. Changes in exchange rates, particularly the decline of the euro against the U.S. dollar, accounted for the remainder of the increase.

     Expenses

     Total operating expenses rose 67.7% to E1.45 billion in 2000 (up from E0.87 billion in 1999), principally due to the organic and acquisition-related growth of our operations. Staff costs rose 70.8% to E984 million (representing 55.6% of revenues), an increase slightly greater than the increase in revenue for the year; however, growth in other operating expenses of E179 million (61.5%) was significantly less than revenue growth.

     Financial income/expense

     Our net financial expense was E11 million in 2000, compared to E9 million in net financial income in 1999. This change was caused by a substantial increase in our debt in connection with our significant acquisition program in 2000, particularly in the United States. Interest expense also rose as a result of the implementation of a share repurchase program.

     Income tax

     We incurred income tax of E92 million in 2000, up from E65 million in 1999. We also incurred additional taxes of E4 million in 2000 with respect to gains on the sale of investments. Our effective rate of tax was 35%. This was slightly lower than the statutory French rate of 37.8% due to our use of deferred tax assets (which resulted from operating losses generated in prior years by some of our subsidiaries) and the effect of different tax rates imposed in different jurisdictions.

     Income from companies accounted for by the equity method

     Our income from equity-method investments rose from E2 million in 1999 to E5 million in 2000. This increase was due primarily to the inclusion of four months of results from Zenithmedia.

     Exceptional income (loss)

     Our exceptional income was E15 million in 2000, up from E12 million in 1999. Our exceptional income in 2000 consisted largely of capital gains generated by the disposal of a U.S. subsidiary of Mediavision.

     Goodwill amortization

     Goodwill amortization (excluding minority interest) in 2000 was E33 million, up from E19 million in 1999, primarily as a result of our substantial acquisitions in 2000, particularly in the United States.

     Minority interests

     Income from minority interests rose from E21 million in 1999 to E31 million in 2000. This increase was due to acquisitions, and corresponding increases in the number of minority interests, and also to increased earnings from companies in which we had pre-existing minority interests.

     Net income and earnings per share

     As a result of all of the above, our net income including minority interests rose 67.4% to E159 million in 2000. Excluding minority interests, our net income increased 72.9% to E128 million in 2000. Basic earnings per share rose 38.8% (from E0.85 to E1.18); this increase trailed the rise in net income on a percentage basis due to the substantial issuance of shares in the acquisition of Saatchi & Saatchi. Diluted earnings per share rose from E0.84 to E1.15, a 36.9% increase.

     BY BUSINESS DIVISION

     Communications

     Our Communications division generated revenue of E1,635 million in 2000, up 77.2% over 1999. Acquisitions, particularly of Saatchi & Saatchi, Fallon and Frankel, accounted for the majority of the increase. Substantial organic growth was generated by Publicis network agencies in Europe, Canada and the Asia-Pacific region; Publicis & Hal Riney in the United States also recorded healthy growth. Within Saatchi & Saatchi, revenue rose 11.6% over a 12-month period in 2000 (from E645 to E720), largely as a result of strong performances in the United Kingdom, Australia and Singapore.

     Other Activities

     Revenue generated by our other activities grew 13.4% in 2000 to E135 million. Growth resulted from increased revenues in each category of Medias & Regies Europe's services: print (where revenue rose 11.2% to E39.5 million), radio (up 21.6% to E101 million), movie theatres (up 18.1% to E17 million) and billboards (up 20.8% to E65 million). Our movie theatre advertising operations benefited from expansion into The Netherlands, Italy, Switzerland and Brazil. The increase in our billboard advertising revenue was due largely to Metrobus, which generated E33 million in revenue, up 31.6% from 1999. Revenue from our financial and services operations increased 4.1% to E11.2 million, while revenue from the Champs-Elysees drugstore declined from E6.7 million to E5.8 million.

     BY GEOGRAPHICAL AREA

     France

     Revenue in France was E342 million in 2000, up 16.3% from 1999's total of E294 million. This increase was due largely to the organic growth of our Communications and Medias & Regies Europe businesses. In our Communications division, strong growth was recorded in Publicis Dialog, Media System and Publicis

Consultants in direct marketing, human resources communications and corporate communications, respectively. The results of these operations offset weaker performances elsewhere. Medias & Regies Europe, where revenue was up 15.4% to E135 million, achieved good revenue growth in all its French businesses.

     Europe outside France

     Excluding France, our revenue in Europe increased by 31% in 2000 to E536 million. Saatchi & Saatchi accounted for 16% of the increase and was the most significant acquisition in this area. We also generated strong organic revenue growth, predominantly in the United Kingdom, Germany, Spain, Italy and The Netherlands. Our Communications businesses in Portugal and the Czech Republic generated weaker than expected revenue.

     North America

     Growth in our North American revenue more than tripled, rising from E214 million in 1999 to E688 million in 2000. This gain was due primarily to the acquisitions of Saatchi & Saatchi, Frankel and Fallon. The acquisition of Nelson Communications had a more limited effect, as its results were consolidated for only two months. We also generated substantial organic growth in communications in the United States, particularly through Publicis & Hal Riney and some Publicis agencies. The income resulting from this growth was partially offset by the costs of expanding operations at Fallon (through Fallon Interactive, Brand Consulting and Duffy Design), Frankel (through its Siren and BrandGuard units, which are described below under "-- Research and Development") and DeWitt Media (in connection with the launch of Optimedia in the United States).

     Rest of world

     In other areas of the world, we generated revenue of E204 million in 2000, up from E126 million in 1999. Saatchi & Saatchi contributed E33 million of the increase; other acquired companies such as Publicistas Asociados, Peru's leading advertising agency in 2000, made significant contributions as well. The organic growth was the product of strong performances across most of the Asia-Pacific region, especially in Korea, Australia, Malaysia and Singapore. These performances compensated for weakness in the Philippines market caused by political instability and poor economic conditions in Argentina and South Africa.

CONSOLIDATED OPERATIONS -- 1999 COMPARED TO 1998

     OUR COMPANY AS A WHOLE

     Revenue

     We generated revenue of E1.04 billion in 1999, a 22.4% increase over 1998's total of E851 million. Organic growth was 12%, resulting from an increase in the amount and scale of services provided to existing clients and contracts won with new clients. New business won included world-wide accounts for Ericsson and United Biscuits and the communications campaign for the euro by the European Central Bank. The Communications division generated growth of 12% and Medias & Regies Europe grew 16% in 1999. The remainder of the increase was due to acquisitions, primarily of Burrell Communications in the United States and operations in South Korea, China, India, Germany and the Middle East.

     Expenses

     Total operating expenses were E867 million in 1999, up 19.6% from 1998's total of E725 million. As a percentage of revenue, staff costs fell from 56.2% in 1998 to 55.3% in 1999, and other operating expenses declined from 29% of revenue to 27.9%. These changes were the result of productivity gains in many agencies throughout the Publicis Worldwide network and successful cost control programs. These programs consisted primarily of the merger and rationalization of some of our regional agencies in France and in our marketing services businesses.

     Financial income/expense

     Net financial income declined from E10 million in 1998 to E9 million in 1999, due primarily to more substantial expenditures for repurchases of our own shares (E57 million in 1999 compared to E13 million in 1998).

     Income tax

     We incurred E65 million in income tax in 1999, an increase of 38% from 1998's total of E47 million. Our effective rate of tax was 39.4%, a rate very close to the French statutory rate of 40%. In addition, we recorded a E7 million tax on extraordinary gains in 1999.

     Income from companies accounted for by the equity method

     Income from companies accounted for by the equity method rose to E2 million in 1999, up from E1 million in 1998.

     Exceptional income (loss)

     We had exceptional income of E12 million in 1999, primarily resulting from a capital gain associated with the disposal of real estate of the Paris Matignon drugstore, a business similar to the Champs-Elysees drugstore. Other capital gains included those associated with disposals of real estate assets outside of France and some unconsolidated investments.

     Goodwill amortization

     Goodwill amortization in 1999 was E19 million, a 46% increase from the total for 1998. Excluding goodwill associated with minority interests, the charge rose 79%. Of the 1999 total, E4 million was an extraordinary write down charge related to an acquisition in the United Kingdom. The other E15 million related to the full-year effect of major acquisitions completed in 1998 (especially Publicis & Hal Riney) and to acquisitions made in 1999.

     Minority interests

     Income from minority interests was stable in 1999 compared to 1998, rising from E20 million to E21 million.

     Net income and earnings per share

     As a result of the factors discussed above, total net income including minority interests rose from E67 million in 1998 to E95 million in 1999, a 42% increase. Net income excluding minority interests was E74 million, up 57.4% from 1998's total of E47 million. Basic earnings per share rose from E0.59 to E0.85. Diluted earnings per share increased 50% from E0.56 to E0.84.

     BY BUSINESS DIVISION

     Communications

     Revenue generated by our Communications division rose 25.2% in 1999 to E923 million. Organic growth was 12%, supported by above-average performances in Europe and in various other operations around the world. Acquisitions included Burrell Communications in the United States, Publi-Graphics in the Middle East and a number of operations in the Asia-Pacific region.

     Organic growth was particularly strong in Germany, Spain, Portugal, Italy, the Netherlands, Switzerland and Sweden and more than offset weakness in our operations in Norway, Austria and two of our U.K. subsidiaries. Our French operations generated moderate growth in 1999. Operations in other parts of the world generally performed well, with the exception of those in Argentina.

     Other Activities

     Our other activities generated revenue of E119 million in 1999, 11.4% of our total for the year. Excluding the effect of the restructuring that occurred in June 1998 and the effect of acquisitions and disposals, this represented a 16% increase over its total for 1998. The majority of this increase was the result of significant increases in the volume of print media, billboard and movie theater advertising placed. In particular, rapid growth in classified ads and business advertising placed in newspapers and magazines, primarily in France, led to a 41.6% increase in revenue for our print media businesses. Revenue from the Champs-Elysees and Matignon drugstores declined due to poor operating performances. The Matignon drugstore was sold in July 1999.

     BY GEOGRAPHICAL AREA

     France

     Revenue generated by our French operations was E294 million in 1999, up from E274 million in 1998. This growth was primarily organic, resulting in part from strong performances by Publicis Consultants and PCM, a media buying unit.

     Europe outside France

     Outside France, our European operations had E408 million in revenue in 1999, up from E357 million in 1998. Germany, Italy, Spain, Portugal and Northern Europe contributed the majority of these gains.

     North America

     Our North American operations saw revenue rise 39% in 1999 to E214 million. Revenue growth excluding the effect of acquisitions (net of disposals) was 34%. Organic growth was primarily driven by Publicis & Hal Riney and Publicis Dialog, which won substantial amounts of new business. The acquisition of Burrell Communications contributed significantly to our U.S. revenue.

     Rest of world

     Growth was strong in the rest of the world as well in 1999, with revenue increasing more than 90% to E126 million. Revenue doubled in the Asia-Pacific region, both as a result of organic growth and acquisitions (primarily AD Link in Hong Kong and China, Wellcomm in Korea and AMA in the Philippines). The Africa/Middle East region saw even stronger increases in revenue, from E10 million in 1998 to E33 million in 1999, largely due to the acquisition of Publicis-Graphics (which has operations in seven countries throughout the Middle
East) and AB Data and Superpush in Israel. Our operations in Latin America generated modest revenue growth.

LIQUIDITY

     We meet our need for liquidity primarily through a combination of cash generated from operations and bank loans.

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was E204 million in 2000 and E178 million in 1999. This increase was mainly due to the strong increase in profit in 2000.

     Net cash flow from investing activities includes acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences in other investments and marketable securities. Net cash used in investing activities was E655 million in 2000, up from E109 million in 1999. A E541 million increase in cash used in acquisitions (net of disposals) was the primary cause of this increase.

     Net cash flow from financing activities includes dividends, changes in debt position and share repurchase programs. Net cash provided by financing activities was E572 million in 2000; net cash used in financing activities was E68 million in 1999. This change resulted largely from a E630 million increase in borrowings, primarily in connection with acquisitions.

     There are no significant legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances.

     Currently unused sources of liquidity include our holding of 4.7 million shares of True North (a holding that will become 5.3 million shares of Interpublic when the proposed transaction between those companies is consummated) that could be sold.

     We expect that we will be able to satisfy our cash requirements for the next 12 months from cash flow generated by operations and additional bank loans. Our general policy is to avoid dilution of existing shareholders by using cash or treasury shares to make acquisitions, but we may incur some additional indebtedness in connection with acquisitions. Overall, however, we expect to reduce our debt in 2001.

CAPITAL RESOURCES AND INDEBTEDNESS

     As of December 31, 2000, we had total outstanding bank borrowings and overdrafts of E901 million, comprised of E630 million in bank loans, E266 million in bank overdrafts and E5 million in obligations under capital leases. Of this indebtedness, E721 million is due within one year and the remainder is due within five years. The refinancing of this debt, through structured financing schemes, is currently being considered by our senior management. The majority of our debt bears interest at variable rates; the average annual interest rate for 2000 was 6.2%. As of December 31, 2000, approximately 50% of our debt was denominated in euros and 40% was denominated in U.S. dollars. Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world. As we have only modest exposure to interest risk due to variable rate debt, we generally do not use financial instruments to hedge this risk. We believe that our currency exchange rate risk is minimal as most of our commercial transactions are conducted in local currencies. See "Quantitative and Qualitative Disclosures About Market Risk."

     We use only bilateral lines of credit, rather than syndicated loans. As described under "Information on the Company -- Business Overview -- Seasonality," we often generate greater revenue in the second and fourth quarters of the year than we do in the first and third quarters. As a result, our financing needs are sometimes greater in the first and third quarters.

COMMITMENTS FOR CAPITAL EXPENDITURES

     Our capital expenditures in 2000 amounted to E676 million, up from E165 million in 1999. Most of the increase was due to acquisitions (E541 million, net of disposals, compared to E51 million the previous year). Current capital expenditures (i.e., excluding those associated with acquisitions) rose from E56 million in 1999 to E102 million in 2000 as a result of our organic and external growth. Expenditures associated with share repurchase programs amounted to E34 million in 2000, down from E57 million in 1999.

RESEARCH AND DEVELOPMENT

     As described under "Information on the Company -- Business Overview -- Operating Divisions -- Communications -- Communications Services -- Research Programs," we have a variety of programs designed primarily to use psychological, anthropological and other methods to assess and enhance the efficiency of our advertising and communications services. In addition, we have developed a number of systems that use advanced technology to address clients' needs, including Siren Technologies, an in-store updateable digital signage system, and BrandGuard, an integrated on-line marketing and communications system designed to enhance clients' control of their brand assets.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

     Under U.S. GAAP, our net income amounted to E34 million in 2000 and E73 million in 1999, compared to E128 million and E74 million, respectively, under French GAAP. Under U.S. GAAP, shareholders' equity amounted to E2,622 million at December 31, 2000 and E580 million at December 31, 1999, compared to E299 million and E345 million, respectively, under French GAAP.

     The differences between French GAAP and U.S. GAAP in terms of their effect on our net income consist mainly of (i) the change in the fair value of contingent value rights issued in connection with the business combination with Saatchi & Saatchi, which is recognized in earnings under U.S. GAAP and resulted in a charge of E46 million in 2000, whereas those rights are considered to be off-balance sheet commitments under French GAAP (ii) the amortization of tangible assets, intangible assets and goodwill related to the business combination with Saatchi & Saatchi, which was treated as a purchase business combination under U.S. GAAP but was accounted for using the derogatory method under French GAAP (which is similar to the pooling of interests method under U.S. GAAP), (iii) the impact of provisions recorded in the French financial statements in prior years which were not in accordance with U.S. GAAP requirements for recording provisions for contingencies, and (iv) compensation arrangements related to acquisitions, which were recorded using the purchase accounting method in the French financial statements and are recorded as compensation expense when incurred under U.S. GAAP.

     In addition, classification differences between French GAAP and U.S. GAAP also give rise to differences in operating income, relating in particular to the amortization of goodwill.

     The differences between French GAAP and U.S. GAAP in terms of their effect on shareholders' equity at December 31, 2000 and 1999 relate primarily to (i) the accounting for the business combination with Saatchi & Saatchi, which was treated as a purchase business combination under U.S. GAAP but was accounted for using the derogatory method under French GAAP, (ii) the valuation of marketable securities, which are carried at fair value under U.S. GAAP and historical cost under French GAAP, and (iii) the impact of goodwill related to an acquisition in 1993 written-off to shareholders' equity under previous French accounting guidance.

     In connection with the business combination with Saatchi & Saatchi, we acquired approximately E503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. These net operating loss carryforwards expire between 2001 and 2011. In the French financial statements, deferred taxes were not recognized related to these carryforwards due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because, at December 31, 2000, the recoverability of the deferred tax assets was not considered to satisfy the applicable "more likely than not" standard.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

     We have a two-tier management structure pursuant to which a management board (directoire) manages our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance), the members of which are elected by shareholders. The members of our management board are also our senior managers. We refer to members of the supervisory board and management board collectively as "directors."

SUPERVISORY BOARD

     The supervisory board has the responsibility of exercising whatever ongoing supervisory authority over the management and operations of our company it deems appropriate. Throughout the year it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. The supervisory board also reviews the annual accounts prepared by the management board and presents a report on these accounts to the shareholders at the annual shareholders' meeting. It authorizes the management board to take actions related to strategic decisions, including those related to transactions that could substantially affect the scope of our activities and significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board. Our statuts provide that each member is elected by the shareholders at an ordinary general shareholders' meeting. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require. Pursuant to our statuts, each member of the supervisory board must own at least 200 of our shares.

     The following table sets forth, for each member of our supervisory board, the member's current function in our company and principal business activities outside of our company, the date the member's current term of office is scheduled to expire and the date the member joined the supervisory board.

                                                                                EXPIRATION
                                                                                  DATE OF        DATE
                                PRINCIPAL              PRINCIPAL BUSINESS         CURRENT     INITIALLY
NAME                      FUNCTION IN PUBLICIS     ACTIVITIES OUTSIDE PUBLICIS     TERM       APPOINTED
----                    -------------------------  ---------------------------  ----------  --------------
Elisabeth Badinter      Chair, Supervisory Board   Lecturer, Ecole              June, 2006  November, 1987
                                                   Polytechnique, and author

Robert Badinter         Director                   Professor Emeritus,          June, 2002    June, 1996
                                                   University of Paris I
                                                   (Pantheon-Sorbonne)

Simon Badinter          Director; Director of      None                         June, 2005    June, 1999
                        International
                        Development -- Medias &
                        Regies Europe

Monique Bercault        Director; Technical        None                         June, 2004    June, 1998
                        Consultant to the
                        Chairman of Medias &
                        Regies Europe

Michel Cicurel          Director                   Chairman of the Management   June, 2004    June, 1999
                                                   Board of Compagnie
                                                   Financiere Edmond de
                                                   Rothschild and
                                                   Compagnie-Financiere
                                                   Saint-Honore; various
                                                   directorships

                                                                                EXPIRATION
                                                                                 DATE OF         DATE
                                PRINCIPAL              PRINCIPAL BUSINESS        CURRENT      INITIALLY
NAME                      FUNCTION IN PUBLICIS     ACTIVITIES OUTSIDE PUBLICIS     TERM       APPOINTED
----                    -------------------------  ---------------------------  ----------  --------------
Michel David-Weill      Director                   Chairman and Chief           June, 2002    June, 1990
                                                   Executive Officer of Maison
                                                   Lazard Developpement,
                                                   Managing Partner of Lazard
                                                   Freres et Compagnie;
                                                   numerous positions within
                                                   the Lazard group; Vice
                                                   President and Director of
                                                   the Danone Group

Sophie Dulac            Director, Vice President   Manager -- Sophie Dulac      June, 2004    June, 1997
                                                   Conseil and Moira

Helene Ploix            Director                   Chair of Pechel Industries   June, 2004    June, 1998
                                                   and Director of Lafarge

Felix George Rohatyn    Director                   Director of Comcast          June, 2007    June, 2001
                                                   Corporation and Fiat SpA

Robert Seelert          Director, Chairman of      Director of Vanteq, Inc.     June, 2006   August, 2000
                        Saatchi & Saatchi plc

Amaury-Daniel de Seze   Director                   Member of the Management     June, 2004    June, 1998
                                                   Board of BNP Paribas

Henri-Calixte Suaudeau  Director of Publicis       None                         June, 2006  November, 1987
                        Conseil; Director of
                        Publicis Real Estate
                        Department

Gerard Worms            Director                   Chairman of the Board of     June, 2004    June, 1998
                                                   General Partners of
                                                   Rothschild et Cie Banque.
                                                   Director of SG Belgique,
                                                   Telecom Italia, Metropole
                                                   Te1evision and Degremont

     ELISABETH BADINTER, born on March 5, 1944, is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and lecturer at the Ecole Polytechnique and is the author of numerous books. She has been a member of our supervisory board since 1987 and its chair since 1996.

     ROBERT BADINTER, born on March 30, 1928, is the husband of Elisabeth Badinter. Mr. Badinter has served as the president of France's Constitutional Court. He has also been a practising attorney. He is currently a professor emeritus of law at the Paris I University (Pantheon Sorbonne).

     SIMON BADINTER, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Medias & Regies Europe in 1991. He was appointed director of Medias & Regies Europe's international business development in 1996.

     MONIQUE BERCAULT, born on January 13, 1931, has held a variety of positions with our company since joining us in 1953. In 1972, she was named head of human resources at the predecessor company of Medias & Regies Europe. She currently serves as a consultant to the chairman of Medias & Regies Europe regarding human resources matters.

     MICHEL CICUREL, born on September 5, 1947, is currently chairman of Compagnie Financiere Edmond de Rothschild and Compagnie Financiere Saint-Honore. He holds numerous directorships as well. He was previously a senior official in the French Treasury Department, after which he served as deputy general manager of Compagnie Bancaire, general manager of Cortal Bank, president of Dumenil-Leble Bank and administrator, general manager and vice president of Cerus.

     MICHEL DAVID-WEILL, born on November 23, 1932, has held a variety of senior positions in the Lazard group, which he joined in 1961. He is currently chairman and chief executive officer of Maison Lazard Developpement, associated partner of Lazard Freres et Cie (Paris) and chairman of Lazard Freres and Co. LLC (New
York) and Lazard Strategic Coordination Cy LLC. He is also currently a vice president and director of the Danone Group and serves on the boards of Instituto Finanziario Industriale SpA in Italy, Pearson plc in the United Kingdom and the NYSE.

     SOPHIE DULAC, born on December 26, 1957, is the niece of Elisabeth Badinter and the granddaughter of Marcel Bleustein-Blanchet. Ms. Dulac is the founder and manager of a recruitment counselling company. She has been a member of our supervisory board since 1997 and a vice president of our company since 1999.

     HELENE PLOIX, born on September 25, 1944, has served as president of the Banque Industrielle et Mobiliere Privee, adviser to the French Prime Minister, director of the International Monetary Fund and the World Bank, deputy general manager of the Caisse des Depots et Consignations and president of the Caisse Autonome de Refinancement and CDC Participations. She has been president of Pechel Industries since 1997.

     ROBERT SEELERT, born on September 1, 1942, worked from 1966 to 1989 for General Foods Corporation, serving as president and chief executive officer of its Worldwide Coffee and International Foods subsidiary from 1986 until 1989. He served as president and chief executive officer of Topco Associates, Inc. from 1989 to 1991 and held the same positions for Kayser Roth Corporation from 1991 to 1994. He became chief executive officer of Cordiant in 1995 and took the same position with Saatchi & Saatchi in 1997. He was appointed chairman of Saatchi & Saatchi in 1999.

     FELIX GEORGE ROHATYN, born on May 29, 1928, served as the U.S. Ambassador to France from 1997 until 2000. He had previously been a managing director of Lazard Freres and Company. He joined Lazard Freres in 1948 and became a partner there in 1961. From 1968 to 1972, he also served as a member of the Board of Governors of the NYSE. From 1975 to 1993, he was chairman of the Municipal Assistance Corporation of the City of New York. He is currently a director of Comcast Corporation and Fiat SpA.

     AMAURY-DANIEL DE SEZE, born on May 7, 1946, has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as chairman from 1986 to 1993. From 1990 to 1993, he was also president of Volvo's European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). Since 1993, he has been a member of the management boards of Compagnie Financiere de Paribas and Banque Paribas. Since 1994, he has also been a member of the French Postal Service's supervisory board and has served on the boards of numerous other companies (including Schneider, Sema Group, Bruxelles Lambert Group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage).

     HENRI-CALIXTE SUAUDEAU, born on February 4, 1936, joined our company in 1989 and served as president of our drugstore subsidiary until 1999. Prior to 1989, he was an estate administrator and real estate valuation consultant for the French court system. He has led our real estate department since 1997.

     GERARD WORMS, born on August 1, 1936, began his career as a technical adviser in the French civil service. Beginning in 1972, he held general management positions at the Hachette Group, the Rhone Poulenc Group and then at the Societe Generale de Belgique. From 1990 to 1995, he served as chairman and chief executive officer of the Compagnie de Suez and chairman of the Indosuez Bank. From 1995 to 1999, he was chairman of the Conseil des Commanditaires of Rothschild et Cie Banque (Paris). Since 1999, he has been an associate partner at Rothschild et Cie and Rothschild et Cie Banque. He is also a member of the board of directors of numerous companies including Societe Generale de Belgique, Telecom Italia, Metropole Television and Degremont.

MANAGEMENT BOARD

     Under French law, the management board has broad powers to act on behalf of our company to further our corporate purposes, subject to those powers expressly granted by law to the supervisory board and to our shareholders. The management board must obtain the authorization of the supervisory board to enter into certain transactions. However, these restrictions cannot be used to rescind a transaction with a third party who has entered into the transaction in good faith.

     Pursuant to our statuts, the management board must have at least two but no more than five members. Our supervisory board may fill any vacancies on the management board within two months. The supervisory board also appoints one of the members of the management board as chairman. Under French law, the chairman of the management board is appointed and may be removed as chairman (but not as a member of the management board) at any time by the supervisory board with or without cause. A member of our management board may be removed by the shareholders only with cause and only upon the recommendation of our supervisory board. The management board meets as often as the interests of our company requires. Under French law, members of the management board must be natural persons, but need not be shareholders of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the management board may serve.

     The following table sets forth, for each member of our management board, the member's current function in our company and principal business activities outside of our company, the date the member's current term of office is scheduled to expire and the date the member joined the management board.

                                                                                    EXPIRATION
                                                                                      DATE OF            DATE
                                PRINCIPAL               PRINCIPAL BUSINESS            CURRENT         INITIALLY
NAME                       FUNCTION IN PUBLICIS     ACTIVITIES OUTSIDE PUBLICIS        TERM           APPOINTED
----                    --------------------------  ---------------------------   ---------------   --------------
Maurice Levy            Chairman of management                 None               December, 2003    November, 1987
                        board

Bruno Desbarats-Bollet  Director, Chief Executive              None               December, 2003    November, 1987
                        Officer of Medias & Regies
                        Europe

Kevin Roberts           Director, Chief Executive              None               December, 2003      September,
                        Officer of Saatchi &                                                             2000
                        Saatchi

Bertrand Siguier        Director, Executive Vice               None               December, 2003      June, 1999
                        President of Publicis
                        Worldwide

     MAURICE LEVY, born on February 18, 1942, joined our company in 1971 and was given responsibility for our data processing and information technology systems. He was successively appointed corporate secretary (1973), managing director
(1976) and chairman and chief executive officer (1981) of Publicis Conseil. He became vice chairman of our company in 1986 and chairman of our management board in 1988.

     BRUNO DESBARATS-BOLLET, born on June 6, 1943, began working for Publicis Conseil in 1970. He was appointed director of client service at Regie Presse, since renamed Medias & Regies Europe, in 1977. He became administrator, general manager and president of Regie Presse in 1984. His title became president of the management board of Medias & Regies Europe in 1999. He has served as a member of our management board since 1987.

     KEVIN ROBERTS, born on October 20, 1949, joined Saatchi & Saatchi Worldwide as chief executive officer and Cordiant as director in 1997. In 1999, he became chief executive officer of Saatchi & Saatchi. Mr. Roberts had previously been a group marketing manager for Procter & Gamble, which he left in 1982 to become regional president of Pepsi-Cola Middle East. In 1987, he was appointed regional president of Pepsi-Cola Canada. He became chief operating officer and director of Lion Nathan Limited in 1989.

     BERTRAND SIGUIER, born on June 10, 1941, was a financial analyst at the Neuflize Schlumberger Mallet Bank from 1967 to 1969. He joined our account management department in 1969. Throughout his tenure with us, Mr. Siguier has been involved with managing some of our most important client accounts. He served as deputy manager and international coordinator of Publicis Intermarco Farner from 1974 until 1979, when he became deputy managing director of our agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as vice president of Publicis Communication in 1988. He has been a member of our management board since 1999, and currently serves as executive vice president of Publicis Worldwide with responsibility for the supervision of worldwide account directors.

ADDITIONAL INFORMATION

     Except as noted above: (i) there are no familial relationships between any of our directors, (ii) none of our directors were selected pursuant to arrangements or understandings with major shareholders, customers, suppliers or others and (iii) we have no agreements with any of our directors providing for benefits to be paid upon termination of employment, nor do any of our subsidiaries have any such agreements, except that we have a five year employment agreement with Kevin Roberts, and a three year employment agreement with Robert Seelert, pursuant to which we would continue to provide salary and other benefits to the applicable director within the contract period if we terminate his employment for reasons other than those agreed upon in his contract.

                                  COMPENSATION

     Our directors as a group (which, as noted above, includes our senior managers) received aggregate compensation with respect to the 2000 fiscal year of approximately E3.2 million for services to our company and its subsidiaries. This amount includes bonuses and directors' fees. It also includes payments made to Robert Seelert and Kevin Roberts with respect to the period between September 8, 2000, the date our acquisition of Saatchi & Saatchi was completed, and December 31, 2000. Bonuses are paid to members of our management board based upon an analysis of our performance for the year conducted by our compensation committee. We granted our directors as a group a total of 100,000 options in 2000. These options have an exercise price of E43.55 per share and will expire in 2005. We did not set aside or accrue any funds to provide pension, retirement or similar benefits for our directors as a group during the 2000 fiscal year.

                                BOARD PRACTICES

     Our supervisory board has established an appointments and remuneration committee and an audit committee. The appointments and remuneration committee is currently comprised of Elisabeth Badinter, Henri-Calixte Suaudeau and Gerard Pedraglio. Elisabeth Badinter chairs the committee. The committee reviews, and makes recommendations to the supervisory board concerning, the appointment of managers of our company and our principal subsidiaries and the remuneration of those managers.

     The audit committee is comprised of Gerard Worms, Simon Badinter and Jean-Paul Morin. Gerard Worms chairs the committee. The committee oversees the organization and execution of our audits with a view to ensuring the consistency and accuracy of the financial statements and reviews our financial procedures and the implementation of recommendations of our external auditors. The audit committee is also responsible for approving the budget for external audits.

                                   EMPLOYEES

     As of December 31, 2000, we employed approximately 20,340 people worldwide:

                                                              AT DECEMBER 31, 2000
                                                               APPROXIMATE NUMBER
                                                                  OF EMPLOYEES
                                                              --------------------
Communications..............................................         19,133
Other Activities............................................          1,207

     Our employees are distributed geographically as follows:

France......................................................          3,411
Rest of Europe..............................................          5,493
United States...............................................          6,954
Rest of World...............................................          4,482

     Our employees' membership in trade unions varies from country to country, and we are party to numerous collective bargaining agreements. As is generally required by law, we renegotiate our labor agreements in Europe annually in each country in which we operate. There is no material level of trade union membership in our U.S. operations.

     No material work stoppages due to labor disagreements have occurred during the past three years. We believe that our relationship with our employees is good.

                                SHARE OWNERSHIP

     Except as described under "Major Shareholders and Related Party Transactions -- Major Shareholders," none of our directors owns 1% or more of our shares. Our directors as a group directly own approximately 6.2% of our shares. See "Major Shareholders and Related Party Transactions -- Major Shareholders" for further information concerning ownership of our shares by certain of our directors. Our directors as a group also own options to purchase 343,170 of our shares. These options have an exercise prices ranging from E4.9 to E43.5 per share, and expiration dates ranging from 2005 to 2008.

     We have a number of stock option plans for the benefit of our directors, managers and other employees. As of December 31, 2000, options remaining to be exercised pursuant to these plans were as follows:

                                                             NUMBER
                                                           OF OPTIONS
                                                          REMAINING TO   EXERCISE   EXPIRATION
GRANT DATE                                                BE EXERCISED   PRICE(E)      DATE
----------                                                ------------   --------   ----------
February 1992...........................................     17,700         7.2        2002
December 1992...........................................     25,450         6.9        2002
March 1994..............................................     28,760         6.4        2004
March 1995..............................................     93,970         6.6        2005
April 1996..............................................     87,260         4.9        2006
March 1997..............................................     75,960         5.6        2007
March 1998..............................................     66,000         8.7        2008
November 1998...........................................    331,500        10.2        2008
September 2000..........................................    100,000        43.5        2005
                                                            -------
TOTAL...................................................    826,600
                                                            =======

     In addition, before we acquired it, Saatchi & Saatchi put in place several stock option plans. When the acquisition was completed, options under these plans were converted into options to purchase our shares. As of December 31, 2000, 1,595,773 of these options were outstanding, including 700,493 options granted pursuant to an "Equity Participation Plan." No exercise price will be payable upon exercise of the Equity Participation Plan options. As of December 31, 2000, the weighted average exercise price of the other options was E10.87 per share. The options will become exercisable as follows:

                                                           EQUITY
                                                        PARTICIPATION    OTHER
TIME EXERCISABLE                                            PLAN         PLANS      TOTAL
----------------                                        -------------   -------   ---------
Immediately...........................................     601,932      649,335   1,251,267
In 2001...............................................      98,561      147,385     245,946
In 2002...............................................           0       78,483      78,483
In 2003...............................................           0       20,077      20,077
                                                           -------      -------   ---------
TOTAL.................................................     700,493      895,280   1,595,773
                                                           =======      =======   =========

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     As of June 30, 2001, to the best of our knowledge, no person holds 5% or more of our shares, except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.

     Below we show the number of our shares held by certain shareholders, and the percentage ownership in our company of those shareholders, as of December 31, 2000.

                                                                             PERCENTAGE
                                                                              OF TOTAL
SHAREHOLDER                                                   SHARES HELD      SHARES
-----------                                                   -----------    ----------
Societe Anonyme Somarel.....................................  30,960,000        22.4%
The Putnam Company..........................................   9,336,255         6.8%
Elisabeth Badinter..........................................   7,766,800         5.6%*
Treasury Stock..............................................   6,982,929         5.1%

---------------
* Does not include Ms. Badinter's indirect interest in our company held through Somarel. Including that indirect interest, her interest in our company is approximately 15.2%.

     Below we show the percentage ownership in our company of the persons listed above as of December 31, 1997, 1998 and 1999.

                                                              PERCENTAGE OF TOTAL
                                                                     SHARES
                                                              --------------------
SHAREHOLDER                                                   1997    1998    1999
-----------                                                   ----    ----    ----
Societe Anonyme Somarel.....................................  38.0%   34.5%   32.8%
The Putnam Company..........................................    --      --     5.4%
Elisabeth Badinter*.........................................   7.5%    8.7%    8.2%
Treasury Stock..............................................    --     1.2%    4.4%

---------------
* Does not include Ms. Badinter's indirect interest in our company held through Somarel. Including that indirect interest, her percentage ownership of our company as of December 31, 1997, 1998 and 1999 was approximately 23.0%, 22.8% and 22.3%, respectively.

SOMAREL

     Somarel is owned primarily by descendants of our founder, Marcel Bleustein-Blanchet, and our current and former directors and employees. As of December 31, 2000, approximate ownership of Somarel's ordinary shares was as follows:

     - Elisabeth Badinter -- 43%;

     - Publicis employees -- 18%;

     - Institutional investors -- 18%;

     - Sophie Dulac -- 16%;

     - Michele Bleustein-Blanchet, daughter of Marcel Bleustein-Blanchet -- 2%; and

     - Nicolas Rachline, grandson of Marcel Bleustein-Blanchet -- 1%.

     All Somarel shareholders are party to a shareholders' agreement pursuant to which they will agree to approve a merger of Somarel into our company by June 30, 2003 at the latest. In the merger, the Somarel shareholders will exchange their shares for an economically-equivalent number of shares of our company.

VOTING POWER OF FOUNDING FAMILY, DIRECTORS AND STAFF

     Giving effect to the double voting rights provision of our statuts, we estimate that at least 45% of the voting power of our company is held by descendants of Marcel Bleustein-Blanchet and our directors and employees.

OWNERSHIP BY U.S. HOLDERS

     To the best of our knowledge, approximately 15.5 million, or 17.3%, of our bearer shares were held in the United States by approximately 125 holders as of December 31, 2000.

                           RELATED PARTY TRANSACTIONS

     Except as described under "Directors, Senior Management and Employees -- Directors and Senior Management -- Additional Information," our company (inclusive of its subsidiaries) has not, since January 1, 1997, engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions.

ITEM 8:  FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See our financial statements.

LITIGATION

     In the ordinary course of our business, we are named, from time to time, as a defendant in various legal proceedings. We maintain liability insurance and believe that our coverage is sufficient to protect us adequately from any material financial loss as a result of any legal claims made against us.

DIVIDEND POLICY

     On July 10, 2001, we paid a dividend of E0.20 per share, plus a tax credit of E0.10 per share, with respect to the 2000 fiscal year to persons who held our shares as of March 10, 2001. This represents an 18% increase over the dividend paid per share with respect to the 1999 fiscal year (and corresponds to a 170% increase in the total amount paid as dividends), which was itself a 39% increase over the per share dividend paid with respect to the 1998 fiscal year. Our current intention is to continue our dividend growth in order to reach a dividend yield close to the average for stocks listed on Euronext Paris. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See "Additional Information -- Memorandum and Articles of Association -- Rights, Preferences and Restrictions Applicable to Our Ordinary Shares -- Dividends."

                              SIGNIFICANT CHANGES

     See "Operating and Financial Review and Prospects -- Outlook for 2001."

ITEM 9:  THE OFFER AND LISTING

                           OFFER AND LISTING DETAILS

MARKET PRICE INFORMATION

     Our ordinary shares trade on Euronext Paris and, since September 12, 2000, our ADSs have traded on the NYSE. The tables below set forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on Euronext Paris in euros and the reported high and low sales prices of our ADSs on the NYSE in dollars.

     LAST SIX MONTHS

                                                              EURONEXT PARIS         NYSE
                                                              --------------    --------------
                                                              HIGH      LOW     HIGH      LOW
                                                              -----    -----    -----    -----
June, 2001..................................................  37.85    28.17    32.30    23.90
May, 2001...................................................  38.77    35.20    34.40    31.30
April, 2001.................................................  38.50    30.49    34.10    27.00
March, 2001.................................................  37.70    31.35    35.00    28.00
February, 2001..............................................  36.99    33.02    34.50    30.50
January, 2001...............................................  39.27    32.11    36.88    31.38

     LAST TWO YEARS BY QUARTER

                                                              EURONEXT PARIS         NYSE
                                                              --------------    --------------
                                                              HIGH      LOW     HIGH      LOW
                                                              -----    -----    -----    -----
2001
First Quarter...............................................  39.27    32.11    36.88    28.00
2000
Fourth Quarter..............................................  41.89    29.10    37.44    25.75
Third Quarter...............................................  45.89    33.50       --       --
Second Quarter..............................................  57.00    37.05       --       --
First Quarter...............................................  69.70    33.00       --       --
1999
Fourth Quarter..............................................  38.50    21.33       --       --
Third Quarter...............................................  22.20    17.80       --       --
Second Quarter..............................................  20.50    14.50       --       --
First Quarter...............................................  16.91    11.70       --       --

     LAST FIVE YEARS

                                                              EURONEXT PARIS         NYSE
                                                              --------------    --------------
                                                              HIGH      LOW     HIGH      LOW
                                                              -----    -----    -----    -----
2000........................................................  69.70    29.10    36.25    25.75
1999........................................................  38.50    11.70       --       --
1998........................................................  16.48     7.29       --       --
1997........................................................   9.71     6.88       --       --
1996........................................................   7.50     4.20       --       --

     We urge you to obtain current market quotations.

SHARE CAPITAL INFORMATION

     As of December 31, 2000, 138,219,819 of our ordinary shares were outstanding, each with a nominal value of E0.40. Our statuts provide that our shares may be held in registered or bearer form, at the option of the shareholder.

ARRANGEMENTS FOR TRANSFER AND RESTRICTIONS ON TRANSFERABILITY

     Our statuts provide that registered shares may be transferred only by means of a share transfer order signed by the transferor and recorded in our books. If the shares to be transferred are not fully paid-up, the share transfer order must also be signed by the transferee. Regarding bearer shares, our statuts require that transfers of bearer shares be recorded in the books of the relevant authorized intermediary.

     Pursuant to French regulations, registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of up to FF 1,000,000 and at a rate of 0.15% for larger trades. This tax is subject to a rebate of FF 150 per transaction and a maximum assessment of FF 4,000 per transaction. Non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

MARKETS

     Our ordinary shares trade on the Premier Marche of Euronext Paris and our ADSs trade on the NYSE.

ITEM 10:  ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

     Under Article 2 of our statuts, our corporate purposes are to:

     - produce and develop publicity;

     - organize shows and radio or television broadcasts, set up radio, television and other programs, use movie theaters, recording or broadcasting studios and projection and viewing rooms, publish documents and publish music, sketches, scripts and theater productions; and

     - carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above in order to foster our growth.

     We may also acquire interests in other businesses, regardless of such businesses' purposes.

DIRECTORS

     Our statuts provide that a member of our supervisory board must own at least 200 of our shares for as long as he or she serves as a director. Members of our management board are not required to own any of our shares.

     Each director is eligible for reappointment upon the expiration of his or her term of office. Members of the supervisory board serve four year terms. No member of the supervisory board may serve after the annual ordinary shareholders' meeting following his or her 74th birthday. Members of the management board serve six year terms. No member of the management board may serve after the ordinary shareholders' meeting following his or her 65th birthday.

     Under the French commercial code, any transaction directly or indirectly between a company and one of its directors that cannot be reasonably considered in the ordinary course of business of the company is subject to the prior consent of the supervisory board. Any such transaction concluded without the prior consent of the supervisory board can be nullified if it causes prejudice to the company. An interested director, or a person acting on the director's behalf, can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders' meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, the other directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. In the case of transactions with directors that can be considered within the company's ordinary course of business, the interested director must provide a copy of the governing agreement to the chair of the supervisory board, and the members of the supervisory board and the statutory auditor must be informed of the principal terms of each such transaction. Similar limitations apply to transactions between a company and a holder of shares carrying 5% or more of its voting power (or, if such shareholder is a legal entity, the entity's parent, if any). Certain transactions between a corporation and one of its directors are prohibited under the French commercial code. Members of our supervisory board are not authorized, in the absence of a quorum, to vote compensation to themselves or other supervisory board members.

RIGHTS, PREFERENCES AND RESTRICTIONS APPLICABLE TO OUR ORDINARY SHARES

     DIVIDENDS

     Dividends on our ordinary shares are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the management board in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our management board can decide the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual accounts by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

     VOTING RIGHTS

     Each of our shares carries the right to cast one vote in shareholder elections, except that a share held by the same shareholder in registered form for at least two years carries the right to cast two votes.

     LIQUIDATION RIGHTS

     If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

     PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

     AMENDMENTS TO RIGHTS OF HOLDERS

     Shareholder rights can be amended only by action of an extraordinary general meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements for this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

     Except as described under "-- Anti-Takeover Provisions," our statuts do not contain any provisions that discriminate against existing or prospective holders of substantial numbers of our shares. See also "-- Anti-Takeover Effects of Applicable Law and Regulations."

     ORDINARY AND EXTRAORDINARY MEETINGS

     General

     In accordance with the French commercial code, there are two types of shareholders' general meetings: ordinary and extraordinary.

     Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

     - electing, replacing and removing members of the supervisory board;

     - appointing independent auditors;

     - declaring dividends or authorizing dividends to be paid in shares;

     - approving the company's annual financial statements; and

     - issuing debt securities.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

     - changing our company's name or corporate purpose;

     - increasing or decreasing our share capital;

     - creating a new class of equity securities;

     - authorizing the issuance of investment certificates or convertible or exchangeable securities;

     - establishing any other rights to equity securities;

     - selling or transferring substantially all of our assets; and

     - voluntarily liquidating our company.

     Shareholders' meetings

     The French commercial code requires our management board to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The management board and the supervisory board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the management board and our supervisory board fail to convene an annual shareholders' meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

     - one or several shareholders holding at least 5% of our share capital;

     - in cases of urgency, by designated employee representatives or any interested party;

     - duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company; or

     - in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances.

     Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders' meeting after a public offer to acquire control of our company or a sale of a controlling stake in our capital.

     Notice of shareholders' meetings

     We must announce general shareholders' meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires (BALO). The preliminary notice must first be sent to the Commission des Operations de Bourse (the COB). The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the management board within ten days of the publication of the notice.

     We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the COB.

     In general, shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the supervisory board and various other matters regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the management board (within ten days of the publication of the preliminary notice in the BALO) by:

     - designated employee representatives;

     - one or several shareholders holding a specified percentage of shares; or

     - a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

     The management board must submit properly proposed resolutions to a vote of the shareholders.

     During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the management board relating to the agenda for the meeting. The management board must respond to these questions during the meeting.

     Attendance and voting at shareholders' meetings

     Each share confers on the shareholder the right to cast one vote, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights. Shareholders may attend ordinary and extraordinary shareholders' meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

     To participate in any general meeting, a holder of shares held in registered form must have shares registered in his or her name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited his or her shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.

     Proxies and votes by mail

     In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general shareholders' meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

     Proxies will be sent to any shareholder on request. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, a shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote blank proxies in favor of all resolutions proposed by the management board and against all others.

     With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders' meeting.

     Quorum

     The French commercial code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

     - an ordinary general meeting; or

     - an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

     The quorum requirement is one third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

     If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

     Majority

     Holders of a simple majority of a company's voting power may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

     A unanimous shareholder vote is required to increase liabilities of shareholders.

     Abstention from voting by those present or those represented by proxy or voting mail is counted as a vote against the resolution submitted to the shareholder vote.

     In general, a shareholder is entitled to one vote per share at any general meeting, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights. Under the French commercial code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not considered for quorum purposes.

     LIMITATIONS ON RIGHT TO OWN SECURITIES

     Our statuts contain no provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See "-- Exchange Controls" for a description of certain requirements imposed by French law.

     ANTI-TAKEOVER PROVISIONS

     Our statuts provide double voting rights for shares held by the same shareholder in registered form for at least two years. Our statuts further provide that any person or group that fails to notify us within 15 days of acquiring or disposing of 1% or any multiple of 1% of our shares will be deprived of voting rights for shares in excess of the unreported fraction. In addition, our shareholders have authorized our management board to increase our capital in response to a third party tender offer for our shares.

     ANTI-TAKEOVER EFFECTS OF APPLICABLE LAW AND REGULATIONS

     The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (CMF) within five trading days of the date it crosses these thresholds.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general shareholders' meeting information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of the shareholder's voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a fine.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     In addition, a number of provisions of the French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

     - limitations on the voting power of shareholders; and

     - shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

                               EXCHANGE CONTROLS

     The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

     - the acquiring party's intentions; and

     - the acquiring party's ability to elect directors, and financial reliance by us on the acquiring party.

     French exchange control regulations currently do not limit the amount of payments that we may remit to nonresidents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

                                    TAXATION

     On August 31, 1994, the United States and France signed a tax treaty (the Treaty). The following is a general summary of the principal tax effects that may apply to you as a holder of our shares for purposes of U.S. federal income tax and French tax, if all of the following apply to you:

     - you own, directly or indirectly, less than 10% of our share capital;

     - you are:

        -- a citizen or resident of the United States for United States federal income tax purposes;

        -- a United States domestic corporation; or

        -- otherwise subject to United States federal income taxation on a net income basis in respect of your shares of our company;

     - you are entitled to the benefits of the Treaty under the "Limitations on Benefits" article of the Treaty;

     - you hold your shares of our company as capital assets; and

     - your functional currency is the U.S. dollar.

     YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF OUR SHARES, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares as parties to a conversion transaction, among others. Those special rules are not discussed in this annual report. The summary is based on the laws, conventions and treaties in force as of the date of this annual report, all of which are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

     TAXATION OF DIVIDENDS

     Withholding Tax and Avoir Fiscal

     We will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

     - You must complete French Treasury Form RF1 A EU-No. 5052, "Application for Refund," and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares, including, among other things, the dividend rights, at the Centre des Impots des Non Residents, 9 rue d'Uzes, 75094 Paris Cedex 2, France.

     - If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

        -- you are a resident of the United States for purposes of the Treaty;

        -- your ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

        -- you own all the rights attached to the full ownership of the shares, including, among other things, the dividend rights;

        -- you meet all the requirements of the Treaty for the reduced rate of withholding tax; and

        -- you claim the reduced rate of withholding tax.

     If you have not completed Form RF1 A EU-No. 5052 or the simplified certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with Form RF1 A EU-No. 5052 before December 31 of the calendar year following the year during which the dividend is paid.

     The Application for Refund, together with instructions, can be obtained from the U.S. Internal Revenue Service or from the Centre des Impots des Non Residents upon request. After it is complete, it should be sent to the Centre des Impots des Non Residents.

     Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit called the avoir fiscal. The avoir fiscal is generally equal to 50% of the dividend paid for individuals, or 40% of the dividend paid for shareholders other than individuals. You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

     - you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty;

     - you are a U.S. corporation, other than a regulated investment company;

     - you are a U.S. corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of our company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

     - you are a partnership or trust that is a resident of the United States for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and payment of the avoir fiscal.

     If you are eligible, you may claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities at the Centre des Impots des Non Residents before December 31 of the year following the year in which the dividend is paid. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors, as applicable, must make this attestation.

     Specific rules apply to the following:

     - tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403 of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

     - various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

     Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and that they satisfy the filing formalities specified in the applicable U.S. Treasury regulations.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent they are paid or declared paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source "financial services" income for foreign tax credit purposes.

     Also for U.S. federal income tax purposes, the amount of any dividend paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of euros or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     - first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those shares; and

     - second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

     The Precompte

     A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of:

     - profits that have not been taxed at the ordinary corporate income tax rate, or

     - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     If you are not entitled to the full avoir fiscal (as described above), you may generally obtain a refund from the French tax authorities of any precompte paid by us with respect to dividends distributed to you. Under the Treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte that we actually pay in cash, but not to any precompte that we pay by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impots des Non Residents.

     For U.S. federal income tax purposes, the amount of the precompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the precompte will generally constitute foreign source "financial services" income for foreign tax credit purposes. The amount of any precompte paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French Francs on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euros or French francs.

     TAXATION OF CAPITAL GAINS

     If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares, unless you have a permanent establishment or fixed base in France and the shares you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares in the same manner as you would if you were to sell or exchange any other shares held as capital assets. Any gain or loss will generally be U.S. source gain or loss. If you are an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

     PFIC

     We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

     - 75% or more of our gross income is passive income; or

     - our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

     If we were to become a PFIC, the tax applicable to distributions on our shares and any gains you realize when you dispose of our shares may be less favorable to you. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you purchase our shares.

     FRENCH ESTATE AND GIFT TAXES

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your shares by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

     - you are domiciled in France at the time of making the gift, or at the time of your death; or

     - you used the shares in conducting a business through a permanent establishment or fixed base in France, or you held the shares for that use.

     FRENCH WEALTH TAX

     The French wealth tax does not generally apply to shares if the holder is a resident of the United States for purposes of the Treaty.

     UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments on the shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

                              DOCUMENTS ON DISPLAY

     Certain documents referred to in this annual report can be inspected at our headquarters building at 133 Avenue des Champs-Elysees in Paris.

     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the U.S. Securities and Exchange Commission (SEC). Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Our company is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over our company or our directors in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

     - to enforce judgements obtained in such actions against us or our directors;

     - to obtain judgements against us or our directors in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

     - to enforce against us or our directors in non-U.S. courts judgements of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

     Each of the foregoing statements applies to our auditors as well.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our global operating activities and our financing activities, we are subject to various market risks relating primarily to foreign currency exchange rate risk and interest rate risk.

INTEREST RATE RISK

     In the course of our operations, we are exposed risks related to interest rate changes, primarily as a result of the credit facilities used to finance our investment activity and to maintain financial liquidity. We borrow primarily at variable rates.

     As of December 31, 2000, we had total outstanding bank borrowings and overdrafts of E901 million, comprised of E630 million in bank loans, E266 million in bank overdrafts and E5 million in obligations under capital leases. Of this indebtedness, E721 million is due within one year and the remainder is due within five years. The majority of our debt bears interest at variable rates; the average annual interest rate at December 31, 2000 was 6.2%. As of December 31, 2000, approximately 50% of our debt was denominated in euros and 40% was denominated in U.S. dollars. Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world.

     We generally do not use financial instruments to hedge interest rate risk.

     Based on the above information, a hypothetical increase of 1% in average interest rates on long-term borrowings at variable rates as of December 31, 2000 would result in an increase in annual interest expense of approximately E2 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

     We conduct operations in over 102 countries around the world. The geographic diversity of our operations is reflected by the currencies that make up our results of operations. In 2000, more than half of our revenues were realized in currencies other than the euro, including more than 38% realized in U.S. dollars. The majority of our subsidiaries carry out businesses which are essentially local, with almost all of their revenues received in local currency and almost all of their costs incurred in local currency. In addition, most of our acquisitions in the United States have been funded through local borrowings, resulting in financial expenses and repayment obligations in the same currency. For these reasons, our exposure to losses resulting from differences between the currencies in which we receive revenues and the currencies in which we incur costs tends to be limited. However, we cannot assure you that we will be able to avoid such differences in the future or that any such differences will not materially affect our results of operations.

     For the reasons discussed above, we generally do not hedge our exposure to foreign currencies.

     We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our consolidated financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. To the extent this has a negative effect on our financial condition as presented in our financial statements, it could cause the price of our shares to decline. Conversely, if the relative value of the euro to the U.S. dollar declines, the U.S. dollar equivalent of cash dividends paid in euros on our ADSs will decline as well.

EQUITY MARKETS RISK

     Our exposure to equity markets risk relates primarily to our investment in equity securities of unconsolidated entities, namely True North. At December 31, 2000, the market value of our quoted equity securities amounted to E213 million, compared to a carrying value for French GAAP purposes of E22 million.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

                                    PART III

ITEM 18:  FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for Publicis
  Groupe S.A.
Report of Independent Auditors..............................  F-1
Consolidated Statements of Income for the years ended
  December 31, 2000, 1999 and 1998..........................  F-3
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 2000, 1999 and 1998......  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of Publicis Groupe S.A.

     We have audited the accompanying consolidated balance sheets of Publicis Groupe S.A. as of December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in France and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Groupe S.A. at December 31, 2000, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in France, which differ in certain respects from those generally accepted in the United States (see Note 29 to the financial statements).

     As discussed in Note 1 to the financial statements, in 2000 the Company changed its method of accounting for business combinations, deferred income taxes, assets under capital leases, conversion of financial statements of foreign subsidiaries and exchange rate differences on accounts receivable and payable stated in foreign currencies to be in accordance with the new accounting rules applicable to consolidated financial statements in France.

ERNST & YOUNG Audit                       Mazars & Guerard S.A.

Represented by                            Represented by
Bruno Perrin                              Frederic Allilaire

Paris, France
April 23, 2001

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of Publicis Groupe S.A.

     We have audited the accompanying consolidated balance sheets of Publicis Groupe S.A. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended, which have been prepared on the basis of accounting principles generally accepted in France. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Groupe S.A. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in France, which differ in certain respects from those generally accepted in the United States (see Note 29 to the financial statements).

Mazars & Guerard S.A.                     Mazars LLP

Represented by                            Represented by
Frederic ALLILAIRE                        Timothy J. DOHERTY

March 17, 2000

                              PUBLICIS GROUPE S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     (All 1998 amounts have been translated from the previous reporting currency, the French franc, to euros using the fixed official exchange rate as of January 1, 1999.)

                                                                      YEAR ENDED DECEMBER 31
                                                                      -----------------------
                                                              NOTE     2000     1999     1998
                                                              ----    ------    -----    ----
REVENUES....................................................           1,770    1,042     851
Salaries and related expenses...............................   20       (984)    (576)   (478)
Office and general expenses.................................   21       (470)    (291)   (247)
Total operating expenses....................................          (1,454)    (867)   (725)
Other operating income......................................              18       12      17
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.......             334      187     143
Depreciation and amortization expense.......................   22        (59)     (31)    (27)
OPERATING INCOME............................................             275      156     116
Interest and dividend (expense) income, net.................   23        (11)       9      10
INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES, EXCEPTIONAL
  ITEMS AND AMORTIZATION OF GOODWILL........................             264      165     126
Income taxes................................................   16        (92)     (65)    (47)
NET INCOME OF CONSOLIDATED COMPANIES BEFORE EXCEPTIONAL
  ITEMS AND AMORTIZATION OF GOODWILL........................             172      100      79
Equity in net income of affiliates..........................               5        2       1
NET INCOME BEFORE EXCEPTIONAL ITEMS AND AMORTIZATION OF
  GOODWILL..................................................             177      102      80
OF WHICH GROUP INTERESTS....................................             151       82      58
Exceptional income, net of tax..............................   24         15       12      --
Amortization of goodwill....................................   22        (33)     (19)    (13)
NET INCOME BEFORE MINORITY INTERESTS........................             159       95      67
Minority interests..........................................             (31)     (21)    (20)
GROUP NET INCOME............................................             128       74      47
PER SHARE DATA (in Euros)*
Net earnings per share......................................            1.18     0.85    0.59
Earnings per share after tax and before exceptional items
  and the amortization of goodwill..........................            1.40     0.94    0.72
Net earnings per share - diluted............................            1.15     0.84    0.56
Earnings per share after tax and before exceptional items
  and the amortization of goodwill - diluted................            1.37     0.93    0.68

---------------
* Earnings per share amounts for 1999 and 1998 have been adjusted to reflect the 10-for-1 stock split of August 29, 2000.

                 See notes to consolidated financial statements

                              PUBLICIS GROUPE S.A.

                          CONSOLIDATED BALANCE SHEETS
                         (AMOUNTS IN MILLIONS OF EUROS)

     (All 1998 amounts have been translated from the previous reporting currency, the French franc, to euros using the fixed official exchange rate as of January 1, 1999.)

                                                                            DECEMBER 31
                                                                      -----------------------
                                                              NOTE    2000     1999     1998
                                                              ----    -----    -----    -----
ASSETS
Goodwill, net...............................................     4      861      237      203
Intangible assets, net......................................     4       22       20       12
Property and equipment, net.................................     5      331      123       96
Investments and other financial assets, net.................     6       82       50       65
Investments accounted for by the equity method..............   6,7        7        7        7
                                                                      -----    -----    -----
TANGIBLE AND INTANGIBLE ASSETS, NET.........................          1,303      437      383

Inventory and costs billable to clients.....................     8      129       49       50
Accounts receivable.........................................     9    1,770    1,002      667
Other receivables...........................................    10      399      240      244
Marketable securities.......................................    11      100       76       34
Cash and cash equivalents...................................            429      273      226
CURRENT ASSETS..............................................          2,827    1,641    1,221
TOTAL ASSETS................................................          4,130    2,078    1,604

LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock...............................................             53       36       34
Additional paid-in capital and retained earnings............            246      309      280
SHAREHOLDERS' EQUITY........................................    12      299      345      314

Minority interests..........................................    13       77       51       44
Provisions for contingencies and charges....................    14      169       70       66

Bank borrowings and overdrafts..............................    15      901      212      124
Accounts payable............................................    17    1,590      872      585
Accrued expenses and other liabilities......................    18    1,094      528      471
                                                                      -----    -----    -----
BANK BORROWINGS AND CURRENT LIABILITIES.....................          3,585    1,612    1,180
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................          4,130    2,078    1,604
NET FINANCIAL DEBT (CASH AND MARKETABLE SECURITIES, LESS
  BANK BORROWINGS AND OVERDRAFTS)...........................            372     (137)    (136)

                 See notes to consolidated financial statements

                              PUBLICIS GROUPE S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (AMOUNTS IN MILLIONS OF EUROS)

     (All 1998 amounts have been translated from the previous reporting currency, the French franc, to euros using the fixed official exchange rate as of January 1, 1999.)

                                                                          ADDITIONAL
                                                                            PAID-IN
                                                                          CAPITAL AND       TOTAL
                                                   NUMBER OF    CAPITAL    RETAINED     SHAREHOLDERS'
IN MILLIONS OF EUROS                                SHARES*      STOCK     EARNINGS        EQUITY
--------------------                              -----------   -------   -----------   -------------
DECEMBER 31, 1997...............................   81,431,130     31          209            240
Impact of the merger of Publicis Communication/
  Publicis S.A. ................................    7,920,760      3           45             48
Consolidated net income, group..................                  --           47             47
Other 1998......................................      430,220     --           (8)            (8)
                                                  -----------     --         ----           ----
December 31, 1998 before impact of treasury
  stock.........................................   89,782,110     34          293            327
Treasury stock at December 31, 1998.............   (1,068,420)    --          (13)           (13)
DECEMBER 31, 1998 AFTER IMPACT OF TREASURY
  STOCK.........................................   88,713,690     34          280            314
Consolidated net income, group..................                  --           74             74
Other 1999......................................    4,477,850      2           26             28
                                                  -----------     --         ----           ----
December 31, 1999 before impact of treasury
  stock.........................................   94,259,960     36          380            416
Treasury stock at December 31, 1999.............   (4,181,920)                (71)           (71)
DECEMBER 31, 1999 AFTER IMPACT OF TREASURY
  STOCK.........................................   90,078,040     36          309            345
Capital increase Publicis Groupe SA.............       70,710     --           --             --
Dividends paid by Publicis Groupe SA............                  --          (15)           (15)
Impact of acquisition S&S -- pooling of
  interests.....................................   43,889,149     17         (215)          (198)
Application of rule 99-02.......................                  --            8              8
Translation adjustment..........................                  --           (6)            (6)
Consolidated net income, group..................                  --          128            128
                                                  -----------     --         ----           ----
December 31, 2000 before impact of treasury
  stock.........................................  138,219,819     53          280            333
Treasury stock at December 31, 2000.............     (871,309)    --          (34)           (34)
                                                  -----------     --         ----           ----
DECEMBER 31, 2000 AFTER IMPACT OF TREASURY
  STOCK.........................................  137,348,510     53          246            299
                                                  -----------     --         ----           ----

---------------
* Amounts above have been adjusted to reflect the 10-for-1 stock split of August 29, 2000.

                See notes to consolidated financial statements.

                              PUBLICIS GROUPE S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (AMOUNTS IN MILLIONS OF EUROS)

     (All 1998 amounts have been translated from the previous reporting currency, the French franc, to euros using the fixed official exchange rate as of January 1, 1999.)

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
  I - CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................   128       74       47
  Gain on sales of fixed assets (before tax)................   (24)     (12)       0
  Depreciation and amortization.............................    93       51       40
  Equity in net income of non-consolidated companies........    (5)      (2)      (1)
  Minority interest applicable to consolidated companies....    31       21       20
  Change in working capital requirements....................   (19)      46       91
NET CASH PROVIDED BY OPERATING ACTIVITIES...................   204      178      197
  II - CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment and intangible
     assets.................................................  (106)     (66)     (50)
  Sales of property and equipment...........................     4       10        0
  Purchases of investments and other financial assets,
     net....................................................   (13)      (4)      (1)
  Dividends received from investments accounted for under
     the equity method......................................     1        2        2
  Acquisitions of businesses, net of cash acquired..........  (565)     (55)    (105)
  Disposal of businesses....................................    24        4       24
NET CASH USED IN INVESTING ACTIVITIES.......................  (655)    (109)    (130)
  III - CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid to shareholders of Publicis SA.............   (15)     (11)      (6)
  Dividends paid to minority shareholders of subsidiaries...   (14)     (14)     (12)
  Increase in capital.......................................     5       14        1
  Change in borrowings......................................   630        0        0
  Share repurchases.........................................   (34)     (57)     (13)
NET CASH PROVIDED BY FINANCING ACTIVITIES...................   572      (68)     (30)
  IV - IMPACT OF EXCHANGE RATE FLUCTUATIONS.................     5        0        0
  NET CHANGE IN CONSOLIDATED CASH FLOWS (I + II + III +
     IV)....................................................   126        1       37
  Cash and cash equivalents (including marketable securities
     less bank overdrafts) at beginning of year.............   137      136       99
  Cash and cash equivalents (including marketable securities
     less bank overdrafts) at end of year...................   263      137      136
NET CHANGE IN CASH AND CASH EQUIVALENTS (INCLUDING
  MARKETABLE SECURITIES LESS BANK OVERDRAFTS)...............   126        1       37

                              PUBLICIS GROUPE S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Beginning January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and subsidiaries ("Publicis", "the Group") are prepared in conformity with the new accounting rules ("new rules") applicable to consolidated financial statements in France ("nouvelles regles et methodes relatives aux comptes consolides"). The new rules, 99-02 of the accounting rules and regulation committee ("Comite de Reglementation Comptable), were approved on June 22, 1999 and were effective January 1, 2000. The new rules differ from the rules previously applied in the accounting for business combinations, deferred income taxes, assets under capital leases, conversion of financial statements of foreign subsidiaries and exchange rate differences on accounts receivable and payable stated in foreign currencies.

     As permitted by the provisions of the new rules, the Group has elected not to retroactively restate the accounting for business combinations and disposals performed in prior years.

     The application of the new rules has been treated as a change in accounting method. Due to the insignificant impact of the change in accounting method on the financial statements for the years ended December 31, 1999 and 1998, the Group has elected not to present pro-forma information for those years. However, the consolidated balance sheets and income statements as of and for the years ended December 31, 1999 and 1998 have been presented in accordance with the presentation requirements of the new rules. The reclassifications resulting from this change in presentation are explained in note 2.2.

1.1 PRINCIPLES OF CONSOLIDATION

REPORTING CURRENCY

     Since January 1, 1999, Publicis prepares and reports its consolidated financial statements in euros. All previous historical financial information has been converted to euros using the official conversion rate established on January 1, 1999 of FF 6.55957 = 1 euro.

     Although the 1998 consolidated financial statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the euro financial statements of other companies that previously prepared their financial statements in a currency other than French francs.

SCOPE OF CONSOLIDATION

     Publicis consolidates all subsidiaries for which it exercises exclusive direct or indirect control.

     Zenith is held 50% by Saatchi & Saatchi and is accounted for by the equity method in the consolidated financial statements. Zenith, which is controlled jointly by Publicis (through Saatchi & Saatchi) and Cordiant, has not been consolidated proportionately because financial statements for Zenith in accordance with Publicis accounting and reporting policies were not available.

     Companies over which Publicis exercises significant influence, generally where the percentage of ownership and share of the voting rights is at least 20%, are accounted for by the equity method.

     A list of principal affiliated companies and their method of consolidation is presented in note 28.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

TRANSLATION OF ACCOUNTS OF FOREIGN SUBSIDIARIES

     The financial statements of subsidiaries located outside of the euro zone and expressed in local currencies are translated into euros as follows:

     - assets and liabilities are translated at year-end exchange rates;

     - statement of income items are translated at average exchange rates for the year;

     - translation gains and losses resulting from the application of these rates are recorded in retained earnings for the portion related to the Group interest, with the remainder recorded in minority interests.

     Through 1999, the Group applied the method of conversion at the year-end exchange rates for the balance sheet and the income statement. Therefore, the translation method described above constitutes a change in accounting method and the impact of this change is presented in note 2.

INTER-COMPANY TRANSACTIONS

     Inter-company transactions, including related revenues and expenses, accounts receivable and accounts payable, are eliminated in consolidation.

1.2 SIGNIFICANT ACCOUNTING POLICIES

RESEARCH COSTS

     Publicis records expenses related to studies and research in the period in which they are incurred.

     These expenses relate primarily to the following: studies and tests related to advertising campaigns, costs resulting from the development of internet sites and related tools, research programs on consumer behavior and advertisers' needs in various areas, and studies and modeling conducted in order to optimize the use and choice of media for the clients of the Group.

GOODWILL

     Goodwill arising on consolidation represents the difference between the acquisition cost of interests in consolidated companies (including subsequent additional purchase price) and the Group's equity in the underlying net assets at the date of acquisition, as adjusted in accordance with the Group's accounting policies.

     Goodwill is amortized on a straight-line basis in accordance with the following principles:

     - goodwill related to media purchasing and sales subsidiaries is amortized over five years;

     - goodwill related to communications subsidiaries is amortized over a period of 10 to 40 years based on the country, size and the specific characteristics of each agency.

     The fair value of goodwill amortized over long periods is reviewed each year based on the valuation criteria used at the time of the acquisition. If the fair value of the goodwill is lower than the carrying value and this impairment is considered to be permanent (lasting more than three years), a provision is made to reduce the carrying value of the goodwill to the fair value.

OTHER INTANGIBLE ASSETS

     Other intangible assets are comprised primarily of leasehold rights, client relationships and software. Client relationships are accounted for in the same manner as goodwill.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     Software consists of the following:

     - software purchased for internal use, which is stated at purchase cost;

     - internally developed software for sales and marketing purposes, which is used primarily by the Group's information systems services subsidiary, and is stated at production cost.

     Software is primarily amortized over a period of one or two years and not in excess of three years.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at historical acquisition cost. A limited number of assets have been revalued in accordance with French legislation; the value of such assets is not significant.

     Property and equipment is depreciated on a straight-line basis over their estimated useful lives as described below:

     - Buildings: between 20 and 50 years.

     - Fixtures, fittings and general installations: 10 years.

     - Billboards: 4 to 7 years.

     - Office furniture and equipment: 5 to 10 years.

     - Vehicles: 4 years.

     - Computer hardware: 2 to 4 years.

     In application of the new rules for consolidated financial statements (99-02 of the Comite de Reglementation Comptable or CRC), beginning January 1, 2000, Publicis records assets under capital leases in property, plant and equipment with corresponding amounts recorded in financial debt. These assets are amortized over the periods described above. In the statement of income, the lease rental expenses are replaced by interest expense on the debt and the depreciation expense on the assets.

INVESTMENTS

     Investments are recorded at historical acquisition cost. They are depreciated when their fair market value is lower than their carrying value. Fair market value is determined on the basis of criteria such as revalued net assets, capitalized earnings, quoted stock prices, the outlook for the sector or industry and the strategic value of the investment to the Group.

LOANS AND ADVANCES TO AFFILIATES

     Loans and advances to affiliates represent receivables from affiliates accounted for by the equity method or other non-consolidated affiliates.

     A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the affiliates concerned.

INVENTORY AND COSTS BILLABLE TO CLIENTS

     Inventory and costs billable to clients represent primarily work-in-progress related to advertising which consists of technical, creative and production work (graphic design, TV and radio production, editing, etc.) which is billable, but has not yet been billed to clients. A provision for depreciation is recorded when the revenue to be received on completion of the work is expected to be inferior to the production costs incurred.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

Non-billed work or costs incurred relating to new client development activities are not capitalized except when the eventual billing of expenses incurred during the proposal process is specified in the contract.

ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at their carrying value. An allowance for doubtful accounts is recorded for receivables for which there is a collection risk.

     Accounts receivable denominated in foreign currencies are recorded at the year-end exchange rate. Transaction gains and losses resulting from currency translation are recorded in the income statement. This method is the one recommended by rule 99-02 of the CRC and results in a change in accounting method from prior periods.

MARKETABLE SECURITIES

     Marketable securities are recorded at acquisition cost. In the event the quoted fair market value of these securities, as determined by the most recent monthly average of the quoted price on the stock exchange, falls below cost, a provision is recorded to reduce the securities to the fair value.

TREASURY STOCK

     Treasury stock is shown in consolidation as a reduction of shareholders' equity.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

     The policies applied by Publicis are in accordance with the laws and regulations of the respective countries in which the subsidiaries of the Group are located and are described below:

     - the German and Italian regulatory requirements are applied in the form of retirement indemnities,

     - in France, the provisions of the collective bargaining agreement of the advertising industry are applied and result in the recording of a provision for costs,

     - in Great Britain and the United States, the obligations related to pensions and other retirement benefits are held in investment trusts with insurance companies. These plans include:

        - defined contribution plans: the amount of contributions by the Group to the investment funds is defined and recorded as expense during the period.

        - multi-employer defined benefit plans: the benefit amounts to be received upon retirement are defined and accounted for by establishing a provision intended to cover the present value of the obligation to be paid to employees at retirement, as calculated by actuaries based upon years of service.

RESTRUCTURING RESERVES

     Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan has been made. These costs consist primarily of indemnities for severance and early retirement and other employment expenses.

VACANT PROPERTY

     A provision is established for the amount of rent and related expenses to be paid - net of any sublease revenues to be received - for all buildings that are sublet or vacant and not intended to be used for the principal activities of the Group.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

REVENUES

     Revenues represent the commissions and fees for services of companies in the advertising industry. The Group's revenue recognition policies are summarized below:

     - Fees: when the service is provided to the client,

     - Sales of media space: date of publication or broadcast,

     - Sales of technical advertising: when services are performed.

INCOME TAXES

     Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. In accordance with the provisions of rule 99-02 of the CRC, Publicis records deferred income taxes resulting from temporary differences between the tax basis and the book basis of assets and liabilities.

     Taxable and deductible temporary differences are determined by their dates of maturity and may reverse from year-to-year. Temporary differences are calculated by taxable entity.

     Deferred taxes are calculated based on the tax laws and regulations in effect at the respective year-ends and using the tax rates expected to be in effect when the temporary differences reverse. The impact of changes in enacted tax rates are recorded in the income statement in the period in which the change in the tax rate is decided.

     Deferred tax assets are recognized when it is more likely than not that the respective taxable entities will recover the benefits in future periods.

     The recording of deferred taxes has been treated as a change in accounting method and therefore the effect has been recorded in opening shareholders' equity.

EXCEPTIONAL INCOME

     Exceptional income represents exceptional items, net of tax, which do not result from normal operations.

INTEREST RATE RISK

     The Group has limited exposure to interest rate risk as the majority of its debt bears interest at variable rates. The Group does not use derivative financial instruments to hedge interest rate risk.

EXCHANGE RATE RISK

     The majority of sales transactions are denominated in the local currencies of the countries in which they are realized. Exchange rate risk is not significant and is at times hedged via short-term foreign currency forward contracts.

BASIC AND DILUTED EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares held at year-end. Diluted earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the period excluding treasury shares held at year-end and including potential ordinary shares resulting from stock options outstanding at year-end.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

2. COMPARABILITY OF ACCOUNTS

2.1 PRESENTATION OF FINANCIAL STATEMENTS

     Publicis modified the presentation of the consolidated balance sheets and income statements to be in conformity with new rules for consolidated financial statements.

     The changes consist essentially of disclosing certain items:

     - in the balance sheet: goodwill, marketable securities; and

     - in the income statement: operating income and net income of consolidated companies.

     In order to present financial statements comparable to those for 2000, the financial statements for 1998 and 1999 have also been presented under the new format.

2.2 OTHER CHANGES RESULTING FROM THE APPLICATION OF RULE 99-02 OF THE CRC

     The principles of rule 99-02 of the Comite de Reglementation Comptable
(CRC) differ from the rules previously applied in the accounting for business combinations, deferred income taxes, assets under capital leases, conversion of financial statements of foreign subsidiaries and exchange rate differences on accounts receivable and payable stated in foreign currencies. The impacts of the first time application of rule 99-02 are treated in accordance with opinion no. 97.06 of the Conseil National de la Comptabilite relating to accounting changes.

     Due to the insignificant impact of the change in accounting method on the financial statements for the years ended December 31, 1999 and 1998, the Group has elected not to present pro-forma information for those years.

     For informational purposes, the impact on opening shareholders' equity and consolidated net income for these two periods would have been the following:

IN MILLIONS OF EUROS                                          1999    1998
--------------------                                          ----    ----
Shareholders' equity (opening)..............................     8      10
Consolidated net income.....................................    --      (2)

     The impact of the change in accounting method related to the application of rule 99-02, which is primarily due to the recording of deferred income taxes and the treatment of capital leases, has been recorded in its entirety in the opening balance sheet for the year 2000 and is set out as follows:

                                                              IMPACT ON OPENING
                                                                BALANCE SHEET
IN MILLIONS OF EUROS                                           JANUARY 1, 2000
--------------------                                          -----------------
Property and equipment......................................          8
Accumulated depreciation....................................         (2)
Other receivables...........................................          7
                                                                     --
TOTAL ASSETS................................................         13
                                                                     ==
Retained earnings...........................................          8
Bank borrowings and overdrafts..............................          5
                                                                     --
TOTAL LIABILITIES...........................................         13
                                                                     ==

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

2.3 ACQUISITION OF SAATCHI & SAATCHI

     In September 2000, Publicis made a public exchange offer for Saatchi & Saatchi with the goal of establishing one of the largest advertising groups in the world. This significant transaction has been treated in accordance with the derogatory method under article 215 of rule 99-02 of the CRC, which permits Publicis to substitute the value of net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. Therefore, no goodwill resulted from this transaction and the difference resulting from the application of the derogatory method has been recorded in consolidated shareholders' equity. This transaction resulted in an increase in capital stock and additional paid-in capital of euros 1,883 million through the issuance of 43,889,149 shares. Publicis simultaneously issued 43,889,149 contingent value rights with a maturity date of March 2002.

     For the purpose of the presentation of the consolidated financial statements of the Group in accordance with generally accepted accounting principles in the United States (U.S. GAAP), the acquisition of Saatchi & Saatchi will be treated as a "purchase". As of December 31, 2000, the purchase accounting as determined in accordance with U.S. GAAP was not yet finalized.

3. ACQUISITIONS

     In addition to the acquisition of Saatchi & Saatchi, Publicis made several acquisitions during the year ended December 31, 2000.

     In the beginning of 2000, Publicis acquired 100% of Frankel and Company, an independent American agency specialized in the marketing services segment.

     Also in early 2000, Publicis acquired 100% of the American agency Fallon, an independent agency in the United States, and expected to develop a new concept of worldwide agency.

     In November 2000, the Group acquired 100% of Nelson Communications, a company specializing in advertising communications for the health industry in the United States. This acquisition has been 90% financed through an exchange of stock.

     During the year 2000, Publicis also acquired interests in the companies DeWitt Media and Winner & Associates in the United States, Boebel Adam in Germany, Publicis Asociados in Peru and Publicis Networks in France.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

4. GOODWILL AND INTANGIBLE ASSETS, NET

     An analysis of the principal components of goodwill related to consolidated subsidiaries is as follows:

                                                              OTHER      NORTH     REST OF
IN MILLIONS OF EUROS                                FRANCE    EUROPE    AMERICA     WORLD     TOTAL
--------------------                                ------    ------    -------    -------    -----
NET VALUE 1998....................................    25        47        101         30       203
NET VALUE 1999....................................    27        51         92         67       237
Year 2000:
  Acquisitions....................................     9        20        586*        32       647
  Other...........................................    35        71        107         85       298
                                                     ---       ---        ---        ---       ---
Total gross value.................................    44        91        693        117       945
Amortization......................................   (13)      (28)       (18)       (25)      (84)
                                                     ---       ---        ---        ---       ---
TOTAL NET VALUE 2000..............................    31        63        675         92       861
                                                     ===       ===        ===        ===       ===

---------------
* primarily amortized over 40 years. The allocation of goodwill resulting from 2000 acquisitions is in process and will be finalized in the year following the acquisition in accordance with guidelines.

CHANGES IN GOODWILL AND OTHER INTANGIBLE ASSETS, GROSS

                                                                         GROSS VALUE
                                                              ---------------------------------
                                                                          SOFTWARE AND
IN MILLIONS OF EUROS                                          GOODWILL       OTHER        TOTAL
--------------------                                          --------    ------------    -----
DECEMBER 31, 1997...........................................    104            12          116
                                                                ---            --          ---
Additions...................................................    144             5          149
Disposals...................................................     (1)           (1)          (2)
Translation and other.......................................     (1)           --           (1)
                                                                ---            --          ---
DECEMBER 31, 1998...........................................    246            16          262
                                                                ---            --          ---
Additions...................................................     83             4           87
Disposals...................................................    (33)           (1)         (34)
Translation and other.......................................      6            --            6
                                                                ---            --          ---
DECEMBER 31, 1999...........................................    302            19          321
                                                                ---            --          ---
Additions...................................................    647            12          659
Disposals...................................................     (2)           --           (2)
Translation and other.......................................      5             7           12
                                                                ---            --          ---
DECEMBER 31, 2000...........................................    952            38          990
                                                                ---            --          ---

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

CHANGES IN ACCUMULATED AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                  ACCUMULATED AMORTIZATION
                                                              ---------------------------------
                                                                          SOFTWARE AND
IN MILLIONS OF EUROS                                          GOODWILL       OTHER        TOTAL
--------------------                                          --------    ------------    -----
DECEMBER 31, 1997...........................................     12             8           20
                                                                 --            --          ---
Additions...................................................     26             1           27
Disposals...................................................     --            --           --
Translation and other.......................................     --            --           --
                                                                 --            --          ---
DECEMBER 31, 1998...........................................     38             9           47
                                                                 --            --          ---
Additions...................................................     19             2           21
Disposals...................................................     (4)           --           (4)
Translation and other.......................................     --            --           --
                                                                 --            --          ---
DECEMBER 31, 1999...........................................     53            11           64
                                                                 --            --          ---
Additions...................................................     34             5           39
Disposals...................................................     --            (2)          (2)
Translation and other.......................................     --             5            5
                                                                 --            --          ---
DECEMBER 31, 2000...........................................     87            19          106
                                                                 ==            ==          ===

5. PROPERTY AND EQUIPMENT, NET

CHANGES IN GROSS PROPERTY AND EQUIPMENT

                                                                      GROSS VALUE
                                                              ---------------------------
                                                              LAND AND
IN MILLIONS OF EUROS                                          BUILDINGS    OTHER    TOTAL
--------------------                                          ---------    -----    -----
DECEMBER 31, 1997...........................................     30         204      234
                                                                 --         ---      ---
Additions...................................................     --          31       31
Disposals...................................................     --         (21)     (21)
Translation and other.......................................     --          20       20
                                                                 --         ---      ---
DECEMBER 31, 1998...........................................     30         234      264
                                                                 --         ---      ---
Additions...................................................     13          40       53
Disposals...................................................     (5)        (16)     (21)
Translation and other.......................................      3           9       12
                                                                 --         ---      ---
DECEMBER 31, 1999...........................................     41         267      308
                                                                 --         ---      ---
Impact of the application of rule 99-02.....................      8                    8
                                                                 --         ---      ---
DECEMBER 31, 1999 ADJUSTED..................................     49         267      316
                                                                 --         ---      ---
Impact of acquisitions......................................     15         391      406
Additions...................................................      8          83       91
Disposals...................................................     (2)        (30)     (32)
Translation and other.......................................      4          (1)       3
                                                                 --         ---      ---
DECEMBER 31, 2000...........................................     74         710      784
                                                                 ==         ===      ===

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

LAND AND BUILDINGS

     Publicis has land and buildings with a net book value of euros 59 million at December 31, 2000.

     The principal asset is the corporate headquarters located at 133 avenue des Champs-Elysees, in Paris. This seven-story building is primarily occupied by Group companies and commercial property occupied by the Champs-Elysees Drugstore and two public cinemas.

     The parent company, Publicis Groupe S.A., owns four floors of a building occupied by Metrobus at 15 rue du Dome in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising office space which is for the most part occupied by Group companies.

     Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima and Seoul, all in center city locations.

OTHER PROPERTY AND EQUIPMENT

     The Group has significant information systems equipment dedicated to the creation and production of advertising, the management of media buying and administrative functions. Publicis Technology, the Group's computer services and electronic communications subsidiary, owns significant amounts of conventional computer and information systems equipment as well as equipment for new media and technologies.

     In addition, gross property, plant and equipment includes euros 51 million (euros 8 million, net) of billboards and furniture and fixtures belonging to the Group's outdoor display companies, principally Publex in the Netherlands and Metrobus, a sales unit specializing in public transportation advertising space.

ASSETS UNDER CAPITAL LEASES

     The application of rule 99-02 of the CRC required Publicis to restate the accounting for assets under capital leases, including these assets as property, plant and equipment with a corresponding amount recorded as financial debt. This change in method required the Group to capitalize euros 8 million of assets at December 31, 2000, which are included in "land and buildings". Amortization expense on assets under capital leases is included in depreciation of property and equipment.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY AND EQUIPMENT

                                                               ACCUMULATED DEPRECIATION
                                                             ----------------------------
                                                             LAND AND
IN MILLIONS OF EUROS                                         BUILDINGS    OTHERS    TOTAL
--------------------                                         ---------    ------    -----
DECEMBER 31, 1997..........................................      8         148       156
                                                                --         ---       ---
Additions..................................................     --          26        26
Disposals..................................................     --         (19)      (19)
Translation and other......................................     --           5         5
                                                                --         ---       ---
DECEMBER 31, 1998..........................................      8         160       168
                                                                --         ---       ---
Additions..................................................      1          28        29
Disposals..................................................     (1)        (16)      (17)
Translation and other......................................     --           5         5
                                                                --         ---       ---
DECEMBER 31, 1999..........................................      8         177       185
                                                                --         ---       ---
Impact of the application of rule 99-02....................      2          --         2
                                                                --         ---       ---
DECEMBER 31, 1999 ADJUSTED.................................     10         177       187
                                                                --         ---       ---
Impact of acquisitions.....................................      5         239       244
Additions..................................................      1          52        53
Disposals..................................................     (2)        (27)      (29)
Translation and other......................................      1          (2)       (1)
                                                                --         ---       ---
DECEMBER 31, 2000..........................................     15         439       454
                                                                ==         ===       ===

6. INVESTMENTS AND OTHER FINANCIAL ASSETS, NET

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
IN MILLIONS OF EUROS                                2000            1999            1998
--------------------                            ------------    ------------    ------------
Investments...................................       37              29              46
Investments accounted for by the equity
  method......................................        7               7               7
Advances to affiliates........................       19               6               5
Loans.........................................        6              --              --
Other financial assets, gross.................       26              17              16
                                                     --              --              --
GROSS VALUE...................................       95              59              74
Provisions for investments and financial
  assets......................................       (6)             (2)             (2)
NET VALUE.....................................       89              57              72
                                                     ==              ==              ==

LIST OF INVESTMENTS IN NON-CONSOLIDATED ENTITIES AT DECEMBER 31, 2000

                                                              % OF       GROSS     NET     MARKET
IN MILLIONS OF EUROS                                        OWNERSHIP    VALUE    VALUE    VALUE
--------------------                                        ---------    -----    -----    ------
True North................................................    9%          22       22       213
Other.....................................................   --           15       13        --
                                                             --           --       --       ---
TOTAL.....................................................                37       35       213
                                                             ==           ==       ==       ===

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

7. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

     Investments accounted for by the equity method amount to euros 7 million at December 31, 2000 (December 31, 1999: euros 7 million; December 31, 1998: euros 7 million). These investments do not include our investment in Zenith, which due to a shareholders' deficit, is provided for in "provisions for contingencies and charges" in the balance sheet for an amount of euros 19 million.

SUMMARY INFORMATION FOR ZENITH (CONSOLIDATED AMOUNTS)

IN MILLIONS OF EUROS                                          2000
--------------------                                          ----
Revenues....................................................  110
Net income..................................................   14
Total assets................................................  441
Cash and cash equivalents, net..............................  121
Shareholders' deficit.......................................  (39)

8. INVENTORY AND COSTS BILLABLE TO CLIENTS

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
IN MILLIONS OF EUROS                                2000            1999            1998
--------------------                            ------------    ------------    ------------
Advertising costs billable to clients.........      123              44              44
Other inventory...............................        6               5               6
                                                    ---              --              --
GROSS VALUE...................................      129              49              50
Provision for depreciation....................       --              --              --
                                                    ---              --              --
NET VALUE.....................................      129              49              50
                                                    ===              ==              ==

9. ACCOUNTS RECEIVABLE

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
IN MILLIONS OF EUROS                                2000            1999            1998
--------------------                            ------------    ------------    ------------
Trade accounts receivable.....................     1,721             996            660
Notes receivable..............................        81              26             27
                                                   -----           -----            ---
GROSS VALUE...................................     1,802           1,022            687
Allowance for doubtful accounts...............       (32)            (20)           (20)
                                                   -----           -----            ---
NET VALUE.....................................     1,770           1,002            667
                                                   =====           =====            ===

     All accounts receivable are due within one year.

     Note: for situations in which Publicis is buying media space as an agent on behalf of its clients in France (transactions for which there is no income statement impact), the related accounts receivable are recorded in "other receivables" in the balance sheet.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

10. OTHER RECEIVABLES

                                                              DECEMBER 31,
IN MILLIONS OF EUROS                                              2000
--------------------                                          ------------
Taxes receivable............................................       76
Receivables on agency transactions..........................       88
Deferred tax assets.........................................       15
Advances to suppliers.......................................       25
Other receivables...........................................      137
Prepaid expenses and other..................................       69
                                                                  ---
GROSS VALUE.................................................      410
Provision...................................................      (11)
                                                                  ---
NET VALUE...................................................      399
                                                                  ===

     Other receivables are due within one year.

11. MARKETABLE SECURITIES

     Marketable securities consist primarily of money market funds, mutual funds and certificates of deposit.

     The market value of quoted securities amounts to euros 70.7 million at December 31, 2000 compared to a carrying value of euros 70.1 million.

12. SHAREHOLDERS' EQUITY

IMPACT OF THE ACQUISITION OF SAATCHI & SAATCHI

     Publicis treated the Saatchi & Saatchi acquisition in accordance with the derogatory method under article 215 of rule 99-02 of the CRC, which permits Publicis to substitute the value of net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. This resulted in an amount of euros 2,069 million being recorded in shareholders' equity, increased for costs incurred by Publicis related to the acquisition or euros 11 million after tax (recorded in shareholders' equity in accordance with rule 99-02 of the Comite de la Reglementation Comptable). In total, the net effect amounts to euros (198 million) after considering the capital increase and additional paid-in capital related to the issuance of shares (euros 1,883 million).

     The amount of the capital increase related to this transaction amounts to euros 17 million, representing 43,889,149 shares at a par value of euros 0.3811 (francs 2.50).

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

TREASURY STOCK AT DECEMBER 31, 2000

     In connection with the approvals given in previous extraordinary shareholders' meetings, Publicis Groupe S.A. has continued to proceed with purchases of treasury stock during the year 2000. The related activity is as follows:

                                                        NUMBER OF
                                                          SHARES         COST
                                                        ----------    ----------
                                                                      (millions
                                                                      of euros)
Treasury stock at December 31, 1999...................   4,181,920         71
Purchases in 2000.....................................   3,480,077        141
Shares approved for use in acquiring Nelson
  Communications......................................  (6,790,688)      (178)
                                                        ----------       ----
TREASURY STOCK AT DECEMBER 31, 2000...................     871,309         34
                                                        ==========       ====

     In accordance with the guidelines established by the accounting authorities in France (Conseil National de la Comptabilite), the shares have been eliminated in consolidation through a reduction of shareholders' equity.

IMPUTATION OF GOODWILL TO SHAREHOLDERS' EQUITY

     Over the last 10 years, the only significant imputation of goodwill to shareholders' equity related to the acquisition of Groupe FCA for which a goodwill of euros 54 million was recognized. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods of 10 to 40 years.

13. MINORITY INTERESTS

                                                              RETAINED
IN MILLIONS OF EUROS                                          EARNINGS
--------------------                                          --------
DECEMBER 31, 1997...........................................     81
                                                                ---
Impact of the merger of Publicis Communication/Publicis
  S.A.......................................................    (48)
Dividends paid by subsidiaries to minority interests........    (11)
Consolidated net income for the period, minority interest...     21
Other.......................................................      1
                                                                ---
DECEMBER 31, 1998...........................................     44
                                                                ---
Dividends paid by subsidiaries to minority interests........    (13)
Consolidated net income for the period, minority interest...     20
                                                                ---
DECEMBER 31, 1999...........................................     51
                                                                ---
Dividends paid by subsidiaries to minority interests........    (14)
Consolidated net income for the period, minority interest...     31
Other.......................................................      9
                                                                ---
DECEMBER 31, 2000...........................................     77
                                                                ===

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

14. PROVISIONS FOR CONTINGENCIES AND CHARGES

                                   PENSIONS AND
                                       OTHER                                              ZENITH
                                  POST-EMPLOYMENT                CLIENT                   EQUITY    VACANT
                                     BENEFITS       LITIGATION   RISKS    RESTRUCTURING   METHOD   PROPERTY   OTHER   TOTAL
In millions of euros              ---------------   ----------   ------   -------------   ------   --------   -----   -----
DECEMBER 31, 1997...............        22              10          5          --           --         5        18      60
                                        --              --         --          --           --       ---       ---     ---
Additions.......................         1              --         --          --           --        --         7       8
Reversals and utilization.......        --              (1)        (1)         --           --        --                (2)
                                        --              --         --          --           --       ---       ---     ---
DECEMBER 31, 1998...............        23               9          4          --           --         5        25      66
                                        --              --         --          --           --       ---       ---     ---
Additions.......................         3              --         --           3           --         1        14      21
Reversals and utilization.......        --              (4)        (2)         --           --        --       (11)    (17)
                                        --              --         --          --           --       ---       ---     ---
DECEMBER 31, 1999...............        26               5          2           3           --         6        28      70
                                        --              --         --          --           --       ---       ---     ---
Impact of acquisitions..........         8               6         --          12           16        75               117
Additions.......................         5               3          6          --            3         2        16      35
Reversals and utilization.......        (4)             (1)        (2)         (5)          --        (9)      (20)    (41)
Translation and other...........         2              --         --          --           --       (10)       (4)    (12)
                                        --              --         --          --           --       ---       ---     ---
DECEMBER 31, 2000...............        37              13          6          10           19        64        20     169
                                        ==              ==         ==          ==           ==       ===       ===     ===

VACANT PROPERTY PROVISIONS

     Vacant property provisions consist primarily of a reserve recorded at Saatchi & Saatchi to cover future losses related principally to the lease contract for the building at 375 Hudson Street in New York (euros 62 million at December 31, 2000).

PROVISIONS FOR RESTRUCTURING

     Restructuring provisions represent primarily an estimate of the restructuring costs related to the acquisition of Saatchi & Saatchi (including the balance of expenses for the closing of the headquarters in New York and London).

15. BANK BORROWINGS AND OVERDRAFTS

                                                                  DECEMBER 31
                                                              --------------------
                                                              2000    1999    1998
In millions of euros                                          ----    ----    ----
Loans.......................................................  630      --      --
Obligations under capital leases............................    5      --      --
Bank overdrafts.............................................  266     212     124
                                                              ---     ---     ---
TOTAL.......................................................  901     212     124
                                                              ===     ===     ===

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

ANALYSIS BY DATE OF MATURITY

                                                                  DECEMBER 31
                                                              --------------------
                                                              2000    1999    1998
In millions of euros                                          ----    ----    ----
Due in less than one year...................................  721     212     124
Due in one to five years....................................  180      --      --
                                                              ---     ---     ---
TOTAL.......................................................  901     212     124
                                                              ===     ===     ===

ANALYSIS BY CURRENCY

                                                                  DECEMBER 31
                                                              --------------------
                                                              2000    1999    1998
In millions of euros                                          ----    ----    ----
Euros or currencies in the euro zone........................  446     158      73
U.S. dollars................................................  360       1      18
Other currencies............................................   95      53      33
                                                              ---     ---     ---
TOTAL.......................................................  901     212     124
                                                              ===     ===     ===

ANALYSIS BY TYPE OF INTEREST RATE

     The principal portion of debt is made up of loans with variable rates of interest. The average interest rate on this debt as of December 31, 2000 amounts to 6.2%.

16. INCOME TAXES

ANALYSIS OF INCOME TAX EXPENSE

                                                              2000    1999    1998
In millions of euros                                          ----    ----    ----
Current income tax expense..................................  (93)    (65)    (47)
Deferred income tax expense.................................    1      --      --
                                                              ---     ---     ---
INCOME TAX ON INCOME OF CONSOLIDATED COMPANIES..............  (92)    (65)    (47)
                                                              ===     ===     ===

     Taxes on exceptional income are not presented above. They amount to euros 4 million in 2000 and consist of income taxes on the gain on sale of investments (taxes on 1999 exceptional income: euros 7 million).

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

EFFECTIVE TAX RATE

     The effective tax rate is as follows:

                                                              2000
In millions of euros                                          -----
Income of consolidated companies before taxes, exceptional
  items and amortization of goodwill........................    264
Statutory tax rate..........................................   37.8%
Expected tax expense........................................   (100)
Impact of:
     - income of subsidiaries taxed at different rates......      5
     - income taxes at reduced rates........................     (1)
     - utilization of deferred tax assets on operating
       losses...............................................      8
     - permanent differences................................     (4)
                                                              -----
Income taxes recorded in the income statement...............    (92)
                                                              =====
Effective tax rate..........................................     35%

DEFERRED TAXES

     Deferred tax assets and liabilities are included in the following balance sheet line items:

                                                          DECEMBER 31,
                                                              2000
In millions of euros                                      ------------
Other receivables:
     - short-term portion...............................       11
     - long-term portion................................        4
                                                               --
TOTAL DEFERRED TAX ASSETS...............................       15
ACCRUED EXPENSES AND OTHER LIABILITIES:
     - short-term portion...............................       (1)
     - long-term portion................................       --
                                                               --
TOTAL DEFERRED TAX LIABILITIES..........................       (1)
                                                               --
DEFERRED TAX ASSETS, NET................................       14
                                                               ==

SOURCES OF DEFERRED TAXES

                                                          DECEMBER 31,
                                                              2000
In millions of euros                                      ------------
Deferred tax assets resulting from temporary
  differences...........................................       12
Deferred tax assets resulting from operating loss
  carryforwards.........................................        3
                                                               --
TOTAL DEFERRED TAX ASSETS...............................       15
Deferred tax liabilities resulting from temporary
  differences...........................................       (1)
                                                               --
TOTAL DEFERRED TAX LIABILITIES..........................       (1)
                                                               --
DEFERRED TAX ASSETS (LIABILITIES), NET..................       14
                                                               ==

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

17. ACCOUNTS PAYABLE

     The line "accounts payable" includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under the Sapin Law (Loi Sapin) which are included in "accrued expenses and other liabilities".

18. ACCRUED EXPENSES AND OTHER LIABILITIES

                                                          DECEMBER 31,
IN MILLIONS OF EUROS                                          2000
--------------------                                      ------------
Payables to the state.................................         108
Payables related to agency transactions...............         119
Deferred tax liabilities..............................           1
Other liabilities.....................................          79
Advances received.....................................         156
Other payables........................................         581
Deferred revenues and other liabilities...............          50
                                                             -----
TOTAL.................................................       1,094
                                                             =====

19. OFF BALANCE SHEET COMMITMENTS

                                                         GIVEN                    RECEIVED
IN MILLIONS OF EUROS                             2000    1999     1998    2000      1999      1998
--------------------                             ----    -----    ----    ----    --------    ----
Discounted notes (drafts)......................   --       1       --      --        --        --
Guarantees.....................................    4       3        4      19        12        11
Contingent value rights (CVR) on Publicis
  shares(1)....................................  199      --       --      --        --        --
Other..........................................    5      12       11       2         3         2
                                                 ---      --       --      --        --        --
TOTAL..........................................  208      16       15      21        15        13
                                                 ===      ==       ==      ==        ==        ==

---------------
(1) Publicis Groupe SA issued contingent value rights to recipients of the Publicis shares exchanged for Saatchi & Saatchi shares which guarantee the value of each Publicis share exchanged for Saatchi & Saatchi shares.

    The recipients of the contingent value rights will receive in the 60 days following the expiration of a waiting period of 18 months after the issuance of the rights, a cash sum equal to the difference, if negative, between the average Publicis share price during the 10 days preceding the expiration of the 18 month waiting period and the share price at the closing, limited to a maximum amount of euros 4.32 for each contingent value right.

    The number of contingent value rights issued at December 31, 2000 is 43,889,149 or an amount of euros 189,601 thousand. Considering the number of options remaining, this amount cannot exceed 46,096,133 or a maximum amount of euros 199,135 thousand.

20. EMPLOYEE COMPENSATION AND HEADCOUNT

     Employee compensation includes salaries, appointments, commissions, bonuses, profit sharing and paid vacation. Payroll taxes on salaries are included in general and administrative expenses.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPENSATION OF OFFICERS AND DIRECTORS

     Compensation paid to members of the Supervisory Board and the Management Board in 2000 totaled euros 0.2 million and euros 1.5 million, respectively.

HEADCOUNT

                                                                 AT DECEMBER 31,
                                                            -------------------------
                                                             2000      1999     1998
                                                            ------    ------    -----
BY GEOGRAPHIC REGION:
     - France.............................................   3,411     2,922    2,862
     - Other Europe.......................................   5,493     3,480    3,119
     - North America......................................   6,954     1,628    1,363
     - Rest of world......................................   4,482     2,332    1,365
                                                            ------    ------    -----
TOTAL.....................................................  20,340    10,362    8,709
                                                            ======    ======    =====
BY DIVISION:
     - Communication......................................  19,133     9,167    7,342
     - Other Activities...................................   1,207     1,195    1,367
                                                            ------    ------    -----
TOTAL.....................................................  20,340    10,362    8,709
                                                            ======    ======    =====

BREAK DOWN BY FUNCTION (%)
--------------------------
Sales.......................................................   45%
Creative development........................................   20%
Administration/Management...................................   20%
Production..................................................   10%
Media and Research..........................................    5%
                                                              ---
TOTAL.......................................................  100%
                                                              ===

21. OTHER OPERATING EXPENSES

     Other operating expenses represent all of the external charges other than purchases of production and media. They principally include taxes (other than income taxes) and additions to and reversals of provisions.

22. DEPRECIATION AND AMORTIZATION EXPENSE

                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
IN MILLIONS OF EUROS                                2000            1999            1998
--------------------                            ------------    ------------    ------------
Amortization expense on other intangible
  assets (excluding goodwill).................        6               2               1
Depreciation expense on property and
  equipment...................................       53              29              26
                                                     --              --              --
DEPRECIATION AND AMORTIZATION OF OTHER
  INTANGIBLE ASSETS AND PROPERTY AND
  EQUIPMENT...................................       59              31              27
Amortization of goodwill......................       33              19              13
                                                     --              --              --
TOTAL DEPRECIATION AND AMORTIZATION EXPENSE...       92              50              40
                                                     ==              ==              ==

     Amortization expense on other intangible assets for the year ended December 31, 2000 includes exceptional amortization of euros 3 million (1999: euros 4 million).

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

23. INTEREST AND DIVIDEND (EXPENSE) INCOME

IN MILLIONS OF EUROS                                          2000    1999    1998
--------------------                                          ----    ----    ----
Dividends received from non-consolidated affiliates.........    4      3        3
Other interest and dividend (expense) income, net...........  (15)     6        7
                                                              ---      --      --
TOTAL.......................................................  (11)     9       10
                                                              ===      ==      ==

24. EXCEPTIONAL INCOME, NET OF TAX

     In 2000, exceptional income consists of the gain on sale, net of tax, of a non-consolidated investment.

     In 1999, exceptional income was comprised of the gain on sale of the Drugstore Matignon in Paris, a gain on the sale of foreign real estate and a gain on the sale of a non-consolidated investment.

25. BASIC AND DILUTED EARNINGS PER SHARE

     Basic earnings per share amounted to euros 1.18 in 2000, compared to euros
0.85 per share in 1999 and euros 0.59 per share in 1998.

     The weighted average shares outstanding for the calculation of diluted earnings per share amounted to 110,454,999 shares for 2000. The corresponding diluted earnings per share was euros 1.15 in 2000, compared to euros 0.84 in 1999 and euros 0.56 in 1998.

26. SEGMENT INFORMATION

     The Company operates in one industry segment, advertising and communications. Revenues and operating results are derived from advertising and communications services provided to clients. These services include related activities such as agency services for media advertising such as press, radio and billboards and film.

     The Company evaluates performance by geographic region based on revenues, operating income and net income before amortization of goodwill and exceptional items.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

INFORMATION BY GEOGRAPHIC REGION

                                                             OTHER      NORTH     REST OF
IN MILLIONS OF EUROS                               FRANCE    EUROPE    AMERICA     WORLD     TOTAL
--------------------                               ------    ------    -------    -------    -----
2000
Revenues.........................................   342       536        688        204      1,770
Operating income.................................    72        97         83         23        275
Net income after tax, Group interest*............    38        58         46          9        151
Goodwill, property and equipment and intangible
  assets, net....................................    85       172        818        139      1,214
1999
Revenues.........................................   294       408        214        126      1,042
Operating income.................................    45        76         21         14        156
Net income after tax, Group interest*............    24        36         18          4         82
Goodwill, property, plant and equipment and
  intangible assets, net.........................    72       106        116         86        380
1998
Revenues.........................................   274       357        154         66        851
Operating income.................................    33        66         15          1        115
Net income after tax, Group interest*............    18        27         13         --         58
Goodwill, property, plant and equipment and
  intangible assets, net.........................    70        89        113         39        311

---------------

* before amortization of goodwill and exceptional income

27. STOCK OPTION PLANS

PUBLICIS OPTIONS

     As a result of the merger of Publicis Communication and Publicis Groupe S.A. on December 11, 1998, 62,397 stock options previously authorized and granted by Publicis Communication were assumed by Publicis Groupe S.A. and converted into 935,960 new stock options to subscribe to Publicis Groupe S.A. shares at euros 0.40.

     A last tranche of options was granted on September 7, 2000 in connection with the authorization given by the Board of Directors in the August 29, 2000 meeting.

     The recipients have the right to exercise the options for a period of 10 years.

     During the year ended December 31, 2000, 70,710 options were exercised resulting in an increase in share capital, including additional paid-in capital, of euros 0.4 million.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     At December 31, 2000, options remaining to be exercised were as follows:

                                                          NUMBER OF OPTIONS
                                                           REMAINING TO BE    EXERCISE PRICE   EXPIRATION
SHARES FRANCS 2.50 PAR VALUE              GRANT DATE          EXERCISED          (EUROS)          DATE
----------------------------           -----------------  -----------------   --------------   ----------
  Second tranche.....................  February 20, 1992        17,700              7.2           2002
  Third tranche......................  December 15, 1992        25,450              6.9           2002
  Fourth tranche.....................   March 22, 1994          28,760              6.4           2004
  Fifth tranche......................   March 30, 1995          93,970              6.6           2005
  Sixth tranche......................   April 26, 1996          87,260              4.9           2006
  Seventh tranche....................   March 20, 1997          75,960              5.6           2007
  Eighth tranche.....................   March 11, 1998          66,000              8.7           2008
  Ninth tranche......................  November 4, 1998        331,500             10.2           2008
  Tenth tranche......................  September 7, 2000       100,000             43.5           2010
                                                               -------
TOTAL TRANCHES.......................                          826,600
                                                               =======

SAATCHI & SAATCHI OPTIONS

     Several stock option plans were put in place by Saatchi & Saatchi prior to the acquisition. These plans involve several plan execution criteria for the grant of options. At the time of the merger with Publicis Groupe SA, these plans were simplified and the maximum number of options that could be granted were granted.

     Two types of options remain:

     - those to be issued in connection with the Equity Participation Plan ("EPP") and for which the exercise price was paid at the grant date. No additional payment will be made at the date of exercise of the options and

     - those to be issued related to other plans and for which the exercise price must be paid at the date of exercise of the options.

     In these two cases, the beneficiaries will receive Saatchi & Saatchi shares upon exercise of their options. These shares will be exchanged for new shares of Publicis Groupe SA based on a rate of 18.252 Publicis Groupe SA shares for 100 Saatchi & Saatchi shares (or the ratio applied at the time of the public exchange offer).

     The number of options that can be exercised under the two plans, converted for simplification purposes into Publicis shares at a rate of 0.18252, is as follows:

                                                         EQUITY           OTHER
                                                   PARTICIPATION PLAN     PLANS       TOTAL
                                                   ------------------   ---------   ---------
-Remaining to be exercised at the merger date....      2,044,928        2,208,579   4,253,507
-Exercised between September 8 and
  December 31, 2000..............................      1,344,435        1,307,824   2,652,259
-Forfeited between September 8 and
  December 31, 2000..............................              0            5,475       5,475
                                                       ---------        ---------   ---------
-Remaining to be exercised at December 31,
  2000...........................................        700,493          895,280   1,595,773
                                                       =========        =========   =========

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     The timetable for the exercise of the remaining options is as follows:

                                                       EQUITY           OTHER
                                                 PARTICIPATION PLAN     PLANS       TOTAL
                                                 ------------------    -------    ---------
Can be exercised:
     - Immediately.............................       601,932          649,335    1,251,267
     - In 2001.................................        98,561          147,385      245,946
     - In 2002.................................             0           78,483       78,483
     - In 2003.................................             0           20,077       20,077
                                                      -------          -------    ---------
TOTAL..........................................       700,493          895,280    1,595,773
                                                      =======          =======    =========

     The weighted average exercise price of options (per Publicis share) for plans other than the EPP is established at L1.24/0.18252 X 1.60 = 10.87 euros.

28. LIST OF CONSOLIDATED ENTITIES AT DECEMBER 31, 2000

A - CONSOLIDATED ENTITIES

  1 - Communications

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
PUBLICIS GROUPE S.A. .........             Parent                  France                  Paris
PUBLICIS WORLDWIDE............     100,00  Finance                 Netherlands             Amsterdam
Publicis USA Holdings.........     100,00  Finance                 United States           New York
Publicis......................     100,00  Advertising             United States           San Francisco, Seattle, Salt Lake
                                                                                           City, Boise, Dallas, Indianapolis,
                                                                                           Los Angeles, Chicago, New York
Publicis Hal Riney............     100,00  Advertising             United States           San Francisco, Atlanta, New York
Burrell Communications........      49,00  Advertising             United States           Chicago
Publicis Dialog...............     100,00  Advertising             United States           San Francisco, Seattle, Salt Lake
                                                                                           City, Dallas, Indianapolis,
                                                                                           Chicago, New York
Nelson Communications.........     100,00  Advertising             United States           New York
Frankel.......................     100,00  Advertising             United States           Chicago
Fallon........................     100,00  Advertising             United States           Minneapolis
Optimedia USA.................     100,00  Media                   United States           New York
Winner & Associates...........      60,00  Advertising             United States           Los Angeles
Publicis BCP..................      70,00  Advertising             Canada                  Montreal
Publicis SMW..................      87,09  Advertising             Canada                  Toronto
Optimedia.....................      95,53  Advertising             Canada                  Montreal, Toronto
Ove...........................      70,00  Advertising             Canada                  Montreal
Publicis Dialog...............      94,87  Advertising             Canada                  Montreal, Toronto
Touch.........................     100,00  Advertising             Canada                  Montreal
Goodhue.......................      70,00  Advertising             Canada                  Montreal
Publicis Capurro..............      85,00  Advertising             Argentina               Buenos Aires
Publicis Dialog...............      80,00  Advertising             Argentina               Buenos Aires
Optimedia.....................     100,00  Media                   Argentina               Buenos Aires
Publicis Norton...............      60,00  Advertising             Brazil                  Sao Paulo, Brasilia, Porto Alegre,
                                                                                           Rio de Janeiro
Publicis Unitros..............      60,00  Advertising             Chile                   Santiago

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
Publicis CB...................      60,00  Advertising             Colombia                Bogota
Publicis Romero...............      51,00  Advertising             Mexico                  Mexico City
Optimedia.....................      60,00  Media                   Mexico                  Mexico City
Publicis Dialog...............      56,00  Advertising             Mexico                  Mexico City
Publicis Asociados............      60,00  Advertising             Peru                    Lima
Publicis 67...................      60,00  Advertising             Venezuela               Caracas
Publicis Communication........     100,00  Advertising             Australia               Brisbane, Melbourne, Sydney
Echo Direct...................     100,00  Advertising             Australia               Sydney
Optimedia.....................     100,00  Advertising             Australia               Sydney
Publicis Mojo.................     100,00  Advertising             New Zealand             Auckland
Optimedia.....................     100,00  Advertising             New Zealand             Auckland
RaingerDirect.................      75,00  Advertising             New Zealand             Auckland
Publicis Ad Link..............      60,00  Advertising             China, Hong Kong        Peking, Hong Kong, Shanghai,
                                                                                           Canton, Chengdu
Publicis Welcomm..............      60,00  Advertising             Korea                   Seoul
Publicis Zen..................      60,00  Advertising             India                   Mumbai
Publicis Inovasi..............      89,70  Advertising             Indonesia               Dakarta
Publicis......................     100,00  Advertising             Japan                   Tokyo
Publicis Wet Desert...........      70,00  Advertising             Malaysia                Kuala Lumpur
Publicis Pakistan.............      60,00  Advertising             Pakistan                Lashore
Basic.........................      65,63  Advertising             Philippines             Manila
Publicis Philippines..........      65,63  Advertising             Philippines             Manila
Publicis Ama..................      60,00  Advertising             Philippines             Manila
Publicis Asia Pacific.........     100,00  Finance                 Singapore               Singapore
FCA...........................     100,00  Advertising             Singapore               Singapore
Publicis Eureka...............      60,00  Advertising             Singapore               Singapore
Publicis Taiwan...............     100,00  Advertising             Taiwan                  Taipei
Publicis Prakit...............      50,00  Advertising             Thailand                Bangkok
Publicis Cape Town............      84,30  Advertising             South Africa            Le Cap
Publicis Johannesburg.........     100,00  Advertising             South Africa            Johannesburg
Publicis Maroc................     100,00  Advertising             Morocco                 Casablanca
Publicis Ariely...............      82,00  Advertising             Israel                  Tel Aviv
Ab Data.......................      70,00  Advertising             Israel                  Tel Aviv
Super Push....................      56,00  Advertising             Israel                  Tel Aviv
Publicis Graphics.............      60,00  Advertising             Lebanon, Jordan,        Beirut, Amman, Bahrain, Cairo,
                                                                   Bahrain, Egypt, EAU,    Dubai, Jeddah, Riyad, Kuwait,
                                                                   Saudi Arabia, Kuwait,   Istanbul
                                                                   Turkey
Publicis Communication........     100,00  Finance                 Germany                 Dusseldorf
FCA! BMZ......................     100,00  Advertising             Germany                 Dusseldorf
Prorepro......................     100,00  Advertising             Germany                 Dusseldorf
More Sales....................      84,80  Advertising             Germany                 Dusseldorf
More Media....................      90,50  Media                   Germany                 Dusseldorf
Publicis......................     100,00  Advertising             Germany                 Frankfurt
Mundocom......................     100,00  Advertising             Germany                 Frankfurt
Publicis Service Germany......     100,00  Advertising             Germany                 Frankfurt
Optimedia.....................     100,00  Media                   Germany                 Dusseldorf
Publicis Dialog...............      90,05  Advertising             Germany                 Hamburg

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
Publicis Vital................     100,00  Advertising             Germany                 Frankfurt
Publicis Lenze................      90,20  Advertising             Germany                 Cologne
Hiel..........................     100,00  Advertising             Germany                 Munich
ADF DTP und Datenmanagement...      51,00  Advertising             Germany                 Frankfurt
Publicis MCD..................     100,00  Advertising             Germany                 Erlangen, Munich
More Media Munich.............     100,00  Advertising             Germany                 Munich
Contur........................     100,00  Advertising             Germany                 Friedrichsdorf
Publicis Berlin...............      51,00  Advertising             Germany                 Berlin
Publicis Networks.............      90,50  Advertising             Germany                 Dusseldorf
Boebel Adam...................      90,50  Advertising             Germany                 Frankfurt
Publicis......................     100,00  Advertising             Austria                 Vienna
Publicis Media................     100,00  Advertising             Austria                 Vienna
Publicis......................     100,00  Advertising             Belgium                 Brussels
Publicis......................     100,00  Advertising             Croatia                 Zagreb
Publicis......................      80,00  Advertising             Denmark                 Copenhagen
Publicis......................     100,00  Advertising             Spain                   Madrid, Barcelona, Seville,
                                                                                           Valencia, Alicante
Publicis Casadevall y
  Pedreno.....................      85,00  Advertising             Spain                   Barcelona, Madrid
Optimedia.....................      98,00  Media                   Spain                   Madrid
FCA/BMZ.......................     100,00  Advertising             Spain                   Madrid, Barcelona, Seville
Publicis Dialog...............     100,00  Advertising             Spain                   Madrid
Publicis International Oy.....      64,72  Advertising             Finland                 Helsinki
Publicis Dialog...............      51,00  Advertising             Finland                 Helsinki
Publicis Marche...............     100,00  Advertising             Finland                 Helsinki
Publicis Torma................     100,00  Advertising             Finland                 Helsinki
Multi Market Services.........     100,00  Finance                 United Kingdom          London
Publicis......................     100,00  Advertising             United Kingdom          London
Mundocom......................     100,00  Advertising             United Kingdom          London
Optimedia.....................     100,00  Advertising             United Kingdom          London
FCA!..........................     100,00  Advertising             United Kingdom          London
Publicis Networks.............     100,00  Advertising             United Kingdom          London
Publicis Dialog...............     100,00  Advertising             United Kingdom          London
Publicis Blue Print...........     100,00  Advertising             United Kingdom          London
Publicis......................     100,00  Advertising             Greece                  Athens
Publicis......................     100,00  Advertising             Hungary                 Budapest
Publicis......................     100,00  Advertising             Italy                   Milan, Rome
FCA! BMZ......................     100,00  Advertising             Italy                   Milan
Optimedia.....................     100,00  Advertising             Italy                   Milan
Carmi & Ubertis Design........      80,00  Advertising             Italy                   Milan
GGA...........................     100,00  Advertising             Italy                   Milan
Publicis......................     100,00  Finance                 Norway                  Oslo
FCA! Amsterdam................     100,00  Advertising             Netherlands             Amsterdam
FCA! Retail...................      57,00  Advertising             Netherlands             Amsterdam
Compasso......................      77,00  Advertising             Netherlands             Amsterdam
Change The Script.............      51,00  Advertising             Netherlands             Amsterdam
Overad........................     100,00  Finance                 Netherlands             Amsterdam
Overad Property...............     100,00  Finance                 Netherlands             Amsterdam

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
Publicis......................     100,00  Advertising             Netherlands             Amsterdam
AMI...........................      51,00  Advertising             Netherlands             Amsterdam
Mundocom A.A.C. ..............      75,00  Advertising             Netherlands             Amsterdam, Eindhoven
Kern Habbema & Yap............      87,10  Advertising             Netherlands             Amsterdam
Bruggenwirth, Mass &
  Boswinkel...................     100,00  Advertising             Netherlands             Amsterdam
Optimedia Netherlands.........     100,00  Advertising             Netherlands             Amsterdam
Focus Netherlands.............      60,20  Advertising             Netherlands             Amsterdam
Publicis......................      85,00  Advertising             Poland                  Warsaw
Publicis......................      90,00  Advertising             Portugal                Lisbon
BMZ/Park......................      56,44  Advertising             Portugal                Lisbon
Optimedia.....................      93,00  Media                   Portugal                Lisbon
Publicis......................      60,00  Advertising             Czech Republic          Prague
Publicis Knut.................      60,00  Advertising             Slovakia                Bratislava
Publicis Etoiles..............     100,00  Finance                 Sweden                  Stockholm
Publicis Welinder.............      73,00  Advertising             Sweden                  Stockholm
Publicis Zurich...............      90,00  Advertising             Switzerland             Zurich
Publicis Lausanne.............     100,00  Advertising             Switzerland             Lausanne
Publicis Consultants..........      51,00  Advertising             Switzerland             Zurich
PUBLICIS CONSEIL..............      99,61  Consulting              France                  Paris
FCA! B.M.Z....................     100,00  Advertising             France                  Paris
Loeb et Associes..............      55,00  Advertising             France                  Paris
Publicis EtNous...............      52,72  Advertising             France                  Paris
Mundocom......................     100,00  Advertising             France                  Paris
Publicis Dialog...............     100,00  Advertising             France                  Paris
Directis......................      60,00  Advertising             France                  Paris
Parti Print...................      90,00  Advertising             France                  Paris
Valeur Source.................     100,00  Advertising             France                  Paris
Media System..................      94,96  Advertising             France                  Paris
Guillaume Tell................      75,01  Advertising             France                  Paris
Verbe.........................      99,86  Advertising             France                  Paris
Verbe Consumer................      64,89  Advertising             France                  Paris
GES...........................     100,00  Advertising             France                  Paris
GEM...........................     100,00  Advertising             Switzerland             Cologny
Nephtalie Travel..............     100,00  Advertising             France                  Paris
Motivom.......................      74,50  Advertising             France                  Paris
Publicis Hourra...............      99,93  Advertising             France                  Lille
Publicis Cachemire............      70,18  Advertising             France                  Lyon, Clermont-Ferrand
Implication...................      75,00  Advertising             France                  Lyon
Publicis Mediterranee.........     100,00  Advertising             France                  Marseille
Publicis Soleil...............     100,00  Advertising             France                  Toulouse, Montpellier
Publicis Grand Angle..........      99,75  Advertising             France                  Brest, Nantes, Rennes
Publicis Koufra...............      87,76  Advertising             France                  Nancy, Dijon, Strasbourg
Publicis Atlantique...........     100,00  Advertising             France                  Bordeaux
Publicis Racines..............     100,00  Advertising             France                  Tours
Paname........................      89,76  Advertising             France                  Paris
Champs Medias.................      99,80  Advertising             France                  Paris

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
Publicis Wellcare.............      70,00  Advertising             France                  Paris
Signe.........................     100,00  Advertising             France                  Nancy
Haubtmann.....................     100,00  Advertising             France                  Nancy
Sirius Participations.........     100,00  Advertising             France                  Paris
Sirius SA.....................     100,00  Advertising             France                  Paris
Synthese......................     100,00  Advertising             France                  Paris
2eme Communication............      51,00  Advertising             France                  Lyon
O' de Formes..................      88,00  Advertising             France                  Lyon
WAM...........................      99,68  Advertising             France                  Paris
PUBLICIS CENTRE MEDIA.........     100,00  Media                   France                  Paris
Credome.......................     100,00  Studies and research    France                  Paris
PUBLICIS CONSULTANTS..........     100,00  Advertising             France                  Paris
Publicis Consultants..........      90,00  Advertising             Netherlands             Amsterdam
Publicis Consultants..........     100,00  Advertising             Belgium                 Brussels
Agence de Com.................     100,00  Advertising             France                  Paris
Publicis Design...............      77,00  Advertising             France                  Paris
Solange Stricker..............     100,00  Advertising             France                  Paris
Finincom......................     100,00  Advertising             France                  Paris
Publicis Technology...........     100,00  Interactive             France                  Paris
PUBLICIS NET..................     100,00  Finance                 USA                     Dallas
Publicis e-brand..............      87,00  Interactive             France                  Paris
Net.Intelligenz...............      51,00  Interactive             France                  Paris
Publicis Networks.............      75,00  Interactive             France                  Paris
Institutional Design..........      75,00  Interactive             France                  Paris
SAATCHI & SAATCHI plc.........     100,00  Finance                 United Kingdom          London
S&S North America Inc. .......     100,00  Advertising             United States           New York
Klemtner Advertising Inc. ....     100,00  Advertising             United States           New York
Rowland Worldwide Inc. .......     100,00  Advertising             United States           New York
Rowland -- Rochester (SSBC)...     100,00  Advertising             United States           New York
Conill Advertising Inc. ......     100,00  Advertising             United States           New York
Nazca Miami -- Puerto Rico....      75,00  Advertising             United States           Miami
SSA Canada....................     100,00  Advertising             Canada                  Toronto
Taylor Tarpay.................     100,00  Advertising             Canada                  Toronto
Badillo Nazca S&S Inc. .......      75,00  Advertising             Puerto Rico             San Juan
S&S Argentina.................      51,00  Advertising             Argentina               Buenos Aires
Finance Nazca Publicidade
  Brazil......................      70,00  Advertising             Brazil                  Sao Paulo
S&S Advertising Mexico Ltd....      75,00  Advertising             Mexico                  Mexico City
S&S Advertising Pty Ltd.......     100,00  Advertising             Australia               Sydney
S&S New Zealand...............     100,00  Advertising             New Zealand             Wellington
S&S Great Wall Advertising Co
  Ltd.........................      51,00  Advertising             China                   Beijing
S&S Hong Kong.................     100,00  Advertising             China                   Hong Kong
Zenith Taiwan.................     100,00  Media                   China                   Hong Kong
S&S India.....................      80,00  Advertising             India                   Mumbai
S&S Japan KK..................      66,67  Advertising             Japan                   Tokyo
S&S Malaysia..................      80,00  Advertising             Malaysia                Petaling Jaya
S&S Singapore.................     100,00  Advertising             Singapore               Singapore

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
S&S Taiwan....................     100,00  Advertising             Taiwan                  Taipei
S&S Thailand..................      51,00  Advertising             Thailand                Bangkok
Zenith Thailand...............      51,00  Media                   Thailand                Bangkok
S&S Vietnam...................      70,00  Advertising             Vietnam                 Ho Chi Minh City
S&S Saudi Arabia..............     100,00  Advertising             Saudi Arabia            Riyad
S&S Dubai.....................     100,00  Advertising             Dubai                   Dubai
S&S Egypt.....................     100,00  Advertising             Egypt                   Cairo
S&S Germany...................     100,00  Advertising             Germany                 Frankfurt
Dialog-Team Marketing.........      51,00  Advertising             Germany                 Frankfurt
S&S Austria...................     100,00  Advertising             Austria                 Vienna
S&S Belgium NV. ..............      99,99  Advertising             Belgium                 Brussels
S&S Denmark A/S...............     100,00  Advertising             Denmark                 Copenhagen
S&S Madrid....................     100,00  Advertising             Spain                   Madrid
S&S France SA.................     100,00  Advertising             France                  Paris
Albemarle Marketing Research
  Ltd. .......................     100,00  Studies and research    United Kingdom          London
The Facilities Group Ltd......      70,00  Advertising             United Kingdom          London
S&S Group Ltd. ...............     100,00  Advertising             United Kingdom          London
S&S Hungary...................     100,00  Advertising             Hungary                 Budapest
S&S Italy.....................     100,00  Advertising             Italy                   Rome, Milan
Rowland Italy.................     100,00  Advertising             Italy                   Milan
S&S Healthcare Italy..........     100,00  Advertising             Italy                   Rome, Milan
S&S Holland...................     100,00  Advertising             Netherlands             Amstelveen
S&S Poland....................     100,00  Advertising             Poland                  Warsaw
S&S Portugal..................     100,00  Advertising             Portugal                Lisbon
Rowland -- Switzerland
  (SSBC)......................     100,00  Advertising             Switzerland             Geneva

  2 - Medias & Regies Europe

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
MEDIAS et REGIES EUROPE.......     100,00  Press Media Sales       France                  Paris
Le Monde Publicite............      49,00  Press Media Sales       France                  Paris
I-Regie.com...................      96,00  Press Media Sales       France                  Paris
Regiscope.....................      49,00  Press Media Sales       France                  Paris
Espaces Liberation............      49,00  Press Media Sales       France                  Paris
Profil 18/30..................      50,00  Press Media Sales       France                  Paris
Consumer Media................      50,00  Press Media Sales       France                  Paris
Media & Regies Interactive....     100,00  Internet Media Sales    France                  Paris
Metrobus......................     100,00  Billboard Media Sales   France                  Paris
A Nous Paris..................      55,00  Press                   France                  Paris
Sodex.........................     100,00  Billboard Media Sales   France                  Paris
France Index..................     100,00  Billboard Media Sales   France                  Paris
Publisistemas.................     100,00  Billboard Media Sales   Spain                   Madrid
Mediavision...................      66,63  Cinema Sales            France                  Paris
Intervoz......................      95,00  Radio Media Sales       Portugal                Lisbon
Publex........................      50,00  Billboards              Netherlands             Amsterdam

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
V.K.M. .......................      50,00  Billboard Media Sales   Netherlands             Amsterdam
REGIE 1.......................      50,00  Radio Media Sales       France                  Paris

  3 - Other activities

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
Drugstore Champs Elysees......     100,00  Distribution            France                  Paris
Groupe Publicis Services......     100,00  Services                France                  Paris
Farner Publicis Holding.......     100,00  Finance                 Switzerland             Zurich

B - COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

COMPANY NAME                    % CONTROL         ACTIVITY                COUNTRY                         CITY
------------                    ---------  ----------------------  ----------------------  ----------------------------------
Zenith Media..................      50,00  Media                   United Kingdom          London
Somupi........................      34,00  Billboard               France                  Paris
Sopact........................      49,00  Billboard               France                  Paris
TCS Portugal..................      35,00  Billboard               Portugal                Lisbon
Metromatic....................      50,00  Promotion               Spain                   Madrid
Promometro....................      34,00  Promotion               France                  Paris

29. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE AND THE UNITED STATES

     The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in France ("French GAAP") which differ from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Group are summarized below:

ACCOUNTING FOR THE BUSINESS COMBINATION WITH SAATCHI & SAATCHI

     Under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the derogatory method under article 215 of rule 99-02 of the Comite de la Reglementation Comptable (CRC) as follows:

     - Assets and liabilities are recorded at historical cost less accumulated depreciation at the combination date;

     - The results and cash flows are combined from the acquisition date to year-end;

     The derogatory method is similar to the pooling of interests method under U.S. GAAP, except that results and cash flows are combined only from the acquisition date to the end of the period.

     Under U.S. GAAP, this acquisition does not qualify to be accounted for as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Publicis Groupe S.A. being the acquiror on September 8, 2000. This gives rise to a number of differences as follows:

  Intangible fixed assets

     Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets with the fair value of the consideration, including associated transaction costs. Such goodwill is being amortized over 40 years for the purposes of the reconciliation below. Other intangible fixed assets, which comprise principally trade names and major client relationships are amortized over 7 to 40 years for purposes of the reconciliation below.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

  Contingent Value Rights

     In connection with the acquisition of Saatchi & Saatchi, the Company issued contingent value rights (CVRs) to the former shareholders of Saatchi & Saatchi. Each CVR represents a right to receive a cash payment if the market price of Publicis shares 18 months after the acquisition date is below its level at the acquisition date, limited to a maximum payment per CVR of 10% of the market price at the acquisition date. The CVRs are actively traded on Euronext Paris. The market price of the CVRs may fluctuate significantly over the 18 month period. However, the amount ultimately paid by the Company will be determined by the market price at the end of the 18 month period in March 2002.

     Under French GAAP, the CVRs are considered to be an off-balance sheet commitment which is disclosed in the financial statements.

     Under U.S. GAAP, the fair value of the CVRs at the acquisition date is included in the cost of acquisition and reflected as a liability in purchase accounting. Subsequent changes in the fair value of the CVRs are adjusted through earnings.

  Stock options

     In connection with the acquisition of Saatchi & Saatchi, the Company agreed to exchange Publicis shares for Saatchi & Saatchi shares obtained through the exercise of the outstanding stock options of Saatchi & Saatchi at the acquisition date.

     Under French GAAP, stock options are not recorded in shareholder's equity until they are exercised.

     For U.S. GAAP purposes the Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," FASB Statement No. 123, "Accounting for Stock-Based Compensation," and related interpretations. To the extent options are granted by the acquiring company for outstanding vested options or options that vest upon change in control of the target company, the fair value of the new options is included as part of the purchase price and allocated to the assets acquired. The fair value of options exchanged for outstanding unvested options is also included as part of the purchase price and a portion of the unvested options intrinsic value is allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of unearned compensation cost is deducted from the fair value of the options in determining the allocation of the purchase price.

BUSINESS COMBINATIONS

  Accounting for goodwill

     Under French GAAP, goodwill is generally capitalized and amortized over its estimated useful life. However, goodwill arising from an acquisition completed in 1993 paid for by issuing new shares was written off through shareholders' equity under previous French accounting guidance.

     Under U.S. GAAP, goodwill is capitalized and amortized over its estimated useful life, not exceeding 40 years.

  Accounting for compensation arrangements

     In the French financial statements, certain compensation arrangements with employees of acquired companies have been recorded as additional purchase price in purchase accounting.

     Under U.S. GAAP, to the extent that the compensation is related to continuing employment with the Group, it is recorded as compensation expense in the periods in which it is earned.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

STOCK COMPENSATION

     Under French GAAP stock options are recorded in common stock and additional paid-in capital when the options are exercised.

     Under U.S. GAAP, the Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," FASB Statement No. 123, "Accounting for Stock-Based Compensation," and related interpretations. When stock options are granted to employees, directors, consultants or non-employees with an exercise price inferior to the fair value of the underlying shares at the date of grant, the resulting premium is immediately reflected in shareholders' equity. This premium is offset in shareholders' equity by an equivalent deferred compensation amount. Therefore, there is no impact on total shareholders' equity. The deferred compensation amount is amortized as compensation expense in the income statement over the vesting period of the options.

VALUATION OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES

     In accordance with French regulations, the Group's policy is to value marketable securities, on a portfolio basis, at the lower of aggregate cost and market value. Investment securities are stated at cost and an allowance is recorded when recoverable value, based upon management's analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the estimated recoverable value of the investment increases. Unrealized gains on marketable securities and investment securities are not recognized, and, in general, the market value of publicly traded marketable securities and investment securities is determined based on the average quotations for the month preceding the end of the year.

     Under U.S. GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company's cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). All Publicis' investment and marketable securities are considered to be available-for-sale and reflected at market value on the closing date on the face of the balance sheet. All unrealized gains and unrealized losses that are temporary are recorded as a separate component of shareholders' equity. Unrealized losses which are other than temporary are charged to income and any write-down is considered permanent.

ACCOUNTING FOR PROVISIONS

     Under U.S. GAAP, provisions for loss contingencies are recorded if available information indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated.

     Certain provisions recorded in the French financial statements do not qualify as provisions for loss contingencies under U.S. GAAP.

FOREIGN CURRENCY TRANSLATION

     For purposes of the French financial statements through December 31, 1999, the Group converted the income statement into euros at year-end exchange rates.

     Under U.S. GAAP, income statement amounts in foreign currencies are converted at average exchange rates for the year.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     Following the Saatchi & Saatchi acquisition and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2000 and December 31, 1999 are as follows:

                                                               DECEMBER 31,
                                                              --------------
                                                              2000     1999
(IN MILLIONS)                                                   E        E
-------------                                                 -----    -----
ASSETS
Goodwill, net...............................................  2,297      283
Intangible assets, net......................................  1,353       20
Property and equipment, net.................................    342      129
Deferred income taxes.......................................      4       --
Investments and other financial assets, net.................     60       28
Investments accounted for by the equity method..............      7        7
                                                              -----    -----
TOTAL NON-CURRENT ASSETS, NET...............................  4,063      467
Inventory and costs billable to clients.....................    129       49
Accounts receivable.........................................  1,770    1,002
Other receivables...........................................    384      241
Deferred income taxes.......................................     11        7
Marketable securities.......................................    314      284
Cash and cash equivalents...................................    429      273
                                                              -----    -----
CURRENT ASSETS..............................................  3,037    1,856
                                                              -----    -----
TOTAL ASSETS................................................  7,100    2,323
                                                              =====    =====

                                                               DECEMBER 31,
                                                              --------------
                                                              2000     1999
(IN MILLIONS)                                                   E        E
-------------                                                 -----    -----
LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock...............................................     53       36
Additional paid-in capital..................................  2,322      117
Retained earnings...........................................    167      346
Treasury stock..............................................    (34)     (71)
Accumulated other comprehensive income......................    114      152
                                                              -----    -----
SHAREHOLDERS' EQUITY........................................  2,622      580
Minority interests..........................................     77       51
Long-term debt and capital lease obligations, less current
  portion...................................................    184       --
Deferred income taxes.......................................    576       35
Provisions for contingencies and charges....................    240       40

Current portion of long-term debt and capital lease
  obligations...............................................    451       --
Short-term borrowings and overdrafts........................    266      217
Accounts payable............................................  1,590      872
Accrued expenses and other liabilities......................  1,094      528
                                                              -----    -----
CURRENT LIABILITIES.........................................  3,401    1,617
                                                              -----    -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  7,100    2,323
                                                              =====    =====

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     The components of shareholders' equity for U.S. GAAP purposes as of December 31, 2000 and 1999 are as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                              2000       1999
(IN MILLIONS)                                                   E         E
-------------                                                 -----      ----
Share capital...............................................     53       36
Additional paid-in capital..................................  2,322      117
Retained earnings...........................................    167      346
Treasury stock..............................................    (34)     (71)
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Unrealized gains on securities..............................    156      151
Foreign currency translation adjustment.....................    (42)       1
ACCUMULATED OTHER COMPREHENSIVE INCOME:.....................    114      152
                                                              -----      ---
Total shareholders' equity as adjusted for U.S. GAAP........  2,622      580
                                                              =====      ===

RECONCILIATION OF NET INCOME AND COMPREHENSIVE INCOME TO U.S. GAAP

     Under U.S. GAAP, Publicis has adopted SFAS 130, Reporting Comprehensive Income. Statement 130 establishes standards for reporting and displaying comprehensive income and its components; however, the adoption of this Statement has no impact on net income or shareholders' equity. Statement 130 requires unrealized gains or losses on available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity to be included in other comprehensive income.

     Comprehensive income is reported in the reconciliation table of net income to U.S. GAAP and in the components of shareholders' equity for U.S. GAAP purposes.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     The following is a reconciliation of net income as reported in the consolidated statements of income to net income and comprehensive income as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2000 and 1999:

                                                               DECEMBER 31,
                                                              --------------
                                                              2000     1999
(in millions, except per share data)                            E        E
------------------------------------                          -----    -----
Net income as reported in the consolidated statement of
  income....................................................    128       74
Adjustments to conform to U.S. GAAP
Amortization expense on goodwill written-off to equity......     (1)      (1)
Compensation arrangements...................................     (4)      --
Accounting for provisions...................................    (17)       2
Foreign currency translation................................     --       (2)
                                                              -----    -----
                                                                106       73

Adjustments related to the business combination with Saatchi
  & Saatchi:
Amortization expense on tangible assets, intangible assets
  and goodwill -- Saatchi & Saatchi.........................    (32)      --
Contingent value rights.....................................    (46)      --
Stock compensation -- Saatchi & Saatchi.....................     (3)      --
                                                              -----    -----
Total adjustments -- Saatchi & Saatchi......................    (81)      --
Tax effect of above adjustments.............................      9       --
                                                              -----    -----

Net income as adjusted for U.S. GAAP........................     34       73
                                                              =====    =====

Earnings per share as adjusted for U.S. GAAP
     - Basic................................................  E0.31    E0.84
     - Fully diluted........................................  E0.31    E0.83

Net income as adjusted for U.S. GAAP........................     34       73
Other comprehensive income
Unrealized gains on available for sale securities...........      6       81
Foreign currency translation adjustment.....................    (43)      (2)
                                                              -----    -----
Comprehensive (loss) income.................................     (3)     152
Income tax effect on comprehensive income...................      1      (15)
                                                              -----    -----
Comprehensive (loss) income, net of tax.....................     (2)     137
                                                              =====    =====

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered as operating expenses under U.S. GAAP. The consolidated statement of income prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

                                                               DECEMBER 31,
                                                              --------------
In millions of euros                                          2000     1999
--------------------                                          ----     -----
REVENUES....................................................  1,770    1,042
Salaries and related expenses...............................   (991)    (576)
Office and general expenses.................................   (470)    (291)
Depreciation and amortization...............................   (124)     (51)
Other operating income......................................     --       14

OPERATING INCOME............................................    185      138

Interest (expense) income, net..............................    (11)       9
Other income (expense), net.................................    (31)      10
                                                              -----    -----
Income before income taxes..................................    143      157
Income taxes................................................    (83)     (65)
                                                              -----    -----
Income after income taxes...................................     60       92
Equity in net income of non-consolidated companies..........      5        2
Minority interests..........................................    (31)     (21)
                                                              -----    -----
NET INCOME..................................................     34       73
                                                              =====    =====

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

RECONCILIATION OF SHAREHOLDERS' EQUITY TO U.S. GAAP

     The following is a reconciliation of shareholders' equity as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP as of December 31, 2000 and 1999:

                                                                 AS OF
                                                              DECEMBER 31,
                                                              ------------
                                                              2000    1999
(IN MILLIONS)                                                   E      E
-------------                                                 -----   ----
Shareholders' equity as reported in the consolidated balance
  sheet.....................................................    299   345
Adjustments to conform to U.S. GAAP
Goodwill written-off to equity, gross.......................     54    54
Accumulated amortization on goodwill written-off to
  equity....................................................     (9)   (8)
Compensation arrangements...................................     (4)   --
Valuation of marketable securities..........................    192   186
Accounting for provisions...................................     13    30
Other.......................................................     --     8
                                                              -----   ---
                                                                545   615

Adjustments related to the business combination with Saatchi
  & Saatchi:
Saatchi & Saatchi business combinations recorded as a
  purchase under U.S. GAAP..................................  2,016    --
Contingent value rights.....................................    (46)   --
Stock options -- Saatchi & Saatchi..........................    152    --
                                                              -----   ---
Total adjustments -- Saatchi & Saatchi......................  2,122    --

Tax effect of above adjustments.............................    (45)  (35)
                                                              -----   ---
Shareholders' equity as adjusted for U.S. GAAP..............  2,622   580
                                                              =====   ===

RECENT ACCOUNTING PRONOUNCEMENTS

  Derivatives

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The standard, as amended by Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as "FAS 133"), is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

     The Company will adopt FAS 133 on January 1, 2001. As the use of derivative financial instruments by the Company is limited, the impact of the adoption of FAS 133 on the consolidated financial statements of the Company is not expected to be material.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

OTHER U.S. GAAP DISCLOSURES

  Consolidated statement of cash flows

     The consolidated statement of cash flows prepared under French GAAP presents substantially the same information as that required under U.S. GAAP but they differ with regard to the classification of items within them and as regards the definition of net cash under French GAAP and cash and cash equivalents under U.S. GAAP.

     A reconciliation of cash under French GAAP to cash and cash equivalents under U.S. GAAP is presented as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              2000    1999
(IN MILLIONS)                                                  E       E
-------------                                                 ----    ----
Net cash under French GAAP..................................   263     137
Less: Marketable securities.................................  (100)    (76)
Add: Bank overdrafts........................................   266     212
                                                              ----    ----
Cash and cash equivalents under U.S. GAAP...................   429     273
                                                              ====    ====

     The cash flows under U.S. GAAP can be summarized as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              2000    1999
(IN MILLIONS)                                                  E       E
-------------                                                 ----    ----
Cash provided by operating activities.......................   204     178
Cash used in investing activities...........................  (679)   (151)
Cash provided by financing activities.......................   626      20
Effect of exchange rate changes on cash and cash
  equivalents...............................................     5      --
                                                              ----    ----
Increase in cash and cash equivalents.......................   156      47
Cash and cash equivalents at beginning of year..............   273     226
                                                              ----    ----
Cash and cash equivalents at end of year....................   429     273
                                                              ====    ====

     A breakdown of the change in net working capital requirements is as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              2000    1999
(IN MILLIONS)                                                  E       E
-------------                                                 ----    ----
Changes in operating assets and liabilities:
Accounts receivable and other receivables...................  (217)   (324)
Inventory and costs billable to clients.....................     4       1
Accounts payable and other current liabilities..............   194     369
                                                              ----    ----
Change in working capital requirements......................   (19)     46
                                                              ====    ====

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     Supplemental cash flow information for the years ended December 31, 2000 and 1999 is as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              2000    1999
(in millions)                                                  E       E
-------------                                                 ----    ----
Interest paid...............................................    1       9
Income taxes paid...........................................   53      30

  Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of credit risk

     Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. Expected losses are provided for currently and actual losses have been within management's expectations.

  Acquisitions

     In September 2000, Publicis acquired 100% of the outstanding shares of Saatchi & Saatchi plc, a UK company specialized in multinational advertising and marketing services. For U.S. GAAP purposes, this acquisition has been treated as a purchase. Saatchi & Saatchi has been fully consolidated since September 8, 2000.

     Total consideration paid in stock for Saatchi & Saatchi amounted to E1,883 million (43,889,149 shares), resulting in additional goodwill of E1,442 million which will be amortized under the straight-line method over 40 years. The components of the purchase price and preliminary allocations are as follows:

(E millions)
------------
Consideration and acquisition costs:
Stock exchanged for Saatchi & Saatchi stock.................  1,883
Fair value of options exchanged.............................    152
Fair value of contingent value rights.......................     50
Acquisition costs...........................................     11
                                                              -----
                                                              2,096
                                                              =====

(E millions)
------------
Preliminary allocation of purchase price:
Property and equipment......................................       12
Acquired intangibles........................................    1,401
Goodwill....................................................    1,442
Net liabilities assumed and other...........................     (759)
                                                                -----
                                                                2,096
                                                                =====

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     Purchase accounting for the acquisition of Saatchi & Saatchi is still being finalized as of December 31, 2000, as the Company is awaiting information concerning former Saatchi & Saatchi loss carryforwards.

     In January 2000, Publicis acquired 100% of Frankel and Company, an independent American agency specialized in marketing services. This acquisition was accounted for as a purchase. Frankel has been fully consolidated since January, 2000 and goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

     In February 2000, the Company acquired 100% of Fallon, an independent agency in the United States. This transaction was accounted for as a purchase and Fallon has been fully consolidated since February 2000 and Goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

     The Group acquired 100% of Nelson Communications, an American company specialized in advertising communications for the health industry. This transaction was financed in part by an exchange of stock (6.7 million shares). Nelson has been fully consolidated since November 2000 and goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

     In addition to the above acquisitions, Publicis completed more than 10 small and medium-size purchase business combinations in the United States, Europe and Latin America, in general advertising and marketing services. Total consideration for these acquisitions in 2000 amounted to approximately E677 million.

     During 1999, Publicis completed more than 15 small and medium-size purchase business combinations in the United States, Europe, the Asia/Pacific region and Latin America, in general advertising and marketing services, for a total consideration of E 85 million in cash.

  Pro-forma information regarding the Saatchi & Saatchi acquisition

     The following pro forma information for the years ended December 31, 2000 and 1999 presents the effect of the acquisition of Saatchi & Saatchi, the most significant acquisition of Publicis, as if it had occurred as of the beginning of the respective period. The pro forma financial information is based on the historical financial statements of Publicis and Saatchi & Saatchi.

                                                     FRENCH GAAP      U.S. GAAP
                                                     YEAR ENDED      YEAR ENDED
                                                    DECEMBER 31,    DECEMBER 31,
                                                    -------------   -------------
                                                    2000    1999    2000    1999
(in millions, except per share data)                  E       E       E       E
------------------------------------                -----   -----   -----   -----
                                                     (UNAUDITED)     (UNAUDITED)
Pro forma Revenues................................  2,231   1,687   2,231   1,687
Pro forma Group Net income........................    157     121      12      43
Pro forma Basic earnings per share................  E1.16   E0.94   E0.09   E0.33
Pro forma diluted earnings per share..............  E1.13   E0.91   E0.09   E0.32

  Restructuring charges

     The Company has accrued liabilities for restructuring charges to be incurred related to the Saatchi & Saatchi acquisition. The liabilities relate primarily to the acquisition of Saatchi & Saatchi consummated in September 2000. The Company began to formulate a restructuring plan at the acquisition date which included the closing of the Saatchi & Saatchi headquarters in London and New York, the closing of Saatchi & Saatchi offices in certain locations and the consolidation of Saatchi & Saatchi and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Saatchi & Saatchi employees and relocation costs.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

  Long-term debt

     Future minimum payments as of December 31, 2000, on long-term debt, excluding capital leases, are as follows:

                                                                 AMOUNT
                                                              (IN MILLIONS
YEAR                                                             OF E)
----                                                          ------------
2001........................................................       450
2002........................................................        75
2003........................................................        48
2004........................................................        36
2005........................................................        21
Thereafter..................................................        --
                                                                  ----
Less: Current maturities....................................      (450)
                                                                  ----
                                                                   180
                                                                  ====

  Shareholders' equity

     Publicis' capital stock consists of 138,219,819 and 94,259,960 ordinary shares issued and outstanding at December 31, 2000 and 1999, respectively with a par value of E0.40. This amount includes shares held in treasury of 4,181,920 at and 871,309 at December 31, 2000 and 1999.

     At the Extraordinary General Meeting of Shareholders on August 29, 2000, the shareholders approved a 10-for-1 stock split. The number of shares outstanding at December 31, 1999 and 1998 has been adjusted to reflect this stock split.

  Employee stock option plans

     The Company grants stock options through employee stock option plans. Under the 1987 and 1991 stock option plans, options are granted for a fixed number of shares to employees with an exercise price equal to 80% of the fair value of the shares at the date of grant. Under the plans, the options vest immediately and expire 10 years after the date of grant. Under the 2000 stock option plan, options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Under this plan, the options vest ratably over a three-year period and expire five years after the date of grant.

     Under the former Publicis Communication stock option plan, options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Under this plan, the options vest immediately and expire 10 years after the date of grant.

     As a result of the merger of Publicis Communication into Publicis S.A. on December 11, 1998, Publicis S.A. took over 623,970 stock options authorized and granted by Publicis Communication and converted them into 935,960 stock options to purchase shares of Publicis S.A.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     A summary of the status of the Company's stock option plans as of December 31, 2000, 1999 and 1998 and changes for the three years then ended, is presented below (reflects 10 to 1 stock split occurring on August 29, 2000):

                                            2000                    1999                    1998
                                     -------------------   ----------------------   ---------------------
                                               WEIGHTED-                WEIGHTED-               WEIGHTED-
                                                AVERAGE                  AVERAGE                 AVERAGE
                                               EXERCISE                 EXERCISE                EXERCISE
                                     SHARES      PRICE       SHARES       PRICE      SHARES       PRICE
                                     -------   ---------   ----------   ---------   ---------   ---------
1987 PLAN
Outstanding at beginning of year...       --        --        907,200     E3.48     1,104,820     E3.48
Granted............................       --        --             --        --            --        --
Exercised..........................       --        --       (907,200)    E3.48      (197,620)    E3.44
Forfeited..........................       --        --             --        --            --        --
Expired............................       --        --             --        --            --        --
                                     -------    ------     ----------     -----     ---------     -----
Outstanding at end of year.........       --        --             --        --       907,200     E3.48
                                     =======    ======     ==========     =====     =========     =====
Options exercisable at year-end....       --        --             --        --       907,200     E3.48
Weighted-average fair value of
  options granted during the
  year.............................                 --                       --                      --
1991 PLAN
Outstanding at beginning of year...       --        --      3,432,000     E2.83     3,669,600     E2.82
Granted............................       --        --             --        --            --        --
Exercised..........................       --        --     (3,432,000)    E2.83      (237,600)    E2.65
Forfeited..........................       --        --             --        --            --        --
Expired............................       --        --             --        --            --        --
                                     -------    ------     ----------     -----     ---------     -----
Outstanding at end of year.........       --        --             --        --     3,432,000     E2.83
                                     =======    ======     ==========     =====     =========     =====
Options exercisable at year-end....       --        --             --        --     3,432,000     E2.83
Weighted-average fair value of
  options granted during the
  year.............................                 --                       --                      --
2000 PLAN
Outstanding at beginning of year...       --        --             --        --            --        --
Granted............................  100,000    E43.55             --        --            --        --
Exercised..........................       --        --             --        --            --        --
Forfeited..........................       --        --             --        --            --        --
Expired............................       --        --             --        --            --        --
                                     -------    ------     ----------     -----     ---------     -----
Outstanding at end of year.........  100,000    E43.55             --        --            --        --
                                     =======    ======     ==========     =====     =========     =====
Options exercisable at year-end....       --        --             --        --            --        --
Weighted-average fair value of
  options granted during the
  year.............................             E43.55                       --                      --

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     As described earlier, stock options related to the Publicis Communication stock option plan were converted into Publicis S.A. stock options upon the merger of Publicis Communication into Publicis S.A. on December 11, 1998. A summary of the activity for this plan is presented below:

                                               2000                   1999                  1998
                                        -------------------   --------------------   -------------------
                                                  WEIGHTED-              WEIGHTED-             WEIGHTED-
                                                   AVERAGE                AVERAGE               AVERAGE
                                                  EXERCISE               EXERCISE              EXERCISE
                                        SHARES      PRICE      SHARES      PRICE     SHARES      PRICE
                                        -------   ---------   --------   ---------   -------   ---------
FORMER PUBLICIS COMMUNICATION PLAN
Outstanding at beginning of year......  797,310     E8.02      935,960     E7.76          --        --
Granted...............................       --        --           --        --          --        --
Exercised.............................  (70,710)    E6.34     (138,650)    E6.38          --        --
Forfeited.............................       --        --           --        --          --        --
Expired...............................       --        --           --        --          --        --
Converted from Publicis Communication
  Plan................................       --        --           --        --     935,960     E7.76
                                        -------     -----     --------     -----     -------     -----
Outstanding at end of year............  726,600     E8.14      797,310     E8.02     935,960     E7.76
                                        =======     =====     ========     =====     =======     =====
Options exercisable at year-end.......  726,600     E8.14      797,310     E8.02     935,960     E7.76
Weighted-average fair value of options
  granted during the year.............                 --                     --                    --

                                                                      1998
                                                              --------------------
                                                                         WEIGHTED-
                                                                          AVERAGE
                                                                         EXERCISE
                                                               SHARES      PRICE
                                                              --------   ---------
PUBLICIS COMMUNICATION PLAN
Outstanding at beginning of year............................   556,240    E13.39
Granted.....................................................   265,000    E13.84
Exercised...................................................  (146,820)   E10.39
Forfeited...................................................        --        --
Expired.....................................................   (50,450)   E13.39
Converted to Publicis S.A...................................  (623,970)   E11.64
                                                              --------    ------
Outstanding at end of year..................................        --        --
                                                              ========    ======
Options exercisable at year-end.............................        --        --
Weighted-average fair value of options granted during the
  year......................................................              E14.97

  Former Saatchi & Saatchi Plans

     Several stock option plans were put in place by Saatchi & Saatchi prior to the acquisition. These plans involve several plan execution criteria for the grant of options. At the time of the merger with Publicis Groupe S.A., these plans were simplified and the maximum number of options that could be granted were granted.

     Two types of options remain:

     - those to be issued in connection with the Equity Participation Plan ("EPP") and for which the exercise price was paid at the grant date. No additional payment will be made at the date of exercise of the options,

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     - those to be issued related to other plans and for which the exercise price must be paid at the date of exercise of the options.

     In these two cases, the beneficiaries will receive Saatchi & Saatchi shares upon exercise of their options. These shares will be exchanged for new shares of Publicis Groupe S.A. based on a rate of 18.252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares (or the ratio applied at the time of the public exchange offer).

     The number of options that can be exercised under the two plans, converted for simplification purposes into Publicis shares at a rate of 0.18252 is as follows:

                                                                 2000
                                                     ----------------------------
                                                                     WEIGHTED-
                                                                      AVERAGE
                                                                      EXERCISE
                                                       SHARES          PRICE
                                                     ----------    --------------
EQUITY PARTICIPATION PLAN
Outstanding at acquisition date....................   2,044,928            --
Granted............................................          --            --
Exercised..........................................  (1,344,435)           --
Forfeited..........................................          --            --
Expired............................................          --            --
                                                     ----------        ------
Outstanding at end of year.........................     700,493            --
                                                     ==========        ======
Options exercisable at year-end....................     601,932            --
OTHER PLANS
Outstanding at acquisition date....................   2,208,579        E11.08
Granted............................................          --            --
Exercised..........................................  (1,307,824)       E11.17
Forfeited..........................................      (5,475)       E11.17
Expired............................................          --            --
                                                     ----------        ------
Outstanding at end of year.........................     895,280        E10.87
                                                     ==========        ======
Options exercisable at year-end....................     649,335        E10.87

     The following information applies to options outstanding and exercisable at December 31, 2000:

                                                          OUTSTANDING AND EXERCISABLE
                                       ------------------------------------------------------------------
                                                                     WEIGHTED-AVERAGE
                                                                      REMAINING LIFE     WEIGHTED-AVERAGE
                                       OUTSTANDING    EXERCISABLE        IN YEARS         EXERCISE PRICE
                                       -----------    -----------    ----------------    ----------------
Former Publicis Communication Plan...     726,600        726,600           6.75               E 8.14
2000 Plan............................     100,000             --           5.00               E43.55
Former Saatchi & Saatchi Plans.......   1,595,773      1,251,267           4.00               E10.87
                                        ---------      ---------           ----               ------
Total................................   2,422,373      1,977,867           4.75               E11.33
                                        =========      =========           ====               ======

     The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and provides the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation".

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company elected to continue to account for stock-based compensation using the "intrinsic value" method under the guidelines of APB Opinion No. 25, "Accounting for Stock Issued to Employees" as opposed to the "fair value" method contained in SFAS 123. For the Publicis plans, under APB No. 25, no compensation expense has been recognized for the years ended December 31, 2000, 1999 or 1998 because the stock options were either fully vested prior to these periods, or the exercise price of options granted in these periods is equal to the market value at the date of grant. Concerning the former Saatchi & Saatchi plans, E 3 million of stock compensation expense was recognized for U.S. GAAP purposes for the year ended December 31, 2000 representing stock compensation expense on unvested options.

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted under these plans to key employees, consistent with the methodology prescribed by SFAS 123, the Company's pro forma net earnings and earnings per common share would be as follows:

In millions of euros (except per share data)                  2000     1999
--------------------------------------------                  -----    -----
Net earnings -- U.S. GAAP
  As reported...............................................     34       73
  Pro forma.................................................     34       73
Basic earnings per common share
  As reported...............................................  E0.31    E0.84
  Pro forma.................................................  E0.31    E0.84
Diluted earnings per common share
  As reported...............................................  E0.31    E0.83
  Pro forma.................................................  E0.31    E0.83

     The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000 and 1999: dividend yields of zero for all years; expected volatility of 42.7% for 2000 and 42.4% for 1999; risk-free interest rate of 4.5% for all years; and expected term of 5 years for 2000 and 7 years for 1999.

     The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income in future years.

Income taxes

     The income tax disclosures required for French GAAP are included in Note 16 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

                                                      DECEMBER 31,
                                                  --------------------
In millions of euros                              2000    1999    1998
--------------------                              ----    ----    ----
Net income before taxes and minority interests:
  France........................................   97      57      35
  Foreign.......................................  154     103      79
                                                  ---     ---     ---
  Total.........................................  251     160     114
                                                  ===     ===     ===

Income tax expense:
  France........................................   26      22      14
  Foreign.......................................   66      43      33
                                                  ---     ---     ---
  Total.........................................   92      65      47
                                                  ===     ===     ===

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     The effective tax rate for 1999 is as follows:

IN MILLIONS OF EUROS                                          1999
--------------------                                          -----
Income of consolidated companies before taxes, exceptional
  items and amortization of goodwill........................    165
Statutory tax rate..........................................  36.67%
EXPECTED TAX EXPENSE........................................    (60)
Impact of:
     - utilization of deferred tax assets on operating
       losses...............................................      2
     - permanent differences................................     (4)
     - other................................................     (3)
                                                              -----
Income taxes recorded in the income statement...............    (65)
                                                              =====
Effective tax rate..........................................     39%

SOURCES OF DEFERRED TAXES

                                                          DECEMBER 31,
IN MILLIONS OF EUROS                                          1999
--------------------                                      ------------
Deferred tax assets resulting from temporary
  differences...........................................        6
Deferred tax assets resulting from operating loss
  carryforwards.........................................       10
Valuation allowance on deferred tax assets..............       (9)
                                                               --
TOTAL DEFERRED TAX ASSETS...............................        7
                                                               --
Deferred tax liabilities resulting from temporary
  differences...........................................       (1)
TOTAL DEFERRED TAX LIABILITIES..........................       (1)
                                                               --
DEFERRED TAX ASSETS (LIABILITIES), NET..................        6
                                                               ==

     The valuation allowance on deferred tax assets at December 31, 2000 amounted to euros 9 million.

Expiration dates of net operating loss carryforwards

     At December 31, 2000, the Group had approximately E24 million of operating loss carryforwards that will expire between 2001 and 2006.

     In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately E503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. These net operating loss carryforwards expire between 2001 and 2011. In the French financial statements, deferred taxes were not recognized related to these carryforwards due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because at December 31, 2000, the recoverability of the deferred tax assets was not considered to satisfy the applicable "more likely than not" standard.

  Pensions and other benefit plans

     Employee benefit plans consist principally of defined contribution plans and multi-employer pension plans primarily in the United States and the UK. The Group's contributions under defined contribution plans, which are principally based on a percentage of employee annual base compensation and are charged to expense as incurred, amounted to approximately E 4 million and E 3 million for the years ended December 31, 2000 and 1999, respectively.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     Publicis participates in a multi-employer pension plan in the United Kingdom. Contributions to this plan for the year ended December 31, 2000 amounted to E 1.1 million. In addition, through its acquisition of Saatchi & Saatchi, the Company participates in a multiemployer pension plan with Cordiant called the Cordiant Group Pension Scheme. Contributions to this plan for the 12-month period ended December 31, 2000 were E 463,000. Following the acquisition of Saatchi & Saatchi, the Company has requested an actuarial valuation which sectionalizes the assets and liabilities of the plan between Saatchi & Saatchi and the Cordiant Group. This actuarial valuation is currently in progress.

  Earnings per share

     Basic earnings per share is computed on the basis of the weighted-average number of shares issued after deduction of the weighted average number of shares of treasury stock.

     Diluted earnings per share take into account share equivalents having a dilutive effect. Potentially dilutive common shares consist of stock options to employees. The dilutive effect of stock options is calculated using the treasury stock method.

     The following table sets forth the computation of basic and diluted earnings from continuing operations per common share in accordance with accounting principles generally accepted in France (in millions, except share and per share amounts):

IN MILLIONS (EXCEPT PER SHARE DATA)                           2000     1999
-----------------------------------                           -----    -----
Numerator:
  Earnings from continuing operations.......................  E 128    E  74
Denominator:*
  Denominator for basic earnings per share -- weighted
     average shares.........................................    108       87
  Potential dilutive common shares -- employee stock
     options................................................      3        1
                                                              -----    -----
Denominator for diluted earnings per share -- adjusted
  weighted average shares and assumed conversions...........    111       88
                                                              -----    -----
Basic earnings from continuing operations per common
  share.....................................................  E1.18    E0.85
                                                              -----    -----
Earnings (loss) from continuing operations per common
  share -- assuming dilution................................  E1.15    E0.84
                                                              -----    -----

---------------
* Reflects 10 for 1 stock split occurring on August 29, 2000.

  Leases

     The Company leases certain premises and equipment under both capital and operating leases. Property leases typically provide for renewal options. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2000.

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

                                                            CAPITAL    OPERATING
YEARS ENDING DECEMBER 31,                                   LEASES      LEASES
-------------------------                                   -------    ---------
2001......................................................     1           86
2002......................................................     1           83
2003......................................................     1           83
2004......................................................     1           78
2005......................................................     1           74
Thereafter................................................     2          392
                                                              --          ---
Total minimum lease payments..............................     7          796
                                                                          ===
Less: Amount representing interest........................    (2)
                                                              --
Total obligation under capital leases.....................     5
Less: Current portion.....................................    (1)
                                                              --
Long-term portion.........................................     4
                                                              ==

     Property, plant and equipment at year-end include the following amounts for capitalized leases:

(E millions)                                                  2000    1999
------------                                                  ----    ----
Buildings...................................................    8       8
Less allowances for depreciation............................   (2)     (2)

     Net rental expense for operating leases was E 85.2 million and E 27.3 million for the years ended December 31, 2000 and 1999, respectively.

  Marketable securities

     Marketable securities consist primarily of money market funds, mutual funds and certificates of deposit and are classified by the Group as available for sale. Unrealized gains on marketable securities for the years ended December 31, 2000 and 1999 amounted to E 0.6 million and E 0.4 million, respectively.

     Gross purchases of marketable securities amounted to approximately E 940 million and E 1,314 million and sales of marketable securities amounted to approximately E 937 million and E 1,273 million for the years ended December 31, 2000 and 1999, respectively. Net realized gains on sales of marketable securities amounted to E 2.0 million and E 1.6 million for the years ended December 31, 2000 and 1999, respectively.

  Fair value of financial instruments

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999. Amounts in parentheses represent liabilities:

                                                                   2000                 1999
                                                             -----------------    -----------------
                                                               E in millions        E in millions
                                                             -----------------    -----------------
                                                             CARRYING    FAIR     CARRYING    FAIR
                                                              AMOUNT     VALUE     AMOUNT     VALUE
                                                             --------    -----    --------    -----
Cash, cash equivalents and marketable securities...........    743        743       557        557
Investments................................................     60         60        28         28
Long-term debt.............................................    180        180        --         --
Financial commitments:
  Contingent value rights..................................     96         96        --         --

                              PUBLICIS GROUPE S.A.

             (AMOUNTS IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash, cash equivalents and marketable securities

     The carrying values of cash, cash equivalents and marketable securities approximate fair value due to the relatively short maturity of these instruments (between three months and one year).

     Investments available for sale

     Investments consist of available-for-sale securities, primarily those that are publicly traded. The investments are carried at market value and the unrealized gains and losses on these securities are included in shareholders' equity. For the years ended December 31, 2000 and 1999, unrealized gains of E 156 million and E 151 million, net of tax, have been recorded in shareholders' equity.

     Other investments

     Other long-term investments are carried at cost, which approximates estimated fair value.

     Long-term debt

     The Company's long-term debt consists primarily of floating rate debt, the carrying value of which approximates fair value.

     Financial commitments

     Contingent value rights are publicly traded. The liability related to these rights is carried at market value and changes in the market value are recorded in earnings.

  Goodwill

     Under U.S. GAAP, the Group provides for intangible assets if undiscounted estimated future cash flows are not sufficient to recover the recorded amount. If a provision is necessary, the Group would write down the value of the intangible assets to the value of the discounted future cash flows and also evaluate the remaining estimated useful life of the assets as appropriate.

     In 2000 and 1999, the Company recorded impairment charges on goodwill relating to certain subsidiaries. The impairment charges amounted to Euros 3 million and 4 million for the years ended December 31, 2000 and 1999, respectively and were calculated based on the value of the discounted future cash flows of the subsidiaries. The impairment charges are included in depreciation and amortization in the consolidated income statements.

ITEM 19:  EXHIBITS

     The following exhibits are included herein:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1      Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation).

   8 List of Subsidiaries. See note 28 to our financial statements.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          PUBLICIS GROUPE S.A.

                                          By: /s/ MAURICE LEVY
                                            ------------------------------------
                                            Name: Maurice Levy
                                            Title: Chairman of the Management
                                              Board

Dated: July 13, 2001