Form 20-F
period 2001-12-31
PUBLICIS GROUPE SA
filed 2002-04-29
CIK 1050952

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

       [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        OR
       [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                        OR
       [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
                FOR THE TRANSITION PERIOD FROM         TO

                            COMMISSION FILE NUMBER:

                              PUBLICIS GROUPE S.A.
             (Exact name of Registrant as specified in its charter)


              N/A               133, AVENUE DES CHAMPS-ELYSEES        REPUBLIC OF FRANCE
 (Translation of Registrant's             75008 PARIS           (Jurisdiction of incorporation
      name into English)                    FRANCE                     or organization)

                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

                                                                  NAME OF EACH EXCHANGE
                    TITLE OF EACH CLASS:                          ON WHICH REGISTERED:
                    --------------------                          ---------------------
Ordinary shares, nominal value E0.40 per share, represented    The New York Stock Exchange
by American Depositary Shares (as evidenced by American
Depositary Receipts), each American Depositary Share
representing one share

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 139,599,996 ordinary shares, nominal value E0.40 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ ]  Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     We make some forward-looking statements in this annual report. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this annual report, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. We urge you to review and consider the various disclosures we make concerning the factors that may affect our business carefully, including the disclosures made under "Key Information -- Risk Factors," "Operating and Financial Review and Prospects," and "Quantitative and Qualitative Disclosures About Market Risk." Unless otherwise indicated, information and statistics presented in this document regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

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

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Identity of Directors, Senior Management and Advisers.......    1
Offer Statistics and Expected Timetable.....................    1
Key Information.............................................    1
Information on the Company..................................    8
Operating and Financial Review and Prospects................   20
Directors, Senior Management and Employees..................   31
Major Shareholders and Related Party Transactions...........   40
Financial Information.......................................   42
The Offer and Listing.......................................   43
Additional Information......................................   44
Quantitative and Qualitative Disclosures About Market
  Risk......................................................   58
Description of Securities Other Than Equity Securities......   60
Defaults, Dividend Arrearages and Delinquencies.............   61
Material Modifications to the Rights of Security Holders and
  Use of Proceeds...........................................   61
Financial Statements........................................  F-1

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3:  KEY INFORMATION

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of our company and should be read in conjunction with our financial statements and the information provided under "Operating and Financial Review and Prospects" and "-- Risk Factors." The selected financial data presented below have been prepared on a basis consistent with that used in our financial statements. Prior years have been restated as necessary for a consistent presentation. Our financial statements have been prepared in accordance with accounting principles generally accepted in France ("French GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See note 29 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders' equity as calculated under French GAAP. The selected consolidated financial data for each of the five years ended December 31, 1997 to 2001 have been extracted or derived from our audited financial statements, which were translated into euros using the fixed exchange rate for French francs and euros on January 1, 1999.

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

                                                                  YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------
                                                       2001    2000(3)     1999    1998(2)    1997(2)
                                                      ------   --------   ------   --------   --------
                                                       (IN MILLIONS OF EUROS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenue.............................................  2,434     1,770     1,042       851        663
Amounts in accordance with French GAAP
Operating income....................................    342       275       156       116         86
Group net income....................................    151       128        74        47         35
Basic earnings per share(1).........................   1.09      1.18      0.85      0.59       0.51
Diluted earnings per share(1).......................   1.08      1.15      0.84      0.56       0.47
Dividends per share.................................   0.21      0.20      0.17      0.12       0.08

Amounts in accordance with U.S. GAAP
Group net income....................................   (647)       34        73        --         --
Basic earnings per share(1).........................  (4.76)     0.31      0.84        --         --
Diluted earnings per share(1).......................  (4.76)     0.31      0.83        --         --

BALANCE SHEET DATA
Amounts in accordance with French GAAP
Tangible and intangible assets, net.................  1,618     1,303       437       383        255
Total assets........................................  4,896     4,130     2,077     1,604      1,290
Bank borrowings and overdrafts (short and
  long-term)........................................  1,069       901       212       124        124
Shareholders' equity................................    283       299       345       314        240

Amounts in accordance with U.S. GAAP
Shareholders' equity................................  1,890     2,622       580        --         --

---------------

(1) Per share data have been adjusted to reflect the 10-for-1 stock split that occurred on August 29, 2000.

(2) Amounts have been restated from French francs into euros using the exchange rate set by the Council of the European Union for use as of January 1, 1999, i.e., E1 = FF 6.55957.

(3) 2000 amounts include the operations of Saatchi & Saatchi for the period between the acquisition date in September 2000 through December 31, 2000.

                           EXCHANGE RATE INFORMATION

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2001, the following 12 member states participated in EMU and had adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and Greece. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at E1.00 = FF 6.55957, and we have translated French francs into euros at that rate.

     Share capital in our company is represented by ordinary shares with a nominal value of E0.40 per share (hereinafter generally referred to as "our shares"). Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

     The following table shows the French franc/U.S. dollar exchange rate for 1997 and 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for 1999 through April 24, 2002 based on the noon buying rate expressed in euros per dollar. For information regarding the effect of currency fluctuations on our results of operations, see "Operating and Financial Review and Prospects."

                                                              PERIOD   AVERAGE
                                                               END     RATE(1)   HIGH   LOW
                                                              ------   -------   ----   ----
EURO/U.S. DOLLAR
April 2002 (through April 24)...............................   1.12     1.13     1.15   1.12
March 2002..................................................   1.15     1.14     1.14   1.15
February 2002...............................................   1.15     1.15     1.14   1.16
January 2002................................................   1.16     1.14     1.11   1.16
December 2001...............................................   1.12     1.12     1.11   1.14
November 2001...............................................   1.11     1.12     1.11   1.14
October 2001................................................   1.10     1.10     1.08   1.12
2001........................................................   1.12     1.12     0.94   1.19
2000........................................................   1.07     1.09     0.97   1.20
1999........................................................   1.00     0.94     0.85   1.00
FRENCH FRANC/U.S. DOLLAR
1998........................................................   5.62     5.90     6.17   5.41
1997........................................................   5.99     5.85     6.35   5.21

---------------

(1) For yearly totals, the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the relevant period.

                                  RISK FACTORS

     You should carefully consider the risk factors described below in addition to the other information presented in this annual report.

WE MAY HAVE DIFFICULTY COMPETING IN THE HIGHLY COMPETITIVE ADVERTISING AND COMMUNICATIONS INDUSTRY

     The advertising and communications industry is highly competitive, and we expect it to remain so. Our competitors in the advertising and communications business run the gamut from large multinational marketing and communications companies to smaller agencies that operate only in local or regional markets. New competitors also include systems integrators, database marketing and modeling companies and telemarketers offering technological solutions to marketing and communications issues faced by clients. We must compete with these companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Some clients require us to compete for business at mandatory periodic intervals.

     We believe that large multinational companies will increasingly seek to consolidate their accounts with a limited number of organizations that can satisfy their marketing and communications needs worldwide. This trend is likely to require companies seeking to compete effectively in the international advertising and communications industry to provide a comprehensive range of advertising and communications services. In some markets, some of our competitors may be able to provide services more comprehensively than we can at present.

WE MAY BE ADVERSELY AFFECTED BY UNFAVORABLE ECONOMIC CONDITIONS IN THE MARKETS IN WHICH WE OPERATE

     The advertising and communications industry is subject to downturns corresponding to those in general economic conditions and changes in client business and marketing budgets. Because some clients have responded, and may respond in the future, to general economic downturns by reducing their marketing budgets in order to meet earnings goals, downturns can be more severe in the advertising and communications industry than in other industries. For this reason, our prospects, business, financial condition and results of operations may be materially adversely affected by continuing unfavorable general economic conditions, or a further downturn in those conditions, in one or more markets and related changes in clients' marketing budgets.

WE MAY NOT BE SUCCESSFUL IN IDENTIFYING APPROPRIATE ACQUISITION CANDIDATES OR INVESTMENT OPPORTUNITIES, COMPLETING ACQUISITIONS OR INVESTMENTS ON SATISFACTORY TERMS OR INTEGRATING NEWLY ACQUIRED COMPANIES

     Our business strategy includes enhancing the range of our existing advertising and communications capabilities. We intend to implement this strategy in part by making acquisitions and other investments. We may not be successful in identifying appropriate acquisition candidates or investment opportunities or consummating acquisitions or investments on terms satisfactory to us. In addition, we may not succeed in integrating any newly acquired companies into our existing operations in a way that produces the synergies or other benefits we hope to achieve. Furthermore, we may use our shares as consideration in future acquisitions and investments, which could result in dilution to existing shareholders.

WE MAY BE UNABLE TO COMPLETE OUR PROPOSED MERGER WITH BCOM3

     As described in more detail under "Information on the Company -- History and Development of the Company -- Recent Developments -- Bcom3 Merger," we have entered into an agreement pursuant to which we expect to acquire the U.S. advertising firm Bcom3 Group, Inc. The completion of the merger, however, is subject to a number of conditions, including the receipt of regulatory approvals and the approval of both our stockholders and those of Bcom3. If we are unable to complete the merger, we will not realize its anticipated benefits, which we expect to include a deepening of our presence and an expansion of our capabilities in a variety of markets as well as significant cost savings and business development synergies. If the Bcom3 merger does not occur, we may not be able to find comparable opportunities to pursue our strategic objectives on favorable terms.

GOVERNMENT REGULATIONS OR SELF-REGULATORY STANDARDS RELATING THE USE OF INFORMATION ABOUT CONSUMERS MAY HARM OUR OPERATIONS

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

     From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, including our clients' competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging that:

     -- advertising claims made with respect to our clients' products or services are false, deceptive or misleading;

     -- our clients' products are defective or injurious; or

     -- marketing and communications materials created for our clients infringe on the proprietary rights of third parties.

     The damages, costs, expenses or attorneys' fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition to the extent that we are not adequately insured and are not indemnified for them by clients. In addition, our contracts with clients generally require us to indemnify clients for claims brought by competitors or others claiming that our advertisements or other communications infringe upon their intellectual property rights.

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

WE RECEIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUES FROM LARGE CLIENTS

     A significant reduction in the advertising and communications spending by, or the loss of one or more of, our largest clients could weaken our financial condition and cause our business and results of operations to suffer. Our major clients may not continue to use our services to the same extent, or at all, in the future. Clients can typically cancel contracts with their advertising agencies on 90 to 180 days' notice. In addition, clients generally are able to reduce advertising and communications spending or cancel projects at any time for any reason.

CURRENCY EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS, THE PRICE OF OUR SHARES AND THE VALUE OF DIVIDENDS RECEIVED BY HOLDERS OF OUR ADSS

     We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. To the extent this has a negative effect on our financial condition as presented in our financial statements, it could cause the price of our shares to decline. Conversely, if the relative value of the euro to the U.S. dollar declines, the U.S. dollar equivalent of cash dividends paid in euros on our American Depositary Shares ("ADSs") will decline as well.

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

SOME PROVISIONS OF FRENCH LAW AND OUR STATUTS COULD HAVE ANTI-TAKEOVER EFFECTS

     French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to inform us within 15 days of crossing the threshold percentage. A person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person's intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with this requirement may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to criminal fines. In addition, our statuts provide double voting rights for shares owned by the same shareholder in registered form for at least two years. Our statuts further provide that any person who acquires or disposes of more than 1% of our outstanding shares or voting rights must inform us within 15 days of crossing the threshold percentage, and that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with these requirements may be deprived of voting rights. Finally, our shareholders have authorized our management board to increase our capital in response to a third-party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management. Giving effect to the provision of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that at least 45% of the voting power of our company is held by descendants of Marcel Bleustein-Blanchet, our founder, and our directors and employees.

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

     When the Second World War began, Mr. Bleustein-Blanchet decided to shut down both our company and Radio Cite. We reopened in 1946 and won our first major post-war client, Colgate Palmolive, a year later. Through Regie Presse, we also expanded into the sale of media space in mass transit systems. Realizing the importance of monitoring consumer habits and expectations, Mr. Bleustein-Blanchet established a market research unit as part of our company. Our expansion continued in the 1940's and 50's in other ways as well. Nestle became a client in 1952; Shell joined us in 1954. We moved our headquarters to its current location on the Champs-Elysees in Paris in 1957.

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

     In 1981, we opened our first New York office. In 1984, we regrouped our network, then present in 23 countries, under the "Publicis" name. We founded our media buying subsidiary Optimedia in 1987, and it began operations in France, the United Kingdom and Switzerland. Also in 1987, Maurice Levy became our chief executive officer and president of our management board. We entered into a major strategic alliance with U.S.-based Foote, Cone & Belding Communications ("FCB") in 1988. We merged our operations in Europe with those of FCB, thus becoming the leading advertising network in Europe. We managed the combined European operations, making substantial investments in developing them, particularly in Spain and Italy. Through FCB, we also raised our profile among corporations in the United States. In 1989, we began expanding into eastern Europe. The same year, we won Whirlpool's worldwide account and launched a European direct marketing network, since renamed Publicis Dialog.

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

     The last two years have been marked by a further acceleration of our expansion strategy. We acquired controlling interests in a number of major U.S. agencies in 2000, including the Fallon Group, Frankel & Company, DeWitt Media and Winner & Associates, thus becoming a major competitor in the U.S. market. Even more significantly, we dramatically increased the size of our operations with the acquisition of Saatchi & Saatchi plc, with its network of operations across 82 countries. In addition, we became one of the world's leading healthcare communications companies as a result of our acquisition of Nelson Communications. Reflecting our increasingly international focus, our shares, represented by ADSs, began trading on the New York Stock Exchange following the Saatchi & Saatchi acquisition.

     In 2001, we created the world's third-largest media consultancy and buying group by combining our wholly owned subsidiary Optimedia with Zenithmedia, a firm we held jointly with Cordiant Communications Group plc. We hold a 75% interest in the newly created entity, the Zenith Optimedia Group. In addition, we acquired, among others, the Triangle Group in the United Kingdom and Sanchez & Levitan in the United States. As a result of our internal and external expansion, we are, prior to the completion of the Bcom3 merger, the sixth leading advertising and communications company in the world, with operations in 182 cities in 102 countries around the world and over 20,000 employees. We generated revenue of E2.43 billion in 2001.

RECENT DEVELOPMENTS -- BCOM3 MERGER

     On March 7, 2002, we announced that we had entered into a merger agreement with Bcom3 and a series of related agreements, pursuant to which, assuming that the conditions to the completion of the merger are satisfied, we will acquire Bcom3. Following the completion of the merger, we expect to be the fourth-largest advertising and communications firm in the world, with annual revenue of approximately $4 billion generated by some 38,000 employees. The combined company will be the largest advertising and communications company in Europe and the third-largest in the United States. The merger will also result in the creation of the world's second-largest media consultancy and media buying firm, combining the Zenith Optimedia Group with Bcom3's Starcom MediaVest. We believe that adding Bcom3's renowned advertising agencies -- which include Leo Burnett, D'Arcy Masius Benton & Bowles, Manning Selvage & Lee and Bartle Bogle Hegarty -- and its other operations to our existing networks will yield a number of significant benefits, including a substantial improvement in our ability to provide premier advertising and communications services to clients on a worldwide basis. Upon completion of the merger, holders of Bcom3 common stock will receive consideration comprised of our shares, other securities of our company and cash from the sale of bonds we will issue in connection with the merger.

     Dentsu Inc., a Japanese advertising firm, currently owns approximately 22% of the voting power of Bcom3 on a non-diluted basis. Concurrently with the execution of the Bcom3 merger agreement, we entered into a memorandum of understanding with Dentsu pursuant to which we will, upon the completion of the merger, form a strategic alliance with Dentsu. In connection with this alliance,
(i) we will cause Saatchi & Saatchi and Zenith & Publicis to terminate their current arrangements and agreements with partners in Japan over a 12 to 18-month period, (ii) we will partner exclusively with Dentsu in Japan and will not initiate any new activity in Japan without prior consultation with Dentsu and
(iii) Dentsu will consult with us before making any investments or initiating any ventures in Australia, Europe or North or South America.

     Concurrently with the execution of the merger agreement, we entered into support agreements with each of Dentsu and several members of Bcom3's management pursuant to which those persons agreed to vote their shares of Bcom3 stock in favor of the merger. In addition, we agreed to a memorandum of understanding with Dentsu pursuant to which we and Dentsu will enter into a shareholders' agreement on or before the date of the meeting of Bcom3 shareholders called to approve the merger. The shareholders' agreement will provide, among other things, that so long as Dentsu owns not less than 10% of our outstanding shares, we will present to our shareholders resolutions appointing two Dentsu nominees as members of our supervisory board. In addition, the shareholders' agreement will subject Dentsu to a "standstill" provision that will limit its voting power in our company to 15% until 2012. Dentsu will be prohibited from transferring any of the shares of our company it holds until 2012, after which transfers will be allowed on a limited basis.

     The completion of the Bcom3 merger is conditioned upon the approval of our shareholders and those of Bcom3, the receipt of regulatory approvals and other conditions customary in transactions of this nature.

     The foregoing agreements are incorporated by reference into this annual report. Further information regarding the Bcom3 merger, the strategic alliance with Dentsu and related matters will be provided in the Proxy Statement/Registration Statement we intend to file in the near future with the Securities and Exchange Commission ("SEC") in connection with the merger.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

     As a result of our strategy of global expansion, our principal capital expenditures since the beginning of 1999 have been associated with acquisitions of other advertising and communications firms. In 1999, for example, we acquired the following firms:

     -- in Asia, controlling interests in the Welcomm agency (Korea), AD Link
        (China) and AMA (the Philippines);

     -- in the Middle East, a controlling interest in Publi-Graphics, a firm based in Lebanon with offices in seven countries in the region; and

     -- in the United States, 49% of Burrell Communications, a respected agency focused on the African-American community and urban youth.

     Net acquisitions totaled E51 million in 1999. Other investments came to E115 million, of which E57 million was invested in repurchases of our own shares.

     As noted above, we made a number of major acquisitions in 2000. The largest of these, Saatchi & Saatchi, was acquired in exchange for our shares, and therefore did not require any capital expenditure as such. Several of our other 2000 acquisitions, however, did involve capital expenditures, including our acquisitions of all of, or controlling interests in:

     -- Fallon, a prestigious U.S. advertising agency;

     -- Frankel, a leader in marketing services in the United States;

     -- DeWitt Media, an agency that specializes in consulting and media buying;

     -- Winner & Associates, a U.S.-based public relations agency;

     -- Nelson Communications, the largest healthcare advertising firm in the United States (90% of the consideration for which consisted of our treasury shares); and

     -- Publicistas Asociados, Peru's biggest advertising agency.

     We invested a total of E541 million (net of disposals and not including equity consideration) in making these acquisitions. We also invested in interactive communications by forming Publicis.Net. Other investments came to E148 million, including E106 million of investments in fixed assets and E34 million spent in repurchasing our shares.

     Our capital expenditures in 2001 included our acquisitions of all of, or controlling interests in:

     -- Fisch.Maier.Direkt, Switzerland's leading direct marketing firm;

     -- Carre Noir, one of the best design agencies in France;

     -- FusionDM in San Francisco, a large independent customer relationship management agency since merged with Publicis Dialog;

     -- Creative AIM, a grassroots marketing agency;

     -- Sanchez & Levitan, among the largest agencies in the United States focused on the rapidly-growing Hispanic community;

     -- The Triangle Group, the largest independent sales promotion group in the United Kingdom; and

     -- Fabianne Gershon Associates and Hudson Stone Group, two corporate and financial communications firms based in New York.

     We invested a total of E77 million in making these expansion-related investments. We invested an additional E102 million in other property, plant and equipment (net of disposals), and spent E120 million repurchasing our own shares. For information concerning our level of ownership in the foregoing acquired agencies and our other subsidiaries as of December 31, 2001, see note 28 to our financial statements.

     The main focus of our expansion efforts in 2002 has been on our proposed acquisition of Bcom3 and the related partnership with Dentsu. We have continued to acquire other firms as well, however, including Gravitas, a Japanese agency specializing in marketing services and public relations, and Johnston & Associates, a well-regarded U.S. lobbying firm. These acquisitions (both of which were financed internally) involved capital expenditures of approximately E10 million in total.

     We have made no material divestitures since the beginning of 1999. On December 18, 2001, we issued E200 million principal amount of notes that will, in 2003, become exchangeable under certain circumstances for 4,885,950 shares of stock we own in the Interpublic Group of Companies, Inc. See "Operating and Financial Review and Prospects -- Outlook for 2002 -- Debt Refinancing."

     There have been no public takeover offers by third parties in respect of our shares since January 1, 2001, nor, except as described under "-- Recent Developments -- Bcom3 Merger," have we made any public takeover offers in respect of other companies' shares since that date.

                               BUSINESS OVERVIEW

     We are the world's sixth largest advertising and communications firm and operate two major global networks, Publicis Worldwide and Saatchi & Saatchi Worldwide. We are in the process of expanding Fallon into a third global network with regional hubs in several key countries. We also have one of the world's largest healthcare communications networks, combining Nelson Communications with the healthcare activities of the Publicis and Saatchi & Saatchi networks. In addition, through the Zenith Optimedia Group, we are the world's third largest media buying group.

     We have strong positions in key markets around the world. We rank first in Europe overall, and are among the top five advertising and communications companies in France, Germany, the United Kingdom, the Netherlands, Spain, Italy and Switzerland. As a result of our recent expansion, we are now among the ten largest advertising and communications firms in the United States and Canada as well. We are also well represented in Asia, where Saatchi & Saatchi gives us a significantly expanded presence, the Middle East and Latin America. If the Bcom3 merger is completed and the related partnership with Dentsu is formed, the scope and reach of our services will be expanded still further. We provide services primarily in the following areas:

     -- Traditional advertising services. We provide traditional advertising services through the Publicis, Saatchi & Saatchi and Fallon Worldwide networks. These activities accounted for approximately two-thirds of our total revenue in 2001.

     -- Specialized agencies and marketing services. We provide specialized communications services such as public relations, corporate and financial communications, direct marketing, sales promotion, interactive communications, design, media buying and media sales (collectively referred to as "SAMS") through subsidiaries including Nelson Communications, Frankel, Publicis Dialog, Publicis Consultants, the Triangle Group and the Zenith Optimedia Group.

CLIENTS

     We provide advertising and communications services to national and multinational clients around the world. In 2001, approximately one-third of our revenue came from globally-managed accounts (i.e., those for which we provide services in five or more countries). We generated the remaining two-thirds from clients of our subsidiaries around the world. This client mix, we believe, is advantageous in that locally-managed clients are often more profitable and tend to be focused on the discrete markets in which they operate, therefore diversifying our exposure to fluctuations in general market conditions. Locally-managed clients also give us an opportunity to take advantage of, and add to, our intimate knowledge of national and local cultures and business environments and to raise our profile in local markets. No one client accounted for more than 6% of our total revenue in 2001. The following chart discloses, for each of our largest clients in 2001, the number of countries in which we provide services and the length of our relationship:

                                                              NUMBER OF
                                                              COUNTRIES   YEARS AS CLIENT
                                                              ---------   ---------------
PUBLICIS WORLDWIDE
Nestle......................................................     57             50
Renault.....................................................     34             39
British Airways.............................................     64              7
Carrefour...................................................     10             17
Club Med....................................................     37              4
Coca-Cola...................................................     29              8
Ericsson....................................................     36              3
Hewlett-Packard.............................................     90              6
L'Oreal.....................................................     70             23
Sara Lee....................................................     12             39
Siemens.....................................................     23             11
UBS.........................................................     32              4
Whirlpool...................................................     48             13
Inmarsat....................................................     79              6
Hermes......................................................     22              5
Tefal.......................................................     18              5
Arc International...........................................     12              2
SAATCHI & SAATCHI WORLDWIDE
Johnson & Johnson...........................................     25             31
Toyota......................................................     30             27
Procter & Gamble............................................     75             81
Sony Consumer Electronics...................................     36              3

                                                              NUMBER OF
                                                              COUNTRIES   YEARS AS CLIENT
                                                              ---------   ---------------
Visa........................................................     17             15
DuPont......................................................     10             53
Diageo Guinness UDV.........................................     28             12
General Mills CPW...........................................     31             78

STRATEGY

     With our acquisition of Saatchi & Saatchi, we became a world leader in the advertising and communications industry in terms of geographical presence, array of services and flexibility. The proposed acquisition of Bcom3 and our prospective partnership with Dentsu will provide another major increase in our presence in major markets around the world. Our overall priority now, once the Bcom3 merger is completed, is to take advantage of the synergies created by our acquisitions by increasing on a country-by-country basis the scope of services we provide to clients, particularly services for which demand is growing rapidly. We also intend to continue pursuing our strategy of making selected acquisitions to round out our geographical presence and service offerings. The main components of our strategy are to:

     -- EXPAND OUR OPERATIONS THAT PROVIDE SAMS -- SPECIALIZED AGENCIES AND
        MARKETING SERVICES

        We currently have a number of operations that complement our traditional advertising services by providing direct marketing, sales promotion, design, corporate communications, financial communications, interactive communications, public relations, media buying and media sales services. Demand for these services from our traditional advertising clients is growing; in addition, providing them helps us to build and maintain a "holistic relationship" between us and our clients. Demand is also growing rapidly for specialized communications services such as those directed at particular ethnic groups (in particular, African-American and Hispanic communities in the United States), healthcare communications and human resources communications. We intend to take advantage of these trends by growing our existing SAMS operations and by making selective acquisitions. Our goal is to have SAMS generate 45% of our total revenue in 2003, up from an estimated 34% in 2001.

     -- MAKE SELECTIVE ACQUISITIONS TO ACHIEVE CRITICAL MASS IN OTHER SELECTED
        MARKETS

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

FINANCIAL TARGETS

     We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of acquired companies, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goals are to achieve in the 2003 fiscal year an 18% margin in terms of EBITDA over revenue and a 15% margin in terms of EBITA (earnings before interest, taxes and amortization of goodwill) over revenue, in each case as calculated under French GAAP. These goals are consistent with those set last year -- although, if we complete the Bcom3 acquisition, we intend to achieve them on a much larger scale. We believe that we can achieve these goals by (i) continuing to create synergies relating to the integration of Saatchi & Saatchi (in particular, by taking advantage of cross-selling opportunities, lowering the costs of back-office and administrative services and improving the profitability of some Saatchi & Saatchi operations), (ii) implementing the restructuring program begun by Bcom3's current management in 2000 and (iii) creating cost reduction and business development synergies from the integration of Bcom3. As noted above, our goal in terms of business mix is to generate 55% of our revenue from traditional advertising and 45% from SAMS businesses by 2003.

MARKETS

     We conduct operations in 102 countries and 182 cities around the world. Our primary markets are Europe and the United States. Below we show the contribution of selected geographical markets to our revenue for the years ending December 31, 2001, 2000 and 1999 (in millions of euros):

                              EUROPE (INCLUDING
YEAR                               FRANCE)        FRANCE   NORTH AMERICA   REST OF WORLD   TOTAL
----                          -----------------   ------   -------------   -------------   -----
2001........................        1,097          383         1,035            302        2,434
2000........................          878          342           688            204        1,770
1999........................          702          294           214            126        1,042

OPERATING DIVISIONS

     We conduct our business through one segment -- advertising and communications -- which operates primarily through two divisions: Communications and Media & Regies Europe.

     Below we show the contribution of each division to our consolidated revenue for the years ending December 31, 2001, 2000 and 1999 (in millions of euros):

YEAR                                               COMMUNICATIONS   OTHER ACTIVITIES   TOTAL
----                                               --------------   ----------------   -----
2001.............................................      2,289              145          2,434
2000.............................................      1,635              135          1,770
1999.............................................        923              119          1,042

  COMMUNICATIONS

     The Communications division consists of all our agencies involved in advertising, marketing services, media buying, planning and consulting and related disciplines. We generated 94% of our 2001 revenue from our Communications operations.

  Communications services

     We provide a full range of advertising and communications services, designing a customized package of services to meet each client's particular needs. The communications services we provide typically include one or more of the following:

     -- Traditional advertising services. Traditional advertising services principally involve the creation of advertising for products, services and brands. They may also include strategic planning involving analysis of a product, service or brand compared to its competitors through market research, sociological and psychological studies and creative insight. The creation of advertising includes the writing, design and development of concepts. When a concept has been approved by a client, we supervise the production of materials necessary to implement it, including film, video, print and electronic materials. Our advertising programs involve various media, including television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media. We evaluate the choice of media to reach the desired market most efficiently and monitor the effectiveness of the program. In the case of global and regional campaigns, we plan and coordinate the implementation of the program through the efforts of our worldwide account directors and our networks of national agencies.

     -- SAMS. The full range of specialized communication services we offer complements our traditional advertising activities. Services provided by our SAMS operations include:

       -- Customer relationship management.  Customer relationship management
          (or "CRM") focuses on building clients' relationships with individual customers through the use of direct marketing techniques and other means (as opposed to traditional advertising services, which target groups of consumers or the public at large). Through our CRM operations, we assist clients in creating programs to reach individual customers and provide the appropriate tools and database support to maximize the efficiency of those programs.

     -- Sales promotion. Our sales promotion operations seek to increase sales and awareness of clients' products and consumer loyalty through point-of-sale promotions, coupon programs and similar means.

     -- Specialized advertising services. Our specialized agencies provide services that are generally similar to those offered by our traditional agencies. Unlike traditional agencies, however, our specialized operations focus on particular areas of advertising that have distinct characteristics and require special knowledge and experience. We provide specialized services primarily in the following areas:

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

     -- Media buying. Media buying services are often, though not always, provided in conjunction with other advertising services. Through our media buying operations, we analyze various media outlets, including television, print, radio, internet and outdoor venues, and demographic and ratings information. In light of this analysis, we help plan the most effective means of pursuing an advertising or communications strategy. We then book the media space necessary to implement the strategy, using our experience and buying power to obtain favorable rates for our client.

     -- Media sales.  We provide media sales services through Medias & Regies
        Europe, as described under "-- Other Activities -- Medias & Regies Europe."

     -- Corporate and financial communications. We provide corporate and financial communications services designed to help clients deliver their message to investors and the public and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

      -- Public relations. Our public relations services are designed to assist clients with the management of their ongoing relations with the press and the public. These services include (i) strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors, (ii) product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers and (iii) media relations services, which help clients enhance their brand recognition and image.

      -- Design. Our design services are intended to enhance the visual symbols that affect a client's image and to ensure that the design and packaging of products are consistent with the means used to market them.

      -- Interactive communications. Our interactive communications services consist primarily of website and intranet design, internet-related direct marketing and related services and banner advertisement design.

  Research programs

     We have developed a number of programs designed to enhance the effectiveness of our communications services by providing anthropological, psychological and cultural insights into the behavior and attitudes of consumers and other target audiences.

     -- Advertising. Many of our research programs are directed towards helping us develop and refine communications strategies for our clients. These programs include the following:

      -- Getting It Right Together. A strategic planning process developed within the Publicis Worldwide network, Getting It Right Together is designed to ensure that a viable strategic opportunity and/or brand concept is identified before creative work is initiated;

      -- Context Analysis. Context Analysis is a media screening tool used by agencies in the Publicis Worldwide network involved in strategic planning that uses sociological methods to track new trends and analyze the way the media covers them;

      -- Tweens. Tweens is a qualitative research tool intended to aid analysis of teenager behavior and lifestyles. Tweens is used by agencies in the Publicis Worldwide network;

      -- The Ideas Brief.  The Ideas Brief is a system developed by Saatchi &
         Saatchi to help an agency identify ideas for transforming a client's business, brand, and reputation. The system has three parts: the "Equity Onion," which is used to identify a brand's core values or essence, the "Brand Axle," used to identify the extent to which a brand associated with one product can be successfully used to market other products, and the "Brand Temple" for multi-product companies that use several sub-brands;

      -- The Ideas Toolkit. The Ideas Toolkit is a Saatchi & Saatchi program that facilitates the monitoring of the effectiveness of a communications program using anthropological and psychological methods; and

      -- Yurban. Yurban is a unit of Burrell Communications dedicated to researching marketing strategies aimed at urban youth.

     -- Media Buying. The Zenith Optimedia Group also maintains proprietary research programs designed to maximize the effectiveness of our media buying operations, including ZOOM (Zenith Optimisation of Media), a series of tools used, among other things, to model the effectiveness of proposed advertising campaigns, evaluate media outlets and media-use strategies and track audience responses to major events. Optimedia maintains tools with similar functions.

  Organization

     Major business units in our Communications division include the following:

     -- Advertising Networks.  Our primary networks -- Publicis Worldwide,
        Saatchi & Saatchi Worldwide and Fallon Worldwide -- primarily provide traditional advertising services, but each has some SAMS operations as well.

      -- Publicis Worldwide. This network is comprised of Publicis advertising agencies in 83 countries around the world, including Europe, the United States (where its agencies include Publicis & Hal Riney, Burrell and Sanchez & Levitan), the Middle East, South Africa, the Asia-Pacific region, Latin America and Canada. Its SAMS operations include Media System, a provider of human resources communications operating in France, and Publicis Dialog, a marketing services and interactive communications unit with operations in 22 countries;

      -- Saatchi & Saatchi Worldwide.  This network consists principally of
         Saatchi & Saatchi agencies in 82 countries around the world. It also includes the Facilities Group, a U.K. firm that provides a range of technical and creative services in the areas of design, artwork, print and audiovisual production, and Rowland Communications, a public relations and corporate communications specialist with offices in the United States and several countries in Europe.

      -- Fallon Worldwide. The principal offices of this network are located in Minneapolis, New York City and London. As part of our strategy of developing Fallon Worldwide into a major global competitor, we opened Fallon offices in Sao Paulo, Singapore and Hong Kong in 2001. Also included in Fallon Worldwide is Duffy Design, a U.S. design firm.

     -- SAMS-Centered Operations. Our other principal business units do not, in general, provide traditional advertising services, but are instead dedicated to particular SAMS disciplines.

      -- The Zenith Optimedia Group. Zenith Optimedia conducts media buying operations in 59 countries around the world. It has a strong presence in the United Kingdom, the United States, Germany, France and Spain. We own 75% of the Zenith Optimedia Group; Cordiant owns the remaining 25%.

      -- Nelson Communications. This unit comprises the largest agency in the United States devoted to healthcare communications, and forms the core of one of the largest healthcare communications networks worldwide.

      -- Frankel. Frankel is a marketing services firm, headquartered in Chicago, that operates across the United States.

      -- Publicis Consultants. Publicis Consultants is a specialized agency focusing upon corporate communications, financial communications, public relations and design. It has offices in the United States (where its operations include Winner & Associates), as well as France and elsewhere in Europe.

OTHER ACTIVITIES

  MEDIAS & REGIES EUROPE

     Medias & Regies Europe consists of all our media sales activities. We conduct these activities, which are considered SAMS, in France and other European countries. Medias & Regies Europe contributed approximately 5.4% of our total revenue in 2001.

     Medias & Regies Europe sells advertising space to advertising and media buying firms on behalf of media companies. In some instances, it sells space to advertising and media buying operations that are part of our Communications division. It does so, however, on an arm's-length basis, dealing with those businesses on the same terms as other customers. In 2001, approximately 89% of our revenue in this category came from external clients; the remainder came from clients of our Communications operations. Broken down by type of venue, our primary Medias & Regies Europe activities are as follows:

     -- Outdoor media. We place advertisements on billboards, in subways, at bus stops and in other public venues primarily through Metrobus, which operates in several French cities, Publex in Holland (a 50/50 joint venture with JC Decaux, a French media company) and Publisistemas in Spain.

     -- Print. We place advertisements in major French newspapers and magazines such as Le Monde, Liberation, EDJ, Pariscope, Marianne, Tele Z and Le Nouvel Economiste.

     -- Radio. Through Regie 1 in France and Intervoz Publicidade in Portugal, we place radio advertisements on stations including Europe 1 in France.

     -- Movie Theaters. We place cinema advertisements in movie theaters through Mediavision, France's largest cinema advertising firm. Mediavision has subsidiaries located in Brazil, Holland, Switzerland, Italy, Spain and Poland.

     In 2001, Medias & Regies Europe generated 49% of its revenue from outdoor media, 27% from print, 16% from radio and 8% from movie theaters.

  OTHERS

     We also operate the Champs-Elysees Drugstore, a shopping mall that includes a bookstore, gift shops, a pharmacy, a restaurant and a movie theater. The Drugstore is located on the first floor of our headquarters buildings on the Champs-Elysees in Paris, near the Arc de Triomphe. The Drugstore is now closed for extensive renovations designed to modernize its appearance. The renovations are expected to cost approximately E16 million in total. The Drugstore is expected to reopen in mid-2003.

COMPETITION

     Our principal competitors include major international advertising and communications groups such as Omnicom Group, Inc., the Interpublic Group, WPP Group plc and Havas Advertising, independent local advertising agencies in markets around the world and SAMS businesses that focus on specialized areas of communications services.

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

     In France, media buying activities are subject to the Loi Sapin, a law intended to require transparency in media buying transactions. Pursuant to the Loi Sapin, an advertising agency may not purchase advertising space from media companies and then resell the space on different terms to clients. Instead, the agency must act exclusively as the agent of its clients when purchasing advertising space. The Loi Sapin applies to advertising activities in France when both the media company and the client or the advertising agency are French or located in France. We are not aware of any existing, or contemplated, similar legislation in the other countries in which we operate.

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

                            ORGANIZATIONAL STRUCTURE

     We conduct our operations primarily through the following subsidiaries:

                                                  COUNTRY OF     OUR OWNERSHIP   OUR VOTING
NAME                                             INCORPORATION     INTEREST       INTEREST
----                                             -------------   -------------   ----------
Saatchi & Saatchi plc..........................      U.K.           100.00%        100.00%
Publicis Conseil S.A. .........................     France           99.61%         99.61%
Publicis Worldwide B.V. .......................  Netherlands        100.00%        100.00%
Publicis USA Holdings, Inc.....................      U.S.           100.00%        100.00%
Medias & Regies Europe S.A. ...................     France           99.99%         99.99%

                         PROPERTY, PLANTS AND EQUIPMENT

     We conduct operations in 182 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2001, we owned real property assets with a net book value of E54 million. Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysees in Paris. We use approximately 12,000 square meters of office space in the building for advertising and communications activities; an additional 1,500 square meters is reserved for the Champs-Elysees Drugstore.

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

OVERVIEW

     Our company grew dramatically in the 1999-2001 period, becoming one of the six largest advertising and communications groups in the world. This growth resulted both from acquisitions and from substantial improvements in the performance of our existing businesses in terms of revenue and income. Revenue grew 133.6% over the period and net income rose 104%. Organic growth in revenue (i.e., growth excluding the effect of acquisitions/disposals and the effect of changes in exchange rates) was approximately 10% per year on average for the period due to new business and increased revenue from existing clients. Our organic growth slowed considerably towards the end of the period as economic conditions deteriorated. Our performance in generating organic growth, however, consistently surpassed the market average.

     Information concerning our principal acquisitions in the 1999-2001 period is provided under "Information on the Company -- History and Development of the Company -- Principal Capital Expenditures and Divestitures." Acquisitions added 51% per year to our revenue growth in 2000 and 34% in 2001. Among the significant advertising or consultancy/media buying contracts we won in the period were the following:

     -- North America -- Citibank, Fuji Film USA, Sprint Broadband, Principal
        Financial group, United Airlines, Bausch & Lomb, Siemens, VoiceStream, CIBA Vision, Siebel and the Centers for Disease Control and Prevention in the United States; CIBC and Molson Black Label in Canada. In addition, General Mills significantly expanded the scope of the services we provide it in the United States;

     -- Europe -- Citibank, Vizzavi and Polo Ralph Lauren throughout Europe;
        Areva, Jet Tours, the French Army and Helena Rubinstein in France; Credito Italiano in Italy; Wilcon Homes, Mr. Kipling Cakes, The Post Office, Six Continents Retail, Sony Digital and Toyota (dealerships) in the United Kingdom; Nabisco and FC Barcelona in Spain; Wal-Mart, Alfred Ritter chocolate and T-Mobile in Germany. We also won a contract with the finance ministries of France, Germany and Holland to promote the launch of the euro;

     -- Asia/Pacific -- Renault and Guinness across the Asia-Pacific region;
        Telstra, Gatorade, Novartis, Fairfax Newspapers and Lion Nathan Brewery in Australia; Korea Telecom, Renault Samsung and Hankook Tires in Korea; Adidas in Japan; i-STT in Singapore; Proctor & Gamble, Danone Dairy, Danone Robust and Sony Consumer Electronics in China; the Sampoerna group in Indonesia;

     -- South America -- Carrefour, Polo Ralph Lauren, Sao Luiz and Tostines biscuits in Brazil; and

     -- Global/multi-country -- Allied Domecq, Ericsson, Club Med, UBS, United
        Biscuits, Hewlett-Packard, Syngenta, Arc International, the Greek national tourist office, the European Central Bank, Timberland, Sanofi Synthelabo, Aspen Technology, Siemens-Infineon and Iberia.

     Growth from these accounts more than offset the effect of lost accounts -- according to Credit Suisse First Boston, in fact, our performance in generating new business in 2001 was the third best in the world among major advertising groups in terms of billings (see "Explanatory Note" above for a description of the term "billings"). Our performance was recognized by our colleagues in the advertising industry as well in the marketplace: At the Cannes International Festival, for example, we won 28 "Lion" awards and placed second overall. At the agency level, Saatchi & Saatchi shared first place.

OUTLOOK FOR 2002

     We currently expect advertising and communication markets in many of the areas in which we operate to experience little or no growth, or to decline slightly, in 2002, as a result of the continuing effects of the factors that led to the sharp declines of 2001. Although we believe that our growth will continue to exceed that of advertising and communications markets generally, our results will be influenced significantly by the overall economic climate. In view of present economic circumstances, we expect that our organic revenue growth may be slightly negative in the first half of 2002 compared to our relatively strong first half in 2001. We anticipate a rebound in organic revenue growth in the second half of 2002. Other factors that are likely to affect our results of operations in 2002 include the following:

  ACQUISITIONS

     As described elsewhere in this annual report, we expect that our acquisition of Bcom3 -- and the resulting formation of the world's fourth largest communication company and second largest media consultancy and buying group -- will, if completed, lead to greater revenue growth in the future. In addition, we have continued to pursue our strategy of making selective acquisitions and investments in other respects, concentrating mainly on SAMS, as described under "Information on the Company -- History and Development of the Company -- Principal Capital Expenditures and Divestitures." As with the Bcom3 merger, we expect these acquisitions to result in increased revenue and income not only from the acquired operations themselves, but also from the synergies created between them and our existing operations.

  CREATION OF THE ZENITH OPTIMEDIA GROUP

     On October 1, 2001, we announced that we and Cordiant had completed the combination of Optimedia and Zenithmedia. Prior to the combination, Optimedia was a wholly owned subsidiary of ours, while we and Cordiant each owned 50% of Zenithmedia. The combined company, the Zenith Optimedia Group, is the world's third largest media buying firm, handling $20 billion in media buying accounts annually. We own 75% of the Zenith Optimedia Group, with Cordiant holding the remaining 25%. We expect the combination to improve our results by allowing us to pool resources and generate synergies in both new business development and operating costs. As a result of the combination, Zenithmedia's results have been consolidated in our financial statements from October 1, 2001. From September, 2000 (when we acquired our interest in Zenithmedia as part of the Saatchi & Saatchi acquisition) until October 2001, we accounted for Zenithmedia using the equity method.

  NEW CONTRACTS

     We expect to generate continued growth from contracts won in 2001, particularly those listed above under "-- Overview." In addition, we have won a number of new accounts since the beginning of 2002, including Sara Lee bakery brands, Vivendi Universal and Real Networks in the United States; Tiscali in Europe; Speedo in the United Kingdom; StarHub and Singapore Cable Vision in Singapore; Sony in the Asia-Pacific region and Kia Motors in Canada. We believe that the effect of these new contracts may offset accounts lost in late 2001 and early 2002, which, as described below, included Saturn and Frito-Lay in the United States.

  DEBT REFINANCING

     We issued two series of notes in December 2001 and January 2002:

     -- 2.0% notes due 2007 -- the first issuance, effected on December 18, 2001, was of notes, due in January 2007, with an aggregate principal amount of E200 million and bearing interest at 2.0% annually. Beginning on June 30, 2003, each note will become exchangeable under specified conditions for a pro rata portion of 4,885,950 shares of stock we own in the Interpublic Group. See "Quantitative and Qualitative Disclosures About Market Risk" for further information concerning these notes.

     -- 1.0% notes due 2018 -- the second issuance occurred on January 10, 2002.
        These notes, which are due in January 2018 and bear interest at 1.0% annually (2.75% yield to maturity), have an aggregate principal amount of E690 million. These notes are, under specified circumstances, convertible into our shares. See note 27 to our financial statements for further information concerning these notes.

     These issuances have allowed us to refinance a substantial portion of our indebtedness, reduce our financing costs and increase our financial flexibility. See "-- Capital Resources and Indebtedness."

  RESTRUCTURING EXPENSES

     We may incur restructuring expenses in 2002 in connection with staff cutbacks at a number of agencies, particularly Fallon and Publicis & Hal Riney. While it is impossible to project the amount of such expenses with any certainty, our current estimates suggest they will be less than E5 million.

  RETIREMENT OF CVRS

     In March 2002, all the outstanding contingent value rights, or CVRs, we issued to former shareholders of Saatchi & Saatchi in connection with the Saatchi & Saatchi acquisition matured at an aggregate amount of approximately E195 million. Under U.S. GAAP, the E30 million difference between the amount paid to retire the CVRs and the fair value of the CVRs as of December 31, 2001 will be recognized as an expense in 2002. Under French GAAP, the entire E195 million is recorded as a liability on our December 31, 2001 balance sheet.

  OTHER FACTORS

     Among the factors that could cause our results of operations to differ materially from our expectations are those described under "Key
Information -- Risk Factors."

BASIS OF PRESENTATION

  CRITICAL ACCOUNTING POLICIES

     Our consolidated financial statements are prepared in accordance with French GAAP, which requires the use of estimates and assumptions. We believe that, of our significant accounting policies (which are summarized in note 1 to our financial statements), the following involve the greatest degree of judgment and complexity, and are therefore most likely to affect our net income materially if various assumptions were changed significantly.

  Allowance for doubtful accounts

     Accounts receivable is presented net of our allowance for doubtful accounts. The allowance for doubtful accounts is assessed based on past experience, reviews of aging and analysis of specific accounts.

  Property and equipment, goodwill and intangible assets

     We amortize property and equipment, goodwill, and intangible assets over their useful lives. Useful lives are based on our estimate of the period that the assets will generate revenue. Assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

  Deferred taxes

     We record a valuation allowance to reduce our deferred tax assets to the amount determined to be realizable. Significant management judgment is required in assessing the amount of valuation allowance required. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

  CHANGE IN ACCOUNTING RULES

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

     The application of the new rules has been treated as a change in accounting methods. Due to the insignificant impact of the change in accounting methods on the financial statements for the year ended December 31, 1999, we have elected not to present pro forma information for that year. However, our balance sheet and income statements as of and for the year ended December 31, 1999 have been presented in accordance with the presentation requirements of the new rules.

  SCOPE OF CONSOLIDATION

     Except where otherwise indicated, information regarding operations acquired in the 1999-2001 period is included in our financial statements only from the date of acquisition. For example, we include only four months of results for Saatchi & Saatchi in our 2000 financial statements because we acquired it at the beginning of September, 2000. We have not disposed of any material operations since the beginning of 1999.

CONSOLIDATED OPERATIONS -- 2001 COMPARED TO 2000

  OUR COMPANY AS A WHOLE

  Revenue

     We generated E2.43 billion in revenue in 2001, up from E1.77 billion in 2000, a 37.5% increase. Including Saatchi & Saatchi for 12 months and Zenithmedia for three months in both 2000 and 2001, but excluding Nelson Communications, which underwent major organizational changes, organic growth was 3.1%, primarily as a result of new business won. As noted above, our performance in generating new business in 2001 was the third best in the world among major advertising groups in terms of billings. These gains were made in an increasingly difficult economic environment in many major markets; reflecting this environment, our organic growth slowed significantly in the second half of 2001. Growth resulting from acquisitions (net of disposals) was 34%. The inclusion of Saatchi & Saatchi and Nelson Communications for the full year (rather than for four and two months, respectively), and the inclusion of three months of results from Zenithmedia, accounted for the majority of the growth in this category. Changes in exchange rates did not have a significant impact on our 2001 revenue growth.

  Expenses

     Total operating expenses rose 39% to E2.0 billion in 2001 (up from E1.45 billion in 2000) as a result of our overall growth. Payroll expenses, measured as a percentage of revenue, rose from 55.6% in 2000 to 56%. This small increase was caused primarily by the consolidation of some recently acquired businesses, which generally had higher payroll costs than our existing operations. We expect that cost-cutting measures implemented throughout the year will significantly reduce our payroll expenses going forward. Other operating expenses also rose slightly, from 26.6% of revenue to 27.1%.

  Financial income/expense

     Our net financial expense was E30 million in 2001, up from E11 million in 2000. This sharp increase reflected the added debt we incurred in connection with acquisitions made at the end of 2000 and in 2001 and a temporary increase in our working capital requirements in the first half of 2001.

  Income tax

     We incurred income tax of E99 million in 2001, up from E92 million in 2000. Our effective rate of tax was 32%, compared to 35% in the previous year and an applicable statutory rate of 35.3%. The application of loss carryforwards at Saatchi & Saatchi in the United States and the United Kingdom accounts for the majority of both the decline from 2000 and the difference between the effective and statutory rates.

  Income from companies accounted for by the equity method

     Our income from equity-method investments rose from E5 million in 2000 to E9 million in 2001. This increase was due primarily to the inclusion of Zenithmedia for eight months in 2001 but only four months in 2000. See
"-- Outlook for 2002 -- Creation of the Zenith Optimedia Group."

  Exceptional income/charge

     We took a net extraordinary charge of E3 million (after tax) in 2001. This amount consists of the following after-tax amounts: (i) net restructuring charges of E28 million (primarily severance payments related to staff cutbacks),
(ii) losses of E19 million relating to discontinued businesses (in particular, losses associated with internet communications) and (iii) exceptional goodwill amortization of E16 million relating largely to recently acquired internet-related operations, partially offset by a E59.5 million extraordinary capital gain that resulted from our effective contribution of a 25% interest in Optimedia to the Zenith Optimedia Group.

  Goodwill amortization

     Amortization of goodwill amounted to E49 million in 2001, up from E33 million in 2000. This increase was the product of the numerous acquisitions we made over the course of 2000 and 2001, particularly in the United States.

  Minority interests

     Income from minority interests fell from E31 million in 2000 to E19 million in 2001, largely as a result of a decline in the income contributed by Medias & Regies Europe.

  Net income and earnings per share

     As a result of all of the above, our net income including minority interests rose 18% to E151 million in 2001. Excluding minority interests, amortization of goodwill and extraordinary items, our net income was E200 million in 2001, a 32.5% increase from 2000's total of E151 million. Basic earnings per share after taxes and before exceptional items and goodwill amortization rose by 3% to E1.44, while diluted earnings per share after taxes and before exceptional items and goodwill amortization came to E1.43, an increase of 4% compared to 2000.

  BY BUSINESS DIVISION

  Communications

     Our Communications division generated revenue of E2.3 billion in 2001, up 40.8% from 2000's total of E1.6 billion. This increase resulted primarily from the inclusion of Saatchi & Saatchi and Nelson Communications in our financial statements for the entire year and the inclusion of Zenithmedia for three months. Organic growth generated by agencies in the Publicis Worldwide network (6.4%) also contributed to the increase in revenue, offsetting contraction at Frankel (-10%) and other agencies. Organic revenue growth in Communications was 7% in Europe, but was negative 1.2% in North America as a result of the general economic downturn and the terrorist attacks of September 11. Communications revenue grew 4% in the Asia/Pacific region and 11.6% in the rest of the world. We closed FCA!BMZ, a European advertising network, merging its agencies into the Publicis Worldwide and Saatchi & Saatchi Worldwide networks.

  Other activities

     Revenue generated by our other activities fell 3% in 2001, from E140.8 million to E136.6 million. This contraction resulted primarily from the difficult business environment faced by Medias & Regies Europe in France. While spending by French advertisers was strong in the first quarter, it declined precipitously from that point, particularly with respect to print and movie theater advertising. Overall, Medias & Regies Europe saw revenue fall by 2.5% to E131.7 million, and income fall 19% to E13 million. By activity, its revenue was down 17.1% in print (to E35.3 million) and 24% in movie theaters (to E10.5 million), but up 4.9% in outdoor advertising (to E64.6 million) and 23.5% in radio (to E21 million). A significant decline in internet advertising led to a loss of E400,000 at Medias & Regies Europe's interactive operations. Medias & Regies Europe has decided to terminate those operations in 2002. Revenue from the Champs-Elysees Drugstore declined from E5.8 million to E5.0 million. The Drugstore closed for renovations at the end of December, 2001. The renovations are expected to be completed in mid-2003.

  BY GEOGRAPHICAL AREA

  France

     Revenue in France was E383 million in 2001, up 12% from 2000's total of E342 million. This increase was due largely to a strong performance from Publicis Conseil, which reported revenue of E211 million, an increase of 8.6%. This more than offset the 2.5% decline in revenue at Medias & Regies Europe described above.

  Europe outside France

     Excluding France, our revenue in Europe increased by 33.2% in 2001 to E714 million. This strong increase reflects primarily the inclusion of a full year of results from Saatchi & Saatchi and three months of results from Zenithmedia. Despite generally unfavorable economic conditions, organic growth was fairly strong at 5.9%. Publicis Worldwide benefited from strong performances in the United Kingdom, the Netherlands, Germany, Switzerland, Finland and Greece. Revenue fell sharply, however, in Italy, Portugal and central Europe. Saatchi & Saatchi experienced declines throughout Europe except Germany, where it won several new accounts. Staff cutbacks were implemented in a number of countries, particularly the United Kingdom, Germany and the Netherlands.

  North America

     Communications revenue in North America increased from E688 million in 2000 to E1,035 million in 2001, again largely due to the inclusion of results from Zenithmedia and additional results from Saatchi & Saatchi. The economic slowdown in the United States and elsewhere, together with disruptions in business following the September 11 attacks, led to a decline in revenue on an organic basis (-1.2%). U.S. organic revenue growth generated by agencies in the Publicis Worldwide network was negative 3.2%, with Publicis & Hal Riney experiencing the most severe change. This decline was partially offset by substantial growth from Publicis agencies in Canada. Saatchi & Saatchi's revenue from the United States fell slightly on an organic basis (-1.4%): Below-expectations growth from its New York office offset successful performances by its Los Angeles office, healthcare unit Klemtner and ethnic agency Conill Advertising. Revenue from Fallon Worldwide's U.S. operations also fell markedly in 2001, in particular due to drastic cuts in spending by travel-related clients. Among SAMS-centered operations, Frankel and Nelson Communications both saw their U.S. revenue decline due to poor business conditions, and, in the case of Nelson Communications, the termination of some non-core operations. Zenithmedia and Optimedia generated double-digit organic revenue growth, reflecting the gain of a number of new accounts. Restructuring measures, including staff cutbacks, were taken at a number of U.S. operations, and one office, Saatchi & Saatchi's office in San Francisco, was closed. Two major account losses (Frito-Lay at Frankel in late 2001 and Saturn at Publicis & Hal Riney in early 2002) may affect the results of the relevant agencies in 2002. Staff cutbacks have continued into 2002 at some agencies, including Fallon's New York office.

  Rest of world

     In other areas of the world, we generated revenue of E302 million in 2001, up 48% from E204 million in 2000, due again to the additional contribution of Saatchi & Saatchi. On an organic basis, overall growth was 7.0%. In the Asia/Pacific region, a strong performance by Saatchi & Saatchi partially offset a contraction at Publicis Worldwide. Saatchi & Saatchi generated gains in China, Japan, Malaysia and Thailand, which more than compensated for declines in Australia, New Zealand, Singapore and India. Publicis operations in the Philippines, New Zealand and Japan had successful years, but others in the region saw their revenue contract. Revenue in the Middle East region grew 4.6% to E43 million in 2001, with both Publicis and Saatchi & Saatchi agencies recording gains despite declines in Israel. In Latin America, we generated E80 million in revenue, up 16% from 2000. Again, both the Publicis Worldwide and Saatchi & Saatchi Worldwide networks contributed significantly to this growth. Growth was strongest in Mexico, Brazil, Chile, Colombia, Venezuela and Puerto Rico, offsetting contraction in Peru and Argentina. However, income generated from the region fell, and Saatchi & Saatchi closed its Rio de Janeiro offices following the loss of a major account.

CONSOLIDATED OPERATIONS -- 2000 COMPARED TO 1999

  OUR COMPANY AS A WHOLE

  Revenue

     We generated E1.77 billion in revenue in 2000, up 69.8% from E1.04 billion in 1999. Growth from acquisitions (net of disposals) was 46%, including 25% resulting from the consolidation of Saatchi & Saatchi for the last four months of the year. Organic growth was 15%, resulting from favorable business conditions in most geographical areas and new business wins. According to Credit Suisse First Boston, our performance in generating new business in 2000 on a full year basis was the second best in the world among major advertising groups in terms of billings. Organic growth was 14.3% in our Communications businesses (primarily advertising) and 17% in Medias & Regies Europe. Changes in exchange rates, particularly the decline of the euro against the U.S. dollar, accounted for the remainder of the increase.

  Expenses

     Total operating expenses rose 67.7% to E1.45 billion in 2000 (up from E0.87 billion in 1999), principally due to the organic and acquisition-related growth of our operations. Staff costs rose 70.8% to E984 million (representing 55.6% of revenue), an increase slightly greater than the increase in revenue for the year; however, growth in other operating expenses of E179 million (61.5%) was significantly less than revenue growth.

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

  Exceptional income/charge

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

  BY BUSINESS DIVISION

  Communications

     Our Communications division generated revenue of E1,635 million in 2000, up 77.2% over 1999. Acquisitions, particularly of Saatchi & Saatchi, Fallon and Frankel, accounted for the majority of the increase. Substantial organic growth was generated by Publicis agencies in Europe, Canada and the Asia-Pacific region; Publicis & Hal Riney in the United States also recorded healthy growth. Within Saatchi & Saatchi, revenue rose 11.6% over a 12-month period in 2000 (from E645 million to E720 million), largely as a result of strong performances in the United Kingdom, Australia and Singapore.

  Other activities

     Revenue generated by our other activities grew 13.4% in 2000 to E135 million. Growth resulted from increased revenue in each category of Medias & Regies Europe's services: print (where revenue rose 11.2% to E39.5 million), radio (up 21.6% to E101 million), movie theaters (up 18.1% to E17 million) and billboards (up 20.8% to E65 million). Our movie theater advertising operations benefited from expansion into the Netherlands, Italy, Switzerland and Brazil. The increase in our billboard advertising revenue was due largely to Metrobus, which generated E33 million in revenue, up 31.6% from 1999. Revenue from the Champs-Elysees Drugstore declined from E6.7 million to E5.8 million.

  BY GEOGRAPHICAL AREA

  France

     Revenue in France was E342 million in 2000, up 16.3% from 1999's total of E294 million. This increase was due largely to the organic growth of our Communications and Medias & Regies Europe businesses. In our Communications division, strong growth was recorded in Publicis Dialog Europe, Media System and Publicis Consultants in direct marketing, human resources communications and corporate communications, respec-tively. The results of these operations offset weaker performances elsewhere. Medias & Regies Europe, where revenue was up 15.4% to E135 million, achieved good revenue growth in all its French businesses.

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

  North America

     Growth in our North American revenue more than tripled, rising from E214 million in 1999 to E688 million in 2000. This gain was due primarily to the acquisitions of Saatchi & Saatchi, Frankel and Fallon. The acquisition of Nelson Communications had a more limited effect, as its results were consolidated for only two months. We also generated substantial organic growth in communications in the United States, particularly through Publicis & Hal Riney and some Publicis Worldwide agencies. The income resulting from this growth was partially offset by the costs of expanding operations at Fallon (through Fallon Interactive, Brand Consulting and Duffy Design), Frankel (through its Siren and BrandGuard units, which are described under "-- Research and Development") and DeWitt Media (in connection with the launch of Optimedia in the United States).

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

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was E259 million in 2001, up from E228 million in 2000, reflecting an increase in the size of our operations and a corresponding increase in our income.

     Net cash flow from investing activities includes acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences in other investments and marketable securities. Net cash provided by investing activities was E72 million in 2001, compared to net cash used in investing activities of E656 million in 2000. Cash flow relating to acquisitions was positive, as the E241 million cash surplus Zenithmedia had when we began to consolidate it more than offset the E77 million in cash we used to acquire other firms. Moreover, E77 million represented a significant reduction in the amount of cash used in making acquisitions from 2000's total of E541 million.

     Net cash flow from financing activities includes dividends, changes in debt position and share repurchase programs. Net cash provided by financing activities fell to E100 million in 2001 from E572 million in 2000, a change resulting largely from a substantial reduction in the amount of new borrowings. In January, 2002, we issued E690 million in principal amount of notes due 2018. These notes bear interest at 1% annually, with a yield to maturity of 2.75%. The notes are convertible into our shares; we can, at our option, satisfy this conversion right with either new or existing shares.

     There are no significant legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances.

     Currently unused sources of liquidity include 5,310,120 shares of stock we own in the Interpublic Group. From 2003 until the end of 2007, our 2.0% notes due 2007 will be exchangeable for an aggregate of 4,885,950 of those shares.

     We expect that we will be able to satisfy our cash requirements for the next 12 months from cash flow generated by operations and additional bank loans, either new or under existing lines of credit. With respect to acquisitions made in the ordinary course of our business, our general policy is to avoid dilution of existing shareholders by using cash or treasury shares to make acquisitions, although we may incur some additional indebtedness in connection with acquisitions.

CAPITAL RESOURCES AND INDEBTEDNESS

     As of December 31, 2001, we had total outstanding financial indebtedness of E1,069 million, comprised of E549 million in bank loans, E200 million in obligations under our 2.0% notes due 2007, E316 million of bank overdrafts and E4 million in capitalized lease obligations. Our total financial indebtedness as of December 31, 2000 was E901 million. The increase during 2001 resulted primarily from acquisitions and a temporary increase in our need for working capital. These factors were partially offset by the consolidation of Zenithmedia, including its cash surplus of E241 million, in October, 2001.

     Of the total indebtedness outstanding at the end of 2001, E758 million was due within one year and the remainder was to become due within five years. Other than our obligations under the 2.0% notes due 2007, the majority of our debt bore interest at variable rates; the average annual interest rate for 2001 was 5.0%. Approximately 55% of the debt was denominated in euros and 31% was denominated in U.S. dollars. We used the majority of the proceeds from the issuance of our 1.0% notes due 2018 to refinance our short-term debt. As of March 1, 2002, E255 million of such debt remained outstanding.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

     Our capital expenditures (i.e., expenditures relating to (i) acquisitions net of disposals and (ii) property, plant and equipment) in 2001 were negative E72 million, compared to E656 million in 2000. Capital expenditures relating to property, plant and equipment rose to E108 million from E102 million in 2000, but expenditures relating to acquisitions went from E565 million to a surplus of E164 million (the E241 million cash surplus Zenithmedia had when we began to consolidate it net of the E77 million we used in making acquisitions). Expenditures associated with share repurchase programs amounted to E120 million in 2001, up from E34 million in 2000. Because our management board slated the shares repurchased in 2001 for use in our employee stock option plans, those shares are included in our December 31, 2001 balance sheet under the "cash and cash equivalents" heading.

RESEARCH AND DEVELOPMENT

     As described under "Information on the Company -- Business
Overview -- Operating Divisions -- Communications -- Research Programs," we have a variety of programs designed primarily to use psychological, anthropological and other methods to assess and enhance the efficiency of our advertising and communications services. In addition, we have developed a number of systems that use advanced technology to address clients' needs, including Siren Technologies, an in-store updateable digital signage system, and BrandGuard, an integrated on-line marketing and communications system designed to enhance clients' control of their brand assets.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

     Under U.S. GAAP, our net income (loss) amounted to E(647) million in 2001, E34 million in 2000 and E73 million in 1999, compared to E151 million, E128 million and E74 million, respectively, under French GAAP. Under U.S. GAAP, shareholders' equity amounted to E1,890 million at December 31, 2001, E2,622 million at December 31, 2000 and E580 million at December 31, 1999, compared to E283 million, E299 million and E345 million, respectively, under French GAAP.

     The differences between French GAAP and U.S. GAAP are more fully described in note 29 to our financial statements. In terms of their effect on our net income, the differences consist mainly of (i) the amortization of tangible assets, intangible assets and goodwill related to the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the derogatory method under French GAAP (which is similar to the pooling of interests method formerly available under U.S. GAAP), (ii) the change in contingent value rights issued in connection with the business combination with Saatchi & Saatchi, which is recognized in earnings under U.S. GAAP and resulted in a charge of E69 million in 2001; under French GAAP, those rights were not recorded as a liability until December 31, 2001, (iii) the impairment charge of E584 million recognized in earnings to write down the carrying value of the goodwill related to the acquisition of Saatchi & Saatchi to fair value, (iv) restructuring charges capitalized as part of net assets acquired for certain business combinations that are disallowed and charged to expense in 2001 under U.S. GAAP, (v) changes in the fair values of certain embedded derivatives inherent in our 2.0% notes due 2007, which are recognized in earnings under U.S. GAAP, but are considered to be off-balance sheet commitments under French GAAP, (vi) the impact of provisions recorded in our French financial statements in prior years that were not in accordance with U.S. GAAP requirements for recording provisions and contingencies and (vii) compensation arrangements related to acquisitions, which were recorded using the purchase accounting method in our French financial statements and are recorded as compensation expense when incurred under U.S. GAAP.

     In addition, classification differences between French GAAP and U.S. GAAP also give rise to differences in operating income, relating in particular to the amortization of goodwill.

     The differences between French GAAP and U.S. GAAP in terms of their effect on shareholders' equity at December 31, 2001, 2000 and 1999 relate primarily to
(i) the accounting for the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the derogatory method under French GAAP, (ii) the valuation of marketable securities, which are recorded at fair value under U.S. GAAP and historical cost under French GAAP, (iii) the impact of goodwill related to an acquisition in 1993 written-off to shareholders' equity under previous French accounting guidance, and (iv) the fact that under U.S. GAAP, treasury shares are deducted from shareholders' equity at the amount at which they were repurchased, while under French GAAP, they are recorded as an investment if they are reserved for issuance upon the exercise of stock options.

     In connection with our acquisition of Saatchi & Saatchi, we acquired approximately E503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. These net operating loss carryforwards expire between 2001 and 2011. In our French financial statements, deferred taxes were not recognized with respect to these carryforwards due to uncertainty regarding their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable "more likely than not" standard.

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

SUPERVISORY BOARD

     The supervisory board has the responsibility of exercising whatever ongoing supervisory authority over the management and operations of our company it deems appropriate. Throughout the year it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. The supervisory board also reviews the annual accounts prepared by the management board and presents a report on those accounts to the shareholders at the annual shareholders' meeting. It authorizes the management board to take actions related to strategic decisions, including those related to transactions that could substantially affect the scope of our activities and significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board. Our statuts provide that each member is elected by the shareholders at an ordinary general shareholders' meeting. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require. Pursuant to our statuts, each member of the supervisory board must own at least 200 of our shares.

     The following table sets forth, for each member of our supervisory board, the member's current function in our company and principal business activities outside of our company, the date the member's current term of office is scheduled to expire and the date the member joined the supervisory board.

ELISABETH BADINTER

Initially appointed              November 1987 (appointed as Chair of the
                                 Supervisory Board in April 1996)

Expiration Date of Current
Term                             June 2006

Principal Function in Publicis   Chair, Supervisory Board
                                 Chair, Supervisory Board of Medias & Regies
                                 Europe

Principal Business Activities    Lecturer, Ecole Polytechnique, and author
Outside Publicis                 Chair of Somarel

ROBERT BADINTER

Initially appointed              June 1996

Expiration Date of Current
Term                             June 2002

Principal Function in Publicis   Director

Principal Business Activities    Professor Emeritus, University of Paris I
Outside Publicis                 (Pantheon-Sorbonne)

SIMON BADINTER

Initially appointed              June 1999

Expiration Date of Current
Term                             June 2005

Principal Function in Publicis   Director

                                 Director and Director of Development of Medias & Regies Europe (U.S.A.)
                                 Chair and Chief Executive Officer of Medias & Regies America Inc. (U.S.A.)
                                 Director of International Development -- Medias & Regies Europe
                                 Member of Management Board of Metrobus,
                                 Intervoz Publicidade SA, Gestion Omni Media
                                 Inc. (Canada) and Omni Cleveland Inc. (U.S.A.)

Principal Business Activities    Member of the Management Board of Somarel

Outside Publicis

MONIQUE BERCAULT

Initially appointed              June 1998

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director
                                 Technical Consultant to the Chair of Medias &
                                 Regies Europe

Principal Business Activities    None
Outside Publicis

MICHEL CICUREL

Initially appointed              June 1999

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director

Principal Business Activities
Outside Publicis                 Chair of the Management Board of Compagnie
                                 Financiere Edmond de Rothschild Banque and
                                 Compagnie-Financiere Saint-Honore
                                 Chair of the Board of e-Rothschild Services
                                 Director of Francarep
                                 Member of the Board of Banque de Gestion Edmond de Rothschild (Monaco), Banque Privee Edmond de
                                 Rothschild (Geneva), LCF Rothschild Limited
                                 (London), Compagnie Financiere Holding Edmond et Benjamin de Rothschild (Geneva), Compagnie de Tresorerie Benjamin de Rothschild (Geneva),
                                 Bouygues Telecom, Cdb Web Tech (Italy), Cir
                                 International (Luxembourg) and Rexecode
                                 Permanent representative of Compagnie
                                 Financiere Edmond de Rothschild Banque on the board of Assurances Saint-Honore, Bollore
                                 Investissement, E. de Rothschild Corporate
                                 Finance, LCF Rothschild Asset Management, LCF
                                 Rothschild Financial Services and Equity Vision
                                 Permanent representative of
                                 Compagnie-Financiere Saint-Honore on the board of Cogifrance, Compagnie de Conseils des
                                 Assurances Saint-Honore and FCC (BFM)
                                 Member of the Silent Board of Rothschild & Cie
                                 Banque

MICHEL DAVID-WEILL

Initially appointed              June 1990

Expiration Date of Current
Term                             June 2002

Principal Function in Publicis   Director

Principal Business Activities
Outside Publicis                 Chair of Lazard LLC
                                 Chair and Chief Executive Officer of Lazard
                                 Freres Banque
                                 Chair and Managing Partner of Maison Lazard SAS
                                 Managing Partner of Lazard Freres SAS
                                 Managing Director of Lazard Freres & Co. LLC
                                 (U.S.A.) and Lazard Brothers & Co. Ltd (U.K.)
                                 Managing Partner of Partena and Partemiel
                                 Manager of Parteman and Parteger
                                 Member of the Board of Eurazeo and
                                 Fonds-Partener-Gestion
                                 Chair of the Board of Rue Imperiale
                                 Vice President and Director of the Danone Group
                                 Member of Investment Advisory Board of
                                 Corporate Advisors LP (U.S.A.)

SOPHIE DULAC

Initially appointed              June 1998 (appointed as Vice President in June
                                 1999)

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director, Vice President

Principal Business Activities    Manager of Sophie Dulac Productions
Outside Publicis                 Chair of the Board of Les Ecrans de Paris

HELENE PLOIX

Initially appointed              June 1998

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director

Principal Business Activities    Chair of Pechel Industries
Outside Publicis                 Member of the Board of Lafarge, Aquarelle.com
                                 Group, The Boots Company (U.K.), Ferring BV
                                 (Switzerland)
                                 Permanent representative of Pechel Indutries on the board of Financiere d'Or, Quinette Gallay, IDM, CVBG, Panoranet, CoSpirit, Xiring and
                                 Homerider

FELIX GEORGE ROHATYN

Initially appointed              June 2001

Expiration Date of Current
Term                             June 2007

Principal Function in Publicis   Director

Principal Business Activities    Chair of Aton Pharma Inc.
Outside Publicis                 Director of Comcast Corporation and Fiat SpA
                                 Member of the Board of Suez and LVMH Moet
                                 Hennessy Louis Vuitton

ROBERT SEELERT

Initially appointed              June 1998

Expiration Date of Current
Term                             June 2006

Principal Function in Publicis   Director, Chair of Saatchi & Saatchi

Principal Business Activities    None
Outside Publicis

AMAURY-DANIEL DE SEZE

Initially appointed              June 1998

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director

Principal Business Activities    Chair of COBEPA
Outside Publicis                 Member of the Board of Eiffage, International
                                 Metal Service, Groupe Bruxelles Lambert, Groupe
                                 Industriel Marcel Dassault, GIB Group, Power
                                 Corporation du Canada and Pargesa Holding SA
                                 Director of Gras Savoye

HENRI-CALIXTE SUAUDEAU

Initially appointed              November 1987

Expiration Date of Current
Term                             June 2006

Principal Function in Publicis   Director of Publicis Conseil
                                 Director of Publicis Real Estate Department

Principal Business Activities    None
Outside Publicis

GERARD WORMS

Initially appointed              June 1998

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director

Principal Business Activities
Outside Publicis                 Managing Partner of Rothschild et Cie Banque
                                 and Rothschild et Cie
                                 Chair of Chaine Thematique Histoire, S.G.I.M.
                                 Member of the Board of Metropole Te1evision,
                                 ODEO Degremont, Mercapital S.A., Paris-Orleans,
                                 SIACI and Editions Atlas Director of Francarep

BUSINESS EXPERIENCE OF SUPERVISORY BOARD MEMBERS

     ELISABETH BADINTER, born on March 5, 1944, is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and lecturer at the Ecole Polytechnique, and is the author of numerous books. She has been a member of our supervisory board since 1987 and its chair since 1996.

     ROBERT BADINTER, born on March 30, 1928, is the husband of Elisabeth Badinter. Mr. Badinter has served as the president of France's Constitutional Court. He has also been a practising attorney. He is now a professor of law at the Paris I University (Pantheon Sorbonne).

     SIMON BADINTER, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Medias & Regies Europe 1991. He was appointed director of Medias & Regies Europe's international business development department in 1996.

     MONIQUE BERCAULT, born on January 13, 1931, has held a variety of positions with our company since joining us in 1953. In 1972, she was named head of human resources at the predecessor company of Medias & Regies Europe.

     MICHEL CICUREL, born on September 5, 1947, is currently chair of Compagnie Financiere Edmond de Rothschild Banque and Compagnie-Financiere Saint-Honore. He was previously a senior official in the French Treasury Department, after which he served as deputy general manager of Compagnie Bancaire, general manager of Cortal Bank, president of Dumenil-Leble Bank and administrator, general manager and vice president of Cerus.

     MICHEL DAVID-WEILL, born on November 23, 1932, has held a variety of senior positions in the Lazard group, which he joined in 1961. Among other things, he is currently chair of Lazard LLC, chair and chief executive officer of Lazard Freres Banque and chair and managing partner of Maison Lazard SAS. He is also currently a vice president and director of the Danone Group.

     SOPHIE DULAC, born on December 26, 1957, is the niece of Elisabeth Badinter and granddaughter of Marcel Bleustein-Blanchet. Ms. Dulac is the founder and manager of a recruitment counselling company. She has been a member of our supervisory board since 1997 and a vice president of our company since 1999.

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

     FELIX GEORGE ROHATYN, born on May 29, 1928, served as the U.S. Ambassador to France from 1997 until 2000. He had previously been a managing director of Lazard Freres and Company. He joined Lazard Freres in 1948 and became a partner there in 1961. From 1968 to 1972, he also served as a member of the Board of Governors of the New York Stock Exchange. From 1975 to 1993, he was chair of the Municipal Assistance Corporation of the City of New York.

     ROBERT SEELERT, born on September 1, 1942, worked from 1966 to 1989 for General Foods Corporation, serving as president and chief executive officer of its Worldwide Coffee and International Foods subsidiary from 1986 until 1989. He served as president and chief executive officer of Topco Associates, Inc. from 1989 to 1991 and held the same positions for Kayser Roth Corporation from 1991 to 1994. He became chief executive officer of Cordiant in 1995 and took the same position with Saatchi & Saatchi in 1997. He was appointed chair of Saatchi & Saatchi in 1999.

     AMAURY-DANIEL DE SEZE, born on May 7, 1946, has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as chair from 1986 to 1993. From 1990 to 1993, he was also president of Volvo's European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). He has served on the boards of the French Postal Service, Schneider, Sema Group, Bruxelles Lambert Group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage, among others.

     HENRI-CALIXTE SUAUDEAU, born on February 4, 1936, joined our company in 1989 and served as president of our Drugstore subsidiary until 1999. Prior to 1989, he was an estate administrator and real estate valuation consultant for the French court system. He has led our real estate department since 1997.

     GERARD WORMS, born on August 1, 1936, began his career as a technical adviser in the French civil service. Beginning in 1972, he held general management positions at the Hachette Group, the Rhone Poulenc Group and then at Societe Generale de Belgique. From 1990 to 1995, he served as chair and chief executive officer of the Compagnie de Suez and chair of the Indosuez Bank. From 1995 to 1999, he was chair of the Conseil des Commanditaires of Rothschild et Cie Banque (Paris).

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

     Pursuant to our statuts, the management board must have at least two but no more than five members. Our supervisory board may fill any vacancies on the management board within two months. The supervisory board also appoints one of the members of the management board as chair. Under French law, the chair of the management board is appointed and may be removed as chair (but not as a member of the management board) at any time by the supervisory board with or without cause. A member of our management board may be removed by the shareholders or by the supervisory board. The management board meets as often as the interests of our company requires. Under French law, members of the management board must be natural persons, but need not be shareholders of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the management board may serve.

     The following table sets forth, for each member of our management board, the member's current function in our company and principal business activities outside of our company, the date the member's current term of office is scheduled to expire and the date the member joined the management board.

MAURICE LEVY

Initially appointed              November 1987

Expiration Date of Current
Term                             December 2003

Principal Function in Publicis   Chair of the Management Board
                                 Chair and Chief Executive Officer of Publicis
                                 Conseil, MLMS, Publicis.Net, Inc. (U.S.A.),
                                 Publicis USA Holdings, Inc. (U.S.A.)
                                 Vice President of the Supervisory Board of
                                 Medias & Regies Europe
                                 Member of the Board of Publicis.Eureka
                                 (Singapore), Publicis.Romero (Mexico), Publicis
                                 Communication (South Africa), Publicis
                                 Johannesburg (South Africa), Publicis Cape Town
                                 (South Africa), Publicis.Capurro (Argentina),
                                 Publicis Communications (Australia), Publicis
                                 Communications (New Zealand), Publicis
                                 (Canada), Publicis.Unitros (Chile),
                                 Publicis.Welcomm (Korea), Publicis.Ariely
                                 (Israel), Publicis USA Holdings, Inc. (U.S.A.),
                                 Fallon Worldwide (U.S.A.), Frankel (U.S.A.),
                                 Publicis & Hal Riney (U.S.A.), Publicis.Wet
                                 Desert (Malaysia), Publicis.Pakistan
                                 (Pakistan), Publicis.Ad-Link (China), Publicis
                                 Casadevall Pedreno (Spain) and Publicis MMS
                                 (U.K.)
                                 Director of Publicis Centre Media and Cereol
                                 Manager of MLMS Gestion
                                 Permanent Representative of Publicis Groupe SA on the board of Publicis Technology
                                 Permanent Representative of Publicis Conseil on the board of Verbe
                                 Permanent Representative of Publicis.Net, Inc.
                                 on the board of Publicis e.brand
                                 Permanent Representative of MLMS Gestion on the board of MLMS 2

Principal Business Activities    None
Outside Publicis

BRUNO DESBARATS-BOLLET

Initially appointed              November 1987

Expiration Date of Current
Term                             December 2003

Principal Function in Publicis   Director
                                 Chief Executive Officer of Medias & Regies
                                 Europe
                                 Director of MLMS 2
                                 Member of the Board of MLMS and S.O.P.A.C.T.
                                 Member of the Management Committee of SAS Le
                                 Monde 2 Publicite and SAS 1-Regie.com
                                 Manager of Regie 1, Espaces Liberation,
                                 Regiscope and Consumer Medias
                                 Permanent Representative of Medias & Regies
                                 Europe on the board of Le Monde Publicite, SO.MU.PI, SAS Groupe Publicis Services,
                                 Intervoz Publicidade (Portugal), Metrobus,
                                 Mediavision SA, Promo Metro, S.M.A., SODEX and
                                 S.P.P.

Principal Business Activities    None
Outside Publicis

KEVIN ROBERTS

Initially appointed              September 2000

Expiration Date of Current
Term                             December 2003

Principal Function in Publicis   Director
                                 Chief Executive Officer of Saatchi & Saatchi

Principal Business Activities    Trustee -- Team New Zealand
Outside Publicis

BERTRAND SIGUIER

Initially appointed              June 1999

Expiration Date of Current
Term                             December 2003

Principal Function in Publicis   Director
                                 Director of Publicis BCP (Canada), Publicis &
                                 Hal Riney (U.S.A.), Publicis (Italy), Optimedia
                                 Italia / More Media Italia, Carmi & Ubertis
                                 Design (Italy), Publicis Hellas Advertising
                                 (Greece) and Publicis Worldwide B.V.
                                 (Netherlands)
                                 Member of the Board of Publicis Cachemire,
                                 Publicis Technology, Gantois SA and HM Editions
                                 Permanent Representative of Publicis.Net, Inc.
                                 on the board of Institutionnel Design

Principal Business Activities    None
Outside Publicis

BUSINESS EXPERIENCE OF MANAGEMENT BOARD MEMBERS

     MAURICE LEVY, born on February 18, 1942, joined our company in 1971 and was given responsibility for our data processing and information technology systems. He was successively appointed corporate secretary (1973), managing director
(1976) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of our company in 1986 and chair of our management board in 1988.

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

     KEVIN ROBERTS, born on October 20, 1949, joined Saatchi & Saatchi Worldwide as chief executive officer and Cordiant as a director in 1997. In 1999, he became chief executive officer of Saatchi & Saatchi. Mr. Roberts had previously been a group marketing manager for Procter & Gamble, which he left in 1982 to become regional president of Pepsi-Cola Middle East. In 1987, he was appointed regional president of Pepsi-Cola Canada. He became chief operating officer and director of Lion Nathan Limited in 1989.

     BERTRAND SIGUIER, born on June 10, 1941, was a financial analyst at the Neuflize Schlumberger Mallet Bank from 1967 to 1969. He joined our account management department in 1969. Throughout his tenure with us, Mr. Siguier has been involved with managing some of our most important client accounts. He served as deputy manager and international coordinator of Publicis Intermarco Farner from 1974 until 1979, when he became deputy managing director of our agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as vice president of Publicis Communication in 1988. He has been a member of our management board since 1999.

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

                                  COMPENSATION

     Our directors as a group (which, as noted above, includes our senior managers) received aggregate compensation during the 2001 fiscal year of approximately E5.5 million for services to our company and its subsidiaries. This amount includes bonuses and directors' fees. Bonuses are paid to members of our management board based upon an analysis of our performance for the year conducted by our compensation committee. We granted our directors as a group 220,000 options in 2001. These options have an exercise price of E33.18 and will expire in 2011. In addition, we conditionally granted our directors as a group 278,057 options, each with an exercise price of E29.79. The conditional grant will be finalized upon the satisfaction of specified performance goals. The conditionally granted options will expire 10 years after a determination that the applicable goals have been reached. We did not set aside or accrue any funds to provide pension, retirement or similar benefits for our directors in their capacities as such during the 2001 fiscal year.

                                BOARD PRACTICES

     Our supervisory board has established an appointments and remuneration committee and an audit committee. The appointments and remuneration committee is currently comprised of Elisabeth Badinter,

Henri-Calixte Suaudeau and Gerard Pedraglio. Elisabeth Badinter chairs the committee. The committee reviews, and makes recommendations to the supervisory and management boards concerning, the appointment of managers of our company and our principal subsidiaries and the remuneration of those managers.

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

                                   EMPLOYEES

     As of December 31, 2001, we employed approximately 20,592 people worldwide:

                                                              AT DECEMBER 31, 2001
                                                               APPROXIMATE NUMBER
                                                                  OF EMPLOYEES
                                                              --------------------
Communications..............................................         19,373
Other Activities............................................          1,219

     Our employees are distributed geographically as follows:

France......................................................          3,521
Rest of Europe..............................................          6,183
Northern America............................................          6,372
Rest of World...............................................          4,516

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

                                SHARE OWNERSHIP

     Except as described under "Major Shareholders and Related Party Transactions -- Major Shareholders," none of our directors owns 1% or more of our shares. Our directors as a group directly own approximately 6.3% of our shares. See "Major Shareholders and Related Party Transactions -- Major Shareholders" for further information concerning ownership of our shares by certain of our directors. Our directors as a group also own options to purchase 841,227 of our shares. These options have exercise prices ranging from E4.9 to E33.18 per share and will expire between 2005 and 2015.

     We have a number of stock option plans for the benefit of our directors, managers and other employees. In addition, before we acquired them, Saatchi & Saatchi and Nelson Communications had in place stock option plans for their directors and employees. When the acquisitions of each of those firms was completed, options under the relevant plans were converted into options to purchase our shares. See notes 26 and 29 to our financial statements for a summary of each of the plans we currently maintain.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     As of April 2, 2002, to the best of our knowledge, no person holds 5% or more of our shares, except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.

     Below we show the number of our shares held by certain shareholders, and the percentage ownership in our company of those shareholders, as of December 31, 2001.

                                                                            PERCENTAGE OF
SHAREHOLDER                                                   SHARES HELD   TOTAL SHARES
-----------                                                   -----------   -------------
Societe Anonyme Somarel.....................................  30,960,000        22.18%(1)
Elisabeth Badinter..........................................   7,766,800         5.56%(1)(2)
Treasury Stock..............................................   4,630,000         3.32%

---------------

(1) Does not reflect the effect on voting power of the double voting rights provision of our statuts referred to above. Including the effect of that provision, Somarel held approximately 35.61% of our total voting power and Ms. Badinter held approximately 8.93% (or 44.54% if the voting power of shares held by Somarel is included).

(2) Does not include Ms. Badinter's indirect interest in our company held through Somarel. Including that indirect interest, her interest in our company is approximately 16.93%.

     Below we show the percentage ownership in our company of the persons listed above, and one additional shareholder, as of December 31, 1998, 1999 and 2000.

                                                                PERCENTAGE OF
                                                                 TOTAL SHARES
                                                              ------------------
SHAREHOLDER                                                   1998   1999   2000
-----------                                                   ----   ----   ----
Societe Anonyme Somarel.....................................  34.5%  32.8%  22.4%
The Putnam Company..........................................    --    5.4%   6.8%
Elisabeth Badinter(1).......................................   8.7%   8.2%   5.6%
Treasury Stock..............................................   1.2%   4.4%   5.1%

---------------

(1) Does not include Ms. Badinter's indirect interest in our company held through Somarel. Including that indirect interest, her percentage ownership of our company as of December 31, 1998, 1999 and 2000 was 22.8%, 22.3% and 15.2%, respectively.

SOMAREL

     Somarel is owned primarily by descendants of our founder, Marcel Bleustein-Blanchet, and our current and former directors and employees. To the best of our knowledge, approximate ownership of Somarel's ordinary shares is currently as follows:

     -- Elisabeth Badinter and her children (see below) -- 51.29%;

     -- Publicis employees -- 18.55%;

     -- Institutional investors -- 18.55%;

     -- Sophie Dulac -- 7.98%;

     -- Michele Bleustein-Blanchet, daughter of Marcel
        Bleustein-Blanchet -- 2.42%; and

     -- Nicolas Rachline, grandson of Marcel Bleustein-Blanchet -- 1.21%.

     Elisabeth Badinter holds the "usufruct" interests in the indicated shares of Somarel, and each of her three children -- one of whom is Simon
Badinter -- hold the "bare legal title" to one-third of those shares. Generally, the bare legal title in a share carries the right to vote at extraordinary general meetings of shareholders and makes its holder the record holder of the share. The usufruct interest carries other voting rights and the right to receive dividends associated with the share.

     All Somarel shareholders are party to a shareholders' agreement pursuant to which they will agree to approve a merger of Somarel into our company by June 30, 2003 at the latest. In the merger, the Somarel shareholders will exchange their shares for an economically equivalent number of shares of our company.

VOTING POWER OF FOUNDING FAMILY, DIRECTORS AND STAFF

     Giving effect to the provision of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that at least 45% of the voting power of our company is held by descendants of Marcel Bleustein-Blanchet and our directors and employees. To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation or any governmental entity.

OWNERSHIP BY U.S. HOLDERS

     To the best of our knowledge, as of December 31, 2001, approximately 14.8 million, or 16.7%, of our bearer shares (including shares represented by ADSs) were held in the United States by approximately 139 holders.

                           RELATED PARTY TRANSACTIONS

     Except as described under "Directors, Senior Management and Employees -- Directors and Senior Management -- Additional Information," our company (inclusive of its subsidiaries) has not, since January 1, 2000, engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions.

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

DIVIDEND POLICY

     We intend to pay a dividend of E0.22 per share, plus a tax credit of E0.11 per share, with respect to the 2001 fiscal year to persons who held our shares as of February 28, 2002. This represents a 13% increase over the dividend paid with respect to the 2000 fiscal year. Our current intention is to continue our dividend growth in order to reach a dividend yield close to the average for stocks listed on Euronext Paris. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See "Additional Information -- Memorandum and Articles of
Association -- Rights, Preferences and Restrictions Applicable to Our
Shares -- Dividends."

                              SIGNIFICANT CHANGES

     See "Operating and Financial Review and Prospects -- Outlook for 2002."

ITEM 9:  THE OFFER AND LISTING

                           OFFER AND LISTING DETAILS

MARKET PRICE INFORMATION

     Our shares trade on Euronext Paris and, since September 12, 2000, our ADSs have traded on the New York Stock Exchange. The tables below set forth, for the periods indicated, the reported high and low sales prices of our shares on the Euronext Paris in euros and the reported high and low sales prices of our ADSs on the New York Stock Exchange in dollars.

                                                              EURONEXT PARIS        NYSE
                                                              ---------------   -------------
                                                               HIGH     LOW     HIGH     LOW
                                                              ------   ------   -----   -----
LAST SIX MONTHS
March, 2002.................................................  39.45    30.30    34.95   26.87
February, 2002..............................................  30.52    26.85    26.35   23.00
January, 2002...............................................  32.85    26.80    29.22   23.75
December, 2001..............................................  33.20    26.55    29.25   23.70
November, 2001..............................................  30.85    24.44    26.54   22.54
October, 2001...............................................  26.84    15.83    23.68   14.75
LAST TWO YEARS BY QUARTER
2002
  First Quarter.............................................  39.45    26.80    34.95   23.00
2001
  Fourth Quarter............................................  33.20    15.83    29.25   14.75
  Third Quarter.............................................  30.70    16.12    26.45   16.40
  Second Quarter............................................  38.77    27.50    34.40   23.90
  First Quarter.............................................  39.27    31.35    36.88   28.00
2000
  Fourth Quarter............................................  41.89    29.10    36.25   25.75
  Third Quarter.............................................  45.89    33.50       --      --
  Second Quarter............................................  57.00    37.05       --      --
  First Quarter.............................................  69.70    33.00       --      --
LAST FIVE YEARS
2001........................................................  39.27    15.83    36.88   14.75
2000........................................................  69.70    29.10    37.44   25.75
1999........................................................  38.50    11.70       --      --
1998........................................................  16.48     7.29       --      --
1997........................................................   9.71     6.88       --      --

     We urge you to obtain current market quotations.

ITEM 10:  ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

     Under Article 2 of our statuts, our corporate purposes are to:

     -- produce and develop publicity;

     -- organize shows and radio or television broadcasts, set up radio, television and other programs, use movie theaters, recording or broadcasting studios and projection and viewing rooms, publish documents and publish music, sketches, scripts and theater productions; and

     -- carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above in order to foster our growth.

     We may also acquire interests in other businesses, regardless of such businesses' purposes.

DIRECTORS

     Our statuts provide that a member of our supervisory board must own at least 200 of our shares for as long as he or she serves as a director. Members of our management board are not required to own any of our shares.

     Each director is eligible for reappointment upon the expiration of his or her term of office. Members of the supervisory board serve six year terms. Members over 75 years of age may not constitute more than one-third of the supervisory board. Should this limit be exceeded, the oldest member of the supervisory board will automatically be retired. Members of the management board serve four year terms. No member of the management board may serve after the ordinary shareholders' meeting following his or her 70th birthday. The members of the management board may be dismissed either by the supervisory board or by the shareholders at a general meeting. The members of the supervisory board may be dismissed only by the general meeting of shareholders.

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

RIGHTS, PREFERENCES AND RESTRICTIONS APPLICABLE TO OUR SHARES

  DIVIDENDS

     Dividends on our shares are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the management board in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our management board can effect the distribution of interim dividends at any time until our financial statements for the relevant year are approved by shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

  VOTING RIGHTS

     Each of our shares carries the right to cast one vote in shareholder elections, except that a share held by the same shareholder in registered form for at least two years carries the right to cast two votes. There is no requirement in the French commercial code or our statuts that requires directors to serve concurrent terms. Accordingly, fewer than all of the members of our supervisory board will ordinarily stand for reelection at any particular shareholders' meeting.

  LIQUIDATION RIGHTS

     If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

  PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to those securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the holder to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering, and may be listed on the Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the relevant securities issuance must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

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

     Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

     -- electing, replacing and removing members of the supervisory board;

     -- appointing independent auditors;

     -- declaring dividends or authorizing dividends to be paid in shares;

     -- approving the company's annual financial statements; and

     -- issuing debt securities.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

     -- changing our company's name or corporate purpose;

     -- increasing or decreasing our share capital;

     -- creating a new class of equity securities;

     -- authorizing the issuance of investment certificates or convertible or exchangeable securities;

     -- establishing any other rights to equity securities;

     -- selling or transferring substantially all of our assets; and

     -- voluntarily liquidating our company.

  Calling shareholders' meetings

     The French commercial code requires our management board to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The management board and the supervisory board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the management board and our supervisory board fail to convene an annual shareholders' meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

     -- one or several shareholders holding at least 5% of our share capital;

     -- in cases of urgency, designated employee representatives or any interested party;

     -- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company; or

     -- in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances.

     Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders' meeting after a public offer to acquire control of our company or a sale of a controlling stake in our capital.

  Notice of shareholders' meetings

     We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires (the "BALO"). The preliminary notice must first be sent to the Commission des Operations de Bourse (the "COB"). The COB also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the management board within ten days of the publication of the notice.

     We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the COB.

     In general, shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the supervisory board regardless of whether this action is on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the management board (within ten days of the publication of the preliminary notice in the BALO) by:

     -- designated employee representatives;

     -- one or several shareholders holding a specified percentage of shares; or

     -- a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights in our company.

     The management board must submit properly proposed resolutions to a vote of the shareholders.

     During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the management board relating to the agenda for the meeting. The management board must respond to these questions during the meeting.

  Attendance and voting at shareholders' meetings

     Each share confers on the shareholder the right to cast one vote, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights. Shareholders may attend ordinary meetings and extraordinary shareholders' meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

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

     Proxies will be sent to any shareholder on request. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chair of the meeting will vote blank proxies in favor of all resolutions proposed by the management board and against all others.

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

  Quorum

     The French commercial code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

     -- an ordinary general meeting; or

     -- an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

     The quorum requirement is one-third of the shares entitled to voting rights, determined on the same basis, for any other extraordinary general meeting.

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

  Majority

     Holders of a simple majority of a company's voting power present, voting by mail or represented by proxy may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the voting power present, voting by mail or represented by proxy is required.

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

  LIMITATIONS ON RIGHT TO OWN SECURITIES

     Our statuts contain no provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See "-- Exchange Controls" for a description of certain requirements imposed by the French commercial code.

  ANTI-TAKEOVER PROVISIONS

     Our statuts provide double voting rights for shares held by the same shareholder for at least two years. Our statuts further provide that any person or group that fails to notify us within 15 days of acquiring or disposing of 1% or any multiple of 1% of our shares will be deprived of voting rights for shares in excess of the unreported fraction. In addition, our statuts provide that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with this requirement may be deprived of voting rights until the required disclosure is made. Finally, our shareholders have authorized our management board to increase our capital in response to a third party tender offer for our shares. The exercise of this authority would be subject to the control of the COB.

  ANTI-TAKEOVER EFFECTS OF APPLICABLE LAW AND REGULATIONS

     The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (the "CMF") within five trading days of the date it crosses these thresholds.

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

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of his or her voting rights suspended for up to five years by the Commercial Court at the request of the chair, any shareholder or the COB, and may be subject to a fine.

     The French commercial code authorizes French companies to require persons holding their shares in bearer form to disclose the beneficial owner(s) of those shares. The voting and dividend rights associated with the shares can be suspended until the required disclosure is made.

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

     In addition, a number of provisions of the French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

     -- limitations on the voting power of shareholders; and

     -- shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

                               MATERIAL CONTRACTS

     The principal terms of our material contracts are described under "Information on the Company -- History and Development of the Company -- Recent Developments -- Bcom3 Merger."

                               EXCHANGE CONTROLS

     The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

     -- the acquiring party's intentions; and

     -- the acquiring party's ability to elect directors, and financial reliance by us on the acquiring party.

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

                                    TAXATION

     The following discussion is a summary description of the material U.S. and French tax consequences that may apply to you as a holder of our shares.

     This discussion applies only to holders who are U.S. Tax Residents. A "U.S. Tax Resident" is a holder who:

     -- is not a French tax resident,

     -- is a tax resident of the United States pursuant to Article 4 of the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (which was signed on August 31, 1994 and generally became effective on January 1, 1996) (the "Treaty");

     -- is a citizen or resident of the United States for U.S. federal income tax purposes, is a United States domestic corporation or is otherwise subject to United States federal income taxation on a net income basis in respect of our shares; and

     -- does not hold our shares in connection with a permanent establishment or a fixed base in France through which the holder carries on a business or performs personal services.

     Further, this discussion applies only to holders for whom all the following requirements are met:

     -- the holder owns, directly or indirectly, less than 10% of our share capital;

     -- the holder is a U.S. Tax Resident;

     -- the holder is entitled to the benefits of the Treaty under the "limitations on benefits" article of the Treaty (Article 30);

     -- the ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

     -- the holder holds our shares as capital assets, and

     -- the holder's functional currency is the U.S. dollar.

     YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF OUR SHARES, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares as part of a conversion transaction or constructive sale, among others. Those special rules are not discussed in this annual report. This description does not address all aspects of U.S. and French tax laws and tax treaties that may be relevant in light of the particular circumstances of a U.S. Tax Resident holder of our shares. This description is based on U.S. and French tax laws, conventions and treaties in force as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or different interpretations. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions. The individual circumstances of each U.S. Tax Resident holder may affect the tax consequences of holding and disposing of our shares. The particular facts or circumstances of a U.S. Tax Resident holder that may so affect the consequences are not discussed here. All holders of our shares are advised to consult their own tax advisers as to the particular tax consequences to them of acquiring, owning and disposing of our shares, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax laws.

  TAXATION OF DIVIDENDS

     Withholding Tax. Dividends paid to a shareholder having his or her tax residence outside France by a French company are generally subject to a 25% French withholding tax under French tax laws.

     Under the Treaty, this withholding tax is reduced to 15% if all the following conditions are met:

     (i)  our shares are beneficially owned by a U.S. Tax Resident,

     (ii) such ownership is not effectively connected with a permanent establishment or a fixed base that the holder has in France, and

     (iii) the holder has previously established that he or she is a U.S. Tax Resident in accordance with the following procedures:

      -- the U.S. Tax Resident must complete French Treasury Form RF1 A EU-No.
         5052 (or 5053 if the dividends do not give right to the avoir fiscal) and send it to the paying establishment before the date of payment of the dividend.

      -- if the U.S. Tax Resident cannot complete French Treasury Form RF1 A
         EU-No. 5052 before the date of payment of the dividend (and provided that the dividend gives right to the avoir fiscal), he or she may complete a simplified certificate and send it before receiving such payment to the institution which holds the shares on its behalf. This certificate must state that the beneficial owner fulfills the following conditions:

        -- the holder is a U.S. Tax Resident;

        -- the holder's ownership of the shares is not effectively connected with a permanent establishment or a fixed base in France;

        -- the holder owns all the rights attached to the full ownership of the shares including, among other things, the dividend rights;

        -- the holder fulfills all the requirements under the Treaty to be entitled to the reduced rate of withholding tax, and

        -- the holder claims the reduced rate of withholding tax.

     If a U.S. Tax Resident has not completed French Treasury Form RF1 A EU-No. 5052 (or 5053) or the simplified certificate before the dividend payment date, the paying establishment will deduct French withholding tax at the rate of 25%. In that case, the holder may claim a refund of the excess withholding tax by completing French Treasury Form RF1 A-No. 5052 (or 5053) and sending it, by intermediary of the paying establishment, to the French tax authorities before December 31 of the second calendar year following the calendar year during which the withholding tax is levied.

     Under (i) and (ii) above, the 15% withholding tax rate may also apply to dividends paid to a U.S. partnership or similar pass-through entity as described in article 4.2.(b)(iv) of the Treaty and whose income is subject to U.S. tax either in its hands or in the hands of its partners who are U.S. Tax Residents ("U.S. Tax Resident Partnership").

     Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. Tax Residents who will own their shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisors as to the conditions and formalities under which they may benefit from the above-mentioned reduction of the French withholding tax.

     Avoir fiscal. Under the Treaty, the following U.S. Tax Residents may be entitled to a payment from the French Treasury, called the avoir fiscal:

     -- individuals;

     -- U.S. domestic corporations, other than regulated investment companies, that own, directly or indirectly, less than 10 % of our share capital;

     -- U.S. corporations that are regulated investment companies and that own, directly or indirectly, less than 10 % of our share capital, provided that less than 20 % of the shares of these regulated investment companies are beneficially owned by persons who are neither citizens nor residents of the U.S.; or

     -- U.S. Tax Resident Partnerships, but only to the extent that their partners qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and the related avoir fiscal.

     The avoir fiscal, if any, is equal to:

     -- 50 % of the dividends paid for U.S. Tax Resident individuals or for U.S.
        Tax Resident corporations owning at least 5% of the financial and voting rights in our company, provided that, among other conditions, such corporations subscribed for our shares upon issuance or commit themselves to hold the shares for at least two years. This commitment requires specific French formalities to be observed before the payment of the first dividend; or

     -- 15% of the dividends paid for any other U.S. Tax Resident shareholder.

     If the U.S. Tax Resident is eligible, he or she may claim a payment equal to the avoir fiscal, less a 15% withholding tax on this avoir fiscal, provided that all the following conditions are met:

     (i) the dividend, if received by a resident of France, would entitle such resident to a tax credit ("avoir fiscal")

     (ii)  our shares are beneficially owned by a U.S. Tax Resident;

     (iii) the holder's ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

     (iv) the holder owns all the rights attached to the full ownership of our shares including, among other things, the dividend rights;

     (v) the holder, or its partners (in the case of U.S. Tax Resident Partnerships), is subject to U.S. income tax on the payment of the dividend and the related avoir fiscal; and

     (vi) the holder, or its partners (in the case of U.S. Tax Resident Partnerships), fulfills all the requirements under the Treaty to be entitled to the transfer of the avoir fiscal.

     If a holder is entitled, the avoir fiscal may be claimed by completing French Treasury Form RF1 A EU-No. 5052 and (if not previously sent to claim the benefit of the 15% withholding tax rate) sending it, by intermediary of the paying establishment, to the French tax authorities before December 31 of the second year following the year during which the dividend is paid.

     The avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of our shares files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 of the calendar year following the end of the calendar year in which the dividend is paid.

     Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. Tax Residents who will own our shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisors as to the conditions and formalities under which they may benefit from the above-mentioned transfer of the avoir fiscal.

     Other entities. Additional specific rules apply to tax-exempt U.S. pension funds and various other U.S. entities, including certain state-owned institutions (with respect to dividends derived from the investment of retirement assets) and not-for-profit organizations mentioned in article 4.2.(b)(i) and (ii) of the Treaty and U.S. Tax Resident individuals (with respect to dividends they beneficially own and that are derived from individual retirement accounts).

     These entities or persons may be eligible for a reduced withholding tax rate of 15% subject to the same withholding tax filing requirements as eligible U.S. Tax Resident holders, except that they may have to supply additional documentation evidencing their entitlements to these benefits. These entities or persons are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal less a 15% withholding tax on this partial avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and that they satisfy the filing formalities specified in U.S. Internal Revenue Service regulations.

     These entities or persons are advised to consult their own tax advisers as to the conditions under which they may benefit from the above-mentioned reduction of the French withholding tax and transfer of a partial avoir fiscal.

     The precompte. A French company must pay an equalization tax known as the "precompte" to the French Treasury if it distributes dividends which give right to the avoir fiscal out of:

     -- Profits that have not been taxed at the ordinary corporate income tax rate; or

     -- Profits that have been earned more than five years before the distribution.

     The amount of the precompte is equal to 50% of the net dividends before withholding tax. If we pay the precompte:

     -- the U.S. Tax Resident shareholders entitled to the full or partial transfer of the 15% avoir fiscal would also generally be entitled to the full or partial transfer of a specific tax credit equal to 70% of the precompte effectively paid by us (as opposed to the precompte paid by offsetting French and/or foreign tax credits) less a 15% withholding tax on both the 15% avoir fiscal and the 70% specific tax credit;

     -- the U.S. Tax Resident shareholders that are not entitled to the full transfer of the avoir fiscal may generally be entitled to a refund from the French Treasury of the precompte effectively paid by us (as opposed to the precompte paid by offsetting French and/or foreign tax credits) with respect to the dividends distributed to them. Under the Treaty, the amount of the precompte refunded to U.S. Tax Residents is reduced by the 15% withholding tax and by any partial avoir fiscal (including any potential 70% specific tax credit). The refund of the precompte is subject to specific filing requirements; U.S. Tax Resident shareholders should consult their own tax advisors as to the conditions and filing requirements under which they may benefit from this refund.

Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. Tax Residents who will own their shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisors as to the conditions and formalities under which they may benefit from the above-mentioned provisions.

     U.S. Federal Income Taxes. For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent they are paid or declared paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source "financial services" income for foreign tax credit purposes.

     Also for U.S. federal income tax purposes, the amount of any dividend paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of euros. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     -- first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those shares; and

     -- second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

     For U.S. federal income tax purposes, the amount of the precompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the precompte will generally constitute foreign source "financial services" income for foreign tax credit purposes. The amount of any precompte paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euros.

  TAXATION OF CAPITAL GAINS

     Under French tax law, capital gains realized upon the sale of our shares by holders who are not French residents for French tax purposes (and who do not hold their shares in connection with a permanent establishment or a fixed base in France) are not taxable in France provided that the vendor and any related persons have not directly or indirectly held more than 25% of rights to our earnings ("droits aux benefices sociaux") at any time during the five years preceding the sale.

     If the holder is a U.S. Tax Resident, the holder will not be subject to French tax on any capital gain if the holder sells or exchanges its shares, unless the holder has a permanent establishment or fixed base in France and the shares sold or exchanged were part of the business property of that permanent establishment or fixed base.

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

  PFIC

     We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

     -- 75% or more of our gross income is passive income; or

     -- our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

     If we were to become a PFIC, the tax applicable to distributions on our shares and any gains you realize when you dispose of our shares may be less favorable to you. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you purchase our shares.

  FRENCH ESTATE AND GIFT TAXES

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978", if an individual holder transfers its shares in our company by gift, or if they are transferred by reason of the holder's death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

     -- the individual holder is domiciled in France at the time of making the gift, or at the time of the individual holder's death; or

     -- the individual holder used our shares in conducting a business through a permanent establishment or fixed base in France, or the individual holder held our shares for that use.

  FRENCH WEALTH TAX

     The French wealth tax does not generally apply to our shares if the holder is an individual who is a tax resident of the United States for purposes of the Treaty, provided that:

     -- the individual holder does not own, alone or with related persons, directly or indirectly, shares, rights or interests the total of which gives right to at least 25% of our earnings; and

     -- the shares are not held in connection with a permanent establishment or a fixed base in France.

     Under French tax law, an individual having his or her tax residence outside France is taxable only on such individual's French assets. However, financial investments made by such individuals, provided they represent less than 5% of the share capital of the French company and are made in companies other than real property companies, are exempt from wealth tax.

  UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments on our shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 30% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

                              DOCUMENTS ON DISPLAY

     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Our company is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

     -- to obtain jurisdiction over our company or our directors in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

     -- to enforce judgements obtained in such actions against us or our directors;

     -- to obtain judgements against us or our directors in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

     -- to enforce against us or our directors in non-U.S. courts judgements of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

     Each of the foregoing statements applies to our auditors as well.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our global operating activities and our financing activities, we are subject to various market risks relating primarily to foreign currency exchange rate risk and interest rate risk.

INTEREST RATE RISK

     In the course of our operations, we are exposed to risks related to interest rate changes, primarily as a result of the credit facilities used to finance our investment activity and to maintain financial liquidity.

     As of December 31, 2001, we had total outstanding financial indebtedness of E1,069 million, comprised of E549 million in bank loans, E200 million in obligations under our 2.0% notes due 2007, E316 million of bank overdrafts and E4 million in capitalized lease obligations. Of the total, E758 million was due within one year and the remainder was to become due within five years. Other than our obligations under the 2.0% notes due 2007, the majority of our debt bore interest at variable rates; the average annual interest rate for 2001 was 5.0%.

     Based on the above information, a hypothetical increase of 1% in average interest rates on long-term borrowings at variable rates as of December 31, 2001 would result in an increase in annual interest expense of approximately E1 million.

     Our 2.0% notes due 2007 are convertible into shares of the Interpublic Group that we currently hold as an investment (see "-- Equity Markets Risk"). The notes can be converted by holders beginning on June 30, 2003, subject to our right to repay them in cash. At our option, we can redeem the notes beginning on January 10, 2005 if the price of the Interpublic Group stock exceeds specified limits. The notes bear interest at a fixed rate of 2%. Under French GAAP, the notes are stated at their face value and interest expense is recognized at 2% of the stated value. Under U.S. GAAP, the holders' right to convert the notes into shares of the Interpublic Group, and our right to repay or redeem the notes, are considered embedded derivatives and are required to be recorded at fair value on our balance sheet, with fluctuations in the fair value recognized as an expense in our income statement. For the year ended December 31, 2001, an expense of approximately E5 million was recognized in connection with these embedded derivatives. If the market price of the Interpublic Group stock increases, it is expected that the corresponding fair value and related expense of these embedded derivative instruments will increase.

     As of December 31, 2001, a hypothetical increase of 10% in the price of Interpublic Group stock would result in an increase in the fair value of the embedded derivatives and related expense of E10.9 million.

     As of December 31, 2001, approximately 55% of our debt was denominated in euros and 30% was denominated in U.S. dollars. Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world.

     We generally do not use financial instruments to hedge interest rate risk.

FOREIGN CURRENCY EXCHANGE RATE RISK

     We conduct operations in 102 countries around the world. The geographic diversity of our operations is reflected by the currencies that make up our results of operations. In 2001, more than half of our revenues were realized in currencies other than the euro, including approximately 40% in U.S. dollars. The majority of our subsidiaries carry out businesses that are essentially local, with almost all of their revenues received in local currency and almost all of their costs incurred in local currency. In addition, most of our acquisitions in the United States have been funded through local borrowings, resulting in financial expenses and repayment obligations in the same currency. For these reasons, our exposure to losses resulting from differences between the currencies in which we receive revenues and the currencies in which we incur costs tends to be limited. However, we cannot assure you that we will be able to avoid such differences in the future or that any such differences will not materially affect our results of operations.

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

EQUITY MARKETS RISK

     Our exposure to equity markets risk relates primarily to our investment in equity securities of unconsolidated entities, particularly the Interpublic Group. At December 31, 2001, the market value of our quoted equity securities amounted to E156 million, compared to a carrying value for French GAAP purposes of E22 million.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

                                    PART III

ITEM 18:  FINANCIAL STATEMENTS

                              PUBLICIS GROUPE S.A.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Auditors..............................    F-2
Consolidated Statements of Income for the Years Ended
  December 31, 2001, 2000 and 1999..........................    F-3
Consolidated Balance Sheets as at December 31, 2001, 2000
  and 1999..................................................    F-4
Consolidated Statement of Changes in Shareholders' Equity
  for the Years Ended December 31, 2001, 2000, 1999 and
  1998......................................................    F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2000 and 1999..........................    F-6
Notes to the Consolidated Financial Statements..............    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of Publicis Groupe, S.A.

     We have audited the accompanying consolidated balance sheets of Publicis Groupe, S.A., as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

     We conducted our audit in accordance with the auditing standards generally accepted in France and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Group, S.A. at December 31, 2001 and 2000, and the consolidated results of its cash flows for the years then ended in conformity with the accounting principles generally accepted in France, which differ in certain respects from those generally accepted in the United States (see Note 29 to the financial statements).

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

        Mazars & Guerard, S.A.                   Ernst & Young Audit

            Represented by                          Represented by
          Frederic Allilaire                         Bruno Perrin
            Isabelle Massa

Paris, France
March 5, 2002

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED DECEMBER 31
                                                                     -----------------------
                                                              NOTE    2001     2000    1999
                                                              ----   ------   ------   -----
                                                                     (IN MILLIONS OF EUROS)
REVENUES....................................................          2,434    1,770   1,042
Salaries and related expenses...............................   19    (1,363)    (984)   (576)
Other operating expenses....................................   20      (661)    (470)   (291)
Total operating expenses....................................         (2,024)  (1,454)   (867)
Other operating income......................................             16       18      12
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.......            426      334     187
Depreciation and amortization expense.......................   21       (84)     (59)    (31)
OPERATING INCOME............................................            342      275     156
Financial (expense) income, net.............................   22       (30)     (11)      9
INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES, EXCEPTIONAL
  ITEMS AND GOODWILL AMORTIZATION...........................            312      264     165
Income taxes................................................   15       (99)     (92)    (65)
NET INCOME OF CONSOLIDATED COMPANIES BEFORE EXCEPTIONAL
  ITEMS AND GOODWILL AMORTIZATION...........................            213      172     100
Equity in net income of non-consolidated companies..........    6         9        5       2
NET INCOME BEFORE EXCEPTIONAL ITEMS AND GOODWILL
  AMORTIZATION..............................................            222      177     102
OF WHICH GROUP INTERESTS....................................            200      151      82
Exceptional (expense) income, net of tax....................   23        (3)      15      12
Goodwill amortization.......................................   21       (49)     (33)    (19)
NET INCOME BEFORE MINORITY INTERESTS........................            170      159      95
Minority interests..........................................            (19)     (31)    (21)
GROUP NET INCOME............................................            151      128      74
PER SHARE DATA                                                             (IN EUROS)*
Net earnings per share......................................           1.09     1.18    0.85
Earnings per share after tax and before exceptional items
  and goodwill amortization.................................           1.44     1.40    0.94
Net earnings per share -- diluted...........................           1.08     1.15    0.84
Earnings per share after tax and before exceptional items
  and goodwill amortization -- diluted......................           1.43     1.37    0.93

---------------

* Earnings per share amounts for 1999 have been adjusted to reflect the ten-for-one stock split of August 29, 2000.

               See notes to the consolidated financial statements

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31
                                                                     ------------------------
                                                              NOTE    2001     2000     1999
                                                              ----   ------   ------   ------
                                                                      (IN MILLIONS OF EUROS)
ASSETS
Goodwill, net...............................................    3      993      861      237
Intangible assets, net......................................    3      199       22       20
Property and equipment, net.................................    4      351      331      123
Investments and other financial assets, net.................    5       67       82       50
Investments accounted for by the equity method..............    6        8        7        7
TANGIBLE AND INTANGIBLE ASSETS, NET.........................         1,618    1,303      437
Inventory and costs billable to clients.....................    7      195      129       49
Accounts receivable.........................................    8    1,845    1,770    1,002
Other receivables...........................................    9      439      399      240
Marketable securities.......................................   10      178      100       76
Cash and cash equivalents...................................           621      429      273
CURRENT ASSETS..............................................         3,278    2,827    1,640
TOTAL ASSETS................................................         4,896    4,130    2,077
LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock...............................................            56       53       36
Additional paid-in capital and retained earnings............           227      246      309
SHAREHOLDERS' EQUITY........................................   11      283      299      345
MINORITY INTERESTS..........................................   12       89       77       51
PROVISIONS FOR CONTINGENCIES AND CHARGES....................   13      266      169       70
Bank borrowings and overdrafts..............................   14    1,069      901      212
Accounts payable............................................   16    1,875    1,590      871
Accrued expenses and other liabilities......................   17    1,314    1,094      528
BANK BORROWINGS AND CURRENT LIABILITIES.....................         4,258    3,585    1,611
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................         4,896    4,130    2,077
NET FINANCIAL DEBT (CASH AND MARKETABLE SECURITIES, LESS
  BANK BORROWINGS AND OVERDRAFTS)...........................           270      372     (137)

               See notes to the consolidated financial statements

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                          ADDITIONAL
                                                                            PAID-IN
                                                    NUMBER                CAPITAL AND       TOTAL
                                                      OF        CAPITAL    RETAINED     SHAREHOLDERS'
                                                    SHARES*      STOCK     EARNINGS        EQUITY
                                                  -----------   -------   -----------   -------------
                                                                (IN MILLIONS OF EUROS)
DECEMBER 31, 1998 BEFORE IMPACT OF TREASURY
  STOCK.........................................   89,782,110     34          293            327
                                                  -----------     --         ----           ----
Treasury stock at December 31, 1998.............   (1,068,420)    --          (13)           (13)
                                                  -----------     --         ----           ----
DECEMBER 31, 1998 AFTER IMPACT OF TREASURY
  STOCK.........................................   88,713,690     34          280            314
Consolidated net income, group..................                  --           74             74
Other...........................................    4,477,850      2           26             28
                                                  -----------     --         ----           ----
DECEMBER 31, 1999 BEFORE IMPACT OF TREASURY
  STOCK.........................................   94,259,960     36          380            416
                                                  -----------     --         ----           ----
Treasury stock at December 31, 1999.............   (4,181,920)    --          (71)           (71)
                                                  -----------     --         ----           ----
DECEMBER 31, 1999 AFTER IMPACT OF TREASURY
  STOCK.........................................   90,078,040     36          309            345
                                                  -----------     --         ----           ----
Publicis Groupe S.A. capital increase...........       70,710     --           --             --
Dividends paid by Publicis Groupe S.A. .........                  --          (15)           (15)
Impact of S&S acquisition -- Article 215
  derogatory method.............................   43,889,149     17         (215)          (198)
Application of rule 99-02.......................                  --            8              8
Translation adjustment..........................                  --           (6)            (6)
Consolidated net income, Group interest.........                  --          128            128
                                                  -----------     --         ----           ----
DECEMBER 31, 2000 BEFORE IMPACT OF TREASURY
  STOCK.........................................  138,219,819     53          280            333
                                                  -----------     --         ----           ----
Treasury stock at December 31, 2000.............     (871,309)    --          (34)           (34)
                                                  -----------     --         ----           ----
DECEMBER 31, 2000 AFTER IMPACT OF TREASURY
  STOCK.........................................  137,348,510     53          246            299
                                                  -----------     --         ----           ----
Publicis Groupe S.A. capital increase...........    1,380,177      1           --              1
Dividends paid by Publicis Groupe S.A. .........                  --          (28)           (28)
Translation adjustment..........................                  --           --             --
Impact of S&S acquisition -- Article 215
  derogatory method.............................                  --          (37)           (37)
Saatchi & Saatchi additional acquisition cost
  resulting from the probable payment of CVR....                  --         (195)          (195)
Revaluation of the share in Zenith (50%),
  previously equity accounted...................                  --           60             60
Change in treatment of treasury shares..........      871,309     --           34             34
Impact on nominal share price of conversion to
  euros.........................................                   2           (2)            --
Other...........................................                  --           (2)            (2)
Consolidated net income, Group interest.........                  --          151            151
                                                  -----------     --         ----           ----
DECEMBER 31, 2001...............................  139,599,996     56          227            283

---------------

* Amounts have been adjusted to reflect the ten-for-one stock split of August 29, 2000.

               See notes to the consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (IN MILLIONS OF EUROS)
I -- CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................    170      159       95
Gain on sales of fixed assets (before tax)..................    (60)     (24)     (12)
Depreciation and amortization...............................    149       93       51
Self-financing ability......................................    259      228      134
Equity in net income of non-consolidated companies..........     (9)      (5)      (2)
Dividends received from investments accounted for under the
  equity method.............................................      8        1        2
Change in working capital requirements......................   (214)     (19)      46
NET CASH PROVIDED BY OPERATING ACTIVITIES...................     44      205      180
II -- CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets...   (108)    (106)     (66)
Sales of property and equipment.............................      6        4       10
Purchases of investments and other financial assets, net....     10      (13)      (4)
Acquisitions of businesses(1)...............................    164     (565)     (55)
Disposal of businesses......................................     --       24        4
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES.........     72     (656)    (111)
III -- CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid to shareholders of Publicis Groupe S.A. .....    (28)     (15)     (11)
Dividends paid to minority shareholders of subsidiaries.....    (25)     (14)     (14)
Increase in capital.........................................      1        5       14
Change in borrowings........................................    118      630        0
Share repurchases(2)........................................     --      (34)     (57)
Change in treatment of treasury shares(2)...................     34       --       --
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........    100      572      (68)
IV -- IMPACT OF EXCHANGE RATE FLUCTUATIONS..................      4        5        0
NET CHANGE IN CONSOLIDATED CASH FLOWS (I + II + III + IV)...    220      126        1
Cash and cash equivalents (including marketable securities
  less bank overdrafts) at beginning of year................    263      137      136
Cash and cash equivalents (including marketable securities
  less bank overdrafts) at end of year(2)...................    483      263      137
NET CHANGE IN CASH AND CASH EQUIVALENTS (INCLUDING
  MARKETABLE SECURITIES LESS BANK OVERDRAFTS)...............    220      126        1

---------------

(1) After deducting the net cash of the companies acquired (E235 million in net cash of Zenithmedia).

(2) As from 2001, given their new function, treasury shares are treated as marketable securities.

               See notes to the consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (AMOUNTS IN MILLIONS OF EUROS EXCEPT PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Since January 1, 2000, the consolidated financial statements of Publicis Group and its subsidiaries (Publicis or the Group) have been prepared in accordance with French generally accepted accounting principles, including the new rules and accounting policies applicable to consolidated financial statements in France ("nouvelles regles et methodes relatives aux comptes consolides"), approved by the ministerial order of June 22, 1999, which enacted Rule 99-02 of the accounting rules and regulation committee (Comite de Reglementation Comptable or CRC).

     The application of the new rules has been treated as a change in accounting policy in 2000. Due to the insignificant impact of the change in accounting method on the financial statements for the year ended December 31, 1999, the Group has elected not to present pro forma information. The overall net effect on shareholders' equity as at January 1, 2000 of this change is E8 million.

1.1.  PRINCIPLES OF CONSOLIDATION

  REPORTING CURRENCY

     Since January 1, 1999, Publicis has prepared and reported its consolidated financial statements in euros. All previous historical financial information has been converted to euros using the official conversion rate established on January 1, 1999 of FF 6.55957 = 1 euro.

  SCOPE OF CONSOLIDATION

     Publicis consolidates all subsidiaries over which it exercises exclusive direct or indirect control.

     The companies over which Publicis exercises significant influence, generally where the percentage of ownership and share of the voting rights is at least 20%, are accounted for by the equity method.

     The list of the principal consolidated companies together with their method of consolidation is presented in note 28.

  TRANSLATION OF ACCOUNTS OF FOREIGN SUBSIDIARIES

     The financial statements of subsidiaries located outside of the euro zone, where the functional currency is the local currency, are translated into euros as follows:

     -- assets and liabilities are translated at year-end exchange rates;

     -- statement of income items are translated at average exchange rates for the year;

     -- translation gains and losses resulting from the application of these rates are recorded in retained earnings for the portion related to the Group interest, with the remainder recorded in minority interests.

  YEAR-END

     The Group, the parent company and nearly all consolidated subsidiaries have a year-end of December 31.

  INTERCOMPANY TRANSACTIONS

     Intercompany transactions, including related revenues and expenses, accounts receivable and accounts payable, are eliminated in consolidation.

1.2.  SIGNIFICANT ACCOUNTING POLICIES

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

  GOODWILL

     Goodwill arising on consolidation represents the difference between the acquisition cost of interests in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition.

     Goodwill is amortized on a straight-line basis according to the following principles:

     -- goodwill related to media purchasing and sales subsidiaries is amortized over five years;

     -- goodwill related to the international media purchasing network is amortized over a twenty-year period;

     -- goodwill related to communications subsidiaries is amortized over a period of 10 to 40 years based on the country, size and the specific characteristics of each agency.

     The carrying value of goodwill is reviewed for impairment when events and circumstances indicate that the carrying value may not be recoverable, based on the valuation criteria used at the time of the acquisition. If the fair value of the goodwill is lower than the carrying value, a provision is made to reduce the carrying value of the goodwill to the fair value.

  PURCHASE ACCOUNTING AND GOODWILL

     Upon acquisition of sole ownership of a business, the purchase price is allocated to the fair value of identifiable assets and liabilities of the business acquired. The excess of the purchase price of such assets and liabilities, as recorded in the consolidated balance sheet, over their carrying value in the acquired entity's accounts is recorded as goodwill.

  OTHER INTANGIBLE ASSETS

     Other intangible assets are comprised primarily of client relationships, trademarks and software.

     Trademarks and identifiable components of client relationships are amortized over their estimated useful life. Non-identifiable components are valued and accounted for in the same manner as goodwill.

     Software consists of the following:

     -- software purchased for internal use, which is stated at purchase cost;

     -- internally developed software for sales and marketing purposes, which is used primarily by the Group's information systems services subsidiary, is stated at production cost.

     Software is generally amortized over a period of one or two years and not in excess of three years.

  PROPERTY AND EQUIPMENT

     Property and equipment is stated at historical acquisition cost. A limited number of assets have been revalued in accordance with French legislation; the value of such assets is not significant.

     Property and equipment is depreciated on a straight-line basis over the assets' estimated useful lives as described below:

     -- Buildings:  between 20 and 50 years.

     -- Fixtures, fittings and general installations:  10 years.

     -- Billboards:  4 to 7 years.

     -- Office furniture and equipment:  5 to 10 years.

     -- Vehicles:  4 years.

     -- Computer hardware:  2 to 4 years.

     Pursuant to the new rules for consolidated financial statements (99-02 of the Comite de reglementation comptable or CRC), beginning January 1, 2000, Publicis records assets under capital leases in property and equipment with corresponding amounts recorded in financial debt. These assets are amortized over the periods described above. In the statement of income, the lease rental expenses are replaced by interest expense on the debt and the depreciation expense on the assets.

  INVESTMENTS IN NON-CONSOLIDATED AFFILIATES

     Investments in non-consolidated affiliates are recorded at the lower of historical acquisition cost and fair value. Fair value is determined on the basis of criteria such as revalued net assets, capitalized earnings, quoted stock prices, the outlook for the sector or industry and the strategic value of the investment to the Group.

  LOANS AND ADVANCES TO AFFILIATES

     Loans and advances to affiliates represent receivables from affiliates accounted for by the equity method or other non-consolidated affiliates.

     A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the subsidiaries or affiliates concerned. Such provisions are included in "Provisions for long-term investments."

  INVENTORY AND COSTS BILLABLE TO CLIENTS

     Inventory and costs billable to clients represent primarily work-in-progress related to advertising which consists of technical, creative and production work (graphic design, TV and radio production, editing, etc.) which is billable, but has not yet been billed to clients. A provision for depreciation is recorded when the revenue to be received on completion of the work is expected to be inferior to the production costs incurred. Non-billed work or costs incurred relating to new client development activities are not capitalized except when the eventual billing of expenses incurred during the proposal process is specified in the contract. Costs billable to clients do not include the direct costs of personnel.

  ACCOUNTS RECEIVABLE

     Accounts receivable are recorded at their carrying value. An allowance for doubtful accounts is recorded for receivables for which there is a collection risk.

     Accounts receivable denominated in foreign currencies are recorded at the year-end exchange rate. Unrealized gains and losses resulting from currency translation are recorded in the income statement.

  MARKETABLE SECURITIES

     The gross value of marketable securities is recorded at the lower of cost or market, which may be depreciated with reference to the average stock market price during the most recent month. In 2001, the

Management Board decided to irrevocably allocate treasury shares to the new option plans relating to the purchase of existing shares. As such, treasury shares are now presented within marketable securities and are therefore treated as cash equivalents. Prior to December 31, 2000, given their previous function, they were deducted from shareholders' equity.

  PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

     The policies applied by Publicis are in accordance with the laws and regulations of the respective countries in which the subsidiaries of the Group are located and are described below:

     -- in the U.K., the United States and Germany, the obligations related to pensions and other retirement benefits are held in investment trusts with insurance companies. These plans may be either:

      -- defined contribution plans: the amount of contributions by the Group to the investment funds is defined and recorded as expense during the period.

      -- defined benefit plans: the benefit amounts to be received upon retirement are defined and accounted for by establishing a provision intended to cover the present value of the obligation to be paid to employees at retirement, as calculated by actuaries based upon years of service.

     -- In France, employees are entitled to a lump sum payment, upon retirement based on years of service.

     -- In Italy, employees are entitled to a lump sum payment, upon termination based on years of service.

  RESTRUCTURING RESERVES

     Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made. These costs consist primarily of severance and early retirement payments, other employment expenses, and potential write-downs of property and equipment and other assets.

  VACANT PROPERTY PROVISIONS

     A provision is established for the amount of rent and related expenses to be paid -- net of any sublease revenues to be received -- for all buildings that are sublet or vacant and not intended to be used for the principal activities of the Group.

  REVENUES

     Revenues (or gross margin) represent the commissions and fees for services of companies in the advertising industry. The Group's revenue recognition policies are summarized below:

     -- Fees:  when the service is provided to the client.

     -- Sales of media space:  date of publication or broadcast.

     -- Sales of technical advertising:  when services are performed.

  INCOME TAXES

     Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. In accordance with the provisions of rule 99-02 of the CRC, Publicis records deferred income taxes resulting from temporary differences between the tax basis and the book basis of assets and liabilities.

     Taxable and deductible temporary differences are determined by their dates of maturity and may reverse from year to year. Temporary differences are calculated by taxable entity.

     Deferred taxes are calculated based on the tax laws and regulations in effect at the respective year-ends and using the tax rates expected to be in effect when the temporary differences reverse. The impact of changes in enacted tax rates are recorded in the income statement in the period in which the change in the tax rate is decided.

     Deferred tax assets are recognized when the respective taxable entities are reasonably assured to recover the benefits in future periods.

     The recording of deferred taxes has been treated as a change in accounting method and therefore, the effect has been recorded in opening shareholders' equity.

  EXCEPTIONAL INCOME

     Exceptional income represents exceptional items, net of tax, which do not result from normal operations.

  INTEREST RATE RISK

     Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.

     At December 31, 2001, the majority of the Group's debt accrued interest at variable rates. Only the issue of E200 million in notes exchangeable for Interpublic Group shares accrued interest at a fixed rate (2% per annum). In fiscal 2001, the Group did not make use of derivative instruments to hedge possible interest rate risk, because that risk was deemed not significant.

     In order to reduce both overall interest expense and its exposure to interest rate risk, the Group has continued with the financial debt restructuring program it initiated at the end of 2001, proceeding in January 2002 with an Oceanes issue for E690 million, the annual yield to maturity of which is 2.75% (see note 27, "Subsequent events").

     Following this issuance, three quarters of the Group's financial liabilities were composed of fixed-rate instruments with an average interest rate of 2.13%.

  EXCHANGE RATE RISK

     The majority of sales transactions are denominated in the local currencies of the countries in which they are realized. As a result, exchange rate risk is not significant.

     In addition, changes in exchange rates between other currencies and the euro, the currency in which the Group's accounts are presented, may have an impact on the Group's financial position. The breakdown of Group revenues among the various currencies is as follows:

--   Euro                     33%
--   U.S. dollar              40%
--   Pound sterling            9%
--   Other                    18%
                             ---
--   Total revenues 2001     100%

  COUNTRY RISK

     Publicis' operations in geographic regions considered to be at risk (Asia Pacific, Latin America) continue to represent a minor portion (7%) of consolidated revenues.

  BASIC AND DILUTED EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net earnings by the weighted average number of ordinary shares outstanding during the period. Until December 31, 2000, treasury shares held at the balance sheet date were not included in this figure. From January 1, 2001, given the change in treatment, the denominator includes all of the shares issued, including treasury stock.

     Diluted earnings per share is calculated based on the weighted average number of shares outstanding during the period and including potential ordinary shares resulting from all outstanding stock options being exercised at year-end.

2.  CHANGES IN CONSOLIDATION SCOPE

  2001

     The principal change in consolidation scope in 2001 results from the agreements signed at the end of September 2001 with Cordiant Communications Group.

     According to the terms of this agreement, a new U.K.-based company called Zenith Optimedia Group was formed, which is governed by British law, and is 75%-owned by Publicis and 25%-owned by Cordiant.

     This new group, in the consulting and media purchasing sector, was constituted through the contributions and disposals of the following entities:

     -- Zenithmedia Holding and its subsidiaries, located in the United States, England and nine other European countries;

     -- Optimedia in the United States, England, France, Spain, Portugal, Italy, the Netherlands, Canada and Germany; and

     -- More Media in Germany.

     Additionally, according to the terms of the shareholders' agreement, Cordiant may sell its 25% stake in Zenith Optimedia Group to Publicis and Publicis may exercise a purchase option enabling it to repurchase Cordiant's stake.

     Prior to this operation, Publicis owned practically 100% of Optimedia and More Media, and, through Saatchi & Saatchi, held a 50%-stake in Zenithmedia, which was accounted for using the equity method beginning in September, 2000 (as a result of the acquisition of Saatchi & Saatchi).

     This operation is comprised of two components in the consolidated financial statements:

     -- the purchase of an additional 25%-stake in Zenithmedia with the recognition of goodwill on acquisition,

     -- additionally, the disposal of a 25%-stake in Optimedia with the recognition of a capital gain on disposal in the consolidated statement of income.

     The capital gain on sale and goodwill on acquisition were determined on the basis of the fair market value of Zenithmedia and Optimedia, both of which were deemed to be E240 million (E60 million for the 25% that was acquired and sold).

     Residual goodwill (after allocating the purchase price discrepancy to identifiable intangible assets) arising from the additional 25% acquisition of Zenithmedia amounted to E41 million, to be amortized over 20 years.

     The summary balance sheet of Zenith Media Group as of the acquisition date is as follows (expressed in millions of euros):

Property, equipment and intangible assets...................    8
Operating receivables.......................................  307
Net cash and cash equivalents...............................  235
                                                              ---
TOTAL ASSETS................................................  550
                                                              ---
Shareholders' equity (including earnings Jan. 1 to Sept. 30,  (28)
  2001).....................................................
Operating payables..........................................  578
                                                              ---
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  550
                                                              ---

     In addition to its purchase of an additional stake in Zenithmedia, during the course of fiscal year 2001, Publicis carried out a number of purchase transactions designed primarily to increase its positions in specialized agencies and marketing services (SAMS): the Triangle Group, a U.K.-based leader in the field of sales promotions; Carre Noir, a major French design agency; Fish.Meier.Direkt in Switzerland; Ecocom, a French financial communications agency; Fabianne Gershon Associates and The Hudson Stone Group, two U.S. financial communications agencies; Fusion DM and Creative AIM, two agencies specialized in relational marketing in the U.S. and finally Sanchez & Levitan and the Dallas and Los Angeles-based offices of Siboney USA, the leading Hispanic communications agencies in the U.S. market.

     Publicis also acquired two traditional communications agencies with the objective of bolstering the Group's geographical coverage: Metro in Indonesia and Impetu in Uruguay.

  2000

     In September 2000, Publicis made a public exchange offer for Saatchi & Saatchi. This significant transaction has been treated in accordance with the derogatory method under article 215 of rule 99-02 of the CRC, which permits Publicis to substitute the value of net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. Therefore, no goodwill resulted from this transaction and the difference resulting from the application of the derogatory method has been recorded in consolidated shareholders' equity. This transaction resulted in an increase in capital stock and additional paid-in capital of E1,883 million through the issuance of 43,889,149 shares. Publicis simultaneously issued 43,889,149 contingent value rights with a maturity date of March 2002.

     In addition to the acquisition of Saatchi & Saatchi, Publicis made several acquisitions during the year ended December 31, 2000.

     In the beginning of 2000, Publicis acquired 100% of Frankel and Company, an independent American agency specialized in the marketing services segment.

     Also in early 2000, Publicis acquired 100% of the American agency Fallon, an independent agency in the United States. Publicis intends to develop Fallon into a worldwide network.

     In November 2000, the Group acquired 100% of Nelson Communications, a company specialized in advertising communications for the healthcare industry in the United States. Ninety percent of this acquisition was financed through an exchange of stock.

     In 2000, Publicis also acquired interests in the DeWitt Media and Winner & Associates in the United States, Bolbel Adam in Germany, Publicis Asociados in Peru and Publicis Networks in France.

3.  GOODWILL AND INTANGIBLE ASSETS, NET

     Analysis of the principal components of goodwill related to consolidated subsidiaries:

                                                                OTHER     NORTH    REST OF
                                                       FRANCE   EUROPE   AMERICA    WORLD    TOTAL
                                                       ------   ------   -------   -------   -----
                                                                 (IN MILLIONS OF EUROS)
NET BOOK VALUE 1999..................................    27       51        92        67       237
                                                        ---      ---       ---       ---     -----
NET BOOK VALUE 2000..................................    31       63       670        97       861
                                                        ---      ---       ---       ---     -----
Year 2001:
  Existing goodwill at January 1, 2001...............    43       93       718       123       977
  2001 additions.....................................    26       65        74         3       168
                                                        ---      ---       ---       ---     -----
  Total gross book value.............................    69      158       792       126     1,145
  Amortization.......................................   (21)     (49)      (47)      (35)     (152)
                                                        ---      ---       ---       ---     -----
TOTAL NET BOOK VALUE 2001............................    48      109       745        91       993
                                                        ---      ---       ---       ---     -----

  CHANGES IN GOODWILL AND OTHER INTANGIBLE ASSETS, GROSS

                                                                     GROSS BOOK VALUE
                                                      -----------------------------------------------
                                                                    CLIENT       SOFTWARE AND
                                                      GOODWILL   RELATIONSHIPS      OTHER       TOTAL
                                                      --------   -------------   ------------   -----
                                                                  (IN MILLIONS OF EUROS)
DECEMBER 31, 1998...................................     241            5             16          262
                                                       -----          ---             --        -----
Additions...........................................      75            8              4           87
Disposals...........................................     (33)          --             (1)         (34)
Translation and other...............................       5            1             --            6
                                                       -----          ---             --        -----
DECEMBER 31, 1999...................................     288           14             19          321
                                                       -----          ---             --        -----
Additions...........................................     646            1             12          659
Disposals...........................................      (1)          (1)            --           (2)
Translation and other...............................      12           (7)             7           12
                                                       -----          ---             --        -----
DECEMBER 31, 2000...................................     945            7             38          990
                                                       -----          ---             --        -----
Additions(1)........................................     168          176              9          353
Disposals...........................................      (6)           0             (2)          (8)
Translation and other...............................      38            1              1           40
                                                       -----          ---             --        -----
DECEMBER 31, 2001...................................   1,145          184             46        1,375
                                                       -----          ---             --        -----
---------------
(1) including amounts arising from the additional 25% acquisition of Zenithmedia:
                                                          41          174

  CHANGES IN ACCUMULATED GOODWILL AMORTIZATION AND OTHER INTANGIBLE ASSETS

                                                                  ACCUMULATED AMORTIZATION
                                                       -----------------------------------------------
                                                                     CLIENT       SOFTWARE AND
                                                       GOODWILL   RELATIONSHIPS      OTHER       TOTAL
                                                       --------   -------------   ------------   -----
                                                                   (IN MILLIONS OF EUROS)
DECEMBER 31, 1998....................................     37            1               9          47
                                                         ---           --              --         ---
Additions............................................     18            1               2          21
Disposals............................................     (4)          --              --          (4)
Translation and other................................     --           --              --          --
                                                         ---           --              --         ---
DECEMBER 31, 1999....................................     51            2              11          64
                                                         ---           --              --         ---
Additions............................................     33            1               5          39
Disposals............................................     --           --              (2)         (2)
Translation and other................................     --           --               6           6
                                                         ---           --              --         ---
DECEMBER 31, 2000....................................     84            3              20         107
                                                         ---           --              --         ---
Additions(1).........................................     63            3               5          71
Disposals............................................     --           --              (1)         (1)
Translation and other................................      5           (1)              2           6
                                                         ---           --              --         ---
DECEMBER 31, 2001....................................    152            5              26         183
                                                         ---           --              --         ---
---------------
(1) of which exceptional items:                           16          16

4.  PROPERTY AND EQUIPMENT, NET

  CHANGES IN PROPERTY AND EQUIPMENT

                                                                       GROSS BOOK VALUE
                                                              ----------------------------------
                                                              LAND AND BUILDINGS   OTHER   TOTAL
                                                              ------------------   -----   -----
                                                                    (IN MILLIONS OF EUROS)
DECEMBER 31, 1998...........................................          30            234     264
                                                                      --            ---     ---
Additions...................................................          13             40      53
Disposals...................................................          (5)           (16)    (21)
Translation and other.......................................           3              9      12
                                                                      --            ---     ---
DECEMBER 31, 1999...........................................          41            267     308
                                                                      --            ---     ---
Impact of the application of rule 99-02.....................           8             --       8
                                                                      --            ---     ---
DECEMBER 31, 1999 ADJUSTED..................................          49            267     316
                                                                      --            ---     ---
Impact of acquisitions......................................          15            391     406
Additions...................................................           8             83      91
Disposals...................................................          (2)           (30)    (32)
Translation and other.......................................           4             (1)      3
                                                                      --            ---     ---
DECEMBER 31, 2000...........................................          74            710     784
                                                                      --            ---     ---
Impact of acquisitions......................................          --             29      29
Additions...................................................           2             97      99
Disposals...................................................          --            (73)    (73)
Translation and other.......................................          (2)            17      15
                                                                      --            ---     ---
DECEMBER 31, 2001...........................................          74            780     854
                                                                      --            ---     ---

  LAND AND BUILDINGS

     Publicis has land and buildings with a net book value of E54 million at December 31, 2001.

     The Group's principal real property asset is its corporate headquarters located at 133 avenue des Champs-Elysees in Paris. This seven-story building contains office space primarily occupied by Group companies and commercial property occupied by the Champs-Elysees Drugstore and two public cinemas. A major renovation program of the Drugstore and movie theater complex was started on December 30, 2001.

     The parent company, Publicis Groupe S.A., owns four floors of a building occupied by Metrobus at 15 rue du Dome in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising office space which is for the most part occupied by Group companies.

     Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima and Seoul, all in city center locations.

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

     In addition, property and equipment includes E55 million (E10 million net book value) of billboards and furniture and fixtures belonging to the Group's outdoor display companies, principally Publex in the Netherlands and Metrobus, a sales unit specializing in public transportation advertising space.

  ASSETS UNDER CAPITAL LEASES

     The net book value of these assets recorded in the consolidated balance sheet is E15 million at December 31, 2001.

     The principal assets capitalized are an office building located in the rue du Dome in Boulogne Billancourt and a building on the Ile de la Jatte in Neuilly, both in France.

     This item did not vary appreciably with respect to the preceding year.

  CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY AND EQUIPMENT

                                                              ACCUMULATED DEPRECIATION
                                                              -------------------------
                                                              LAND AND
                                                              BUILDINGS   OTHER   TOTAL
                                                              ---------   -----   -----
                                                               (IN MILLIONS OF EUROS)
DECEMBER 31, 1998...........................................      8        160     168
                                                                 --        ---     ---
Additions...................................................      1         28      29
Disposals...................................................     (1)       (16)    (17)
Translation and other.......................................     --          5       5
                                                                 --        ---     ---
DECEMBER 31, 1999...........................................      8        177     185
                                                                 --        ---     ---
Impact of the application of rule 99-02.....................      2         --       2
                                                                 --        ---     ---
DECEMBER 31, 1999 ADJUSTED..................................     10        177     187
                                                                 --        ---     ---
Impact of acquisitions......................................      5        239     244
Additions...................................................      1         52      53
Disposals...................................................     (2)       (27)    (29)
Translation and other.......................................      1         (2)     (1)
                                                                 --        ---     ---
DECEMBER 31, 2000...........................................     15        439     454
                                                                 --        ---     ---
Impact of acquisitions......................................     --         20      20
Additions...................................................      2         76      78
Disposals...................................................     --        (61)    (61)
Translation and other.......................................      2         10      12
                                                                 --        ---     ---
DECEMBER 31, 2001...........................................     19        484     503
                                                                 --        ---     ---

5.  INVESTMENTS AND OTHER FINANCIAL ASSETS, NET

                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              2001           2000           1999
                                                          ------------   ------------   ------------
                                                                    (IN MILLIONS OF EUROS)
Investments in non-consolidated affiliates..............       37             37             29
Investments accounted for by the equity method..........        8              7              7
Advances to affiliates..................................       15             19              6
Other financial assets, gross...........................       33             32             17
                                                              ---             --             --
GROSS BOOK VALUE........................................       93             95             59
Provisions for investments and financial assets.........      (18)            (6)            (2)
NET BOOK VALUE..........................................       75             89             57
                                                              ---             --             --

  LIST OF INVESTMENTS IN NON-CONSOLIDATED ENTITIES AT DECEMBER 31, 2001

                                                                % OF      GROSS    NET    MARKET
                                                              OWNERSHIP   VALUE   VALUE   VALUE
                                                              ---------   -----   -----   ------
                                                                    (IN MILLIONS OF EUROS)
Interpublic Group (IPG).....................................     1.4%      23      23      178
Other.......................................................      --       14      12      n/a
                                                                 ---       --      --      ---
TOTAL.......................................................               37      35
                                                                 ---       --      --      ---

     Summary data on IPG (consolidated figures):

                                                                        2001
                                                              ------------------------
                                                              (IN MILLIONS OF DOLLARS)
Revenue.....................................................           5,626
Net income..................................................             358
Shareholders' equity at Dec. 31.............................           2,369

6.  INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

     Investments accounted for by the equity method at December 31, 2001 totaled E8 million (at December 31, 2000: E7 million; at December 31,1999: E7 million).

     The variation in the account during fiscal year 2001 can be broken down as follows:

                                                              (IN MILLIONS OF EUROS)
                                                              ----------------------
TOTAL AT JANUARY 1, 2001....................................             7
Group share of earnings from 2001 acquisitions..............             2
Dividends paid in 2001......................................            (1)
                                                                        --
TOTAL AT DECEMBER 31, 2001..................................             8
                                                                        --

     We note that at December 31, 2000, the Group's stake in Zenithmedia, which due to a shareholders' deficit, is provided for in "Provisions for contingencies and charges" of E19 million.

     As a consequence of the purchase of the additional 25% equity-accounted stake in Zenithmedia, this investment has been fully consolidated from October 1, 2001. However, the share in earnings attributable to Publicis for the first nine-month period, amounting to E7 million, which was also distributed to the Group as a dividend, is included in the statement of income under "equity in net income of non-consolidated companies," and is added to the share in earnings from other investments (E2 million). In total, the Group's share in earnings from equity-accounted companies recorded in the statement of income amounts to E9 million.

7.  INVENTORY AND COSTS BILLABLE TO CLIENTS

                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              2001           2000           1999
                                                          ------------   ------------   ------------
                                                                    (IN MILLIONS OF EUROS)
Advertising costs billable to clients...................      193            123             44
Other inventory (Drugstore, inventory for display
  companies)............................................        6              6              5
                                                              ---            ---             --
GROSS BOOK VALUE........................................      199            129             49
Provision for depreciation..............................       (4)            --             --
                                                              ---            ---             --
NET BOOK VALUE..........................................      195            129             49
                                                              ---            ---             --

     The balance at December 31, 2001 includes, among other things, the sum of E42 million relating to an advertising campaign for which billing is currently underway, covered by a client advance of an equivalent amount (recorded in the balance sheet in "Other payables").

8.  ACCOUNTS RECEIVABLE

                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              2001           2000           1999
                                                          ------------   ------------   ------------
                                                                    (IN MILLIONS OF EUROS)
Trade accounts receivable...............................     1,874          1,793            996
Notes receivable........................................        19              9             26
                                                             -----          -----          -----
GROSS BOOK VALUE........................................     1,893          1,802          1,022
Allowance for doubtful accounts.........................       (48)           (32)           (20)
                                                             -----          -----          -----
NET BOOK VALUE..........................................     1,845          1,770          1,002
                                                             -----          -----          -----

     All accounts receivable are due within one year.

     Note: for situations in which Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement impact), the related accounts receivable are recorded in "Other receivables" in the balance sheet.

9.  OTHER RECEIVABLES

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
                                                                (IN MILLIONS OF EUROS)
Taxes receivable............................................       68             76
Receivables on agency transactions..........................       75             88
Advances to suppliers.......................................       30             25
Other receivables...........................................      171            137
Prepaid expenses and other..................................       68             69
                                                                  ---            ---
GROSS BOOK VALUE............................................      412            395
Provision...................................................       (1)           (12)
                                                                  ---            ---
NET BOOK VALUE (EXCLUDING DEFERRED TAX ASSETS)..............      411            383
Deferred tax assets -- Net..................................       28             16
                                                                  ---            ---
NET BOOK VALUE (INCLUDING DEFERRED TAX ASSETS)..............      439            399
                                                                  ---            ---

     Other receivables are due within one year, except in the case of deferred tax assets, for which the maturities are for the most part unspecified.

10.  MARKETABLE SECURITIES

     The portfolio of marketable securities at December 31, 2001, the net value of which is E178 million, consists primarily of:

     - E42 million of money market funds, mutual funds, certificates of deposit and bonds, with the stock market value of listed securities being very slightly higher than the historic value.

     - E136 million of treasury stock (after provisions of E2 million). The variation in the Group's portfolio of treasury stock between December 31, 2000 and December 31, 2001 is as follows:

                                                              NUMBER OF   BALANCE SHEET
                                                               SHARES         VALUE
                                                              ---------   -------------
                                                                          (IN MILLIONS
                                                                            OF EUROS)
TREASURY STOCK AT DECEMBER 31, 2000.........................    871,309         34
2001 purchases..............................................  3,857,758        120
Exercised options and other.................................    (98,640)       (16)
Treasury shares held at December 31, 2001 before
  provision.................................................  4,630,427        138
Accrued losses on treasury shares...........................         --         (2)
                                                              ---------        ---
TREASURY STOCK AT DECEMBER 31, 2001 AFTER PROVISION.........  4,630,427        136
                                                              ---------        ---

11.  SHAREHOLDERS' EQUITY

  IMPACT OF THE SAATCHI & SAATCHI ACQUISITION -- 2001 ADDITION

     The acquisition of Saatchi & Saatchi, which was completed in 2000, was treated in accordance with the derogatory method under article 215 of Rule 99-02 of the CRC which permits Publicis to substitute the value of the net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. This resulted in an amount of E2,069 million being recorded in shareholders' equity, increased for costs incurred by Publicis related to the acquisition of E11 million after tax (recorded in shareholders' equity in accordance with Rule 99-02 of the CRC). In total, the net effect amounts to E198 million after considering the capital increase and additional paid-in capital related to the issuance of shares (E1,883 million).

     The amount of the capital increase related to this transaction amounts to E17 million, representing 43,889,149 shares at a par value of E0.3811.

     In 2001, the finalization of the allocation of the Saatchi & Saatchi acquisition cost via its different components resulted in the recording of an additional impact of E37 million in this period. This amount is comprised essentially of restructuring costs (E15 million), the cost of setting up Publicis stock option plans in substitution for existing Saatchi & Saatchi programs (E10 million), accounting policy harmonization adjustments on the opening balance sheet (E8 million) and additional expenses relating to the acquisition (E1 million).

     An additional charge of E195 million was made in connection with this acquisition, since it appeared that the payment of CVRs (Contingent Value Rights) maturing in March 2002 was highly probable as of the balance sheet date. The corresponding debt was recorded in the balance sheet under "Accrued expenses and other liabilities."

     The amount of E195 million was determined on the basis of the number of CVR in circulation at December 31, 2001 (45,194,876) and taking into account the maximum unit value per CVR of E4.32.

 REVALUATION OF 50% OF ZENITHMEDIA PREVIOUSLY EQUITY-ACCOUNTED

     As previously discussed, the agreements signed in September 2001 with Cordiant Communications Group have resulted in the recognition in the Group's consolidated financial statements of an additional 25%-stake in Zenithmedia. The full consolidation of Zenithmedia as of September 2001 results in an increase in consolidated shareholders' equity of E60 million, which corresponds to the net tax impact relating to the 50% previously held in Zenithmedia.

 CHANGE IN THE TREATMENT OF EXISTING TREASURY SHARES DURING FISCAL YEAR 2001

     Following the decisions of the Management Board during fiscal year 2001 to allocate exclusively to employee attribution the treasury shares held in the portfolio, the shares that were previously deducted from shareholders' equity are now recorded as marketable securities.

     On this basis, the amount of the treasury shares held at December 31, 2000 (E34 million), which was debited at the time to shareholders' equity, had an equal and opposite effect in 2001.

     The variation in treasury stock from December 31, 1999 to 2000, considered a reduction in shareholders' equity at that time, is as follows:

                                                              NUMBER OF    BALANCE SHEET
                                                                SHARES         VALUE
                                                              ----------   -------------
                                                                           (IN MILLIONS
                                                                             OF EUROS)
TREASURY STOCK AT DECEMBER 31, 1999.........................   4,181,920         71
2000 purchases..............................................   3,480,077        141
Shares approved for use in acquiring Nelson
  Communications............................................  (6,790,688)      (178)
                                                              ----------       ----
TREASURY STOCK AT DECEMBER 31, 2000.........................     871,309         34
                                                              ----------       ----

  IMPUTATION OF GOODWILL TO SHAREHOLDERS' EQUITY

     Over the last 10 years, the only significant imputation of goodwill to shareholders' equity related to the acquisition of Groupe FCA, for which goodwill of E54 million was recognized. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods of 10 to 40 years.

12.  MINORITY INTERESTS

                                                                RETAINED
                                                                EARNINGS
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
DECEMBER 31, 1998...........................................       44
                                                                  ---
Dividends paid by subsidiaries to minority interests........      (13)
Consolidated net income for the period, minority interest...       20
                                                                  ---
DECEMBER 31, 1999...........................................       51
                                                                  ---
Dividends paid by subsidiaries to minority interests........      (14)
Consolidated net income for the period, minority
  interests.................................................       31
Other.......................................................        9
                                                                  ---
DECEMBER 31, 2000...........................................       77
                                                                  ---
Dividends paid by subsidiaries to minority interests........      (25)
Consolidated net income for the period, minority
  interests.................................................       19
Minority interests (25%) in Zenith's negative equity
  position at the date of the additional 25% purchase.......       (9)
Minority interests (25%) in the revaluation of Zenith
  assets....................................................       30
Other.......................................................       (3)
                                                                  ---
DECEMBER 31, 2001...........................................       89
                                                                  ---

13.  PROVISIONS FOR CONTINGENCIES AND CHARGES

                             PENSIONS
                            AND OTHER
                              POST-                    DEFERRED                              ZENITH
                            EMPLOYMENT     LEGAL          TAX       CLIENT                   EQUITY    VACANT
                             BENEFITS    PROVISIONS   LIABILITIES   RISKS    RESTRUCTURING   METHOD   PROPERTY   OTHER   TOTAL
                            ----------   ----------   -----------   ------   -------------   ------   --------   -----   -----
                                                                  (IN MILLIONS OF EUROS)
DECEMBER 31, 1998.........      23            9           --           4          --           --         5        25      66
                                --           --           --          --          --          ---       ---       ---     ---
Additions.................       3           --           --          --           3           --         1        14      21
Reversals and
  utilization.............      --           (4)          --          (2)         --           --        --       (11)    (17)
                                --           --           --          --          --          ---       ---       ---     ---
DECEMBER 31, 1999.........      26            5           --           2           3           --         6        28      70
                                --           --           --          --          --          ---       ---       ---     ---
Impact of acquisitions....       8            6           --          --          12           16        75               117
Additions.................       5            3           --           6          --            3         2        16      35
Reversals and
  utilization.............      (4)          (1)          --          (2)         (5)          --        (9)      (20)    (41)
Translation and other.....       2           --           --          --          --           --       (10)       (4)    (12)
                                --           --           --          --          --          ---       ---       ---     ---
DECEMBER 31, 2000.........      37           13           --           6          10           19        64        20     169
                                --           --           --          --          --          ---       ---       ---     ---
Impact of
  acquisitions(1).........       3           --           --          --          --          (19)       --         6     (10)
Additions.................       8            3           10          --           9           --         4        14      48
Reversals and
  utilization.............      (5)          (3)          (2)         --          (4)          --        (9)      (16)    (39)
Translation and
  other(2)................      12            1            6          (3)         (1)          --        --         3      18
Other(3)..................      14           --           52          --           4           --        10        --      80
                                --           --           --          --          --          ---       ---       ---     ---
DECEMBER 31, 2001.........      69           14           66           3          18           --        69        27     266
                                --           --           --          --          --          ---       ---       ---     ---

---------------

(1) The provision resulting from equity-accounting for Zenithmedia (50%-owned at the time) was canceled due to the purchase of the additional 25% stake in Zenithmedia, which led to the full consolidation of this sub-group.

(2) Pension benefits increased by E10 million relating to the reclassification of amounts that were included at the end of 2000 under "Accrued expenses and other liabilities."

(3) All provisions included in this category were established in the past year and correspond to adjustments and revaluations made in the opening balance sheets of entities acquired in the course of the fiscal year.

  DEFERRED TAX LIABILITIES

     This account is comprised of E52 million relating to the tax payable on the revaluation of Zenithmedia's assets.

  PROVISIONS FOR RESTRUCTURING

     Restructuring provisions represent primarily an estimation of the costs relating to the closure or restructuring of certain activities resulting from plans that had been announced but not yet executed at December 31, 2001 (principally severance pay).

  VACANT PROPERTY PROVISIONS

     Vacant property provisions consist primarily of a reserve recorded at Saatchi & Saatchi to cover future losses related principally to the lease contract for the building at 375 Hudson Street in New York (E56 million at December 31, 2001).

14.  BANK BORROWINGS AND OVERDRAFTS

                                                                   DECEMBER 31
                                                              ----------------------
                                                               2001    2000    1999
                                                              ------   -----   -----
                                                              (IN MILLIONS OF EUROS)
Debenture loans.............................................    200      --      --
Other loans and short-term credit lines.....................    549     630      --
Bank overdrafts.............................................    316     266     212
Obligations under capital leases............................      4       5      --
                                                              -----     ---     ---
TOTAL.......................................................  1,069     901     212
                                                              -----     ---     ---

  ANALYSIS BY DATE OF MATURITY

                                                                   DECEMBER 31
                                                              ----------------------
                                                               2001    2000    1999
                                                              ------   -----   -----
                                                              (IN MILLIONS OF EUROS)
Due in less than one year...................................    758     721     212
Due in one to five years....................................    103     180      --
Due in more than five years.................................    208      --      --
                                                              -----     ---     ---
TOTAL.......................................................  1,069     901     212
                                                              -----     ---     ---

  ANALYSIS BY CURRENCY

                                                                   DECEMBER 31
                                                              ----------------------
                                                               2001    2000    1999
                                                              ------   -----   -----
                                                              (IN MILLIONS OF EUROS)
Euros.......................................................    592     446     158
U.S. dollars................................................    328     360       1
Other currencies............................................    149      95      53
                                                              -----     ---     ---
TOTAL.......................................................  1,069     901     212
                                                              -----     ---     ---

  ANALYSIS BY TYPE OF INTEREST RATE

     The principal portion of debt is made up of loans with variable rates of interest. The weighted average interest rate for the year ended December 31, 2001 amounts to 5%.

     At December 31, 2001, the Group had available lines of credit totaling approximately E200 million which was subsequently replaced with an issuance of bonds in early 2002. See note 27 "Subsequent events" for further details.

15.  INCOME TAXES

  ANALYSIS OF INCOME TAX EXPENSE

                                                                    DECEMBER 31
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (IN MILLIONS OF EUROS)
Current income tax expense..................................    (98)     (93)     (65)
Deferred income tax expense.................................     (1)       1       --
                                                                ---      ---      ---
INCOME TAX ON INCOME OF CONSOLIDATED COMPANIES..............    (99)     (92)     (65)
                                                                ---      ---      ---

     The above data do not include tax on exceptional items, which are presented net of tax in the statement of income.

     In 2001, a tax credit of E21 million was recorded with regard to exceptional items.

     In 2000 and 1999, tax on exceptional items amounted to E4 million and E7 million, respectively.

  EFFECTIVE TAX RATE

     The effective tax rate is as follows:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
                                                                (IN MILLIONS OF EUROS)
Income of consolidated companies before taxes and goodwill
  amortization..............................................       304            283
French statutory tax rate...................................     35.33%          37.8%
EXPECTED TAX EXPENSE........................................      (107)          (107)
Impact of:
  -- income of subsidiaries taxed at different rates........        (3)             5
  -- income taxes at reduced rates..........................         1              2
  -- utilization of deferred tax assets on operating
     losses(1)..............................................        37              8
  -- provisions on deferred tax assets......................       (31)            --
  -- permanent differences
     Zenith capital gain....................................        21             --
     Other..................................................         4             (4)
                                                                 -----           ----
TAX EXPENSE RECORDED IN THE STATEMENT OF INCOME.............       (78)           (96)
                                                                 -----           ----
  -- TAX ON RESULTS FROM OPERATIONS OF FULLY CONSOLIDATED
     COMPANIES..............................................       (99)           (92)
  -- TAX ON EXCEPTIONAL ITEMS...............................        21             (4)
                                                                 -----           ----
EFFECTIVE TAX RATE..........................................        26%            34%
INCLUDING TAX ON RESULTS FROM OPERATIONS....................        32%            35%
                                                                 -----           ----

---------------

(1) In 2001, a tax credit of E37 million was recorded relating to the recognition of tax credits attributable to carried forward expenses of Saatchi & Saatchi group companies that arose in previous periods and that may be utilized since the inclusion of Saatchi & Saatchi in the consolidated tax filings in the U.S. in 2001. However, there is a substantial amount of tax loss carry-forward at Saatchi & Saatchi, in respect of which, given the uncertainties surrounding the limited potential to utilize these losses and given that most of them are set to expire within a relatively short period (three quarters expire in less than three years), a deferred tax credit has not been recognized in the consolidated financial statements.

(2) The provision for deferred tax assets represents a valuation allowance established on deferred tax assets due to uncertainties surrounding their potential utilization.

  DEFERRED TAXES

     Deferred tax assets and liabilities are included in the following balance sheet line items:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
                                                                (IN MILLIONS OF EUROS)
Other receivables:
  -- short-term portion.....................................       25             11
  -- long-term portion......................................        3              4
                                                                  ---             --
TOTAL DEFERRED TAX ASSETS...................................       28             15
                                                                  ---             --
Accrued expenses and other liabilities:
  -- short-term portion.....................................       (1)            (1)
  -- long-term portion......................................      (65)            --
                                                                  ---             --
TOTAL DEFERRED TAX LIABILITIES..............................      (66)            (1)
                                                                  ---             --
DEFERRED TAX ASSETS (LIABILITIES), NET......................      (38)            14
                                                                  ---             --

     Deferred taxes consist of the following components:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
                                                                (IN MILLIONS OF EUROS)
Accrued expenses............................................       25             12
Operating loss carry-forwards...............................        3              3
                                                                  ---             --
TOTAL DEFERRED TAX ASSETS...................................       28             15
                                                                  ---             --
Long-lived assets...........................................      (14)            (1)
Zenith asset revaluation....................................      (52)            --
                                                                  ---             --
TOTAL DEFERRED TAX LIABILITIES..............................      (66)            (1)
                                                                  ---             --
DEFERRED TAX ASSETS (LIABILITIES), NET......................      (38)            14
                                                                  ---             --

16.  ACCOUNTS PAYABLE

     The line "Accounts payable" includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under the Sapin Law (Loi Sapin), which are included in "Accrued expenses and other liabilities." These liabilities fall due in less than one year.

17.  ACCRUED EXPENSES AND OTHER LIABILITIES

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
                                                                (IN MILLIONS OF EUROS)
Corporation taxes payable...................................        62             44
Payables related to agency transactions.....................       119            119
Other liabilities...........................................        35             79
Advances received...........................................       208            156
Other payables..............................................       633            646
Deferred revenues and other liabilities.....................        62             50
Contingent Value Rights payable by Publicis(1)..............       195             --
                                                                 -----          -----
TOTAL.......................................................     1,314          1,094
                                                                 -----          -----

---------------

(1) Please see detailed explanation in note 11 -- Shareholders' equity.

18.  OFF-BALANCE SHEET COMMITMENTS

                                                                                    RECEIVED AT
                                                         GIVEN AT DECEMBER 31,      DECEMBER 31,
                                                         ---------------------   ------------------
                                                         2001    2000    1999    2001   2000   1999
                                                         -----   -----   -----   ----   ----   ----
                                                                   (IN MILLIONS OF EUROS)
Discounted notes (drafts)..............................    --      --      1      --     --     --
Guarantees.............................................     3       4      3      13     19     12
Commitment to purchase 25% of Zenith Optimedia
  Group(1).............................................   123      --     --     123     --     --
Contingent value rights(CVR) on Publicis shares(2).....    --     199     --      --     --     --
Other..................................................     4       5     12       2      2      3
                                                          ---     ---     --     ---     --     --
TOTAL..................................................   130     208     16     138     21     15
                                                          ---     ---     --     ---     --     --

---------------

(1) According to the terms of the agreement signed with Cordiant in September 2001, Publicis holds a put option over Cordiant's 25%-stake in Zenith Optimedia Group, as well as a call option. The exercise price is determined by applying to the results of Zenith Optimedia Group a multiple calculated on the basis of the average price earnings ratio of Publicis and Cordiant.

    The floor price of the 25% stake held by Cordiant has been fixed at L75 million (E123 million on the basis of the share price at December 31, 2001) payable in cash.

(2) In light of the very strong likelihood that payment will be required on the CVR maturing March 2002, the total amount falling due, E195 million, was treated in the consolidated balance sheet at December 31, 2001 as a supplementary acquisition price of Saatchi & Saatchi shares and the corresponding payable was recorded in "Accrued expenses and other liabilities."

     The E200 million debenture issued by Publicis Groupe S.A. in December 2001, redeemable in 2007, with a fixed interest rate of 2%, provides the possibility for bondholders to request that their bonds be exchanged into an equivalent number of Interpublic Group shares, representing a 30%-premium with respect to the reference price (an exchange price of $36.74).

     Thus, in the event of an exchange request, as from June 30, 2003, Publicis may be called upon to deliver a maximum of 4,885,950 Interpublic Group shares in order to repay the loan.

     At December 31, 2001, the Group held in its portfolio 5,310,120 Interpublic Group shares.

19.  EMPLOYEE COMPENSATION AND HEADCOUNT

     Employee compensation includes salaries, benefits, commissions, bonuses, profit sharing and paid vacation. Payroll taxes on salaries are included in general and administrative expenses.

  COMPENSATION OF DIRECTORS AND OFFICERS

     Compensation paid to members of the Supervisory Board and the Management Board in 2001 totaled E1.5 million and E4 million, respectively. These figures are not directly comparable to the figures for fiscal year 2000, since the members' list has changed.

  HEADCOUNT: EVOLUTION AND BREAKDOWN

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
BY GEOGRAPHIC REGION:
France......................................................   3,521    3,411    2,922
Other Europe................................................   6,183    5,493    3,480
North America...............................................   6,372    6,954    1,628
Rest of world...............................................   4,516    4,482    2,332
                                                              ------   ------   ------
TOTAL.......................................................  20,592   20,340   10,362
                                                              ------   ------   ------
BY SEGMENT:
Communication...............................................  19,373   19,133    9,167
Media.......................................................     823      828      813
Other activities............................................     396      379      382
                                                              ------   ------   ------
TOTAL.......................................................  20,592   20,340   10,362
                                                              ------   ------   ------

                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
                                                               BREAKDOWN
                                                                   BY
                                                              FUNCTION(%)
Sales.......................................................       26%
Creative development........................................       18%
Production and specialized staff............................       16%
Media and research..........................................       19%
Administration/Management...................................       15%
Other.......................................................        6%
                                                                  ---
TOTAL.......................................................      100%
                                                                  ---

20.  OTHER OPERATING EXPENSES

     Other operating expenses represent all of the external charges other than purchases of production and media. They principally include taxes (other than income taxes) and additions to and reversals of provisions.

21.  DEPRECIATION AND AMORTIZATION EXPENSE

                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (IN MILLIONS OF EUROS)
Amortization expense on other intangible assets (excluding
  goodwill).................................................      6       6        2
Depreciation expense on property and equipment..............     78      53       29
                                                                ---      --       --
DEPRECIATION AND AMORTIZATION OF OTHER INTANGIBLE ASSETS AND
  PROPERTY AND EQUIPMENT....................................     84      59       31
Goodwill amortization.......................................     49      33       19
                                                                ---      --       --
TOTAL DEPRECIATION AND AMORTIZATION EXPENSE.................    133      92       50
                                                                ---      --       --

     Goodwill amortization for the year ended December 31, 2001 (principally with regard to interactive and German companies) of E16 million are included as exceptional items.

22.  FINANCIAL (EXPENSE) INCOME

                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (IN MILLIONS OF EUROS)
Interest and other financial (expense) income, net..........    (27)     (13)      6
Foreign currency losses, net................................     (4)      (2)     --
Dividends received from non-consolidated affiliates.........      3        4       3
Accrued losses on treasury shares...........................     (2)      --      --
                                                                ---      ---      --
TOTAL.......................................................    (30)     (11)      9
                                                                ---      ---      --

23.  EXCEPTIONAL (EXPENSE) INCOME NET OF TAX

     Exceptional items for 2001 can be broken down as follows:

                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
Restructuring costs.........................................      (40)
Cessation of activity and other exceptional losses..........      (28)
Exceptional goodwill amortization...........................      (16)
                                                                  ---
TOTAL EXCEPTIONAL EXPENSES..................................      (84)
Capital gain on the disposal of 25% Optimedia...............       60
                                                                  ---
EXCEPTIONAL EXPENSE BEFORE TAX..............................      (24)
                                                                  ---
Tax on exceptional items....................................       21
                                                                  ---
EXCEPTIONAL EXPENSE AFTER TAX...............................       (3)
                                                                  ---

     In 2000, exceptional income consists of the gain on sale, net of tax, of a non-consolidated investment.

     In 1999, exceptional income was comprised of the gain on sale of the Drugstore Matignon in Paris, a gain on the sale of foreign real estate and a gain on the sale of a non-consolidated investment.

24.  BASIC AND DILUTED EARNINGS PER SHARE

     Basic earnings per share amounted to E1.09 in 2001, versus E1.18 in 2000 and E0.85 in 1999.

     The weighted average number of shares outstanding for the calculation of diluted earnings per share amounted to 139,645,986 shares for 2001. The corresponding diluted earnings per share was E1.08 per share in 2001, versus E1.15 per share in 2000 and E0.84 per share in 1999.

25.  SEGMENT INFORMATION

     The Group operates in one industry segment, advertising and communications. Revenues and operating results are derived from advertising and communications services provided to clients. These services include related entities such as agency services for media advertising such as press, radio, billboards and film.

  INFORMATION BY GEOGRAPHIC REGION

                                                                OTHER     NORTH    REST OF
                                                       FRANCE   EUROPE   AMERICA    WORLD    TOTAL
                                                       ------   ------   -------   -------   -----
                                                                 (IN MILLIONS OF EUROS)
2001
Revenues.............................................   383      714      1,035      302     2,434
Operating income.....................................    66      110        137       29       342
Net income after tax, Group interest*................    22       65        101       12       200
Goodwill, property and equipment and intangible
  assets, net........................................   114      297      1,001      131     1,543
                                                        ---      ---      -----      ---     -----
2000
Revenues.............................................   342      536        688      204     1,770
Operating income.....................................    72       97         83       23       275
Net income after tax, Group interest*................    38       58         46        9       151
Goodwill, property and equipment and intangible
  assets, net........................................    85      172        818      139     1,214
                                                        ---      ---      -----      ---     -----
1999
Revenues.............................................   294      408        214      126     1,042
Operating income.....................................    45       76         21       14       156
Net income after tax, Group interest*................    24       36         18        4        82
Goodwill, property and equipment and intangible
  assets, net........................................    72      106        116       86       380
                                                        ---      ---      -----      ---     -----

---------------

* Before goodwill amortization and exceptional income.

26.  PUBLICIS GROUPE S.A. STOCK OPTION PLANS

  1-PUBLICIS OPTIONS

     At December 31, 2001, the status of outstanding options -- both subscription options and options to purchase existing shares -- was as follows:

                                                    NUMBER OF
                                                     OPTIONS
                                                    REMAINING
                                                      TO BE                                OUTSTANDING
                                                   EXERCISED AT    OPTIONS      OPTIONS     OPTIONS AT    EXERCISE
   E0.40 PAR                                       DECEMBER 31,   GRANTED IN   EXERCISED   DECEMBER 31,    PRICE     EXPIRY
  VALUE SHARES    OPTION TYPE      GRANT DATE          2000          2001       IN 2001        2001       (EUROS)     DATE
  ------------    -----------      ----------      ------------   ----------   ---------   ------------   --------   ------
Second tranche    Subscription  February 20, 1992     17,700                                   17,700       7.17      2002
Third tranche     Subscription  December 15, 1992     25,450                                   25,450       6.88      2002
Fourth tranche    Subscription  March 22, 1994        28,760                                   28,760       6.37      2004
Fifth tranche     Subscription  March 30, 1995        93,970                    (14,850)       79,120       6.63      2005
Sixth tranche     Subscription  April 26, 1996        87,260                    (19,410)       67,850       4.91      2006
Seventh tranche   Subscription  March 20, 1997        75,960                    (20,190)       55,770       5.63      2007
Eighth tranche    Subscription  March 11, 1998        66,000                                   66,000       8.66      2008
Ninth tranche     Subscription  November 4, 1998     331,500                    (20,000)      311,500      10.24      2008
Tenth tranche     Purchase      September 7, 2000    100,000                                  100,000      43.55      2010
Eleventh tranche  Purchase      April 23, 2001                      380,000                   380,000      33.18      2011
Twelfth tranche   Purchase      November 26, 2001                 2,943,135                 2,943,135      29.79          (1)
                                                     -------      ---------     -------     ---------
Total tranches                                       826,600      3,323,135     (74,450)    4,075,285
                                                     -------      ---------     -------     ---------

---------------

(1) Allotment of options is subject to satisfying certain conditions. The options may be exercised within 10 years only after confirmation of the allotment.

  2-SAATCHI & SAATCHI OPTIONS

     The existing Saatchi & Saatchi option plans confer a right when exercised to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18.252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares).

     The number of shares remaining to be exercised is broken down as follows:

                       EXERCISED DURING
    OUTSTANDING          FISCAL YEAR                          OUTSTANDING AT
AT DECEMBER 31, 2000         2001         LAPSED IN 2001    DECEMBER 31, 2001
--------------------   ----------------   --------------    -----------------
     1,595,773            (1,305,727)        (24,000)           266,046(1)

---------------

(1) The latest exercise date for these options ranges between 2003 and 2006.

  3-NELSON OPTIONS

     On the acquisition of Nelson, these plans were transformed into Publicis share purchase plans.

     The number of outstanding options at year end can be broken down as follows:

                       EXERCISED DURING                    OUTSTANDING AT
    OUTSTANDING          FISCAL YEAR                        DECEMBER 31,
AT DECEMBER 31, 2000         2001         LAPSED IN 2001        2001
--------------------   ----------------   --------------   --------------
       699,367             (98,733)          (81,904)        518,730(1)

---------------

(1) The latest exercise date for these options ranges between 2002 and 2009.

27.  SUBSEQUENT EVENTS

     In January 2002, as part of the Group restructuring program, Publicis issued Oceanes (bonds that may be converted into or exchanged for new or existing shares), thereby raising E690 million with a maturity period of 16 years.

     This loan is composed of 17,624,521 bonds of E39.15 (representing a 35%-premium over the reference price for Publicis shares at the time of issue), issued at par value, and bearing interest at the rate of 1% per year. These bonds will be fully redeemed on maturity, i.e. January 18, 2018, for an amount equivalent to 134.59% of par. However, they may be redeemed early, either via a market repurchase operation, or via a public purchase or exchange offer, at any time as from January 18, 2007. Bondholders will have the right to request early redemption on January 18, 2006, 2010 and 2014.

     Bondholders will have the right to request the conversion or exchange of their bonds at any time as from January 18, 2002 and up until the seventh working day prior to the maturity date, with one bond equal to one share. The Group is entitled to determine whether the shares granted under this option will be new or existing shares.

28.  LIST OF CONSOLIDATED ENTITIES AT DECEMBER 31, 2001

  FULLY-CONSOLIDATED COMPANIES

  1 -- ADVERTISING AGENCIES

COMPANY                     % CONTROL      BUSINESS         COUNTRY                CITY
-------                     ---------   ---------------  -------------  --------------------------
Publicis..................   100.00       Advertising    United States  San Francisco, Seattle,
                                                                        Salt Lake City, Boise,
                                                                        Dallas, Indianapolis, Los
                                                                        Angeles, Chicago, New York
Publicis Hal Riney........   100.00       Advertising    United States  San Francisco, Atlanta,
                                                                        New York
Burrell Communications....
                                          Advertising    United States  Chicago
Publicis Dialog...........   100.00       Advertising    United States  San Francisco, Seattle,
                                                                        Salt Lake City, Dallas,
                                                                        Indianapolis, Chicago, New
                                                                        York
Nelson Communications.....   100.00       Advertising    United States  New York
Frankel...................   100.00       Advertising    United States  Chicago
Fallon....................   100.00       Advertising    United States  Minneapolis
Winner & Associates.......    60.00       Advertising    United States  Los Angeles
Publicis Canada...........    70.00       Advertising    Canada         Montreal, Toronto
Publicis Norton...........    60.00       Advertising    Brazil         Sao Paulo, Brasilia, Porto
                                                                        Alegre, Rio de Janeiro
Publicis Conseil..........    99.61       Advertising    France         Paris
Mundocom..................    99.93       Advertising    France         Paris
Publicis Dialog...........   100.00       Advertising    France         Paris
Media System..............    94.96       Advertising    France         Paris
Publicis Consultants......   100.00       Advertising    France         Paris
Carre Noir................    95.53       Advertising    France         Paris
Publicis Consultants
  Ecocom..................    83.05       Advertising    France         Paris
Publicis Allemagne........   100.00       Advertising    Germany        Frankfurt, Berlin

COMPANY                     % CONTROL      BUSINESS         COUNTRY                CITY
-------                     ---------   ---------------  -------------  --------------------------
Publicis Dialog...........
                                          Advertising    Germany        Frankfurt, Hamburg
BMZ.......................
                                          Advertising    Germany        Dusseldorf
Publicis
  KommunikationsAgentur...   100.00       Advertising    Germany        Erlangen, Munich
Publicis Austria..........   100.00       Advertising    Austria        Vienna
Publicis Belgium..........   100.00       Advertising    Belgium        Brussels
Publicis Denmark..........    80.00       Advertising    Denmark        Copenhagen
Publicis Spain............   100.00       Advertising    Spain          Madrid, Barcelona,
                                                                        Seville, Valencia,
                                                                        Alicante
Publicis Casadevall y
  Pedreno.................    85.00       Advertising    Spain          Barcelona, Madrid
Publicis International
  Oy......................    64.72       Advertising    Finland        Helsinki
Publicis Hellas...........   100.00       Advertising    Greece         Athens
Publicis Hungary..........   100.00       Advertising    Hungary        Budapest
Publicis Italy............   100.00       Advertising    Italy          Milan, Rome
Publicis Amsterdam........   100.00       Advertising    Netherlands    Amsterdam
Publicis Poland...........    85.00       Advertising    Poland         Warsaw
Publicis Portugal.........    90.00       Advertising    Portugal       Lisbon
BMZ/Park..................    56.44       Advertising    Portugal       Lisbon
Publicis UK...............   100.00       Advertising    UK             London
The Triangle Group........   100.00       Advertising    UK             London
Publicis Zurich...........    90.00       Advertising    Switzerland    Zurich
Publicis Communication....   100.00       Advertising    Australia      Brisbane, Melbourne,
                                                                        Sydney
Publicis Mojo.............   100.00       Advertising    New Zealand    Auckland
Publicis Ad Link..........    60.00       Advertising    China, Hong    Beijing, Hong Kong,
                                                         Kong           Shanghai, Canton, Chengdu
Publicis Welcomm..........    60.00       Advertising    Korea          Seoul
Publicis Japan............   100.00       Advertising    Japan          Tokyo
Publicis Wet Desert.......    70.00       Advertising    Malaysia       Kuala Lumpur
Publicis Philippines......    65.63       Advertising    Philippines    Manila
Publicis Eureka...........    60.00       Advertising    Singapore      Singapore
Publicis Taiwan...........   100.00       Advertising    Taiwan         Taipei
Publicis Prakit...........    50.00       Advertising    Thailand       Bangkok
Publicis Cape Town........    84.30       Advertising    South Africa   Cape Town
Publicis Johannesburg.....   100.00       Advertising    South Africa   Johannesburg
Publicis Ariely...........    82.00       Advertising    Israel         Tel Aviv
Publicis Graphics.........    60.00       Advertising    Lebanon,       Beirut, Amman, Bahrain,
                                                         Jordan,        Cairo, Dubai, Jeddah,
                                                         Bahrain,       Riyadh, Kuwait, Istanbul.
                                                         Egypt, EAU,
                                                         Saudi Arabia,
                                                         Kuwait,
                                                         Turkey

COMPANY                     % CONTROL      BUSINESS         COUNTRY                CITY
-------                     ---------   ---------------  -------------  --------------------------
Saatchi & Saatchi North
  America.................   100.00       Advertising    United States  New York
Klemtner Advertising......   100.00       Advertising    United States  New York
Rowland -- Rochester
  (SSBC)..................   100.00       Advertising    United States  New York
Saatchi & Saatchi
  Canada..................   100.00       Advertising    Canada         Toronto
Finance Nazca Publicidade
  Brazil..................    51.00       Advertising    Brazil         Sao Paulo
Saatchi & Saatchi
  Advertising Pty.........   100.00       Advertising    Australia      Sydney
Saatchi & Saatchi New
  Zealand.................   100.00       Advertising    New Zealand    Wellington
Saatchi & Saatchi Great
  Wall Advertising Co.....    51.00       Advertising    China          Beijing
Saatchi & Saatchi Japan...    66.67       Advertising    Japan          Tokyo
Saatchi & Saatchi
  Malaysia................    80.00       Advertising    Malaysia       Petaling Jaya
Saatchi & Saatchi
  Singapore...............   100.00       Advertising    Singapore      Singapore
Saatchi & Saatchi
  Taiwan..................   100.00       Advertising    Taiwan         Taipei
Saatchi & Saatchi
  Thailand................    51.00       Advertising    Thailand       Bangkok
Saatchi & Saatchi
  Vietnam.................    70.00       Advertising    Vietnam        Ho Chi Minh City
Saatchi & Saatchi
  Germany.................   100.00       Advertising    Germany        Frankfurt
Saatchi & Saatchi
  Austria.................   100.00       Advertising    Austria        Vienna
Saatchi & Saatchi
  Belgium.................   100.00       Advertising    Belgium        Brussels
Saatchi & Saatchi
  Denmark.................   100.00       Advertising    Denmark        Copenhagen
Saatchi & Saatchi
  Madrid..................   100.00       Advertising    Spain          Madrid
Saatchi & Saatchi
  France..................   100.00       Advertising    France         Paris
Saatchi & Saatchi
  Hungary.................   100.00       Advertising    Hungary        Budapest
Saatchi & Saatchi Italy...   100.00       Advertising    Italy          Rome, Milan
Saatchi & Saatchi
  Holland.................   100.00       Advertising    Netherlands    Amstelveen
Saatchi & Saatchi
  Portugal................   100.00       Advertising    Portugal       Lisbon
The Facilities Group......    70.00       Advertising    UK             London
Saatchi & Saatchi UK......   100.00       Advertising    UK             London
Optimedia USA.............   100.00     Media purchases  United States  New York
Zenith USA................   100.00     Media purchases  United States  New York
More Media................     90.5     Media purchases  Germany        Dusseldorf, Munich
Optimedia Germany.........   100.00     Media purchases  Germany        Dusseldorf
Zenith Germany............   100.00     Media purchases  Germany        Dusseldorf
Optimedia Spain...........   100.00     Media purchases  Spain          Madrid
Zenith Spain..............    97.50     Media purchases  Spain          Madrid
Publicis Centre Media.....   100.00     Media purchases  France         Paris
Zenith France.............   100.00     Media purchases  France         Paris
Optimedia Italy...........   100.00     Media purchases  Italy          Milan
Zenith Italy..............   100.00     Media purchases  Italy          Milan
Optimedia Netherlands.....   100.00     Media purchases  Netherlands    Amsterdam

COMPANY                     % CONTROL      BUSINESS         COUNTRY                CITY
-------                     ---------   ---------------  -------------  --------------------------
Zenith Holland............   100.00     Media purchases  Netherlands    Amsterdam
Optimedia UK..............   100.00     Media purchases  UK             London
Zenith Media..............   100.00     Media purchases  UK             London

  2 -- MEDIA SALES

COMPANY                               % CONTROL        BUSINESS           COUNTRY       CITY
-------                               ---------   -------------------   -----------   ---------
Medias & Regies Europe..............   100.00      Press Media Sales    France        Paris
Le Monde Publicite..................    49.00      Press Media Sales    France        Paris
Espaces Liberation..................    49.00      Press Media Sales    France        Paris
Metrobus............................   100.00     Outdoor Media Sales   France        Paris
Mediavision.........................                 Cinema Sales       France        Paris
Publex..............................    50.00     Outdoor Media Sales   Netherlands   Amsterdam
Regie 1.............................    50.00      Radio Media Sales    France        Paris

  3 -- OTHER BUSINESSES

COMPANY                                                     % CONTROL   BUSINESS   COUNTRY   CITY
-------                                                     ---------   --------   -------   -----
Drugstore Champs Elysees..................................   100.00      Retail    France    Paris

29. SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE AND THE UNITED STATES

     The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in France ("French GAAP"), which differ from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Group are summarized below:

  RESTRUCTURING COSTS

     The Group is implementing restructuring plans related to its acquisitions made in 2000. In accordance with U.S. GAAP, these plans, and related accruals, must be finalized and quantified within one year of acquisition, and under French GAAP, the plans must be finalized within the fiscal year end following an acquisition. As such, under French GAAP, approximately E31 million was capitalized as part of the purchase price that is disallowed under U.S. GAAP.

  ACCOUNTING FOR CONVERTIBLE DEBT

     The Group issued a debenture loan in December 2001 with a face value of E200 million payable at par in January 2007 and paying a fixed annual yield of 2%. The bondholder may exchange the bonds as of June 30, 2003 into Interpublic Group shares representing a premium of 29% in relation to the reference price of U.S.$28.26 (which represents an exchange price of U.S.$36.74) ("Exchange Option") or repaid in cash at the choice of Publicis ("Cash Settlement Right"). The bonds may be redeemed at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of U.S.$36.74 by 30% during a period of 20 trading days ("Call Option"). Bondholders may request from Publicis the redemption of their bonds at par on March 1, 2004. In accordance with U.S. GAAP, the Call Option, Exchange Option, and Cash Settlement Right are considered to be embedded derivative instruments and are required to be separately accounted for under SFAS 133 at fair value with changes in fair value reflected through the income statement. The change in the fair value of the Call Option, Cash Settlement Right and Exchange Option from the date of issuance through December 31, 2001 resulted in an expense of E5 million. Under French GAAP, these instruments are considered to be an off balance sheet commitment and are not recorded.

  TREASURY SHARES

     In accordance with French GAAP, treasury shares reserved for issuance upon exercise of stock options are shown as an investment, and any decrease in the value of the shares held in treasury is recorded through the income statement. In 2001, under French GAAP, approximately E2 million was recorded as a depreciation expense related to treasury shares. Under U.S. GAAP, treasury shares are deducted from stockholder's equity at the amount they were repurchased. Subsequent fluctuations in the market price of treasury shares are not recorded under U.S. GAAP.

  ACCOUNTING FOR THE BUSINESS COMBINATION WITH SAATCHI & SAATCHI

     Under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the derogatory method under article 215 of rule 99-02 of the Comite de la Reglementation Comptable (CRC) as follows:

     -- Assets and liabilities are recorded at historical cost less accumulated depreciation at the combination date;

     -- The results and cash flows are combined from the acquisition date to year-end;

        The derogatory method is similar to the pooling of interests method under U.S. GAAP, except that the results and cash flows are combined only from the acquisition date to the end of the period.

     Under U.S. GAAP, this acquisition does not qualify to be accounted for as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Publicis Groupe, S.A. being the acquiror on September 8, 2000. This gives rise to a number of differences as follows:

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

  Impairment of goodwill

     Goodwill in the amount of approximately E584 million was written off through a charge to operations in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying values of goodwill for those businesses to the Group's best estimate, as of December 31, 2001, based on the Company's accounting policy described in note 1.2. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

  Contingent Value Rights

     In connection with the acquisition of Saatchi & Saatchi, the Group issued contingent value rights (CVRs) to the former shareholders of Saatchi & Saatchi. Each CVR represents a right to receive a cash payment if the market price of Publicis shares 18 months after the acquisition date is below its level at the acquisition date, limited to a maximum payment per CVR of 10% of the market price at the acquisition date. The CVRs are actively traded on the Euronext Paris.

     Under French GAAP, the CVRs were originally considered to be an off-balance sheet commitment, and were not recorded until payment was considered to be highly probable. Additionally, fluctuations in the amount to be paid are recorded against equity. The CVRs were not recorded under French GAAP until December 31, 2001.

     Under U.S. GAAP, the fair value of the CVRs at the acquisition date is included in the cost of acquisition and reflected as a liability in purchase accounting. Subsequent changes in the fair value of the CVRs are adjusted through earnings.

  Stock options

     In connection with the acquisition of Saatchi & Saatchi, the Group agreed to exchange options to purchase Publicis shares for Saatchi & Saatchi shares obtained through the exercise of outstanding stock options of Saatchi & Saatchi at the acquisition date.

     Under French GAAP, stock options are not recorded in shareholders' equity until they are exercised.

     For U.S. GAAP purposes, the Group accounts for stock options in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees," FASB Statement 123, "Accounting for Stock Based Compensation," and related interpretations. To the extent options are granted by the acquiring company for outstanding vested options or options that vest upon change in control of the target company, the fair value of the new options is included as part of the purchase price and allocated to the assets acquired. The fair value of options exchanged for outstanding unvested options is also included as part of the purchase price and a portion of the unvested intrinsic value is allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of unearned compensation cost is deducted from the fair value of the options in determining the allocation of purchase price.

  Purchase price adjustments

     Under French GAAP, in 2001, approximately E37 million has been recorded related to finalizing the purchase price allocation of Saatchi & Saatchi, which is recorded directly to equity. Under U.S. GAAP, these adjustments are recorded as goodwill.

  ACCOUNTING FOR ZENITH OPTIMEDIA GROUP

     Under French GAAP, the formation of the Zenith Optimedia Group results in revaluing the Zenithmedia net assets acquired in conjunction with the acquisition of Saatchi & Saatchi. Under French GAAP, the acquisition of Saatchi & Saatchi was treated similar to a pooling of interests under U.S. GAAP. Under U.S. GAAP, this acquisition was treated as a purchase. As such, under U.S. GAAP, the net assets acquired were written up to their fair value in 2000. Because under French GAAP, the Zenithmedia assets are written up to their fair value in 2001, this entry is reversed for U.S. GAAP purposes.

  BUSINESS COMBINATIONS

  Accounting for goodwill

     Under French GAAP, goodwill is generally capitalized and amortised over its estimated useful life. However, goodwill arising from an acquisition completed in 1993 paid for by issuing new shares was written off through shareholders' equity under previous French accounting guidance.

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

  STOCK COMPENSATION

     Under French GAAP, stock options are recorded in common stock and additional paid-in capital when the options are exercised.

     Under U.S. GAAP, the Group accounts for stock options in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees," FASB Statement 123, "Accounting for Stock Based Compensation," and related interpretations. When stock options are granted to employees or directors, with an exercise price inferior to the fair value of the underlying shares at the date of grant, the resulting premium is immediately reflected in shareholders' equity. This premium is offset in shareholders' equity by an equivalent deferred compensation amount. Therefore, there is no impact on total shareholders' equity. The deferred compensation amount is amortized as compensation expense in the income statement over the vesting period of the options.

 VALUATION OF MARKETABLE SECURITIES AND INVESTMENTS IN NON-CONSOLIDATED ENTITIES

     In accordance with French regulations, the Group's policy is to value marketable securities, on a portfolio basis, at the lower of aggregate cost and market value. Investments in non-consolidated entities in which Publicis owns less than 20% are stated at cost and an allowance is recorded when a recoverable value, based upon management's analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the estimated recoverable value of the investments increases. Unrealized gains on marketable securities and investments are not recognized.

     Under U.S. GAAP (SFAS 115), marketable securities and investments in non-consolidated affiliates with readily determinable fair values, other than investments accounted for under the equity method, are divided into three categories: trading (used as part of a company's cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). All Publicis' marketable securities and investments with readily determinable fair values are considered to be available-for-sale and are reflected at market value on the closing date on the face of the balance sheet. All unrealized gains and unrealized losses that are temporary are recorded as a separate component of shareholders' equity. Unrealized losses which are other than temporary are charged to income and any write-down is considered permanent.

  ACCOUNTING FOR PROVISIONS

     Under U.S. GAAP, provisions for loss contingencies are recorded if available information indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

     As of December 31, 2000 and 1999, certain provisions recorded in the French financial statements do not qualify as provisions for loss contingencies under U.S. GAAP.

  FOREIGN CURRENCY TRANSLATION

     For purposes of the French financial statements through December 31, 1999, the Group converted the income statement to euros at year-end exchange rates.

     Under U.S. GAAP, income statement amounts in foreign currencies are converted at average exchange rates for the year.

  EXCEPTIONAL ITEMS

     Amounts presented as "Exceptional Items" in the French financial statements do not meet the definition of extraordinary items under U.S. GAAP, as these items are not both unusual and infrequent.

  DERIVATIVES AND HEDGING

     Effective January 1, 2001, the Group adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" issued by the Financial Accounting Standards Board. SFAS No. 133, as amended by SFAS Nos. 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet. The statement also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income depending on their intended use. The adoption of SFAS Nos. 133, 137, and 138 did not have a material impact on the Group's consolidated financial statements.

  RECONCILIATION OF NET INCOME AND COMPREHENSIVE INCOME TO U.S. GAAP

     The following is a reconciliation of net income as reported in the consolidated statements of income to net income and comprehensive income as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2001, 2000 and 1999:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001    2000    1999
                                                                E        E       E
                                                              ------   -----   -----
                                                                  (IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
Net income as reported in the consolidated statement of
  income....................................................     151     128      74
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
Restructuring charges.......................................     (31)     --      --
Accounting for convertible debt.............................      (5)     --      --
Amortization expense on goodwill written-off to equity......      (1)     (1)     (1)
Compensation arrangements...................................      (5)     (4)     --
Depreciation of treasury shares.............................       2      --      --
Accounting for provisions...................................     (13)    (17)      2
Foreign currency translation................................      --      --      (2)
                                                              ------   -----   -----
                                                                  98     106      73
Adjustments related to the business combination with Saatchi
  & Saatchi:
Amortization expense on tangible assets, intangible assets
  and goodwill..............................................     (91)    (32)     --
Goodwill impairment.........................................    (584)     --      --
Contingent value rights.....................................     (69)    (46)     --
Stock compensation..........................................     (11)     (3)     --
                                                              ------   -----   -----
Total adjustments related to Saatchi & Saatchi..............    (755)    (81)     --
                                                              ------   -----   -----
Net income (loss) as adjusted for U.S. GAAP before tax
  effect....................................................    (657)     25      73
                                                              ------   -----   -----
Tax effect of all adjustments(1)............................      10       9      --
                                                              ------   -----   -----
NET INCOME (LOSS) AS ADJUSTED FOR U.S. GAAP.................    (647)     34      73
                                                              ======   =====   =====

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001    2000    1999
                                                                E        E       E
                                                              ------   -----   -----
                                                                  (IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
EARNINGS PER SHARE AS ADJUSTED FOR U.S. GAAP
Basic.......................................................  E(4.76)  E0.31   E0.84
Fully diluted...............................................  E(4.76)  E0.31   E0.83
Dividends declared per share................................   E0.20   E0.17   E0.12
Weighted average common shares outstanding:
  Basic.....................................................     136     108      87
  Diluted...................................................     136     111      88
Net income (loss) as adjusted for U.S. GAAP.................    (647)     34      73
OTHER COMPREHENSIVE INCOME
Unrealized gain/(loss) on available for sale securities.....     (21)      6      81
Foreign currency translation adjustment.....................      52     (43)     (2)
                                                              ------   -----   -----
Comprehensive income (loss).................................    (616)     (3)    152
Income tax effect on comprehensive income (loss)(2).........      --       1     (15)
                                                              ------   -----   -----
COMPREHENSIVE INCOME (LOSS), NET OF TAX.....................    (616)     (2)    137
                                                              ======   =====   =====

---------------

(1) The tax effect of all adjustments is impacted by the fact that goodwill is not tax deductible. See also income taxes section, following.

(2) Includes valuation allowance on unrealized loss on available-for-sale securities as it is more likely than not that the deferred tax assets will not be realized.

     Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered operating expenses under U.S. GAAP. The consolidated statements of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001    2000    1999
                                                              ------   -----   -----
                                                              (IN MILLIONS OF EUROS)
REVENUES....................................................   2,434   1,770   1,042
Salaries and related expenses...............................  (1,375)   (991)   (576)
Office and general expenses.................................    (661)   (470)   (291)
Depreciation and amortization...............................    (812)   (124)    (51)
Other operating income (expense)............................     (52)     --      14
OPERATING INCOME (LOSS).....................................    (466)    185     138
Interest expense............................................     (62)    (28)    (11)
Interest income.............................................      38      32      17
Other income (expense), net.................................     (79)    (46)     13
                                                              ------   -----   -----
Income (loss) before income taxes...........................    (569)    143     157
Income taxes................................................     (68)    (83)    (65)
                                                              ------   -----   -----
Income (loss) after income taxes............................    (637)     60      92
Equity in net income of non-consolidated companies..........       9       5       2
Minority interests..........................................     (19)    (31)    (21)
                                                              ------   -----   -----
NET INCOME (LOSS)...........................................    (647)     34      73
                                                              ======   =====   =====

  RECONCILIATION OF SHAREHOLDERS' EQUITY TO U.S. GAAP

     The following is a reconciliation of shareholders' equity as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP as of December 31, 2001, 2000 and 1999:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               2001     2000    1999
                                                              ------   ------   -----
                                                              (IN MILLIONS OF EUROS)
Shareholders' equity as reported in the consolidated balance
  sheet.....................................................    283      299     345
ADJUSTMENTS TO CONFORM TO U.S. GAAP
Restructuring charges.......................................    (31)      --      --
Treasury shares.............................................   (136)      --      --
Accounting for Zenith Optimedia Group.......................    (87)      --      --
Accounting for convertible debt.............................     (5)      --      --
Goodwill written-off to equity, gross.......................     54       54      54
Accumulated amortization on goodwill written-off to
  equity....................................................    (10)      (9)     (8)
Compensation arrangements...................................     (9)      (4)     --
Valuation of marketable securities..........................    135      192     186
Accounting for provisions...................................     --       13      30
Other.......................................................     --       --       8
                                                              -----    -----     ---
                                                                194      545     615

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               2001     2000    1999
                                                              ------   ------   -----
                                                              (IN MILLIONS OF EUROS)
Adjustments related to the business combinations with
  Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a
  purchase under U.S. GAAP..................................  2,521    2,547      --
Goodwill impairment.........................................   (547)      --      --
Contingent value rights.....................................     80      (46)     --
Stock options -- Saatchi & Saatchi..........................    158      152      --
                                                              -----    -----     ---
Total adjustments -- Saatchi & Saatchi......................  2,212    2,653      --
Tax effect of above adjustments.............................   (516)    (576)    (35)
                                                              -----    -----     ---
Shareholders' equity as adjusted for U.S. GAAP..............  1,890    2,622     580
                                                              =====    =====     ===

     Following the Saatchi & Saatchi acquisition and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2001, 2000 and 1999 are summarized as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2001    2000    1999
                                                                E       E       E
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
                                      ASSETS
Goodwill, net...............................................  1,842   2,297     283
Intangible assets, net......................................  1,401   1,353      20
Property and equipment, net.................................    360     342     129
Deferred income taxes.......................................     --       4      --
Investments and other financial assets, net.................    202     274     235
Investments accounted for by the equity method..............      8       7       7
                                                              -----   -----   -----
TOTAL NON CURRENT ASSETS, NET...............................  3,813   4,277     674
                                                              -----   -----   -----
Inventory and costs billable to clients.....................    195     129      49
Accounts receivable.........................................  1,845   1,770   1,002
Other receivables...........................................    439     384     241
Deferred income taxes.......................................     --      11       7
Marketable securities.......................................     42     100      77
Cash and cash equivalents...................................    621     429     273
                                                              -----   -----   -----
CURRENT ASSETS..............................................  3,142   2,823   1,649
                                                              -----   -----   -----
TOTAL ASSETS................................................  6,955   7,100   2,323
                                                              =====   =====   =====
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock...............................................     56      53      36
Additional paid-in capital..................................  2,350   2,322     117
Retained earnings (deficit).................................   (520)    167     346
Treasury stock..............................................   (138)    (34)    (71)
Accumulated other comprehensive income......................    142     114     152
                                                              -----   -----   -----
SHAREHOLDERS' EQUITY........................................  1,890   2,622     580
Minority interests..........................................     89      77      51
Long-term debt and capital lease obligations, less current
  portion...................................................    294     184      --
Deferred income taxes.......................................    493     576      35
Provisions for contingencies and charges....................    242     240      40
Current portion of long-term debt and capital lease
  obligations...............................................    442     451      --
Short-term borrowings and overdrafts........................    316     266     217
Accounts payable............................................  1,875   1,590     872
Accrued expenses and other liabilities......................  1,314   1,094     528
                                                              -----   -----   -----
CURRENT LIABILITIES.........................................  3,947   3,401    1617
                                                              -----   -----   -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  6,955   7,100   2,323
                                                              =====   =====   =====

     The components of shareholders' equity for U.S. GAAP purposes as of December 31, 2001, 2000 and 1999 are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                              2001    2000    1999
                                                                E       E      E
                                                              -----   -----   ----
                                                                 (IN MILLIONS)
Share capital...............................................     56      53    36
Additional paid-in capital..................................  2,350   2,322   117
Retained earnings (deficit).................................   (520)    167   346
Treasury stock..............................................   (138)    (34)  (71)
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Unrealized gains on securities..............................    135     156   151
Foreign currency translation adjustment.....................      7     (42)    1
                                                              -----   -----   ---
ACCUMULATED OTHER COMPREHENSIVE INCOME:.....................    142     114   152
                                                              -----   -----   ---
Total shareholders' equity as adjusted for U.S. GAAP........  1,890   2,622   580
                                                              =====   =====   ===

  NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142 Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     The Group will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of E74 million (E0.54 per share) per year. During 2002, the Group will perform the first of the required impairment tests of goodwill and indefinite lived assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Group.

     In August of 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Group adopted FAS 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact on the Group's financial position and results of operations.

  OTHER U.S. GAAP DISCLOSURES

  Consolidated statement of cash flows

     The consolidated statement of cash flows prepared under French GAAP presents substantially the same information as that required under U.S. GAAP but they differ with regard to the classification of items within them and as regards the definition of cash (treasury) under French GAAP and cash and cash equivalents under U.S. GAAP.

     A reconciliation of cash or treasury under French GAAP to cash and cash equivalents under U.S. GAAP is presented as follows:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              2001    2000    1999
                                                                E       E      E
                                                              -----   -----   ----
                                                                 (IN MILLIONS)
Cash and cash equivalents under French GAAP.................   483     263    137
Less: Marketable securities.................................  (178)   (100)   (76)
Add: Bank overdrafts........................................   316     266    212
                                                              ----    ----    ---
Cash and cash equivalents under U.S. GAAP...................   621     429    273
                                                              ====    ====    ===

     The cash flows under U.S. GAAP can be summarized as follows:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              2001   2000    1999
                                                               E       E       E
                                                              ----   -----   -----
                                                                 (IN MILLIONS)
Cash provided by operating activities.......................   44     204     178
Cash provided by/(used in) investing activities.............  114    (679)   (151)
Cash provided by financing activities.......................   30     626      20
Effect of exchange rate changes on cash and cash
  equivalents...............................................    4       5      --
                                                              ---    ----    ----
Increase in cash and cash equivalents.......................  192     156      47
Cash and cash equivalents at beginning of year..............  429     273     226
                                                              ---    ----    ----
Cash and cash equivalents at end of year....................  621     429     273
                                                              ===    ====    ====

     Cash provided by financing activities includes E118 million, E630 million and E0 change in borrowings per the French GAAP accounts. A breakdown of the change in borrowings is as follows:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2001   2000   1999
                                                               E      E      E
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Proceeds from borrowings of long-term debt..................  200    630     --
Repayments of borrowings of long-term debt..................  (82)    --     --
                                                              ---    ---    ---
                                                              118    630     --
                                                              ===    ===    ===

     A breakdown of the change in net working capital requirements is as follows:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2001   2000   1999
                                                               E      E      E
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Changes in operating assets and liabilities:
Accounts receivable and other receivables...................   222   (217)  (324)
Inventory and costs billable to clients.....................   (59)     4      1
Accounts payable and other current liabilities..............  (377)   194    369
                                                              ----   ----   ----
Change in working capital requirements......................  (214)   (19)    46
                                                              ====   ====   ====

     Supplemental cash flow information for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                                                 FOR THE YEAR
                                                                    ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2001   2000   1999
                                                               E      E      E
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Interest paid...............................................   61     27      9
Income taxes paid...........................................   64     53     30
                                                              ---    ---    ---

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

  Acquisitions

     The most significant acquisition made in 2001 is the formation of Zenith Optimedia Group. The pro forma effects of this and other transactions in 2001 on revenues, net income and earnings per share are not significant.

     In September 2000, Publicis acquired 100% of the outstanding shares of Saatchi & Saatchi plc, a U.K. company specializing in multinational advertising and marketing services. For U.S. GAAP purposes, this acquisition has been treated as a purchase. Saatchi & Saatchi has been fully consolidated since September 8, 2000.

     Total consideration paid in stock for Saatchi & Saatchi amounted to E1,883 million (43,889,149 shares), resulting in additional goodwill of E1,442 million, which will be amortized under the straight-line method over 40 years. The components of the purchase price and allocations are as follows:

                                                              (E MILLIONS)
Consideration and acquisition costs:
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

                                                              (E MILLIONS)
Allocation of purchase price:
Property and equipment......................................        12
Acquired intangibles........................................     1,401
Goodwill....................................................     1,442
Net liabilities assumed and other...........................      (759)
                                                                 -----
                                                                 2,096
                                                                 =====

     In January 2000, Publicis acquired 100% of Frankel and Company, an independent American agency specializing in marketing services. This acquisition was accounted for as a purchase. Frankel has been fully consolidated since January 2000 and goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

     In February 2000, the Group acquired 100% of Fallon, an independent agency in the United States. This transaction was accounted for as a purchase and Fallon has been fully consolidated since February 2000 and goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

     The Group acquired 100% of Nelson Communications, an American company specializing in advertising communications for the healthcare industry. This transaction was financed in part by an exchange of stock (6.7 million shares). Nelson has been fully consolidated since November 2000 and goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

     In addition to the above acquisitions, Publicis completed more than 10 small and medium-size purchase business combinations in the United States, Europe and Latin America, in general advertising and marketing services. Total consideration for these acquisitions in 2000 was approximately E677 million.

     During 1999, Publicis completed more than 15 small and medium-size purchase business combinations in the United States, Europe, the Asia/Pacific region, and Latin America, in general advertising and marketing services, for a total consideration of E85 million.

  Pro-forma information regarding the Saatchi & Saatchi acquisition

     The following pro forma information for the year ended December 31, 2000 and 1999 presents the effect of the acquisition of Saatchi & Saatchi, the most significant acquisition of Publicis, as if it had occurred as of the beginning of 2000. The pro forma financial information is based on the historical financial statements of Publicis and Saatchi & Saatchi.

                                                                FRENCH GAAP      U.S. GAAP YEAR
                                                                YEAR ENDED            ENDED
                                                               DECEMBER 31,       DECEMBER 31,
                                                              ---------------   -----------------
                                                               2000     1999     2000      1999
                                                                E        E         E         E
                                                              ------   ------   -------   -------
                                                                (UNAUDITED)        (UNAUDITED)
                                                              (IN MILLIONS EXCEPT PER SHARE DATA)
Pro forma revenues..........................................  2,231    1,676     2,231     1,687
Pro forma group net income..................................    157      121        12        43
Pro forma basic earnings per share..........................  E1.16    E0.94     E0.09     E0.33
Pro forma diluted earnings per share........................  E1.13    E0.91     E0.09     E0.32

  Long-term debt

     Future minimum payments as of December 31, 2001, on long-term debt, including capital leases, are as follows:

YEAR                                                          (IN MILLIONS OF E)
----                                                          ------------------
2002........................................................          442
2003........................................................           48
2004........................................................           34
2005........................................................           21
2006........................................................            0
Thereafter..................................................          191
                                                                     ----
Subtotal....................................................          736
Less: Current maturities....................................         (442)
                                                                     ----
                                                                      294
                                                                     ====

  Restructuring charges

     The Group has accrued liabilities for restructuring charges to be incurred related to the Saatchi & Saatchi acquisition. The liabilities relate primarily to the acquisition of Saatchi & Saatchi consummated in September 2000. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of the Saatchi & Saatchi headquarters in London and New York, the closing of Saatchi & Saatchi offices in certain locations and the consolidation of Saatchi & Saatchi and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Saatchi & Saatchi employees and relocation costs. This plan was finalized in 2001 and goodwill was increased by approximately E37 million for restructuring charges, of which approximately E13 million remained as of December 31, 2001.

  Shareholders' equity

     Publicis' capital stock consists of 139,599,996; 138,219,819; and 94,259,960 ordinary shares issued and outstanding at December 2001, 2000 and 1999, respectively, with a par value of E0.40 each. These amounts include shares held in treasury of 4,630,427; 871,309; and 4,181,920, respectively.

     At the Extraordinary General Meeting of the Shareholders held on August 29, 2000, the shareholders approved a 10-for-1 stock split. The number of shares outstanding at January 1, 1999 has been adjusted to reflect this stock split.

  Employee stock option plans

     The Group grants stock options through employee stock option plans. Under the 1987, 1991 and 2000 stock option plans, options for a fixed number of shares (with an exercise price equal to the market value of Publicis stock for the last 20 days before the grant date) are granted to employees. Under the plans, the options vest after 5 years and expire 10 years after the date of grant. Under the 2001 stock option plan, options for a fixed number of shares (with an exercise price equal to the higher of the market value of Publicis stock for the last 20 days before the grant date or the cost of treasury shares) are granted to employees. Under this plan, the options vest ratably over a four-year period and expire 10 years after the date of grant. Options were also granted to former Saatchi & Saatchi management. These options vest upon the attainment of certain financial objectives by 2003 and expire 10 years after the date of grant.

     Under the former Publicis Communication stock option plan, options for a fixed number of shares (with an exercise price equal to the fair value of the shares at the date of grant) are granted to employees. Under this plan, the options vest immediately and expire 10 years after the date of grant.

     A summary of the status of the Group's stock option plans as of December 31, 2001, 2000 and 1999 and changes for the three years then ended, is presented below (reflects 10 to 1 stock split occurring on August 29, 2000):

                                  2001                  2000                  1999
                          --------------------   ------------------   ---------------------
                                      WEIGHTED             WEIGHTED                WEIGHTED
                                      AVERAGE              AVERAGE                 AVERAGE
                                      EXERCISE             EXERCISE                EXERCISE
                           SHARES      PRICE     SHARES     PRICE       SHARES      PRICE
                          ---------   --------   -------   --------   ----------   --------
1987 PLAN
Outstanding at beginning
  of year...............         --        --         --        --       907,200    E3.48
Granted.................         --        --         --        --            --       --
Exercised...............         --        --         --        --      (907,200)   E3.48
Forfeited...............         --        --         --        --            --       --
Expired.................         --        --         --        --            --       --
                          ---------    ------    -------    ------    ----------    -----
Outstanding at end of
  year..................         --        --         --        --            --       --
                          =========    ======    =======    ======    ==========    =====
Options exercisable at
  year-end..............         --        --         --        --            --       --
1991 PLAN
Outstanding at beginning
  of year...............         --        --         --        --     3,432,000    E2.83
Granted.................         --        --         --        --            --       --
Exercised...............         --        --         --        --    (3,432,000)   E2.83
Forfeited...............         --        --         --        --            --       --
Expired.................         --        --         --        --            --       --
                          ---------    ------    -------    ------    ----------    -----
Outstanding at end of
  year..................         --        --         --        --            --       --
                          =========    ======    =======    ======    ==========    =====
Options exercisable at
  year-end..............         --        --         --        --            --       --
2000 PLAN
Outstanding at beginning
  of year...............    100,000    E43.55         --        --            --       --
Granted.................         --        --    100,000    E43.55            --       --
Exercised...............         --        --         --        --            --       --
Forfeited...............         --        --         --        --            --       --
Expired.................         --        --         --        --            --       --
                          ---------    ------    -------    ------    ----------    -----
Outstanding at end of
  year..................    100,000    E43.55    100,000    E43.55            --       --
                          =========    ======    =======    ======    ==========    =====
Options exercisable at
  year-end..............         --        --         --        --            --       --

                                  2001                  2000                  1999
                          --------------------   ------------------   ---------------------
                                      WEIGHTED             WEIGHTED                WEIGHTED
                                      AVERAGE              AVERAGE                 AVERAGE
                                      EXERCISE             EXERCISE                EXERCISE
                           SHARES      PRICE     SHARES     PRICE       SHARES      PRICE
                          ---------   --------   -------   --------   ----------   --------
2001 PLAN
Outstanding at beginning
  of year...............         --        --         --        --            --       --
Granted.................    380,000    E33.18         --        --            --       --
Exercised...............         --        --         --        --            --       --
Forfeited...............         --        --         --        --            --       --
Expired.................         --        --         --        --            --       --
                          ---------    ------    -------    ------    ----------    -----
Outstanding at end of
  year..................    380,000    E33.18         --        --            --       --
                          =========    ======    =======    ======    ==========    =====
Options exercisable at
  year-end..............         --        --         --        --            --       --
SAATCHI & SAATCHI
  MANAGEMENT PLAN
Outstanding at beginning
  of year...............         --        --         --        --            --       --
Granted.................  2,943,135    E29.79         --        --            --       --
Exercised...............         --        --         --        --            --       --
Forfeited...............         --        --         --        --            --       --
Expired.................         --        --         --        --            --       --
                          ---------    ------    -------    ------    ----------    -----
Outstanding at end of
  year..................  2,943,135    E29.79         --        --            --       --
                          =========    ======    =======    ======    ==========    =====
Options exercisable at
  year-end..............         --        --         --        --            --       --

     Stock options related to the Publicis Communication stock option plan were converted into Publicis, S.A. stock options upon the merger of Publicis Communication into Publicis, S.A. on December 11, 1998. A summary of the activity for this plan is presented below:

                                    2001                 2000                 1999
                             ------------------   ------------------   -------------------
                                       WEIGHTED             WEIGHTED              WEIGHTED
                                       AVERAGE              AVERAGE               AVERAGE
                                       EXERCISE             EXERCISE              EXERCISE
                             SHARES     PRICE     SHARES     PRICE      SHARES     PRICE
                             -------   --------   -------   --------   --------   --------
FORMER PUBLICIS
  COMMUNICATION PLAN
Outstanding at beginning of
  year.....................  726,600    E8.14     797,310    E8.02      935,960    E7.76
Granted....................       --       --          --       --           --       --
Exercised..................  (74,450)   E6.85     (70,710)   E6.34     (138,650)   E6.38
Forfeited..................       --       --          --       --           --       --
Expired....................       --       --          --       --           --       --
                             -------    -----     -------    -----     --------    -----
Outstanding at end of
  year.....................  652,150    E8.29     726,600    E8.14      797,310    E8.02
                             =======    =====     =======    =====     ========    =====
Options exercisable at
  year-end.................  652,150    E8.29     726,600    E8.14      797,310    E8.02

  Former Saatchi & Saatchi Plans

     Several stock option plans were put into place by Saatchi & Saatchi prior to the acquisition. These plans involve several plan execution criteria for the grant of options. At the time of the merger with Publicis, these plans were simplified, and the maximum number of options that could be granted were granted.

     Two types of options remain:

     -- those to be issued in connection with the Equity Participation Plan
        ("EPP") and for which the exercise price was paid at the grant date. No additional payment will be made at the date of exercise of the options,

     -- those to be issued related to other plans and for which the exercise price must be paid at the date of exercise of the options.

     In these two cases, the beneficiaries will receive Saatchi & Saatchi shares upon exercise of their options. These shares will be exchanged for new shares of Publicis based on a rate of 18.252 Publicis shares for 100 Saatchi & Saatchi shares.

     The number of options that can be exercised under the two plans, converted for simplification purposes into Publicis shares at a rate of 0.18252 is as follows:

                                                    2001                   2000
                                             -------------------   ---------------------
                                                        WEIGHTED                WEIGHTED
                                                        AVERAGE                 AVERAGE
                                                        EXERCISE                EXERCISE
                                              SHARES     PRICE       SHARES      PRICE
                                             --------   --------   ----------   --------
EQUITY PARTICIPATION PLAN
Outstanding at acquisition date/beginning
  of year..................................   700,493        --     2,044,928        --
  Granted..................................        --        --            --        --
  Exercised................................  (491,379)       --    (1,344,435)       --
  Forfeited................................   (24,000)       --            --        --
  Expired..................................        --        --            --        --
                                             --------    ------    ----------    ------
Outstanding at end of year.................   185,114        --       700,493        --
                                             ========    ======    ==========    ======
Options exercisable at year-end............   185,114                 601,932
OTHER PLANS
Outstanding at acquisition date............   895,280    E10.87     2,208,579    E11.08
  Granted..................................        --        --            --        --
  Exercised................................  (814,348)   E10.14    (1,307,824)   E11.17
  Forfeited................................        --        --        (5,475)   E11.17
  Expired..................................        --        --            --        --
                                             --------    ------    ----------    ------
Outstanding at end of year.................    80,932    E11.71       895,280    E10.87
                                             ========    ======    ==========    ======
Options exercisable at year-end............    80,932    E11.71       649,335    E10.87

     The Group additionally granted options in connection with an acquisition made at the end of 2000. In conjunction with this acquisition, Publicis exchanged Publicis options for those of the company acquired. A summary of the activity for this plan is presented below:

                                                                     2001
                                                              ------------------
                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
                                                              -------   --------
FORMER NELSON PLAN
Outstanding at acquisition date/beginning of year...........  699,367    E28.18
Granted.....................................................       --        --
Exercised...................................................  (98,733)   E28.37
Forfeited...................................................  (81,904)   E28.37
Expired.....................................................       --        --
                                                              -------    ------
Outstanding at end of year..................................  518,730    E28.11
                                                              =======    ======
Options exercisable at year-end.............................  248,090

     The following information applies to options outstanding and exercisable at December 31, 2001:

                                                                         WEIGHTED      WEIGHTED
                                                                          AVERAGE      AVERAGE
                                                                         REMAINING     EXERCISE
                                           OUTSTANDING   EXERCISABLE   LIFE IN YEARS    PRICE
                                           -----------   -----------   -------------   --------
Former Publicis Communication Plan.......     652,150       652,150          6          E 8.29
2000 Plan................................     100,000            --          9          E43.55
2001 Plan................................     380,000            --         10          E33.18
Saatchi & Saatchi Management Plan........   2,943,135            --         10          E29.79
Former Nelson Plan.......................     518,730       248,090          7          E28.11
Former Saatchi & Saatchi Plans...........     266,046       266,046          3          E11.71
                                            ---------     ---------         --          ------
Total....................................   4,860,061     1,166,286          9          E26.28
                                            =========     =========         ==          ======

     The Group accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and provides the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation."

     In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Group elected to continue to account for stock-based compensation using the "intrinsic value" method under the guidelines of APB Opinion No. 25, "Accounting for Stock Issued to Employees" as opposed to the "fair value" method contained in SFAS 123. For the Publicis plans, under APB No. 25, no compensation expense has been recognized for the years ended December 31, 2001, 2000 or 1999 because the stock options were either fully vested prior to these periods, or the exercise price of options granted in these periods is equal to the market value at the date of grant. Concerning the former Saatchi & Saatchi plans, E4 million and E3 million of stock compensation expense was recognized for U.S. GAAP purposes for the years ended December 31, 2001 and 2000, respectively, representing stock compensation expense on unvested options.

     If the Group had elected to recognize compensation expense based upon the fair value at the grant date for options granted under these plans to key employees, consistent with the methodology prescribed by SFAS 123, the Group's pro forma net earnings and earnings per common share would be as follows:

                                                               2001    2000    1999
                                                              ------   -----   -----
NET EARNINGS -- U.S. GAAP
  As reported...............................................  E (647)  E  34   E  73
  Pro forma.................................................  E (648)  E  34   E  73
BASIC EARNINGS PER COMMON SHARE
  As reported...............................................  E(4.76)  E0.31   E0.84
  Pro forma.................................................  E(4.76)  E0.31   E0.84
DILUTED EARNINGS PER COMMON SHARE
  As reported...............................................  E(4.76)  E0.31   E0.83
  Pro forma.................................................  E(4.76)  E0.31   E0.83
                                                              ------   -----   -----

     The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: dividend yields of zero for all years; expected volatility of 28.8%, 42.7% and 42.4% for 2001, 2000 and 1999,
respectively; risk-free interest rate of 4.5% for all years and expected term of 5 years for 2001 and 2000 and 7 years for 1999.

     The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income in future years.

  Income taxes

     The income tax disclosures required for French GAAP are included in note 15 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (IN MILLIONS OF EUROS)
Net income before taxes and minority interests:
  France....................................................     19       97       57
  Foreign...................................................    250      154      103
                                                                ---      ---      ---
  Total.....................................................    269      251      160
                                                                ===      ===      ===
Income tax expense:
  France....................................................     18       26       22
  Foreign...................................................     81       66       43
                                                                ---      ---      ---
  Total.....................................................     99       92       65
                                                                ===      ===      ===

     The effective tax rate for 1999 is as follows:

                                                                  1999
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
Income of consolidated companies before taxes, exceptional
  items and amortization of goodwill........................       165
Statutory tax rate..........................................     36.67%
EXPECTED TAX EXPENSE........................................       (60)
Impact of:
  - utilization of deferred tax assets on operating
     losses.................................................         2
  - permanent differences...................................        (4)
  - other...................................................        (3)
                                                                 -----
Income taxes recorded on the income statement...............       (65)
                                                                 =====
Effective tax rate..........................................        39%

     Sources of deferred taxes

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
Deferred tax assets resulting from temporary differences....        6
Deferred tax assets resulting from operating loss
  carryforwards.............................................       10
Valuation allowance on deferred tax assets..................       (9)
TOTAL DEFERRED TAX ASSETS...................................        7
Deferred tax liabilities resulting from temporary
  differences...............................................       (1)
TOTAL DEFERRED TAX LIABILITIES..............................       (1)
                                                                   --
DEFERRED TAX ASSETS (LIABILITIES), NET......................        6
                                                                   ==

  Expiration dates of net operating loss carry forwards

     At December 31, 2001, the Group had approximately E68 million of operating loss carryforwards, of which E38 million will expire between 2002 and 2006 and E18 million will expire after 2006. The remaining E12 million have no expiration.

     Additionally, in connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately E503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. These net operating loss carryforwards expire between 2002 and 2011. At December 31, 2001, net operating loss carryforwards related to these operations amounted to E553 million.

     For all net operating loss carryforwards, in the French financial statements, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable "more likely than not" standard.

  Other differences

     In 2001, the Group has recognized E37 million in deferred tax assets which arose in connection with the Saatchi & Saatchi acquisition. Under U.S. GAAP, these amounts are considered to be part of the purchase accounting allocation and have been recorded against goodwill.

     Additionally, in accordance with French GAAP, the Group has not recorded deferred tax assets related to fixed assets of approximately E113 million due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred taxes have been recorded and a 100% valuation allowance provided.

  Earnings per share

     Basic earnings per share is computed on the basis of the weighted-average number of shares outstanding after deduction of the weighted average number of shares of treasury stock.

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

     The following table sets forth the computation of basic and diluted earnings from continuing operations per common share in accordance with accounting principles generally accepted in France (in millions, except share and per share amounts):

                                                               2001     2000     1999
                                                              ------   ------   ------
                                                              (IN MILLIONS EXCEPT PER
                                                                    SHARE DATA)
Numerator:
Earnings from continuing operations.........................   E151     E128      E74
Denominator*:
Denominator for basic earnings per share -- weighted-average
  shares....................................................    139      108       87
Potential dilutive common shares -- employee stock
  options...................................................      1        3        1
                                                              -----    -----    -----
Denominator for diluted earnings per share..................    140      111       88
                                                              -----    -----    -----
-- adjusted weighted-average shares and assumed conversions
Basic earnings from continuing operations per common
  share.....................................................  E1.09    E1.18    E0.85
                                                              -----    -----    -----
Earnings from continuing operations per common
  share -- assuming dilution................................  E1.08    E1.15    E0.84
                                                              -----    -----    -----

---------------

* Reflects the 10 to 1 stock split that occurred on August 29, 2000.

  Leases

     The Group leases certain premises and equipment under both capital and operating leases. Property leases typically provide for renewal options. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2001.

                                                                       OPERATING
                                                 CAPITAL   OPERATING   SUBLEASE     OPERATING
YEARS ENDING DECEMBER 31,                        LEASES     LEASES      INCOME     LEASES, NET
-------------------------                        -------   ---------   ---------   -----------
2002...........................................     1          132         (7)          125
2003...........................................     1          137         (6)          131
2004...........................................     1          129         (6)          123
2005...........................................     1          124         (5)          119
2006...........................................     1          118         (4)          114
Thereafter.....................................     1          481        (16)          465
                                                   --        -----        ---         -----
Total minimum lease payments...................     6        1,121        (44)        1,077
Less: amount representing interest.............    (2)
                                                   --
Total obligation under capital leases..........     4
Less: current portion..........................    (1)
                                                   --
Long-term portion..............................     3
                                                   ==

     Property, plant and equipment at year-end include the following amounts for capitalized leases:

                                                              2001   2000   1999
                                                              ----   ----   ----
                                                                 (E MILLIONS)
Buildings...................................................    8      8      8
Less allowances for depreciation............................   (3)    (2)    (2)

     Net rental expense for operating leases was E135 million, E85 million and E27 million for the years ended December 31, 2001, 2000 and 1999, respectively.

  Fair value of financial instruments

     The following table presents the carrying amounts in accordance with U.S. GAAP and estimated fair values of the Group's financial instruments at December 31, 2001, 2000 and 1999:

                                             2001               2000               1999
                                       ----------------   ----------------   ----------------
                                       CARRYING   FAIR    CARRYING   FAIR    CARRYING   FAIR
                                        AMOUNT    VALUE    AMOUNT    VALUE    AMOUNT    VALUE
                                       --------   -----   --------   -----   --------   -----
                                                       (IN MILLIONS OF EUROS)
Cash, cash equivalents and marketable
  securities.........................    663       663      529       529      350       350
Investments..........................    171       171      228       228      213       213
Long-term debt.......................    294       294      180       180       --        --
Embedded Derivative Instruments......     22        22       --        --       --        --
Financial commitments
  Contingent value rights............    165       165       96        96       --        --

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

     Investments

     Investments consist of available-for-sale securities, primarily those that are publicly traded, and other investments. The available-for-sale securities are carried at market value and the unrealized gains and losses on these securities are included in shareholders' equity. As of December 31, 2001, 2000 and 1999, unrealized gains of E135 million, E156 million and E151 million, respectively, have been recorded in shareholders' equity in accordance with U.S. GAAP. Other long-term investments are carried at cost, which approximates estimated fair value.

     Long-term debt

     The Group's long-term debt consists of floating rate debt and fixed interest debt, the carrying value of which approximates fair value.

     Derivative financial instruments

     The carrying value of the Exchange Option, Cash Settlement Right and Call Option embedded in the Group's debenture loan (see "Accounting for convertible debt" section at the beginning of this footnote for further details) equals the fair value. The fair value is estimated based on the amount the Group would have to pay to terminate the contracts.

     Financial commitments

     Contingent value rights are publicly traded. The liability related to these rights is carried at market value and changes in market value are recorded in earnings.

  Segment information

     The Group operates in one industry segment, advertising and communications. All of the Group's operations fall within one reportable segment as defined in SFAS 131.

  Subsequent events (unaudited)

     In March 2002, all outstanding CVRs matured at an amount of approximately E195 million. In accordance with U.S. GAAP, the difference between the fair value of the CVRs at December 31, 2001, E165 million, and the amount paid out of E195 million, or E30 million, is recognized as an expense in 2002. Under French GAAP, as of December 31, 2001 the entire E195 million was recognized as a liability.

     Bcom3 merger

     On March 7, 2002, Publicis entered into a merger agreement with Bcom3. In connection with this merger agreement, Bcom3 entered into another agreement with Dentsu Inc. (Dentsu). The agreement between Dentsu and Bcom3 provides for the merger of Boston Three Corporation, a wholly-owned subsidiary of Bcom3, into Bcom3 (the "First Step Merger"). In this merger, (1) Dentsu will pay approximately $498.7 million in cash to holders of Bcom3 Class A common stock,
(2) Dentsu will receive additional shares of the Bcom3's Class B Common Stock and (3) the number of shares held by holders of Bcom3's Class A

Common Stock will be correspondingly reduced. The closing of this merger is conditioned, among other things, on approval by Bcom3's stockholders and closing of the merger of Publicis and Bcom3.

     The merger agreement with Bcom3 provides for the merger of Bcom3 into a wholly-owned subsidiary of Publicis (the "Publicis/Bcom3 Merger"). In this merger, holders of Bcom3's Class A Common Stock and Class B Common Stock will be entitled to receive ordinary shares of Publicis and other merger consideration, as described for each class in the merger agreement. The closing of the Publicis/Bcom3 Merger is conditioned, among other things, on approval by stockholders of Bcom3 and Publicis, regulatory approvals, receipt of opinions as to the tax treatment of the merger, and the closing of the First Step Merger. Certain Publicis stockholders representing about 45% of the voting power of all Publicis shares, and certain Bcom3 stockholders representing about 31% of the voting power of all Bcom3 shares, have agreed to vote in favor of the Publicis/Bcom3 Merger. The merger agreement provides for a $90.0 million termination fee to be paid by either company if the merger agreement is terminated in certain circumstances, including if such company's Board of Directors changes its recommendation with respect to the transaction or if such company receives a competing proposal and, after the merger agreement terminates for certain reasons, such company agrees to or consummates a business combination with a third party within 12 months of the termination.

ITEM 19:  EXHIBITS

     The following exhibits are included herein:

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
      1  Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation).
    2.1  Prospectus defining the terms and conditions of our 1.0%
         notes due 2018 (unofficial English translation).
    2.2  We agree to furnish a copy of an English translation of the prospectus defining the terms of our 2% notes due 2007 to
         the SEC upon its request.
    4.1  Agreement and Plan of Merger, dated March 7, 2002, among
         Publicis Groupe S.A., Philadelphia Merger Corp.,
         Philadelphia Merger LLC and Bcom3 Group, Inc. (incorporated by reference from Exhibit 2.1 to the report on Form 6-K of
         Publicis Groupe S.A. dated March 7, 2002).
    4.2  Support Agreement, dated as of March 7, 2002, among Publicis
         Groupe S.A., Philadelphia Merger Corp. and Dentsu Inc.
         (incorporated by reference from Exhibit 99.1 to the report on Form 6-K of Publicis Groupe S.A. dated March 7, 2002).
    4.3  Support Agreement, dated as of March 7, 2002, between
         Publicis Groupe S.A. and Philadelphia Merger Corp., on the
         one hand, and Roy J. Bostock, Craig D. Brown, Richard B.
         Fizdale and Roger A. Haupt, on the other hand (incorporated by reference from Exhibit 99.2 to the report on Form 6-K of
         Publicis Groupe S.A. dated March 7, 2002).
    4.4  Memorandum of Understanding, dated March 7, 2002, between
         Dentsu Inc. and Publicis Groupe S.A. (Shareholder's
         Agreement) (incorporated by reference from Exhibit 99.4 to the report on Form 6-K of Publicis Groupe S.A. dated March
         7, 2002).
    4.5  Memorandum of Understanding, dated March 7, 2002, between
         Dentsu Inc. and Publicis Groupe S.A. (Strategic Alliance)
         (incorporated by reference from Exhibit 99.5 to the report on Form 6-K of Publicis Groupe S.A. dated March 7, 2002).
      8  List of Subsidiaries. See note 28 to our financial
         statements.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          PUBLICIS GROUPE S.A.

                                          By:       /s/ MAURICE LEVY
                                            ------------------------------------
                                          Name: Maurice Levy
                                          Title: Chief Executive Officer and
                                             Chairman of the Management Board

Dated: April 26, 2002