Form 20-F/A
period 2001-12-31
PUBLICIS GROUPE SA
filed 2002-07-22
CIK 1050952

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A

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

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Identity of Directors, Senior Management and Advisers.......    1
Offer Statistics and Expected Timetable.....................    1
Key Information.............................................    1
Information on the Company..................................    8
Operating and Financial Review and Prospects................   20
Directors, Senior Management and Employees..................   32
Major Shareholders and Related Party Transactions...........   41
Financial Information.......................................   43
The Offer and Listing.......................................   44
Additional Information......................................   45
Quantitative and Qualitative Disclosures About Market
  Risk......................................................   59
Description of Securities Other Than Equity Securities......   61
Defaults, Dividend Arrearages and Delinquencies.............   62
Material Modifications to the Rights of Security Holders and
  Use of Proceeds...........................................   62
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

     The following table shows the French franc/U.S. dollar exchange rate for 1997 and 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for 1999 through July 15, 2002 based on the noon buying rate expressed in euros per dollar. For information regarding the effect of currency fluctuations on our results of operations, see "Operating and Financial Review and Prospects."

                                                              PERIOD   AVERAGE
                                                               END     RATE(1)   HIGH   LOW
                                                              ------   -------   ----   ----
EURO/U.S. DOLLAR
July (through July 15)......................................   1.01     0.99     1.01   0.97
June 2002...................................................   0.99     0.96     0.99   0.94
May 2002....................................................   0.93     0.92     0.94   0.90
April 2002..................................................   0.90     0.89     0.90   0.88
March 2002..................................................   0.87     0.88     0.88   0.87
February 2002...............................................   0.87     0.87     0.88   0.86
January 2002................................................   0.86     0.88     0.90   0.86
2001........................................................   0.89     0.89     0.95   0.84
2000........................................................   0.94     0.92     1.03   0.83
1999........................................................   1.01     1.06     1.18   1.00
FRENCH FRANC/U.S. DOLLAR
1998........................................................   0.18     0.17     0.18   0.16
1997........................................................   0.17     0.17     0.19   0.16

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

     The foregoing agreements are incorporated by reference into this annual report. Further information regarding the Bcom3 merger, the strategic alliance with Dentsu and related matters is provided in the Proxy Statement/Registration Statement that we filed with the Securities and Exchange Commission ("SEC") in connection with the merger.

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

FINANCIAL TARGETS

     We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of acquired companies, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goals are to achieve in the 2003 fiscal year an 18% margin in terms of EBITDA over revenue and a 15% margin in terms of EBITA (earnings before interest, taxes and amortization of goodwill) over revenue, in each case as calculated under French GAAP. These goals are consistent with those set last year -- although, if we complete the Bcom3 acquisition, we intend to achieve them on a much larger scale. We believe that we can achieve these goals by continuing to create synergies relating to the integration of Saatchi & Saatchi (in particular, by taking advantage of cross-selling opportunities, lowering the costs of back-office and administrative services and improving the profitability of some Saatchi & Saatchi operations), and, once the Bcom3 merger is completed, implementing the restructuring program begun by Bcom3's current management in 2000 and creating cost reduction and business development synergies from the integration of Bcom3. As noted above, our goal in terms of business mix is to generate 55% of our revenue from traditional advertising and 45% from SAMS businesses by 2003.

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

OUTLOOK FOR 2002

     We currently expect advertising and communication markets in many of the areas in which we operate to experience little or no growth, or to decline slightly, in 2002 as a result of the continuing effects of the factors that led to the sharp declines of 2001. Although we believe that our growth will continue to exceed that of advertising and communications markets generally, our results will be influenced significantly by the overall economic climate. In view of present economic circumstances, we anticipate a rebound in organic revenue growth in the second half of 2002. Other factors that are likely to affect our results of operations in 2002 include the following:

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

CONSOLIDATED OPERATIONS -- 2001 COMPARED TO 2000

  OUR COMPANY AS A WHOLE

  Revenue

     We generated E2.43 billion in revenue in 2001, up from E1.77 billion in 2000, a 37.5% increase. Including Saatchi & Saatchi for 12 months and Zenithmedia for three months in both 2000 and 2001, but excluding Nelson Communications, which underwent major organizational changes, organic growth was 3.1%. This growth was significantly less than that generated in 2000, primarily because of the general economic slowdown that occurred in several major markets in 2001. Organic growth was particularly slow in the second half of the year, dropping from 6.0% in the first quarter to 5.1% in the second, 1.6% in the third and 0.5% in the fourth. Although lower than the previous year, our organic growth in 2001 exceeded that of the advertising and communications market as a whole, largely for the following reasons: First, a relatively large percentage of our clients operate in industries where advertising expenditures are relatively stable (for example, automobiles and consumer products). Second, while we have extensive and growing operations in the United States, our exposure to the U.S. economy is somewhat less than several of our major competitors. Accordingly, the particularly difficult economic conditions affecting the U.S. economy in 2001 had a less significant effect on our results. Finally, we had a successful year in terms of winning new accounts: As noted above, our performance in generating new business in 2001 was third best in the world among major advertising groups in terms of billings.

     Growth resulting from acquisitions (net of disposals) was 34% in 2001. The inclusion of Saatchi & Saatchi and Nelson Communications for the full year (rather than for four and two months, respectively), and the inclusion of three months of results from Zenithmedia, accounted for the majority of the growth in this category. Changes in exchange rates did not have a significant impact on our 2001 revenue growth.

  Expenses

     Total operating expenses rose 39% to E2.0 billion in 2001, up from E1.45 billion in 2000. As a percentage of revenue, expenses rose from 82.1% to 83.2%, due to increases in both payroll expenses (56% of revenue in 2001, up from 55.6% in 2000) and other operating expenses (27.1% of revenue, up from 26.6%). In each case, the increase resulted largely from the consolidation of recently-acquired businesses with less favorable revenue/expense ratios than our existing operations. We have undertaken cost-cutting measures at many of these businesses and expect to improve their profitability significantly on a going-forward basis. We also expect to reduce costs through a further integration of the back-office operations of the Publicis and Saatchi & Saatchi Worldwide networks.

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

CONSOLIDATED OPERATIONS -- 2000 COMPARED TO 1999

  OUR COMPANY AS A WHOLE

  Revenue

     We generated E1.77 billion in revenue in 2000, up 69.8% from E1.04 billion in 1999. Growth from acquisitions (net of disposals) was 46%, including 25% resulting from the consolidation of Saatchi & Saatchi for the last four months of the year. Organic growth was 15%, resulting from favorable business conditions in most geographical areas, particularly substantially increased expenditures by telecoms and technology firms. We were also successful in winning new accounts: According to Credit Suisse First Boston, our performance in generating new business in 2000 on a full year basis was the second best in the world among major advertising groups in terms of billings. Organic growth was 14.3% in our Communications businesses (primarily advertising) and 17% in Medias & Regies Europe. Changes in exchange rates, particularly the decline of the euro against the U.S. dollar, accounted for the remainder of the increase.

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

Principal Business Activities    Manager of Sophie Dulac Productions
Outside Publicis                 Chair of the Board of Les Ecrans de Paris

HELENE PLOIX

Initially appointed              June 1998

Expiration Date of Current
Term                             June 2004

Principal Function in Publicis   Director

Principal Business Activities    Chair of Pechel Industries
Outside Publicis                 Member of the Board of Lafarge, Aquarelle.com
                                 Group, The Boots Company (U.K.), Ferring BV
                                 (Switzerland)
                                 Permanent representative of Pechel Industries on the board of Financiere d'Or, Quinette
                                 Gallay, IDM, CVBG, Panoranet, CoSpirit, Xiring and Homerider

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

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     As of June 1, 2002, to the best of our knowledge, no person holds 5% or more of our shares, except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.

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

---------------

(1) Does not reflect the effect on voting power of the double voting rights provision of our statuts referred to above. Including the effect of that provision, Somarel held 35.61% of our total voting power and Ms. Badinter held 8.93% (or 44.54% if the voting power of all shares held by Somarel is included).

(2) Does not include Ms. Badinter's indirect interest in our company held through Somarel. Including her pro rata portion of the shares held by Somarel, her interest in our company was 16.93%.

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

---------------

(1) Does not include Ms. Badinter's indirect interest in our company held through Somarel. Including her pro rata portion of the shares held by Somarel, her percentage ownership of our company as of December 31, 1998, 1999 and 2000 was 22.8%, 22.3% and 15.2%, respectively.

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

OWNERSHIP BY U.S. HOLDERS

     To the best of our knowledge, as of December 31, 2001, approximately 17.9 million, or 12.8%, of our shares (including shares represented by ADSs) were held in the United States by approximately 500 holders.

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

DIVIDEND POLICY

     On July 10, 2002, we paid a dividend of E0.22 per share, plus a tax credit of E0.11 per share, with respect to the 2001 fiscal year. This represents a 13% increase over the dividend paid with respect to the 2000 fiscal year. Our current intention is to continue our dividend growth in order to reach a dividend yield close to the average for stocks listed on Euronext Paris. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See "Additional
Information -- Memorandum and Articles of Association -- Rights, Preferences and Restrictions Applicable to Our Shares -- Dividends."

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

                                                              EURONEXT PARIS        NYSE
                                                              ---------------   -------------
                                                               HIGH     LOW     HIGH     LOW
                                                              ------   ------   -----   -----
LAST SIX MONTHS
June, 2002..................................................  32.69    24.51    30.55   25.50
May, 2002...................................................  34.75    31.11    31.50   28.80
April, 2002.................................................  39.90    32.80    34.47   29.95
March, 2002.................................................  39.45    30.30    34.95   26.87
February, 2002..............................................  30.52    26.85    26.35   23.00
January, 2002...............................................  32.85    26.80    29.22   23.75
LAST TWO YEARS BY QUARTER
2002
  Second Quarter............................................  39.90    24.51    34.47   25.00
  First Quarter.............................................  39.45    26.80    34.95   23.00
2001
  Fourth Quarter............................................  33.20    15.83    29.25   14.75
  Third Quarter.............................................  30.70    16.12    26.45   16.40
  Second Quarter............................................  38.77    27.50    34.40   23.90
  First Quarter.............................................  39.27    31.35    36.88   28.00
2000
  Fourth Quarter............................................  41.89    29.10    36.25   25.75
  Third Quarter.............................................  45.89    33.50       --      --
  Second Quarter............................................  57.00    37.05       --      --
  First Quarter.............................................  69.70    33.00       --      --
LAST FIVE YEARS
2001........................................................  39.27    15.83    36.88   14.75
2000........................................................  69.70    29.10    37.44   25.75
1999........................................................  38.50    11.70       --      --
1998........................................................  16.48     7.29       --      --
1997........................................................   9.71     6.88       --      --

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

     Avoir fiscal. Under the Treaty, the following U.S. Tax Residents may be entitled to a payment from the French Treasury, called the avoir fiscal:

     -- individuals;

     -- U.S. domestic corporations, other than regulated investment companies, that own, directly or indirectly, less than 10% of our share capital;

     -- U.S. corporations that are regulated investment companies and that own, directly or indirectly, less than 10% of our share capital, provided that less than 20% of the shares of these regulated investment companies are beneficially owned by persons who are neither citizens nor residents of the U.S.; or

     -- U.S. Tax Resident Partnerships, but only to the extent that their partners qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and the related avoir fiscal.

     The avoir fiscal, if any, is equal to:

     -- 50% of the dividends paid for U.S. Tax Resident individuals or for U.S.
        Tax Resident corporations owning at least 5% of the financial and voting rights in our company, provided that, among other conditions, such corporations subscribed for our shares upon issuance or commit themselves to hold the shares for at least two years. This commitment requires specific French formalities to be observed before the payment of the first dividend; or

     -- 15% of the dividends paid for any other U.S. Tax Resident shareholder.

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

     None.

                                    PART III

ITEM 18:  FINANCIAL STATEMENTS

                              PUBLICIS GROUPE S.A.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Reports of Independent Auditors.............................    F-2
Consolidated Statements of Income for the Years Ended
  December 31, 2001, 2000 and 1999..........................    F-4
Consolidated Balance Sheets as at December 31, 2001, 2000
  and 1999..................................................    F-5
Consolidated Statement of Changes in Shareholders' Equity
  for the Years Ended December 31, 2001, 2000, 1999 and
  1998......................................................    F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2000 and 1999..........................    F-7
Notes to the Consolidated Financial Statements..............    F-8

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

            Represented by                          Represented by
          Frederic Allilaire                         Bruno Perrin
            Isabelle Massa

Paris, France
March 5, 2002

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Shareholders of Publicis Groupe S.A.

     We have audited the accompanying consolidated balance sheet of Publicis Groupe S.A. as of December 31, 1999, and the related consolidated statement of income, changes in shareholders' equity, and cash flow for the year then ended, which have been prepared on the basis of accounting principles generally accepted in France. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Groupe SA at December 31, 1999 and the consolidated results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in France, which differ in certain respects from those generally accepted in the United States (see Note to the financial statements).

        Mazars & Guerard, S.A.                   Mazars & Guerard LLP

            Represented by                          Represented by
          Frederic ALLILAIRE                      Timothy J. DOHERTY

Paris, France
March 17, 2000

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

     The Group has not entered into any significant barter transactions.

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

18.  OFF-BALANCE SHEET COMMITMENTS

                                                                                    RECEIVED AT
                                                         GIVEN AT DECEMBER 31,      DECEMBER 31,
                                                         ---------------------   ------------------
                                                         2001    2000    1999    2001   2000   1999
                                                         -----   -----   -----   ----   ----   ----
                                                                   (IN MILLIONS OF EUROS)
Discounted notes (drafts)..............................    --      --      1      --     --     --
Guarantees.............................................     3       4      3      13     19     12
Commitment to purchase 25% of Zenith Optimedia
  Group(1).............................................   123      --     --     123     --     --
Contingent value rights (CVR) on Publicis shares(2)....    --     199     --      --     --     --
Other..................................................     4       5     12       2      2      3
                                                          ---     ---     --     ---     --     --
TOTAL..................................................   130     208     16     138     21     15
                                                          ---     ---     --     ---     --     --

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

27.  SUBSEQUENT EVENTS

     In January 2002, as part of the Group debt restructuring program, Publicis issued Oceanes (bonds that may be converted into or exchanged for new or existing shares), thereby raising E690 million with a maturity period of 16 years. This loan is composed of 17,624,521 bonds of E39.15 (representing a 35%-premium over the reference price for Publicis shares at the time of issue), issued at par value, and bearing interest at the rate of 1% per year. These bonds will be fully redeemed on maturity, i.e. January 18, 2018, for an amount equivalent to 134.59% of par. However, they may be redeemed early, either via a market repurchase operation, or via a public purchase or exchange offer, at any time as from January 18, 2007. Bondholders will have the right to request early redemption on January 18, 2006, 2010 and 2014. Bondholders will have the right to request the conversion or exchange of their bonds at any time as from January 18, 2002 and up until the seventh working day prior to the maturity date, with one bond equal to one share. The Group is entitled to determine whether the shares granted under this option will be new or existing shares.

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

 INCOME STATEMENT CLASSIFICATION DIFFERENCES

     Amounts presented as "Exceptional Items" in the French financial statements do not meet the definition of extraordinary items under U.S. GAAP, as these items are not both unusual and infrequent. Additionally, under French GAAP, goodwill amortization is not included in operating income, whereas under U.S. GAAP it is.

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

  RECONCILIATION OF NET INCOME AND COMPREHENSIVE INCOME TO U.S. GAAP

     The following is a reconciliation of net income as reported in the consolidated statements of income to net income and comprehensive income as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2001, 2000 and 1999:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001    2000    1999
                                                                E        E       E
                                                              ------   -----   -----
                                                                  (IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
Net income as reported in the consolidated statement of
  income....................................................     151     128      74
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
Restructuring charges.......................................     (31)     --      --
Accounting for convertible debt.............................      (5)     --      --
Amortization expense on goodwill written-off to equity......      (1)     (1)     (1)
Compensation arrangements...................................      (5)     (4)     --
Depreciation of treasury shares.............................       2      --      --
Accounting for provisions...................................     (13)    (17)      2
Foreign currency translation................................      --      --      (2)
                                                              ------   -----   -----
                                                                  98     106      73

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001    2000    1999
                                                                E        E       E
                                                              ------   -----   -----
                                                                  (IN MILLIONS,
                                                              EXCEPT PER SHARE DATA)
Adjustments related to the business combination with Saatchi
  & Saatchi:
Amortization expense on tangible assets, intangible assets
  and goodwill..............................................     (91)    (32)     --
Goodwill impairment.........................................    (584)     --      --
Contingent value rights.....................................     (69)    (46)     --
Stock compensation..........................................     (11)     (3)     --
                                                              ------   -----   -----
Total adjustments related to Saatchi & Saatchi..............    (755)    (81)     --
                                                              ------   -----   -----
Net income (loss) as adjusted for U.S. GAAP before tax
  effect....................................................    (657)     25      73
                                                              ------   -----   -----
Tax effect of all adjustments(1)............................      10       9      --
                                                              ------   -----   -----
NET INCOME (LOSS) AS ADJUSTED FOR U.S. GAAP.................    (647)     34      73
                                                              ======   =====   =====
EARNINGS PER SHARE AS ADJUSTED FOR U.S. GAAP
Basic.......................................................  E(4.76)  E0.31   E0.84
Fully diluted...............................................  E(4.76)  E0.31   E0.83
Dividends declared per share................................   E0.20   E0.17   E0.12
Weighted average common shares outstanding:
  Basic.....................................................     136     108      87
  Diluted...................................................     136     111      88
Net income (loss) as adjusted for U.S. GAAP.................    (647)     34      73
OTHER COMPREHENSIVE INCOME
Unrealized gain/(loss) on available for sale securities.....     (21)      6      81
Foreign currency translation adjustment.....................      52     (43)     (2)
                                                              ------   -----   -----
Comprehensive income (loss).................................    (616)     (3)    152
Income tax effect on comprehensive income (loss)(2).........      --       1     (15)
                                                              ------   -----   -----
COMPREHENSIVE INCOME (LOSS), NET OF TAX.....................    (616)     (2)    137
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

     Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered operating expenses under U.S. GAAP. The consolidated statements of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2001    2000    1999
                                                              ------   -----   -----
                                                              (IN MILLIONS OF EUROS)
REVENUES....................................................   2,434   1,770   1,042
Salaries and related expenses...............................  (1,375)   (991)   (576)
Office and general expenses.................................    (661)   (470)   (291)
Depreciation and amortization...............................    (812)   (124)    (51)
Other operating income (expense)............................     (52)     --      14
OPERATING INCOME (LOSS).....................................    (466)    185     138
Interest expense............................................     (62)    (28)    (11)
Interest income.............................................      38      32      17
Other income(1).............................................      --       9      13
Other expense(2)............................................     (79)    (55)     --
                                                              ------   -----   -----
Income (loss) before income taxes...........................    (569)    143     157
Income taxes................................................     (68)    (83)    (65)
                                                              ------   -----   -----
Income (loss) after income taxes............................    (637)     60      92
Equity in net income of non-consolidated companies..........       9       5       2
Minority interests..........................................     (19)    (31)    (21)
                                                              ------   -----   -----
NET INCOME (LOSS)...........................................    (647)     34      73
                                                              ======   =====   =====

     All of the U.S. GAAP reconciling items impact operating income (loss), except for fluctuations in the fair value of CVRs and the embedded derivatives related to the convertible debt.

     (1) Primarily relates to items classified as "exceptional" under French GAAP. See footnote 23 for further details.

     (2) Relates to fluctuations in the fair value of the CVRs and other miscellaneous financial expenses.

  RECONCILIATION OF SHAREHOLDERS' EQUITY TO U.S. GAAP

     The following is a reconciliation of shareholders' equity as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP as of December 31, 2001, 2000 and 1999:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               2001     2000    1999
                                                              ------   ------   -----
                                                              (IN MILLIONS OF EUROS)
Shareholders' equity as reported in the consolidated balance
  sheet.....................................................    283      299     345
ADJUSTMENTS TO CONFORM TO U.S. GAAP
Restructuring charges.......................................    (31)      --      --
Treasury shares.............................................   (136)      --      --
Accounting for Zenith Optimedia Group.......................    (87)      --      --
Accounting for convertible debt.............................     (5)      --      --
Goodwill written-off to equity, gross.......................     54       54      54
Accumulated amortization on goodwill written-off to
  equity....................................................    (10)      (9)     (8)
Compensation arrangements...................................     (9)      (4)     --
Valuation of marketable securities..........................    135      192     186
Accounting for provisions...................................     --       13      30
Other.......................................................     --       --       8
                                                              -----    -----     ---
                                                                194      545     615
Adjustments related to the business combinations with
  Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a
  purchase under U.S. GAAP..................................  2,521    2,547      --
Goodwill impairment.........................................   (547)      --      --
Contingent value rights.....................................     80      (46)     --
Stock options -- Saatchi & Saatchi..........................    158      152      --
                                                              -----    -----     ---
Total adjustments -- Saatchi & Saatchi......................  2,212    2,653      --
Tax effect of above adjustments.............................   (516)    (576)    (35)
                                                              -----    -----     ---
Shareholders' equity as adjusted for U.S. GAAP..............  1,890    2,622     580
                                                              =====    =====     ===

     Following the Saatchi & Saatchi acquisition and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2001, 2000 and 1999 are summarized as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2001    2000    1999
                                                                E       E       E
                                                              -----   -----   -----
                                                                  (IN MILLIONS)
                                      ASSETS
Goodwill, net...............................................  1,842   2,297     283
Intangible assets, net......................................  1,401   1,353      20
Property and equipment, net.................................    360     342     129
Deferred income taxes.......................................     --       4      --
Investments and other financial assets, net.................    202     274     235
Investments accounted for by the equity method..............      8       7       7
                                                              -----   -----   -----
TOTAL NON CURRENT ASSETS, NET...............................  3,813   4,277     674
                                                              -----   -----   -----
Inventory and costs billable to clients.....................    195     129      49
Accounts receivable.........................................  1,845   1,770   1,002
Other receivables...........................................    439     384     241
Deferred income taxes.......................................     --      11       7
Marketable securities.......................................     42     100      77
Cash and cash equivalents...................................    621     429     273
                                                              -----   -----   -----
CURRENT ASSETS..............................................  3,142   2,823   1,649
                                                              -----   -----   -----
TOTAL ASSETS................................................  6,955   7,100   2,323
                                                              =====   =====   =====
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock...............................................     56      53      36
Additional paid-in capital..................................  2,350   2,322     117
Retained earnings (deficit).................................   (520)    167     346
Treasury stock..............................................   (138)    (34)    (71)
Accumulated other comprehensive income......................    142     114     152
                                                              -----   -----   -----
SHAREHOLDERS' EQUITY........................................  1,890   2,622     580
Minority interests..........................................     89      77      51
Long-term debt and capital lease obligations, less current
  portion...................................................    294     184      --
Deferred income taxes.......................................    493     576      35
Provisions for contingencies and charges....................    242     240      40
Current portion of long-term debt and capital lease
  obligations...............................................    442     451      --
Short-term borrowings and overdrafts........................    316     266     217
Accounts payable............................................  1,875   1,590     872
Accrued expenses and other liabilities......................  1,314   1,094     528
                                                              -----   -----   -----
CURRENT LIABILITIES.........................................  3,947   3,401   1,617
                                                              -----   -----   -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  6,955   7,100   2,323
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

ITEM 19:  EXHIBITS

     The following exhibits are included herein:

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
    1    Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation).*
    2.1  Prospectus defining the terms and conditions of our 1.0%
         notes due 2018 (unofficial English translation).*
    2.2  We agree to furnish a copy of an English translation of the prospectus defining the terms of our 2% notes due 2007 to
         the SEC upon its request.
    4.1  Agreement and Plan of Merger, dated March 7, 2002, among
         Publicis Groupe S.A., Philadelphia Merger Corp.,
         Philadelphia Merger LLC and Bcom3 Group, Inc. (incorporated by reference from Exhibit 2.1 to the report on Form 6-K of
         Publicis Groupe S.A. dated March 7, 2002).
    4.2  Support Agreement, dated as of March 7, 2002, among Publicis
         Groupe S.A., Philadelphia Merger Corp. and Dentsu Inc.
         (incorporated by reference from Exhibit 99.1 to the report on Form 6-K of Publicis Groupe S.A. dated March 7, 2002).
    4.3  Support Agreement, dated as of March 7, 2002, between
         Publicis Groupe S.A. and Philadelphia Merger Corp., on the
         one hand, and Roy J. Bostock, Craig D. Brown, Richard B.
         Fizdale and Roger A. Haupt, on the other hand (incorporated by reference from Exhibit 99.2 to the report on Form 6-K of
         Publicis Groupe S.A. dated March 7, 2002).
    4.4  Memorandum of Understanding, dated March 7, 2002, between
         Dentsu Inc. and Publicis Groupe S.A. (Shareholder's
         Agreement) (incorporated by reference from Exhibit 99.4 to the report on Form 6-K of Publicis Groupe S.A. dated March
         7, 2002).
    4.5  Memorandum of Understanding, dated March 7, 2002, between
         Dentsu Inc. and Publicis Groupe S.A. (Strategic Alliance)
         (incorporated by reference from Exhibit 99.5 to the report on Form 6-K of Publicis Groupe S.A. dated March 7, 2002).
    8    List of Subsidiaries. See note 28 to our financial
         statements.

---------------
* Previously filed.

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

Dated: July 22, 2002