Form 20-F
period 2002-12-31
PUBLICIS GROUPE SA
filed 2003-06-30
CIK 1050952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER:

Publicis Groupe S.A.

(Exact name of Registrant as specified in its charter)

N/ A (Translation of Registrant’s name into English)	133, AVENUE DES CHAMPS-ELYSÉES 75008 PARIS France (Address of principal executive offices)	REPUBLIC OF FRANCE (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

Ordinary shares, nominal value € 0.40 per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 196,081,129 ordinary shares, nominal value € 0.40 per share.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑     No ☐

      Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

FORWARD-LOOKING STATEMENTS

      We make some forward-looking statements in this annual report. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this annual report, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. We urge you to review and consider the various disclosures we make concerning the factors that may affect our business carefully, including the disclosures made under “Key Information — Risk Factors,” “Operating and Financial Review and Prospects,” and “Quantitative and Qualitative Disclosures About Market Risk.” Unless otherwise indicated, information and statistics presented in this document regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

EXPLANATORY NOTE

      Unless otherwise indicated, all references to our competitive positions made in this annual report are in terms of revenue generated.

      The term “billings,” as used in this annual report, represents calculated amounts determined in accordance with common industry practices to facilitate comparison with other major companies in our industry and does not represent amounts generated from our accounting systems. The commission and fee revenues that are generated directly from our accounting systems do not permit a reliable comparison with the operations of other major companies because they exclude, notably in France following the implementation of the Loi Sapin in March 1993, purchases of media space by agents on behalf of their clients. See “Information on the Company — Business Overview — Governmental Regulation.” In addition, in some foreign countries, total purchases and sales of media space are not reflected in statements of income.

      Billings are determined by taking the advertising budgets of clients and applying a coefficient (typically 6.67) corresponding to the traditional agency commission of 15%. Billings therefore reflect the volume of advertising budgets managed, independent of the contractual provisions between our company and our clients.

i

ii

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

      Not Applicable.

Item 2:	Offer Statistics and Expected Timetable

      Not Applicable.

Item 3:	Key Information

SELECTED FINANCIAL DATA

      The following table sets forth selected consolidated financial data of our company and should be read in conjunction with our financial statements and the information provided under “Operating and Financial Review and Prospects” and “— Risk Factors.” The selected financial data presented below have been prepared on a basis consistent with that used in our financial statements. Prior years have been restated as necessary for a consistent presentation. Our financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 30 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders’ equity as calculated under French GAAP. The selected consolidated financial data for each of the five years ended December 31, 1998 to 2002 have been extracted or derived from our audited financial statements, which were translated into euros using the fixed exchange rate for French francs and euros on January 1, 1999.

      Since January 1, 2000, our financial statements have been prepared in conformity with new accounting rules applicable to consolidated financial statements in France (nouvelles règles et méthodes relatives aux comptes consolidés). The new rules, issued by the French accounting rules and regulation committee (the Comité de Réglementation Comptable), were approved on June 22, 1999 and became effective on January 1, 2000. The new rules differ from the rules previously applied in terms of accounting for business combinations, deferred income taxes, assets under capital leases, conversion of French financial statements of foreign subsidiaries and exchange rate differences on accounts receivable and payable stated in foreign currencies. In accordance with the new rules, we have elected not to restate retroactively our accounting for business combinations and disposals completed in prior years.

	Year Ended December 31,

	2002(4)	2001	2000(3)	1999	1998(2)

	(In Millions of Euros, Except Per Share Data)
Income Statement Data
Revenue(5)	2,926	2,434	1,770	1,042	851
Amounts in accordance with French GAAP
Operating income	429	342	275	156	116
Group net income	147	151	128	74	47
Basic earnings per share(1)	0.99	1.09	1.18	0.85	0.59
Diluted earnings per share(1)	0.97	1.08	1.15	0.84	0.56
Dividends per share	0.24	0.22	0.20	0.17	0.12
Amounts in accordance with U.S. GAAP
Group net income	(14)	(647)	34	73	—
Operating income (loss)	352	(466)	185	138	—
Basic earnings per share(1)	(0.10)	(4.76)	0.31	0.84	—
Diluted earnings per share(1)	(0.10)	(4.76)	0.31	0.83	—

	Year Ended December 31,

	2002(4)	2001	2000(3)	1999	1998(2)

	(In Millions of Euros, Except Per Share Data)
Balance Sheet Data
Amounts in accordance with French GAAP
Tangible and intangible assets, net	4,637	1,618	1,303	437	383
Total assets	10,978	4,896	4,130	2,077	1,604
Bank borrowings and overdrafts (short- and long-term)	2,762	1,069	901	212	124
Shareholders’ equity	1,501	283	299	345	314
Amounts in accordance with U.S. GAAP
Tangible and intangible assets, net	8,253	3,813	4,273	674	—
Total assets	14,367	6,955	7,100	2,323	—
Bank borrowings and overdrafts (short- and long-term)	3,540	1,052	901	217	—
Shareholders’ equity	3,846	1,890	2,622	580	—

(1)	Per share data have been adjusted to reflect the 10-for-1 stock split that occurred on August 29, 2000.

(2)	Amounts have been restated from French francs into euros at the official exchange rate of € 1 = FF 6.55957 (see “— Exchange Rate Information”).

(3)	2000 amounts include the operations of Saatchi & Saatchi for the period between the acquisition date in September 2000 through December 31, 2000.

(4)	2002 amounts include the operations of Bcom3 Group, Inc. for the period between the acquisition date in September 2002 through December 31, 2002.

(5)	Revenue under U.S. GAAP is higher by € 43 million due to our adoption of EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” effective January 1, 2002. See note 30 to our financial statements for further information.

EXCHANGE RATE INFORMATION

      Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2002, the following 12 member states participated in EMU and had adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and Greece. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at € 1.00 = FF 6.55957, and we have translated French francs into euros at that rate.

      Share capital in our company is represented by ordinary shares with a nominal value of € 0.40 per share (hereinafter generally referred to as “our shares”). Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

      The following table shows the French franc/U.S. dollar exchange rate for 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for 1999 through June 26,

2003 based on the noon buying rate expressed in euros per dollar. For information regarding the effect of currency fluctuations on our results of operations, see “Operating and Financial Review and Prospects.”

		Average
	Period End	Rate(1)	High	Low

Euro/U.S. Dollar
June 2003 (through June 26)	1.16	1.17	1.19	1.15
May 2003	1.18	1.16	1.19	1.13
April 2003	1.12	1.09	1.12	1.06
March 2003	1.09	1.08	1.11	1.05
February 2003	1.08	1.08	1.09	1.07
January 2003	1.08	1.06	1.09	1.03
December 2002	1.05	0.95	1.65	0.86
2002	0.95	0.98	1.01	0.95
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.01	1.06	1.18	1.00
French Franc/U.S. Dollar
1998	0.18	0.17	0.18	0.16

(1)	For yearly totals, the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the relevant period.

RISK FACTORS

      You should carefully consider the risk factors described below in addition to the other information presented in this annual report.

We may have difficulty competing in the highly competitive advertising and communications industry

      The advertising and communications industry is highly competitive, and we expect it to remain so. Our competitors in the advertising and communications business run the gamut from large multinational marketing and communications companies to smaller agencies that operate only in local or regional markets. New competitors also include systems integrators, database marketing and modeling companies and telemarketers offering technological solutions to marketing and communications issues faced by clients. We must compete with these companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Some clients require us to compete for business at mandatory periodic intervals. Client conflicts and reorganizations within our company can, from time to time, give our competitors opportunities to seek business from our clients.

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

We may be adversely affected by unfavorable economic conditions in the markets in which we operate

      The advertising and communications industry is subject to downturns corresponding to those in general economic conditions and changes in client business and marketing budgets. Because some clients have responded, and may respond in the future, to general economic downturns by reducing their marketing budgets in order to meet earnings goals, downturns can be more severe in the advertising and communications industry than in other industries. For this reason, our prospects, business, financial condition and results of operations may be materially adversely affected by continuing unfavorable general economic conditions, or a further downturn in those conditions, in one or more markets and related changes in clients’ marketing budgets.

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

We are exposed to potential liabilities, including liabilities arising from allegations that our clients’ advertising claims are false or misleading or that our clients’ products are defective

      From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, including our clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging that:

•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;

•	our clients’ products are defective or injurious; or

•	marketing and communications materials created for our clients infringe on the proprietary rights of third parties.

      The damages, costs, expenses or attorneys’ fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition to the extent that we are not adequately insured and are not indemnified for them by clients. In addition, our contracts with clients generally require us to indemnify clients for claims brought by competitors or others claiming that our advertisements or other communications infringe upon their intellectual property rights.

Our ability to maintain our competitive position depends on retaining the services of our management and attracting and retaining other key employees

      The loss of the services of key members of our management could harm our business and results of operations. In addition, our success has been, and is expected to continue to be, highly dependent upon the skills of our creative, research, media and account personnel and practice group specialists, and their relationships with our clients. If we are unable to continue to attract and retain additional key personnel, or if we are unable to retain and motivate our existing key personnel, our prospects, business, financial condition and results of operations could be materially adversely affected.

We receive a significant percentage of our revenues from large clients

      A significant reduction in the advertising and communications spending by, or the loss of one or more of, our largest clients could weaken our financial condition and cause our business and results of operations to suffer. Our major clients may not continue to use our services to the same extent, or at all, in the future. Clients can typically cancel contracts with their advertising agencies on 90 to 180 days’ notice. In addition, clients generally are able to reduce advertising and communications spending or cancel projects at any time for any reason.

Currency exchange rate fluctuations may negatively affect our financial results, the price of our shares and the value of dividends received by holders of our American Depositary Shares

      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. To the extent this has a negative effect on our financial condition as presented in our financial statements, it could cause the price of our shares to decline. Conversely, if the relative value of the euro to the U.S. dollar declines, the U.S. dollar equivalent of cash dividends paid in euros on our American Depositary Shares (“ADSs”) will decline as well.

The ability of holders of our ADSs to influence the governance of our company may be limited

      Holders of our ADSs may not have the same ability to influence the governance of our company as shareholders in some U.S. companies would. For example, holders of our ADSs may not receive voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by contract.

Some provisions of French law and our statuts could have anti-takeover effects

      French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to inform us within 15 days of crossing the threshold percentage. A person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with this requirement may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to criminal fines. In addition, our statuts provide double voting rights for shares owned by the same shareholder in registered form for at least two years. Our statuts further provide that any person who acquires or disposes of more than 1% of our outstanding shares or voting rights must inform us within 15 days of crossing the threshold percentage, and that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with these requirements may be deprived of voting rights. Finally, our shareholders have authorized our management board to increase our capital in response to a third-party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management. Giving effect to the provision of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that at least 28% of the voting power of our company is held by descendants of Marcel Bleustein-Blanchet, our founder, and our directors and senior employees.

We are subject to corporate disclosure standards that are less demanding than those applicable to some U.S. companies

      As a foreign private issuer, we are not required to comply with the notice and disclosure requirements of the Securities Exchange Act of 1934, as amended, relating to the solicitation of proxies for shareholders’ meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about our company than is regularly published by or about other public companies in the United States.

Item 4:	Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

      The legal name of our company is Publicis Groupe S.A. and its commercial name is Publicis. Our company is a société anonyme, a form of corporation. It was incorporated in 1938, pursuant to the French commercial code, for a term of 99 years. Our registered office is located at 133, avenue des Champs-Elysées, 75008 Paris, France, and the phone number of that office is 33 1 44 43 70 00.

Historical Background

      Our company was founded in 1926 by Marcel Bleustein-Blanchet, known as the “father of modern advertising in France” and the “David Ogilvy of French advertising” because of his drive for innovation, his creativity in developing successful campaigns for clients and the new standards of excellence he set. Among his early innovations was the use of radio for advertising: in 1934, due to a ban on advertising on France’s government-owned radio stations, he created Radio Cité, the country’s first private station. He launched Régie Presse, a subsidiary dedicated to the sale of advertising space in the press, in 1937.

      When the Second World War began, Mr. Bleustein-Blanchet decided to shut down both our company and Radio Cité. We reopened in 1946 and won our first major post-war client, Colgate Palmolive, a year later. Through Régie Presse, we also expanded into the sale of media space in mass transit systems. Realizing the importance of monitoring consumer habits and expectations, Mr. Bleustein-Blanchet established a market research unit as part of our company. Our expansion continued in the 1940’s and 50’s in other ways as well. Nestlé became a client in 1952; Shell joined us in 1954. We moved our headquarters to its current location on the Champs-Elysées in Paris in 1957.

      Our reputation for innovation was strengthened in 1968 when we created the first television advertising campaign in France. Also in 1968, we provided communications advice to Saint Gobain in its successful defense of a hostile takeover attempt by BSN, the first hostile takeover bid in French business history. Clients won in the 1960’s included Renault and L’Oréal.

      We became a public company in 1970. In 1972, our headquarters building was destroyed by fire and we had to rebuild it. We began pursuing a strategy of expansion in Europe through acquisitions the same year, purchasing the Intermarco network in the Netherlands (with offices in Belgium, Germany, Scandinavia, Italy and Spain) and Farner in Switzerland (with offices in Germany and Austria). By 1974, we were present in 14 European countries. We made our first inroads in interactive communications in this period with the founding of SGIP, since renamed Publicis Technology. Our current chief executive officer, Maurice Lévy, joined our company in 1971 and became chief operating officer of Publicis Conseil in 1976. In 1978, our European expansion continued through our acquisition of the McCormick agency, a well-known U.K. firm.

      In 1981, we opened our first New York office. In 1984, we regrouped our network, then present in 23 countries, under the “Publicis” name. We founded our media buying subsidiary Optimedia in 1987, and it began operations in France, the United Kingdom and Switzerland. Also in 1987, Maurice Lévy became our chief executive officer and president of our management board. We entered into a major strategic alliance with U.S.-based Foote, Cone & Belding Communications (“FCB”) in 1988. We merged our operations in Europe with those of FCB, thus becoming the leading advertising network in Europe. We managed the combined

European operations, making substantial investments in developing them, particularly in Spain and Italy. Through FCB, we also raised our profile among corporations in the United States. In 1989, we began expanding into eastern Europe. The same year, we won Whirlpool’s worldwide account and launched a European direct marketing network, since renamed Publicis Dialog.

      Our expansion accelerated in the 1990’s. We created BMZ, a new network operating in Germany, France, the United Kingdom, Belgium, the Netherlands and Italy, in 1992. The next year we acquired FCA, the fourth largest communications group in France. We then merged FCA and BMZ to create FCA!BMZ, a subsidiary with operations in 12 European countries. In 1994, we merged our New York office with Bloom, a U.S. subsidiary of FCA, as part of an effort to further increase our presence in the United States. Coca-Cola became a client in 1994. We discontinued our alliance with FCB in 1995 due to strategic divergences with its parent company, True North Communications, Inc.

      Mr. Bleustein-Blanchet died in 1996, and Elisabeth Badinter, Mr. Bleustein-Blanchet’s daughter, succeeded him as chair of the supervisory board.

      We began our expansion outside of Europe and the United States in 1996, acquiring operations in Mexico, Brazil and Canada. Over the next three years, we built an impressive international network with a string of acquisitions in eastern Europe, the Middle East, Latin America and the Asia/ Pacific region. We also expanded in the United States during this period, acquiring Hal Riney & Partners and EvansGroup in 1998 and a 49% interest in Burrell Communications in 1999. At the beginning of 2000, we had operations in 130 locations in 76 countries and ranked tenth worldwide among communications groups. (Unless otherwise indicated, all references to our competitive positions made in this annual report are in terms of revenue generated.)

      The last three years have been marked by a further acceleration of our expansion strategy. We acquired all of the controlling interests in a number of major U.S. agencies in 2000, including the Fallon Group, Frankel & Company, DeWitt Media and Winner & Associates, thus becoming a major competitor in the U.S. market. We dramatically increased the size of our operations in 2000 with the acquisition of Saatchi & Saatchi plc, with its network of operations across 82 countries. In addition, in 2000 we became one of the world’s leading healthcare communications companies as a result of our acquisition of Nelson Communications. Reflecting our increasingly international focus, our shares, represented by ADSs, began trading on the New York Stock Exchange in 2000.

      In 2001, we created the world’s third-largest media consultancy and buying group by combining our wholly owned subsidiary Optimedia with Zenith Media, a firm we held jointly with Cordiant Communications Group plc. Upon completion of the transaction, we held a 75% interest in the resulting entity, the ZenithOptimedia Group. In addition, we acquired, among others, the Triangle Group in the United Kingdom and Sanchez & Levitan in the United States.

      In September 2002, we acquired Bcom3 Group, Inc., creating the fourth-largest advertising and communications firm in the world, with annual revenue in 2002 of approximately $4.8 billion (including Bcom3 for the full year) generated by some 35,700 employees. The combined company is the largest advertising and communications company in Europe and one of the largest in the United States. The merger also created the world’s largest media consultancy and media buying firm in terms of billings (according to Recma), combining the ZenithOptimedia Group with Starcom MediaVest. We believe that adding Bcom3’s renowned advertising and communications agencies — which include Leo Burnett, Manning Selvage & Lee, Medicus and Bartle Bogle Hegarty — and its other operations to our existing networks will yield a number of significant benefits, including a substantial improvement in our ability to provide premier advertising and communications services to clients on a worldwide basis.

      The merger also opened the way for a long-term strategic partnership with Dentsu, Inc., the number one communications group in Japan and Asia as a whole, and formerly a Bcom3 shareholder. The agreement with Dentsu has three components: a strategic partnership, a shareholders’ agreement between Dentsu and our company, and a shareholders’ agreement between Dentsu and Ms. Elisabeth Badinter. The unique strategic partnership between our company and Dentsu is designed to offer our clients privileged access to the Japanese market, in particular in the area of media buying and consultancy. We are today the only communications group in the world providing clients with media-purchasing services spanning the whole world including Japan. In addition, we expect to become the favored international network for the Japanese clients of Dentsu outside Asia. This strategic partnership should enable both us and Dentsu to identify added opportunities for new business, an example being the Hewlett-Packard account won in Japan at the end of 2002. Our agreement also calls for the joint development of some international operations, particularly in the area of sports marketing where Dentsu is the world leader. A sports marketing agency has also been set up jointly by Dentsu (45%), Publicis (45%) and SportsMondial (10%) and began operating under the name iSe International Sports and Entertainment AG in early 2003.

      The financial terms of the agreement under which Dentsu has taken an equity interest in our group are, we believe, an added assurance of success for our partnership. Dentsu currently holds 15% of our voting rights and has undertaken to hold its interest for ten years. We thus have a common commitment and interest in the development of our business. At the same time, the shareholders’ agreement with Elisabeth Badinter provides a sound basis to preserve the special structure and culture of our group as a family business with worldwide reach. As a result of the agreement, Mr. Narita and Mr. Oshima of Dentsu joined our supervisory board.

      Our shareholders’ agreement with Dentsu provides, among other things, that so long as Dentsu owns not less than 10% of our outstanding shares, we will present to our shareholders resolutions appointing two Dentsu nominees as members of our supervisory board. In addition, the agreement subjects Dentsu to a “standstill” provision that limits its voting power in our company to 15% until 2012. Dentsu is prohibited from transferring any of the shares of our company it holds until 2012, after which transfers will be allowed on a limited basis.

      The foregoing agreements are incorporated by reference in this annual report, and qualified in their entirety by the full text of the agreements, which are attached as exhibits to this annual report.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

      As a result of our strategy of global expansion, our principal capital expenditures since the beginning of 2000 have been associated with acquisitions of other advertising and communications firms. Saatchi & Saatchi was acquired in exchange for our shares, and therefore did not require any capital expenditure as such. Several of our other 2000 acquisitions, however, did involve capital expenditures, including our acquisitions of all of or controlling interests in:

•	Fallon, a prestigious U.S. advertising agency;

•	Frankel, a leader in marketing services in the United States;

•	DeWitt Media, an agency that specializes in consulting and media buying;

•	Winner & Associates, a U.S.-based public relations agency;

•	Nelson Communications, one of the largest healthcare advertising firms in the United States (90% of the consideration for which consisted of our treasury shares); and

•	Publicistas Asociados, Peru’s biggest advertising agency.

      We invested a total of € 541 million (net of disposals and not including equity consideration) in making these acquisitions. We also invested in interactive communications by forming Publicis.Net. Other investments came to € 148 million, including € 106 million of investments in fixed assets and € 34 million spent in repurchasing our shares.

      Our capital expenditures in 2001 included our acquisitions of all of or controlling interests in:

•	Fisch.Maier.Direkt, Switzerland’s leading direct marketing firm;

•	Carré Noir, one of the best design agencies in France;

•	FusionDM in San Francisco, a large independent customer relationship management agency since merged with Publicis Dialog;

•	Creative AIM, a U.S. grassroots marketing agency;

•	Sanchez & Levitan, among the largest agencies in the United States focused on the rapidly-growing Hispanic community; and

•	The Triangle Group, the largest independent sales promotion group in the United Kingdom.

      We invested a total of € 77 million in making these expansion-related investments. We invested an additional € 102 million in other property, plant and equipment (net of disposals), and spent € 120 million repurchasing our own shares.

      In 2002, our largest acquisition, Bcom3, was made in exchange for shares and other securities and therefore did not require any capital expenditures as such. Excluding Bcom3, we made only a limited number of acquisitions in keeping with our strategy. Several other acquisitions did involve capital expenditures, including:

•	Gravitas, a Japanese relationship marketing agency specializing in marketing services and public relations;

•	Johnston & Associates, a U.S. lobbying firm;

•	Direct ’n More, a direct marketing agency in Austria;

•	Magnesium, a Belgian marketing services specialist;

•	Média Publics, a French firm engaged in developing sales incentives and related programs;

•	Sales Story and Stella, two relationship marketing companies;

•	ECA2, a French events marketing company; and

•	Vau Sluis Consultants, a Dutch public relations agency.

      These acquisitions involved capital expenditures of approximately € 75 million in total. We invested an additional € 64 million in other property, plant and equipment (net of disposals), and spent € 180 million repurchasing our own shares. For information concerning our level of ownership in the foregoing acquired agencies, and our other subsidiaries as of December 31, 2002, see note 29 to our financial statements. We also spent € 196 million to redeem the CVRs issued in connection with our acquisition of Saatchi & Saatchi.

      We have made no material divestitures since the beginning of 2000. On December 18, 2001, we issued € 200 million principal amount of notes that will, in 2003, become exchangeable under certain circumstances for 4,885,950 shares of stock we own in the Interpublic Group of Companies, Inc. See “Operating and Financial Review and Prospects.”

      There have been no public takeover offers by third parties in respect of our shares since January 1, 2002, nor, except as described under “— Historical Background,” have we made any public takeover offers in respect of other companies’ shares since that date.

BUSINESS OVERVIEW

      Our merger with Bcom3, which was announced on March 7, 2002, was completed on September 24, 2002. The transaction created the world’s fourth largest advertising group and its largest in media buying and consultancy. In connection with the Bcom3 transaction, we entered into a long-term strategic partnership with Dentsu, the number-one communications group in Japan and Asia as whole. We believe that these transactions will allow us to offer advertisers an unprecedented range of choice through networks with highly diversified market positioning, creative styles and cultural origins.

      We provide services primarily in the following areas:

•	Traditional advertising services. We provide traditional advertising services primarily through the Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide networks. We also conduct our traditional advertising operations through smaller units such as Fallon Worldwide and our 49% interest in Bartle Bogle Hegarty, a U.K.-based agency. We generated approximately 56% of our 2002 revenue through these activities.

•	Specialized agencies and marketing services. We provide specialized communications services such as public relations, corporate and financial communications, direct marketing, sales promotion, interactive communications and design (collectively referred to as “SAMS”) through subsidiaries including Nelson Communications, Frankel, Publicis Dialog, Publicis Consultants, the Triangle Group, Manning Salvage & Lee, Medicus Group and ARC. Some of these businesses generally act in conjunction with one of our advertising networks while others operate independently. In 2002, approximately 25% of our revenue came from the provision of SAMS services.

•	Media Operations. We conduct media buying operations through the ZenithOptimedia Group and Starcom MediaVest Group. Our media sales activities are conducted through Médias & Régies Europe. Approximately 19% of our 2002 revenue were generated by these operations.

Clients

      We provide advertising and communications services to national and multinational clients around the world. In 2002, approximately 45% of our revenue came from globally-managed accounts (i.e., those for which we provide services in five or more countries). We generated the remaining 55% from local clients of our subsidiaries around the world. This client mix, we believe, is advantageous in that locally-managed clients are often more profitable and tend to be focused on the discrete markets in which they operate, therefore diversifying our exposure to fluctuations in general market conditions. Locally-managed clients also give us an opportunity to take advantage of, and add to, our intimate knowledge of national and local cultures and business environments and to raise our profile in local markets. No one client accounted for more than 8% of our total revenue in 2002. The following chart lists our largest clients in 2002:

Publicis Worldwide
Allied Domecq Carrefour Club Med Coca-Cola Ericsson Hewlett-Packard/ Compaq L’Oréal Nestlé	Procter & Gamble Renault Siemens Roche Tefal UBS Whirlpool

Saatchi & Saatchi Worldwide
AstraZeneca DuPont Essilor Diageo General Mills	Johnson & Johnson Procter & Gamble Pharmacia Upjohn Toyota/ Lexus Visa International

Leo Burnett Worldwide
Allstate Bristol Myers Squibb Fiat General Motors Hallmark Kellogg’s McDonald’s	Morgan Stanley Nintendo Procter & Gamble Philip Morris Philips U.S. Army Walt Disney

ZenithOptimedia
Allied Domecq British Airways Darden Hewlett-Packard/ Compaq Kingfisher General Mills L’Oréal	Nestlé Rover Schering Plough Siemens Toyota/ Lexus Verizon

Starcom MediaVest
Coca-Cola Diageo Fiat General Motors Kellogg’s	McDonald’s Procter & Gamble Philip Morris U.S. Army Walt Disney

Strategy

      With our acquisition of Saatchi & Saatchi in 2000, we became a world leader in the advertising and communications industry in terms of geographical presence, array of services and flexibility. The acquisition of Bcom3 and our partnership with Dentsu increased our presence in major markets around the world even further and put us in the top tier of advertising and communications groups worldwide. Our overall priority now is to take advantage of the synergies created by our acquisitions by increasing on a country-by-country basis the scope of services we provide to clients, particularly services for which demand is growing rapidly. We also intend to continue pursuing our strategy of making selected acquisitions to round out our geographical presence and service offerings. The main components of our strategy are to:

•	Expand our SAMS operations — specialized agencies and marketing services

      We currently have a number of operations that complement our traditional advertising services by providing direct marketing, sales promotion, design, corporate communications, financial communications, interactive communications and public relations services. Demand for these services from our traditional advertising clients is growing; in addition, providing them helps us to build and maintain a “holistic relationship” between us and our clients. Demand is also growing rapidly for specialized communications services such as those directed at particular ethnic groups (in particular, African-American and Hispanic communities in the United States), healthcare communications and human resources communications. We intend to take advantage of these trends by growing our existing SAMS operations and by making selective acquisitions.

•	Make selective acquisitions to achieve critical mass in other selected markets

      We rank among the top five advertising and communications firms in most of the major countries in which we operate, and we believe this gives us a visibility that is useful in the competition for new clients. In some countries, however, we have only limited operations, and acquisitions may be required in order for us to reach a position of market leadership. In addition, we believe that our extensive international experience gives us a competitive advantage in pursuing opportunities for growth in emerging economies. For these reasons, we intend to seek acquisition candidates in selected markets around the world in order to expand into promising new markets and, where necessary, to enhance our competitive positions.

Financial Targets

      We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of acquired companies, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goal is to achieve in the second half of the 2003 fiscal year a 15% margin in terms of EBITA over revenue (earnings before interest, taxes and amortization of goodwill), as calculated under French GAAP. We believe that we can achieve this goal primarily through an integration program that will include a rationalization of our headquarters and legal organizations, the development of shared administrative, accounting, legal, tax and related systems in key countries and a combination of operations in 20-30 emerging markets.

Markets

      We conduct operations in 109 countries and 229 cities around the world. Our primary markets are Europe and the United States. Below we show the contribution of selected geographical markets to our revenue for the years ended December 31, 2002, 2001 and 2000 (in millions of euros):

Year	Europe (Including France)	France	North America	Rest of World	Total

2002	1,243	381	1,295	388	2,926
2001	1,097	383	1,035	302	2,434
2000	878	342	688	204	1,770

SERVICES AND BUSINESS STRUCTURE

      We provide a full range of advertising and communications services, designing a customized package of services to meet each client’s particular needs. These services generally fall into three major categories: traditional advertising, SAMS and media services.

Traditional Advertising

Services

      Traditional advertising services principally involve the creation of advertising for products, services and brands. They may also include strategic planning involving analysis of a product, service or brand compared to its competitors through market research, sociological and psychological studies and creative insight. The creation of advertising includes the writing, design and development of concepts. When a concept has been approved by a client, we supervise the production of materials necessary to implement it, including film, video, print and electronic materials. Our advertising programs involve all media, including television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media.

Business Structure

      Our primary networks — Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide — primarily provide traditional advertising services, but each has some SAMS operations as well. We are continuing to develop other networks as well, including Bartle Bogle Hegarty (in which we have a 49% interest) and Fallon Worldwide.

•	Publicis Worldwide. This network is comprised of Publicis advertising agencies in 83 countries around the world, including Europe, the United States (where its agencies include Publicis & Hal Riney, Burrell and Sanchez & Levitan), the Middle East, South Africa, the Asia/Pacific region, Latin America and Canada. Its SAMS operations include Media System, a provider of human resources communications operating in France, Publicis Dialog, a marketing services and interactive communications unit with operations in 22 countries, and Publicis Networks, an interactive unit with offices in five countries.

•	Saatchi & Saatchi Worldwide. This network consists principally of Saatchi & Saatchi agencies in 82 countries around the world. It also includes The Facilities Group, a U.K. firm that provides a range of technical and creative services in the areas of design, artwork, print and audiovisual production, and Rowland Communications, a public relations and corporate communications specialist with offices in the United States and several countries in Europe.

•	Leo Burnett Worldwide. Headquartered in Chicago, the Leo Burnett Worldwide network operates 98 full service advertising agencies in 85 countries worldwide. It also operates a number of SAMS units, including ARC Marketing, iLeo and Semaphore Partners, that focus primarily on direct, database and interactive marketing and sales promotion.

•	Fallon Worldwide. The principal offices of this network are located in Minneapolis, New York City and London, and it has recently opened offices in Sao Paulo, Singapore and Hong Kong. Also included in Fallon Worldwide is Duffy Design, a U.S. design firm, and Fallon Interactive, a digital communications agency.

•	Bartle Bogle Hegarty. This U.K.-based network, in which we have a 49% interest, has offices in London, Singapore, Tokyo, New York and Sao Paulo.

•	Others. Other units in this category include the Kaplan Thaler Group, a New York-based agency, and Japan’s Beacon Communications.

      D’Arcy. Smaller than our principal networks and going through a difficult phase, D’Arcy is being merged into other group entities. This decision was taken only after lengthy consideration, and we believe it is in the best interests of our clients and the future of our group. Generally, mergers of this kind result in losses of clients and key employees. To limit this danger, D’Arcy’s assets are being redistributed piece by piece, city by city and client by client to place them with the group entity in the most complementary position. In the United States, parts of D’Arcy’s assets have been merged into Publicis USA to reinforce the Publicis Worldwide network, while D’Arcy Detroit has formed Chemistri, a special entity within Leo Burnett Worldwide to serve General Motors. Some D’Arcy accounts, including Procter & Gamble and Pillsbury, together with associated staff, have been transferred to Saatchi & Saatchi with the agreement of clients. In other parts of the world, transfers are taking place on a case by case basis to serve the best interests of clients. Clients representing approximately 90% of D’Arcy’s 2002 revenue have been transferred so far.

SAMS

Services

      The full range of specialized communication services we offer complements our traditional advertising activities. Services provided by our SAMS operations include:

•	Direct marketing/customer relationship management. Customer relationship management (or “CRM”) focuses on building clients’ relationships with individual customers through the use of direct marketing techniques and other means (as opposed to traditional advertising services, which target groups of consumers or the public at large). Through our CRM operations, we assist clients in creating programs to reach individual customers and enhance brand loyalty. In addition, we provide the appropriate tools and database support to maximize the efficiency of those programs.

•	Sales promotion. Our sales promotion operations seek to increase sales and awareness of clients’ products and consumer loyalty through point-of-sale promotions, coupon programs and similar means.

•	Specialized advertising services. Our specialized agencies provide services that are generally similar to those offered by our traditional agencies. Unlike traditional agencies, however, our specialized operations focus on particular areas of advertising that have distinct characteristics and require special knowledge and experience. We provide specialized services primarily in the following areas:

•	Healthcare Communications. We have a network of agencies that work exclusively with clients in the healthcare industry to reach consumers and doctors and other medical professionals through advertising campaigns, medical conferences and symposia and other means. These agencies also provide marketing services such as public relations, consulting and sales personnel recruitment and training.

•	Human resources communications. Through our human resources operations, we create employee recruitment-related advertising, including classified advertising and campaigns to improve a client’s overall image with prospective applicants, for companies seeking job applicants and recruiting firms. We also assist clients in developing internal communications programs.

•	Multicultural communications. Some of our agencies have developed expertise in creating advertising and communications services aimed at specific ethnic groups, particularly African-Americans and Hispanics in the United States.

•	Corporate and financial communications. We provide corporate and financial communications services designed to help clients deliver their message to investors and the public and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

•	Public relations. Our public relations services are designed to assist clients with the management of their ongoing relations with the press and the public. These services include (i) strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors, (ii) product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers and (iii) media relations services, which help clients enhance their brand recognition and image.

•	Design. Our design services are intended to enhance the visual symbols that affect a client’s image and to ensure that the design and packaging of products are consistent with the means used to market them.

•	Interactive communications. Our interactive communications services consist primarily of website and intranet design, internet-related direct marketing and related services and banner advertisement design.

Business Structure

      We provide SAMS services both through our traditional advertising networks and through independent operations. Our SAMS business units include the following:

•	Direct marketing/CRM and sales promotion. Our CRM, sales promotion and related operations include Frankel, marketing services subsidiaries Publicis Dialog and iLeo, the ARC marketing network and the Triangle Group.

•	Specialized advertising services. Our healthcare operations are centered around Nelson Communications, Klemtner Group and Medicus Group. These units together comprise the core of one of the largest healthcare communications networks worldwide. We are in the process of creating a single unit, to be called the Publicis Healthcare Group, to conduct our healthcare communications services. Other specialized agencies include Burrell Communications and Publicis Sanchez & Levitan (multicultural communications) and Media System/Talentvillage (human resources communications).

•	Corporate and financial communications and public relations. We provide these services primarily through Publicis Consultants, a specialized agency focusing upon corporate communications, financial communications, public relations and design, and Manning Selvage & Lee, a public relations agency. Publicis Consultants has offices in the United States (where its operations include Winner & Associates), as well as France and elsewhere in Europe. Manning Selvage & Lee has its headquarters in New York and offices in 24 countries around the world.

•	Other. Our SAMS units in other categories include Carmi & Ubertis Design and Carré Noir in design and ARC Interactive, iLeo, Semaphore Partners and Publicis Networks in interactive communications.

Media Operations

Services

•	Media buying. Our media buying services are often, though not always, provided in conjunction with other advertising services. Through our media buying operations, we analyze various media outlets, including television, print, radio, internet and outdoor venues, and demographic and ratings information. In light of this analysis, we help plan the most effective means of pursuing an advertising or communications strategy. We then book the media space necessary to implement the strategy, using our experience and buying power to obtain favorable rates for our clients.

•	Media sales. Our media sales operations sell advertising space in outdoor media, print, radio and movie theatres to advertising and media buying firms on behalf of media companies. In some instances, they sell space to advertising and media buying operations that are part of our group. They do so, however, on an arm’s-length basis, dealing with those businesses on the same terms as other customers.

Business Structure

•	Media Buying. Our media buying operations consist primarily of ZenithOptimedia Group and Starcom MediaVest Group. ZenithOptimedia conducts media buying operations in 61 countries around the world. It has a strong presence in the United Kingdom, the United States, Germany, France and Spain. We own 75% of ZenithOptimedia Group; Cordiant owns the remaining 25%. Starcom MediaVest conducts media buying operations in 77 countries around the world, with a particularly strong presence in the United States.

•	Media Sales. We conduct media sales activities through Médias & Régies Europe through subsidiaries including Métrobus and Régie 1 (France), JC Decaux Nederland, a 50/50 joint venture with JC Decaux (Holland), Publisistemas (Spain) and Médiavision (France and international).

Research Programs

      We have developed a number of programs designed to enhance the effectiveness of our communications services by providing anthropological, psychological and cultural insights into the behavior and attitudes of consumers and other target audiences. These programs include the following:

•	Getting It Right Together — a strategic planning process developed within the Publicis Worldwide network, Getting It Right Together is designed to ensure that a viable strategic opportunity and/or brand concept is identified before creative work is initiated.

•	Context Analysis — a media screening tool used by agencies in the Publicis Worldwide network involved in strategic planning. Context Analysis uses sociological methods to track new trends and analyze the way the media covers them.

•	Tweens — a qualitative research tool intended to aid analysis of teenager behavior and lifestyles. Tweens is used by agencies in the Publicis Worldwide network.

•	The Ideas Brief — a system developed by Saatchi & Saatchi to help an agency identify ideas for transforming a client’s business, brand and reputation. The system has three parts: the “Equity Onion,” which is used to identify a brand’s core values or essence, the “Brand Axle,” used to identify the extent to which a brand associated with one product can be successfully used to market other products, and the “Brand Temple” for multi-product companies that use several sub-brands.

•	The Ideas Toolkit — a Saatchi & Saatchi program that facilitates the monitoring of the effectiveness of a communications program using anthropological and psychological methods.

•	Yurban — a unit of Burrell Communications dedicated to researching marketing strategies aimed at urban youth.

•	Zoom — Zoom (Zenith Optimisation of Media) is a series of tools used, among other things, to model the effectiveness of proposed advertising campaigns, evaluate media outlets and media-use strategies and track audience responses to major events.

•	The Brand Belief System — a tool used in the Leo Burnett Worldwide network to analyse and develop the customer loyalty effects of a communications strategy.

•	Tardiis — a program used to determine the optimal placement of commercials for a brand within a particular television schedule. This program (like Innovest, BattleField, Wear-out, Market Contact Audit and Passion Groups, all of which are described below) is used by StarcomMediaVest.

•	Innovest — a system designed to identify and influence potential “early adopters” of products and services.

•	BattleField — a tool that uses market share, pricing and other factors to predict the impact of changes in advertising spending or strategy on a brand’s sales.

•	Wear-out — a system that measures the decline in a television commercial’s effectiveness over time.

•	Market Contact Audit — a system designed to compare the expected effectiveness of different communications strategies and maximize their cost-effectiveness. Starcom MediaVest provides this system under license from Integration, the firm that developed it.

•	Passion Groups — a qualitative and quantitative system designed to identify potential consumers through their interests and lifestyles rather than by demographic categorization.

Competition

      Our principal competitors include major international advertising and communications groups such as Omnicom Group, Inc., the Interpublic Group, WPP Group plc and Havas Advertising, independent local advertising agencies in markets around the world and SAMS businesses that focus on specialized areas of communications services.

      Advertising and communications markets are generally highly competitive and we continuously compete with national and international agencies for business. Competition may increase in the near future as a result of multinational clients’ increasing consolidation of their advertising accounts with a very limited number of firms.

Governmental Regulation

      Our business is subject to government regulation in France, the United States and elsewhere. As the owner of advertising agencies operating in the United States which create and place print, television, radio and internet advertisements, we are subject to the U.S. Federal Trade Commission Act. This statute regulates advertising in all media and requires advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. In the event that any advertising we create is found to be false, deceptive or misleading, the Federal Trade Commission Act could potentially subject us to liability.

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

      Governmental authorities in a variety of countries have proposed limitations on the collection and use of information regarding internet users. In October 1998, the European Union adopted a directive that limits the collection and use of information regarding internet users in Europe. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-

regulatory standards. Because our marketing services activities rely on the collection and use of client data, new regulations or standards imposed in this area could have an adverse impact on our operations.

Seasonality

      Clients’ advertising and communications expenditures typically fluctuate in response to actual or expected changes in consumer spending. Because consumer spending in many of our major markets is typically lower in the beginning of the year (following the holiday season) and in July and August (the most popular vacation months in Europe and North America) than at other times of the year, advertising and communications expenditures are typically lower as well. Accordingly, our results of operations are often stronger in the second and fourth quarters of the year than they are in the first and third quarters.

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

Organizational Structure

      We conduct our operations through over 1,000 direct and indirect subsidiaries. Information concerning our consolidated subsidiaries is provided in note 29 to our financial statements.

Property, Plants and Equipment

      We conduct operations in 229 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2002, we owned real property assets with a net book value of € 52 million. Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysées in Paris. We use approximately 12,000 square meters of office space in the building for advertising and communications activities.

Item 5:	Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See note 30 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders’ equity as calculated under French GAAP. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Key Information — Risk Factors.”

OVERVIEW

      Our company grew dramatically in the 2000-2002 period, becoming one of the four largest advertising and communications groups in the world. This growth resulted primarily from acquisitions. Improvement in the performance of our existing businesses also contributed to our growth over the period, although some of this improvement was offset by weaker performances in 2002.

      Group revenues for 2002 came to € 2,926 million, a rise of 20.2% from € 2,434 million in 2001. The 2002 total includes contributions from Zenith Media, consolidated from October 1, 2001, and Bcom3, consolidated over one quarter and five days in 2002. It also reflects the negative impact of exchange rates, particularly the euro’s rise against the dollar. Organic revenue growth (i.e., growth excluding the effect of acquisitions, disposals and changes in exchange rates) was negative 3.9%. Excluding Bcom3, we showed a 3.4% organic decline in 2002; Bcom3 experienced an organic decline of 4.8% for the year as a whole and 6.3% in the final quarter.

      By region (excluding Bcom3), we experienced organic declines of 5.2% in Europe and 3.7% in North America. Other geographical regions showed organic increases of 3.2% in the Asia/ Pacific region, 8.4% in Latin America, and 5.6% in the rest of the world.

      Before amortization of goodwill, consolidated net income less minority interests came to € 237 million, or 10% more than the € 215 million reported in 2001. After amortization of goodwill, net income less minority interests came to € 147 million in 2002, showing a 2.6% decline from € 151 million in 2001.

      Information concerning our principal acquisitions in the 2000-2002 period is provided under “Information on the Company — History and Development of the Company — Principal Capital Expenditures and Divestitures.” Acquisitions added 34% to our revenue growth in 2001 and 4% in 2002 excluding Bcom3. The Bcom3 acquisition added € 560 million to our 2002 revenue, or 19% of our total for the year. Among the significant advertising or consultancy/media buying contracts we won in 2002 were the following:

      North America — Hotwire, Tower Records, Old National Bankcorp, Curves for Women, Denny’s, Sara Lee/Champion, JustMySize, Ghirardelli Chocolate, Toyota Motor Sales (4 Runner, Matrix and Corolla), KSL Resorts, KitchenAid and Boost Mobileco;

      Europe — Hygena, Loewe, Bacardi, PMU and AGF in France; Kamis and Generali in Poland; Grupo Santander in Portugal; Migros, ICN and Pfister in Switzerland; the Ministry of Traffic in the Netherlands, Vobis Microcomputer and Berliner Sparkasse in Germany; the Army and Ferrero in the United Kingdom; Uni2 and Sara Lee/Sanex in Italy; Turespana, Banesto and Linea Directa in Spain; Nestlé (water) in Austria; Nestlé/Aquarel in the Czech Republic; Akbank/Axess in Turkey; T-Mobile and CPW/Cookie Crisp Cereal in the United Kingdom; Imperio Bonanca (insurance) in Portugal.

      Asia/ Pacific — the Victoria State Government, Nike and Nescafé in Australia; Coca-Cola in Korea and New Zealand; Akai and Playwin Infraves in India; Dell and Shenzhen Telecom in China; SmarTone Mobile in Hong Kong; the Singapore Navy; Petron Corporation in the Philippines.

      South America — Fumas, Visa, Extra supermarkets, ATL Telecom and Anatel in Brazil; Payless Shoes in Latin America; Turner International in Argentina.

      Global/multi-country — Hewlett-Packard/Compaq products and solutions (advertising and relationship marketing), Allied Domecq (Kahlua, Beefeater and Stolichnaya), General Mills/Pillsbury (for brands including Green Giant, Old El Paso and Betty Crocker); Chantelle (lingerie), the region of Sicily (Italy) and Bulgari (perfumes); Toyota Avensis and Tiscali (account extension).

OUTLOOK FOR 2003

      The uncertainties now weighing on the worldwide economy may continue through the remainder of 2003. This uncertainty limits prospects for expansion of our business. In addition, most European countries continue to suffer from poor business conditions. However, the business environment has stabilized to some degree in the United States and has remained relatively positive in the Asia/ Pacific region and other parts of the world.

New Contracts

      We expect that contracts won in 2002 will help improve our results in 2003 and subsequent years, particularly those listed above under “— Overview.” In addition, we have won a number of new accounts since the beginning of 2003 in both advertising and media, including accounts with Miramax, Allied Domecq, DirecTV, Gateway Computers, Virgin Mobile, Visa, Cadbury, Royal Bank of Scotland, Enel, Toyota/Scion, Wyeth, BellSouth, Westpac, Mead Johnson and ConAgra/Healthy Choice. We expect that these new contracts will help to offset accounts lost in 2002 and early 2003, which included Mars, Burger King, Capital One, Delta Airlines, L’Oréal Plénitude, Earthlink and NRMA.

Other Factors

      Among the factors that could cause our results of operations to differ materially from our expectations are those described under “Key Information — Risk Factors.”

BASIS OF PRESENTATION

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with French GAAP, which requires the use of estimates and assumptions. We believe that, of our significant accounting policies (which are summarized in note 1 to our financial statements), the following involve the greatest degree of judgment and complexity, and are therefore most likely to affect our net income materially if various assumptions were changed significantly. For a discussion of certain similar accounting policies under U.S. GAAP, see “— Critical Accounting Policies under U.S. GAAP.”

Allowance for Doubtful Accounts

      Accounts receivable is presented net of our allowance for doubtful accounts. The allowance for doubtful accounts is assessed based on past experience, reviews of ageing and analysis of specific accounts.

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

Revenue Recognition

      Substantially all of our revenue is derived from commissions and fees for advertising and communication services. For fees, commissions and sales of technical advertising, revenue is realized on the date that the services are performed. For sales of media space, revenue is realized at the date of publication or broadcast. Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon our performance for the client measured against specified qualitative and quantitative objectives. We recognize the incentive portion of the revenue under these arrangements when the client achieves the relevant goals.

Scope of Consolidation

      Except where otherwise indicated, information regarding operations acquired in the 2000-2002 period is included in our financial statements only from the date of acquisition. For example, we include only four months of results for Saatchi & Saatchi in our 2000 financial statements because we acquired it at the beginning of September 2000 and three months (plus five days) of results for Bcom3 in our 2002 financial statements because we acquired it at the end of September 2002. We have not disposed of any material operations since the beginning of 2000.

CONSOLIDATED OPERATIONS — 2002 COMPARED TO 2001

Our Company as a Whole

Revenue

      Consolidated group revenues for the year ended December 31, 2002 totaled € 2,926 million, up 20.2% from 2001. The increase was attributable primarily to the consolidation of Bcom3 in the fourth quarter (plus five days), as well as some other changes in the scope of consolidation, in particular the inclusion of Zenith Media for a full year (as opposed to three months in 2001). We note that the fourth quarter is traditionally the strongest period of the year for Bcom3, and therefore that its contribution in 2002 may not be fully representative of its performance over a full year. Exchange rates had a negative impact on our revenues, reducing the total by € 77 million, mainly because of the steep rise of the euro against the dollar. On an organic basis, revenues declined 3.9% as the difficult business environment of 2001 continued, and in some respects worsened. The second quarter was particularly difficult, although the situation improved in some markets, especially North America and Asia (excluding Japan), over the remainder of the year. In general, demand for advertising and related services remained relatively strong in industries such as mass-market consumer goods and automobiles, but has become much weaker in the financial services, technology, tourism and transportation industries.

      Excluding Bcom3, our revenues came to € 2,366 million, a decline of 2.8%. Our stand-alone organic growth was negative 3.4% for the year, having gone as low as negative 4.8% in the second quarter before a partial recovery in the third and fourth quarters (when it was negative 3.9% and negative 1.3%, respectively). On a stand-alone basis, Bcom3 generated revenues of € 1,996 million in 2002, essentially unchanged from 2001. Bcom3 experienced organic growth of negative 4.8% for the year.

Expenses

      Total operating expenses rose 19% to € 2.4 billion in 2002 from € 2.0 billion in 2001. As a percentage of revenues, expenses fell from 83.2% in 2001 to 82.5% in 2002. This change resulted from an increase in payroll expenses — from 56% of revenues in 2001 to 56.7% in 2002 — offset by a decline in other operating expense from 27.2% of revenues in 2001 to 25.8% in 2002. The increase in payroll expenses reflects the disparity of compensation between Publicis and the former Bcom3 group. The steep decline in other expenses reflect major savings achieved through the streamlining of our organization during the year. We expect to reduce costs further through our vigorous cost-cutting program and further integration of Bcom3’s administrative operations into ours.

Depreciation and Amortization

      Depreciation and amortization on all assets other than goodwill rose from € 84 million in 2001 to € 104 million in 2002. This increase reflected the impact of recent acquisitions, including a number of SAMS businesses, an additional 25% interest in Zenith Media and, most significantly, Bcom3 in the final quarter.

Operating Income

      For the reasons stated above, our operating income for the year rose 25.4% to € 429 million. Operating income as a percentage of revenues was 14.7%, or 13.8% excluding Bcom3 (the difference being attributable to the fact that, as noted above, Bcom3 was consolidated over what is typically its most profitable quarter), compared to 14.1% in 2001.

Financial Income/Expense

      Net interest fell from € 30 million in 2001 to € 28 million in 2002, or 6.7%, a decline resulting from lower interest rates and the positive effects of refinancing our debt with convertible and exchangeable bonds carrying low coupons. However, these benefits were in large part offset in the latter part of the year by the impact of bonds with attached equity warrants that we issued to finance the Bcom3 acquisition.

Exceptional Income/Charge

      Exceptional items, principally costs relating to the closure of unprofitable agencies in several countries, partially offset by gains on certain property disposals, represented a net charge of € 3 million in 2002, down from € 8 million in 2001.

Income Tax

      We incurred income tax of € 132 million in 2002, up from € 78 million in 2001. The effective tax rate came to 33.1%, showing a modest rise that reflects the high 39.5% income tax rate that applied to Bcom3. The rate applicable to the group excluding Bcom3 was 30.9%.

Income from Companies Accounted for by the Equity Method

      Interests in the income of affiliates accounted for by the equity method dropped from € 9 million to € 3 million as a result of the full consolidation of Zenith Media following the merger of Zenith Media and Optimedia.

Goodwill Amortization

      Amortization of goodwill amounted to € 93 million in 2002, up from € 65 million in 2001, due primarily to the acquisition of Bcom3 and an additional 25% interest in Zenith Media.

Minority Interests

      Minority interests in income rose from € 19 million in 2001 to € 29 million in 2002, due primarily to the full consolidation of Zenith Media and the corresponding creation of a 25% minority interest in the ZenithOptimedia Group, as well as the addition of minority interests held by Bcom3.

Net Income and Earnings Per Share

      Consolidated net income less minority interests amounted to € 237 million before amortization of goodwill, a rise of 10% from € 215 million in 2001. After amortization of goodwill, net income less minority interests was € 147 million, down 2.6% from 2001. Net earnings per share came to € 1.63 before amortization of goodwill, showing a rise of 5.2% from 2001. Diluted net earnings per share came to € 1.51 before amortization of goodwill, a decline of 2.6% from 2001.

By Geographical Area

France

      In France, where market conditions deteriorated significantly from the second quarter of 2002 through the end of the year, group revenues came to € 381 million, compared to € 383 million in 2001. The effect of poor conditions was largely offset by the Publicis Conseil group, which benefited from a healthier cost structure, and focused efforts on enhancing its creative offering and winning new clients. Also limiting the decline was the effect of some minor acquisitions by Publicis Dialog in France.

Europe Outside France

      Our business in the rest of Europe generated revenues of € 862 million, up from € 714 million in 2001, primarily as a result of the Bcom3 acquisition, partially offset by generally adverse economic conditions. These conditions were responsible for a negative 5% organic growth rate in the region (excluding Bcom3). Spain, Germany, the Netherlands and the Scandinavian countries were particularly affected.

      The most satisfactory performances of the Publicis Worldwide network were in the United Kingdom and Denmark. In contrast, Publicis Worldwide’s revenues declined significantly in both Germany and the Netherlands. No sizeable new accounts were won in the Netherlands to offset the end of the European Central Bank’s campaign for the launch of the euro. In Germany, Publicis Worldwide lost accounts with Wal-Mart and Citibank, while overall business suffered from the impact of the economic slump on advertising spending. Recession had a severe impact on Publicis Worldwide’s operations in Spain and, to a lesser extent, Italy.

      For Saatchi & Saatchi, revenues declined in the United Kingdom, while in the rest of Europe, agencies in Germany and Italy reported satisfactory revenue growth despite unfavorable economic conditions. All other Saatchi & Saatchi agencies generally faced adverse conditions, except in Denmark.

      Bcom3’s operations in the region showed negative revenue growth as well, due to difficult economic conditions compounded by the loss of the Mars account and reduced advertising expenditures by Fiat. Agencies in Italy, the United Kingdom, Scandinavia (particularly Norway) and Germany experienced the most severe declines.

North America

      In North America, our revenues were € 1,295 million in 2002, up from € 1,035 in 2001 primarily as a result of Bcom3. Reflecting continued weakness in the overall U.S. economy, organic growth in the region was negative 3.7% for the year. Organic growth recovered to a positive 2.5% in the fourth quarter, however, after falling as low as negative 7.5% in the second quarter.

      The advertising agencies in the Publicis Worldwide network — Publicis & Hal Riney, Publicis Evans, Publicis Bloom and Burrell — generated lower revenues in 2002 because of an adverse economic climate and some client losses. Publicis & Hal Riney suffered a particularly steep fall, due in part to the loss of the Saturn and First Union/ Wachovia accounts. However, most agencies improved revenues in the second half, reporting year-on-year rises as a result of improving market conditions and new business wins, including the recently booked worldwide account for Hewlett-Packard/ Compaq products and solutions.

      For the Saatchi & Saatchi agencies, organic revenues were up slightly for the year, reflecting increased revenues from Procter & Gamble, Toyota/ Lexus and General Mills, as well as the first benefits of new accounts with Pillsbury and KitchenAid. Declines in the revenues of Rowland, hit by a decrease of business with DuPont, were offset by good performances from New York and Los Angeles agencies, TeamOne and Conill Advertising, the Hispanic agency.

      Leo Burnett, like other businesses in North America, reported a marked improvement at the end of the year. The main accounts lost during the year were Leo Burnett’s USPS and D’Arcy’s Mars and Burger King accounts.

Rest of World

      In the rest of the world, our revenues were € 388 million in 2002 compared to € 302 million in 2001, primarily as a result of the Bcom3 acquisition. Organic growth for the region was 2.3%, reflecting modest improvements in market conditions in the Asia/ Pacific region, Latin America and the Middle East.

      Publicis Worldwide revenues in the Asia/ Pacific region rose modestly, as a number of regional markets improved from the end of the first quarter, particularly Australia, New Zealand, Korea, the Philippines, India,

Thailand and Indonesia. However, business in other countries declined, particularly for agencies in China and Japan. Growth was relatively strong in the Middle East and South Africa. In Latin America, growth in Mexico, Chile, Colombia and Venezuela offset steep falls in Peru, Argentina and Uruguay. Revenues in Brazil were practically unchanged from the previous year.

      Saatchi & Saatchi reported a significant increase in revenue in this category. This increase resulted from a good performance from the Puerto Rico agency, which offset declines in Brazil and Mexico. In the Asia/ Pacific region, Saatchi & Saatchi’s revenues were up slightly, as good results from agencies in China, Taiwan, Thailand, Malaysia and India offset declines in Singapore, Australia and New Zealand.

      Bcom3 revenues were down in the Asia/ Pacific region (where Leo Burnett lost Woolworth’s Australian account) and in Latin America, particularly in Brazil, but higher in the Middle East and Africa. Starcom MediaVest’s winning of a BellSouth account, and Leo Burnett’s winning of a Visa account, improve the outlook for those operations in Latin America.

CONSOLIDATED OPERATIONS — 2001 COMPARED TO 2000

Our Company as a Whole

Revenue

      We generated € 2.43 billion in revenue in 2001, up from € 1.77 billion in 2000, a 37.5% increase. Including Saatchi & Saatchi for 12 months and Zenith Media for three months in both 2000 and 2001, but excluding Nelson Communications, which underwent major organizational changes, organic growth was 3.1%. This growth was significantly less than that generated in 2000, primarily because of the general economic slowdown that occurred in several major markets in 2001. Organic growth was particularly slow in the second half of the year, dropping from 6.0% in the first quarter to 5.1% in the second, 1.6% in the third and 0.5% in the fourth.

      Growth resulting from acquisitions (net of disposals) was 34% in 2001. The inclusion of Saatchi & Saatchi and Nelson Communications for the full year (rather than for four and two months, respectively), and the inclusion of three months of results from Zenith Media, accounted for the majority of the growth in this category. Changes in exchange rates did not have a significant impact on our 2001 revenue growth.

Expenses

      Total operating expenses rose 39% to € 2.0 billion in 2001, up from € 1.45 billion in 2000. As a percentage of revenue, expenses rose from 82.1% to 83.2%, due to increases in both payroll expenses (56% of revenue in 2001, up from 55.6% in 2000) and other operating expenses (27.1% of revenue, up from 26.6%). In each case, the increase resulted largely from the consolidation of recently-acquired businesses with less favorable revenue/expense ratios than our existing operations.

Depreciation and Amortization

      Depreciation and amortization on all assets other than goodwill was € 84 million in 2001, up from € 59 million in 2000. This increase was the product of the numerous acquisitions we made over the course of 2000 and 2001, particularly in the United States.

Operating Income

      For the reasons stated above, our operating income rose from € 275 million in 2000 to € 342 million in 2001. As a percentage of revenue, operating income rose slightly, from 14.0% to 14.1%.

Financial Income/Expense

      Our net financial expense was € 30 million in 2001, up from € 11 million in 2000. This sharp increase reflected the added debt we incurred in connection with acquisitions made at the end of 2000 and in 2001 and a temporary increase in our working capital requirements in the first half of 2001.

Exceptional Income/Charge

      We took a net extraordinary charge of € 8 million (before tax) in 2001. This total consists of the following amounts: (i) net restructuring charges of € 40 million (primarily severance payments related to staff cutbacks) and (ii) losses of € 28 million relating to discontinued businesses (in particular, losses associated with internet communications), partially offset by a € 60 million extraordinary capital gain that resulted from our effective contribution of a 25% interest in Optimedia to the Zenith Optimedia Group. After exceptional goodwill amortization of € 16 million (relating largely to recently acquired internet-related operations) and a positive tax impact of € 21 million, the charge for the year was € 3 million.

Income Tax

      We incurred income tax of € 78 million in 2001, up from € 96 million in 2000. Our effective rate of tax was 32%, compared to 35% in the previous year and an applicable statutory rate of 35.3%. The application of loss carryforwards at Saatchi & Saatchi in the United States and the United Kingdom accounts for the majority of both the decline from 2000 and the difference between the effective and statutory rates.

Income from Companies Accounted for by the Equity Method

      Our income from equity-method investments rose from € 5 million in 2000 to € 9 million in 2001. This increase was due primarily to the inclusion of Zenith Media for eight months in 2001 but only four months in 2000.

Goodwill Amortization

      Amortization of goodwill rose from € 33 million in 2000 to € 65 million in 2001 due to acquisitions made in 2000 and 2001.

Minority Interests

      Minority interests in income fell from € 31 million in 2000 to € 19 million in 2001, largely as a result of a decline in the income earned by Médias & Régies Europe.

Net Income and Earnings Per Share

      As a result of all of the above, our net income including minority interests rose 18% to € 151 million in 2001. Excluding minority interests, amortization of goodwill and extraordinary items, our net income was € 200 million in 2001, a 32.5% increase from 2000’s total of € 151 million. Basic earnings per share after taxes and before exceptional items and goodwill amortization rose by 3% to € 1.44, while diluted earnings per share after taxes and before exceptional items and goodwill amortization came to € 1.43, an increase of 4% compared to 2000.

By Geographical Area

France

      Revenue in France was € 383 million in 2001, up 12% from 2000’s total of € 342 million. This increase was due largely to a strong performance from Publicis Conseil, which reported revenue of € 211 million, an increase of 8.6%. This more than offset a 2.5% decline in revenue at Médias & Régies Europe.

Europe Outside France

      Excluding France, our revenue in Europe increased by 33.2% in 2001 to € 714 million. This strong increase reflects primarily the inclusion of a full year of results from Saatchi & Saatchi and three months of results from Zenith Media. Despite generally unfavorable economic conditions, organic growth was fairly strong at 5.9%. Publicis Worldwide benefited from strong performances in the United Kingdom, the Netherlands, Germany, Switzerland, Finland and Greece. Revenue fell sharply, however, in Italy, Portugal and Central Europe. Saatchi & Saatchi experienced declines throughout Europe except Germany, where it won several new accounts. Staff cutbacks were implemented in a number of countries, particularly the United Kingdom, Germany and the Netherlands.

North America

      Revenue in North America increased from € 688 million in 2000 to € 1,035 million in 2001, again largely due to the inclusion of results from Zenith Media and additional results from Saatchi & Saatchi. The economic slowdown in the United States and elsewhere, together with disruptions in business following the September 11 attacks, led to a decline in revenue on an organic basis (-1.2%). U.S. organic revenue growth generated by agencies in the Publicis Worldwide network was modestly negative, with Publicis & Hal Riney experiencing the most severe change. This decline was partially offset by substantial growth from Publicis agencies in Canada. Saatchi & Saatchi’s revenue from the United States fell slightly, as below-expectations growth from its New York office offset successful performances by its Los Angeles office, healthcare unit Klemtner and multicultural agency Conill Advertising. Revenue from Fallon Worldwide’s U.S. operations also fell markedly in 2001, in particular due to drastic cuts in spending by travel-related clients. Among SAMS-centered operations, Frankel and Nelson Communications both saw their U.S. revenue decline due to poor business conditions, and, in the case of Nelson Communications, the termination of some non-core operations. Zenith Media and Optimedia generated double-digit organic revenue growth, reflecting the gain of a number of new accounts. Restructuring measures, including staff cutbacks, were taken at a number of U.S. operations, and one office, Saatchi & Saatchi’s office in San Francisco, was closed.

Rest of World

      In other areas of the world, we generated revenue of € 302 million in 2001, up 48% from € 204 million in 2000, due again to the additional contribution of Saatchi & Saatchi. On an organic basis, overall growth was 7.0%. In the Asia/Pacific region, a strong performance by Saatchi & Saatchi partially offset a contraction at Publicis Worldwide. Saatchi & Saatchi generated gains in China, Japan, Malaysia and Thailand, which more than compensated for declines in Australia, New Zealand, Singapore and India. Publicis operations in the Philippines, New Zealand and Japan had successful years, but others in the region saw their revenue contract. Revenue in the Middle East region grew modestly in 2001, with both Publicis and Saatchi & Saatchi agencies recording gains despite declines in Israel. In Latin America, revenue was up strongly from 2000. Again, both the Publicis Worldwide and Saatchi & Saatchi Worldwide networks contributed significantly to this growth. Growth was strongest in Mexico, Brazil, Chile, Colombia, Venezuela and Puerto Rico, offsetting contraction in Peru and Argentina. However, income generated from the region fell, and Saatchi & Saatchi closed its Rio de Janeiro offices following the loss of a major account.

LIQUIDITY

      We meet our need for liquidity primarily through a combination of cash generated from operations and bank loans.

      Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was € 574 million in 2002, up 1,204% from € 44 million in 2001 (including an increase in self-financing ability from € 259 million to € 393 million). This increase reflected the consolidation of Bcom3. Changes in working capital requirement resulted in an inflow of € 183 million following outflows in the two previous years. This reflected both our efforts to lower our working capital requirements and the consolidation of Bcom3 in the final quarter (which, as noted above, is traditionally Bcom3’s strongest period).

      Net cash flow from investing activities includes acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences in other investments and marketable securities. Net cash used in investing activities was € 139 million in 2002, compared to net cash provided by investing activities of € 72 million in 2001. The change is largely attributable to the fact that Zenith Media had a € 241 million cash surplus when we began to consolidate it in 2001, and there was no comparable event in 2002. Cash used in making acquisitions (net of cash from disposals) was basically unchanged for the year (€ 75 million in 2002 compared to € 77 million in 2001).

      Net cash flow from financing activities includes dividends, changes in debt position and share repurchase programs. Net cash used in financing activities was € 127 million in 2002, compared to net cash provided by financing activities of € 101 million in 2001, a change resulting largely from changes in our accounting policies relating to treasury stock (see note 1 to our financial statements for a description of these changes) and the redemption of the CVRs issued in connection with our acquisition of Saatchi & Saatchi, offset in part by an increase in the amount of new borrowings. In January, 2002, we issued € 690 million in principal amount of notes due 2018. These notes bear interest at 1% annually, with a yield to maturity of 2.75%. The notes are convertible into our shares; we can, at our option, satisfy this conversion right with either new or existing shares. In connection with our merger with Bcom3, we issued € 857.8 million in notes with warrants attached to the former Bcom3 stockholders. These notes bear interest at 2.75% annually.

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

CAPITAL RESOURCES AND INDEBTEDNESS

      As of December 31, 2002, we had total outstanding financial indebtedness of € 2,762 million (compared to € 1,069 million as of December 31, 2001). This indebtedness was comprised of the following: € 200 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 646 million in obligations under bonds with attached equity warrants issued in the Bcom3 transaction, € 303 million in bank loans, € 490 million of bank overdrafts, € 181 million in capitalized lease obligations and € 13 million in accrued interest. Our cash and marketable securities as of December 31, 2002 came to € 1,205 million, giving us a net financial indebtedness (excluding the redemption premium noted above) of € 1,330 million.

      Of the total indebtedness outstanding at the end of 2002, € 751 million was due within one year, € 93 million was due after more than one year but within five years, and the remainder was due after more than five years. Other than our obligations under the 2.0% notes due 2007, the 1.0% notes due 2018 and the Bcom3 stockholder notes with warrants, our debt bore interest at variable rates; the average annual interest rate for 2002 was 3.3%. Approximately 68% of the debt was denominated in euros and approximately 25% was denominated in U.S. dollars.

      Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world. As we have only modest exposure to interest risk due to variable rate debt, we generally do not use financial instruments to hedge this risk. We believe that our currency exchange rate risk is minimal as most of our commercial transactions are conducted in local currencies. See “Quantitative and Qualitative Disclosures About Market Risk.”

      As described under “Information on the Company — Business Overview — Seasonality,” we often generate greater revenue in the second and fourth quarters of the year than we do in the first and third quarters. As a result, our financing needs are sometimes greater in the first and third quarters.

COMMITMENTS FOR CAPITAL EXPENDITURES

      Our principal commitments for capital expenditures as of December 31, 2002 related to the following: (i) a put option pursuant to which Cordiant may sell to us its 25% stake in the Zenith Optimedia Group (for a price determined with reference to the performance of the Zenith Optimedia Group and relative valuations of our company and Cordiant, with a minimum price of 75 million pounds sterling), and (ii) earn-out provisions pursuant to which we may be required to pay former owners of acquired companies a maximum of € 92 million. We intend to finance these expenditures through cash from operations and, if necessary, additional bank loans.

RESEARCH AND DEVELOPMENT

      As described under “Information on the Company — Services and Business Structure — Research Programs,” we have a variety of programs designed primarily to use psychological, anthropological and other methods to assess and enhance the efficiency of our advertising and communications services. In addition, we have developed a number of systems that use advanced technology to address clients’ needs, including Siren Technologies, an in-store updateable digital signage system, and BrandGuard, an integrated on-line marketing and communications system designed to enhance clients’ control of their brand assets.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

      Under U.S. GAAP, our net income (loss) amounted to € (14) million in 2002, € (647) million in 2001 and € 34 million in 2000, compared to € 147 million, € 151 million and € 128 million, respectively, under French GAAP. Under U.S. GAAP, shareholders’ equity amounted to € 3,846 million at December 31, 2002, € 1,890 million at December 31, 2001 and € 2,622 million at December 31, 2000, compared to € 1,501 million, € 283 million and € 299 million, respectively, under French GAAP.

      The differences between French GAAP and U.S. GAAP are more fully described in note 30 to our consolidated financial statements. In terms of their effect on our net income, the differences consist mainly of (1) the amortization of tangible assets, intangible assets and goodwill related to the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the derogatory method under French GAAP (which is similar to the pooling of interests method formerly available under U.S. GAAP), (2) the change in CVRs issued in connection with the business combination with Saatchi & Saatchi, which is recognized in earnings under U.S. GAAP and resulted in a charge of € 31 million in 2002; under French GAAP, those rights were not recorded as a liability until December 31, 2001, (3) in 2001, the impairment charge of € 584 million recognized in earnings to write down the carrying value of the goodwill related to the acquisition of Saatchi & Saatchi to fair value, (4) restructuring charges capitalized as part of net assets acquired for certain business combinations that are disallowed and charged to expense in 2001 and 2002 under U.S. GAAP, (5) changes in the fair values of certain embedded derivatives inherent in our 2.0% notes due 2007 which are recognized in earnings under U.S. GAAP, but are considered to be off-balance sheet commitments under French GAAP, (6) in accordance with the adoption of SFAS 142, as a result of the transitional impairment test, the net impairment charge of € 160 million recorded as a “Cumulative effect of accounting change” on the consolidated statement of operations to write down the carrying value of intangibles with indefinite useful lives to their fair values, (7) the reversal of goodwill amortization expense recorded under French GAAP, as goodwill is no longer amortized under U.S. GAAP but reviewed annually for impairment, (8) the impact of provisions recorded in our French financial statements in prior years that were not in accordance with U.S. GAAP requirements for recording provisions and contingencies and (9) compensation arrangements related to acquisitions, which were recorded using the purchase accounting method in our French financial statements and are recorded as compensation expense when incurred under U.S. GAAP.

      In addition, classification differences between French GAAP and U.S. GAAP give rise to differences in operating income, relating in particular to the amortization of goodwill.

      The differences between French GAAP and U.S. GAAP in terms of their effect on shareholders’ equity at December 31, 2002, 2001 and 2000 relate primarily to (1) the accounting for the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the derogatory method under French GAAP, (2) the valuation of marketable securities, which are recorded at fair value under U.S. GAAP and historical cost under French GAAP, (3) the impact of goodwill related to an acquisition in 1993 written-off to shareholders’ equity under previous French accounting guidance, (4) the difference in purchase price for the business combination with Bcom3 (i.e., at fair value of the securities issued in the exchange as of the date of announcement of the acquisition under U.S. GAAP, but as of the date of acquisition under French GAAP), (5) the accounting for Bcom3’s 1997 sale-leaseback transaction, which is treated as a financing lease under U.S. GAAP with the building and the related financing obligation reflected at their fair value at the acquisition date, but treated as a capital lease under French GAAP with the related assets capitalized at their fair value at the acquisition date but only for the portion of the building leased-back by Bcom3 and the related debt consisting of the present value of the minimum lease payments, (6) the formation of ZenithOptimedia Group, the assets of which were revalued under French GAAP in 2002 and 2001 but were written up to fair value under U.S. GAAP in 2000 and (7) the fact that under U.S. GAAP, treasury shares are deducted from shareholders’ equity at the amount at which they were repurchased, while under French GAAP, they are recorded as an investment if they are reserved for issuance upon the exercise of stock options.

      In connection with our acquisition of Saatchi & Saatchi, we acquired approximately € 503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations, of which € 411 million remained outstanding as of December 31, 2002. In our French financial statements, deferred taxes were not recognized with respect to these carryforwards due to uncertainty regarding their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.

CRITICAL ACCOUNTING POLICIES UNDER U.S. GAAP

      In addition to the accounting methods described in “— Critical Accounting Policies under French GAAP,” we believe that the application of the following U.S. critical accounting policies, which differ from those used for French GAAP, requires reliance upon significant judgments, estimates and assumptions. We believe that, of our significant accounting policies, the following involve the greatest degree of judgment and complexity, and are therefore most likely to affect our net income under U.S. GAAP materially if various assumptions were changed significantly.

Goodwill and Intangible Assets

      Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired with the fair value of the consideration, including associated transaction costs. Until 2002, such goodwill was amortized over 40 years. Effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests due to our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Intangible assets with a definite life continue to be amortized over their useful lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable.

Deferred Taxes

      In our French GAAP financial statements, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.

Stock Compensation

      Under U.S. GAAP, we account for stock options using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and have adopted the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123) and other interpretations. When stock options are granted to employees or directors with an exercise price inferior to the fair value of the underlying shares at the date of grant, the resulting premium is immediately reflected in shareholders’ equity. This premium is offset in shareholders’ equity by an equivalent deferred compensation amount. Therefore, there is no impact on total shareholders’ equity. The deferred compensation amount is amortized as compensation expense in the income statement over the vesting period of the options.

Item 6:     Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

      We have a two-tier management structure pursuant to which a management board (directoire) manages our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance), the members of which are elected by shareholders. The members of our management board are also our senior managers. We refer to members of the supervisory board and management board collectively as “directors.”

Supervisory Board

      The supervisory board has the responsibility of exercising whatever ongoing supervisory authority over the management and operations of our company it deems appropriate. Throughout the year it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. The supervisory board also reviews the annual accounts prepared by the management board and presents a report on those accounts to the shareholders at the annual shareholders’ meeting. It authorizes the management board to take actions related to strategic decisions, including those related to transactions that could substantially affect the scope of our activities and significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board. Our statuts provide that each member is elected by the shareholders at an ordinary general shareholders’ meeting. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require. Pursuant to our statuts, each member of the supervisory board must own at least 200 of our shares.

      The following table sets forth, for each member of our supervisory board, the member’s current function in our company and principal business activities outside of our company, the date the member’s current term of office is scheduled to expire and the date the member joined the supervisory board.

Elisabeth Badinter
Initially appointed	November 1987 (appointed as Chairperson of the Supervisory Board in April 1996)
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Chairperson, Supervisory Board Chairperson, Supervisory Board of Médias & Régies Europe
Principal Business Activities Outside Publicis	Lecturer, Ecole Polytechnique, and author

Robert Badinter
Initially appointed	June 1996
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Professor Emeritus, University of Paris I (Panthéon-Sorbonne)

Simon Badinter
Initially appointed	June 1999
Expiration Date of Current Term	June 2005
Principal Function in Publicis	Chief Executive Officer of Médias & Régies Europe, S.A. (France)
Chairman and Chief Executive Officer of Médias & Régies America Inc. (USA)
Chairman and Chief Executive Officer of Médias & Régies Europe Inc. (USA) Cleveland (USA)
Member of Supervisory Board of Médiavision S.A. (France)
Director of Métrobus S.A. (France), Gestion Omni Media Inc. (Canada) and Omni Media Cleveland Inc. (USA)
Principal Business Activities Outside Publicis	None

Monique Bercault
Initially appointed	June 1998
Expiration Date of Current Term	June 2004
Principal Function in Publicis	Director
Technical Consultant to the Chairman and Chief Executive Officer of Médias & Régies Europe (France)
Principal Business Activities Outside Publicis	None

Michel Cicurel
Initially appointed	June 1999
Expiration Date of Current Term	June 2004
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the Management Board of La Compagnie Financière Edmond de Rothschild Banque and Compagnie-Financière Saint-Honoré (France)
Chairman of the Board of e-Rothschild Services
Censeur of Francarep

Member of the Board of Banque de Gestion Edmond de Rothschild (France), Monaco S.A. (France), Banque Privée Edmond de Rothschild (Switzerland), LCF Rothschild Limited (UK), Compagnie Financière Holding Edmond et Benjamin de Rothschild (Switzerland), Compagnie de Trésorerie Benjamin de Rothschild (Switzerland), Bolloré Investissement S.A. (France), Bouygues Telecom (France), Cdb Web Tech (Italy), Cir International (Luxembourg) and Rexecode (France)

Permanent representative of Compagnie Financière Edmond de Rothschild Banque on the board of Assurances Saint-Honoré (France), E. de Rothschild Corporate Finance (France), LCF Rothschild Asset Management (France), LCF Rothschild Financial Services Equity Vision and Liability Benefits SA (France)

Permanent representative of Compagnie-Financière Saint-Honoré on the board of Cogifrance (France), Compagnie de Conseils des Assurances Saint-Honoré (France) and Saint-Honoré SA (France)

Member, Conseil des Commanditaires of Rothschild & Cie Banque

Michel David-Weill
Initially appointed	June 1990
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of Lazard LLC

Chairman and Chief Executive Officer of Lazard Frères Banque S.A. (France)

Chairman and Associate Partner of Maison Lazard SAS

Managing Partner of Lazard Frères SAS

Managing Director of Lazard Frères & Co. LLC (USA)

Associate Partner of Partena S.A. (France) and Partemiel S.A. (France)

Manager of Parteman SNC (France) and Parteger SNC (France)

Member of the Board of Eurazeo S.A. (France) and Fonds-Partenare-Gestion (FPG) SA France

Vice-Chairman, Director Chairman of the Compensation and Appointment Committees of the Groupe Danone S.A. (France)

Member of Investment Advisory Board of Corporate Advisors LP (USA)

Sophie Dulac
Initially appointed	June 1998 (appointed as Vice-Chairperson in June 1999)
Expiration Date of Current Term	June 2004

Principal Function in Publicis	Director, Vice-Chairperson
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL (France) Chairperson of the Board of Les Ecrans de Paris SA (France)
Vice-Chairperson of the Board of CIM de Momarte SA (France)

Yutaka Narita
Initially appointed	September 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Function in Dentsu	Chairman & CEO
Principal Business Activities Outside Dentsu	President of Japan Advertising Agencies Association Chairman of The Tokyo Chamber of Commerce and Industry Tokyo Renovation Committee

Fumio Oshima
Initially appointed	September 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Function in Dentsu	Executive Vice President
Principal Business Activities Outside Dentsu	Member of the Northwestern University Advisory Board
Member of the Pacific Asian Management Institute Global Advisory Board

Hélène Ploix
Initially appointed	June 1998
Expiration Date of Current Term	June 2004
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairperson of Pechel Industries (France) and Pechel Services SAS (France)

Member of the Board of Lafarge (France)

Director and Vice-Chairperson of HRFG SA (France) CAE International SA (France), The Boots Group PLC (UK), and Ferring SA (Switzerland)

Permanent representative of Pechel Industries on the boards of Aquarelle.com SA (France), Financière d’Or, SA (France), Quinette Gallay SA (France), Histoire d’Or S.A. (France), IDM SA (France), CVBG-Dourthe Tressman SA (France), Panoranet SA (France), CoSpirit SA (France), Xiring SA (France) and Homerider Systems SA (France)

Felix George Rohatyn
Initially appointed	June 2001
Expiration Date of Current Term	June 2007
Principal Function in Publicis	Director

Principal Business Activities Outside Publicis	Chairman of the Board of Aton Pharma Inc. (France)

Director of Fiat SpA (Italy)

Director of Suez (France) and LVMH Moët Hennessy Louis Vuitton (France)

Member of Supervisory Board of Lagardère Group (France)

Robert Seelert
Initially appointed	August 2000
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director, Chairman of Saatchi & Saatchi Worldwide Inc. (USA)

Director, Chief Executive Officer of Saatchi & Saatchi Holdings Worldwide Inc. (USA) and Saatchi & Saatchi Compton Worldwide Inc. (USA)

Director of Saatchi & Saatchi North America Inc. (USA)
Principal Business Activities Outside Publicis	None

Amaury-Daniel de Sèze
Initially appointed	June 1998
Expiration Date of Current Term	June 2004
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the Board of COBEPA SA (Belgium)

Director of Eiffage SA (France), Groupe Bruxelles
Lambert SA (Belgium), Groupe Industriel Marcel
Dassault SA (France), GIB Group SA (Belgium), Power Corporation du Canada Holding Ltd. (Canada), Pargesa Holding SA (Switzerland) and United Biscuits Holdings Ltd. (UK)

Director of Gras Savoye

Chairman of PAI Management SAS (France)

Member of Supervisory Board of Gras Savoye SA (France)

Member of Executive Committee of BNP Paribas S.A. (France)

Henri-Calixte Suaudeau
Initially appointed	November 1987
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director of Publicis Conseil (France)

Director of Publicis Real Estate Department — Groupe Publicis Services (France)
Principal Business Activities Outside Publicis	None

Gérard Worms
Initially appointed	June 1998
Expiration Date of Current Term	June 2004
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Associate Partner of Rothschild et Cie Banque France and Rothschild et Cie SCS France

Chairman of Chaine Thématique Histoire SA (France), Médias & Régies Europe SA (France) and S.G.I.M. SA (France)

Member of the Supervisory Board of Métropole Télévision SA (France)

Director of Mercapital SA (Spain) and Editions Atlas SA (France)

Censeur of Ondéo Degrémont SA (France), Paris-Orléans SA (France), Francarp SA (France) and SIACI SA (France)

Business Experience of Supervisory Board Members

      Elisabeth Badinter, born on March 5, 1944, is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and lecturer at the Ecole Polytechnique, and is the author of numerous books. She has been a member of our supervisory board since 1987 and its chair since 1996.

      Robert Badinter, born on March 30, 1928, is the husband of Elisabeth Badinter. Mr. Badinter has served as the president of France’s Constitutional Court. He has also been a practising attorney. He is now a professor of law at the Paris I University (Panthéon Sorbonne).

      Simon Badinter, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Médias & Régies Europe 1991. He was appointed director of Médias & Régies Europe’s international business development department in 1996.

      Monique Bercault, born on January 13, 1931, has held a variety of positions with our company since joining us in 1953. In 1972, she was named head of human resources at the predecessor company of Médias & Régies Europe.

      Michel Cicurel, born on September 5, 1947, is currently chair of Compagnie Financière Edmond de Rothschild Banque and Compagnie-Financiére Saint-Honoré. He was previously a senior official in the French Treasury Department, after which he served as deputy general manager of Compagnie Bancaire, general manager of Cortal Bank, president of Duménil-Leblé Bank and administrator, general manager and vice president of Cerus.

      Michel David-Weill, born on November 23, 1932, has held a variety of senior positions in the Lazard group, which he joined in 1961. Among other things, he is currently chair of Lazard LLC, chair and chief executive officer of Lazard Frères Banque and chair and managing partner of Maison Lazard SAS. He is also currently vice-chairman and director of the Danone Group.

      Sophie Dulac, born on December 26, 1957, is the niece of Elisabeth Badinter and granddaughter of Marcel Bleustein-Blanchet. Ms. Dulac is the founder and manager of a recruitment counselling company. She has been a member of our supervisory board since 1997 and a vice president of our company since 1999.

      Yutaka Narita, born on September 19, 1929, joined Dentsu in 1953. In 1971, he became Director of the Newspaper/ Magazine Division and later Director of one of Dentsu’s Account Services Divisions. Since he became a member of the Dentsu Board of Directors in 1981, he served as Managing Director from 1983-1989 and was subsequently promoted to Senior Managing Director. In 1993 he became the ninth President of Dentsu, and, as of June 27, 2002, he became Chairman and CEO of Dentsu.

      Fumio Oshima, born on August 19, 1937, has served as Managing Director of Dentsu since 1997 and Managing Director of Dentsu International Business Headquarters since 1999. He was appointed Senior Managing Director of Dentsu in June 2000, and, as of June 27, 2002, he was promoted to Executive Vice President of Dentsu. Previously, Mr. Oshima was Managing Director of an Account Planning Group and Executive Director of the Asian region. He has sat on the Dentsu Board of Directors since 1995.

      Hélène Ploix, born on September 25, 1944, has served as president of the Banque Industrielle et Mobilière Privée, adviser to the French Prime Minister, director of the International Monetary Fund and the World Bank, deputy general manager of the Caisse des Dépôts et Consignations and president of the Caisse Autonome de Refinancement and CDC Participations. She has been president of Pechel Industries since 1997.

      Felix George Rohatyn, born on May 29, 1928, served as the U.S. Ambassador to France from 1997 until 2000. He had previously been a managing director of Lazard Frères and Company. He joined Lazard Frères in 1948 and became a partner there in 1961. From 1968 to 1972, he also served as a member of the Board of Governors of the New York Stock Exchange. From 1975 to 1993, he was chair of the Municipal Assistance Corporation of the City of New York.

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

      Amaury-Daniel de Sèze, born on May 7, 1946, has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as its chairman from 1986 to 1993. From 1990 to 1993, he was also president of Volvo’s European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). He has served on the boards of the French Postal Service, Schneider, Sema Group, Bruxelles Lambert group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage, among others.

      Henri-Calixte Suaudeau, born on February 4, 1936, joined our company in 1989 and served as president of our Drugstore subsidiary until 1999. Prior to 1989, he was an estate administrator and real estate valuation consultant for the French court system. He has led our real estate department since 1997.

      Gérard Worms, born on August 1, 1936, began his career as a technical adviser in the French civil service. Beginning in 1972, he held general management positions at the Hachette group, the Rhone Poulenc group and then at Société Generale de Belgique. From 1990 to 1995, he served as chairman and chief executive officer of the Compagnie de Suez and chair of the Indosuez Bank. From 1995 to 1999, he was chairman of the Conseil des Commanditaires of Rothschild et Cie Banque (Paris).

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

      Pursuant to our statuts, the management board must have at least two but no more than five members. Our supervisory board may fill any vacancies on the management board within two months. The supervisory board also appoints one of the members of the management board as chairperson. Under French law, the chairperson of the management board is appointed and may be removed as chairperson (but not as a member of the management board) at any time by the supervisory board with or without cause. A member of our management board may be removed by the shareholders or by the supervisory board. The management board meets as often as the interests of our company require. Under French law, members of the management board must be natural persons, but need not be shareholders of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the management board may serve.

      The following table sets forth, for each member of our management board, the member’s current function in our company and principal business activities outside of our company, the date the member’s current term of office is scheduled to expire and the date the member joined the management board.

Maurice Lévy
Initially appointed	November 1987
Expiration Date of Current Term	December 2003
Principal Function in Publicis	Chairman of the Management Board

Chairman and Chief Executive Officer of Publicis Conseil, Publicis.Net, Inc. (USA), Publicis USA Holdings, Inc. (USA)

Vice President of the Supervisory Board of Médias & Régies Europe

Member of the Board of Publicis.Eureka (Singapore), Publicis Arredondo/De Haro (Mexico), Publicis Communications (South Africa), Publicis Johannesburg (South Africa), Publicis Cape Town (South Africa), Publicis Argentina (Argentina), Publicis Communications (Australia), Publicis Communications (New Zealand), Publicis (Canada), Publicis.Unitros (Chile), Publicis.Welcomm (Korea), Publicis.Ariely (Israel), Publicis USA Holdings, Inc. (USA), Fallon Worldwide (USA), Frankel (USA), Publicis & Hal Riney (USA), Publicis.Wet Desert (Malaysia), Publicis Pakistan (Pakistan), Publicis Ad-Link (China), Publicis Casadevall Pedreno (Spain) and Publicis MMS (U.K.)

Director of Publicis Centre Media and Cereol

Permanent Representative of Publicis Groupe SA on the board of Publicis Technology

Permanent Representative of Publicis Conseil on the board of Verbe

Permanent Representative of Publicis.Net, Inc. on the board of Publicis e.brand
Principal Business Activities Outside Publicis	None

Bruno Desbarats-Bollet
Initially appointed	November 1987
Expiration Date of Current Term	December 2003
Principal Function in Publicis	Director

Vice Chairman of the Supervisory Board of Médias & Régies Europe

Member of the Board of S.O.P.A.C.T.

Member of the Management Committee of SAS Le Monde 2 Publicité and SAS 1-Régie.com

Manager of Régie 1, Espaces Libération, Régiscope and Consumer Medias

Permanent Representative of Médias & Régies Europe on the board of Le Monde Publicité, SO.MU.PI, SAS Groupe Publicis Services, Intervoz Publicidade (Portugal), Métrobus, Médiavision SA, Promo Métro, S.M.A., SODEX and S.P.P.
Principal Business Activities Outside Publicis	None

Roger A. Haupt
Initially appointed	September 2002
Expiration Date of Term	December 2006
Principal Function in Publicis	President and Chief Operating Officer
Principal Business Activities Outside Publicis	None

Kevin Roberts
Initially appointed	September 2000
Expiration Date of Current Term	December 2003
Principal Function in Publicis	Director
Chief Executive Officer of Saatchi & Saatchi
Principal Business Activities Outside Publicis	Trustee — Team New Zealand

Bertrand Siguier
Initially appointed	June 1999
Expiration Date of Current Term	December 2003
Principal Function in Publicis	Director

Director of Publicis BCP (Canada), Publicis & Hal Riney (USA), Publicis (Italy), Optimedia Italia/More Media Italia, Carmi & Ubertis Design (Italy), Publicis Hellas Advertising (Greece) and Publicis Worldwide Holdings B.V. (Netherlands)

Member of the Board of Publicis Cachemire, Publicis Technology, Gantois SA and HM Editions

Permanent Representative of Publicis.Net, Inc. on the board of Institutionnel Design
Principal Business Activities Outside Publicis	None

Business Experience of Management Board Members

      Maurice Lévy, born on February 18, 1942, joined our company in 1971 and was given responsibility for our data processing and information technology systems. He was successively appointed corporate secretary (1973), managing director (1976) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of our company in 1986 and chair of our management board in 1988.

      Bruno Desbarats-Bollet, born on June 6, 1943, began working for Publicis Conseil in 1970. He was appointed director of client service at Régie Presse, since renamed Médias & Régies Europe, in 1977. He became director, general manager and president of Régie Presse in 1984. His title became president of the management board of Médias & Régies Europe in 1999. He has served as a member of our management board since 1987.

      Roger A. Haupt, born on November 14, 1947, served as Bcom3’s chairman and chief executive officer, and he was a director of Bcom3 following the January 2000 business combination in which Bcom3 was formed. He became the president and chief operating officer of Publicis upon completion of Publicis’s merger with Bcom3. Mr. Haupt was president and chief executive officer of The Leo Group in 2000, chief operating officer in 1999, chief administrative officer from 1997 to 1999, and an executive vice president from 1989 to

1997. He also served as vice chairman from 1996 to 2000. Mr. Haupt joined Leo Burnett in 1984 after working in various positions throughout Latin America.

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

      Bertrand Siguier, born on June 10, 1941, was a financial analyst at the Neuflize Schlumberger Mallet Bank from 1967 to 1969. He joined our account management department in 1969. Throughout his tenure with us, Mr. Siguier has been involved with managing some of our most important client accounts. He served as deputy manager and international coordinator of Publicis Intermarco Farner from 1974 until 1979, when he became deputy managing director of our agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as vice president of Publicis Communications in 1988. He has been a member of our management board since 1999.

ADDITIONAL INFORMATION

      Except as noted above, there are no familial relationships between any of our directors. We have no agreements with any of our directors providing for benefits to be paid upon termination of employment, nor do any of our subsidiaries have any such agreements, except as follows: We have employment agreements with Kevin Roberts and Robert Seelert pursuant to which we would continue to provide salary and other benefits to the applicable director within the contract period if we terminate his employment for reasons other than those agreed upon in his contract. We also have an agreement with Roger Haupt pursuant to which we will pay Mr. Haupt a sum equal to approximately twice his annual remuneration (including bonus) if he resigns either at the end of 2003 or at the end of 2004. Except as described under “Information on the Company — History and Development of the Company — Historical Background,” none of our directors were selected pursuant to arrangements or understandings with major shareholders, customers, suppliers or others.

COMPENSATION

      With respect to the 2002 fiscal year, we paid compensation to our directors in the amounts set forth in the following table (amounts are in euros and do not reflect deductions relating to taxes or social charges):

	Total Gross	Including Base
	Compensation(1)	Compensation of

Management Board
Maurice Lévy	1,795,300	480,000
Bruno Desbarats-Bollet	316,344	181,973
Roger Haupt(2)	638,406	252,137
Kevin Roberts	2,334,524	1,109,403
Bertrand Siguier	326,737	188,737

Supervisory Board
Elisabeth Badinter	193,102	193,102
Sophie Dulac	7,622	7,622
Robert Badinter	7,622	7,622
Michel David-Weill	7,622	7,622
Henri-Calixte Suaudeau	136,389	136,389
Monique Bercault	7,622	7,622
Hélène Ploix	7,622	7,622
Gérard Worms	10,163	10,163
Amaury-Daniel de Sèze	7,622	7,622
Simon Badinter	285,497	212,085
Michel Cicurel	7,622	7,622
Robert L. Seelert	447,466	362,005
Felix George Rohatyn	7,622	7,622
Yutaka Narita	—	—
Fumio Oshima	—	—

(1)	Bonuses are paid to our directors based upon the achievement of performance indicators relating to our financial results, as assessed by our compensation committee.

(2)	The reported amounts reflect Mr. Haupt’s compensation only from the date of the Bcom3 acquisition until December 31, 2002.

      In addition, we granted Maurice Lévy and Bertrand Siguier options to purchase our shares (220,000 in the case of Mr. Lévy and 15,000 in the case of Mr. Siguier). These options have an exercise price of € 29.79 per share, will become exercisable in 2006 and will expire in 2012.

      We did not set aside or accrue any funds to provide pension, retirement or similar benefits for our directors in their capacities as such during the 2002 fiscal year.

BOARD PRACTICES

      Our supervisory board has established an appointments and remuneration committee and an audit committee. The appointments and remuneration committee is currently comprised of Elisabeth Badinter, Henri-Calixte Suaudeau and Gérard Pédraglio. Elisabeth Badinter chairs the committee. The committee reviews and makes recommendations to the supervisory and management boards concerning the appointment of managers of our company and our principal subsidiaries and the remuneration of those managers.

      The audit committee is comprised of Gérard Worms, Hélène Ploix and Jean-Paul Morin. Gérard Worms chairs the committee. The committee oversees the organization and execution of our audits with a view to ensuring the consistency and accuracy of the financial statements and reviews our financial procedures and the implementation of recommendations of our external auditors. The audit committee is also responsible for approving the budget for external audits.

EMPLOYEES

      As of December 31, 2002, we employed approximately 35,681 people worldwide. Our employees are distributed geographically as follows:

France	3,810
Rest of Europe	10,417
North America	11,409
Rest of World	10,045

      Our employees’ membership in trade unions varies from country to country, and we are party to numerous collective bargaining agreements. As is generally required by law, we renegotiate our labor agreements in Europe annually in each country in which we operate. There is no material level of trade union membership in our U.S. operations. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

      None of our directors owns 1% or more of our shares except as described under “Major Shareholders and Related Party Transactions — Major Shareholders,” and except for Maurice Lévy, who, following the merger of Somarel, MLMS and MLMS 2 into our company, beneficially owns 4,465,728 of our shares (including 3,000,000 shares owned through sociétés civiles owned by Mr. Lévy and his family), or approximately 2.28% of our total outstanding shares. Our directors as a group (excluding Elisabeth Badinter) own approximately 6.19% of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders” for further information concerning ownership of our shares by Ms. Badinter. Our directors as a group also own options to purchase 1,076,227 of our shares (41,670 of which are currently exercisable). These options have exercise prices ranging from € 4.91 to € 33.18 per share and will expire between 2006 and 2015.

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

MAJOR SHAREHOLDERS

      As of June 1, 2003, to the best of our knowledge, no person held 5% or more of our shares, except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.

      On June 1, 2003, the percentage ownership in our company was as follows:

		Percentage of
Shareholder	Shares Held	Total Shares

Elisabeth Badinter	22,096,396	11.3%(1)
Dentsu	35,518,504	18.1%(2)
Treasury Stock	12,790,600	6.5%

(1)	Does not reflect the effect on voting power of the double voting rights provision of our statuts referred to above. Including the effect of that provision, Ms. Badinter held 20.5% of our voting rights.

(2)	Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

      Below we show the percentage ownership in our company of the persons listed above, and two additional shareholders, as of December 31, 1999, 2000 and 2001.

	Percentage of
	Total Shares

Shareholder	1999	2000	2001

Société Anonyme Somarel	32.8%	22.4%	22.2%
Dentsu	—	—	—
The Putnam Company	5.4%	6.8%	—
Elisabeth Badinter(1)	8.2%	5.6%	5.6%
Treasury Stock	4.4%	5.1%	3.3%

(1)	Does not include Ms. Badinter’s indirect interest in our company held through Somarel. Including her pro rata portion of the shares held by Somarel, her percentage ownership of our company as of December 31, 1999, 2000 and 2001 was 22.3%, 15.2% and 16.9%, respectively. See “— Related Party Transactions — Somarel.”

Voting Power of Founding Family, Directors and Staff

      Giving effect to the provision of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that at least 28% of the voting power of our company is held by descendants of Marcel Bleustein-Blanchet and our directors and senior employees. To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation or any governmental entity.

Ownership by U.S. Holders

      To the best of our knowledge, as of December 31, 2002, approximately 33 million, or 17%, of our shares (including shares represented by ADSs) were held in the United States by approximately 1,000 holders.

RELATED PARTY TRANSACTIONS

      Except as described under “Directors, Senior Management and Employees — Directors and Senior Management — Additional Information,” our company (inclusive of its subsidiaries) has not, since January 1, 2002, engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions other than as follows:

Somarel

      Somarel, MLMS and MLMS 2 were merged into our company on May 15, 2003. Prior to this transaction, Somarel, which was owned by members of the Bleustein-Blanchet family and a number of institutional investors, and controlled by Elisabeth Badinter, held approximately 15.8% of our shares and approximately 27.5% of our voting rights. MLMS and MLMS 2 were shareholders in Somarel owned by employees of our company. Each of the three companies — Somarel, MLMS and MLMS 2 — were created to be investment vehicles in our company. None had any significant assets other than the shareholdings mentioned above. The purpose of the transaction was to simplify our shareholding structure, increase the public float of our shares and provide liquidity for shareholders in Somarel, MLMS and MLMS 2.

      The principal economic terms of the transaction were as follows:

•	Each share of Somarel was exchanged for ten of our shares;

•	Each share of MLMS was exchanged for 10.25 of our shares; and

•	Each share of MLMS 2 was exchanged for 29 of our shares.

      These exchange ratios were determined with reference to the net book values of Somarel, MLMS and MLMS 2 as of December 31, 2002 and a valuation of our shares based on an analysis of short, medium and long-term market prices of those shares and a comparison to market values of shares of similarly situated companies.

      See Exhibit 99.1 to our Form 6-K filed with the SEC on April 21, 2003 for additional information regarding the Somarel transaction.

Dentsu

      See “Information on the Company — History and Development of the Company — Historical Background” for a summary of the material terms of our agreements with Dentsu.

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

Dividend Policy

      On July 10, 2002, we paid a dividend of € 0.22 per share, plus a tax credit of € 0.11 per share, with respect to the 2001 fiscal year. This represents a 13% increase over the dividend paid with respect to the 2000 fiscal year. On May 15, 2003, we declared a dividend of € 0.24 per share, plus a tax credit of € 0.12 per share with respect to the 2002 fiscal year which we expect to pay in July 2003. Our current intention is to continue our dividend growth in order to reach a dividend yield close to the average for stocks listed on Euronext Paris. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See “Additional Information — Memorandum and Articles of Association — Rights, Preferences and Restrictions Applicable to Our Shares — Dividends.”

SIGNIFICANT CHANGES

      See “Operating and Financial Review and Prospects — Outlook for 2003.”

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

	Euronext Paris		NYSE

	High	Low	High	Low

Last Six Months
June, 2003 (through June 26)	25.10	22.06	29.32	25.90
May, 2003	23.89	18.82	27.60	21.35
April, 2003	20.55	15.22	22.22	16.60
March, 2003	19.23	13.83	20.20	15.47
February, 2003	19.88	15.64	21.17	16.99
January, 2003	22.69	18.32	26.20	20.50
December, 2002	26.80	19.22	23.40	20.03
Last Two Years By Quarter
2003
Second Quarter	25.10	15.22	29.32	16.60
First Quarter	22.69	13.83	28.40	15.47
2002
Fourth Quarter	26.8	17.60	26.20	16.90
Third Quarter	28.15	16.70	27.25	16.70
Second Quarter	39.90	24.51	34.47	25.00
First Quarter	39.45	26.8	34.95	23.00
2001
Fourth Quarter	33.20	15.83	29.25	14.75
Third Quarter	30.70	16.12	26.45	16.40
Second Quarter	38.77	27.50	34.40	23.90
First Quarter	39.27	31.35	36.88	28.00
Last Five Years
2002	39.90	16.70	34.95	16.70
2001	39.27	15.83	36.88	14.75
2000	69.70	29.10	37.44	25.75
1999	38.50	11.70	—	—
1998	16.48	7.29	—	—

      We urge you to obtain current market quotations.

Item 10:     Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

      Under Article 2 of our statuts, our corporate purposes are to:

•	produce and develop publicity;

•	organize shows and radio or television broadcasts, set up radio, television and other programs, use movie theaters, recording or broadcasting studios and projection and viewing rooms, publish documents and publish music, sketches, scripts and theater productions; and

•	carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above in order to foster our growth.

      We may also acquire interests in other businesses, regardless of such businesses’ purposes.

Directors

      Our statuts provide that a member of our supervisory board must own at least 200 of our shares for as long as he or she serves as a director. Members of our management board are not required to own any of our shares.

      Each director is eligible for reappointment upon the expiration of his or her term of office. Members of the supervisory board serve six year terms. Members over 75 years of age may not constitute more than one-third of the supervisory board. Should this limit be exceeded, the oldest member of the supervisory board will automatically be retired. Members of the management board serve four year terms. No member of the management board may serve after the ordinary shareholders’ meeting following his or her 70th birthday. The members of the management board may be dismissed either by the supervisory board or by the shareholders at a general meeting. The members of the supervisory board may be dismissed only by the general meeting of shareholders.

      Under the French commercial code, any transaction directly or indirectly between a company and one of its directors that cannot be reasonably considered in the ordinary course of business of the company is subject to the prior consent of the supervisory board. Any such transaction concluded without the prior consent of the supervisory board can be nullified if it causes prejudice to the company. An interested director, or a person acting on the director’s behalf, can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, the other directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. In the case of transactions with directors that can be considered within the company’s ordinary course of business, the interested director must provide a copy of the governing agreement to the chairperson of the supervisory board, and the members of the supervisory board and the statutory auditor must be informed of the principal terms of each such transaction. Similar limitations apply to transactions between a company and a holder of shares carrying 5% or more of its voting power (or, if such shareholder is a legal entity, the entity’s parent, if any). Certain transactions between a corporation and one of its directors are prohibited under the French commercial code. Members of our supervisory board are not authorized, in the absence of a quorum, to vote compensation to themselves or other supervisory board members.

Rights, Preferences and Restrictions Applicable to Our Shares

Dividends

      Dividends on our shares are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders of record on the last business day before the date of payment. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the management board in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our management board can effect the distribution of interim dividends at any time until our financial statements for the relevant year are approved by shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

Voting Rights

      Each of our shares carries the right to cast one vote in shareholder elections, except that a share held by the same shareholder in registered form for at least two years carries the right to cast two votes. There is no requirement in the French commercial code or our statuts that requires directors to serve concurrent terms. Accordingly, fewer than all of the members of our supervisory board will ordinarily stand for reelection at any particular shareholders’ meeting.

Liquidation Rights

      If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Preferential Subscription Rights

      Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to those securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the holder to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering, and may be listed on the Euronext Paris. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company’s board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the relevant securities issuance must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

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

      Except as described under “— Anti-Takeover Provisions,” our statuts do not contain any provisions that discriminate against existing or prospective holders of substantial numbers of our shares. See also “— Anti-Takeover Effects of Applicable Law and Regulations.”

Ordinary and Extraordinary Meetings

      In accordance with the French commercial code, there are two types of shareholders’ general meetings: ordinary and extraordinary.

      Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

•	electing, replacing and removing members of the supervisory board;

•	appointing independent auditors;

•	declaring dividends or authorizing dividends to be paid in shares;

•	approving the company’s annual financial statements; and

•	issuing debt securities.

      Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates or convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	voluntarily liquidating our company.

Calling Shareholders’ Meetings

      The French commercial code requires our management board to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The management board and the supervisory board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the management board and our supervisory board fail to convene an annual shareholders’ meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	in cases of urgency, designated employee representatives or any interested party;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company; or

•	in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances.

      Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders’ meeting after a public offer to acquire control of our company or a sale of a controlling stake in our capital.

Notice of Shareholders’ Meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (the “BALO”). The preliminary notice must first be sent to the Commission des Opérations de Bourse (the “COB”). The COB also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the management board within ten days of the publication of the notice.

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

      In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the supervisory board regardless of whether this action is on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the management board (within ten days of the publication of the preliminary notice in the BALO) by:

•	designated employee representatives;

•	one or several shareholders holding a specified percentage of shares; or

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights in our company.

      The management board must submit properly proposed resolutions to a vote of the shareholders.

      During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the management board relating to the agenda for the meeting. The management board must respond to these questions during the meeting.

Attendance and Voting at Shareholders’ Meetings

      Each share confers on the shareholder the right to cast one vote, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights. Shareholders may attend ordinary meetings and extraordinary shareholders’ meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

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

Proxies and Votes by Mail

      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general shareholders’ meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

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

      With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

     Quorum

      The French commercial code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

•	an ordinary general meeting; or

•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

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

Majority

      Holders of a simple majority of a company’s voting power present, voting by mail or represented by proxy may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the voting power present, voting by mail or represented by proxy is required.

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

Limitations on Right to Own Securities

      Our statuts contain no provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See “— Exchange Controls” for a description of certain requirements imposed by the French commercial code.

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

Anti-Takeover Effects of Applicable Law and Regulations

      The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marchés Financiers (the “CMF”) within five trading days of the date it crosses these thresholds.

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

      To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general shareholders’ meeting information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of his or her voting rights suspended for up to five years by the Commercial Court at the request of the chair, any shareholder or the COB, and may be subject to a fine.

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

      In addition, a number of provisions of the French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

•	limitations on the voting power of shareholders; and

•	shareholders’ agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

MATERIAL CONTRACTS

      The principal terms of our material contracts are described under “Information on the Company — History and Development of the Company.”

EXCHANGE CONTROLS

      The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

•	the acquiring party’s intentions; and

•	the acquiring party’s ability to elect directors, and financial reliance by us on the acquiring party.

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

TAXATION

      The following discussion is a summary description of the material U.S. and French tax consequences that may apply to you as a holder of our shares.

      This discussion applies only to holders who are U.S. Tax Residents. A “U.S. Tax Resident” is a holder who:

•	is not a French tax resident;

•	is a tax resident of the United States pursuant to Article 4 of the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (which was signed on August 31, 1994 and generally became effective on January 1, 1996) (the “Treaty”);

•	is a citizen or resident of the United States for U.S. federal income tax purposes, is a United States domestic corporation or is otherwise subject to United States federal income taxation on a net income basis in respect of our shares; and

•	does not hold our shares in connection with a permanent establishment or a fixed base in France pursuant to Article 5 of the Treaty through which the holder carries on a business or performs personal services.

      Further, this discussion applies only to holders for whom all the following requirements are met:

•	the holder owns, directly or indirectly, less than 10% of our share capital;

•	the holder is a U.S. Tax Resident;

•	the holder is entitled to the benefits of the Treaty under the “limitations on benefits” article of the Treaty (Article 30);

•	the ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

•	the holder holds our shares as capital assets, and

•	the holder’s functional currency is the U.S. dollar.

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

Withholding Tax

      Dividends paid to a shareholder having his or her tax residence outside France by a French company are generally subject to a 25% French withholding tax under French tax laws.

      Under the Treaty, this withholding tax is reduced to 15% if all the following conditions are met:

(i)	our shares are beneficially owned by a U.S. Tax Resident,

(ii)	such ownership is not effectively connected with a permanent establishment or a fixed base that the holder has in France, and

(iii)	the holder has previously established that he or she is a U.S. Tax Resident in accordance with the following procedures:

•	the U.S. Tax Resident must complete French Treasury Form RF1 A EU-No. 5052 (or 5053 if the dividends do not give right to the avoir fiscal) and send it to the paying establishment before the date of payment of the dividend.

•	if the U.S. Tax Resident cannot complete French Treasury Form RF1 A EU-No. 5052 before the date of payment of the dividend (and provided that the dividend gives right to the avoir fiscal), he or she may complete a simplified certificate and send it before receiving such payment to the institution which holds the shares on its behalf. This certificate must state that the beneficial owner fulfills the following conditions:

•	the holder is a U.S. Tax Resident;

•	the holder’s ownership of the shares is not effectively connected with a permanent establishment or a fixed base in France;

•	the holder owns all the rights attached to the full ownership of the shares including, among other things, the dividend rights;

•	the holder fulfills all the requirements under the Treaty to be entitled to the reduced rate of withholding tax, and

•	the holder claims the reduced rate of withholding tax.

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

      Under (i) and (ii) above, the 15% withholding tax rate may also apply to dividends paid to a U.S. partnership or similar pass-through entity as described in article 4.2.(b)(iv) of the Treaty and whose income is subject to U.S. tax either in its hands or in the hands of its partners who are U.S. Tax Residents (“U.S. Tax Resident Partnership”).

      Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. Tax Residents who will own their shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisors as to the conditions and formalities under which they may benefit from the above-mentioned reduction of the French withholding tax.

Avoir Fiscal

      Under the Treaty, the following U.S. Tax Residents may be entitled to a payment from the French Treasury, called the avoir fiscal:

•	individuals;

•	U.S. domestic corporations, other than regulated investment companies, that own, directly or indirectly, less than 10% of our share capital;

•	U.S. corporations that are regulated investment companies and that own, directly or indirectly, less than 10% of our share capital, provided that less than 20% of the shares of these regulated investment companies are beneficially owned by persons who are neither citizens nor residents of the U.S.; or

•	U.S. Tax Resident Partnerships, but only to the extent that their partners qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and the related avoir fiscal.

      The avoir fiscal, if any, is equal to:

      50% of the dividends paid for (i) U.S. Tax Resident individuals or (ii) U.S. Tax Resident corporations owning at least 5% of the financial and voting rights in our company, provided that, among other conditions, such corporations subscribed for our shares upon issuance or commit themselves to hold the shares for at least two years. This commitment requires specific French formalities to be observed before the payment of the first dividend; or

      10% of the dividends paid for any other U.S. Tax Resident shareholder.

      If the U.S. Tax Resident is eligible, he or she may claim a payment equal to the avoir fiscal, less a 15% withholding tax on this avoir fiscal, provided that all the following conditions are met:

(i)	the dividend, if received by a resident of France, would entitle such resident to a tax credit (“avoir fiscal”);

(ii)	our shares are beneficially owned by a U.S. Tax Resident;

(iii)	the holder’s ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

(iv)	the holder owns all the rights attached to the full ownership of our shares including, among other things, the dividend rights;

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

Other Entities

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

              The Précompte

      A French company must pay an equalization tax known as the “précompte” to the French Treasury if it distributes dividends which give right to the avoir fiscal out of:

•	Profits that have not been taxed at the ordinary corporate income tax rate; or

•	Profits that have been earned more than five years before the distribution.

      The amount of the précompte is equal to 50% of the net dividends before withholding tax. If we pay the précompte:

•	the U.S. Tax Resident shareholders entitled to the full or partial transfer of the 10% avoir fiscal would also generally be entitled to the full or partial transfer of a specific tax credit equal to 80% of the précompte effectively paid by us (as opposed to the précompte paid by offsetting French and/or foreign tax credits) less a 15% withholding tax on both the 15% avoir fiscal and the 70% specific tax credit;

•	the U.S. Tax Resident shareholders that are not entitled to the full transfer of the avoir fiscal may generally be entitled to a refund from the French Treasury of the précompte effectively paid by us (as opposed to the précompte paid by offsetting French and/or foreign tax credits) with respect to the dividends distributed to them. Under the Treaty, the amount of the précompte refunded to U.S. Tax Residents is reduced by the 15% withholding tax and by any partial avoir fiscal (including any potential 70% specific tax credit). The refund of the précompte is subject to specific filing requirements; U.S. Tax Resident shareholders should consult their own tax advisors as to the conditions and filing requirements under which they may benefit from this refund.

      Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. Tax Residents who will own their shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisors as to the conditions and formalities under which they may benefit from the above-mentioned provisions.

U.S. Federal Income Taxes

      For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent they are paid or declared paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source “financial services” income for foreign tax credit purposes.

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

      To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those shares; and

•	second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

      French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

      For U.S. federal income tax purposes, the amount of the précompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source “passive” income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the précompte will generally constitute foreign source “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the précompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euros.

      On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) was enacted. Under the Act, the maximum rate of tax applicable to “qualified dividend income” of an individual is 15 percent. “Qualified dividend income” includes dividends received during the taxable year from “qualified foreign corporations” if certain requirements are met. For example, in order to be eligible for the reduced rates, a shareholder must hold the stock with respect to which the dividend is paid for more than 60 days during the 120 day period that begins 60 days before the ex-dividend date for the dividend. In addition, a shareholder will not be entitled to the reduced rates if such shareholder is under an obligation to make related payments with respect to positions in substantially similar or related property (whether pursuant to a short sale, a hedge or otherwise). A “qualified foreign corporation” is a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary determines is satisfactory for purposes of the rules relating to the reduced tax on dividends and which includes an exchange of information program. The Joint Committee on Taxation stated that until the Treasury Department issues guidance regarding the determination of treaties as satisfactory for this purpose, a foreign corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program other than the current United States-Barbados income tax treaty. In addition, a foreign corporation is treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. Nevertheless, a foreign corporation is not a “qualified foreign corporation” if, for the taxable year in which the dividend was paid, or the preceding taxable year, the corporation is a foreign personal holding company (an “FPHC”), a foreign investment company (a “FIC”) or a passive foreign investment company (a “PFIC”). Publicis has not examined whether it is a FPHC, a FIC or a PFIC, but Publicis believes that it is not a FPHC, a FIC or a PFIC. Accordingly, Publicis believes that dividends paid by Publicis with respect to the ADSs traded on the New York Stock Exchange should be eligible for the reduced tax rates for a shareholder who meets the holding period and other requirements of the Act. Under the Act, in connection with determining a shareholder’s foreign source income for purposes of the shareholder’s foreign tax credit limitation, special rules apply to the receipt of “qualified dividend income.” All shareholders should consult their tax advisors to determine the consequences of the Act to them.

Taxation of Capital Gains

      Under French tax law, capital gains realized upon the sale of our shares by holders who are not French residents for French tax purposes (and who do not hold their shares in connection with a permanent establishment or a fixed base in France) are not taxable in France provided that the vendor and any related persons have not directly or indirectly held more than 25% of rights to our earnings (“droits aux bénéfices sociaux”) at any time during the five years preceding the sale.

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

PFIC

      We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

•	75% or more of our gross income is passive income; or

•	our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

      If we were to become a PFIC, the tax applicable to distributions on our shares and any gains you realize when you dispose of our shares may be less favorable to you. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you purchase our shares.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if an individual holder transfers its shares in our company by gift, or if they are transferred by reason of the holder’s death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•	the individual holder is domiciled in France at the time of making the gift, or at the time of the individual holder’s death; or

•	the individual holder used our shares in conducting a business through a permanent establishment or fixed base in France, or the individual holder held our shares for that use.

French Wealth Tax

      The French wealth tax does not generally apply to our shares if the holder is an individual who is a tax resident of the United States for purposes of the Treaty, provided that:

•	the individual holder does not own, alone or with related persons, directly or indirectly, shares, rights or interests the total of which gives right to at least 25% of our earnings; and

•	the shares are not held in connection with a permanent establishment or a fixed base in France.

      Under French tax law, an individual having his or her tax residence outside France is taxable only on such individual’s French assets. However, financial investments made by such individuals, provided they represent less than 5% of the share capital of the French company and are made in companies other than real property companies, are exempt from wealth tax.

United States Information Reporting and Backup Withholding

      Dividend payments on our shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 28% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.

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

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

      Our company is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over our company or our directors in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our directors;

•	to obtain judgments against us or our directors in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

•	to enforce against us or our directors in non-U.S. courts judgements of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

      Each of the foregoing statements applies to our auditors as well.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk

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

      As of December 31, 2002, we had total outstanding financial indebtedness (under French GAAP) of € 2,762 million. This indebtedness was comprised of the following: € 200 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 646 million in obligations under bonds with attached equity warrants issued in the Bcom3 transaction, € 303 million in bank loans, € 490 million of bank overdrafts, € 181 million in capitalized lease obligations and € 13 million in accrued interest. Of the total indebtedness outstanding at the end of 2002, € 751 million was due within one year, € 93 million was due after more than one year but within five years, and the remainder was due after more than five years. Other than our obligations under the 2.0% notes due 2007, the 1.0% notes due 2018 and the Bcom3 stockholder notes with warrants, our debt bore interest at variable rates; the average annual interest rate for 2002 was 3.3%.

      Based on the above information, a hypothetical increase of 1% in average interest rates on long-term borrowings at variable rates as of December 31, 2002 would result in an increase in annual interest expense of approximately € 4.8 million.

      Our 2.0% notes due 2007 are convertible into shares of the Interpublic Group that we currently hold as an investment (see “— Equity Markets Risk”). The notes can be converted by holders beginning on June 30, 2003, subject to our right to repay them in cash. At our option, we can redeem the notes beginning on January 10, 2005 if the price of the Interpublic Group stock exceeds specified limits. The notes bear interest at a fixed rate of 2%. Under French GAAP, the notes are stated at their face value and interest expense is recognized at 2% of the stated value. Under U.S. GAAP, the holders’ right to convert the notes into shares of the Interpublic Group, and our right to repay or redeem the notes, are considered embedded derivatives and are required to be recorded at fair value on our balance sheet, with fluctuations in the fair value recognized as income or an expense in our income statement. For the year ended December 31, 2002, income of approximately € 11 million was recognized in connection with these embedded derivatives (compared to € 5 million of expense recognized in 2001). If the market price of the Interpublic Group stock increases, it is expected that the corresponding fair value and related expense of these embedded derivative instruments will increase.

      As of December 31, 2002, a hypothetical increase of 10% in the price of Interpublic Group stock would not result in a significant change in the fair value of the embedded derivatives.

      As of December 31, 2002, approximately 68% of our debt was denominated in euros and 25% was denominated in U.S. dollars. Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world.

      We generally do not use financial instruments to hedge interest rate risk.

FOREIGN CURRENCY EXCHANGE RATE RISK

      We conduct operations in 109 countries around the world. The geographic diversity of our operations is reflected by the currencies that make up our results of operations. In 2002, more than half of our revenues were realized in currencies other than the euro, including approximately 43% in U.S. dollars. The majority of our subsidiaries carry out businesses that are essentially local, with almost all of their revenues received in local currency and almost all of their costs incurred in local currency. In addition, most of our acquisitions in the United States have been funded through local borrowings, resulting in financial expenses and repayment obligations in the same currency. For these reasons, our exposure to losses resulting from differences between the currencies in which we receive revenues and the currencies in which we incur costs tends to be limited. However, we cannot assure you that we will be able to avoid such differences in the future or that any such differences will not materially affect our results of operations.

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

EQUITY MARKETS RISK

      Our exposure to equity markets risk relates primarily to our investment in equity securities of unconsolidated entities, particularly the Interpublic Group. At December 31, 2002, the market value of our quoted equity securities amounted to € 71 million, compared to a carrying value for French GAAP purposes of € 20 million.

Item 12:	Description of Securities Other Than Equity Securities

      Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15:	Controls and Procedures

      Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the date of the filing of this annual report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

      There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

PART III

Item 18:	Financial Statements

PUBLICIS GROUPE S.A. CONSOLIDATED FINANCIAL STATEMENTS —

YEAR ENDED DECEMBER 31, 2002

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

and Shareholders of Publicis Groupe, S.A.

      We have audited the accompanying consolidated balance sheets of Publicis Groupe, S.A. and its subsidiaries, as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in France and in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Groupe, S.A. and its subsidiaries at December 31, 2002, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with the accounting principles generally accepted in France, which differ in certain respects from those generally accepted in the United States (see Note 30 to the consolidated financial statements).

Mazars & Guérard, S.A.	Ernst & Young Audit

Represented by	Represented by
Frédéric Allilaire	Bruno Perrin

Paris, France

March 24, 2003

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	Note	2002	2001	2000

	(in millions of euros)
Revenues		2,926	2,434	1,770
Salaries and related expenses	20	(1,659)	(1,363)	(984)
Other operating expenses	21	(756)	(661)	(470)
Total operating expenses		(2,415)	(2,024)	(1,454)
Other operating income		22	16	18
Operating income before depreciation and amortization		533	426	334
Depreciation and amortization expense	22	(104)	(84)	(59)
Operating income		429	342	275
Net financial costs	23	(28)	(30)	(11)
Income of consolidated companies before taxes, exceptional items and goodwill amortization		401	312	264
Exceptional items	24	(3)	(8)	19
Income taxes	16	(132)	(78)	(96)
Net income of consolidated companies before goodwill amortization		266	226	187
Equity in net income of unconsolidated companies	6	3	9	5
Net income before goodwill amortization		269	235	192
Of which Group interests		237	215	160
Goodwill amortization	22	(93)	(65)	(33)
Net income before minority interest		176	170	159
Minority interest	13	(29)	(19)	(31)
Group net income		147	151	128
Per share data (in euros)	25
Net earnings per share		0.99	1.09	1.18
Earnings per share after tax and before goodwill amortization		1.63	1.55	1.49
Net earnings per share — diluted		0.97	1.08	1.15
Earnings per share after tax and before goodwill amortization — diluted		1.51	1.55	1.46

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

	Note	2002	2001	2000

	(in millions of euros)
ASSETS
Goodwill, net	3	3,028	993	861
Intangible assets, net	3	879	199	22
Property and equipment, net	4	599	351	331
Investments and other financial assets, net	5	98	67	82
Investments accounted for by the equity method	6	33	8	7
Non-current assets		4,637	1,618	1,303
Inventory and costs billable to clients	7	295	195	129
Accounts receivable	8	3,663	1,845	1,770
Other receivables	9	951	439	399
OCEANE redemption premium	10	227	—	—
Marketable securities	11	342	178	100
Cash and cash equivalents		863	621	429
Current assets		6,341	3,278	2,827
Total assets		10,978	4,896	4,130
LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock		78	56	53
Additional paid-in capital and retained earnings		928	227	246
Other equity (ORANE)		495	—	—
Shareholders’ equity	12	1,501	283	299
Minority interest	13	100	89	77
Provisions for contingencies and charges	14	1,169	266	169
Bank borrowings and overdrafts	15	2,762	1,069	901
Accounts payable	17	3,832	1,875	1,590
Accrued expenses and other liabilities	18	1,614	1,314	1,094
Bank borrowings and liabilities		8,208	4,258	3,585
Total liabilities and shareholders’ equity		10,978	4,896	4,130
Net financial debt (OCEANE redemption premium, cash and marketable securities, less bank borrowings and overdrafts)	15	1,330	270	372

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional
			Paid-In Capital	Total
	Number	Capital	and Retained	Shareholders’
	of Shares*	Stock	Earnings	Equity

	(in millions of euros)
December 31, 1999 before impact of treasury stock	94,259,960	36	380	416
Treasury stock at December 31, 1999	(4,181,920)	—	(71)	(71)

December 31, 1999 after impact of treasury stock	90,078,040	36	309	345

Publicis Groupe S.A. capital increase	70,710	—	—	—
Dividends paid by Publicis Groupe S.A.		—	(15)	(15)
Impact of S&S acquisition — Article 215 derogatory method	43,889,149	17	(215)	(198)
Application of rule 99-02		—	8	8
Translation adjustment		—	(6)	(6)
Consolidated net income, Group interest		—	128	128

December 31, 2000 before impact of treasury stock	138,219,819	53	280	333
Treasury stock at December 31, 2000	(871,309)	—	(34)	(34)

December 31, 2000 after impact of treasury stock	137,348,510	53	246	299

Publicis Groupe S.A. capital increase	1,380,177	1	—	1
Impact on nominal share price of conversion to euros		2	(2)	—
Dividends paid by Publicis Groupe S.A.		—	(28)	(28)
Translation adjustment		—	0	0
Impact of S&S acquisition — Article 215 derogatory method		—	(37)	(37)
Saatchi & Saatchi additional acquisition cost resulting from the probable payment of CVR		—	(195)	(195)
Revaluation of the share in Zenith (50%), previously equity accounted		—	60	60
Change in treatment of treasury stock	871,309	—	34	34
Other			(2)	(2)
Consolidated net income, Group interest		—	151	151

December 31, 2001	139,599,996	56	227	283

Publicis Groupe S.A. capital increase	56,481,133	22	968	990
ORANE issue — fair value		—	495	495
Dividends paid by Publicis Groupe S.A. (including dividends paid in respect of ORANE)		—	(32)	(32)
Translation adjustments		—	(48)	(48)
Adjustment in the allocation of the Zenith purchase price (50% stake), previously equity accounted		—	(16)	(16)
Additional amount in respect of CVR expired in March		—	(1)	(1)
Other		—	(1)	(1)
Consolidated net income, Group interest		—	147	147

December 31, 2002 before neutralization of treasury stock	196,081,129	78	1,739	1,817
Neutralization of treasury stock existing at December 31, 2002	(12,790,600)	—	(316)	(316)

December 31, 2002 after neutralization of treasury stock	183,290,529	78	1,423	1,501

*	Amounts have been adjusted to reflect the ten-for-one stock split of August 29, 2000.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000

	(in millions of euros)
I — Cash flows from operating activities
Net income before minority interest	176	170	159
Loss (gain) on sales of fixed assets (before tax)	4	(60)	(24)
Amortization of bond redemption premium and additional interest on OBSA	16	—	—
Depreciation and amortization on non-current assets	197	149	93
Self-financing ability	393	259	228
Equity in net income of unconsolidated companies	(3)	(9)	(5)
Dividends received from investments accounted for under the equity method	1	8	1
Change in working capital requirements	183	(214)	(19)
Net cash provided by operating activities	574	44	205
II — Cash flows from investing activities
Purchases of property and equipment and intangible assets	(74)	(108)	(106)
Sales of property and equipment	15	6	4
Purchases of investments and other financial assets, net	(5)	10	(13)
Acquisitions of businesses(1)	(75)	164	(565)
Disposal of businesses	—	—	24
Net cash provided by (used in) investing activities	(139)	72	(656)
III — Cash flows from financing activities
Payment of Contingent Value Rights attached to shares provided as consideration for Saatchi & Saatchi	(196)	—	—
Dividends paid to shareholders of Publicis Groupe S.A.(2)	(32)	(28)	(15)
Dividends paid to minority shareholders of subsidiaries	(26)	(25)	(14)
Increase in capital	—	1	5
Change in borrowings	445	118	630
Share repurchases	(180)	—	(34)
Change in treatment of treasury shares(3)	(138)	34	—
Net cash provided by (used in) financing activities	(127)	100	572
IV — Impact of exchange rate fluctuations	(76)	4	5
Net change in consolidated cash flows (I + II + III + IV)	232	220	126

Positive cash balances and cash equivalents (including marketable securities) at January 1	799	529	349
Bank overdrafts at January 1	(316)	(266)	(212)
Cash and cash equivalents at beginning of year	483	263	137
Positive cash balances and cash equivalents (including marketable securities) at December 31	1,205	799	529
Bank overdrafts at December 31	(490)	(316)	(266)
Cash and cash equivalents at end of year(3)	715	483	263
Net change in cash and cash equivalents	232	220	126

(1)	After deducting the net cash of the companies acquired on the date of their acquisition (€ 22 million for Bcom3 Group in 2002 and € 235 million in net cash of Zenithmedia in 2001).

(2)	Including dividends paid in respect of ORANEs.

(3)	Following a decision made in 2002 to cease allocation of treasury stock exclusively to employee stock programs, the treasury shares are no longer included under marketable securities but are henceforth deducted from shareholders’ equity.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions of euros except per share data)

1.	Summary of Significant Accounting Policies

      Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries (Publicis or the Group) have been prepared in accordance with French generally accepted accounting principles, including the new rules and accounting policies applicable to consolidated financial statements in France (“nouvelles règles et methodes relatives aux comptes consolidés”), approved by the ministerial order of June 22, 1999, which enacted Rule 99-02 of the accounting rules and regulation committee (Comité de Réglementation Comptable or CRC).

      The application of the new rules has been treated as a change in accounting policy in 2000. The overall net effect on shareholders’ equity as at January 1, 2000 of this change is € 8 million.

      Commencing January 1, 2002, the Group applied CRC Rule 2000-06 in respect of liabilities. This change in methodology did not have a material impact on the financial statements at January 1, 2002.

1.1	Principles of Consolidation

Reporting Currency

      Since January 1, 1999, Publicis has prepared and reported its consolidated financial statements in euros. All previous historical financial information has been restated in euros using the official conversion rate established on January 1, 1999 of 6.55957 French francs = 1 euro.

Scope of Consolidation

      Publicis consolidates all subsidiaries over which it exercises exclusive direct or indirect control.

      The companies over which Publicis exercises substantial influence, generally where the percentage of ownership and share of the voting rights is at least 20%, are accounted for by the equity method.

      The list of the principal consolidated companies together with their method of consolidation is presented in note 29.

Translation of Accounts of Foreign Subsidiaries

      The financial statements of subsidiaries located outside of the euro zone, where the functional currency is the local currency, are translated into euros as follows:

•	assets and liabilities are translated at year-end exchange rates;

•	statement of income items are translated at average exchange rates for the year;

•	translation gains and losses resulting from the application of these rates are recorded in retained earnings for the portion related to the Group interest, with the remainder recorded under minority interest.

Year-End

      The Group, parent company and virtually all subsidiaries have a year-end of December 31.

Intercompany Transactions

      Intercompany transactions, including related revenues and expenses, accounts receivable and accounts payable, are eliminated in consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.2	Significant Accounting Policies

Research Costs

      Publicis records expenses related to studies and research in the period in which they are incurred.

      These expenses relate primarily to the following: studies and tests related to advertising campaigns, costs resulting from the development of internet sites and related tools, research programs on consumer behavior and advertisers’ needs in various areas, and studies and modeling conducted in order to optimize the use and choice of media purchases for the clients of the Group.

Goodwill

      Goodwill arising on consolidation represents the difference between the acquisition cost of interests in consolidated companies and the Group’s equity in the underlying net assets at the date of acquisition.

      Goodwill is amortized on a straight-line basis according to the following principles:

•	goodwill related to media purchasing and sales subsidiaries is amortized over five years;

•	goodwill related to the international space purchasing network is amortized over a twenty year period;

•	goodwill related to communications subsidiaries is amortized over a period of 10 to 40 years based on the country, size, and the specific characteristics of each agency.

      The carrying value of goodwill is reviewed for impairment when events and circumstances indicate that the carrying value may not be recoverable, based on the valuation criteria used at the time of the acquisition. If the fair value of the goodwill is lower than the carrying value, a provision is made to reduce the carrying value of the goodwill to the fair value.

Purchase Accounting and Goodwill

      Upon acquisition of sole ownership of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The excess of the purchase price of such assets and liabilities, as recorded in the consolidated balance sheet, over their carrying value in the acquired entity’s accounts is recorded as goodwill.

Other Intangible Assets

      Other intangible assets are comprised primarily of client relationships, trademarks, client lists and software.

      Trademarks with finite useful lives, client lists and identifiable components of client relationships are amortized over their estimated useful economic lives.

      Trademarks with indefinite useful lives are not amortized.

      Software consists of the following:

•	software purchased for internal use, which is stated at purchase cost;

•	internally developed software for sales and marketing purposes, which is used primarily by the Group’s information systems services subsidiary, is stated at production cost.

      Software is generally amortized over a period of one or two years and not in excess of three years.

Property and Equipment

      Property and equipment is stated at historical acquisition cost. A limited number of assets have been revalued in accordance with French legislation; the value of such assets is not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property and equipment is depreciated on a straight-line basis over the assets’ estimated useful lives as described below:

•	Buildings: between 20 and 50 years.

•	Fixtures, fittings and general installations: 10 years.

•	Billboards: 4 to 7 years.

•	Office furniture and equipment: 5 to 10 years.

•	Vehicles: 4 years.

•	Computer hardware: 2 to 4 years.

      Publicis records assets under capital leases in property and equipment with corresponding amounts recorded in financial debt. These assets are depreciated over the periods described above. In the statement of income, the lease rental expenses are replaced by the interest expense on the debt and the depreciation expense on the assets.

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

      A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the affiliates concerned. Such provisions are included in “Provisions for long-term investments”.

Inventory and Costs Billable to Clients

      Inventory and costs billable to clients represent primarily work-in-progress related to advertising, consisting of technical, creative and production work (graphic design, TV and radio production, editing, etc.), which is billable, but has not yet been billed to clients. A provision for depreciation is recorded when expected revenue on completion is lower than the production costs incurred. Non-billed work or costs incurred relating to new client development activities are not capitalized except when expenses incurred during the proposal process may be billed to the client under the terms of the contract.

Accounts Receivable

      Accounts receivable are recorded at their carrying value. An allowance for doubtful accounts is recognized for receivables for which there is a collection risk.

      Accounts receivable denominated in foreign currencies are recorded at the year-end exchange rate. Unrealized foreign exchange gains and losses are recorded in the income statement.

Marketable Securities

      The gross value of marketable securities is recorded at the lower of cost or market, which may be depreciated with reference to the average stock market price during the most recent month.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury Stock

      Pursuant to the recommendations of the French Accounting Standards Council (CNC), treasury stock held in the Group’s portfolio at year end is either deducted from shareholders’ equity (as in the case of the multi-objective treasury stock purchase program), or recognized as an asset under marketable securities (if allocated exclusively to stock purchase option plans granted to employees), depending on its function.

      Management Board decided in the second half of 2002 to cease exclusive allocation of treasury shares to stock option plans. As such, treasury stock is deducted from consolidated shareholders’ equity at December 31, 2002. The treasury stock reclassification was first performed on the basis of the carrying value of treasury stock stated in the financial statements at June 30, 2002.

Pensions and Other Post-Employment Benefits

      The Group applies the preferred method of rule 99-02 of the CRC, recognizing all pensions and post-employment benefits. The policies applied by Publicis are in accordance with the laws and regulations of the countries in which its subsidiaries are located, as described below:

•	in the U.K., the United States and Germany, the pensions and other post-employment benefit obligations are held in investment trusts managed by insurance companies. These plans may be either:

•	defined contribution plans: the amount of contributions by the Group to the investment funds is defined and recorded as expense during the period;

•	defined benefit plans: the benefit amounts to be received upon retirement are defined and accounted for by establishing a provision intended to cover the present value of the obligation to be paid to employees at retirement, as calculated by actuaries based upon years of service.

•	In France, employees are entitled to a lump sum payment upon retirement, based on years of service.

•	In Italy, employees are entitled to a lump sum payment upon termination, based on years of service.

      Changes in the value of obligations as a result of updated assumptions (actuarial differences) are recognized in the statement of income on a time-apportioned basis.

Restructuring Provisions

      Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced. With regard to acquisition transactions, provisions are recognized once the programs have been clearly defined and their cost has been reasonably estimated.

      These costs consist primarily of severance and early retirement payments, other employment expenses, and potential write-downs of property and equipment and other assets.

Vacant Property Provisions

      A provision is established for the amount of rent and related expenses to be paid,net of any sublease revenues to be received, for all buildings that are sublet or vacant and not intended to be used for the principal activities of the Group.

Bonds and Notes Issued

      Bonds and notes issued are recognized at their face value, supplemented by any redemption premium, which is amortized over their term under the actuarial method.

      Securities provided as consideration for an acquisition are stated at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues

      Revenues (or gross margin) represent the commissions and fees for services of companies in the advertising industry. The Group’s revenue recognition policies are summarized below:

•	Fees: when the service is provided to the client,

•	Sales of media space: date of publication or broadcast,

•	Sales of technical advertising: when services are performed.

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

      Deferred taxes are calculated based on the tax laws and regulations in effect at the respective year-ends and using the tax rates expected to be in effect when temporary differences reverse. The impact of changes in enacted tax rates are recorded in the income statement in the period in which the change in the tax rate is decided.

      Deferred tax assets are recognized when the respective taxable entities are reasonably assured of being able to utilize them in future periods.

Exceptional Items

      Exceptional items are attributable to events, which do not result from normal operations. Items appearing under this heading include gains and losses on the sale of non-current assets and the termination costs of discontinued business operations.

Interest Rate Risk

      Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.

      In order to reduce both the overall interest expense and its exposure to interest rate risk, the Group has continued its financial debt restructuring program initiated at the end of 2001 and in January 2002, it issued OCEANE with a total face value of € 690 million and a yield to maturity of 2.75%.

      Moreover, in connection with the Bcom3 acquisition, on September 24, 2002, the Group issued 2.75%-2022 OBSAs (bonds with detachable equity warrants).

      Upon completion of these operations, two-thirds of the Group’s gross financial debt carries a fixed interest rate, the average of which is 3.4%. Net variable-rate debt (after deducting liquidities) is negative: a 1% variation in short-term interest rates would not have a significant impact on Group earnings.

      In fiscal 2002, The Group did not make use of any derivative financial instruments to hedge potential interest rate risks, which were deemed insignificant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Exchange Rate Risk

      The majority of sales transactions are denominated in the local currencies of the originating countries. As a result, exchange rate risk is not significant.

      In addition, changes in exchange rates between other currencies and the euro (the Group’s reporting currency) may have an impact on the Group’s financial position.

      The following is a breakdown of Group revenues by currency of origination:

• Euro	31%
• U.S. dollar	43%
• Pound sterling	10%
• Other	16%

• Total 2002 revenues	100%

Country Risk

      Publicis’ operations in geographic regions considered to be at risk (Asia-Pacific, Latin America) continue to represent approximately (11%) of consolidated revenues.

Exposure to Equity Investment Risk

      The main stockholdings that are exposed to a significant market risk are treasury stock and IPG stock.

      A decline in the value of treasury stock value would not have an impact on earnings since the carrying value of the treasury stock is deducted from shareholders’ equity and provision allocations are neutralized.

      Given Publicis’ substantial unrealized capital gain on IPG shares at December 31, 2002 (market value represents more than three times the carrying value in the consolidated financial statements), a 10% decrease in their market value would not be sufficient to give rise to a provision.

Basic and Diluted Earnings Per Share

      Basic earnings per share is calculated by dividing net income, after deducting the ORANEs’ interest expense, by the weighted average number of ordinary shares outstanding during the period. Given their treatment as deductions from shareholders’ equity, the number of treasury shares owned at December 31, 2002 is not included in the total number of shares outstanding for the purposes of this calculation.

      Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period including potential ordinary shares resulting from all outstanding stock options being exercised at year-end, together with the conversion of all convertible bonds (OCEANEs) and the redemption of all ORANEs into shares. However, in light of prevailing share price levels, the potential dilutive effect of the OBSA equity warrants has not been taken into account.

2.	Changes in Consolidation Scope

2.1	Presentation of the Financial Statements

      Effective January 1, 2002, Publicis changed the presentation of its consolidated statement of income. It now classifies all items previously included under “Exceptional (expense) income, net of tax” under “Exceptional items” and “Goodwill amortization” for their amount before tax, their corresponding tax charge being presented under “Income taxes”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      This modification had the following impact on the prior year statements of income:

	2000 Statement of Income			2001 Statement of Income

	Pro forma	Reclassified	Published	Pro forma	Reclassified	Published

	(In millions of euros)
Exceptional items	19	19	—	(8)	(8)	—
Income taxes	(96)	(4)	(92)	(78)	21	(99)
Exceptional (expense) income, net of tax	—	(15)	(15)	—	3	(3)
Amortization of goodwill	(33)	0	(33)	(65)	(16)	(49)

		0			0

2.2	Bcom3 Acquisition

      The main change in the scope of consolidation during fiscal year 2002 results from the acquisition of Bcom3, effective September 24, 2002.

Terms of Acquisition

      Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following marketable securities to Bcom3 shareholders:

•	56,250,000 new Publicis shares with a value on issue of € 30.5 (with a nominal value of € 0.4 and a premium of € 30.1 per share),

•	bonds with a face value of € 858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares,

•	bonds with a face value of € 858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.

Characteristics of the Bonds

•	ORANEs — Bonds redeemable into existing or new shares

This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 1,562,500 ORANEs with a face value of € 549 each, for a total face value of € 857,812,500.

Each ORANE grants the right to receive 18 new or existing Publicis shares, at the rate of one share per year from September 1, 2005 until the bonds’ twentieth anniversary (2022). At the same time, the value of each ORANE is reduced by € 30.5 per year on each of the twenty anniversary dates. The ORANE bear interest at 0.82% of face value. This percentage will be reviewed for the first time on the occasion of the payment of the coupon for the September 1, 2004 — September 1, 2005 period, on the basis of 110% of the average of the dividends for the three previous years, subject to the condition that this percentage may not fall below 0.82% of the face value of the ORANE.

•	OBSAs — Notes with warrants attached

This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 2,812,500 bonds with a face value of € 305 each, for a total face value of € 857,812,500. Each bond carries 10 detachable equity warrants, granting the right to subscribe at any moment during the period from September 24, 2013 to September 24, 2022 for one Publicis share at the price of € 30.5 by paying in full and in cash on subscription. The bonds will be redeemed each year from June 30, 2013 to June 30, 2021 with final redemption occurring on September 24, 2022 at one tenth of their face value (€ 30.5). OBSAs bear interest at 2.75% of their face value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchase Price

      Pursuant to Rule 99-02 of the CRC, the securities provided as consideration for the acquisition were valued at fair value at the date of acquisition, September 24, 2002:

•	the 56,250,000 new Publicis shares were valued at the prevailing market price at the date of acquisition (€ 17.6 per share), representing a total value of € 990 million.

•	the 1,562,500 ORANEs were valued at € 495 million, representing their fair value on acquisition, determined on the basis of the stock market price of Publicis shares at that date. Based on the results of a detailed assessment of this financial instrument, the ORANEs have been classified under shareholders’ equity in the consolidated balance sheet.

•	the OBSAs were valued at € 642 million, an amount which includes the present value of the bond component at the acquisition date (€ 445 million) and the fair value of the equity warrants (€ 197 million). Both of these values were calculated by applying a 8.5% discount rate for the bond component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%).

      The total acquisition price of € 2,255 million breaks down as follows:

(In millions of euros)
Value of Publicis shares	990
Value of ORANEs	495
Value of OBSAs	642
Deferred tax liability on the OBSA valuation adjustment	74
Acquisition expenses (net of tax)	54

Total	2,255

Goodwill on Acquisition

      Goodwill on acquisition of € 2,134 million breaks down as follows (net tax amount, with a tax effect of € 113 million):

(In millions of euros)
Purchase price	2,255
– Negative net worth restated under French accounting standards	80
+ Fair value of identified assets and liabilities:
Restructuring expenses	159
Vacant property provisions	140
Retirement obligation provisions	45
Other items	33
– Allocation to intangible assets	(578)

Gross goodwill on acquisition	2,134

      Goodwill on acquisition is amortized over 40 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation to Intangible Assets

      The intangible assets resulting from the identification of Bcom3’s assets and liabilities, as determined by an independent expert, are as follows:

Client lists	309
Trademarks	387
Others	7
Deferred tax liabilities on the above	(125)

Total	578

      Client lists are amortized over their estimated life of 17 years. Trademarks considered to have an indefinite useful life are not amortized.

2.3 Other Changes to the 2002 Scope of Consolidation

      In addition to the acquisition of Bcom3, which was effective September 24, 2002, several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct ’n’ More in Austria, Arredondo de Haro and Art-y-maña in Mexico, Magnesium in Belgium, Sales Story, ECA2, Stella, and Flamenco in France.

      As a result of the purchase in October 2001 of an additional 25% stake in the Zenith Group, (previously 50%-owned by Publicis) Zenith has been fully consolidated (rather than accounted for under the equity method) effective October 1, 2001.

      The operations of all of the businesses acquired by Publicis in 2002 contributed 5% to Group revenues and 4% to the Group’s net income before goodwill amortization.

2.4 Changes to the 2001 Scope of Consolidation

      The principal change in consolidation scope in 2001 resulted from the agreements signed at the end of September 2001 with Cordiant Communications Group.

      According to the terms of this agreement, a new U.K.-based company called Zenith Optimedia Group was formed, which is governed by British law, and is 75%-owned by Publicis and 25%-owned by Cordiant.

      This new group, in the consulting and media purchasing sector, was constituted through the contributions and disposals of the following entities:

•	Zenithmedia Holding and its subsidiaries, located in the United States, England and nine other European countries;

•	Optimedia in the United States, England, France, Spain, Portugal, Italy, the Netherlands, Canada and Germany; and

•	More Media in Germany.

      Additionally, according to the terms of the shareholders’ agreement, Cordiant may sell its 25% stake in Zenith Optimedia Group to Publicis and Publicis may exercise a purchase option enabling it to repurchase Cordiant’s stake.

      Prior to this operation, Publicis owned practically 100% of Optimedia and More Media, and, through Saatchi & Saatchi, held a 50%-stake in Zenithmedia, which was accounted for using the equity method beginning in September, 2000 (as a result of the acquisition of Saatchi & Saatchi).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      This operation is comprised of two components in the consolidated financial statements:

•	the purchase of an additional 25% stake in Zenithmedia with the recognition of goodwill on acquisition,

•	additionally, the disposal of a 25% stake in Optimedia with the recognition of a capital gain on disposal in the consolidated statement of income.

      The capital gain on sale and goodwill on acquisition were determined on the basis of the fair market value of Zenithmedia and Optimedia, both of which were deemed to be € 240 million (€ 60 million for the 25% that was acquired and sold).

      Residual goodwill (after allocating the purchase price discrepancy to identifiable intangible assets) arising from the additional 25%-acquisition of Zenithmedia amounted to € 41 million, to be amortized over 20 years.

      The summary balance sheet of Zenith Media Group as of the acquisition date is as follows (expressed in millions of euros):

Property, equipment and intangible assets	8
Operating receivables	307
Net cash and cash equivalents	235

Total assets	550

Shareholders’ equity (including earnings Jan. 1 to Sept. 30, 2001)	(28)
Operating payables	578

Total liabilities and shareholders’ equity	550

      In addition to its purchase of an additional stake in Zenithmedia, during the course of fiscal year 2001, Publicis carried out a number of purchase transactions designed primarily to increase its positions in specialized agencies and marketing services (SAMS): the Triangle Group, a U.K. based leader in the field of sales promotions; Carré Noir, a major French design agency; Fish.Meier.Direkt in Switzerland; Ecocom, a French financial communications agency; Fabianne Gershon Associates and The Hudson Stone Group, two U.S. financial communications agencies; Fusion DM and Creative AIM, two agencies specialized in relational marketing in the U.S. and finally Sanchez & Levitan and the Dallas- and Los Angeles-based offices of Siboney USA, the leading Hispanic communications agencies in the U.S. market.

      Publicis also acquired two traditional communications agencies with the objective of bolstering the Group’s geographical coverage: Metro in Indonesia and Impetu in Uruguay.

2.5 Changes to the 2000 Scope of Consolidation

      In September 2000, Publicis made a public exchange offer for Saatchi & Saatchi. This significant transaction has been treated in accordance with the derogatory method under article 215 of rule 99-02 of the CRC, which permits Publicis to substitute the value of net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. Therefore, no goodwill resulted from this transaction and the difference resulting from the application of the derogatory method has been recorded in consolidated shareholders’ equity. This transaction resulted in an increase in capital stock and additional paid-in capital of € 1,883 million through the issuance of 43,889,149 shares. Publicis simultaneously issued 43,889,149 contingent value rights with a maturity date of March 2002.

      In addition to the acquisition of Saatchi & Saatchi, Publicis made several acquisitions during the year ended December 31, 2000.

      In the beginning of 2000, Publicis acquired 100% of Frankel and Company, an independent American agency specialized in the marketing services segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

3.     Goodwill and Intangible Assets, Net

      Analysis of the principle components of goodwill related to consolidated subsidiaries:

			North
	France	Other Europe	America	Rest of World	Total

	(In millions of euros)
Net book value 2000	31	63	670	97	861

Net book value 2001	48	109	745	91	993

Year 2002:
Existing goodwill at January 1, 2002	69	158	792	126	1,145
Bcom3	52	547	1,162	373	2,134
Other 2002 acquisitions and foreign exchange impacts	30	28	(102)	9	(35)

Total gross book value	151	733	1,852	508	3,244
Accumulated amortization	(36)	(64)	(72)	(44)	(216)

Total net value 2002	115	669	1,780	464	3,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in Goodwill and Other Intangible Assets, Gross

	Gross Book Value

	Goodwill	Client Relationships	Software and Other	Total

	(In millions of euros)
December 31, 1999	288	14	19	321

Additions	646	1	12	659
Disposals	(1)	(1)	—	(2)
Translation and other	12	(7)	7	12

December 31, 2000	945	7	38	990

Additions	168	176	9	353
Disposals	(6)	—	(2)	(8)
Translation and other	38	1	1	40

December 31, 2001	1,145	184	46	1,375

Bcom3	2,134	703	74	2,911
Other additions	85	—	4	89
Zenith acquisition price finalization	12	(20)	—	(8)
Disposals	(2)	(1)	(1)	(4)
Translation and other	(130)	(20)	(1)	(150)

December 31, 2002	3,244	847	122	4,213

Changes in Accumulated Goodwill Amortization and Other Intangible Assets

	Accumulated Amortization

	Goodwill	Client Relationships	Software and Other	Total

	(In millions of euros)
December 31, 1999	51	2	11	64

Additions	33	1	5	39
Disposals	—	—	(2)	(2)
Translation and other	—	—	6	6

December 31, 2000	84	3	20	107

Additions	63	3	5	71
Disposals	—	—	(1)	(1)
Translation and other	5	(1)	2	6

December 31, 2001	152	5	26	183

Bcom3	14	5	45	64
Other additions	70	6	6	82
Disposals	(1)	—	(2)	(3)
Translation and other	(19)	(1)	(1)	(21)

December 31, 2002	216	15	75	306

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Property and Equipment, Net

Changes in Gross Property and Equipment

	Gross Book Value

	Land and Buildings	Other	Total

	(In millions of euros)
December 31, 1999	41	267	308
Impact of the application of rule 99-02	8	—	8

December 31, 1999 adjusted	49	267	316

Impact of acquisitions	15	391	406
Additions	8	83	91
Disposals	(2)	(30)	(32)
Translation and other	4	(1)	3

December 31, 2000	74	710	784

Impact of acquisitions	—	29	29
Additions	2	97	99
Disposals	—	(73)	(73)
Translation and other	(2)	17	15

December 31, 2001	74	780	854

Impact of acquisitions	138	461	599
Additions	—	74	74
Disposals	(2)	(83)	(85)
Translation and other	(14)	(98)	(112)

December 31, 2002	196	1,134	1,330

Land and Buildings

      At December 31, 2002, the net book value of land and buildings of which Publicis holds full ownership is € 52 million.

      The Group’s principal real property asset is its corporate headquarters located at 133 avenue des Champs-Elysées in Paris. This seven-story building contains office space primarily occupied by Group companies and commercial property occupied by the Champs-Elysées Drugstore (the Drugstore) and two public cinemas. A major renovation program of the Drugstore and movie theater complex was started on December 30, 2001.

      The parent company, Publicis Groupe S.A., owns four floors of a building occupied by Métrobus at 15 rue du Dôme in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising office space that is for the most part occupied by Group companies.

      Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima, and Seoul, all in city center locations.

Other Property and Equipment

      The Group has significant information systems equipment dedicated to the creation and production of advertising, the management of media buying, and administrative functions. Publicis Technology, the Group’s

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

computer services and electronic communications subsidiary, owns significant amounts of conventional computer and information systems equipment as well as equipment for new media and technologies.

      In addition, gross property and equipment includes €71 million (€17 million net book value) of billboards and furniture and fixtures belonging to the Group’s outdoor display companies, principally Publex in the Netherlands and Métrobus, a sales unit specializing in public transportation advertising space.

Assets Under Capital Leases

      The net book value of these assets recorded in the consolidated balance sheet is € 129 million at December 31, 2002.

      The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract represents a gross value of € 123 million depreciable over 40 years, related to the use of an office building located at 35 West Wacker Drive, Chicago (United States).

Changes in Accumulated Depreciation of Property and Equipment

	Accumulated Depreciation

	Land and
	Buildings	Other	Total

	(In millions of euros)
December 31, 1999	8	177	185
Impact of the application of rule 99-02	2	—	2

December 31, 1999 adjusted	10	177	187

Impact of acquisitions	5	239	244
Additions	1	52	53
Disposals	(2)	(27)	(29)
Translation and other	1	(2)	(1)

December 31, 2000	15	439	454

Impact of acquisitions	—	20	20
Additions	2	76	78
Disposals	—	(61)	(61)
Translation and other	2	10	12

December 31, 2001	19	484	503

Impact of acquisitions	3	254	257
Additions	4	93	97
Disposals	(1)	(62)	(63)
Translation and other	(4)	(59)	(63)

December 31, 2002	21	710	731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Investments and Other Financial Assets, Net

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Investments in non-consolidated affiliates	32	37	37
Investments accounted for by the equity method	33	8	7
Advances to affiliates	31	15	19
Other financial assets, gross	52	33	32

Gross book value	148	93	95
Provisions for investments and financial assets	(17)	(18)	(6)

Net book value	131	75	89

List of Investments in Non-Consolidated Entities at December 31, 2002

	% of	Gross	Net	Market
	Ownership	Value	Value	Value

	(In millions of euros)
Interpublic Group (IPG)	1.4%	20	20	71
Other	—	12	12	—

Total		32	32

Summary data on IPG (consolidated figures):

2001

(In millions of dollars)
Revenues	6,726
Net income	(505)
Shareholders’ equity at December 31	1,979

6.	Investments Accounted for by the Equity Method

Investments accounted for by the equity method at December 31, 2002 totaled € 33 million (at December 31, 2001: € 8 million; at December 31, 2000: € 7 million).

The variation during fiscal year 2002 breaks down as follows:

(In millions of euros)
Total at January 1, 2002	8
New acquisitions(1)	24
Group share of earnings from 2002 acquisitions	3
Dividends paid in 2002	(2)

Total at December 31, 2002(1)	33

(1)	relates mainly to the equity stake in Bartle Bogle Hegarty (BBH), which amounts to € 18 million at December 31, 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Inventory and Costs Billable to Clients

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Gross book value	298	199	129
Provision for depreciation	(3)	(4)	—

Net book value	295	195	129

8.	Accounts Receivable

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Trade accounts receivable	3,716	1,874	1,793
Notes receivable	15	19	9

Gross book value	3,731	1,893	1,802
Allowance for doubtful accounts	(68)	(48)	(32)

Net book value	3,663	1,845	1,770

All accounts receivable are due within one year.

Note: For situations in which Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement impact), the related accounts receivable are recorded in “Other receivables” in the balance sheet.

9.	Other Receivables

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Taxes receivable	107	68	76
Receivables on agency transactions	79	75	88
Advances to suppliers	45	30	25
Other receivables	200	171	137
Prepaid expenses and other	95	68	69

Gross book value	526	412	395
Provision	(4)	(1)	(12)

Net book value (excluding deferred tax assets)	522	411	383
Deferred tax assets, net	429	28	16

Net book value (including deferred tax assets)	951	439	399

      Other receivables are due within one year, with the exception of deferred tax assets.

      Deferred tax assets at December 31, 2002 include € 205 million related to restructuring and vacant property provisions set aside in respect of the Bcom3 acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	OCEANE Redemption Premium

      The gross amount of the OCEANE redemption premium at December 31, 2002 is € 239 million. The redemption premium is amortized under the actuarial method over the 16-year term of the bond. At December 31, 2002, accumulated amortization of the premium stood at € 12 million.

11.	Marketable Securities

      The net book value of the portfolio of marketable securities at December 31, 2002 is € 342 million, consisting primarily of money market funds, mutual funds, certificates of deposit and bonds, with the stock market value of listed securities being very slightly higher than the historic value.

      At December 31, 2001, treasury stock was included under this caption in the amount of € 136 million. Following the change in the function of the treasury stock in 2002, treasury shares held by Publicis at December 31, 2002 has been deducted from shareholders’ equity.

12.	Shareholders’ Equity

Capital Increase

      The capital increase was recorded at fair value at the date of acquisition: € 990 million (please refer to Note 2.2).

ORANEs

      As consideration for the Bcom3 acquisition, Publicis issued 1,562,500 ORANEs with a face value of € 858 million. This issue was recognized under shareholders’ equity at fair value at the date of acquisition, i.e., € 495 million (please refer to Note 2.2).

Neutralization of Existing Treasury Stock at December 31, 2002

      Following the decision to cease reserving all treasury stock for employee stock allocation programs, treasury stock held in the portfolio at year-end has been deducted from shareholders’ equity.

      The following table shows the movements in treasury stock during 2002:

		Gross Book Value	Provision for
	Number of Shares	on Balance Sheet	Depreciation	Net Book Value

	(In millions of euros, except number of shares)
Treasury stock held at December 31, 2001	4,630,427	138	(2)	136
2002 purchases at an average price per share of € 22.14	8,225,213	182	—	182
Options exercised	(65,040)	(2)	—	(2)

Treasury stock held at December 31, 2002	12,790,600	318	(2)	316

      Following the change in the function of treasury stock, any provision recognized in respect of these shares in the income statement since this change became effective is restated on consolidation as a deduction to shareholders’ equity.

Impact of the Saatchi & Saatchi Acquisition

      This acquisition of Saatchi & Saatchi, which was completed in 2000, was treated in accordance with the derogatory method under article 215 of Rule 99-02 of the CRC which permits Publicis to substitute the value of the net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares of Saatchi & Saatchi. As a result, no goodwill on acquisition has been recognized in the balance sheet in respect of this acquisition. The total impact of this treatment represents a reduction of € 431 million in shareholders’ equity.

      Had the derogatory method not been applied, this acquisition would have led to the recognition of € 2,313 million in goodwill and a corresponding annual amortization charge (over a 40-year period) of € 58 million.

Imputation of Goodwill to Shareholders’ Equity

      Over the last 10 years, the only significant imputation of goodwill to shareholders’ equity related to the acquisition of Groupe FCA, for which goodwill of € 54 million was recognized. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods ranging from 10 to 40 years.

13.	Minority Interest

Retained Earnings

(In millions of euros)
December 31, 1999	51

Dividends paid by subsidiaries to minority interest	(14)
Consolidated net income for the period, minority interest	31
Other	9
December 31, 2000	77

Dividends paid by subsidiaries to minority interest	(25)
Consolidated net income for the period, minority interest	19
Minority interest (25%) in Zenith’s negative equity position at the date of the additional 25% purchase	(9)
Minority interest (25%) in the revaluation of Zenith assets	30
Other	(3)

December 31, 2001	89

Impact of acquisitions	19
Dividends paid by the subsidiaries to minority interest	(26)
Consolidated net income for the period, minority interest	29
Zenith acquisition price allocation adjustment	(9)
Translation adjustment and other impacts	(2)

December 31, 2002	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Provisions for Contingencies and Charges

	Pensions and
	Other Post-		Deferred			Zenith
	Employment		Tax	Client		Equity	Vacant
	Benefits	Legal	Liabilities(1)	Risks	Restructuring(2)	Method	Property(3)	Other	Total

	(In millions of euros)
December 31, 1999	26	5	—	2	3	—	6	28	70

Impact of acquisitions	8	6	—	—	12	16	75		117
Additions	5	3	—	6	—	3	2	16	35
Reversals	(4)	(1)	—	(2)	(5)	—	(9)	(20)	(41)
Translation and other	2	—	—	—	—	—	(10)	(4)	(12)

December 31, 2000	37	13	—	6	10	19	64	20	169

Impact of acquisitions	3	—	—	—	—	(19)	—	6	(10)
Additions	8	3	10	—	9	—	4	14	48
Reversals	(5)	(3)	(2)	—	(4)	—	(9)	(16)	(39)
Translation and other	12	1	6	(3)	(1)	—	—	3	18
Other*	14	—	52	—	4	—	10	—	80

December 31, 2001	69	14	66	3	18	—	69	27	266

Impact of acquisitions	174	25	211	—	262	—	250	93	1,015
Additions	32	14	8	—	5	—	(5)	20	74
Reversals	(30)	(15)	(8)	—	(16)	—	(12)	(31)	(112)
Translation and other	(11)	(3)	(30)	—	(12)	—	(18)	—	(73)

December 31, 2002	234	35	247	3	257	—	284	109	1,169

*	All provisions included in this category were established in 2000 and correspond to adjustments and revaluations made in the opening balance sheets of entities acquired in the course of the 2001 fiscal year.

(1)	Deferred tax liabilities, this account includes the tax impact of the revaluation of intangible assets when the Zenith (€ 45 million) and Bcom3 (€ 123 million) acquisitions were made, together with the OBSA fair value adjustment (€ 73 million).

(2)	Restructuring provisions represent primarily an estimation of the costs relating to the closure or restructuring of certain activities resulting from plans that were announced but not as yet executed at December 31, 2002 (principally severance pay).

(3)	Vacant property provisions consist primarily of a reserve recorded at Saatchi & Saatchi to cover future losses related principally to the lease contract for the building at 375 Hudson Street in New York (€ 43 million at December 31, 2002), together with a provision of € 242 million recorded in connection with the Bcom3 acquisition, including € 109 million related to property located in the city of New York.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Bank Borrowings and Overdrafts

		December 31,
Number of
Securities		2002	2001	2000

		(In millions of euros)
20,000	Bond exchangeable into IPG shares — 2% — January 2007	200	200	—
17,624,521	OCEANE — 2.75% — January 2018	690	—	—
—	OCEANE — January 2018 — redemption premium	239	—	—
2,812,500	OBSA — 2.75% — September 2022 — bond component(1)	449	—	—
28,125,000	OBSA — equity warrants with an exercise price of € 30.5(2)	197	—	—
	Accrued interest	13	—	—
	Other loans and short-term credit lines	303	549	630
	Bank overdrafts	490	316	266
	Obligations under capital leases	181	4	5

	Total	2,762	1,069	901

(1)	The value of the bond component of the OBSA corresponds to the present value of the former, using a discount rate of 8.5%.

(2)	The amount of € 197 million corresponds to the fair value of the warrants at the acquisition date.

      Net debt, after deducting cash and marketable securities, comes to:

	2002	2001	2000

	(In millions of euros)
Net financial debt	1,330	270	372

      Net debt is calculated after deducting the OCEANE redemption premium (asset). Moreover, treasury stock previously included under marketable securities, and thus deducted from net debt at December 31, 2001, is now deducted from shareholders’ equity.

Analysis by Date of Maturity

	December 31,

	2002	2001	2000

	(In millions of euros)
Due in less than one year	751	758	721
Due in one to five years	93	103	180
Due in more than five years	1,918	208	—

Total	2,762	1,069	901

Analysis by Currency

	December 31,

	2002	2001	2000

	(In millions of euros)
Euros	1,883	592	446
U.S. dollars	699	328	360
Other currencies	180	149	95

Total	2,762	1,069	901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Analysis by Type of Interest Rate

      Financial debt comprises fixed-rate borrowings (which account for two-thirds of total borrowings at December 31, 2002) for which the average interest rate in 2002 was 3.4% (this rate takes into account the additional interest expense arising from discounting the OBSA bond component to present value). After taking into account the variable-rate portion of the debt (one-third of total borrowings at December 31, 2002), the average interest rate borne by Publicis at December 31, 2002 is 3.3%

16.	Income Taxes

Analysis of Income Tax Expense

	December 31

	2002	2001	2000

	(In millions of euros)
Current income tax expense	(145)	(77)	(97)
Deferred income tax expense	13	(1)	1

Income tax on income of consolidated companies	(132)	(78)	(96)

Effective Tax Rate

      The effective tax rate is as follows:

	December 31,	December 31,		December 31,
	2002	2001		2000

	(In millions of euros)
Income of consolidated companies before taxes and goodwill amortization	398	304		283
French statutory tax rate	34.33%	35.33%		37.8%
Expected tax expense:	(137)	(107)		(107)
Impact of:
— income of subsidiaries taxed at different rates	(2)	(3)		5
— income taxes at reduced rates	0	1		2
— utilization of deferred tax asset on operating losses	28	37		8
— provisions on deferred tax assets(1)	(17)	(31)		—
— permanent differences	(4)	25		(4)

Tax expense recorded in the statement of income:	(132)	(78)		(96)
Effective tax rate	33%	26	%(2)	34%

(1)	The provision for deferred tax assets represents a valuation allowance established on deferred tax assets due to uncertainties surrounding their potential utilization.

(2)	Excluding the gain on the disposal of Optimedia, the effective tax rate for 2001 is 32%.

       Publicis’ subsidiaries carry a substantial amount of tax loss carry-forward, in respect of which, given the uncertainties surrounding their limited potential to be utilized and given that they are set to expire within a relatively short period, a deferred tax credit has not been recognized as an asset in the consolidated balance sheet. These tax loss carry-forward totals approximately € 500 million at December 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Taxes

      Deferred tax assets and liabilities are included in the following balance sheet line items:

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Other receivables: short-term portion	155	25	11
long-term portion	274	3	4

Total deferred tax assets	429	28	15

Accrued expenses and other liabilities: short-term portion	(14)	(1)	(1)
long-term portion	(233)	(65)	—

Total deferred tax liabilities	(247)	(66)	(1)

Deferred tax assets (liabilities), net	182	(38)	14

Sources of Deferred Taxes

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Provisions for contingencies & charges and accrued expenses	425	25	12
Operating loss carry-forwards	4	3	3

Total deferred tax assets	429	28	15

Long-lived assets	(5)	(14)	(1)
Bcom3 and Zenith asset revaluation	(242)	(52)	—

Total deferred tax liabilities	(247)	(66)	(1)

Deferred tax assets (liabilities), net	182	(38)	14

17.	Accounts Payable

      The line “Accounts payable” includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under the Sapin Law (Loi Sapin), which are included in “Accrued expenses and other liabilities”. These liabilities are payable within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Accrued Expenses and Other Liabilities

	December 31,	December 31,	December 31,
	2002	2001	2000

	(In millions of euros)
Corporation taxes payable	139	62	44
Payables related to agency transactions	117	119	119
Other liabilities	101	35	79
Advances received	202	208	156
Other payables	915	633	646
Deferred revenues and other liabilities	140	62	50
Contingent Value Rights payable by Publicis	—	195	—

Total	1,614	1,314	1,094

      The majority of liabilities at December 31, 2002 are payable within one year.

19.	Off-balance Sheet Commitments

		Falling Due

		Within One	One to Five	More Than
Contractual Commitments	Total	Year	Years	Five Years

	(In millions of euros)
Commitments given:
Rental contracts	1,749	233	771	745
Commitments and options to repurchase minority interest(1)	232	174	52	6
Commitments to divest equity investments	8	8	—	—
Other long term commitments	12	12	—	—

Total	2,001	427	823	751

(1)	According to the terms of the agreement signed with Cordiant in September 2001, Publicis holds a put option over Cordiant’s 25% stake in Zenith Optimedia Group, as well as a call option. The exercise price will be determined by applying to the results of Zenith Optimedia Group a multiple calculated on the basis of the average price earnings ratio of Publicis and Cordiant.

      The floor price of the 25% stake held by Cordiant has been fixed at £75 million (€ 115 million on the basis of the share price at December 31, 2002) payable in cash.

      With the exception of the reciprocal commitment related to Zenith Optimedia, most commitments relate to standard call options, the value of which has been estimated on the basis of contractual clauses and the latest available data.

      Financial debt and finance lease contracts are analyzed by due date in Note 15 above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Amounts by Due Date

		Within	One to Five	More Than
Other Commercial Commitments	Total	One Year	Years	Five Years

	(In millions of euros)
Commitments received
Unused credit lines	815	815	—	—
Commitments given
Other commercial commitments	25	25	—	—

Total	840	840

Commitments Related to Borrowings

•	Bonds exchangeable into IPG shares — 2% January 2007

These debentures issued provides for the possibility for bondholders to request that their bonds be exchanged for a number of Interpublic Group securities representing a 30%-premium with respect to the reference price (i.e., an exchange price of USD $36.74), with each bond granting the right to 244.3 IPG shares.

Thus, in the event of an exchange request from June 30, 2003 forward, Publicis may be called upon to deliver a maximum of 4,885,950 Interpublic Group shares in order to repay the loan.

However, the company reserves the right to make payments in cash rather than in shares.

•	OCEANEs — 2.75% actuarial — January 2018

Under the terms of the OCEANE, bondholders may request that bonds be converted, at the rate of one share for each bond, at any time from January 18, 2002 until the seventh business day before the maturity date (January 2018). The company therefore has a commitment to deliver 17,624,521 shares which may, at Publicis’ discretion, either be new shares to be issued or existing shares held in its portfolio.

      At December 31, 2002, there are no significant pledges or guarantees, nor any other significant off-balance sheet commitments, as defined by applicable accounting standards.

20.	Employee Compensation and Headcount

      Employee compensation includes salaries, benefits, commissions, bonuses, profit sharing and paid vacation. Payroll taxes on salaries are included in general and administrative expenses.

Compensation of Directors and Officers

      Compensation paid to members of the Supervisory Board and the Management Board in 2002 totaled € 1.1 million and € 5.4 million, respectively. The corresponding figures for 2001 were € 1.5 million and € 4 million, respectively. The figures are not directly comparable for fiscal year 2000, since the members’ list has changed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Headcount: Evolution and Breakdown

	December 31,	December 31,	December 31,
	2002	2001	2000

By geographic region:
France	3,810	3,521	3,411
Other Europe	10,417	6,183	5,493
North America	11,409	6,372	6,954
Rest of world	10,045	4,516	4,482

Total	35,681	20,592	20,340

By area:
Communication	33,856	19,373	19,133
Media	897	823	828
Other activities	928	396	379

Total	35,681	20,592	20,340

Breakdown by Function (%)
Sales	22%
Creative development	17%
Production and specialized staff	15%
Media and research	21%
Administration/ Management	17%
Other	8%

Total	100%

21.	Other Operating Expenses

      Other operating expenses represent all of the external charges other than purchases of production and media. They principally include taxes (other than income taxes) and additions to and reversals of provisions.

22.	Depreciation and Amortization Expense

	2002	2001	2000

	(In millions of euros)
Amortization expense on other intangible assets (excluding goodwill)	7	6	6
Depreciation expense on property and equipment	97	78	53

Depreciation and amortization of other intangible assets and property and equipment	104	84	59
Goodwill amortization	93	65	33

Total depreciation and amortization expense	197	149	92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Net Financial Costs

	2002	2001	2000

	(In millions of euros)
Interest and other financial costs, net	(26)	(27)	(13)
Foreign currency losses, net	(5)	(4)	(2)
Dividends received from non-consolidated affiliates	4	3	4
Accrued losses on treasury stock	(1)	(2)	—

Total	(28)	(30)	(11)

24.	Exceptional Items

      Exceptional items for 2002 can be broken down as follows:

2002

(In millions of euros)
Cessation of activity and other exceptional losses	(7)
Capital gains on disposal	4

Total exceptional expenses	(3)

      In 2001, exceptional items comprised the capital gain on disposal of 25% in Optimedia made under the terms of the agreements signed in September 2001 with Cordiant Communications Group. This capital gain was offset by exceptional expenses.

      In 2000, exceptional items consist of the gain on sale (net of tax) of a non-consolidated investment.

25.	Basic and Diluted Earnings Per Share

      Basic earnings per share amounted to € 0.99 in 2002, versus € 1.09 per share in 2001 and € 1.18 per share in 2000.

      The weighted average number of shares outstanding for the calculation of diluted earnings per share amounted to 171,025,567 shares for 2002. The corresponding diluted earnings per share were € 0.97 per share in 2002, versus € 1.08 per share in 2001 and € 1.15 per share in 2000.

26.	Segment Information

      The Company operates in one industry segment, advertising and communications. Revenues and operating results are derived from advertising and communications services provided to clients. These services include related entities such as agency services for media advertising, including press, radio, billboards and film.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information by Geographic Region

	France	Other Europe	North America	Rest of World	Total

	(In millions of euros)
2002
Revenues	381	862	1,295	388	2,926
Operating income	63	120	213	33	429
Operating income before depreciation and amortization	77	148	261	47	533
Net income after tax, Group interest*	14	63	150	10	237
Goodwill, property and equipment and intangible assets, net	191	882	2,904	528	4,505
2001
Revenues	383	714	1,035	302	2,434
Operating income	66	110	137	29	342
Net income after tax, Group interest*	22	65	101	12	200
Goodwill, property and equipment and intangible assets, net	114	297	1,001	131	1,543
2000
Revenues	342	536	688	204	1,770
Operating income	72	97	83	23	275
Net income after tax, Group interest*	38	58	46	9	151
Goodwill, property and equipment and intangible assets, net	85	172	818	139	1,214

*	before goodwill amortization and exceptional items

27.	Publicis Groupe S.A. Stock Option Plans

1 — Publicis Options

      At December 31, 2002, the status of outstanding options, both subscription options and options to purchase existing shares, was as follows:

			Number of
			Options
			Remaining
			to be				Outstanding
			Exercised at	Options	Options	Options	Options at	Exercise
€ 0.40 Par Value			December 31,	Granted	Exercised	Lapsed	December 31,	Price	Expiry
Shares	Option Type	Grant Date	2001	in 2002	in 2002	in 2002	2002	(euros)	Date

Second tranche	Subscription	Feb. 20, 1992	17,700		(3,320)	(14,380)	0	7.17	2002
Third tranche	Subscription	Dec. 15, 1992	25,450		(3,320)	(22,130)	0	6.88	2002
Fourth tranche	Subscription	Mar. 22, 1994	28,760				28,760	6.37	2004
Fifth tranche	Subscription	Mar. 30, 1995	79,120		(20,540)		58,580	6.63	2005
Sixth tranche	Subscription	Apr. 26, 1996	67,850		(8,090)		59,760	4.91	2006
Seventh tranche	Subscription	Mar. 20, 1997	55,770		(7,320)		48,450	5.63	2007
Eighth tranche	Subscription	Mar. 11, 1998	66,000				66,000	8.66	2008
Ninth tranche	Subscription	Nov. 4, 1998	311,500		(3,000)		308,500	10.24	2008
Tenth tranche	Purchase	Sep. 7, 2000	100,000				100,000	43.55	2010
Eleventh tranche	Purchase	Apr. 23, 2001	380,000				380,000	33.18	2011
Twelfth tranche	Purchase	Nov. 26, 2001	2,943,135				2,943,135	29.79	(1)
Thirteenth tranche	Purchase	Jan. 1, 2002		104,600			104,600	29.79	2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Number of
			Options
			Remaining
			to be				Outstanding
			Exercised at	Options	Options	Options	Options at	Exercise
€ 0.40 Par Value			December 31,	Granted	Exercised	Lapsed	December 31,	Price	Expiry
Shares	Option Type	Grant Date	2001	in 2002	in 2002	in 2002	2002	(euros)	Date

Fourteenth tranche	Purchase	Jun. 10, 2002		5,000			5,000	32.43	2012
Fifteenth tranche	Purchase	Jul. 8,2002		220,000			220,000	29.79	2012

Total tranches			4,075,285	329,600	(45,590)	(36,510)	4,322,785

(1)	Allotment of options is subject to satisfying certain conditions. The options may be exercised within 10 years only after confirmation of the allotment.

2 — Saatchi & Saatchi Options

      The existing Saatchi & Saatchi option plans confer a right when exercised to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18.252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares).

      The number of shares remaining to be exercised is broken down as follows:

	Exercised
Outstanding	During Fiscal		Outstanding at
at December 31, 2001	Year 2002	Lapsed in 2002	December 31, 2002

266,046	(185,543)	0	80,503 (1)

(1)	The latest exercise date for these options ranges between 2003 and 2006.

3 — Nelson Options

      On the acquisition of Nelson, these plans were transformed into Publicis share purchase plans.

      The number of outstanding options at year-end can be broken down as follows:

	Exercised
Outstanding	During Fiscal		Outstanding at
at December 31, 2001	Year 2002	Lapsed in 2002	December 31, 2002

518,730	(65,040)	(171,536)	282,154 (1)

(1)	The latest exercise date for these options ranges between 2003 and 2009.

28.	Subsequent Events

•	Under the terms of their agreements dated April 9, 1998, the merger of Publicis and Somarel is due to occur no later than June 30, 2003. As a result of this merger, Somarel shareholders, who at December 31, 2002 owned 15.8% of the share capital and held 27.5% of the voting rights in Publicis Groupe S.A., will become direct Publicis shareholders.

•	Callable Asset Swap: Under the terms of a structured transaction set up in January 2003, Publicis is committed to repurchase its bonds exchangeable into IPG shares for a nominal amount of € 100 million. The principal repurchase parameters are in line with those of the clause allowing the early redemption of the exchangeable bonds at the request of the bondholders. The effective realization of Publicis’ bond repurchase is at the option of the transaction counterparty. In respect of this transaction, Publicis expects to receive remuneration indexed to the Euribor interest rate.

This transaction involves a potential future repurchase of bonds exchangeable into IPG shares. The capital gain generated by the price of the bond being below par at the time of the operation is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incorporated into the remuneration rate in the form of a margin enhancement over the Euribor interest rate. The characteristics of the Asset Swap are consistent with those of the exchangeable bonds: the maturity date of the Asset Swap is the same as the put date for bondholders: March 1, 2004. The definitive amount of the asset swap will be less than or equal to € 100 million.

29.	List of Consolidated Entities at December 31, 2002

a) Fully-consolidated Companies

Company	% Control	Business	Country	City (or State)

Publicis	100.00	Advertising	United States	San Francisco, Seattle, Salt Lake City, Boise, Dallas, Indianapolis, Los Angeles, Chicago, New York
Publicis & Hal Riney	100.00	Advertising	United States	San Francisco, Atlanta, New York
Burrell Communications		Advertising	United States	Chicago
Publicis Dialog	100.00	Advertising	United States	San Francisco, Seattle, Salt Lake City, Dallas, Indianapolis, Chicago, New York
Nelson Communications	100.00	Advertising	United States	New York
Frankel	100.00	Advertising	United States	Chicago
Fallon	100.00	Advertising	United States	Minneapolis
Winner & Associates	60.00	Advertising	United States	Los Angeles
Publicis Canada	70.00	Advertising	Canada	Montreal, Toronto
Publicis Norton	60.00	Advertising	Brazil	Sao Paulo, Brasilia, Porto Alegre, Rio de Janeiro
Publicis Conseil	99.61	Advertising	France	Paris
Mundocom	99.93	Advertising	France	Paris
Publicis Dialog	100.00	Advertising	France	Paris
Média System	94.96	Advertising	France	Paris
Publicis Consultants	100.00	Advertising	France	Paris
Carré Noir	97.75	Advertising	France	Paris
Publicis Consultants Ecocom	100.00	Advertising	France	Paris
Publicis Deutschland	100.00	Advertising	Germany	Frankfurt, Berlin
Publicis Dialog	90.05	Advertising	Germany	Frankfurt, Hamburg
BMZ	100.00	Advertising	Germany	Düsseldorf
Publicis Komunikation Agentur	100.00	Advertising	Germany	Erlangen, Munich
Publicis Wien	100.00	Advertising	Austria	Vienna
Publicis Belgium	100.00	Advertising	Belgium	Brussels
Publicis Denmark	80.00	Advertising	Denmark	Copenhagen
Publicis España	100.00	Advertising	Spain	Madrid, Barcelona, Seville, Valencia, Alicante

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company	% Control	Business	Country	City (or State)

Publicis Casadevall y Pedreño	85.00	Advertising	Spain	Barcelona, Madrid
Publicis International Oy	64.72	Advertising	Finland	Helsinki
Publicis Hellas	100.00	Advertising	Greece	Athens
Publicis Hungary	100.00	Advertising	Hungary	Budapest
Publicis Italia	100.00	Advertising	Italy	Milan, Rome
Publicis Amsterdam	100.00	Advertising	Netherlands	Amsterdam
Publicis Poland	85.00	Advertising	Poland	Warsaw
Publicis Portugal	90.00	Advertising	Portugal	Lisbon
BMZ/ Park	72.09	Advertising	Portugal	Lisbon
Publicis UK	100.00	Advertising	United Kingdom	London
The Triangle Group	100.00	Advertising	United Kingdom	London
Publicis Zürich	90.00	Advertising	Switzerland	Zürich
Publicis Communication	100.00	Advertising	Australia	Brisbane, Melbourne, Sydney
Publicis Mojo	100.00	Advertising	New Zealand	Auckland
Publicis Ad Link	60.00	Advertising	China, Hong Kong	Beijing, Hong Kong, Shanghai, Canton, Chengdu
Publicis Welcomm	60.00	Advertising	Korea	Seoul
Publicis Japan	100.00	Advertising	Japan	Tokyo
Publicis Wet Desert	70.00	Advertising	Malaysia	Kuala Lumpur
Publicis Philippines	65.63	Advertising	Philippines	Manila
Publicis Eureka	60.00	Advertising	Singapore	Singapore
Publicis Taiwan	100.00	Advertising	Taiwan	Taipei
Publicis Thailand	50.00	Advertising	Thailand	Bangkok
Publicis Cape Town	84.30	Advertising	South Africa	Cape Town
Publicis Johannesburg	100.00	Advertising	South Africa	Johannesburg
Publicis Ariely	75.00	Advertising	Israel	Tel Aviv
Publicis Graphics	60.00	Advertising	Lebanon, Jordan Bahrain, Egypt, United Arab Emirates, Saudi Arabia, Kuwait, Turkey	Beirut, Amman, Bahrain, Cairo, Dubai, Jeddah, Riyadh, Kuwait, Istanbul
Saatchi & Saatchi North America	100.00	Advertising	United States	New York
Klemtner Advertising	100.00	Advertising	United States	New York
Rowland-Rochester (SSBC)	100.00	Advertising	United States	New York
Saatchi & Saatchi Canada	100.00	Advertising	Canada	Toronto
Finance Nazca Publicidade Brazil	51.00	Advertising	Brazil	Sao Paulo
Saatchi & Saatchi Advertising Pty	100.00	Advertising	Australia	Sydney

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company	% Control	Business	Country	City (or State)

Saatchi & Saatchi New Zealand	100.00	Advertising	New Zealand	Wellington
Saatchi & Saatchi Great Wall Advertising Co.	51.00	Advertising	China	Beijing
Saatchi & Saatchi Japan	66.67	Advertising	Japan	Tokyo
Saatchi & Saatchi Malaysia	80.00	Advertising	Malaysia	Petaling Jaya
Saatchi & Saatchi Singapore	100.00	Advertising	Singapore	Singapore
Saatchi & Saatchi Taiwan	100.00	Advertising	Taiwan	Taipei
Saatchi & Saatchi Thailand	100.00	Advertising	Thailand	Bangkok
Saatchi & Saatchi Vietnam	100.00	Advertising	Vietnam	Ho Chi Minh City
Saatchi & Saatchi Germany	100.00	Advertising	Germany	Frankfurt
Saatchi & Saatchi Austria	100.00	Advertising	Austria	Vienna
Saatchi & Saatchi Belgium	100.00	Advertising	Belgium	Brussels
Saatchi & Saatchi Denmark	100.00	Advertising	Denmark	Copenhagen
Saatchi & Saatchi Spain	100.00	Advertising	Spain	Madrid
Saatchi & Saatchi France	100.00	Advertising	France	Paris
Saatchi & Saatchi Hungary	100.00	Advertising	Hungary	Budapest
Saatchi & Saatchi Italy	100.00	Advertising	Italy	Rome, Milan
Saatchi & Saatchi Holland	100.00	Advertising	Netherlands	Amstelveen
Saatchi & Saatchi Portugal	100.00	Advertising	Portugal	Lisbon
The Facilities Group	70.00	Advertising	United Kingdom	London
Saatchi & Saatchi UK	100.00	Advertising	United Kingdom	London
Leo Burnett USA, Inc.	100.00	Advertising	United States	Illinois
Capps Digital LLC	100.00	Advertising	United States	Illinois
Ileo Inc	100.00	Advertising	United States	Illinois
Leo Burnett Company Ltd.	100.00	Advertising	Canada	Toronto
Leo Burnett Pty Ltd	100.00	Advertising	Australia	Sydney
Leo Burnett S.A. de C.V.	100.00	Advertising	Mexico	Mexico
Leo Burnett Venezuela C.A.	100.00	Advertising	Venezuela	Caracas

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company	% Control	Business	Country	City (or State)

Leo Burnett Shanghai Advertising Co.	70.00	Advertising	China	Shanghai
Leo Burnett Ltd.	100.00	Advertising	Hong Kong	Hong Kong
Leo Burnett Advertising Sdn Bhd	100.00	Advertising	Malaysia	Kuala Lumpur
Radius Leo Burnett Advertising	100.00	Advertising	United Arab Emirates	Dubai
Michael Conrad & Leo Burnett GmbH	100.00	Advertising	Germany	Frankfurt
Vitruvio-Leo Burnett S.A.	100.00	Advertising	Spain	Madrid
Leo Burnett S.A.	100.00	Advertising	France	Paris
Leo Burnett	100.00	Advertising	Greece	Athens
Leo Burnett Italia S.r.l.	100.00	Advertising	Italy	Milan
Leo Burnett Limited	100.00	Advertising	United Kingdom	London
D’Arcy Masius Benton & Bowles USA Inc.	100.00	Advertising	United States	New York, Michigan, California, Illinois, Missouri
Arc Integrated Marketing, Inc.	100.00	Advertising	United States	Connecticut
D’Arcy Martin Group LLC	70.00	Advertising	United States	Michigan
Lionel Sosa Inc.	100.00	Advertising	United States	Texas
TMG MacManus Canada, Inc.	100.00	Advertising	Canada	Toronto
Salles/ D’Arcy MB&B Publicidade Ltda.	100.00	Advertising	Brazil	Sao Paulo
D’Arcy MB&B (Hong Kong) Ltd.	100.00	Advertising	Hong Kong	Hong Kong
Grupo K/ Arc, SA	100.00	Advertising	Spain	Madrid
D’Arcy MB&B SA	100.00	Advertising	France	Paris
BGS D’Arcy SRL	100.00	Advertising	Italy	Milan
D’Arcy MB&B Limited	100.00	Advertising	United Kingdom	London
IMP Marketing Ltd.	100.00	Advertising	United Kingdom	London
Kaplan Thaler Group Ltd.	100.00	Advertising	United States	New York
Manning Selvage & Lee, Inc.	100.00	Advertising	United States	New York, California, Michigan,
Semaphore Partners, Inc.	100.00	Advertising	United States	California, Illinois
Williams Labadie	100.00	Advertising	United States	Illinois
Beacon Communications K.K.	66.00	Advertising	Japan	Tokyo

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company	% Control	Business	Country	City (or State)

Medicus Group International Inc.	100.00	Advertising	United States	New York, Massachusetts, Illinois, Missouri, Connecticut
The Medicus Group Ltd.	100.00	Advertising	United Kingdom	London
Starlink Services Inc.	100.00	Space purchases	United States	Illinois
MediaVest Worldwide Inc.	100.00	Space purchases	United States	New York, California, Illinois
Starcom Worldwide SA de CV	100.00	Space purchases	Mexico	Mexico
Starcom Worldwide (Australia) Pty Ltd.	100.00	Space purchases	Australia	Sydney
Starcom Worldwide Media Estrategia	51.00	Space purchases	Spain	Madrid
Starcom MediaVest Group Italia S.r.l.	100.00	Space purchases	Italy	Bologna
Starcom Motive Limited	67.00	Space purchases	United Kingdom	London
Optimedia USA	100.00	Space purchases	United States	New York
Zenith Media USA	100.00	Space purchases	United States	New York
More Media	90.00	Space purchases	Germany	Düsseldorf, Munich
Optimedia Germany	100.00	Space purchases	Germany	Düsseldorf
Zenith Media Germany	100.00	Space purchases	Germany	Düsseldorf
Optimedia Spain	100.00	Space purchases	Spain	Madrid
Zenith Media Spain	97.50	Space purchases	Spain	Madrid
Publicis Centre Media	100.00	Space purchases	France	Paris
Zenith Media France	100.00	Space purchases	France	Paris
Optimedia Italy	100.00	Space purchases	Italy	Milan
Zenith Media Italy	100.00	Space purchases	Italy	Milan
ZenithOptimedia Netherlands	100.00	Space purchases	Netherlands	Amsterdam
ZenithOptimedia UK	100.00	Space purchases	United Kingdom	London
Médias & Régies Europe	100.00	Press Media Sales	France	Paris
Le Monde Advertising	49.00	Press Media Sales	France	Paris
Espaces Libération	49.00	Press Media Sales	France	Paris
Métrobus	100.00	Outdoor Media Sales	France	Paris
Mediavision	66.63	Cinema Sales	France	Paris
Publex	50.00	Outdoor Media Sales	Netherlands	Amsterdam
Régie I	50.00	Radio Media Sales	France	Paris
Drugstore Champs Elysées	100.00	Retail	France	Paris

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b) Equity-accounted Affiliates

Company	% Control	Business	Country	City

Bartle Bogle Hegarty (BBH)	49.00	Advertising	United Kingdom	London

30.	Summary of Differences Between Generally Accepted Accounting Principles in France and the United States

      The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ from generally accepted accounting principles in the United States (“U.S. GAAP”). The significant differences applicable to the Group are summarized below:

Restructuring Costs (A)

      The Group is implementing restructuring plans related to its acquisitions made in 2002. In accordance with French GAAP, the restructuring costs of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed. As such, under French GAAP in 2002, approximately 10 million euros was capitalized as part of the purchase price that is disallowed under U.S. GAAP.

      In 2001, the Group implemented restructuring plans related to its acquisitions made in 2000. In accordance with U.S. GAAP, these plans, and related accruals, must be finalized and quantified within one year of acquisition, and under French GAAP, the plans must be finalized within the fiscal year end following an acquisition. As such, under French GAAP in 2001, approximately 31 million euros was capitalized as part of the purchase price that was disallowed under U.S. GAAP.

Accounting for Convertible Debt (B)

      The Group issued a debenture loan in December 2001 with a face value of € 200 million payable at par in January 2007 and paying a fixed annual yield of 2%. The bondholder may exchange the bonds as of June 30, 2003 into Interpublic Group shares representing a premium of 29% in relation to the reference price of U.S.$28.26 (which represents an exchange price of U.S.$36.74) (“Exchange Option”) or repaid in cash at the choice of Publicis (“Cash Settlement Right”). The bonds may be redeemed at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of U.S.$36.74 by 30% during a period of 20 trading days (“Call Option”). Bondholders may request from Publicis the redemption of their bonds at par on March 1, 2004. In accordance with U.S. GAAP, the Call Option, Exchange Option, and Cash Settlement Right are considered to be embedded derivative instruments and are required to be separately accounted for under SFAS 133 at fair value with changes in fair value reflected through the income statement. The change in the fair value of the Call Option, Cash Settlement Right and Exchange Option for the 2002 fiscal year resulted in an income of € 11 million (and an expense of € 5 million in 2001). Under French GAAP, these instruments are considered to be an off balance sheet commitment and are not recorded.

Accounting for OCEANES (C)

      In January 2002, the Group issued OCEANES (bonds that may be converted into or exchanged for new or existing shares), with a face value of € 690 million and a maturity period of 16 years. Unless previously redeemed, these bonds will be fully redeemed on maturity, i.e. January 18, 2018, for an amount equivalent to 134.59% of par, plus accrued and unpaid interest, if any (redemption premium). Under French GAAP, the redemption premium asset is recognized at issuance and amortized under the actuarial method over the 16-year term of the bond.

      Under U.S. GAAP, in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (APB 14), the hybrid instrument must be reflected on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

balance sheet at fair value. The amount received from the investors of € 690 million represents the fair value of the instrument at issuance; the redemption premium is recorded over time using the effective interest method. This resulted in a balance sheet reclassification of € 227 million to conform to U.S. GAAP.

Treasury Shares (D)

      Under French GAAP, treasury stock held in the Group’s portfolio at year-end is either deducted from shareholders’ equity (as in the case of the multi-objective treasury stock purchase program), or recognized as an asset under marketable securities (if allocated exclusively to stock purchase option plans granted to employees), depending on its function, with any decrease in the value of the shares held in treasury recorded through the income statement. Under U.S. GAAP, treasury shares are deducted from shareholders’ equity at the amount they were repurchased. Subsequent fluctuations in the market price of treasury shares are not recorded under U.S. GAAP.

      In accordance with French GAAP, in 2001, treasury shares reserved for issuance upon exercise of stock options were shown as an investment, and the decrease in the value of the shares of approximately 2 million euros was recorded as depreciation expense in 2001. In the second half of 2002, management decided to cease exclusive allocation of treasury shares to stock option plans. As such, under French GAAP, treasury stock is deducted from consolidated shareholders’ equity at December 31, 2002.

Accounting for the Business Combination with Bcom3 (E)

      Under French GAAP, in accordance with the article 210 of rule 99-02 of the CRC (Comité de Réglementation Comptable), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the combination as of the date of consummation of the acquisition, or September 24, 2002. This resulted in the new Publicis shares and the ORANEs being valued at the prevailing market price at the date of acquisition (€ 17.6 per share). Under French GAAP, based on the results of a detailed assessment of this financial instrument, the ORANEs were classified as shareholders’ equity with the related interest classified accordingly. The OBSAs were valued at an amount consisting of the present value of the debt component and the fair value of the equity warrants at the acquisition date. These values were calculated by applying a 8.5% discount rate for the debt component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%). Both the notes and the detachable warrants are classified as long-term debt in accordance with French GAAP.

      Under U.S. GAAP, the value of the ordinary shares exchanged for Bcom3 stock and ORANEs issued is based on the five-day average of Publicis’ share price of € 36.41 per share (two days before the public announcement of the acquisition on March 7, 2002, the day of announcement, and two days after). Under U.S. GAAP, the ORANEs are classified as long-term debt in accordance with APB 14, with the related interest classified accordingly. Additionally, the notes and detachable warrants comprising the OBSAs are recorded on a pro rata basis based on their relative fair values at the date of announcement. Detachable warrants are required to be separately accounted for as paid-in capital under APB 14, and the notes portion is classified as long-term debt. The U.S. GAAP values were calculated by applying a 7% discount rate for the bond component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the announcement date (with volatility assumption of 30% at that date).

Sale-leaseback transaction (F)

      Under French GAAP, Bcom3’s 1997 sale-leaseback transaction related to the Leo Burnett office building in Chicago is treated as a capital lease. The related assets are capitalized at their fair value at the acquisition date for the portion of the building leased-back by the Group and the related debt consists of the present value of the minimum lease payments over the lease term discounted at the internal borrowing rate of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under U.S. GAAP, this transaction is accounted for as a financing lease, with the building and the related financing obligation continuing to be reflected in the Group’s financial statements at their fair value at the acquisition date.

Accounting for the Business Combination with Saatchi & Saatchi (G)

      Under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the derogatory method under article 215 of rule 99-02 of the CRC as follows:

•	Assets and liabilities are recorded at historical cost less accumulated depreciation at the combination date;

•	The results and cash flows are combined from the acquisition date to year-end;

The derogatory method is similar to the pooling of interests method under U.S. GAAP, except that the results and cash flows are combined only from the acquisition date to the end of the period.

      Under U.S. GAAP, this acquisition did not qualify to be accounted for as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Publicis Groupe, S.A. being the acquiror on September 8, 2000. This gives rise to a number of differences as follows:

Goodwill and Intangible Assets (H)

      Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired with the fair value of the consideration, including associated transaction costs. Such goodwill was amortized over 40 years until January 1, 2002. In 2002, no goodwill is amortized due to the Group’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill is no longer amortized, but reviewed annually for impairment. Other intangible assets include principally trademarks with indefinite useful lives and major client relationships amortized over 7 to 40 years.

Impairment of Goodwill (I)

      Goodwill in the amount of approximately €584 million was written off through a charge to operations in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company’s best estimate, as of December 31, 2001, based on the Company’s accounting policy described in note 1.2. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

Contingent Value Rights (J)

      In connection with the acquisition of Saatchi & Saatchi, the Company issued contingent value rights (CVRs) to the former shareholders of Saatchi & Saatchi. Each CVR represented a right to receive a cash payment if the market price of Publicis shares 18 months after the acquisition date was below its level at the acquisition date, limited to a maximum payment per CVR of 10% of the market price at the acquisition date. The CVRs were actively traded on the Euronext Paris until their maturity.

      Under French GAAP, the CVRs were originally considered to be an off-balance sheet commitment, and were not recorded until payment was considered to be highly probable. Additionally, fluctuations in the amount to be paid were recorded against equity. The CVRs were not recorded under French GAAP until December 31, 2001.

      Under U.S. GAAP, the fair value of the CVRs at the acquisition date is included in the cost of acquisition and reflected as a liability in purchase accounting. Subsequent changes in the fair value of the CVRs are adjusted through earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In March 2002, all outstanding CVRs matured at an amount of approximately € 196 million. In accordance with U.S. GAAP, the difference between the fair value of the CVRs at December 31, 2001, € 165 million, and the amount paid out of € 196 million, or € 31 million, is recognized as an expense in 2002. Under French GAAP, as of December 31, 2001 an amount of € 195 million was recognized as a liability and an additional € 1 million was recognized in 2002.

Stock Options (K)

      In connection with the acquisition of Saatchi & Saatchi, the Group agreed to exchange options to purchase Publicis shares for Saatchi & Saatchi shares obtained through the exercise of outstanding stock options of Saatchi & Saatchi at the acquisition date.

      Under French GAAP, stock options are not recorded in shareholders’ equity until they are exercised.

      Under U.S. GAAP, to the extent options are granted by the acquiring company for outstanding vested options or options that vest upon change in control of the target company, the fair value of the new options is included as part of the purchase price and allocated to the assets acquired. The fair value of options exchanged for outstanding unvested options is also included as part of the purchase price and a portion of the unvested intrinsic value is allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of unearned compensation cost is deducted from the fair value of the options in determining the purchase price.

Purchase Price Adjustments (L)

      Under French GAAP, in 2001, approximately € 37 million had been recorded related to finalizing the purchase price allocation of Saatchi & Saatchi, which is recorded directly to equity. Under U.S. GAAP, these adjustments are recorded as goodwill.

Net Operating Losses Carryforwards (M)

      In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately €503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. For all net operating loss carryforwards, in the French financial statements, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard. In 2002, under French GAAP, Publicis realized tax benefits by using Saatchi & Saatchi loss carryforwards to offset taxable income and recorded a tax credit in the income statement. Under U.S. GAAP, any tax benefit realized by using these loss carryforwards should reduce the recorded goodwill with no effect on income tax expense in the income statement.

Accounting for Zenith Optimedia Group (N)

      Under French GAAP, the formation of the Zenith Optimedia Group in 2001 resulted in the revaluation of the Zenithmedia net assets acquired in conjunction with the acquisition of Saatchi & Saatchi. Under French GAAP, the acquisition of Saatchi & Saatchi was treated similar to a pooling of interests under U.S. GAAP. Under U.S. GAAP, this acquisition was treated as a purchase. As such, under U.S. GAAP, the net assets acquired were written up to their fair value in 2000. Because under French GAAP, the Zenithmedia assets are written up to their fair value in 2001 with final allocation of purchase price in 2002, these entries are reversed for U.S. GAAP purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business Combinations

Accounting for Goodwill (O)

      Under French GAAP, goodwill is generally capitalized and amortized over its estimated useful life. However, goodwill arising from an acquisition completed in 1993 paid for by issuing new shares was written off through shareholders’ equity under previous French accounting guidance.

      Under U.S. GAAP, beginning January 1, 2002, goodwill is no longer amortized, in accordance with SFAS 142. Rather, goodwill is reviewed annually for impairment. Prior to 2002, goodwill was capitalized and amortized over its estimated useful life, not exceeding 40 years.

Accounting for Compensation Arrangements (P)

      In the French financial statements, certain compensation arrangements with employees of acquired companies have been recorded as additional purchase price in purchase accounting.

      Under U.S. GAAP, to the extent that the compensation is related to continuing employment with the group, it is recorded as compensation expense in the periods in which it is earned.

Contingent Consideration (Q)

      Under French GAAP, contingent consideration is recorded as additional purchase price in purchase accounting when it is probable and can be estimated within the fiscal year-end following an acquisition. Under U.S. GAAP, contingent consideration is recorded as additional purchase price if it is determinable at the date of acquisition. A contingency based on earnings results in an additional element of purchase price when the contingency is resolved and additional consideration is distributable.

Stock Compensation (R)

      Under French GAAP, stock options are recorded in common stock and additional paid-in capital when the options are exercised.

      Under U.S. GAAP, the Company accounts for stock options using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and has adopted the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123). When stock options are granted to employees or directors, with an exercise price inferior to the fair value of the underlying shares at the date of grant, the resulting premium is immediately reflected in shareholders’ equity. This premium is offset in shareholders’ equity by an equivalent deferred compensation amount. Therefore, there is no impact on total shareholders’ equity. The deferred compensation amount is amortized as compensation expense in the income statement over the vesting period of the options.

Valuation of Marketable Securities and Investments in Non-Consolidated Entities (S)

      In accordance with French regulations, the Group’s policy is to value marketable securities, on a portfolio basis, at the lower of aggregate cost and market value. Investments in non-consolidated entities in which Publicis owns less than 20% are stated at cost and an allowance is recorded when a recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the estimated recoverable value of the investments increases. Unrealized gains on marketable securities and investments are not recognized.

      Under U.S. GAAP (SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), marketable securities and investments in non-consolidated affiliates with readily determinable fair values, other than investments accounted for under the equity method, are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (a company has the positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). All of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Publicis’ marketable securities and investments with readily determinable fair values are considered to be available-for-sale and are reflected at market value on the closing date on the face of the balance sheet. All unrealized gains and unrealized losses that are temporary are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent.

Accounting for Provisions (T)

      Under U.S. GAAP, provisions for loss contingencies are recorded if available information indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

      As of December 31, 2000, certain provisions recorded in the French financial statements do not qualify as provisions for loss contingencies under U.S. GAAP.

Exceptional Items (U)

      Amounts presented as “Exceptional Items” in the French financial statements do not meet the definition of extraordinary items under U.S. GAAP, as these items are not both unusual and infrequent.

Derivatives and Hedging (V)

      Effective January 1, 2001, the Group adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133, as amended by SFAS Nos. 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet. SFAS 133 also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income, depending on their intended use. The adoption of SFAS Nos. 133, 137, and 138 did not have a material impact on the Group’s consolidated financial statements.

Goodwill and Intangible Assets (W)

      Effective July 1, 2001, the Group adopted SFAS No. 141, “Business Combinations” (SFAS 141) and effective January 1, 2002, the Group adopted the full provisions of SFAS 142. The Group evaluated its goodwill and intangibles acquired using the criteria set forth in SFAS 141, including business combinations that were consummated prior to June 30, 2001. In certain cases, a portion of the acquired company that had originally been reported as goodwill met the recognition criteria of SFAS 141 for intangible assets to be recognized apart from goodwill (i.e., separate accounting records have been maintained for those intangibles but their carrying amounts have been included in the amount reported on the balance sheet as goodwill.) In accordance with SFAS 142, the carrying amount of those intangible assets was reclassified and accounted for as an intangible asset apart from goodwill at January 1, 2002, resulting in € 231 million of goodwill being re-characterized into intangibles (comprised principally of trademarks and client relationships).

      Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The Group reassessed the useful lives of all its intangibles that were previously amortized over a period not exceeding 40 years (in accordance with APB Opinion No. 17, “Intangible Assets”) and determined that certain trademarks had indefinite useful lives. These assets are not longer amortized but reviewed annually for impairment. Intangible assets with a definite life continue to be amortized over their useful lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable.

      In accordance with SFAS 142, the Group completed the initial impairment test as of January 1, 2002 by comparing the fair value of their reporting units using the “discounted cash flows” method to their carrying values. Prior to adoption of SFAS 142, the Group assessed the recoverability of goodwill for each entity by

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comparing the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of € 223 million on January 1, 2002 in relation to intangibles with indefinite useful lives, namely trademarks; this charge has been recorded as a “Cumulative effect of accounting change” on the consolidated statement of operations. As of December 31, 2002, the Group performed its annual impairment review for goodwill and intangibles with indefinite useful lives, which did not result in additional impairment.

Out-of-Pocket Costs (X)

      In November 2001, the EITF reached a consensus on Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14). This pronouncement provides guidance on the accounting treatment in the income statement for reimbursements received for out-of-pocket expenses incurred. The Group adopted the provisions of this pronouncement effective January 1, 2002, and has recorded approximately € 43 million of reimbursed “out-of-pocket” costs in both revenue and other general expenses for the 2002 fiscal year. Although the adoption of this pronouncement has no impact on net income, it results in the Group reporting higher revenues with a corresponding increase to office and general expenses. While operating income remains the same, the operating profit margin decreased by 0.3% for the 2002 fiscal year as a result of adoption. As permitted under the provisions of EITF 01-14, the Group has not reclassified prior period financial statements due to the impracticability of obtaining the information related to 2001 and 2000 “out-of-pocket” expenses.

Changes in Presentation (Y)

      Certain prior year amounts have been reclassified to conform to the current year presentation.

Reconciliation of Net Income and Comprehensive Income to U.S. GAAP (Z)

      The following is a reconciliation of net income as reported in the consolidated statements of income to net income (loss) and comprehensive income (loss) as adjusted for the approximate effects of the application of U.S. GAAP for the years ended December 31, 2002, 2001 and 2000:

		December 31,

		2002	2001	2000
	Ref.	€	€	€

		(In millions, except
		per share data)
Net income as reported in the consolidated statement of income		147	151	128
Adjustments to conform to U.S. GAAP:
Restructuring charges	A	(10)	(31)	—
Accounting for convertible debt	B	11	(5)	—
Amortization expense on goodwill written-off to equity	O	—	(1)	(1)
Compensation arrangements	P	(5)	(5)	(4)
Depreciation of treasury shares	D	—	2	—
Accounting for provisions	T	—	(13)	(17)
Reversal of amortization expense on goodwill	W	75	—	—
Interest on ORANEs	E	(3)

		215	98	106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31,

		2002	2001	2000
	Ref.	€	€	€

		(In millions, except
		per share data)
Adjustments related to the business combination with Saatchi & Saatchi:
Amortization expense on tangible assets, intangible assets and goodwill(1)	G, H	(36)	(91)	(32)
Goodwill impairment	I	—	(584)	—
Contingent value rights	J	(31)	(69)	(46)
Stock compensation	K	(5)	(11)	(3)
Loss carryforwards	M	(12)	—	—

Total adjustments related to Saatchi & Saatchi		(84)	(755)	(81)

Net income (loss) as adjusted for U.S. GAAP before cumulative effect of accounting change and tax effect		131	(657)	25

Tax effect of all above adjustments(2)		15	10	9
Cumulative effect of accounting change (SFAS 142), net of taxes of €63 million	W	(160)	—	—

Net income (loss) as adjusted for U.S. GAAP		(14)	(647)	34

Earnings per share as adjusted for U.S. GAAP
Basic, before cumulative effect of accounting change		€1.00	N/A	N/A
Diluted, before cumulative effect of accounting change		€0.96	N/A	N/A
Basic		€(0.10)	€(4.76)	€0.31
Diluted		€(0.10)	€(4.76)	€0.31
Dividends declared per share		€0.24	€0.22	€0.20
Weighted average common shares outstanding:
Basic		146	136	108
Diluted		171	136	111
Net income (loss) as adjusted for U.S. GAAP		(14)	(647)	34
Other comprehensive income (loss), net of taxes
Unrealized gain/(loss) on available-for-sale securities	S	(84)	(21)	6
Foreign currency translation adjustment		(168)	52	(42)

Comprehensive loss		(266)	(616)	(2)

(1)	Goodwill and intangibles with indefinite useful lives have not been amortized in 2002 in accordance with SFAS 142.

(2)	The tax effect of all adjustments is impacted by the fact that goodwill is not tax deductible. See also income taxes section, following.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered operating expenses under U.S. GAAP. The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	December 31,

	2002	2001	2000

	(In millions of euros)
Revenues	2,969	2,434	1,770
Salaries and related expenses	(1,669)	(1,375)	(991)
Office and general expenses	(799)	(661)	(470)
Depreciation and amortization	(158)	(812)	(124)
Other operating income (expense)	9	(52)	—
Operating income (loss)	352	(466)	185
Interest expense	(64)	(62)	(28)
Interest income	35	38	32
Other income (expense), net	(22)	(79)	(46)

Income (loss) before income taxes	301	(569)	143
Income taxes	(129)	(68)	(83)

Income (loss) after income taxes	172	(637)	60
Equity in net income of non-consolidated companies	3	9	5
Minority interest	(29)	(19)	(31)

Net income (loss) before cumulative effect of accounting changes	146	(647)	34

Cumulative effect of accounting change (SFAS 142), net of taxes of €63 million	(160)	—	—

Net income (loss)	(14)	(647)	34

Reconciliation of Shareholders’ Equity to U.S. GAAP (AA)

      The following is a reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the approximate effects of the application of U.S. GAAP as of December 31, 2002, 2001 and 2000:

		December 31,

	Ref.	2002	2001	2000

		(In millions of euros)
Shareholders’ equity as reported in the consolidated balance sheet		1,501	283	299
Adjustments to conform to U.S. GAAP
Restructuring charges	A	(41)	(31)	—
Treasury shares	D	—	(136)	—
Accounting for Zenith Optimedia Group	N	(86)	(87)	—
Accounting for convertible debt	B	6	(5)	—
Goodwill written-off to equity, gross	O	54	54	54
Accumulated amortization on goodwill written-off to equity	O	(10)	(10)	(9)
Compensation arrangements	P	(14)	(9)	(4)
Valuation of marketable securities	S	51	135	192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31,

	Ref.	2002	2001	2000

		(In millions of euros)
Bcom3 business combinations fair value date of announcement under U.S. GAAP	E	880	—	—
Reversal of amortization expense on goodwill	W	75	—	—
Intangibles impairment	W	(223)	—	—
Accounting for provisions	T	—	—	13

		2,193	194	545
Adjustments related to the business combinations with Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a purchase under U.S. GAAP	G, L	2,330	2,521	2,547
Goodwill impairment	I	(570)	(570)	—
Contingent value rights	J	49	80	(46)
Stock options — Saatchi & Saatchi	K	155	158	152
Loss carryforwards	M	(12)	—	—

Total adjustments — Saatchi & Saatchi		1,952	2,189	2,653
Tax effect of above adjustments		(299)	(493)	(576)

Shareholders’ equity as adjusted for U.S. GAAP		3,846	1,890	2,622

      Following the Saatchi & Saatchi acquisition and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2002, 2001 and 2000 are summarized as follows:

	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Assets
Goodwill, net	5,422	1,842	2,297
Intangible assets, net	1,950	1,401	1,353
Property and equipment, net	699	360	342
Deferred income taxes	274	3	8
Investments and other financial assets, net	149	202	274
Investments accounted for by the equity method	33	8	7

Total non current assets, net	8,527	3,816	4,281

Inventory and costs billable to clients	295	195	129
Accounts receivable	3,663	1,845	1,770
Other receivables	522	411	369
Deferred income taxes	155	25	22
Marketable securities	342	42	100
Cash and cash equivalents	863	621	429

Current assets	5,840	3,139	2,819

Total assets	14,367	6,955	7,100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Liabilities and shareholders’ equity
Capital stock	78	56	53
Additional paid-in capital	4,767	2,350	2,322
Retained earnings (deficit)	(571)	(520)	167
Treasury stock	(318)	(138)	(34)
Accumulated other comprehensive income	(110)	142	114

Shareholders’ equity	3,846	1,890	2,622
Minority interests	75	89	77
Long-term debt and capital lease obligations, less current portion	2,789	294	184
Deferred income taxes	532	558	576
Provisions for contingencies and charges	1,172	242	240
Current portion of long-term debt and capital lease obligations	261	442	451
Short-term borrowings and overdrafts	490	316	266
Accounts payable	3,832	1,875	1,590
Accrued expenses and other liabilities	1,370	1,249	1,094

Current liabilities	5,953	3,882	3,401

Total liabilities and shareholders’ equity	14,367	6,955	7,100

      The components of shareholders’ equity for U.S. GAAP purposes as of December 31, 2002, 2001 and 2000 are as follows:

	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Share capital	78	56	53
Additional paid-in capital	4,767	2,350	2,322
Retained earnings (deficit)	(571)	(520)	167
Treasury stock	(318)	(138)	(34)
Accumulated other comprehensive income (loss):
Unrealized gains on securities	51	135	156
Foreign currency translation adjustment	(161)	7	(42)

Accumulated other comprehensive income (loss)	(110)	142	114

Total shareholders’ equity as adjusted for U.S. GAAP	3,846	1,890	2,622

New Accounting Pronouncements (BB)

      In April 2001, the Emerging Issues Task Force (“EITF”) issued Topic D-96, “Accounting for Management Fees Based on a Formula” (EITF D-96). This pronouncement provides guidance on revenue recognition under arrangements that contain performance-based incentive fees that are not finalized until the end of a period of time specified in the arrangement and gives a company the option to recognize the related revenue at the end of the contract year or alternatively recognize revenue due at any point in time as if the contract were terminated at the given reporting period date. The Group adopted EITF D-96 effective

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 1, 2002 and has elected to record revenue associated with such arrangements at the amount that would be due under the formula as of the end of the interim reporting period as if the contract was terminated at that date. The amount of revenue at risk under such arrangements is not material.

      In August of 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and other pronouncements. The Group adopted SFAS 144 as of January 1, 2002 with no significant impact on its financial position and results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This Statement, which is effective for exit or disposal activities initiated after December 31, 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires companies to record a liability for costs associated with an exit or disposal activity in the period in which the liability is incurred. This differs from current practice, which requires the liability to be recognized at the date of commitment. The provisions of SFAS 146 could result in Publicis recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). This pronouncement provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group believes that the adoption of this pronouncement will not have a material impact on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148), an amendment of SFAS 123 and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (in accordance with SFAS 123). The Group intends to continue to apply the accounting provisions of APB 25, and has made the annual pro forma disclosures of the effect of applying the fair value method of accounting for employee stock options and similar instruments as required by SFAS 123 and permitted under SFAS 148.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (FIN 45). FIN 45 sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The Group is currently assessing what the impact of FIN 45 will be on its consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

new variable interest entities created or acquired after January 31, 2003. The application of FIN 46 is not expected to have a material impact on the 2003 consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The Group does not anticipate that adoption of SFAS 149 will have a material impact on its consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects a company’s accounting for three types of freestanding financial instruments:

(1) Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuing company to redeem in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

(2) Instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts;

(3) Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

      SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for fiscal years ending after June 15, 2003. The Group does not anticipate that adoption of SFAS 150 will have a material impact on its consolidated financial statements.

Other U.S. GAAP Disclosures (CC)

Consolidated Statement of Cash Flows

      The consolidated statement of cash flows prepared under French GAAP presents substantially the same information as that required under U.S. GAAP but they differ with regard to the classification of items within them and as regards the definition of cash (treasury) under French GAAP and cash and cash equivalents under U.S. GAAP.

      A reconciliation of cash or treasury under French GAAP to cash and cash equivalents under U.S. GAAP is presented as follows:

	For the Year Ended
	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Cash and cash equivalents under French GAAP	715	483	263
Less: Marketable securities	(342)	(178)	(100)
Add: Bank overdrafts	490	316	266

Cash and cash equivalents under U.S. GAAP	863	621	429

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The cash flows under U.S. GAAP can be summarized as follows:

	For the Year Ended
	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Cash provided by operating activities	574	44	204
Cash provided by/(used in) investing activities	(267)	78	(679)
Cash provided by financing activities	11	66	626
Effect of exchange rate changes on cash and cash equivalents	(76)	4	5

Increase in cash and cash equivalents	242	192	156
Cash and cash equivalents at beginning of year	621	429	273

Cash and cash equivalents at end of year	863	621	429

      Non-cash investing activities primarily relate to the Bcom3 and Saatchi & Saatchi acquisitions in 2002 and 2000, respectively.

      Cash provided by financing activities includes € 445 million, € 118 million and € 630 change in borrowings per the French GAAP accounts. A breakdown of the change in borrowings is as follows:

	For the Year Ended
	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Proceeds from borrowings of long-term debt	690	200	630
Repayments of borrowings of long-term debt	(245)	(82)	—

	445	118	630

      A breakdown of the change in net working capital requirements is as follows:

	For the Year Ended
	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(11)	222	(217)
Inventory and costs billable to clients	72	(59)	4
Accounts payable and other current liabilities	122	(377)	194

Change in working capital requirements	183	(214)	(19)

      Supplemental cash flow information for the years ended December 31, 2002, 2001 and 2000 is as follows:

	For the Year Ended
	December 31,

	2002	2001	2000
	€	€	€

	(In millions)
Interest paid	45	61	27
Income taxes paid	227	64	53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

      Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. Expected losses are provided for currently and actual losses have been within management’s expectations.

Goodwill and Intangible Assets

      In accordance with SFAS 142, beginning January 1, 2002, goodwill and intangibles with indefinite useful lives are no longer amortized but reviewed annually for impairment. The effect of this accounting change is reflected prospectively. Supplemental comparative disclosure as if the change had been retroactively applied to prior periods is as follows:

	For the Year Ended
	December 31,

	2002	2001	2000
	€	€	€

	(In millions except
	per share amounts)
Net Income:
Reported net income	(14)	(647)	34
Amortization of intangibles with indefinite useful lives	—	38	13
Goodwill amortization	—	69	30
Income taxes related to the above	—	(10)	(4)

Adjusted net income	(14)	(550)	73

Basic earnings (loss) per common share:
Reported basic earnings (loss) per common share	€(0.10)	€(4.76)	€0.31
Amortization of intangibles with indefinite useful lives	—	€0.28	€0.12
Goodwill amortization	—	€0.51	€0.28
Income taxes related to the above	—	€(0.07)	€(0.04)

Adjusted basic earnings (loss) per common share	€(0.10)	€(4.04)	€0.67

Diluted earnings (loss) per common share:
Reported diluted earnings (loss) per common share	€(0.10)	€(4.76)	€0.31
Amortization of intangibles with indefinite useful lives	—	€0.28	€0.12
Goodwill amortization	—	€0.51	€0.27
Income taxes related to the above	—	€(0.07)	€(0.04)

Adjusted diluted earnings (loss) per common share	€(0.10)	€(4.04)	€0.66

      Estimated amortization expense on definite-lived intangible assets for each of the five succeeding fiscal years is € 65 million. At December 31, 2002, the intangibles (trademarks) not subject to amortization amount to € 655 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions

      On September 24, 2002, Publicis acquired 100% of the outstanding shares of Bcom3, Inc., an American company specializing in multinational advertising and marketing services. Bcom3 has been fully consolidated since September 24, 2002 for French and U.S. GAAP purposes.

      Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following securities to Bcom3 shareholders:

•	56,250,000 new Publicis shares with a value on issue of € 30.5 (with a nominal value of € 0.4 and a premium of € 30.1 per share),

•	bonds with a face value of € 858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares,

•	bonds with a face value of € 858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.

      Total consideration paid in for Bcom3 amounted to € 3,984 million, resulting in additional goodwill of € 3,863 million. The components of the purchase price and allocations are as follows:

(€ millions)
Consideration and acquisition costs:
Fair value of Publicis shares	2,048
Fair value of ORANEs	1,024
Fair value of OBSAs	858
Acquisition costs (net of tax)	54

3,984

(€ millions)
Allocation of purchase price:
Property and equipment	35
Client lists	309
Trademarks	387
Other intangibles	7
Goodwill	3,863
Net liabilities assumed and other	(617)

3,984

      In addition to the acquisition of Bcom3, several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct ’n’ More in Austria, Arredondo de Haro and Art-y-maña in Mexico, Magnesium in Belgium, Sales Story, ECA2, Stella, and Flamenco in France.

      The operations of all of the businesses acquired by Publicis in 2002 contributed 5% to Group revenues and 4% to the Group’s net income before goodwill amortization.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition has been treated as a purchase. Saatchi & Saatchi has been fully consolidated since September 8, 2000.

      Total consideration paid in stock for Saatchi & Saatchi amounted to € 1,883 million (43,889,149 shares), resulting in additional goodwill of € 1,442 million, which had been amortized under the straight-line method over 40 years until the Group’s adoption of SFAS 142. The components of the purchase price and allocations are as follows:

(€ millions)
Consideration and acquisition costs:
Stock exchanged for Saatchi & Saatchi stock	1,883
Fair value of options exchanged	152
Fair value of contingent value rights	50
Acquisition costs	11

2,096

(€ millions)
Allocation of purchase price:
Property and equipment	12
Acquired intangibles	1,401
Goodwill	1,442
Net liabilities assumed and other	(759)

2,096

      In January 2000, Publicis acquired 100% of Frankel and Company, an independent American agency specializing in marketing services. This acquisition was accounted for as a purchase. Frankel has been fully consolidated since January 2000 and goodwill resulting from this acquisition is amortized using the straight-line method over 40 years.

      In February 2000, Publicis acquired 100% of Fallon, an independent agency in the United States. This transaction was accounted for as a purchase. Fallon has been fully consolidated since February 2000, and goodwill resulting from this acquisition was amortized using the straight-line method over 40 years until January 1, 2002.

      In November 2000, the Group acquired 100% of Nelson Communications, an American company specializing in advertising communications for the healthcare industry. This transaction was financed in part by an exchange of stock (6.7 million shares). Nelson has been fully consolidated since November 2000 and goodwill resulting from this acquisition was amortized using the straight-line method over 40 years until January 1, 2002.

      In addition to the above acquisitions, during 2000 Publicis completed more than 10 small and medium-size purchase business combinations in the United States, Europe and Latin America, consisting of entities providing general advertising and marketing services. Total consideration for these acquisitions was approximately € 677 million.

Pro-forma Information Regarding the Bcom3 Acquisition

      The following pro forma information for the year ended December 31, 2002 presents the effect of the acquisition of Bcom3, the most significant acquisition of Publicis in 2002, as if it had occurred as of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning of 2002 and 2001. The pro forma financial information is based on the historical financial statements of Publicis and Bcom3.

	French GAAP	U.S. GAAP	French GAAP	U.S. GAAP
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2002	2001	2001

	€	€	€	€
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	(In millions except per share data)
Pro forma revenues	4,280	4,426	4,310	4,575
Pro forma income before cumulative effect of accounting change (SFAS 142)	156	209	N/A	N/A
Pro forma net income	156	49	173	(619)
Pro forma basic earnings per share, before cumulative effect of accounting change	€0.80	€1.12	N/A	N/A
Pro forma diluted earnings per share, before cumulative effect of accounting change	€0.75	€0.90	N/A	N/A
Pro forma basic earnings per share	€0.80	€0.26	€0.85	€(3.22)
Pro forma diluted earnings per share	€0.75	€0.21	€0.77	€(3.22)

Pro-forma Information Regarding the Saatchi & Saatchi Acquisition

      The following pro forma information for the year ended December 31, 2000 presents the effect of the acquisition of Saatchi & Saatchi, the most significant acquisition of Publicis, as if it had occurred as of the beginning of 2000. The pro forma financial information is based on the historical financial statements of Publicis and Saatchi & Saatchi.

	French GAAP	U.S. GAAP
	Year Ended	Year Ended
	December 31,	December 31,
	2000	2000

	€	€
	(Unaudited)	(Unaudited)

	(In millions except
	per share data)
Pro forma revenues	2,231	2,231
Pro forma group net income	157	12
Pro forma basic earnings per share	€1.16	€0.09
Pro forma diluted earnings per share	€1.13	€0.09

Retirement and Postretirement Plans

      The Group maintains retirement plans, some of these are defined benefit pension plans (“Defined Benefit Pensions”) which require disclosure of assets and obligations and others are defined contribution plans which by definition have assets equal to liabilities and therefore the Group shows only the annual expense associated with such plans.

      The Group also provides certain healthcare and life insurance benefits (“Postretirement Plans”) to certain retired U.S. and U.K. employees. U.S. employees hired by MacManus before January 1, 1993 may be eligible for certain postretirement life insurance and medical benefits depending on years of service and other requirements. U.S. employees hired by Leo Burnett before January 1, 2002 may be eligible for certain postretirement medical benefits depending on years of service and other requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective September 24, 2002, Publicis acquired Bcom3 and assumed the assets and liabilities of the plans as of that date. The business combination has been accounted for by the purchase method under SFAS 141.

      The changes in the assets and benefit obligations and the reconciliation of the Group’s Defined Benefit Pensions and Postretirement Plans in the accompanying consolidated balance sheets for the period January 1, 2002 through December 31, 2002 were as follows (in millions):

	Defined Benefit		Postretirement
	Pensions		Plans

	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligation —
Benefit obligation at beginning of year	€—	€59.7	€—	€—
Acquisitions	165.7	89.5	35.3	3.2
Service cost	4.0	1.6	0.2	—
Interest cost	2.8	2.2	0.6	—
Benefits and lump sums paid	(3.9)	(3.2)	(0.7)	(0.2)
Participant contributions	—	0.4	0.2	—
Effect of exchange rates	—	0.6	—	0.1
Actuarial loss (gain)	(6.7)	(2.0)	(1.1)	—
Plan amendments	3.3	—	—	—

Benefit obligation at end of year	€165.2	€148.8	€34.5	€3.1

Change in plan assets —
Fair value at beginning of year	€—	€51.2	€—	€—
Acquisitions	97.8	56.4	—	—
Actual return on assets	4.8	(5.5)	—	—
Company contributions	0.3	1.7	0.5	0.2
Benefits and lump sums paid	(3.9)	(3.2)	(0.7)	(0.2)
Participant contributions	—	0.4	0.2	—
Effect of exchange rates	—	(0.4)	—	—

Fair value of plan assets at end of year	€99.0	€100.6	€—	€—

Funded status at end of year	€(66.2)	€(48.2)	€(34.5)	€(3.1)
Unrecognized net actuarial loss (gain)	(8.9)	1.2	(1.0)	—
Unrecognized prior service costs	3.2	2.6	—	—

Net liability recognized at end of year	€(71.9)	€(44.4)	€(35.5)	€(3.1)

      Defined Benefit Pensions with accumulated benefit obligations in excess of plan assets consist of the following as of December 31, 2002 (in millions):

	Defined Benefit
	Pensions

	U.S.	Non-U.S.

Accumulated benefit obligation	€165.2	€145.3
Projected benefit obligation	€165.2	€148.8
Plan assets at fair value	€99.0	€100.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of net periodic benefit costs for the Defined Benefit Pensions and Postretirement Plans for the year ending December 31, 2002 are as follows (in millions):

	Defined Benefit		Postretirement
	Pensions		Plans

	U.S.	Non-U.S.	U.S.	Non-U.S.

Service cost for benefits earned during the year	€4.0	€1.6	€0.2	—
Interest cost on projected benefit obligation	2.8	2.2	0.6	—
Expected return on plan assets	(2.3)	(1.9)	—	—

Net periodic benefit cost	4.5	1.9	0.8	—
Defined contribution cost	2.7	0.9	—	—

Total retirement cost	€7.2	€2.8	€0.8	—

      The weighted average assumptions used in determining the benefit obligation as of December 31, 2002 are:

	Defined Benefit		Postretirement
	Pensions		Plans

	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	6.75%	5.52%	6.75%	6.00%
Expected rate of future compensation increases	N/A	3.64%	5.00%	N/A

      The weighted average assumptions used in determining the net periodic benefit costs for the years ended December 31, 2002 are:

	Defined Benefit		Postretirement
	Pensions		Plans

	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	6.50%	5.62%	6.50%	6.00%
Expected rate of future compensation increases	N/A	3.96%	5.00%	N/A
Expected long-term rate on plan assets*	7.30%	7.11%	N/A	N/A

*	These assumptions are based on estimates of the long-term rate for these factors over the life of the plan.

      For the U.S. plans, as of December 31, 2002, the medical inflation rates were assumed to be 11.0% pre-65 and 12.5% post-65, gradually declining to 5% in 2007, and remaining at that rate thereafter. A one-percentage-point increase in the medical inflation rate would increase the accumulated postretirement benefit obligation as of December 31, 2002 by approximately € 4.3 million and increase the net periodic benefit cost for the three months ended December 31, 2002 by approximately € 0.1 million. A one-percentage-point decrease in the medical inflation rate would decrease the accumulated postretirement benefit obligation as of December 31, 2002 by approximately € 3.4 million and decrease the net periodic benefit cost for the three months ended December 31, 2002 by approximately € 0.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term Debt

      Future minimum payments as of December 31, 2002, on long-term debt, including capital leases, are as follows:

Year	(In millions of €)
2003	261
2004	30
2005	81
2006	77
2007	76
Thereafter	2,525

Subtotal	3,050
Less: Current maturities	(261)

2,789

Restructuring Charges

      The Group has recorded € 200 million of liabilities for restructuring charges to be incurred related to the Bcom3 acquisition on September 24, 2002. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of some Bcom3 locations, mainly in the city of New York, and the consolidation of Bcom3 and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Bcom3 employees and relocation costs. Provisions for vacant property of € 241 million have also been recorded to cover future losses related to Bcom3’s lease contracts mainly located in the city of New York. This plan will be finalized in 2002.

      The Group has recorded liabilities for restructuring charges to be incurred related to the Saatchi & Saatchi acquisition. The liabilities relate primarily to the acquisition of Saatchi & Saatchi, which was consummated in September 2000. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of the Saatchi & Saatchi headquarters in London and New York, the closing of Saatchi & Saatchi offices in certain locations, and the consolidation of Saatchi & Saatchi and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Saatchi & Saatchi employees and relocation costs. This plan was finalized in 2001 and goodwill was increased by approximately € 37 million for restructuring charges, of which approximately € 7 million remained as of December 31, 2002 (€ 13 million as of December 31, 2001).

Shareholders’ Equity

      Publicis’ capital stock consists of 196,081,129; 139,599,996; and 138,219,819 ordinary shares issued at December 2002, 2001 and 2000, respectively, with a par value of € 0.40 each. These amounts include shares held in treasury of 12,790,600, 4,630,427; and 871,309, respectively.

      At the Extraordinary General Meeting of the Shareholders held on August 29, 2000, the shareholders approved a 10-for-1 stock split.

Employee Stock Option Plans

      Publicis grants stock options through employee stock option plans (“the Plans”). Under the 2000 plan, options for a fixed number of shares (with an exercise price equal to the average market value of Publicis stock for the last 20 days before the grant date) are granted to employees. Under this plan, the options vest after 5 years and expire 10 years after the date of grant. Under the 2001 plan, options for a fixed number of shares (with an exercise price equal to the higher of the average market value of Publicis stock for the last 20 days

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

before the grant date or the cost of treasury shares) are granted to employees. Under this plan, options vest after 4 years and expire 10 years after the date of grant. Under the 2002 plan, options for a fixed number of shares (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date) are granted to employees. The options vest after 4 years and expire 10 years after the date of grant. Options were also granted to former Saatchi & Saatchi management. These options vest upon the attainment of certain financial objectives by 2003 and expire 10 years after the date of grant.

      Under the former Publicis Communication Stock Option Plan, options for a fixed number of shares (with an exercise price equal to the fair value of the shares at the date of grant) were granted to employees. Under this plan, the options vest immediately and expire 10 years after the date of grant.

      A summary of the status of the Plans as of December 31, 2002, 2001 and 2000 and changes for the years then ended, are presented below (reflects 10-to-1 stock split that occurred on August 29, 2000):

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

2000 Plan
Outstanding at beginning of year	100,000	€43.55	100,000	€43.55	—	—
Granted	—	—	—	—	100,000	€43.55
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	100,000	€43.55	100,000	€43.55	100,000	€43.55

2001 Plan
Outstanding at beginning of year	380,000	€33.18	—	—	—	—
Granted	—	—	380,000	€33.18	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	380,000	€33.18	380,000	€33.18	—	—

2002 Plan
Outstanding at beginning of year	—	—	—	—	—	—
Granted	329,600	€29.83	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	329,600	€29.83	—	—	—	—

Saatchi & Saatchi Management Plan
Outstanding at beginning of year	2,943,135	€29.79	—	—	—	—
Granted		—	2,943,135	€29.79	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	2,943,135	€29.79	2,943,135	€29.79	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock options related to the Publicis Communication Stock Option Plan were converted into Publicis stock options upon the merger of Publicis Communication into Publicis, S.A. on December 11, 1998. A summary of the activity for this plan is presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Former Publicis
Communication Plan
Outstanding at beginning of year	652,150	€8.29	726,600	€8.14	797,310	€8.02
Exercised	(45,590)	6.46	(74,450)	€6.85	(70,710)	€6.34
Forfeited	—	—	—	—	—	—
Expired	(36,510)	6.99	—	—	—	—

Outstanding at end of year	570,050	€8.54	652,150	€8.29	726,600	€8.14

Former Saatchi & Saatchi Plans

      Saatchi & Saatchi had several stock option plans for employees and management prior to the acquisition. These plans involved several execution criteria for the grant of options. At the time of the merger with Publicis, these plans were simplified, and the maximum number of options that could be granted was granted.

      Two types of options remain:

•	those to be issued in connection with the Equity Participation Plan (“EPP”) and for which the exercise price was paid at the grant date. No additional payment will be made at the date of exercise of the options, and

•	those to be issued related to other plans and for which the exercise price must be paid at the date of exercise of the options.

      In these two cases, the beneficiaries will receive Saatchi & Saatchi shares upon exercise of their options. These shares will be exchanged for new shares of Publicis based on a rate of 18.252 Publicis shares for 100 Saatchi & Saatchi shares.

      The number of options that can be exercised under the former Saatchi & Saatchi plans, converted for simplification purposes into Publicis shares at a rate of 0.18252, is summarized as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at acquisition date	266,046	€11.71	1,595,773	€10.87	4,253,507	€11.08
Granted	—	—	—	—	—	—
Exercised	(185,543)	€10.33	(1,305,727)	€10.14	(2,652,259)	€11.17
Forfeited/ Expired	—	—	(24,000)	—	(5,475)	€11.17

Outstanding at end of year	80,503	€10.90	266,046	€11.71	1,595,773	€10.87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group additionally granted options in connection with the Nelson acquisition at the end of 2000. In conjunction with this acquisition, Publicis exchanged Publicis options for those of Nelson. A summary of the activity for this plan is presented below:

	2002		2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Former Nelson Plan
Outstanding at beginning of year	518,730	€28.11	699,367	€28.18
Exercised	(65,040)	€24.40	(98,733)	€28.37
Forfeited/ Expired	(171,536)	€23.73	(81,904)	€28.37

Outstanding at end of year	282,154	€24.40	518,730	€28.11

      The following information applies to options outstanding and exercisable at December 31, 2002:

			Weighted
			Average	Weighted
			Remaining	Average
			Life in	Exercise
	Outstanding	Exercisable	Years	Price

Former Publicis Communication Plan	570,050	570,050	6	€8.54
2000 Plan	100,000	—	8	€43.55
2001 Plan	380,000	—	9	€33.18
2002 Plan	329,600	—	10	€29.83
Saatchi & Saatchi Management Plan	2,943,135	—	10	€29.79
Former Nelson Plan	282,154	282,154	6	€24.40
Former Saatchi & Saatchi Plans	80,503	80,503	2	€10.90

Total	4,685,442	932,707	9	€27.14

      In accordance with SFAS 123, Publicis elected to continue to account for stock-based compensation using the “intrinsic value” method under the guidelines of APB 25, as opposed to the “fair value” method in SFAS 123. For the Publicis plans, under APB 25, no compensation expense has been recognized for the years ended December 31, 2002, 2001 or 2000 because the stock options were either fully vested prior to these periods, or the exercise price of options granted in these periods is greater than or equal to the market value at the date of grant. Concerning the former Saatchi & Saatchi plans, € 4 million, € 4 million and € 3 million of stock compensation expense was recognized for U.S. GAAP purposes for the years ended December 31, 2002, 2001 and 2000, respectively, representing stock compensation expense on unvested options.

      If the Group had elected to recognize compensation expense based upon the fair value method of SFAS 123, pro forma net earnings and earnings per common share would be as follows (for purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the vesting period of the options):

	2002	2001	2000

Net earnings — U.S. GAAP
Net income (loss) as reported	(14)	(647)	34
Stock-based compensation expense, net of tax	(7)	(1)	—
Pro forma net income (loss)	(21)	(648)	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Basic earnings per common share
As reported	€(0.10)	€(4.76)	€0.31
Pro forma	€(0.14)	€(4.76)	€0.31
Diluted earnings per common share
As reported	€(0.10)	€(4.76)	€0.31
Pro forma	€(0.14)	€(4.76)	€0.31

      The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001 and 2000: dividend yields of zero for all years; expected volatility of 52.3% for 2002, 28.8% for 2001 and 42.7% for 2000; risk-free interest rate of approximately 4.5% for all years; and expected term of 5 years for all years. The weighted average estimated fair values of employee stock options granted during fiscal 2002 and 2001 were 12.47 and 13.33, respectively.

      The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income in future years.

Income Taxes

      The income tax disclosures required for French GAAP are included in note 16 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

	December 31,

	2002	2001	2000

Net income before taxes and minority interests:
France	44	18	99
Foreign	264	230	156

Total	308	248	255

Income tax expense:
France	19	17	28
Foreign	113	61	68

Total	132	78	96

Expiration Dates of Net Operating Loss Carry Forwards

      Under French GAAP, at December 31, 2002, the Group had approximately € 89 million of operating loss carryforwards, of which, € 78 million will expire between 2003 and 2008. The remaining €11 million have no expiration. The Company has recorded a € 46 million valuation allowance related to these net operating loss carryforwards.

      Additionally, in connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately € 503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. At December 31, 2002, the remaining net operating loss carryforwards related to these operations amounted to € 411 million, of which € 304 million will expire between 2003 and 2008 and € 73 million will expire after 2008. The remaining € 34 million have no expiration. The Company has not recognized these operating loss carryforwards in the French financial statements due to the uncertainty of their realizability.

      For U.S. GAAP purposes, the deferred tax asset related to the net operating losses acquired in the Saatchi & Saatchi acquisition has been recorded and a 100% valuation allowance has been provided.

      At December 31, 2002, the valuation allowance amounts to € 457 million, which includes all of the Saatchi & Saatchi operating loss carryforwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Differences

      In 2001, the Group has recognized € 37 million in deferred tax assets, which arose in connection with the Saatchi & Saatchi acquisition. Under U.S. GAAP, these amounts are considered to be part of the purchase accounting allocation and have been recorded against goodwill.

Earnings Per Share

      Basic earnings per share under French GAAP is calculated by dividing net income, after deducting the ORANEs’ after-tax interest expense, by the weighted average number of ordinary shares outstanding during the period after deduction of the weighted average number of shares of treasury stock. The ORANEs have been accounted for as equity instruments under French, but as debt under U.S. GAAP with the related interest classified accordingly.

      Diluted earnings per share numerator represents net income, increased by the OCEANEs’ after-tax interest expense avoided due to their conversion. Diluted earnings per share denominator takes into account share equivalents having a dilutive effect. Potentially dilutive common shares consist of stock options to employees, conversion of all convertible bonds (OCEANEs) and the redemption of all ORANEs into shares. However, in light of prevailing share price levels, the potential dilutive effect of the OBSA equity warrants has not been taken into account. The dilutive effect of stock options is calculated using the treasury stock method.

      The following table sets forth the computation of basic and diluted earnings per common share, which, other than the impact of the interest on the ORANEs on the numerator of basic earnings per share, is calculated in the same manner for French and U.S. GAAP:

	2002	2001	2000

	(In millions except per
	share data)
Numerator:
Earnings from continuing operations (French GAAP)	€147	€151	€128
After-tax interest expense on ORANEs	(2)	—	—

Earnings available to shareholders — for basic earnings per share	€145	€151	€128

Earnings from continuing operations (French GAAP)	€147	€151	€128
After-tax saving of OCEANEs interest if converted	19	—	—

Earnings available to shareholders — for diluted earnings per share	€166	€151	€128

Denominator*:
Denominator for basic earnings per share — weighted-average shares	146	139	108

Potential dilutive common shares — employee stock options	—	1	3
Potential dilutive common shares — OCEANEs	17	—	—
Potential dilutive common shares — ORANEs	8	—	—

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	171	140	111

Basic earnings available to shareholders per common share	€0.99	€1.09	€1.18

Earnings available to shareholders per common share — assuming dilution	€0.97	€1.08	€1.15

*	Reflects the 10-to-1 stock split that occurred on August 29, 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases

      The Group leases certain premises and equipment under both capital and operating leases. Property leases typically provide for renewal options. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2002.

			Operating Sublease	Operating Leases,
Years Ending December 31,	Capital Leases	Operating Leases	Income	Net

2003	11	233	(20)	213
2004	11	217	(19)	198
2005	11	198	(17)	181
2006	11	182	(14)	168
2007	12	174	(9)	165
Thereafter	373	745	(35)	710

Total minimum lease payments	429	1,749	(114)	1,635
Less: amount representing interest	(76)

Total obligation under capital leases	353
Less: current portion	(11)

Long-term portion	342

      Property, plant and equipment at December 31 include the following amounts for capitalized leases:

	2002	2001	2000

	(€ millions)
Land	28	—	—
Buildings	195	8	8
Less allowances for depreciation	(4)	(3)	(2)

      Net rental expense for operating leases was € 169 million, € 135 million and € 85 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Fair Value of Financial Instruments

      The following table presents the carrying amounts in accordance with U.S. GAAP and estimated fair values of the Group’s financial instruments at December 31, 2002, 2001 and 2000:

	2002		2001		2000

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(In millions of euros)
Cash, cash equivalents and marketable securities*	1,205	1,205	663	663	529	529
Investments (IPG and other)	135	135	205	205	261	261
Long-term debt, including current maturities	3,050	3,050	736	736	635	635
Embedded Derivative Instruments	11	11	22	22	—	—
Financial commitments Contingent value rights	—	—	165	165	96	96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

*	includes treasury stock in fiscal year 2000

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

      Investments

Investments consist of available-for-sale securities, primarily those that are publicly traded, and other investments. The available-for-sale securities are carried at market value and the unrealized gains and losses on these securities are included in shareholders’ equity. As of December 31, 2002, 2001 and 2000, unrealized gains of € 51 million, € 135 million and € 156 million, respectively, have been recorded in shareholders’ equity in accordance with U.S. GAAP. Other long-term investments are carried at cost, which approximates estimated fair value.

      Long-term debt

The Group’s long-term debt consists of floating rate debt and fixed interest debt, the carrying value of which approximates fair value.

      Derivative financial instruments

The carrying value of the Exchange Option, Cash Settlement Right and Call Option embedded in the Group’s debenture loan (see “Accounting for convertible debt” section at the beginning of this footnote for further details) equals the fair value. The fair value is estimated based on the amount the Group would have to pay to terminate the contracts.

      Financial commitments

Contingent value rights were publicly traded until their maturity in March 2002. The liability related to these rights was carried at market value and changes in market value were recorded in earnings.

Segment Information

      The Group operates in one industry segment, advertising and communications. All of the Group’s operations fall within one reportable segment as defined in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

Item 19:	Exhibits

      The following exhibits are included herein:

Exhibit
Number	Description

1	Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation) (incorporated by reference from Exhibit 1 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2001).

2.1	Prospectus defining the terms and conditions of our 1.0% notes due 2018 (unofficial English translation) (incorporated by reference from Exhibit 2.1 to the Annual Report of Publicis Groupe S.A. on From 20-F for the fiscal year ended December 31, 2001).

2.2	We agree to furnish a copy of an English translation of the prospectus defining the terms of our 2% notes due 2007 to the SEC upon its request.

4.1	Agreement and Plan of Merger, dated March 7, 2002, as amended, among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc. (incorporated by reference from Exhibit 2.1 to the report on Form 6-K of Publicis Groupe S.A., dated March 7, 2002).

4.2	Support Agreement, dated as of March 7, 2002, among Publicis Groupe S.A., Philadelphia Merger Corp. and Dentsu Inc. (incorporated by reference from Exhibit 99.1 to the report on Form 6-K of Publicis Groupe S.A., dated March 7, 2002).

4.3	Support Agreement, dated as of March 7, 2002, between Publicis Group S.A. and Philadelphia Merger Corp., on the one hand, and Roy J. Bostock, Craig D. Brown, Richard B. Rizdale and Roger A. Haupt, on the other hand (incorporated by reference from Exhibit 99.2 to the report on Form 6-K of Publicis Groupe S.A., dated March 7, 2002).

4.4	Memorandum of Understanding, dated March 7, 2002, between Dentsu Inc. and Publicis Groupe S.A. (Shareholder’s Agreement) (incorporated by reference from Exhibit 99.4 to the report on Form 6-K of Publicis Group S.A., dated March 7, 2002).

4.5	Memorandum of Understanding, dated March 7, 2002, between Dentsu Inc. and Publicis Groupe S.A. (Strategic Alliance) (incorporated by reference from Exhibit 99.5 to the report on Form 6-K of Publicis Group S.A., dated March 7, 2002).

4.6	Agreement and Plan of Merger, dated March 28, 2003 between Publicis Groupe S.A., Somarel and the shareholders of Somarel listed on the signature pages thereto (unofficial English Translation) (incorporated by reference from Exhibit 99.1 to the report on Form 6-K of Publicis Groupe S.A., dated April 21, 2003).

8	List of Subsidiaries. See note 29 to our financial statements.

99.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification by Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Publicis Groupe S.A.

By:	/s/ MAURICE LÉVY

______________________________________ Name: Maurice Lévy
Title: Chief Executive Officer and
Chairman of the Management Board

Dated: June 27, 2003

CERTIFICATION

I, Maurice Lévy, Chief Executive Officer and Chairman of the Management Board of Publicis Groupe S.A., certify that:

      1.     I have reviewed this annual report on Form 20-F of Publicis Groupe S.A.;

      2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

/s/ MAURICE LÉVY
Maurice Lévy
Chief Executive Officer and Chairman
of the Management Board

CERTIFICATION

I, Jean-Michel Etienne, Chief Financial Officer of Publicis Groupe S.A., certify that:

      1.     I have reviewed this annual report on Form 20-F of Publicis Groupe S.A.;

      2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JEAN-MICHEL ETIENNE

Jean-Michel Etienne
Chief Financial Officer

Dated: June 27, 2003