Form 20-F
period 2003-12-31
PUBLICIS GROUPE SA
filed 2004-06-22
CIK 1050952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 001-14736

Publicis Groupe S.A.

(Exact name of Registrant as specified in its charter)

N/ A (Translation of Registrant’s name into English)	133, AVENUE DES CHAMPS-ELYSÉES 75008 PARIS France (Address of principal executive offices)	REPUBLIC OF FRANCE (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

Ordinary shares, nominal value € 0.40 per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 195,378,253 ordinary shares, nominal value € 0.40 per share.

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

SELECTED FINANCIAL DATA

      The following table sets forth selected consolidated financial data of our company and should be read in conjunction with our financial statements and the information provided under “Operating and Financial Review and Prospects” and “— Risk Factors.” The selected financial data presented below have been prepared on a basis consistent with that used in our financial statements. Prior years have been restated as necessary for a consistent presentation. Our financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 31 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders’ equity as calculated under French GAAP.

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

	Year Ended December 31,

	2003	2002(3)	2001	2000(2)	1999

	(In Millions of Euros, Except Per Share Data)
Income Statement Data
Amounts in accordance with French GAAP
Revenue	3,863	2,926	2,434	1,770	1,042
Operating income	522	405	327	275	155
Group net income	150	147	151	128	74
Basic earnings per share(1)	0.82	0.99	1.09	1.18	0.85
Diluted earnings per share(1)(4)	0.75	0.97	1.08	1.15	0.84
Dividends per share	0.26	0.24	0.22	0.20	0.17
Amounts in accordance with U.S. GAAP
Revenue	3,863	2,969	2,434	1,770	1,042
Operating income (loss)	347	352	(466)	185	138
Group net income	155	(14)	(647)	34	73
Basic earnings per share(1)	0.85	(0.10)	(4.76)	0.31	0.84
Diluted earnings per share(1)(4)	0.78	(0.10)	(4.76)	0.31	0.83

	Year Ended December 31,

	2003	2002(3)	2001	2000(2)	1999

	(In Millions of Euros, Except Per Share Data)
Balance Sheet Data
Amounts in accordance with French GAAP
Tangible and intangible assets, net	4,486	4,637	1,618	1,303	437
Total assets	10,881	10,978	4,896	4,130	2,077
Bank borrowings and overdrafts (short and long-term)	3,188	2,762	1,069	901	212
Shareholders’ equity	726	1,501	283	299	345
Amounts in accordance with U.S. GAAP
Tangible and intangible assets, net	8,006	8,253	3,813	4,273	674
Total assets	14,241	14,367	6,955	7,100	2,323
Bank borrowings and overdrafts (short- and long-term	3,975	3,540	1,052	901	217
Shareholders’ equity	3,403	3,846	1,890	2,622	580

(1)	Per share data have been adjusted to reflect the 10-for-1 stock split that occurred on August 29, 2000.

(2)	2000 amounts include the operations of Saatchi & Saatchi for the period between the acquisition date in September 2000 through December 31, 2000.

(3)	2002 amounts include the operations of Bcom3 Group, Inc. for the period between the acquisition date in September 2002 through December 31, 2002.

(4)	Diluted earnings per share were computed with reference to the fully-diluted weighted average number of shares of 239,540,546 in 2003; 171,025,567 in 2002; 139,645,986 in 2001; 110,454,999 in 2000 and 88,466,719 in 1999.

EXCHANGE RATE INFORMATION

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

      The following table shows the euro/ U.S. dollar exchange rate for 1999 through June 16, 2004 based on the noon buying rate expressed in euros per dollar. For information regarding the effect of currency fluctuations on our results of operations, see “Operating and Financial Review and Prospects.”

		Average
	Period End	Rate(1)	High	Low

June, 2004 (through June 16)	1.20	1.22	1.24	1.20
May, 2004	1.22	1.20	1.23	1.18
April, 2004	1.20	1.20	1.24	1.18
March, 2004	1.23	1.23	1.25	1.20
February, 2004	1.25	1.26	1.29	1.24
January, 2004	1.25	1.26	1.29	1.23
December, 2003	1.26	1.26	1.26	1.19
2003	1.26	1.14	1.26	1.03
2002	0.95	0.98	1.01	0.95
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.01	1.06	1.18	1.00

(1)	For yearly totals, the average of the noon buying rates for euros on the last business day of each month during the relevant period.

RISK FACTORS

      You should carefully consider the risk factors described below in addition to the other information presented in this annual report.

We may have difficulty competing in the highly competitive advertising and communications industry

      The advertising and communications industry is highly competitive, and we expect it to remain so. Our competitors in the advertising and communications business run the gamut from large multinational marketing and communications companies to smaller agencies that operate only in local or regional markets. New competitors also include systems integrators, database marketing and modeling companies and telemarketers offering technological solutions to marketing and communications issues faced by clients. We must compete with these companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Some clients require us to compete for business at mandatory periodic intervals. Client conflicts can, from time to time, give our competitors opportunities to seek business from our clients.

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

      The damages, costs, expenses or attorneys’ fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition to the extent that we are not adequately insured and are not indemnified against them by clients. In addition, our contracts with clients generally require us to indemnify clients against claims brought by competitors or others claiming that our advertisements or other communications infringe upon their intellectual property rights.

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

Some provisions of French law and our statuts could have anti-takeover effects

      French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to inform us within 15 days of crossing the threshold percentage. A person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with this requirement may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to criminal fines. In addition, our statuts provide double voting rights for shares owned by the same shareholder in registered form for at least two years. Our statuts further provide that any person who acquires or disposes of more than 1% of our outstanding shares or voting rights must inform us within 15 days of crossing the threshold percentage, and that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with these requirements may be deprived of voting rights. Finally, our shareholders have authorized our management board to increase our capital in response to a third-party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management. Giving effect to the provision of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that the chairperson of our supervisory board, Ms. Elisabeth Badinter, owns 18.9% of the voting power of our company.

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

We will be obligated to adopt new accounting standards in 2005 that may have a material impact on our accounts and may render a comparison between financial periods more difficult

      In June 2002, the European Union adopted new regulations requiring all listed EU companies, including us, to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in their financial statements from January 1, 2005. The IFRS norms may have a material impact on important items in our financial statements. For further information on the impact of IFRS norms, see “Operating and Financial Review and Prospects — Move to IFRS accounting standards.”

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

      Our expansion accelerated in the 1990’s. We created BMZ, a new network operating in Germany, France, the United Kingdom, Belgium, the Netherlands and Italy, in 1992. The next year we acquired FCA, the fourth largest communications group in France. We then merged FCA and BMZ to create FCA!BMZ, a subsidiary with operations in 12 European countries. In 1994, we merged our New York office with Bloom, a U.S. subsidiary of FCA, as part of an effort to further increase our presence in the United States. Coca-Cola became a client in 1994. We discontinued our alliance with FCB in 1995 due to strategic differences with its parent company, True North Communications, Inc.

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

      The last four years have seen continued pursuit of our expansion strategy. We acquired all of the controlling interests in a number of major U.S. agencies in 2000, including the Fallon Group, Frankel & Company, DeWitt Media and Winner & Associates, thus becoming a major competitor in the U.S. market. We dramatically increased the size of our operations in 2000 with the acquisition of Saatchi & Saatchi plc, with its network of operations across 82 countries. In addition, in 2000 we became one of the world’s leading healthcare communications companies as a result of our acquisition of Nelson Communications. Reflecting our increasingly interna tional focus, our shares, represented by ADSs, began trading on the New York Stock Exchange in 2000.

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

      In September 2002, we acquired Bcom3 Group, Inc., creating the fourth-largest advertising and communications firm in the world, with annual revenue in 2002 of approximately $4.8 billion (including Bcom3 for the full year). We are now the largest advertising and communications company in Europe and one of the largest in the United States. The merger also created one of the world’s largest media consultancy and media buying firms, combining the ZenithOptimedia Group with Starcom MediaVest. Adding Bcom3’s renowned advertising and communications agencies — which include Leo Burnett, Manning Selvage & Lee,

Medicus and Bartle Bogle Hegarty — enhanced our ability to provide premier advertising and communications services to clients on a worldwide basis.

      The merger also opened the way for a long-term strategic partnership with Dentsu, Inc., the number one communications group in Japan and Asia as a whole, and formerly a Bcom3 shareholder. This partnership is designed to offer our clients privileged access to the Japanese market, in particular in the area of media buying and consultancy. We are today the only communications group in the world providing clients with media-purchasing services spanning the whole world including Japan. As part of our partnership, we created a sports marketing agency, iSe International Sports and Entertainment AG, with Dentsu and SportsMondial in 2003.

      Other significant events in 2003 included a number of measures that helped to improve and rationalize our operational and capital structure:

•	We dissolved Bcom3’s D’Arcy network and successfully transferred its assets to our other networks with minimal client loss;

•	We continued the process of integrating Bcom3’s businesses and back-office functions with our other operations. We also continued our program of consolidating the office space used by Bcom3 and our other operations and rationalizing the related leaseholdings;

•	We acquired 100% control of our media services operations by purchasing all the shares of ZenithOptimedia and Starcom Motive that we did not previously own; and

•	We increased the transparency of our ownership structure by merging with three investment vehicle entities that had been used by members of the Bleustein-Blanchet family, employees of our company and some other investors to hold shares in our company indirectly. The merger was effected pursuant to an agreement entered into in 1998 (see “Major Shareholders and Related Party Transactions — Related Party Transactions — Somarel”).

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

      As a result of our strategy of global expansion, our principal capital expenditures since the beginning of 2001 have been associated with acquisitions of other advertising and communications firms. Following our acquisition of Bcom3 in 2002, we reached the point of being among the world’s largest advertising and communications firms and consequently adopted a more selective acquisition strategy. Our capital expenditures in 2001 included our acquisitions of all of or controlling interests in:

•	Fisch.Maier Direkt, Switzerland’s leading direct marketing firm;

•	Carré Noir, one of the best design agencies in France;

•	FusionDM in San Francisco, a large independent customer relationship management agency since merged with Publicis Dialog;

•	Creative AIM, a U.S. grassroots marketing agency;

•	Sanchez & Levitan, among the largest agencies in the United States focused on the rapidly-growing Hispanic community; and

•	The Triangle Group, the largest independent sales promotion group in the United Kingdom.

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

•	Gravitas, a Japanese relationship marketing agency specializing in marketing services and public relations;

•	Johnston & Associates, a U.S. lobbying firm;

•	Direct ’n More, a direct marketing agency in Austria;

•	Magnesium, a Belgian marketing services specialist;

•	Media Publics, a French firm engaged in developing sales incentives and related programs;

•	Sales Story and Stella, two relationship marketing companies;

•	ECA2, a French events marketing company; and

•	Van Sluis Consultants, a Dutch public relations agency.

      These acquisitions involved capital expenditures of approximately € 75 million in total. We invested an additional € 64 million in other property, plant and equipment (net of disposals), and spent € 180 million repurchasing our own shares. We also spent € 196 million to redeem the CVRs issued in connection with our acquisition of Saatchi & Saatchi.

      In 2003, our capital expenditures related primarily to the acquisition of a 25% interest in ZenithOptimedia and a 32% interest in Starcom Motive. These acquisitions involved capital expenditures of approximately € 183 million in total. We invested an additional € 118 million in other property, plant and equipment (net of disposals) in 2003.

      For information concerning our level of ownership in the foregoing acquired agencies, and our other subsidiaries as of December 31, 2003, see note 30 to our financial statements. We have made no material divestitures since the beginning of 2001.

      There have been no public takeover offers by third parties in respect of our shares since January 1, 2003, nor, except as described under “— Historical Background,” have we made any public takeover offers in respect of other companies’ shares since that date.

BUSINESS OVERVIEW

      We provide services primarily in the following areas:

•	Traditional advertising services. We provide traditional advertising services primarily through the Publicis Worldwide, Saatchi & Saatchi and Leo Burnett Worldwide networks. We also conduct our traditional advertising operations through smaller units such as Fallon Worldwide and our 49% interest in Bartle Bogle Hegarty, a U.K.-based agency. We generated approximately 55% of our 2003 revenue through these activities.

•	Specialized agencies and marketing services. We provide specialized communications services such as public relations, corporate and financial communications, healthcare communications, direct marketing, sales promotion, interactive communications and design (collectively referred to as “SAMS”) through subsidiaries including Publicis Healthcare Communications Group (Nelson, Medicus, Klemtner/ Saatchi & Saatchi Healthcare), ARC North America, Publicis Dialog, Publicis Consultants, the Triangle Group and Manning Selvage & Lee. Some of these businesses generally act in conjunction with one of our advertising networks while others operate independently. In 2003, approximately 23% of our revenue came from the provision of SAMS services.

•	Media Operations. We conduct media buying operations through ZenithOptimedia Group and Starcom MediaVest Group. Our media sales activities are conducted through Médias & Régies Europe. Approximately 22% of our 2003 revenues were generated by these operations.

Clients

      We provide advertising and communications services to national and multinational clients around the world. A relatively high proportion of our clients are local clients of our subsidiaries around the world, something that we believe is advantageous in that locally-managed clients are often more profitable than those managed on a regional or global basis. Locally-managed clients also tend to be focused on the discrete markets in which they operate and therefore diversify our exposure to fluctuations in general market conditions. Finally, locally-managed clients give us an opportunity to take advantage of, and add to, our intimate knowledge of national and local cultures and business environments and to raise our profile in local markets. No one client accounted for more than 9% of our total revenue in 2003. The following chart lists our largest clients in 2003:

Publicis Worldwide
Allied Domecq Cadbury Schweppes The Coca-Cola Company Heineken Hewlett-Packard L’Oréal Nestlé	Procter & Gamble Renault Sanofi-Synthélabo Siemens UBS Whirlpool

Saatchi & Saatchi
Bel Group Bristol-Myers Squibb Carlsberg Danone Deutsche Telekom Diageo General Mills	Johnson & Johnson Procter & Gamble Toyota/Lexus Visa International Westpac Whirlpool/KitchenAid

Leo Burnett Worldwide
Allstate Fiat Gateway Hallmark Heinz Kellogg McDonald’s	Nintendo Philip Morris Procter & Gamble U.S. Army Visa International Walt Disney General Motors

ZenithOptimedia
Allied Domecq AstraZeneca British Airways General Mills Hewlett-Packard Kingfisher L’Oréal	Nestlé Sanofi-Synthélabo SC Johnson Schering-Plough Toyota/Lexus Verizon

Starcom MediaVest
Allstate The Coca-Cola Company Fiat General Motors Kellogg/Keebler Kraft Masterfoods/Mars	Miller Brewing Paramount Philip Morris Procter & Gamble U.S. Army Walt Disney

Strategy

      With our acquisition of Saatchi & Saatchi in 2000, and our acquisition of Bcom3 and formation of a partnership with Dentsu in 2003, we became a world leader in the advertising and communications industry in terms of geographical presence, array of services and flexibility. Now that we are in the top tier of advertising and communications groups worldwide, our overall priority is to take advantage of the synergies created by our acquisitions by increasing on a country-by-country basis the scope of services we provide to clients, particularly services for which demand is growing rapidly. We also intend to continue pursuing our strategy of making selected acquisitions to round out our geographical presence and service offerings, although on a generally more limited basis than previously. The main components of our strategy are to:

•	Expand our SAMS operations — specialized agencies and marketing services

      We currently have a number of operations that complement our traditional advertising services by providing direct marketing, sales promotion, design, corporate communications, financial communications, interactive communications and public relations services. Demand for these services from our traditional advertising clients is growing; in addition, providing them helps us to build and maintain a “holistic relationship” between us and our clients. Demand is also growing for specialized communications services such as those directed at particular ethnic groups and those relating to specific areas such as healthcare and human resources. We intend to take advantage of these trends by growing our existing SAMS operations and by making selective acquisitions.

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

Financial Targets

      We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of acquired companies, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goal is to achieve a 15% operating margin over the 2004 fiscal year (defining “operating margin” as operating income before amortization of acquisition-related intangibles divided by revenues, in each case as determined under currently applicable French GAAP).

Markets

      We conduct operations in 109 countries and 229 cities around the world. Our primary markets are Europe and the United States. Below we show the contribution of selected geographical markets to our revenue for the years ended December 31, 2003, 2002 and 2001 (in millions of euros):

Year	Europe (including France)	France	North America	Rest of World	Total

2003	1,543	405	1,737	583	3,863
2002	1,243	381	1,295	388	2,926
2001	1,097	383	1,035	302	2,434

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

Business Structure

      Our primary networks — Publicis Worldwide, Saatchi & Saatchi and Leo Burnett Worldwide — primarily provide traditional advertising services, but each has some SAMS operations as well. We are continuing to develop other networks as well, including Bartle Bogle Hegarty (in which we have a 49% interest) and Fallon Worldwide.

•	Publicis Worldwide. This network is comprised of Publicis advertising agencies in 81 countries around the world, including Europe, the United States (where its agencies include Publicis & Hal Riney, Burrell and Sanchez & Levitan), the Middle East, South Africa, the Asia/ Pacific region, Latin America and Canada. Its SAMS operations include Media System, a provider of human resources communications operating in France, Publicis Dialog, a marketing services and interactive communications unit with operations in 22 countries, and Publicis Networks, an interactive unit with offices in five countries.

•	Saatchi & Saatchi. This network consists principally of Saatchi & Saatchi agencies in 84 countries around the world. It also includes The Facilities Group, a U.K. firm that provides a range of technical and creative services in the areas of design, artwork, print and audiovisual production, and Rowland Communications, a public relations and corporate communications specialist with offices in the United States and several countries in Europe.

•	Leo Burnett Worldwide. Headquartered in Chicago, the Leo Burnett Worldwide network operates 84 full service advertising agencies in 96 countries around the world. It also operates a number of SAMS units that focus primarily on direct, database and interactive marketing and sales promotion.

•	Fallon Worldwide. The principal offices of this network are located in Minneapolis, New York City and London, and it has recently opened offices in Sao Paulo, Singapore and Hong Kong.

•	Bartle Bogle Hegarty. This U.K.-based network, in which we have a 49% interest, has offices in London, Singapore, Tokyo, New York and Sao Paulo.

•	Others. Other units in this category include the Kaplan Thaler Group, a New York-based agency, and Japan’s Beacon Communications.

SAMS

Services

      The full range of specialized communications services we offer complements our traditional advertising activities. Services provided by our SAMS operations include:

•	Direct marketing/customer relationship management. Customer relationship management (or “CRM”) focuses on building clients’ relationships with individual customers through the use of direct marketing techniques and other means (as opposed to traditional advertising services, which target groups of consumers or the public at large). Through our CRM operations, we assist clients in creating programs to reach individual customers and enhance brand loyalty. In addition, we provide the appropriate tools and database support to maximize the efficiency of those programs.

•	Sales promotion. Our sales promotion operations seek to increase sales and awareness of clients’ products and consumer loyalty through point-of-sale promotions, coupon programs and similar means.

•	Specialized advertising services. Our specialized agencies provide services that are generally similar to those offered by our traditional agencies. Unlike traditional agencies, however, our specialized operations focus on particular areas of advertising that have distinct characteristics and require special knowledge and experience. We provide specialized services primarily in the following areas:

•	Healthcare communications. We have a network of agencies that work exclusively with clients in the healthcare industry to reach consumers and doctors and other medical professionals through advertising campaigns, medical conferences and symposia and other means. These agencies also provide marketing services such as public relations, consulting and sales personnel recruitment and training.

•	Human resources communications. Through our human resources operations, we create employee recruitment-related advertising, including classified advertising and campaigns to improve a client’s overall image with prospective applicants, for companies seeking job applicants and recruiting firms. We also assist clients in developing internal communications programs.

•	Multicultural communications. Some of our agencies have developed expertise in creating advertising and communications services aimed at specific ethnic groups, particularly African-Americans and Hispanics in the United States.

•	Corporate and financial communications. We provide corporate and financial communications services designed to help clients deliver their message to investors and the public and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

•	Public relations. Our public relations services are designed to assist clients with the management of their ongoing relations with the press and the public. These services include (i) strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors, (ii) product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers, and (iii) media relations services, which help clients enhance their brand recognition and image.

•	Design. Our design services are intended to enhance the visual symbols that affect a client’s image and to ensure that the design and packaging of products are consistent with the means used to market them.

•	Interactive communications. Our interactive communications services consist primarily of website and intranet design, Internet-related direct marketing and related services and banner advertisement design.

Business Structure

      We provide SAMS services both through our traditional advertising networks and through independent operations. Our SAMS business units include the following:

•	Direct marketing/ CRM/sales promotion/digital communications. Our CRM, sales promotion and related operations include ARC North America, Publicis Dialog and the Triangle Group.

•	Specialized advertising services. Our healthcare operations are carried out through the Publicis Healthcare Communications Group. Other specialized agencies include Burrell Communications and Vigilante, Lápiz and Bromley Communications in multicultural communications and Media System/ Talentvillage in human resources communications.

•	Corporate and financial communications and public relations. We provide these services primarily through Publicis Consultants, a specialized agency focusing upon corporate communications, financial communications, public relations and design, and Manning Selvage & Lee, a public relations agency. Publicis Consultants has offices in the United States (where its operations include Winner & Associates), as well as France and elsewhere in Europe. Manning Selvage & Lee has its headquarters in New York and offices in countries around the world.

•	Other. Our SAMS units in other categories include Carmi & Ubertis Design and Carré Noir in design, and Capps Digital and Mundocom in pre-press.

Media Operations

Services

•	Media buying. Our media buying services are often, though not always, provided in conjunction with other advertising services. Through our media buying operations, we analyze various media outlets, including television, print, radio, Internet and outdoor venues, and demographic and ratings information. In light of this analysis, we help plan the most effective means of pursuing an advertising or communications strategy. We then book the media space necessary to implement the strategy, using our experience and buying power to obtain favorable rates for our clients.

•	Media sales. Our media sales operations sell advertising space in outdoor media, print, radio and movie theatres to advertising and media buying firms on behalf of media companies. In some instances, they sell space to advertising and media buying operations that are part of our group. They do so, however, on an arm’s-length basis, dealing with those businesses on the same terms as other customers.

Business Structure

•	Media Buying. Our media buying operations consist primarily of ZenithOptimedia Group and Starcom MediaVest Group. ZenithOptimedia conducts media buying operations in 58 countries around the world. It has a strong presence in the United Kingdom, the United States, Germany, France and Spain. Starcom MediaVest conducts media buying operations in 67 countries around the world, with a particularly strong presence in the United States.

•	Media Sales. We conduct media sales activities through Médias & Régies Europe through subsidiaries including Métrobus and Régie 1 (France), JC Decaux Nederland, a 50/50 joint venture with JC Decaux (Holland), Publisistemas (Spain) and Médiavision (France and international).

Research Programs

      We have developed a number of programs designed to enhance the effectiveness of our communications services by providing anthropological, psychological and cultural insights into the behavior and attitudes of consumers and other target audiences. These programs include the following:

•	Getting It Right Together. A strategic planning process developed within the Publicis Worldwide network, Getting It Right Together is designed to ensure that a viable strategic opportunity and/or brand concept is identified before creative work is initiated.

•	Context Analysis. A media screening tool used by agencies in the Publicis Worldwide network involved in strategic planning. Context Analysis uses sociological methods to track new trends and analyze the way the media covers them.

•	Tweens. A qualitative research tool intended to aid analysis of teenager behavior and lifestyles. Tweens is used by agencies in the Publicis Worldwide network.

•	The Ideas Brief. A system developed by Saatchi & Saatchi to help an agency identify ideas for transforming a client’s business, brand and reputation. The system has three parts: the “Equity Onion,” which is used to identify a brand’s core values or essence, the “Brand Axle,” used to identify the extent to which a brand associated with one product can be successfully used to market other products, and the “Brand Temple” for multi-product companies that use several sub-brands.

•	The Ideas Toolkit. A Saatchi & Saatchi program that facilitates the monitoring of the effectiveness of a communications program using anthropological and psychological methods.

•	Yurban. A unit of Burrell Communications dedicated to researching marketing strategies aimed at urban youth.

•	Zoom. Zoom (Zenith Optimisation of Media) is a series of tools used, among other things, to model the effectiveness of proposed advertising campaigns, evaluate media outlets and media-use strategies and track audience responses to major events.

•	The Brand Belief System. A tool used in the Leo Burnett Worldwide network to analyze and develop the customer loyalty effects of a communications strategy.

•	Tardiis. A program used to determine the optimal placement of commercials for a brand within a particular television schedule. This program (like Innovest, BattleField, Wear-out, Market Contact Audit and Passion Groups, all of which are described below) is used by Starcom MediaVest.

•	Innovest. A system designed to identify and influence potential “early adopters” of products and services.

•	BattleField. A tool that uses market share, pricing and other factors to predict the impact of changes in advertising spending or strategy on a brand’s sales.

•	Wear-out. A system that measures the decline in a television commercial’s effectiveness over time.

•	Market Contact Audit. A system designed to compare the expected effectiveness of different communications strategies and maximize their cost-effectiveness. Starcom MediaVest provides this system under license from Integration, the firm that developed it.

•	Passion Groups. A qualitative and quantitative system designed to identify potential consumers through their interests and lifestyles rather than by demographic categorization.

Competition

      Our principal competitors include major international advertising and communications groups such as Omnicom Group, Inc., the Interpublic Group, WPP Group plc, Grey Global and Havas, independent local advertising agencies in markets around the world, and SAMS businesses that focus on specialized areas of communications services.

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

      Governmental authorities in a variety of countries have proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that limits the collection and use of information regarding Internet users in Europe. In addition to government activity, a number of industry and privacy advocacy groups from time to time consider various new, additional or different self-regulatory standards. Because our marketing services activities rely on the collection and use of client data, new regulations or standards imposed in this area could have an adverse impact on our operations.

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

Organizational Structure

      We conduct our operations through over 1,000 direct and indirect subsidiaries. Information concerning our consolidated subsidiaries is provided in note 30 to our financial statements.

Property, Plants and Equipment

      We conduct operations in 229 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2003, we owned real property assets with a net book value of € 46 million. Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysées in Paris. We use approximately 12,000 square meters of office space in the building for advertising and communications activities.

Item 5:	Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with the financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See note 31 to our financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our net income and shareholders’ equity as calculated under French GAAP. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Key Information — Risk Factors.”

OVERVIEW AND OUTLOOK FOR 2004

      Our company grew dramatically in the 2001-2003 period, becoming one of the four largest advertising and communications groups in the world. This growth resulted primarily from acquisitions. Although market conditions were generally weak over much of the period, improvement in the performance of our existing businesses made some contribution to our growth as well.

      We expect the world advertising and communications market, which experienced significant contraction in 2001, 2002 and part of 2003, to continue its general recovery in 2004. We also expect, however, that clients may continue to experience significant pressure to reduce costs, including those associated with advertising. In addition, challenging market conditions in some areas, particularly in northern Europe, appear likely to persist over the near term. Nevertheless, we believe that our success in attracting new business in 2003 and the benefits of our continued integration of Bcom3 will allow us to post stronger revenue growth than many of our competitors in 2004.

      The significant accounts we won in 2003 include the following:

      Global/multicountry — Allied Domecq, Sanofi-Synthélabo, Minute Maid, Cadbury, Toyota/Prius, McDonald’s/Big Mac, Subway, P&G/Wella and the International Olympic Committee in advertising, and Wyeth in media services.

      Regional/local — In advertising, BellSouth (Latin America), Danone (Asia), Visa International (Latin America), Bel Group (Europe), Wyeth (U.S.), Westpac Bank (Australia and New Zealand), Toyota (additional assignments in the U.S.), Deutsche Telekom/T-Com (Germany), Pfizer/Zoloft and Celebrex, ConAgra/Healthy Choice (U.S.) Citibank (Asia), and EDF (France). In media services, Miramax (U.S.), Toyota/Scion (U.S.), Coca-Cola (U.S., China), Visa International and BellSouth (Latin America).

      In addition, we have won a number of new accounts since the beginning of 2004, including (i) GM/Cadillac (China), McDonald’s (Thailand and India), P&G/Olay Daily Facials and BT Broadband (U.K.) in advertising, (ii) Capital One and P&G/Always, Whisper and PUR (U.S.) in SAMS, and (iii) Mars/Masterfoods, Ferrero, Interbrew/Beck’s (several European countries), Coca-Cola (Hong Kong) and Wella (U.K.) in media services. We expect that these new contracts will help to offset accounts lost in 2003 and early 2004, which included advertising accounts with Philips, Plénitude/L’Oréal and Roche (worldwide), Capital One, Johnson & Johnson/Tylenol, Lexmark, Earthlink and Delta Airlines (U.S.), and Carrefour (France) and media accounts with Office Max, NRMA, EarthLink and McDonald’s.

Other Factors

      Among the factors that could cause our results of operations to differ materially from our expectations are those described under “Key Information — Risk Factors.”

BASIS OF PRESENTATION

      Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”). The reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underly the preparation of our financial statements. We base our estimates on our experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of our assets and liabilities. Actual results may differ significantly from these estimates.

      When comparing our performance between years, we discuss non-GAAP financial measures relating to the impact that foreign currency rate changes, acquisitions/dispositions and organic growth have on reported revenue. For example, we determine organic revenue growth by adjusting reported revenues of the prior year:

•	To apply current year foreign exchange rates to prior year local currency figures;

•	For entities acquired, by including current year revenue in prior year revenue; and

•	For entities sold, by excluding prior year revenue so that the period of consolidation is similar in both years.

      Our management believes that discussing organic revenue provides a better understanding of our revenue performance and trends than reported revenue because it allows for more meaningful comparisons of current period revenue to that of prior periods. Our management also believes that organic revenue determined on a generally comparable basis is a common measure of performance in the industry in which we operate.

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

Allowance for Doubtful Accounts

      Accounts receivable is presented net of our allowance for doubtful accounts. An allowance for doubtful accounts is recognized for accounts receivable for which there is a collection risk. The allowance is assessed based on past experience, reviews of ageing and analysis of specific accounts.

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

Revenue Recognition

      Substantially all of our revenue is derived from commissions and fees for advertising and communications services. A written agreement with clients (purchase order, letter, contract, etc.) indicating the nature and the amount of the work to be performed is a prerequisite for any recognition of revenue. For commission based customer arrangements, including advertising creation and media space buying services, revenue is recognized at the date of broadcast or publication. For sales of technical advertising (radio, television, movies, brochures, mailings, studies, etc.), revenue is recognized following final client acceptance of the delivered product. For fees (project based arrangements, fixed-fee contracts, time-based arrangements, etc.), revenue is recognized when the service is rendered, based on the percentage of completion method. Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon our performance for the client measured against specified qualitative and quantitative objectives. We recognize the incentive portion of the revenue under these arrangements when the client achieves the relevant goals, the bonus is no longer contingent or refundable under the contractual arrangement with the client and when collectibility is assured.

Scope of Consolidation

      Except where otherwise indicated, information regarding operations acquired in the 2001-2003 period is included in our financial statements only from the date of acquisition. For example, we include only three months (plus five days) of results for Bcom3 in our 2002 financial statements because we acquired it at the end of September 2002. We have not disposed of any material operations since the beginning of 2001.

CONSOLIDATED OPERATIONS — 2003 COMPARED TO 2002

Our Company as a Whole

Revenue

Total

(€ millions)
2002 (as published)	2,926
2002 Proforma revenue including Bcom3 for the entire year	4,280
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	(491)
Other changes in scope of consolidation	(1)
2002 Revenue at comparable exchange rates and scope of consolidation	3,788
Organic growth(1)	75
2003	3,863

(1)	In percentage terms, organic growth was 2%, or € 75 million divided by 2002 revenue at comparable exchange rates and scope of consolidation of € 3,788 million.

      Our revenues for 2003 came to € 3,863 million, an increase of 32.0% from the € 2,926 million generated in 2002. This increase was primarily due to the inclusion of a full year of results from Bcom3 (which was consolidated over one quarter and five days in 2002), partially offset by the negative effects of changes in exchange rates. The bulk (70%) of the exchange rate effect resulted from the rise of the euro against the dollar. Organic growth was 2%, reflecting stronger results, mostly in the second half of the year, in North

America, the Asia/Pacific region, Latin America, Africa and the Middle East. Growth in those areas more than offset continued contraction in Europe.

Expenses

      Total operating expenses rose 33.1% to € 3.2 billion from € 2.4 billion in 2002. As a percentage of revenues, expenses rose from 81.8% in 2002 (including “other operating income” in expenses as described in note 2.1 to our financial statements) to 82.5% in 2003. This increase primarily reflected a rise in payroll expenses from 56.7% to 58.3%, which can be explained by (i) the fact that in 2002, Bcom3 was consolidated only for what is typically its most profitable quarter and therefore contributed to an improved personnel cost ratio and (ii) the addition of payroll expenses relating to temporary and free-lance employees (which had previously been classified as “other operating expenses”). The latter change also contributed to a reduction in other operating expenses, which fell from 25.1% of revenues to 24.1% of revenues in 2003, although the effect of cost savings from the continuing integration of Bcom3 played a larger role.

Depreciation and Amortization

      Depreciation and amortization on all assets other than goodwill rose from € 104 million in 2002 to € 124 million in 2003 as a result of the consolidation of Bcom3 for the full year.

Operating Income

      For the reasons stated above, our operating income before depreciation and amortization rose 27% to € 677 million in 2003. Operating income before amortization of acquisition-related intangibles rose from € 429 million to € 553 million and overall operating income increased from € 405 million to € 522 million. Operating margin, which we define as operating income before amortization of acquisition-related intangibles divided by revenues, fell slightly from 14.7% to 14.3%. This decline resulted from the fact that in 2002, Bcom3 was consolidated only for what is typically its most profitable quarter.

Financial Income/ Expense

      We incurred net financial expense of € 60 million in 2003, up from € 28 million in 2002. This increase reflects primarily (i) an increase in indebtedness, (ii) the inclusion of interest payments on our ORANE bonds, which had previously been treated as dividend payments (see note 2.2 to our financial statements for a description of those bonds), and (iii) the full year effect of interest on discounted Bcom3 property lease provisions.

Exceptional Income/ Charge

      Exceptional items represented a net charge of € 7 million in 2003, up from a charge of € 3 million in 2002. The 2003 charge resulted from capital losses incurred in connection with asset sales (€ 2 million) and write downs relating to discontinued operations (€ 5 million).

Income Tax

      We incurred income tax of € 172 million in 2003, up from € 132 million in 2002 (see note 2.1 to our financial statements for a description of changes in our presentation of certain tax-related items). The effective tax rate came to 37.8%, compared to 33.1% in 2002. This increase was caused by changes in the income statement presentation relating to amortization expenses on intangible assets arising from acquisitions and interest payments on our ORANE bonds, as well as the fact that an increased proportion of our revenue was generated in countries with relatively high corporate taxes, in particular the United States.

Income from Companies Accounted for by the Equity Method

      There was no material change in our interest in the income of affiliates accounted for by the equity method (€ 4 million in 2003 compared to € 3 million in 2002).

Goodwill Amortization

      Amortization of goodwill amounted to € 113 million in 2003, up from € 69 million in 2002, due primarily to the acquisition of Bcom3.

Minority Interests

      Minority interests in income fell from € 29 million in 2002 to € 24 million in 2003, due primarily to our acquisition of all of the stock of ZenithOptimedia Group and Starcom Motive we did not previously own.

Net Income and Earnings Per Share

      For the reasons stated above, consolidated net income amounted to € 150 million, up from € 147 million in 2002. Net earnings per share came to € 0.82, down from € 0.99 in 2002.

By Geographical Area

France

      In France, market conditions continued to be unfavorable throughout the year. Although group revenue rose to € 405 million from € 381 million in 2002, this was due primarily to the Bcom3 acquisition. Our existing operations reported negative revenue growth due to weak results from our advertising, media sales and marketing services operations.

Europe Outside France

      Revenue from the rest of Europe was € 1,138 million in 2003, up from € 862 million in 2002. This change was largely the result of the Bcom3 acquisition. As in France, revenue growth from existing operations was negative due to challenging market conditions.

      The Publicis Worldwide network experienced difficulties early in the year in a number of countries, including Germany, Switzerland, Italy and Spain, but achieved significant improvements in those markets as the year progressed. Growth was satisfactory in the United Kingdom throughout the year. Poor economic conditions, however, led to negative revenue growth in the Netherlands and Scandinavia.

      The Leo Burnett Worldwide network experienced difficulties in the region in 2003, in part due to the problems faced by Fiat, one of its major clients. In addition, market conditions were poor in Scandinavia and, until the end of the year, in Italy and Spain as well.

      Saatchi & Saatchi also had a difficult year in the region. The London office lost accounts with the British Army and Sony and its German operations faced the loss of an account with Commerzbank. Saatchi & Saatchi’s winning of a new account with the Bel Group, however, improves its outlook in the region for 2004.

      Our media services operations reported mixed results, with positive showings in some countries, such as Spain, the United Kingdom and Russia, and declines in others such as Germany and Italy.

North America

      In North America, our revenues were € 1,737, up 34.1% from € 1,295 million in 2002. This increase was caused primarily by the inclusion of a full year of results from Bcom3, although improving market conditions contributed as well.

      The Publicis Worldwide network’s operations benefited from the Hewlett-Packard/ Compaq account won in 2002 as well as from accounts (including Procter & Gamble and Heineken) transferred by D’Arcy, a network we dissolved during the year. These accounts more than made up for losses of accounts with Ciba Vision and TGI Friday.

      Leo Burnett suffered the full effect of the loss of the USPS account in 2002 as well as losses in 2003 of accounts with Delta Airlines and Polaroid. However, these losses were almost completely offset by increased spending from existing clients. Moreover, we expect that accounts with new clients, including Gateway Computers, ConAgra/ Healthy Choice, Wella and McDonald’s/ Big Mac will offset the effect of accounts lost late in 2003, in particular Philips.

      Saatchi & Saatchi had positive growth in the region in 2003, mostly due to increased spending from major clients such as Toyota, General Mills and Procter & Gamble. Saatchi & Saatchi’s outlook for 2004, however, may be adversely affected by the loss of its U.S. account with Johnson & Johnson/ Tylenol, Pepcid, Saint Joseph Aspirin and Mylanta at the end of 2003.

      Fallon resumed growth after a difficult year in 2002, winning accounts with clients including Virgin Mobile. Kaplan Thaler generated strong revenue growth as well.

      Our media services operations also reported gains, as the effects of lost accounts (including those with Burger King, Denny’s and Exxon Mobil) were more than offset by increased spending from other clients (including GM, Procter & Gamble, Kraft and Allstate), improved market conditions and gains from clients added in 2002, especially Miramax. Starcom MediaVest’s Diversified Services Group, which provides a variety of marketing services, reported significant growth.

      On the other hand, a number of SAMS units, including the Publicis Healthcare Communications Group and Frankel, had disappointing years, due in part to the management time and attention required to be invested in the process of restructuring and rationalizing those operations.

Rest of World

      In the rest of the world, our revenues were € 583 million, up from € 388 million in 2002. Although this was primarily due to the Bcom3 acquisition, improving market conditions in a number of regions also had an impact.

      For Publicis Worldwide, revenue growth was strong across most of Latin America. The primary exception was Brazil, which suffered poor economic conditions throughout most of the year, though some improvement was evident in the fourth quarter. Growth in Australia/ South-East Asia, Malaysia and Singapore more than offset disappointing performances in China, Thailand, Taiwan and Korea.

      Leo Burnett generated strong growth in a number of markets, especially in the Asia/ Pacific region (despite the continuing effects of its loss of the Woolworth’s account in Australia), the Middle East and Latin America (except Venezuela). Saatchi & Saatchi reported significant revenue growth, also due to improving conditions in Latin America and the Asia/ Pacific region.

      Our media services operations reported gains throughout Asia, but reported little growth in South America despite the effects of the BellSouth contract.

CONSOLIDATED OPERATIONS — 2002 COMPARED TO 2001

Our Company as a Whole

Revenue

Total

(€ millions)
2001	2,434
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	(77)
Changes in scope of consolidation	687

2001 Revenue at comparable exchange rates and scope of consolidation	3,044
Organic growth(1)	(118)
2002	2,926

(1)	In percentage terms, organic growth was negative 3.9%, or negative € 118 million divided by 2001 revenue at comparable exchange rates and scope of consolidation of € 3,044 million.

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

Depreciation and Amortization

      Depreciation and amortization on all assets other than goodwill rose from € 84 million in 2001 to € 104 million in 2002. This increase reflected the impact of acquisitions, including a number of SAMS businesses, an additional 25% interest in Zenith Media and, most significantly, Bcom3 in the final quarter.

Operating Income

      For the reasons stated above, our operating income before depreciation and amortization rose from € 426 million to € 533 million in 2002. Operating income before amortization of acquisition-related intangibles rose from € 342 million to € 429 million and overall operating income increased from € 327 million to € 405 million. Operating margin was 14.7%, or 13.8% excluding Bcom3 (the difference being attributable to the fact that Bcom3 was consolidated over what is typically its most profitable quarter), compared to 14.1% in 2001.

Financial Income/ Expense

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

Exceptional Income/ Charge

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

Goodwill Amortization

      Amortization of goodwill amounted to € 69 million in 2002, up from € 50 million in 2001, due primarily to the acquisition of Bcom3 and an additional 25% interest in Zenith Media.

Minority Interests

      Minority interests in income rose from € 19 million in 2001 to € 29 million in 2002, due primarily to the full consolidation of Zenith Media and the corresponding creation of a 25% minority interest in the ZenithOptimedia Group, as well as the addition of minority interests held by Bcom3.

Net Income and Earnings Per Share

      For the reasons stated above, consolidated net income amounted to € 147 million, down from € 151 million in 2001. Net earnings per share were € 0.99 compared to € 1.09 in 2001.

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

Europe Outside France

      Our business in the rest of Europe generated revenues of € 862 million, up from € 714 million in 2001, primarily as a result of the Bcom3 acquisition, partially offset by generally adverse economic conditions. These conditions were responsible for negative organic growth rate in the region (excluding Bcom3). Spain, Germany, the Netherlands and the Scandinavian countries were particularly affected.

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

North America

      In North America, our revenues were € 1,295 million in 2002, up from € 1,035 million in 2001, primarily as a result of Bcom3. Reflecting continued weakness in the overall U.S. economy, organic growth in the region was negative for the year, although it became positive in the fourth quarter.

      The advertising agencies in the Publicis Worldwide network — Publicis & Hal Riney, Publicis Evans, Publicis Bloom and Burrell — generated lower revenues in 2002 because of an adverse economic climate and some client losses. Publicis & Hal Riney suffered a particularly steep fall, due in part to the loss of the Saturn and First Union/ Wachovia accounts. However, most agencies improved revenues in the second half, reporting year-on-year rises as a result of improving market conditions and new business wins, including the worldwide account for Hewlett-Packard/ Compaq products and solutions.

      For the Saatchi & Saatchi agencies, organic revenues were up slightly for the year, reflecting increased revenues from Procter & Gamble, Toyota/ Lexus and General Mills, as well as the first benefits of new accounts with Pillsbury and KitchenAid. Declines in the revenues of Rowland, hit by a decrease of business with DuPont, were offset by good performances from New York and Los Angeles agencies, TeamOne and Conill Advertising.

      Leo Burnett, like other businesses in North America, reported a marked improvement at the end of the year. The main accounts lost during the year were Leo Burnett’s USPS and D’Arcy’s Mars and Burger King accounts.

Rest of World

      In the rest of the world, our revenues were € 388 million in 2002 compared to € 302 million in 2001, primarily as a result of the Bcom3 acquisition. Organic growth for the region was modestly positive, reflecting improvements in market conditions in the Asia/ Pacific region, Latin America and the Middle East.

      Publicis Worldwide revenues in the Asia/ Pacific region rose slightly, as a number of regional markets improved from the end of the first quarter, particularly Australia, New Zealand, Korea, the Philippines, India, Thailand and Indonesia. However, business in other countries declined, particularly for agencies in China and Japan. Growth was relatively strong in the Middle East and South Africa. In Latin America, growth in Mexico, Chile, Colombia and Venezuela offset steep falls in Peru, Argentina and Uruguay. Revenues in Brazil were practically unchanged from the previous year.

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

      Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was € 559 million in 2003, down from € 574 million in 2002. This decrease reflected restructuring charges relating to the integration of Bcom3 (primarily severance payments and charges relating to the consolidation of real property leaseholdings and office space use), partially offset by a reduction in our working capital requirement resulting from our “Focus on Cash” program. We expect that this program, which we initiated in 2003 to improve the efficiency of our working capital management and billing practices, will continue to improve our cash flow from operating activities going forward.

      Net cash flow from investing activities includes acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences in other investments and marketable securities. Net cash used in investing activities was € 677 million in 2002, up from € 139 million in 2002. The change is largely attributable to increased capital expenditures, our purchase of € 380 million of credit linked notes and an increase in cash used to make acquisitions. Cash used for acquisitions (net of cash from disposals) increased from € 75 million in 2002 to € 200 million in 2003, primarily as a result of our acquisition of minority interests in ZenithOptimedia and Starcom Motive.

      Net cash flow from financing activities includes dividends, changes in debt position and share repurchase programs. Net cash provided by financing activities was € 450 million in 2003, compared to net cash used in financing activities of € 127 million in 2002. This change resulted largely from an increase in indebtedness, a decrease in purchases of our own shares and the fact that we expended € 196 million in 2002 to redeem the CVRs issued in connection with our acquisition of Saatchi & Saatchi and there was no equivalent transaction in 2003.

      There are no significant legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances.

      Currently unused sources of liquidity include short term bank facilities and a € 700 million syndicated credit facility. We expect that we will be able to satisfy our cash requirements for the next 12 months from cash flow generated by operations and these sources of funds. With respect to acquisitions made in the ordinary course of our business, our general policy is to avoid dilution of existing shareholders by using cash or treasury shares to make acquisitions, although we may incur some additional indebtedness in connection with acquisitions.

CAPITAL RESOURCES AND INDEBTEDNESS

      As of December 31, 2003, we had total outstanding financial indebtedness of € 3,188 million (compared to € 2,762 million as of December 31, 2002). This indebtedness was comprised of the following: € 200 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 672 million in obligations under our 0.75% notes due 2008, € 650 million in obligations under bonds with attached equity warrants issued in the Bcom3 transaction, € 124 million in bank loans, € 451 million of bank overdrafts, € 146 million in capitalized lease obligations and € 16 million in accrued interest. Net financial indebtedness was € 1,166 million, a figure calculated by subtracting from the total (i) € 392 million in principal amount and accrued interest on our credit linked notes (see “— Off Balance Sheet Arrangements”), (ii) € 215 million of the redemption premium noted above, (iii) € 196 million in marketable securities and (iv) € 1,219 million in cash and cash equivalents. See “Quantitative and Qualitative Disclosures About Market Risk” for a summary of the maturity, currency and interest rate structure of our indebtedness and for information concerning our use of financial instruments for hedging purposes.

      As described under “Information on the Company — Business Overview — Seasonality,” we often generate greater revenue in the second and fourth quarters of the year than we do in the first and third quarters. As a result, our financing needs are sometimes greater in the first and third quarters.

COMMITMENTS FOR CAPITAL EXPENDITURES

      As of December 31, 2003, we had no material commitments for capital expenditures other than those relating to earn-out provisions pursuant to which we may be required to pay former owners of acquired companies a maximum of € 86 million. We intend to finance these expenditures through cash from operations and, if necessary, additional bank loans.

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

OFF BALANCE SHEET ARRANGEMENTS

      In July 2003, we purchased € 380 million principal amount of credit linked notes issued by a special purpose entity. This purchase was part of a series of transactions the primary effects of which were to allow former Bcom3 shareholders to monetize the debt component of the bonds issued in the Bcom3 transaction and to cause us to assume the credit risk associated with those bonds.

      These transactions can be summarized as follows: (i) Deutsche Bank purchased the debt component of all of the bonds issued in the Bcom3 transaction, (ii) Deutsche Bank entered into derivatives transactions (a credit default swap and an asset swap) with the special purpose entity pursuant to which the entity assumed all of the credit and interest rate risk associated with the debt component of the bonds, and (iii) the entity, the sole assets of which are government bonds and derivatives intended to ensure its ability to satisfy its obligations under the credit linked notes, issued those notes to us for an aggregate price of € 380 million. The fair value of the credit linked notes is exposed to interest rate risk (as a fixed rate investment) and credit risk (as a result of the credit default swap). Under U.S. GAAP, the entity is considered a “Variable Interest Entity” and is consolidated in our accounts under FIN 46. Further information regarding our credit linked notes is provided in note 5 to our financial statements.

CONTRACTUAL OBLIGATIONS

      The following table summarizes our estimates of amounts due pursuant to contractual obligations to which we were subject as of December 31, 2003.

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In millions of euros)
Long-Term Debt Obligations(1)	3,042	726	32	683	1,601
Capital (Finance) Lease Obligations	146	9	18	18	101
Operating Lease Obligations	1,551	229	412	357	553
Purchase Obligations(2)	129	81	27	19	2
Other Long-Term Liabilities Reflected on the Balance Sheet under French GAAP(3)	86	36	13	0	37
Total	4,954	1,081	502	1,077	2,294

(1)	Long-term debt obligations were comprised of the following: € 200 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 672 million in obligations under our 0.75% notes due 2008, € 650 million in obligations under bonds with attached equity warrants issued in the Bcom3 transaction, € 124 million in bank loans, € 451 million of bank overdrafts and € 16 million in accrued interest. Excluding bank overdrafts, most of our debt consists of bonds which do not include specific covenants, but only standard credit default event clauses triggered by liquidation, bankruptcy, or default (either on the debt itself or on other indebtedness if the amount defaulted on exceeds a specified threshold). Early redemption options are exercisable by bondholders only from January 2006, except in the case of our 2.0% notes due 2007, which were classified as short-term debt as of December 31, 2003. In February 2004, the vast majority of the holders of these bonds exercised their right to early redemption effective as of March 1, 2004 for an aggregate amount of € 192 million.

(2)	Purchase obligations relate to standard call options to repurchase minority interests, the value of which has been estimated on the basis of contractual clauses as of the latest available date.

(3)	Other long term liabilities reflected on the balance sheet under French GAAP relate to earn-out provisions (see “— Commitments for Capital Expenditures”).

MOVE TO IFRS ACCOUNTING STANDARDS

      We will be required to adopt International Financial Reporting Standards (“IFRS”) as our primary generally accepted accounting principles (“GAAP”) by 2005 pursuant to EU regulations applicable to European public companies. The content of the full set of IFRS applicable by 2005 is not yet known and still subject to endorsement by the European Commission. Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP is amended as proposed in March 2004 to allow foreign private issuers such as our company to include only two years of audited financial statements for their first year of reporting under IFRS, we intend to select January 1, 2004 as our transition date to IFRS and will therefore present restated 2004 and 2005 IFRS financial statements in our 2005 Form 20-F and continue to report under French GAAP as primary GAAP until then (i.e., in 2004).

      In January 2004, under the guidance of our financial management, we created IFRS implementation task forces to identify principal accounting differences and to prepare the opening balance sheet at January 1, 2004 in accordance with the rules applicable in 2005. Certain important standards and interpretations which will be in force at December 31, 2005 have not yet been published by the IASB in final form. This is true in particular of the standards relating to business combinations (ED 3) as well as revised versions of standards relating to asset impairment (IAS 36) and intangible assets (IAS 38). In addition, none of the foregoing standards, or other standards already issued by the IASB, have yet been enacted by the EU (e.g., standards relating to financial instruments (IAS 32 and IAS 39), first-time implementation of IFRS (IFRS 1) and all the revised standards included within the “improvements” framework). Taking into consideration the anticipated revision of certain standards and the future publication of new standards, we are not able at this time either to identify or estimate the effects of the transition to IFRS relating to the following:

•	standards relating to impairment of assets

•	methods of accounting for employee share-based compensation

•	standards relating to financial instruments, most notably IAS 32, a standard that separates the debt component from the equity component of all hybrid instruments. We have a number of hybrid instruments outstanding (see notes 14 and 16 to our financial statements) and anticipate that the following separation method will be used. The debt portion of the security in question will be valued according to the amortized cost method while the equity portion will be defined as the difference between the debt portion and the fair value of the instrument as a whole at the issuance date. Once determined, the equity portion will remain unchanged at the end of each accounting period. Any derivatives incorporated and identified in the various contracts will be accounted for separately at fair value.

•	various specific measures relating to the implementation of IFRS concerns, most notably:

•	whether to restate the business combinations that occurred before January 1, 2004, in particular the acquisition of Saatchi & Saatchi, which was accounted for using the alternative method (méthode dérogatoire) in accordance with article 215 of French accounting standards;

•	valuation of assets at January 1, 2004 and whether to account for certain identified assets at fair value;

•	write offs of actuarial gains and losses on pension plans;

•	write offs of capitalized foreign exchange gains and losses via retained earnings.

      At this stage in the project, the task force has identified the principle differences between IFRS (as known as at year-end 2003) and the accounting principles actually used by our company, to our best knowledge, based on the status of the project (the diagnostic phase is still in progress) and our current understanding of the standards that will be applicable in 2005:

•	Presentation of the financial statements — The presentation of our income statement will change primarily in that the valuation allowance expense on goodwill will be shown as an operating expense. The adoption of a current versus non-current approach is required for the balance sheet.

•	Segment information — Since the various entities within our company have similar rates of profitability and do not present different degrees of risk, we concluded that the company is comprised of only one segment.

•	Goodwill — The future standard on business combinations prohibits the amortization of goodwill.

•	Treatment of credit linked notes — The entity issuing our credit linked notes, while having no investment links with our company, will be consolidated and shown in the opening IFRS balance sheet. The assets and liabilities of this entity would be accounted for as follows. The government bonds held by the entity would be classified as investments available for sale and the changes in the fair value would be accounted for via equity. The asset swap and the default credit swap are treated as derivatives and accounted for at fair value with changes in fair value being charged to the income statement.

      Work is ongoing concerning the conversion to IFRS and the related information technology systems requirements.

      For information regarding risks related to our adoption of new accounting standards, see “Key Information — Risk Factors.”

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

      Under U.S. GAAP, our net income (loss) amounted to € 155 million in 2003, € (14) million in 2002 and € (647) million in 2001, compared to € 150 million, € 147 million and € 151 million, respectively, under French GAAP. Under U.S. GAAP, shareholders’ equity amounted to € 3,403 million at December 31, 2003, € 3,846 million at December 31, 2002 and € 1,890 million at December 31, 2001, compared to € 726 million, € 1,501 million and € 283 million, respectively, under French GAAP.

      The differences between French GAAP and U.S. GAAP are more fully described in note 31 to our consolidated financial statements. In terms of their effect on our net income, the differences consist mainly of (i) the amortization of tangible assets, intangible assets and goodwill related to the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the alternative method under French GAAP (which is similar to the pooling of interests method formerly available under U.S. GAAP), (ii) the change in contingent value rights issued in connection with the business combination with Saatchi & Saatchi, which is recognized in earnings under U.S. GAAP and resulted in a charge of € 31 million in 2002; under French GAAP, those rights were not recorded as a liability until December 31, 2001, (iii) in 2001, the impairment charge of € 584 million recognized in earnings to write down the carrying value of the goodwill related to the acquisition of Saatchi & Saatchi to fair value, (iv) restructuring charges capitalized as part of net assets acquired for certain business combinations that are disallowed and charged to expense under U.S. GAAP, (v) changes in the fair values of certain embedded derivatives inherent in our 2.0% notes due 2007 which are recognized in earnings under U.S. GAAP, but are considered to be off-balance sheet commitments under French GAAP, (vi) in accordance with the adoption of SFAS 142, as a result of the transitional impairment test, the net impairment charge of € 160 million recorded in 2002 as a “Cumulative effect of accounting change” on the consolidated statement of operations to write down the carrying value of intangibles with indefinite useful lives to their fair values, (vii) the reversal of goodwill amortization expense recorded under French GAAP, as goodwill is no longer amortized under U.S. GAAP but reviewed annually for impairment, (viii) the impact of provisions recorded in our French financial statements in prior years that were not in accordance with U.S. GAAP requirements for recording provisions and contingencies, (ix) compensation arrangements related to acquisitions, which were recorded using the purchase accounting method in our French financial statements and are recorded as compensation expense when incurred under U.S. GAAP, (x) the consolidation of the entity that issued the credit linked notes; the entity is not consolidated under French GAAP due to the absence of an interest in the entity’s capital as of December 31, 2003, but is considered a variable interest entity subject to consolidation under U.S. GAAP and (xi) the reversal of the interest income recorded through the amortization of equity warrants classified as long-term debt in accordance with French GAAP, but classified as paid-in capital under U.S. GAAP.

      In addition, classification differences between French GAAP and U.S. GAAP give rise to differences in operating income, relating in particular to the amortization of goodwill.

      The differences between French GAAP and U.S. GAAP in terms of their effect on shareholders’ equity at December 31, 2003, 2002 and 2001 relate primarily to (i) the accounting for the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the derogatory method under French GAAP, (ii) the valuation of marketable securities, which are recorded at fair value under U.S. GAAP and historical cost under French GAAP, (iii) the impact of goodwill related to an acquisition in 1993 written-off to shareholders’ equity under previous French accounting guidance, (iv) the difference in purchase price for the business combination with Bcom3 (i.e., at fair value of the securities issued in the exchange as of the date of announcement of the acquisition under U.S GAAP, but as of the date of acquisition under French GAAP), (v) the accounting for Bcom3’s 1997 sale-leaseback transaction, which is treated as a financing lease under U.S. GAAP with the building and the related financing obligation reflected at fair value at the acquisition date, but treated as a capital lease under French GAAP with the related assets capitalized at their fair value at the acquisition date but only for the portion of the building leased back by Bcom3 and the related debt consisting of the present value of the minimum lease payments, (vi) the formation of ZenithOptimedia Group, the assets of which were revalued under French GAAP in 2002 and 2001 but were written up to fair value under U.S. GAAP in 2000, (vii) the fact that under U.S. GAAP, treasury shares are deducted from shareholders’ equity at the amount at which they were repurchased, while under French GAAP, they are recorded as an investment if they are reserved for issuance upon the exercise of stock options and (viii) the minimum pension liability adjustment, not recognized under French GAAP.

      In connection with our acquisition of Saatchi & Saatchi, we acquired approximately € 503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations, of which € 178 million remained outstanding as of December 31, 2003. Additionally, we had approximately € 815 million of other operating loss carryforwards at December 31, 2003. In our French financial statements, deferred taxes were not recognized with respect to these carryforwards due to uncertainty regarding their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.

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

NEW ACCOUNTING PRONOUNCEMENTS

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement, which is effective for exit or disposal activities initiated after December 31, 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires companies to record a liability for costs associated with an exit or disposal activity in the period in which the liability is incurred. This differs from current practice, which requires the liability to be recognized at the date of commitment. The adoption of SFAS 146 did not have a material impact on our consolidated financial statements.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). This pronouncement provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently reviewing this interpretation to measure the potential impact on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148), an amendment of SFAS 123 which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (in accordance with SFAS 123). We continue to apply the accounting provisions of APB 25, and have made the annual pro forma disclosures of the effect of applying the fair value method of accounting for employee stock options and similar instruments as required by SFAS 123 and permitted under SFAS 148.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (FIN 45). FIN 45

sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective for fiscal years ending after June 15, 2003. Certain provisions have been deferred indefinitely by the FASB under FSP 150-3. The adoption of SFAS 150 did not have a material impact on our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003 but prior to January 1, 2004 may be accounted for either based on FIN 46 or FIN 46R. However, FIN 46R must be applied no later than the end of the first reporting period that ends after March 15, 2004. VIEs created after January 1, 2004 must be accounted for under FIN 46R. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under FIN 46 or FIN 46R no later than the fourth quarter of fiscal 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under FIN 46R no later than the end of the first reporting period that ends after March 15, 2004.

      FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

      We assessed our variable interests in SPEs and entities created or arrangements entered into after January 31, 2003 to determine whether such entities created are considered to be VIEs and concluded that the entity that issued the credit linked notes (see note 5 to our financial statements and “— Off Balance Sheet Arrangements”) is a VIE. We hold the majority of expected losses and are the primary beneficiary of this entity. Under U.S. GAAP, this entity is consolidated as of December 31, 2003 (see note 31 to our financial statements).

      In addition, we are currently in the process of reviewing our investment portfolio, including associated companies, as well as other arrangements, to determine whether they are variable interests in VIEs and whether we are the primary beneficiary of such VIEs. At this time, we have not identified any significant variable interests in VIEs that would require consolidation under FIN 46R other than as described above. However, it is possible that we may identify additional VIEs for which we are considered the primary beneficiary.

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

Elisabeth Badinter
Initially appointed	November 1987 (appointed as Chairperson of the Supervisory Board in April 1996)
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Chairperson of the Supervisory Board Chairperson of the Supervisory Board of Médias & Régies Europe
Principal Business Activities Outside Publicis	Lecturer, Ecole Polytechnique, and author

Robert Badinter
Initially appointed	June 1996
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Professor Emeritus, University of Paris I (Panthéon-Sorbonne)

Simon Badinter
Initially appointed	June 1999
Expiration Date of Current Term	June 2005
Principal Function in Publicis	Chairman of the Management Board and director of international development, Médias & Régies Europe SA (France)
Member of Supervisory Board of Médiavision SA (France)
Director of Métrobus SA (France), Gestion Omni Media Inc. (Canada) and Omni Media Cleveland Inc. (USA)
President and Chief Executive Officer of Médias & Régies America Inc. (USA)
Chairman and Chief Executive Officer of Médias & Régies Europe Inc. (USA)
Principal Business Activities Outside Publicis	None

Monique Bercault
Initially appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Technical Consultant to the Chairman of the Management Board of Médias & Régies Europe SA (France)
Principal Business Activities Outside Publicis	None

Michel Cicurel
Initially appointed	June 1999
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the Management Board of La Compagnie Financière Edmond de Rothschild Banque SA and Compagnie-Financière Saint-Honoré SA (France)
Chairman of the Board of ERS SA, Edmond de Rothschild SGR (Italy) and Edmond de Rothschild SIM (Italy)
Member of the Board of Banque Privée Edmond de Rothschild (Switzerland), LCF Rothschild Limited (UK), Compagnie Financière Holding Edmond et Benjamin de Rothschild (Switzerland), Compagnie de Trésorerie Benjamin de Rothschild (Switzerland), Bolloré Investissement SA (France), Bouygues Telecom SA (France), Cdb Web Tech (Italy), Cir International (Luxembourg) and Rexecode (France)

Permanent representative of Compagnie Financière Edmond de Rothschild Banque on the board of Assurances Saint-Honoré SA (France), Edmond de Rothschild Corporate Finance SA (France), Edmond de Rothschild Asset Management SA (France), Edmond de Rothschild Financial Services SA (France), Edmond de Rothschild Multi Management SAS (France), Equity Vision SA (France) and Assurances et Conseils Saint-Honoré (France)
Member of the Board of Limited Partners of Rothschild & Compagnie Banque SCS (France)
Permanent representative of Compagnie-Financière Saint-Honoré on the board of Cogifrance SA (France) and Compagnie de Conseils des Assurances Saint-Honoré SA (France)

Michel David-Weill
Initially appointed	June 1990
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of Lazard LLC (USA)
Chairman and Chief Executive Officer of Lazard Frères Banque SA (France)
Chairman and Managing Partner of Maison Lazard SAS (France)
President of Malesherbes SAS (France)
Chairman of the Board of Rue Impériale SA
Director, Fonds-Partenaire-Gestion (FPG) SA (France)
Vice-Chairman of the Board of Groupe Danone SA (France)
Member of the Supervisory Board of Eurazeo SA (France)
Managing Partner of Lazard Frères SAS (France), Partena SCS (France) and Partemiel SNC (France)
Manager of Parteman SNC (France) and Parteger SNC (France)

Sophie Dulac
Initially appointed	June 1998 (appointed as Vice-Chairperson in June 1999)
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director, Vice-Chairperson
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL (France), Sophie Dulac Distribution SARL (France)
Chairperson of the Board of Les Ecrans de Paris SA (France)
Vice-Chairperson of the Board of CIM de Momarte SA (France)

Yutaka Narita
Initially appointed	September 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman and Chief Executive Officer of Dentsu
Chairman of the Renovation Committee of the Tokyo Chamber of Commerce
President of the Japan Advertising Agencies Association
Executive Director of FM Japan Ltd., Broadcasting System of Niigata Inc., Nippon Venture Captial Co., Ltd, Tokyo Broadcasting System, Inc., Television Nishinippon Corporation and SBC Ltd.
Member of the Foundation Board of the Institute for Management Development
Member of the French Chamber of Commerce and Industry in Japan
Trustee of the Japan Association of Corporate Executives
Professor Emeritus, Beijing University

Fumio Oshima
Initially appointed	September 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Executive Vice President and Member of the Board of Dentsu
Member of the Pacific Asian Management Institute Global Advisory Board
Director of Northwestern University, Phoenix Communications Inc. and Beacon Communications
Executive Director of DCTP Entwicklungsgesellschaft Fuer TV-Program mbH

Hélène Ploix
Initially appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of Pechel Industries (France) and Pechel Services SAS (France)
Member of the Board of Lafarge (France), BNP Paribas (France), Boots Group (U.K.), Ferring (Switzerland)
Permanent representative of Pechel Industries on the boards of Aquarelle.com Group SA (France), Quinette Gallay SA (France), IDM SA (France), CVBG-Dourthe Kressman SA (France), Panoranet SA (France), Xiring SA (France), Homerider Systems SA (France), Holding Nelson SAS (France), Créations Nelson SA (France), CAE International SA (France).

Felix George Rohatyn
Initially appointed	June 2001
Expiration Date of Current Term	June 2007
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the Board of Aton Pharma Inc. (France)
Director of Suez (France) and LVMH Moët Hennessy Louis Vuitton
Member of Supervisory Board of Lagardère Group (France)

Robert Seelert
Initially appointed	August 2000
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director and Chairman of Saatchi & Saachi Worldwide, Inc. (USA)
Director and Chief Executive Officer of Saatchi & Saatchi Holdings Worldwide, Inc. (USA) and Saatchi & Saatchi Compton Worldwide, Inc. (USA)
Member of the Board of Saatchi & Saatchi North America Inc. (USA)
Principal Business Activities Outside Publicis	None

Amaury-Daniel de Sèze
Initially appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the Board of COBEPA SA (Belgium)
Chairman of PAI Partners SAS (France), Financière PAI SAS (France), Financière PAI Partners SAS (France), PAI Partners UK Ltd (UK) and PAI Europe III General Partner LLC
Director of Eiffage SA (France), Erbé SA (France), Groupe Bruxelles Lambert SA (Belgium), Groupe Industriel Marcel Dassault SA (France), Power Corporation du Canada Holding Ltd. (Canada), Pargesa Holding SA (Switzerland), United Biscuits Holdings Ltd. (UK), UGC SA (France), Novalis SAS (France) and NHG SAS (France)
Member of the Supervisory Board of Gras Savoye SCA (France)
Member of Supervisory Board of Gras Savoye SA (France)

Henri-Calixte Suaudeau
Initially appointed	November 1987
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director of Publicis Conseil SA (France)
Director of Real Estate Department — Groupe Publicis Services SAS (France)
Principal Business Activities Outside Publicis	None

Gérard Worms
Initially appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Managing Partner of Rothschild et Cie Banque (France) and Rothschild et Cie SCS (France)
Chairman and Chief Executive Officer of Chaine Thématique Histoire SA (France)
Chairman of S.G.I.M. SA (France)
Member of the Supervisory Board of Métropole Télévision SA (France) and Médias et Régies Europe SA (France)
Director of Mercapital SA (Spain), Editions Atlas SA (France) and Cofide SA (Italy)
Censeur of Ondéo Degrémont SA (France), Paris-Orléans SA (France), Francarep SA (France) and SIACI SA (France)

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

      Simon Badinter, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Médias & Régies Europe in 1991. He was appointed director of Médias & Régies Europe’s international business development department in 1996.

      Monique Bercault, born on January 13, 1931, has held a variety of positions with our company since joining us in 1953. In 1972, she was named head of human resources at the predecessor company of Médias & Régies Europe.

      Michel Cicurel, born on September 5, 1947, is currently chair of Compagnie Financière Edmond de Rothschild Banque and Compagnie-Financière Saint-Honoré. He was previously a senior official in the French Treasury Department, after which he served as deputy general manager of Compagnie Bancaire, general manager of Cortal Bank, president of Dumenil-Leble Bank and administrator, general manager and vice president of Cerus.

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

      Yutaka Narita, born on September 19, 1929, joined Dentsu in 1953. In 1971, he became director of the newspaper/magazine division and later director of one of Dentsu’s account services divisions. Since he became a member of the Dentsu board of directors in 1981, he served as managing director from 1983-1989 and was subsequently promoted to senior managing director. In 1993 he became the ninth president of Dentsu, and, as of June 27, 2002, he became chairman and chief executive officer of Dentsu.

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

      Gérard Worms, born on August 1, 1936, began his career as a technical adviser in the French civil service. Beginning in 1972, he held general management positions at the Hachette group, the Rhone Poulenc group and then at Société Générale de Belgique. From 1990 to 1995, he served as chairman and chief executive officer of the Compagnie de Suez and chair of the Indosuez Bank. From 1995 to 1999, he was chairman of the Conseil des Commanditaires of Rothschild et Cie Banque (Paris).

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

Claudine Bienaimé
Initially appointed	January 2004
Expiration Date of Current Term	January 2008
Principal Function in Publicis	Director and General Secretary
Director of Publicis Conseil SA (France), Médiasystem SA (France), Verbe SA (France), Solange Stricker SA (France), Groupe Zenithoptimedia SA (France), Publicis Groupe Investissements BV (Netherlands), Publicis Holdings BV (Netherlands) and Publicis Groupe Holdings BV (Netherlands)
Permanent Representative of Publicis Conseil on the Board of Publicis EtNous SA (France), Paname Communication SA (France), Publicis Consultants.Ecocom SAS (France), Carré Noir SA (France), Publicis Dialog SA (France), Groupe Publicis Services SAS (France), Loeb & Associés SA (France), Corporate Factory SAS (France), World Advertising Movies SA (France), Publicis Atlantique SA (France), Publicis Koufra SA (France), Publicis Cachemire SA (France), Implication SA (France) and 2ème Communication SA (France)
Member of the Management Committee of SFPP Holdings SAS (France)
Principal Business Activities Outside Publicis	Director of Gévelot SA (France), P. C. M. Pompes SA (France), Gévelot Extrusion SA (France) and Gurtner SA (France)
Roger A. Haupt
Initially appointed	September 2002
Expiration Date of Term	December 2006
Principal Function in Publicis	Director

Director of Bcom3 Holding Australia (Australia), LB Connaghan & May (Adelaide) (Australia), LB Connaghan & May (Queensland) (Australia), Leo Burnett (Sydney) (Australia), Leo Burnett (Victoria) (Australia), Starcom Media Australia (Australia), H&C Leo Burnett (Bahrain), Bcom3 Holding Germany (Germany), Black Pencil (Italy), Leo Burnett (New Zealand), Leo Burnett Shanghai (China), Leo Burnett del Peru (Peru), Black Pencil (UK), LB Europe/ Middle East (UK) and West Wacker Holdings (UK)
Chairman and Chief Executive Officer of Bcom3 Management Corp. (USA) and Philadelphia Merger Corp. (USA)
Chairman of the Board of West Wacker Holding Norway (Norway)
Chairman and President of Leo Burnett Italia (Italy)
Manager of Leo Burnett Sprl (Belgium)
Supervisor of Leo Burnett Company (Taiwan)
Principal Business Activities Outside Publicis	None
Maurice Lévy
Initially appointed	November 1987
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Chairman of the Management Board
Chairman and Chief Executive Officer of Publicis Conseil SA (France) and Publicis USA Holdings, Inc. (USA)
President of U.S. International Holding Company, Inc. (USA) and D’Arcy Masius Benton & Bowles, Inc. (USA)
Member of the Supervisory Board of Médias & Régies Europe SA (France)
Member of the Board of Optimedia Holdings Limited (UK), Multi Market Services Limited (UK), Philadelphia Merger Corp (USA), Zenith Optimedia Group Limited (UK), Publicis Communication (South Africa), Publicis Johannesburg (South Africa), Optimedia SA Pty Ltd (South Africa), Publicis Communications (Australia), Publicis Communications (New Zealand), Publicis Canada Inc. (Canada), Publicis.Unitros (Chile), Publicis.Ariely (Israel), Fallon Group, Inc. (USA), Publicis & Hal Riney (USA), Publicis.Wet Desert (Malaysia), Publicis.Pakistan (Pakistan), Publicis Ad-Link (China), Publicis Casadevall y Pedreño & PRG SA (Spain), Publicis Casadevall y Pedreño & PRG Madrid SA (Spain) and Publicis Graphics Group Holding (Luxembourg)
Permanent Representative of Publicis on the Board of Publicis Technology SA (France)
Principal Business Activities Outside Publicis	None

Kevin Roberts
Initially appointed	September 2000
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director
President and Chief Executive Officer of Saatchi & Saatchi Worldwide Inc. (USA)
Member of the Board of Red Rose Limited (New Zealand) and NZ Edge.Com IP Holdings Limited (New Zealand)
Principal Business Activities Outside Publicis	None
Bertrand Siguier
Initially appointed	June 1999
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director
President of SFPP Holding SAS (France)
Member of the Board of Publicis Cachemire SA (France), Publicis Technology SA (France), Gantois SA (France), HM Editions (France), Publicis Canada Inc. (Canada), Multi Market Services Limited (UK), Publicis & Hal Riney (USA), Publicis SpA (Italy), Carmi & Ubertis Design (Italy), Publicis Hellas Advertising (Greece) and Publicis Graphics Group Holding (Luxembourg)
Principal Business Activities Outside Publicis	None

Business Experience of Management Board Members

      Claudine Bienaimé, born on November 23, 1939, has been working for our company since 1966 in a variety of management positions, including general secretary of Publicis Conseil Groupe and chairperson of Publicis Centre Media. Since 2001 she has been general secretary of our company.

      Roger A. Haupt, born on November 14, 1947, served as Bcom3’s chairman and chief executive officer, and he was a director of Bcom3 following the January 2000 business combination in which Bcom3 was formed. He became the president and chief operating officer of Publicis upon completion of our acquisition of Bcom3. Mr. Haupt was president and chief executive officer of The Leo Group in 2000, chief operating officer in 1999, chief administrative officer from 1997 to 1999, and an executive vice president from 1989 to 1997. He also served as vice chairman from 1996 to 2000. Mr. Haupt joined Leo Burnett in 1984 after working in various positions throughout Latin America.

      Maurice Lévy, born on February 18, 1942, joined our company in 1971 and was given responsibility for our data processing and information technology systems. He was successively appointed general secretary (1973), managing director (1976) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of our company in 1986 and chair of our management board in 1988.

      Kevin Roberts, born on October 20, 1949, joined Saatchi & Saatchi as chief executive officer and Cordiant as a director in 1997. In 1999, he became chief executive officer of Saatchi & Saatchi. Mr. Roberts had previously been a group marketing manager for Procter & Gamble, which he left in 1982 to become regional president of Pepsi-Cola Middle East. In 1987, he was appointed regional president of Pepsi-Cola Canada. He became chief operating officer and director of Lion Nathan Limited in 1989.

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

ADDITIONAL INFORMATION

      Except as noted above, there are no familial relationships between any of our directors. We have no agreements with any of our directors providing for benefits to be paid upon termination of employment, nor do any of our subsidiaries have any such agreements, except as described in “Additional Information — Material Contracts — Agreements with Directors.” Except as described under “Additional Information — Material Contracts,” none of our directors were selected pursuant to arrangements or understandings with major shareholders, customers, suppliers or others.

COMPENSATION

      With respect to the 2003 fiscal year, we paid compensation to our directors in the amounts set forth in the following table (amounts are in euros and do not reflect deductions relating to taxes or social charges):

	Total Gross	Including Base
	Compensation(1)	Compensation of

Management Board
Maurice Lévy	2,192,100	800,000
Roger Haupt	1,698,817	857,288
Kevin Roberts	2,817,457	909,401
Bertrand Siguier	424,737	244,737
Bruno Desbarats-Bollet(2)	512,534	133,169
Supervisory Board
Elisabeth Badinter	202,939	182,939
Sophie Dulac	7,500
Robert Badinter	10,000
Michel David-Weill	7,500
Henri-Calixte Suaudeau	146,228	126,288
Monique Bercault	12,500
Hélène Ploix	12,500
Gérard Worms	25,000
Amaury-Daniel de Sèze	10,000
Simon Badinter	232,174	175,127
Michel Cicurel	7,500
Robert L. Seelert	384,084	300,275
Felix George Rohatyn	7,500
Yutaka Narita	2,500
Fumio Oshima	2,500

(1)	Bonuses are paid to our directors based upon the achievement of qualitative and quantitative performance indicators relating to our financial results, as assessed by our compensation committee. See “Additional Information — Material Contracts — Agreements with Directors” for further information concerning the determination of bonuses awarded to certain of our directors.

(2)	Mr. Desbarats-Bollet resigned from the management board effective as of December 31, 2003. His 2003 compensation includes a retirement indemnity. Claudine Bienaimé replaced Mr. Desbarats-Bollet on the management board on January 1, 2004.

      In addition, we granted Maurice Lévy and Bertrand Siguier options to purchase our shares (400,000 in the case of Mr. Lévy and 15,000 in the case of Mr. Siguier). These options have an exercise price of € 24.82 per share, will become exercisable in 2007 and will expire in 2013.

      We did not set aside or accrue any material amount of funds to provide pension, retirement or similar benefits for our directors in their capacities as such during the 2003 fiscal year, except with respect to the obligations described under “Additional Information — Material Contracts — Agreements with Directors.”

BOARD PRACTICES

      Our supervisory board has established an appointments and remuneration committee and an audit committee. The appointments and remuneration committee is currently comprised of Elisabeth Badinter, Henri-Calixte Suaudeau and Gérard Pedraglio. Elisabeth Badinter chairs the committee. The committee reviews and makes recommendations to the supervisory and management boards concerning the appointment of managers of our company and our principal subsidiaries and the remuneration of those managers.

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

EMPLOYEES

      As of December 31, 2003, we employed approximately 35,166 people worldwide. Our employees are distributed geographically as follows:

France	3,700
Rest of Europe	10,032
North America	11,139
Rest of World	10,295

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

SHARE OWNERSHIP

      As of June 15, 2004, none of our directors owned 1% or more of our shares except as described under “Major Shareholders and Related Party Transactions — Major Shareholders,” and except for Maurice Lévy, who beneficially owned 4,465,728 of our shares (including 3,000,000 shares owned through sociétés civiles owned by Mr. Lévy and his family), or approximately 2.3% of our total outstanding shares. Our directors as a group (excluding Elisabeth Badinter) owned approximately 6.2% of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders” for further information concerning ownership of our shares by Ms. Badinter. Our directors as a group also owned options to purchase 1,190,190 of our shares (214,190 of which are currently exercisable). These options have exercise prices ranging from € 5.63 to € 43.55 per share and will expire between 2007 and 2013.

      We have a number of stock option plans for the benefit of our directors, managers and other employees. In addition, before we acquired them, Saatchi & Saatchi and Nelson Communications had in place stock option plans for their directors and employees. When the acquisitions of each of those firms was completed, options under the relevant plans were converted into options to purchase our shares. See note 28 to our financial statements for a summary of each of the plans we currently maintain.

Item 7:	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      As of December 31, 2003, to the best of our knowledge, no person held 5% or more of our shares, except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.

      On December 31, 2003, the percentage ownership in our company was as follows:

		Percentage of
Shareholder	Shares Held	Total Shares

Elisabeth Badinter	20,195,340	10.3	%(1)
Dentsu	35,518,504	18.2	%(2)
Treasury Stock	13,012,389	6.7%

(1)	Does not reflect the effect on voting power of the double voting rights provision of our statuts referred to above. Including the effect of that provision, Ms. Badinter held 18.9% of our voting rights.

(2)	Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

      Below we show the percentage ownership in our company of the persons listed above, and two additional shareholders, as of December 31, 2000, 2001 and 2002.

	Percentage of
	Total Shares

Shareholder	2000	2001	2002

Société Anonyme Somarel	22.4%	22.2%	15.8%
Dentsu	—	—	—
The Putnam Company	6.8%	—	—
Elisabeth Badinter(1)	5.6%	5.6%	4.0%
Treasury Stock	5.1%	3.3%	6.5%

(1)	Does not include Ms. Badinter’s indirect interest in our company held through Somarel. Including her pro rata portion of the shares held by Somarel, her percentage ownership of our company as of December 31, 2000, 2001 and 2002 was 15.2%, 16.9% and 12.1%, respectively. See “— Related Party Transactions — Somarel.”

      To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation or any governmental entity.

Ownership by U.S. Holders

      To the best of our knowledge, as of December 31, 2003, approximately 29 million, or 14.8%, of our shares (including shares represented by ADSs) were held in the United States by approximately 1,000 holders.

RELATED PARTY TRANSACTIONS

      Except as described under “Directors, Senior Management and Employees — Directors and Senior Management — Additional Information,” our company (inclusive of its subsidiaries) has not, since January 1, 2003, engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions other than as follows:

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

Dentsu

      On November 30, 2003, we entered into a shareholders’ agreement and a strategic alliance agreement with Dentsu, the material terms of which are described under “Additional Information — Material Contracts.” The agreements are attached as exhibits to this annual report.

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

Dividend Policy

      On July 5, 2004, we intend to pay a dividend of € 0.26 per share, plus a tax credit of € 0.13 per share, with respect to the 2003 fiscal year. This represents an 8% increase over the dividend paid with respect to the 2002 fiscal year. Our current intention is to continue staged increases in the percentage of profits we pay as dividends. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See “Additional Information — Memorandum and Articles of Association — Rights, Preferences and Restrictions Applicable to Our Shares — Dividends.”

SIGNIFICANT CHANGES

      See “Operating and Financial Review and Prospects — Overview and Outlook for 2004” and note 29 to our financial statements.

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

	Euronext Paris		NYSE

	High	Low	High	Low

Last Six Months
May, 2004	25.50	21.85	30.95	26.68
April, 2004	26.48	24.65	32.00	29.65
March, 2004	28.21	23.37	34.64	28.60
February, 2004	29.58	27.06	37.50	34.34
January, 2004	29.08	25.50	36.50	32.35
December, 2003	26.94	25.35	32.75	31.40
Last Two Years By Quarter
2004
First Quarter	29.58	23.37	37.50	28.60
2003
Fourth Quarter	27.99	23.45	32.75	27.77
Third Quarter	29.35	22.15	31.42	25.54
Second Quarter	25.10	15.22	29.32	16.60
First Quarter	22.69	13.83	28.40	15.47
2002
Fourth Quarter	26.8	17.60	26.20	16.90
Third Quarter	28.15	16.70	27.25	16.70
Second Quarter	39.90	24.51	34.47	25.00
First Quarter	39.45	26.8	34.95	23.00
Last Five Years
2003
2002	39.90	16.70	34.95	16.70
2001	39.27	15.83	36.88	14.75
2000	69.70	29.10	37.44	25.75
1999	38.50	11.70	—	—

Trading of our shares on Euronext Paris was suspended for part of the day on March 7, 2002 immediately prior to the announcement of our acquisition of Bcom3.

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

Notice of Shareholders’ Meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires (the “BALO”). The preliminary notice must first be sent to the Commission des Operations de Bourse (the “COB”). The COB also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the management board within ten days of the publication of the notice.

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

MATERIAL CONTRACTS

Strategic Alliance Agreement

      On November 30, 2003, we entered into an agreement (the “Alliance Agreement”) to form a strategic alliance with Dentsu. The Alliance Agreement supersedes and gives further effect to the strategic alliance memorandum of understanding we entered into with Dentsu on March 7, 2002.

      Pursuant to the Alliance Agreement, we agreed to terminate, and to cause Saatchi & Saatchi and Zenith Optimedia to terminate, our arrangements and agreements with partners in Japan. We also agreed to partner with Dentsu in Japan exclusively and not to initiate any new activity in Japan without prior consultation with Dentsu. Subject to certain exceptions, we will represent Dentsu and its clients in the Americas, Europe, Australia and New Zealand.

      Under the agreement, Dentsu will consult with us before making any investments, initiating any joint ventures or other new ventures in Australia, Europe or the Americas, and will not partner with WPP, Interpublic, Omnicom or Havas. We will not partner with any of those companies or Hakuhodo. We agreed to the continued expansion of the Dentsu network in Asia and acknowledged the existing Dentsu partnership with WPP and Dentsu Young & Rubicam, and Dentsu agreed not to expand that partnership.

      In addition, we and Dentsu will share knowledge, research, and learning that can be used to develop and improve services to multinational clients. We and Dentsu also indicated our expectation that we will jointly develop various communication businesses internationally, including, in particular, sports marketing businesses. Pursuant to the agreement, we founded iSe International Sports and Entertainment AG in 2003. Our company and Dentsu each has a 45% interest in iSe; SportsMondial owns the remaining 10%.

      Finally, we and Dentsu agreed to form an executive group, to be comprised of our chief executive and chief operating officers and two executives from Dentsu, to manage our alliance. We and Dentsu will keep each other informed through this executive group of our respective expansion plans in Asia (excluding, in the case of Dentsu, Japan).

      The Alliance Agreement has a term of 20 years, subject to early termination by either party in the event that Dentsu ceases to own at least 10% of our shares.

Publicis/ Dentsu Shareholders’ Agreement

      On November 30, 2003, we entered into a shareholders’ agreement (the “Publicis/Dentsu Agreement”) with Dentsu regarding certain terms of its shareholding in our company. The Publicis/Dentsu Agreement supersedes and gives further effect to the shareholders’ agreement memorandum of understanding we entered into with Dentsu on March 7, 2002.

      Under the Publicis/Dentsu Agreement, so long as Dentsu owns at least 10% of our shares (calculated in a specified manner), we will propose to our shareholders resolutions for the appointment of two Dentsu designees to our supervisory board. Until July 1, 2012, Dentsu will be subject to a “standstill” limiting its ownership of our shares to the number of shares that entitles it to 15% of our total voting power. Dentsu also agreed that it will not transfer any of our shares until July 1, 2012, and that any transfers after that date will be subject to certain restrictions.

      The Publicis/Dentsu Agreement will expire on July 1, 2012 unless we and Dentsu agree to renew it for an additional 10 year term.

Elisabeth Badinter/Dentsu Shareholders’ Agreement

      On December 2, 2003, Elisabeth Badinter and Dentsu entered into a shareholders’ agreement to govern their relationship as shareholders of our company (the “Badinter/Dentsu Agreement”). The Badinter/Dentsu agreement supersedes and gives further effect to the memorandum of understanding entered into by Ms. Badinter and Dentsu on March 7, 2002 and the letter agreement, dated March 7, 2002, of Dentsu.

      Under the Badinter/Dentsu Agreement, Ms. Badinter agreed that Dentsu will be entitled to designate two members to our supervisory board so long as it owns at least 10% of our outstanding shares (calculated in a specified manner). Dentsu agreed to vote (i) to elect Ms. Badinter or her designee as chairperson of the supervisory board, (ii) to elect to the supervisory board such persons designated by her, and (iii) in favor of appointments of or changes in the members of our management proposed by Ms. Badinter, provided that Ms. Badinter shall have previously consulted with Dentsu on such appointments or changes.

      The Badinter/Dentsu Agreement provides for the creation of a special committee by Ms. Badinter and Dentsu, to be comprised of members of the supervisory board designated by Ms. Badinter and Dentsu. The role of the committee is to (i) examine all strategic decisions to be submitted for the approval of the supervisory board and/or the vote of the shareholders, (ii) determine the vote on matters on which Dentsu has agreed to vote as directed by Ms. Badinter and (iii) in the case of a meeting convened at the direction of Dentsu, examine such other matters identified by a member of the committee designated by Dentsu.

      In addition, Dentsu agreed that it will vote its shares as directed by Ms. Badinter on a number of matters, including those relating to certain merger or similar business combinations involving our company. Dentsu also agreed (i) not to transfer any of our shares (or any of the warrants that it received in connection with our acquisition of Bcom3) until July 12, 2012 (subject to specified exceptions), and (ii) to be subject to specified restrictions on any transfer of shares or warrants, and a right of first refusal of Ms. Badinter with respect to any transfer, in each case after July 12, 2012.

      Under the Badinter/Dentsu Agreement, Dentsu is prohibited from owning a number of our shares that would entitle it to exercise more than 15% of the total voting power of our shares (as calculated in a manner specified in the agreement), subject to specified exceptions. Dentsu also agreed not to vote any shares that represent voting rights in excess of the 15% threshold at any shareholders’ meeting.

      Finally, Dentsu agreed not to enter into specified agreements with third parties concerning the direction and management of our company without the prior written permission of Ms. Badinter.

      Each of the foregoing summaries is qualified in its entirety by the full text of the Alliance Agreement, the Publicis/Dentsu Agreement and the Badinter/Dentsu Agreement, as the case may be, each of which is attached as an exhibit to this annual report.

Agreements with Directors

      Through subsidiaries, we have employment agreements with Kevin Roberts, Roger Haupt and Robert Seelert. The material terms of those agreements are as follows: Our agreement with Mr. Roberts (and a related agreement with a consulting firm owned by Mr. Roberts) generally provide that if we terminate Mr. Roberts’ employment without “cause” or he terminates his employment for “good reason” (as those terms are defined in the agreements), we may be required pay to him amounts in cash up to (i) his salary and the cost of other benefits for one year following termination and (ii) bonuses he would have earned if employed through 2006. In addition, Mr. Roberts is entitled to bonuses equaling 100% of his annual salary for years in which performance targets are satisfied and greater amounts agreed by us for years in which employment targets are exceeded. Both of these agreements were entered into prior to our acquisition of Saatchi & Saatchi in 2000.

      Our agreement with Mr. Haupt, which was entered into prior to our acquisition of Bcom3 and was amended in 2003, generally provides that we will pay Mr. Haupt a sum equal to approximately twice his annual remuneration (including bonus) if he resigns at the end of 2004, we terminate his employment prior to that date or he terminates his employment for “good cause” (as defined in the agreement) prior to that date. The agreement also provides that Mr. Haupt is entitled to a bonus for 2004 equal to 100% of his 2004 salary.

      Our agreement with Mr. Seelert provides that we may be obligated to provide salary and other benefits to Mr. Seelert within the contract period if we terminate his employment.

      Each of the foregoing agreements is attached as an exhibit to this annual report. In addition, (i) one of our subsidiaries has agreed to pay Mr. Roberts cash annuities totaling a maximum of $5,770,000 over the five year period 2002-06 in replacement of supplemental pension agreements entered into prior to our acquisition of Saatchi & Saatchi in 2000 and (ii) we have agreed in principle to provide a deferred bonus to Maurice Lévy upon the termination of his employment, provided he remains employed by our company for a certain period and does not compete with us following such termination. The final terms of the latter agreement have yet to be determined.

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

      On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) was enacted. Under the Act, the maximum rate of tax applicable to “qualified dividend income” of an individual is 15 percent. “Qualified dividend income” includes dividends received during the taxable year from “qualified foreign corporations” if certain requirements are met. For example, in order to be eligible for the reduced rates, a shareholder must hold the stock with respect to which the dividend is paid for at least 61 days during the 121 day period that begins 60 days before the ex-dividend date for the dividend. In addition, a shareholder will not be entitled to the reduced rates if such shareholder is under an obligation to make related payments with respect to positions in substantially similar or related property (whether pursuant to a short sale, a hedge or otherwise). A “qualified foreign corporation” is a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary determines is satisfactory for purposes of the rules relating to the reduced tax on dividends and which includes an exchange of information program. The Joint Committee on Taxation stated that until the Treasury Department issues guidance regarding the determination of treaties as satisfactory for this purpose, a foreign corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program other than the current United States-Barbados income tax treaty. In addition, a foreign corporation is treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. Nevertheless, a foreign corporation is not a “qualified foreign corporation” if, for the taxable year in which the dividend was paid, or the preceding taxable year, the corporation is a foreign personal holding company (an “FPHC”), a foreign investment company (a “FIC”) or a passive foreign investment company (a “PFIC”). Publicis has not examined whether it is a FPHC, a FIC or a PFIC, but Publicis believes that it is not a FPHC, a FIC or a PFIC. Accordingly, Publicis believes that dividends paid by Publicis with respect to the ADSs traded on the New York Stock Exchange should be eligible for the reduced tax rates for a shareholder who meets the holding period and other requirements of the Act. Under the Act, in connection with determining a shareholder’s foreign source income for purposes of the shareholder’s foreign tax credit limitation, special rules apply to the receipt of “qualified dividend income.” In addition, the Treasury Department has announced its intention to promulgate rules pursuant to which shareholders will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. All shareholders should consult their tax advisors to determine the consequences of the Act to them.

Taxation of Capital Gains

      Under French tax law, capital gains realized upon the sale of our shares by holders who are not French residents for French tax purposes (and who do not hold their shares in connection with a permanent establishment or a fixed base in France) are not taxable in France provided that the vendor and any related persons have not directly or indirectly held more than 25% of rights to our earnings (droits aux bénéfices sociaux) at any time during the five years preceding the sale.

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

INTEREST RATE RISK

      As of December 31, 2003, we had total outstanding financial indebtedness (under French GAAP) of € 3,188 million. This indebtedness was comprised of the following: € 200 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 672 million in obligations under our 0.75% notes due 2008, € 650 million in obligations under bonds with attached equity warrants issued in the Bcom3 transaction, € 124 million in bank loans, € 451 million of bank overdrafts, € 146 million in capitalized lease obligations and € 16 million in accrued interest. Of the total indebtedness outstanding at the end of 2003, € 735 million was due within one year, € 751 million was due after more than one year but within five years, and the remainder was due after more than five years. Other than our obligations under the 2.0% notes due 2007, the 1.0% notes due 2018, the 0.75% notes due 2008 and the Bcom3 stockholder notes with warrants, our debt bore interest at variable rates; the average annual interest rate for 2003 was 2.7%.

      Based on the above information, a hypothetical increase of 1% in average interest rates on long-term borrowings at variable rates as of December 31, 2003 would result in an increase in annual interest expense of approximately € 6.8 million.

      Our 2.0% notes due 2007 are convertible into shares of the Interpublic Group that we currently hold as an investment (see “— Equity Markets Risk”). In February 2004, the vast majority of the holders of those notes exercised their right to early redemption (effective as of March 1, 2004) for an aggregate amount of € 192 million.

      As of December 31, 2003, approximately 83% of our debt was denominated in euros and 12% was denominated in U.S. dollars. Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world. We generally do not use financial instruments to hedge interest rate risk.

FOREIGN CURRENCY EXCHANGE RATE RISK

      We conduct operations in 109 countries around the world. The geographic diversity of our operations is reflected by the currencies that make up our results of operations. In 2003, more than half of our revenues were realized in currencies other than the euro, including approximately 44% in U.S. dollars. The majority of our subsidiaries carry out businesses that are essentially local, with almost all of their revenues received in local currency and almost all of their costs incurred in local currency. Our exposure to losses resulting from differences between the currencies in which we receive revenues and the currencies in which we incur costs tends to be limited.

      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. The majority of commercial transactions are denominated in the local currencies of the originating countries. As a result, exchange rate risk is generally not significant. However, we hedge some risk through routine foreign currency hedging.

      Our financial debt mainly consists of notes issued by us exclusively in euros, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by our subsidiaries are in the currency of the borrowing entity and therefore carry no exchange-rate risk. Inter-company loans/ borrowings are hedged as appropriate, whenever they present a net exposure to exchange-rate risk.

      Off-balance sheet financial instruments held to manage foreign currency risk are as follows:

	As of December 31, 2003

	Currency	Currency	Nominal Amount	Nominal Amount
	Sold	Purchased	of Currency Sold	of Currency Purchased	Fair Value

			(Local currency	(Local currency	(€ millions)
			millions)	millions)
Forward contracts
	AUD	USD	13.3	9.9	—
	USD	CHF	0.5	0.6	—
	USD	DKK	0.5	3.2	—
	USD	EUR	43.6	36.1	1.0
	USD	GBP	10.0	5.9	0.4
	USD	HUF	0.2	48.9	—
	USD	NOK	0.2	1.1	—
	USD	PLN	0.3	1.3	—
	USD	SEK	0.7	5.6	0.1
	GBP	EUR	58.7	84.1	1.0
Currency swaps
	GBP	USD	35.8	61.6	(1.9)
	GBP	EUR	17.8	25.5	0.2
	AUD	USD	16.3	29.8	(2.2)
	EUR	USD	63.4	70.7	(7.7)
	CAD	USD	3.7	2.6	(1.8)
	SEK	USD	140.9	16.5	(2.4)
	NOK	USD	56.6	7.4	(0.9)
	DKK	USD	40.7	5.9	(0.8)

Total					(15.0)

      All these contracts mature in 2004.

      Our consolidated financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. If the relative value of the euro to the U.S. dollar increases, the U.S. dollar equivalent of ADSs and cash dividends paid in euros on our ADSs will increase as well.

EQUITY MARKETS RISK

      Our exposure to equity markets risk relates primarily to our investment in equity securities of unconsolidated entities, particularly the Interpublic Group. At December 31, 2003, the market value of our quoted equity securities amounted to € 66 million, compared to a carrying value for French GAAP purposes of € 16 million.

      As of December 31, 2003, we held approximately 13 million treasury shares, or approximately 6.7% of our total share capital. We are thus exposed to fluctuations in the market price of our shares. Under both French and U.S. GAAP, treasury shares are deducted from consolidated shareholders’ equity.

CREDIT LINKED NOTES

      See “Operating and Financial Review and Prospects — Off Balance Sheet Arrangements” for information concerning our credit linked notes.

Item 12:	Description of Securities Other Than Equity Securities

      Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15:	Controls and Procedures

      Our chief executive officer and our chief financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2003. Based on that evaluation, our chief executive officer and our chief financial officer have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that (i) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

      There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16A:	Audit Committee Financial Expert

      Not applicable.

Item 16B:	Code of Ethics

      We are currently in the process of adopting a code of ethics (as that term is defined in the instructions to Item 16B of Form 20-F) that will apply specifically to our chief executive officer, chief financial officer and other principal financial officers. We are also in the process of adopting a code of ethics applicable to all employees that will address the subjects referenced in NYSE rule 303A.10. Once adopted, we undertake to provide a copy of our codes of ethics to any person without charge upon request. Such requests may be directed to our legal department by phone at 33 1 44 43 70 00 or by mail to 133, avenue des Champs-Elysées, 75008 Paris, France.

Item 16C:	Principal Accountant Fees and Services

Accountant Fees

      Ernst & Young Audit and Mazars & Guérard served as our independent auditors for the years ended December 31, 2001, 2002 and 2003, for which audited financial statements appear in this annual report.

      The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Mazars & Guérard in 2003 and 2002.

	2003		2002

	(€ millions)		(€ millions)
	Ernst & Young	Mazars &	Ernst & Young	Mazars &
	Audit	Guérard	Audit	Guérard

Audit Fees	4.0	4.0	3.9	3.9
Audit Related Fees	0.3	0.5	1.1	1.1
Tax Fees	0.2	—	0.2	—
All Other Fees	—	—	—	—
Total Fees	4.5	4.5	5.2	5.0

      “Audit Fees” are the aggregate fees billed by our independent auditors for the audit of our individual and consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

      “Audit-Related Fees” are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” “Audit-Related Fees” include consultations concerning financial accounting and reporting standards and due diligence services.

      “Tax Fees” are the aggregate fees billed by our independent auditors for professional services related to tax compliance and tax consultations, including assistance in connection with tax audits.

Audit Committee Pre-Approval Policies and Procedures

      The audit committee of our board of directors chooses and engages our independent auditors to audit our financial statements, subject to the approval of our shareholders. Since May 2003, our audit committee has followed a policy that requires management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries.

      This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve various audit and permitted non-audit services that may be performed by our auditors. All services, including audit services, audit-related services, tax services and all other services, are subject to specific pre-approval. The audit committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

Item 16D:	Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

PART III

Item 18:	Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

and Shareholders of Publicis Groupe, S.A.

      We have audited the accompanying consolidated balance sheets of Publicis Groupe, S.A. and its subsidiaries (“the Group”), as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Groupe, S.A. and its subsidiaries at December 31, 2003, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with the accounting principles generally accepted in France.

      Accounting principles generally accepted in France vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in Note 31 to the consolidated financial statements.

Paris, France

March 12, 2004 except for Note 31 — Summary of differences between generally accepted accounting principles in France and the United States, for which the date is June 8, 2004

Mazars & Guérard, S.A.	Ernst & Young Audit
/s/ Bruno Perrin
Represented by	Represented by
Frédéric Allilaire	Bruno Perrin

/s/ Frédéric Allilaire

CONSOLIDATED STATEMENTS OF INCOME

	Note	2003	2002	2001

	(In millions of euros)
Revenues		3,863	2,926	2,434
Salaries and related expenses	21	(2,254)	(1,659)	(1,363)
Other operating expenses	22	(932)	(734)	(645)
Total operating expenses		(3,186)	(2,393)	(2,008)
Operating income before depreciation and amortization		677	533	426
Amortization expense (excluding amortization on intangible assets and goodwill)	23	(124)	(104)	(84)
Operating income before amortization of intangibles arising from acquisitions		553	429	342
Amortization expense on intangible assets arising from acquisitions	23	(31)	(24)	(15)
Operating income		522	405	327
Net financial costs	24	(60)	(28)	(30)
Income of consolidated companies before taxes and exceptional items		462	377	297
Exceptional items	25	(7)	(3)	(8)
Income taxes	19	(172)	(132)	(78)
Net income of consolidated companies		283	242	211
Equity in net income of unconsolidated companies	6	4	3	9
Net income of consolidated companies before goodwill amortization		287	245	220
Group’s share of net income before goodwill amortization(1)		263	216	201
Amortization expense on goodwill	23	(113)	(69)	(50)
Net income before minority interest		174	176	170
Minority interest		(24)	(29)	(19)
Group net income		150	147	151
Per share data (in euros)	26
Number of basic shares (thousands)		182,795	146,262	138,910
Net earnings per share		0.82	0.99	1.09
Number of diluted shares (thousands)		239,541	171,026	139,646
Net earnings per share — diluted		0.75	0.97	1.08

(1)	sum of Group net income and amortization expense on goodwill

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31

	Note	2003	2002	2001

	(In millions of euros)
ASSETS
Goodwill, net	3	2,596	3,028	993
Intangible assets, net	3	916	879	199
Property and equipment, net	4	463	599	351
Investments and other financial assets, net	5	481	98	67
Investments accounted for by the equity method	6	30	33	8
Non-current assets		4,486	4,637	1,618
Inventory and costs billable to clients	7	416	295	195
Accounts receivable	8	3,263	3,663	1,845
Other receivables	9	1,086	951	439
OCEANE redemption premium	10	215	227	—
Marketable securities	11	196	342	178
Cash and cash equivalents		1,219	863	621
Current assets		6,395	6,341	3,278
Total assets		10,881	10,978	4,896

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock		78	78	56
Additional paid-in capital and retained earnings		648	928	227
Other equity (ORANEs)(1)		—	495	—
Shareholders’ equity	12	726	1,501	283
Minority interest	13	55	100	89
ORANEs(1)	14	495	—	—
Provisions for contingencies and charges	15	1,020	1,169	266
Bank borrowings and overdrafts	16	3,188	2,762	1,069
Accounts payable	17	3,590	3,832	1,875
Accrued expenses and other liabilities	18	1,807	1,614	1,314
Bank borrowings and liabilities		8,585	8,208	4,258
Total liabilities and shareholders’ equity		10,881	10,978	4,896

(1)	Reclassification made following clarification of certain rules by the Autorité des Marchés Financiers in 2003

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional
			Paid-In Capital	Total
	Number	Capital	and Retained	Shareholders’
	of Shares*	Stock	Earnings	Equity

	(In millions of euros)
December 31, 2000	137,348,510	53	246	299

Publicis Groupe S.A. capital increase	1,380,177	1	—	1
Impact on nominal share price of conversion to euros		2	(2)	—
Dividends paid by Publicis Groupe S.A.	—	(28)	(28)
Translation adjustment		—	0	0
Impact of S&S acquisition — Article 215 derogatory method		—	(37)	(37)
Saatchi & Saatchi additional acquisition cost resulting from the probable payment of CVR		—	(195)	(195)
Revaluation of the share in Zenith (50%), previously equity accounted		—	60	60
Change in treatment of treasury stock	871,309	—	34	34
Other			(2)	(2)
Consolidated net income, Group interest		—	151	151

December 31, 2001	139,599,996	56	227	283

Publicis Groupe S.A. capital increase	56,481,133	22	968	990
ORANE issue — fair value		—	495	495
Dividends paid by Publicis Groupe S.A. (including dividends paid in respect of ORANE)		—	(32)	(32)
Translation adjustments		—	(48)	(48)
Adjustment in the allocation of the Zenith purchase price (50% stake), previously equity accounted		—	(16)	(16)
Additional amount in respect of CVR expired in March		—	(1)	(1)
Other		—	(1)	(1)
Consolidated net income, Group interest		—	147	147

December 31, 2002 before neutralization of treasury stock	196,081,129	78	1,739	1,817

Neutralization of treasury stock existing at December 31, 2002 (1)	(12,790,600)	—	(316)	(316)

December 31, 2002 after neutralization of treasury stock	183,290,529	78	1,423	1,501

Dividends paid by Publicis Groupe S.A.	—	—	(44)	(44)
Translation adjustments		—	(366)	(366)
Publicis Groupe S.A. capital increase	81,928	—	—	—
Negative variance on Publicis/Somarel/MLMS/MLMS2 merger	(784,804)	—	(13)	(13)
Consolidated net income, Group interest		—	150	150
Reclassification of ORANE outside shareholders’ equity(2)		—	(495)	(495)

December 31, 2003 before neutralization of treasury stock	195,378,253	78	971	1,049

Neutralization of treasury stock existing at December 31, 2003 (1)	(13,012,389)	—	(323)	(323)

December 31, 2003 after neutralization of treasury stock	182,365,864	78	648	726

(1)	Following management’s decision to cease exclusive allocation of treasury shares to employee stock option plans, treasury stock held at year-end is deducted from consolidated shareholders’ equity since December 31, 2002.

(2)	ORANEs recognized on the balance sheet as shareholders’ equity as at December 31, 2002 are henceforth shown as “Other equity” outside shareholders’ equity

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001

	(In millions of euros)
I — Cash flows from operating activities
Net income before minority interest	174	176	170
Loss (gain) on sales of fixed assets (before tax)	2	4	(60)
Amortization of bond redemption premium and additional interest on OBSA	27	16	—
Depreciation and amortization on non-current assets	268	197	149
Self-financing ability	471	393	259
Equity in net income of unconsolidated companies	(4)	(3)	(9)
Dividends received from investments accounted for under the equity method	1	1	8
Restructuring expenses	(141)	—	—
Change in working capital	232	183	(214)
Net cash provided by operating activities	559	574	44
II — Cash flows from investing activities
Purchases of property and equipment and intangible assets	(118)	(74)	(108)
Sales of property and equipment	22	15	6
Purchases of investments and other financial assets, net(1)	(381)	(5)	10
Acquisitions of subsidiaries(2)	(200)	(75)	164
Net cash provided by (used in) investing activities	(677)	(139)	72
III — Cash flows from financing activities
Payment of contingent value rights attached to shares provided as consideration for Saatchi & Saatchi	—	(196)	—
Dividends paid to shareholders of Publicis Groupe S.A.(3)	(44)	(32)	(27)
Dividends paid to minority shareholders of subsidiaries	(20)	(26)	(25)
Increase in capital	—	—	1
Change in borrowings	519	445	118
Share repurchases	(5)	(180)	—
Change in treatment of treasury shares(4)	—	(138)	34
Net cash provided by (used in) financing activities	450	(127)	101
IV — impact of exchange rate fluctuations	(83)	(76)	4
Net change in consolidated cash flows (I + II + III + IV)	249	232	220

Positive cash balances and cash equivalents at January 1 including marketable securities	1,205	799	529
Bank overdrafts at January 1	(490)	(316)	(266)

Cash and cash equivalents at beginning of year	715	483	263
Positive cash balances and cash equivalents at December 31 including marketable securities	1,415	1,205	799
Bank overdrafts at December 31	(451)	(490)	(316)

Cash and cash equivalents at end of year(3)	964	715	483
Net change in cash and cash equivalents	249	232	220

(1)	Including € 380 million of Credit Linked Notes acquired during the second half of 2003

(2)	After deducting the net cash of the companies acquired on the date of their acquisition (€ 22 million for Bcom3 Group in 2002)

(3)	Including dividends paid in respect of ORANEs in the second half of 2002.

(4)	Following a decision made in 2002 to cease allocation of treasury stock exclusively to employee stock programs, the treasury shares are no longer included under marketable securities but are henceforth deducted from shareholders’ equity

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

(amounts in millions of euros except per share data)

1.	Summary of Significant Accounting Policies

      Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries (Publicis or the Group) have been prepared in accordance with French generally accepted accounting principles, including the new rules and accounting policies applicable to consolidated financial statements in France (“nouvelles règles et méthodes relatives aux comptes consolidés”), approved by the ministerial order of June 22, 1999, which enacted Rule 99-02 of the accounting rules and regulation committee (Comité de Réglementation Comptable or CRC).

      Commencing January 1, 2002, the Group applied CRC Rule 2000-06 in respect of liabilities. This change in methodology did not have a material impact on the financial statements at January 1, 2002.

1.1	Principles of Consolidation

Reporting Currency

      Since January 1, 1999, Publicis has prepared and reported its consolidated financial statements in euros.

Scope of Consolidation

      Publicis consolidates all subsidiaries over which it exercises exclusive direct or indirect control, as well as subsidiaries for which it has assumed management responsibility and over which it has a dominant influence on operations.

      The companies over which Publicis exercises substantial influence, generally where the percentage of ownership and share of the voting rights is at least 20%, are accounted for by the equity method.

      The list of the principal consolidated companies together with their method of consolidation is presented in Note 30.

Translation of Accounts of Foreign Subsidiaries

      The financial statements of subsidiaries located outside of the euro zone, where the functional currency is the local currency, are translated into euros as follows:

•	assets and liabilities are translated at year-end exchange rates;

•	statement of income items are translated at average exchange rates for the year;

•	translation gains and losses resulting from the application of these rates are recorded in shareholders’ equity for the portion related to the Group interest, with the remainder recorded under minority interest.

Year-End

      The Group, parent company and virtually all subsidiaries have a year-end of December 31.

Intercompany Transactions

      Intercompany transactions, including related revenues and expenses, accounts receivable and accounts payable, are eliminated in consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.2 Significant Accounting Policies

Research Costs

      Publicis records expenses related to studies and research in the period in which they are incurred. In 2003, these costs amounted to € 27 million (€ 24 million in 2002).

      These expenses relate primarily to the following: studies and tests related to advertising campaigns, costs resulting from the development of internet sites and related tools, research programs on consumer behavior and advertisers’ needs in various areas, and studies and modeling conducted in order to optimize the use and choice of media purchases for the clients of the Group.

Goodwill

      Goodwill represents the difference between the acquisition cost of interests in consolidated companies (including potential additional purchase price, recorded under other liabilities when their likelihood is considered probable and they can be reliably quantified) and the Group’s equity in the underlying net assets at the date of acquisition. Goodwill is maintained in local currencies with translation gains and losses recorded at year-end.

      Goodwill appearing on the balance sheet is amortized on a straight-line basis according to the following principles:

•	goodwill related to media purchasing and sales subsidiaries is amortized over five years;

•	goodwill related to the international space purchasing network is amortized over a twenty year period;

•	goodwill related to advertising and marketing services or to the global-services communications network is amortized over a period of 10 to 40 years based on the country, size, and the specific characteristics of each agency.

      The carrying value of goodwill is reviewed for impairment when events and circumstances indicate that the carrying value may not be recoverable, based on the valuation criteria used at the time of the acquisition, with reference to its value in use determined by the present value of estimated future cash flows. If the fair value of the goodwill is lower than the carrying value, a provision is made to reduce the carrying value of the goodwill to the fair value.

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

Other Intangible Assets

      Other intangible assets are comprised primarily of trademarks, client relationships and software.

      Trademarks with finite useful lives and client relationships are amortized over their estimated useful economic lives. Our current trademarks are amortized over a 40 year period while client relationships are amortized over a period from 13 to 40 years.

      Trademarks with indefinite useful life are not amortized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Other Investments

      Other investments are recorded at historical acquisition cost and depreciated, if needed, based on their book value in comparison with the average quoted price for the last month of the year for investments having a market quotation, and in comparison with a proxy market price for investments not having a market quotation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Marketable Securities

      The gross value of marketable securities is recorded at the lower of cost or market, which may be determined with reference to the average stock market price during the most recent month.

Treasury Stock

      Pursuant to the recommendations of the French Accounting Standards Council (CNC), treasury stock held in the company’s portfolio at year end is either deducted from shareholders’ equity (as in the case of the multi-objective treasury stock purchase program), or recognized as an asset under marketable securities (if allocated exclusively to stock purchase option plans granted to employees), depending on its function.

      The Management Board decided in the second half of 2002 to cease exclusive allocation of treasury shares to stock option plans. As such, treasury stock is deducted from consolidated shareholders’ equity since December 31, 2002.

Derivatives

      The Group does not use any derivative instruments other than routine foreign currency hedging contracts. Gains and losses are recognized in the income statement over the residual life of the hedged item and on a symmetrical basis with the accounting for the revenues and expenses of the underlying item being hedged.

Pensions and Other Post-Employment Benefits

      The Group applies the preferred method of rule 99-02 of the CRC, recognizing all pensions and post-employment benefits. The policies applied by Publicis are in accordance with the laws and regulations of the countries in which its subsidiaries are located, as described below:

•	in the UK, United States and Germany, the pensions and other post-employment benefit obligations are held in investment trusts managed by insurance companies. These plans may be either:

•	defined contribution plans: the amount of contributions by the Group to the investment funds is defined and recorded as expense during the period;

•	defined benefit plans: the benefit amounts to be received upon retirement are defined and accounted for by establishing a provision intended to cover the present value of the obligation to be paid to employees at retirement, as calculated by actuaries based upon years of service.

•	In France, employees are entitled to a lump sum payment, upon retirement based on years of service.

•	In Italy, employees are entitled to a lump sum payment, upon termination based on years of service.

      Changes in the value of obligations as a result of updated assumptions (actuarial differences) are recognized in the statement of income on a time-apportioned basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Vacant Property Provisions

      A provision is established for the amount of rent and related expenses to be paid — net of any sublease revenues to be received — for all buildings that are sublet or vacant and not intended to be used for the principal activities of the Group.

      A provision is also recorded following an acquisition, when the acquired company has property rental contracts with less favorable terms than those prevailing in the market at the acquisition date.

Bonds and Notes Issued

      Bonds and notes issued are recognized at their face value, supplemented by any redemption premium, which is amortized over their term under the actuarial method.

      Securities provided as consideration for an acquisition are stated at fair value.

Revenues

      A written agreement with clients (purchase order, letter, contract, etc.) indicating the nature and the amount of the work to be performed is a prerequisite for any recognition of revenue. The Group’s revenue recognition policies are summarized below:

•	Commission based customer arrangements (excluding production):

•	advertising creation: revenue recognition at the date of broadcast or publication,

•	media space buying services: revenue recognition at the date of publication or broadcast.

•	Sales of technical advertising (production):

        Revenue on the sale of technical advertising (radio, television, movies, brochures, mailings, studies, etc.) is recognized following final client acceptance of the delivered product. The percentage of completion method is not used.

•	Fees (project based arrangements, fixed-fee contracts, time-based arrangements, etc.):

        Revenue is recognized when the service is rendered. Services are considered as rendered based on the percentage of completion method, irrespective of the billings issued for the client.

      The Group has not entered into any significant barter transactions.

Income Taxes

      Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. In accordance with French rules, Publicis records deferred income taxes resulting from temporary differences between the tax basis and the book basis of assets and liabilities.

      Taxable and deductible temporary differences are determined by their dates of maturity and may reverse from year-to-year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Exceptional Items

      Exceptional items are attributable to events which do not result from normal operations. Items appearing under this heading include gains and losses on the sale of non-current assets and the termination costs of discontinued business operations.

Interest Rate Risk

      Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.

      In order to reduce both the overall interest expense and its exposure to interest rate risk, the Group has continued its financial debt-restructuring program initiated at the end of 2001 and has issued several fixed rate bonds. In July 2003, an OCEANE was issued with a total face value of € 672 million and a yield to maturity of 0.75%.

      At year-end 2003, three-quarters of the Group’s gross financial debt carries a fixed interest rate, the average of which is 4%. Net variable-rate financial debt after deducting liquidities shows a positive net cash position: 1% increase in short-term interest rates would have a positive impact of € 8 million before tax on Group earnings.

      In fiscal 2003, the Group did not make use of any derivative financial instruments to hedge potential interest rate risks, which were deemed insignificant.

Liquidity Risk

      To protect itself from liquidity risk, Publicis has substantial cash and cash equivalents (cash at bank and marketable securities), totaling € 1,415 million at December 31, 2003, as well as unused credit lines amounting to € 1,030 million, which allow it to meet the short-term portion of its financial debt.

      Further, excluding bank overdrafts, most of the Group’s debt consists of bonds which do not include specific covenants, only standard credit default event clauses (i.e. liquidation, bankruptcy, or default, either on the debt itself or on another debt if higher than a given threshold). Early redemption options are exercisable by bondholders only from January 2006, except in the case of the IPG exchangeable bond issue, which was classified under short-term debt at December 31, 2003.

Exchange Rate Risk

      The majority of commercial transactions are denominated in the local currencies of the originating countries. As a result, exchange rate risk is not significant and is at times hedged via routine foreign currency hedging contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below summarizes outstanding hedging transactions (related to commercial transactions) at December 31, 2003:

Currency	Currency	Total Amount of	Total Amount of
Sold	Purchased	Currency Sold	Currency Purchased

AUD	USD	13.3	9.9

USD	CHF	0.5	0.6
USD	DKK	0.5	3.2
USD	EUR	25.2	21.2
USD	GBP	10	5.9
USD	HUF	0.2	48.9
USD	NOK	0.2	1.1
USD	PLN	0.3	1.3
USD	SEK	0.7	5.6

USD)total ve (seller position		rsus currencies	37.6

      The Group’s financial debt mainly consists of bonds issued by the parent company (see Note 16), exclusively in euros, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by the subsidiaries are in the currency of the using company and therefore carry no exchange-rate risk. Intercompany loans/borrowings are hedged as appropriate, whenever they present a net exposure to exchange-rate risk. However, since most cash needs of subsidiaries are financed from within their country as part of the cash pooling system, cross-border transactions are limited in number and in duration.

      In addition, changes in exchange rates between other currencies and the euro (the Group’s reporting currency) may have an impact on the consolidated balance sheet and income statement.

      The following table provides a breakdown of Group revenues by currency of origination:

Revenues by Currency	2003	2002

Euro	25%	31%
US dollar	44%	43%
Pound sterling	9%	10%
Others	22%	16%

	100%	100%

      The depreciation by 1% in the value of the euro with respect to other currencies would have the following effect (favorable impact):

•	€ 29 million on consolidated net income in 2003

•	€ 5 million on operating income in 2003.

Country Risk

      Publicis’ operations in geographic regions considered to be at risk (Asia-Pacific, Latin America) continue to represent a minor portion (12%) of consolidated revenues.

Exposure to Equity Investment Risk

      The main stockholdings that are exposed to a significant market risk are treasury stock and Interpublic Group (IPG) stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A decline in the value of treasury stock value would not have an impact on earnings since the carrying value of the treasury stock is deducted from shareholders’ equity and provision allocations are neutralized.

      Given Publicis’ substantial unrealized capital gain on IPG shares at December 31, (market value represents more than four times the carrying value in the consolidated financial statements), a 10% decrease in their market value would not be sufficient to give rise to a provision.

      The impact of a 10% decrease in the market price of these stockholdings by Publicis is as follows:

	Equity Investments	Others (IPG stock)

Asset position	N/A	0

Basic and Diluted Earnings Per Share

      Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Since December 31, 2002, given their treatment as deductions from shareholders’ equity, the number of treasury shares owned is no longer included in the total number of shares outstanding for the purposes of this calculation.

      Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period including potential ordinary shares resulting from the exercise of all stock options outstanding at year-end (treasury stock method), together with the conversion of all convertible bonds (OCEANEs) and the redemption of all ORANEs into shares. However, in light of prevailing Publicis share price levels at December 2003 and 2002, which are less than the exercise price of the OBSA equity warrants, the potential dilutive effect of the OBSA equity warrants has not been taken into account.

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

      This modification had the following impact on the prior year statements of income:

	2001 Statement of Income

	After	Amount
	Reclassification	Reclassified	Published

	(Euros in millions)
Exceptional items	(8)	(8)	—
Income taxes	(78)	21	(99)
Exceptional (expense) income, net of tax	—	3	(3)
Amortization of goodwill	(65)	(16)	(49)

		0

      Effective January 1, 2003, Publicis changed the presentation of its consolidated statement of income by reclassifying the “Depreciation of intangible assets arising from acquisition” previously included in “Amortization expense on goodwill” to a specific line as part of Operating Income.

      “Other operating income” has also been reclassified, given its non-significant nature. This item, which primarily represents rebillings of operating costs and revenues from sub-leases, has been recorded under “Other operating expenses”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      These two modifications had the following impacts on the prior year statements of income:

	2002 Statement of Income			2001 Statement of Income

	After	Amount		After	Amount
	Reclassification	Reclassified	Published	Reclassification	Reclassified	Published

	(Euros in millions)
Amortization expense on intangible assets arising from acquisition	(24)	(24)	—	(15)	(15)	—
Amortization expense on goodwill	(69)	24	(93)	(50)	15	(65)

		0			0
Other operating expense	(734)	22	(756)	(645)	16	(661)
Other operating income	0	(22)	22	0	(16)	16

		0			0

      In addition, beginning with the interim financial statements published at June 30, 2003, the Group has decided henceforth to present its accounts in accordance with the text from the Autorité des Marchés Financiers (AMF) dated June 30, 2003 entitled “Information concerning the criteria affecting the classification of hybrid financial instruments in the consolidated financial statements”.

      As a result, ORANEs are now classified outside shareholders’ equity than under “shareholders’ equity” and the recognition of interest paid in respect of ORANEs is now treated as a financial cost and no longer as a distributed dividend.

2.2 Bcom3 Acquisition

      In 2003, the Group completed its valuation of the identifiable assets and liabilities of the Bcom3 Group acquired on September 24, 2002.

Terms of Acquisition

      Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following marketable securities to Bcom3 shareholders:

•	56,250,000 new Publicis shares with a value on issue of € 30.50 (with a nominal value of € 0.40 and a premium of € 30.10 per share),

•	bonds with a face value of € 858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares,

•	bonds with a face value of € 858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.

Characteristics of the Bonds Issued in Relation with Bcom3 Acquisition

•	ORANEs — Bonds redeemable into existing or new shares

This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 1,562,500 ORANEs with a face value of € 549 each, for a total face value of € 857,812,500.

Each ORANE grants the right to receive 18 new or existing Publicis shares, at the rate of one share per year from September 1, 2005 until the bonds’ twentieth anniversary (2022). At the same time, the value of each ORANE is reduced by € 30.50 per year on each of the twenty anniversary dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Each bond carries 10 detachable equity warrants, granting the right to subscribe at any moment during the period from September 24, 2013 to September 24, 2022 for one Publicis share at the price of € 30.50 by paying in full and in cash on subscription.

The bonds will be redeemed each year from June 30, 2013 to June 30, 2021 with final redemption occurring on September 24, 2022 at one tenth of their face value (€ 30.50).

OBSAs bear interest at 2.75% of their face value.

Purchase Price

      Pursuant to Rule 99-02 of the CRC, the securities provided as consideration for the acquisition were valued at fair value at the date of acquisition, September 24, 2002:

•	the 56,250,000 new Publicis shares were valued at the prevailing market price at the date of acquisition (€ 17.60 per share), representing a total value of € 990 million.

•	the 1,562,500 ORANEs were valued at € 495 million, representing their fair value on acquisition, determined on the basis of the stock market price of Publicis shares at that date. Based on the results of a detailed assessment of this financial instrument, the ORANEs have been classified outside shareholders’ equity in the consolidated balance sheet.

•	the OBSAs were valued at € 642 million, an amount which includes the present value of the bond component at the acquisition date (€ 445 million) and the fair value of the equity warrants (€ 197 million). Both of these values were jointly calculated by our internal experts and our bank advisers by applying a 8.5% discount rate for the bond component of the OBSA and using the Black — Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%).

      The total acquisition price of € 2,257 million breaks down as follows:

(In millions of euros)

Value of Publicis shares	990
Value of ORANEs	495
Value of OBSAs	642
Deferred tax liability on the OBSA valuation adjustment	74
Acquisition expenses (net of tax)	56

Total	2,257

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill on Acquisition

      Final goodwill on acquisition of € 1,943 million breaks down as follows (amounts net of tax, with a tax effect of € 165 million):

(In millions of euros)

Purchase price	2,257
– Bcom3 negative net worth restated under French accounting standards	68
+ Fair value of identified assets and liabilities:
Restructuring expenses	141
Vacant property provisions	168
Retirement obligation provisions	45
Other items	64
– Allocation to property and equipment	59
– Allocation to intangible assets	(578)
– Effect of foreign exchange	(281)

Gross goodwill on acquisition at December 31, 2003	1,943

      Goodwill on acquisition is amortized over 40 years.

Allocation to Intangible Assets

      The intangible assets resulting from the identification of Bcom3’s assets and liabilities, as determined by an independent expert, are as follows:

Client relationships	309
Trademarks	387
Others	7
Allocation to intangible assets(1)	703
Deferred tax liabilities on the above	(125)

Net impact on Bcom3 goodwill (at acquisition date)	578

(1)	As of 31 December 2003, taking into account the foreign exchange translation impact of € 93 million, the gross amount allocated to intangible assets is € 610 million.

      Client relationships are amortized over their estimated life of 17 years. Trademarks are not amortized as they are considered to have an indefinite useful life.

2.3 Other Changes to the 2003 Scope of Consolidation

      Upon the conclusion of the agreement signed with Cordiant in September 2001, Publicis acquired Cordiant’s 25% stake in ZenithOptimedia Group for an amount of € 107 million, thereby increasing its holding to 100%. Goodwill of € 76 million was recognized. In accordance with accounting standards, the valuation of identifiable assets and liabilities has not been modified since the acquisition of control.

      Publicis has also purchased the minority interests of 32.6% in Starcom Motive London for € 35 million.

      Non-significant acquisitions have also taken place during the year. These acquisitions taken as a whole represent less than 1% of the consolidated revenues and a negative contribution of 1.7% of the total net income before amortization of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No significant disposal took place during the fiscal year. The total sum of all divestitures and business terminations represents less than 1% of consolidated revenues.

2.4 Changes to the 2002 Scope of Consolidation

      In addition to the acquisition of Bcom3, which was effective September 24, 2002 (see Note 2 — Presentation of the financial statements, section 2.2 Bcom3 acquisition), several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct ’n’ More in Austria, Arredondo de Haro and Art-y-maña in Mexico, Magnesium in Belgium, Sales Story, ECA2, Stella, and Flamenco in France.

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

2.5 Changes to the 2001 Scope of Consolidation

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

      Additionally, according to the terms of the shareholders’ agreement, Cordiant may sell its 25%- stake in Zenith Optimedia Group to Publicis and Publicis may exercise a purchase option enabling it to repurchase Cordiant’s stake.

      Prior to this operation, Publicis owned practically 100% of Optimedia and More Media, and through Saatchi & Saatchi, held a 50%-stake in Zenithmedia, which was accounted for using the equity method beginning in September 2000 (as a result of the acquisition of Saatchi & Saatchi).

      This operation is comprised of two components in the consolidated financial statements:

•	the purchase of an additional 25%-stake in Zenithmedia with the recognition of goodwill on acquisition,

•	additionally, the disposal of a 25%-stake in Optimedia with the recognition of a capital gain on disposal in the consolidated statement of income.

      The capital gain on sale and goodwill on acquisition were determined on the basis of the fair market value of Zenithmedia and Optimedia, both of which were deemed to be € 240 million (€ 60 million for the 25% that was acquired and sold).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Residual goodwill (after allocating the purchase price discrepancy to identifiable intangible assets) arising from the additional 25% acquisition of Zenithmedia amounted to € 41 million, to be amortized over 20 years.

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

3.     Goodwill and Intangible Assets, Net

      Analysis of the principle components of goodwill related to consolidated subsidiaries:

			North
	France	Rest of Europe	America	Rest of World	Total

	(In millions of euros)
Net book value 2001	48	109	746	90	993

Net book value 2002	115	669	1,780	464	3,028

Year 2003:
Existing goodwill at January 1, 2003	151	733	1,852	508	3,244
Reclassification to Trademarks and client relationships	—	—	(213)	—	(213)
Adjustment on Bcom3 goodwill	2	23	50	16	91
Other 2003 acquisitions and foreign exchange impacts	21	129	(377)	(2)	(229)

Total gross book value	174	885	1,312	522	2,893
Amortization	(42)	(124)	(94)	(37)	(297)

Total net value 2003	132	761	1,218	485	2,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in Goodwill and Other Intangible Assets, Gross

	Gross Book Value

		Trademarks and
	Goodwill	Client Relationships	Software and Other	Total

	(In millions of euros)
December 31, 2000	945	7	38	990

Additions	168	176	9	353
Disposals	(6)	0	(2)	(8)
Translation and other	38	1	1	40

December 31, 2001	1,145	184	46	1,375

Additions	2,231	684	78	2,993
Disposals	(2)	(1)	(1)	(4)
Translation and other	(130)	(20)	(1)	(151)

December 31, 2002	3,244	847	122	4,213

Reclassifications	(213)	213	—	—
Additions	269	—	17	286
Disposals	(8)	(4)	(30)	(42)
Translation and other	(399)	(106)	(9)	(514)

December 31, 2003	2,893	950	100	3,943

      The fair value valuation of identified intangible assets for significant acquisitions (Bcom3, Fallon, Frankel, Nelson, ZenithOptimedia) at the acquisition date was carried out by independent experts.

Changes in Accumulated Goodwill Amortization and Other Intangible Assets

	Accumulated Amortization

		Trademarks and
	Goodwill	Client Relationships	Software and Other	Total

	(In millions of euros)
December 31, 2000	84	3	19	106

Additions	63	3	5	71
Disposals	—	—	(1)	(1)
Translation and other	5	(1)	4	7

December 31, 2001	152	5	27	183

Bcom3	14	5	45	64
Additions	70	6	6	82
Disposals	(1)	—	(2)	(3)
Translation and other	(19)	(1)	(1)	(21)

December 31, 2002	216	15	75	306

Additions	113 (1)	31	16	160
Disposals	(3)	(2)	(16)	(21)
Translation and other	(29)	22	(7)	(14)

December 31, 2003	297	66	68	431

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	of which € 19 million of additional depreciation of goodwill following impairment tests carried out at the end of the year. The value-in-use was determined using the present value of estimated future cash flows. The calculations are based on a five-year forecast and the following assumptions: discount rate between 9 and 9.5%, and a growth rate between 3.5 and 4% for an infinite period, according to the specifics of the activities in question. The additional depreciation of goodwill recorded in 2003 concerned the US-based Frankel subsidiary for € 6 million, with no other subsidiary accounting for more than € 2 million.

4.	Property and Equipment, Net

Changes in Gross Property and Equipment

	Gross Book Value

	Land and
	Buildings	Other	Total

	(In millions of euros)
December 31, 2000	74	710	784

Impact of acquisitions	—	29	29
Additions	2	97	99
Disposals and write offs	—	(73)	(73)
Translation and other	(2)	17	15

December 31, 2001	74	780	854

Impact of acquisitions	138	461	599
Additions	—	74	74
Disposals and write offs	(2)	(83)	(85)
Translation and other	(14)	(98)	(112)

December 31, 2002	196	1,134	1,330

Impact of acquisitions	—	2	2
Additions	—	103	103
Disposals and write offs	(1)	(149)	(150)
Translation and other	(37)	(52)	(89)

December 31, 2003	158	1,038	1,196

Land and Buildings

      At December 31, 2003, the net book value of land and buildings of which Publicis holds full ownership is € 46 million.

      The Group’s principal real property asset is its corporate headquarters located at 133 avenue des Champs-Elysées in Paris. This seven-story building comprises about 12,000 square meters of office space primarily occupied by Group companies and 1,500 square meters of commercial property occupied by the Publicisdrugstore (the Drugstore) and two public cinemas. Following the completion of the major renovation program of the Drugstore and movie theater complex started at year-end 2001, the Publicisdrugstore has now re-opened to the public as of February 4, 2004.

      The parent company, Publicis Groupe S.A., owns four floors of a building occupied by Métrobus at 15 rue du Dôme in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space which is for the most part occupied by Group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima, and Seoul, comprising a total of 14,000 square meters, all in city center locations.

Other Property and Equipment

      The Group has significant information systems equipment dedicated to the creation and production of advertising, the management of media buying, and administrative functions.

      In addition, gross property and equipment includes € 77 million (€ 21 million net book value) of billboards and furniture and fixtures belonging to the Group’s outdoor display companies, principally JC Decaux Netherlands (ex-Publex) and Métrobus, a sales unit specializing in public transportation advertising space.

Assets Under Capital Leases

      The net book value of these assets recorded in the consolidated balance sheet is € 106 million at December 31, 2003.

      The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract represents a gross value of € 100 million depreciable over 40 years, related to the use of an office building located at 35 West Wacker Drive, Chicago (United States).

Changes in Accumulated Depreciation of Property and Equipment

	Accumulated Depreciation

	Land and
	Buildings	Other	Total

	(In millions of euros)
December 31, 2000	15	439	454

Impact of acquisitions	—	20	20
Additions	2	76	78
Disposals	—	(61)	(61)
Translation and other	2	10	12

December 31, 2001	19	484	503

Impact of acquisitions	3	254	257
Additions	4	93	97
Disposals	(1)	(62)	(63)
Translation and other	(4)	(59)	(63)

December 31, 2002	21	710	731

Impact of acquisitions	—	2	2
Additions	7	101	108
Disposals	(1)	(73)	(74)
Translation and other	(15)	(19)	(34)

December 31, 2003	12	721	733

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Investments and Other Financial Assets, Net

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Investments in non-consolidated affiliates	29	32	37
Advances to affiliates	21	31	15
Credit Linked Notes(1)	392	—	—
Other financial assets, gross	58	52	33

Gross book value	500	115	85
Provisions for investments and financial assets	(19)	(17)	(18)

Net book value	481	98	67

(1)	The Credit Linked Notes amount to € 380 million in principal and € 12 million of accrued interest

      In July 2003, Publicis invested in € 380 million worth of “Credit Linked Notes” (CLN) related to the credit risk of Publicis. These CLN have the following characteristics:

•	Maturity date: June 2022,

•	Fixed interest rate, payable in cash (yield to maturity 8.6%),

•	Constant rate of redemption by tenth beginning June 2013.

      Should Publicis experience a credit event with respect to its financial obligations prior to June 2022 (bankruptcy, debt restructuring, payment default on debt greater than € 25 million), the CLN will mature early, and the settlement to Publicis will consist of financial instruments representing its own debt in proportions contractually defined and for a nominal value at least equivalent to that of the CLN.

      To ensure that obligations are met under the CLN, the CLN issuer (an entity created for this purpose) acquired the following instruments, which comprise the entirety of its assets:

•	G7 member government bonds and, where appropriate, other investments,

•	an Asset Swap to manage the difference between the CLN coupon payment dates and the dates on which the government bond coupon payments occur,

•	a Credit Default Swap (CDS) related to the credit risk of Publicis.

      This entity is controlled by Publicis according to the French regulation 99-02, but is not consolidated due to the absence of interest in the company’s capital at December 31, 2003.

      The market values of the various components are as follows as at 31 December 2003:

Market Value

(In thousand of euros)
• Swap	(7,305,837)
• CDS ( 365 bp)	35,748,334
• Government treasury bonds	374,510,349

Total CLN	402,952,846
Value as a % of nominal value	106.0%

      The repayment to Publicis of the principal of the CLN is backed by certain debt guarantees linked to debt securities issued in member states of the G7 held by the CLN issuer. Deutsche Bank bears the counterparty risk of the swaps.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of the Credit Linked Notes is exposed to interest rate risk (as a fixed-rate investment) and credit risk through Publicis’ CDS.

List of Investments in Non-Consolidated Entities at December 31, 2003

	% of	Gross	Net	Market
	Ownership	Value	Value	Value

	(In millions of euros)
Interpublic Group (IPG)	1.3	16	16	66
Other	—	13	13	—

Total		29	29

      Summary data on IPG (consolidated figures):

2002

(In millions of dollars)
Revenues	6,204
Net income	99
Shareholders’ equity at December 31	2,100

6.	Investments Accounted for by the Equity Method

      Investments accounted for by the equity method at December 31, 2003 totaled € 30 million (at December 31, 2002: € 33 million; at December 31, 2001: € 8 million). The variation during fiscal year 2003 breaks down as follows:

(In millions of euros)
Total at December 31, 2002	33
New acquisitions	5
Disposals	(4)
Group share of earnings acquired in 2003	4
Dividends paid in 2003	(1)
Effect of foreign currency and others	(7)
Total at December 31, 2003	30

      The main entities accounted for under the equity method are Bartle, Bogle Hegarty (BBH) and International Sports and Entertainment (iSe). Their carrying values on the balance sheet amount to € 21 million and € 4 million, respectively. iSe, jointly created in 2003 between Publicis (45%), Dentsu (45%) and Sports Mondial (10%), won the “Hospitality and Prestige Ticketing” program with the FIFA 2006 World Cup Football Championship.

7.	Inventory and Costs Billable to Clients

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Gross book value	418	298	199
Provision for depreciation	(2)	(3)	(4)

Net book value	416	295	195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Accounts Receivable

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Trade accounts receivable	3,315	3,716	1,874
Notes receivable	11	15	19

Gross value	3,326	3,731	1,893
Allowance for doubtful accounts	(63)	(68)	(48)

Net book value	3,263	3,663	1,845

      All receivables are due within one year. It should be noted that when Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement impact), the related accounts receivable are recorded in “Other receivables” in the balance sheet.

9.	Other Receivables

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Taxes receivable	224	107	68
Receivables on agency transactions	129	79	75
Advances to suppliers	44	45	30
Other receivables	207	200	171
Prepaid expenses and other	94	95	68

Gross book value	698	526	412
Provision	(8)	(4)	(1)

Net book value (excluding deferred tax assets)	690	522	411
Deferred tax assets, net	396	429	28

Net book value (including deferred tax assets)	1,086	951	439

      Other receivables are due within one year, with the exception of deferred tax assets.

      Deferred tax assets at December 31, 2003 include € 109 million related to restructuring and vacant property provisions set aside in respect of the Bcom3 acquisition.

10.	OCEANE Redemption Premium

      The gross amount of the OCEANE redemption premium at December 31, 2003 is € 239 million. The redemption premium is amortized under the actuarial method over the 16-year term of the bond. At December 31, 2003, accumulated amortization of the premium stood at € 24 million.

11.	Marketable Securities

      The net book value of the portfolio of marketable securities at December 31, 2003 is € 196 million, consisting primarily of money market funds, mutual funds, certificates of deposit and bonds, with the stock market value of listed securities being very slightly higher than the historic value.

      At December 31, 2001, treasury stock was included under this caption in the amount of € 136 million. Following the change in the function of the treasury stock in 2002, treasury shares held by Publicis since December 31, 2002 have been deducted from shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Shareholders’ Equity

Neutralization of Existing Treasury Stock at December 31, 2003

      Following the decision in 2002 to cease reserving all treasury stock for employee stock allocation programs, treasury stock held in the portfolio at year-end has been deducted from shareholders’ equity.

      The following table shows the movements in treasury stock during 2003:

		Gross Book Value	Provision for
	Number of Shares	on Balance Sheet	Depreciation	Net Book Value

	(In millions of euros, except number of shares)
Treasury stock held at December 31, 2002	12,790,600	318	(2)	316
2003 purchases at an average price per share of € 22.50	319,000	7	—	7
Options exercised	(103,522)	(2)	—	(2)
Shares received — merger with Somarel	6,311	—	—	—
Reversal of provisions 2003	—	—	2	2

Treasury stock held at December 31, 2003	13,012,389	323	—	323

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Minority Interest

Retained Earnings

(In millions of euros)
December 31, 2000	77

Dividends paid by subsidiaries to minority interest	(25)
Consolidated net income for the period, minority interest	19
Minority interest (25%) in Zenith’s negative equity position at the date of the additional 25% purchase	(9)
Minority interest (25%) in the revaluation of Zenith assets	30
Other	(3)

December 31, 2001	89

Acquisition impacts	19
Dividends paid by the subsidiaries to minority interest	(26)
Consolidated net income for the period, minority interest	29
Zenith acquisition price allocation adjustment	(9)
Translation adjustment and other impacts	(2)

December 31, 2002	100

Acquisition impacts(1)	(38)
Dividends paid by the subsidiaries to minority interest	(20)
Consolidated net income for the period, minority interest	24
Translation adjustment and other impacts	(11)

December 31, 2003	55

(1)	of which € 30 million related to the acquisition of the 25% holding in ZenithOptimedia Group

14.	ORANEs

      As consideration for the Bcom3 acquisition, Publicis issued 1,562,500 ORANEs with a face value of € 858 million. This issue was recognized under shareholders’ equity at fair value at the date of acquisition, i.e., € 495 million. During 2003, the total bond issue was reclassified to “ORANEs” (see Note 2 — Presentation of the financial statements, section 2.1) and therefore is no longer included in shareholders’ equity at year-end 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Provisions for Contingencies and Charges

				Pensions and
				Other Post-	Deferred		Zenith
		Real		Employment	Tax		Equity
	Restructuring	Estate	Sub-Total	Benefits	Liabilities	Legal	Method	Other	Total

	(In millions of euros)
December 31, 2000	10	64	74	37	—	13	19	26	169

Impact of acquisitions	—	—	—	3	—	—	(19)	6	(10)
Additions	9	4	13	8	10	3	—	14	47
Reversals	(4)	(9)	(13)	(5)	(2)	(3)	—	(16)	(39)
Translation and other	(1)	—	(1)	12	6	1	—	—	18
Other	4	10	14	14	52	—	—	—	80

December 31, 2001	18	69	87	69	66	14	—	30	266

Impact of acquisitions	262	250	512	174	211	25	—	93	1,015
Additions	5	(5)	—	32	8	14	—	20	74
Reversals	(16)	(12)	(28)	(30)	(8)	(15)	—	(31)	(112)
Translation and other	(12)	(18)	(30)	(11)	(30)	(2)	—	—	(73)
Others	—	—	—	—	—	(1)	—	—	(1)

December 31, 2002	257	284	541	234	247	35	—	112	1,169

Adjustment on Bcom3 provisions	(38)	41	3	—	—	20	—	—	23
Additions	5	—	5	43	26	7	—	36	117
Reversals	(111)	(50)	(161)	(23)	(22)	(5)	—	(30)	(241)
Translation and other	(11)	(43)	(54)	(7)	(15)	(3)	—	31	(48)

December 31, 2003	102	232	334	247	236	54	—	149	1,020

(1)	Adjustments to provisions carried out in the year following the acquisition of Bcom3 do not impact the income statement, but are charged to goodwill.

      Reversals mainly concerned amounts used during the period.

Deferred Tax Liabilities

      This account includes the tax impact of the revaluation of intangible assets when the Zenith (€ 38 million) and Bcom3 (€ 100 million) acquisitions were made, together with the OBSA fair value adjustment (€ 71 million).

Restructuring Provisions and Real Estate Provisions

      Restructuring provisions and real estate provisions result primarily from the acquisition of Bcom3.

      • Restructuring Provisions

These provisions are based on estimated closing or restructuring costs for certain activities as a result of plans announced publicly but not yet carried out at year-end 2003 (principally severance pay). The plans, detailed by project and nature, were approved by management before announcement. The plans are followed up centrally so as to use the provision for costs incurred and so as to validate the remaining provision for the anticipated further costs to be incurred. Modifications made to the provisions estimated upon Bcom3’s acquisition have impacted the related goodwill to the associated goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Provisions Related to Real Estate

These provisions mainly include a provision related to the acquisition of Bcom3 in the amount of € 203 million at December 31, 2003 and provisions related to Saatchi & Saatchi. These provisions relate mainly to buildings in New York City for a total of € 182 million including € 77 million for the lease contract for the building at 375 Hudson Street in New York City. Valuations have been carried out by independent experts.

Employee Benefits

      The Group has a certain number of defined benefit plans (retirement indemnities and health coverage). Obligations under significant plans are calculated in accordance with FAS 87 and FAS 106 on an annual basis. The calculations for these defined benefit plans have been reviewed by independent experts in the United States, England and Germany.

	December 31, 2003

			Healthcare
		Defined Benefit	Coverage After
	Total	Plans	Retirement

	(In millions of euros)
Present value of financed obligation	268	268	—
Fair value of plan assets	195	195	—

Unfunded portion of the financed obligation	73	73	—
Present value of unfunded obligations	97	59	38

Unrecognized actuarial gains (losses)(1)	(22)	(18)	(4)

Net liability related to defined benefit plans	149	116	33

Net liability related to defined contribution plans	98	98	—

Total net liability	247	214	33

(1)	Gains and losses resulting from changes in actuarial assumptions are spread over time in the statement of income.

      The amounts recognized in the 2003 statement of income are as follows:

	Year 2003

		Healthcare
	Defined Benefit	Coverage After
	Plans	Retirement

	(In millions of euros)
Current service costs	16	1
Interest costs	19	2
Expected return on plan assets	(14)	—
Net actuarial (gain) loss recognized in the year	1	—
Past service costs	—	—
Loss (gain) on reductions and liquidations	—	—
Total “Personnel costs”	22	3

Actual return on plan assets	(26)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The main actuarial assumptions at December 31, 2003 (expressed as weighted average figures) are as follows:

	December 31, 2003	December 31, 2002

Discount rate at December 31	6%	6,25%
Expected return on plan assets at December 31	8%	7%
Future increases in salaries	3,75%	3,90%
Future increases in retirement costs	2,25%	2,25%
Annual increase in healthcare costs	12,5% initially	11,75% initially
	5% subsequently	5% subsequently

16.	Bank Borrowings and Overdrafts

		December 31
Number of
Securities		2003	2002	2001

		(In millions of euros)
	Bonds (excluding accrued interest) issued by Publicis
	Groupe S.A.:
20,000	Bond exchangeable into IPG shares — 2% — January 2007	200	200	200
17,624,521	OCEANE — 2.75% — January 2018	690	690	—
—	OCEANE — January 2018 — redemption premium	239	239	—
23,172,413	OCEANE 0.75% — July 2008	672	—	—
2,812,500	OBSA — 2.75% — September 2022 — bond component(1)	463	449	—
28,125,000	OBSA — equity warrants with an exercise price of € 30,50(2)	187	197	—
	Other borrowings:
	Accrued interest	16	13	—
	Other loans and short-term credit lines	124	303	549
	Bank overdrafts	451	490	316
	Obligations under capital leases	146	181	4

	Total	3,188	2,762	1,069

(1)	the value of the bond component of the OBSA corresponds to the present value of the former, using a discount rate of 8.5%.

(2)	the amount of € 197 million corresponds to the fair value of the warrants at the acquisition date amortized over a 20 year period.

      Bonds issued by Publicis Group S.A. are all denominated in euros and carry fixed rates. The interest rates on these bonds are not hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net debt, after deducting cash, marketable securities and Credit Linked Notes, comes to:

	2003	2002	2001

	(In millions of euros)
Bank borrowings and overdrafts	3,188	2,762	1,069
Credit Linked Notes, including accrued interests (included in line “investments and other financial assets, net”)	(392)	—	—
OCEANEs redemption premium	(215)	(227)	—
Marketable securities	(196)	(342)	(178)
Cash and cash equivalent	(1,219)	(863)	(621)

Net debt	1,166	1,330	270

      The Credit Linked Notes (CLN) are deducted from the gross financial indebtedness as part of the calculation of net financial indebtedness. This deduction is made because the CLN are linked to the OBSAs as they were subscribed in the context of the monetization of the bond component of the OBSAs by the former shareholder’s of Bcom3. Future cash flows from the CLN are matched in terms of timing with those of the OBSAs. Furthermore, the CLN are free of all liens or pledges and may be sold at any time.

Analysis by Date of Maturity

	December 31

	2003	2002	2001

	(In millions of euros)
Due in less than one year	735	751	758
Due in one to five years	751	93	103
Due in more than five years	1,702	1,918	208

Total	3,188	2,762	1,069

Analysis by Currency

	December 31

	2003	2002	2001

	(In millions of euros)
Euros	2,638	1,883	592
U.S. dollars	387	699	328
Other currencies	163	180	149

Total	3,188	2,762	1,069

Analysis by Type of Interest Rate

      Financial debt comprises fixed-rate borrowings (which account for three-quarters of total borrowings at December 31, 2003) for which the average interest rate in 2003 was 4% (this rate takes into account the additional interest expense arising from discounting the OBSA bond component to present value). After taking into account the variable-rate portion of the debt (one-quarter of total borrowings at December 31, 2003), the average interest rate borne by Publicis at December 31, 2003 is 2.7%

17.	Accounts Payable

      The line “Accounts payable” includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Sapin Law (Loi Sapin), which are included in “Accrued expenses and other liabilities”. These liabilities are payable within one year.

18.	Accrued Expenses and Other Liabilities

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Corporation taxes payable	276	139	62
Payables related to agency transactions	188	117	119
Other liabilities	112	101	35
Advances received	236	202	208
Other payables(1)	870	915	633
Deferred revenues and other liabilities	125	140	62
Contingent Value Rights payable by Publicis	—	—	195

Total	1,807	1,614	1,314

(1)	This includes payables related to payroll costs and payroll taxes, tax payables (other than income tax), payables to suppliers of fixed assets and advances from companies that are neither consolidated nor accounted for by the equity method.

      The majority of liabilities at December 31, 2003 are payable within one year.

19.	Income Taxes

Analysis of Income Tax Expense

	December 31

	2003	2002	2001

	(In millions of euros)
Current income tax expense	(164)	(145)	(78)
Deferred income tax expense	(8)	13	(1)

Income tax on income of consolidated companies	(172)	(132)	(79)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective Tax Rate

      The effective tax rate is as follows:

	December 31,	December 31,	December 31,
	2003	2002(1)	2001(2)

	(In millions of euros)
Income of consolidated companies before taxes and goodwill amortization	455	374	296
French statutory tax rate	34.33%	34.33%	35.33%
Expected tax expense:	(156)	(128)	(105)
Impact of:
— income of subsidiaries taxed at different rates	(8)	(2)	(3)
— income taxes at reduced rates	0	0	1
— utilization of deferred tax asset on operating losses	8	28	37
— provisions on deferred tax assets(3) and current year tax losses not activated	(31)	(17)	(31)
— permanent differences	15	(13)	23

Tax expense recorded in the statement of income:	(172)	(132)	(78)
Effective tax rate	37.8%	35.3%	26.3	%(2)

(1)	after reclassification of amortization of intangible assets arising on acquisitions (see Note 2.1 — Presentation of the financial statements)

(2)	Excluding the gain on the disposal of Optimedia, the effective tax rate for 2001 is 32%.

(3)	The provision for deferred tax assets represents a valuation allowance established on deferred tax assets due to uncertainties surrounding their potential utilization.

      Publicis’ subsidiaries carry a substantial amount of tax loss carry-forward, in respect of which, given the uncertainties surrounding their limited potential to be utilized and given that they are set to expire within a relatively short period, a deferred tax credit has not been recognized as an asset in the consolidated balance sheet. These tax loss carry-forward totals € 1 billion at December 31, 2003 including approximately € 700 million from French source and € 200 million from US source.

Deferred Taxes

      Deferred tax assets and liabilities are included in the following balance sheet line items:

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Other receivables:
— Short-term portion	125	155	25
— Long-term portion	271	274	3

Total deferred tax assets	396	429	28

Provision for contingencies and charges:
— Short-term portion	(13)	(14)	(1)
— Long-term portion	(223)	(233)	(65)

Total deferred tax liabilities	(236)	(247)	(66)

Deferred tax assets (liabilities), net	160	182	(38)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sources of Deferred Taxes

	December 31,	December 31,	December 31,
	2003	2002	2001

	(In millions of euros)
Provisions for contingencies and charges and accrued expenses	392	425	25
Operating loss carry-forwards	4	4	3

Total deferred tax assets	396	429	28

Long-lived assets	(28)	(5)	(14)
Bcom3 and Zenith asset revaluation	(208)	(242)	(52)

Total deferred tax liabilities	(236)	(247)	(66)

Deferred tax assets (liabilities), net	160	182	(38)

20.	Off-balance Sheet Commitments

		Falling Due

		Within One	One to Five	More Than
Contractual Commitments	Total	Year	Years	Five Years

	(In millions of euros)
Commitments given
Lease contracts	1,551	229	769	553
Commitments and options to repurchase minority interest	129	81	46	2
Commitments to divest equity investments	8	8	—	—
Deposits and guarantees(1)	90	—	90	—

Total	1,778	318	905	555

(1)	Includes a guarantee given to a bank in the amount of € 88 million in relation to the 45% holding in iSe (International Sports & Entertainment AG), who has committed to paying a total of € 176 million in January 2005 for the acquisition of a FIFA license related to the “Hospitality and prestige ticketing” program.

      Most commitments relate to standard call options, the value of which has been estimated on the basis of contractual clauses and the latest available data. Commitments to repurchase minority interest are followed centrally and their value is estimated on the basis of contractual clauses and forecast of the related data over the period.

      Financial debt and finance lease contracts are analyzed by due date in Note 16 above.

		Amounts by Due Date

		Within	One to Five	More Than
Other Commercial Commitments	Total	One Year	Years	Five Years

	(In millions of euros)
Commitments received
Unused credit lines	1,030	330	700	—
Commitments given
Other commercial commitments	8	8	—	—

Total	1,038	338	700

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments Related to Borrowings and ORANEs

•	Exchangeable IPG debenture loan — 2% January 2007

According to the terms of this debenture loan, holders have the possibility to request the conversion of their bonds into a number of Interpublic Group shares representing a premium of 30% over the reference price (which represents an exchange price of 36.74 US$) at the rate of 244.3 IPG shares per bond. Beginning June 30, 2003, should a request for conversion be made, Publicis may be called upon to deliver a maximum of 4,885,950 Interpublic Group shares in order to repay the loan. However, the Company reserves the right to make payments in cash rather than in shares.

•	OCEANE 2018 — 2.75% actuarial January 2018

Under the terms of the OCEANE, bondholders may request that bonds be converted, at the rate of one share per bond, at any time from January 18, 2002 until the seventh business day before the maturity date (January 2018). The Company thus commits to deliver 17,624,521 shares which may, at Publicis’ discretion, either be new shares to be issued or existing treasury shares.

•	OBSA — 2.75% September 2022

Under the terms of the OBSA, upon exercise of the detachable equity warrants (each bond carrying 10 warrants), the Company commits to increasing its capital by € 0.40 per share subscribed with a premium of € 30.10 per share, which corresponds to the exercise price of € 30.50. These warrants may be exercised at any time from September 24, 2013 to September 24, 2022.

•	OCEANE 2008 — 0.75% actuarial July 2008

Under the terms of the OCEANE, bondholders may request that bonds be converted, at the rate of one share per bond, at any time from August 26, 2003 until the seventh business day before the maturity date (July 2008). The Company thus commits to deliver 23,172,413 shares which may, at Publicis’ discretion, either be new shares to be issued or existing treasury shares held.

•	ORANEs — Bonds redeemable in existing or new shares — September 2022

Each ORANE gives the right to receive 18 new or existing Publicis shares at a rate of one per year from September 1, 2005 until the twentieth anniversary of the bond (2022). The Company thus commits to deliver 1,562,500 shares each year, from 2005 to 2022, for a total of 28,125,000 shares, which may, at Publicis’ discretion, either be new shares to be issued or existing treasury shares held.

      At December 31, 2003 there is no significant pledges or guarantees nor any significant off-balance sheet commitments as defined by applicable accounting standards.

21.	Employee Compensation and Headcount

      Employee compensation includes salaries, benefits, commissions, bonuses, profit sharing and paid vacation. Payroll taxes on salaries are included in general and administrative expenses.

Compensation of Directors and Officers

      Compensation paid to members of the Supervisory Board and the Management Board in 2003 totaled € 1.1 million and € 7.6 million, respectively. The corresponding figures for 2002 were € 1.1 million and € 5.4 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Headcount: Evolution and Breakdown

	December 31,	December 31,	December 31,
	2003	2002	2001

By geographic region:
France	3,700	3,810	3,521
Rest of Europe	10,032	10,417	6,183
North America	11,139	11,409	6,372
Rest of world	10,295	10,045	4,516

Total	35,166	35,681	20,592

Breakdown by Function (%)
Sales	22%
Creative development	17%
Production and specialized staff	15%
Media and research	21%
Administration/ Management	17%
Other	8%

Total	100%

22.	Other Operating Expenses

      Other operating expenses represent all of the external charges other than purchases of production and media. They principally include taxes (other than income taxes) and additions to and reversals of provisions. This caption incorporates reclassifications of items that were included under “Other operating income”, previously shown as a separate line item (see Note 2.1 — Presentation of financial statements).

23.	Depreciation and Amortization Expense

	2003	2002	2001

	(In millions of euros)
Amortization expense on other intangible assets (excluding goodwill and intangibles arising from acquisitions)	16	7	6
Depreciation expense on property and equipment	108	97	78

Depreciation and amortization of other intangible assets and property and equipment	124	104	84
Amortization of intangibles arising from acquisitions	31	24	15
Goodwill amortization	113	69	50

Total depreciation and amortization expense	268	197	149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Net Financial Costs

	2003	2002	2001

	(In millions of euros)
Interest and other financial costs, net	(53)	(26)	(27)
Foreign currency gains (losses), net	2	(5)	(4)
Dividends received from non-consolidated affiliates	1	4	3
Accrued losses on treasury stock	—	(1)	(2)
Costs associated with present valuing long-term real estate provisions (5% discount rate)	(10)	—	—

Total	(60)	(28)	(30)

25.	Exceptional Items

	2003	2002	2001

	(In millions of euros)
Cessation of activity and other exceptional losses	(5)	(7)	(68)
Capital gains (losses) on disposal	(2)	4	60

Total exceptional expenses	(7)	(3)	(8)

      In 2001, capital gains are comprised of the capital gain on disposal of 25% in Optimedia made under the terms of the agreements signed in September 2001 with Cordiant Communications Group.

26.	Basic and Diluted Earnings Per Share

      Using a total of 182,795 thousand basic shares, the basic earnings per share amounted to € 0.82 in 2003, versus € 0.99 per share in 2002 and € 1.09 per share in 2001. Using a total of 239,541 thousand diluted shares, the diluted earnings per share amounted to € 0.75 per share in 2003, versus € 0.97 per share in 2002 and € 1.08 per share in 2001.

27.	Segment Information

Information by Geographic Region

	France	Other Europe	North America	Rest of World	Total

	(In millions of euros)
2003
Revenues	405	1,138	1,737	583	3,863
Operating income before depreciation and amortization	106	137	361	73	677
Operating income before amortization of intangible assets arising from acquisitions	91	97	305	60	553
Operating income	91	89	285	57	522
Net income after tax, Group interest	20	24	189	30	263
Goodwill, property and equipment and intangible assets, net	238	1,120	1,954	663	3,975

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	France	Other Europe	North America	Rest of World	Total

	(In millions of euros)
2002
Revenues	381	862	1,295	388	2,926
Operating income before depreciation and amortization	77	148	261	47	533
Operating income before amortization of intangible assets arising from acquisitions	63	120	213	33	429
Operating income	63	117	192	33	405
Net income after tax, Group interest*	14	60	132	10	216
Goodwill, property and equipment and intangible assets, net	191	882	2,904	528	4,505
2001
Revenues	383	714	1,035	302	2,434
Operating income before amortization of intangible assets arising from acquisitions	66	110	137	29	342
Net income after tax, Group interest*	22	65	108	12	207
Goodwill, property and equipment and intangible assets, net	114	297	1,001	131	1,543

*	before goodwill amortization

Information by Business Segment

      The Company operates in one industry segment, advertising and communications. Revenues and operating results are derived from advertising and communications services provided to clients. These services include related entities such as agency services for media advertising such as press, radio, billboards and film.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	Publicis Groupe S.A. Stock Option Plans

1 — Publicis options

      At December 31, 2003, the status of outstanding options — both subscription options and options to purchase existing shares — was as follows:

			Number of
			Options
			Remaining
			to be				Outstanding
			Exercised at	Options	Options	Options	Options at	Exercise
€ 0.40 Par Value			December 31,	Granted in	Exercised	Lapsed in	December 31,	Price	Expiry
Shares	Option Type	Grant Date	2002	2003	in 2003	2003	2003	(euros)	Date

Fourth tranche	Subscription	Mar. 22, 1994	28,760				28,760	6.37	2004
Fifth tranche	Subscription	Mar. 30, 1995	58,580		13,290		45,290	6.63	2005
Sixth tranche	Subscription	Apr. 26, 1996	59,760		8,090		51,670	4.91	2006
Seventh tranche	Subscription	Mar. 20, 1997	48,450		9,090		39,360	5.63	2007
Eighth tranche	Subscription	Mar. 11, 1998	66,000		7,500		58,500	8.66	2008
Ninth tranche	Subscription	Nov. 4, 1998	308,500		7,000		301,500	10.24	2008
Tenth tranche	Purchase	Sep. 7, 2000	100,000				100,000	43.55	2010
Eleventh tranche	Purchase	Apr. 23, 2001	380,000				380,000	33.18	2011
Twelfth tranche	Purchase	Nov. 26, 2001	2,943,135				2,943,135	29.79		(1)
Thirteenth tranche	Purchase	Jan. 18, 2002	104,600				104,600	29.79	2012
Fourteenth tranche	Purchase	Jun. 10, 2002	5,000				5,000	32.43	2012
Fifteenth tranche	Purchase	Jul. 8, 2002	220,000				220,000	29.79	2012
Sixteenth tranche	Purchase	Aug. 28, 2003		517,067			517,067	24.82	2013
Seventeenth tranche	Purchase	Aug. 28, 2003		9,498,000			9,498,000	24.82	2013	(2)

Total tranches			4,322,785	10,015,067	44,970	—	14,292,882

(1)	Allotment of options is subject to satisfying certain conditions. The options may be exercised within 10 years only after confirmation of the allotment.

(2)	Exercise of options is subject to satisfying certain conditions over the course of a 3 years plan.

2 — Saatchi & Saatchi Options

      The existing Saatchi & Saatchi option plans confer a right when exercised to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18,252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares). The number of shares remaining to be exercised is broken down as follows:

Outstanding	Exercised During		Outstanding at
at December 31, 2002	Fiscal Year 2003	Lapsed in 2003	December 31, 2003

80,503(1)	36,958	0	43,545 (1)

(1)	The latest exercise date for these options ranges between 2004 and 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3 — Nelson Options

      On the acquisition of Nelson, these plans were transformed into Publicis share purchase plans.

      The number of outstanding options at year-end can be broken down as follows:

Outstanding	Exercised During		Outstanding
at December 31, 2002	Fiscal Year 2003	Lapsed in 2003	at December 31, 2003

282,154	103,522	(41,598)	137,034

(1)	The latest exercise date for these options ranges between 2008 and 2009

29.	Subsequent Events

      Bonds exchangeable into IPG shares — € 200 million (January 2007):

      During February 2004, the vast majority of the bondholders exercised their right to early redemption at March 1, 2004 for an amount of € 192 million. As a result, the amortization of the capitalized issuance costs has been accelerated.

      At the same time, the Callable Asset Swap, included in the balance sheet at year end in an amount of € 50 million and whose maturity date was the same as the bondholders’ early redemption right described above, was reimbursed.

30.	List of Principal Consolidated Companies at December 31, 2003

a) Fully Consolidated Companies

Company Name	% Interest	Business	Country	City

Publicis Conseil	99.61	Advertising	France	Paris
Publicis Koufra	92.91	Advertising	France	Strasbourg
Publicis Cachemire	69.90	Advertising	France	Lyon
Publicis Atlantique	99.37	Advertising	France	Bordeaux, Brest, Rennes, Nantes
Paname	92.42	Advertising	France	Paris
Verbe	99.83	Advertising	France	Paris
Guillaume Tell	75.00	Advertising	France	Paris
Publicis Dialog	100.00	Advertising	France	Paris
ECA 2	70.00	Advertising	France	Neuilly-sur-Seine
Média System	99.57	Advertising	France	Paris
Publicis Consultants	100.00	Communications Consulting	France	Paris
Carré Noir	97.75	Design	France	Paris
Saatchi & Saatchi France	100.00	Advertising	France	Paris
Leo Burnett France	100.00	Advertising	France	Paris
Mundocom	99.93	Production	France	Paris
Medicus Paris	100.00	Health sector comm.	France	Paris
Mediavest Paris	100.00	Purchase of ad space	France	Paris
ZenithOptimedia France	100.00	Purchase of ad space	France	Paris
Medias & Regies Europe	100.00	Press advertising	France	Paris
Le Monde Publicité	49.00	Press advertising	France	Paris
Regiscope	49.00	Press advertising	France	Paris
Espaces Libération	49.00	Press advertising	France	Paris

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	% Interest	Business	Country	City

Metrobus	100.00	Billboard adv.	France	Paris
Mediavision	66.63	Cinema advertising	France	Paris
Régie I	50.00	Radio advertising	France	Paris
Publicisdrugstore	100.00	Distribution	France	Paris
Publicis Johannesburg	100.00	Advertising	South Africa	Johannesburg
Publicis Allemagne	100.00	Advertising	Germany	Frankfurt, Berlin
Publicis Dialog	100.00	Advertising	Germany	Frankfurt, Hamburg
BMZ	100.00	Advertising	Germany	Düsseldorf
Publicis Kommunikationsagentur	100.00	Advertising	Germany	Erlangen, Munich
Saatchi & Saatchi Germany	100.00	Advertising	Germany	Frankfurt
Michael Conrad & Leo Burnett GmbH	100.00	Advertising	Germany	Frankfurt
Starcom Frankfurt MC	100.00	Purchase of ad space	Germany	Frankfurt
Zenith More Media	90.00	Purchase of ad space	Germany	Düsseldorf, Frankfurt, Hamburg, Munich
Optimedia Germany	100.00	Purchase of ad space	Germany	Düsseldorf, Frankfurt
Publicis Communication	100.00	Advertising	Australia	Brisbane, Melbourne, Sydney
Optimedia Australia	100.00	Advertising	Australia	Brisbane, Melbourne
Saatchi & Saatchi Advertising	100.00	Advertising	Australia	Sydney
Leo Burnett	100.00	Advertising	Australia	Sydney
Starcom Worldwide (Australia)	100.00	Purchase of ad space	Australia	Sydney
Publicis Autriche	100.00	Advertising	Austria	Vienna
Saatchi & Saatchi Austria	100.00	Advertising	Austria	Vienna
Publicis Belgique	100.00	Advertising	Belgium	Brussels
Saatchi & Saatchi Belgium	100.00	Advertising	Belgium	Brussels
Leo Burnett Brussels	100.00	Advertising	Belgium	Brussels
Publicis Salles Norton	100.00	Advertising	Brazil	Sao Paulo, Brasilia, Porto Alegre, Rio de Janeiro
Finance Nazca Publicidade Brazil	100.00	Advertising	Brazil	Sao Paulo
Leo Burnett Publicidade	100.00	Advertising	Brazil	Sao Paulo
Publicis Canada	70.00	Advertising	Canada	Montréal, Toronto
Saatchi & Saatchi Canada	100.00	Advertising	Canada	Toronto
Leo Burnett Company	100.00	Advertising	Canada	Toronto
Bensimon Byrne	100.00	Advertising	Canada	Toronto
MediaVest Toronto	100.00	Purchase of ad space	Canada	Toronto
Starcom Toronto	100.00	Purchase of ad space	Canada	Toronto
ZenithOptimedia Canada	100.00	Purchase of ad space	Canada	Montréal, Toronto

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	% Interest	Business	Country	City

Saatchi & Saatchi Great Wall Advertising Co	100.00	Advertising	China	Beijing
Leo Burnett Shanghai Advertising Co	70.00	Advertising	China	Shanghai
Publicis Ad Link	60.00	Advertising	China, Hong Kong	Beijing, Hong Kong, Shanghai, Guangzhou
Publicis Welcomm	60.00	Advertising	Korea	Seoul
Leo Burnett Korea	100.00	Advertising	Korea	Seoul
Publicis Denmark	80.00	Advertising	Denmark	Copenhagen
Saatchi & Saatchi Denmark	100.00	Advertising	Denmark	Copenhagen
Publicis Spain	100.00	Advertising	Spain	Madrid, Barcelona, Sevilla, Valencia, Alicante
Publicis Casadevall y Pedreño	85.00	Advertising	Spain	Barcelona, Madrid
Saatchi & Saatchi Spain	100.00	Advertising	Spain	Madrid
Vitruvio-Leo Burnett	100.00	Advertising	Spain	Madrid
Grupo K/ Arc	100.00	Marketing services	Spain	Madrid
Starcom Worldwide Media Estrategia	51.00	Purchase of ad space	Spain	Madrid
Optimedia Spain	100.00	Purchase of ad space	Spain	Madrid
Zenith Media Spain	97.50	Purchase of ad space	Spain	Madrid
Publicis USA	100.00	Advertising	United States	New York, Dallas, Seattle, Indianapolis
Publicis & Hal Riney	100.00	Advertising	United States	San Francisco, Atlanta, New York
Publicis Dialog	100.00	Marketing services	United States	Dallas, New York, Chicago, Salt Lake City, San Francisco, Boise
Winner & Associates	60.00	Advertising	United States	Los Angeles
Johnston & Associates	60.00	Advertising	United States	Washington
Bromley Communications		Ethnic communications	United States	Miami, Dallas, Los Angeles, NY, San Antonio
Saatchi & Saatchi North America	100.00	Advertising	United States	New York
Saatchi & Saatchi Conill	100.00	Advertising	United States	New York, Los Angeles, Miami
Leo Burnett USA	100.00	Advertising	United States	Chicago
Chemistri	100.00	Advertising	United States	Troy
Chemistri Martin Group	70.00	Advertising	United States	Troy
Arc Integrated Marketing	100.00	Marketing services	United States	Greenwich
ILeo	100.00	Marketing services	United States	Chicago
Semaphore Partners	100.00	Marketing services	United States	Columbia
Frankel	100.00	Marketing services	United States	Chicago
Fallon USA	100.00	Advertising	United States	Minneapolis
Williams Labadie	100.00	Advertising	United States	Chicago
Kaplan Thaler Group	100.00	Advertising	United States	New York

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	% Interest	Business	Country	City

Manning Selvage & Lee	100.00	Communications consulting	United States	New York, Detroit, Los Angeles, San Antonio, Washington, Chicago, San Francisco, Atlanta, Boston
Masius USA	100.00	Communications consulting	United States	New York
Rowland	100.00	Communications consulting	United States	Rochester
Burrell Communications		Ethnic communications	United States	Chicago
Lapiz	100.00	Ethnic communications	United States	Chicago
Vigilante	100.00	Ethnic communications	United States	New York
Capps Digital	100.00	Production	United States	Chicago
Nelson Communications	100.00	Healthcare communications	United States	New York, Princeton
New World Health	100.00	Healthcare communications	United States	New York
Medicus Group International	100.00	Healthcare communications	United States	Atlanta, Boston, Chicago, Detroit, Los Angeles, New York, San Antonio, San Francisco, Washington
Medicus Discovery East	75.00	Healthcare communications	United States	Stamford
Klemtner Advertising	100.00	Healthcare communications	United States	New York
Publicis Selling Solutions	100.00	Healthcare communications	United States	Lawrence Ville
Arista Marketing Assoc	100.00	Healthcare communications	United States	New York
Science Oriented Solutions	100.00	Healthcare communications	United States	New York
Starcom USA	100.00	Purchase of ad space	United States	Chicago, San Francisco, Los Angeles, Miami
Starlink Services	100.00	Purchase of ad space	United States	Chicago
Planworks	100.00	Purchase of ad space	United States	Detroit
MediaVest Worldwide	100.00	Purchase of ad space	United States	New York, California, Chicago
SMG Directory Marketing	100.00	Purchase of ad space	United States	Troy
Relay St Louis	100.00	Purchase of ad space	United States	Saint Louis
Optimedia USA	100.00	Purchase of ad space	United States	New York
Zenith Media USA	100.00	Purchase of ad space	United States	New York
Publicis Finland	100.00	Advertising	Finland	Helsinki

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	% Interest	Business	Country	City

Publicis Hellas	100.00	Advertising	Greece	Athens
Leo Burnett Greece	100.00	Advertising	Greece	Athens
Leo Burnett (China)	100.00	Advertising	Hong Kong	Hong Kong
Publicis Hongrie	100.00	Advertising	Hungary	Budapest
Saatchi & Saatchi Hungary	100.00	Advertising	Hungary	Budapest
Publicis Ambience Advertising	91.00	Advertising	India	Mumbai
Leo Burnett Bombay	85.00	Advertising	India	Mumbai
Publicis Ariely	75.00	Advertising	Israel	Tel Aviv
Publicis Italie	100.00	Advertising	Italy	Milan, Rome
Saatchi & Saatchi Italy	100.00	Advertising	Italy	Rome, Milan
Leo Burnett Italia	100.00	Advertising	Italy	Milan
Atelier	100.00	Advertising	Italy	Milan
Adverbox	100.00	Advertising	Italy	Milan
Starcom Mediaforce Milan	100.00	Purchase of ad space	Italy	Milan
ZenithOptimedia Italy	100.00	Purchase of ad space	Italy	Milan
MS&L Italy	100.00	Communications consulting	Italy	Milan
Publicis Japan	100.00	Advertising	Japan	Tokyo
Saatchi & Saatchi Japan	100.00	Advertising	Japan	Tokyo
Beacon Communications	66.00	Advertising	Japan	Tokyo
Medicus Tokyo	100.00	Healthcare communications	Japan	Tokyo
Starcom Japan	66.00	Purchase of ad space	Japan	Tokyo
Publicis Graphics	60.00	Advertising	Lebanon, Jordan, Bahrain, Egypt, UAE, Saudi Arabia, Kuwait, Turkey	Beirut, Amman, Bahrain, Cairo, Dubai, Jeddah, Riyadh, Kuwait City, Istanbul
Publicis Wet Desert	70.00	Advertising	Malaysia	Kuala Lumpur
Saatchi & Saatchi Malaysia	80.00	Advertising	Malaysia	Petaling Jaya
Leo Burnett Advertising	100.00	Advertising	Malaysia	Kuala Lumpur
Publicis Arredondo de Haro	68.66	Advertising	Mexico	Mexico
Leo Burnett Mexico	100.00	Advertising	Mexico	Mexico
Starcom Worldwide	100.00	Purchase of ad space	Mexico	Mexico
LB Oslo Gruppen	100.00	Advertising	Norway	Oslo
Publicis Mojo	100.00	Advertising	New Zealand	Auckland
Saatchi & Saatchi New Zealand	100.00	Advertising	New Zealand	Wellington
Publicis Amsterdam	100.00	Advertising	Netherlands	Amsterdam
Leo Burnett Netherlands	100.00	Advertising	Netherlands	Amsterdam
Saatchi & Saatchi Holland	100.00	Advertising	Netherlands	Amsterdam
ZenithOptimedia Netherlands	100.00	Purchase of ad space	Netherlands	Amsterdam

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	% Interest	Business	Country	City

JC Decaux Netherlands	50.00	Billboards	Netherlands	Amsterdam
Publicis Pologne	85.00	Advertising	Poland	Warsaw
Leo Burnett Warsaw	100.00	Advertising	Poland	Warsaw
Publicis Portugal	90.00	Advertising	Portugal	Lisbon
BMZ/ Park	72.09	Advertising	Portugal	Lisbon
LB Lisbon	100.00	Advertising	Portugal	Lisbon
Leo Burnett Prague	100.00	Advertising	Czech Republic	Prague
Publicis UK	100.00	Advertising	United Kingdom	London
Mundocom Comma	100.00	Production	United Kingdom	London
Saatchi & Saatchi UK	100.00	Advertising	United Kingdom	London
The Facilities Group	70.00	Production	United Kingdom	London
Leo Burnett	100.00	Advertising	United Kingdom	London
IMP Marketing	100.00	Advertising	United Kingdom	London
Fallon UK	60.00	Advertising	United Kingdom	London
The Triangle Group	100.00	Marketing Services	United Kingdom	London
Masius UK	100.00	Communications consulting	United Kingdom	London
MS&L UK	100.00	Communications consulting	United Kingdom	London
The Medicus Group	100.00	Healthcare communications	United Kingdom	London
StarcomMediavest	100.00	Purchase of ad space	United Kingdom	London
ZenithOptimedia UK	100.00	Purchase of ad space	United Kingdom	London
Leo Burnett Moscow	100.00	Advertising	Russia	Moscow
Starcom Russia	99.00	Purchase of ad space	Russia	Moscow
Mother Tongue	99.00	Purchase of ad space	Russia	Moscow
Publicis Eurêka	60.00	Advertising	Singapore	Singapore
Saatchi & Saatchi Singapore	100.00	Advertising	Singapore	Singapore
Leo Burnett Singapore	100.00	Advertising	Singapore	Singapore
LB Stockholm Annonsbyra	100.00	Advertising	Sweden	Stockholm
JKL Stockholm	100.00	Advertising	Sweden	Stockholm
Starcom Stockholm Sandberg Media Synergi	82.86	Purchase of ad space	Sweden	Stockholm
Starcom Stockholm Media Taktik	82.86	Purchase of ad space	Sweden	Stockholm
Publicis Zürich	90.00	Advertising	Switzerland	Zurich
Fischmeier	80.00	Advertising	Switzerland	Adliswil
Publicis Taiwan	100.00	Advertising	Taiwan	Taipei
Saatchi & Saatchi Taiwan	100.00	Advertising	Taiwan	Taipei
Leo Burnett Taiwan	100.00	Advertising	Taiwan	Taipei
Star Reachers Group	100.00	Advertising	Thailand	Bangkok
Publicis Thailand	50.00	Advertising	Thailand	Bangkok
Saatchi & Saatchi Thailand	100.00	Advertising	Thailand	Bangkok

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	% Interest	Business	Country	City

LB Istanbul Markom	100.00	Advertising	Turkey	Istanbul
Radius Leo Burnett Advertising	100.00	Advertising	UAE	Dubai
Starcom United Arab Emirates	100.00	Purchase of ad space	UAE	Dubai
Leo Burnett Venezuela	100.00	Advertising	Venezuela	Caracas
Saatchi & Saatchi Vietnam	100.00	Advertising	Vietnam	Ho Chi Minh City

b) Companies Accounted for by the Equity Method

Company Name	% Interest	Business	Country	City

Bartle Bogle Hegarty (BBH)	49.00	Advertising	United Kingdom	London
International Sports and Entertainment (iSe)	45.00	Sports Marketing	Switzerland	Zurich

31.	Summary of Differences Between Generally Accepted Accounting Principles in France and the United States

      The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ from generally accepted accounting principles in the United States (“U.S. GAAP”). The significant differences applicable to the Group are summarized below:

Restructuring Costs (A)

      The Group is implementing restructuring plans related to its acquisitions made in 2002. In accordance with French GAAP, the restructuring costs and costs related to vacant properties of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed. As such, under French GAAP in 2003 and 2002 respectively, approximately € 122 million and € 10 million was capitalized as part of the purchase price that is disallowed under U.S. GAAP.

      Additionally, in accordance with U.S. GAAP, these plans, and related accruals, must be finalized and quantified within one year of acquisition, and under French GAAP, the plans must be finalized within the fiscal year end following an acquisition. As such, under French GAAP in 2003, approximately € 7 million was capitalized as part of the purchase price that was disallowed under U.S. GAAP. Similarly, the Group implemented restructuring plans in 2001 related to its acquisitions made in 2000. As such, under French GAAP in 2001, approximately € 31 million was capitalized as part of the purchase price that was disallowed under U.S. GAAP.

Accounting for Convertible Debt (B)

      The Group issued a debenture loan in December 2001 with a face value of € 200 million payable at par in January 2007 and paying a fixed annual yield of 2%. The bondholder may exchange the bonds as of June 30, 2003 into Interpublic Group shares representing a premium of 30% in relation to the reference price of U.S.$28.26 (which represents an exchange price of U.S.$36.74) (“Exchange Option”) or repaid in cash at the choice of Publicis (“Cash Settlement Right”). The bonds may be redeemed at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of U.S.$36.74 by 30% during a period of 20 trading days (“Call Option”). Bondholders may request from Publicis the redemption of their bonds at par on March 1, 2004. In accordance with U.S. GAAP, the Call Option, Exchange Option, and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Settlement Right are considered to be embedded derivative instruments and are required to be separately accounted for under SFAS 133 at fair value with changes in fair value reflected through the income statement. The change in the fair value of the Call Option, Cash Settlement Right and Exchange Option resulted in an expense of € 6 million for the 2003 fiscal year (compared to an income of € 11 million in 2002 and an expense of € 5 million in 2001). Under French GAAP, these instruments are considered to be an off balance sheet commitment and are not recorded.

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

      Under U.S. GAAP, in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (APB 14), the hybrid instrument must be reflected on the balance sheet at fair value. The amount received from the investors of € 690 million represents the fair value of the instrument at issuance; the redemption premium is recorded over time using the effective interest method. As of December 31, 2003 and 2002, this resulted in a balance sheet reclassification of € 215 million and € 227 million respectively to conform to U.S. GAAP.

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

      In accordance with French GAAP, in 2001, treasury shares reserved for issuance upon exercise of stock options were shown as an investment, and the decrease in the value of the shares of approximately 2 million euros was recorded as depreciation expense in 2001. In the second half of 2002, management decided to cease exclusive allocation of treasury shares to stock option plans. As such, under French GAAP, treasury stock is deducted from consolidated shareholders’ equity since December 31, 2002.

      In 2003, the provision for depreciation on treasury shares was reversed through shareholders’ equity under French GAAP. No French GAAP to U.S. GAAP difference existed for the year 2003.

Accounting for the Business Combination with Bcom3 (E)

      Under French GAAP, in accordance with the article 210 of rule 99-02 of the CRC (Comité de Réglementation Comptable), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the combination as of the date of consummation of the acquisition, or September 24, 2002. This resulted in the new Publicis shares and the ORANEs being valued at the prevailing market price at the date of acquisition (€ 17.6 per share). Under French GAAP until June 30, 2003, based on the results of a detailed assessment of this financial instrument, the ORANEs were classified as shareholders’ equity with the related interest classified accordingly. Starting June 30, 2003, following precisions of the AMF concerning the classification of hybrid instruments on the balance sheet under French GAAP, the ORANEs were reclassified outside shareholders’ equity with the related interest for the year classified accordingly. The OBSAs were valued at an amount consisting of the present value of the debt component and the fair value of the equity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrants at the acquisition date. These values were calculated by applying a 8.5% discount rate for the debt component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%). Both the notes and the detachable warrants are classified as long-term debt in accordance with French GAAP. The equity warrants are amortized and recorded as interest income over 20 years under French GAAP.

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

      Under U.S. GAAP, this transaction is accounted for as a financing lease, with the building and the related financing obligation continuing to be reflected in the Group’s financial statements at their fair value at the acquisition date. In 2003, this resulted in an additional amortization expense of € 2 million recorded under U.S. GAAP.

Accounting for the Business Combination with Saatchi & Saatchi (G)

      Under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the alternative method under article 215 of rule 99-02 of the CRC as follows:

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

Goodwill and Intangible Assets (H)

      Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired and liabilities assumed with the fair value of the consideration, including associated transaction costs. Such goodwill was amortized over 40 years until January 1, 2002. In 2003 and 2002, no goodwill is amortized due to the Group’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill is no longer amortized, but reviewed annually for impairment. Other intangible assets include principally trademarks with indefinite useful lives and major client relationships amortized over 7 to 40 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Goodwill (I)

      Goodwill in the amount of approximately € 584 million was written off through a charge to operations in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company’s best estimate, as of December 31, 2001, based on the Company’s accounting policy described in note 1.2. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Operating Losses Carryforwards (M)

      In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately € 503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. For all net operating loss carryforwards, in the French financial statements, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard. In 2003 and 2002, under French GAAP, Publicis realized tax benefits by using Saatchi & Saatchi loss carryforwards to offset taxable income and recorded a tax credit in the income statement. Under U.S. GAAP, any tax benefit realized by using these loss carryforwards should reduce the recorded goodwill with no effect on income tax expense in the income statement.

Accounting for Zenith Optimedia Group (N)

      Under French GAAP, the formation of the Zenith Optimedia Group in 2001 resulted in the revaluation of the Zenithmedia net assets acquired in conjunction with the acquisition of Saatchi & Saatchi. Under French GAAP, the acquisition of Saatchi & Saatchi was treated similar to a pooling of interests under U.S. GAAP. Under U.S. GAAP, this acquisition was treated as a purchase and the net assets acquired were written up to their fair value in 2000. Because under French GAAP, the Zenithmedia assets are written up to their fair value in 2001, including step-up of the minority interests, with final allocation of purchase price in 2002, these entries are reversed for U.S. GAAP purposes. In 2003, Publicis acquired the remaining minority interests of the Zenith Optimedia Group and recorded € 76 million of additional goodwill.

Business Combinations

Accounting for Goodwill (O)

      Under French GAAP, goodwill is generally capitalized and amortized over its estimated useful life.

      Under U.S. GAAP, beginning January 1, 2002, goodwill is no longer amortized, in accordance with SFAS 142. Rather, goodwill is reviewed annually for impairment. Prior to 2002, goodwill was capitalized and amortized over its estimated useful life, not exceeding 40 years. However, goodwill arising from an acquisition completed in 1993 paid for by issuing new shares was written off through shareholders’ equity under previous French accounting guidance. Under US GAAP, such goodwill has been capitalized.

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

Contingent Consideration (Q)

      Under French GAAP, contingent consideration is recorded as additional purchase price in purchase accounting when it is probable and can be estimated within the fiscal year-end following an acquisition. Under U.S. GAAP, contingent consideration is recorded as additional purchase price if it is determinable at the date of acquisition. A contingency based on earnings results in an additional element of purchase price when the contingency is resolved and additional consideration is payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Compensation (R)

      Under French GAAP, stock options are recorded in common stock and additional paid-in capital when the options are exercised.

      Under U.S. GAAP, the Company accounts for stock options using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees” (APB 25), and has adopted the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148). Accordingly, total compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s common shares at the date of the grant over the amount an employee must pay to acquire the common shares. The Company generally grants options at prices equal to the market price of common shares on the date of the grant. However, if stock options are granted to employees or directors, with an exercise price inferior to the fair value of the underlying shares at the date of grant, the resulting premium is immediately reflected in shareholders’ equity. This premium is offset in shareholders’ equity by an equivalent deferred compensation amount. Therefore, there is no impact on total shareholders’ equity. The deferred compensation amount is amortized as compensation expense in the income statement over the vesting period of the options. Compensation expense may also be recognized for certain options, which are considered variable option grants.

Valuation of Marketable Securities and Investments in Non-Consolidated Entities (S)

      In accordance with French regulations, the Group’s policy is to value marketable securities at the lower of aggregate cost and market value. Investments in non-consolidated entities in which Publicis owns less than 20% are stated at cost and an allowance is recorded when a recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the estimated recoverable value of the investments increases. Unrealized gains on marketable securities and investments are not recognized.

      Under U.S. GAAP (SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), marketable securities and investments in non-consolidated affiliates with readily determinable fair values, other than investments accounted for under the equity method, are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (a company has the positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). All of Publicis’ marketable securities and investments with readily determinable fair values are considered to be available-for-sale and are reflected at market value on the closing date on the face of the balance sheet. All unrealized gains and unrealized losses that are temporary are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent.

Accounting for Provisions (T)

      Under U.S. GAAP, provisions for loss contingencies are recorded if available information indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. As of December 31, 2000 certain provisions recorded in the French financial statements do not qualify as provisions for loss contingencies under US GAAP.

Derivatives and Hedging (U)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income, depending on their intended use. The adoption of SFAS Nos. 133, 137, and 138 did not have a material impact on the Group’s consolidated financial statements.

      Publicis manages foreign currency risks using derivative financial instruments including foreign exchange futures contracts and currency swaps. All such instruments are entered into for hedging purposes. Income and expenses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying item being hedged. Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged.

      Under U.S. GAAP, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair value and changes in fair value are recognized immediately in earnings. Publicis does not use any derivative instruments other than routine foreign currency hedging contracts designated as fair value hedges, with changes in fair value of these derivatives and of the underlying items being hedged recognized in earnings.

Accounting for Credit-Linked Notes — CLN (V)

      Under U.S. GAAP, the entity that issued the CLNs (see Note 5 — Investments and other financial assets, net) is a “Variable Interest Entity” (VIE), which must be consolidated by Publicis according to the FIN 46. The government treasury bonds replacing the CLN following consolidation are classified as available for sale and valued at fair value with differences in fair value being recorded in shareholders’ equity. The Asset Swap and the Credit Default Swap are derivatives valued at fair value with differences in fair value being recognized in the statement of income.

Goodwill and Intangible Assets (W)

      Effective July 1, 2001, the Group adopted SFAS No. 141, “Business Combinations” (SFAS 141) and effective January 1, 2002, the Group adopted the full provisions of SFAS 142. The Group evaluated its goodwill and intangibles acquired using the criteria set forth in SFAS 141, including business combinations that were consummated prior to June 30, 2001. In certain cases, a portion of the acquired company that had originally been reported as goodwill met the recognition criteria of SFAS 141 for intangible assets to be recognized apart from goodwill (i.e., separate accounting records have been maintained for those intangibles but their carrying amounts have been included in the amount reported on the balance sheet as goodwill). In accordance with SFAS 142, the carrying amount of those intangible assets was reclassified and accounted for as an intangible asset apart from goodwill at January 1, 2002, resulting in € 231 million of goodwill being re-characterized into intangibles (comprised principally of trademarks and client relationships).

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

      In accordance with SFAS 142, the Group completed the initial impairment test as of January 1, 2002 by comparing the fair value of their reporting units using the “discounted cash flows” method to their carrying values. Prior to adoption of SFAS 142, the Group assessed the recoverability of goodwill for each entity by comparing the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

€ 223 million on January 1, 2002 in relation to intangibles with indefinite useful lives, namely trademarks; this charge has been recorded as a “Cumulative effect of accounting change” on the consolidated statement of operations. As of December 31, 2003 and 2002, the Group performed its annual impairment review for goodwill and intangibles with indefinite useful lives, which did not result in additional impairment.

Out-of-Pocket Costs (X)

      In November 2001, the EITF reached a consensus on Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14). This pronouncement provides guidance on the accounting treatment in the income statement for reimbursements received for out-of-pocket expenses incurred. The Group adopted the provisions of this pronouncement effective January 1, 2002, and has recorded approximately € 43 million of reimbursed “out-of-pocket” costs in both revenue and other general expenses for the 2002 fiscal year. Although the adoption of this pronouncement has no impact on net income, it results in the Group reporting higher revenues with a corresponding increase to office and general expenses. While operating income remains the same, the operating profit margin decreased by 0.3% for the 2002 fiscal year as a result of adoption. As permitted under the provisions of EITF 01-14, the Group has not reclassified prior period financial statements due to the impracticability of obtaining the information related to 2001 “out-of-pocket” expenses. Publicis clarified its policy concerning the classification of out-of-pocket expenses and for the year 2003, reimbursements of such expenses are classified within revenue.

Minimum Pension Liability (Y)

      No minimum liability adjustment is recognized under French GAAP, whereas under US GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost reported. The additional minimum liability is offset by an intangible asset, up to the amount of any unrecognized prior service cost, and the excess is recorded in other comprehensive income, net of tax.

Exceptional Items (Z)

      Amounts presented as “Exceptional Items” in the French financial statements do not meet the definition of extraordinary items under U.S. GAAP, as these items are not both unusual and infrequent.

Changes in Presentation (AA)

      Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Net Income and Comprehensive Income to U.S. GAAP (BB)

      The following is a reconciliation of net income as reported in the consolidated statements of income to net income (loss) and comprehensive income (loss) as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2003, 2002 and 2001:

		December 31,

		2003	2002	2001
	Ref.	€	€	€

		(In millions, except
		per share data)
Net income as reported in the consolidated statement of income		150	147	151
Adjustments to conform to U.S. GAAP:
Restructuring charges	A	(129)	(10)	(31)
Accounting for convertible debt	B	(6)	11	(5)
Depreciation of treasury shares	D	—	—	2
Interest on ORANEs	E	—	(3)	—
Accounting for equity warrants	E	(10)	—	—
Accounting for sale-leaseback transaction	F	(2)	—	—
Amortization expense on goodwill written-off to equity	O	—	—	(1)
Compensation arrangements	P	(1)	(5)	(5)
Accounting for provisions	T	—	—	(13)
Consolidation of variable-interest entity	V	23	—	—
Reversal of amortization expense on goodwill	W	113	75	—

		138	215	98
Adjustments related to the business combination with Saatchi & Saatchi:
Amortization expense on tangible assets, intangible assets and goodwill(1)	G,H	(33)	(36)	(91)
Goodwill impairment	I	—	—	(584)
Contingent value rights	J	—	(31)	(69)
Stock compensation	K	(3)	(5)	(11)
Loss carryforwards	M	(4)	(12)	—

Total adjustments related to Saatchi & Saatchi		(40)	(84)	(755)

Net income (loss) as adjusted for U.S GAAP before cumulative effect of accounting change and tax effect		98	131	(657)

Tax effect of all above adjustments(2)		57	15	10
Cumulative effect of accounting change (SFAS 142), net of taxes of € 63 million	W	—	(160)	—

Net income (loss) as adjusted for U.S. GAAP		155	(14)	(647)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31,

		2003	2002	2001
	Ref.	€	€	€

		(In millions, except
		per share data)
Earnings per share as adjusted for U.S. GAAP
Basic, before cumulative effect of accounting change		N/A	€1.00	N/A
Diluted, before cumulative effect of accounting change		N/A	€0.96	N/A
Basic		€0.85	€(0.10)	€(4.76)
Diluted		€0.78	€(0.10)	€(4.76)
Dividends declared per share			€0.24	€0.22
Weighted average common shares outstanding:
Basic		183	146	136
Diluted		240	171	136
Net income (loss) as adjusted for U.S. GAAP		155	(14)	(647)
Other comprehensive income (loss), net of taxes
Unrealized gain/(loss) on available-for-sale securities	S	(15)	(84)	(21)
Foreign currency translation adjustment		(502)	(168)	52
Minimum pension liability adjustment	Y	(23)	—	—

Comprehensive loss		(385)	(266)	(616)

(1)	Goodwill and intangibles with indefinite useful lives have not been amortized in 2003 and 2002 in accordance with SFAS 142.

(2)	The tax effect of all adjustments is impacted by the fact that goodwill is not tax deductible. See also income taxes section, following.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered operating expenses under U.S. GAAP. The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	Period Ended December 31,

	2003	2002	2001

	(In millions of euros)
Revenues	3,863	2,969	2,434
Salaries and related expenses	(2,284)	(1,669)	(1,375)
Office and general expenses	(1,036)	(790)	(713)
Depreciation and amortization	(196)	(158)	(812)
Operating income (loss)	347	352	(466)
Interest expense	(116)	(64)	(62)
Interest income	51	35	38
Other income (expense), net	12	(22)	(79)

Income (loss) before income taxes	294	301	(569)
Income taxes	(119)	(129)	(68)

Income (loss) after income taxes	175	172	(637)
Equity in net income of non-consolidated companies	4	3	9
Minority interest	(24)	(29)	(19)

Net income (loss) before cumulative effect of accounting changes	155	146	(647)

Cumulative effect of accounting change (SFAS 142), net of taxes of € 63 million	—	(160)	—

Net income (loss)	155	(14)	(647)

Reconciliation of Shareholders’ Equity to U.S. GAAP (CC)

      The following is a reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2003, 2002 and 2001:

		As of December 31,

	Ref.	2003	2002	2001

		(In millions of euros)
Shareholders’ equity as reported in the consolidated balance sheet		726	1,501	283
Adjustments to conform to U.S. GAAP
Restructuring charges	A	(170)	(41)	(31)
Accounting for convertible debt	B	—	6	(5)
Treasury shares	D	—	—	(136)
Bcom3 business combinations fair value date of announcement under U.S. GAAP	E	1,499	880	—
Accounting for sale-leaseback transaction	F	23	—	—
Accounting for Zenith Optimedia Group	N	(77)	(86)	(87)
Goodwill written-off to equity, gross	O	54	54	54
Accumulated amortization on goodwill written-off to equity	O	(10)	(10)	(10)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		As of December 31,

	Ref.	2003	2002	2001

		(In millions of euros)
Compensation arrangements	P	(15)	(14)	(9)
Valuation of marketable securities	S	50	51	135
Consolidation of variable-interest entity	V	18	—	—
Reversal of amortization expense on goodwill	W	188	75	—
Intangibles impairment	W	(223)	(223)	—
Minimum pension liability adjustment	Y	(23)	—	—

		2,040	2,193	194
Adjustments related to the business combinations with Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a purchase under U.S. GAAP	G,L	2,120	2,330	2,521
Goodwill impairment	I	(570)	(570)	(570)
Contingent value rights	J	49	49	80
Stock options — Saatchi & Saatchi	K	158	155	158
Loss carryforwards	M	(16)	(12)	—

Total adjustments — Saatchi & Saatchi		1,741	1,952	2,189
Tax effect of above adjustments		(378)	(299)	(493)

Shareholders’ equity as adjusted for U.S. GAAP		3,403	3,846	1,890

      Following the Bcom3 and Saatchi & Saatchi acquisitions, and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2003, 2002 and 2001 are summarized as follows:

	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Assets
Goodwill, net	5,214	5,422	1,842
Intangible assets, net	1,671	1,950	1,401
Property and equipment, net	542	699	360
Deferred income taxes	326	274	3
Investments and other financial assets, net	549	149	202
Investments accounted for by the equity method	30	33	8

Total non current assets, net	8,332	8,527	3,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Inventory and costs billable to clients	416	295	195
Accounts receivable	3,263	3,663	1,845
Other receivables	690	522	411
Deferred income taxes	125	155	25
Marketable securities	196	342	42
Cash and cash equivalents	1,219	863	621

Current assets	5,909	5,840	3,139

Total assets	14,241	14,367	6,955

Liabilities and shareholders’ equity
Capital stock	78	78	56
Additional paid-in capital	4,760	4,767	2,350
Retained earnings (deficit)	(462)	(571)	(520)
Treasury stock	(323)	(318)	(138)
Accumulated other comprehensive income	(650)	(110)	142

Shareholders’ equity	3,403	3,846	1,890
Minority interests	55	75	89
Long-term debt and capital lease obligations, less current portion	3,240	2,789	294
Deferred income taxes	614	532	558
Provisions for contingencies and charges	797	1,172	242
Current portion of long-term debt and capital lease obligations	284	261	442
Short-term borrowings and overdrafts	451	490	316
Accounts payable	3,590	3,832	1,875
Accrued expenses and other liabilities	1,807	1,370	1,249

Current liabilities	6,132	5,953	3,882

Total liabilities and shareholders’ equity	14,241	14,367	6,955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of shareholders’ equity for U.S. GAAP purposes as of December 31, 2003, 2002 and 2001 are as follows:

	December 31,

	2003 €	2002 €	2001 €

	(In millions)
Share capital	78	78	56
Additional paid-in capital	4,760	4,767	2,350
Retained earnings (deficit)	(462)	(571)	(520)
Treasury stock	(323)	(318)	(138)
Accumulated other comprehensive income (loss):
Unrealized gains on securities	36	51	135
Foreign currency translation adjustment	(663)	(161)	7
Minimum pension liability adjustment	(23)	—	—

Accumulated other comprehensive income (loss)	(650)	(110)	142

Total shareholders’ equity as adjusted for U.S. GAAP	3,403	3,846	1,890

Supplemental U.S. GAAP Disclosures (DD)

Consolidated Statement of Cash Flows

      The consolidated statement of cash flows prepared under French GAAP presents substantially the same information as that required under U.S. GAAP but they differ with regard to the classification of items within them and as regards the definition of cash (treasury) under French GAAP and cash and cash equivalents under U.S. GAAP.

      A reconciliation of cash or treasury under French GAAP to cash and cash equivalents under U.S. GAAP is presented as follows:

	For the Year Ended
	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Cash and cash equivalents under French GAAP	964	715	483
Less: Marketable securities	(196)	(342)	(178)
Add: Bank overdrafts	451	490	316

Cash and cash equivalents under U.S. GAAP	1,219	863	621

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The cash flows under U.S. GAAP can be summarized as follows:

	For the Year Ended
	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Cash provided by operating activities	559	574	44
Cash provided by/(used in) investing activities	(531)	(267)	78
Cash provided by financing activities	411	11	66
Effect of exchange rate changes on cash and cash equivalents	(83)	(76)	4

Increase in cash and cash equivalents	356	242	192
Cash and cash equivalents at beginning of year	863	621	429

Cash and cash equivalents at end of year	1,219	863	621

      Non-cash investing activities primarily relate to the Bcom3 acquisition in 2002.

      Cash provided by financing activities includes € 519 million, € 445 million, and € 118 million change in borrowings per the French GAAP accounts. A breakdown of the change in borrowings is as follows:

	For the Year Ended
	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Proceeds from borrowings of long-term debt	761	690	200
Repayments of borrowings of long-term debt	(242)	(245)	(82)

	519	445	118

      A breakdown of the change in net working capital requirements is as follows:

	For the Year Ended
	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(158)	(11)	222
Inventory and costs billable to clients	(180)	72	(59)
Accounts payable and other current liabilities	570	122	(377)

Change in working capital requirements	232	183	(214)

      Supplemental cash flow information for the years ended December 31, 2003, 2002 and 2001 is as follows:

	December 31,

	2003	2002	2001
	€	€	€

	(In millions)
Interest paid	74	45	61
Income taxes paid	100	227	64

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

Goodwill and Intangible Assets

      In accordance with SFAS 142, beginning January 1, 2002, goodwill and intangibles with indefinite useful lives are no longer amortized but reviewed annually for impairment. The effect of this accounting change is reflected prospectively. Supplemental comparative disclosure as if the change had been retroactively applied to prior periods is as follows:

	For the Year Ended
	December 31,

	2003	2002	2001
	€	€	€

	(In millions except
	per share amounts)
Net Income:
Reported net income	155	(14)	(647)
Amortization of intangibles with indefinite useful lives	—	—	38
Goodwill amortization	—	—	69
Income taxes related to the above	—	—	(10)

Adjusted net income	155	(14)	(550)

Basic earnings (loss) per common share:
Reported basic earnings (loss) per common share	€0.85	€(0.10)	€(4.76)
Amortization of intangibles with indefinite useful lives	—	—	€0.28
Goodwill amortization	—	—	€0.51
Income taxes related to the above	—	—	€(0.07)

Adjusted basic earnings (loss) per common share	€0.85	€(0.10)	€(4.04)

Diluted earnings (loss) per common share:
Reported diluted earnings (loss) per common share	€0.78	€(0.10)	€(4.76)
Amortization of intangibles with indefinite useful lives	—	—	€0.28
Goodwill amortization	—	—	€0.51
Income taxes related to the above	—	—	€(0.07)

Adjusted diluted earnings (loss) per common share	€0.78	€(0.10)	€(4.04)

      Estimated amortization expense on definite-lived intangible assets for each of the five succeeding fiscal years is € 78 million (€ 65 million at December 31, 2002). At December 31, 2003 and 2002, the intangibles (trademarks) not subject to amortization amount to € 616 million and € 655 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions

      In 2003, upon the conclusion of the agreement signed with Cordiant in September 2001, Publicis acquired Cordiant’s 25% stake in ZenithOptimedia Group for an amount of € 107 million, thereby increasing its holding to 100%. Goodwill of € 76 million was recognized. In accordance with accounting standards, the valuation of identifiable assets and liabilities has not been modified since the acquisition of control.

      Publicis has also purchased the minority interests of 32.6% in Starcom Motive London for € 35 million.

      Non-significant acquisitions have also taken place during the year. These acquisitions taken as a whole represent less than 1% of the consolidated revenues and a negative contribution of 1.7% of the total net income before amortization of goodwill.

      On September 24, 2002, Publicis acquired 100% of the outstanding shares of Bcom3, Inc., an American company specializing in multinational advertising and marketing services. Bcom3 has been fully consolidated since September 24, 2002 for French and U.S GAAP purposes. Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following securities to Bcom3 shareholders:

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

      Total consideration paid in for Bcom3 amounted to € 3,984 million, resulting in additional goodwill of € 3,863 million. The components of the purchase price and allocations are as follows:

(€ millions)
Consideration and acquisition costs:
Fair value of Publicis shares	2,048
Fair value of ORANEs	1,024
Fair value of OBSAs	858
Acquisition costs (net of tax)	54

3,984

(€ millions)
Allocation of purchase price:
Property and equipment	35
Client relationships	309
Trademarks	387
Other intangibles	7
Goodwill	3,863
Net liabilities assumed and other	(617)

3,984

      In addition to the acquisition of Bcom3, several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct ’n’ More in Austria,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Pro-forma Information Regarding the Bcom3 Acquisition

      The following pro forma information for the year ended December 31, 2002 presents the effect of the acquisition of Bcom3, the most significant acquisition of Publicis in 2002, as if it had occurred as of the beginning of 2002 and 2001. The pro forma financial information is based on the historical financial statements of Publicis and Bcom3.

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

Restructuring Charges

      The Group has recorded liabilities for restructuring charges to be incurred related to the Bcom3 acquisition on September 24, 2002. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of some Bcom3 locations, mainly in the city of New York, and the consolidation of Bcom3 and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Bcom3 employees and relocation costs. As of December 31, 2002, the Group has recorded € 200 million of liabilities for restructuring charges to be incurred related to the Bcom3 acquisition. Provisions for vacant property of € 241 million have also been recorded to cover future losses related to Bcom3’s lease contracts mainly located in the city of New York.

      The Group has recorded liabilities for restructuring charges to be incurred related to the Saatchi & Saatchi acquisition, which was consummated in September 2000. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of the Saatchi & Saatchi headquarters in London and New York, the closing of Saatchi & Saatchi offices in certain locations, and the consolidation of Saatchi & Saatchi and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Saatchi & Saatchi employees and relocation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs. This plan was finalized in 2001 and goodwill was increased by approximately € 37 million for restructuring charges, of which none remained as of December 31, 2003.

      The impact of US GAAP adjustments related to restructuring provisions is as follows:

			Release of		Cash	Currency	Others
	December 31,	Current Year	Reserve to	Net Impact	Payments	Translation and	Changes in	December 31,
	2002	Increase	Income	P&L	(reversal)	Reclassifications(1)	Goodwill	2003

	(In € millions)
	Restructuring Provisions
French GAAP restructuring reserve	257	5	(4)	1	(107)	(107)	58	102
US GAAP restatement: finalization of BCom3 restructuring(2)	—	37	—	37	—	—	(37)	—
US GAAP restructuring reserve	257	42	(4)	38	(107)	(107)	21	102

(1)	The impact of (107) includes translation adjustment for € (11) million and reclassifications for € (96) million (including € 42 million to real estate provisions and € 51 million to write-off of assets)

(2)	In 2003, the Group finalized the Bcom3 restructuring plan. In accordance with US GAAP, restructuring costs related to the acquiring entity and plans finalized after one year following the acquisition date are excluded from the liabilities assumed and are therefore booked through P&L.

      The impact of US GAAP adjustments related to real estate provisions is as follows:

			Release of		Cash	Currency	Others
	December 31,	Current Year	Reserve to	Net Impact	Payments	Translation and	Changes in	December 31,
	2002	Increase	Income	P&L	(reversal)	Reclassifications(1)	Goodwill(2)	2003

	In € millions
	real estate provisions
French GAAP real estate provision	284	—	—	—	(34)	(1)	(17)	232
US GAAP restatement: finalization of Bcom3 restructuring(3)	—	92	—	92	—	—	(92)	—
US GAAP real estate provisions	284	92	—	92	(34)	(1)	(109)	232

(1)	The impact of (1) includes translation adjustment for € (43) million and reclassifications for € 42 million (from restructuring provisions)

(2)	The impact of € (17) million includes additions of € 29 million, change in estimates of € (30) million and reversal through goodwill for € (16) million.

(3)	In 2003, the Group has finalized the Bcom3 restructuring. In accordance with US GAAP, vacant properties costs related to the acquiring entity and plans finalized after one year following the acquisition are excluded from the liabilities assumed and booked through P&L.

      The US GAAP restatement of € 92 million includes for € 65 million change that lead to identify double capacity in 2003 under US GAAP and € 29 million of additions booked in 2003 under French GAAP that were disallowed under US GAAP.

Retirement and Postretirement Plans

      The Group maintains retirement plans, some of these are defined benefit pension plans (“Defined Benefit Pensions”) which require disclosure of assets and obligations and others are defined contribution plans which by definition have assets equal to liabilities and therefore the Group shows only the annual expense associated with such plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      The changes in the assets and benefit obligations and the reconciliation of the Group’s Defined Benefit Pensions and Postretirement Plans in the accompanying consolidated balance sheets for the period January 1, 2003 through December 31, 2003 and January 1, 2002 through December 31, 2002, respectively were as follows (in millions):

	Defined Benefit Pensions				Postretirement Plans

	2003		2002		2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligation — Benefit obligation at beginning of year	€165.2	€183.7	€—	€94.6	€34.5	€3.1	€—	€—
Acquisitions	—	—	176.3	95.4	—	—	37.4	3.4
Service cost	13.3	3.3	4.0	1.6	0.8	—	0.2	—
Interest cost	9.8	9.5	2.8	2.2	2.4	0.1	0.6	—
Plan amendments	0.6	—	3.3	—	0.5	—	—	—
Participant contributions	—	0.6	—	0.4	0.9	—	0.2	—
Actuarial loss (gain)	9.5	(0.8)	(6.7)	(2.0)	6.0	—	(1.1)	—
Benefits and lump sums paid	(17.6)	(7.0)	(3.9)	(3.2)	(3.1)	0.2	(0.7)	(0.2)
Effect of exchange rates	(29.7)	(11.7)	(10.6)	(5.3)	(6.6)	(0.6)	(2.1)	(0.1)

Benefit obligation at end of year	€151.1	€177.6	€165.2	€183.7	€35.4	€2.8	€34.5	€3.1

Change in plan assets —
Fair value at beginning of year	€99.0	€100.0	€—	€51.2	€—	€—	€—	€—
Acquisitions	—	—	104.0	60.2	—	—	—	—
Actual return on assets	14.6	12.3	4.8	(5.5)	—	—	—	—
Company contributions	11.4	7.4	0.3	1.7	2.2	0.2	0.5	0.2
Benefits and lump sums paid	(17.6)	(7.0)	(3.9)	(3.2)	(3.1)	(0.2)	(0.7)	(0.2)
Participant contributions	—	0.6	—	0.4	0.9	—	0.2	—
Effect of exchange rates	(17.7)	(8.0)	(6.2)	(4.8)	—	—	—	—

Fair value of plan assets at end of year	€89.7	€105.3	€99.0	€100.0	€—	€—	€—	€—

Funded status at end of year	€(61.4)	€(72.3)	€(66.2)	€(83.7)	€(35.4)	€(2.8)	€(34.5)	€(3.1)
Unrecognized net actuarial loss (gain)	(3.6)	22.2	(8.9)	1.2	4.6	—	(1.0)	—
Unrecognized prior service costs	1.1	—	3.2	2.6	0.4	—	—	—

Net Amount recognized	€(63.9)	€(50.1)	€(71.9)	€(79.9)	€(30.4)	€(2.8)	€(35.5)	€(3.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Defined Benefit Pensions				Postretirement Plans

	2003		2002		2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Amounts recognized in Statement of Financial Position consist of:
Accrued benefit liability	€(64.2)	€(73.3)	€(71.9)	€(79.9)	€(30.4)	€(2.8)	€(35.5)	€(3.1)
Accumulated other comprehensive income	0.3	23.2	—	—	—	—	—	—

Net Amount recognized	€(63.9)	€(50.1)	€(71.9)	€(79.9)	€(30.4)	€(2.8)	€(35.5)	€(3.1)

      Defined Benefit Pensions with accumulated benefit obligations in excess of plan assets consist of the following as of December 31, 2003 and 2002, respectively (in millions):

	Defined Benefit Pensions

	2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.

Accumulated benefit obligation	€151.1	€132.6	€165.2	€180.2
Projected benefit obligation	€151.1	€140.3	€165.2	€183.7
Plan assets at fair value	€89.7	€68.1	€99.0	€100.0

      The accumulated benefit obligation on the domestic defined benefit pension plan is € 17.1 million and € 15.4 million, as of December 31, 2003 and 2002 respectively. There are no plan assets related to the domestic plan and no contributions expected to be paid. The measurement date used to determine the benefit obligation of the domestic plan is December 31, 2003.

      The components of net periodic benefit costs for the Defined Benefit Pensions and Postretirement Plans for the year ending December 31, 2003 and 2002, respectively, are as follows (in millions):

	Defined Benefit Pensions				Postretirement Plans

	2003		2002		2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Service cost for benefits earned during the year	€13.3	€3.3	€4.0	€1.6	€0.8	€—	€0.2	—
Interest cost on projected benefit obligation	9.8	9.5	2.8	2.2	2.4	0.1	0.6	—
Expected return on plan assets	(7.5)	(7.2)	(2.3)	(1.9)	—	—	—	—
Amortization of prior service cost	0.1				0.1
Recognized actuarial loss (gain)	—	1.1			(0.1)

Net periodic benefit cost	15.7	6.7	4.5	1.9	3.2	0.1	0.8	—
Defined contribution cost	10.5	2.0	2.7	0.9	—	—	—	—

Total retirement cost	€26.2	€8.7	€7.2	€2.8	€—	€—	€0.8	—

      The weighted average assumptions used in determining the benefit obligation as of December 31, 2003 and 2002 respectively are:

	Defined Benefit Pensions				Postretirement Plans

	2003		2002		2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	6.25%	5.62%	6.75%	5.52%	6.25%	6.25%	6.75%	6.00%
Expected rate of future compensation increases	N/A	3.77%	N/A	3.64%	N/A	N/A	5.00%	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted average assumptions used in determining the net periodic benefit costs for the years ended December 31, 2003 and 2002 respectively are:

	Defined Benefit Pensions				Postretirement Plans

	2003		2002		2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	6.75%	5.64%	6.50%	5.62%	6.75%	6.75%	6.50%	6.00%
Expected rate of future compensation increases	N/A	3.39%	N/A	3.96%	N/A	N/A	5.00%	N/A
Expected long-term rate on plan assets	8.50%	7.50%	7.30%	7.11%	N/A	N/A	N/A	N/A

*	These assumptions are based on estimates of the long-term rate for these factors over the life of the plan.

      Additional information (in millions):

	Defined
	Benefit		Postretirement
	Pensions		Plans

	2003	2002	2003	2002

Increase in minimum liability included in other comprehensive income	23	0	N/A	N/A

      For the U.S. plans, as of December 31, 2003, the medical inflation rates were assumed to be 12.5%, gradually declining to 5% in 2007, and remaining at that rate thereafter. A one-percentage-point increase in the medical inflation rate would increase the accumulated postretirement benefit obligation as of December 31, 2003 by approximately € 5.1 million and increase the net periodic benefit cost for the year ended December 31, 2003 by approximately € 0.4 million. A one-percentage-point decrease in the medical inflation rate would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by approximately € 4.2 million and decrease the net periodic benefit cost for the year ended December 31, 2003 by approximately € 0.4 million.

Long-term Debt

      Future minimum payments as of December 31, 2003, on long-term debt, including capital leases, are as follows:

Year
(In millions of €)
2004	284
2005	84
2006	80
2007	73
2008	742
Thereafter	2,261

Subtotal	3,524

Less: Current maturities	(284)

3,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shareholders’ Equity

      Publicis’ capital stock consists of 195,378,253; 196,081,129; and 139,599,996 ordinary shares issued at December 31, 2003, 2002 and 2001, respectively, with a par value of € 0.40 each. These amounts include shares held in treasury of 13,012,389; 12,790,600; and 4,630,427, respectively.

Employee Stock Option Plans

      Publicis grants stock options through employee stock option plans (“the Plans”). Under the 2000 plan, options for a fixed number of shares (with an exercise price equal to the average market value of Publicis stock for the last 20 days before the grant date) are granted to employees. Under this plan, the options vest after 5 years and expire 10 years after the date of grant. Under the 2001 plan, options for a fixed number of shares (with an exercise price equal to the higher of the average market value of Publicis stock for the last 20 days before the grant date or the cost of treasury shares) are granted to employees. Under this plan, options vest after 4 years and expire 10 years after the date of grant. Under the 2002 plan, options for a fixed number of shares (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date) are granted to employees. The options vest after 4 years and expire 10 years after the date of grant. Options were also granted under a variable plan to former Saatchi & Saatchi management (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date). The allotment of these options is subject to the attainment of certain financial objectives in 2004. These options vest upon confirmation of allotment and expire 10 years after the date of grant.

      Under the 2003 plan, options for a fixed number of shares (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date) are granted to employees. The options vest after 4 years and expire 10 years after the date of grant. Options were also granted to employees under a Long-Term Incentive Plan (variable plan with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date). Half of these options vest upon the attainment of certain financial objectives in 2006 and expire 10 years after the date of grant. The other half of these options vest upon the attainment of certain financial objectives in 2007 and expire 10 years after the date of grant.

      Under the former Publicis Communication Stock Option Plan, options for a fixed number of shares (with an exercise price equal to the fair value of the shares at the date of grant) were granted to employees. Under this plan, the options vest immediately and expire 10 years after the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Plans as of December 31, 2003, 2002 and 2001 and changes for the years then ended, are presented below:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

2000 Plan
Outstanding at beginning of year	100,000	€43.55	100,000	€43.55	100,000	€43.55
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	100,000	€43.55	100,000	€43.55	100,000	€43.55

2001 Plan
Outstanding at beginning of year	380,000	€33.18	380,000	€33.18	—	—
Granted	—	—	—	—	380,000	€33.18
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	380,000	€33.18	380,000	€33.18	380,000	€33.18

2002 Plan
Outstanding at beginning of year	329,600	€29.83	—	—	—	—
Granted	—	—	329,600	€29.83	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	329,600	€29.83	329,600	€29.83	—	—

2003 Plan
Outstanding at beginning of year	—	—	—	—	—	—
Granted	517,067	€24.82	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	517,067	€24.82	—	—	—	—

Saatchi & Saatchi Management Plan
Outstanding at beginning of year	2,943,135	€29.79	2,943,135	€29.79	—	—
Granted	—		—		2,943,135	€29.79
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	2,943,135	€29.79	2,943,135	€29.79	2,943,135	€29.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Long-Term Incentive Plan
Outstanding at beginning of year	—	—	—	—	—	—
Granted	9,498,000	€24.82	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	9,498,000	€24.82	—	—	—	—

      Stock options related to the Publicis Communication Stock Option Plan were converted into Publicis stock options upon the merger of Publicis Communication into Publicis, S.A. on December 11, 1998. A summary of the activity for this plan is presented below:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Former Publicis
Communication Plan
Outstanding at beginning of year	570,050	€8.54	652,150	€8.29	726,600	€8.14
Exercised	(44,970)	7.02	(45,590)	6.46	(74,450)	€6.85
Forfeited	—	—	—	—	—	—
Expired	—	—	(36,510)	6.99	—	—

Outstanding at end of year	525,080	€8.67	570,050	€8.54	652,150	€8.29

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The number of options that can be exercised under the former Saatchi & Saatchi plans, converted for simplification purposes into Publicis shares at a rate of 0.18252, is summarized as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	80,503	€10.90	266,046	€11.71	1,595,773	€10.87
Granted	—	—	—	—	—	—
Exercised	(36,958)	€12.22	(185,543)	€10.33	(1,305,727)	€10.14
Forfeited/ Expired	—	—	—	—	(24,000)	—

Outstanding at end of year	43,545	€9.92	80,503	€10.90	266,046	€11.71

      The Group additionally granted options in connection with the Nelson acquisition at the end of 2000. In conjunction with this acquisition, Publicis exchanged Publicis options for those of Nelson. A summary of the activity for this plan is presented below:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Former Nelson Plan
Outstanding at beginning of year	282,154	€24.40	518,730	€28.11	699,367	€28.18
Exercised	(103,522)	€21.04	(65,040)	€24.40	(98,733)	€28.37
Forfeited/ Expired	(41,598)	€21.57	(171,536)	€23.73	(81,904)	€28.37

Outstanding at end of year	137,034	€19.32	282,154	€24.40	518,730	€28.11

      The following information applies to options outstanding and exercisable at December 31, 2003:

			Weighted
			Average	Weighted
			Remaining	Average
			Life in	Exercise
	Outstanding	Exercisable	Years	Price

Former Publicis Communication Plan	525,080	525,080	4	€8.67
2000 Plan	100,000	—	7	€43.55
2001 Plan	380,000	—	8	€33.18
2002 Plan	329,600	—	9	€29.83
2003 Plan	517,067	—	10	€24.82
Saatchi & Saatchi Management Plan	2,943,135	—	10	€29.79
Long-Term Incentive Plan	9,498,000	—	10	€24.82
Former Nelson Plan	137,034	137,034	5	€19.32
Former Saatchi & Saatchi Plans	43,545	43,545	1	€9.92

Total	4,685,442	705,659	10	€25.61

      In accordance with SFAS 123, Publicis elected to continue to account for stock-based compensation using the “intrinsic value” method under the guidelines of APB 25, as opposed to the “fair value” method in SFAS 123. For the Publicis plans, under APB 25, no compensation expense has been recognized for the years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended December 31, 2002 or 2001 because the stock options were either fully vested prior to these periods, or the exercise price of options granted in these periods is greater than or equal to the market value at the date of grant. In 2003, under APB 25, the compensation expense was not significant. Concerning the former Saatchi & Saatchi plans, € 2 million, € 4 million and € 4 million of stock compensation expense was recognized for U.S. GAAP purposes for the years ended December 31, 2003, 2002 and 2001, respectively, representing compensation expense on EPP options.

      SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” requires companies that continue to account for stock-based compensation in accordance with APB 25 to disclose certain information using tabular presentation as presented below. If the Group had elected to recognize compensation expense based upon the fair value method of SFAS 123, pro forma net earnings and earnings per common share would be as follows (for purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the vesting period of the options):

	2003	2002	2001

Net earnings — U.S. GAAP
Net income (loss) as reported	155	(14)	(647)
Add: Stock-based employee compensation expense, net of tax, included in reported net income (loss)	—	—	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(4)	(7)	(1)

Pro forma net income (loss)	151	(21)	(648)
Basic earnings per common share
As reported	€0.85	€(0.10)	€(4.76)
Pro forma	€0.83	€(0.14)	€(4.76)
Diluted earnings per common share
As reported	€0.78	€(0.10)	€(4.76)
Pro forma	€0.76	€(0.14)	€(4.76)

      The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2003, 2002 and 2001: dividend yields of 0.91% in 2003, zero in 2002 and 2001; expected volatility of 30.0% for 2003, 52.3% for 2002 and 28.8% for 2001; risk-free interest rate of approximately 4% in 2003, and 4.5% in 2002 and 2001; and expected term of 5 years for all years. The weighted average estimated fair values of employee stock options granted during fiscal 2003, 2002 and 2001 were € 8.85, € 12.47 and € 13.33, respectively.

      The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income in future years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

      The income tax disclosures required for French GAAP are included in note 19 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

	December 31,

	2003	2002	2001

Net income before taxes and minority interests:
France	(42)	44	18
Foreign	388	264	230

Total	346	308	248

Income tax expense:
France	1	19	17
Foreign	171	113	61

Total	172	132	78

Expiration dates of net operating loss carry forwards

      In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately € 503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. At December 31, 2003, the remaining net operating loss carryforwards related to these operations amounted to € 178 million, of which €138 million will expire between 2004 and 2009 and € 40 million will expire after 2009. The Company has not recognized these operating loss carryforwards in the French financial statements due the uncertainty of their realizibility.

      Additionally, under French GAAP at December 31, 2003, the Group had approximately € 815 million of operating loss carryforwards, of which € 49 million will expire between 2004 and 2009. The remaining € 766 million have no expiration. The Company has not recognized these operating loss carryforwards in the French financial statements due the uncertainty of their realizibility.

      For U.S. GAAP purposes, the deferred tax assets related to the net operating losses acquired in the Saatchi & Saatchi acquisition have been recorded and a 100% valuation allowance has been provided. At December 31, 2003, the valuation allowance amounts to € 375 million, which includes all of the Saatchi & Saatchi operating loss carryforwards.

Other differences

      In 2001, the Group has recognized € 37 million in deferred tax assets, which arose in connection with the Saatchi & Saatchi acquisition. Under U.S. GAAP, these amounts are considered to be part of the purchase accounting allocation and have been recorded against goodwill.

Earnings per share

      Basic earnings per share under French GAAP is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period after deduction of the weighted average number of shares of treasury stock. In 2002, the ORANEs were accounted for as equity instruments under French GAAP, but as debt under U.S. GAAP with the related interest classified accordingly. In 2003, following clarification of certain rules by the Autorité des Marchés Financiers (see Note 2 — Presentation of the financial statements, section 2.1), the ORANEs were reclassified as “other equity” under French GAAP and the recognition of interest paid in respect of ORANEs is now treated as a financial cost and no longer as a distributed dividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Diluted earnings per share numerator represents net income, increased by the OCEANEs’ and ORANEs’ after-tax interest expense that would have been avoided if converted. Diluted earnings per share denominator takes into account share equivalents having a dilutive effect. Potentially dilutive common shares consist of stock options to employees, conversion of all convertible bonds (OCEANEs) and the redemption of all ORANEs into shares. However, in light of prevailing share price levels, the potential dilutive effect of the OBSA equity warrants has not been taken into account. The dilutive effect of stock options is calculated using the treasury stock method.

      The following table sets forth the computation of basic and diluted earnings per common share under French GAAP, which, other than the impact of the interest on the ORANEs on the numerator of basic earnings per share in the 2002 fiscal year, is calculated in the same manner for French and U.S. GAAP:

	2003	2002	2001

	(In millions except per
	share data)
Numerator:
Earnings from continuing operations (French GAAP)	€150	€147	€151
After-tax interest expense on ORANEs	—	(2)	—

Earnings available to shareholders — for basic earnings per share	€150	€145	€151

Earnings from continuing operations (French GAAP)	€150	€147	€151
After-tax saving of OCEANEs and ORANEs interest if converted	31	19	—

Earnings available to shareholders — for diluted earnings per share	€181	€166	€151

Denominator:
Denominator for basic earnings per share — weighted-average shares	183	146	139

Potential dilutive common shares — employee stock options	1	—	1
Potential dilutive common shares — OCEANEs	28	17	—
Potential dilutive common shares — ORANEs	28	8	—

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	240	171	140

Basic earnings available to shareholders per common share	€0.82	€0.99	€1.09

Earnings available to shareholders per common share — assuming dilution	€0.75	€0.97	€1.08

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases

      The Group leases certain premises and equipment under both capital and operating leases. Property leases typically provide for renewal options. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2003.

			Operating Sublease	Operating Leases,
Years Ending December 31,	Capital Leases	Operating Leases	Income	Net

2004	9	229	(12)	217
2005	9	212	(9)	203
2006	9	200	(5)	195
2007	9	192	(6)	186
2008	9	165	(5)	160
Thereafter	445	553	(20)	533

Total minimum lease payments	490	1,551	(57)	1,494
Less: amount representing interest	(198)

Total obligation under capital leases	292
Less: current portion	(9)

Long-term portion	283

      Property, plant and equipment at December 31 include the following amounts for capitalized leases:

	2003	2002	2001

	(€ millions)
Land	23	28	—
Buildings	163	195	8
Less allowances for depreciation	(8)	(4)	(3)

      Net rental expense for operating leases was € 201 million; € 169 million and € 135 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Fair value of financial instruments

      The following table presents the carrying amounts in accordance with U.S. GAAP and estimated fair values of the Group’s financial instruments at December 31, 2003, 2002 and 2001:

	2003		2002		2001

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(In millions of euros)
Cash, cash equivalents and marketable securities	1,415	1,415	1,205	1,205	663	663
Investments (IPG and other)	528	528	135	135	205	205
Long-term debt, including current maturities	3,524	3,349	3,050	3,050	736	736
Embedded Derivative Instruments	—	—	11	11	22	22
Other Derivative instruments	(15)	(15)	—	—	—	—
Financial commitments Contingent value rights	—	—	—	—	165	165

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Investments

Investments consist of available-for-sale securities, primarily those that are publicly traded, and other investments. The available-for-sale securities are carried at market value and the unrealized gains and losses on these securities are included in shareholders’ equity. As of December 31, 2003, 2002 and 2001, unrealized gains of € 36 million, € 51 million and € 135 million, respectively, have been recorded in shareholders’ equity in accordance with U.S. GAAP. Other long-term investments are carried at cost, which approximates estimated fair value.

      Long-Term Debt

The Group’s long-term debt consists of floating rate debt and fixed interest debt. The main difference as of December 31, 2003 between the carrying value and the fair value relates to the ORANEs.

      Derivative financial instruments

The carrying value of the Exchange Option, Cash Settlement Right and Call Option embedded in the Group’s debenture loan (see “Accounting for convertible debt” section at the beginning of this footnote for further details) equals the fair value. The fair value is estimated based on the amount the Group would have to pay to terminate the contracts.

The carrying value of all other derivatives (foreign exchange futures contracts and currency swaps) equals the fair value. Fair value has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

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

New Accounting Pronouncements (DD)

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This Statement, which is effective for exit or disposal activities initiated after December 31, 2002, addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires companies to record a liability for costs associated with an exit or disposal activity in the period in which the liability is incurred. This differs from current practice, which requires the liability to be recognized at the date of commitment. The adoption of SFAS 146 did not have a material impact on the Group’s consolidated financial statements.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). This pronouncement provides guidance on how to account for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 applies to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Publicis is currently reviewing this Interpretation to measure the potential impact on the Group’s consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148), an amendment of SFAS 123 and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (in accordance with SFAS 123). The Group continues to apply the accounting provisions of APB 25, and has made the annual pro forma disclosures of the effect of applying the fair value method of accounting for employee stock options and similar instruments as required by SFAS 123 and permitted under SFAS 148.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (FIN 45). FIN 45 sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group’s consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Group’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective for fiscal years ending after June 15, 2003. Certain provisions have been deferred indefinitely by the FASB under FSP 150-3. The adoption of SFAS 150 did not have a material impact on the Group’s consolidated financial statements.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”).

      In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on FIN 46 or FIN 46R. However, FIN 46R must be applied no later than the end of the first reporting period that ends after March 15, 2004. VIEs created after January 1, 2004 must be accounted for under FIN 46R. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under FIN 46 or FIN 46 Revised’s provisions no later than the fourth quarter of fiscal 2003. Non-SPEs created prior to February 1, 2003, should

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be accounted for under FIN 46 Revised’s provisions no later than the end of the first reporting period that ends after March 15, 2004.

      FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

      Publicis assessed its variable interests in SPEs and entities created or arrangements entered into after January 31, 2003 to determine whether such entities created are considered to be VIEs and concluded that the entity that issued the Credit Linked Notes (see Note 5 — Investments and other financial assets, net) is a VIE. Publicis holds the majority of expected losses and is the primary beneficiary of this entity. Under U.S. GAAP, this entity is consolidated as of December 31, 2003 (see Note 31 — Summary of differences between generally accepted accounting principles in France and the Unites States, section V).

      In addition, Publicis is currently in the process of reviewing its investment portfolio, including associated companies, as well as other arrangements, to determine whether they are variable interests in VIEs and whether Publicis is the primary beneficiary of such VIEs. At this time, Publicis has not identified any significant variable interests in VIEs that would require consolidation under FIN 46R other than that described above. However, it is possible that Publicis may identify additional VIEs for which it is considered the primary beneficiary.

      Publicis is to adopt International Financial Reporting Standards (“IFRS”) as primary generally accepted accounting principles (“GAAP”) by 2005 as required under European Regulation applicable to European public companies. The full set of IFRS applicable by 2005 is not yet known and still subject to endorsement by the European Commission. Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP is amended as proposed in March 2004 to allow foreign private issuers to include only two years of audited financial statements for their first year of reporting under IFRS, Publicis is to select January 1, 2004 as its transition date to IFRS and thus to present restated 2004 and 2005 IFRS financial statements in its 2005 Form 20-F and to continue to report under French GAAP as primary GAAP in the meantime (2004).

      Transition from French GAAP to IFRS will be made in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards” general retrospective application guidance and related exemptions and exceptions.

      Publicis is currently assessing the impact, which may be significant, that the application of IFRS will have on its 2004 financial statements and will disclose in any case as soon as practically possible after the full set of applicable IFRS is known and the transition date to IFRSs could be considered definitive:

•	in its primary GAAP financial statements, the reconciliation disclosure between French GAAP and IFRS (including narrative and net income and shareholders’ equity detailed reconciliations) required with respect to 2004 financial statements and

•	the additional reconciliation disclosure between IFRS and US GAAP (including narrative and tabular net income and shareholders’ equity reconciliations) with respect to 2004 financial statements required under SEC Rules when reporting under primary GAAP other than US GAAP.

Item 19:	Exhibits

      The following exhibits are included herein:

Exhibit
Number	Description

1	Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation) (incorporated by reference from Exhibit 1 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2001).

2	We agree to furnish a copy of an English translation of any instrument defining the rights of holders of our long term indebtedness to the SEC upon its request.

4.1	Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/ A filed by Dentsu Inc. on December 12, 2003).

4.2	Shareholders’ Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/ A filed by Dentsu Inc. on December 12, 2003).

4.3	Shareholders’ Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/ A filed by Dentsu Inc. on December 12, 2003).

4.4	CEO Employment Agreement, dated as of January 1, 2001, among Roger A. Haupt, Bcom3 Group, Inc., Leo Burnett Worldwide, Inc., and Leo Burnett USA, Inc. (“Haupt Employment Agreement”) (incorporated by reference from Exhibit 10.5 to the report on Form 10 of Bcom3 Group, Inc. filed on April 30, 2001).

4.5	Amendment to Haupt Employment Agreement dated as of March 26, 2003.

4.6	Agreement, dated September 7, 2000, by and between Saatchi & Saatchi North America, Inc. and Kevin Roberts.

4.7	Agreement, dated November 30, 2000, by and among Saatchi & Saatchi North America, Inc., Saatchi & Saatchi Limited and Red Rose Limited.

4.8	Employment Agreement, dated as of September 8, 2002, by and between Saatchi & Saatchi North America, Inc. and Robert L. Seelert.

8	List of Subsidiaries. See note 30 to our financial statements.

99.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification by Jean-Michel Etienne, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, and Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Publicis Groupe S.A.

By:	/s/ MAURICE LÉVY

______________________________________ Name: Maurice Lévy
Title: Chief Executive Officer and
Chairman of the Management Board

Dated: June 22, 2004