Form 20-F
period 2004-12-31
PUBLICIS GROUPE SA
filed 2005-06-24
CIK 1050952

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER: 001-14736
Publicis Groupe S.A.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	133, AVENUE DES CHAMPS-ELYSÉES 75008 PARIS France (Address of principal executive offices)	REPUBLIC OF FRANCE (Jurisdiction of incorporation or organization)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

Ordinary shares, nominal value € 0.40 per share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one share	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, nominal value € 0.40 per share	182,415,932(1)
(title of class)	(number of ordinary shares)
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑     No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑
(1) Excluding 13,065,009 ordinary shares held in treasury.

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

i

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information
SELECTED FINANCIAL DATA
      The following table sets forth selected consolidated financial data of our company and should be read in conjunction with our financial statements and the information provided under “Operating and Financial Review and Prospects” and “— Risk Factors.” The selected financial data presented below have been prepared on a basis consistent with that used in our consolidated financial statements. Prior years have been restated as necessary for a consistent presentation. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from accounting principles generally accepted in the U.S. (“U.S. GAAP”). See note 31 to our consolidated financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our consolidated net income and consolidated shareholders’ equity as calculated under French GAAP.

	Year Ended December 31,

	2004	2003	2002(3)	2001	2000(2)

	(In Millions of Euros, Except Per Share Data)
Income Statement Data
Amounts in accordance with French GAAP
Revenue	3,825	3,863	2,926	2,434	1,770
Operating income	438	522	405	327	275
Group net income	210	150	147	151	128
Basic earnings per share(1)	1.15	0.82	0.99	1.09	1.18
Diluted earnings per share(1)(4)	0.97	0.75	0.97	1.08	1.15
Dividends per share(1)	0.30	0.26	0.24	0.22	0.20
Amounts in accordance with U.S. GAAP
Revenue	3,825	3,863	2,969	2,434	1,770
Operating income (loss)	399	347	352	(466)	185
Group net income	343	155	(14)	(647)	34
Basic earnings per share(1)	1.88	0.85	(0.10)	(4.76)	0.31
Diluted earnings per share(1)(4)	1.36	0.78	(0.10)	(4.76)	0.31

	Year Ended December 31,

	2004	2003	2002(3)	2001	2000(2)

	(In Millions of Euros, Except Per Share Data)
Balance Sheet Data
Amounts in accordance with French GAAP
Tangible and intangible assets, net	3,772	4,486	4,637	1,618	1,303
Total assets	9,721	10,881	10,978	4,896	4,130
Bank borrowings and overdrafts (short and long-term)	1,960	3,188	2,762	1,069	901
Shareholders’ equity	881	726	1,501	283	299
Amounts in accordance with U.S. GAAP
Tangible and intangible assets, net	7,450	8,006	8,253	3,813	4,273
Total assets	13,231	14,241	14,367	6,955	7,100
Bank borrowings and overdrafts (short- and long-term)	2,911	3,975	3,540	1,052	901
Shareholders’ equity	3,570	3,403	3,846	1,890	2,622

(1)	Per share data have been adjusted to reflect the 10-for-1 stock split that occurred on August 29, 2000.

(2)	2000 amounts include the operations of Saatchi & Saatchi for the period between the acquisition date in September 2000 through December 31, 2000.

(3)	2002 amounts include the operations of Bcom3 Group, Inc. for the period between the acquisition date in September 2002 through December 31, 2002.

(4)	Diluted earnings per share were computed with reference to the fully-diluted weighted average number of shares of 251,607,849 in 2004; 239,540,546 in 2003; 171,025,567 in 2002; 139,645,986 in 2001 and 110,454,999 in 2000.
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

      The following table shows the euro/ U.S. dollar exchange rate for 2000 through June 14, 2005 based on the noon buying rate expressed in euros per dollar. For information regarding the effect of currency fluctuations on our results of operations, see “Operating and Financial Review and Prospects.”

		Average
	Period End	Rate(1)	High	Low

June, 2005 (through June 14)	1.21	1.22	1.23	1.21
May, 2005	1.23	1.27	1.30	1.23
April, 2005	1.30	1.31	1.31	1.28
March, 2005	1.30	1.31	1.34	1.29
February, 2005	1.33	1.31	1.33	1.28
January, 2005	1.30	1.31	1.35	1.29
December, 2004	1.36	1.34	1.36	1.32
2004	1.36	1.24	1.36	1.18
2003	1.26	1.14	1.26	1.03
2002	0.95	0.98	1.01	0.95
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83

(1)	For yearly totals, the average of the noon buying rates for euros on the last business day of each month during the relevant period.
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

We are exposed to a number of risks from operating in developing countries
      We conduct business in various developing countries around the world. The risks associated with conducting business in developing countries can include slower payment of invoices, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. In addition, commercial laws in many of these countries can be vague, arbitrary, contradictory, inconsistently administered and retroactively applied. It is, therefore, difficult for us to determine with certainty at all times the exact requirements of these laws. If we are deemed not to be in compliance with applicable laws in developing countries in which we conduct business, our prospects, business and results of operations could be harmed and our financial condition could be weakened.

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

We receive a significant percentage of our revenue from large clients
      A significant reduction in the advertising and communications spending by, or the loss of one or more of, our largest clients could weaken our financial condition and cause our business and results of operations to suffer. Our major clients may not continue to use our services to the same extent, or at all, in the future. Clients can typically cancel contracts with their advertising agencies on 90 to 180 days’ notice. In addition, clients generally are able to reduce advertising and communications spending or cancel projects at any time for any reason.

Currency exchange rate fluctuations may negatively affect our financial results, the price of our shares and the value of dividends received by holders of our American Depositary Shares
      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our consolidated financial statements are presented in euros. Therefore, when we prepare our consolidated financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. To the extent this has a negative effect on our financial condition as presented in our consolidated financial statements, it could cause the price of our shares to decline. Conversely, if the relative value of the euro to the U.S. dollar declines, the U.S. dollar equivalent of cash dividends paid in euros on our American Depositary Shares (“ADSs”) will decline as well.

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

Some provisions of French law and our statuts (bylaws) could have anti-takeover effects
      French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to inform us within 15 days of crossing the threshold percentage. A person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with this requirement may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to criminal fines. In addition, our statuts (bylaws) provides double voting rights for shares owned by the same shareholder in registered form for at least two years. Our statuts further provide that any person who acquires or disposes of more than 1% of our outstanding shares or voting rights must inform us within 15 days of crossing the threshold percentage and that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with these requirements may be deprived of voting rights. Finally, our shareholders have authorized our management board to increase our capital in response to a third-party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management. Giving effect to the provision of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that the chairperson of our supervisory board, Ms. Elisabeth Badinter, owns 17.2% of the voting power of our company.

We are subject to corporate disclosure standards that are less demanding than those applicable to some U.S. companies
      As a foreign private issuer, we are not required to comply with the notice and disclosure requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the solicitation of proxies for shareholders’ meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about our company than is regularly published by or about other public companies in the U.S.

We will be obligated to adopt new accounting standards in 2005 that may have a material impact on our accounts and may render a comparison between financial periods more difficult
      In June 2002, the European Union (the “EU”) adopted new regulations requiring all listed EU companies, including us, to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in their financial statements from January 1, 2005. The IFRS may have a material impact on important items in our consolidated financial statements. For further information on the impact of IFRS, see “Operating and Financial Review and Prospects — Move to IFRS Accounting Standards.”

Item 4.	Information on the Company
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
Historical Background
      Our company was founded in 1926 by Marcel Bleustein-Blanchet, known as the “father of modern advertising in France” and the “David Ogilvy of French advertising” because of his drive for innovation, his creativity in developing successful campaigns for clients and the new standards of excellence he set. Among his early innovations was the use of radio for advertising. In 1934, due to a ban on advertising on France’s government-owned radio stations, he created Radio Cité, the country’s first private station. He launched Régie Presse, a subsidiary dedicated to the sale of advertising space in the press, in 1937.
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
      In 1981, we opened our first New York office. In 1984, we regrouped our network, then present in 23 countries, under the “Publicis” name. We founded our media buying subsidiary Optimedia in 1987, and it began operations in France, the U.K. and Switzerland. Also in 1987, Maurice Lévy became our chief executive officer and president of our management board. We entered into a major strategic alliance with U.S.-based Foote, Cone & Belding Communications (“FCB”) in 1988. We merged our operations in Europe with those of FCB, thus becoming the leading advertising network in Europe. We managed the combined European operations, making substantial investments in developing them, particularly in Spain and Italy. Through FCB, we also raised our profile among corporations in the U.S. In 1989, we began expanding into eastern Europe. The same year, we won Whirlpool’s worldwide account and launched a European direct marketing network, since renamed Publicis Dialog.
      Our expansion accelerated in the 1990’s. We created BMZ, a new network operating in Germany, France, the U.K., Belgium, the Netherlands and Italy, in 1992. The next year we acquired FCA, the fourth largest communications group in France. We then merged FCA and BMZ to create FCA!BMZ, a subsidiary with operations in 12 European countries. In 1994, we merged our New York office with Bloom, a U.S. subsidiary of FCA, as part of an effort to further increase our presence in the U.S. Coca-Cola became a client in 1994. We discontinued our alliance with FCB in 1995 due to strategic differences with its parent company, True North Communications, Inc.
      Mr. Bleustein-Blanchet died in 1996, and Elisabeth Badinter, Mr. Bleustein-Blanchet’s daughter, succeeded him as chair of the supervisory board.
      We began our expansion outside of Europe and the U.S. in 1996, acquiring operations in Mexico, Brazil and Canada. Over the next three years, we built an impressive international network with a string of acquisitions in eastern Europe, the Middle East, Latin America and the Asia/ Pacific region. We also expanded in the U.S. during this period, acquiring Hal Riney & Partners and EvansGroup in 1998 and a 49% interest in Burrell Communications in 1999. At the beginning of 2000, we had operations in 130 locations in 76 countries and ranked tenth worldwide among communications groups.
      The last five years have seen continued pursuit of our expansion strategy. We acquired all of the controlling interests in a number of major U.S. agencies in 2000, including the Fallon Group and Frankel & Company, thus becoming a major competitor in the U.S. market. We dramatically increased the size of our operations in 2000 with the acquisition of Saatchi & Saatchi plc. In addition, in 2000 we became one of the world’s leading healthcare communications companies as a result of our acquisition of Nelson Communications. Reflecting our increasingly international focus, our shares, represented by ADSs, began trading on the New York Stock Exchange in 2000.
      In 2001, we created the world’s third-largest media consultancy and buying group by combining our wholly owned subsidiary Optimedia with Zenith Media, a firm we held jointly with Cordiant Communications Group plc. Upon completion of the transaction, we held a 75% interest in the resulting entity, ZenithOptimedia Group.
      In September 2002, we acquired Bcom3 Group, Inc. (“Bcom3”), creating the fourth-largest advertising and communications firm in the world, with annual revenue in 2002 of approximately $4.8 billion (including Bcom3 for the full year). The merger also created one of the world’s largest media consultancy and media buying firms, combining ZenithOptimedia Group with Starcom MediaVest. Adding Bcom3’s renowned advertising and communications agencies — which include Leo Burnett, Manning Selvage & Lee, Medicus and Bartle Bogle Hegarty — enhanced our ability to provide premier advertising and communications services to clients on a worldwide basis.
      The merger also opened the way for a long-term strategic partnership with Dentsu, Inc., the number one communications group in Japan and Asia as a whole and formerly a Bcom3 shareholder. This partnership is designed to offer our clients privileged access to the Japanese market, in particular in the area of media buying and consultancy. We are today the only communications group in the world providing clients with media-purchasing services spanning the whole world including Japan. As part of our partnership, we created a sports marketing agency, iSe International Sports and Entertainment AG, with Dentsu in 2003.
      Other significant events included a number of measures that helped to improve and rationalize our operational and capital structure:

•	In 2003, we dissolved Bcom3’s D’Arcy network and successfully transferred its assets to our other networks with minimal client loss. We integrated Bcom3’s businesses and back-office functions with our other operations. We also continued our program of consolidating the office space used by Bcom3 and our other operations and rationalizing the related leaseholdings; and

•	We simplified our ownership structure by merging with three investment vehicle entities that had been used by members of the Bleustein-Blanchet family, employees of our company and some other investors to hold shares in our company indirectly. The merger was effected pursuant to an agreement entered into in 1998.
      A key highlight of 2004 was the inclusion of our ordinary shares in the Paris stock market’s top index, the CAC 40.
      During 2004, there were few significant acquisitions with the exceptions of Thompson Murray, a U.S. shopper-marketing agency that will be a key component of the future Saatchi & Saatchi X worldwide marketing services network, and of a majority interest in United Campaigns, Publicis Worldwide’s partner agency in Russia.
      Other significant events in 2004 included the creation of Publicis Groupe Media and a new management team for Leo Burnett:

•	In September 2004, we officially launched Publicis Groupe Media (“PGM”), a new management structure shared by our two media buying and media consultancy brands, Starcom MediaVest Group and ZenithOptimedia. The structure is designed to generate a variety of initiatives to enhance service to clients, while at the same time benefiting from synergies in research spending, development of consultancy tools, specialized expertise and back-office services; and

•	We recruited Tom Bernardin as part of the succession plan for Linda Wolf and appointed him president of Leo Burnett Worldwide and CEO of Leo Burnett USA. A reorganization of Leo Burnett Worldwide followed Mr. Bernardin’s appointment at both central and regional levels and at Leo Burnett USA.
      At the management board level, the departure of Roger Haupt for personal reasons and the appointment of Jack Klues mark a new stage in the development of management structures at a point when integration of Bcom3 has been brought to a successful conclusion. Restructuring in connection with this integration, involving in particular the development of shared resource centers and reorganization of real estate, helped us to continue to achieve our objectives in 2004, in particular in terms of operating margin.
PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES
      As a result of our strategy of global expansion, our principal capital expenditures since the beginning of 2001 have been associated with acquisitions of other advertising and communications firms. Following our acquisition of Bcom3 in 2002, we reached the point of being among the world’s largest advertising and communications firms and consequently adopted a more selective acquisition strategy. Our capital expenditures in 2001 included our acquisitions of all of or controlling interests in:

•	Fisch.Maier Direkt, Switzerland’s leading direct marketing firm;

•	Carré Noir, one of the best design agencies in France;

•	FusionDMin San Francisco, a large independent customer relationship management agency since merged with Publicis Dialog;

•	Creative AIM, a U.S. grassroots marketing agency;

•	Sanchez & Levitan, among the largest agencies in the U.S. focused on the rapidly-growing Hispanic community; and

•	The Triangle Group, the largest independent sales promotion group in the U.K.
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
      Our significant acquisitions in 2004 were limited to Thompson Murray, a U.S. shopper-marketing agency that will be a key component of our future Saatchi & Saatchi X worldwide marketing services network, and the purchase of a majority interest in United Campaigns, Publicis Worldwide’s partner agency in Russia. We also acquired an event communication agency in the U.S., CLT, and made earn-out payments and acquired minority interests in various agencies, parts of which had been acquired in the past, such as Triangle Group, GrupoK/ Arc, Media Estrategia, and ECA2. These acquisitions involved capital expenditures of approximately € 104 million in total.
      For information concerning our level of ownership in the foregoing acquired agencies, and our other subsidiaries as of December 31, 2004, see note 30 to our consolidated financial statements. We have made no material divestitures since the beginning of 2001.
      There have been no public takeover offers by third parties in respect of our shares since January 1, 2004, nor, except as described under “— Historical Background,” have we made any public takeover offers in respect of other companies’ shares since that date.

BUSINESS OVERVIEW
      We provide services primarily in the following areas:

•	Traditional advertising services. We provide traditional advertising services primarily through the Publicis, Saatchi & Saatchi and Leo Burnett networks. We also conduct our traditional advertising operations through smaller units, such as Fallon Worldwide and our 49% interest in Bartle Bogle Hegarty, a U.K.-based agency. We generated approximately 55% of our 2004 revenue through these activities.

•	Specialized agencies and marketing services. We provide specialized communications services, such as public relations, corporate and financial communications, healthcare communications, direct marketing, sales promotion, interactive communications and design (collectively referred to as “SAMS”) through subsidiaries including Publicis Healthcare Communications Group (Nelson, Medicus, Klemtner/ Saatchi & Saatchi Healthcare), ARC Worldwide, Publicis Dialog, Publicis Consultants and Manning Selvage & Lee. Some of these businesses generally act in conjunction with one of our advertising networks, while others operate independently. In 2004, approximately 22% of our revenue came from the provision of SAMS services.

•	Media Operations. We conduct media buying operations through ZenithOptimedia Group and Starcom MediaVest Group. Our media sales activities are conducted through Médias & Régies Europe. Approximately 23% of our 2004 revenue was generated by these operations.
Clients
      We provide advertising and communications services to national and multinational clients around the world. A relatively high proportion of our clients are local clients of our subsidiaries around the world, something that we believe is advantageous in that locally-managed clients are often more profitable than those managed on a regional or global basis. Locally-managed clients also tend to be focused on the discrete markets in which they operate and therefore diversify our exposure to fluctuations in general market conditions. Finally, locally-managed clients give us an opportunity to take advantage of, and add to, our intimate knowledge of national and local cultures and business environments and to raise our profile in local markets. No one client accounted for more than 10% of our total revenue in 2004.
      The following chart lists our largest clients in 2004:

Publicis
Allied Domecq Coca-Cola Deutsche Telekom Hewlett-Packard L’Oréal Nestlé Procter & Gamble	Renault Sanofi-Aventis Sprint Telefónica UBS Zurich Financial

Saatchi & Saatchi
BristolMyersSquibb Carlsberg International Deutsche Telekom Diageo/ GuinnessUDV Fromageries Bel General Mills Novartis	Procter & Gamble Toyota/Lexus Visa Europe

Leo Burnett
Allstate ConAgra Fiat Hallmark Kellogg/ Keebler McDonald’s Nintendo	Philip Morris Procter & Gamble U.S. Army Visa International Walt Disney General Motors

ZenithOptimedia
Allied Domecq Astra Zeneca British Airways Hewlett-Packard Kingfisher L’Oréal Nestlé	Sanofi-Aventis Toyota Verizon

Starcom MediaVest
Allstate Coca-Cola General Motors Kellogg/ Keebler Mars Miller Beer Morgan Stanley	Philip Morris Procter & Gamble Sara Lee Sun Microsystems U.S. Army Walt Disney
Strategy
      With our acquisition of Saatchi & Saatchi in 2000, and our acquisition of Bcom3 and formation of a partnership with Dentsu in 2002, we became a world leader in the advertising and communications industry in terms of geographical presence, array of services and flexibility. Now that we are in the top tier of advertising and communications groups worldwide, our overall priority is to take advantage of the synergies created by our acquisitions by increasing on a country-by-country basis the scope of services we provide to clients, particularly services for which demand is growing rapidly. We also intend to continue pursuing our strategy of making selected acquisitions to round out our geographical presence and service offerings. The main components of our strategy are to:

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
      We rank among the top advertising and communications firms in most of the major countries in which we operate, and we believe this gives us a visibility that is useful in the competition for new clients. In some countries, however, we have only limited operations, and acquisitions may be required in order for us to reach a position of market leadership. In addition, we believe that our extensive international experience gives us a competitive advantage in pursuing opportunities for growth in emerging economies. For these reasons, we intend to seek acquisition candidates in selected markets around the world in order to expand into promising new markets and, where necessary, to enhance our competitive positions.
Financial Targets
      We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of the companies we acquired, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goal is to achieve a 17% operating margin by the 2008 fiscal year (defining “operating margin” as operating income before amortization of acquisition-related intangibles divided by revenue, in each case as determined under currently applicable French GAAP).
Markets
      We conduct operations in 104 countries and 196 cities around the world. Our primary markets are Europe and the U.S. Below, we show the contribution of selected geographical markets to our revenue for the years ended December 31, 2004, 2003 and 2002 (in millions of euros):

Year	Europe	North America	Rest of the World	Total

2004	1,579	1,633	613	3,825
2003	1,543	1,737	583	3,863
2002	1,243	1,295	388	2,926
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

Business Structure
      Our primary networks — Publicis, Saatchi & Saatchi and Leo Burnett Worldwide — primarily provide traditional advertising services, but each has some SAMS operations as well. We are continuing to develop other networks as well, including Bartle Bogle Hegarty (in which we have a 49% interest) and Fallon Worldwide.

•	Publicis. This network is comprised of Publicis advertising agencies in 83 countries around the world, including Europe, the U.S. (where its agencies include Publicis & Hal Riney, Burrell Communications and Bromley Communications), the Middle East, South Africa, the Asia/Pacific region, Latin America and Canada. Its SAMS operations include Media System, a provider of human resources communications operating in France, Publicis Dialog, a marketing services and interactive communications unit with operations in 36 countries.

•	Saatchi & Saatchi. This network consists principally of Saatchi & Saatchi agencies in 80 countries around the world. It also includes The Facilities Group, a U.K. firm that provides a range of technical and creative services in the areas of design, artwork, print and audiovisual production, and Saatchi & Saatchi X, a worldwide marketing services network organization based in the U.S.

•	Leo Burnett. Headquartered in Chicago, the Leo Burnett network operates full service advertising agencies in 83 countries around the world. It also operates a number of SAMS units that focus primarily on direct, database and interactive marketing and sales promotion under the ARC Worldwide banner in 37 countries.

•	Fallon Worldwide. The principal offices of this network are located in Minneapolis, New York City, London, Sao Paulo, Singapore and Hong Kong.

•	Bartle Bogle Hegarty. This U.K.-based network, in which we have a 49% interest, has offices in London, Singapore, Tokyo, New York and Sao Paulo.

•	Others. Other units in this category include the Kaplan Thaler Group, a New York-based agency, and Japan’s Beacon Communications.
SAMS

Services
      The full range of specialized communications services we offer complements our traditional advertising activities. Services provided by our SAMS operations include:

•	Direct marketing/customer relationship management. Customer relationship management (or “CRM”) focuses on building clients’ relationships with individual customers through the use of direct marketing techniques and other means (as opposed to traditional advertising services, which target groups of consumers or the public at large). Through our CRM operations, we assist clients in creating programs to reach individual customers and enhance brand loyalty. In addition, we provide the appropriate tools and database support to maximize the efficiency of those programs.

•	Sales promotion. Our sales promotion operations seek to increase sales and awareness of clients’ products and consumer loyalty through point-of-sale promotions, coupon programs and similar means.

•	Specialized advertising services. Our specialized agencies provide services that are generally similar to those offered by our traditional agencies. Unlike traditional agencies, however, our specialized operations focus on particular areas of advertising that have distinct characteristics and require special knowledge and experience. We provide specialized services primarily in the following areas:

•	Healthcare communications. We have a network of agencies that work exclusively with clients in the healthcare industry to reach consumers and doctors and other medical professionals through advertising campaigns, medical conferences and symposia and other means. These agencies also provide marketing services such as public relations, consulting and sales personnel recruitment and training.

•	Human resources communications. Through our human resources operations, we create employee recruitment-related advertising, including classified advertising and campaigns to improve a client’s overall image with prospective applicants, for companies seeking job applicants and recruiting firms. We also assist clients in developing internal communications programs.

•	Multicultural communications. Some of our agencies have developed expertise in creating advertising and communications services aimed at specific ethnic groups, particularly African-Americans and Hispanics in the U.S.

•	Corporate and financial communications. We provide corporate and financial communications services designed to help clients deliver their message to investors and the public and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

•	Public relations. Our public relations services are designed to assist clients with the management of their ongoing relations with the press and the public. These services include: (i) strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors, (ii) product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers, and (iii) media relations services, which help clients enhance their brand recognition and image.

•	Design. Our design services are intended to enhance the visual symbols that affect a client’s image and to ensure that the design and packaging of products are consistent with the means used to market them.

•	Interactive communications. Our interactive communications services consist primarily of website and intranet design, Internet-related direct marketing and related services and banner advertisement design.

Business Structure
      We provide SAMS services both through our traditional advertising networks and through independent operations. Our SAMS business units include the following:

•	Direct marketing CRM/sales promotion/digital communications. Our CRM, sales promotion and related operations include ARC Worldwide and Publicis Dialog.

•	Specialized advertising services. Our healthcare operations are carried out through the Publicis Healthcare Communications Group. Other specialized agencies include Burrell Communications and Vigilante, Lápiz and Bromley Communications in multicultural communications and Media System in human resources communications.

•	Corporate and financial communications and public relations. We provide these services primarily through Publicis Consultants, a specialized agency focusing upon corporate communications, financial communications, public relations and design, and Manning Selvage & Lee, a public relations agency. Publicis Consultants has offices in the U.S. (where its operations include Winner & Associates), as well as France and elsewhere in Europe. Manning Selvage & Lee has its headquarters in New York and offices in countries around the world. Both units are now part of a management board called PRCC, Public Relations and Corporate Communications Group.

•	Other. Our SAMS units in other categories include Capps Digital or Mundocom in pre-press and Market Forward in digital asset management.
Media Operations

Services

•	Media buying and media planning. Our media buying services are often, though not always, provided in conjunction with other advertising services. Through our media buying operations, we analyze various media outlets, including television, print, radio, Internet and outdoor venues, and demographic and ratings information. In light of this analysis, we help plan the most effective means of pursuing an advertising or communications strategy. We then book the media space necessary to implement the strategy, using our experience and buying power to obtain favorable rates for our clients.

•	Media sales. Our media sales operations sell advertising space in outdoor media, print, radio and movie theaters to advertising and media buying firms on behalf of media companies. In some instances, they sell space to advertising and media buying operations that are part of our group. They do so, however, on an arm’s-length basis, dealing with those businesses on the same terms as other customers.

Business Structure

•	Media buying and media planning. Our media buying operations consist primarily of ZenithOptimedia Group and Starcom MediaVest Group. ZenithOptimedia conducts media services operations in 53 countries around the world. It has a strong presence in the U.K., the U.S., Germany, France and Spain. Starcom MediaVest conducts media services operations in 71 countries around the world, with a particularly strong presence in the U.S.

•	Media Sales. We conduct media sales activities through Médias & Régies Europe through subsidiaries including Métrobus and Régie 1 (France), Publisistemas (Spain) and Médiavision (France and international).
Research Programs
      We have developed a number of programs designed to enhance the effectiveness of our communications services by providing anthropological, psychological and cultural insights into the behavior and attitudes of consumers and other target audiences. These programs include the following:

•	Context Analysis. A media-screening tool used by Publicis network agencies in the network involved in strategic planning. Context Analysis uses sociological methods to track new trends and analyze the way the media covers them.

•	Holistic Difference. Holistic Difference, developed by the Publicis network, is a continuous research cycle of consumer insight into the brand the connections that communications can make between the brand and the consumer and the effect these have on the business results.

•	The Ideas Brief. A system developed by Saatchi & Saatchi to help an agency identify ideas for transforming a client’s business, brand and reputation. The system has three parts: the “Equity Onion,” which is used to identify a brand’s core value of essence, the “Brand Axle,” used to identify the extent to which a brand associated with one product can be successfully used to market other products and the “Brand Temple” for multi-product companies that use several sub-brands.

•	The Ideas Toolkit. A Saatchi & Saatchi program that facilitates the monitoring of the effectiveness of a communications program using anthropological and psychological methods.

•	The Lovemaker. A joint venture with QiQ. A unique approach using quantitative research with an intense qualitative element to determine the degree to which a brand is a lovemark and benchmarks it against other brands either in the category or in the broader market.

•	The Lovemarks Hothouse. A joint venture with On Your Feet. A practical, non-theoretical workshop which taps into the emotional and experiential potential of the brand the organization behind it. It is intended to make lovemarks theory and strategy actionable.

•	The Brand Belief System. A tool used in the Leo Burnett network to analyze and develop the customer loyalty effects of a communication strategy.

•	Zoom. Zoom (Zenith Optimisation of Media) is a series of tools used, among other things, to model the effectiveness of proposed advertising campaigns, evaluate media outlets and media-use strategies and track audience responses to major events.

•	Tardiis. Tardiis is a state of the art TV optimizer exclusively developed for Starcom MediaVest Group (“SMG”). It harnesses the power of viewing at the program level to provide optimized schedules for individual brands, as well as allocating programs across multiple products and demos for multi-brand clients. Using Tardiis, SMG clients have saved an average of 15% of their TV spend.

•	InnoVestSM. A proprietary system for accelerating and deepening the acceptance of new products and services based on the sociological phenomenon known as “Diffusion of Innovation.”

•	Media PathwaysSM. A unique qualitative and quantitative research procedure for understanding the link between media, lifestyle and category usage among a brand’s marketing target. Media Pathways provides a method for obtaining ideas for new communication options as well as more effective ways to use existing options.

•	Media Scopes. Project-based tools to address tactical media issues including:

•	TargetScope — Surveys of key demographic groups to identify media opportunities, e.g., Kidscope, an online research tool that talks to kids all over the world about attitudes, motivations and communication vehicles.

•	Event Tracker — A series of studies to evaluate the effectiveness of advertiser participation in major global/local TV events such as the Olympics and the Academy Awards.

•	IP Tracker — an online tracking tool which collects data on awareness and use of web sites as well as deep dives into areas which enable development and evaluation of the most effective on line/off line communication programs.

•	BattleField. This tool provides strategic insights into category and brand dynamics by comparing brand(s) against competition in terms of share, volume and value, pricing, adspend, share of voice and tracking/recall scores. Battlefield Modeling hones in on the impact that advertising has on brand sales.

•	Brand Contact Audit (BCA) and Consumer Contact Audit (CCA). These are disciplined and objective assessments based on all traditional and non-traditional contact points to help identify optimal targeting opportunities.

•	Wear-out. Wear-out is a proven media-based assessment of actual wearout factors that allows us to understand and quantify the decay in effectiveness of television and radio commercials over time.

•	Budget Allocation Time (“BAT”). BAT is SMG’s scheduling tool that allows planners to optimize the impact of schedules based on media costs, sales patterns and the brand’s advertising responsiveness.

•	The Brand Librarytm. This is a worldwide, econometric database of advertising’s impact on sales.

•	Brand Impactor. Brand Impactor runs off data from the Brand Librarytm to allow our planners to predict key advertising factors, of speed, frequency, and strength.

•	Market Contact Audit. Through a worldwide license agreement with Integration, the independent consulting firm that developed MCA, SMG delivers an assessment of impact/potential of alternate contact points with brand target, common currency to compare effectiveness of contact options, prioritization of most influential contact options and efficiency assessment for contacts by linking effectiveness with cost data.

•	Passion Groupstm. A quantitative and qualitative means of creating targets based, not on age and gender, but on the consumer’s interest and participation in activities from the job to having fun, as well as mindsets and lifestyles.
Competition
      Our principal competitors include major international advertising and communications groups, such as Omnicom Group, Inc., the Interpublic Group, WPP Group plc and Havas, independent local advertising agencies in markets around the world and SAMS businesses that focus on specialized areas of communications services.
      Advertising and communications markets are generally highly competitive, and we continuously compete with national and international agencies for business. Competition may increase in the near future as a result of multinational clients’ increasing consolidation of their advertising accounts with a very limited number of firms.

Governmental Regulation
      Our business is subject to government regulation in France, the U.S. and elsewhere. As the owner of advertising agencies operating in the U.S. which create and place print, television, radio and Internet advertisements, we are subject to the U.S. Federal Trade Commission Act. This statute regulates advertising in all media and requires advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. In the event that any advertising we create is found to be false, deceptive or misleading, the U.S. Federal Trade Commission Act could potentially subject us to liability.
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
      Governmental authorities in a variety of countries have proposed and enacted limitations on the collection and use of information regarding Internet users. In addition to government activity, a number of industry and privacy advocacy groups from time to time consider various new, additional or different self-regulatory standards. Because our marketing services activities rely on the collection and use of client data, new regulations or standards imposed in this area could have an adverse impact on our operations.
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
Organizational Structure
      We conduct our operations through approximately 950 direct and indirect subsidiaries. Information concerning our consolidated subsidiaries is provided in note 30 to our consolidated financial statements.
Property, Plants and Equipment
      We conduct operations in 196 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2004, we owned real property assets with a net book value of € 45 million. Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysées in Paris. We use approximately 12,000 square meters of office space in the building for advertising and communications activities and approximately 1,500 square meters of commercial property are occupied by the Publicis Drugstore and two public cinemas.

      We own four floors of the building occupied by Leo Burnett at 15 rue du Dôme in Boulogne, a suburb of Paris. We also have a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, we also own a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space which is for the most part occupied by us.
      Outside of France, we also own buildings in Brussels, Amsterdam, Lisbon, Lima and Seoul, comprising a total of 14,000 square meters, all in city center locations.
      We have significant information systems equipment dedicated to the creation and production of advertising, management of media buying and administrative functions.
      The net book value of assets under capital leases in the consolidated balance sheet is € 98 million at December 31, 2004. The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract is in respect of assets with a value of € 91 million depreciable over 40 years and has been valued by an independent expert. The office building is located at 35 West Wacker Drive in Chicago, Illinois (United States).

Item 5.	Operating and Financial Review and Prospects
      The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. See note 31 to our consolidated financial statements for (i) a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of our consolidated net income and consolidated shareholders’ equity as calculated under French GAAP. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under “Key Information — Risk Factors.”
OVERVIEW AND OUTLOOK FOR 2005
      Our company grew dramatically in the 2001-2004 period, becoming one of the four largest advertising and communications groups in the world. This growth resulted primarily from acquisitions. Although market conditions were generally weak over much of the period, improvement in the performance of our existing businesses made some contribution to our growth as well.
      We believe our prospects for 2005 are favorable, with positive trends in advertising firms across all geographical regions, even without exceptional events such as the Olympic Games or the European Football Championship. Considering the scale of new business booked in 2004 and early 2005, we expect to once again be able to outpace the market and post strong organic growth. We believe our operating margin should increase due to restructuring initiatives taken in 2004 as well as rationalization projects now under way. We will also be continuing efforts to improve management of working capital and cash to reduce debt and earn a rating that places us among the industry’s best performers in this area too.
      In geographical terms, we expect North America, the Asia/ Pacific region and Latin America to post consistently good growth, whereas Europe is expected to lag, in particular due to tougher economic conditions in France, Germany and northern Europe.
      The significant accounts we won in 2004 include the following:
      Publicis. Globally, Publicis won new accounts with Sanofi-Aventis (with several Groupe entities), and Zurich Financial. Within the U.S., new clients included 24-Hour Fitness, Beringer Blass Wine Estates, GSK/ Oskal, L’Oréal/ SoftSheen-Carson, Nestlé/ Hot Pockets, Sprint/ Local Consumer Solutions Division and

Whirlpool/ Gladiator GarageWorks. In Europe, Publicis conducted new business with Bundesversicherungsanstalt (Germany); Renault and Agencia Tributaria (Spain); the Ministry of Health, Lee Cooper, Coeur de Lion and Fidelity Investments (France); UDC, Region of Calabria, Ministry of Education, Ministry of Public Works, Manetti & Roberts beauty products and Nestlé/ Buitoni (Italy); Fortis Bank (Belgium); Paddy Power and Powergen (U.K.). Finally, in the Asia/ Pacific region, Publicis won new accounts with L’Oréal/ MiniNurse (China); Purefoods (Philippines); Jetstar and Gulf Air (Australia); Excelcomindo (Indonesia); Renault Samsung Motors (extension); Korea Telecom, S Oil, Daewoo Consumer Electronics and Hyundai Card ‘S’ (Korea); and Shu Uemura (Japan).
      Leo Burnett. Within the U.S., new accounts included ConAgra/ Life Choice and Pam Cooking Spray, PetsMart and Simmons. In Europe, Leo Burnett conducted new business with Fissler (Germany); Loterias del Estado and the Red Cross (Spain); Grana Padano (Italy); Caixa de Credito Agricola and Sogrape wines (Portugal); Meat and Livestock Commission, Norwich Union and Scottish Widows (U.K.); l Swisscanto pension funds (Switzerland); and Unibanka (Slovakia). In the Asia/ Pacific region, Leo Burnett won new accounts with McDonald’s (Australia); GM/ Cadillac (China); and McDonald’s (Thailand and India). In Latin America, Leo Burnett worked with Supermercados Norte (Argentina); Swatch (Brazil); EASY DIY stores (Chile); and Mexicana de Aviacion, Bacardi and Aeromexico (Mexico). In the rest of the world, new accounts included Telenor (Pakistan) and Ibrahim Ulagay pharmaceuticals (Turkey).
      Saatchi & Saatchi. Globally, new accounts included Lego/ Duplo and Clikits Universe, Novartis/ Theraflu, Triaminic, Voltaren and Otrivin, P&G/ Prilosec (project). Within the U.S., new accounts included Air Tahiti Nui, MovieLink, Olympic Paint and Yoplait (extension). In Europe, Saatchi & Saatchi conducted new business with Toyota/ Lexus (extension) and Sagatiba Rum (Europe); Suez (corporate) and Axa (credit) (France); Friesland Hellas/ NoyNoy Yoghurts (extension) and OTE (telecom operator) (Greece); ENEL/ Terna (extension — Italy); Snipp Juices (Czech Republic); Visa (extension), P&G/ Olay Daily Facials, Saga Services automobile insurance and WRAP (Water and Resources Action Programme) (U.K.); and FöreningsSparbanken (Sweden). In the Asia/ Pacific region, Saatchi & Saatchi’s new business included Pacific Brands and Emirates Airline (Australasia); Lion Nathan/ Tooheys New (extension) and Sydney Morning Herald (Australia); Snowflake Beer (China); Reliance Infocom (India); and DB breweries (New Zealand). Finally, in the rest of the world, new accounts included Ritz-Carlton Hotels (North America, Caribbean and Mexico); Embratel Telecom (Brazil); and Qatar Airlines (Qatar).
      Other advertising networks and agencies. Fallon Worldwide’s new accounts included ConAgra Snack Foods, Starz Encore and United TED (U.S.); ConAgra and Volkswagen/ Golf (Japan); and BT Broadband, EMAP Magazine, Holsten Pils, Jacobs Creek Wines and OMSCO (U.K.). The Kaplan Thaler Group (U.S.)’s new accounts included Eight O’Clock Coffee, Foxwood Resort Casino and U.S. Bank. MS&L won new accounts with Equifax and Sanofi-Aventis (extension) (U.S.); and P&G (extension — U.K.). Bromley Communications (U.S.) won new accounts with San Antonio Convention and Visitors Bureau and Circuit City. Conill Advertising (U.S.) conducted new business with T-Mobile. Finally, Beacon Communications (Japan) conducted new business with McDonald’s (jointly with Dentsu), Toys ‘R’ Us, Skymark Airlines, and Diageo Spirits.
      Starcom MediaVest Group (media buying and consultancy). In the U.S., Starcom won new accounts with Applebee’s Restaurants, Caterpillar, Finnish Line, General Motors (out-of-home), Heineken/ Dos Equis, Heinz Frozen Foods, Lego, Mars/ Masterfoods, Oracle, Procter & Gamble (media-planning) and Chuck E. Cheese restaurants. Within Europe, new accounts included Interbrew/ Beck’s (Italy, Netherlands, Czech Republic and Ukraine); Kraft Foods (U.K. and Sweden + extension in the U.S.); Versatel (Germany); Kraft Foods, State Lottery, Sunny Delight and Treasury (Spain); Capital One, Levi’s and Sacla (Italy); U.S. Pharmacia (Poland); Vattenfall (electricity) and Lindex (Sweden); Raiffeisen Bank (Czech Republic); and Barclay’s/ First Plus, Harvey’s and Pizza Hut (U.K.). In the rest of the world, Starcom conducted new business with Diageo/ Johnnie Walker Black Label (Asia); General Mills (China); Coca-Cola (Hong Kong); and Coca-Cola (Peru).
      ZenithOptimedia (media buying and consultancy). Globally, ZenithOptimedia won a new account with Nestlé. In the U.S., new accounts included Ferrero and WildBlue. Within Europe, ZenithOptimedia

conducted new business with AMB Generali Holding, Frosta and Nordsee (Germany); Telenet (Belgium); Bolton (Italy); Heineken, Grupo SOS Cuetara, Honda, Multiopticas and Sygma bank (Spain); Cinna, Intermarché, Karavel/ Promovacances, Ligne Roset, Ile de France region and Siemens Corporate (France); and Associated British Foods, O2, Transitions Optical and Wella (U.K.). Finally, in the Asia/ Pacific region, new accounts included News Corporation and Jetstar (Australia); SmarTone (Hong Kong); Nokia (India); and Taiwan Telecom Group.
      Specialized agencies. Arc North America (U.S.) won new accounts with Buena Vista Datacasting/ Movie Beam, California State, Capital One, Häagen Dazs, P&G/ Always, Whisper, PUR, Respiratory brands and other products, and Zale’s. Publicis Healthcare Communications Group won new accounts with BMS/ SRC Kinese and Galderma International/ Clobex (worldwide); Yamanouchi (project — Europe); Eli Lilly and Novartis/ Prexige (Germany); Abbott/ Humira, AstraZeneca/ Symbicort, Avapro/ Avalide, Bayer/ Pravachol, Berlex/ Bonefos, Bristol-Myers Squibb+Sanofi-Synthélabo/ Plavix, NitroMed/ BiDil, Roche+GsK/ Boniva, Sanofi-Synthélabo/ Eloxatin, Hyalgan and Uroxatral, Schering-Plough+GsK/ Levitra (U.S.); several brands for Boots Healthcare International, Crookes Healthcare OTC products and Lundbeck/ Cipralex (U.K.).
      The most important accounts lost during the year were:

•	Toys ‘R’ Us, Lexmark, Earthlink and Subway (U.S.) in advertising; and

•	Miramax and Paramount Pictures (U.S.) and SC Johnson (Europe) in media consultancy and media buying.
      In addition, we have won a number of new accounts since the beginning of 2005, including media-buying for General Motors in the U.S. and JPMorgan Chase globally, advertising for Revlon and American Express Financial Services in the U.S. and for Schering-Plough globally. We expect that these new contracts will help to largely offset accounts lost in 2004.
Other Factors
      Among the factors that could cause our results of operations to differ materially from our expectations are those described under “Key Information — Risk Factors.”
BASIS OF PRESENTATION
      Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with French GAAP. The reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of our consolidated financial statements. We base our estimates on our experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of our assets and liabilities. Actual results may differ significantly from these estimates.
      When comparing our performance between years, we discuss non-GAAP financial measures relating to the impact that foreign currency rate changes, acquisitions/ dispositions and organic growth have on reported revenue. For example, we determine organic revenue growth by adjusting reported revenue of the prior year:

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
Critical Accounting Policies
      Our consolidated financial statements are prepared in accordance with French GAAP, which requires the use of estimates and assumptions. We believe that, of our significant accounting policies (which are summarized in note 1 to our consolidated financial statements), the following involve the greatest degree of judgment and complexity, and are therefore most likely to affect our consolidated net income materially if various assumptions were changed significantly. For a discussion of certain similar accounting policies under U.S. GAAP, see “— Critical Accounting Policies under U.S. GAAP.”

Allowance for Doubtful Accounts
      Accounts receivable is presented net of our allowance for doubtful accounts. An allowance for doubtful accounts is recognized for accounts receivable for which there is a collection risk. The allowance is assessed based on past experience, reviews of ageing and analysis of specific accounts.

Property and Equipment, Goodwill and Intangible Assets
      We amortize property and equipment, goodwill and intangible assets over their useful lives. Useful lives are based on our estimate of the period that the assets will generate revenue. Assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

Revenue Recognition
      Substantially all of our revenue is derived from commissions and fees for advertising and communications services. A written agreement with clients (e.g., purchase order, letter, contract) indicating the nature and the amount of the work to be performed is a prerequisite for any recognition of revenue. For commission based customer arrangements, including advertising creation and media space buying services, revenue is recognized at the date of broadcast or publication. For sales of technical advertising (e.g., radio, television, movies, brochures, mailings, studies), revenue is recognized following final client acceptance of the delivered product. For fees (e.g., project based arrangements, fixed-fee contracts, time-based arrangements), revenue is recognized when the service is rendered, based on the percentage of completion method. Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon our performance for the client measured against specified qualitative and quantitative objectives. We recognize the incentive portion of the revenue under these arrangements when the client achieves the relevant goals, the bonus is no longer contingent or refundable under the contractual arrangement with the client and when collectibility is assured.

Scope of Consolidation
      Except where otherwise indicated, information regarding operations acquired in the 2002-2004 period is included in our consolidated financial statements only from the date of acquisition. For example, we include only three months (plus five days) of results for Bcom3 in our 2002 consolidated financial statements because we acquired it at the end of September 2002. We have not disposed of any material operations since the beginning of 2002.
CONSOLIDATED OPERATIONS — 2004 COMPARED TO 2003
Our Company as a Whole
     Revenue

Total

(€ millions)
2003 (as published)	3,863
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	(183)
Other changes in scope of consolidation	(1)
2003 Revenue at comparable exchange rates and scope of consolidation	3,679
Organic growth(1)	146
2004	3,825

(1)	In percentage terms, organic growth was 4%, or € 146 million divided by 2003 revenue at comparable exchange rates and scope of consolidation of € 3,679 million.
      Consolidated revenue of Publicis to December 31, 2004 came to € 3,825 million, edging down just 1% from € 3,863 million in 2003. This is principally due to the decline of the U.S. dollar against the euro, since revenue for the year showed an organic rise of 4%. The effect of changes in the scope of consolidation was limited.
      With the euro up sharply against the dollar, translation of dollars into euros accounted for € 156 million out of a total negative foreign-exchange impact of € 183 million altogether. The average euro value of the dollar was down 9% from 2003 to 2004. Other currencies had only a marginal impact on consolidated financial data. Importantly, the effects faded somewhat as of the second quarter.
      At constant exchange rates and scope of consolidation, revenue showed an organic rise of 4%. This overall figure reflected the combined effects of like-for-like rises that included 2% in Europe, 2.7% in North America, 10% in the Asia/ Pacific region, 15.9% in Latin America and 22.1% for the rest of the world (i.e., Africa and the Middle East).
     Expenses
      Total operating expenses were down 2.1% to € 3,118 million from € 3,186 million in 2003. As a percentage of revenue, expenses decreased from 82.4% in 2003 to 81.5% in 2004. Payroll expense amounted to € 2,197 million, or 57.4% of revenue, down a full percentage point from 58.3% in 2003. This is in large part attributable to the effects of restructuring in connection with the integration of Bcom3 and the establishment of shared resource centers. The decline is all the more significant as staff numbers were up by 907 at constant scope and structure. Other operating expense, amounting to € 921 million, represented a nearly constant 24% of revenue. Operating income before depreciation and amortization thus rose 4.4%, from € 677 million or 17.5% of revenue in 2003 to € 707 million or 18.5% in 2004.
     Depreciation and Amortization
      Depreciation and amortization for the year ended December 31, 2004 amounted to € 117 million or 3.1% of revenue, down from € 124 million in 2003.

     Operating Income
      For the reasons stated above, our operating income before depreciation and amortization rose 4.4% to € 707 million in 2004. Operating income before amortization and impairment of the value of acquisition-related intangibles rose 6.7% from € 553 million in 2003 to € 590 million, bringing a sharp rise of 110 basis points in operating margin (operating income before goodwill and amortization of acquisition-related intangibles/revenue), from 14.3% to 15.4%, beating the Publicis Groupe target.
      In 2004 Publicis Groupe recognized impairment of the value of acquisition-related intangibles in a total amount of € 123 million, much of this being for the value of Nelson Communications’ client portfolios and the Nelson brand, which have suffered steep declines since the acquisition of the company in 2000. The bulk of the remainder concerned the client portfolios of Frankel and, to a lesser extent, Fallon, both also acquired in 2000.
     Financial Income/ Expense
      Net interest and other financial items represented a charge of € 39 million, compared with € 60 million in 2003, a steep decline reflecting a number of changes and recent moves to simplify the balance sheet. Interest expense on Interpublic exchangeable bonds was eliminated as a result of the exercise of holders’ put options in March 2004. Results also reflect the impact over four months of the redemption of the bond component of bonds with attached equity warrants (OBSAs) and a significant contribution from Credit Linked Notes (“CLN”). These contributed to interest income from January to September and their sale at the end of September 2004 also had a positive effect, mainly through reversal of interest-income deferrals. Charges for other debt, primarily at fixed interest rates, showed no significant change.
     Exceptional Income/ Charge
      Exceptional items represented a net income of € 23 million in 2004, up from a charge of € 7 million in 2003. The 2004 income resulted from redemption of the bond component of bonds with attached equity warrants (OBSAs) and the sale of CLN in September 2004 led to recognition of a € 26 million capital gain in addition to an exceptional charge of € 3 million, mostly representing capital losses on other disposals.
     Income Tax
      We incurred income tax of € 134 million in 2004, down from € 172 million in 2003. The effective tax rate came to 33.8%, compared to 37.8% in 2003. This decrease is in large part attributable to the first benefits of measures taken to optimize Publicis Groupe’s tax position and simplify legal structures in the wake of the Bcom3 acquisition. Publicis Groupe also reversed deferred tax liabilities of € 130 million relating to the redemption of the bond component of bonds with attached equity warrants (“OBSAs”), reflecting the difference between the fair value and book value of these securities. This impact has not been included in the effective tax rate for the year ended December 31, 2004 (see notes 2.1 and 8 to our consolidated financial statements).
     Income from Companies Accounted for by the Equity Method
      There was no material change in our interest in the income of affiliates accounted for by the equity method (€ 6 million in 2004 compared to € 4 million in 2003).
     Goodwill Amortization
      Amortization of goodwill amounted to € 188 million in 2004, up from € 113 million in 2003. This increase included € 88 million in exceptional amortization relating to Triangle, Publicis Casadevall Pedreño, Publicis Peru and Winner & Associates, to mention only the most significant ones.

     Minority Interests
      Minority interests in income increased from € 24 million in 2003 to € 26 million in 2004, due primarily to the rise in earnings of agencies with minority shareholders outweighing the effects of the 2003 buyout of minority shareholders in ZenithOptimedia and Starcom Motive.
     Net Income and Earnings Per Share
      After amortization of goodwill, net income after minority interests came to € 210 million, a rise of 40% from € 150 million in 2003.
      Earnings per share before amortization of goodwill and impairment of acquisition-related intangible items and excluding exceptional items came to € 1.74, up 21% from € 1.44 in 2003, while earnings per share after these items came to € 1.15 after € 0.82 — a rise of 40% exactly matching that in total net income. Fully diluted earnings per share before amortization of goodwill and impairment of acquisition-related intangible items and excluding exceptional items rose 14% to € 1.40 while fully diluted earnings per share after these items was also up 29% at € 0.97.
By Geographical Area
     Europe
      Publicis. Publicis’ business in France suffered from the loss in 2003 of the Carrefour account, while new accounts had still to yield their full benefits. Revenue was also hit by the persistent difficulties of human-resource communications at Media System and the temporary negative effects of the merger between Publicis Etoile and Publicis Dialog. In the U.K., business was satisfactory, with the Allied Domecq account making a positive contribution. Performance in the “Northern Europe” region suffered from lackluster market conditions in Germany and the Netherlands, compounded by agency reorganization and management changes, as well as particularly testing conditions in Scandinavia during the first half. In the southern Europe region, Publicis Worldwide faced divergent trends: Italy got back onto an encouraging growth path, but the Spanish market, which had a very good year in 2003, suffered from the effects of the change of government on government advertising at the end of the year, and markets were down from the previous year in both Portugal and Greece.
      Leo Burnett. Leo Burnett continued to show a moderate overall decline, mainly because of the loss of the Philips account combined with cutbacks in Fiat’s advertising investment and delays in benefits from the merger with D’Arcy in countries including France and Italy. Conditions remained difficult in Northern Europe, particularly Norway, Denmark and the Netherlands, but Leo Burnett Germany posted a healthy rise in revenue.
      Saatchi & Saatchi. At Saatchi & Saatchi revenue returned to a steady path, with the new Europe-wide account for the Bel Group and a healthy inflow of new business from local clients contributing to improvement on key markets including France and Germany. The London agency continued to suffer from the loss of accounts in 2003 and internal reorganization, leading in particular to the appointment of a new CEO, Lee Daley. Agencies in Spain and Italy benefited from favorable market conditions and new accounts.
      Starcom MediaVest Group. Business was satisfactory on the whole, although not in France and Italy. Starcom MediaVest U.K. benefited from new accounts including Cadbury, Western Union, Sun Microsystems, Barclay Card, Oracle and Kraft, while the German agency put in a good performance backed by business with Cadillac and Procter & Gamble. Starcom MediaVest Russia continued to report strong growth.
      ZenithOptimedia Group. ZenithOptimedia Group also experienced strong growth in 2004. ZenithOptimedia U.K. was able to offset the loss of British Telecom and KFC accounts with the arrival of UIP, Procter & Gamble and, more recently, O2, combined with the increased media presence of some existing clients. In continental Europe, trends improved throughout the year, with revenue up sharply, particularly in France, Germany, Belgium and Spain, although conditions were difficult in Italy and the Netherlands.

      Médias & Régies Europe. Specializing in media sales and representation, Médias & Régies Europe clearly returned to growth in 2004 over the previous year, against a backdrop of economic firming. The strongest sectors were radio and outdoor advertising. Cinema advertising representation through Médiavision staged a spectacular recovery from the second quarter on. Sales for the press were also back on an upward track.
     North America
      Publicis. A decline in Canada’s business was temporary, being essentially attributable to a freeze on the advertising outlays of Quebec government agencies. This was later offset by a strong showing in new business, particularly in Toronto. In the U.S., Publicis USA posted an excellent performance driven by new accounts and a rise in business with existing clients and Bromley’s successes in Hispanic communications.
      Leo Burnett. Advertising revenue booked by Leo Burnett USA and Chemistri in the U.S. edged down as new accounts booked in 2004 (e.g., Petsmart, ConAgra) and longstanding ties to major clients failed to fully offset the loss of accounts including Delta Airlines, Gateway, Polaroid, Toys ‘R’ Us, and Starbuck’s in late 2003 and early 2004. Major management changes and reorganization at Leo Burnett USA should turn the trend around in 2005. Arc North America, the marketing services unit that results from the merger of Frankel, Arc, Semaphore Partners and iLeo, and is now part of the Leo Burnett network, posted a decline in revenue reflecting the continued revamp of its offering and organization.
      Saatchi & Saatchi. Revenue suffered from the loss of the Johnson & Johnson account at the end of 2003, which was not offset by any significant new business in 2004. Major reorganization of the New York agency under its new CEO Mary Baglivo should start to yield benefits in the course of 2005.
      Fallon USA. Fallon USA showed continued growth, driven by Virgin Mobile and increased spending from major traditional clients, cushioning the impact of the loss of Subway.
      Starcom MediaVest Group. Performance at Starcom MediaVest Group benefited from large accounts including Coca-Cola/ USA and Mars/ Masterfoods as well as the extensions of business with Procter & Gamble and brisk media business with large clients. The Diversified Services Division continued to post strong growth with sports marketing and event specialist Relay benefiting from increased business.
      ZenithOptimedia. Business in the U.S. and Canada was strong, reflecting accounts booked last year that include AstraZeneca, Toyota Scion, Abbott Laboratories, Sprint and Sanofi in the U.S., and Kia, Pfizer, Prizm, General Mills, Cadbury and Canada Post in Canada, as well as increased spending by some existing clients.
      Healthcare. Medicus USA made an excellent showing, expanding business with existing clients such as Sanofi-Synthélabo and AstraZeneca, at the same time posting particularly good results in Medical Education. Klemtner revenue picked up, in particular with Sanofi, Roche and Schering Plough accounts, but Nelson Lifebrands suffered continued declines as a result of accounts lost, reduced client spending, and reorganization of the agency.

Rest of the World
      Publicis. Publicis’ revenue in Latin America showed strong rises except in Brazil, where the main negative fact was the loss of the Carrefour account, while overall performance in Asia was satisfactory, although short of the mark in Malaysia and Thailand. Finally, revenue showed a healthy rise in the Middle East.
      Leo Burnett. Growth was strong in other parts of the world. Business in Latin America benefited from firm trends in Mexico, Colombia, Venezuela and Brazil, reflecting increased spending from certain international clients. In the Asia/ Pacific region, strong showings in China, India, Thailand and Malaysia, with a large number of new accounts booked, including Cadillac in China and McDonald’s in several countries, including Japan, more than offset difficulties encountered in Singapore and Australia. Revenue also showed a healthy rise in the Middle East, benefiting from growth in local accounts.

      Saatchi & Saatchi. Revenue rose steeply in both Latin America, where Brazil, Argentina and Puerto Rico were main contributors, and in the Asia/ Pacific region, particularly China, Southeast Asia and Australia, with the last benefiting from the new Westpac account.
      Starcom MediaVest Group. Business at Starcom MediaVest Group was also on a very favorable track in the Middle East and in Latin America, with business in Colombia and Venezuela driven by accounts with international clients, as well as in the Asia/ Pacific region, specifically China, India and Southeast Asia. However, business in Australia, continued to suffer from the loss of accounts with the Queensland Government and Woolworth’s in 2003.
      Healthcare. Business in the Asia/ Pacific region (Japan and Australia) continued to face stiff competition and revenue declined from 2003.
CONSOLIDATED OPERATIONS — 2003 COMPARED TO 2002
Our Company as a Whole

Revenue

Total

(€ millions)
2002 (as published)	2,926
2002 Pro-forma revenue including Bcom3 for the entire year	4,280
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	(491)
Changes in scope of consolidation	(1)

2002 Revenue at comparable exchange rates and scope of consolidation	3,788
Organic growth(1)	75
2003	3,863

(1)	In percentage terms, organic growth was 2%, or € 75 million divided by 2002 revenue at comparable exchange rates and scope of consolidation of € 3,788 million.
      Our revenue for 2003 came to € 3,863 million, an increase of 32.0% from the € 2,926 million generated in 2002. This increase was primarily due to the inclusion of a full year of results from Bcom3 (which was consolidated over one quarter and five days in 2002), partially offset by the negative effects of changes in exchange rates. The bulk (70%) of the exchange rate effect resulted from the rise of the euro against the dollar. Organic growth was 2%, reflecting stronger results, mostly in the second half of the year, in North America, the Asia/ Pacific region, Latin America, Africa and the Middle East. Growth in those areas more than offset continued contraction in Europe.
     Expenses
      Total operating expenses rose 33.1% to € 3.2 billion from € 2.4 billion in 2002. As a percentage of revenue, expenses rose from 81.8% in 2002 to 82.5% in 2003. This increase primarily reflected a rise in payroll expenses from 56.7% to 58.3%, which can be explained by (i) the fact that in 2002, Bcom3 was consolidated only for what is typically its most profitable quarter and therefore contributed to an improved personnel cost ratio and (ii) the addition of payroll expenses relating to temporary and free-lance employees (which had previously been classified as “other operating expenses”). The latter change also contributed to a reduction in other operating expenses, which fell from 25.1% of revenue to 24.1% of revenue in 2003, although the effect of cost savings from the continuing integration of Bcom3 played a larger role.

Depreciation and Amortization
      Depreciation and amortization on all assets other than goodwill rose from € 104 million in 2002 to € 124 million in 2003, as a result of the consolidation of Bcom3 for the full year.

Operating Income
      For the reasons stated above, our operating income before depreciation and amortization rose 27% to € 677 million in 2003. Operating income before amortization of acquisition-related intangibles rose from € 429 million to € 553 million and overall operating income increased from € 405 million to € 522 million. Operating margin, which we define as operating income before amortization of acquisition-related intangibles divided by revenue, fell slightly from 14.7% to 14.3%. This decline resulted from the fact that, in 2002, Bcom3 was consolidated only for what is typically its most profitable quarter.

Financial Income/ Expense
      We incurred net financial expense of € 60 million in 2003, up from € 28 million in 2002. This increase reflects primarily (i) an increase in indebtedness, (ii) the inclusion of interest payments on our ORANE bonds, which had previously been treated as dividend payments (see note 2.2 to our consolidated financial statements for a description of those bonds), and (iii) the full year effect of interest on discounted Bcom3 property lease provisions.

Exceptional Income/ Charge
      Exceptional items represented a net charge of € 7 million in 2003, up from a charge of € 3 million in 2002. The 2003 charge resulted from capital losses incurred in connection with asset sales (€ 2 million) and write-downs relating to discontinued operations (€ 5 million).

Income Tax
      We incurred income tax of € 172 million in 2003, up from € 132 million in 2002. The effective tax rate came to 37.8%, compared to 35.3% in 2002. This increase was caused by interest payments on our ORANE bonds as well as the fact that an increased proportion of our revenue was generated in countries with relatively high corporate taxes, in particular the U.S.

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

By Geographical Area

Europe
      In France, market conditions continued to be unfavorable throughout the year. Although group revenue rose, this was due primarily to the Bcom3 acquisition. Our existing operations reported negative revenue growth due to weak results from our advertising, media sales and marketing services operations.
      Revenue from the rest of Europe increased also as the result of the Bcom3 acquisition. As in France, revenue growth from existing operations was negative, due to challenging market conditions.
      The Publicis Worldwide network experienced difficulties early in the year in a number of countries, including Germany, Switzerland, Italy and Spain, but achieved significant improvements in those markets as the year progressed. Growth was satisfactory in the U.K. through-out the year. Poor economic conditions, however, led to negative revenue growth in the Netherlands and Scandinavia.
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
      Our media services operations reported mixed results, with positive showings in some countries, such as Spain, the U.K. and Russia, and declines in others, such as Germany and Italy.

North America
      In North America, our revenue was € 1,737 million, up 34.1% from € 1,295 million in 2002. This increase was caused primarily by the inclusion of a full year of results from Bcom3, although improving market conditions contributed as well.
      The Publicis Worldwide network’s operations benefited from the Hewlett-Packard/ Compaq account won in 2002 as well as from accounts (including Procter & Gamble and Heineken) transferred by D’Arcy, a network we dissolved during the year. These accounts more than made up for losses of accounts with Ciba Vision and TGI Friday.
      Leo Burnett suffered the full effect of the loss of the USPS account in 2002, as well as losses in 2003 of accounts with Delta Airlines and Polaroid. However, these losses were almost completely offset by increased spending from existing clients. Moreover, we expect that accounts with new clients, including Gateway Computers, ConAgra/ Healthy Choice, Wella and McDonald’s/ Big Mac, will offset the effect of accounts lost late in 2003, in particular Philips. Saatchi & Saatchi had positive growth in the region in 2003, mostly due to increased spending from major clients such as Toyota, General Mills and Procter & Gamble. Saatchi & Saatchi’s outlook for 2004, however, may be adversely affected by the loss of its U.S. account with Johnson & Johnson/ Tylenol, Pepcid, Saint Joseph Aspirin and Mylanta at the end of 2003.
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

Rest of World
      In the rest of the world, our revenue was € 583 million, up from € 388 million in 2002. Although this was primarily due to the Bcom3 acquisition, improving market conditions in a number of regions also had an impact.
      For Publicis Worldwide, revenue growth was strong across most of Latin America. The primary exception was Brazil, which suffered poor economic conditions throughout most of the year, though some improvement was evident in the fourth quarter. Growth in Australia/ Southeast Asia, Malaysia and Singapore more than offset disappointing performances in China, Thailand, Taiwan and Korea.
      Leo Burnett generated strong growth in a number of markets, especially in the Asia/ Pacific region (despite the continuing effects of its loss of the Woolworth’s account in Australia), the Middle East and Latin America (except Venezuela). Saatchi & Saatchi reported significant revenue growth, also due to improving conditions in Latin America and the Asia/ Pacific region.
      Our media services operations reported gains throughout Asia, but reported little growth in South America, despite the effects of the BellSouth contract.
LIQUIDITY
      We meet our need for liquidity primarily through a combination of cash generated from operations and bank loans.
      Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was € 770 million in 2004, up from 559 million in 2003. This increase reflected the restructuring charges relating to the integration of Bcom3 more than offset by a reduction of our working capital requirement resulting from our “focus on cash” program.
      Net cash flow from investing activities includes acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences in other investments and marketable securities. Net cash used in investing activities was a generation of € 255 million in 2004, as compared to the use of € 677 million in 2003. The improvement is largely attributable to the proceeds received in 2004 (€ 487 million) in connection with the sale of the CLN purchased in 2003 for € 380 million. In addition, cash used for acquisitions (net of cash from disposals) decreased from € 200 million in 2003 to € 124 million in 2004, primarily as a result of buyout payments.
      Net cash flow from financing activities includes dividends, changes in debt position and share repurchase programs. Net cash used in financing activities were € 927 million in 2004, compared to net cash provided by financing activities of € 450 million in 2003. Net cash used in 2004 resulted largely from the redemption of the bond components of the OBSA for an amount of € 558 million and from the IPG exchangeable bonds for an amount of € 193 million. In 2003, the net cash provided by financing activities was due to an increase in indebtedness.
      There are no significant legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances.
      Currently unused sources of liquidity include short-term bank facilities and a one billion five-year syndicated credit facility. We expect that we will be able to satisfy our cash requirements for the next 12 months from cash flow generated by operations and these sources of funds. With respect to acquisitions made in the ordinary course of our business, our general policy is to avoid dilution of existing shareholders by using cash or treasury shares to make acquisitions, although we may incur some additional indebtedness in connection with acquisitions.

CAPITAL RESOURCES AND INDEBTEDNESS
      As of December 31, 2004, we had total outstanding financial indebtedness of € 1,960 million (compared to € 3,188 million as of December 31, 2003). This indebtedness was comprised of the following: € 7 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 672 million in obligations under our 0.75% notes due 2008, € 29 million in bank loans, € 172 million of bank overdrafts, € 139 million in capitalized lease obligations and € 12 million in accrued interest. Net financial indebtedness was € 563 million, a figure calculated by subtracting from the total (i) € 202 million of the redemption premium noted above, (ii) € 67 million in marketable securities and (iv) € 1,128 million in cash and cash equivalents. See “Quantitative and Qualitative Disclosures About Market Risk” for a summary of the maturity, currency and interest rate structure of our indebtedness and for information concerning our use of financial instruments for hedging purposes.
      As described under “Information on the Company — Business Overview — Seasonality,” we often generate greater revenue in the second and fourth quarters of the year than we do in the first and third quarters. As a result, our financing needs are sometimes greater in the first and third quarters.
COMMITMENTS FOR CAPITAL EXPENDITURES
      As of December 31, 2004, we had no material commitments for capital expenditures other than those relating to earn-out provisions recorded in the balance sheet, pursuant to which we may be required to pay former owners of acquired companies a maximum of € 90 million. We intend to finance these expenditures through cash from operations and, if necessary, additional bank loans.
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
OFF-BALANCE SHEET COMMITMENTS
      Commitments presented below are gross amounts that have not been discounted to present value.

		Falling Due

		Less than	One to five	More than
Contractual Commitments	Total	one Year	Years	Five Years

	(Millions of euros)
Commitments given
Operating lease commitments	1,375	237	816	322
Commitments and options to purchase minority interests	79	37	40	2
Commitments to sell investments	8	8	—	—
Guarantees(1)	272	209	35	28
Total	1,734	491	891	352
Commitments and options to purchase minority interests
      Commitments and options to purchase minority interests have been estimated at the balance sheet date on the basis of contractual clauses and the latest available data. Commitments to purchase minority interests are monitored centrally and are valued on the basis of contractual clauses and projections in respect of the relevant data over the period of the contract.
Guarantees
      These principally comprise:

•	a guarantee given to a bank in an amount of 88 million euros, as owner of a 45% shareholding in a company called iSe (International Sports & Entertainment AG), which is committed to paying a total of 176 million euros in January 2005, for the acquisition of a license from FIFA;

•	guarantees given to various banks in an amount of 113 million euros in respect of future media space buying transactions on behalf of the Group’s clients; and

•	guarantees of payment of property taxes and charges relating to the Leo Burnett building in Chicago, for a total amount of 71 million euros over the period up to 2012.
      The maturity schedule in respect of financial indebtedness and finance lease indebtedness is set out in note 23 to our consolidated financial statements.

	Following Due

		Less than	One to five	More than
Other commercial Commitments	Total	one Year	Years	Five Years

	(Millions of euros)
Commitments received
Unutilized credit lines(1)	1,476	1,476		—
Commitments given
Other commercial commitments	—	—	—	—
Total	1,476	1,476	—	—

(1)	See “Liquidity Risk” in note 1.2 to our consolidated financial statements.
Commitments related to bonds and to ORANEs
Bond convertible into Interpublic Group (IPG) shares — 2% January 2007
      The terms of this bond provide, since June 30, 2003, the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (being a conversion price of 36.74 USD), on the basis of 244.3 shares per bond.
      However, following the exercise of the “put option” in February 2004, only 750 convertible bonds remain in circulation at December 31, 2004. Publicis could thus be required, in case of a request for exchange, to deliver a maximum of 183,223 Interpublic Group shares in redemption of the bond.
OCEANE 2018 — 2.75% actuarial January 2018
      With respect to the OCEANEs, bondholders may request that bonds be converted, at the rate of one share for each bond (which bonds had a unit value of 39.15 euros on issue), at any time after January 18, 2002 until the seventh business day before the maturity date (January 2018). Publicis therefore has a commitment to deliver, if requests for conversion are made, 17,624,521 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.
      In addition, the bondholders have the possibility of requesting early redemption in cash, of all or part of the bonds they own, on January 18 in 2006, 2010, and 2014. The early redemption price is calculated in such a way as to provide a gross annual actuarial yield on the bond of 2.75% at the date of redemption.

OCEANE 2008 — 0.75% July 2008
      With respect to the OCEANEs, the bondholders may request that bonds be converted, at the rate of one share for each bond (with a value of 29 euros on issue), at any time after August 26, 2003 until the seventh business day before the maturity date (July 2008). Publicis therefore has a commitment to deliver 23,172,413 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.
ORANEs — Bonds redeemable in new or existing shares — September 2022
      Each ORANE gives a right to receive 18 new or existing Publicis shares, at the rate of one bond per year, over the period from September 1, 2005 until the twentieth anniversary of issuance of the bond (2022). Publicis therefore has the obligation to deliver 1,562,500 shares each year from 2005 to 2022, being a total of 28,125,000 shares, which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.
Equity warrants
      The exercise of the equity warrants, which could occur at any time between September 24, 2013 and September 24, 2022 — would lead to an increase in Publicis’ capital stock. At a maximum, Publicis is committed to issuing (in the case where all equity warrants were to be exercised) 28,125,000 shares with a par value of 0.40 euros and a premium of 30.1 euros.
      It should be noted that at December 31, 2004 no material commitment such as a pledge, a guarantee or a mortgage or other security over assets, nor any other material off-balance sheet commitment as defined by current accounting standards, exists.
CONTRACTUAL OBLIGATIONS
      The following table summarizes our estimates of amounts due pursuant to contractual obligations to which we were subject as of December 31, 2004.

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In millions of euros)
Long-Term Debt Obligations(1)	1,821	220	0	672	929
Capital (Finance) Lease Obligations	139	0	0	0	139
Operating Lease Obligations	1,375	237	435	381	322
Purchase Obligations(2)	79	37	25	15	2
Other Long-Term Liabilities Reflected on the Balance Sheet under French GAAP(3)	90	16	35	8	31
Total	3,504	510	495	1,076	1,423

(1)	Long-term debt obligations were comprised of the following: € 7 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 672 million in obligations under our 0.75% notes due 2008, € 29 million in bank loans, € 172 million of bank overdrafts and € 12 million in accrued interest. Excluding bank overdrafts, most of our debt consists of bonds which do not include specific covenants, but only standard credit default event clauses triggered by liquidation, bankruptcy, or default (either on the debt itself or on other indebtedness if the amount defaulted on exceeds a specified threshold). Early redemption options relate to OCEANE 2018 and are exercisable by bondholders only in 2006, 2010 and 2014, except in the case of our 2.0% notes due 2007, which were classified as short-term debt as of December 31, 2003. In February

2004, the vast majority of the holders of these bonds exercised their right to early redemption effective as of March 1, 2004 for an aggregate amount of € 193 million.

(2)	Purchase obligations relate to standard put options to repurchase minority interests, the value of which has been estimated on the basis of contractual clauses as of the latest available date.

(3)	Other long term liabilities reflected on the balance sheet under French GAAP relate to earn-out provisions (see “— Commitments for Capital Expenditures”).

MOVE TO IFRS ACCOUNTING STANDARDS
      The consolidated accounts of Publicis, as required by European law, must be presented in accordance with International Financial and Reporting Standards (“IFRS”) as from January 1, 2005, with comparative information shown for 2004. With the final adoption in April 2005 of new SEC regulations regarding the periods to be presented under a comprehensive set of GAAP which allow foreign private issuers such as our company to include only two years of audited consolidated financial statements for their first year of reporting under IFRS, we intend to select January 1, 2004 as our transition date to IFRS and will therefore present restated 2004 and 2005 IFRS consolidated financial statements in our Form 20-F for the period ending December 31, 2005 and continue to report under French GAAP as primary GAAP for 2004. As from January 2004, under the guidance of Group financial management, Publicis created IFRS impact task forces, whose objective was to identify the principal accounting differences and to prepare the opening balance sheet at January 1, 2004, in accordance with the rules applicable in 2005. The amounts of the principal adjustments to the opening consolidated IFRS balance sheet, at January 1, 2004, and on the consolidated financial statements for the year ended December 31, 2004, have been calculated; however the process of exhaustively identifying all differences with current standards is currently being finalized. The opening consolidated IFRS balance sheet, and a pro-forma consolidated income statement and balance sheet for 2004 prepared under IFRS standards, will be published, at the latest, at the time of publication of Publicis’ interim report for the six months ended June 30, 2005.
      It should be noted that the work performed has been on the basis of the IFRS standards and interpretations published to date. Future changes in IFRS and the finalization of implementation of the standards within Publicis could require additional adjustments.
      Taking account of the above, the results of work performed as of June 2005 are as follows:

•	In the context of first time adoption of IFRS (options envisaged under IFRS 1), the following policies have been retained by Publicis for the opening balance sheet:

•	Business combinations completed before January 1, 2004, particularly the acquisition of Saatchi & Saatchi, which was treated in accordance with the authorized alternative method under article 215 in French GAAP, have not been retrospectively restated;

•	Revaluation to market value at January 1, 2004 of the Publicis building situated at 133 avenue des Champs Elysées in Paris, this value being set permanently as the new historical cost;

•	Application of the accounting treatment applicable to stock options for plans put in place after November 7, 2002;

•	Application of financial instruments standards as of January 1, 2004;

•	Recognition of all actuarial gains and losses on pension commitments by deduction from shareholders’ equity; and

•	Transfer of foreign currency translation adjustments included in opening shareholders equity to an “other reserves” account caption.

•	The main adjustments identified to Publicis’ consolidated accounts are as follows:

•	Financial instruments: breakdown of bonds which are convertible or reimbursable in shares into their components;

•	The fair value of the debt component is determined at the date of issuance through discounting future cash flows using a market interest rate for a loan with similar characteristics but without the conversion option. The value of the conversion option, which is calculated as the difference between the fair value of the instrument as a whole and the fair value of the debt component, is reclassified to shareholders’ equity;

•	The impact on results is the difference between the market rate retained and the contractual actuarial rate.

•	Financial instruments: Interpublic Group (“IPG”) shares:

•	IPG shares are valued in the opening balance sheet and subsequent balance sheets at their fair value (per the stock market). Future changes in fair value are taken to shareholders’ equity.

•	Financial instruments: foreign exchange hedging instruments

•	The fair value of hedging instruments held in respect of third party receivables and payables and of forecasted flows is recognized in the balance sheet.

•	For the Fair Value hedge, the change in fair value is recorded in the income statement. The effect on the income statement is offset by the revaluation of the hedged item;

•	For the Cash Flow hedge, the change in fair value is recorded in a specific account caption in shareholders equity. The amount initially recognized in shareholders’ equity is reversed to the income statement when the transaction occurs.

•	Financial instruments: conditional commitments to acquire minority interests

•	These conditional commitments must be recognized in other liabilities in the balance sheet when the Group is committed to making the acquisition.

•	Financial instruments: CLN

•	Consolidation of the entity that issued the CLN, which was effective under French standards as from January 1, 2004, did not include recognition of the associated derivatives (asset swap and credit default swap). Under IFRS, the asset swap and the credit default swap are recognized at fair value on the balance sheet, with changes in fair value being taken to the income statement.

•	Stock options:

•	The fair value of options granted, determined at the date of the grant, is amortized through the income statement over the vesting period of the options.

•	Goodwill:

•	Goodwill is no longer amortized but, rather, is subject to annual impairment tests.

•	Income taxes — tax loss carryforwards of acquired companies:

•	The tax advantage arising from use of tax losses of acquired companies (which arose in periods prior to acquisition) is neutralized by a reduction of goodwill of equal amount.

•	The calculation of earnings per share is considerably modified:

•	The denominator takes account, for both basic and diluted earnings per share, of the average number of shares in issue, increased by the number of future shares to be issued under instruments in respect of which future conversion is obligatory (ORANEs).

•	The presentation of the consolidated financial statements will be significantly modified under IFRS:

•	Income statement:

•	Goodwill impairment expense (previously presented after net income of consolidated companies) is henceforth included at the operating income level. The same applies to exceptional items, notably capital gains and losses on disposal;

•	Interest expense related to discounting of pension and other post employment benefit commitments are no longer recognized in personnel costs but, rather, are included in financial costs.

•	Balance sheet:

•	Balance sheet presentation will need to be changed to separately show current and non-current items (notably in respect of the provisions for contingencies and charges caption) and to separately present deferred tax assets and liabilities.

•	Segment information:

•	The Group performed an analysis of the entities presented in its internal reporting in order to determine whether such entities constituted business segments to be disclosed separately. It appears, after regrouping services under a number of criteria (nature of products or services, production processes, type or category of clients, methods of distribution and supply of services, nature of regulatory environment), that the different activities identified do not present any significant divergences in terms of either profitability or risk.
      In view of this analysis, and after taking account of practices in the sector, the Group considers that it operates in a single segment, being “Communications.”
      Lastly, as regards the information systems environment in the context of the IFRS changeover project, work is in progress.
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP
      Our consolidated financial statements are prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. As a result, under U.S. GAAP, our net income (loss) amounted to € 343 million in 2004, € 155 million in 2003 and € (14) million in 2002, compared to € 210, € 150 million and € 147 million, respectively, under French GAAP. Under U.S. GAAP, shareholders’ equity amounted to € 3,570 at December 31, 2004, € 3,403 million at December 31, 2003, € 3,846 million at December 31, 2002, compared to € 881, € 726 million and € 1,501 million, respectively, under French GAAP.
      The differences between French GAAP and U.S. GAAP are more fully described in note 31 to our consolidated financial statements. In terms of their effect on our net income, the differences consist mainly of:

•	The amortization of tangible assets, intangible assets related to the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the alternative method under French GAAP (which is similar to the pooling of interests method formerly available under U.S. GAAP). The amortization expense of tangible and intangible assets related to the Saatchi & Saatchi business combination amount to € 32 million, € 33 million and € 36 million in 2004, 2003 and 2002, respectively;

•	The change in contingent value rights issued in connection with the business combination with Saatchi & Saatchi, which is recognized in earnings under U.S. GAAP and resulted in a charge of nil in 2004 and 2003 and € 31 million in 2002; under French GAAP, those rights were not recorded as a liability until December 31, 2001;

•	Restructuring charges capitalized as part of net assets acquired for certain business combinations that are disallowed and charged to expense under U.S. GAAP amounted to nil, € 129 million and € 10 million in 2004, 2003 and 2002 respectively;

•	Changes in the fair values of certain embedded derivatives inherent in our 2.0% notes due 2007 which are recognized in earnings under U.S. GAAP, but are considered to be off-balance sheet commitments under French GAAP;

•	In accordance with the adoption of SFAS 142, as a result of the transitional impairment test, the net impairment charge of € 160 million recorded in 2002 as a “Cumulative effect of accounting change” on the consolidated statement of operations to write down the carrying value of intangibles with indefinite useful lives to their fair values;

•	The reversal of goodwill amortization expense recorded under French GAAP, as goodwill is no longer amortized under U.S. GAAP but reviewed annually for impairment. The goodwill amortization reversal in 2004, 2003 and 2002 amounted to € 188 million, € 113 million and € 75 million, respectively;

•	Compensation arrangements related to acquisitions, which were recorded using the purchase accounting method in our consolidated financial statements in French GAAP and are recorded as compensation expense when incurred under U.S. GAAP;

•	The consolidation of the entity that issued the credit linked notes; the entity is not consolidated under French GAAP, due to the absence of an interest in the entity’s capital as of December 31, 2003, but is considered a variable interest entity subject to consolidation under U.S. GAAP. The derivatives were fair valued with difference in fair value recognized in the statement of income under U.S. GAAP. Under French GAAP, the derivatives were accounted as off-balance sheet commitments. As of January 1, 2004, the entity has been consolidated under French GAAP, but the derivatives continue to be accounted for as off-balance sheet commitments; and

•	The reversal of the interest income recorded through the amortization of equity warrants classified as long-term debt in accordance with French GAAP, but classified as paid-in capital under U.S. GAAP.
      In addition, classification differences between French GAAP and U.S. GAAP give rise to differences in operating income, relating in particular to the amortization of goodwill.
      The differences between French GAAP and U.S. GAAP in terms of their effect on shareholders’ equity at December 31, 2004, 2003, and 2002 relate primarily to:

•	The accounting for the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the derogatory method under French GAAP;

•	The valuation of marketable securities, which are recorded at fair value under U.S. GAAP and historical cost under French GAAP;

•	The impact of goodwill related to an acquisition in 1993 written-off to shareholders’ equity under previous French accounting guidance;

•	The difference in purchase price for the business combination with Bcom3 (i.e., at fair value of the securities issued in the exchange as of the date of announcement of the acquisition under U.S. GAAP, but as of the date of acquisition under French GAAP);

•	The accounting for Bcom3’s 1997 sale-leaseback transaction, which is treated as a financing lease under U.S. GAAP with the building and the related financing obligation reflected at fair value at the acquisition date, but treated as a capital lease under French GAAP with the related assets capitalized at their fair value at the acquisition date but only for the portion of the building leased back by Bcom3 and the related debt consisting of the present value of the minimum lease payments;

•	The reversal of accumulated amortization expenses on goodwill, as under U.S. GAAP, goodwill are no longer amortized but tested for impairment annually;

•	The formation of ZenithOptimedia Group, the assets of which were revalued under French GAAP in 2002 and 2001 but were written up to fair value under U.S. GAAP in 2000;

•	The fact that under U.S. GAAP, treasury shares are deducted from shareholders’ equity at the amount at which they were repurchased, while under French GAAP, they are recorded as an investment if they are reserved for issuance upon the exercise of stock options; and

•	The minimum pension liability adjustment, not recognized under French GAAP.
CRITICAL ACCOUNTING POLICIES UNDER U.S. GAAP
      In addition to the accounting methods described in “— Basis of Presentation — Critical Accounting Policies,” we believe that the application of the following U.S. critical accounting policies, which differ from those used for French GAAP, requires reliance upon significant judgments, estimates and assumptions. We believe that, of our significant accounting policies, the following involve the greatest degree of judgment and complexity, and are therefore most likely to affect our net income under U.S. GAAP materially if various assumptions were changed significantly.

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

Deferred Taxes
      In our French GAAP consolidated financial statements, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.

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
NEW ACCOUNTING PRONOUNCEMENTS
      In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 03-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments.” EITF 03-01 contains additional guidance for determining when an investment is impaired. The effective date for applying this guidance is currently suspended pending the issue of a further FASB Staff Position statement. In the opinion of Publicis, adoption of the additional guidance would not have a material effect on the consolidated financial statements.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that Publicis recognizes the cost of share-based payments granted to employees measured at the grant-date fair value of the award. Publicis is required to adopt FAS 123R effective January 1, 2006 to all share-based grants made or modified after June 15, 2005 and for the unvested portion of outstanding share-based grants made prior to June 15, 2005. Publicis is currently evaluating the impact of adopting FAS 123R.
      In March 2004, the FASB ratified the consensus reached on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.” EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption did not have any impact on the consolidated financial statements of Publicis.
      In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-Monetary Assets” as an amendment to APB Opinion No. 29 “Accounting for Non-Monetary Transactions.” APB 29 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges of similar productive assets. SFAS 153 eliminates the exception provided in APB 29 and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is to be applied prospectively and is effective for all non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Publicis does not expect there to be any material effect on the consolidated financial statements upon adoption of the new standard.

Item 6.	Directors, Senior Management and Employees
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
Supervisory Board
      The supervisory board has the responsibility of exercising whatever ongoing supervisory authority over the management and operations of our company it deems appropriate. Throughout the year it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. The supervisory board also reviews the annual accounts prepared by the management board and presents a report on those accounts to the shareholders at the annual shareholders’ meeting. It authorizes the management board to take actions related to strategic decisions, including those related to transactions that could substantially affect the scope of our activities and significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board. Our statuts (bylaws) provide that each member is elected by the shareholders at an ordinary general shareholders’ meeting. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require. Pursuant to our statuts, each member of the supervisory board must own at least 200 of our shares.

      The following table sets forth, for each member of our supervisory board, the member’s current function in our company and principal business activities outside of our company, the date the member’s current term of office is scheduled to expire and the date the member joined the supervisory board.

Elisabeth Badinter
Initially Appointed	November 1987 (appointed as chairperson of the supervisory board in April 1996)
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Chairperson of the supervisory board Chairperson of the supervisory board of Médias & Régies Europe
Principal Business Activities Outside Publicis	Author

Robert Badinter
Initially Appointed	June 1996
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Professor Emeritus, University of Paris I (Panthéon-Sorbonne); honorary attorney

Simon Badinter
Initially Appointed	June 1999
Expiration Date of Current Term	June 2011
Principal Function in Publicis	Chairman of the management board and director of international development, Médias & Régies Europe SA (France) Member of supervisory board of Médiavision & Jean Mineur SA (France) Director of Métrobus SA (France), Gestion Omni Media Inc. (Canada) and Omni Media Cleveland Inc. (USA) Chairman and chief executive officer of Médias & Régies America Inc. (USA) Chairman and chief executive officer of development office of Médias & Régies Europe Inc. (USA)
Principal Business Activities Outside Publicis	None

Monique Bercault
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Technical consultant to the chairman of the management board of Médias & Régies Europe SA (France)
Principal Business Activities Outside Publicis	None

Michel Cicurel
Initially Appointed	June 1999
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the management board of La Compagnie Financière Edmond de Rothschild Banque SA and Compagnie-Financière Saint-Honoré SA (France)
Chairman of the board of ERS SA, Edmond de Rothschild SGR (Italy) and Edmond de Rothschild SIM (Italy)
Chairman of the supervisory board of Edmond de Rothschild Private Equity Partners SAS
Member of the board of Banque Privée Edmond de Rothschild (Switzerland), Edmond de Rothschild Limited (U.K.), La Compagnie Financière Holding Edmond et Benjamin de Rothschild (Switzerland), La Compagnie de Trésorerie Benjamin de Rothschild (Switzerland), Bouygues Telecom SA (France), Cdb Web Tech (Italy), Cir International (Luxembourg), Rexecode (France), Société Générale SA Permanent representative of Compagnie Financière Edmond de Rothschild Banque, Edmond de Rothschild Corporate Finance SA (France), Edmond de Rothschild Asset Management SA (France), Edmond de Rothschild Financial Services SA (France), Edmond de Rothschild Multi Management SAS (France), Equity Vision SA France and Assurances et Conseils Saint-Honoré (France) Member of the board of Limited Partners of Rothschild & Compagnie Banque SCS (France)
Permanent representative of Compagnie-Financière Saint-Honoré on the board of Cogifrance SA (France) Auditor, Paris-Orléans SA

Michel David-Weill
Initially Appointed	June 1990
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of Lazard LLC (USA) (until May 2005)
Chairman and chief executive officer of Lazard Frères Banque SA (France) (until September 2004)
Chairman and managing partner of Maison Lazard SAS (France) (until May 2005) President of Malesherbes SAS (France) Chairman of the board of Rue Impériale SA (Until May 2004)
Vice-chairman of the board of Groupe Danone SA (France)
Chairperson of the supervisory board of Eurazeo SA (France)

Managing partner of Lazard Frères SAS (France) (until May 2005), Partena SCS (France) and Partemiel SNC (France) Manager of Parteman SNC (France) and Parteger SNC (France) and BCNA

Sophie Dulac
Initially Appointed	June 1998 (appointed as vice-chairperson in June 1999)
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director, vice-chairperson
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL (France), Sophie Dulac Distribution SARL (France)
Chairperson of the board of Les Ecrans de Paris SA (France) Vice-chairperson of the board of CIM de Momarte SA (France)

Yutaka Narita
Initially Appointed	September 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Principal advisor & chairman of Dentsu Group, Dentsu Inc.
Chairman of the Renovation Committee of the Tokyo Chamber of Commerce President of the Japan Advertising Agencies Association
Chairman of the Japan Audit Bureau of Circulation
Executive director of FM Japan Ltd., Broadcasting System of Niigata Inc., Nippon Venture Capital Co., Ltd. Tokyo Broadcasting System, Inc., Television Nishinippon Corporation and SBC Ltd Member of the Foundation Board of the Institute for Management Development Member of the French Chamber of Commerce and Industry in Japan and the Strategic Council on Attractiveness of France Trustee of the Japan Association of Corporate Executives
Professor Emeritus, Beijing University

Tateo Mataki
Initially Appointed	September 2004
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President and chief executive officer of Dentsu Inc.
Vice president of Japan Marketing Association International Advertising Association Japan Chapter Organizing Committee for the IAAF World Championship in Athletics 2007 Member of Controlling Committee of Japan Advertising Agencies Association Member of the Nippon Academy Award Association and The Tokyo Chamber of Commerce and Industry Representative of Supporting Member of the National Federation of UNESCO Associations in Japan Senior Corporate Advisor to Iwate Broadcasting Co., Ltd.

Hélène Ploix
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of Pechel Industries Partenaires SAS, Pechel Industries SAS (France) and Pechel Services SAS (France) Member of the board of Lafarge (France), BNP Paribas (France), Boots Group (U.K.), Ferring (Switzerland) Permanent representative of Pechel Industries on the boards of Aquarelle.com Group SA (France), Quinette Gallay SA (France), CVBG-Dourthe Kressman SA (France), Xiring SA (France), CAE International SA (France) Manager of Hélène Ploix EURL

Felix George Rohatyn
Initially Appointed	June 2001
Expiration Date of Current Term	June 2007
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of Rohatyn Associates LLC (USA)
Director of LVMH Moët Hennessy Louis Vuitton S.A. and Rothschilds Continuation Holdings AG Member of supervisory board of Lagardère Group S.A. (France)

Robert Seelert
Initially appointed	August 2000
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director and chairman of Saatchi & Saachi Worldwide, Inc. (USA) Director and chief executive officer of Saatchi & Saatchi Holdings Worldwide, Inc. (USA); Saatchi & Saatchi Compton Worldwide, Inc. (USA); Saatchi & Saatchi North America, Inc. (USA); Zenith Trustees Limited (USA)

Amaury-Daniel de Seze
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of PAI Partners SAS (France), Financière PAI SAS (France) Director of Eiffage SA (France), Erbé SA (Belgium), Groupe Bruxelles Lambert SA (Belgium), Groupe Industriel Marcel Dassault SA (France), Power Corporation du Canada Holding Ltd. (Canada), Pargesa Holding SA (Switzerland), United Biscuits Holdings Ltd. (U.K.), UGC SA (France), Novalis SAS (France) Member of the supervisory board of Gras Savoye SCA (France)

Henri-Calixte Suaudeau
Initially Appointed	November 1987
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director of Publicis Conseil SA (France)

Gérard Worms
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Managing partner of Rothschild et Cie
Banque (France) and Rothschild et Cie
SCS (France) President of S.G.I.M. SA (France)
Member of the supervisory board of Métropole Télévision SA (France), Médias et Régies Europe SA (France), and Paris-Orléans SA (France) Director of Editions Atlas SA (France) and Cofide SA (Italy) Auditor of Ondéo Degrémont SA (France), SIACI SA (France)
     Business Experience of Supervisory Board Members
      Elisabeth Badinter, born on March 5, 1944, is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and was a lecturer at the Ecole Polytechnique, and is the author of numerous books. She has been a member of our supervisory board since 1987 and its chair since 1996.

      Robert Badinter, born on March 30, 1928, is the husband of Elisabeth Badinter. Mr. Badinter has served as the president of France’s Constitutional Court. He has also been a practicing attorney. He is now a professor of law at the Paris I University (Panthéon Sorbonne).
      Simon Badinter, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Médias & Régies Europe in 1991. He was appointed chairman and chief executive officer of Médias & Régies Europe in 2004.
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
      Michel David-Weill, born on November 23, 1932, has held a variety of senior positions in the Lazard group, which he joined in 1961. Among other things, he was the chair of Lazard LLC, chairman and chief executive officer of Lazard Frères Banque and chairman and managing partner of Maison Lazard SAS until May 2005. He is also currently vice-chairman and director of the Danone Group.
      Sophie Dulac, born on December 26, 1957, is the niece of Elisabeth Badinter and granddaughter of Marcel Bleustein-Blanchet. Ms. Dulac is the founder and manager of a recruitment counseling company. She has been a member of our supervisory board since 1997 and a vice president of our company since 1999.
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
      Tateo Mataki, born on March 2, 1939, has been president and chief executive officer of Dentsu Inc. since 2004. Mr. Mataki joined Dentsu in 1962, where he held several positions until he joined the Dentsu board of directors in 1995 first as managing directors for the Newspaper and Magazines Divisions, then as senior managing director in charge of Account Services. Named executive vice president in 1999, he became the tenth president of Dentsu in 2002.
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
      Felix George Rohatyn, born on May 29, 1928, served as the U.S. Ambassador to France from 1997 until 2000. He had previously been a managing director of Lazard Frères and Company. He joined Lazard Frères in 1948 and became a partner there in 1961. From 1968 to 1972, he has also served as a member of the Board of Governors of the New York Stock Exchange. From 1975 to 1993, he was chairman of the Municipal Assistance Corporation of the City of New York.
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
      Gérard Worms, born on August 1, 1936, began his career as a technical adviser in the French civil service. Beginning in 1972, he held general management positions at the Hachette group, the Rhône Poulenc group and then at Société Générale de Belgique. From 1990 to 1995, he served as chairman and chief executive officer of the Compagnie de Suez and Chair of the Indosuez Bank. From 1995 to 1999, he was chairman of the Conseil des Commanditaires of Rothschild et Cie Banque (Paris).
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

Claudine Bienaimé
Initially Appointed	January 2004
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director and General Secretary
Director of:
Publicis Conseil SA (France), Médiasystem SA (France), Solange Stricker Associés SA (France), Groupe Zenithoptimedia SA (France), Publicis Groupe Investissements BV (Netherlands), Publicis Holdings BV (Netherlands), Publicis Groupe Holdings BV (Netherlands)

Permanent representative of Publicis Conseil SA (France) on the board of: Publicis EtNous SA (France), Paname Communication SA (France), Carré Noir SA (France), Publicis Dialog SA (France), Re: Sources France SAS, Loeb & Associés SA (France), Corporate Factory SAS (France), World Advertising Movies SA (France), Publicis Atlantique SA (France), Publicis Koufra SA (France), Publicis Cachemire SA (France), Implication (France) and 2ème Communication SA (France) Sopofam SA (France)
Manager of:
Drugstore Champs Elysées SNC (France)
Member of the Management Committee of SFPP Holdings SAS (France)
General secretary of Publicis Groupe SA (France)

Principal Business Activities Outside Publicis	Chief executive officer of Société Immobilière du Boisdormant SA (France)
Acting general director of:
Rosclodan SA (France),
Director of Gévelot SA (France), P.C.M. Pompes SA (France), Gévelot Extrusion SA (France), Gurtner SA (France)
Jack Klues
Initially Appointed	January 2005
Expiration Date of Term	December 2007
Principal Function in Publicis	Director President and director of: Starcom Worldwide, Inc. (USA)
Starcom Media Vest Group Holdings, Inc. (USA)
Director of:
Starlink Services, Inc (USA)
Starcom Worldwide SA (France),
Starcom Worldwide SA de CV (Mexico),
Relay, Inc. (USA),
Principal Business Activities Outside Publicis	Director of Off the Street Club

Maurice Lévy
Initially Appointed	November 1987
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Chairman of the Management Board
Chairman and Chief Executive Officer of Publicis Conseil SA (France)
Chairman, Chief Executive Officer and Director of Publicis USA Holdings, Inc. (USA)
Member of the supervisory board of Médias & Régies Europe SA (France)
Director of:
Optimedia Holdings Limited (U.K.), Multi Market Services Limited (U.K.), Zenith Optimedia Group Limited (U.K.), Publicis Communication (Pty) Limited (South Africa), Publicis Johannesburg (Pty) Limited (South Africa), Optimedia SA Pty Ltd (South Africa), Publicis Communication Pty Limited (Australia), Publicis Communication Limited (New Zealand), Publicis Canada Inc. (Canada), Publicis-Unitros SA (Chile), Publicis Advertising 2000 Limited (Israel), Fallon Group, Inc. (USA), Publicis & Hal Riney (USA), Publicis.Wet Desert Sdn Bhd (Malaysia), Publicis Pakistan Pvt (Pakistan), Publicis Ad-Link Group Limited (China), Publicis Graphics Group Holding SA (Luxembourg), Venice Holdings Pty Limited (Australia), Mojo Custodians Pty Limited (Australia), Omagh Pty Limited (Australia), Optimedia Australia Pty Limited (Australia), Papagena Pty Limited (Australia), Publicis Loyalty Pty Limited (Australia), Publicis Mojo Pty Limited (Australia), Publicis Dialog Pty Limited (Australia), Publicis Mojo Limited (New Zealand), A.B. Data Limited (Israel), Triangle Holdings Limited (U.K.), Philadelphia Merger Corp. (USA), Asia Baseline Holdings, Inc. (Philippines)
President and Director of U.S. International Holding Company, Inc. (USA) and D’Arcy Masius Benton & Bowles, Inc. (USA)
Permanent representative of Publicis Groupe SA (France) on the board of Publicis Technology SA (France)
Principal Business Activities Outside Publicis	President of the Palais de Tokyo, site de création contemporaine (French association under law 1901)
Kevin Roberts
Initially Appointed	September 2000
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director
President of Saatchi & Saatchi Worldwide Inc. (USA)

Principal Business Activities Outside Publicis	Member of the board of Red Rose Limited (New Zealand), Red Rose Charitable Services Limited (New Zealand), Inspiros Worldwide Limited (New Zealand), NZ Edge.com Holding Limited (New Zealand), Lion Nathan plc (U.K.), New Zealand Rugby Football Union (U.K.), North Harbour Rugby Football Union (U.K.)
Bertrand Siguier
Initially Appointed	June 1999
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director
President of SFPP Holding SAS (France)
President of the management board of Publicis sp.z.o.o. (Poland)
Director of:
Publicis Cachemire SA (France), Publicis Technology SA (France), Publicis Canada Inc. (Canada), Multi Market Services Limited (U.K.), Publicis & Hal Riney (USA), Publicis Srl (Italy), Carré Noir Roma Srl (Italy), Publicis Hellas Advertising (Greece), Publicis Graphics Group Holding SA (Luxembourg), Publicis Communication Limited (New Zealand), Publicis Mojo Limited (New Zealand), Publicis Communication Pty Limited (Australia), Republic Srl (Italy), Publicis Graphics Group Holding SA (Luxembourg), Publicis Wet Desert Sdn Bhd (Malaysia), Publicis Communication (Pty) Ltd (South Africa), Deputy chairman of iSe International Sport and Entertainment AG (Switzerland), Statutory Auditor of Beacon Communications k.k. (Japan)
Principal Business Activities Outside Publicis	Board member of Gantois SA (France), HM Editions (France)

Business Experience of Management Board Members
      Claudine Bienaimé, born on November 23, 1939, has been working for our company since 1966 in a variety of management positions, including general secretary of Publicis Conseil Groupe and chairperson of Publicis Centre Media. Since 2001 she has been general secretary of our company.
      Jack Klues, born on December 8, 1954, is chief executive officer of Starcom MediaVest Group. He is also a founding member of Publicis Groupe Media, a management board formed in 2004 to oversee and guide our media networks of SMG and ZenithOptimedia. He began his career in 1977 in the Leo Burnett Media department. He rose through the ranks of the media department and was named to the Leo Burnett Company board of directors prior to launching Starcom Worldwide in 1998. He became chairman of the new global company, and then became chief executive officer of SMG when the media companies became sister companies in the formation of Bcom3.
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

COMPENSATION
      With respect to the 2004 fiscal year, we paid compensation to our directors in the amounts set forth in the following table (amounts are in euros and do not reflect deductions relating to taxes or social charges):

	Total Gross	Including Base
	Compensation(1)	Compensation of

Management Board
Maurice Lévy	3,200,073	800,073
Claudine Bienaimé	270,000	120,000
Roger Haupt(2)	5,531,621	764,864
Kevin Roberts(3)	5,496,604	805,120
Bertrand Siguier	551,296	301,296

Supervisory Board
Elisabeth Badinter	228,939	182,939
Sophie Dulac	10,500	—
Robert Badinter	10,500	—
Michel David-Weill	7,000	—
Henri-Calixte Suaudeau	144,056	53,647
Monique Bercault	14,000	—
Hélène Ploix	38,000	—
Gérard Worms	38,000	—
Amaury-Daniel de Sèze	10,500	—
Simon Badinter(3)	188,088	144,922
Michel Cicurel	14,000	—
Robert L. Seelert(3)	288,273	241,536
Felix George Rohatyn	10,500	—
Yutaka Narita	10,500	—
Fumio Oshima	10,500	—
Tateo Mataki(4)	—	—

(1)	Bonuses are paid to our directors based upon the achievement of qualitative and quantitative performance indicators relating to our financial results, as assessed by our compensation committee. See “Additional Information — Material Contracts — Agreements with Directors” for further information concerning the determination of bonuses awarded to certain of our directors.

(2)	Mr. Roger Haupt resigned from the management board effective as of December 31, 2004. His 2004 compensation includes a retirement indemnity. Jack Klues replaced Mr. Haupt on the management board on January 1, 2005.

(3)	The compensation (other than attendance fees) of Roger Haupt, Kevin Roberts, Simon Badinter and Robert L. Seelert is defined and paid in dollars. The conversion into euros was made at an average rate of $1 = € 0.80512 in 2004.

(4)	Mr. Mataki was appointed to the supervisory board on September 9, 2004 to replace Mr. Oshima.
      In addition, during 2004 we granted Maurice Lévy, Bertrand Siguier and Kevin Roberts conditional options to purchase our shares (300,000 in the case of Mr. Lévy, 75,000 in the case of Mr. Siguier and 200,000 in the case of Mr. Roberts). The exercise of these options is subject to meeting certain objectives over the course of a 3-year plan. These options have an exercise price of € 24.82 per share. If the objectives are met, these options will become exercisable in 2006 and 2007 and will expire in 2014.

      We did not set aside or accrue any material amount of funds to provide pension, retirement or similar benefits for our directors in their capacities as such during the 2004 fiscal year, except with respect to the obligations described under “Additional Information — Material Contracts — Agreements with Directors” and under “Notes to the Consolidated Financial Statements 2004 – note 22 – Provisions for Contingencies and charges  — Pensions and other post employment benefits”.

BOARD PRACTICES
      Our supervisory board has established an appointments and remuneration committee and an audit committee. The appointments and remuneration committee is currently comprised of Michel Cicurel, Elisabeth Badinter, Henri-Calixte Suaudeau and Gérard Pedraglio. Michel Cicurel chairs the committee. The committee reviews and makes recommendations to the supervisory and management boards concerning the appointment of managers of our company and our principal subsidiaries and the remuneration of those managers.
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
EMPLOYEES
      As of December 31, 2004, we employed approximately 36,384 people worldwide. Our employees are distributed geographically as follows:

Europe	14,151
North America	11,308
Rest of World	10,925
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
SHARE OWNERSHIP
      As of December 31, 2004, none of our directors owned 1% or more of our shares except as described under “Major Shareholders and Related Party Transactions — Major Shareholders,” and except for Maurice Lévy, who beneficially owned 4,465,728 of our shares (including 3,000,000 shares owned through sociétés civiles owned by Mr. Lévy and his family), or approximately 2.28% of our total outstanding shares. Our directors as a group (excluding Elisabeth Badinter) owned approximately 3.8% of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders” for further information concerning ownership of our shares by Ms. Badinter. Our directors as a group also owned options to purchase 1,831,690 of our shares (450,690 of which are currently exercisable). The exercise of 626,000 of these options will be subject to meeting objectives over the course of a 3-year plan. These options have exercise prices ranging from € 5.63 to € 43.55 per share and will expire between 2007 and 2014.
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

Item 7.	Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
      As of May 31, 2005, to the best of our knowledge, no person held 5% or more of our shares, except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.
      On May 31, 2005, the percentage ownership in our company was as follows:

			Percentage of
Shareholder	Shares Held		Total Shares(6)

Elisabeth Badinter	20,072,339	(1)	10.27	%(1)(2)
Dentsu	17,720,132	(3)	9.06	%(3)(4)
SEP (Dentsu-Badinter)(5)	10,970,744		5.61%

(1)	Does not include shares held by Dentsu and the SEP with respect to which Ms. Badinter may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report. Including such shares, Ms. Badinter would be deemed to beneficially own 48,763,215 shares, representing 24.95% of our total shares.

(2)	Does not reflect the effect on voting power of the double voting rights provision of our statuts. Including the effect of that provision, Ms. Badinter’s 20,072,339 shares represented 17.2% of our voting power.

(3)	Does not include shares held by Ms. Badinter and the SEP with respect to which Dentsu may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report. Including such shares, Dentsu would be deemed to beneficially own 48,763,215 shares, representing 24.95% of our total shares.

(4)	Does not reflect the effect on voting power of the statuts referred to above. Including the effect of that provision Dentsu’s 17,720,132 shares represented 15.06% of our voting power. Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

(5)	This silent partnership was created in September 2004 by Dentsu and Ms. Badinter to implement the 15% limitation on voting rights of Dentsu. For a description of the SEP, see “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report.

(6)	The percentages are calculated based on our total shares, including the 13,065,009 treasury shares. Excluding such shares, the percentages in the table for Ms. Badinter, Dentsu and the SEP would be 11.00%, 9.71% and 6.01%, respectively.

      Below we show the percentage ownership in our company of the persons listed above, and an additional shareholder, as of December 31, 2002, 2003 and 2004.

	Percentage of
	Total Shares(4)

Shareholder	2002		2003	2004

Elisabeth Badinter	4.0	%(1)	10.3%	10.3%
Société Anonyme Somarel	15.8%		—	—
Dentsu	18.1%		18.2%	9.2	%(2)
SEP (Dentsu-Badinter)	—		—	5.5%

(1)	Does not include Ms. Badinter’s indirect interest in our company held through Somarel. Including her pro rata portion of the shares held by Somarel, her percentage ownership of our company as of December 31, 2002 was 12.05%. See “— Related Party Transactions — Somarel.”

(2)	Does not reflect the effect on voting power of the statuts referred to above. Including the effect of that provision Dentsu had 15.04% of the voting power. Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

(3)	Dentsu’s percentage ownership for the years ended December 31, 2003 and 2002 includes 6,827,629 shares in which, pursuant to the Agreement and Plan of Merger, dated as of March 7, 2002, among Bcom3, Boston Three Corporation and Dentsu, Dentsu held bare legal title and voting rights until September 24, 2004. Dentsu did not hold the economic interests in such shares, which were held by certain former holders of Class A common stock of Bcom3. On September 24, 2004, the bare legal title and related voting rights to such shares reverted automatically to such former holders and Dentsu no longer possessed any interest in them.

(4)	The percentages are calculated based on our total shares, including our treasury shares.
      To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation or any governmental entity.
Ownership by U.S. Holders
      To the best of our knowledge, as of December 31, 2004, approximately 30.8 million, or 16.0%, of our shares (including shares represented by ADSs) were held in the U.S. by approximately 800 holders.
RELATED PARTY TRANSACTIONS
      Except as described under “Directors, Senior Management and Employees — Directors and Senior Management — Additional Information” and “Additional Information — Material Contracts” our company (inclusive of its subsidiaries) has not, since January 1, 2004, engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions.

Item 8.	Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
      See our consolidated financial statements contained in Item 18 of this annual report.
Litigation
      In the ordinary course of our business, we are named, from time to time, as a defendant in various legal proceedings. We maintain liability insurance and believe that our coverage is sufficient to protect us adequately from any material financial loss as a result of any legal claims made against us.

Dividend Policy
      On July 5, 2005, we intend to pay a dividend of € 0.30 per share (par value € 0.40 per share) with respect to the 2004 fiscal year. This represents a 15.4% increase over the dividend paid with respect to the 2003 fiscal year. Our current intention is to continue staged increases in the percentage of profits we pay as dividends. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See “Additional Information — Memorandum and Articles of Association — Rights, Preferences and Restrictions Applicable to Our Shares  — Dividends.”
SIGNIFICANT CHANGES
      See “Operating and Financial Review and Prospects — Overview and Outlook for 2005” and note 29 to our financial statements.

Item 9.	The Offer and Listing
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

	Euronext Paris (€)		NYSE ($)

	High	Low	High	Low

Last Six Months
May, 2005	23.89	22.14	30.00	28.66
April, 2005	24.27	21.43	31.32	27.86
March, 2005	25.35	23.01	33.38	30.60
February, 2005	24.65	22.72	31.72	29.76
January, 2005	24.50	22.85	32.51	29.84
December, 2004	25.54	23.55	33.93	31.50
Last Two Years By Quarter
2005
First Quarter	24.65	22.72	33.38	29.76
2004
Fourth Quarter	25.70	22.01	33.93	28.15
Third Quarter	24.75	20.25	29.78	24.98
Second Quarter	26.48	21.85	32.00	26.68
First Quarter	29.58	23.37	37.50	28.60
2003
Fourth Quarter	27.99	23.45	32.75	27.77
Third Quarter	29.35	22.15	31.42	25.54
Second Quarter	25.10	15.22	29.32	16.60
First Quarter	22.69	13.83	23.40	15.47
Last Five Years
2004	29.58	20.25	37.50	24.98
2003	29.35	13.83	32.75	15.47
2002	39.90	16.70	34.95	16.70
2001	39.27	15.83	36.88	14.75
2000	69.70	29.10	37.44	25.75
      Trading of our shares on Euronext Paris was suspended for part of the day on March 7, 2002 immediately prior to the announcement of our acquisition of Bcom3.

Item 10.	Additional Information
MEMORANDUM AND ARTICLES OF ASSOCIATION
Objects and Purposes
      Under Article 2 of our statuts, our corporate purposes are to:

•	produce and develop advertising;

•	organize shows and radio or television broadcasts, set up radio, television and other programs, use movie theaters, recording or broadcasting studios and projection and viewing rooms, publish documents and publish music, sketches, scripts and theater productions; and

•	carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above in order to foster our growth.
      We may also acquire interests in other businesses, regardless of such businesses’ purposes.
Directors
      Our statuts provide that a member of our supervisory board must own at least 200 of our shares for as long as he or she serves as a director. Members of our management board are not required to own any of our shares.
      Each director is eligible for reappointment upon the expiration of his or her term of office. Members of the supervisory board serve six-year terms. Members over 75 years of age may not constitute more than one-third of the supervisory board. Should this limit be exceeded, the oldest member of the supervisory board will automatically be retired. Members of the management board serve four-year terms. No member of the management board may serve after the ordinary shareholders’ meeting following his or her 70th birthday. The members of the management board may be dismissed either by the supervisory board or by the shareholders at a general meeting. The members of the supervisory board may be dismissed only by the general meeting of shareholders.
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

Notice of Shareholders’ Meetings
      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires (the “BALO”). The preliminary notice must first be sent to the Autorité des Marchés Financiers (the “AMF”). The AMF also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a statement informing the shareholders that they may propose additional resolutions to the management board within ten days of the publication of the notice.
      We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the AMF.
      In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the supervisory board, regardless of whether this action is on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the management board (within ten days of the publication of the preliminary notice in the BALO) by:

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

Attendance and Voting at Shareholders’ Meetings
      Each share confers on the shareholder the right to cast one vote, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights. Shareholders may attend ordinary meetings and extraordinary shareholders’ meetings and exercise their voting rights, subject to the conditions specified in the French commercial code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.
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

Anti-Takeover Provisions
      Our statuts provide double voting rights for shares held by the same shareholder for at least two years. Our statuts further provide that any person or group that fails to notify us within 15 days of acquiring or disposing of 1% or any multiple of 1% of our shares will be deprived of voting rights for shares in excess of the unreported fraction. In addition, our statuts provide that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with this requirement may be deprived of voting rights until the required disclosure is made. Finally, our shareholders have authorized our management board to increase our capital in response to a third party tender offer for our shares. The exercise of this authority would be subject to the control of the AMF.

Anti-Takeover Effects of Applicable Law and Regulations
      The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses these thresholds.
      French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the AMF within 15 days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.
      To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general shareholders’ meeting information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.
      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of his or her voting rights suspended for up to five years by the Commercial Court at the request of the chair, any shareholder or the AMF and may be subject to a fine.

      The French commercial code authorizes French companies to require persons holding their shares in bearer form to disclose the beneficial owner(s) of those shares. The voting and dividend rights associated with the shares can be suspended until the required disclosure is made.
      Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.
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
      In addition, we and Dentsu will share knowledge, research and learning that can be used to develop and improve services to multinational clients. We and Dentsu also indicated our expectation that we will jointly develop various communications businesses internationally, including, in particular, sports marketing businesses. Pursuant to the agreement, we founded iSe International Sports and Entertainment AG in 2003. Our company and Dentsu each has a 45% interest in iSe; Fuji television Network, Inc. and Tokyo Broadcasting Service each has a 4% interest; SportsMondial owns the remaining 2%.
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
      On September 24, 2004, we and Dentsu entered into an amendment of the Publicis/Dentsu Agreement. Such amendment was entered into to reflect the agreements and amendments entered into by and between Dentsu and Elisabeth Badinter on September 24, 2004 as described below under “Elisabeth Badinter/Dentsu Shareholders’ Agreement”.
      The Publicis/Dentsu Agreement will expire on July 1, 2012, unless we and Dentsu agree to renew it for an additional 10 year term.
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
      On September 24, 2004, Ms. Badinter and Dentsu formed a partnership (the Societé en Participation (“SEP”)) and approved by-laws (statuts) of the SEP, an unofficial English translation of which is attached as an exhibit to this annual report and incorporated herein by reference. The by-laws (statuts) provide that the purpose of the SEP is to exercise the voting rights attached to the shares for which the right to exercise voting rights was contributed to the SEP. On September 24, 2004, Dentsu contributed to the SEP the right to exercise the voting rights of 11,181,399 ordinary shares of Publicis, and on October 1, 2004, Ms. Badinter contributed to the SEP the right to exercise the voting rights of one (1) ordinary share of Publicis. The term of the SEP expires on the earlier of September 24, 2014 or the date on which the EB Shareholders’ Agreement terminates, except in the event of extension or prior dissolution, as decided by Ms. Badinter and Dentsu unanimously. The by-laws (statuts) provide that Dentsu will, during the duration of the existence of the SEP, contribute to the SEP the right to exercise the voting rights in respect of those shares it holds which would cause it to have voting rights in excess of 15% of Publicis’s voting power. The by-laws also provide that, to the extent Dentsu’s voting power in Publicis falls below 15%, the right of the SEP to exercise the voting rights attached to the shares held by the SEP will immediately end only to the extent that it allows Dentsu to have voting rights equal to 15% of the voting power of Publicis. The by-laws (statuts) provide that there will be one manager of the SEP who will be appointed and dismissed unanimously by Ms. Badinter and Dentsu and who shall initially be Ms. Badinter. The manager has the power to manage the SEP and, among other things, exercise the voting rights attached to the shares held by the SEP.
      On September 24, 2004, Ms. Badinter and Dentsu entered into an amendment of the Badinter/Dentsu Agreement, pursuant to which such agreement was amended, among other things, to provide Ms. Badinter with a first offer right to purchase any ordinary shares of Publicis for which the right to exercise the voting rights has been contributed by Dentsu to the SEP and which Dentsu wishes to dispose or otherwise transfer to a party other than a wholly-owned subsidiary of Dentsu, subject to specified exceptions
      Each of the foregoing summaries is qualified in its entirety by the full text of the Alliance Agreement, the by-laws (statuts) of the SEP, the Publicis/Dentsu Agreement (and the amendment thereof) and the Badinter/Dentsu Agreement (and the amendment thereof), as the case may be, each of which is attached as an exhibit to this annual report.
Agreements with Directors
      Through subsidiaries, we have employment agreements with Kevin Roberts, Jack Klues and Robert Seelert. The material terms of those agreements are as follows:
      Our agreement with Mr. Roberts (and a related agreement with a consulting firm owned by Mr. Roberts) generally provide that if we terminate Mr. Roberts’ employment without “cause” or he terminates his employment for “good reason” (as those terms are defined in the agreements), we may be required to pay to him amounts in cash up to (i) his salary and the cost of other benefits for one year following termination and (ii) bonuses he would have earned if employed until September 2005. In addition, Mr. Roberts is entitled to bonuses equaling 100% of his annual salary for years in which performance targets are satisfied and greater amounts agreed by us for years in which employment targets are exceeded. Both of these agreements were entered into prior to our acquisition of Saatchi & Saatchi in 2000.
      Our agreement with Mr. Klues provides that he will continue to serve as the chief executive officer of SMG. If Mr. Klues is terminated without cause or if he terminates his employment as a result of a constructive discharge, we may be required to pay him amounts equal to (i) his base salary, (ii) his target annual incentive award opportunity and (iii) a pro-rated amount of any annual incentive compensation for the year of his termination. Mr. Klues will receive a base salary plus an annual incentive opportunity ranging from zero to 160% of his base salary. Mr. Klues target annual incentive opportunity is 80% of his base salary.
      Our agreement with Mr. Seelert provides that we may be obligated to provide salary and other benefits to Mr. Seelert within the contract period if we terminate his employment.
      Each of the foregoing summaries is qualified in its entirety by the full text of each of the employment agreements with Messrs. Roberts, Klues and Seelert, each of which is attached as an exhibit to this annual report.
      In addition, (i) one of our subsidiaries has agreed to pay Mr. Roberts cash annuities totaling a maximum of $5,770,000 over the five-year period 2002-06 in replacement of supplemental pension agreements entered into prior to our acquisition of Saatchi & Saatchi in 2000 and (ii) our supervisory board has agreed to pay to Maurice Lévy a deferred bonus equal to the amount of bonuses paid to him since 2004 upon the termination of his employment planned for 2010, provided he does not compete with us for three years following such termination.
      In November and December of 2004, Publicis and a subsidiary of Publicis entered into consulting agreements with Roger Haupt, a former member of our management board, who resigned from the management board effective as of December 31, 2004.
      In replacement of agreements entered into prior to our acquisition of Bcom3 in 2002, we entered into a consulting services agreement with Mr. Haupt on November 8, 2004, pursuant to which Mr. Haupt will provide us with consulting services for the term of the agreement, which began on January 1, 2005 and continues until December 31, 2007. Mr. Haupt is entitled to be paid consultant fees over the term of the agreement in an aggregate amount of $1,425,000. He is also entitled to be reimbursed for travel expenses (excluding business entertainment expenses) and he agreed not to accept as clients our competitors without our prior permission. In addition, during the term of the consulting services agreement, Mr. Haupt agreed not to compete with us in certain circumstances.
      As provided in his employment contract with Bcom3, on December 21, 2004, Leo Burnett Worldwide, Inc. entered into an executive consulting agreement with Mr. Haupt, which provides that for the five-year period commencing January 1, 2005 and ending December 31, 2009, Mr. Haupt will provide executive consulting services to us. Mr. Haupt is entitled to a yearly salary of $427,500 for each of the five years of the term of his employment and is entitled to participate in employee plans during the period (except Mr. Haupt is not entitled to participate in any bonus plan or long-term disability or supplemental long-term disability plan). In addition, during the period of the executive consulting agreement, Mr. Haupt agreed to not compete with us in certain circumstances.
      Each of the foregoing summaries of Mr. Haupt’s agreements is qualified in its entirety by the full text of each of the consulting agreements for Mr. Roger Haupt, each of which is attached as an exhibit to this annual report.
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
TAXATION
      The following discussion is a summary description of the material U.S. and French tax consequences that may apply to you as a holder of our shares.

      This discussion applies only to holders who are U.S. Tax Residents. A “U.S. Tax Resident” is a holder who:

•	is not a French tax resident;

•	is a tax resident of the U.S. pursuant to Article 4 of the Convention Between the Government of the U.S. of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (which was signed on August 31, 1994 and generally became effective on January 1, 1996) (the “Treaty”);

•	is a citizen or resident of the U.S. for U.S. federal income tax purposes, is a U.S. domestic corporation or is otherwise subject to U.S. federal income taxation on a net income basis in respect of our shares; and

•	does not hold our shares in connection with a permanent establishment or a fixed base in France pursuant to Article 5 of the Treaty through which the holder carries on a business or performs personal services.
      Further, this discussion applies only to holders for whom all the following requirements are met:

•	the holder owns, directly or indirectly, less than 10% of our share capital;

•	the holder is a U.S. Tax Resident;

•	the holder is entitled to the benefits of the Treaty under the “limitations on benefits” article of the Treaty (Article 30);

•	the ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

•	the holder holds our shares as capital assets; and

•	the holder’s functional currency is the U.S. dollar.
      YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISER REGARDING THE CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF OUR SHARES, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares as part of a conversion transaction or constructive sale, among others. Those special rules are not discussed in this annual report. This description does not address all aspects of U.S. and French tax laws and tax treaties that may be relevant in light of the particular circumstances of a U.S. Tax Resident holder of our shares. This description is based on U.S. and French tax laws, conventions and treaties in force as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or different interpretations. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions. The individual circumstances of each U.S. Tax Resident holder may affect the tax consequences of holding and disposing of our shares. The particular facts or circumstances of a U.S. Tax Resident holder that may so affect the consequences are not discussed here. All holders of our shares are advised to consult their own tax advisers as to the particular tax consequences to them of acquiring, owning and disposing of our shares, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax laws.

Taxation of Dividends

Withholding Tax
      Dividends paid to a shareholder having his or her tax residence outside France by a French company are generally subject to a 25% French withholding tax under French tax laws.

      Under the Treaty, this withholding tax is reduced to 15% if all the following conditions are met:

(i)	our shares are beneficially owned by a U.S. Tax Resident,

(ii)	such ownership is not effectively connected with a permanent establishment or a fixed base that the holder has in France, and

(iii)	the holder has previously established that he or she is a U.S. Tax Resident in accordance with the following procedures:

•	the U.S. Tax Resident must complete French Treasury Form RF1 A EU-No. 5053 or “Claim for relief under the tax treaty between France and ...” form and send it to the paying establishment before the date of payment of the dividend.

•	if the U.S. Tax Resident cannot complete French Treasury Form RF1 A EU-No. 5053 or “Claim for relief under the tax treaty between France and ...” form before the date of payment of the dividend, he or she may complete a simplified certificate and send it before receiving such payment to the institution which holds the shares on its behalf. This certificate must state that the beneficial owner fulfills the following conditions:

•	the holder is a U.S. Tax Resident;

•	the holder’s ownership of the shares is not effectively connected with a permanent establishment or a fixed base in France;

•	the holder owns all the rights attached to the full ownership of the shares including, among other things, the dividend rights;

•	the holder fulfills all the requirements under the Treaty to be entitled to the reduced rate of withholding tax, and

•	the holder claims the reduced rate of withholding tax.
      If a U.S. Tax Resident has not completed French Treasury Form RF1 A EU-No. 5053 or “Claim for relief under the tax treaty between France and ...” form or the simplified certificate before the dividend payment date, the paying establishment will deduct French withholding tax at the rate of 25%. In that case, the holder may claim a refund of the excess withholding tax by completing French Treasury Form RF1 A-No. 5053 or “Claim for relief under the tax treaty between France and ...” form and sending it, by intermediary of the paying establishment, to the French tax authorities before December 31 of the second calendar year following the calendar year during which the withholding tax is levied.
      Under (i) and (ii) above, the 15% withholding tax rate may also apply to dividends paid to a U.S. partnership or similar pass-through entity as described in article 4.2.(b)(iv) of the Treaty and whose income is subject to U.S. tax either in its hands or in the hands of its partners who are U.S. Tax Residents (“U.S. Tax Resident Partnership”).
      Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. Tax Residents who will own their shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisers as to the conditions and formalities under which they may benefit from the above-mentioned reduction of the French withholding tax.

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

U.S. Federal Income Taxes
      For U.S. federal income tax purposes, the gross amount of a dividend, including any French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent they are paid or declared paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source “financial services” income for foreign tax credit purposes.
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
      French withholding tax imposed on the dividends you receive at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.
      Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), the maximum rate of U.S. federal income tax applicable to “qualified dividend income” of an individual is generally 15 percent. “Qualified dividend income” includes dividends received during the taxable year from “qualified foreign corporations” if certain requirements are met. For example, in order to be eligible for the reduced rates, a shareholder must hold the stock with respect to which the dividend is paid for more than 60 days during the 121 day period surrounding the ex-dividend date for the dividend. In addition, a shareholder will not be entitled to the reduced rates if such shareholder is under an obligation to make related payments with respect to positions in substantially similar or related property (whether pursuant to a short sale, a hedge or otherwise). A “qualified foreign corporation” is a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the U.S. which the Secretary determines is satisfactory for purposes of the rules relating to the reduced tax on dividends and which includes an exchange of information program. The Joint Committee on Taxation stated that until the Treasury Department issues guidance regarding the determination of treaties as satisfactory for this purpose, a foreign corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. that includes an exchange of information program (other than the current U.S.-Barbados income tax treaty). In addition, a foreign corporation is treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S. Nevertheless, a foreign corporation is not a “qualified foreign corporation” if, for the taxable year in which the dividend was paid, or the preceding taxable year, the corporation is a foreign personal holding company (an “FPHC”), a foreign investment company (a “FIC”) or a passive foreign investment company (a “PFIC”). Publicis has not examined whether it is or has been a FPHC, a FIC or a PFIC, but Publicis believes that it is not and has not been a FPHC, a FIC or a PFIC. Accordingly, Publicis believes that dividends paid by Publicis with respect to the ADSs traded on the New York Stock Exchange should be eligible for the reduced tax rates for a shareholder who meets the holding period and other requirements of the Act. Under the Act, in connection with determining a shareholder’s foreign source income for purposes of the shareholder’s foreign tax credit limitation, special rules apply to the receipt of “qualified dividend income.” In addition, the Treasury Department has announced its intention to promulgate rules pursuant to which shareholders will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. All shareholders should consult their tax advisers to determine the consequences of the Act to them.

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
      If we were to become a PFIC, the tax applicable to distributions on our shares and any gains you realize when you dispose of our shares may be less favorable to you. You should consult your own tax advisers regarding the PFIC rules and their effect on you if you purchase our shares.

French Estate and Gift Taxes
      Under “The Convention Between the U.S. of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if an individual holder transfers its shares in our company by gift, or if they are transferred by reason of the holder’s death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•	the individual holder is domiciled in France at the time of making the gift, or at the time of the individual holder’s death; or

•	the individual holder used our shares in conducting a business through a permanent establishment or fixed base in France, or the individual holder held our shares for that use.

French Wealth Tax
      The French wealth tax does not generally apply to our shares if the holder is an individual who is a tax resident of the U.S. for purposes of the Treaty, provided that:

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

U.S. Information Reporting and Backup Withholding
      Dividend payments on our shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 28% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled “Request for Taxpayer Identification Number and Certification.”
      Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
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

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS
      Our company is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the U.S., and the majority of our assets are located outside of the U.S. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over our company or our directors in courts in the U.S. in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our directors;

•	to obtain judgments against us or our directors in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

•	to enforce against us or our directors in non-U.S. courts judgments of courts in the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws.
      Each of the foregoing statements applies to our auditors as well.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
      As a result of our global operating activities and our financing activities, we are subject to various market risks relating primarily to foreign currency exchange rate risk and interest rate risk.
INTEREST RATE RISK
      As of December 31, 2004, we had total outstanding financial indebtedness (under French GAAP) of € 1,960 million. This indebtedness was comprised of the following: € 7 million in obligations under our 2% notes due 2007, € 929 million in obligations under our 1.0% notes due 2018 (including € 239 million in redemption premium), € 672 million in obligations under our 0.75% notes due 2008, € 29 million in bank loans, € 172 million of bank overdrafts, € 139 million in capitalized lease obligations and € 12 million in accrued interest. Of the total indebtedness outstanding at the end of 2004, € 220 million was due within one year, € 672 million was due after more than one year but within five years and the remainder was due after more than five years. Other than our obligations under the 2.0% notes due 2007, the 1.0% notes due 2018 and the 0.75% notes due 2008, our debt bore interest at variable rates; the average annual interest rate for 2004 was 3.4%.
      We do not have any long-term borrowings at variable interest rates. Consequently, a hypothetical increase of 1% in average interest rate would not have an impact on our annual interest expense.
      As of December 31, 2004, approximately 87% of our debt was denominated in euros and 7% was denominated in U.S. dollars. Our policy is to hold cash and cash equivalents in various currencies corresponding to the exposure of our various subsidiaries around the world. We generally do not use financial instruments to hedge interest rate risk.
FOREIGN CURRENCY EXCHANGE RATE RISK
      We conduct operations in 109 countries around the world. The geographic diversity of our operations is reflected by the currencies that make up our results of operations. In 2004, more than two-thirds of our revenue was realized in currencies other than the euro, including approximately 42% in U.S. dollars. The majority of our subsidiaries carry out businesses that are essentially local, with almost all of their revenue received in local currency and almost all of their costs incurred in local currency. Our exposure to losses resulting from differences between the currencies in which we receive revenue and the currencies in which we incur costs tends to be limited.
      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. The majority of commercial transactions are denominated in the local currencies of the originating countries.

As a result, exchange rate risk is generally not significant. However, we hedge some risk through routine foreign currency hedging.
      Our financial debt mainly consists of notes issued by us exclusively in euros, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by our subsidiaries are in the currency of the borrowing entity and therefore carry no exchange-rate risk. Inter-company loans/borrowings are hedged as appropriate, whenever they present a net exposure to exchange-rate risk.
      Off-balance sheet financial instruments held to manage foreign currency risk are as follows:

I.	Intercompany Receivables and Payables

Currency	Currency	Amount	Amount of Currency	Fair Value of the
Sold	Purchased	of Currency Sold	Purchased	Hedging Instrument

		(Local currency,	(Local currency,	(€ millions)
		in millions)	in millions)
AUD	USD	(45.1)	32.3	(2.1)
CAD	USD	(3.8)	2.9	0.3
CHF	EUR	(1.5)	1.0	0.0
DKK	USD	(40.7)	6.6	(0.6)
EUR	CHF	(26.1)	40.3	0.0
EUR	GBP	(13.2)	9.1	(0.4)
EUR	USD	(465.1)	590.2	(33.4)
GBP	USD	(20.5)	36.3	(1.9)
NOK	EUR	(41.1)	5.0	0.0
NZD	GBP	(18.0)	6.6	(0.2)
SEK	EUR	(54.5)	6.0	0.0
SEK	USD	(148.9)	19.6	(2.2)
THB	EUR	(232.5)	4.5	0.1
USD	EUR	(18.4)	14.9	1.4

Total				(39.0)

II.	Third Party Receivables and Payables

Currency	Currency	Amount	Amount of Currency	Fair Value of the
Sold	Purchased	of Currency Sold	Purchased	Hedging Instrument

		(Local currency,	(Local currency,	(€ millions)
		in millions)	in millions)
CHF	CHF	(1.9)	1.2	0.0
CHF	USD	(0.2)	0.1	0.0
EUR	CAD	(0.2)	0.3	0.0
EUR	GBP	(3.3)	2.3	(0.1)
EUR	USD	(1.1)	1.5	(0.1)
USD	AUD	(1.5)	2.1	0.1
USD	CAD	(1.6)	2.0	0.0
USD	CHF	0.0	0.0	0.0
USD	DKK	0.0	0.1	0.0
USD	EUR	(0.5)	0.4	0.0
USD	GBP	(0.1)	0.1	0.0
USD	INR	(3.0)	132.2	0.0
USD	JPY	(8.9)	905.7	0.0
USD	KRW	(6.2)	6,536.1	0.1
USD	NOK	(0.1)	0.3	0.0
USD	SEK	0.0	0.1	0.0
USD	THB	(0.3)	11.8	0.0

Total				(0.0)

III.	Future Flows (Dividends and Interest Receivable, Firm Sales)

Currency	Currency	Amount	Amount of Currency	Fair Value of the
Sold	Purchased	of Currency Sold	Purchased	Hedging Instrument

		(Local currency,	(Local currency,	(€ millions)
		in millions)	in millions)
EUR	CHF	(0.1)	0.2	0.0
EUR	USD	(1.6)	1.3	(0.1)
JPY	GBP	(39.3)	0.2	0.0
NOK	EUR	(0.9)	0.1	0.0
SEK	EUR	(0.1)	0.0	0.0
THB	EUR	(0.1)	0.0	0.0
USD	CHF	(0.3)	0.3	0.0
USD	CZK	0.0	1.0	0.0
USD	DKK	(0.2)	1.1	0.0
USD	EUR	(15.0)	11.3	0.3
USD	GBP	(11.5)	6.1	0.1
USD	NOK	(0.1)	0.8	0.0
USD	PLN	(0.1)	0.2	0.0
USD	SEK	(0.4)	2.8	0.0

Total				(0.3)

Total I + II + III				(38.7)

      All of these contracts mature in 2005.
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
EQUITY MARKETS RISK
      Our exposure to equity markets risk relates primarily to our investment in equity securities of unconsolidated entities, particularly the Interpublic Group. At December 31, 2004, the market value of our quoted equity securities amounted to € 52 million, compared to a carrying value for French GAAP purposes of € 15 million.
      As of December 31, 2004, we held 13,382,843 million treasury shares, or approximately 6.85% of our total share capital. We are thus exposed to fluctuations in the market price of our shares. Under both French and U.S. GAAP, treasury shares are deducted from consolidated shareholders’ equity.

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      Our chief executive officer and our chief financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2004. Based on that evaluation, our chief executive officer and our chief financial officer have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that (i) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
      There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16A.	Audit Committee Financial Expert
      The supervisory board has determined that Gerard Worms, chairman of the audit committee, is an audit committee financial expert and an independent director.
Item 16B.     Code of Ethics
      We have adopted a code of ethics (as that term is defined in the instructions to Item 16B of Form 20-F) that applies specifically to our chief executive officer, chief financial officer and other principal financial officers. That code of ethics is attached as an exhibit to this annual report. We also adopted a code of ethics applicable to all employees that addresses the subjects referenced in NYSE Rule 303A.10. Our codes of ethics are available on our website, at www.publicis.com. In addition, we undertake to provide a copy of our codes of ethics to any person without charge upon request. Such requests may be directed to our legal department by phone at 33 1 44 43 70 00 or by mail to 133, avenue des Champs-Elysées, 75008 Paris, France.

Item 16C.	Principal Accountant Fees and Services
Accountant Fees
      Ernst & Young Audit and Mazars & Guérard served as our independent auditors for the years ended December 31, 2002, 2003 and 2004, for which audited financial statements appear in this annual report.

      The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Mazars & Guérard in 2004 and 2003.

	2004		2003

	(€ millions)		(€ millions)
	Ernst & Young	Mazars &	Ernst & Young	Mazars &
	Audit	Guérard	Audit	Guérard

Audit Fees	4.0	4.0	4.0	4.0
Audit Related Fees	0.4	0.5	0.3	0.5
Tax Fees	0.1	—	0.2	—
All Other Fees	—	—	—	—
Total Fees	4.5	4.5	4.5	4.5
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
Audit Committee Pre-Approval Policies and Procedures
      The audit committee of our board of directors chooses and submit to AGM’s vote our independent auditors to audit our financial statements, subject to the approval of our shareholders. Since May 2003, our audit committee has followed a policy that requires management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Not applicable.

PART III

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
and Shareholders of Publicis Groupe, S.A.
      We have audited the accompanying consolidated balance sheets of Publicis Groupe, S.A. and subsidiaries (the “Company”), as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Publicis Groupe, S.A. and its subsidiaries at December 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with the accounting principles generally accepted in France.
      Accounting principles generally accepted in France vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in Note 31 to the consolidated financial statements.
Paris, France
March 10, 2005 except for Note 31 — Summary of differences between generally accepted accounting principles in France and the U.S., for which the date is June 24, 2005

Mazars & Guérard, S.A.	Ernst & Young Audit
/s/ Frédéric Allilaire	/s/ Bruno Perrin
Represented by	Represented by
Frédéric Allilaire	Bruno Perrin

CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2004
Consolidated Income Statement

	Notes	2004	2003	2002

	(Millions of euros)
Revenues		3,825	3,863	2,926
Personnel expenses	3	(2,197)	(2,254)	(1,659)
Other operating expenses	4	(921)	(932)	(734)
Total operating expenses		(3,118)	(3,186)	(2,393)
Operating income before depreciation and amortization		707	677	533
Depreciation and amortization expense (excluding goodwill and intangibles arising on acquisition)	5	(117)	(124)	(104)
Operating income before amortization of intangibles on acquisition		590	553	429
Amortization of intangibles arising on acquisition	5	(29)	(31)	(24)
Impairment of intangibles arising on acquisition	5	(123)	—	—
Operating income		438	522	405
Net financial costs	6	(39)	(60)	(28)
Income of consolidated companies before taxes and exceptional items		399	462	377
Exceptional items	7	23	(7)	(3)
Income taxes	8	(134)	(172)	(132)
Net change in deferred taxes related to the OBSA/ Credit Linked Notes (“CLN”) transactions	8	130	—	—
Net income of consolidated companies		418	283	242
Equity in net income of non-consolidated companies	9	6	4	3
Net income before goodwill amortization		424	287	245
Group’s share of net income before goodwill amortization		398	263	216
Goodwill amortization	5	(188)	(113)	(69)
Net income before minority interests		236	174	176
Minority interests		(26)	(24)	(29)
Group net income		210	150	147
Per share data (in euros)	10
Number of shares – basic (thousands)		182,411	182,795	146,262
Net earnings per share		1.15	0.82	0.99
Number of share – diluted (thousands)		251,608	239,541	171,026
Net earnings per share – diluted		0.97	0.75	0.97
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31

	Notes	2004	2003	2002

	(Millions of euros)
ASSETS
Goodwill, net	11	2,470	2,596	3,028
Intangible assets, net	11	740	916	879
Property and equipment, net	12	439	463	599
Investments and other financial assets, net	13	106	481	98
Investments accounted for by the equity method	9	17	30	33
Non-current assets		3,772	4,486	4,637
Inventory and costs billable to clients	14	437	416	295
Accounts receivable	15	3,282	3,263	3,663
Other receivables	16	833	1,086	951
OCEANE redemption premium	17	202	215	227
Marketable securities	18	67	196	342
Cash		1,128	1,219	863
Current assets		5,949	6,395	6,341
Total assets		9,721	10,881	10,978

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock		78	78	78
Additional paid-in capital and retained earnings		803	648	928
Other shareholders’ equity (ORANEs)(1)			—	495
Shareholders’ equity	19	881	726	1,501
Minority interests	20	46	55	100
ORANEs(1)	21	495	495	—
Provisions for contingencies and charges	22	827	1,020	1,169
Bonds, bank borrowings and overdrafts	23	1,960	3,188	2,762
Accounts payable	24	3,694	3,590	3,832
Accrued expenses and other liabilities	25	1,818	1,807	1,614
Bonds, bank borrowings and current liabilities		7,472	8,585	8,208
Total liabilities and shareholders’ equity		9,721	10,881	10,978
Net financial debt	23	563	1,166	1,330

(1)	Reclassification made following clarification of certain rules by the French Financial Markets Authority (Autorité des Marchés Financiers (the “AMF”)) in 2003
The accompanying notes are an integral part of the consolidated financial statements.

SHAREHOLDERS’ EQUITY

			Additional
			Paid-In Capital	Total
	Number	Capital	and Retained	Shareholders’
	of Shares	Stock	Earnings	Equity

		(Millions of euros)
December 31, 2002 before deduction of treasury stock	196,081,129	78	1,739	1,817
Deduction of treasury stock existing at December 31, 2002(1)	(12,790,600)	—	(316)	(316)

December 31, 2002 after deduction of treasury stock	183,290,529	78	1,423	1,501

Dividends paid by Publicis Groupe S.A.		—	(44)	(44)
Translation adjustments		—	(366)	(366)
Increase in capital of Publicis Groupe S.A.	81,928	—	—	—
Negative variance on mergers of Publicis/Somarel/MLMS/MLMS2	(784,804)	—	(13)	(13)
Consolidated net income, group share		—	150	150
Reclassification of ORANEs outside shareholders’ equity(2)		—	(495)	(495)

December 31, 2003 before deduction of treasury stock	195,378,253	78	971	1,049

Deduction of treasury stock existing at December 31, 2003(1)	(13,012,389)	—	(323)	(323)

December 31, 2003 after deduction of treasury stock	182,365,864	78	648	726

Dividends paid by Publicis Groupe S.A.		—	(47)	(47)
Translation adjustments			(106)	(106)
Increase in capital of Publicis Groupe S.A.	92,808	—	—	—
Release of Saatchi & Saatchi provisions			2	2
Impact of LSF requiring consolidation of entity which issued the CLN			(6)	(6)
Application of CNC 03-01 pensions recommendation			(16)	(16)
Reclassification of equity warrants following redemption of the bond component of the OBSA(3)			118	118
Consolidated net income, group share		—	210	210

December 31, 2004 before deduction of treasury stock	195,471,061	78	1,126	1,204
Deduction of treasury stock existing at December 31, 2004(1)	(13,015,843)	—	(323)	(323)

December 31, 2004 after deduction of treasury stock	182,455,218	78	803	881

(1)	Treasury stock held at period end, acquired in the context of stock buyback programs, is deducted from shareholders’ equity (see note 1.2 — accounting policies — treasury stock). Changes during the financial year are shown in a separate table in this note.

(2)	Following clarification issued by the French Financial Markets Authority (AMF) on June 30, 2003 on “interpretation of criteria concerning the classification of hybrid financial instruments in consolidated financial statements,” the ORANEs were reclassified into a separate balance sheet captioned “ORANEs” outside shareholders’ equity.

(3)	Following the redemption of the bond component of the OBSA in September 2004, the 28,125,000 equity warrants, which have an exercise price of 30.5 euros, were reclassified into shareholders’ equity for their amount stated net of tax being 118 million euros (See break-down hereafter).
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	2004	2003	2002

	(Millions of euros)
I — Cash flows from operating activities
Net income before minority interests	236	174	176
Capital (gain) loss on disposal (before tax)	(23)	2	4
Amortization of bond redemption premium and additional interest on OBSA	20	27	16
Depreciation and amortization on fixed assets	457	268	197
Change in deferred taxes(1)	(141)	—	—
Gross operating cash flow	549	471	393
Equity in net income of unconsolidated companies	(6)	(4)	(3)
Dividends received from equity accounted investments	7	1	1
Restructuring expenses	(79)	(141)	—
Change in working capital requirements	299	232	183
Net cash provided by operating activities	770	559	574
II — Cash flows from investing activities
Purchases of property and equipment and intangible assets	(104)	(118)	(74)
Proceeds from sale of property and equipment	3	22	15
Purchases of investments and other financial assets, net(2)	480	(381)	(5)
Acquisitions of subsidiaries(3)	(124)	(200)	(75)
Net cash provided by (used in) investing activities	255	(677)	(139)
III — Cash Flows from Financing Activities
Payment of contingent value rights attached to shares provided as consideration for Saatchi & Saatchi	—	—	(196)
Dividends paid to parent company shareholders	(47)	(44)	(32)
Dividends paid to minority shareholders of subsidiaries	(23)	(20)	(26)
Increase in capital	—	—	—
Change in borrowings(4)	(857)	519	445
Net purchases of treasury stock	—	(5)	(180)
Change in treatment of treasury stock	—	—	(138)
Net cash provided by (used in) financing activities	(927)	450	(127)
IV — Impact of exchange rate fluctuations	(39)	(83)	(76)
Net change in consolidated cash flows (I + II + III + IV)	59	249	232

Cash and marketable securities at January 1	1,415	1,205	799
Bank overdrafts at January 1	(451)	(490)	(316)
Net cash and cash equivalents at beginning of year	964	715	483
Cash and marketable securities at December 31	1,195	1,415	1,205
Bank overdrafts at December 31	(172)	(451)	(490)

Net cash and cash equivalents at end of year(3)	1,023	964	715
Net change in cash and cash equivalents	59	249	232

(1)	Including a net change in deferred taxes of 130 million euros arising, in 2004, on the redemption of the bond component of the OBSA and the sale of the CLN

(2)	Including, in 2003, 380 million euros in respect of the CLN purchased in the second half of that year and, in 2004, 487 million euros in respect of proceeds of their sale in the third quarter

(3)	After deducting the net cash of the companies acquired on the date of their acquisition

(4)	Including 558 million euros corresponding to the redemption of the bond component of the OBSA in the third quarter of 2004 and 193 million euros corresponding to the early redemption, in March 2004, of nearly all the bonds convertible into Interpublic Group (IPG) shares
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004

1.	Summary of Significant Accounting Policies
      Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries (Publicis or the Group) have been prepared in accordance with the new rules and accounting policies applicable to consolidated financial statements in France (“nouvelles règles et méthodes relatives aux comptes consolidés”), approved by the ministerial order of June 22, 1999, which enacted Rule 99-02 of the accounting rules and regulation committee (“Comité de Réglementation Comptable” or “CRC”).
      The consolidated financial statements for the year ended December 31, 2004 reflect the effect of the following new accounting rules applicable as from January 1, 2004:
      CRC rule 04-03 issued on May 4, 2004:

•	The French Financial Security Act (“Loi sur la Sécurité Financière” or “LSF”) of August 1, 2003 includes an accounting regulation which removes the previous requirement that an entity hold shares in another, controlled, entity in order to include it in its scope of consolidation. This new regulation led Publicis to consolidate the entity that issued the CLN as from January 1, 2004. The effect on opening shareholders’ equity is (6) million euros after tax.

•	French national accounting committee (“Conseil national de la Comptabilité” or “CNC”) recommendation 03-01 issued on April 1, 2003 in relation to accounting and valuation rules for pensions and other post employment benefits.
      Publicis applied the recommendation concerning accounting and valuation rules for pensions and other post employment benefits as from January 1, 2004. Furthermore, in accordance with the CNC’s pronouncement of July 22, 2004, Publicis opted for the recognition of actuarial gains and losses in shareholders’ equity as from the initial date of application. The effect of opening shareholders’ equity is (16) million euros after tax.

1.1.	Consolidation Principles and Policies

Reporting Currency
      Publicis prepares and reports its consolidated financial statements in euros.

Scope of Consolidation
      Publicis consolidates all companies over which it exercises sole, direct or indirect, control, as well as companies which it manages and over which it exercises a dominant influence.
      Companies over which Publicis exercises significant influence, which is presumed when the Group’s ownership percentage is greater than 20%, are consolidated using the equity method.
      Certain companies that meet the criteria listed above are not consolidated, because of their non-significant nature (i.e., where non-group revenue are less than € 2 million). Consolidating all of these companies would not have a significant impact on the consolidated financial statements.
      The list of the principal consolidated companies together with their method of consolidation is presented in note 31.

Translation of Financial Statements of Foreign Subsidiaries
      The local currency denominated financial statements of subsidiaries located outside of the euro zone are translated into euros in the following manner:

•	Assets and liabilities are translated at year-end exchange rates;

•	Income statement items are translated at average exchange rates for the year;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Translation gains and losses resulting from the application of these rates are recognized in retained earnings for the Group share with the remainder being recorded in minority interests in the balance sheet.
      The financial statements of subsidiaries based in hyper-inflationary economies are also translated in accordance with the above principles. This is justified by the fact that Publicis has a very limited presence in such economies (such subsidiaries, taken together, contribute less than 1.3% of consolidated revenue).

Year-End
      The consolidated financial statements, and the financial statements of the parent company and almost all consolidated companies, are prepared to a December 31 year-end.

Elimination of Intercompany Transactions
      Transactions between consolidated entities are fully eliminated, as are the corresponding receivables and payables. Similarly intercompany gains or losses on sale, internal dividends and provisions relating to subsidiaries are eliminated on consolidation.
      The correct elimination of both income statement items and intercompany items in the balance sheet is based on a reconciliation process carried out at two levels:

•	Intercompany transactions are systematically reconciled at each month-end closing under a standardized and documented process applied by each Group entity and each of its counterpart entities;

•	A control is carried out centrally to ensure that intercompany transactions declared at month-end are reconciled. All intercompany balance declarations are reconciled individually by pair of companies. Differences resulting from simple errors in the declaration process that should not have an impact on the Group’s results are adjusted in the appropriate balance sheet account captions. If necessary, residual differences are corrected by an adjustment to the consolidated income statement.

1.2.	Accounting Policies

Research and Study Costs
      Publicis records costs of research and studies as expenses in the period in which they are incurred. In 2004, these costs amounted to 25 million euros, as against 27 million euros in 2003.
      These costs relate primarily to the following items: studies and tests related to advertising campaigns, development costs in respect of internet sites and related tools, research programs in respect of consumer behavior and advertisers’ needs in various areas, and studies and modeling conducted in order to optimize media purchases for the Group’s clients.

Goodwill
      Goodwill arising on consolidation represents the difference between the acquisition cost of investments in consolidated companies (including potential additional purchase price consideration, which is recognized in other liabilities when its payment is probable and it can be measured reliably) and the Group’s share in the fair value of identified assets and liabilities at the date of acquisition. Goodwill is tracked in local currency with foreign currency translation differences being recognized at year-end.
      Goodwill is recognized in the balance sheet and is amortized on a straight-line basis in accordance with the following policies:

•	Goodwill amounts of less than € 150,000 are amortized immediately in full;

•	Goodwill related to single country media buying and sales entities is amortized over five years;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Goodwill related to international media buying networks is amortized over twenty years;

•	Goodwill related to advertising and marketing services entities and full service communications networks is amortized over a period varying from 10 to 40 years, depending on the country, size and the specific characteristics of each agency.
      Where an indicator shows that one of these assets may have been impaired, an impairment test is performed by reference to the asset’s value in use, determined on the basis of the present value of estimated future cash flows. Calculations are based on five-year cash flow forecasts, a terminal growth rate for subsequent cash flows and the application of a discount rate to all future flows: in 2004 the discount rate used varied between 9% and 9.5%, and the terminal growth rate varied between 3.5% and 4% depending on the specific characteristics of the businesses in question.

Fair Value Adjustments on Acquisition
      On first consolidation of enterprises over which the group exercises sole control, their identifiable assets and liabilities are measured at fair value. The difference between the value at which such assets and liabilities are initially recognized in the consolidated balance sheet and their prior carrying value in the balance sheet of the controlled enterprise constitutes a fair value adjustment on acquisition.
      Fair value adjustments on acquisition are amortized over the life of the related assets and liabilities.

Other Intangible Assets
      Other intangible assets are comprised primarily of tradenames, client relationships and software.
      Tradenames with a finite useful life and client relationships are amortized over their useful lives. In practice, tradenames are not amortized as they are considered to have indefinite useful lives. Client relationships are amortized over a period from 13 to 40 years.
      The method used to determine the amount of any impairment of intangible assets is based on discounted future cash flows. More precisely, for tradenames, the group uses the “royalty savings” method, which takes into account the future cash flows that the tradename would generate in royalties if a third party were prepared to pay them for use of the tradename. As regards client relationships, the method takes into account the discounted future cash flows expected to be generated by the clients. Independent experts perform the valuations. The financial factors used are consistent with those used for valuation of goodwill balances.
      Capitalized software includes both software for internal use and software used for sales and marketing purposes, and is stated either purchase cost or, when developed internally, at production cost.
      Software is generally amortized over a period of one or two years and never over more than three years.

Property and Equipment
      Property and equipment is stated at historical cost. This is based either on its purchase price or on its value on contribution. A limited number of assets have been revalued in accordance with French legislation; the value of such assets is minor in terms of materiality.
      Property and equipment is depreciated on a straight-line basis over the assets’ useful economic lives.
      Useful lives of property and equipment are generally as follows (straight-line method):

•	Buildings: between 20 and 50 years.

•	Fixtures, fittings and general installations: 10 years.

•	Billboards: 4 to 7 years.

•	Office furniture and equipment: 5 to 10 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Vehicles: 4 years.

•	Computer hardware: 2 to 4 years.
      Assets acquired under capital leases are recognized in property and equipment and a corresponding liability is recognized in financial debt. Such assets are depreciated over the periods as described above. In the income statement, the lease rental expenses are replaced by the interest expense on the debt and the depreciation expense relating to the assets.

Investments in Non-consolidated Companies
      Investments in non-consolidated companies are stated at acquisition cost. A provision for impairment is recognized when their carrying amount exceeds their value in use, which is determined on the basis of criteria such as revalued net assets, capitalized earnings, quoted stock prices, the outlook for the sector or industry and the strategic value of the investment to the Group.

Other Investments
      Other investments are stated at acquisition cost. A provision for impairment is recognized, if required, on the basis of a comparison with their value at the balance sheet date, which is based on the average market price for the last month of the year for listed investments and on probable sale price for non-listed investments.

Loans and Advances to Equity Accounted and Non-consolidated Companies
      This account caption records financial receivables held by consolidated companies on both equity accounted companies and non-consolidated companies in which the Group has an investment.
      A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the entities in question. Such provisions are included in the caption “Provisions on investments and other financial assets.”

Inventory and Costs Billable to Clients
      Inventory and costs billable to represent primarily comprise work-in-progress related to the advertising business, consisting of technical, creative and production work (e.g., graphic design, TV and radio production, editing), which is billable, but has not yet been billed to clients. A provision is recorded when the net realizable value is lower than the production costs incurred. Unbillable work or costs incurred relating to new client development activities are not recognized in assets except when they constitute expenses incurred during the proposal process which may be billed to the client under the terms of the contract.

Accounts Receivable
      Accounts receivable are stated at their nominal value. An allowance for doubtful accounts is recognized for receivables for which there is a risk of non-recovery.
      Accounts receivable denominated in foreign currencies are valued at the year-end exchange rate. Unrealized foreign exchange gains and losses are recognized in the income statement.

Marketable Securities
      The gross value of marketable securities is stated at acquisition or subscription price. If necessary, a provision is recognized on the basis of the average stock market price during the last month of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury Stock
      Pursuant to the recommendations of the French National Accounting Committee (“CNC”), treasury stock held in the company’s portfolio at year end in the context of stock buyback programs is, because of its possible uses (such programs having several objectives), deducted from shareholders’ equity.
      This does not apply to treasury stock held in the context of the liquidity contract put in place in November 2004, which is recognized as an asset under marketable securities.

Hedging Instruments
      The group does not use derivative financial instruments other than routine foreign currency hedging contracts. Gains and losses are recognized in the income statement over the residual life of the hedged instruments and symmetrically match recognition of income and expenses in respect of such hedged instruments.

Pensions and Other Post-employment Benefits
      The Group applies the preferred method under rule 99-02 of the CRC, recognizing all pensions and post-employment benefits in the balance sheet. The group applies the CNC’s recommendation 2003-R01 “Accounting and valuation rules for pensions and other post employment benefits” as from January 1, 2004.
      Provisions are measured in accordance with the laws and regulations specific to each country. Thus:

•	The German and Italian regulatory requirements are applied in respect of lump sum payments on retirement;

•	In France, the terms of the advertising industry’s collective bargaining agreement are applied;

•	In the U.K. and the U.S., pensions and other post-employment benefit obligations are outsourced in plans managed by insurance companies.
      These plans may be either:

•	Defined contribution plans: the amount of Group contributions to the plan is recognized as an expense during the period;

•	Defined benefit plans: the cost of defined benefits is separately determined for each plan using the projected unit cost actuarial method. Actuarial gains and losses are recognized in income or expense when cumulative non-recognized actuarial gains and losses for a given scheme exceed 10% of the greater of the amount of the defined benefit commitment obligation or the fair value of plan assets. These gains and losses are recognized over the expected average residual working life of the employees covered by the plans.

Provisions for Litigation and Claims
      The group recognizes a provision in each case where a risk related to litigation or a claim of any type (commercial, regulatory, tax or employee related) is identified, where it is probable that an outflow of resources will be necessary to extinguish this risk and where a reliable estimate of costs to be incurred can be made. In such cases, the amount of the provision is determined by the agencies and their experts, under the supervision of the Group’s head office teams, on the basis of their best estimate of the probable costs related to the litigation or the claim.

Restructuring Provisions
      Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In the context of acquisitions, provisions are recognized as soon as the programs have been clearly defined and their cost has been estimated. They are included in the calculation of goodwill.
      These costs consist primarily of severance and early retirement payments, other employment expenses, and in some cases write-downs of property and equipment and other assets.

Vacant property provisions
      A provision is recognized for the amount of rent and related expenses to be paid — net of any sublease revenue to be received — for all buildings that are sublet or vacant and are not intended to be used in the context of the Group’s principal activities.
      In the context of acquisitions, provisions are also recorded when the acquired company has property rental contracts with less favorable terms than those prevailing in the market at the acquisition date.

Bonds and Notes Issued
      Bonds are recognized at par value. In cases where a redemption premium exists, the bond liability is increased by the total amount of such a premium. This entry is balanced by recognition in assets of an identical redemption premium amount, which is amortized over the life of the bond on an actuarial basis.
      When securities are issued as consideration for an acquisition, they are recognized at their fair value at that date.

Revenue
      A written agreement with clients (i.e., purchase order, letter, contract) indicating the nature and the amount of the work to be performed is required for the recognition of revenue. The Group’s revenue recognition policies are summarized below:

•	For commission based customer arrangements (excluding production):

•	advertising creation: recognition at date of publication or broadcast;

•	media space buying services: recognition at date of publication or broadcast.

•	For other customer arrangements (i.e., project based arrangements, fixed fee arrangements, time-based arrangements) and production:

Revenue is recognized in the accounting period in which the service is rendered. Services are considered to be rendered by reference to the percentage-of-completion method, irrespective of whether invoices have been issued to the client or not, once the outcome of the transaction can be estimated reliably.

Income Taxes
      Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. Deferred taxes, resulting from temporary differences between the tax value and the carrying amount of assets and liabilities, are recognized in accordance with French accounting standards.
      Taxable and deductible temporary differences are identified by date of maturity and entity-by-entity and are offset, if applicable, on a year-by-year basis.
      Deferred taxes are calculated based on the tax laws and tax rates in effect at year-end, unless different tax rates have been legally enacted for future periods. The impact of changes in tax rates is recorded in the income statement in the period in which the change in the tax rate is decided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred tax assets are only recognized when the taxable entities in question are reasonably assured of being able to utilize them in future periods.

Exceptional Items
      Publicis presents items that do not result from normal operations under the “Exceptional items” caption. Items appearing under this heading include gains and losses on the sale of non-current assets and the termination costs of discontinued business operations.

Exposure to Interest Rate Risk
      The period to maturity of financial assets and liabilities at December 31, 2004 is as follows:

	<1 Year	1 to 5 Years	>5 Years	Total

	(In millions of euros)
Financial liabilities(1)	220	672	1,068	1,960
Financial assets(2)	(1,195)	—	(202)	(1,397)
Net position before financial management(3)	(975)	672	866	563
Off-balance sheet instruments	—	—	—	—
Net position after financial management	(975)	672	866	563

(1)	Gross financial indebtedness

(2)	Redemption premium on Oceane, marketable securities and cash

(3)	Equal to net financial indebtedness as defined in note 23 – Bonds, Bank borrowings and overdrafts
      Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.
      At the end of 2004, the Group’s gross financial indebtedness is comprised, for almost 90% of its amount, of fixed rate loans at an average interest rate of 3.4%. Net variable rate indebtedness, after deducting cash and cash equivalents, is negative: an increase of 1% of short-term interest rates would have a positive effect of 10 million euros on the group’s pre-tax profits.
      During 2004, the Group did not use derivative financial instruments to hedge against interest rate risks.

Liquidity Risk
      To protect itself from liquidity risk, Publicis has substantial cash and cash equivalents (cash at bank and marketable securities totaling € 1.195 million at December 31, 2004), as well as unused credit lines amounting to € 1.476 million, which allow it to meet the short-term portion of its financial debt.
      These credit lines include, in an amount of one billion euros, a multicurrency loan facility, which has not been drawn down at December 31, 2004.
      Further, excluding bank overdrafts, most of the Group’s debt consists of bonds which do not include specific covenants. They only include standard credit default event clauses (i.e., liquidation, bankruptcy or default, either on the debt itself or on repayment of another debt if higher than a given threshold). The only early redemption options exercisable by bondholders are in respect of the Oceane 2018 and are exercisable successively in January 2006, 2010 and 2014.

Exchange Rate Risk
      The majority of sales transactions are denominated in the local currencies of the countries in which they are transacted. As a result, exchange rate risk relating to such transactions is not very significant and is occasionally hedged through foreign currency hedging contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Group’s financial indebtedness is mainly comprised of bonds, issued by the parent company (see note 23), which are solely denominated in euros and are not subject to exchange rate hedges. Short-term credit lines and bank overdrafts used in the ordinary course of business by subsidiaries are denominated in the functional currency of the local company. No exchange rate risk thus exists in respect of these balances.
      As regards intercompany loans and borrowings, these are subject to appropriate hedges if they present a net exposure to exchange rate risk. It should however be noted that, as most treasury needs of subsidiaries are financed at country level through cash pooling mechanisms, international financing operations are limited in number and in duration.
      The table below summarizes hedging contracts in place at December 31, 2004:
I — Intercompany Receivables and Payables

Currency	Currency	Amount of Currency	Amount of Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedging Instrument

		(Local currency,	(Local currency,	(Euro in millions)
		in millions)	in millions)
AUD	USD	(45.1)	32.3	(2.1)

CAD	USD	(3.8)	2.9	0.3
CHF	EUR	(1.5)	1.0	0.0
DKK	USD	(40.7)	6.6	(0.6)
EUR	CHF	(26.1)	40.3	0.0
EUR	GBP	(13.2)	9.1	(0.4)
EUR	USD	(465.1)	590.2	(33.4)
GBP	USD	(20.5)	36.3	(1.9)
NOK	EUR	(41.1)	5.0	0.0
NZD	GBP	(18.0)	6.6	(0.2)
SEK	EUR	(54.5)	6.0	0.0
SEK	USD	(148.9)	19.6	(2.2)
THB	EUR	(232.5)	4.5	0.1
USD	EUR	(18.4)	14.9	1.4

				(39.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
II — Third Party Receivables and Payables

Currency	Currency	Amount of Currency	Amount of Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedging Instrument

		(Local currency,	(Local currency,	(Euro in millions)
		in millions)	in millions)
CHF	EUR	(1.9)	1.2	0.0

CHF	USD	(0.2)	0.1	0.0
EUR	CAD	(0.2)	0.3	0.0
EUR	GBP	(3.3)	2.3	(0.1)
EUR	USD	(1.1)	1.5	(0.1)
USD	AUD	(1.5)	2.1	0.1
USD	CAD	(1.6)	2.0	0.0
USD	CHF	0.0	0.0	0.0
USD	DKK	0.0	0.1	0.0
USD	EUR	(0.5)	0.4	0.0
USD	GBP	(0.1)	0.1	0.0
USD	INR	(3.0)	132.2	0.0
USD	JPY	(8.9)	905.7	0.0
USD	KRW	(6.2)	6536.1	0.1
USD	NOK	(0.1)	0.3	0.0
USD	SEK	0.0	0.1	0.0
USD	THB	(0.3)	11.8	0.0

				(0.0)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
III — Future Flows (dividends and interest receivable, firm sales)

Currency	Currency	Amount of Currency	Amount of Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedging Instrument

		(Local currency,	(Local currency,	(Euro in millions)
		in millions)	in millions)
EUR	CHF	(0.1)	0.2	0.0

EUR	USD	(1.6)	1.3	(0.1)
JPY	GBP	(39.3)	0.2	0.0
NOK	EUR	(0.9)	0.1	0.0
SEK	EUR	(0.1)	0.0	0.0
THB	EUR	(0.1)	0.0	0.0
USD	CHF	(0.3)	0.3	0.0
USD	CZK	0.0	1.0	0.0
USD	DKK	(0.2)	1.1	0.0
USD	EUR	(15.0)	11.3	0.3
USD	GBP	(11.5)	6.1	0.1
USD	NOK	(0.1)	0.8	0.0
USD	PLN	(0.1)	0.2	0.0
USD	SEK	(0.4)	2.8	0.0

				0.3

	TOTAL I + II + III			(38.7)
      In addition, changes in exchange rates between other currencies and the euro (the Group’s reporting currency) may have an impact on the Group’s consolidated balance sheet and income statement.
      For information purposes, the breakdown of Group revenue by currency of origination is as follows:

Revenues by Currency	2004	2003

Euro	27%	25%
US dollar	42%	44%
Pound sterling	10%	9%
Others	21%	22%

Total	100%	100%

      A fall of 1% in the value of the euro with respect to all other currencies would have the following, favorable, effect:

•	28 million euros on 2004 consolidated revenue;

•	4 million euros on 2004 operating income.
      A fall of 1% in the value of the euro with respect to the dollar would have the following, favorable, effect:

•	16 million euros on 2004 consolidated revenue;

•	3 million euros on 2004 operating income.
     Country Risk
      Publicis’ operations in geographic regions considered to be at risk (Asia, Latin America) continue to represent a relatively minor share (11%) of consolidated revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Exposure to Share Related Risks
      The main shareholdings that are exposed to a significant market risk are treasury stock in Publicis and shares in Interpublic Group (IPG):

•	Treasury stock in Publicis:
      A decline in the value of treasury stock purchased in the context of stock buyback programs would not have an impact on earnings as the carrying value of such treasury stock is deducted from shareholders’ equity.
      For treasury stock acquired in the context of the liquidity contract, a reduction of 10% in its value would, on the basis of shares held at December 31, 2004, generate an income statement expense of 0.9 million euros.

•	IPG shares:
      Given Publicis’ substantial unrealized capital gain on IPG shares at December 31, 2004 (market value represents more than three and a half times the carrying value in the consolidated financial statements), a 10% decrease in their market value would not be sufficient to require recognition of a provision.
      The effect of a 10% decrease in the market value of stockholdings owned by Publicis is as follows:

	Treasury Stock Purchased
	in the Context of:

	Stock Buyback		Other
	Programs	Liquidity Contract	(IPG Shares)

	(Millions of euros)
Asset position	0	(0.9)	0

Earnings Per Share and Diluted Earnings Per Share
      Earnings per share is calculated by dividing net income by the weighted average number of ordinary shares in issue during the period. Treasury stock acquired in the context of stock buyback programs is not included in the total number of shares in issue for the purposes of this calculation.
      Diluted earnings per share is calculated on the basis of the weighted average number of shares that would result from the exercise of stock options and equity warrants outstanding at the balance sheet date, together with the conversion of all convertible bonds (OCEANEs) into shares and redemption of all ORANEs in shares. However, instruments that have an anti-dilutive effect on earnings per share are not taken into account.
      Diluted earnings per share is calculated using the treasury stock method.

2.	Comparability of Financial Statements
2.1. Presentation of Financial Statements
      Because of the material effect of a number of operations in 2004, it was considered that it was appropriate to show the following items in separate captions on the face of the income statement:

•	Impairment of intangibles arising on acquisitions; and

•	Net change in deferred taxes related to the OBSA/CLN transactions.
2.2. Bcom3 Acquisition
      The acquisition of the Bcom3 group was completed on September 24, 2002. The Group finalized its valuation of identifiable assets and liabilities in December 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms of Acquisition
      Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following securities to Bcom3 shareholders:

•	56,250,000 new Publicis shares with a value on issue of € 30.50 (with a par value of € 0.40 and a premium of € 30.10 per share) ;

•	Bonds with a par value of € 858 million comprised of 1,562,500 ORANEs redeemable into 28,125,000 new or existing Publicis shares; and

•	Bonds with a par value of € 858 million, comprised of 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.

Characteristics of the Bonds Issued on the Acquisition of Bcom3

•	ORANEs — Bonds redeemable into new or existing shares

This 20-year bond issue, given as consideration for a portion of Bcom3 shares, is comprised of 1,562,500 ORANEs with a par value of 549 Euros, for a total par value of 857,812,500 Euros.

Each ORANE entitles the bearer to receive 18 existing or new Publicis shares, at the rate of one per year commencing on September 1, 2005 and concluding on the 20th anniversary of the bond (2022). In parallel, the value of the ORANE is reduced by 30.50 euros per year on each of these dates.

ORANEs bear interest at 0.82% of par value. This interest payable will be reviewed for the first time on payment of the coupon for the period September 1, 2004 to September 1, 2005, on the basis of 110% of the average of dividends over the last three financial years, however the revised coupon cannot be less than 0.82% of the par value of the ORANE.

•	OBSAs — Bonds with detachable equity warrants

The 20-year bond with detachable equity warrants was issued on September 24, 2002 as consideration for a portion of the Bcom3 shares. It was composed of 2,812,500 bonds, with a par value of 305 Euros, for a total amount of 857,812,500 Euros. The bonds bore interest at 2.75% of par value.

Ten warrants were attached to each bond entitling the bearer to subscribe, at any moment during the period from September 24, 2013 to September 24, 2022, for a Publicis share at an exercise price of 30.50 Euros by making full cash payment on subscription.

The bond component of the OBSAs was redeemed in September 2004 in the context of the program to simplify the balance sheet structure, the equity warrants remain exercisable under the conditions outlined above.

Purchase Price
      Pursuant to Rule 99-02 of the CRC, the securities provided as consideration for the acquisition were valued at fair value at the date of acquisition, September 24, 2002:

•	The 56,250,000 new Publicis shares were valued at the market price at the date of acquisition (€ 17.60 per share), representing a total value of € 990 million.

•	The 1,562,500 ORANEs were valued at € 495 million, corresponding to their fair value at the date of acquisition, determined on the basis of the stock market price of Publicis shares at that date. Based on the results of a detailed assessment of the characteristics of this financial instrument, the ORANEs have been classified in a separate caption “ORANEs,” outside shareholders equity, in the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The OBSAs were valued at € 642 million, an amount which includes the present value of the bond component at the acquisition date (€ 445 million) and the fair value of the equity warrants (€ 197 million). Both of these values were calculated jointly by our internal experts and our adviser banks using a 8.5% discount rate for the bond component of the OBSA and using the Black & Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%).
      The total acquisition price of € 2,257 million breaks down as follows:

(Millions of euros)

Value of Publicis shares	990
Value of ORANEs	495
Value of OBSAs	642
Net deferred tax liability on the OBSA valuation adjustment	74
Acquisition expenses (net of tax)	56

Total	2,257

Goodwill
      Final goodwill of € 1,874 million breaks down as follows (amounts net of tax, with a tax effect of € 165 million):

(Millions of euros)

Purchase price	2,257
– Bcom3 negative shareholder’s equity under French accounting standards	68
+ Fair value of identified assets and liabilities:
Restructuring expenses	141
Vacant property provisions	168
Retirement obligation provisions	45
Other items	64
– Allocated to plant and equipment	59
– Allocation to intangible assets	(578)
– Effect of foreign exchange	(350)

Gross goodwill at December 31, 2004	1,874

      Goodwill is amortized over 40 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation to Intangible Assets
      The intangible assets resulting from the identification of Bcom3’s assets and liabilities, as determined by an independent expert, are as follows:

(Millions of euros)

Client relationships	309
Tradenames	387
Other	7
Allocation to intangible assets(1)	703
Deferred tax liabilities on the above	(125)

Total allocation made at the end of 2003	578

(1)	As of 31 December 2004, taking account of the effect of changes in foreign exchange rates of 114 million euros, the gross value of intangible assets as allocated is 589 million euros.
      Client relationships are amortized over their estimated useful lives, being 17 years. Tradenames are not amortized as they are considered to have an indefinite useful life.

2.3.	Other Changes in Scope of Consolidation
      The Group completed several acquisitions which, though not material on an overall basis because of their size, were important for several of our businesses (United Campaigns in Russia, Thompson Murray and CLT in the U.S.). All these acquisitions taken together represent less than 1% of consolidated revenues and made a positive contribution of 1% to net income before goodwill amortization.
      No material disposal took place in the year. All disposals and discontinued activities taken together represent less than 1% of consolidated revenue.

3.	Personnel Expenses and Headcount
      Personnel expenses include salaries, commissions, bonuses, employee profit sharing and holiday pay. Personnel expenses also include both social security charges related to salaries and other employee benefits. Taxes other than income taxes that are based on the level of salaries are however included in other operating expenses.

Remuneration of Supervisory Board and Management Board Members
      Remuneration paid to members of the supervisory board and the management board during 2004 amounted to 1 million euros and 15 million euros respectively, as against 1.1 million euros and 7.6 million euros in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Breakdown of Headcount

	December 31,	December 31,	December 31,
	2004	2003	2002

By geographical zone:
— France	3,795	3,700	3,810
— Other European countries	10,356	10,032	10,417
— North America	11,308	11,139	11,409
— Rest of world	10,925	10,295	10,045

Total	36,384	35,166	35,681
Breakdown By Function (in %):(1)
Commercial	22%
Creative	17%
Production and specialized activities	15%
Media and research	22%
Administration and Management	17%
Other	7%
Total	100%

(1)	The breakdown envisaged by rule 99-02, under which headcount is analyzed between “managers” (“cadres” in the French text), clerical staff and workers, does not appear to be relevant in the context of the sector of activity in which the Group operates and, also, as most of the Group’s operations are based outside France where the concept of a specific “manager” category does not generally exist. The Group thus preferred to analyze headcount by function.

4.	Other Operating Expenses
      Other operating expenses include all external charges other than production and media purchases. They also include taxes (other than income taxes) and additions to and reversals of provisions.

5.	Depreciation and Amortization Expense

	2004		2003	2002

	(Millions of euros)
Amortization expense on other intangible assets (excluding goodwill and intangibles arising on acquisition)	10		16	7
Depreciation of property and equipment	107		108	97

Depreciation and amortization on other intangible assets and property and equipment	117		124	104
Amortization of intangibles arising on acquisition	29		31	24
Impairment of intangibles arising on acquisition	123	(1)	—	—
Goodwill amortization	188	(2)	113	69

Total depreciation and amortization expense	457		268	197

(1)	In the context of reorganization of the Group, Publicis decided to refocus its activities on its top tradenames and to rapidly discontinue use of certain less attractive tradenames. The average useful life of client relationship intangibles was also reduced. In consequence, the Group recorded an impairment loss of 123 million euros, which mainly concerns Fallon, Frankel and Nelson. These impairment losses were calculated on the basis of reports prepared by independent experts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Including 88 million euros of exceptional goodwill amortization which mainly related to Triangle — U.K. (12 million euros), Casadevall & Pedreno — Spain (9), Publicis Peru (9), Winner & Associates — USA (6), Publicis Graphics — Lebanon (6), Publicis Salles Norton — Brazil (6), Publicis Basic Philippines (5), Wet Desert — Malaysia (4), Ariely — Israel (4). No other impairment loss in respect of a subsidiary exceeded 3 million euros.

6.	Net Financial Costs

	2004	2003	2002

	(Millions of euros)
Interest and other financial costs, net	(39)	(53)	(26)
Foreign currency gains (losses), net	7	2	(5)
Dividends received from non-consolidated companies	1	1	4
Provisions against treasury stock	—	—	(1)
Financial expense on unwinding of discounts on long-term provisions	(8)	(10)	—

Total	(39)	(60)	(28)

7.	Exceptional Items

	2004	2003	2002

	(Millions of euros)
Discontinuance of activities and other adjustments to structures	(1)	(5)	(7)
Capital gains on redemption of the bond component of the OBSA and sale of the CLN	26	—	—
Other capital gains (losses) on disposal	(2)	(2)	4

Exceptional items	23	(7)	(3)

8.	Income Taxes

Analysis of Income Tax Expense

	2004	2003	2002

	(Millions of euros)
Current tax expense	(145)	(164)	(145)
Deferred tax expense — excluding exceptional items	11	(8)	13

Income taxes	(134)	(172)	(132)
Net change in deferred taxes related to capital gains on redemption of the bond component of the OBSA and the sale of the CLN	130	—	—

Total income tax expense (including net change in deferred taxes related to capital gains on disposal)	(4)	(172)	(132)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Effective Tax Rate
      The effective tax rate is as follows:

	December 31,	December 31,	December 31,
	2004(1)	2003	2003

	(Millions of euros)
Income of consolidated companies before taxes and goodwill amortization	422	455	374
Exceptional capital gain on redemption of the bond component of the OBSA and sale of the CLN(1)	(26)
Income of consolidated companies before taxes, goodwill amortization and OBSA/ CLN capital gain	396
French tax rate	34.33%	34.33%	34.33%
Expected tax expense:	(137)	(156)	(128)
Effect of:
— Differences in income tax rates	(4)	(8)	(2)
— Use of prior tax losses and recognition of deferred tax assets in respect of prior year losses	35	8	28
— Losses in year for which no deferred tax asset was recognized and provisions against deferred tax assets	(12)	(31)	(17)
— Permanent differences	(16)	15	(13)
Income taxes per the income statement:(1)	(134)	(172)	(132)
Effective tax rate	33.8%	37.8%	35.3%

(1)	In 2004, the transactions involving the redemption of the bond component of the OBSA and the sale of the CLN led to recognition of an exceptional gain of 26 million euros together with a net change in deferred taxes of 130 million euros. These transactions were excluded from the calculation of the effective tax rate in order to enable comparison with prior financial years. If exceptional items are not excluded the effective tax rate in 2004 was 0.9%.
      It should be noted that various subsidiaries in the Group have tax loss carryforwards in respect of which a deferred tax asset has not been recognized in the consolidated balance sheet because of uncertainties related to restricted possibilities for use of these losses and to their expiry in the relatively near future. They amount to 460 million euros at December 31, 2004, of which 260 million euros are of French origin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Taxes Recognized in the Balance Sheet
      Deferred tax assets and liabilities are included in the following balance sheet account captions:

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Other receivables:
— Short-term portion	76	125	155
— Long-term portion	295	271	274

Total deferred tax assets	371	396	429
Provisions for contingencies and charges:
— Short-term portion	(14)	(13)	(14)
— Long-term portion	(170)	(223)	(233)

Total deferred tax liabilities	(184)	(236)	(247)

Deferred tax assets, net	187	160	182

Sources of Deferred Taxes

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Deferred tax assets arising from temporary differences	357	392	425
Deferred tax assets arising from loss carryforwards	14	4	4

Total deferred tax assets	371	396	429
Deferred tax liabilities arising from temporary differences	(27)	(28)	(5)
Deferred tax liabilities attributable to restatement of assets and liabilities at fair value on acquisitions	(157)	(208)	(242)

Total deferred tax liabilities	(184)	(236)	(247)

Deferred tax assets, net	187	160	182

9.	Investments Accounted for by the Equity Method
      Investments accounted for by the equity method at December 31, 2004 amounted to € 17 million (at December 31, 2003: € 30 million; at December 31, 2002: € 33 million).
      Changes in this account caption in 2004 were as follows:

Balance sheet
value

(Millions of
euros)
Total at December 31, 2003	30
New acquisitions	1
Disposals	(2)
Group share of earnings in 2004	6
Dividends paid in 2004	(7)
Effect of foreign currency and other	(11)

Total at December 31, 2004	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The main entities accounted for under the equity method are Bartle, Bogle Hegarty (BBH) and International Sports and Entertainment (iSe). Their carrying values on the balance sheet amount to 9 million euros and 1 million euros, respectively. iSe, which was created jointly in 2003 between Publicis (45%) and Dentsu (45%), won the “Hospitality and Prestige Ticketing” program in respect of the FIFA 2006 World Cup Football Championship.

10.	Earnings Per Share and Diluted Earnings Per Share
      Earnings per share is calculated taking into account Group net income of 210 million euros and an average number of shares of 182,410,451, as against Group net income of 150 million euros and 182,795,496 shares in 2003.
      Diluted earnings per share is calculated taking into account net income of 210 million euros, adjusted for an amount of 34 million euros representing financial costs related to both the OCEANEs and the ORANEs, being adjusted income of 244 million euros, as against 181 million euros in 2003.
      The average number of shares taken into consideration is 251,607,849, after taking into account potential share issues resulting from the conversion of financial debt and the exercise of stock options and equity warrants in circulation, in all cases where such instruments have a dilutive effect of earnings per share. In this respect it should be noted that the calculation of dilution, when funds are obtained at the date of exercise of rights attached to certain instruments, is performed using the treasury stock method. Thus potential exercise of stock options whose exercise price is greater than 24.36 euros (being the average share price in December 2004), and of equity warrants whose exercise price is 30.5 euros, was not taken into consideration in determining the diluted number of shares. The number of shares taken into consideration in 2003 was 239,540,546.
11.     Goodwill and Intangible Assets, Net
      Goodwill balances in respect of consolidated companies can be analyzed as follows:

		North	Rest of the
	Europe	America	World	Total

	(Millions of euros)
Net value 2002	784	1,780	464	3,028

Net value 2003	893	1,218	485	2,596

2004 financial year:
Gross goodwill at January 1, 2004	1,059	1,312	522	2,893
Acquisitions in 2004 and effects of foreign currency fluctuations	(15)	101	(56)	30

Total gross value	1,044	1,413	466	2,923
Cumulative amortization	(290)	(115)	(48)	(453)

Net value 2004	754	1,298	418	2,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in Goodwill and Other Intangible Assets, Gross

	Gross Value

		Tradenames and	Software and
	Goodwill	Client Relationships	Other	Total

	(Millions of euros)
December 31, 2002	3,244	847	122	4,213

Reclassifications	(213)	213	—	—
Additions	269	—	17	286
Disposals	(8)	(4)	(30)	(42)
Translation and other	(399)	(106)	(9)	(514)

December 31, 2003	2,893	950	100	3,943

Additions	99	3	28	130
Disposals	(30)	(5)	(10)	(45)
Translation and other	(39)	(41)	(19)	(99)

December 31, 2004	2,923	907	99	3,929

      Determination of fair value of identified intangible assets at acquisition date was performed by independent experts in respect of material acquisitions (Bcom3, Fallon, Frankel, Nelson, ZenithOptimedia).

Changes in Accumulated Amortization of Goodwill and Other Intangible Assets

	Accumulated Amortization

		Tradenames and
	Goodwill	Client Relationships	Software and Other	Total

	(Millions of euros)
December 31, 2002	216	15	75	306

Increases	113	31	16	160
Decreases	(3)	(2)	(16)	(21)
Translation and other	(29)	22	(7)	(14)

December 31, 2003	297	66	68	431

Increases(1)	188	152	10	350
Decreases	(8)	(1)	(8)	(17)
Translation and other	(24)	(14)	(7)	(45)

December 31, 2004	453	203	63	719

(1)	Including 88 million euros of impairment losses in respect of goodwill and 123 million euros of impairment losses in respect of tradenames and client relationships (see note 5 – Depreciation and Amortization).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Property and Equipment, Net

Changes in Gross Value of Property and Equipment

	Gross Value

	Land and
	Buildings	Other	Total

	(Millions of euros)
December 31, 2002	196	1,134	1,130

Changes to scope of consolidation	—	2	2
Additions	—	103	103
Disposals and write offs	(1)	(149)	(150)
Translation and other	(37)	(52)	(89)

December 31, 2003	158	1,038	1,196

Changes to scope of consolidation	—	4	4
Additions	—	94	94
Disposals and write offs	(4)	(130)	(134)
Translation and other	(12)	(103)	(115)

December 31, 2004	142	903	1,045

Land and Buildings
      The net book value of land and buildings of which Publicis is the proprietor is € 45 million.
      The Group’s principal property asset is its corporate headquarters located at 133 avenue des Champs-Elysées in Paris. This seven-story building comprises about 12,000 square meters of office space primarily occupied by Group companies and 1,500 square meters of commercial property occupied by the Publicis Drugstore and two public cinemas. Following the completion of the major renovation program of the Drugstore and the cinemas, started at the end of 2001, the Drugstore re-opened to the public as of February 4, 2004.
      The parent company, Publicis Groupe S.A., also owns four floors of the building occupied by Leo Burnett at 15 rue du Dôme in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space which is for the most part occupied by Group companies.
      Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima and Seoul, comprising a total of 14,000 square meters, all in city center locations.

Other Property and Equipment
      The Group has significant information systems equipment dedicated to the creation and production of advertising, management of media buying and administrative functions.
      In addition, gross property and equipment includes € 80 million (€ 20 million net book value) of billboards and furniture and fixtures belonging to the Group’s outdoor display companies, principally JC Decaux Nederland (ex-Publex) in the Netherlands, and Métrobus, a media sales unit specializing in public transportation advertising space.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets Under Capital Leases
      The net book value of such assets in the consolidated balance sheet is € 98 million at December 31, 2004. The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract is in respect of assets with a value of € 91 million depreciable over 40 years and has been valued by an independent expert. The office building is located at 35 West Wacker Drive in Chicago (U.S.).

Changes in Accumulated Depreciation of Property and Equipment

	Accumulated Depreciation

	Land and
	Buildings	Other	Total

	(Millions of euros)
December 31, 2002	21	710	731

Changes to scope of consolidation	—	2	2
Increases	7	101	108
Decreases	(1)	(73)	(74)
Translation and other	(15)	(19)	(34)

December 31, 2003	12	721	733

Changes to scope of consolidation	—	2	2
Increases	3	104	107
Decreases	(1)	(129)	(130)
Translation and other	(8)	(98)	(106)

December 31, 2004	6	600	606

13.	Investments and Other Financial Assets, Net

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Investments in non-consolidated companies	28	29	32
Loans and advances to equity accounted and non- consolidated companies	27	21	31
CLN	—	392	—
Other financial assets, gross	70	58	52

Gross value	125	500	115
Provisions on investments and other financial assets	(19)	(19)	(17)

Net value	106	481	98

Credit Linked Notes
      In July 2003, Publicis invested in 380 million euros of CLN related to the credit risk of Publicis. The company that issued the CLN is an entity controlled by Publicis under the criteria set out in CRC rule 99-02, however it was not consolidated at December 31, 2003 due to Publicis not having a shareholding in the entity at December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As from January 1, 2004, in accordance with the requirement of the French Financial Security act (LSF) that special purpose entities controlled under the criteria set out in CRC rule 99-02 be consolidated, the company that issued the CLN has been included in Publicis’ scope of consolidation.
      The consequences are as follows:

•	In the opening balance sheet at January 1, 2004, a provision of 5 million euros against the Italian state treasury bills, previously recorded in the balance sheet of the company that issued the CLN, was recognized through consolidated shareholders’ equity (having an after tax effect of (3) million euros on consolidated shareholders’ equity);

•	Remuneration of the CLN is limited to interest earned on the Italian state treasury bills. The effect of the resulting adjustment on opening shareholders’ equity is (3) after tax;

•	Under French GAAP, the Asset Swap and the Credit Default Swap are not recognized in the balance sheet but, rather, are included in off-balance sheet commitments.
      In September 2004, in the context of the program to simplify the Group’s balance sheet, all the CLN were sold. The overall effect of this transaction and the transaction involving the redemption of the bond component of the OBSA is 26 million euros (before tax effect) and is included in exceptional items.
     Breakdown of investments in non-consolidated companies at December 31, 2004

	%	Gross	Net	Market
	Ownership	Value	Value	Value

	(Millions of euros)
Interpublic Group (IPG)	1.3	15	15	52
Other	—	13	13	—

Total		28	28

      Summary information concerning IPG (consolidated figures):

2003

(Millions of dollars)
Revenue	5,863
Net income	(452)
Shareholders’ equity at December 31	2,606

14.	Inventory and Costs Billable to Clients

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Gross book value	439	418	298
Provisions against inventories	(2)	(2)	(3)
Net book value	437	416	295

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Accounts Receivable

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Trade accounts receivable	3,323	3,315	3,716
Notes receivable	11	11	15
Gross value	3,334	3,326	3,731
Allowance for doubtful accounts	(52)	(63)	(68)
Net book value	3,282	3,263	3,663
      All receivables are due in less than one year.
      It should be noted that when Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement movement), the related accounts receivable are recorded in “Other receivables” in the balance sheet.

16.	Other Receivables

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Taxes receivable	155	224	107
Receivables on transactions performed as an agent	86	129	79
Advances to suppliers	31	44	45
Other receivables	112	207	200
Prepaid expenses and other	81	94	95
Gross book value	465	698	526
Provision	(3)	(8)	(4)
Net book value (excluding deferred tax assets)	462	690	522
Deferred tax assets, net	371	396	429
Net book value (including deferred tax assets)	833	1,086	951
      Other receivables are due within one year, with the exception of deferred tax assets.
      Deferred tax assets at December 31, 2003 include 68 million euros related to restructuring and vacant property provisions recognized in respect of the Bcom3 acquisition.

17.	OCEANE Redemption Premium
      The gross amount of the OCEANE redemption premium at December 31, 2004 is 239 million euros. The redemption premium is amortized using the actuarial method over the 16-year term of the bond. At December 31, 2004, accumulated amortization of the premium was 37 million euros.

18.	Marketable Securities
      The net book value of the portfolio of marketable securities at December 31, 2004 is 67 million euros, consisting primarily of money market funds, mutual funds, certificates of deposit and bonds. It also includes Publicis treasury stock purchased in the context of the liquidity contract — the net amount of such treasury stock is 9 million euros at December 31, 2004. The market value of marketable securities is equal to their book value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Shareholders’ Equity

Changes in Composition of the Treasury Stock Portfolio Held in the Context of Stock Buyback Programs
      The following movements took place on the treasury stock portfolio in 2004:

		Amount Deducted
	Number of	from Shareholders’
	Shares	Equity

	(Millions of euros
	except for number of shares)
Treasury stock held at December 31, 2003	13,012,389	323
Purchases in 2004 at an average price of 25.58 €	20,000	1
Stock options exercised	(16,546)	(1)

Treasury stock held at December 31, 2004	13,015,843	323

Effect of Reclassification of Equity Warrants into Shareholders’ Equity
      The net amount reclassified is 118 million euros broken down as follows (millions of euros):

Fair value at date of acquisition	197
Amortization over 20 years, cumulative amount at September 17, 2004	(17)
Deferred tax asset	(62)
Net amount reclassified	118
     Impact of the Saatchi & Saatchi Acquisition
      The acquisition of Saatchi & Saatchi, which was completed in 2000, was treated in accordance with the authorized alternative method under article 215 of Rule 99-02 of the CRC which enabled Publicis to substitute the value of the net assets acquired, adjusted to comply with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. As a result, no goodwill was recognized in the balance sheet in respect of this acquisition, rather the accounting treatment gave rise to a net reduction of 431 million euros in consolidated shareholders’ equity.
      Had the authorized alternative method not been applied, this acquisition would have led to the recognition of 2,313 million euros in goodwill and a corresponding annual amortization charge (over a 40-year period) of 58 million euros, which would have given rise to 246 million euros of cumulative amortization by the end of 2004.
      It should be noted that a valuation is carried out annually by independent experts in the context of preparation of the 20-F filing, and would have led to recognition of an additional provision for impairment of 807 million euros at December 31, 2003. The valuation for 2004 is still in-progress and will be finalized in the context of preparation of the 20-F, which must be filed no later than June 30, 2005.
     Deduction of Goodwill from Shareholders’ Equity
      Over the last 10 years, the only significant amount of goodwill to be deducted from shareholders’ equity related to the acquisition of the FCA Group, for which goodwill of € 54 million had been calculated. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods ranging from 10 to 40 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Minority Interest

Retained Earnings

(Millions of euros)
December 31, 2002	100

Effect of acquisitions	(38)
Dividends paid by subsidiaries to minority shareholders	(20)
Consolidated net income for the period, minority interest	24
Translation adjustment and other	(11)

December 31, 2003	55

Effect of acquisitions	(11)
Dividends paid by subsidiaries to minority shareholders	(23)
Consolidated net income for the period, minority interest	26
Translation adjustment and other	(1)

December 31, 2004	46

21.	ORANEs
      As consideration for the Bcom3 acquisition, Publicis issued 1,562,500 ORANEs with a par value of 858 million euros. This bond issue was recognized in shareholders’ equity for its fair value at the date of acquisition, i.e., 495 million euros. As from June 30, 2003, and in compliance with the clarification issued by the French Financial Markets Authority (AMF), the Group reclassified the entire amount of the bond from “Shareholders equity” to a separate caption “ORANEs” outside shareholders’ equity.

22.	Provisions for Contingencies and Charges

				Pensions and
				Other Post-	Deferred	Litigation
		Vacant		Employment	Tax	and
	Restructuring	Property	Sub-Total	Benefits	Liabilities	Claims	Other	Total

	(Millions of euros)
December 31, 2002	257	284	541	234	247	35	112	1,169

Updating of Bcom3 provisions(1)	(38)	41	3			20		23
Increases	5		5	43	26	7	36	117
Reversals	(111)	(50)	(161)	(23)	(22)	(5)	(30)	(241)
Translation and other	(11)	(43)	(54)	(7)	(15)	(3)	31	(48)

December 31, 2003	102	232	334	247	236	54	149	1,020

Increases	12	9	21	63	21	4	22	131
Reversals	(55)	(47)	(102)	(58)	(156)	(4)	(35)	(355)
Translation and other	(3)	(18)	(21)	(10)	83	(8)	(13)	31

December 31, 2004	56	176	232	242	184	46	123	827

(1)	Adjustments made to provisions in the year following the acquisition of Bcom3 did not affect the income statement, but rather adjusted the original goodwill balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Provisions include, in particular, provisions for pensions and other post employment benefits and provisions for litigation and claims. They represent the Group’s best estimates on the basis of the information available.
      Reversals of provisions mainly correspond to utilization in the year.

Deferred Tax Liabilities
      This account includes the tax effect of restatement to fair value of intangible assets in the context of the Zenith (€ 35 million) and Bcom3 (€ 87 million) acquisitions.
      The deferred tax liability relating to the bond component of the OBSA was fully reversed for its value in September 2004 at the date of redemption of the bond component, being 131 million euros. The double entry was a credit to deferred tax income in the income statement. The deferred tax asset on the optional component of the OBSA (62 million euros at the date of transfer), previously carried as a deduction from the deferred tax liability on the bond component, was neutralized, as the equity warrants were reclassified for their amount stated net of tax into shareholders’ equity (See note 19 – shareholders’ equity).

Restructuring Provisions and Property Provisions
      Restructuring provisions and property provisions result mainly from the acquisition of Bcom3.
      • Restructuring Provisions

These provisions are based on estimated closing or restructuring costs for certain activities as a result of plans announced publicly but not yet carried out at year-end 2003 (principally severance pay). The plans, detailed by project and nature, were approved by General Management before being announced. The plans are monitored centrally in order to ensure that the provision is applied to costs incurred and in order to justify the remaining balance on the basis of outstanding costs to be incurred. Modifications made, up to the end of 2003, to the provisions set up after the Bcom3 acquisition were adjusted against the related goodwill.

•	Vacant Property Provisions

These are principally comprised of provisions related to the acquisition of Bcom3, for an amount of 154 million euros at December 31, 2004, and of provisions related to Saatchi & Saatchi. These provisions relate mainly to New York City for a total amount of 98 million euros including 48 million euros for the rental contract related to the property at 375 Hudson Street in New York City. Valuations have been carried out by independent experts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Pensions and Other Post-employment Benefits
      The Group has a certain number of commitments under defined benefit plans (pension plans and health cover). Commitments under material plans are calculated in accordance with American standards FAS 87 and FAS 106 on an annual basis. The calculations for these defined benefit plans have been carried out by independent experts in the U.S., England and Germany.

	December 31, 2004			December 31, 2003

			Post-			Post-
		Pension	Employment		Pension	Employment
	Total	Plans	Health Cover	Total	Plans	Health Cover

	(Millions of euros)
Present value of funded obligations	287	287	—	268	268	—
Fair value of plan assets	(218)	(218)	—	(195)	(195)	—
Excess of present value of funded obligations over the fair value of plan assets	69	69	—	73	73	—
Present value of unfunded obligations	99	61	38	98	61	37
Present value of funded and unfunded obligations (net of plan assets)	168	130	38	171	134	37
Unrecognized actuarial gains (losses)(1)	(13)	(12)	(1)	(22)	(18)	(4)
Balance sheet liability related to defined benefit plans	155	118	37	149	116	33
Balance sheet liability related to defined contribution plans	87	87	—	98	98	—
Total balance sheet liabilities	242	205	37	247	214	33

(1)	Actuarial gains and losses are recognized in accordance with the accounting policy presented in note 1.2. At January 1, 2004, in application of recommendation R 03-01 of the French National Accounting Committee (CNC), accumulated actuarial gains and losses were recognized in shareholders equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The amounts recognized in the income statement were as follows:

	December 31, 2004		December 31, 2003

	Defined Benefit	Post-Employment	Defined Benefit	Post-Employment
	Pension Plans	Health Cover	Pension Plans	Health Cover

	(Millions of euros)
Cost of services rendered in the year	15	1	16	1
Financial cost related to the unwinding of discounting of provisions for pensions and other post-employment benefits	20	2	19	2
Expected return on plan assets	(17)	—	(14)	—
Actuarial gains (losses) recognized for the year	—	—	1	—
Past service cost	—	—	—	—
Gains (losses) on curtailment	—	—	—	—
Total contribution to personnel expenses	18	3	22	3
Actual return on plan assets	(18)	—	(26)	—
      The main actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	December 31, 2004	December 31, 2003

Discount rate at December 31	5.75%	6%
Expected rate of return on plan assets at December 31	8%	8%
Future salary increases	3.75%	3.75%
Future pension increases	2.5%	2.25%
Annual increase in	8.75% initially	11.75% initially
healthcare expenses	5% subsequently	5% subsequently
      Changes in the present value of funded and unfunded liabilities (net of plan assets) during 2004 were as follows:

	Defined Benefit	Post-Employment
	Pension Plans	Health Cover

	(Millions of euros)
Present value of funded and unfunded obligations (net of plan assets) at start of year	134	37
Expense recognized in the income statement	18	3
Actuarial gains/losses	12	1
Contributions paid	(28)	(2)
Foreign currency translation	(6)	(1)
Present value of funded and unfunded obligations (net of plan assets) at end of year	130	38
      The total amount of pensions and other post employment benefits of members of the management board included in this account caption is 17.6 million euros at December 31, 2004.
      At December 31, 2004, the amount of obligations covered by insurance amounted to 21 million euros.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The allocation of defined benefit pension plan assets among different asset categories is as follows (expressed as weighted averages):

Shares	64.5%
Bonds	31.0%
Property	2.5%
Other	2.0%

Total	100%

23.	Bonds, Bank Borrowings and Overdrafts
      In September 2004, Publicis completed two transactions in the context of its balance sheet simplification program:

•	Redemption of the bond component of the OBSA, a 20-year bond issued in September 2002;

•	Sale of the CLN, subscribed in 2003 in the context of liquidity enhancing transactions relating to the bond component of the OBSA.
      These two transactions resulted in a net payment of 70 million euros and generated a consolidated capital gain before tax of 26 million euros, and tax income through a reduction in net deferred tax liabilities of 130 million euros.

		December 31
Number of
Securities		2004	2003	2002

		(Millions of euros)
	Bonds (excluding accrued interest) issued by Publicis
	Groupe S.A.:
750	Bond convertible into IPG shares — 2% — January 2007(1)	7	200	200
17,624,521	OCEANE 2.75% — January 2018	690	690	690
—	OCEANE — January 2018 — redemption premium	239	239	239
23,172,413	OCEANE 0.75% — July 2008	672	672	—
—	OBSA — 2.75% — September 2022 — bond component(2)	—	463	449
—	OBSA — equity warrants with an exercise price of € 30.50(2)	—	187	197
	Other borrowings:
	Accrued interest	12	16	13
	Other short-term lines of credit	29	124	303
	Bank overdrafts	172	451	490
	Obligations under capital leases	139	146	181

	Total	1,960	3,188	2,762

(1)	The majority of the holders of the bond convertible into Interpublic Group (IPG) shares exercised their right to early reimbursement in cash on March 1, 2004 for an amount of 193 million euros out of a total of 200 million euros.

(2)	Following the redemption of the bond component of the OBSA, described above, the equity warrants previously attached to the OBSA were reclassified into shareholders’ equity at December 31, 2004.
      Bonds issued by Publicis Groupe S.A., all of which are fixed rate and in euros, are not hedged against interest rate fluctuations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Net financial indebtedness, after deducting cash, marketable securities and the CLN, amounts to:

	December 31	December 31	December 31
	2004	2003	2002

	(Millions of euros)
Bonds, bank borrowings and overdrafts, gross	1,960	3,188	2,762
CLN, including interest (included in other financial assets, net)(1)	—	(392)	—
OCEANE redemption premium	(202)	(215)	(227)
Marketable securities	(67)	(196)	(342)
Cash	(1,128)	(1,219)	(863)

Net financial indebtedness	563	1,166	1,330

(1)	The CLN, subscribed in 2003, were all sold in September 2004.

Analysis by Date of Maturity

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Due in less than one year	220	735	751
Due in one to five years	672	751	93
Due in more than five years	1,068	1,702	1,918

Total	1,960	3,188	2,762

Analysis by Currency

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Euros	1,715	2,638	1,883
U.S. dollars	135	387	699
Other currencies	110	163	180

Total	1,960	3,188	2,762

Analysis by Interest Rate Category
      The Group’s financial indebtedness is comprised of fixed rate loans (for almost 90% of its amount at December 31, 2004) at an average interest rate for 2004 of 3.4% (this rate takes account of interest related to the unwinding of the discount on the bond component of the OBSA). Variable rate indebtedness (approximately 10% of indebtedness at December 31, 2004) incurred an average interest rate of 3% in 2004.

24.	Accounts Payable
      The “Accounts payable” caption includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under the Sapin Law (Loi Sapin), which are included in “Accrued expenses and other liabilities.” These liabilities are payable within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Accrued Expenses and Other Liabilities

	December 31,	December 31,	December 31,
	2004	2003	2002

	(Millions of euros)
Income taxes payable	206	276	139
Payables on transactions performed as an agent (media space purchases)	306	188	117
Liabilities related to purchase of investments	94	112	101
Advances received	267	236	202
Other payables(1)	793	870	915
Deferred revenue and other liabilities	152	125	140
Total	1,818	1,807	1,614

(1)	These include payables related to personnel, payroll taxes, taxes (other than income tax) and to suppliers of fixed assets. They also include advances from companies that are neither consolidated nor accounted for by the equity method

The majority of accrued expenses and other liabilities at December 31, 2004 are payable within one year.

26.	Off-balance Sheet Commitments
      Commitments presented below are gross amounts that have not been discounted to present value.

		Falling Due

		Less Than	One to Five	More than
Contractual Commitments	Total	One Year	Years	Five Years

	(Millions of euros)
Commitments given
Operating lease commitments	1,375	237	816	322
Commitments and options to purchase minority interests	79	37	40	2
Commitments to sell investments	8	8	—	—
Guarantees(1)	272	209	35	28
Total	1,734	491	891	352

Commitments and Options to Purchase Minority Interests
      Commitments and options to purchase minority interests have been estimated at the balance sheet date on the basis of contractual clauses and the latest available data. Commitments to purchase minority interests are monitored centrally and are valued on the basis of contractual clauses and projections in respect of the relevant data over the period of the contract.

Guarantees
      These principally comprise:

•	a guarantee given to a bank in an amount of 88 million euros, as owner of a 45% shareholding in a company called iSe (International Sports & Entertainment AG), which is committed to paying a total of 176 million euros in January 2005, for the acquisition of a license from FIFA;

•	guarantees given to various banks in an amount of 113 million euros in respect of future media space buying transactions on behalf of the Group’s clients;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	guarantees of payment of property taxes and charges relating to the Leo Burnett building in Chicago, for a total amount of 71 million euros over the period up to 2012.
      The maturity schedule in respect of financial indebtedness and finance lease indebtedness is set out in note 23 to the financial statements.

		Following Due

		Less Than	One to Five	More Than
Other Commercial Commitments	Total	One Year	Years	Five Years

	(Millions of euros)
Commitments received
Unutilized credit lines(1)	1,476	1,476	—	—
Commitments given
Other commercial commitments	—	—	—	—
Total	1,476	1,476	—	—

(1)	See note 1.2 — Liquidity risk

Commitments Related to Bonds and to ORANEs

•	Bond convertible into Interpublic Group (IPG) shares — 2% January 2007

The terms of this bond provide, since June 30, 2003, the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (being a conversion price of 36.74 USD), on the basis of 244.3 shares per bond.

However, following the exercise of the “put option” in February 2004, only 750 convertible bonds remain in circulation at December 31, 2004. Publicis could thus be required, in case of a request for exchange, to deliver a maximum of 183,223 Interpublic Group shares in redemption of the bond.

•	OCEANE 2018 — 2.75% actuarial January 2018

With respect to the OCEANEs, bondholders may request that bonds be converted, at the rate of one share for each bond (which bonds had a unit value of 39.15 euros on issue), at any time after January 18, 2002 until the seventh business day before the maturity date (January 2018). Publicis therefore has a commitment to deliver, if requests for conversion are made, 17,624,521 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

In addition, the bondholders have the possibility of requesting early redemption in cash, of all or part of the bonds they own, on January 18 in 2006, 2010, and 2014. The early redemption price is calculated in such a way as to provide a gross annual actuarial yield on the bond of 2.75% at the date of redemption.

•	OCEANE 2008 — 0.75% July 2008

With respect to the OCEANEs, the bondholders may request that bonds be converted, at the rate of one share for each bond (with a value of 29 euros on issue), at any time after August 26, 2003 until the seventh business day before the maturity date (July 2008). Publicis therefore has a commitment to deliver 23,172,413 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

•	ORANEs — Bonds redeemable in new or existing shares — September 2022

Each ORANE gives a right to receive 18 new or existing Publicis shares, at the rate of one bond per year, over the period from September 1, 2005 until the twentieth anniversary of issuance of the bond (2022). Publicis therefore has the obligation to deliver 1,562,500 shares each year from 2005 to 2022, being a total of 28,125,000 shares, which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Warrants
      The exercise of the equity warrants, which could occur at any time between September 24, 2013 and September 24, 2022 — would lead to an increase in Publicis’ capital stock. At a maximum, Publicis is committed to issuing (in the case where all equity warrants were to be exercised) 28,125,000 shares with a par value of 0.40 euros and a premium of 30.1 euros.
      It should be noted that at December 31, 2004 no material commitment such as a pledge, a guarantee or a mortgage or other security over assets, nor any other material off-balance sheet commitment as defined by current accounting standards, exists.

27.	Segment Information

Information by geographic region

		North
	Europe	America	Rest of the World	Total

	(Millions of euros)
2004
Revenues	1,579	1,633	613	3,825
Operating income before depreciation and amortization	301	318	88	707
Operating income before amortization of intangibles on acquisition	224	297	69	590
Operating income	212	161	65	438
Group’s share of net income after tax*	235	126	37	398
Goodwill, intangibles and property and equipment, net	1,153	1,934	562	3,649
2003
Revenues	1,543	1,737	583	3,863
Operating income before depreciation and amortization	243	361	73	677
Operating income before amortization of intangibles on acquisition	188	305	60	553
Operating income	180	285	57	522
Group’s share of net income after tax*	44	189	30	263
Goodwill, intangibles and property and equipment, net	1,358	1,954	663	3,975
2002
Revenues	1,243	1,295	388	2,926
Operating income before depreciation and amortization	225	261	47	533
Operating income before amortization of intangibles on acquisition	183	213	33	429
Operating income	180	192	33	405
Group’s share of net income after tax*	74	132	10	216
Goodwill, intangibles and property and equipment, net	1,073	2,904	528	4,505

*	Before goodwill amortization
Information by Business Segment:
      It is no longer meaningful to present two distinct business segments given the scale of the Group’s Communications business since its acquisition of Bcom3. The Group thus now operates in a single business segment. Its operational structure may no longer be represented as comprising a set of companies categorized into distinct segments or businesses. This new structure, which has been in the making for several years, is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
designed to provide the Group’s clients with a global, holistic service offering, which meets all of their communications needs.
      A segmental analysis of the Group by business segment is therefore no longer meaningful in view of the Group’s current organizational structure.

28.	Publicis Groupe S.A. Stock Option Plans

A.	Stock option plans originated by Publicis
      At December 31, 2004, the status of outstanding options — both subscription options and options to purchase existing shares — was as follows:

			Number
			of Options
			Remaining
			to be				Outstanding
			Exercised at	Options	Options	Options	Options at	Exercise
			December 31,	Granted in	Exercised	Lapsed in	December 31,	Price	Expiry
€ 0.40 Par Value Shares	Option Type	Grant Date	2003	2004	in 2004	2004	2004	(euros)	Date

Fourth tranche	Subscription	22/03/1994	28,760			28,760	0	6.37	2004
Fifth tranche	Subscription	30/03/1995	45,290		11,070		34,220	6.63	2005
Sixth tranche	Subscription	26/04/1996	51,670		24,250		27,420	4.91	2006
Seventh tranche	Subscription	20/03/1997	39,360		14,560		24,800	5.63	2007
Eighth tranche	Subscription	11/03/1998	58,500				58,500	8.66	2008
Ninth tranche	Subscription	4/11/1998	301,500		5,000		296,500	10.24	2008
Tenth tranche	Purchase	7/09/2000	100,000				100,000	43.55	2010
Eleventh tranche	Purchase	23/04/2001	380,000				380,000	33.18	2011
Twelfth tranche	Purchase	26/11/2001	2,943,135			2,943,135	—	29.79
Thirteenth tranche	Purchase	18/01/2002	104,600				104,600	29.79	2012
Fourteenth tranche	Purchase	10/06/2002	5,000				5,000	32.43	2012
Fifteenth tranche	Purchase	8/07/2002	220,000				220,000	29.79	2012
Sixteenth tranche	Purchase	28/08/2003	517,067				517,067	24.82	2013
Seventeenth tranche	Purchase	28/08/2003	9,498,000			1,484,000	8,014,000	24.82	2013	(1)
Eighteenth tranche	Purchase	28/09/2004		11,000			11,000	24.82	2014
Nineteenth tranche	Purchase	28/09/2004		1,959,086			1,959,086	24.82	2014	(1)

Total			14,292,882	1,970,086	54,880	4,455,895	11,752,193

(1)	Conditional options the exercise of which is subject to meeting objectives over the course of a 3-year plan.

B.	Stock option plans originally put in place by Saatchi & Saatchi
      The existing Saatchi & Saatchi option plans confer a right, when exercised, to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18,252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares).
      The number of options remaining to be exercised is broken down as follows:

Outstanding	Exercised During		Outstanding at
at December 31, 2003	2004	Lapsed in 2004	December 31, 2004

43,545	37,928	5,617	0

C.	Stock option plans originally put in place by Nelson
      On the acquisition of Nelson, these plans were converted into Publicis share purchase plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The number of outstanding options at year-end is broken down as follows:

			Outstanding
Outstanding	Exercised During		at December 31,
at December 31, 2003	2004	Lapsed in 2004	2004

137,034	16,546	12,620	107,868	(1)

(1)	The latest exercise date for these options ranges between 2008 and 2009

29.	Subsequent Events
      In the context of its program to simplify its balance sheet structure, on January 5th 2005 Publicis announced its intention to propose the early redemption of its OCEANE 2018 bonds. Publicis’ offer, which covered all such bonds, led to the effective redemption, for a price of 462 million euros, of 62% of existing bonds.
      This transaction was financed by the creation, at the beginning of January 2005, of a standard bond carrying a fixed interest rate of 4.125%. This bond, in a total amount of 750 million euros, was fully subscribed on January 28, 2005. Its duration is 7 years and the principal balance will be repaid on the maturity date, January 31, 2012.
      Lastly, the group swapped this bond from euro fixed rate to U.S. variable rate in order to put in place dollar financing to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the U.S. dollar.

30.	List of Principal Consolidated Companies at December 31, 2004
      The list of principal consolidated companies is a summarized one, in which holding companies and relatively small companies (this distinction generally being made on the basis of their revenue) are not listed in order place emphasis on the most important operating companies
                  1) Fully Consolidated Companies

Name of Company	Control %	Country	City

Publicis Conseil	99.61	France	Paris
Publicis Koufra	98.84	France	Strasbourg
Publicis Cachemire	70.17	France	Lyon Bordeaux, Brest, Rennes,
Publicis Atlantique	99.87	France	Nantes
Publicis Meetings(c)	95.00	France	Paris
Publicis Events(b)	100.00	France	Paris
Paname Communication	99.79	France	Paris
Guillaume Tell	95.01	France	Paris
Publicis Dialog	100.00	France	Paris
ECA 2	99.94	France	Neuilly-sur-Seine
Médiasystem	99.96	France	Paris
Publicis Consultants	100.00	France	Paris
Carré Noir	100.00	France	Paris
Saatchi & Saatchi France	100.00	France	Paris
Leo Burnett France	100.00	France	Paris
Mundocom	99.93	France	Paris
Medicus Paris	100.00	France	Paris

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Name of Company	Control %	Country	City

Starcom Worldwide(a)	100.00	France	Paris
ZenithOptimedia France	100.00	France	Paris
Medias et Regies Europe	100.00	France	Paris
Le Monde Publicité	49.00	France	Paris
Espaces Libération	49.00	France	Paris
Metrobus	100.00	France	Paris
Mediavision	66.63	France	Paris
Régie I	50.00	France	Paris
Drugstore Champs-Elysées	100.00	France	Paris
Publicis Johannesburg	100.00	South Africa	Johannesburg
Publicis Germany	100.00	Germany	Frankfurt, Berlin, Hamburg
BMZ	100.00	Germany	Düsseldorf
Publicis Kommunikationsagentur	100.00	Germany	Erlangen, Munich
Saatchi & Saatchi Germany	100.00	Germany	Frankfurt
Leo Burnett Germany(a)	100.00	Germany	Frankfurt
Starcom Frankfurt	100.00	Germany	Frankfurt
Zenith More Media	90.50	Germany	Düsseldorf, Frankfurt, Hamburg, Munich
Optimedia Germany	100.00	Germany	Düsseldorf, Frankfurt
Publicis Communication	100.00	Australia	Brisbane, Melbourne, Sydney
Optimedia Australia	100.00	Australia	Brisbane, Melbourne
Saatchi & Saatchi Communication (a)	100.00	Australia	Sydney
Leo Burnett	100.00	Australia	Sydney
Starcom Worldwide Australia	100.00	Australia	Sydney
Publicis Austria	100.00	Austria	Vienna
Saatchi & Saatchi Austria	100.00	Austria	Vienna
Publicis Belgium	100.00	Belgium	Brussels
Saatchi & Saatchi Belgium	100.00	Belgium	Brussels
Leo Burnett Brussels	100.00	Belgium	Brussels
Publicis Salles Norton	100.00	Brazil	São Paulo, Brasilia, Porto Allegre, Rio de Janeiro
Finance Nazca Publicidade Brazil	100.00	Brazil	São Paulo
Leo Burnett Publicidade	100.00	Brazil	São Paulo
Publicis Canada	70.00	Canada	Montreal, Toronto
Saatchi & Saatchi Canada	100.00	Canada	Toronto
Leo Burnett Company	100.00	Canada	Toronto
Bensimon Byrne	100.00	Canada	Toronto
MediaVest Toronto	100.00	Canada	Toronto
Starcom Toronto	100.00	Canada	Toronto
Zenith Optimedia Canada	100.00	Canada	Montreal, Toronto
Saatchi & Saatchi Great Wall Advertising Co.	51.00	China	Beijing
Leo Burnett China	100.00	China	Hong Kong

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Name of Company	Control %	Country	City

Leo Burnett Shanghai Advertising Co.	70.00	China	Shanghai
Publicis Ad Link	66.00	China	Beijing, Hong Kong, Shanghai, Guangzhou
Publicis Welcomm	60.00	Korea	Seoul
Leo Burnett Korea	100.00	Korea	Seoul
Publicis Denmark	85.00	Denmark	Copenhagen
Saatchi & Saatchi Denmark	75.00	Denmark	Copenhagen
Publicis Spain	100.00	Spain	Madrid, Barcelona, Seville, Valencia, Alicante
Publicis Casadevall y Pedreño	100.00	Spain	Barcelona, Madrid
Saatchi & Saatchi Spain	100.00	Spain	Madrid
Vitruvio-Leo Burnett	100.00	Spain	Madrid
Grupo K/ Arc	100.00	Spain	Madrid
Starcom Worldwide Media Estrategia	74.00	Spain	Madrid
Optimedia Spain	100.00	Spain	Madrid
Zenith Media Spain	100.00	Spain	Madrid
Publicis USA	100.00	U.S.	New York, Dallas, Seattle, Indianapolis
Publicis & Hal Riney	100.00	U.S.	San Francisco, Atlanta, New York,
Publicis Dialog	100.00	U.S.	Dallas, New York, Chicago, Salt Lake City, San Francisco, Boise
Winner & Associates	100.00	U.S.	Los Angeles
Johnston & Associates	80.00	U.S.	Washington
Bromley Communications	49.00	U.S.	Miami, Dallas, Los Angeles, New York, San Antonio
Saatchi & Saatchi North America	100.00	U.S.	New York
Saatchi & Saatchi Conill	100.00	U.S.	New York, Los Angeles, Miami
Thompson Murray(c)	100.00	U.S.	Fayetteville
Leo Burnett USA	100.00	U.S.	Chicago
Chemistri	100.00	U.S.	Troy
Chemistri Martin Group	70.00	U.S.	Troy
Arc Integrated Marketing	100.00	U.S.	Greenwich
Ileo	100.00	U.S.	Chicago
Semaphore Partners	100.00	U.S.	Columbia
Frankel	100.00	U.S.	Chicago
Fallon USA	100.00	U.S.	Minneapolis
Williams Labadie	100.00	U.S.	Chicago
Kaplan Thaler Group	100.00	U.S.	New York
Manning Selvage & Lee	100.00	U.S.	New York, Detroit, Los Angeles, San Antonio, Washington, Chicago, San Francisco, Atlanta, Boston
Masius USA	100.00	U.S.	New York

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Name of Company	Control %	Country	City

Rowland	100.00	U.S.	Rochester
CLT Meetings(c)	100.00	U.S.	Miami
Burrell Communications		U.S.	Chicago
Lápiz	100.00	U.S.	Chicago
Vigilante	100.00	U.S.	New York
Capps Digital	100.00	U.S.	Chicago
Nelson Communications,	100.00	U.S.	New York, Princeton
New World Health	100.00	U.S.	New York
Medicus Group International	100.00	U.S.	Atlanta, Boston, Chicago, Detroit, Los Angeles, New York, San Antonio, San Francisco, Washington
Medicus Discovery East	100.00	U.S.	Stamford
Saatchi & Saatchi Healthcare Com(a)	100.00	U.S.	New York
Publicis Selling Solutions	100.00	U.S.	Lawrenceville
Arista Marketing Assoc	100.00	U.S.	New York
Science Oriented Solutions	100.00	U.S.	New York
Starcom USA	100.00	U.S.	Chicago, San Francisco, Los Angeles, Miami
Starlink Services	100.00	U.S.	Chicago
Planworks	100.00	U.S.	Chicago
MediaVest Worldwide	100.00	U.S.	New York, California, Chicago
SMG Directory Marketing	100.00	U.S.	Troy
Relay St Louis	100.00	U.S.	Saint Louis
Optimedia USA	100.00	U.S.	New York
Zenith Media USA	100.00	U.S.	New York
Publicis Finland	100.00	Finland	Helsinki
Publicis Hellas	100.00	Greece	Athens
Leo Burnett Greece	100.00	Greece	Athens
Publicis Hungary	100.00	Hungary	Budapest
Saatchi & Saatchi Hungary	100.00	Hungary	Budapest
Publicis Ambience Advertising	94.00	India	Bombay
Leo Burnett Bombay	85.00	India	Bombay
Publicis Ariely	75.00	Israel	Tel Aviv
Publicis Italy	100.00	Italy	Milan, Rome
Saatchi & Saatchi Italy	100.00	Italy	Rome, Milan
Leo Burnett Italy	100.00	Italy	Milan
Adverbox	100.00	Italy	Milan
Starcom Italy	100.00	Italy	Milan
ZenithOptimedia Italy	100.00	Italy	Milan
MS&L Italy	100.00	Italy	Milan
Publicis Japan	100.00	Japan	Tokyo
Saatchi & Saatchi Japan	100.00	Japan	Tokyo

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Name of Company	Control %	Country	City

Beacon Communications	66.00	Japan	Tokyo
Medicus Tokyo	100.00	Japan	Tokyo
Starcom Japan	66.00	Japan	Tokyo
Publicis Graphics	60.00	Lebanon, Jordan, Bahrain, Egypt, UAE, Saudi Arabia, Kuwait, Turkey	Beirut, Amman, Bahrain, Cairo, Dubai, Jeddah, Riyadh, Kuwait, Istanbul
Publicis Wet Desert	70.00	Malaysia	Kuala Lumpur
Saatchi & Saatchi Malaysia	100.00	Malaysia	Petalung Jaya
Leo Burnett Advertising	100.00	Malaysia	Kuala Lumpur
Publicis Arredondo de Haro	68.66	Mexico	Mexico
Leo Burnett Mexico	100.00	Mexico	Mexico
Starcom Worldwide	100.00	Mexico	Mexico
LB Oslo Gruppen	100.00	Norway	Oslo
Publicis Mojo	100.00	New Zealand	Auckland
Saatchi & Saatchi New Zealand	100.00	New Zealand	Wellington
Publicis Amsterdam	100.00	Netherlands	Amsterdam
Leo Burnett Netherlands	100.00	Netherlands	Amsterdam
Saatchi & Saatchi Netherlands	100.00	Netherlands	Amsterdam
ZenithOptimedia Netherlands	100.00	Netherlands	Amsterdam
JC Decaux Netherlands	50.00	Netherlands	Amsterdam
Publicis Pologne	85.00	Poland	Warsaw
Leo Burnett Warsaw	100.00	Poland	Warsaw
Publicis Portugal	100.00	Portugal	Lisbon
BMZ/ Park	72.09	Portugal	Lisbon
LB Lisbon	100.00	Portugal	Lisbon
Leo Burnett Prague	100.00	Czech Republic	Prague
Publicis U.K.	100.00	U.K.	London
Mundocom Comma	100.00	U.K.	London
Saatchi & Saatchi U.K.	100.00	U.K.	London
The Facilities Group	70.00	U.K.	London
Leo Burnett	100.00	U.K.	London
Arc Integrated Marketing(a)	100.00	U.K.	London
Fallon U.K.	100.00	U.K.	London
The Triangle Group	100.00	U.K.	London
Masius U.K.	100.00	U.K.	London
MS&L U.K.	100.00	U.K.	London
The Medicus Group	100.00	U.K.	London
Starcom Media Vest	100.00	U.K.	London
Zenith Optimedia U.K.	100.00	U.K.	London
Leo Burnett Moscow	100.00	Russia	Moscow
Publicis United(c)	60.00	Russia	Moscow
Starcom Russia	99.00	Russia	Moscow

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Name of Company	Control %	Country	City

Mother Tongue	99.00	Russia	Moscow
Publicis Eurêka	60.00	Singapore	Singapore
Saatchi & Saatchi Singapore	100.00	Singapore	Singapore
Leo Burnett Singapore	100.00	Singapore	Singapore
LB Stockholm Annonsbyra	100.00	Sweden	Stockholm
JKL Stockholm	100.00	Sweden	Stockholm
Starcom Sweden(d)	91.03	Sweden	Stockholm
Publicis Zürich	100.00	Switzerland	Zurich
Fischmeier	80.00	Switzerland	Adliswil
Publicis Taiwan	100.00	Taiwan	Taipei
Saatchi & Saatchi Taiwan	100.00	Taiwan	Taipei
Leo Burnett Taiwan	100.00	Taiwan	Taipei
Star Reachers Group	100.00	Thailand	Bangkok
Publicis Thailand	100.00	Thailand	Bangkok
Saatchi & Saatchi Thailand	100.00	Thailand	Bangkok
LB Istanbul Markom	100.00	Turkey	Istanbul
Leo Burnett United Arab Emirates(a)	100.00	UAE	Dubai
Starcom United Arab Emirates	100.00	UAE	Dubai
Leo Burnett Venezuela	100.00	Venezuela	Caracas
Saatchi & Saatchi Vietnam	100.00	Vietnam	Ho Chi Minh City

2) Companies Accounted for by the Equity Method

Name of Company	Control %	Country	City

Bartle Bogle Hegarty (BBH)	49.00	U.K.	London
International Sports and Entertainment (iSe)	45.00	Switzerland	Zurich
Key:
      (a) Change of name:

1/Starcom Worldwide (ex Mediavest Paris)

2/Leo Burnett Germany (ex Michael Conrad & Leo Burnett GMBH)

3/Saatchi & Saatchi Communications (ex Saatchi & Saatchi Advertising)

4/Saatchi & Saatchi Healthcare Com. (ex Klemtner Advertising)

5/Arc Integrated Marketing (ex Imp Marketing)

6/Leo Burnett United Arab Emirates (ex Radius Leo Burnett Advertising)
      (b) Creation
      (c) Acquisition
      (d) Creation and merger of Media Synergi and Media Taktik

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Companies included in the 2003 list which are no longer on the list in 2004:
      Mergers: Verbe (France), Atelier (Italy).
      Disposals: Regiscope (France), Publicis Dialog (Germany).

31.	Summary of differences between generally accepted accounting principles in France and the United States
      The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ from generally accepted accounting principles in the United States (“U.S. GAAP”). The significant differences applicable to the Group are summarized below:

A. Restructuring Costs
      The Group implemented restructuring plans related to its acquisitions made in 2002. In accordance with French GAAP, the restructuring costs and costs related to vacant properties of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed. As such, under French GAAP, in 2003 and 2002, respectively, approximately € 122 million and € 10 million was capitalized as part of the purchase price that is disallowed under U.S. GAAP.
      Additionally, in accordance with U.S. GAAP, restructuring plans related to acquired businesses must be finalized and quantified within one year of acquisition, and under French GAAP, the plans must be finalized within the fiscal year end following an acquisition. As such, under French GAAP in 2003, approximately € 7 million was capitalized as part of the purchase price that was disallowed under U.S. GAAP.
     B.     Accounting for Convertible Debt
      The Group issued a debenture loan in December 2001 with a face value of € 200 million payable at par in January 2007 and paying a fixed annual yield of 2%. The bondholder may exchange the bonds as of June 30, 2003 into Interpublic Group shares representing a premium of 30% in relation to the reference price of $28.26 (which represents an exchange price of $36.74) (“Exchange Option”) or repaid in cash at the choice of Publicis (“Cash Settlement Right”). The bonds may be redeemed at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of $36.74 by 30% during a period of 20 trading days (“Call Option”). Bondholders may request from Publicis the redemption of their bonds at par on March 1, 2004.
      In accordance with U.S. GAAP, the Call Option, Exchange Option, and Cash Settlement Right are considered to be embedded derivative instruments and are required to be separately accounted for under SFAS 133 at fair value with changes in fair value reflected through the income statement. The change in the fair value of the Call Option, Cash Settlement Right and Exchange Option resulted in an expense of € 6 million for the 2003 fiscal year (compared to income of € 11 million in 2002). Under French GAAP, these instruments are considered to be an off-balance sheet commitment and are not recorded.
      In March 1, 2004 the majority of the Bondholders exercised their put option for a total amount of € 193 million, which decreased the debt from € 200 million to € 7 million.
     C.     Accounting for OCEANEs
      In January 2002, the Group issued OCEANES (bonds that may be converted into or exchanged for new or existing shares), with a face value of € 690 million and a maturity period of 16 years. Unless previously redeemed, these bonds will be fully redeemed at maturity, i.e. January 18, 2018, for an amount equivalent to 134.59% of par, plus accrued and unpaid interest, if any (redemption premium). Under French GAAP, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
redemption premium asset of € 239 million is recognized at issuance (with a corresponding credit to long-term debt to reflect the gross redemption obligation in 2018) and amortized under the actuarial method over the 16-year term of the bond.
      Under U.S. GAAP, in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (APB 14), the hybrid instrument must be reflected on the balance sheet at fair value. The amount received from the investors of € 690 million represents the fair value of the instrument at issuance; the redemption premium is recorded over time using the effective interest method such that, at redemption, the recorded obligation will reflect the redemption amount. As of December 31, 2004, 2003 and 2002, this resulted in an adjustment to the balance sheet to reverse the asset and related liability recognized under French GAAP, which amounted to € 202 million, € 215 million and € 227 million, respectively, to conform to U.S. GAAP.
     D.     Treasury Shares
      Under French GAAP, treasury stock held in the Group’s portfolio at year-end is either deducted from shareholders’ equity, or recognized as an asset under marketable securities depending on its function, with any decrease in the value of the shares recorded as marketable securities recorded through the income statement.
      Under U.S. GAAP, treasury shares are deducted from shareholders’ equity at the amount at which they were repurchased. Subsequent fluctuations in the market price of treasury shares are not recorded under U.S. GAAP.
      As of December 31, 2004, € 9 million of treasury shares were held in the context of the liquidity contract put in place in November 2004. These treasury shares were shown as marketable securities under French GAAP. Under U.S. GAAP, these assets were reclassified to stockholders’ equity. In addition, under French GAAP, there was no income statement impact recognized in 2004 for a decrease in value of treasury shares recognized as marketable securities.
     E.     Accounting for Business Combination with Bcom3
      Under French GAAP, in accordance with the Article 210 of Rule 99-02 of the CRC (Comité de Réglementation Comptable), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the combination as of the date of consummation of the acquisition, or September 24, 2002. This resulted in the new Publicis shares and the ORANEs being valued at the prevailing market price at the date of acquisition (€ 17.6 per share). Under French GAAP until June 30, 2003, based on the results of a detailed assessment of this financial instrument, the ORANEs were classified as shareholders’ equity with the related interest treated as dividends. Beginning July 1, 2003, following clarifications of the AMF concerning the classification of hybrid instruments on the balance sheet under French GAAP, the ORANEs were reclassified outside shareholders’ equity with the related interest for the year treated as interest expense. The OBSAs were valued at an amount consisting of the present value of the debt component and the fair value of the equity warrants at the acquisition date. These values were calculated by applying a 8.5% discount rate for the debt component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%). Both the notes and the detachable warrants are classified as long-term debt in accordance with French GAAP. The equity warrants are amortized and recorded as interest income over 20 years under French GAAP.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
classified as long-term debt. The U.S. GAAP values were calculated by applying a 7% discount rate for the bond component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the announcement date (with volatility assumption of 30% at that date).
      In 2004, the Group redeemed the debt component of the OBSA. The detachable warrants were reclassified, net of tax, from long-term debt to shareholders’ equity under French GAAP. The difference of the debt value between French GAAP and U.S. GAAP was recognized as an adjustment to the income statement in computing net income in accordance with U.S. GAAP.
     F.     Sale-leaseback Transaction
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

G.	Accounting for the Business Combination with Saatchi & Saatchi
      Under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the alternative method under Article 215 of Rule 99-02 of the CRC as follows:

•	Assets and liabilities are recorded at historical cost less accumulated depreciation at the combination date;

•	The results of operations and cash flows are combined from the acquisition date to year-end;
      The derogatory method is similar to the pooling of interests method under U.S. GAAP, except that the results and cash flows are combined only from the acquisition date to the end of the period (and no for the pre-acquisition periods as well).
      Under U.S. GAAP, the acquisition did not qualify as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Publicis Groupe, S.A. being the acquiror on September 8, 2000. This gives rise to a number of differences as follows:

1) Goodwill and Intangible Assets
      Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired and liabilities assumed with the fair value of the consideration given, including related transaction costs. Such goodwill was amortized over 40 years until January 1, 2002. In 2004, 2003 and 2002, no goodwill is amortized due to the Group’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill is no longer amortized, but reviewed at least annually for impairment. Other intangible assets include principally trademarks with indefinite useful lives and major client relationships amortized over 7 to 40 years.

2) Impairment of Goodwill
      Under U.S. GAAP goodwill in the amount of approximately € 586 million was written off through a charge to income in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company’s best estimate of its fair value, as of December 31, 2001, based on the Company’s accounting policy described in note 1.2. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3) Contingent Value Rights
      In connection with the acquisition of Saatchi & Saatchi, the Company issued contingent value rights (CVRs) to the former shareholders of Saatchi & Saatchi. Each CVR represented a right to receive a cash payment if the market price of Publicis shares 18 months after the acquisition date was below its level at the acquisition date, limited to a maximum payment per CVR of 10% of the market price at the acquisition date. The CVRs were actively traded on the Paris stock exchange until their maturity. Under French GAAP, the CVRs were originally considered to be an off-balance sheet commitment, and were not recorded until payment was considered to be highly probable. Additionally, fluctuations in the amount to be paid were recorded against equity. The CVRs were not recorded under French GAAP until December 31, 2001.
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

4) Stock Compensation
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

5) Net Operating Loss Carry Forwards
      In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately € 503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. For all net operating loss carryforwards, in the French GAAP financial statements, deferred taxes have not been recognized due to the uncertainty of their recoverability.
      For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.
      In 2004, 2003 and 2002, under French GAAP, Publicis realized tax benefits by using Saatchi & Saatchi loss carryforwards to offset taxable income and recorded a tax credit in the income statement. Under U.S. GAAP, any tax benefit realized by using these loss carryforwards reduces the recorded goodwill with no effect on income tax expense in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

H. Accounting for Zenith Optimedia Group
      Under French GAAP, the formation of the Zenith Optimedia Group in 2001 resulted in the revaluation of the Zenithmedia net assets acquired in conjunction with the acquisition of Saatchi & Saatchi.
      Under French GAAP, the acquisition of Saatchi & Saatchi was treated in a manner similar to a pooling of interests. Under U.S. GAAP, the acquisition was accounted for as a purchase and the assets acquired and liabilities assumed (excluding the portion attributable to minority interests) were recorded at their fair value on the date of acquisition (2000). Under French GAAP, the Zenithmedia assets were recorded at their fair value upon formation in 2001, with final adjustments to the purchase price allocation in 2002. Under U.S. GAAP these entries are reversed.
      In 2003, Publicis acquired the remaining minority interests of the Zenith Optimedia Group and recorded € 76 million of additional goodwill.

I.	Accounting for Goodwill
      Under French GAAP, in 1993, the goodwill arising from the acquisition of the FCA Group paid for by issuing new shares was written off through shareholders’ equity.
      Under U.S. GAAP, such goodwill has been capitalized and amortized over 40 years through December 31, 2001. Beginning January 1, 2002, with the adoption of FAS 142, goodwill is no longer amortized, but reviewed annually for impairment.

J.	Accounting for Compensation Arrangements
      In the French financial statements, certain compensation arrangements with employees of acquired companies have been accounted for as element of purchase price in purchase accounting.
      Under U.S. GAAP, to the extent that the compensation is related to continuing employment with the group, it is recorded as compensation expense in the periods in which it is earned.

K.	Valuation of Marketable Securities and Investments in Non-consolidated Entities
      In accordance with French regulations, the Group’s policy is to value marketable securities at the lower of aggregate cost or market value. Investments in non-consolidated entities in which Publicis owns less than 20% are stated at cost and an allowance is recorded (with a corresponding charge to income) when a recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the estimated recoverable value of the investments increases. Unrealized gains on marketable securities and investments are not recognized.
      Under U.S. GAAP (SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), marketable equity securities and other investments in debt securities with readily determinable fair values, other than investments accounted for under the equity method, are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (a company has the positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). All of Publicis’ marketable securities and investments with readily determinable fair values are considered to be available-for-sale and are reflected at market value on the closing date on the face of the balance sheet. All unrealized gains and unrealized losses are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is irreversible.

L.	Derivatives and Hedging
      Under U.S. GAAP, the Group applies the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133, as amended by SFAS Nos. 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
entity to recognize all derivatives as either assets or liabilities on the balance sheet. SFAS 133 also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income, depending on their intended use.
      Publicis manages foreign currency risks using derivative financial instruments including foreign exchange futures contracts and currency swaps. All such instruments are entered into for hedging purposes. Income and expenses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying item being hedged. Initial differences between the contract rate and the spot rate on the day the Group entered into forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged.
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

M.	Accounting for Credit Linked Notes
      Through December 31, 2003, under French GAAP, the entity that issued the CLN has not been consolidated and, therefore, interest income was computed based on the CLN yield.
      Under U.S. GAAP, the entity that issued the CLN is a variable interest entity, which was consolidated by the Group according to the FIN 46 “Consolidation of Variable Interests Entities.” The government treasury bonds replacing the CLN following consolidation are classified as available for sale and valued at fair value with differences in fair value reflected directly in shareholders’ equity.
      The Asset Swap and the Credit Default Swap are derivatives valued at fair value with differences in fair value recognized in the statement of income.
      Under French GAAP, the entity has been consolidated from January 1, 2004. The Asset Swap and the Credit Default Swap continue to be accounted for as off-balance sheet commitments.
      In September 2004, the CLN, including the Asset Swap and the Credit Default Swap, were fully redeemed in connection with the redemption of the debt component of the OBSA (See description E “Accounting for business combination with Bcom3”).

N.	Goodwill and Intangible Assets
      Under U.S. GAAP, goodwill and intangible assets deemed to have indefinite lives (principally trademarks) are not amortized but are subject to annual impairment tests. Intangible assets with a definite life are amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable.
      In accordance with SFAS 142, the Group completed the initial impairment test as of January 1, 2002 by comparing the fair value of their reporting units using the “discounted cash flows” method to their carrying values. Prior to adoption of SFAS 142, the Group assessed the recoverability of goodwill for each entity by comparing the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of € 223 million on January 1, 2002 in relation to intangibles with indefinite useful lives, namely trademarks; this charge has been recorded as a “Cumulative effect of accounting change” on the consolidated statement of operations. As of December 31 2004, 2003 and 2002, the Group performed its annual impairment review for goodwill and intangibles with indefinite useful lives, which did not result in additional impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

O.	Out-of-pocket Costs
      In accordance with EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14), the Group recorded approximately € 43 million of reimbursed “out-of-pocket” costs in both revenue and other general expenses for the 2002 fiscal year. Publicis clarified its policy, in accordance with French GAAP, concerning the classification of out-of-pocket expenses and for the year 2004 and 2003, reimbursements of such expenses are classified within revenue. Accordingly there is no difference between French GAAP and U.S. GAAP in 2003 and 2004.

P.	Minimum Pension Liability
      No minimum liability adjustment is recognized under French GAAP, whereas under U.S. GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as capitalized by actuarial methods. The additional minimum liability is offset by an intangible asset up to the amount of any unrecognized prior service cost, and the excess is recorded in comprehensive income, net of tax.

Q.	Net Operating Loss Carryforwards in Connection with Bcom3 Acquisition
      In connection with acquisition of Bcom3, Publicis acquired net operating loss carryforwards related to former Bcom3 operations. For all net operating loss carryforwards, in the consolidated financial statements prepared under French GAAP, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” criteria. In 2004, under French GAAP, Publicis realized tax benefits by using Bcom3 loss carryforwards to offset taxable income and recorded a tax benefit of € 5 million in the income statement. Under U.S. GAAP, any tax benefit realized by using these carryforwards reduced the recorded goodwill with no effect on income tax expense in the income statement.

R.	Recognition of Actuarial Gains and Losses on Pensions
      Under French GAAP, the recommendation R-03-01, issued in April 2003 of the “Conseil National de la Comptabilité” on pensions allows companies to recognize all cumulative actuarial gains and losses directly in equity on January 1, 2004. The Group has chosen this option and pension liabilities have been increased by € 23 million as of January 1, 2004, resulting in a decrease in shareholders equity by € 14 million, net of income taxes.
      Under U.S. GAAP, in accordance with FAS 87 “Employer’s Accounting for Pensions” the Group recognizes amortization of the unrecognized net gain or loss if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is computed as that excess divided by the average remaining service period of active employees expected to receive benefits under the pension plan.

S.	Exceptional items
      Amounts presented, as “Exceptional Items” in the consolidated income statement under French GAAP do not meet the definition of extraordinary items under U.S. GAAP, as these items are not both unusual and infrequent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Net Income and Comprehensive Income to U.S. GAAP
      The following is a reconciliation of net income as reported in the consolidated statements of income under French GAAP to net income (loss) and comprehensive income (loss) as adjusted for the effects of the application of U.S. GAAP for each of the years ended December 31, 2004, 2003 and 2002:

		December 31,

		2004	2003	2002
	Ref.	€	€	€

		(In millions, except per
		share data)
Net income reported		210	150	147
Adjustments to conform to U.S. GAAP:
Restructuring charges	A	0	(129)	(10)
Accounting for convertible debt	B	0	(6)	11
Interest on ORANEs	E	0	0	(3)
Accounting for equity warrants	E	17	(10)	0
Accounting for sale-leaseback transaction	F	3	(2)	0
Compensation arrangements	J	0	(1)	(5)
Consolidation of variable-interest entity	M	(33)	23	0
Pension	R	(2)	0	0
Loss carryforward (Bcom3)	Q	(5)	0	0
Reversal of amortization expense on goodwill	N	188	113	75

		378	138	215
Adjustments related to the business combination with Saatchi & Saatchi:
Depreciation and amortization expense on tangible assets, intangible assets and goodwill	G-1	(32)	(33)	(36)
Goodwill impairment	G-2	0	0	0
Contingent value rights	G-3	0	0	(31)
Stock compensation	G-4	0	(3)	(5)
Loss carryforwards	G-5	(17)	(4)	(12)

Total adjustments related to Saatchi & Saatchi		(49)	(40)	(84)

Net income (loss) as determined under U.S. GAAP before cumulative effect of accounting change and tax effect		329	98	131

Tax effect of all above adjustments		14	57	15
Cumulative effect of accounting change (SFAS 142), net of income taxes of € 63 million	N	0	0	(160)

Net income (loss) as determined under U.S. GAAP		343	155	(14)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		December 31,

		2004	2003	2002
	Ref.	€	€	€

		(In millions, except per
		share data)
Earnings per share as determined under U.S. GAAP
Basic		1.88	0.85	(0.10)
Diluted		1.36	0.78	(0.10)
Weighted average common shares outstanding:
Basic		182	183	146
Diluted		251	240	171
Net income (loss) as determined under U.S. GAAP		343	155	(14)
Other comprehensive income (loss), net of taxes
Unrealized gain/(loss) on available-for-sale securities	K	1	(15)	(84)
Foreign currency translation adjustment		(107)	(502)	(168)
Minimum pension liability adjustment	P	(7)	(23)	0

Comprehensive loss		230	(385)	(266)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered operating expenses under U.S. GAAP. The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	Period Ended December 31,

	2004	2003	2002

	(In millions of euros)
Revenues	3,825	3,863	2,969
Salaries and related expenses	(2,199)	(2,284)	(1,669)
Office and general expenses	(924)	(1,036)	(790)
Depreciation and amortization	(303)	(196)	(158)
Operating income (loss)	399	347	352
Interest expense	(54)	(116)	(64)
Interest income	13	51	35
Other income (expense), net	17	12	(22)

Income (loss) before income taxes	375	294	301
Income taxes	(12)	(119)	(129)

Income (loss) after income taxes	363	175	172
Equity in net income of non-consolidated companies	6	4	3
Minority interest	(26)	(24)	(29)

Net income (loss) before cumulative effect of accounting changes	343	155	146

Cumulative effect of accounting change (SFAS 142), net of taxes of € 63 million	—	—	(160)

Net income (loss)	343	155	(14)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of shareholders’ equity to U.S. GAAP
      The following is a reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2004, 2003 and 2002:

		As of December 31,

	Ref	2004	2003	2002

		(In millions of euros)
Shareholders’ equity as reported in the consolidated balance sheet		881	726	1,501
Adjustments to conform to U.S. GAAP
Restructuring charges	A	(106)	(170)	(41)
Accounting for convertible debt	B	0	0	6
Treasury shares	D	(9)	0	0
Bcom3 business combinations fair value date of announcement under U.S. GAAP	E	1,334	1,499	880
Accounting for sale-leaseback transaction	F	28	23	0
Accounting for Zenith Optimedia Group	H	(77)	(77)	(86)
Goodwill written-off to equity, gross	I	54	54	54
Accumulated amortization on goodwill written-off to equity	I	(10)	(10)	(10)
Compensation arrangements	J	(15)	(15)	(14)
Valuation of marketable securities	K	37	50	51
Consolidation of variable-interest entity	M	0	18	0
Reversal of amortization expense on goodwill	N	376	188	75
Intangibles impairment	N	(223)	(223)	(223)
Loss carryforward	Q	(5)	0	0
Unrecognized actuarial gains and losses	R	23	0	0
Minimum pension liability adjustment	P	(30)	(23)	0

		2,258	2,040	2,193
Adjustments related to the business combinations with Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a purchase under U.S. GAAP	G-1	2,088	2,120	2,330
Goodwill impairment	G-2	(570)	(570)	(570)
Contingent value rights	G-3	49	49	49
Stock options — Saatchi & Saatchi	G-4	148	158	155
Loss carryforwards	G-5	(33)	(16)	(12)

Total adjustments — Saatchi & Saatchi		1,682	1,741	1,952
Tax effect of above adjustments		(370)	(378)	(299)

Shareholders’ equity as adjusted for U.S. GAAP		3,570	3,403	3,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following the Bcom3 and Saatchi & Saatchi acquisitions, and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2004, 2003 and 2002 are summarized as follows:

	December 31,

	2004	2003	2002
	€	€	€

	(In millions)
Assets
Goodwill, net	5,315	5,214	5,422
Intangible assets, net	1,464	1,671	1,950
Property and equipment, net	511	542	699
Deferred income taxes	338	326	274
Investments and other financial assets, net	143	549	149
Investments accounted for by the equity method	17	30	33

Total non current assets, net	7,788	8,332	8,527

Inventory and costs billable to clients	437	416	295
Accounts receivable	3,282	3,263	3,663
Other receivables	462	690	522
Deferred income taxes	76	125	155
Marketable securities	58	196	342
Cash and cash equivalents	1,128	1,219	863

Current assets	5,443	5,909	5,840

Total assets	13,231	14,241	14,367

Liabilities and shareholders’ equity
Capital stock	78	78	78
Additional paid-in capital	4,752	4,760	4,767
Retained earnings (deficit)	(166)	(462)	(571)
Treasury stock	(332)	(323)	(318)
Accumulated other comprehensive income	(762)	(650)	(110)

Shareholders’ equity	3,570	3,403	3,846
Current portion of long-term debt and capital lease obligations	105	284	261
Short-term borrowings and overdrafts	172	451	490
Accounts payable	3,694	3,590	3,832
Accrued expenses and other liabilities	1,818	1,807	1,370

Current liabilities	5,789	6,132	5,953
Minority interests	46	55	75
Long-term debt and capital lease obligations, less current portion	2,634	3,240	2,789
Deferred income taxes	542	614	532
Provisions for contingencies and charges	650	797	1,172

Total liabilities and shareholders’ equity	13,231	14,241	14,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of shareholders’ equity for U.S. GAAP purposes as of December 31, 2004, 2003 and 2002 are as follows:

	December 31,

	2004 €	2003 €	2002 €

	(In millions)
Share capital	78	78	78
Additional paid-in capital	4,752	4,760	4,767
Retained earnings (deficit)	(166)	(462)	(571)
Treasury stock	(332)	(323)	(318)

	4,332	4,053	3,956
Accumulated other comprehensive income (loss):
Unrealized gains on securities	37	36	51
Foreign currency translation adjustment	(769)	(663)	(161)
Minimum pension liability adjustment	(30)	(23)	0

Accumulated other comprehensive income (loss)	(762)	(650)	(110)

Total shareholders’ equity as adjusted for U.S. GAAP	3,570	3,403	3,846

Supplemental U.S. GAAP Disclosures

Consolidated Statement of Cash Flows
      The consolidated statement of cash flows prepared under French GAAP presents substantially the same information as that required under U.S. GAAP but they differ with regard to the classification of items within them and as regards the definition of cash (treasury) under French GAAP and cash and cash equivalents under U.S. GAAP.
      A reconciliation of cash or treasury under French GAAP to cash and cash equivalents under U.S. GAAP is presented as follows:

	For the Year Ended
	December 31,

	2004 €	2003 €	2002 €

	(In millions)
Cash and cash equivalents under French GAAP	1,023	964	715
Less: Marketable securities	(67)	(196)	(342)
Add: Bank overdrafts	172	451	490

Cash and cash equivalents under U.S. GAAP	1,128	1,219	863

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The cash flows under U.S. GAAP can be summarized as follows:

	For the Year Ended
	December 31,

	2004	2003	2002
	€	€	€

	(In millions)
Cash provided by operating activities	770	559	574
Cash provided by/(used in) investing activities	384	(531)	(267)
Cash provided by financing activities	(1,206)	411	11
Effect of exchange rate changes on cash and cash equivalents	(39)	(83)	(76)

Increase in cash and cash equivalents	(91)	356	242
Cash and cash equivalents at beginning of year	1,219	863	621

Cash and cash equivalents at end of year	1,128	1,219	863

      Non-cash investing activities primarily relate to the Bcom3 acquisition in 2002.
      Cash provided by financing activities includes € (857) million, € 519 million, and € 445 million change in borrowings per the French GAAP accounts. A breakdown of the change in borrowings is as follows:

	For the Year Ended
	December 31,

	2004	2003	2002
	€	€	€

	(In millions)
Proceeds from borrowings of long-term debt	450	761	690
Repayments of borrowings of long-term debt	(1,307)	(242)	(245)

	(857)	519	445

      A breakdown of the change in net working capital requirement is as follows:

	For the Year Ended
	December 31,

	2004	2003	2002
	€	€	€

	(In millions)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	76	(158)	(11)
Inventory and costs billable to clients	(47)	(180)	72
Accounts payable and other current liabilities	270	570	122

Change in working capital requirements	299	232	183

      Supplemental cash flow information for the years ended December 31, 2004, 2003 and 2002 is as follows:

	December 31,

	2004	2003	2002
	€	€	€

	(In millions)
Interest paid	73	74	45
Income taxes paid	114	100	227

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

Intangible Assets
      The gross carrying amounts and accumulated amortization of intangible assets, by major class, are as follows:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Depreciation*	Amount

	(In millions of euros)
At December 31, 2004
Tradenames and client relationships	2,117	687	1,430
Software and other	103	69	34

Total	2,220	756	1,464

At December 31, 2003
Tradenames and client relationships	2,160	521	1,639
Software and other	104	72	32

Total	2,264	593	1,671

At December 31, 2002
Tradenames and client relationships	2,392	489	1,903
Software and other	127	80	47

Total	2,519	569	1,950

*	Includes impairment of € 346 million, € 223 million and € 223 million in 2004, 2003 and 2002 respectively.
      Consolidated amortization expense related to intangible assets, subject to amortization, for 2004, 2003 and 2002 was € 71 million, € 79 million and € 52 million respectively.
      Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2004, for each of the next five fiscal years is as follows:

(In millions
Year Ending December 31,	of euros)

2005	83
2006	86
2007	88
2008	91
2009	95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions
      In 2004, Publicis has made the following acquisitions:

•	40% of the minority interests of Fallon U.K.;

•	100% of Thomsonmurray Inc. and CLT Meetings; and

•	Other non significant entities.
      These acquisitions taken as a whole represent less than 1% of the total revenue and the total assets of the Group.
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
      Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following securities to Bcom3 shareholders:

•	56,250,000 new Publicis shares with a value on issue of € 30.5 (with a nominal value of € 0.4 and a premium of € 30.1 per share);

•	Bonds with a face value of € 858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares;

•	Bonds with a face value of € 858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.
      Total consideration paid in for Bcom3 amounted to € 3,984 million, resulting in additional goodwill of € 3,863 million. The components of the purchase price and allocations are as follows:

(In millions of €)

Consideration and acquisition costs:
Fair value of Publicis shares	2,048
Fair value of ORANEs	1,024
Fair value of OBSAs	858
Acquisition costs (net of tax)	54

3,984

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In millions of €)

Allocation of purchase price:
Property and equipment	35
Client relationships	309
Trademarks	387
Other intangibles	7
Goodwill	3,863
Net liabilities assumed and other	(617)

3,984

      In addition to the acquisition of Bcom3, several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct ‘n’ More in Austria, Arredondo de Haro and Art-y-maña in Mexico, Magnesium in Belgium, Sales Story, ECA2, Stella, and Flamenco in France.
      The operations of all of the businesses acquired by Publicis in 2002 contributed 5% to Group revenues and 4% to the Group’s net income before goodwill amortization.

Pro-forma Information Regarding the Bcom3 Acquisition
      The following pro forma information for the year ended December 31, 2002 presents the effect of the acquisition of Bcom3, the most significant acquisition of Publicis in 2002, as if it had occurred as of the beginning of 2002. The pro forma financial information is based on the historical financial statements of Publicis and Bcom3.

	French GAAP	U.S. GAAP
	Year Ended	Year Ended
	December 31,	December 31,
	2002	2002

	€	€
	(Unaudited)	(Unaudited)
	(In millions except
	per share data)
Pro forma revenues	4,280	4,426
Pro forma income before cumulative effect of accounting change (SFAS 142)	156	209
Pro forma net income	156	49
Pro forma basic earnings per share, before cumulative effect of accounting change	€0.80	€1.12
Pro forma diluted earnings per share, before cumulative effect of accounting change	€0.75	€0.90
Pro forma basic earnings per share	€0.80	€0.26
Pro forma diluted earnings per share	€0.75	€0.21

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      The impact of U.S. GAAP adjustments related to restructuring provisions is as follows:

			Release of		Cash	Currency	Others
	December 31,	Current Year	Reserve to	Net Impact	Payments	Translation and	Changes in	December 31,
	2002	Increase	Income	P&L	(reversal)	Reclassifications(1)	Goodwill	2003

	(In € millions)
	Restructuring Provisions
French GAAP restructuring reserve	257	5	(4)	1	(107)	(107)	58	102
U.S. GAAP restatement: finalization of BCom3 restructuring(2)	—	37	—	37	—	—	(37)	—
U.S. GAAP restructuring reserve	257	42	(4)	38	(107)	(107)	21	102

(1)	The impact of (107) includes translation adjustment for € (11) million and reclassifications for € (96) million (including € 42 million to real estate provisions and € 51 million to write-off of assets).

(2)	In 2003, the Group finalized the Bcom3 restructuring plan. In accordance with U.S. GAAP, restructuring costs related to the acquiring entity and plans finalized after one year following the acquisition date are excluded from the liabilities assumed and are therefore booked through P&L.
      The impact of U.S. GAAP adjustments related to real estate provisions is as follows:

			Release of		Cash	Currency	Others
	December 31,	Current Year	Reserve to	Net Impact	Payments	Translation and	Changes in	December 31,
	2002	Increase	Income	P&L	(reversal)	Reclassifications(1)	Goodwill(2)	2003

	In € millions
	real estate provisions
French GAAP real estate provision	284	—	—	—	(34)	(1)	(17)	232
U.S. GAAP restatement: finalization of Bcom3 restructuring(3)	—	92	—	92	—	—	(92)	—
U.S. GAAP real estate provisions	284	92	—	92	(34)	(1)	(109)	232

(1)	The impact of (1) includes translation adjustment for € (43) million and reclassifications for € 42 million (from restructuring provisions).

(2)	The impact of € (17) million includes additions of € 29 million, change in estimates of € (30) million and reversal through goodwill for € (16) million.

(3)	In 2003, the Group has finalized the Bcom3 restructuring. In accordance with U.S. GAAP, vacant properties costs related to the acquiring entity and plans finalized after one year following the acquisition are excluded from the liabilities assumed and booked through P&L.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The U.S. GAAP restatement of € 92 million includes for € 65 million change that lead to identify double capacity in 2003 under U.S. GAAP and € 29 million of additions booked in 2003 under French GAAP that were disallowed under U.S. GAAP.

Retirement and Postretirement Plans
      The Group maintains retirement plans, some of these are defined benefit pension plans (“Defined Benefit Pensions”) which require disclosure of assets and obligations and others are defined contribution plans which by definition have assets equal to liabilities and, therefore, the Group shows only the annual expense associated with such plans.
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
      The changes in the assets and benefit obligations and the reconciliation of the Group’s Defined Benefit Pensions and Postretirement Plans in the accompanying consolidated balance sheets for the period January 1, 2004 through December 31, 2004 and January 1, 2003 through December 31, 2003, respectively were as follows (in millions):

	Defined Benefit Pensions				Postretirement Plans

	2004		2003		2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligation — Benefit obligation at beginning of year	€151.1	€177.6	€165.2	€183.7	€35.4	€2.8	€34.5	€3.1
Acquisitions	—	1.8	—	—	—	—	—	—
Service cost	11.7	3.3	13.3	3.3	1.0	—	0.8	—
Interest cost	9.1	10.5	9.8	9.5	2.2	0.1	2.4	0.1
Plan amendments	—	—	0.6	—	—	—	0.5	—
Participant contributions	—	0.4	—	0.6	0.9	—	0.9	—
Actuarial loss (gain)	4.8	8.3	9.5	(0.8)	1.2	—	6.0	—
Benefits and lump sums paid	(15.0)	(3.0)	(17.6)	(7.0)	(2.8)	—	(3.1)	0.2
Effect of exchange rates	(11.9)	(0.4)	(29.7)	(11.7)	(2.8)	—	(6.6)	(0.6)

Benefit obligation at end of year	€149.8	€198.5	€151.1	€177.6	€35.1	€2.9	€35.4	€2.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Defined Benefit Pensions				Postretirement Plans

	2004		2003		2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in plan assets —
Fair value at beginning of year	€89.7	€105.3	€99.0	€100.0	€—	€—	€—	€—
Acquisitions	—	1.5	—	—	—	—	—	—
Actual return on assets	11.3	6.8	14.6	12.3	—	—	—	—
Company contributions	21.7	8.1	11.4	7.4	1.9	—	2.2	0.2
Benefits and lump sums paid	(15.0)	(4.9)	(17.6)	(7.0)	(2.8)	—	(3.1)	(0.2)
Participant contributions	—	0.4	—	0.6	0.9	—	0.9	—
Effect of exchange rates	(8.1)	1.2	(17.7)	(8.0)	—	—	—	—

Fair value of plan assets at end of year	€99.6	€118.4	€89.7	€105.3	€—	€—	€—	€—

Funded status at end of year	€(50.1)	€(80.0)	€(61.4)	€(72.3)	€(35.1)	€(2.9)	€(35.4)	€(2.8)
Unrecognized net actuarial loss (gain)	(1.9)	28.2	(3.6)	22.2	5.3	—	4.6	—
Unrecognized prior service costs	0.9	0.4	1.1	—	0.3	—	0.4	—

Net Amount recognized	€(51.1)	€(51.4)	€(63.9)	€(50.1)	€(29.5)	€(2.9)	€(30.4)	€(2.8)

Amounts recognized in Statement of Financial Position consist of:
Prepaid benefit cost	—	4.7	—	—	—	—	—	—
Accrued benefit liability	€(52.1)	€(85.0)	€(64.2)	€(73.3)	€(29.5)	€(2.9)	€(30.4)	€(2.8)
Intangible asset	—	0.4

Accumulated other comprehensive income	1.0	28.5	0.3	23.2	—	—	—	—

Net Amount recognized	€(51.1)	€(51.4)	€(63.9)	€(50.1)	€(29.5)	€(2.9)	€(30.4)	€(2.8)

      Defined Benefit Pensions with accumulated benefit obligations in excess of plan assets consist of the following as of December 31, 2004 and 2003, respectively (in millions):

	Defined Benefit Pensions

	2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.

Accumulated benefit obligation	€149.8	€184.2	€151.1	€132.6
Projected benefit obligation	€149.8	€198.5	€151.1	€140.3
Plan assets at fair value	€99.6	€118.4	€89.7	€68.1
      The accumulated benefit obligation on the domestic defined benefit pension plan is € 15.1 million and € 17.1 million, as of December 31, 2004 and 2003 respectively. There are no plan assets related to the domestic plan and no contributions expected to be paid. The measurement date used to determine the benefit obligation of the domestic plan is December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of net periodic benefit costs for the Defined Benefit Pensions and Postretirement Plans for the year ending December 31, 2004 and 2003, respectively, are as follows (in millions):

	Defined Benefit Pensions				Postretirement Plans

	2004		2003		2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Service cost for benefits earned during the year	€11.8	€3.3	€13.3	€3.3	1.0	—	€0.8	—
Interest cost on projected benefit obligation	9.1	10.5	9.8	9.5	2.2	0.1	2.4	0.1
Expected return on plan assets	(8.1)	(8.6)	(7.5)	(7.2)	—	—	—	—
Amortization of prior service cost	0.1	0.1	0.1		0.1	—	0.1	—
Recognized actuarial loss (gain)	—	1.8	—	1.1	0.1	—	(0.1)	—

Net periodic benefit cost	12.9	7.1	15.7	6.7	3.4	0.1	3.2	0.1
Defined contribution cost	11.2	3.1	10.5	2.0	—	—	—	—

Total retirement cost	€24.1	€10.2	€26.2	€8.7	—	—	—	—

      The weighted average assumptions used in determining the benefit obligation as of December 31, 2004 and 2003 respectively are:

	Defined Benefit Pensions				Postretirement Plans

	2004		2003		2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	6.00%	5.00%	6.25%	5.62%	6.00%	5.75%	6.25%	6.25%
Expected rate of future compensation increases	N/A	3.79%	N/A	3.77%	5.00%	N/A	N/A	N/A
      The weighted average assumptions used in determining the net periodic benefit costs for the years ended December 31, 2004 and 2003 respectively are:

	Defined Benefit Pensions				Postretirement Plans

	2004		2003		2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate	6.25%	5.19%	6.75%	5.64%	6.25%	5.75%	6.75%	6.75%
Expected rate of future compensation increases	N/A	3.43%	N/A	3.39%	N/A	5.00%	N/A	N/A
Expected long-term rate on plan assets	8.50%	7.50%	8.50%	7.50%	N/A	N/A	N/A	N/A

*	These assumptions are based on estimates of the long-term rate for these factors over the life of the plan.

	Defined
	Benefit		Postretirement
	Pensions		Plans

	2004	2003	2004	2003

	(In millions of euros)
Increase in minimum liability included in other compressive income	30	23	N/A	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For the U.S. plans, as of December 31, 2004, the medical inflation rates were assumed to be 10.5%, gradually declining to 5% in 2007, and remaining at that rate thereafter. A one-percentage-point increase in the medical inflation rate would increase the accumulated postretirement benefit obligation as of December 31, 2004 by approximately € 5.3 million and increase the net periodic benefit cost for the year ended December 31, 2004 by approximately € 0.5 million. A one-percentage-point decrease in the medical inflation rate would decrease the accumulated postretirement benefit obligation as of December 31, 2004 by approximately € 4.3 million and decrease the net periodic benefit cost for the year ended December 31, 2004 by approximately € 0.4 million.
      The weighted average allocation of funds invested in Group pension plans as of December 31, 2004 and 2003 was as follows:

	Funds Invested

	2004		2003

Asset Category (In percentage)	U.S.	Non-U.S.	U.S.	Non-U.S.

Equity securities	66%	62%	71%	Not available
Debt securities	33%	29%	26%	Not available
Real estate	1%	5%	0%	Not available
Other	0%	3%	3%	Not available
Total	100%	100%	100%	Not available
      The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

	Pensions and
	Similar Benefits

	U.S.	Non-U.S.

	(In millions of euros)
Estimated employer’s contribution in 2005	18	9
Estimated benefit payments:
2005	14	8
2006	15	6
2007	15	8
2008	16	10
2009	16	10
2010 and thereafter	92	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term Debt
      Future minimum payments as of December 31, 2004, on long-term debt, including capital leases, are as follows:

Year
(In millions of €)
2005	105
2006	57
2007	57
2008	729
2009	57
Thereafter	1,734

Subtotal	2,739

Less: Current maturities	(105)

2,634

Shareholders’ Equity
      Publicis’ capital stock consists of 195,471,061; 195,378,253 and 196,081,129 ordinary shares issued at December 31, 2004, 2003 and 2002, respectively, with a par value of € 0.40 each. These amounts include shares held in treasury of 13,015,843; 13,012,389 and 12,790,600 respectively.
Employee Stock Option Plans
      Publicis grants stock options through employee stock option plans (“the Plans”). Under the 2000 plan, options for a fixed number of shares (with an exercise price equal to the average market value of Publicis stock for the last 20 days before the grant date) are granted to employees. Under this plan, the options vest after 5 years and expire 10 years after the date of grant. Under the 2001 plan, options for a fixed number of shares (with an exercise price equal to the higher of the average market value of Publicis stock for the last 20 days before the grant date or the cost of treasury shares) are granted to employees. Under this plan, options vest after 4 years and expire 10 years after the date of grant. Under the 2002 plan, options for a fixed number of shares (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date) are granted to employees. The options vest after 4 years and expire 10 years after the date of grant. Options were also granted in 2001 under a variable plan to former Saatchi & Saatchi management (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date). The allotment of these options is subject to the attainment of certain financial objectives over the 2001-2003 period. These options vest upon confirmation of allotment and expire 10 years after the date of grant.
      Under the 2003 plan, options for a fixed number of shares (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date) are granted to employees. The options vest after 4 years and expire 10 years after the date of grant.
      In 2003, options were also granted to employees under a Long-Term Incentive Plan for 2003-2005 (variable plan with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date). Half of these options vest in 2006 upon the attainment of certain financial objectives over the 2003-2005 period and expire 10 years after the date of grant. The other half of these options vest in 2007 upon the attainment of such objectives and expire 10 years after the date of grant.
      Under the 2004 plan, options for a fixed number of shares (with an exercise price equal to the average purchase price of treasury shares held by Publicis at the grant date) are granted to employees. The options

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
vest after 4 years and expire 10 years after the date of grant. In 2004, additional options were also granted to employees under the Long-Term Incentive Plan for 2003-2005.
      Under the former Publicis Communication Stock Option Plan, options for a fixed number of shares (with an exercise price equal to the fair value of the shares at the date of grant) were granted to employees. Under this plan, the options vest immediately and expire 10 years after the date of grant.
      A summary of the status of the Plans as of December 31, 2004, 2003 and 2002 and changes for the years then ended, are presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

2000 Plan
Outstanding at beginning of year	100,000	€43.55	100,000	€43.55	100,000	€43.55
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	100,000	€43.55	100,000	€43.55	100,000	€43.55

2001 Plan
Outstanding at beginning of year	380,000	€33.18	380,000	€33.18	380,000	€33.18
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	380,000	€33.18	380,000	€33.18	380,000	€33.18

2002 Plan
Outstanding at beginning of year	329,600	€29.83	329,600	€29.83	—	—
Granted	—	—	—	—	329,600	€29.83
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	329,600	€29.83	329,600	€29.83	329,600	€29.83

2003 Plan
Outstanding at beginning of year	517,067	€24.82	—	—	—	—
Granted	—	—	517,067	€24.82	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	—	—	—	—	—	—

Outstanding at end of year	517,067	€24.82	517,067	€24.82	—	—

2004 Plan
Outstanding at beginning of year		—	—	—	—
Granted	1,970,086	24,82	—	—	—	—
Exercised		—	—	—	—
Forfeited/ Expired		—	—	—	—

Outstanding at end of year	1,970,086	24,82	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Saatchi & Saatchi Management Plan
Outstanding at beginning of year	2,943,135	€29.79	2,943,135	€29.79	2,943,135	€29.79
Granted	—	—	—		—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	2,943,135	€29.79	—	—	—	—

Outstanding at end of year	—	—	2,943,135	€29.79	2,943,135	€29.79

Long-Term 2003 Incentive Plan
Outstanding at beginning of year	9,498,000	€24.82	—	—	—
Granted	—	—	9,498,000	€24.82	—	—
Exercised	—	—	—	—	—	—
Forfeited/ Expired	1,484,000	€24.82	—	—	—	—

Outstanding at end of year	8,014,000	€24.82	9,498,000	€24.82	—	—

      Stock options related to the Publicis Communication Stock Option Plan were converted into Publicis stock options upon the merger of Publicis Communication into Publicis, S.A. on December 11, 1998. A summary of the activity for this plan is presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Former Publicis
Communication Plan
Outstanding at beginning of year	525,080	€8.67	570,050	€8.54	652150	€8.29
Exercised	(54,880)	5.92	(44,970)	7.02	(45,590)	6.46
Forfeited	—	—	—	—	—	—
Expired	(28,760)	6.37	—	—	(36,510)	6.99

Outstanding at end of year	441,440	€9.16	525,080	€8.67	570,050	€8.54

Former Saatchi & Saatchi Plans
      Saatchi & Saatchi had several stock option plans for employees and management prior to the acquisition. These plans involved several execution criteria for the grant of options. At the time of the merger with Publicis, these plans were simplified, and the maximum number of options that could be granted was granted.
      Two types of options remain:

1.	Those to be issued in connection with the Equity Participation Plan and for which the exercise price was paid at the grant date. No additional payment will be made at the date of exercise of the options, and

2.	Those to be issued related to other plans and for which the exercise price must be paid at the date of exercise of the options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In these two cases, the beneficiaries were to receive Saatchi & Saatchi shares upon exercise of their options. These shares will be exchanged for new shares of Publicis based on a rate of 18.252 Publicis shares for 100 Saatchi & Saatchi shares.
      The number of options that can be exercised under the former Saatchi & Saatchi plans, converted for simplification purposes into Publicis shares at a rate of 0.18252, is summarized as follows:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Former Saatchi & Saatchi Plans:
Outstanding at beginning of year	43,545	€9.92	80,503	€10.90	266,046	€11.71
Granted	—	—	—	—	—	—
Exercised	(37,928)	€9.92	(36,958)	€12.22	(185,543)	€10.33
Forfeited/ Expired	(5,617)	€9.92	—	—	—	—

Outstanding at end of year	—	—	43,545	€9.92	80,503	€10.90

                  Former Nelson Plan
      The Group additionally granted options in connection with the Nelson acquisition at the end of 2000. In conjunction with this acquisition, Publicis exchanged Publicis options for those of Nelson. A summary of the activity for this plan is presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Former Nelson Plan
Outstanding at beginning of year	137,034	€19,32	282,154	€24,40	518,730	€28.11
Exercised	(16,546)	€19,64	(103,522)	€21,04	(65,040)	€24.40
Forfeited/ Expired	(12,620)	€19,64	(41,598)	€21,57	(171,536)	€23.73

Outstanding at end of year	107,868	€17,91	137,034	€19,32	282,154	€24.40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following information applies to options outstanding and exercisable at December 31, 2004:

			Weighted	Weighted
			average	Average
			remaining	Exercise
	Outstanding	Exercisable	life in Years	Price

Former Publicis Communication Plan	441,440	441,440	2	€9.16
2000 Plan	100,000	—	6	€43.55
2001 Plan	380,000	—	7	€33.18
2002 Plan	329,600	—	8	€29.83
2003 Plan	517,067	—	9	€24.82
2004 Plan	1,970,086		10	€24.82
Saatchi & Saatchi Management Plan	—	—	—	—
Long-Term Incentive Plan 2003	8,014,000	—	9	€24.82
Former Nelson Plan	107,868	107,868	4	€17.91
Former Saatchi & Saatchi Plans	—	—	0	—

Total	11,860,061	549,308	9	€24.74

      In accordance with SFAS 123, Publicis elected to continue to account for stock-based compensation using the “intrinsic value” method under the guidelines of APB 25, as opposed to the “fair value” method in SFAS 123. For the Publicis plans, under APB 25, no compensation expense has been recognized for the year ended December 31, 2002 because the stock options were either fully vested prior to these periods, or the exercise price of options granted in these periods is greater than or equal to the market value at the date of grant. In 2004 and in 2003, under APB 25, the compensation expense was not significant.
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

	2004	2003	2002

Net earnings — U.S. GAAP
Net income (loss) as reported	343	155	(14)
Add: Stock-based employee compensation expense, net of tax, included in reported net income (loss)	—	—	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(15)	(4)	(7)

Pro forma net income (loss)	328	151	(21)
Basic earnings per common share.
As reported	€1.88	€0.85	€(0.10)
Pro forma	€1.80	€0.83	€(0.14)
Diluted earnings per common share
As reported	€1.36	€0.78	€(0.10)
Pro forma	€1.30	€0.76	€(0.14)

      The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2004, 2003 and 2002: dividend yields of 1.12% in 2004, 0.91% in 2003 and zero in 2002; expected volatility of 24.0% for 2004, 30.0% for 2003 and 52.3% for 2002; risk-free interest rate

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ranging between 2.63% and 3.47%, depending on the maturity date, in 2004, 4% in 2003, and 4.5% in 2002; and expected term of 2.6 for the first half of the long term incentive plan, 3.6 years for the second half in 2004 and 5 years for the unconditional plan; and of 5 years for 2003 and 2002. The weighted average estimated fair values of employee stock options granted during fiscal 2004, 2003 and 2002 were € 3.59, € 8.85 and € 12.47, respectively.

Income Taxes
      The income tax disclosures required for French GAAP are included in note 8 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

	December 31,

	2004	2003	2002

	(In millions of euros)
Net income before taxes and minority interests:
France	29	(42)	44
Foreign	211	388	264

Total	240	346	308

Income tax expense:
France	(109)	1	19
Foreign	113	171	113

Total	4	172	132

Expiration dates of net operating loss carry forwards
      In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately € 361 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. At December 31, 2004, the remaining net loss carryforwards related to these operations amounted to € 278 million, which will expire between 2005 and 2009. The Company has not recognized these operating loss carryforwards in the French financial statements due the uncertainty of their realizibility. For U.S. GAAP purposes, the deferred tax assets acquired in connection with this business combination has been 100% reserved.
      Additionally, under French GAAP, at December 31, 2004, the Group had approximately € 460 million of operating loss carryforwards, of which € 14 million will expire between 2005 and 2009 and € 21 million will expire between 2009 and 2019. The remaining € 425 million have no expiration. The Group has not recognized these operating loss carry forwards in the French financial statements due to the uncertainty of their realizibility.

Earnings per share
      Basic earnings per share under French GAAP is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period after deduction of the weighted average number of shares of treasury stock. In 2002, the ORANEs were accounted for as equity instruments under French GAAP, but as debt under U.S. GAAP with the related interest classified accordingly. In 2003, following clarification of certain rules by the AMF (see note 21), the ORANEs were reclassified as “other equity” under French GAAP and the recognition of interest paid in respect of ORANEs is now treated as a financial cost and no longer as a distributed dividend.
      Diluted earnings per share numerator represents net income, increased by the OCEANEs’ and ORANEs’ after-tax interest expense that would have been avoided if converted. Diluted earnings per share

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      The following table sets forth the computation of basic and diluted earnings per common share under French GAAP, which, other than the impact of the interest on the ORANEs on the numerator of basic earnings per share in the 2002 fiscal year, is calculated in the same manner for French and U.S. GAAP:

	2004	2003	2002

	(In millions except per
	share data)
Numerator:
Earnings from continuing operations (French GAAP)	€210	€150	€147
After-tax interest expense on ORANEs	—	—	(2)

Earnings available to shareholders — for basic earnings per share	€210	€150	€145

Earnings from continuing operations (French GAAP)	€210	€150	€147
After-tax saving of OCEANEs and ORANEs interest if converted	€34	31	19

Earnings available to shareholders — for diluted earnings per share	€244	€181	€166

Denominator:
Denominator for basic earnings per share — weighted-average shares	182	183	146

Potential dilutive common shares — employee stock options	1	1	—
Potential dilutive common shares — OCEANEs	40	28	17
Potential dilutive common shares — ORANEs	28	28	8

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	251	240	171

Basic earnings available to shareholders per common share	€1.15	€0.82	€0.99

Earnings available to shareholders per common share — assuming dilution	€0.97	€0.75	€0.97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases
      The Group leases certain premises and equipment under both capital and operating leases. Property leases typically provide for renewal options. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2004.

			Operating Sublease	Operating Leases,
Years Ending December 31,	Capital Leases	Operating Leases	Income	Net

	(In millions of euros)
2005	8,4	237	(8)	229
2006	8,6	224	(6)	218
2007	8,8	211	(6)	205
2008	8,4	194	(4)	190
2009	8,7	187	(4)	183
Thereafter	402,7	322	(11)	311

Total minimum lease payments	445,6	1,375	(39)	1,336
Less: amount representing interest	(175,6)

Total obligation under capital leases	270,0
Less: current portion	(8,4)

Long-term portion	261,6

      Property, plants and equipment at December 31 include the following for capitalized leases:

	2004	2003	2002

	(In millions of €)
Land	21	23	28
Buildings	152	163	195
Less allowances for depreciation	(12)	(8)	(4)

Total:	161	178	219

      Net rental expenses for operating leases was € 186 million, € 201 million and € 169 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Related parties transaction
      International Sports and Entertainment AG(“iSe”):
      In January 2003 Publicis Group, Dentsu and Sports Mondial entered into a Shareholders’ Agreement pursuant to which they agreed to create a joint venture, International Sports and Entertainment AG (“iSe”). At inception, Publicis contributed CHF 6.7 million (€ 4 million) in capital to the joint venture in exchange for equity interests in the joint venture of 45%. The joint venture is incorporated in Zurich (Switzerland). The joint venture is engaged in the provision for services to various sports federations and the acquisition, sale and marketing of sponsorship and television rights in relation to sporting and entertainment event federations. On June 2003, iSe entered into an agreement with FIFA to be appointed as the exclusive worldwide agency for the sale and management of the FIFA hospitality program for the 2006 FIFA World Cup in Germany in exchange for CHF 270 million.
      On behalf of iSe, Publicis agreed to provide the banks providing the letter of credit to FIFA with a collateral guarantee (50% of the total amount). In connection with this contract, Publicis has provided a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
French bank with a guarantee in the amount of € 88 million (CHF 135 million). In January 2005 iSe paid the CHF 270 to FIFA and the collateral guarantee contract between iSe and Publicis has been terminated.
      Publicis assessed its interests in iSe and determined that iSe is a variable interest entity (VIE). Given the commitments of Publicis towards the other owner of iSe, Publicis is not deemed the primary beneficiary and has not consolidated the VIE.
      As of December 31, 2004 total investment of Publicis Groupe in iSe amounted to € 4 million. ISe is consolidated under the equity method.
      Barter Bogle Hegarty LLC (“BBH”):
      Publicis Groupe holds 49% of the capital of BBH. BBH is an advertising agency and is engaged in the planning, creation, supervision and placement of advertising in various media, as well as providing certain studio services. BBH serves clients primarily in the U.S. in several industries, including consumer products and technology, among other industries.
      As of December 31, 2004 total investment of Publicis Groupe in BBH amounted to € 9 million. The entity is accounted for under the equity method. BBH paid dividends of € 4 million in 2004 to Publicis Group.

Fair value of instruments
      The following table presents the carrying amounts in accordance with U.S. GAAP and estimated fair value of the Group’s financial instruments at December 31, 2004, 2003 and 2002:

	2004		2003		2002

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(In millions of euros)
Cash, cash equivalents and marketable securities	1,195	1,195	1,415	1,415	1,205	1,205
Investments (IPG and other)	—	—	528	528	135	135
Long-term debt, including current maturities	2,739	2,267	3,524	3,349	3,050	3,050
Embedded Derivative Instruments	—	—	—	—	11	11
Other Derivative instruments	(39)	(39)	(15)	(15)	—	—
Financial commitments
Contingent value rights	—	—	—	—	—	—
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

Investments
      Investments consist of available-for-sale securities, primarily those that are publicly traded, and other investments. The available-for-sale securities are carried at market value and the unrealized gains and losses on these securities are included in shareholders’ equity. As of December 31, 2004, 2003 and 2002, unrealized gains of € 30 million, € 36 million and € 51 million, respectively, have been recorded in shareholders’ equity in accordance with U.S. GAAP. Other long-term investments are carried at cost, which approximates estimated fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt
      The Group’s long-term debt consists of floating rate debt and fixed interest debt. The main difference as of December 31, 2004 between the carrying value and the fair value relates to the ORANEs.

Derivative financial instruments
      The carrying value of derivatives (foreign exchange futures contracts and currency swaps) equals the fair value. Fair value has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

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
New Accounting Pronouncements
      In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments”. EITF 03-01 contains additional guidance for determining when an investment is impaired. The effective date for applying this guidance is currently suspended pending the issue of a further FASB Staff Position statement. In the opinion of Publicis, adoption of the additional guidance would not have a material effect on the consolidated financial statements.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that Publicis recognizes the cost of share-based payments granted to employees measured at the grant-date fair value of the award. Publicis is required to adopt FAS 123R effective January 1, 2006 to all share-based grants made or modified after June 15, 2005 and for the unvested portion of outstanding share-based grants made prior to June 15, 2005. Publicis is currently evaluating the impact of adopting FAS 123R.
      In March 2004, the FASB ratified the consensus reached on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.” EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption did not have a material impact on the consolidated financial statements of Publicis.
      In December 2004 the FASB issued SFAS No. 153 “Exchanges of Non-Monetary Assets” as an amendment to APB Opinion No. 29 “Accounting for Non-Monetary Transactions.” APB 29 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges of similar productive assets. SFAS 153 eliminates the exception provided in APB 29 and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is to be applied prospectively and is effective for all non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Publicis does not expect there to be any material effect on the Consolidated Financial Statements upon adoption of the new standard.

Item 19.	Exhibits
      The following exhibits are included herein:

Exhibit
Number		Description

1		Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation) (incorporated by reference from Exhibit 1 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2001).
2		We agree to furnish a copy of an English translation of any instrument defining the rights of holders of our long term indebtedness to the SEC upon its request.
4.1		Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
4.2		Shareholders’ Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
4.3		First Amendment to Shareholders’ Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
4.4		Shareholders’ Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
4.5		First Amendment to Shareholders’ Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
4.6		CEO Employment Agreement, dated as of January 1, 2001, among Roger A. Haupt, Bcom3 Group, Inc., Leo Burnett Worldwide, Inc., and Leo Burnett USA, Inc. (“Haupt Employment Agreement”) (incorporated by reference from Exhibit 10.5 to the report on Form 10 of Bcom3 Group, Inc. filed on April 30, 2001).
4.7		Amendment to Haupt Employment Agreement dated as of March 26, 2003 (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).
4.8		Agreement, dated as of September 7, 2000, by and between Saatchi & Saatchi North America, Inc. and Kevin Roberts (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).
4.9		Agreement, dated as of November 30, 2000, by and among Saatchi & Saatchi North America, Inc., Saatchi & Saatchi Limited and Red Rose Limited (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).
4.1	0	Employment Agreement, dated as of September 8, 2002, by and between Saatchi & Saatchi North America, Inc. and Robert L. Seelert (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).
4.1	1	Employment Agreement, dated as of July 1, 2004, by and among Jack Klues, Publicis Groupe S.A. and Starcom Worldwide division of Leo Burnett USA, Inc.
4.1	2	Executive Consulting Agreement, dated as of December 21, 2004, by and between Leo Burnett Worldwide, Inc. and Roger Haupt.
4.1	3	Consulting Services Agreement, dated as of November 8, 2004, by and between Publicis Groupe S.A. and Roger A. Haupt.
4.1	4	By-Laws (statuts) of the Societe en Participation by and between Elisabeth Badinter and Dentsu Inc., adopted September 24, 2004 (unofficial English translation) (incorporated by reference from Exhibit 99.9 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
8		List of Subsidiaries. See note 30 to our financial statements.
11		Code of Ethics.

Exhibit
Number	Description

99.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Jean-Michel Etienne, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, and Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Publicis Groupe S.A.

By:	/s/ Maurice Lévy

______________________________________ Name: Maurice Lévy
Title: Chief Executive Officer and
Chairman of the Management Board
Dated: June 24, 2005