Form 20-F/A
period 2004-12-31
PUBLICIS GROUPE SA
filed 2005-12-23
CIK 1050952

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A

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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Equity Warrants and ORANEs
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, nominal value € 0.40 per share	182,415,932 (1)
(title of class)	(number of ordinary shares)
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
EXPLANATORY NOTE
     Publicis Groupe S.A. (“Publicis”) is filing this amendment to its Form 20-F for the year ended December 31, 2004 in order to provide a new accountant’s report on its financial statements for that year by Ernst & Young Audit (“E&Y”). The original Form 20-F filed on June 24, 2005 contained a report on the financial statements signed jointly by E&Y and Mazars & Guérard (“Mazars”), in accordance with a provision of French law that requires that a publicly reporting company have two auditors for its financial statements. Following the filing of the Form 20-F, Publicis became aware of an issue regarding the independence of Mazars for purposes of the 2004 audit. The issue arises from discussions that were held during the conduct of the 2004 audit between Publicis and a Mazars partner working on the 2004 audit concerning potential employment of the partner with a U.S. subsidiary of Publicis. These discussions were subsequently terminated, and the Mazars partner in question will not be employed by Publicis and will not participate in the 2005 audit of Publicis, which will be conducted jointly by E&Y and Mazars.
     At the direction of the audit committee of its supervisory board, Publicis brought this situation to the attention of the staff of the U.S. Securities and Exchange Commission (the “SEC”). Following discussions with the staff, the audit committee engaged E&Y to render an audit report as sole auditor on the 2004 financial statements of Publicis for filing with the SEC. The audit did not result in any adjustments to the 2004 financial statements of Publicis.
     Separately, in December 2005, Publicis re-evaluated its determination of operating segments in accordance with U.S. GAAP and, as a result of the revised operating segment analysis, determined that it has eight reporting units for purposes of testing for impairment of goodwill under U.S. GAAP. Consistent with the new determination of reporting units, the testing of goodwill is performed at the level of the brands. Application of the new determination resulted in an impairment of goodwill of approximately € 847 million in 2003, primarily related to the incremental goodwill recognized under U.S. GAAP upon the acquisition of Bcom3 Group, Inc.

-i-

This incremental goodwill arises from the difference between U.S. and French accounting rules. Under U.S. GAAP, the purchase price of Bcom3 was determined by reference to Publicis’ stock price at the date the acquisition was announced on March 7, 2002 (€ 36.4), whereas under French GAAP the price was determined by reference to the stock price at the date the acquisition closed on September 24, 2002 (€ 17.6). The difference between the two share prices (€ 36.4 — € 17.6) resulted in € 1.7 billion of incremental goodwill under U.S. GAAP. Testing for goodwill impairment with eight reporting units without combining internally developed activities and purchased brands resulted in the above-mentioned goodwill impairment in 2003. In addition, in connection with the revision of its impairment analysis, the Company also determined that certain of the incremental goodwill recognized under U.S. GAAP related to the Bcom3 and Saatchi & Saatchi acquisitions should have been recorded in the functional currency of the related entity. Accordingly, the restatement of our historical financial statements reflects the revised impairment testing for goodwill as well as adjustments related to the effects of changes in foreign currency on our historical goodwill and intangible assets balances. For additional information regarding these restatements, refer to Item 5, “Operating and Financial Review and Prospects” and Note 31 to our consolidated financial statements.
     None of the aforementioned effects has an impact on the primary consolidated financial statements prepared in accordance with accounting principles generally accepted in France (“French GAAP”) for periods ended December 31, 2002, 2003 and 2004.
     This amendment amends and restates the following Items of Publicis Groupe S.A. Form 20-F:
•	Item 3 “Key Information”

•	Item 5 “Operating and Financial Review and Prospects”

•	Item 6 “Directors, Senior Management and Employees”

•	Item 7 “Major Shareholders and Related Party Transactions”

•	Item 18 “Financial Statements”
     E&Y and Mazars delivered its report on December 23, 2005 on the 2002 and 2003 consolidated financial statements. E&Y delivered its report on December 23, 2005 on the 2004 consolidated financial statements.
     The filing of this Annual Report on Form 20-F/A should not be understood to mean that all statements contained in this document are true or complete as of any date subsequent to June 24, 2005. You should not consider this amendment to be a reaffirmation or reiteration of any forward looking statements from the original filing that may be reproduced in this amendment.

ii

-iii-

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

	Year Ended December 31,
	2004	2003	2002(3)	2001	2000(2)
	(In Millions of Euros, Except Per Share Data)
Income Statement Data
Amounts in accordance with French GAAP
Revenue	3,825	3,863	2,926	2,434	1,770
Operating income	438	522	405	327	275
Group net income	210	150	147	151	128
Basic earnings per share(1)	1.15	0.82	0.99	1.09	1.18
Diluted earnings per share(1)(4)	0.97	0.75	0.97	1.08	1.15
Dividends per share	0.30	0.26	0.24	0.22	0.20

Balance sheet data
Tangible and Intangible assets, net	3,772	4,486	4,637	1,618	1,303
Total assets	9,721	10,881	10,978	4,896	4,130
Bank borrowings and overdrafts (Short term and long term)	1,960	3,188	2,762	1,069	901
Shareholders’ equity	881	726	1,501	283	299

	Year Ended December 31,
	2004	2003	2002(3)	2001	2000(2)
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(In Millions of Euros, Except Per Share Data)
Income statement Data
Amounts in accordance with U.S. GAAP
Revenue	3,825	3,863	2,969	2,434	1,770
Operating income	402	(498)	353	(466)	185
Group net income	346	(690)	(13)	(647)	34
Basic earnings per share (1)	1.90	(3.77)	(0.09)	(4.76)	0.31
Diluted earnings per share (1) (4)	1.38	(3.77)	(0.09)	(4.76)	0.31

Balance sheet data
Tangible and intangible assets, net	6,364	6,987	8,162	3,789	4,233
Total assets	12,145	13,222	14,276	6,931	7,060
Bank borrowings and overdrafts (short term and long term)	2,911	3,975	3,540	1,052	901
Shareholders’ equity	2,484	2,384	3,755	1,866	2,582

(1)	Per share data have been adjusted to reflect the 10-for-1 stock split that occurred on August 29, 2000.

(2)	2000 amounts include the operations of Saatchi & Saatchi for the period between the acquisition date in September 2000 through December 31, 2000.

(3)	2002 amounts include the operations of Bcom3 Group, Inc. for the period between the acquisition date in September 2002 through December 31, 2002.

(4)	Diluted earnings per share were computed with reference to the fully-diluted weighted average number of shares of 251,607,849 in 2004; 239,540,546 in 2003; 171,025,567 in 2002; 139,645,986 in 2001 and 110,454,999 in 2000.
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
     The following table shows the euro/U.S. dollar exchange rate for 2000 through December 15, 2005 based on the noon buying rate expressed in euros per dollar. For information regarding the effect of currency fluctuations on our results of operations, see “Operating and Financial Review and Prospects.”

		Average
	Period End	Rate(1)	High	Low
December, 2005 (through December 15)	1.20	1.18	1.20	1.17
November, 2005	1.18	1.18	1.20	1.17
October, 2005	1.20	1.20	1.21	1.19
September, 2005	1.20	1.23	1.25	1.20
August, 2005	1.22	1.23	1.25	1.22
July, 2005	1.21	1.20	1.22	1.19
June, 2005	1.21	1.22	1.23	1.21
2004	1.36	1.24	1.36	1.18
2003	1.26	1.14	1.26	1.03
2002	1.05	1.02	1.05	0.99
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83

(1)	For yearly totals, the average of the noon buying rates for euros on the last business day of each month during the relevant period.

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

     We began our expansion outside of Europe and the U.S. in 1996, acquiring operations in Mexico, Brazil and Canada. Over the next three years, we built an impressive international network with a string of acquisitions in eastern Europe, the Middle East, Latin America and the Asia/Pacific region. We also expanded in the U.S. during this period, acquiring Hal Riney & Partners and EvansGroup in 1998 and a 49% interest in Burrell Communications in 1999. At the beginning of 2000, we had operations in 130 locations in 76 countries and ranked tenth worldwide among communications groups.
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
     We invested a total of €77 million in making these expansion-related investments. We invested an additional €102 million in other property, plant and equipment (net of disposals), and spent €120 million repurchasing our own shares.
     In 2002, our largest acquisition, Bcom3, was made in exchange for shares and other securities and therefore did not require any capital expenditures as such. Excluding Bcom3, we made only a limited number of acquisitions in keeping with our strategy. Several other acquisitions did involve capital expenditures, including:
•	Gravitas, a Japanese relationship marketing agency specializing in marketing services and public relations;

•	Johnston & Associates, a U.S. lobbying firm;

•	Direct ‘n More, a direct marketing agency in Austria;

•	Magnesium, a Belgian marketing services specialist;

•	Media Publics, a French firm engaged in developing sales incentives and related programs;

•	Sales Story and Stella, two relationship marketing companies;

•	ECA2, a French events marketing company; and

•	Van Sluis Consultants, a Dutch public relations agency.
     These acquisitions involved capital expenditures of approximately €75 million in total. We invested an additional €64 million in other property, plant and equipment (net of disposals), and spent €180 million repurchasing our own shares. We also spent €196 million to redeem the CVRs issued in connection with our acquisition of Saatchi & Saatchi.
     In 2003, our capital expenditures related primarily to the acquisition of a 25% interest in ZenithOptimedia and a 32% interest in Starcom Motive. These acquisitions involved capital expenditures of approximately €183 million in total. We invested an additional €118 million in other property, plant and equipment (net of disposals) in 2003.
     Our significant acquisitions in 2004 were limited to Thompson Murray, a U.S. shopper-marketing agency that will be a key component of our future Saatchi & Saatchi X worldwide marketing services network, and the purchase of a majority interest in United Campaigns, Publicis Worldwide’s partner agency in Russia. We also acquired an event communication agency in the U.S., CLT, and made earn-out payments and acquired minority interests in various agencies, parts of which had been acquired in the past, such as Triangle Group, GrupoK/Arc, Media Estrategia, and ECA2. These acquisitions involved capital expenditures of approximately €104 million in total.
     For information concerning our level of ownership in the foregoing acquired agencies, and our other subsidiaries as of December 31, 2004, see note 30 to our consolidated financial statements. We have made no material divestitures since the beginning of 2001, except for the divestitures in late 2005 of Publicis’ France-based and Netherlands-based media sales assets to JCDecaux as described in Item 5 “Operating and Financial Review and Prospects — Overview and Outlook for 2005.”
     There have been no public takeover offers by third parties in respect of our shares since January 1, 2004, nor, except as described under “— Historical Background,” have we made any public takeover offers in respect of other companies’ shares since that date.

BUSINESS OVERVIEW
     We provide services primarily in the following areas:
•	Traditional advertising services. We provide traditional advertising services primarily through the Publicis, Saatchi & Saatchi and Leo Burnett networks. We also conduct our traditional advertising operations through smaller units, such as Fallon Worldwide and our 49% interest in Bartle Bogle Hegarty, a U.K.-based agency. We generated approximately 55% of our 2004 revenue through these activities.

•	Specialized agencies and marketing services. We provide specialized communications services, such as public relations, corporate and financial communications, healthcare communications, direct marketing, sales promotion, interactive communications and design (collectively referred to as “SAMS”) through subsidiaries including Publicis Healthcare Communications Group (Nelson, Medicus, Klemtner/Saatchi & Saatchi Healthcare), ARC Worldwide, Publicis Dialog, Publicis Consultants and Manning Selvage & Lee. Some of these businesses generally act in conjunction with one of our advertising networks, while others operate independently. In 2004, approximately 22% of our revenue came from the provision of SAMS services.

•	Media Operations. We conduct media buying operations through ZenithOptimedia Group and Starcom MediaVest Group. Our media sales activities are conducted through Médias & Régies Europe. Approximately 23% of our 2004 revenue was generated by these operations.
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

     The following chart lists our largest clients in 2004:

Publicis
Allied Domecq	Renault
Coca-Cola	Sanofi-Aventis
Deutsche Telekom	Sprint
Hewlett-Packard	Telefónica
L’Oréal	UBS
Nestlé	Zurich Financial
Procter & Gamble

Saatchi & Saatchi
BristolMyersSquibb	Procter & Gamble
Carlsberg International	Toyota/Lexus
Deutsche Telekom	Visa Europe
Diageo/GuinnessUDV
Fromageries Bel
General Mills
Novartis

Leo Burnett
Allstate	Philip Morris
ConAgra	Procter & Gamble
Fiat	U.S. Army
Hallmark	Visa International
Kellogg/Keebler	Walt Disney
McDonald’s	General Motors
Nintendo

ZenithOptimedia
Allied Domecq	Sanofi-Aventis
Astra Zeneca	Toyota
British Airways	Verizon
Hewlett-Packard
Kingfisher
L’Oréal
Nestlé

Starcom MediaVest
Allstate	Philip Morris
Coca-Cola	Procter & Gamble
General Motors	Sara Lee
Kellogg/Keebler	Sun Microsystems
Mars	U.S. Army
Miller Beer	Walt Disney
Morgan Stanley

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
Financial Targets
     We believe that pursuing the strategy outlined above, and continuing the process of integrating our operations with those of the companies we acquired, will allow us to enhance our profitability and maximize shareholder value significantly over the near term. Our primary financial goal is to achieve a 16.7% operating margin by the 2008 fiscal year (defining “operating margin” as operating income before amortization of acquisition-related intangibles divided by revenue, in each case as determined under currently applicable IFRS).
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
     The Brand Library™. This is a worldwide, econometric database of advertising’s impact on sales.
     Brand Impactor. Brand Impactor runs off data from the Brand Library™ to allow our planners to predict key advertising factors, of speed, frequency, and strength.
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
     Passion Groups™. A quantitative and qualitative means of creating targets based, not on age and gender, but on the consumer’s interest and participation in activities from the job to having fun, as well as mindsets and lifestyles.
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
Property, Plants and Equipment
     We conduct operations in 196 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2004, we owned real property assets with a net book value of €45 million. Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysées in Paris. We use approximately 12,000 square meters of office space in the building for advertising and communications activities and approximately 1,500 square meters of commercial property are occupied by the Publicis Drugstore and two public cinemas.
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
     We have significant information systems equipment dedicated to the creation and production of advertising, management of media buying and administrative functions. In addition, gross property and equipment includes €80 million (€20 million net book value) of billboards and furniture and fixtures belonging to the our outdoor display companies, principally JC Decaux Nederland (ex-Publex) in the Netherlands, and Métrobus, a media sales unit specializing in public transportation advertising space.
     The net book value of assets under capital leases in the consolidated balance sheet is €98 million at December 31, 2004. The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract is in respect of assets with a value of €91 million depreciable over 40 years and has been valued by an independent expert. The office building is located at 35 West Wacker Drive in Chicago, Illinois (United States).
Item 4A. Unresolved Staff Comments
     Not applicable.
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
     We believe our prospects for 2005 are favorable, with positive trends in advertising firms across all geographical regions, even without exceptional events such as the Olympic Games or the European Football Championship. Considering the scale of new business booked in 2004 and early 2005, we expect to once again be able to outpace the market and post strong organic growth. We believe our operating margin should increase due to restructuring initiatives taken in 2004 as well as rationalization projects now under way. We will also be continuing efforts to improve management of working capital and cash to reduce debt. In December 2005 we were awarded investment-grade ratings (BBB+ by Standard & Poors and Baa2 by Moody’s — both ratings with a stable outlook) that place us among the industry’s best performers in this area.

     In geographical terms, we expect North America, the Asia/Pacific region and Latin America to post consistently good growth, whereas Europe is expected to lag, in particular due to tougher economic conditions in France, Germany and northern Europe.
     The significant accounts we won in 2004 include the following:
     Publicis. Globally, Publicis won new accounts with Sanofi-Aventis (with several Groupe entities), and Zurich Financial. Within the U.S., new clients included 24-Hour Fitness, Beringer Blass Wine Estates, GSK/Oskal, L’Oréal/SoftSheen-Carson, Nestlé/Hot Pockets, Sprint/Local Consumer Solutions Division and Whirlpool/Gladiator GarageWorks. In Europe, Publicis conducted new business with Bundesversicherungsanstalt (Germany); Renault and Agencia Tributaria (Spain); the Ministry of Health, Lee Cooper, Cœur de Lion and Fidelity Investments (France); UDC, Region of Calabria, Ministry of Education, Ministry of Public Works, Manetti & Roberts beauty products and Nestlé/Buitoni (Italy); Fortis Bank (Belgium); Paddy Power and Powergen (U.K.). Finally, in the Asia/Pacific region, Publicis won new accounts with L’Oréal/MiniNurse (China); Purefoods (Philippines); Jetstar and Gulf Air (Australia); Excelcomindo (Indonesia); Renault Samsung Motors (extension); Korea Telecom, S Oil, Daewoo Consumer Electronics and Hyundai Card ‘S’ (Korea); and Shu Uemura (Japan).
     Leo Burnett. Within the U.S., new accounts included ConAgra/Life Choice and Pam Cooking Spray, PetsMart and Simmons. In Europe, Leo Burnett conducted new business with Fissler (Germany); Loterias del Estado and the Red Cross (Spain); Grana Padano (Italy); Caixa de Credito Agricola and Sogrape wines (Portugal); Meat and Livestock Commission, Norwich Union and Scottish Widows (U.K.); l Swisscanto pension funds (Switzerland); and Unibanka (Slovakia). In the Asia/Pacific region, Leo Burnett won new accounts with McDonald’s (Australia); GM/Cadillac (China); and McDonald’s (Thailand and India). In Latin America, Leo Burnett worked with Supermercados Norte (Argentina); Swatch (Brazil); EASY DIY stores (Chile); and Mexicana de Aviacion, Bacardi and Aeromexico (Mexico). In the rest of the world, new accounts included Telenor (Pakistan) and Ibrahim Ulagay pharmaceuticals (Turkey).
     Saatchi & Saatchi. Globally, new accounts included Lego/Duplo and Clikits Universe, Novartis/Theraflu, Triaminic, Voltaren and Otrivin, P&G/Prilosec (project). Within the U.S., new accounts included Air Tahiti Nui, MovieLink, Olympic Paint and Yoplait (extension). In Europe, Saatchi & Saatchi conducted new business with Toyota/Lexus (extension) and Sagatiba Rum (Europe); Suez (corporate) and Axa (credit) (France); Friesland Hellas/NoyNoy Yoghurts (extension) and OTE (telecom operator) (Greece); ENEL/Terna (extension — Italy); Snipp Juices (Czech Republic); Visa (extension), P&G/Olay Daily Facials, Saga Services automobile insurance and WRAP (Water and Resources Action Programme) (U.K.); and FöreningsSparbanken (Sweden). In the Asia/Pacific region, Saatchi & Saatchi’s new business included Pacific Brands and Emirates Airline (Australasia); Lion Nathan/Tooheys New (extension) and Sydney Morning Herald (Australia); Snowflake Beer (China); Reliance Infocom (India); and DB breweries (New Zealand). Finally, in the rest of the world, new accounts included Ritz-Carlton Hotels (North America, Caribbean and Mexico); Embratel Telecom (Brazil); and Qatar Airlines (Qatar).
     Other advertising networks and agencies. Fallon Worldwide’s new accounts included ConAgra Snack Foods, Starz Encore and United TED (U.S.); ConAgra and Volkswagen/Golf (Japan); and BT Broadband, EMAP Magazine, Holsten Pils, Jacobs Creek Wines and OMSCO

(U.K.). The Kaplan Thaler Group (U.S.)’s new accounts included Eight O’Clock Coffee, Foxwood Resort Casino and U.S. Bank. MS&L won new accounts with Equifax and Sanofi-Aventis (extension) (U.S.); and P&G (extension — U.K.). Bromley Communications (U.S.) won new accounts with San Antonio Convention and Visitors Bureau and Circuit City. Conill Advertising (U.S.) conducted new business with T-Mobile. Finally, Beacon Communications (Japan) conducted new business with McDonald’s (jointly with Dentsu), Toys ‘R’ Us, Skymark Airlines, and Diageo Spirits.
     Starcom MediaVest Group (media buying and consultancy). In the U.S., Starcom won new accounts with Applebee’s Restaurants, Caterpillar, Finnish Line, General Motors (out-of-home), Heineken/Dos Equis, Heinz Frozen Foods, Lego, Mars/Masterfoods, Oracle, Procter & Gamble (media-planning) and Chuck E. Cheese restaurants. Within Europe, new accounts included Interbrew/Beck’s (Italy, Netherlands, Czech Republic and Ukraine); Kraft Foods (U.K. and Sweden + extension in the U.S.); Versatel (Germany); Kraft Foods, State Lottery, Sunny Delight and Treasury (Spain); Capital One, Levi’s and Sacla (Italy); U.S. Pharmacia (Poland); Vattenfall (electricity) and Lindex (Sweden); Raiffeisen Bank (Czech Republic); and Barclay’s/First Plus, Harvey’s and Pizza Hut (U.K.). In the rest of the world, Starcom conducted new business with Diageo/Johnnie Walker Black Label (Asia); General Mills (China); Coca-Cola (Hong Kong); and Coca-Cola (Peru).
     ZenithOptimedia (media buying and consultancy). Globally, ZenithOptimedia won a new account with Nestlé. In the U.S., new accounts included Ferrero and WildBlue. Within Europe, ZenithOptimedia conducted new business with AMB Generali Holding, Frosta and Nordsee (Germany); Telenet (Belgium); Bolton (Italy); Heineken, Grupo SOS Cuetara, Honda, Multiopticas and Sygma bank (Spain); Cinna, Intermarché, Karavel/Promovacances, Ligne Roset, Ile de France region and Siemens Corporate (France); and Associated British Foods, O2, Transitions Optical and Wella (U.K.). Finally, in the Asia/Pacific region, new accounts included News Corporation and Jetstar (Australia); SmarTone (Hong Kong); Nokia (India); and Taiwan Telecom Group.
     Specialized agencies. Arc North America (U.S.) won new accounts with Buena Vista Datacasting/Movie Beam, California State, Capital One, Häagen Dazs, P&G/Always, Whisper, PUR, Respiratory brands and other products, and Zale’s. Publicis Healthcare Communications Group won new accounts with BMS/SRC Kinese and Galderma International/Clobex (worldwide); Yamanouchi (project - Europe); Eli Lilly and Novartis/Prexige (Germany); Abbott/Humira, AstraZeneca/Symbicort, Avapro/Avalide, Bayer/Pravachol, Berlex/Bonefos, Bristol-Myers Squibb+Sanofi-Synthélabo/Plavix, NitroMed/BiDil, Roche+GsK/Boniva, Sanofi-Synthélabo/Eloxatin, Hyalgan and Uroxatral, Schering-Plough+GsK/Levitra (U.S.); several brands for Boots Healthcare International, Crookes Healthcare OTC products and Lundbeck/Cipralex (U.K.).
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
     Publicis Groupe divested in late 2005 France-based and Netherlands-based media sales assets to JCDecaux: its 50% interest in SOPACT (Société de Publicité des Abribus et Cabines Téléphoniques), the company managing the advertising contract for bus shelters in Paris, a 33% interest in Métrobus, the company managing advertising space in the Metro, RER suburban rail system and buses, as well as advertising space in the Marseille metro and bus networks in some 60 other French cities and finally its 50% interest in JCDecaux Nederland BV and VKM, companies that manage urban furniture contracts for main Dutch cities. Aggregate proceeds for the sale of these three interests amount to €110 million.
     In September 2005, Publicis Groupe acquired through its Public Relations and Corporate Communications Group, a 50.01% stake in Freud Communications, the largest independent British consumer public relations firm. This acquisition reinforces Publicis Groupe’s presence in the dynamic U.K. advertising and communications market. Its core business is consumer public relations for brands such as Nike, KitKat, Tropicana, Walkers, Nescafé, Jack Daniel’s and AOL. In recent years the company has also seen dynamic growth in its Corporate, Film, Entertainment and International divisions, with clients including Sony Pictures Entertainment, Nestlé, Time Warner, Pepsico and the London Development Agency.
     In November 2005, Publicis Groupe also announced the acquisition of a majority stake in eventive Holding, the No. 1 event group in Austria and a key player in Germany and Switzerland. eventive, with offices in Vienna, Hamburg, Munich, New York and Beijing, will be part of the Publicis Events Worldwide network and will soon be renamed as Publicis eventive.
     Lastly, Publicis Groupe has agreed to acquire a 60% stake in Solutions Integrated Marketing Services, the No.1 marketing services agency in India. The transaction is still subject to the approval of the Indian government’s Foreign Investment Promotion Board. Once this transaction is completed, Solutions will become a resource to all Publicis Groupe agencies, and in particular to its large global marketing services networks: Arc Worldwide, Saatchi & Saatchi X, and Publicis Dialog. Solutions’ areas of expertise mirror the four disciplines offered by Publicis Groupe’s marketing services networks: direct, interactive, promotional and shopper/retail marketing.
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
     Scope of Consolidation
     Except where otherwise indicated, information regarding operations acquired in the 2002-2004 period is included in our consolidated financial statements only from the date of acquisition. For example, we include only three months (plus five days) of results for Bcom3 in our 2002 consolidated financial statements because we acquired it at the end of September 2002. During those three years, we have not disposed of any material operations.

CONSOLIDATED OPERATIONS — 2004 COMPARED TO 2003
Our Company as a Whole
     Revenue

Total
(€ millions)
2003 (as published)	3,863
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	(183)
Other changes in scope of consolidation	(1)
2003 Revenue at comparable exchange rates and scope of consolidation	3,679
Organic growth(1)	146
2004	3,825

(1)	In percentage terms, organic growth was 4%, or €146 million divided by 2003 revenue at comparable exchange rates and scope of consolidation of €3,679 million.
     Consolidated revenue of Publicis to December 31, 2004 came to €3,825 million, edging down just 1% from €3,863 million in 2003. This is principally due to the decline of the U.S. dollar against the euro, since revenue for the year showed an organic rise of 4%. The effect of changes in the scope of consolidation was limited.
     With the euro up sharply against the dollar, translation of dollars into euros accounted for €156 million out of a total negative foreign-exchange impact of €183 million altogether. The average euro value of the dollar was down 9% from 2003 to 2004. Other currencies had only a marginal impact on consolidated financial data. Importantly, the effects faded somewhat as of the second quarter.
     At constant exchange rates and scope of consolidation, revenue showed an organic rise of 4%. This overall figure reflected the combined effects of like-for-like rises that included 2% in Europe, 2.7% in North America, 10% in the Asia/Pacific region, 15.9% in Latin America and 22.1% for the rest of the world (i.e., Africa and the Middle East).
     Expenses
     Total operating expenses were down 2.1% to €3,118 million from €3,186 million in 2003. As a percentage of revenue, expenses decreased from 82.4% in 2003 to 81.5% in 2004. Payroll expense amounted to €2,197 million, or 57.4% of revenue, down a full percentage point from 58.3% in 2003. This is in large part attributable to the effects of restructuring in connection with the integration of Bcom3 and the establishment of shared resource centers. The decline is all the more significant as staff numbers were up by 907 at constant scope and structure. Other operating expense, amounting to €921 million, represented a nearly constant 24% of revenue. Operating income before depreciation and amortization thus rose 4.4%, from €677 million or 17.5% of revenue in 2003 to €707 million or 18.5% in 2004.
     Depreciation and Amortization
     Depreciation and amortization for the year ended December 31, 2004 amounted to €117 million or 3.1% of revenue, down from €124 million in 2003.

     Operating Income
     For the reasons stated above, our operating income before depreciation and amortization rose 4.4% to €707 million in 2004. Operating income before amortization and impairment of the value of acquisition-related intangibles rose 6.7% from €553 million in 2003 to €590 million, bringing a sharp rise of 110 basis points in operating margin (operating income before goodwill and amortization of acquisition-related intangibles/revenue), from 14.3% to 15.4%, beating the Publicis Groupe target.
     In 2004 Publicis Groupe recognized impairment of the value of acquisition-related intangibles in a total amount of €123 million, much of this being for the value of Nelson Communications’ client portfolios and the Nelson brand, which have suffered steep declines since the acquisition of the company in 2000. The bulk of the remainder concerned the client portfolios of Frankel and, to a lesser extent, Fallon, both also acquired in 2000.
     Financial Income/Expense
     Net interest and other financial items represented a charge of €39 million, compared with €60 million in 2003, a steep decline reflecting a number of changes and recent moves to simplify the balance sheet. Interest expense on Interpublic exchangeable bonds was eliminated as a result of the exercise of holders’ put options in March 2004. Results also reflect the impact over four months of the redemption of the bond component of bonds with attached equity warrants (OBSAs) and a significant contribution from Credit Linked Notes (“CLN”). These contributed to interest income from January to September and their sale at the end of September 2004 also had a positive effect, mainly through reversal of interest-income deferrals. Charges for other debt, primarily at fixed interest rates, showed no significant change.
     Exceptional Income/Charge
     Exceptional items represented a net income of €23 million in 2004, up from a charge of €7 million in 2003. The 2004 income resulted from redemption of the bond component of bonds with attached equity warrants (OBSAs) and the sale of CLN in September 2004 led to recognition of a €26 million capital gain in addition to an exceptional charge of €3 million, mostly representing capital losses on other disposals.
     Income Tax
     We incurred income tax of €134 million in 2004, down from €172 million in 2003. The effective tax rate came to 33.8%, compared to 37.8% in 2003. This decrease is in large part attributable to the first benefits of measures taken to optimize Publicis Groupe’s tax position and simplify legal structures in the wake of the Bcom3 acquisition. Publicis Groupe also reversed deferred tax liabilities of €130 million relating to the redemption of the bond component of bonds with attached equity warrants (“OBSAs”), reflecting the difference between the fair value and book value of these securities. This impact has not been included in the effective tax rate for the year ended December 31, 2004 (see notes 2.1 and 8 to our consolidated financial statements).

     Income from Companies Accounted for by the Equity Method
     There was no material change in our interest in the income of affiliates accounted for by the equity method (€6 million in 2004 compared to €4 million in 2003).
     Goodwill Amortization
     Amortization of goodwill amounted to €188 million in 2004, up from €113 million in 2003. This increase included €88 million in exceptional amortization relating to Triangle, Publicis Casadevall Pedreño, Publicis Peru and Winner & Associates, to mention only the most significant ones.
     Minority Interests
     Minority interests in income increased from €24 million in 2003 to €26 million in 2004, due primarily to the rise in earnings of agencies with minority shareholders outweighing the effects of the 2003 buyout of minority shareholders in ZenithOptimedia and Starcom Motive.
     Net Income and Earnings Per Share
     After amortization of goodwill, net income after minority interests came to €210 million, a rise of 40% from €150 million in 2003.
     Earnings per share before amortization of goodwill and impairment of acquisition-related intangible items and excluding exceptional items came to €1.74, up 21% from €1.44 in 2003, while earnings per share after these items came to €1.15 after €0.82 — a rise of 40% exactly matching that in total net income. Fully diluted earnings per share before amortization of goodwill and impairment of acquisition-related intangible items and excluding exceptional items rose 14% to €1.40 while fully diluted earnings per share after these items was also up 29% at €0.97.
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
     Starcom MediaVest Group. Performance at Starcom MediaVest Group benefited from large accounts including Coca-Cola/USA and Mars/Masterfoods as well as the extensions of business with Procter & Gamble and brisk media business with large clients. The Diversified Services Division continued to post strong growth with sports marketing and event specialist Relay benefiting from increased business.
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
     Leo Burnett. Growth was strong in other parts of the world. Business in Latin America benefited from firm trends in Mexico, Colombia, Venezuela and Brazil, reflecting increased spending from certain international clients. In the Asia/Pacific region, strong showings in China, India, Thailand and Malaysia, with a large number of new accounts booked, including Cadillac in China and McDonald’s in several countries, including Japan, more than offset difficulties encountered in Singapore and Australia. Revenue also showed a healthy rise in the Middle East, benefiting from growth in local accounts.
     Saatchi & Saatchi. Revenue rose steeply in both Latin America, where Brazil, Argentina and Puerto Rico were main contributors, and in the Asia/Pacific region, particularly China, Southeast Asia and Australia, with the last benefiting from the new Westpac account.
     Starcom MediaVest Group. Business at Starcom MediaVest Group was also on a very favorable track in the Middle East and in Latin America, with business in Colombia and Venezuela driven by accounts with international clients, as well as in the Asia/Pacific region, specifically China, India and Southeast Asia. However, business in Australia, continued to suffer from the loss of accounts with the Queensland Government and Woolworth’s in 2003.
     Healthcare. Business in the Asia/Pacific region (Japan and Australia) continued to face stiff competition and revenue declined from 2003.
CONSOLIDATED OPERATIONS — 2003 COMPARED TO 2002
Our Company as a Whole
     Revenue

Total
(€ millions)

2002 (as published)	2,926
2002 Pro-forma revenue including Bcom3 for the entire year	4,280
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	(491)
Changes in scope of consolidation	(1)

2002 Revenue at comparable exchange rates and scope of consolidation	3,788
Organic growth(1)	75
2003	3,863

(1)	In percentage terms, organic growth was 2%, or €75 million divided by 2002 revenue at comparable exchange rates and scope of consolidation of €3,788 million.
     Our revenue for 2003 came to €3,863 million, an increase of 32.0% from the €2,926 million generated in 2002. This increase was primarily due to the inclusion of a full year of results from Bcom3 (which was consolidated over one quarter and five days in 2002), partially offset by the negative effects of changes in exchange rates. The bulk (70%) of the exchange rate effect resulted from the rise of the euro against the dollar. Organic growth was 2%, reflecting stronger results, mostly in the second half of the year, in North America, the Asia/Pacific region, Latin America, Africa and the Middle East. Growth in those areas more than offset continued contraction in Europe.
     Expenses
     Total operating expenses rose 33.1% to €3.2 billion from €2.4 billion in 2002. As a percentage of revenue, expenses rose from 81.8% in 2002 to 82.5% in 2003. This increase primarily reflected a rise in payroll expenses from 56.7% to 58.3%, which can be explained by (i) the fact that in 2002, Bcom3 was consolidated only for what is typically its most profitable quarter and therefore contributed to an improved personnel cost ratio and (ii) the addition of payroll expenses relating to temporary and free-lance employees (which had previously been classified as “other operating expenses”). The latter change also contributed to a reduction in other operating expenses, which fell from 25.1% of revenue to 24.1% of revenue in 2003, although the effect of cost savings from the continuing integration of Bcom3 played a larger role.
     Depreciation and Amortization
     Depreciation and amortization on all assets other than goodwill rose from €104 million in 2002 to €124 million in 2003, as a result of the consolidation of Bcom3 for the full year.

     Operating Income
     For the reasons stated above, our operating income before depreciation and amortization rose 27% to €677 million in 2003. Operating income before amortization of acquisition-related intangibles rose from €429 million to €553 million and overall operating income increased from €405 million to €522 million. Operating margin, which we define as operating income before amortization of acquisition-related intangibles divided by revenue, fell slightly from 14.7% to 14.3%. This decline resulted from the fact that, in 2002, Bcom3 was consolidated only for what is typically its most profitable quarter.
     Financial Income/Expense
     We incurred net financial expense of €60 million in 2003, up from €28 million in 2002. This increase reflects primarily (i) an increase in indebtedness, (ii) the inclusion of interest payments on our ORANE bonds, which had previously been treated as dividend payments (see note 2.2 to our consolidated financial statements for a description of those bonds), and (iii) the full year effect of interest on discounted Bcom3 property lease provisions.
     Exceptional Income/Charge
     Exceptional items represented a net charge of €7 million in 2003, up from a charge of €3 million in 2002. The 2003 charge resulted from capital losses incurred in connection with asset sales (€2 million) and write-downs relating to discontinued operations (€5 million).
     Income Tax
     We incurred income tax of €172 million in 2003, up from €132 million in 2002. The effective tax rate came to 37.8%, compared to 35.3% in 2002. This increase was caused by interest payments on our ORANE bonds as well as the fact that an increased proportion of our revenue was generated in countries with relatively high corporate taxes, in particular the U.S.
     Income from Companies Accounted for by the Equity Method
     There was no material change in our interest in the income of affiliates accounted for by the equity method (€4 million in 2003 compared to €3 million in 2002).
     Goodwill Amortization
     Amortization of goodwill amounted to €113 million in 2003, up from €69 million in 2002, due primarily to the acquisition of Bcom3.
     Minority Interests
     Minority interests in income fell from €29 million in 2002 to €24 million in 2003, due primarily to our acquisition of all of the stock of ZenithOptimedia Group and Starcom Motive we did not previously own.

     Net Income and Earnings Per Share
     For the reasons stated above, consolidated net income amounted to €150 million, up from €147 million in 2002. Net earnings per share came to €0.82, down from €0.99 in 2002.
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
     North America
     In North America, our revenue was €1,737 million, up 34.1% from €1,295 million in 2002. This increase was caused primarily by the inclusion of a full year of results from Bcom3, although improving market conditions contributed as well.
     The Publicis Worldwide network’s operations benefited from the Hewlett-Packard/Compaq account won in 2002 as well as from accounts (including Procter & Gamble and Heineken) transferred by D’Arcy, a network we dissolved during the year. These accounts more than made up for losses of accounts with Ciba Vision and TGI Friday.
     Leo Burnett suffered the full effect of the loss of the USPS account in 2002, as well as losses in 2003 of accounts with Delta Airlines and Polaroid. However, these losses were almost completely offset by increased spending from existing clients. Moreover, we expect that accounts with new clients, including Gateway Computers, ConAgra/Healthy Choice, Wella and McDonald’s/Big Mac, will offset the effect of accounts lost late in 2003, in particular Philips. Saatchi & Saatchi had positive growth in the region in 2003, mostly due to increased spending from major clients such as Toyota, General Mills and Procter & Gamble. Saatchi & Saatchi’s outlook for 2004, however, may be adversely affected by the loss of its U.S. account with Johnson & Johnson/Tylenol, Pepcid, Saint Joseph Aspirin and Mylanta at the end of 2003.
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
     Rest of World
     In the rest of the world, our revenue was €583 million, up from €388 million in 2002. Although this was primarily due to the Bcom3 acquisition, improving market conditions in a number of regions also had an impact.
     For Publicis Worldwide, revenue growth was strong across most of Latin America. The primary exception was Brazil, which suffered poor economic conditions throughout most of the year, though some improvement was evident in the fourth quarter. Growth in Australia/Southeast Asia, Malaysia and Singapore more than offset disappointing performances in China, Thailand, Taiwan and Korea.
     Leo Burnett generated strong growth in a number of markets, especially in the Asia/Pacific region (despite the continuing effects of its loss of the Woolworth’s account in Australia), the Middle East and Latin America (except Venezuela). Saatchi & Saatchi reported significant revenue growth, also due to improving conditions in Latin America and the Asia/Pacific region.
     Our media services operations reported gains throughout Asia, but reported little growth in South America, despite the effects of the BellSouth contract.
LIQUIDITY
     We meet our need for liquidity primarily through a combination of cash generated from operations and bank loans.

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was €770 million in 2004, up from 559 million in 2003. This increase reflected the restructuring charges relating to the integration of Bcom3 more than offset by a reduction of our working capital requirement resulting from our “focus on cash” program.
     Net cash flow from investing activities includes acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences in other investments and marketable securities. Net cash used in investing activities was a generation of €255 million in 2004, as compared to the use of €677 million in 2003. The improvement is largely attributable to the proceeds received in 2004 (€487 million) in connection with the sale of the CLN purchased in 2003 for €380 million. In addition, cash used for acquisitions (net of cash from disposals) decreased from €200 million in 2003 to €124 million in 2004, primarily as a result of buyout payments.
     Net cash flow from financing activities includes dividends, changes in debt position and share repurchase programs. Net cash used in financing activities were €927 million in 2004, compared to net cash provided by financing activities of €450 million in 2003. Net cash used in 2004 resulted largely from the redemption of the bond components of the OBSA for an amount of €558 million and from the IPG exchangeable bonds for an amount of €193 million. In 2003, the net cash provided by financing activities was due to an increase in indebtedness.
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
CAPITAL RESOURCES AND INDEBTEDNESS
     As of December 31, 2004, we had total outstanding financial indebtedness of €1,960 million (compared to €3,188 million as of December 31, 2003). This indebtedness was comprised of the following: €7 million in obligations under our 2% notes due 2007, €929 million in obligations under our 1.0% notes due 2018 (including €239 million in redemption premium), €672 million in obligations under our 0.75% notes due 2008, €29 million in bank loans, €172 million of bank overdrafts, €139 million in capitalized lease obligations and €12 million in accrued interest. Net financial indebtedness was €563 million, a figure calculated by subtracting from the total (i) €202 million of the redemption premium noted above, (ii) €67 million in marketable securities and (iv) €1,128 million in cash and cash equivalents. See “Quantitative and Qualitative Disclosures About Market Risk” for a summary of the maturity, currency and interest rate structure of our indebtedness and for information concerning our use of financial instruments for hedging purposes.

     As described under “Information on the Company — Business Overview — Seasonality,” we often generate greater revenue in the second and fourth quarters of the year than we do in the first and third quarters. As a result, our financing needs are sometimes greater in the first and third quarters.
COMMITMENTS FOR CAPITAL EXPENDITURES
     As of December 31, 2004, we had no material commitments for capital expenditures other than those relating to earn-out provisions, pursuant to which we may be required to pay former owners of acquired companies a maximum of €90 million. We intend to finance these expenditures through cash from operations and, if necessary, additional bank loans.
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
OFF-BALANCE SHEET COMMITMENTS
     Commitments presented below are gross amounts that have not been discounted to present value.

		Falling due
Contractual commitments		Less than	One to five	More than
Millions of euros	Total	one year	years	five years
Commitments given
Operating lease commitments	1,375	237	816	322
Commitments and options to purchase minority interests	79	37	40	2
Commitments to sell investments	8	8	—	—
Guarantees (1)	272	209	35	28
Total	1,734	491	891	352
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

		Following due
Other commercial commitments		Less than	One to five	More than
Millions of euros	Total	one year	years	five years
Commitments received
Unutilized credit lines (1)	1,476	1,476		—

Commitments given
Other commercial commitments	—	—	—	—
Total	1,476	1,476	—	--

(1)	See “Liquidity Risk” in note 1.2 to our consolidated financial statements.
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
ORANEs — Bonds redeemable in new or existing shares — September 2022
     Each ORANE gives a right to receive 18 new or existing Publicis shares, at the rate of one share per year, over the period from September 1, 2005 until the twentieth anniversary of issuance of the bond (2022). Publicis therefore has the obligation to deliver 1,562,500 shares each year from 2005 to 2022, being a total of 28,125,000 shares, which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.
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
CONTRACTUAL OBLIGATIONS
     The following table summarizes our estimates of amounts due pursuant to contractual obligations to which we were subject as of December 31, 2004.

	Payments Due by Period
					More
		Less than			than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In millions of euros)
Long-Term Debt Obligations(1)	1,821	220	0	672	929
Capital (Finance) Lease Obligations	139	0	0	0	139
Operating Lease Obligations	1,375	237	435	381	322
Purchase Obligations(2)	79	37	25	15	2
Other Long-Term Liabilities Reflected on the Balance Sheet under French GAAP(3)	90	16	35	8	31
Total	3,504	510	495	1,076	1,423

(1)	Long-term debt obligations were comprised of the following: €7 million in obligations under our 2% notes due 2007, €929 million in obligations under our 1.0% notes due 2018 (including €239 million in redemption premium), €672 million in obligations under our 0.75% notes due 2008, €29 million in bank loans, €172 million of bank overdrafts and €12 million in accrued interest. Excluding bank overdrafts, most of our debt consists of bonds which do not include specific covenants, but only standard credit default event clauses triggered by liquidation, bankruptcy, or default (either on the debt itself or on other indebtedness if the amount defaulted on exceeds a specified threshold). Early redemption options relate to OCEANE 2018 and are exercisable by bondholders only in 2006, 2010 and 2014, except in the case of our 2.0% notes due 2007, which were classified as short-term debt as of December 31, 2003. In February 2004, the vast majority of the holders of these bonds exercised their right to early redemption effective as of March 1, 2004 for an aggregate amount of €193 million.

(2)	Purchase obligations relate to standard put options to repurchase minority interests, the value of which has been estimated on the basis of contractual clauses as of the latest available date.

(3)	Other long term liabilities reflected on the balance sheet under French GAAP relate to earn-out provisions (see “— Commitments for Capital Expenditures”).
TRANSITION TO IFRS ACCOUNTING STANDARDS
     The consolidated accounts of Publicis, as required by European law, must be presented in accordance with International Financial and Reporting Standards (“IFRS”) as from January 1, 2005, with comparative information shown for 2004. With the final adoption in April 2005 of new SEC regulations regarding the periods to be presented under a comprehensive set of GAAP which allow foreign private issuers such as our company to include only two years of audited consolidated financial statements for their first year of reporting under IFRS, we intend to select January 1, 2004 as our transition date to IFRS and will therefore present restated 2004 and 2005 IFRS consolidated financial statements in our Form 20-F for the period ending December 31, 2005 and continue to report under French GAAP as primary GAAP for 2004. As from January 2004, under the guidance of Group financial management, Publicis created IFRS impact task forces, whose objective was to identify the principal accounting differences and to prepare the opening balance sheet at January 1, 2004, in accordance with the rules applicable in 2005. The amounts of the principal adjustments to the opening consolidated IFRS balance sheet, at January 1, 2004, and on the consolidated financial statements for the year ended December 31, 2004, have been calculated; however the process of exhaustively identifying all differences with current standards is currently being finalized. The opening consolidated IFRS balance sheet, and a pro-forma consolidated income statement and balance sheet for 2004 prepared under IFRS standards, have been published just before the publication of Publicis’ interim report for the six months ended June 30, 2005.
     It should be noted that the work performed has been on the basis of the IFRS standards and interpretations published to date. Future changes in IFRS texts and the finalization of implementation of the standards within Publicis could require additional adjustments.
     Taking account of the above, the results of work performed as of June 2005 are as follows:
•	In the context of first time adoption of IFRS (options envisaged under IFRS 1), the following policies have been retained by Publicis for the opening balance sheet:
•	Business combinations completed before January 1, 2004, particularly the acquisition of Saatchi & Saatchi, which was treated in accordance with the authorized alternative method under article 215 in French GAAP, have not been retrospectively restated;

•	Revaluation to market value at January 1, 2004 of the Publicis building situated at 133 avenue des Champs Elysées in Paris, this value being set permanently as the new historical cost;

•	Application of the accounting treatment applicable to stock options for plans put in place after November 7, 2002;

•	Application of financial instruments standards as of January 1, 2004;

•	Recognition of all actuarial gains and losses on pension commitments by deduction from shareholders’ equity; and

•	Transfer of foreign currency translation adjustments included in opening shareholders equity to an “other reserves” account caption.
•	The main adjustments identified to Publicis’ consolidated accounts are as follows:
•	Financial instruments: breakdown of bonds which are convertible or reimbursable in shares into their components;

•	The fair value of the debt component is determined at the date of issuance through discounting future cash flows using a market interest rate for a loan with similar characteristics but without the conversion option. The value of the conversion option, which is calculated as the difference between the fair value of the instrument as a whole and the fair value of the debt component, is reclassified to shareholders’ equity;

•	The impact on results is the difference between the market rate retained and the contractual actuarial rate.
•	Financial instruments: Interpublic Group (“IPG”) shares:
•	IPG shares are valued in the opening balance sheet and subsequent balance sheets at their fair value (per the stock market). Future changes in fair value are taken to shareholders’ equity.
•	Financial instruments: foreign exchange hedging instruments
•	The fair value of hedging instruments held in respect of third party receivables and payables and of forecast flows is recognized in the balance sheet. The double entry is recorded:
•	In the income statement for fair value hedges. The effect on the income statement is cancelled by the revaluation of the hedged item;

•	In a specific account caption in shareholders equity for hedges in respect of forecast flows (cash flow hedges). The amount initially recognized in shareholders’ equity is taken to the income statement when the hedged flows occur.
•	Financial instruments: commitments to acquire minority interests
•	These commitments must be recognized in other liabilities in the balance sheet when the Group is committed to making the acquisition.
•	Financial instruments: CLN
•	Consolidation of the entity that issued the CLN, which was effective under French standards as from January 1, 2004, did not include recognition of the associated derivatives (asset swap and credit default swap). Under IFRS, the asset swap and the credit default swap are recognized at fair value on the balance sheet, with changes in fair value being taken to the income statement.
•	Stock options:
•	The fair value of options granted, determined at the date of the grant, is amortized through the income statement over the vesting period of the options.
•	Goodwill:
•	Goodwill is no longer amortized but, rather, is subject to annual impairment tests.
•	Income taxes — tax loss carryforwards of acquired companies:
•	The tax advantage arising from use of tax losses of acquired companies (which arose in periods prior to acquisition) is neutralized by a reduction of goodwill of equal amount.
•	The calculation of earnings per share is considerably modified:
•	The denominator takes account, for both basic and diluted earnings per share, of the average number of shares in issue, increased by the number of future shares to be issued under instruments in respect of which future conversion is obligatory (ORANEs).
•	The presentation of the consolidated financial statements will be significantly modified under IFRS:
•	Income statement:
•	Goodwill impairment expense (previously presented after net income of consolidated companies) is henceforth included at the operating income level. The same applies to exceptional items, notably capital gains and losses on disposal;

•	Interest expense related to discounting of pension and other post employment benefit commitments are no longer recognized in personnel costs but, rather, are included in financial costs.
•	Balance sheet:
•	Balance sheet presentation will need to be changed to separately show current and non-current items (notably in respect of the provisions for contingencies and charges caption) and to separately present deferred tax assets and liabilities.
•	Segment information:
•	The Group performed an analysis of the entities presented in its internal reporting in order to determine whether such entities constituted business segments to be disclosed separately. It appears, after regrouping services under a number of criteria (nature of products or services, production processes, type or category of clients, methods of distribution and supply of services, nature of regulatory environment), that the different activities identified do not present any significant divergences in terms of either profitability or risk.
     In view of this analysis, and after taking account of practices in the sector, the Group considers that it operates in a single segment, being “Communications.”
     Lastly, as regards the information systems environment in the context of the IFRS changeover project, work is in progress.
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN
FRENCH GAAP AND U.S. GAAP
RESTATEMENT
     Impairment of goodwill
     As it relates to the application of SFAS No.142 “Goodwill and Other Intangible Assets,” Publicis historically considered that its brands represents components, as that term is defined by paragraph 30 of SFAS No.142 and further concluded that those components (brands) could be aggregated in accordance with paragraph 30 of SFAS No 142 and the guidance of EITF Topic D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS 142.” Accordingly, the Group concluded that it had two reporting units for purposes of goodwill impairment testing.
     In December 2005, Publicis revised its determination of operating segments in accordance with U.S. GAAP. Upon revision of its historical policy, Publicis identified eight operating segments, seven of them are based on brands and the eighth segment is for Corporate and other activities. Each of Publicis’ operating segments corresponding to brands is further segregated on the basis of geography, with each of the geographies within a brand constituting a component for purposes of SFAS N° 142. Each of those components meets the criteria set forth in paragraph 30 of SFAS 142 as clarified by EITF Topic D-101 for aggregation and, accordingly, Publicis has determined that each of its eight operating segments represents a reporting unit for purposes of goodwill impairment testing in accordance with SFAS 142.
     The revision to its historical policy described above and related impacts of goodwill impairment tests causes Publicis to record, under U.S. GAAP, a goodwill impairment charge related to Leo Burnett for the year ended December 31, 2003 in the amount of €847 million.
     Cumulative translation adjustments
     In addition, Publicis noted that the incremental goodwill and intangible assets that it recorded for U.S. GAAP purposes in connection with the acquisition of Bcom3 and Saatchi & Saatchi were not previously accounted for in the functional currency of the related subsidiary. The Group computed the effect on goodwill, intangible assets, cumulative translation adjustments and amortization expense as of December 31, 2002, 2003 and 2004, as if the incremental goodwill and intangible assets had been properly accounted for in the functional currency of the related subsidiary and after giving consideration to the impairment charge described above.
Impact of the restatement
The following tables summarize the impact of all these adjustments on previously reported amortization expense, operating income, net income, earning per share, assets and shareholders’ equity for consolidated financial statements ended December 31, 2002, 2003 and 2004.

	For the year ended December 31, 2002
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Amortization expense	(158)	1	(157)
Operating income	352	1	353
Net income (loss)	(14)	1	(13)
Earnings per share (Diluted)	(0.10)	0.01	(0.09)
Earnings per share (Basic)	(0.10)	0.01	(0.09)

	December 31, 2002
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Goodwill, net	5,422	(57)	5,365
Intangible asset, net	1,950	(35)	1,915
Total assets	14,367	(91)	14,276
Shareholders’ equity	3,846	(91)	3,755

	For the year ended December 31, 2003
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Amortization expense	(196)	(845)	(1,041)
Operating income	347	(845)	(498)
Net income	155	(845)	(690)
Earnings per share (Diluted)	0.78	N/A	(3.77)
Earnings per share (Basic)	0.85	(4.62)	(3.77)

	December 31, 2003
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Goodwill, net	5,214	(991)	4,223
Intangible assets, net	1,671	(28)	1,643
Total assets	14,241	(1,019)	13,222
Shareholders’ equity	3,403	(1,019)	2,384

	For the year ended December 31, 2004
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Amortization expense	(303)	3	(300)
Operating income	399	3	402
Net income	343	3	346
Earnings per share (Diluted)	1.36	0.02	1.38
Earnings per share (Basic)	1.88	0.02	1.90

	December 31, 2004
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Goodwill, net	5,315	(1,034)	4,281
Intangible assets, net	1,464	(52)	1,412
Total assets	13,231	(1,086)	12,145
Shareholders’ equity	3,570	(1,086)	2,484
     Our consolidated financial statements are prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. As a result, under U.S. GAAP, our net income (loss) amounted to €346 (restated) million in 2004, € (690) (restated) million in 2003 and € (13) (restated) million in 2002, compared to €210 million, €150 million and €147 million, respectively, under French GAAP. Under U.S. GAAP, shareholders’ equity amounted to €2,484 (restated) at December 31, 2004, €2,384 (restated) million at December 31, 2003, €3,755 (restated) million at December 31, 2002, compared to €881, €726 million and €1,501 million, respectively, under French GAAP.
     The differences between French GAAP and U.S. GAAP are more fully described in note 31 to our consolidated financial statements. In terms of their effect on our net income, the differences consist mainly of:
•	The amortization of tangible assets, intangible assets related to the business combination with Saatchi & Saatchi, which was treated as a purchase under U.S. GAAP but was accounted for using the alternative method under French GAAP (which is similar to the pooling of interests method formerly available under U.S. GAAP). The amortization expense of tangible and intangible assets related to the Saatchi & Saatchi business combination amount to €29 (restated) million, €31 (restated) million and €35 (restated) million in 2004, 2003 and 2002, respectively;
•	The change in contingent value rights issued in connection with the business combination with Saatchi & Saatchi, which is recognized in earnings under U.S. GAAP and resulted in a charge of nil in 2004 and 2003 and €31 million in 2002; under French GAAP, those rights were not recorded as a liability until December 31, 2001;
•	Restructuring charges capitalized as part of net assets acquired for certain business combinations that are disallowed and charged to expense under U.S. GAAP amounted to nil, €129 million and €10 million in 2004, 2003 and 2002 respectively;
•	Changes in the fair values of certain embedded derivatives inherent in our 2.0% notes due 2007 which are recognized in earnings under U.S. GAAP, but are considered to be off-balance sheet commitments under French GAAP;
•	In accordance with the adoption of SFAS 142, as a result of the transitional impairment test, the net impairment charge of €160 million recorded in 2002 as a “Cumulative effect of accounting change” on the consolidated statement of operations to write down the carrying value of intangibles with indefinite useful lives to their fair values;
•	In accordance with SFAS 142, the incremental goodwill recognized under U.S. GAAP in connection with the Bcom3 acquisition has been impaired as of December 31, 2003 for a total amount of €847 million.
•	The reversal of goodwill amortization expense recorded under French GAAP, as goodwill is no longer amortized under U.S. GAAP but reviewed annually for impairment. The goodwill amortization reversal in 2004, 2003 and 2002 amounted to €188 million, €113 million and €75 million, respectively;

•	Compensation arrangements related to acquisitions, which were recorded using the purchase accounting method in our consolidated financial statements in French GAAP and are recorded as compensation expense when incurred under U.S. GAAP;
•	The consolidation of the entity that issued the credit linked notes; the entity is not consolidated under French GAAP, due to the absence of an interest in the entity’s capital as of December 31, 2003, but is considered a variable interest entity subject to consolidation under U.S. GAAP. The derivatives were fair valued with difference in fair value recognized in the statement of income under U.S. GAAP. Under French GAAP, the derivatives were accounted as off-balance sheet commitments. As of January 1, 2004, the entity has been consolidated under French GAAP, but the derivatives continue to be accounted for as off-balance sheet commitments; and
•	The reversal of the interest income recorded through the amortization of equity warrants classified as long-term debt in accordance with French GAAP, but classified as paid-in capital under U.S. GAAP.
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
     Goodwill and Intangible Assets
     Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired with the fair value of the consideration, including associated transaction costs. Until 2002, such goodwill was amortized over 40 years. Effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests due to our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Intangible assets with a definite life continue to be amortized over their useful lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. See “Summary of Significant Differences between French GAAP and U.S. GAAP — Restatement — Impairment of Goodwill” for a discussion of goodwill impairment effective with this filing.
     The fair value of reporting units and intangible assets with an indefinite life is determined using the discounted cash-flows method and future cash flows are taken from the most recent business plans approved by management. Actual earnings may differ from our estimates. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned at prevailing market conditions:
–	Discount rates of between 8% and 10% in 2004; 8.5% and 11% in 2003 and 9% and 11.5% in 2002,
–	Revenue growth not exceeding 3% (excluding inflation) and terminal value growth rates in line with available market data specific to the operating segments concerned.

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
     In May 2005, SFAS No. 154, Accounting Changes and Error Corrections, was issued, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires retrospective application of a voluntary change in an accounting principle to prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires accounting for a change in method of depreciating or amortizing a long-lived non-financial asset as a change in accounting estimate (prospectively) affected by a change in accounting principle. Further, the statement requires that corrections of errors in previously issued financial statements be termed a “restatement.” The new standard is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our Consolidated Balance Sheet or Statement of Operations.
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

Elisabeth Badinter
Initially Appointed	November 1987 (appointed as chairperson of the supervisory board in April 1996)
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Chairperson of the supervisory board and
Chairperson of the supervisory board of
Médias & Régies Europe
Principal Business Activities Outside Publicis	Author

Robert Badinter
Initially Appointed	June 1996
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Professor Emeritus, University of Paris
I (Panthéon-Sorbonne); honorary attorney

Simon Badinter
Initially Appointed	June 1999
Expiration Date of Current Term	June 2011
Principal Function in Publicis	Chairman of the management board and director of international development, Médias & Régies Europe SA (France), Member of supervisory board of Médiavision & Jean Mineur SA (France), Director of Métrobus SA (France), Gestion Omni Media Inc. (Canada) and Omni Media Cleveland Inc. (USA) Chairman and chief executive officer of Médias & Régies America Inc. (USA), and Chairman and chief executive officer of development office of Médias & Régies Europe Inc. (USA)
Principal Business Activities Outside Publicis	None

Monique Bercault
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Technical consultant to the chairman of the management board of Médias & Régies Europe SA (France)
Principal Business Activities Outside Publicis	None

Michel Cicurel
Initially Appointed	June 1999
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of the management board of: La
Compagnie Financière Edmond de Rothschild Banque SA and Compagnie-Financière Saint-Honoré SA (France)
Chairman of the board of: ERS SA (France), Edmond de Rothschild SGR (Italy), and Edmond de Rothschild SIM (Italy)
Chairman of the supervisory board of Edmond de Rothschild Private Equity Partners SAS (France)
Member of the board of: Banque Privée Edmond de Rothschild (Switzerland),
Edmond de Rothschild Limited (U.K.), La
Compagnie Financière Holding Edmond et
Benjamin de Rothschild (Switzerland), La
Compagnie de Trésorerie Benjamin de
Rothschild (Switzerland), Bouygues
Telecom SA (France), Cdb Web Tech
(Italy), Cir International (Luxembourg),
Rexecode (France), and Société Générale
SA (France)
Permanent representative of: Compagnie
Financière Edmond de Rothschild Banque
(France), Edmond de Rothschild Corporate
Finance SA (France), Edmond de
Rothschild Asset Management SA (France),
Edmond de Rothschild Financial Services
SA (France), Edmond de Rothschild Multi
Management SAS (France), and Equity
Vision SA France and Assurances et
Conseils Saint-Honoré (France)
Member of the board of Limited Partners
of Rothschild & Compagnie Banque SCS
(France)

Permanent representative of
Compagnie-Financière Saint-Honoré on the
board of Cogifrance SA (France)
Auditor, Paris-Orléans SA (France)

Michel David-Weill
Initially Appointed	June 1990
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Chairman of Lazard LLC (USA) (until May 2005)
Chairman and chief executive officer of
Lazard Frères Banque SA (France) (until
September 2004)
Chairman and managing partner of Maison
Lazard SAS (France) (until May 2005)
President of Malesherbes SAS (France)
Chairman of the board of Rue Impériale
SA (France) (until May 2004)
Vice-chairman of the board of Groupe
Danone SA (France)
Chairperson of the supervisory board of
Eurazeo SA (France)
Managing partner of: Lazard Frères SAS
(France) (until May 2005), Partena SCS
(France) and Partemiel SNC (France)
Manager of: Parteman SNC (France), and
Parteger SNC (France) and BCNA

Sophie Dulac
Initially Appointed	June 1998 (appointed as vice-chairperson
in June 1999)
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director, vice-chairperson
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL
(France), and Sophie Dulac Distribution
SARL (France)
Chairperson of the board of Les Ecrans
de Paris SA (France)
Vice-chairperson of the board of CIM de
Momarte SA (France)

Yutaka Narita
Initially Appointed	June 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Principal advisor & chairman of Dentsu
Group, Dentsu Inc.

Chairman of the Renovation Committee of
the Tokyo Chamber of Commerce
President of the Japan Advertising
Agencies Association
Chairman of the Japan Audit Bureau of
Circulation
Executive director of: FM Japan Ltd.,
Broadcasting System of Niigata Inc.,
Nippon Venture Capital Co., Ltd., Tokyo
Broadcasting System, Inc., Television
Nishinippon Corporation, and SBC Ltd
Member of the Foundation Board of the
Institute for Management Development
Member of: the French Chamber of
Commerce and Industry in Japan, and the
Strategic Council on Attractiveness of
France
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
Member of: the Nippon Academy Award
Association and The Tokyo Chamber of
Commerce and Industry
Representative of Supporting Member of
the National Federation of UNESCO
Associations in Japan
Senior Corporate Advisor to Iwate
Broadcasting Co., Ltd.

Hélène Ploix
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010

Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of: Pechel Industries
Partenaires SAS, Pechel Industries SAS
(France), and Pechel Services SAS
(France)
Member of the board of Lafarge (France),
BNP Paribas (France), Boots Group (UK),
and Ferring (Switzerland)
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
Director of: LVMH Moët Hennessy Louis
Vuitton S.A. (France) and Rothschilds
Continuation Holdings AG
Member of supervisory board of Lagardère
Group S.A. (France)

Robert Seelert
Initially appointed	August 2000
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director and chairman of Saatchi &
Saachi Worldwide, Inc. (USA)
Director and chief executive officer of:
Saatchi & Saatchi Holdings Worldwide,
Inc. (USA), Saatchi & Saatchi Compton
Worldwide, Inc. (USA), Saatchi & Saatchi
North America, Inc. (USA), and Zenith
Trustees Limited (USA)

Amaury de Seze
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis
President of: PAI Partners SAS
(France), and Financière PAI SAS
(France)

Director of: Eiffage SA (France), Erbé
SA (Belgium), Groupe Bruxelles Lambert
SA (Belgium), Groupe Industriel Marcel
Dassault SA (France), Power Corporation
du Canada Holding Ltd. (Canada),
Pargesa Holding SA (Switzerland), United
Biscuits Holdings Ltd. (UK), UGC SA
(France), and Novalis SAS (France)
Member of the supervisory board of Gras
Savoye SCA (France)

Henri-Calixte Suaudeau
Initially Appointed	November 1987
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director of Publicis Conseil SA (France)

Gérard Worms
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Managing partner of: Rothschild et Cie
Banque (France), and Rothschild et Cie
SCS (France)
President of S.G.I.M. SA (France)
Member of the supervisory board of:
Métropole Télévision SA (France), Médias
et Régies Europe SA (France), and
Paris-Orléans SA (France)
Director of: Editions Atlas SA
(France), and Cofide SA (Italy)
Auditor of: Ondéo Degrémont SA
(France), and SIACI SA (France)
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
     Yutaka Narita, born on September 19, 1929, joined Dentsu in 1953. In 1971, he became director of the newspaper/magazine division and later director of one of Dentsu’s account services divisions. Since he became a member of the Dentsu board of directors in 1981, he served as managing director from 1983-1989 and was subsequently promoted to senior managing director. In 1993 he became the ninth president of Dentsu, and, as of June 27, 2002, he became chairman and chief executive officer of Dentsu. Mr. Narita has been principal advisor and chairman of Dentsu since 2004.
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
     Amaury de Sèze, born on May 7, 1946, has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as its chairman from 1986 to 1993. From 1990 to 1993, he was also president of Volvo’s European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). He has served on the boards of the French Postal Service, Schneider, Sema Group, Bruxelles Lambert group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage, among others.
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
BV (Netherlands), Publicis Holdings BV
(Netherlands), and Publicis Groupe Holdings
BV (Netherlands)
Permanent representative of Publicis
Conseil SA (France) on the board of:
Publicis Et Nous SA (France),
Paname Communication SA (France),
Carré Noir SA (France), Publicis Dialog SA
(France), Re: Sources France SAS,
Loeb & Associés SA (France), Corporate
Factory SAS (France),
World Advertising Movies SA (France),
Publicis Atlantique SA (France),
Publicis Koufra SA (France),
Publicis Cachemire SA (France),
Implication (France),
2ème Communication SA (France), and
Sopofam SA (France)
Manager of Drugstore Champs Elysées SNC
(France)
Member of the Management Committee of SFPP
Holdings SAS (France)
General Secretary of Publicis Groupe SA
(France)

Principal Business Activities Outside Publicis	Chief executive officer of Société
Immobilière du Boisdormant SA (France)
Acting general director of Rosclodan SA
(France);

Director of: Gévelot SA (France), P.C.M.
Pompes SA (France), Gévelot Extrusion SA
(France), and Gurtner SA (France)

Jack Klues
Initially Appointed	January 2005
Expiration Date of Term	December 2007
Principal Function in Publicis	Director
President and director of:
Starcom Worlwide, Inc. (USA), and
Starcom Media Vest Group Holdings, Inc.
(USA)
Director of:
Starlink Services, Inc (USA).
Starcom Worldwide SA (France),
Starcom Worldwide SA de CV (Mexico), and
Relay, Inc. (USA),
Principal Business Activities Outside Publicis	Director of Off the Street Club

Maurice Lévy
Initially Appointed	November 1987
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Chairman of the management board,
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
Papagena Pty Limited (Australia),
Publicis Loyalty Pty Limited (Australia),
Publicis Mojo Pty Limited (Australia),
Publicis Dialog Pty Limited (Australia),
Publicis Mojo Limited (New Zealand),
A.B. Data Limited (Israel),
Triangle Holdings Limited (U.K.),
Philadelphia Merger Corp. (USA), and
Asia Baseline Holdings, Inc. (Philippines)
President and director of: U.S. International Holding Company, Inc. (USA), and D’Arcy Masius Benton & Bowles, Inc. (USA)
Permanent representative of Publicis Groupe SA (France) on the board of Publicis Technology SA (France)
Principal Business Activities Outside Publicis	President of the Palais de Tokyo, site de création contemporaine (French association under law 1901)

Kevin Roberts
Initially Appointed	September 2000
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director and President of Saatchi & Saatchi Worldwide Inc. (USA)
Principal Business Activities Outside Publicis	Member of the board of: Red Rose Limited (New Zealand), Red Rose Charitable Services
Limited (New Zealand), Inspiros Worldwide
Limited (New Zealand), NZ Edge.com Holding
Limited (New Zealand), Lion Nathan plc
(U.K.), New Zealand Rugby Football Union
(U.K.), North Harbour Rugby Football Union
(U.K.), and Thomson Murray, Inc.

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
Publicis Wet Desert Sdn Bhd (Malaysia), and
Publicis Communication (Pty) Ltd (South Africa),
Deputy chairman of iSe International Sport and Entertainment AG (Switzerland),
Statutory Auditor of Beacon Communications k.k. (Japan)
Principal Business Activities Outside Publicis	Board member of Gantois SA (France),
HM Editions (France)
Gaumont
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

COMPENSATION
     With respect to the 2004 fiscal year, we paid compensation to our directors in the amounts set forth in the following table (amounts are in euros and do not reflect deductions relating to taxes or social charges):

	Total Gross	Including Base
	Compensation(1)	Compensation of
Management Board
Maurice Lévy	3,200,073	800,073
Claudine Bienaimé	270,000	120,000
Roger Haupt(2)	5,531,621	764,864
Kevin Roberts(3)	5,496,604	805,120
Bertrand Siguier	551,296	301,296

Supervisory Board
Elisabeth Badinter	228,939	182,939
Sophie Dulac	10,500	—
Robert Badinter	10,500	—
Michel David-Weill	7,000	—
Henri-Calixte Suaudeau	144,056	53,647
Monique Bercault	14,000	—
Hélène Ploix	38,000	—
Gérard Worms	38,000	—
Amaury-Daniel de Sèze.	10,500	—
Simon Badinter(3)	188,088	144,922
Michel Cicurel	14,000	—
Robert L. Seelert(3)	288,273	241,536
Felix George Rohatyn	10,500	—
Yutaka Narita	10,500	—
Fumio Oshima	10,500	—
Tateo Mataki(4)	—	—

(1)	Bonuses are paid to our directors based upon the achievement of qualitative and quantitative performance indicators relating to our financial results, as assessed by our compensation committee. See “Additional Information — Material Contracts — Agreements with Directors” for further information concerning the determination of bonuses awarded to certain of our directors.

(2)	Mr. Roger Haupt resigned from the management board effective as of December 31, 2004. His 2004 compensation includes a retirement indemnity. Jack Klues replaced Mr. Haupt on the management board on January 1, 2005.

(3)	The compensation (other than attendance fees) of Roger Haupt, Kevin Roberts, Simon Badinter and Robert L. Seelert is defined and paid in dollars. The conversion into euros was made at an average rate of $1 = €0.80512 in 2004.

(4)	Mr. Mataki was appointed to the supervisory board on September 9, 2004 to replace Mr. Oshima.
     In addition, during 2004 we granted Maurice Lévy, Bertrand Siguier and Kevin Roberts conditional options to purchase our shares (300,000 in the case of Mr. Lévy, 75,000 in the case of Mr. Siguier and 200,000 in the case of Mr. Roberts). The exercise of these options is subject to meeting certain objectives over the course of a 3-year plan. These options have an exercise price of €24.82 per share. If the objectives are met, these options will become exercisable in 2006 and 2007 and will expire in 2014.
     We did not set aside or accrue any material amount of funds to provide pension, retirement or similar benefits for our directors in their capacities as such during the 2004 fiscal year, except with respect to the obligations described under “Additional Information — Material Contracts — Agreements with Directors” and under “Notes to the Consolidated Financial

Statements 2004 — note 22 — Provisions for Contingencies and charges —Pensions and other post employment benefits”.
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
     The audit committee is comprised of Gérard Worms, Hélène Ploix and Michel David-Weill, who replaced Jean-Paul Morin after the audit committee meeting held in July 2005. Gérard Worms chairs the committee. The committee oversees the organization and execution of our audits with a view to ensuring the consistency and accuracy of the financial statements and reviews our financial procedures and the implementation of recommendations of our external auditors. The audit committee is also responsible for approving the budget for external audits.
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
SHARE OWNERSHIP
     As of December 31, 2004, none of our directors owned 1% or more of our shares except as described under “Major Shareholders and Related Party Transactions — Major Shareholders,” and except for Maurice Lévy, who beneficially owned 4,465,728 of our shares (including 3,000,000 shares owned through sociétés civiles owned by Mr. Lévy and his family), or approximately 2.28% of our total outstanding shares. Our directors as a group (excluding Elisabeth Badinter) owned approximately 3.8% of our shares. See “Major Shareholders and Related Party Transactions — Major Shareholders” for further information concerning ownership of our shares by Ms. Badinter. Our directors as a group also owned options to purchase 1,831,690 of our shares (450,690 of which are currently exercisable). The exercise of 626,000 of these options will be subject to meeting objectives over the course of a 3-year plan. These options have exercise prices ranging from €5.63 to €43.55 per share and will expire between 2007 and 2014.

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
     On May 31, 2005, the percentage ownership in our company was as follows:

			Percentage of
Shareholder	Shares Held		Total Shares(6)
Elisabeth Badinter	20,072,339	(1)	10.27%	(1)(2)
Dentsu	17,720,132	(3)	9.06%	(3)(4)
SEP (Dentsu-Badinter)(5)	10,970,744		5.61%

(1)	Does not include shares held by Dentsu and the SEP with respect to which Ms. Badinter may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/Dentsu Shareholders’ Agreement” in this annual report. Including such shares, Ms. Badinter would be deemed to beneficially own 48,763,215 shares, representing 24.94% of our total shares.

(2)	Does not reflect the effect on voting power of the double voting rights provision of our statuts. Including the effect of that provision, Ms. Badinter’s 20,072,339 shares represented 17.2% of our voting power.

(3)	Does not include shares held by Ms. Badinter and the SEP with respect to which Dentsu may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/Dentsu Shareholders’ Agreement” in this annual report. Including such shares, Dentsu would be deemed to beneficially own 48,763,215 shares, representing 24.94% of our total shares.

(4)	Does not reflect the effect on voting power of the statuts referred to above. Including the effect of that provision Dentsu’s 17,720,132 shares represented 15.6% of our voting power. Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

(5)	This silent partnership was created in September 2004 by Dentsu and Ms. Badinter to implement the 15% limitation on voting rights of Dentsu. For a description of the SEP, see “Additional Information — Material Contracts — Elisabeth Badinter/Dentsu Shareholders’ Agreement” in this annual report.

(6)	The percentages are calculated based on our total shares, including the 13,065,009 treasury shares. Excluding such shares, the percentages in the table for Ms. Badinter, Dentsu and the SEP would be 11.00%, 9.71% and 6.01%, respectively.
     Below we show the percentage ownership in our company of the persons listed above, and two additional shareholders, as of December 31, 2002, 2003 and 2004.

	Percentage of
	Total Shares(3)
Shareholder	2002		2003	2004
Elisabeth Badinter	4.0	%(1)	10.3%	10.3%
Société Anonyme Somarel	15.8%		—	—
Dentsu	18.1%		18.2%	9.2	%(2)

	Percentage of
	Total Shares(3)
Shareholder	2002	2003	2004
SEP (Dentsu-Badinter)	—	—	5.5%

(1)	Does not include Ms. Badinter’s indirect interest in our company held through Somarel. Including her pro rata portion of the shares held by Somarel, her percentage ownership of our company as of December 31, 2002 was 12.05%. See “— Related Party Transactions — Somarel.”

(2)	Does not reflect the effect on voting power of the statuts referred to above. Including the effect of that provision Dentsu had 15.04% of the voting power. Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

(3)	The percentages are calculated based on our total shares, including our treasury shares.
     To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation or any governmental entity.
Ownership by U.S. Holders
     To the best of our knowledge, as of December 31, 2004, approximately 30.8 million, or 16.0%, of our shares (including shares represented by ADSs) were held in the U.S. by approximately 800 holders.

RELATED PARTY TRANSACTIONS
     Since April 2004 a member of the Management Board of our company, Kevin Roberts, has indirectly held a 22% shareholding in Inspiros Worldwide Limited (“Inspiros”), a New Zealand corporation which provides consulting services to clients including Publicis Groupe companies. In 2004, Publicis Groupe companies paid Inspiros fees totaling NZ$200,657 (US$141,877 at NZ$1 = US$.70643 ). During the first six months of 2005, Publicis Groupe companies paid Inspiros fees totaling NZ$224,534 (US$158,759). All related dividends have been donated to a charitable organization (of which he is the trustee ) upon receipt.
     Except as described above and described under “Directors, Senior Management and Employees — Directors and Senior Management — Additional Information” and “Additional Information — Material Contracts” our company (inclusive of its subsidiaries) has not, since January 1, 2004, otherwise engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions.
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
Dividend Policy
     On July 29, 2005, we paid a dividend of €0.30 per share (par value €0.40 per share) with respect to the 2004 fiscal year. This represents an 15.4% increase over the dividend paid with respect to the 2003 fiscal year. Our current intention is to continue staged increases in the percentage of profits we pay as dividends. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See “Additional Information — Memorandum and Articles of Association — Rights, Preferences and Restrictions Applicable to Our Shares — Dividends.”
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

	Euronext Paris (€)		NYSE ($)
	High	Low	High	Low
Last Six Months
November, 2005	28.90	27.23	33.09	30.90
October, 2005	27.72	25.70	33.09	30.90
September, 2005	27.45	26.10	33.65	31.45
August, 2005	28.14	26.50	34.45	32.62
July, 2005	28.44	23.36	34.41	28.72
June, 2005	25.10	23.64	30.50	29.01
Last Two Quarters By Quarter
2005
Second quarter	25.10	21.43	31.32	27.86
First Quarter	24.65	22.72	33.38	29.76
Last Two Years By Quarter
2004
Fourth Quarter	25.70	22.01	33.93	28.15
Third Quarter	24.75	20.25	29.78	24.98
Second Quarter	26.48	21.85	32.00	26.68
First Quarter	29.58	23.37	37.50	28.60
2003
Fourth Quarter	27.99	23.45	32.75	27.77
Third Quarter	29.35	22.15	31.42	25.54
Second Quarter	25.10	15.22	29.32	16.60
First Quarter	22.69	13.83	23.40	15.47
Last Five Years
2004	29.58	20.25	37.50	24.98
2003	29.35	13.83	32.75	15.47
2002	39.90	16.70	34.95	16.70
2001	39.27	15.83	36.88	14.75
2000	69.70	29.10	37.44	25.75
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
     In addition, we and Dentsu will share knowledge, research and learning that can be used to develop and improve services to multinational clients. We and Dentsu also indicated our expectation that we will jointly develop various communications businesses internationally, including, in particular, sports marketing businesses. Pursuant to the agreement, we founded iSe International Sports and Entertainment AG in 2003. Our company and Dentsu each has a 45% interest in iSe; Fuji television Network, Inc. and Tokyo Broadcasting Service each has a 4% interest; SportsMondial owns the remaining 2%.Finally, we and Dentsu agreed to form an executive group, to be comprised of our chief executive and chief operating officers and two executives from Dentsu, to manage our alliance. We and Dentsu will keep each other informed through this executive group of our respective expansion plans in Asia (excluding, in the case of Dentsu, Japan).
     The Alliance Agreement has a term of 20 years, subject to early termination by either party in the event that Dentsu ceases to own at least 10% of our shares.
Publicis/Dentsu Shareholders’ Agreement
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
Agreements with Directors
     Through subsidiaries, we have employment agreements with Kevin Roberts, Jack Klues and Robert Seelert. The material terms of those agreements are as follows:
     Our agreement with Mr. Roberts (and a related agreement with a consulting firm owned by Mr. Roberts), dated as of November 3, 2005, effective as of January 1, 2005 until December 31, 2008, generally provide that if we terminate Mr. Roberts’ employment without “cause,” if he terminates his employment for “good reason” or within two years of a “change of control,” if we terminate him or he terminates his employment for “good reason” (as those terms are defined in the agreements), we may be required to pay to him amounts in cash up to (i) 120% of his salary, (ii) the cost of benefits, and (iii) the maximum bonus he would have earned, including any performance bonuses, in each case for a period of one year from the date of the termination of his employment. In addition, Mr. Roberts is entitled to a deferred bonus calculated on the basis of $200,000 per year of employment starting on January 1, 2005.
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
     In addition, in place of the pension agreement dated November 30, 2002, one of our subsidiaries has agreed, effective January 1, 2005, to pay Mr. Roberts an annuity in the total amount of $6,133,000 during the period from 2005 to 2009. Of this amount, $3,825,000 is directly conditional upon his continued employment with us between October 2005 and December 2008, and would be reduced pro rata temporis in the event Mr. Roberts’ employment were terminated by him without “good reason” or we terminated him for “cause” before the end of that period. Further, our supervisory board has agreed to pay to Maurice Lévy a deferred bonus equal to the total amount of bonuses paid or due to him since January 1, 2003 upon the termination of his employment as Chairman of the Management Board, provided he remains employed by our company until 2010 and does not compete with us for three years following such termination.
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
     Under the Treaty, this withholding tax is reduced to 15% if all the following conditions are met:
(i)	our shares are beneficially owned by a U.S. Tax Resident,

(ii)	such ownership is not effectively connected with a permanent establishment or a fixed base that the holder has in France, and

(iii)	the holder has previously established that he or she is a U.S. Tax Resident in accordance with the following procedures:
•	the U.S. Tax Resident must complete French Treasury Form RF1 A EU-No. 5053 and send it to the paying establishment before the date of payment of the dividend.

•	if the U.S. Tax Resident cannot complete French Treasury Form RF1 A EU-No. 5053 before the date of payment of the dividend, he or she may complete a simplified certificate and send it before receiving such payment to the institution which holds the shares on its behalf. This certificate must state that the beneficial owner fulfills the following conditions:
•	the holder is a U.S. Tax Resident;

•	the holder’s ownership of the shares is not effectively connected with a permanent establishment or a fixed base in France;

•	the holder owns all the rights attached to the full ownership of the shares including, among other things, the dividend rights;

•	the holder fulfills all the requirements under the Treaty to be entitled to the reduced rate of withholding tax, and

•	the holder claims the reduced rate of withholding tax.
     If a U.S. Tax Resident has not completed French Treasury Form RF1 A EU-No. 5053 or the simplified certificate before the dividend payment date, the paying establishment will deduct French withholding tax at the rate of 25%. In that case, the holder may claim a refund of the excess withholding tax by completing French Treasury Form RF1 A-No. 5053 and sending it, by intermediary of the paying establishment, to the French tax authorities before December 31 of the second calendar year following the calendar year during which the withholding tax is levied.

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
     Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), the maximum rate of U.S. federal income tax applicable to “qualified dividend income” of an individual is generally 15 percent. “Qualified dividend income” includes dividends received during the taxable year from “qualified foreign corporations” if certain requirements are met. For example, in order to be eligible for the reduced rates, a shareholder must hold the stock with respect to which the dividend is paid for more than 60 days during the 121 day period surrounding the ex-dividend date for the dividend. In addition, a shareholder will not be entitled to the reduced rates if such shareholder is under an obligation to make related payments with respect to positions in substantially similar or related property (whether pursuant to a short sale, a hedge or otherwise). A “qualified foreign corporation” is a foreign corporation that is eligible for benefits of a comprehensive income tax treaty with the U.S. which the Secretary determines is satisfactory for purposes of the rules relating to the reduced tax on dividends and which includes an exchange of information program. The Joint Committee on Taxation stated that until the Treasury Department issues guidance regarding the determination of treaties as satisfactory for this purpose, a foreign corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. that includes an exchange of information program (other than the current U.S.-Barbados income tax treaty). In addition, a foreign corporation is treated as a “qualified foreign corporation” with respect to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S. Nevertheless, a foreign corporation is not a “qualified foreign corporation” if, for the taxable year in which the dividend was paid, or the preceding taxable year, the corporation is a passive foreign investment company (a “PFIC”). Publicis has not examined whether it is or has been a PFIC, but Publicis believes that it is not and has not been a PFIC. Accordingly, Publicis believes that dividends paid by Publicis with respect to the ADSs traded on the New York Stock Exchange should be eligible for the reduced tax rates for a shareholder who meets the holding period and other requirements of the Act. Under the Act, in connection with determining a shareholder’s foreign source income for purposes of the shareholder’s foreign tax credit limitation, special rules apply to the receipt of “qualified dividend income.” In addition, the Treasury Department has announced its intention to promulgate rules pursuant to which shareholders will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. All shareholders should consult their tax advisers to determine the consequences of the Act to them.

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
INTEREST RATE RISK
     As of December 31, 2004, we had total outstanding financial indebtedness (under French GAAP) of €1,960 million. This indebtedness was comprised of the following: €7 million in obligations under our 2% notes due 2007, €929 million in obligations under our 1.0% notes due 2018 (including €239 million in redemption premium), €672 million in obligations under our 0.75% notes due 2008, €29 million in bank loans, €172 million of bank overdrafts, €139 million in capitalized lease obligations and €12 million in accrued interest. Of the total indebtedness outstanding at the end of 2004, €220 million was due within one year, €672 million was due after more than one year but within five years and the remainder was due after more than five years. Other than our obligations under the 2.0% notes due 2007, the 1.0% notes due 2018 and the 0.75% notes due 2008, our debt bore interest at variable rates; the average annual interest rate for 2004 was 3.4%.
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
     Off-balance sheet financial instruments held to manage foreign currency risk are as follows:
I. Intercompany Receivables and Payables

Currency	Currency	Amount	Amount of currency	Fair value of the
sold	purchased	of currency sold	purchased	hedging instrument
		(local currency, in	(local currency, in
		millions)	millions)	(€ millions)

AUD	USD	(45.1)	32.3	(2.1)
CAD	USD	(3.8)	2.9	0.3
CHF	EUR	(1.5)	1.0	0.0
DKK	USD	(40.7)	6.6	(0.6)
EUR	CHF	(26.1)	40.3	0.0
EUR	GBP	(13.2)	9.1	(0.4)
EUR	USD	(465.1)	590.2	(33.4)
GBP	USD	(20.5)	36.3	(1.9)
NOK	EUR	(41.1)	5.0	0.0
NZD	GBP	(18.0)	6.6	(0.2)
SEK	EUR	(54.5)	6.0	0.0
SEK	USD	(148.9)	19.6	(2.2)
THB	EUR	(232.5)	4.5	0.1
USD	EUR	(18.4)	14.9	1.4

Total				(39.0)

II. Third Party Receivables and Payables

Currency	Currency	Amount	Amount of currency	Fair value of the
sold	purchased	of currency sold	purchased	hedging instrument
		(local currency, in	(local currency, in
		millions)	millions)	(€ millions)

CHF	CHF	(1.9)	1.2	0.0
CHF	USD	(0.2)	0.1	0.0
EUR	CAD	(0.2)	0.3	0.0
EUR	GBP	(3.3)	2.3	(0.1)
EUR	USD	(1.1)	1.5	(0.1)
USD	AUD	(1.5)	2.1	0.1
USD	CAD	(1.6)	2.0	0.0
USD	CHF	0.0	0.0	0.0
USD	DKK	0.0	0.1	0.0
USD	EUR	(0.5)	0.4	0.0
USD	GBP	(0.1)	0.1	0.0
USD	INR	(3.0)	132.2	0.0
USD	JPY	(8.9)	905.7	0.0
USD	KRW	(6.2)	6,536.1	0.1
USD	NOK	(0.1)	0.3	0.0
USD	SEK	0.0	0.1	0.0
USD	THB	(0.3)	11.8	0.0

Total				(0.0)

III. Future Flows (Dividends and Interest Receivable, Firm Sales)

Currency	Currency	Amount	Amount of currency	Fair value of the
sold	purchased	of currency sold	purchased	hedging instrument
		(local currency, in	(local currency, in
		millions)	millions)	(€ millions)

EUR	CHF	(0.1)	0.2	0.0
EUR	USD	(1.6)	1.3	(0.1)
JPY	GBP	(39.3)	0.2	0.0
NOK	EUR	(0.9)	0.1	0.0
SEK	EUR	(0.1)	0.0	0.0
THB	EUR	(0.1)	0.0	0.0
USD	CHF	(0.3)	0.3	0.0
USD	CZK	0.0	1.0	0.0
USD	DKK	(0.2)	1.1	0.0
USD	EUR	(15.0)	11.3	0.3
USD	GBP	(11.5)	6.1	0.1
USD	NOK	(0.1)	0.8	0.0
USD	PLN	(0.1)	0.2	0.0
USD	SEK	(0.4)	2.8	0.0

Total				(0.3)

Total I + II + III				(38.7)

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
EQUITY MARKETS RISK
     Our exposure to equity markets risk relates primarily to our investment in equity securities of unconsolidated entities, particularly the Interpublic Group. At December 31, 2004, the market value of our quoted equity securities amounted to €52 million, compared to a carrying value for French GAAP purposes of €15 million.
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
Item 16C. Principal Accountant Fees and Services
Accountant Fees
     Ernst & Young Audit and Mazars & Guérard served as our independent auditors for the years ended December 31, 2002, 2003 and 2004, for which audited financial statements appear in this annual report. As described in the Explanatory Note, Ernst & Young has provided a separate audit report on the financial statements for 2004, which report is included in this Form 20-F/A.
     The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Mazars & Guérard with respect to the financial statements for 2004 and 2003.

	2004		2003
	(€ millions)		(€ millions)
	Ernst & Young	Mazars &	Ernst & Young	Mazars &
	Audit	Guérard	Audit	Guérard
Audit Fees	6.0	4.5	4.0	4.0
Audit Related Fees	0.4	0.5	0.3	0.5
Tax Fees	0.1	—	0.2	—
All Other Fees	—	—	—	—
Total Fees	6.5	5.0	4.5	4.5
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.

PART III
Item 18. Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Board of Directors
and Shareholders of Publicis Groupe, S.A.
We have audited the accompanying consolidated balance sheets of Publicis Groupe, S.A. and subsidiaries (the “Company”), as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. As set forth below, the information in Note 31 to the consolidated financial statements has been restated. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with the accounting principles generally accepted in France.
Accounting principles generally accepted in France vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in Note 31 to the consolidated financial statements.
As described in Note 31 — Summary of differences between generally accepted accounting principles in France and the United States of America, the 2003 and 2002 financial information set forth therein have been restated.
Paris, France
March 12, 2004 except for Note 31 for which the date is December 23, 2005

/s/ Frédéric Allilaire	/s/ Bruno Perrin
Mazars & Guérard, S.A.	Ernst & Young Audit
Represented by	Represented by
Frédéric Allilaire	Bruno Perrin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
and Shareholders of Publicis Groupe, S.A.
We have audited the accompanying consolidated balance sheets of Publicis Groupe, S.A. and subsidiaries (the “Company”), as of December 31, 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. As set forth below, the information in Note 31 to the consolidated financial statements has been restated. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with the accounting principles generally accepted in France.
Accounting principles generally accepted in France vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in Note 31 to the consolidated financial statements.
As described in Note 31 — Summary of differences between generally accepted accounting principles in France and the United States of America, the 2004 financial information therein has been restated.
Paris, France
December 23, 2005
/s/ Bruno Perrin
Ernst & Young Audit
Represented by Bruno Perrin

CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2004
Consolidated Income Statement

Millions of euros	Notes	2004	2003	2002
Revenues		3,825	3,863	2,926
Personnel expenses	3	(2,197)	(2,254)	(1,659)
Other operating expenses	4	(921)	(932)	(734)
Total operating expenses		(3,118)	(3,186)	(2,393)
Operating income before depreciation and amortization		707	677	533
Depreciation and amortization expense (excluding goodwill and intangibles arising on acquisition)	5	(117)	(124)	(104)
Operating income before amortization of intangibles on acquisition		590	553	429
Amortization of intangibles arising on acquisition.	5	(29)	(31)	(24)
Impairment of intangibles arising on acquisition	5	(123)	—	—
Operating income		438	522	405
Net financial costs	6	(39)	(60)	(28)
Income of consolidated companies before taxes and exceptional items		399	462	377
Exceptional items	7	23	(7)	(3)
Income taxes	8	(134)	(172)	(132)
Net change in deferred taxes related to the OBSA/Credit Linked Notes (“CLN”) transactions	8	130	—	—
Net income of consolidated companies		418	283	242
Equity in net income of non-consolidated companies.	9	6	4	3
Net income before goodwill amortization		424	287	245
Group’s share of net income before goodwill amortization		398	263	216
Goodwill amortization	5	(188)	(113)	(69)
Net income before minority interests		236	174	176
Minority interests		(26)	(24)	(29)
Group net income		210	150	147
Per share data (in euros)	10
Number of shares — basic (thousands)		182,411	182,795	146,262
Net earnings per share		1.15	0.82	0.99

Number of share — diluted (thousands)		251,608	239,541	171,026
Net earnings per share — diluted		0.97	0.75	0.97

Consolidated Balance Sheet as at December 31

Millions of euros	Notes	2004	2003	2002
Assets
Goodwill, net	11	2,470	2,596	3,028
Intangible assets, net	11	740	916	879
Property and equipment, net	12	439	463	599
Investments and other financial assets, net	13	106	481	98
Investments accounted for by the equity method	9	17	30	33
Non-current assets		3,772	4,486	4,637
Inventory and costs billable to clients	14	437	416	295
Accounts receivable	15	3,282	3,263	3,663
Other receivables	16	833	1,086	951
OCEANE redemption premium	17	202	215	227
Marketable securities	18	67	196	342
Cash		1,128	1,219	863
Current assets		5,949	6,395	6,341
Total assets		9,721	10,881	10,978

Liabilities and Shareholders’ Equity
Capital stock		78	78	78
Additional paid-in capital and retained earnings		803	648	928
Other shareholders’ equity (ORANEs) (1)			—	495
Shareholders’ equity	19	881	726	1,501
Minority interests	20	46	55	100
ORANEs (1)	21	495	495	-
Provisions for contingencies and charges	22	827	1,020	1,169
Bonds, bank borrowings and overdrafts	23	1,960	3,188	2,762
Accounts payable	24	3,694	3,590	3,832
Accrued expenses and other liabilities	25	1,818	1,807	1,614
Bonds, bank borrowings and current liabilities		7,472	8,585	8,208
Total liabilities and shareholders’ equity		9,721	10,881	10,978

Net financial debt	23	563	1,166	1,330

(1)	Reclassification made following clarification of certain rules by the French Financial Markets Authority (Autorité des Marchés Financiers (the “AMF”)) in 2003

Shareholders’ Equity

			Additional paid-in	Total
Number of		Capital	capital and	shareholders'
shares	Millions of euros	stock	retained earnings	equity
196,081,129	December 31, 2002 before deduction of treasury stock	78	1,739	1,817
(12,790,600)	Deduction of treasury stock existing at December 31, 2002 (1)	—	(316)	(316)
183,290,529	December 31, 2002 after deduction of treasury stock	78	1,423	1,501
	Dividends paid by Publicis Groupe S.A.	—	(44)	(44)
	Translation adjustments	—	(366)	(366)
81,928	Increase in capital of Publicis Groupe S.A.	—	—	—
(784,804)	Negative variance on mergers of Publicis/Somarel/MLMS/MLMS2	—	(13)	(13)
	Consolidated net income, group share	—	150	150
	Reclassification of ORANEs outside shareholders’ equity (2)	—	(495)	(495)
195,378,253	December 31, 2003 before deduction of treasury stock	78	971	1,049
(13,012,389)	Deduction of treasury stock existing at December 31, 2003 (1)	—	(323)	(323)
182,365,864	December 31, 2003 after deduction of treasury stock	78	648	726
	Dividends paid by Publicis Groupe S.A.	—	(47)	(47)
	Translation adjustments		(106)	(106)
92,808	Increase in capital of Publicis Groupe S.A.	—	—	—
	Release of Saatchi & Saatchi provisions		2	2
	Impact of LSF requiring consolidation of entity which issued the CLN		(6)	(6)
	Application of CNC 03-01 pensions recommendation		(16)	(16)
	Reclassification of equity warrants following redemption of the bond component of the OBSA (3)		118	118
	Consolidated net income, group share	—	210	210
195,471,061	December 31, 2004 before deduction of treasury stock	78	1,126	1,204
(13,015,843)	Deduction of treasury stock existing at December 31, 2004 (1)	—	(323)	(323)
182,455,218	December 31, 2004 after deduction of treasury stock	78	803	881

(1)	Treasury stock held at period end, acquired in the context of stock buyback programs, is deducted from shareholders’ equity (see note 1.2 — accounting policies — treasury stock). Changes during the financial year are shown in a separate table in this note.

(2)	Following clarification issued by the French Financial Markets Authority (AMF) on June 30, 2003 on “interpretation of criteria concerning the classification of hybrid financial instruments in consolidated financial statements,” the ORANEs were reclassified into a separate balance sheet captioned “ORANEs” outside shareholders’ equity.

(3)	Following the redemption of the bond component of the OBSA in September 2004, the 28,125,000 equity warrants, which have an exercise price of 30.5 euros, were reclassified into shareholders’ equity for their amount stated net of tax being 118 million euros (See break-down hereafter).

Consolidated Cash Flow Statement

Millions of euros	2004	2003	2002
I — Cash flows from operating activities
Net income before minority interests	236	174	176
Capital (gain) loss on disposal (before tax)	(23)	2	4
Amortization of bond redemption premium and additional interest on OBSA	20	27	16
Depreciation and amortization on fixed assets	457	268	197
Change in deferred taxes (1)	(141)	—	—
Gross operating cash flow	549	471	393
Equity in net income of unconsolidated companies	(6)	(4)	(3)
Dividends received from equity accounted investments	7	1	1
Restructuring expenses	(79)	(141)	—
Change in working capital requirements	299	232	183
Net cash provided by operating activities	770	559	574
II — Cash flows from investing activities
Purchases of property and equipment and intangible assets	(104)	(118)	(74)
Proceeds from sale of property and equipment	3	22	15
Purchases of investments and other financial assets, net (2)	480	(381)	(5)
Acquisitions of subsidiaries(3)	(124)	(200)	(75)
Net cash provided by (used in) investing activities	255	(677)	(139)
III — Cash Flows from Financing Activities
Payment of contingent value rights attached to shares provided as consideration for Saatchi & Saatchi	—	—	(196)
Dividends paid to parent company shareholders	(47)	(44)	(32)
Dividends paid to minority shareholders of subsidiaries	(23)	(20)	(26)
Increase in capital	—	—	—
Change in borrowings(4)	(857)	519	445
Net purchases of treasury stock	—	(5)	(180)
Change in treatment of treasury stock	—	—	(138)
Net cash provided by (used in) financing activities	(927)	450	(127)
IV — Impact of exchange rate fluctuations	(39)	(83)	(76)
Net change in consolidated cash flows (I + II + III + IV)	59	249	232
Cash and marketable securities at January 1	1,415	1,205	799
Bank overdrafts at January 1	(451)	(490)	(316)
Net cash and cash equivalents at beginning of year	964	715	483
Cash and marketable securities at December 31	1,195	1,415	1,205
Bank overdrafts at December 31	(172)	(451)	(490)
Net cash and cash equivalents at end of year (3)	1,023	964	715
Net change in cash and cash equivalents	59	249	232

(1)	Including a net change in deferred taxes of 130 million euros arising, in 2004, on the redemption of the bond component of the OBSA and the sale of the CLN

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

     Certain companies that meet the criteria listed above are not consolidated, because of their non-significant nature (i.e., where non-group revenue are less than €2 million). Consolidating all of these companies would not have a significant impact on the consolidated financial statements.
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
     Goodwill is recognized in the balance sheet and is amortized on a straight-line basis in accordance with the following policies:
•	Goodwill amounts of less than €150,000 are amortized immediately in full;

•	Goodwill related to single country media buying and sales entities is amortized over five years;

•	Goodwill related to international media buying networks is amortized over twenty years;

•	Goodwill related to advertising and marketing services entities and full service communications networks is amortized over a period varying from 10 to 40 years, depending on the country, size and the specific characteristics of each agency.
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
Hedging Instruments
     The group does not use derivative financial instruments other than routine foreign currency hedging contracts. Gains and losses are recognized in the income statement over the residual life of the hedged instruments and symmetrically match recognition of income and expenses in respect of such hedged instruments
Pensions and Other Post-employment Benefits
     The Group applies the preferred method under rule 99-02 of the CRC, recognizing all pensions and post-employment benefits in the balance sheet. The group applies the CNC’s recommendation 2003-R01 “Accounting and valuation rules for pensions and other post employment benefits” as from January 1, 2004.
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
Exposure to Interest Rate Risk
     The period to maturity of financial assets and liabilities at December 31, 2004 is as follows:

(In millions of euros)	< 1 year	1 to 5 years	> 5 years	Total

Financial liabilities(1)	220	672	1,068	1,960
Financial assets(2)	(1,195)	—	(202)	(1,397)
Net position before financial management(3).	(975)	672	866	563
Off-balance sheet instruments	—	—	—	—
Net position after financial management	(975)	672	866	563

(1)	Gross financial indebtedness

(2)	Redemption premium on Oceane, marketable securities and cash

(3)	Equal to net financial indebtedness as defined in note 23 — Bonds, Bank borrowings and overdrafts
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
Liquidity Risk
     To protect itself from liquidity risk, Publicis has substantial cash and cash equivalents (cash at bank and marketable securities totaling €1.195 million at December 31, 2004), as well as unused credit lines amounting to €1.476 million, which allow it to meet the short-term portion of its financial debt.
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
     The table below summarizes hedging contracts in place at December 31, 2004:
I — Intercompany receivables and payables

		Amount of currency	Amount of currency
		sold	purchased	Fair value of the
	Currency	(local currency, in	(local currency, in	hedging instrument
Currency sold	purchased	millions)	millions)	(Euro in millions)
AUD	USD	(45.1)	32.3	(2.1)
CAD	USD	(3.8)	2.9	0.3
CHF	EUR	(1.5)	1.0	0.0
DKK	USD	(40.7)	6.6	(0.6)
EUR	CHF	(26.1)	40.3	0.0
EUR	GBP	(13.2)	9.1	(0.4)
EUR	USD	(465.1)	590.2	(33.4)
GBP	USD	(20.5)	36.3	(1.9)
NOK	EUR	(41.1)	5.0	0.0
NZD	GBP	(18.0)	6.6	(0.2)
SEK	EUR	(54.5)	6.0	0.0
SEK	USD	(148.9)	19.6	(2.2)
THB	EUR	(232.5)	4.5	0.1
USD	EUR	(18.4)	14.9	1.4

				(39.0)

II — Third party receivables and payables

		Amount of currency	Amount of currency
		sold	purchased	Fair value of the
	Currency	(local currency, in	(local currency, in	hedging instrument
Currency sold	purchased	millions)	millions)	(Euro in millions)
CHF	EUR	(1.9)	1.2	0.0
CHF	USD	(0.2)	0.1	0.0
EUR	CAD	(0.2)	0.3	0.0
EUR	GBP	(3.3)	2.3	(0.1)

		Amount of currency	Amount of currency
		sold	purchased	Fair value of the
	Currency	(local currency, in	(local currency, in	hedging instrument
Currency sold	purchased	millions)	millions)	(Euro in millions)
EUR	USD	(1.1)	1.5	(0.1)
USD	AUD	(1.5)	2.1	0.1
USD	CAD	(1.6)	2.0	0.0
USD	CHF	0.0	0.0	0.0
USD	DKK	0.0	0.1	0.0
USD	EUR	(0.5)	0.4	0.0
USD	GBP	(0.1)	0.1	0.0
USD	INR	(3.0)	132.2	0.0
USD	JPY	(8.9)	905.7	0.0
USD	KRW	(6.2)	6536.1	0.1
USD	NOK	(0.1)	0.3	0.0
USD	SEK	0.0	0.1	0.0
USD	THB	(0.3)	11.8	0.0

				(0.0)

III — Future flows (dividends and interest receivable, firm sales)

		Amount of currency	Amount of currency
		sold	purchased	Fair value of the
	Currency	(local currency, in	(local currency, in	hedging instrument
Currency sold	purchased	millions)	millions)	(Euro in millions)
EUR	CHF	(0.1)	0.2	0.0
EUR	USD	(1.6)	1.3	(0.1)
JPY	GBP	(39.3)	0.2	0.0
NOK	EUR	(0.9)	0.1	0.0
SEK	EUR	(0.1)	0.0	0.0
THB	EUR	(0.1)	0.0	0.0
USD	CHF	(0.3)	0.3	0.0
USD	CZK	0.0	1.0	0.0
USD	DKK	(0.2)	1.1	0.0
USD	EUR	(15.0)	11.3	0.3
USD	GBP	(11.5)	6.1	0.1
USD	NOK	(0.1)	0.8	0.0
USD	PLN	(0.1)	0.2	0.0
USD	SEK	(0.4)	2.8	0.0

				0.3

TOTAL I + II + III				(38.7)
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
     The effect of a 10% decrease in the market value of stockholdings owned by Publicis is as follows:

	Treasury stock purchased
	in the context of:
	Stock buyback		Other
Millions of euros	programs	Liquidity contract	(IPG shares)
Asset position	0	(0.9)	0
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
Terms of acquisition
     Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following securities to Bcom3 shareholders:
•	56,250,000 new Publicis shares with a value on issue of €30.50 (with a par value of €0.40 and a premium of €30.10 per share) ;

•	Bonds with a par value of €858 million comprised of 1,562,500 ORANEs redeemable into 28,125,000 new or existing Publicis shares; and

•	Bonds with a par value of €858 million, comprised of 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.
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
Purchase Price
     Pursuant to Rule 99-02 of the CRC, the securities provided as consideration for the acquisition were valued at fair value at the date of acquisition, September 24, 2002:
•	The 56,250,000 new Publicis shares were valued at the market price at the date of acquisition (€17.60 per share), representing a total value of €990 million.

•	The 1,562,500 ORANEs were valued at €495 million, corresponding to their fair value at the date of acquisition, determined on the basis of the stock market price of Publicis shares at that date. Based on the results of a detailed assessment of the characteristics of this financial instrument, the ORANEs have been classified in a separate caption “ORANEs,” outside shareholders equity, in the consolidated balance sheet.

•	The OBSAs were valued at €642 million, an amount which includes the present value of the bond component at the acquisition date (€445 million) and the fair value of the equity warrants (€197 million). Both of these values were calculated jointly by our internal experts and our adviser banks using a 8.5% discount rate for the bond component of the OBSA and using the Black & Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%).
     The total acquisition price of €2,257 million breaks down as follows:

Millions of euros

Value of Publicis shares	990
Value of ORANEs	495
Value of OBSAs	642
Net deferred tax liability on the OBSA valuation adjustment	74
Acquisition expenses (net of tax)	56
Total	2,257
Goodwill
     Final goodwill of €1,874 million breaks down as follows (amounts net of tax, with a tax effect of €165 million):

Millions of euros

Purchase price	2,257
— Bcom3 negative shareholder’s equity under French accounting standards	68
+ fair value of identified assets and liabilities:
Restructuring expenses	141
Vacant property provisions	168
Retirement obligation provisions	45
Other items	64
— allocated to plant and equipment	59
— allocation to intangible assets	(578)
— effect of foreign exchange	(350)
Gross goodwill at December 31, 2004	1,874
     Goodwill is amortized over 40 years.
Allocation to intangible Assets
     The intangible assets resulting from the identification of Bcom3’s assets and liabilities, as determined by an independent expert, are as follows:

Millions of euros

Client relationships	309
Tradenames	387
Other	7

Allocation to intangible assets (1)	703
Deferred tax liabilities on the above	(125)

Total allocation made at the end of 2003	578

(1)	As of 31 December 2004, taking account of the effect of changes in foreign exchange rates of 114 million euros, the gross value of intangible assets as allocated is 589 million euros.
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
Remuneration of Supervisory Board and Management Board Members
     Renumeration paid to members of the supervisory board and the management board during 2004 amounted to 1 million euros and 15 million euros respectively, as against 1.1 million euros and 7.6 million euros in 2003.
Breakdown of Headcount

	December 31,	December 31,	December 31,
	2004	2003	2002
By geographical zone:

— France	3,795	3,700	3,810

— Other European countries	10,356	10,032	10,417

— North America	11,308	11,139	11,409

— Rest of world	10,925	10,295	10,045

Total	36,384	35,166	35,681

Breakdown By Function (in %): (1)

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
5. Depreciation and amortization expense

Millions of euros	2004		2003	2002
Amortization expense on other intangible assets (excluding goodwill and intangibles arising on acquisition)	10		16	7

Depreciation of property and equipment	107		108	97

Depreciation and amortization on other intangible assets and property and equipment	117		124	104

Amortization of intangibles arising on acquisition	29		31	24

Impairment of intangibles arising on acquisition	123	(1)	—	—

Goodwill amortization	188	(2)	113	69

Total depreciation and amortization expense	457		268	197

(1)	In the context of reorganization of the Group, Publicis decided to refocus its activities on its top tradenames and to rapidly discontinue use of certain less attractive tradenames. The average useful life of client relationship intangibles was also reduced. In consequence, the Group recorded an impairment loss of 123 million euros, which mainly concerns Fallon, Frankel and Nelson. These impairment losses were calculated on the basis of reports prepared by independent experts.

(2)	Including 88 million euros of exceptional goodwill amortization which mainly related to Triangle — U.K. (12 million euros), Casadevall & Pedreno — Spain (9), Publicis Peru (9), Winner & Associates — USA (6), Publicis Graphics — Lebanon (6), Publicis Salles Norton — Brazil (6), Publicis Basic Philippines (5), Wet Desert — Malaysia (4), Ariely — Israel (4). No other impairment loss in respect of a subsidiary exceeded 3 million euros.
6. Net Financial Costs

Millions of euros	2004	2003	2002

Interest and other financial costs, net	(39)	(53)	(26)

Millions of euros	2004	2003	2002

Foreign currency gains (losses), net	7	2	(5)

Dividends received from non-consolidated companies	1	1	4

Provisions against treasury stock	—	—	(1)

Financial expense on unwinding of discounts on long-term provisions	(8)	(10)	—

Total	(39)	(60)	(28)
7. Exceptional Items

Millions of euros	2004	2003	2002

Discontinuance of activities and other adjustments to structures	(1)	(5)	(7)

Capital gains on redemption of the bond component of the OBSA and sale of the CLN	26	—	—

Other capital gains (losses) on disposal	(2)	(2)	4

Exceptional items	23	(7)	(3)
8. Income Taxes
Analysis of Income Tax Expense

Millions of euros	2004	2003	2002

Current tax expense	(145)	(164)	(145)

Deferred tax expense — excluding exceptional items	11	(8)	13

Income taxes	(134)	(172)	(132)

Net change in deferred taxes related to capital gains on redemption of the bond component of the OBSA and the sale of the CLN	130	—	—

Total income tax expense (including net change in deferred taxes related to capital gains on disposal)	(4)	(172)	(132)
Effective Tax Rate
     The effective tax rate is as follows:

	December 31,	December 31,	December 31,
Millions of euros	2004 (1)	2003	2002

Income of consolidated companies before taxes and goodwill amortization	422	455	374

Exceptional capital gain on redemption of the bond component of the OBSA and sale of the CLN (1)	(26)

Income of consolidated companies before taxes, goodwill amortization and OBSA/CLN capital gain	396

French tax rate	34.33%	34.33%	34.33%

Expected tax expense:	(137)	(156)	(128)

Effect of:

	December 31,	December 31,	December 31,
Millions of euros	2004 (1)	2003	2002

— Differences in income tax rates	(4)	(8)	(2)

— Use of prior tax losses and recognition of deferred tax assets in respect of prior year losses	35	8	28

— Losses in year for which no deferred tax asset was recognized and provisions against deferred tax assets	(12)	(31)	(17)

— Permanent differences	(16)	15	(13)

Income taxes per the income statement: (1)	(134)	(172)	(132)

Effective tax rate	33.8%	37.8%	35.3%

(1)	In 2004, the transactions involving the redemption of the bond component of the OBSA and the sale of the CLN led to recognition of an exceptional gain of 26 million euros together with a net change in deferred taxes of 130 million euros. These transactions were excluded from the calculation of the effective tax rate in order to enable comparison with prior financial years. If exceptional items are not excluded the effective tax rate in 2004 was 0.9%.
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
Deferred taxes recognized in the balance sheet
     Deferred tax assets and liabilities are included in the following balance sheet account captions:

	December 31,	December 31,	December 31,
Millions of euros	2004	2003	2002

Other receivables:

— Short-term portion	76	125	155

— Long-term portion	295	271	274

Total deferred tax assets	371	396	429

Provisions for contingencies and charges:

— Short-term portion	(14)	(13)	(14)

— Long-term portion	(170)	(223)	(233)

Total deferred tax liabilities	(184)	(236)	(247)

Deferred tax assets, net	187	160	182
Sources of Deferred Taxes

	December 31,	December 31,	December 31,
Millions of euros	2004	2003	2002

Deferred tax assets arising from temporary differences	357	392	425
Deferred tax assets arising from loss carryforwards	14	4	4

Total deferred tax assets	371	396	429
Deferred tax liabilities arising from temporary differences	(27)	(28)	(5)
Deferred tax liabilities attributable to restatement of assets and liabilities at fair value on acquisitions	(157)	(208)	(242)

Total deferred tax liabilities	(184)	(236)	(247)

Deferred tax assets, net	187	160	182

9. Investments Accounted for by the Equity Method
     Investments accounted for by the equity method at December 31, 2004 amounted to €17 million (at December 31, 2003: €30 million; at December 31, 2002: €33 million).
     Changes in this account caption in 2004 were as follows:

Balance sheet
Millions of euros	value

Total at December 31, 2003	30

New acquisitions	1

Disposals	(2)

Group share of earnings in 2004	6

Dividends paid in 2004	(7)

Effect of foreign currency and other	(11)

Total at December 31, 2004	17
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
11. Goodwill and Intangible Assets, Net
     Goodwill balances in respect of consolidated companies can be analyzed as follows:

		North	Rest of the
Millions of euros	Europe	America	World	Total

Net value 2002	784	1,780	464	3,028

Net value 2003	893	1,218	485	2,596

2004 financial year:

Gross goodwill at January 1, 2004	1,059	1,312	522	2,893

Acquisitions in 2004 and effects of foreign currency fluctuations.	(15)	101	(56)	30

Total gross value	1,044	1,413	466	2,923

Cumulative amortization	(290)	(115)	(48)	(453)

Net value 2004	754	1,298	418	2,470
Changes in Goodwill and Other Intangible Assets, Gross

	Gross value
		Tradenames
		and client	Software and
Millions of euros	Goodwill	relationships	other	Total

December 31, 2002	3,244	847	122	4,213

Reclassifications	(213)	213	—	—

Additions	269	—	17	286

Disposals	(8)	(4)	(30)	(42)

Translation and other	(399)	(106)	(9)	(514)

December 31, 2003	2,893	950	100	3,943

Additions	99	3	28	130

Disposals	(30)	(5)	(10)	(45)

Translation and other	(39)	(41)	(19)	(99)

December 31, 2004	2,923	907	99	3,929
     Determination of fair value of identified intangible assets at acquisition date was performed by independent experts in respect of material acquisitions (Bcom3, Fallon, Frankel, Nelson, ZenithOptimedia).

Changes in Accumulated Amortization of Goodwill and Other Intangible Assets

	Accumulated amortization
		Tradenames
		and client	Software and
Millions of euros	Goodwill	relationships	other	Total

December 31, 2002	216	15	75	306

Increases	113	31	16	160

Decreases	(3)	(2)	(16)	(21)

Translation and other	(29)	22	(7)	(14)

December 31, 2003	297	66	68	431

Increases (1).	188	152	10	350

Decreases	(8)	(1)	(8)	(17)

Translation and other	(24)	(14)	(7)	(45)

December 31, 2004	453	203	63	719

(1)	Including 88 million euros of impairment losses in respect of goodwill and 123 million euros of impairment losses in respect of tradenames and client relationships (see note 5 — Depreciation and Amortization).
12. Property and Equipment, Net
Changes in gross value of property and equipment

	Gross value
Millions of euros	Land and buildings	Other	Total

December 31, 2002	196	1,134	1,130

Changes to scope of consolidation	—	2	2

Additions	—	103	103

Disposals and write offs	(1)	(149)	(150)

Translation and other	(37)	(52)	(89)

December 31, 2003	158	1,038	1,196

Changes to scope of consolidation	—	4	4

Additions	—	94	94

Disposals and write offs	(4)	(130)	(134)

Translation and other	(12)	(103)	(115)

December 31, 2004	142	903	1,045
Land and buildings
     The net book value of land and buildings of which Publicis is the proprietor is €45 million.
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
     In addition, gross property and equipment includes €80 million (€20 million net book value) of billboards and furniture and fixtures belonging to the Group’s outdoor display companies, principally JC Decaux Nederland (ex-Publex) in the Netherlands, and Métrobus, a media sales unit specializing in public transportation advertising space.
Assets under capital leases
     The net book value of such assets in the consolidated balance sheet is €98 million at December 31, 2004. The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract is in respect of assets with a value of €91 million depreciable over 40 years and has been valued by an independent expert. The office building is located at 35 West Wacker Drive in Chicago (U.S.).
Changes in accumulated depreciation of property and equipment

Millions of euros	Accumulated depreciation
	Land and buildings	Other	Total
December 31, 2002	21	710	731
Changes to scope of consolidation	—	2	2
Increases	7	101	108
Decreases	(1)	(73)	(74)
Translation and other	(15)	(19)	(34)
December 31, 2003	12	721	733
Changes to scope of consolidation	—	2	2
Increases	3	104	107
Decreases	(1)	(129)	(130)
Translation and other	(8)	(98)	(106)
December 31, 2004	6	600	606

13. Investments and other financial assets, net

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Investments in non-consolidated companies	28	29	32
Loans and advances to equity accounted and non-consolidated companies	27	21	31
CLN	—	392	—
Other financial assets, gross	70	58	52
Gross value	125	500	115
Provisions on investments and other financial assets	(19)	(19)	(17)
Net value	106	481	98
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

Breakdown of investments in non-consolidated companies at December 31, 2004

	%			Market
Millions of euros	ownership	Gross value	Net value	value
Interpublic Group (IPG)	1.3	15	15	52
Other	—	13	13	—
Total		28	28
     Summary information concerning IPG (consolidated figures):

Millions of dollars	2003
Revenue	5,863
Net income	(452)
Shareholders’ equity at December 31	2,606
14. Inventory and costs billable to clients

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Gross book value	439	418	298
Provisions against inventories	(2)	(2)	(3)
Net book value	437	416	295
15. Accounts Receivable

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Trade accounts receivable	3,323	3,315	3,716
Notes receivable	11	11	15
Gross value	3,334	3,326	3,731
Allowance for doubtful accounts	(52)	(63)	(68)
Net book value	3,282	3,263	3,663
     All receivables are due in less than one year.
     It should be noted that when Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement movement), the related accounts receivable are recorded in “Other receivables” in the balance sheet.

16. Other receivables

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Taxes receivable	155	224	107
Receivables on transactions performed as an agent	86	129	79
Advances to suppliers	31	44	45
Other receivables	112	207	200
Prepaid expenses and other	81	94	95
Gross book value	465	698	526
Provision	(3)	(8)	(4)
Net book value (excluding deferred tax assets)	462	690	522
Deferred tax assets, net	371	396	429
Net book value (including deferred tax assets)	833	1,086	951
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
19. Shareholders’ equity
Changes in composition of the treasury stock portfolio held in the context of stock buyback programs
     The following movements took place on the treasury stock portfolio in 2004:

Millions of euros except		Amount deducted from
for number of shares	Number of shares	shareholders’ equity
Treasury stock held at December 31, 2003	13,012,389	323
Purchases in 2004 at an average price of 25.58 €	20,000	1
Stock options exercised	(16,546)	(1)
Treasury stock held at December 31, 2004	13,015,843	323
Effect of reclassification of equity warrants into shareholders’ equity
     The net amount reclassified is 118 million euros broken down as follows (millions of euros):

Fair value at date of acquisition	197
Amortization over 20 years, cumulative amount at September 17, 2004	(17)
Deferred tax asset	(62)
Net amount reclassified	118
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
Deduction of goodwill from shareholders’ equity
     Over the last 10 years, the only significant amount of goodwill to be deducted from shareholders’ equity related to the acquisition of the FCA Group, for which goodwill of €54 million had been calculated. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods ranging from 10 to 40 years.
20. Minority Interest

Millions of euros	Retained earnings
December 31, 2002	100
Effect of acquisitions	(38)
Dividends paid by subsidiaries to minority shareholders	(20)
Consolidated net income for the period, minority interest	24
Translation adjustment and other	(11)
December 31, 2003	55
Effect of acquisitions	(11)
Dividends paid by subsidiaries to minority shareholders	(23)
Consolidated net income for the period, minority interest	26
Translation adjustment and other	(1)
December 31, 2004	46
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
22. Provisions for Contingencies and charges

				Pensions and
				other post-	Deferred
				employment	tax	Litigation and
Millions of euros	Restructuring	Vacant property	Sub-Total	benefits	liabilities	claims	Other	Total
December 31, 2002	257	284	541	234	247	35	112	1,169
Updating of Bcom3 provisions(1)	(38)	41	3			20		23
Increases	5		5	43	26	7	36	117
Reversals	(111)	(50)	(161)	(23)	(22)	(5)	(30)	(241)
Translation and other	(11)	(43)	(54)	(7)	(15)	(3)	31	(48)
December 31, 2003	102	232	334	247	236	54	149	1,020
Increases	12	9	21	63	21	4	22	131
Reversals	(55)	(47)	(102)	(58)	(156)	(4)	(35)	(355)
Translation and other	(3)	(18)	(21)	(10)	83	(8)	(13)	31
December 31, 2004	56	176	232	242	184	46	123	827

(1)	Adjustments made to provisions in the year following the acquisition of Bcom3 did not affect the income statement, but rather adjusted the original goodwill balance.
     Provisions include, in particular, provisions for pensions and other post employment benefits and provisions for litigation and claims. They represent the Group’s best estimates on the basis of the information available.
     Reversals of provisions mainly correspond to utilization in the year.

Deferred tax liabilities
     This account includes the tax effect of restatement to fair value of intangible assets in the context of the Zenith (€35 million) and Bcom3 (€87 million) acquisitions.
     The deferred tax liability relating to the bond component of the OBSA was fully reversed for its value in September 2004 at the date of redemption of the bond component, being 131 million euros. The double entry was a credit to deferred tax income in the income statement. The deferred tax asset on the optional component of the OBSA (62 million euros at the date of transfer), previously carried as a deduction from the deferred tax liability on the bond component, was neutralized, as the equity warrants were reclassified for their amount stated net of tax into shareholders’ equity (See note 19 — shareholders’ equity).
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

Millions of euros	December 31, 2004			December 31, 2003
			Post-			Post-
		Pension	employment		Pension	employment
	Total	plans	health cover	Total	plans	health cover
Present value of funded obligations	287	287	—	268	268	—
Fair value of plan assets	(218)	(218)	—	(195)	(195)	—
Excess of present value of funded obligations over the fair value of plan assets	69	69	—	73	73	—
Present value of unfunded obligations	99	61	38	98	61	37
Present value of funded and unfunded obligations (net of plan assets)	168	130	38	171	134	37
Unrecognized actuarial gains (losses) (1)	(13)	(12)	(1)	(22)	(18)	(4)
Balance sheet liability related to defined benefit plans	155	118	37	149	116	33
Balance sheet liability related to defined contribution plans	87	87	—	98	98	—
Total balance sheet liabilities	242	205	37	247	214	33

(1)	Actuarial gains and losses are recognized in accordance with the accounting policy presented in note 1.2. At January 1, 2004, in application of recommendation R 03-01 of the French National Accounting Committee (CNC), accumulated actuarial gains and losses were recognized in shareholders equity.
     The amounts recognized in the income statement were as follows:

Millions of euros	December 31, 2004		December 31, 2003
	Defined benefit	Post-employment	Defined benefit	Post-employment
	pension plans	health cover	pension plans	health cover
Cost of services rendered in the year	15	1	16	1
Financial cost related to the unwinding of discounting of provisions for pensions and other post-employment benefits	20	2	19	2
Expected return on plan assets	(17)	—	(14)	—
Actuarial gains (losses) recognized for the year	—	—	1	—
Past service cost	—	—	—	—
Gains (losses) on curtailment.	—	—	—	—
Total contribution to personnel expenses	18	3	22	3
Actual return on plan assets	(18)	—	(26)	—
     The main actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	December 31, 2004	December 31, 2003
Discount rate at December 31	5.75%	6%
Expected rate of return on plan assets at December 31	8%	8%
Future salary increases	3.75%	3.75%
Future pension increases	2.5%	2.25%
Annual increase in	8.75% initially	11.75% initially
healthcare expenses	5% subsequently	5% subsequently
     Changes in the present value of funded and unfunded liabilities (net of plan assets) during 2004 were as follows:

	Defined benefit	Post-employment
Millions of euros	pension plans	health cover
Present value of funded and unfunded obligations (net of plan assets) at start of year	134	37
Expense recognized in the income statement	18	3
Actuarial gains/losses	12	1
Contributions paid	(28)	(2)
Foreign currency translation	(6)	(1)
Present value of funded and unfunded obligations (net of plan assets) at end of year	130	38
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

Number of
securities	Millions of euros	December 31
		2004	2003	2002
	Bonds (excluding accrued interest) issued by Publicis Groupe S.A.:
750	Bond convertible into IPG shares — 2% — January 2007 (1)	7	200	200
17,624,521	OCEANE 2.75% — January 2018	690	690	690
—	OCEANE — January 2018 — redemption premium	239	239	239
23,172,413	OCEANE 0.75% — July 2008	672	672	—
—	OBSA — 2.75% — September 2022- bond component (2)	—	463	449
—	OBSA — equity warrants with an exercise price of €30.50 (2)	—	187	197
	Other borrowings:
	Accrued interest	12	16	13
	Other short-term lines of credit	29	124	303
	Bank overdrafts	172	451	490
	Obligations under capital leases	139	146	181
	Total	1,960	3,188	2,762

(1)	The majority of the holders of the bond convertible into Interpublic Group (IPG) shares exercised their right to early reimbursement in cash on March 1, 2004 for an amount of 193 million euros out of a total of 200 million euros.

(2)	Following the redemption of the bond component of the OBSA, described above, the equity warrants previously attached to the OBSA were reclassified into shareholders’ equity at December 31, 2004.
     Bonds issued by Publicis Groupe S.A., all of which are fixed rate and in euros, are not hedged against interest rate fluctuations.
     Net financial indebtedness, after deducting cash, marketable securities and the CLN, amounts to:

Millions of euros	December 31 2004	December 31 2003	December 31 2002
Bonds, bank borrowings and overdrafts, gross	1,960	3,188	2,762
CLN, including interest (included in other financial assets, net)(1)	—	(392)	—
OCEANE redemption premium	(202)	(215)	(227)
Marketable securities	(67)	(196)	(342)
Cash	(1,128)	(1,219)	(863)
Net financial indebtedness	563	1,166	1,330

(1)	The CLN, subscribed in 2003, were all sold in September 2004.
Analysis by date of maturity

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Due in less than one year	220	735	751
Due in one to five years	672	751	93
Due in more than five years	1,068	1,702	1,918
Total	1,960	3,188	2,762

Analysis by currency

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Euros	1,715	2,638	1,883
U.S. dollars	135	387	699
Other currencies	110	163	180
Total	1,960	3,188	2,762
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
25. Accrued Expenses and Other Liabilities

Millions of euros	December 31, 2004	December 31, 2003	December 31, 2002
Income taxes payable	206	276	139
Payables on transactions performed as an agent (media space purchases)	306	188	117
Liabilities related to purchase of investments	94	112	101
Advances received	267	236	202
Other payables (1)	793	870	915
Deferred revenue and other liabilities	152	125	140
Total	1,818	1,807	1,614

(1)	These include payables related to personnel, payroll taxes, taxes (other than income tax) and to suppliers of fixed assets. They also include advances from companies that are neither consolidated nor accounted for by the equity method
     The majority of accrued expenses and other liabilities at December 31, 2004 are payable within one year.
26. Off-balance Sheet Commitments
     Commitments presented below are gross amounts that have not been discounted to present value.

		Falling due
Contractual commitments		Less than	One to five	More than
Millions of euros	Total	one year	years	five years
Commitments given
Operating lease commitments	1,375	237	816	322
Commitments and options to purchase minority interests	79	37	40	2
Commitments to sell investments	8	8	—	—
Guarantees (1)	272	209	35	28
Total	1,734	491	891	352
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
Guarantees
     These principally comprise:
•	a guarantee given to a bank in an amount of 88 million euros, as owner of a 45% shareholding in a company called iSe (International Sports & Entertainment AG), which is committed to paying a total of 176 million euros in January 2005, for the acquisition of a license from FIFA;

•	guarantees given to various banks in an amount of 113 million euros in respect of future media space buying transactions on behalf of the Group’s clients;

•	guarantees of payment of property taxes and charges relating to the Leo Burnett building in Chicago, for a total amount of 71 million euros over the period up to 2012.
     The maturity schedule in respect of financial indebtedness and finance lease indebtedness is set out in note 23 to the financial statements.

		Following due
Other commercial commitments		Less than	One to five	More than
Millions of euros	Total	one year	years	five years
Commitments received
Unutilized credit lines (1)	1,476	1,476		—

Commitments given
Other commercial commitments	—	—	—	—
Total	1,476	1,476	—	—

(1)	See note 1.2 — Liquidity risk

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
27. Segment Information
Information by geographic region

		North	Rest of the
Millions of euros	Europe	America	World	Total
2004
Revenues	1,579	1,633	613	3,825
Operating income before depreciation and amortization	301	318	88	707
Operating income before amortization of intangibles on acquisition	224	297	69	590
Operating income	212	161	65	438
Group’s share of net income after tax*	235	126	37	398
Goodwill, intangibles and property and equipment, net	1,153	1,934	562	3,649
2003
Revenues	1,543	1,737	583	3,863
Operating income before depreciation and amortization	243	361	73	677
Operating income before amortization of intangibles on acquisition	188	305	60	553
Operating income	180	285	57	522
Group’s share of net income after tax*	44	189	30	263
Goodwill, intangibles and property and equipment, net	1,358	1,954	663	3,975
2002
Revenues	1,243	1,295	388	2,926
Operating income before depreciation and amortization	225	261	47	533
Operating income before amortization of intangibles on acquisition	183	213	33	429
Operating income	180	192	33	405
Group’s share of net income after tax*	74	132	10	216
Goodwill, intangibles and property and equipment, net	1,073	2,904	528	4,505

*	Before goodwill amortization
Information by business segment:
     The Group operates in a single business segment. Its operational structure may no longer be represented as comprising a set of companies categorized into distinct segments or businesses. This new structure, which has been in the making for several years, is designed to provide the Group’s clients with a global, holistic service offering, which meets all of their communications needs.

     A segmental analysis of the Group by business segment is therefore no longer meaningful in view of the Group’s current organizational structure.
28. Publicis Groupe S.A. Stock Option Plans
     A. Stock option plans originated by Publicis
     At December 31, 2004, the status of outstanding options — both subscription options and options to purchase existing shares — was as follows:

			Number of
			options
			remaining to				Outstanding
			be exercised	Options	Options	Options	options at	Exercise
			at December	granted in	exercised	lapsed in	December	price	Expiry
€0.40 par value shares	Option type	Grant date	31, 2003	2004	in 2004	2004	31, 2004	(euros)	date
Fourth tranche	Subscription	22/03/1994	28,760			28,760	0	6.37	2004
Fifth tranche	Subscription	30/03/1995	45,290		11,070		34,220	6.63	2005
Sixth tranche	Subscription	26/04/1996	51,670		24,250		27,420	4.91	2006
Seventh tranche	Subscription	20/03/1997	39,360		14,560		24,800	5.63	2007
Eighth tranche	Subscription	11/03/1998	58,500				58,500	8.66	2008
Ninth tranche	Subscription	4/11/1998	301,500		5,000		296,500	10.24	2008
Tenth tranche	Purchase	7/09/2000	100,000				100,000	43.55	2010
Eleventh tranche	Purchase	23/04/2001	380,000				380,000	33.18	2011
Twelfth tranche	Purchase	26/11/2001	2,943,135			2,943,135	—	29.79
Thirteenth tranche	Purchase	18/01/2002	104,600				104,600	29.79	2012
Fourteenth tranche	Purchase	10/06/2002	5,000				5,000	32.43	2012
Fifteenth tranche	Purchase	8/07/2002	220,000				220,000	29.79	2012
Sixteenth tranche	Purchase	28/08/2003	517,067				517,067	24.82	2013
Seventeenth tranche	Purchase	28/08/2003	9,498,000			1,484,000	8,014,000	24.82	2013	(1)
Eighteenth tranche	Purchase	28/09/2004		11,000			11,000	24.82	2014
Nineteenth tranche	Purchase	28/09/2004		1,959,086			1,959,086	24.82	2014	(1)
Total			14,292,882	1,970,086	54,880	4,455,895	11,752,193

(1)	Conditional options the exercise of which is subject to meeting objectives over the course of a 3-year plan.
     B. Stock option plans originally put in place by Saatchi & Saatchi
     The existing Saatchi & Saatchi option plans confer a right, when exercised, to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18,252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares).
     The number of options remaining to be exercised is broken down as follows:

Outstanding at			Outstanding at
December 31, 2003	Exercised during 2004	Lapsed in 2004	December 31, 2004
43,545	37,928	5,617	0
     C. Stock option plans originally put in place by Nelson

     On the acquisition of Nelson, these plans were converted into Publicis share purchase plans.
     The number of outstanding options at year-end is broken down as follows:

Outstanding at			Outstanding at
December 31, 2003	Exercised during 2004	Lapsed in 2004	December 31, 2004
137,034	16,546	12,620	107,868(1)

(1)	The latest exercise date for these options ranges between 2008 and 2009
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
          1) Fully consolidated companies

Name of company	Control %	Country	City
Publicis Conseil	99.61	France	Paris
Publicis Koufra	98.84	France	Strasbourg
Publicis Cachemire	70.17	France	Lyon
Publicis Atlantique	99.87	France	Bordeaux, Brest, Rennes, Nantes
Publicis Meetings (c)	95.00	France	Paris
Publicis Events (b)	100.00	France	Paris
Paname Communication	99.79	France	Paris
Guillaume Tell	95.01	France	Paris
Publicis Dialog	100.00	France	Paris
ECA 2	99.94	France	Neuilly-sur-Seine
Médiasystem	99.96	France	Paris

Name of company	Control %	Country	City
Publicis Consultants	100.00	France	Paris
Carré Noir	100.00	France	Paris
Saatchi & Saatchi France	100.00	France	Paris
Leo Burnett France	100.00	France	Paris
Mundocom	99.93	France	Paris
Medicus Paris	100.00	France	Paris
Starcom Worldwide (a)	100.00	France	Paris
ZenithOptimedia France	100.00	France	Paris
Medias et Regies Europe	100.00	France	Paris
Le Monde Publicité	49.00	France	Paris
Espaces Libération	49.00	France	Paris
Metrobus	100.00	France	Paris
Mediavision	66.63	France	Paris
Régie I	50.00	France	Paris
Drugstore Champs-Elysées	100.00	France	Paris
Publicis Johannesburg	100.00	South Africa	Johannesburg
Publicis Germany	100.00	Germany	Frankfurt, Berlin, Hamburg
BMZ	100.00	Germany	Düsseldorf
Publicis Kommunikationsagentur	100.00	Germany	Erlangen, Munich
Saatchi & Saatchi Germany	100.00	Germany	Frankfurt
Leo Burnett Germany (a)	100.00	Germany	Frankfurt
Starcom Frankfurt	100.00	Germany	Frankfurt
Zenith More Media	90.50	Germany	Düsseldorf, Frankfurt, Hamburg, Munich
Optimedia Germany	100.00	Germany	Düsseldorf, Frankfurt
Publicis Communication	100.00	Australia	Brisbane, Melbourne, Sydney
Optimedia Australia	100.00	Australia	Brisbane, Melbourne
Saatchi & Saatchi Communication a)	100.00	Australia	Sydney
Leo Burnett	100.00	Australia	Sydney
Starcom Worldwide Australia	100.00	Australia	Sydney
Publicis Austria	100.00	Austria	Vienna
Saatchi & Saatchi Austria	100.00	Austria	Vienna
Publicis Belgium	100.00	Belgium	Brussels
Saatchi & Saatchi Belgium	100.00	Belgium	Brussels
Leo Burnett Brussels	100.00	Belgium	Brussels
Publicis Salles Norton	100.00	Brazil	São Paulo, Brasilia, Porto Allegre, Rio de Janeiro
Finance Nazca Publicidade Brazil	100.00	Brazil	São Paulo
Leo Burnett Publicidade	100.00	Brazil	São Paulo
Publicis Canada	70.00	Canada	Montreal, Toronto
Saatchi & Saatchi Canada	100.00	Canada	Toronto
Leo Burnett Company	100.00	Canada	Toronto
Bensimon Byrne	100.00	Canada	Toronto
MediaVest Toronto	100.00	Canada	Toronto
Starcom Toronto	100.00	Canada	Toronto
Zenith Optimedia Canada	100.00	Canada	Montreal, Toronto
Saatchi & Saatchi Great Wall Advertising Co.	51.00	China	Beijing
Leo Burnett China	100.00	China	Hong Kong

Name of company	Control %	Country	City
Leo Burnett Shanghai Advertising Co.	70.00	China	Shanghai
Publicis Ad Link	66.00	China	Beijing, Hong Kong, Shanghai, Guangzhou
Publicis Welcomm	60.00	Korea	Seoul
Leo Burnett Korea	100.00	Korea	Seoul
Publicis Denmark	85.00	Denmark	Copenhagen
Saatchi & Saatchi Denmark	75.00	Denmark	Copenhagen
Publicis Spain	100.00	Spain	Madrid, Barcelona, Seville, Valencia, Alicante
Publicis Casadevall y Pedreño	100.00	Spain	Barcelona, Madrid
Saatchi & Saatchi Spain	100.00	Spain	Madrid
Vitruvio-Leo Burnett	100.00	Spain	Madrid
Grupo K / Arc	100.00	Spain	Madrid
Starcom Worldwide Media Estrategia	74.00	Spain	Madrid
Optimedia Spain	100.00	Spain	Madrid
Zenith Media Spain	100.00	Spain	Madrid
Publicis USA	100.00	U.S.	New York, Dallas, Seattle, Indianapolis
Publicis & Hal Riney	100.00	U.S.	San Francisco, Atlanta, New York,
Publicis Dialog	100.00	U.S.	Dallas, New York, Chicago, Salt Lake City, San Francisco, Boise
Winner & Associates	100.00	U.S.	Los Angeles
Johnston & Associates	80.00	U.S.	Washington
Bromley Communications	49.00	U.S.	Miami, Dallas, Los Angeles, New York, San Antonio
Saatchi & Saatchi North America	100.00	U.S.	New York
Saatchi & Saatchi Conill	100.00	U.S.	New York, Los Angeles, Miami
Thompson Murray (c)	100.00	U.S.	Fayetteville
Leo Burnett USA	100.00	U.S.	Chicago
chemistri	100.00	U.S.	Troy
Chemistri Martin Group	70.00	U.S.	Troy
Arc Integrated Marketing	100.00	U.S.	Greenwich
ileo	100.00	U.S.	Chicago
Semaphore Partners	100.00	U.S.	Columbia
Frankel	100.00	U.S.	Chicago
Fallon USA	100.00	U.S.	Minneapolis
Williams Labadie	100.00	U.S.	Chicago
Kaplan Thaler Group	100.00	U.S.	New York
Manning Selvage & Lee	100.00	U.S.	New York, Detroit, Los Angeles, San Antonio, Washington, Chicago, San Francisco, Atlanta, Boston
Masius USA	100.00	U.S.	New York
Rowland	100.00	U.S.	Rochester
CLT Meetings (c)	100.00	U.S.	Miami
Burrell Communications		U.S.	Chicago
Lápiz	100.00	U.S.	Chicago

Name of company	Control %	Country	City
Vigilante	100.00	U.S	New York
Capps Digital	100.00	U.S.	Chicago
Nelson Communications,	100.00	U.S.	New York, Princeton
New World Health	100.00	U.S.	New York
Medicus Group International	100.00	U.S.	Atlanta, Boston, Chicago, Detroit, Los Angeles, New York, San Antonio, San Francisco, Washington
Medicus Discovery East	100.00	U.S.	Stamford
Saatchi & Saatchi Healthcare Com(a)	100.00	U.S.	New York
Publicis Selling Solutions	100.00	U.S.	Lawrenceville
Arista Marketing Assoc	100.00	U.S.	New York
Science Oriented Solutions	100.00	U.S.	New York
Starcom USA	100.00	U.S.	Chicago, San Francisco, Los Angeles, Miami
Starlink Services	100.00	U.S.	Chicago
Planworks	100.00	U.S.	Chicago
MediaVest Worldwide	100.00	U.S.	New York, California, Chicago
SMG Directory Marketing	100.00	U.S.	Troy
Relay St Louis	100.00	U.S.	Saint Louis
Optimedia USA	100.00	U.S.	New York
Zenith Media USA	100.00	U.S.	New York
Publicis Finland	100.00	Finland	Helsinki
Publicis Hellas	100.00	Greece	Athens
Leo Burnett Greece	100.00	Greece	Athens
Publicis Hungary	100.00	Hungary	Budapest
Saatchi & Saatchi Hungary	100.00	Hungary	Budapest
Publicis Ambience Advertising	94.00	India	Bombay
Leo Burnett Bombay	85.00	India	Bombay
Publicis Ariely	75.00	Israel	Tel Aviv
Publicis Italy	100.00	Italy	Milan, Rome
Saatchi & Saatchi Italy	100.00	Italy	Rome, Milan
Leo Burnett Italy	100.00	Italy	Milan
Adverbox	100.00	Italy	Milan
Starcom Italy	100.00	Italy	Milan
ZenithOptimedia Italy	100.00	Italy	Milan
MS&L Italy	100.00	Italy	Milan
Publicis Japan	100.00	Japan	Tokyo
Saatchi & Saatchi Japan	100.00	Japan	Tokyo
Beacon Communications	66.00	Japan	Tokyo
Medicus Tokyo	100.00	Japan	Tokyo
Starcom Japan	66.00	Japan	Tokyo
Publicis Graphics	60.00	Lebanon, Jordan, Bahrain, Egypt, UAE, Saudi Arabia, Kuwait, Turkey	Beirut, Amman, Bahrain, Cairo, Dubai, Jeddah, Riyadh, Kuwait, Istanbul
Publicis Wet Desert	70.00	Malaysia	Kuala Lumpur
Saatchi & Saatchi Malaysia	100.00	Malaysia	Petalung Jaya
Leo Burnett Advertising	100.00	Malaysia	Kuala Lumpur

Name of company	Control %	Country	City
Publicis Arredondo de Haro	68.66	Mexico	Mexico
Leo Burnett Mexico	100.00	Mexico	Mexico
Starcom Worldwide	100.00	Mexico	Mexico
LB Oslo Gruppen	100.00	Norway	Oslo
Publicis Mojo	100.00	New Zealand	Auckland
Saatchi & Saatchi New Zealand	100.00	New Zealand	Wellington
Publicis Amsterdam	100.00	Netherlands	Amsterdam
Leo Burnett Netherlands	100.00	Netherlands	Amsterdam
Saatchi & Saatchi Netherlands	100.00	Netherlands	Amsterdam
ZenithOptimedia Netherlands	100.00	Netherlands	Amsterdam
JC Decaux Netherlands	50.00	Netherlands	Amsterdam
Publicis Pologne	85.00	Poland	Warsaw
Leo Burnett Warsaw	100.00	Poland	Warsaw
Publicis Portugal	100.00	Portugal	Lisbon
BMZ/Park	72.09	Portugal	Lisbon
LB Lisbon	100.00	Portugal	Lisbon
Leo Burnett Prague	100.00	Czech Republic	Prague
Publicis U.K.	100.00	U.K.	London
Mundocom Comma	100.00	U.K.	London
Saatchi & Saatchi U.K.	100.00	U.K.	London
The Facilities Group	70.00	U.K.	London
Leo Burnett	100.00	U.K.	London
Arc Integrated Marketing (a)	100.00	U.K.	London
Fallon U.K.	100.00	U.K.	London
The Triangle Group	100.00	U.K.	London
Masius U.K.	100.00	U.K.	London
MS&L U.K.	100.00	U.K.	London
The Medicus Group	100.00	U.K.	London
Starcom Media Vest	100.00	U.K.	London
Zenith Optimedia U.K.	100.00	U.K.	London
Leo Burnett Moscow	100.00	Russia	Moscow
Publicis United (c)	60.00	Russia	Moscow
Starcom Russia	99.00	Russia	Moscow
Mother Tongue	99.00	Russia	Moscow
Publicis Eurêka	60.00	Singapore	Singapore
Saatchi & Saatchi Singapore	100.00	Singapore	Singapore
Leo Burnett Singapore	100.00	Singapore	Singapore
LB Stockholm Annonsbyra	100.00	Sweden	Stockholm
JKL Stockholm	100.00	Sweden	Stockholm
Starcom Sweden (d)	91.03	Sweden	Stockholm
Publicis Zürich	100.00	Switzerland	Zurich
Fischmeier	80.00	Switzerland	Adliswil
Publicis Taiwan	100.00	Taiwan	Taipei
Saatchi & Saatchi Taiwan	100.00	Taiwan	Taipei
Leo Burnett Taiwan	100.00	Taiwan	Taipei
Star Reachers Group	100.00	Thailand	Bangkok
Publicis Thailand	100.00	Thailand	Bangkok
Saatchi & Saatchi Thailand	100.00	Thailand	Bangkok

Name of company	Control %	Country	City
LB Istanbul Markom	100.00	Turkey	Istanbul
Leo Burnett United Arab Emirates (a).	100.00	UAE	Dubai
Starcom United Arab Emirates	100.00	UAE	Dubai
Leo Burnett Venezuela	100.00	Venezuela	Caracas
Saatchi & Saatchi Vietnam	100.00	Vietnam	Ho Chi Minh City
          2) Companies accounted for by the equity method

Name of company	Control %	Country	City
Bartle Bogle Hegarty (BBH)	49.00	U.K.	London
International Sports and Entertainment (iSe)	45.00	Switzerland	Zurich
Key:
     (a) Change of name:
1/ Starcom Worldwide (ex Mediavest Paris)
2/ Leo Burnett Germany (ex Michael Conrad & Leo Burnett GMBH)
3/ Saatchi & Saatchi Communications (ex Saatchi & Saatchi Advertising)
4/ Saatchi & Saatchi Healthcare Com. (ex Klemtner Advertising)
5/ Arc Integrated Marketing (ex Imp Marketing)
6/ Leo Burnett United Arab Emirates (ex Radius Leo Burnett Advertising)
     (b) Creation
     (c) Acquisition
     (d) Creation and merger of Media Synergi and Media Taktik
     Companies included in the 2003 list which are no longer on the list in 2004:
     Mergers: Verbe (France), Atelier (Italy).
     Disposals: Regiscope (France), Publicis Dialog (Germany).
31. Summary of differences between generally accepted accounting principles in France and the United States
     Restatement
     Impairment of goodwill
     As it relates to the application of SFAS No.142 “Goodwill and Other Intangible Assets,” Publicis historically considered that its brands represents components, as that term is defined by paragraph 30 of SFAS No.142 and further concluded that those components (brands) could be aggregated in accordance with paragraph 30 of SFAS No 142 and the guidance of EITF Topic D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS 142.” Accordingly, the Group concluded that it had two reporting units for purposes of goodwill impairment testing.
     In December 2005, Publicis revised its determination of operating segments in accordance with U.S. GAAP. Upon revision of its historical policy, Publicis identified eight operating segments, seven of them are based on brands and the eighth segment is for Corporate and other activities. Each of Publicis’ operating segments corresponding to brands is further segregated on the basis of geography, with each of the geographies within a brand constituting a component for purposes of SFAS N° 142. Each of those components meets the criteria set forth in paragraph 30 of SFAS 142 as clarified by EITF Topic D-101 for aggregation and, accordingly, Publicis has determined that each of its eight operating segments represents a reporting unit for purposes of goodwill impairment testing in accordance with SFAS 142.
     The revision to its historical policy described above and related impacts of goodwill impairment tests causes Publicis to record, under U.S. GAAP, a goodwill impairment charge related to Leo Burnett for the year ended December 31, 2003 in the amount of €847 million.
     Cumulative translation adjustments
     In addition, Publicis noted that the incremental goodwill and intangible assets that it recorded for U.S. GAAP purposes in connection with the acquisition of Bcom3 and Saatchi & Saatchi were not previously accounted for in the functional currency of the related subsidiary. The Group computed the effect on goodwill, intangible assets, cumulative translation adjustments and amortization expense as of December 31, 2002, 2003 and 2004, as if the incremental goodwill and intangible assets had been properly accounted for in the functional currency of the related subsidiary and after giving consideration to the impairment charge described above.
The following tables summarize the impact of all these adjustments on previously reported amortization expense, operating income, net income, earning per share, assets and shareholders’ equity for consolidated financial statements ended December 31, 2002, 2003 and 2004.

	For the year ended December 31, 2002
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Amortization expense	(158)	1	(157)
Operating income	352	1	353
Net income (loss)	(14)	1	(13)
Earnings per share (Diluted)	(0.10)	0.01	(0.09)
Earnings per share (Basic)	(0.10)	0.01	(0.09)

	December 31, 2002
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Goodwill, net	5,422	(57)	5,365
Intangible assets, net	1,950	(35)	1,915
Total assets	14,367	(91)	14,276
Shareholders’ equity	3,846	(91)	3,755

	For the year ended December 31, 2003
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Amortization expense	(196)	(845)	(1,041)
Operating income	347	(845)	(498)
Net income	155	(845)	(690)
Earnings per share (Diluted)	0.78	N/A	(3.77)
Earnings per share (Basic)	0.85	(4.62)	(3.77)

	December 31, 2003
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Goodwill, net	5,214	(991)	4,223
Intangible assets, net	1,671	(28)	1,643
Total assets	14,241	(1,019)	13,222
Shareholders’ equity	3,403	(1,019)	2,384

	For the year ended December 31, 2004
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Amortization expense	(303)	3	(300)
Operating income	399	3	402
Net income	343	3	346
Earnings per share (Diluted)	1.36	0.02	1.38
Earnings per share (Basic)	1.88	0.02	1.90

	December 31, 2004
(€ millions)	As previously	Impact of	Restated
	reported	restatement

Goodwill, net	5,315	(1,034)	4,281
Intangible assets, net	1,464	(52)	1,412
Total assets	13,231	(1,086)	12,145
Shareholders’ equity	3,570	(1,086)	2,484
     The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ from generally accepted accounting principles in the United States (“U.S. GAAP”). The significant differences applicable to the Group are summarized below:
     A. Restructuring costs
     The Group implemented restructuring plans related to its acquisitions made in 2002. In accordance with French GAAP, the restructuring costs and costs related to vacant properties of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed. As such, under French GAAP, in 2003 and 2002, respectively, approximately €122 million and €10 million was capitalized as part of the purchase price that is disallowed under U.S. GAAP.
     Additionally, in accordance with U.S. GAAP, restructuring plans related to acquired businesses must be finalized and quantified within one year of acquisition, and under French GAAP, the plans must be finalized within the fiscal year end following an acquisition. As such, under French GAAP in 2003, approximately €7 million was capitalized as part of the purchase price that was disallowed under U.S. GAAP.

     B. Accounting for convertible debt
     The Group issued a debenture loan in December 2001 with a face value of €200 million payable at par in January 2007 and paying a fixed annual yield of 2%. The bondholder may exchange the bonds as of June 30, 2003 into Interpublic Group shares representing a premium of 30% in relation to the reference price of $28.26 (which represents an exchange price of $36.74) (“Exchange Option”) or repaid in cash at the choice of Publicis (“Cash Settlement Right”). The bonds may be redeemed at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of $36.74 by 30% during a period of 20 trading days (“Call Option”). Bondholders may request from Publicis the redemption of their bonds at par on March 1, 2004.
     In accordance with U.S. GAAP, the Call Option, Exchange Option, and Cash Settlement Right are considered to be embedded derivative instruments and are required to be separately accounted for under SFAS 133 at fair value with changes in fair value reflected through the income statement. The change in the fair value of the Call Option, Cash Settlement Right and Exchange Option resulted in an expense of €6 million for the 2003 fiscal year (compared to income of €11 million in 2002). Under French GAAP, these instruments are considered to be an off-balance sheet commitment and are not recorded.
     In March 1, 2004 the majority of the Bondholders exercised their put option for a total amount of €193 million, which decreased the debt from €200 million to €7 million.
     C. Accounting for OCEANEs
     In January 2002, the Group issued OCEANES (bonds that may be converted into or exchanged for new or existing shares), with a face value of €690 million and a maturity period of 16 years. Unless previously redeemed, these bonds will be fully redeemed at maturity, i.e. January 18, 2018, for an amount equivalent to 134.59% of par, plus accrued and unpaid interest, if any (redemption premium). Under French GAAP, the redemption premium asset of €239 million is recognized at issuance (with a corresponding credit to long-term debt to reflect the gross redemption obligation in 2018) and amortized under the actuarial method over the 16-year term of the bond.
     Under U.S. GAAP, in accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (APB 14), the hybrid instrument must be reflected on the balance sheet at fair value. The amount received from the investors of €690 million represents the fair value of the instrument at issuance; the redemption premium is recorded over time using the effective interest method such that, at redemption, the recorded obligation will reflect the redemption amount. As of December 31, 2004, 2003 and 2002, this resulted in an adjustment to the balance sheet to reverse the asset and related liability recognized under French GAAP, which amounted to €202 million, €215 million and €227 million, respectively, to conform to U.S. GAAP.
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
     As of December 31, 2004, €9 million of treasury shares were held in the context of the liquidity contract put in place in November 2004. These treasury shares were shown as marketable securities under French GAAP. Under U.S. GAAP, these assets were reclassified to stockholders’ equity. In addition, under French GAAP, there was no income statement impact recognized in 2004 for a decrease in value of treasury shares recognized as marketable securities.
     E. Accounting for business combination with Bcom3
     Under French GAAP, in accordance with the Article 210 of Rule 99-02 of the CRC (Comité de Réglementation Comptable), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the combination as of the date of consummation of the acquisition, or September 24, 2002. This resulted in the new Publicis shares and the ORANEs being valued at the prevailing market price at the date of acquisition (€17.6 per share). Under French GAAP until June 30, 2003, based on the results of a detailed assessment of this financial instrument, the ORANEs were classified as shareholders’ equity with the related interest treated as dividends. Beginning July 1, 2003, following clarifications of the AMF concerning the classification of hybrid instruments on the balance sheet under French GAAP, the ORANEs were reclassified outside shareholders’ equity with the related interest for the year treated as interest expense. The OBSAs were valued at an amount consisting of the present value of the debt component and the fair value of the equity warrants at the acquisition date. These values were calculated by applying a 8.5% discount rate for the debt component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%). Both the notes and the detachable warrants are classified as long-term debt in accordance with French GAAP. The equity warrants are amortized and recorded as interest income over 20 years under French GAAP.
     Under U.S. GAAP, the value of the ordinary shares exchanged for Bcom3 stock and ORANEs issued is based on the five-day average of Publicis’ share price of €36.41 per share (two days before the public announcement of the acquisition on March 7, 2002, the day of announcement, and two days after). Under U.S. GAAP, the ORANEs are classified as long-term debt in accordance with APB 14, with the related interest classified accordingly. Additionally, the notes and detachable warrants comprising the OBSAs are recorded on a pro rata basis based on their relative fair values at the date of announcement. Detachable warrants are required to be separately accounted for as paid-in capital under APB 14, and the notes portion is classified as long-term debt. The U.S. GAAP values were calculated by applying a 7% discount rate for the bond component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the announcement date (with volatility assumption of 30% at that date).
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
2) Impairment of goodwill

Under U.S. GAAP goodwill in the amount of approximately €586 million was written off through a charge to income in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company’s best estimate of its fair value, as of December 31, 2001, based on the Company’s accounting policy described in note 1.2. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.
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
In March 2002, all outstanding CVRs matured at an amount of approximately €196 million. In accordance with U.S. GAAP, the difference between the fair value of the CVRs at December 31, 2001, €165 million, and the amount paid out of €196 million, or €31 million, is recognized as an expense in 2002. Under French GAAP, as of December 31, 2001 an amount of €195 million was recognized as a liability and an additional €1 million was recognized in 2002.
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
     In 2003, Publicis acquired the remaining minority interests of the Zenith Optimedia Group and recorded €76 million of additional goodwill.
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
     N. Goodwill and intangible assets (Restated)
     Under U.S. GAAP, goodwill and intangible assets deemed to have indefinite lives (principally trademarks) are not amortized but are subject to annual impairment tests. Intangible assets with a definite life are amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable.
     In accordance with SFAS 142, the Group completed the initial impairment test as of January 1, 2002 by comparing the fair value of their reporting units using the “discounted cash flows” method to their carrying values. Prior to adoption of SFAS 142, the Group assessed the recoverability of goodwill for each entity by comparing the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of €223 million on January 1,

2002 in relation to intangibles with indefinite useful lives, namely trademarks; this charge has been recorded as a “Cumulative effect of accounting change” on the consolidated statement of operations.
In accordance with SFAS 142, the incremental goodwill recognized under U.S. GAAP in connection with Bcom3 acquisition has been impaired as of December 31, 2003 for a total amount of €847 million. The Group performed its annual impairment for review for goodwill and intangibles with indefinite useful lives, which did not result in additional impairment in 2004.
     O. Out-of-pocket costs
     In accordance with EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (EITF 01-14), the Group recorded approximately €43 million of reimbursed “out-of-pocket” costs in both revenue and other general expenses for the 2002 fiscal year. Publicis clarified its policy, in accordance with French GAAP, concerning the classification of out-of-pocket expenses and for the year 2004 and 2003, reimbursements of such expenses are classified within revenue. Accordingly there is no difference between French GAAP and U.S. GAAP in 2003 and 2004.
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
     Q. Net operating loss carryforwards in connection with Bcom3 acquisition
     In connection with acquisition of Bcom3, Publicis acquired net operating loss carryforwards related to former Bcom3 operations. For all net operating loss carryforwards, in the consolidated financial statements prepared under French GAAP, deferred taxes have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” criteria. In 2004, under French GAAP, Publicis realized tax benefits by using Bcom3 loss carryforwards to offset taxable income and recorded a tax benefit of €5 million in the income statement. Under U.S. GAAP, any tax benefit realized by using these carryforwards reduced the recorded goodwill with no effect on income tax expense in the income statement.
     R. Recognition of actuarial gains and losses on pensions
     Under French GAAP, the recommendation R-03-01, issued in April 2003 of the “Conseil National de la Comptabilité” on pensions allows companies to recognize all cumulative actuarial gains and losses directly in equity on January 1, 2004. The Group has chosen this option and pension liabilities have been increased by €23 million as of January 1, 2004, resulting in a decrease in shareholders equity by €14 million, net of income taxes.
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

		December 31,
		2004	2003	2002
	Ref.	€	€	€
		(Restated)	(Restated)	(Restated)
		(in millions, except per share data)

Net income reported		210	150	147
Adjustments to conform to U.S. GAAP:
Restructuring charges	A	0	(129)	(10)
Accounting for convertible debt	B	0	(6)	11
Interest on ORANEs	E	0	0	(3)
Accounting for equity warrants	E	17	(10)	0
Accounting for sale-leaseback transaction	F	3	(2)	0
Compensation arrangements	J	0	(1)	(5)
Consolidation of variable-interest entity	M	(33)	23	0
Pension	R	(2)	0	0
Goodwill Impairment	N	0	(847)	0
Loss carryforward (Bcom3)	Q	(5)	0	0
Reversal of amortization expense on goodwill	N	188	113	75

		378	(709)	215

Adjustments related to the business combination with Saatchi & Saatchi:

Depreciation and amortization expense on tangible assets, intangible assets and goodwill	G-1	(29)	(31)	(35)
Goodwill impairment	G-2	0	0	0
Contingent value rights	G-3	0	0	(31)
Stock compensation	G-4	0	(3)	(5)
Loss carryforwards	G-5	(17)	(4)	(12)

Total adjustments related to Saatchi & Saatchi		(46)	(38)	(83)

Net income (loss) as determined under U.S. GAAP before cumulative effect of accounting change and tax effect		329	98	131

Tax effect of all above adjustments		14	57	15
Cumulative effect of accounting change (SFAS 142), net of income taxes of €63 million	N	0	0	(160)

Net income (loss) as determined under U.S. GAAP		346	(690)	(13)

Earnings per share as determined under U.S. GAAP
Basic		1.90	(3.77)	(0.09)
Diluted		1.38	(3.77)	(0.09)
Weighted average common shares outstanding:
Basic		182	183	146
Diluted		251	240	171
Net income (loss) as determined under U.S. GAAP		346	(690)	(13)

Other comprehensive income (loss), net of taxes
Unrealized gain/(loss) on available-for-sale securities	K	1	(15)	(84)
Foreign currency translation adjustment		(177)	(585)	(236)
Minimum pension liability adjustment	P	(7)	(23)	0

Comprehensive loss		163	(1,313)	(333)

     Certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered operating expenses under U.S. GAAP. The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	Period ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
	(In millions of euros)

Revenues	3,825	3,863	2,969
Salaries and related expenses	(2,199)	(2,284)	(1,669)
Office and general expenses	(924)	(1,036)	(790)
Depreciation and amortization (1)	(300)	(1,041)	(157)
Operating income (loss)	402	(498)	353
Interest expense	(54)	(116)	(64)
Interest income	13	51	35
Other income (expense), net	17	12	(22)

Income (loss) before income taxes	378	(551)	302
Income taxes	(12)	(119)	(129)

Income (loss) after income taxes	366	(670)	173
Equity in net income of non-consolidated companies	6	4	3
Minority interest	(26)	(24)	(29)

Net income (loss) before cumulative effect of accounting changes	346	(690)	147

Cumulative effect of accounting change (SFAS 142), net of taxes of €63 million	—	—	(160)

Net income (loss)	346	(690)	(13)

(1) For the 12 month period ended in December 31, 2003, the amount of Depreciation and amortization expense comprises €847 million of goodwill impairment charge related to Bcom3.
Reconciliation of shareholders’ equity to U.S. GAAP
     The following is a reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2004, 2003 and 2002:

		As of December 31,
	Ref	2004	2003	2002
		(Restated)	(Restated)	(Restated)
		(In millions of euros)

Shareholders’ equity as reported in the consolidated balance sheet		881	726	1,501
Adjustments to conform to U.S. GAAP
Restructuring charges	A	(106)	(170)	(41)
Accounting for convertible debt	B	0	0	6
Treasury shares	D	(9)	0	0
Bcom3 business combinations fair value date of announcement under U.S. GAAP	E	1,123	1,315	816
Accounting for sale-leaseback transaction	F	28	23	0
Accounting for Zenith Optimedia Group	H	(77)	(77)	(86)
Goodwill written-off to equity, gross	I	54	54	54
Accumulated amortization on goodwill written-off to equity	I	(10)	(10)	(10)
Compensation arrangements	J	(15)	(15)	(14)

		As of December 31,
	Ref	2004	2003	2002
		(Restated)	(Restated)	(Restated)
		(In millions of euros)
Valuation of marketable securities	K	37	50	51
Consolidation of variable-interest entity	M	0	18	0
Goodwill Impairment	N	(847)	(847)	0
Reversal of amortization expense on goodwill	N	376	188	75
Intangibles impairment	N	(223)	(223)	(223)
Loss carryforward	Q	(5)	0	0
Unrecognized actuarial gains and losses	R	23	0	0

Minimum pension liability adjustment	P	(30)	(23)	0

		1,200	1,009	2,129
Adjustments related to the business combinations with Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a purchase under U.S. GAAP	G-1	2,060	2,132	2,303
Goodwill impairment	G-2	(570)	(570)	(570)
Contingent value rights	G-3	49	49	49
Stock options — Saatchi & Saatchi	G-4	148	158	155
Loss carryforwards	G-5	(33)	(16)	(12)

Total adjustments — Saatchi & Saatchi		1,654	1,753	1,925

Tax effect of above adjustments		(370)	(378)	(299)

Shareholders’ equity as adjusted for U.S. GAAP		2,484	2,384	3,755

     Following the Bcom3 and Saatchi & Saatchi acquisitions, and other U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2004, 2003 and 2002 are summarized as follows:

	December 31,
	2004	2003	2002
	€	€	€
	(Restated)	(Restated)	(Restated)
	(in millions)
Assets
Goodwill, net	4,281	4,223	5,365
Intangible assets, net	1,412	1,643	1,915
Property and equipment, net	511	542	699
Deferred income taxes	338	326	274
Investments and other financial assets, net.	143	549	149
Investments accounted for by the equity method	17	30	33

Total non current assets, net	6,702	7,313	8,436

Inventory and costs billable to clients	437	416	295
Accounts receivable	3,282	3,263	3,663
Other receivables	462	690	522
Deferred income taxes	76	125	155
Marketable securities	58	196	342
Cash and cash equivalents	1,128	1,219	863

Current assets	5,443	5,909	5,840

Total assets	12,145	13,222	14,276

Liabilities and shareholders’ equity
Capital stock	78	78	78
Additional paid-in capital	4,752	4,760	4,767
Retained earnings (deficit).	(1,007)	(1,306)	(570)

	December 31,
	2004	2003	2002
	€	€	€
	(Restated)	(Restated)	(Restated)
	(in millions)
Treasury stock	(332)	(323)	(318)
Accumulated other comprehensive income	(1,007)	(825)	(201)

Shareholders’ equity	2,484	2,384	3,755
Current portion of long-term debt and capital lease obligations	105	284	261
Short-term borrowings and overdrafts	172	451	490
Accounts payable	3,694	3,590	3,832
Accrued expenses and other liabilities	1,818	1,807	1,370

Current liabilities	5,789	6,132	5,953
Minority interests	46	55	75
Long-term debt and capital lease obligations, less current portion	2,634	3,240	2789
Deferred income taxes	542	614	532
Provisions for contingencies and charges	650	797	1,172

Total liabilities and shareholders’ equity	12,145	13,222	14,276

     The components of shareholders’ equity for U.S. GAAP purposes as of December 31, 2004, 2003 and 2002 are as follows:

	December 31,
	2004	2003	2002
	€	€	€
	(Restated)	(Restated)	(Restated)
	(in millions)

Share capital	78	78	78
Additional paid-in capital	4,752	4,760	4,767
Retained earnings (deficit).	(1,007)	(1,306)	(570)
Treasury stock	(332)	(323)	(318)

	3,491	3,209	3,957

Accumulated other comprehensive income (loss):
Unrealized gains on securities	37	36	51
Foreign currency translation adjustment	(1,014)	(838)	(253)
Minimum pension liability adjustment	(30)	(23)	0

Accumulated other comprehensive income (loss).	(1,007)	(825)	(202)

Total shareholders’ equity as adjusted for U.S. GAAP	2,484	2,384	3,755

     Supplemental U.S. GAAP disclosures
•	Consolidated statement of cash flows
     The consolidated statement of cash flows prepared under French GAAP presents substantially the same information as that required under U.S. GAAP but they differ with regard to the classification of items within them and as regards the definition of cash (treasury) under French GAAP and cash and cash equivalents under U.S. GAAP.
     A reconciliation of cash or treasury under French GAAP to cash and cash equivalents under U.S. GAAP is presented as follows:

	For the year ended December 31,
	2004	2003	2002
	€	€	€
	(in millions)

Cash and cash equivalents under French GAAP	1,023	964	715

	For the year ended December 31,
	2004	2003	2002
	€	€	€
	(in millions)
Less: Marketable securities	(67)	(196)	(342)
Add: Bank overdrafts.	172	451	490

Cash and cash equivalents under U.S. GAAP	1,128	1,219	863

     The cash flows under U.S. GAAP can be summarized as follows:

	For the year ended December 31,
	2004	2003	2002
	€	€	€
	(in millions)

Cash provided by operating activities	770	559	574
Cash provided by/(used in) investing activities	384	(531)	(267)
Cash provided by financing activities	(1,206)	411	11
Effect of exchange rate changes on cash and cash equivalents	(39)	(83)	(76)

Increase in cash and cash equivalents	(91)	356	242
Cash and cash equivalents at beginning of year	1,219	863	621

Cash and cash equivalents at end of year	1,128	1,219	863

     Non-cash investing activities primarily relate to the Bcom3 acquisition in 2002.
     Cash provided by financing activities includes € (857) million, €519 million, and €445 million change in borrowings per the French GAAP accounts. A breakdown of the change in borrowings is as follows:

	For the year ended December 31,
	2004	2003	2002
	€	€	€
	(in millions)

Proceeds from borrowings of long-term debt	450	761	690
Repayments of borrowings of long-term debt	(1,307)	(242)	(245)

	(857)	519	445

     A breakdown of the change in net working capital requirement is as follows:

	For the year ended December 31,
	2004	2003	2002
	€	€	€
	(in millions)

Changes in operating assets and liabilities:
Accounts receivable and other receivables	76	(158)	(11)
Inventory and costs billable to clients	(47)	(180)	72
Accounts payable and other current liabilities	270	570	122

Change in working capital requirements	299	232	183

     Supplemental cash flow information for the years ended December 31, 2004, 2003 and 2002 is as follows:

	December 31,
	2004	2003	2002
	€	€	€
	(in millions)

Interest paid	73	74	45
Income taxes paid	114	100	227

•	Use of estimates
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
•	Concentration of credit risk
     Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. Expected losses are provided for currently and actual losses have been within management’s expectations.
•	Goodwill
     During the year 2003, we recorded a goodwill impairment charge of €847 million at the Leo Burnett reporting unit. The acquisition that generated the Leo Burnett goodwill was the acquisition of Bcom3 that was announced March 7, 2002 and was closed on September 24, 2002. For U.S. GAAP purposes, the purchase price for the acquisition was determined in accordance with the guidance set forth in EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” using March 7, 2002 as the measurement date, resulting in a fair value for our shares issued to effect the combination of €36.41/share. Subsequent to the announcement of the acquisition, the market value of our shares experienced a sustained decline and, upon closing the acquisition on September 24, 2002, the market value of our shares was €17.60/share, which is the per share fair value used to compute the purchase price under French GAAP. The differential in the per share fair value used to compute the purchase prices under U.S. and French GAAP resulted in the recognition of approximately €1.7 billion of additional goodwill under U.S. GAAP by comparison to French GAAP. It is a significant portion of this additional goodwill that results from the differential in per share fair value used to compute the purchase price that is impaired under U.S. GAAP.
     The Leo Burnett reporting unit fair value has been determined based on future discounted operating cash flow. These discounted future operating cash flow projections caused the estimated fair value of Leo Burnett to be less than its book value.
Intangible assets
     The gross carrying amounts and accumulated amortization of intangible assets, by major class, are as follows:

		Accumulated	Net carrying
(In millions of euros)	Gross carrying amount	depreciation*	amount

At December 31, 2004 (Restated)
Tradenames and client relationships	2,015	637	1,378
Software and other	103	69	34

Total	2,118	706	1,412

At December 31, 2003 (Restated)
Tradenames and client relationships	2,092	482	1,610
Software and other	104	72	32

Total	2,196	554	1,642

At December 31, 2002 (Restated)
Tradenames and client relationships	2,341	473	1,868
Software and other	127	80	47

Total	2,468	553	1,915

*Includes impairment of €346 million, €223 million and €223 million in 2004, 2003 and 2002 respectively.
     Consolidated amortization expense related to intangible assets, subject to amortization, for 2004, 2003 and 2002 was €68 million, €77 million and €51 million respectively.
     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2004, for each of the next five fiscal years is as follows:

(In millions of
Year ending December 31, (Restated)	euros)

2005	83
2006	86
2007	88
2008	91
2009	95
Acquisitions
     In 2004, Publicis made the following acquisitions:
•	40% of the minority interests of Fallon U.K.;

•	100% of Thomsonmurray Inc. and CLT Meetings; and

•	Other non significant entities.
These acquisitions taken as a whole represent less than 1% of the total revenue and the total assets of the Group.
     In 2003, upon the conclusion of the agreement signed with Cordiant in September 2001, Publicis acquired Cordiant’s 25% stake in ZenithOptimedia Group for an amount of €107 million, thereby increasing its holding to 100%. Goodwill of €76 million was recognized.

     Publicis has also purchased the minority interests of 32.6% in Starcom Motive London for €35 million.
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
     Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following securities to Bcom3 shareholders:
•	56,250,000 new Publicis shares with a value on issue of €30.5 (with a nominal value of €0.4 and a premium of €30.1 per share);

•	Bonds with a face value of €858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares;

•	Bonds with a face value of €858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.
     Total consideration paid in for Bcom3 amounted to €3,984 million, resulting in additional goodwill of €3,863 million. The components of the purchase price and allocations are as follows:

(In millions of € )
Consideration and acquisition costs:
Fair value of Publicis shares	2,048
Fair value of ORANEs	1,024
Fair value of OBSAs	858
Acquisition costs (net of tax)	54

3,984

(In millions of € )
Allocation of purchase price:
Property and equipment	35
Client relationships	309
Trademarks	387
Other intangibles	7
Goodwill	3,863
Net liabilities assumed and other	(617)

3,984

     The acquired goodwill was assigned to the reporting units that were expected to benefit from Group synergies.

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

	French GAAP	U.S. GAAP
	Year ended	Year ended
	December 31,	December 31,
	2002	2002
	€	€
	(Unaudited)	(Unaudited)
	(in millions except per share data)
Pro forma revenues.	4,280	4,426
Pro forma income before cumulative effect of accounting change (SFAS 142)	156	209
Pro forma net income	156	49
Pro forma basic earnings per share, before cumulative effect of accounting change	€0.80	€1.12
Pro forma diluted earnings per share, before cumulative effect of accounting change	€0.75	€0.90
Pro forma basic earnings per share.	€0.80	€0.26
Pro forma diluted earnings per share	€0.75	€0.21
Restructuring charges
     The Group has recorded liabilities for restructuring charges to be incurred related to the Bcom3 acquisition on September 24, 2002. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of some Bcom3 locations, mainly in the city of New York, and the consolidation of Bcom3 and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Bcom3 employees and relocation costs. As of December 31, 2002, the Group has recorded €200 million of liabilities for restructuring charges to be incurred related to the Bcom3 acquisition. Provisions for vacant property of €241 million have also been recorded to cover future losses related to Bcom3’s lease contracts mainly located in the city of New York.
     The Group has recorded liabilities for restructuring charges to be incurred related to the Saatchi & Saatchi acquisition, which was consummated in September 2000. The Group began to formulate a restructuring plan at the acquisition date, which included the closing of the Saatchi & Saatchi headquarters in London and New York, the closing of Saatchi & Saatchi offices in certain locations, and the consolidation of Saatchi & Saatchi and Publicis facilities in other locations. Costs included in the restructuring liabilities consist primarily of involuntary termination benefits for former Saatchi & Saatchi employees and relocation costs. This plan was finalized in 2001 and goodwill was increased by approximately €37 million for restructuring charges, of which none remained as of December 31, 2003.
     The impact of U.S. GAAP adjustments related to restructuring provisions is as follows:

	Dec.	Current	Release of	Net	Cash	Currency	Others	Dec. 31,
	31,	year	reserve to	impact	payments	translation and	changes in	2003
	2002	increase	income	P&L	(reversal)	reclassifications(1)	Goodwill
	In € millions
	Restructuring provisions
French GAAP restructuring reserve	257	5	(4)	1	(107)	(107)	58	102
U.S. GAAP restatement:
finalization of BCom3 restructuring (2)	—	37	—	37	—	—	(37)	—
U.S. GAAP restructuring reserve	257	42	(4)	38	(107)	(107)	21	102

(1)	The impact of (107) includes translation adjustment for €(11) million and reclassifications for € (96) million (including €42 million to real estate provisions and €51 million to write-off of assets).

(2)	In 2003, the Group finalized the Bcom3 restructuring plan. In accordance with U.S. GAAP, restructuring costs related to the acquiring entity and plans finalized after one year following the acquisition date are excluded from the liabilities assumed and are therefore booked through P&L.
     The impact of U.S. GAAP adjustments related to real estate provisions is as follows:

	Dec.	Current	Release of	Net	Cash	Currency	Others	Dec.
	31,	year	reserve to	impact	payments	translation and	changes in	31,
	2002	increase	income	P&L	(reversal)	reclassifications(1)	Goodwill(2)	2003
	In € millions
	real estate provisions
French GAAP real estate provision	284	—	—	—	(34)	(1)	(17)	232
U.S. GAAP restatement:
finalization of Bcom3 restructuring (3)	—	92	—	92	—	—	(92)	—
U.S. GAAP real estate provisions	284	92	—	92	(34)	(1)	(109)	232

(1)	The impact of (1) includes translation adjustment for € (43) million and reclassifications for €42 million (from restructuring provisions).

(2)	The impact of € (17) million includes additions of €29 million, change in estimates of € (30) million and reversal through goodwill for € (16) million.

(3)	In 2003, the Group has finalized the Bcom3 restructuring. In accordance with U.S. GAAP, vacant properties costs related to the acquiring entity and plans finalized after one year following the acquisition are excluded from the liabilities assumed and booked through P&L.
     The U.S. GAAP restatement of €92 million includes for €65 million change that lead to identify double capacity in 2003 under U.S. GAAP and €29 million of additions booked in 2003 under French GAAP that were disallowed under U.S. GAAP.

•	Retirement and postretirement plans
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
     The changes in the assets and benefit obligations and the reconciliation of the Group’s Defined Benefit Pensions and Postretirement Plans in the accompanying consolidated balance sheets for the period January 1, 2004 through December 31, 2004 and January 1, 2003 through December 31, 2003, respectively were as follows (in millions):

	Defined Benefit Pensions				Postretirement Plans
	2004		2003		2004		2003
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation — Benefit obligation at beginning of year	€151.1	€177.6	€165.2	€183.7	€35.4	€2.8	€34.5	€3.1
Acquisitions	—	1.8	—	—	—	—	—	—
Service cost	11.7	3.3	13.3	3.3	1.0	—	0.8	—
Interest cost	9.1	10.5	9.8	9.5	2.2	0.1	2.4	0.1
Plan amendments	—	—	0.6	—	—	—	0.5	—
Participant contributions	—	0.4	—	0.6	0.9	—	0.9	—
Actuarial loss (gain).	4.8	8.3	9.5	(0.8)	1.2	—	6.0	—
Benefits and lump sums paid	(15.0)	(3.0)	(17.6)	(7.0)	(2.8)	—	(3.1)	0.2
Effect of exchange rates	(11.9)	(0.4)	(29.7)	(11.7)	(2.8)	—	(6.6)	(0.6)

Benefit obligation at end of year	€149.8	€198.5	€151.1	€177.6	€35.1	€2.9	€35.4	€2.8

Change in plan assets — Fair value at beginning of year	€89.7	€105.3	€99.0	€100.0	€—	€—	€—	€—
Acquisitions	—	1.5	—	—	—	—	—	—
Actual return on assets	11.3	6.8	14.6	12.3	—	—	—	—
Company contributions	21.7	8.1	11.4	7.4	1.9	—	2.2	0.2
Benefits and lump sums paid	(15.0)	(4.9)	(17.6)	(7.0)	(2.8)	—	(3.1)	(0.2)
Participant contributions	—	0.4	—	0.6	0.9	—	0.9	—
Effect of exchange rates	(8.1)	1.2	(17.7)	(8.0)	—	—	—	—

Fair value of plan assets at end of year	€99.6	€118.4	€89.7	€105.3	€—	€—	€—	€—

	Defined Benefit Pensions				Postretirement Plans
	2004		2003		2004		2003
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Funded status at end of year	€(50.1)	€(80.0)	€(61.4)	€(72.3)	€(35.1)	€(2.9)	€(35.4)	€(2.8)
Unrecognized net actuarial loss (gain)	(1.9)	28.2	(3.6)	22.2	5.3	—	4.6	—
Unrecognized prior service costs	0.9	0.4	1.1	—	0.3	—	0.4	—

Net Amount recognized	€(51.1)	€(51.4)	€(63.9)	€(50.1)	€(29.5)	€(2.9)	€(30.4)	€(2.8)

Amounts recognized in Statement of Financial Position consist of:
Prepaid benefit cost	—	4.7	—	—	—	—	—	—
Accrued benefit liability	€(52.1)	(85.0)	€(64.2)	€(73.3)	€(29.5)	€(2.9)	€(30.4)	€(2.8)
Intangible asset.	—	0.4

Accumulated other comprehensive income	1.0	28.5	0.3	23.2	—	—	—	—

Net Amount recognized	€(51.1)	€(51.4)	€(63.9)	€(50.1)	€(29.5)	€(2.9)	€(30.4)	€(2.8)

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
     The accumulated benefit obligation on the domestic defined benefit pension plan is €15.1 million and €17.1 million, as of December 31, 2004 and 2003 respectively. There are no plan assets related to the domestic plan and no contributions expected to be paid. The measurement date used to determine the benefit obligation of the domestic plan is December 31, 2004.
     The components of net periodic benefit costs for the Defined Benefit Pensions and Postretirement Plans for the year ending December 31, 2004 and 2003, respectively, are as follows (in millions):

	Defined Benefit Pensions				Postretirement Plans
	2004		2003		2004		2003
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost for benefits earned during the year	€11.8	€3.3	€13.3	€3.3	1.0	—	€0.8	—
Interest cost on projected benefit obligation	9.1	10.5	9.8	9.5	2.2	0.1	2.4	0.1
Expected return on plan assets.	(8.1)	(8.6)	(7.5)	(7.2)	—	—	—	—
Amortization of prior service cost	0.1	0.1	0.1		0.1	—	0.1	—
Recognized actuarial loss (gain)	—	1.8	—	1.1	0.1	—	(0.1)	—

Net periodic benefit cost	12.9	7.1	15.7	6.7	3.4	0.1	3.2	0.1
Defined contribution cost.	11.2	3.1	10.5	2.0	—	—	—	—

Total retirement cost.	€24.1	€10.2	€26.2	€8.7	—	—	—	—

     The weighted average assumptions used in determining the benefit obligation as of December 31, 2004 and 2003 respectively are:

	Defined Benefit Pensions					Postretirement Plans
	2004			2003		2004		2003
	U.S.	Non-U.S.		U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.00%	5.0°	%	6.25%	5.62%	6.00%	5.75%	6.25%	6.25%
Expected rate of future compensation increases	N/A	3.79%		N/A	3.77%	5.00%	N/A	N/A	N/A
     The weighted average assumptions used in determining the net periodic benefit costs for the years ended December 31, 2004 and 2003 respectively are:

	Defined Benefit Pensions				Postretirement Plans
	2004		2003		2004		2003
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.25%	5.19%	6.75%	5.64%	6.25%	5.75%	6.75%	6.75%
Expected rate of future compensation increases	N/A	3.43%	N/A	3.39%	N/A	5.00%	N/A	N/A
Expected long-term rate on plan assets	8.50%	7.50%	8.50%	7.50%	N/A	N/A	N/A	N/A
* These assumptions are based on estimates of the long-term rate for these factors over the life of the plan.

(In millions of euros)	Defined Benefit Pensions		Postretirement Plans
	2004	2003	2004	2003

Increase in minimum liability included in other compressive income	30	23	N/A	N/A
     For the U.S. plans, as of December 31, 2004, the medical inflation rates were assumed to be 10.5%, gradually declining to 5% in 2007, and remaining at that rate thereafter. A one-percentage-point increase in the medical inflation rate would increase the accumulated postretirement benefit obligation as of December 31, 2004 by approximately €5.3 million and increase the net periodic benefit cost for the year ended December 31, 2004 by approximately €0.5 million. A one-percentage-point decrease in the medical inflation rate would decrease the accumulated postretirement benefit obligation as of December 31, 2004 by approximately €4.3 million and decrease the net periodic benefit cost for the year ended December 31, 2004 by approximately €0.4 million.
     The weighted average allocation of funds invested in Group pension plans as of December 31, 2004 and 2003 was as follows:

Asset category
(in percentage)	Funds invested
		2004		2003

	U.S.	Non- U.S.	U.S.	Non- U.S.
Equity securities	66%	62%	71%	Not available
Debt securities	33%	29%	26%	Not available
Real estate	1%	5%	0%	Not available
Other	0%	3%	3%	Not available
Total	100%	100%	100%	Not available
     The table below shows the expected cash outflows on pensions and other post-employment benefits over the next ten years:

(In millions of euros)	Pensions and similar benefits
	U.S.	Non- U.S.

Estimated employer’s contribution in 2005	18	9

Estimated benefit payments:
2005	14	8
2006	15	6
2007	15	8
2008	16	10
2009	16	10
2010 and thereafter	92	52
Long-term debt
     Future minimum payments as of December 31, 2004, on long-term debt, including capital leases, are as follows:

Year	(In millions of € )
2005	105
2006	57
2007	57
2008	729
2009	57
Thereafter	1,734

Subtotal	2,739

Less: Current maturities	(105)

2,634

Shareholders’ equity
     Publicis’ capital stock consists of 195,471,061; 195,378,253 and 196,081,129 ordinary shares issued at December 31, 2004, 2003 and 2002, respectively, with a par value of €0.40 each. These amounts include shares held in treasury of 13,015,843; 13,012,389 and 12,790,600 respectively.

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
     A summary of the status of the Plans as of December 31, 2004, 2003 and 2002 and changes for the years then ended, are presented below:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

2000 Plan
Outstanding at beginning of year	100,000	€43.55	100,000	€43.55	100,000	€43.55
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/Expired	—	—	—	—	—	—

Outstanding at end of year	100,000	€43.55	100,000	€43.55	100,000	€43.55

2001 Plan
Outstanding at beginning of year	380,000	€33.18	380,000	€33.18	380,000	€33.18
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/Expired	—	—	—	—	—	—

Outstanding at end of year	380,000	€33.18	380,000	€33.18	380,000	€33.18

2002 Plan
Outstanding at beginning of year	329,600	€29.83	329,600	€29.83	—	—
Granted	—	—	—	—	329,600	€29.83
Exercised	—	—	—	—	—	—
Forfeited/Expired	—	—	—	—	—	—

Outstanding at end of year	329,600	€29.83	329,600	€29.83	329,600	€29.83

2003 Plan
Outstanding at beginning of year	517,067	€24.82	—	—	—	—
Granted	—	—	517,067	€24.82	—	—
Exercised	—	—	—	—	—	—
Forfeited/Expired	—	—	—	—	—	—

Outstanding at end of year	517,067	€24.82	517,067	€24.82	—	—

2004 Plan
Outstanding at beginning of year			—	—	—	—
Granted	1,970,086	24,82	—	—	—	—
Exercised			—	—	—	—
Forfeited/Expired			—	—	—	—

Outstanding at end of year	1,970,086	24,82	—	—	—	—

Saatchi & Saatchi Management Plan
Outstanding at beginning of year	2,943,135	€29.79	2,943,135	€29.79	2,943,135	€29.79
Granted	—	—			—
Exercised	—	—		—	—	—
Forfeited/Expired	2,943,135	€29.79		—	—	—

Outstanding at end of year	—	—	2,943,135	€29.79	2,943,135	€29.79

Long-Term 2003 Incentive Plan
Outstanding at beginning of year	9,498,000	€24.82		—	—	—
Granted	—	—	9,498,000	€24.82	—	—
Exercised	—	—		—	—	—

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Forfeited/Expired	1,484,000	€24.82		—	—	—

Outstanding at end of year	8,014,000	€24.82	9,498,000	€24.82	—	—

     Stock options related to the Publicis Communication Stock Option Plan were converted into Publicis stock options upon the merger of Publicis Communication into Publicis, S.A. on December 11, 1998. A summary of the activity for this plan is presented below:

	2004		2003			2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Former Publicis Communication Plan
Outstanding at beginning of year	525,080	€8.67	570,050	€8.54	652,150	€8.29
Exercised	(54,880)	5.92	(44,970)	7.02	(45,590)	6.46
Forfeited	—	—	—	—	—	—
Expired	(28,760)	6.37	—	—	(36,510)	6.99

Outstanding at end of year	441,440	€9.16	525,080	€8.67	570,050	€8.54

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
     The number of options that can be exercised under the former Saatchi & Saatchi plans, converted for simplification purposes into Publicis shares at a rate of 0.18252, is summarized as follows:

Former Saatchi & Saatchi Plans:	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	43,545	€9.92	80,503	€10.90	266,046	€11.71
Granted	—	—	—	—	—	—
Exercised	(37,928)	€9.92	(36,958)	€12.22	(185,543)	€10.33
Forfeited/Expired	(5,617)	€9.92	—	—	—	—

Outstanding at end of year	—	—	43,545	€9.92	80,503	€10.90

Former Nelson Plan
     The Group additionally granted options in connection with the Nelson acquisition at the end of 2000. In conjunction with this acquisition, Publicis exchanged Publicis options for those of Nelson. A summary of the activity for this plan is presented below:

Former Nelson Plan:	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	137,034	€19,32	282,154	€24,40	518,730	€28.11
Exercised	(16,546)	€19,64	(103,522)	€21,04	(65,040)	€24.40
Forfeited/Expired	(12,620)	€19,64	(41,598)	€21,57	(171,536)	€23.73

Outstanding at end of year	107,868	€17,91	137,034	€19,32	282,154	€24.40

     The following information applies to options outstanding and exercisable at December 31, 2004:

			Weighted	Weighted
			average	Average
			remaining	Exercise
	Outstanding	Exercisable	life in years	Price

Former Publicis Communication Plan	441,440	441,440	2	€9.16
2000 Plan	100,000	—	6	€43.55
2001 Plan	380,000	—	7	€33.18
2002 Plan	329,600	—	8	€29.83
2003 Plan	517,067	—	9	€24.82
2004 Plan	1,970,086		10	€24.82
Saatchi & Saatchi Management Plan	—	—	—	—
Long-Term Incentive Plan 2003	8,014,000	—	9	€24.82
Former Nelson Plan	107,868	107,868	4	€17.91
Former Saatchi & Saatchi Plans	—	—	0	—

Total	11,860,061	549,308	9	€24.74

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

	2004	2003	2002
	(Restated)	(Restated)	(Restated)

Net earnings — U.S. GAAP
Net income (loss) as reported	346	(690)	(13)
Add: Stock-based employee compensation expense, net of tax, included in reported net income (loss)	—	—	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(15)	(4)	(7)

Pro forma net income (loss)	331	(694)	(20)
Basic earnings per common share
As reported	€1.90	€(3.77)	€(0.09)
Pro forma	€1.81	€(3.80)	€(0.14)
Diluted earnings per common share
As reported	€1.38	€(3.77)	€(0.09)
Pro forma	€1.45	€(3.80)	€(0.14)

     The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2004, 2003 and 2002: dividend yields of 1.12% in 2004, 0.91% in 2003 and zero in 2002; expected volatility of 24.0% for 2004, 30.0% for 2003 and 52.3% for 2002; risk-free interest rate ranging between 2.63% and 3.47%, depending on the maturity date, in 2004, 4% in 2003, and 4.5% in 2002; and expected term of 2.6 for the first half of the long term incentive plan, 3.6 years for the second half in 2004 and 5 years for the unconditional plan; and of 5 years for 2003 and 2002. The weighted average estimated fair values of employee stock options granted during fiscal 2004, 2003 and 2002 were €3.59, €8.85 and €12.47, respectively.
Income taxes
     The income tax disclosures required for French GAAP are included in note 8 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

(In millions of euros)	December 31,
	2004	2003	2002

Net income before taxes and minority interests:
France	29	(42)	44
Foreign	211	388	264

Total	240	346	308

Income tax expense:
France	(109)	1	19
Foreign	113	171	113

Total	4	172	132

Expiration dates of net operating loss carry forwards
     In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately €361 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. At December 31, 2004, the remaining net loss carryforwards related to these operations amounted to €278 million, which will expire between 2005 and 2009. The Company has not recognized these operating loss carryforwards in the French financial statements due the uncertainty of their realizibility. For U.S. GAAP purposes, the deferred tax assets acquired in connection with this business combination has been 100% reserved.
     Additionally, under French GAAP, at December 31, 2004, the Group had approximately €460 million of operating loss carryforwards, of which €14 million will expire between 2005 and 2009 and €21 million will expire between 2009 and 2019. The remaining €425 million have no expiration. The Group has not recognized these operating loss carry forwards in the French financial statements due to the uncertainty of their realizibility.
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

	2004	2003	2002
	(in millions except per share data)

Numerator:
Earnings from continuing operations (French GAAP)	€210	€150	€147
After-tax interest expense on ORANEs	—	—	(2)

Earnings available to shareholders — for basic earnings per share	€210	€150	€145

Earnings from continuing operations (French GAAP)	€210	€150	€147
After-tax saving of OCEANEs and ORANEs interest if converted	€34	31	19

Earnings available to shareholders — for diluted earnings per share	€244	€181	€166

Denominator:
Denominator for basic earnings per share — weighted-average shares	182	183	146

Potential dilutive common shares — employee stock options	1	1	—
Potential dilutive common shares — OCEANEs	40	28	17
Potential dilutive common shares — ORANEs	28	28	8

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	251	240	171

Basic earnings available to shareholders per common share	€1,15	€0.82	€0.99

Earnings available to shareholders per common share — assuming dilution	€0,97	€0.75	€0.97

Leases
     The Group leases certain premises and equipment under both capital and operating leases. Property leases typically provide for renewal options. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2004.

(In millions of euros)			Operating sublease	Operating leases,
Years ending December 31,	Capital leases	Operating leases	income	net

2005	8,4	237	(8)	229
2006	8,6	224	(6)	218
2007	8,8	211	(6)	205
2008	8,4	194	(4)	190
2009	8,7	187	(4)	183
Thereafter	402,7	322	(11)	311

Total minimum lease payments	445,6	1 375	(39)	1 336
Less: amount representing interest	(175,6)

Total obligation under capital leases	270,0
Less: current portion	(8,4)

Long-term portion	261,6

     Property, plants and equipment at December 31 include the following for capitalized leases:

	2004	2003	2002
	(in millions of € )

Land	21	23	28
Buildings	152	163	195
Less allowances for depreciation	(12)	(8)	(4)

Total:	161	178	219

     Net rental expenses for operating leases was €186 million, €201 million and €169 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Related parties transaction
International Sports and Entertainment AG (“iSe”):
     In January 2003 Publicis Group, Dentsu and Sports Mondial entered into a Shareholders’ Agreement pursuant to which they agreed to create a joint venture, International Sports and Entertainment AG (“iSe”). At inception, Publicis contributed CHF6.7 million (€4 million) in capital to the joint venture in exchange for equity interests in the joint venture of 45%. The joint venture is incorporated in Zurich (Switzerland). The joint venture is engaged in the provision for services to various sports federations and the acquisition, sale and marketing of sponsorship and television rights in relation to sporting and entertainment event federations. On June 2003, iSe entered into an agreement with FIFA to be appointed as the exclusive worldwide agency for the sale and management of the FIFA hospitality program for the 2006 FIFA World Cup in Germany in exchange for CHF270 million.
     On behalf of iSe, Publicis agreed to provide the banks providing the letter of credit to FIFA with a collateral guarantee (50% of the total amount). In connection with this contract, Publicis has provided a French bank with a guarantee in the amount of €88 million (CHF 135 million). In January 2005 iSe paid the CHF 270 to FIFA and the collateral guarantee contract between iSe and Publicis has been terminated.
     Publicis assessed its interests in iSe and determined that iSe is a variable interest entity (VIE). Given the commitments of Publicis towards the other owner of iSe, Publicis is not deemed the primary beneficiary and has not consolidated the VIE.
     As of December 31, 2004 total investment of Publicis Groupe in iSe amounted to €4 million. ISe is consolidated under the equity method.
Barter Bogle Hegarty LLC (“BBH”):
     Publicis Groupe holds 49% of the capital of BBH. BBH is an advertising agency and is engaged in the planning, creation, supervision and placement of advertising in various media, as well as providing certain studio services. BBH serves clients primarily in the U.S. in several industries, including consumer products and technology, among other industries.
     As of December 31, 2004 total investment of Publicis Groupe in BBH amounted to €9 million. The entity is accounted for under the equity method. BBH paid dividends of €4 million in 2004 to Publicis Group.

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
Investments
     Investments consist of available-for-sale securities, primarily those that are publicly traded, and other investments. The available-for-sale securities are carried at market value and the unrealized gains and losses on these securities are included in shareholders’ equity. As of December 31, 2004, 2003 and 2002, unrealized gains of €30 million, €36 million and €51 million, respectively, have been recorded in shareholders’ equity in accordance with U.S. GAAP. Other long-term investments are carried at cost, which approximates estimated fair value.
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
Subsequent events
     Publicis Groupe divested in late 2005 France-based and Netherlands-based media sales assets to JCDecaux: its 50% interest in SOPACT (Société de Publicité des Abribus et Cabines Téléphoniques), the company managing the advertising contract for bus shelters in Paris, a 33% interest in Métrobus, the company managing advertising space in the Metro, RER suburban rail system and buses, as well as advertising space in the Marseille metro and bus networks in some 60 other French cities and finally its 50% interest in JCDecaux Nederland BV and VKM, companies that manage urban furniture contracts for main Dutch cities. Aggregate proceeds for the sale of these three interests amount to €110 million.
     In September 2005, Publicis Groupe acquired through its Public Relations and Corporate Communications Group, a 50.01% stake in Freud Communications, the largest independent British consumer public relations firm. This acquisition reinforces Publicis Groupe’s presence in the dynamic U.K. advertising and communications market. Its core business is consumer public relations for brands such as Nike, KitKat, Tropicana, Walkers, Nescafé, Jack Daniel’s and AOL. In recent years the company has also seen dynamic growth in its Corporate, Film, Entertainment and International divisions, with clients including Sony Pictures Entertainment, Nestlé, Time Warner, Pepsico and the London Development Agency.
     In November 2005, Publicis Groupe also announced the acquisition of a majority stake in eventive Holding, the No. 1 event group in Austria and a key player in Germany and Switzerland. eventive, with offices in Vienna, Hamburg, Munich, New York and Beijing, will be part of the Publicis Events Worldwide network and will soon be renamed as Publicis eventive.
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
     In May 2005, SFAS No. 154, Accounting Changes and Error Corrections, was issued, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires retrospective application of a voluntary change in an accounting principle to prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires accounting for a change in method of depreciating or amortizing a long-lived non-financial asset as a change in accounting estimate (prospectively) affected by a change in accounting principle. Further, the statement requires that corrections of errors in previously issued financial statements be termed a “restatement.” The new standard is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our Consolidated Balance Sheet or Statement of Operations.

Item 19.Exhibits
     The following exhibits are included herein:

Exhibit
Number	Description
1	Statuts (bylaws) of Publicis Groupe S.A. (unofficial English translation) (incorporated by reference from Exhibit 1 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2001).
2	We agree to furnish a copy of an English translation of any instrument defining the rights of holders of our long term indebtedness to the SEC upon its request.
4.1	Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
4.2	Shareholders’ Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
4.3	First Amendment to Shareholders’ Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
4.4	Shareholders’ Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
4.5	First Amendment to Shareholders’ Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
4.6	CEO Employment Agreement, dated as of January 1, 2001, among Roger A. Haupt, Bcom3 Group, Inc., Leo Burnett Worldwide, Inc., and Leo Burnett USA, Inc. (“Haupt Employment Agreement”) (incorporated by reference from Exhibit 10.5 to the report on Form 10 of Bcom3 Group, Inc. filed on April 30, 2001).
4.7	Amendment to Haupt Employment Agreement dated as of March 26, 2003 (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).
4.8	Agreement, dated as of November 3, 2005, by and between Saatchi & Saatchi North America, Inc. and Kevin Roberts.
4.9	Agreement, dated as of November 3, 2005, by and among Saatchi & Saatchi North America, Inc., Saatchi & Saatchi Limited and Red Rose Limited.
4.10	Annuity Agreement, dated as of November 3, 2005, by and among Saatchi & Saatchi North America, Inc. and Kevin Roberts.
4.11	Employment Agreement, dated as of September 8, 2002, by and between Saatchi & Saatchi North America, Inc. and Robert L. Seelert (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).
4.12	Employment Agreement, dated as of July 1, 2004, by and among Jack Klues, Publicis Groupe S.A. and Starcom Worldwide division of Leo Burnett USA, Inc. (incorporated by reference from Exhibit 4.11 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).
4.13	Executive Consulting Agreement, dated as of December 21, 2004, by and between Leo Burnett Worldwide, Inc. and Roger Haupt (incorporated by reference from Exhibit 4.12 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).
4.14	Consulting Services Agreement, dated as of November 8, 2004, by and between Publicis Groupe S.A. and Roger A. Haupt (incorporated by reference from Exhibit 4.13 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).
4.15	By-Laws (statuts) of the Societe en Participation by and between Elisabeth Badinter and Dentsu Inc., adopted September 24, 2004 (unofficial English translation) (incorporated by reference from Exhibit 99.9 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
8	List of Subsidiaries. See note 30 to our financial statements.
11	Code of Ethics (incorporated by reference from Exhibit 11 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).
99.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Jean-Michel Etienne, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description
99.3	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, and Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Publicis Groupe S.A.
By:	/s/ Maurice Lévy
	Name:	Maurice Lévy
	Title:	Chief Executive Officer and Chairman of the Management Board

Dated: December 23, 2005