Form 20-F
period 2005-12-31
PUBLICIS GROUPE SA
filed 2006-04-21
CIK 1050952

As filed with the Securities and Exchange Commission on April 21, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER: 001-14736
Publicis Groupe S.A.
(Exact name of registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	133, AVENUE DES CHAMPS-ELYSÉES 75008 PARIS France (Address of principal executive offices)	THE REPUBLIC OF FRANCE (Jurisdiction of incorporation or organization)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one Ordinary Share	The New York Stock Exchange, Inc.
Ordinary shares, nominal value € 0.40 per share*	The New York Stock Exchange, Inc.

*	Listed not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Equity Warrants and ORANEs
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, nominal value € 0.40 per share (title of class)	197,109,010(1) (number of ordinary shares)

(1)	Including 13,039,764 ordinary shares held in treasury.
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:     Yes ☑     No ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:     Yes ☐     No ☑
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑     No ☐
      Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
Large accelerated filer ☑    Accelerated filer ☐    Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17 ☐     Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)     Yes ☐     No ☑

FORWARD-LOOKING STATEMENTS
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
      Many of the statements included in this Annual Report, as well as oral statements that may be made by Publicis or by its officers, directors or employees acting on behalf of Publicis related to such information, constitute or are based upon “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements including, without limitation, statements relating to our strategy, financial and operating targets, outlook, capital expenditures and future financial position.
      The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “may”, “will”, “should”, “target”, “project”, “believe” and similar expressions identify certain of these forward-looking statements although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to differ materially from historical results or any future results implied or expected by such forward-looking statements.
      Among the factors that may influence Publicis’ actual results and cause them to differ materially from the implied or expected results as described in such forward-looking statements are those risks identified in Item 3 “Key Information — Risk Factors” and our other filings and submissions with the U.S. Securities and Exchange Commission (“SEC”), including, without limitation :

•	the advertising and communications industry is highly competitive;

•	unfavorable economic conditions may adversely affect our operations;

•	laws, regulations or voluntary codes applying in the sectors in which we operate may have an impact on our business;

•	our contracts with clients may be terminated at short notice;

•	a significant portion of our revenues comes from a small number of large advertisers;

•	conflicts of interest between our clients who compete with each other in the same business sector may negatively impact our growth;

•	we may be exposed to liabilities from allegations that certain of our clients’ advertising claims may be false or misleading or that our clients’ products may be defective;

•	our business is highly dependent on the services of our management and our employees;

•	our strategy of development through acquisitions and investments can be risky;

•	goodwill on acquisitions and intangible assets, including brands and client relationships, accounted for on the balance sheets of acquired companies may be subject to adjustment;

•	internal controls may prove difficult to implement;

•	we may not achieve announced numerical targets;

•	we are exposed to a number of risks from operating in developing countries;

•	downgrades of our credit ratings could adversely affect us;

•	currency exchange rate fluctuations and interest rate and market risk may negatively affect our financial results;

•	the trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars;

i

•	it may not be possible for shareholders to effect service of legal process, enforce judgments of courts outside of France or bring actions based on securities laws of jurisdictions other than France against Publicis, its executive officers or members of its supervisory or management boards;

•	the ability of holders of our ADSs to influence the governance of our company may be limited;

•	some provisions of French law and our statuts (by-laws) could have anti-takeover effects;

•	we are subject to corporate disclosure standards that are less demanding than those applicable to some U.S. companies; and

•	other matters not yet known to us or not currently considered material by us.
      Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof.
      All written and oral forward-looking statements attributable to Publicis, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Publicis disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless it is required by law.
      In this Annual Report on Form 20-F, the term the “Company” refers to Publicis Groupe S.A. and the terms “Publicis”, the “Group”, the “Publicis Groupe”, “we”, “us”, and “our” refer to the Company together with its consolidated subsidiaries.
      As used herein, references to “EUR” or “€ ” are to euros and references to “dollars”, “USD” or “$” are to U.S. dollars. This Annual Report contains translations of certain euro amounts into dollar amounts at the rate of USD 1.18 per EUR 1.00, the noon buying rate in New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005, the last business day prior to the date of Publicis’ most recent balance sheet included in this Annual Report. You should not assume, however, that euros could have been exchanged into dollars at any particular rate or at all. See Item 3. “Key Information — Selected Financial Data” for certain historical information regarding the Noon Buying Rate.
      The Consolidated Financial Statements for the fiscal years ended December 31, 2005 and 2004 included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements.” References to fiscal or financial year 2005 and fiscal year 2004 in this Annual Report on Form 20-F mean the fiscal years ending respectively on December 31, 2005 and 2004, unless the context otherwise requires.
EXPLANATORY NOTE
      Certain of the U.S. GAAP financial statement information as of December 31, 2004, 2003 and 2002 and for the year ended December 31, 2003 contained in Item 3.A — Selected Financial Data and Item 18 — Financial Statements of this Annual Report on Form 20-F have been restated. We have not amended, and do not intend to amend, our previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2005. For this reason, those prior Annual Reports and the consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon.
PRESENTATION OF INFORMATION
      Until 2004, we prepared our consolidated financial statements in accordance with French GAAP. As of 2005, all European listed companies are required to prepare their consolidated financial statements in accordance with the IFRS as adopted by the European Union. Thus, the 2005 consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union and the comparative 2004 consolidated financial statements have been adjusted in accordance with the same principles. The term “IFRS” as used in this Annual Report refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB. A detailed explanation of the transition to IFRS and the impact on our consolidated financial statements is given in note 32 to the consolidated financial statements. We do not believe the differences between the IFRS as adopted by the European Union and the IFRS as issued by the International Accounting Standards Board had any impact on Publicis’ consolidated financial statements.
      IFRS differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a description of the principal differences between IFRS and U.S. GAAP, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see note 34 to our consolidated financial statements included in Item 18 of this annual report.
      In accordance with General Instruction G of Form 20-F, we are omitting from this Annual Report the earliest of the three years of audited consolidated financial statements required by Item 8.A.2. and certain other financial information.
MARKET AND INDUSTRY DATA AND FORECASTS
      This annual report includes market and industry data and forecasts that we have obtained from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Although we have no reason to believe that the independent consultant reports, publicly available information, industry publications and published industry sources are not reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information
SELECTED FINANCIAL DATA
      The tables below set forth selected consolidated financial data for Publicis Groupe. The following selected financial data prepared in accordance with IFRS, including the U.S. GAAP reconciliation thereof, as of and for the year ended December 31, 2005 are derived from the consolidated financial statements of Publicis included in this Annual Report, which have been audited by Ernst & Young Audit and Mazars & Guerard, our independent auditors. The following selected financial data prepared in accordance with IFRS, including the U.S. GAAP reconciliation thereof, as of and for the year ended December 31, 2004 are derived from the consolidated financial statements of Publicis included in this Annual Report, which have been audited by Ernst & Young Audit, our independent auditor. The following selected financial data prepared in accordance with U.S. GAAP as of and for each of the years ended December 31, 2003, 2002 and 2001 are derived from the consolidated financial statements of Publicis prepared under French GAAP and reconciled to US GAAP, not included in this Annual Report, which have been audited by Ernst & Young Audit and Mazars & Guerard, our independent auditors.
      The consolidated financial statements of Publicis Groupe for the year ended December 31, 2005 have been prepared in compliance with IFRS as adopted by the European Union as of December 31, 2005 and with IFRS as issued by the International Accounting Standards Board (IASB) as of the same date. The opening balance sheet as of the transition date (January 1, 2004) and the comparative financial statements for the year ended December 31, 2004 have been prepared in accordance with the same principles.
      Publicis Groupe reports its financial results in euros and in conformity with IFRS, with a reconciliation to U.S. GAAP. Publicis Groupe also publishes condensed U.S. GAAP information. IFRS differs in certain significant respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP as they relate to the Publicis Groupe’s consolidated financial statements and a reconciliation to U.S. GAAP and net income and shareholders’ equity see note 34 to the Publicis Groupe audited consolidated financial statements included in this annual report.
      In January 2006, Publicis Groupe recognized the need to restate certain financial statement information as of December 31, 2004, 2003 and 2002 and for the year ended December 31, 2003. See Item 5. “Operating and Financial Review and Prospects — Restatement of Prior Period”, for more information.
      The selected historical consolidated financial data should be read in conjunction with “Item 3- Key Information — Risk Factors,” “Item 5. — Operating and Financial Review and Prospects” and Publicis’ consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report.

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(In millions of euros, except per share data)
IFRS Income statement data:
Revenue	—	—	—	3,832	4,127
Operating income	—	—	—	326	652
Net income	—	—	—	304	414

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(In millions of euros, except per share data)
Earnings per share: basic(1)	—	—	—	1.32	1.83
Earnings per share: diluted(2)	—	—	—	1.29	1.76
Dividends per share(3)	—	—	—	0.30	0.36
IFRS Balance sheet data:
Tangible and intangible assets, net	—	—	—	4,132	4,377
Total assets	—	—	—	9,855	11,744
Bank borrowings and overdrafts (Short-term and long-term)	—	—	—	1,765	2,137
Shareholders’ equity	—	—	—	1,629	2,085

(1)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share, equal to 210.5 million shares in 2004 and 210.4 million shares in 2005.

(2)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings per share, equal to 234.0 million shares in 2004 and 2005.

(3)	Dividends per ADS in U.S. Dollars were $0.35 in 2004 and $0.42 in 2005. (For your convenience, the dividends per share have been translated from the euro amounts actually paid into the corresponding U.S. dollar amounts at the Noon Buying Rate on December 30, 2005. This Noon Buying Rate may differ from the rate that may be used by the Depositary to convert euros to U.S. dollars for purposes of making payments to holders of ADSs.)

	As of and for the Year Ended December 31,

		2002(3)	2003	2004
	2001	(Restated)	(Restated)	(Restated)	2005

	(In millions of euros, except per share data)
U.S. GAAP Income statement data:
Revenues	2,434	2,969	3,863	3,825	4,127
Operating profit (loss)	(466)	353	(585)	402	644
Net income (loss)	(647)	(13)	(777)	346	395
Earnings (loss) per share: basic(1)	(4.76)	(0.09)	(4.25)	1.90	2.16
Earnings (loss) per share: diluted(2)	(4.76)	(0.09)	(4.25)	1.51	1.63
U.S. GAAP Balance Sheet data:
Tangible and intangible assets, net	3,789	8,307	7,036	6,408	6,748
Total assets	6,931	14,421	13,271	12,188	14,115
Bank borrowings and overdrafts (short-term and long-term)	1,052	3,540	3,975	2,911	3,153
Shareholders’ equity	1,866	3,755	2,302	2,402	3,074

(1)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings (loss) per share, equal to 139.0 million shares in 2001, 146.0 million shares in 2002, 182.8 million shares in 2003, 182.4 million in 2004, and 182.8 million in 2005.

(2)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings (loss) per share, equal to 139.7 million shares in 2001, 171.0 million shares in 2002, 239.5 million shares in 2003, 251.6 million in 2004, and 249.3 million in 2005.

(3)	2002 amounts include the operations of Bcom3 Group, Inc. for the period between the acquisition date in September 2002 through December 31, 2002.

EXCHANGE RATE INFORMATION
      Share capital in our company is represented by ordinary shares with a nominal value of €  0.40 per share (hereinafter generally referred to as “our shares”). Our shares are denominated in euros. Because we generally intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euros to dollars. For information regarding the effect of currency fluctuations on our results of operations, see “Operating and Financial Review and Prospects”. See also “Risk Factors — Currency exchange rate fluctuations and interest rate and market risk may negatively affect our financial results” and “Risk Factors  — The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars”.
      The following table sets forth, for the periods indicated, information with respect to the high, low, average and period end Noon Buying Rates, expressed in U.S. Dollars per euro.

		Average
	Period End(1)	Rate(2)	High	Low

2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
October 2005			1.21	1.19
November 2005			1.21	1.17
December 2005			1.20	1.17
2006 (through March 31(3))
January 2006			1.23	1.20
February 2006			1.21	1.19
March 2006			1.22	1.19

(1)	The period end Noon Buying Rate is the Noon Buying Rate on the last business day of the relevant period.

(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(3)	The Noon Buying Rate for March 31, 2006 was 1.21.
RISK FACTORS
      You should carefully consider the risk factors described below, together with the other information concerning Publicis Groupe and its consolidated financial statements included in this annual report, before investing in the shares or other securities of Publicis Groupe. Each of the risk factors described below may have a negative impact on the earnings and financial situation of the Group. Other risks and uncertainties of which Publicis is not aware or which are not currently deemed to be significant, could also have a negative impact on Publicis.

The advertising and communications industry is highly competitive.
      The advertising and communications industry is highly competitive and we expect it to remain so. Our competitors run the gamut from large multinational companies to smaller agencies that operate in local or regional markets. New participants also include systems integrators, database marketing and modeling companies, telemarketers and internet companies offering technological solutions to marketing and communications issues faced by clients. We must compete with these companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Increased competition could have a negative impact on our revenue and results of operations.

Unfavorable economic conditions may adversely affect our operations.
      The advertising and communications industry is subject to downturns in general economic conditions, changes in clients’ underlying businesses and decreases in marketing budgets. Downturns in general economic conditions can have a more severe impact on the advertising and communications industry than on other industries, in part because clients may respond to economic downturns by reducing their advertising and communications budgets in order to meet their earnings goals. For this reason, our prospects, business, financial condition and results of operations may be materially adversely affected by a downturn in general economic conditions in one or more markets and a reduction in client budgets for advertising and communications.

Laws, regulations or voluntary codes applying in the sectors in which we operate may have an impact on our business.
      The communications sector in which we operate is subject to legislation, regulation and voluntary codes of conduct. Governments, regulatory authorities and consumer groups regularly propose prohibitions or restrictions on the advertising of certain products and services or the regulation of certain businesses conducted by us, such as the so-called Loi Sapin in France, which prohibits agencies from buying advertising space for resale to their clients, and most of the countries in which we operate have regulations which tend to restrict the advertising of alcohol and tobacco. The adoption or changes in such laws, regulations and codes could have a negative impact on our business and earnings.

Our contracts with clients may be terminated at short notice.
      Clients’ commitment to their communications agencies is limited and client-agency contracts may be terminated on relatively short notice, generally between three and six months. Some clients put their advertising and communications contracts up for competitive bidding at regular intervals. In addition, there is a general tendency for advertisers to reduce the number of agencies with which they work in order to concentrate spending on a limited number of leading agencies, which increases competition and the risk of losing a client. Finally, the ongoing consolidation of clients around the world increases the risk of losing a client following a merger.

A significant portion of our revenues comes from a small number of large advertisers.
      Our top five and ten clients represented approximately 26% and 34%, respectively, of our consolidated revenue in 2005. One or several of these large clients may decide to switch advertising and communications agencies or to reduce or even stop spending on advertising at any time for any reason. A substantial decline in the advertising and communications spending of our major clients or the loss of any of these accounts could have a negative impact on our business and earnings.

Conflicts of interest between our clients who compete with each other in the same business sector may negatively impact our growth.
      The Group has several different agency networks, which tends to limit potential conflicts of interest. However, unless the client’s consent is obtained, a relationship with an existing client prevents an agency from offering its services to a competitor of that client or an advertiser perceived as such. This could negatively impact our growth and have a negative impact on our business and earnings.

We may be exposed to liabilities from allegations that certain of our clients’ advertising claims may be false or misleading or that our clients’ products may be defective.
      We may be, or may be joined as, a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;

•	our clients’ products are defective or injurious and may be harmful to the others; or

•	marketing, communications or advertising materials created for our clients infringe on the proprietary rights of third parties since client-agency contracts generally provide that the agency agrees to indemnify the client against claims for infringement of intellectual property rights.
      The damages, costs, expenses or attorneys’ fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition to the extent that we are not adequately insured against such risks or indemnified by our clients. In any case, the reputation of our agencies may be negatively affected by such allegations.

Our business is highly dependent on the services of our management and our employees.
      Competition for management and certain other employees in the advertising and communications industry is highly competitive. If we lose the services of certain management members and other employees, our business and results could be harmed. Our success is highly dependent upon the skills of our creative, sales representative, media and account personnel, and their relationships with our clients. If we were unable to continue to attract and retain additional key personnel, or if we were unable to retain and motivate our existing key personnel, our prospects, business, financial condition and results of operations could be materially adversely affected.

Our strategy of development through acquisitions and investments can be risky.
      Our business strategy includes, among other things, enhancing the range of our existing advertising acquisitions and investments and communications services. We have made a number of acquisitions and other investments in furtherance of this strategy and may make additional acquisitions and investments in the future. The identification of acquisition candidates is difficult and we may not correctly assess the risks related to such acquisitions and investments. In addition, acquisitions could be effected on terms less satisfactory to us than expected and the newly acquired companies may not be successfully integrated into our existing operations or in a way that produces the synergies or other benefits we hope to achieve. This could adversely affect our earnings.

Goodwill on acquisitions and intangible assets, including brands and client relationships, accounted for on the balance sheets of acquired companies may be subject to adjustment.
      We have a large amount of goodwill on our balance sheet reflecting our acquisitions. Due to the nature of our business, our most important assets are intangible assets. We conduct annual appraisals of goodwill on acquisitions to determine whether value has been impaired. The assumptions used to estimate future earnings and cash flows for the purpose of these valuations may prove to be incorrect and actual results may differ. If we were to recognize such value impairments, the resulting loss in book value could have a negative impact on our earnings and financial condition.

Internal controls may prove difficult to implement.
      We operate on a decentralized basis with a large number of legal entities operating independently of one another, mostly for sales and client relationship reasons. As a result, the implementation of reliable, standardized procedures throughout our operations may take longer than in other companies or in other sectors. If we are unable to implement reliable, standardized procedures and internal controls in a timely manner, our ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the SEC may be adversely affected, which could have a material adverse impact on our business, financial condition and the market value of our securities.

We may not achieve announced numerical targets.
      We have publicly announced a number of financial and operating targets related to growth and operating margin rate1, among other things. Our targets are used for internal purposes to assess performance, but should not be considered as projections or guidance as to what we expect actual results to be. Our ability to achieve these targets are subject to a number of risks and other factors, including, among other things, the risks described in this “Item 3. Key Information — Risk Factors.”

We are exposed to a number of risks from operating in developing countries.
      We conduct business in a number of developing countries around the world. The risks associated with conducting business in developing countries can include slower payment of invoices, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. In addition, commercial laws and regulations which may apply in many of these countries can be vague, arbitrary, contradictory, inconsistently administered and retroactively applied. It is, therefore, difficult to determine with certainty at all times the exact requirements of these laws and regulations. Non-compliance, true or alleged, with applicable laws in developing countries could have a negative impact on our prospects, business, results of operations and financial condition.

Downgrades of our credit ratings could adversely affect us.
      On December 14, 2005, we obtained our first ratings of BBB+ by Standard & Poor’s, and Baa2 by Moody’s Investors Service (“Moody’s”). Any ratings downgrade may adversely affect our ability to access capital on the same terms as we have currently and would likely result in higher interest rates on any future indebtedness.

Currency exchange rate fluctuations and interest rate and market risk may negatively affect our financial results.
      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our consolidated financial statements are presented in euros. Therefore, when we prepare our consolidated financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. We are also subject to interest rate risk. See Item 5 “Operating and Financial Review and Prospects”, Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and notes 22 and 26 of the notes to our consolidated financial statements included elsewhere herein for additional information related to our exposure to exchange rate and other market risks.

      1 The operating margin rate is defined as operating margin divided by revenue, in each case as determined under currently applicable IFRS.

The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.
      Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of our ADSs. Specifically, as the relative value of the euro against the U.S. dollar declines, each of the following values will also decline:

•	the U.S. dollar equivalent of the euro trading prices of our ordinary shares on Euronext, which may consequently cause the trading price of our ADSs in the United States to also decline;

•	the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in France of any of our ordinary shares withdrawn from the depositary arrangement; and

•	the U.S. dollar equivalent of cash dividends paid in euros on our ordinary shares represented by our ADSs.

It may not be possible for shareholders to effect service of legal process, enforce judgments of courts outside of France or bring actions based on securities laws of jurisdictions other than France against Publicis, its executive officers or members of its supervisory or management boards.
      Publicis and a majority of its executive officers and members of its supervisory and management boards are residents of France and other countries other than the United States. In addition, many of the assets of Publicis and such persons are located in whole or in substantial part outside of the United States. As a result, it may not be possible for you to effect service of legal process within the United States upon us or most of such persons, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, judgments of U.S. courts, including those predicated on the civil liability provisions of the U.S. federal securities laws, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us or such persons in the United States may not be able to require us or such persons to pay the amount of the judgment.

The ability of holders of our ADSs to influence the governance of our company may be limited.
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

Some provisions of French law and our statuts (by-laws) could have anti-takeover effects.
      French law requires any person who acquires more than 5%, 10%, 15%, 20%, 25%, one-third, one-half, two-thirds, 90% or 95% of our outstanding shares or voting rights to inform us within 5 days of crossing the threshold percentage. A person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. Shareholders who fail to comply with these requirements may be deprived of voting rights for a period of up to five years and may, in some cases, be subject to criminal fines. In addition, our statuts (by-laws) provides double voting rights for shares owned by any shareholder in registered form for at least two years. Our statuts further provide that any person who acquires or disposes of more than 1% of our outstanding shares or voting rights must inform us within 15 days of crossing the threshold percentage and that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with these requirements may be deprived of voting rights. Finally, our shareholders have authorized our management board to increase our capital in response to a third-party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management. Giving effect to the provisions of our statuts that gives double voting rights to shares owned by the same shareholder in registered form for at least two years, we estimate that the chairperson of our supervisory board, Ms. Elisabeth Badinter, owns approximately 17.2% of the voting power of our company.

We are subject to corporate disclosure standards that are less demanding than those applicable to some U.S. companies.
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
HISTORY AND DEVELOPMENT OF THE COMPANY
      The legal name of our company is Publicis Groupe S.A. and its commercial name is Publicis. Our company is a société anonyme, a form of corporation. It was incorporated in France in 1938, pursuant to the French commercial code, for a term of 99 years. Our registered office is located at 133, avenue des Champs-Elysées, 75008 Paris, France, and the phone number of that office is 33 1 44 43 70 00.
Historical Background
      Founded in 1926 by Marcel Bleustein-Blanchet, our company takes its name from the combination of “Public,” for “Publicité” or advertising in French, with “six” for 1926. Our founder’s object was to turn advertising into a true profession, creating value for society and applying strict codes of ethics and methodology, and in so doing making his business a pioneer for new technologies.
      The new agency quickly made its mark, winning widespread recognition. At the beginning of the 1930s Marcel Bleustein-Blanchet was the first to recognize the power of radio broadcasting to establish brands and became the exclusive representative for sales of advertising time on the French government-owned public broadcasting system. In 1934, following a government ban on advertising on French government-owned public radio stations, he created Radio Cité, the country’s first private radio station.
      In 1935, he teamed up with the Chairman of Havas in a company named Cinéma et Publicité, the first French company specialized in the sale of advertising time in movie theaters, and three years later launched Régie Presse, an independent subsidiary dedicated to the sale of advertising space in newspapers and magazines.
      Following closure during the Second World War, Marcel Bleustein-Blanchet reopened Publicis in 1946, continuing relationships with pre-war clients and going on to win major new accounts with clients such as Colgate Palmolive, Shell and Sopad-Nestlé. Realizing the importance of qualitative research, he signed an agreement with survey specialist IFOP in 1948 and followed this up with the creation of an in-house market research unit. In 1959, Publicis set up its Industrial Information department, a forerunner of modern corporate communications. At the end of 1957, Publicis moved into the former Hotel Astoria at the top end of the Champs Elysées and in 1958 its first Drugstore, set to become a Paris icon, opened on the first floor.
      During the years from 1960 to 1975, Publicis posted rapid growth, benefiting in particular from the beginnings of French TV advertising in 1968 which began with a campaign for Boursin cheese, the first TV-based market launch in France, using the slogan “Du pain, du vin, du Boursin” (bread, wine and Boursin), soon familiar to everyone in France. A few months later, Publicis again demonstrated its capacity for effective innovation, advising Saint Gobain in its successful defense against a hostile takeover bid, the first in France’s history, from BSN. Publicis was admitted to the Paris stock exchange in June 1970, 44 years after its foundation.

      In 1972, our headquarters building was destroyed by fire and we had to rebuild it. We began pursuing a strategy of expansion in Europe through acquisitions the same year. With the acquisition of the Intermarco network in the Netherlands, followed by that of Farner in Switzerland in 1973 and the creation of the Intermarco-Farner network to back the expansion of major French advertisers in other parts of Europe. In 1977, Maurice Lévy was appointed Chief Executive Officer of Publicis Conseil, our main French business, and in 1987 Marcel Bleustein-Blanchet decided to overhaul our governance structures with a Supervisory Board and Management Board replacing the Board of Directors. He became Chairman of the Supervisory Board and Maurice Lévy was named Chairman of the Management Board.
      In 1978, Publicis made a move into the U.K. with the acquisition of McCormick, and by 1984 had 23 operations around the world. In 1988, it formed a worldwide alliance with Foote, Cone & Belding Communications (“FCB”) in the U.S., which merged with Publicis’ European network. A growing international presence benefited from the association with FCB to raise our profile with U.S. advertisers. Growth accelerated in the 1990s, when highlights included the acquisition of FCA!, France’s number-four communications network, followed by its merger with BMZ to form our second European network under the name FCA! BMZ. In 1995, Publicis’ alliance with FCB was terminated.
      On April 11, 1996, Publicis’ founder died and his daughter, Elisabeth Badinter, replaced him as the head of the Supervisory Board. Maurice Lévy increased the drive to build an international network and offer clients the fullest possible presence in markets around the world.
      The U.S. was a prime focus from 1998 on, reflecting a strategic commitment to building our presence in the English-speaking world, particularly in the world’s largest advertising market. At the same time, the pace of acquisitions accelerated, taking on an increasingly worldwide scope to cover Latin America and Canada, and subsequently the Asia-Pacific region, the Middle East and Africa. Acquisitions included Hal Riney, then Evans Group, Frankel & Co (relationship marketing), Fallon McElligott (advertising and new media), DeWitt Media (media buying) Winner & Associates (public relations) and Nelson Communications (healthcare communications).
      In 2000, Publicis acquired Saatchi & Saatchi, a business with a worldwide reputation for talent and creativity. This was a major milestone in its expansion in both Europe and the U.S.. In September that year, Publicis was listed on the New York Stock Exchange.
      In 2001, Publicis Groupe set up ZenithOptimedia, a major international contender in media buying and consultancy, by bringing together its Optimedia subsidiary with Zenith Media, which was previously equally owned by Saatchi & Saatchi and the Cordiant group.
      In March 2002, Publicis announced its acquisition of the U.S. group, Bcom3, which controlled Leo Burnett, D’Arcy Masius Benton & Bowles, Manning Selvage & Lee, Starcom Mediavest Group and Medicus, and held a 49% interest in Bartle Bogle Hegarty. In connection with these transactions, Publicis also established a strategic partnership with Dentsu, the leading communications group in the Japanese market and a founding shareholder of Bcom3.
      With this acquisition, Publicis Groupe took its place in the top tier of the advertising and communications industry, ranking fourth worldwide based on reported revenues with operations in 104 countries over five continents.
      In the years from 2002 to 2005, Publicis successfully completed the integration of the BCom3 and Saatchi & Saatchi acquisitions, reorganized many of its entities, and at the same time made complementary acquisitions to build a coherent offering matching advertisers’ needs and expectations. In 2004, Publicis Groupe became a member of the CAC 40 index, the main benchmark for the French stock market.
PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES
      Historically, our principal capital expenditures had been associated with acquisitions of other advertising and communications firms as a result of our strategy of global expansion. Following our acquisition of Bcom3 in 2002, we adopted a more selective acquisition strategy.

      In 2003, the Group slowed its acquisitions strategy in order to focus on the integration of the Bcom3 acquisition and to conserve the Group’s liquidity during a year when there were material charges related to restructuring transactions. Our capital expenditures in 2003 related primarily to the acquisition of a 25% interest in ZenithOptimedia, held by Cordiant, which amounted to €  107 million. This transaction occurred following the acquisition of Cordiant by WPP in 2003. Thus, following the acquisition, Publicis held 100% of ZenithOptimedia, strengthening its position as a worldwide leader in advertising and communications, as it also held a 100% interest in Starcom MediaVest. Moreover, the Group re-acquired a minority interest in Starcom Motive, a U.K. entity of Starcom MediaVest group. There were no other material acquisitions in 2003. During 2003, other capital expenditures were limited to earnouts and the acquisition of the shares of minority shareholders in Publicis’ agencies.
      Capital expenditures related to acquisitions, earnouts and minority interests were approximately € 200 million in total in 2003. We invested an additional € 118 million in other property, plant, equipment and intangible assets (net of disposals) in 2003. The Group acquired a few of its own shares in 2003 and spent €  7 million for such purchases.
      In 2004, we continued our strategy of making smaller and selective acquisitions in order to prioritize debt reduction and the improvement of our financial ratios. Our main acquisitions were Thompson Murray, a U.S. shopper-marketing agency (which employs a marketing technique that allows the client to reach the consumer at the point of purchase) that is now a key component of our Saatchi & Saatchi X marketing services network, and the purchase of a majority interest in United Campaigns, Publicis Worldwide’s partner agency in Russia. We also acquired an event communications agency in the U.S. and made earnout payments and acquired minority interests in various agencies, parts of which had been acquired in the past, such as Triangle Group, Grupo K/Arc, Media Estrategia, and ECA2. These acquisitions involved capital expenditures of approximately € 104 million in total. We also invested an additional €  104 million in other property, plant, equipment and intangible assets (net of disposal). The Group hardly acquired any of its own shares in 2004.
      In 2005, Publicis pursued its strategy of targeted expansion with the acquisition of a 50.1% majority interest in Freud Communications, a leading U.K. public relations agency; the acquisition of eventive, the top event marketing specialist in Germany and Austria; and the acquisition of PharmaConsult, a leader in healthcare communications in Spain. Acquisition outlays totaled € 42 million. Publicis also made earnout and buyout payments for minority interests in various subsidiaries in Europe, Asia and North America amounting to a total of €  29 million.
      Publicis also sold several equity interests held by its Médias & Régies Europe entity in 2005, for a total amount of € 98 million. These included 50% of the equity of each of JC Decaux Netherlands, VKM, SOPACT and Promométro, and 33% of Métrobus (France). As a result of the foregoing, proceeds, net of acquisitions, totaled € 27 million in 2005. Total investments in tangible and intangible assets, net of divestments, were limited to €  75 million in 2005. The Group did not acquire any of its own shares during the 2005 financial year.
      In September 2005, Publicis announced the existence of exploratory talks with Aegis plc (“Aegis”), a U.K. group, and in October indicated that it did not intend to make an offer at that stage since it did not believe that an offer would be in the best interests of its shareholders. However, without having given any firm commitment Publicis reserved its right to reverse its position if a third party announced its intention to make an offer for Aegis or if the Aegis Board of Directors expressed agreement or made a recommendation.
      In 2006, the Group acquired a 60% majority interest in Solutions Integrated Marketing Services, the leading marketing services agency in India. The Group also announced an agreement to acquire 80% of Betterway Marketing Solutions, one of the largest marketing services agencies in China. This transaction is subject to Chinese regulatory approval.
      For information concerning our level of ownership in the foregoing acquired agencies, and our other subsidiaries as of December 31, 2005, see note 33 to our consolidated financial statements. We have made no material divestitures since the beginning of 2003, except as described above and in Item 5 “Operating and

Financial Review and Prospects — Overview and Outlook for 2006” and there are no material divestitures currently in progress.
      There have been no public takeover offers by third parties in respect of our shares since January 1, 2005, nor, except as described under “— Historical Background,” have we made any public takeover offers in respect of other companies’ shares since that date.
BUSINESS OVERVIEW
      Since its acquisition of Bcom3 in 2002, Publicis Groupe has ranked fourth in communications worldwide, behind Omnicom, WPP and Interpublic based on reported revenues. We currently have operations in 196 cities in 104 countries on five continents and we had more than 38,000 employees as of December 31, 2005.
      Publicis also holds a leadership position in each of the world’s 15 largest advertising markets, except Japan, and is one of the top communications groups in Europe, North America, the Middle East, South America and Asia. In Japan, Publicis has access to the Japanese market through our strategic partnership with Dentsu, which we established in 2002.
      While internal management, reporting and compensation systems are not organized by discipline, Publicis Groupe does provide the financial markets with information concerning the relative weight of different business lines solely for the purpose of allowing sector comparisons. The Group’s principal business lines consist of traditional advertising, SAMS and media services, which represented 46%, 28% and 26% of 2005 revenues, respectively, and 55%, 22% and 23% of our 2004 revenues, respectively, and which are described in greater detail below:

•	Traditional advertising services. We provide traditional advertising services primarily through the Publicis, Saatchi & Saatchi and Leo Burnett networks. We also conduct our traditional advertising operations through smaller units, such as Fallon, our 49% interest in Bartle Bogle Hegarty, a U.K.-based agency, Marcel and the Kaplan Thaler Group.

•	Specialized agencies and marketing services. In addition to traditional advertising services, we provide specialized communications services such as public relations, corporate and financial communications, healthcare communications (aimed to answer the specific needs of the pharmaceutical industry), direct marketing, sales promotion, CRM (“Customer Relationship Management”), interactive communications, events communications and design. Such services, collectively referred to herein as “SAMS”, are provided through various subsidiaries, including Publicis Dialog, ARC Worldwide, Publicis Healthcare Communications Group (PHCG), Publicis Public Relations and Corporate Communications Group (PRCC), and Publicis Events Worldwide. These specialized communications services are generally provided in conjunction with traditional advertising services.

•	Media services. We conduct media buying operations through PGM Publicis Groupe Media, Starcom MediaVest Group, ZenithOptimedia and Denuo, which was recently formed to advise on new media. Our media sales activities are conducted in France through Médias & Régies Europe.
Strategy
      With our acquisition of Saatchi & Saatchi in 2000, and our acquisition of Bcom3 and formation of a partnership with Dentsu in 2002, we became a world leader in the advertising and communications industry in terms of geographical presence, array of services and flexibility. Our strategy is that of a top tier global advertising and communications group, rather than a small and specialized company. Our overall priority is to build and maintain a “holistic relationship” between our clients and us and to increase on a country-by-

country basis our geographical presence and the scope of services we provide to clients, through both acquisitions and by creating new teams. The main components of our strategy are to:

•	Expand our SAMS operations — specialized agencies and marketing services
      We intend to grow our existing SAMS operations by making selective acquisitions and by providing direct marketing, sales promotion, CRM (Customer Relationship Management), corporate communications, financial communications, interactive communications and public relations services. We believe that providing these services will help us to build and maintain a “holistic relationship” between us and our clients and to take advantage of these trends.

•	Increase our geographical presence and service offerings
      We rank among the top advertising and communications firms in most of the major countries in which we operate, and we believe this gives us a visibility that is useful in the competition for new clients. We may make selective acquisitions in order for us to strengthen our position of market leadership in these countries. In addition, we may expand our presence through acquisitions in emerging economies, which we believe are promising and where demand for advertising services is growing, such as Asia (China, India), South America (Brazil, Mexico) or Eastern Europe (Russia).
SERVICES AND BUSINESS STRUCTURE
      We provide a full range of advertising and communications services, designing a customized package of services to meet each client’s particular needs. These services generally fall into three major categories: traditional advertising, SAMS and media services.
Traditional Advertising

Services
      Traditional advertising services principally involve the creation of advertising for products, services and brands. They may also include strategic planning involving analysis of a product, service or brand compared to its competitors through market research, sociological and psychological studies and creative insight. The creation of advertising includes the writing, design and development of concepts. When a concept has been approved by a client, we supervise the production of materials necessary to implement it, including film, video, radio, advertising in newspapers, internet or interactive media, including cell phones, print, audio and electronic materials. Our advertising programs involve all media, including television, magazines, newspapers, cinema, radio, outdoor, electronic and interactive media.

Business Structure
      Our primary networks — Publicis, Saatchi & Saatchi and Leo Burnett (each having different cultural backgrounds, methods and creative styles) — provide traditional advertising services, but each has some SAMS operations as well.

•	Publicis. This network, headquartered in Paris, operates in 83 countries around the world, including Europe and the United States, and is comprised of agencies (including Publicis & Hal Riney, Burrell Communications and Bromley Communications), as well as Publicis Dialog with operations in 36 countries, in order to provide a holistic offering.

•	Saatchi & Saatchi. This network headquartered in New York, operating in 80 countries around the world, consists principally of Saatchi & Saatchi agencies, as well as Saatchi & Saatchi X, a worldwide marketing services network organization (shopper’s marketing) operating mostly in the U.S. It also includes The Facilities Group, a U.K. group that provides a range of technical and creative services in the areas of design, audiovisual production and print.

•	Leo Burnett. Headquartered in Chicago, the Leo Burnett network operates full service advertising agencies in 83 countries around the world. It also operates a number of SAMS units that focus primarily on direct, database and interactive marketing and sales promotion under ARC Worldwide.
      The Group also includes multihub creative networks and regional advertising agencies (each having different structures and creative styles), in order to satisfy specific client requirements.

•	Fallon. This network is headquartered in Minneapolis and has offices in London, Sao Paulo, Hong Kong, Tokyo and Singapore.

•	Bartle Bogle Hegarty (BBH). This U.K.-based network, in which we have a 49% interest, is located in London and has offices in Singapore, Tokyo, New York and Sao Paulo.

•	Others. Other units in this category include the Kaplan Thaler Group in New York, Marcel in Paris, and Beacon Communications in Tokyo.
SAMS

Services
      The full range of specialized communications services we offer complements our traditional advertising activities. Services provided by our SAMS operations include:

•	Direct marketing/customer relationship management. CRM focuses on building clients’ relationships with individual customers through the use of direct marketing techniques and other means, as opposed to traditional advertising services which target groups of consumers or the public at large. Through our CRM operations, we assist clients in creating programs to reach individual customers and enhance brand loyalty. In addition, we provide the appropriate tools and database support to maximize the efficiency of those programs.

•	Sales promotion. Our sales promotion operations seek to increase sales and awareness of clients’ products and consumer loyalty through point-of-sale promotions, coupon programs and similar means.

•	Healthcare communications. We have a network of agencies that work exclusively with clients in the healthcare industry to reach consumers and doctors and other medical professionals through advertising campaigns, medical conferences and symposia, and other means. These agencies also provide marketing services such as public relations, consulting and sales personnel recruitment and training.

•	Multicultural and ethnic communications. Some of our agencies have developed expertise in creating advertising and communications services aimed at specific ethnic groups, particularly African-Americans and Hispanics in the U.S.

•	Corporate and financial communications. We provide corporate and financial communications services designed to help clients deliver their message to investors and the public and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

•	Human resources communications. Through our human resources operations, we create employee recruitment-related advertising, including classified advertising and campaigns to improve a client’s overall image with prospective applicants for companies seeking job applicants and recruiting firms. We also assist clients in developing internal communications programs.

•	Public relations. Our public relations services are designed to assist clients with the management of their ongoing relations with the press and the public. These services include: (i) strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors, (ii) product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers, and (iii) media relations services, which help clients enhance their brand recognition and image.

•	Design. Our design services are intended to enhance the visual symbols that affect a client’s image and to ensure that the design and packaging of products are consistent with the means used to market them.

•	Interactive communications. Our interactive communications services consist primarily of website and intranet design, Internet-related direct marketing and related services and banner advertisement design.

•	Events marketing. We organize events for our clients, such as sales force conventions and business events (trade shows, meetings, exhibitions and opening ceremonies) in order to promote a corporate image consistent with the client’s strategic objectives.

•	Sports marketing. We plan and execute events and marketing programs for our clients around major sporting events to enable them to communicate with their consumers or their business partners (sponsorship, hospitality packages and marketing rights).

•	Production and pre-press. Technologies used for the execution of advertising and communications programs including photography studios, printing and audio and video facilities, as well as digital signage and digital asset management services.

Business Structure
      We provide SAMS both through independent entities within the Group and through entities which are part of our traditional advertising networks. Such entities work either for their own clients or for clients of other Group entities. Our SAMS business units include the following:

•	Direct marketing CRM/sales promotion/digital communications. ARC Worldwide, Publicis Dialog and Saatchi & Saatchi X.

•	Healthcare communications. Publicis Healthcare Communications Group.

•	Corporate and financial communications, public relations, human resources communications, design. PRCC* (Publicis Consultants, Manning Selvage & Lee and Freud Communications).

•	Multicultural and ethnic communications. Bromley Communications, Burrell Communications, Vigilante and Lápiz.

•	Events communications. Publicis Events Worldwide.

•	Sport marketing. iSe International Sports & Entertainment AG (“iSe”), a joint venture with Dentsu Inc.

•	Production, prepress. Capps, Mundocom, WAM, MarketForward.

*	Publicis announced in April 2005 the creation of Publicis Public Relations and Corporate Communications Group (PRCC) with 1,300 employees carrying out these services in 25 countries under the brands Publicis Consultants, Manning Selvage & Lee and Freud Communications. PRCC is not a new company, and did not result in the merger of agencies. It is a management board whose purpose is to improve the service offerings to clients, similar to PGM (Publicis Groupe Media).
Media Operations

Services
      Our media operations services include the use of media planning analysis to ensure the use of the most effective forms of media and the purchasing of the best suited advertising space for our clients. We also run a separate media sales service for specific advertising media. Such services are described in more detail below.

•	Media planning. Our media planning operations use computer software and data analysis related to consumer behavior and audience analysis of different media to build the most effective plan to conduct an advertising or communications strategy, tailored to the marketing objectives, the target audience and the budget of our clients.

•	Media buying. Our media buying operations purchase media space for our clients (including television, print, radio, Internet, and cell-phones) necessary to implement clients’ strategies, using our experience and buying power to obtain favorable rates and terms and conditions for our clients.

•	Media sales. Our media sales operations sell advertising space in outdoor media, print, radio and movie theaters to advertising and media buying firms on behalf of media companies. In some instances, they sell space to advertising and media buying operations that are part of our group. They do so, however, on an arm’s-length basis, dealing with those businesses on the same terms as other customers.

Business Structure

•	Media planning and buying. Publicis Groupe Media (PGM) is comprised of ZenithOptimedia Group and Starcom MediaVest Group. ZenithOptimedia conducts media services operations in 53 countries around the world. It has a strong presence in the U.K., the U.S., Germany, France and Spain. Starcom MediaVest conducts media services operations in 71 countries around the world, with a particularly strong presence in the U.S.

•	Media sales. We conduct media sales activities through Médias & Régies Europe and its subsidiaries, including Métrobus (poster advertising in France), Régie 1 (radio in France), Médiavision (movie theater advertising internationally, though mainly in France), and Médiavista (screens located in shopping centers in France and the U.S.).
Headquarters
      Publicis Groupe S.A. is our holding company whose main purpose is to provide advisory services to Group companies. The total cost of such services to all of the operating entities of the Group amounted to €  50 million in 2005, which was allocated to the operating entities of the Group on the basis of their relative revenues. The holding company holds the medium and long term debt of the Group.
Markets
      We conduct operations in 104 countries and 196 cities around the world. Our primary markets are Europe and the U.S. Below, we show the contribution of selected geographical markets to our revenue for the years ended December 31, 2005 and 2004* (in millions of euros):

Year*	Europe	North America	Rest of the World	Total

2005	1,647	1,763	717	4,127
2004	1,584	1,633	615	3,832

*	2003 data is not shown as it has not been adjusted for the application of IFRS and is therefore not readily comparable.
Clients
      We provide advertising and communications services to a large number of prestigious clients that include both national and global leaders in their industries, with approximately half of our revenues stemming from international clients whose accounts are managed in more than five countries. Our largest single client, Procter & Gamble, accounted for approximately 10% of our consolidated revenues in 2005, while our five largest clients together accounted for approximately 26% of our consolidated revenues in 2005 and our ten largest clients accounted for approximately 34% of our consolidated revenues in 2005.
      Payment terms are in accordance with general practice and, where applicable, regulations in the various countries where we operate.

      Revenues from, and contracts with, different clients vary from year to year. Nevertheless, longstanding clients account for a particularly high proportion of Publicis Groupe’s revenues.
      Our largest clients in 2005 were as follows:

Publicis
Cadbury, Coca-Cola, Deutsche Telekom, Fidelity, Hewlett-Packard, L’Oréal, Nestlé, Pernod Ricard,	Procter & Gamble, Renault, Sanofi-Aventis, Sprint, Telefonica, UBS, Zurich Financial

Leo Burnett
Allstate, ConAgra, Fiat, General Motors, Hallmark, Kellogg’s/Keebler, McDonald’s,	Nintendo, Philip Morris, Procter & Gamble, Samsung, Visa International, Walt Disney

Saatchi & Saatchi
Bel Group, Carlsberg, Diageo/Guinness, General Mills, Mead Johnson,	Novartis, Procter & Gamble, T-Mobile, Toyota/Lexus, Visa

Starcom MediaVest Group
Allstate, Coca-Cola, General Motors, Kellogg’s/Keebler, Kraft, Mars, Miller Beer,	Morgan Stanley, Philip Morris, Procter & Gamble, Sara Lee, Sun Microsystems, Walt Disney

ZenithOptimedia
Hewlett-Packard, JP Morgan Chase, Kingfisher, L’Oréal, Nestlé,	Puma, Richemont, Sanofi-Aventis, Toyota, Verizon
Research Programs
      The various entities making up the Publicis Groupe have developed different methodologies of analysis and research, in particular concerning consumer behavior and sociological developments. They have also developed software and other tools to assist them in serving clients. Most of these tools concern the media-planning businesses of ZenithOptimedia and Starcom MediaVest and the identification of the most effective channels to reach their clients’ target groups. Others are integrated into agencies’ strategic planning, playing a key role in the unique brand positioning of each advertising agency and agency network, while still others are used for computerized processing of clients’ marketing data, an activity conducted through our MarketForward entity. Several of these tools required significant investment in development or cooperation with outside suppliers.
      The main tools used in advertising are Context Analysis and The Holistic Difference in the case of the Publicis network; The Brand Belief System in the case of Leo Burnett; and The Strategic Toolkit, the Story Brief, Inside Lovemarks (in association with QiQ) and Saatchi & Saatchi Ideas Superstore in the case of Saatchi & Saatchi. In media consultancy, ZenithOptimedia uses Zoom and Touchpoints tool sets, and Starcom MediaVest uses, among others, Tardiis, Innovest, Media Pathways, the Media Scopes range, BattleField, Brand Contact Audit and Consumer Contact Audit, Market Contact Audit under license from Integration, Passion Groups, and The Brand Library and Brand Impactor together with Wear-out. Finally, MarketForward offers clients Siren and BroadGuard systems.
      Our group policy in this area is described in note 1.2 of the consolidated financial statements.
      The Company does not believe that it is materially dependent on patents and/or manufacturing processes.
Competition
      The advertising and communications industry is highly competitive and we expect it to remain so. Our competitors run the gamut from large multinational companies to smaller agencies that operate in local or regional markets. New participants also include systems integrators, database marketing and modeling companies, telemarketers and internet companies offering technological solutions to marketing and communications issues faced by clients. We must compete with these companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Increased competition could have a negative impact on our revenue and results of operations.
      Since 2002, following the acquisition of Bcom3, Publicis Groupe has been the fourth largest global advertising and communications group based on reported revenues, behind its three larger competitors: Omnicom Group, Inc., WPP Group plc and the Interpublic Group. We also compete with a number of independent local advertising agencies in markets around the world and SAMS businesses that focus on specialized areas of communications services.
      Advertising and communications markets are generally highly competitive, and we continuously compete with national and international agencies for business. We expect that competition will continue to increase as a result of multinational clients’ increasing consolidation of their advertising accounts with a very limited number of firms.
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

      In many countries, the advertisement and marketing of certain products is subject to strict government regulations and self-regulatory standards, including tobacco, alcohol, pharmaceutical products and food products. New regulations or standards imposed on such products could have an adverse impact on our operations.
Seasonality
      Clients’ advertising and communications expenditures typically fluctuate in response to actual or expected changes in consumer spending. Because consumer spending in many of our major markets is typically lower in the beginning of the year, following the holiday season, and in July and August, the most popular vacation months in Europe and North America, than at other times of the year, advertising and communications expenditures are typically lower during these times as well. Accordingly, our results of operations are often stronger in the second and fourth quarters of the year than they are in the first and third quarters.
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
Organizational Structure
      We conduct our operations through approximately 850 direct and indirect subsidiaries. Information concerning our principal consolidated subsidiaries is provided in note 33 to our consolidated financial statements.
Property, Plants and Equipment
      We conduct operations in 196 cities around the world. In general, we lease, rather than own, the office properties we use. As of December 31, 2005, we owned real property assets with a net book value of €  198 million. Our principal real property asset is the building we own and use as our headquarters at 133 avenue des Champs-Elysées in Paris. We use approximately 12,000 square meters of office space in the building for advertising and communications activities and approximately 1,500 square meters of commercial property are occupied by the Publicis Drugstore and two public cinemas.
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
      The net book value of assets under capital leases in the consolidated balance sheet is € 103 million at December 31, 2005. The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt, a Paris suburb, and the Leo Burnett office building in Chicago. Leo Burnett’s capital lease contract is in respect of assets valued at €  109 million (gross value), depreciable over 30 years, which has been valued by an independent expert. The office building is located at 35 West Wacker Drive in Chicago, Illinois, United States.

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
OVERVIEW AND OUTLOOK FOR 2006
      Our company grew dramatically in the 2001-2003 period, becoming one of the fourth largest advertising and communications groups in the world based on reported revenues. This growth resulted primarily from acquisitions. Although market conditions were generally weak over much of the period, improvement in the performance of our existing businesses made some contribution to our growth as well. Overall market conditions improved significantly in 2004 and 2005, such that, when combined with strong new business performance, Publicis Groupe was able to generate strong organic growth.
      We believe our prospects for 2006 are favorable. Part of the growth in 2006 is expected to be driven by the scale of new business booked in 2005. In addition, stronger growth in France and Germany, as well as the effect of sporting events (e.g. Soccer World Cup Football Championship and Winter Olympics) is expected to support stronger European operations.
      On December 14, 2005, Publicis Groupe adjusted its objective of a 17% operating margin rate set under French GAAP for 2008 to reflect the application of IFRS. As a result, the target for operating margin rate in 2008 has now been set at 16.7%. This target is based on the following hypotheses:

•	revenues in line with market trends

•	savings and improvement in operating income representing € 80 million, including:

•	54% from improvements in operating margin rates in certain countries, geographical regions and areas of business;

•	37% from new initiatives to control costs, in particular pooling of administration and related resources on emerging markets, savings through centralized purchasing of services and equipment, and more efficient use of production resources;

•	9% from optimization of administrative expense with the implementation of Shared Service Centers, which provide service support for Group entities.
      Overall, this program is expected to entail reorganization costs amounting to a total of € 40 million and investments totaling €  20 million, principally for information systems, over the implementation period. Implementation began in 2005.
      Also on December 14, 2005, Publicis Groupe announced a series of optimum financial ratio targets established on an IFRS basis, including:

•	Average net debt(1)/ operating margin before amortization and depreciation: below 1.5

•	Net debt(2)/ shareholders’ equity: below 0.5

•	Interest cover (i.e., operating margin before amortization and depreciation/cost of net financial debt): over 7
      (1) Average net debt is the annual average of monthly average net debt.
      (2) A table showing the elements of net debt can be found in note 22 of the consolidated financial statements.

      Publicis intends to focus future investments and acquisitions in the following areas: specialized communications, in particular direct marketing, public relations, event marketing, Customer Relationship Management, interactive communications, healthcare communications and databases. Publicis believes that acquisitions of businesses operating in these fields will provide a strong base to expand its holistic offerings and make them generally available to its clients. Geographically, targeted acquisitions are expected to focus on high-growth markets such as China, India and other parts of Asia, Latin America and Russia.
      2005 was a year of record new business and marked acceleration in growth for Publicis Groupe. Management believes that the current pace of growth results from the implementation of its strategy and the creation of appropriate organizational structures to deal with the acquisitions made at the beginning of the decade. Management believes that its offering matches the strategic needs of advertisers. The transformation of 1996, when Publicis became a single worldwide network, followed by the acquisition of Saatchi & Saatchi in 2000 and Bcom3 in 2002, have radically changed the shape of our group, giving us the capacity to meet all of our clients’ advertising and communications needs. It was an essential objective of our strategic plan, and we can today confirm that this plan has become a reality. We have the resources necessary to help advertisers deal effectively with a radically new media environment marked by constant change and create ties to increasingly elusive consumers. We believe that our 2005 performance reflects the leverage that results from the breadth, depth and quality of our offering.
      During the year, trends remained positive in North America, the Asia-Pacific region, Latin America and the Middle East. In Europe, overall moderate growth continued in the U.K., France, Germany, Spain and Italy, although growth rates varied from country to country. The Netherlands were an exception to the general trend.
      Against a backdrop of favorable market trends, Publicis Groupe turned in a satisfactory performance in terms of both revenue growth and new business. Organic growth showed what we consider to be a significant shift from earlier trends, holding well above the levels of previous years. It reached 6.8% for the full 2005 financial year. Momentum was mainly from major new accounts booked at the end of 2004 and in early 2005, in particular by media and healthcare communications agencies, although advertising also contributed to the growth. Net new business2 remained at exceptional levels, with Publicis Groupe setting a new record of $9.8 billion (€  7.8 billion) in 2005. This performance has been one of the best in the market, with the Group listed as first and second worldwide in net New Business in the rankings by Bear Stearns and Lehman Brothers (New Business Scorecard), respectively.
      The significant accounts we won in 2005 include the following:

•	Publicis Rogers Communications in Canada; Voyages-sncf.com and sncf.com in France; Fidelity in Asia; Playtex/ Wonderbra and Hewlett-Packard (marketing services) in Europe; Wellpoint and TUMI in the U.S.; Jacob’s, Nobel Biocare and VisitLondon in the U.K.; Nestlé Waters/ Acqua Panna in Italy; and Nestlé multibrand promotion 2006 in Brazil.

•	Leo Burnett ConAgra/ Egg Beaters, Reddi-Whip, Turner Classic Movies and Western Union in the U.S., Samsung (global branding) and Washington Mutual in the U.S.; and Monster.co.uk in the U.K.

•	Saatchi & Saatchi Ameriprise in the U.S.; Dr. Martens in the U.K.; Toyota/ Prius and Hybrid Synergy Drive in China; Bacardi/ Dewar’s worldwide; P&G/ Millstone Coffee and Novartis/ Excedrin in the U.S.; and Standard Life in the U.K.

•	Other advertising networks and agencies Fallon’s new accounts included KitchenAid Home Appliances, Sony, Vanguard and NBC Universal in the U.S.; Volkswagen/ Jetta and Passat in Japan; and More Th>n in the U.K.
        The Kaplan Thaler Group (U.S.)’s new accounts included Revlon and Office Depot in the U.S.

      2 Net new business is the estimated annualized media advertising expenditure on accounts won (net of losses) from new or existing clients. This information does not originate from our financial reporting, but is rather an estimate from trade publications.

•	Starcom MediaVest Group LG in Europe; General Motors, Mattel and Simmons in the U.S.; P&G/ Gillette worldwide; and Washington Mutual in the U.S.

•	ZenithOptimedia JP Morgan Chase and L’Oréal/ Maybelline in the U.S.; Richemont in Europe and the U.S.; L’Oréal CPD in Greater Europe; Nestlé in Spain, France and Russia; L’Oréal in Canada; DaimlerChrysler in Spain; and Lloyds TSB in the U.K.
      The most important accounts lost during the year were:

•	Schering-Plough+GsK/ Levitra in the U.S.; BMW, Dyson, U.S. Army and Morgan Stanley in advertising

•	the COI (Central Office of Information) in the U.K. in media consultancy and media buying.
      Publicis Groupe also consolidated its reputation for creative flair, once again placing second at the Cannes International Advertising Festival, with 66 Lions. While all of Publicis’ main networks won awards, the top scorer was Saatchi & Saatchi with 22 Lions. The Gunn Report ranks the Group second worldwide for awards not only in 2005 but also over the seven years from 1999 to 2005.
      At the operational level, highlights for the year included the creation in April of Publicis Public Relations and Corporate Communications Group, or PRCC, a management board for all our public relations entities, which include Publicis Consultants and Manning Selvage & Lee. PRCC’s main purpose is to offer clients the best possible resources in this area, making the most of synergies between entities that had previously operated separately. In September 2005, PRCC was joined by Freud Communications, a major U.K. public relations agency in which Publicis acquired a 50.1% interest. The Group also launched Marcel, a new agency concept within the Publicis network, to expand its offering and better meet the needs of certain clients. The Group sold to JC Decaux its full 50% interests in each of JC Decaux Netherlands, VKM and SOPACT, as well as 33% of Métrobus, in which Publicis Groupe remains the majority shareholder. At the end of the year, Publicis Groupe announced the strategic SAMS acquisitions of Solutions Integrated Marketing Services, India’s number-one marketing services agency, which closed in 2006, and eventive, a major agency in events communications on the Austrian and German markets. Lastly, in March 2006 Publicis Groupe announced that it had agreed to acquire 80% of Betterway Marketing Solutions, one of the largest marketing services agencies in China, subject to regulatory approval.
      At the end of the year Publicis won investment-grade status from the world’s two leading ratings agencies with ratings of BBB+ from Standard & Poor’s and Baa2 from Moody’s. Both rated the outlook stable. These ratings mean that Publicis Groupe is among the best-placed European businesses in its industry. They reward dedicated efforts to reduce debt, generate more cash and enhance balance-sheet transparency. A major focus of 2005 was a continued drive to simplify and refinance the balance sheet. This involved an offer for the early redemption of Publicis’ OCEANE convertible bonds maturing in 2018, which led to the redemption of 62.36% of the nominal amount of the issue and thus eliminated the potential for future dilution associated with the possible issue of approximately eleven million shares. We also made our first-ever straight bond issue for an aggregate amount of €  750 million maturing in seven years. This issue was over-subscribed three times. The proceeds were used to finance the early redemption of a large part of the OCEANE convertible bonds. At the beginning of 2006, holders of these bonds exercised a part of their put options, eliminating a further 6.5% of the issue and thus the potential for the issue of 1.1 million shares.
      In January 2006, Publicis also made a public offer to purchase all 27,709,748 outstanding equity warrants, which were issued in connection with the Bcom3 acquisition in 2002. This offer, which closed on February 14, 2006, resulted in the purchase and cancellation of 22,107,049 equity warrants, representing almost 80% of the outstanding equity warrants, for a total amount of €  199 million. As of March 31, 2006, there were 5,602,699 issued and outstanding equity warrants.

Other Factors
      Among the factors that could cause our results of operations to differ materially from our expectations are those described under “Key Information — Risk Factors.”
BASIS OF PRESENTATION
Presentation of Financial Information
      Until 2004, we prepared our consolidated financial statements in accordance with French GAAP. As of 2005, all European listed companies are required to prepare their consolidated financial statements in accordance with IFRS as adopted by the European Union. Thus, the 2005 consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union and the comparative 2004 numbers have been adjusted to reflect the application of IFRS. A detailed explanation of the transition to IFRS and the impact on our financial statements is given in note 32 to the consolidated financial statements. We do not believe the differences between the IFRS as adopted by the European Union and the IFRS as issued by the International Accounting Standards Board had any impact on Publicis’ consolidated financial statements. In accordance with General Instruction G of Form 20-F, the discussion below is based on Publicis’ audited financial statements prepared in accordance with IFRS for the years ended December 31, 2005 and 2004.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of our consolidated financial statements. We base our estimates on our experience and on various other assumptions deemed reasonable, the result of which form the basis for making judgments about the carrying values of our assets and liabilities. Actual results may differ significantly from these estimates. The estimates and assumptions about future events and other uncertainties related to end-of-period estimates that we believe have the greatest risk of causing a material adjustment to the carrying amounts of assets and liabilities in a future financial year are described below. In addition, our financial statements contain a summary of our significant accounting policies (See note 1 to the consolidated financial statements).

Allowance for Doubtful Accounts
      The risk of uncollectibility of accounts receivable is primarily estimated on a case by case basis and is based on prior experience with the client and the past due status of doubtful debtors and other factors that include ability to pay, bankruptcy and payment history. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.

Business Combination and Impairment of Goodwill and Other Long Term Intangible Assets
      Under French GAAP, business combinations were generally accounted for as purchases. However, the acquisition of Saatchi & Saatchi in 2000 was accounted for in accordance with the alternative method called “Pooling of interests”. In accordance with the exemption permitted by IFRS 1, Publicis elected to not restate the prior classification and methods used for business combinations that took place before the IFRS transition date.
      Under IFRS all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.
      Under IFRS we evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that impairment in value may have occurred. Our goodwill impairment tests include judgements regarding assumptions relating to the level of testing, future cash flow and discount rates. The level we identify for impairment testing and the criteria we use to determine which groups should be aggregated also require judgement. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may result in changes to the level of testing in future periods. To determine whether goodwill is impaired, we use valuation techniques that involve estimating cash flows for future periods and discounting these cash flows to determine value in use. The use of different assumptions for our cash flow estimates could affect the amount of any impairment losses recognised. We also use significant judgement to determine the discount rate.
      Intangible assets include principally customer relationships and trade names. Intangible assets with indefinite lives not subject to amortization (mainly trade names) are tested for impairment in the same manner as goodwill as described above. Intangible assets with definitive lives subject to amortization (mainly customer relationship) are amortized on a straight line basis with estimated useful lives generally ranging from 13 to 40 years and are tested for impairment whenever events or circumstances indicate that a carrying amount of an intangible asset may not be recoverable. If the total of the expected future discounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset in the period the impairment is identified.
      Under U.S. GAAP there is a two-step impairment test for goodwill and intangible assets with indefinite lives. In the first step, we are required to make estimates regarding the fair values of reporting units (assets and liabilities, including recorded and unrecorded intangible assets) in determining whether goodwill impairment might exist. To the extent the first step indicates a possible impairment of goodwill, the second test is performed and consists of comparing the fair values with the carrying amount of the reporting unit’s goodwill in determining the amount of the impairment charge. We use valuation techniques to determine some of the fair values, which involve the same judgements as mentioned above regarding cash flows and discount rates.

Deferred Taxes
      We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. We recognise deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax asset to be recovered. This is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact our financial position and net income.

Revenue Recognition
      Revenue recognition of advertising and communications services is made at the date of communication and publication. A written agreement with the client (purchase order, letter or contract) indicating the nature and the amount of work to be performed is a prerequisite for any recognition of revenue. The Group’s revenue recognition policies are summarized below:

•	For commission based customer arrangements (excluding production), revenue from advertising creation and media buying services is recognized at the date of publication or broadcast.

•	For other customer arrangements, including project based arrangements, fixed fee arrangements and time-based arrangements: revenue is recognized in the accounting period in which the service is rendered. Revenues under fixed fee arrangements are recognized on a straight-line basis which reflects the nature and the scope of services rendered. Revenues under time-based arrangements are recognized on the basis of work performed.

•	For fees based on performance criteria, revenue is recognized when the performance criteria have been met and the customer has confirmed that this is the case.

Contingent Purchase Price Payments Related to Acquisitions
      The majority of our acquisitions include an initial payment at the time of closing and provide for additional contingent purchase price payments over a specified time. The contingent payments, or earnouts are calculated based on estimates of the future financial performance of the acquired entity, the timing of the exercise of these rights, changes in foreign currency exchange rates and other factors. Earn-out payments are either recorded as an increase to goodwill or expensed as compensation based on the acquisition agreement and the terms of employment for the former owners of the acquired businesses. Earn-out payments are recorded within the financial statements once the contingent acquisition obligations have been met and the consideration is distributable.

Stock-Based Compensation
      A fair value approach is used in determining the award value of stock-based employee compensation in accordance with IFRS 2. We currently utilize the Black-Scholes option valuation model to determine the fair value of option awards. This valuation model utilizes several assumptions and estimates such as expected life, rate of risk free interest, historical volatility and dividend yield. If different assumptions and estimates were utilized to determine the fair value, our actual results of operations and cash flows would likely differ from the estimates used and it is possible that differences and changes could be material. Additional information about these assumptions and estimates appears in note 28 to our consolidated financial statements.
      For U.S. GAAP purposes stock options are valued using the intrinsic value method as prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25). This has resulted in a difference in the deferred compensation expense between IFRS and U.S. GAAP.

Pension
      Inherent to the valuation of our pension liabilities and the determination of our pension cost are key assumptions, which include employee turnover, mortality and retirement ages, discount rates, expected long term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each financial year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statement of income, in accordance with IAS 19.

Restructuring Reserves
      When appropriate, we establish restructuring reserves for severance and termination costs and lease termination and other exit costs related to our restructuring programs. We have established reserves for restructuring programs initiated mainly in connection with Bcom3 and Saatchi & Saatchi acquisitions. The reserves reflect our best estimates for the costs of the plans. However, actual results may differ from the estimated amounts. Comparison of actual results to estimates may materially impact the amount of the restructuring charges

Contingent Liabilities
      Legal proceedings and tax issues covering a range of matters are pending in various jurisdictions against us. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against us often raise difficult and complex legal issues. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

Organic Growth
      When comparing our performance between years, we estimate the impact that foreign currency exchange rate changes, acquisitions and dispositions, and organic growth have on reported revenue. Organic growth represents the increase in revenue excluding the effects of changes due to acquisitions and dispositions and the effects of foreign exchange rate changes, and is computed as follows:

•	We apply current year foreign exchange rates to prior year local currency revenue figures, excluding the effects of changes due to acquisitions and dispositions in the following manner:

•	for entities acquired in the current fiscal year, we include current year revenue figures in the prior year’s comparative revenue figures, in order to exclude the effect of acquisitions; and

•	for entities sold in the current fiscal year, we exclude prior year revenue in order to show a comparable scope of consolidation in both fiscal years.

•	then, the organic growth rate is the ratio of current year revenue to adjusted prior year revenue. See the following table for more detail.

Total

(€ millions)
2004 IFRS	3,832
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	27
Other changes in scope of consolidation	5
2004 Revenue at comparable exchange rates and scope of consolidation	3,864
Organic growth(1)	263
2005	4,127

(1)	in percentage terms, organic growth was 6.82%, calculated by dividing € 263 million by € 3,864 million (2004 revenue at comparable exchange rates and scope of consolidation).
      Our management believes that discussing organic growth provides a better understanding of our revenue performance and trends than reported revenue because it allows for more meaningful comparisons of current period revenue to that of prior periods. In addition, organic growth is a key performance indicator generally used in the industry.
      Organic growth is unaudited and is not a measurement of performance under U.S. GAAP or IFRS and may not be comparable to similarly titled measures of other companies.
RESTATEMENT OF PRIOR PERIOD
      In 2005, Publicis Groupe became aware that, under U.S. GAAP, deferred tax liabilities had not been recorded with respect to the trade names recognized in conjunction with the Bcom3 acquisition. Accordingly, the Group computed the effect on goodwill, deferred tax liabilities and cumulative translation adjustments as if the deferred tax liabilities had been properly recorded upon the acquisition of Bcom3 in 2002. For U.S. GAAP purposes, the recognition of the deferred tax liabilities (for an amount of €  131 million, before cumulative translation adjustments, as at December 31, 2003) and corresponding increase in goodwill caused the Group to re-calculate its historical goodwill impairments and to record an additional goodwill impairment charge related to Leo Burnett for the year ended December 31, 2003 in the amount of €  87 million. The following table sets forth the effects of the restatement on our shareholders’ equity and net income in 2004.

	As of December 31, 2004
	(and for the year then ended)

	As Previously	Impact of
	Reported	Restatement	Restated

	(In millions of euros)
Goodwill	4,281	44	4,325
Deferred tax liabilities (non-current)	542	126	668
Total shareholders’ equity	2,484	(82)	2,402
Net income	346	—	346
CONSOLIDATED OPERATIONS — 2005 COMPARED TO 2004
Statement of Income

Revenues
      Consolidated revenues of Publicis for the year ended December 31, 2005 was € 4,127 million, an increase of 7.7% from € 3,832 million in the year ended December 31, 2004. The principal reason for the increase was organic growth (6.8%), with additional revenue contributions attributable to acquisitions net of disposals limited to € 5 million, while the impact of conversion of revenues of companies outside the euro zone into euros was slightly positive for the first time since the first half of 2002, contributing €  27 million. The dollar average exchange rate against the euro remained stable from 2004 to 2005.
      Organic growth reached 3.9% growth in the first quarter, 8.0% growth in the second quarter and 6.2% growth in the third quarter, 8.6% growth in the fourth quarter.
      The 6.8% overall growth included organic growth of 3.8% in Europe, 8.0% in North America and 11.2% in the rest of the world.

Operating Margin
      Group operating margin before amortization and depreciation was € 765 million in the year ended December 31, 2005, compared to € 699 million in the year ended December 31, 2004, showing a rise of 9.4%. Personnel expenses amounted to €  2,454 million, or 59.5% of revenues, in the year ended December 31, 2005. This figure (both in relative and absolute terms), which includes the cost of stock options as required under IFRS, was slightly higher than 2004, when the percentage of revenues was 59.3%, due primarily to the recruitment of personnel to service new accounts as well as a raise in the level of expertise on some teams. On the other hand, other operating charges as a percentage of revenue fell 50 basis points (from 22.5% of revenues in 2004 to 22% of revenue in 2005), rising from 862 million euros in 2004 to 908 million euros in 2005, due in large part to cost-cutting measures undertaken by the Group during previous periods. Shared resource centers are now in operation in eleven countries, which countries together represented 78% of consolidated revenues, and several agencies in Latin America and Asia have pooled resources to eliminate redundancies, particularly with respect to office space. Total operating expense (personnel expenses and other expenses) as a percentage of revenues was down 30 basis points in 2005.
      Depreciation and amortization was little changed from the previous year, standing at €  116 million in the year ended December 31, 2005, but declined as a proportion of revenues, easing from 3.1% to 2.8%, a figure reflecting the limited capital intensity of the sector.
      Operating margin rose 11.9% from € 580 million in 2004 to €  649 million in 2005. During the same period, operating margin rate (defined as operating margin over total revenues) rose 60 basis points from 15.1% to 15.7%. This improvement in the operating margin rate reflects satisfactory conversion to profit of additional revenues in the year, improved margins on some businesses such as Healthcare Communications

(Publicis Healthcare Communications Group) and progress towards optimization of operations and organization.

Operating Income
      After amortization of acquisition-related intangibles, which was slightly lower in the 2005 financial year, the statement of income for the 2005 financial year shows a € 33 million charge for impairment and € 59 million in non-current income, of which the bulk came from € 80 million capital gains (which included the sale of JC Decaux, VKM, SOPACT, and certain interests in Métrobus) and a capital loss of €  22 million recognized in connection with the early redemption of 62% of the OCEANE 2018 convertible bond issue.
      Operating income thus came to € 652 million in the 2005 financial year, nearly doubling from € 326 million in 2004. In 2004, operating income included an impairment charge of € 215 million, comprising € 123 million for brands, mainly concerning Fallon, Frankel and Nelson, and € 92 million for goodwill on various acquisitions made at the end of the 1990s, and other non-current charges amounting to €  10 million.

Other Income Statement Items

Cost of Net Financial Debt and Other Financial Expense
      Total interest expense, consisting of the cost of net financial debt and other financial expense, totaled (€ 92) million in 2005, showing a € 22 million decline from (€  114) million in 2004, primarily as a result of a decline in charges for net financial debt over the year.

Income Taxes
      The tax rate was 32% in the 2005 financial year (compared to 36.5% in 2004). This reflects the continuation of the efforts to optimize tax positions and simplify legal structures that began in the wake of the Bcom3 acquisition. The tax charge for the year was € 157 million in the 2005 financial year compared with €  112 million in 2004 (excluding a positive net deferred tax impact from the OBSA and CLN transactions, and excluding net deferred tax assets recorded upon transition to IFRS).

Net Income
      Contributions of companies accounted for by the equity method doubled in 2005 from the previous year to reach € 11 million, a result largely attributable to improved contributions from iSe and BBH, while minority interests remained practically unchanged at € 28 million. Consolidated net income, excluding minority interests, thus came to € 386 million in 2005, showing a rise of 38.8% from € 278 million in 2004. In 2004, the consolidated net income included €  198 million of positive impact related to the OBSA and CLN transactions, as well as to the transition to IFRS.

Earnings Per Share
      Net earnings per share came to € 1.83, or € 1.76 after full dilution, which reflected increases from the previous year of 38.6% and 36.4%, respectively. On the basis of Headline earnings per share (before amortization of intangibles related to acquisitions, impairment and capital gains (or losses) related to the disposal of JC Decaux Netherlands, VKM and SOPACT, the disposal of 33% of Métrobus and to the 2018 OCEANEs), the diluted net earnings per share was € 1.62, 30% more than in 2004. Headline earnings per share is considered by us and our investors to be a key measure of overall earnings performance. It is unaudited and is not a measurement of performance under U.S. GAAP or IFRS and may not be comparable to similarly titled measures of other companies. See note 9 of the consolidated financial statements for a reconciliation of Headline earnings per share.

Review by Region
      Revenues showed increases in organic growth in all parts of the world where the Group operates, including a 3.8% increase in Europe, an 8.0% increase in North America, and an 11.2% increase in the rest of the world.

      Accounts booked in 2004 and early 2005 fueled organic growth in a number of countries, while growth in North America benefited from vigorous increases in media business and healthcare communications in 2005. Operating margin rate also increased in all three regions in 2005.

Europe
      Organic growth in Europe as a whole reached 3.8% in 2005, resulting in revenues of €  1,647 million in 2005. Most networks made positive contributions, other than Leo Burnett, which was impacted by deep cuts in Fiat’s spending on a number of markets and management changes that affected business in a number of countries in continental Europe. Strongest performances were from Saatchi & Saatchi, Starcom MediaVest, ZenithOptimedia and, to a lesser extent, Publicis, which benefited from new accounts and increased spending by some existing clients. Growth was quickest in Eastern Europe, particularly in Russia, and Southern Europe, but countries in the north, including France, Germany and the U.K. also showed healthy rises compared to previous years. The only decline in 2005 was in the Netherlands.
      Operating margin rate on business in Europe as a whole increased 50 basis points primarily due to reduced operational costs and optimization of organization.

North America
      Organic growth reached a robust 8.0% in 2005, with revenue up to €  1,763 million in 2005. The increase was primarily due to increased media buying and consultancy (ZenithOptimedia and Starcom MediaVest) and healthcare communications, which benefited from large new accounts booked in 2004 and early 2005. These included Nestlé, Sanofi-Aventis, JP Morgan Chase, Mattel and General Motors (in the fourth quarter of 2005) in media and Sanofi-Aventis, Takeda, AstraZeneca and Schering Plough in healthcare. Advertising agencies also had an excellent year, with particularly good showings from Saatchi & Saatchi, benefiting from accounts with Toyota, Ameriprise and Novartis, Publicis and Kaplan Thaler Group, which won the Revlon account. Leo Burnett, where a new management team took over at the beginning of 2005, won a number of new accounts, including Samsung, Western Union, Turner Classic Movies, American Girl, Diageo and ConAgra, but these were still not on a scale to offset the residual effects of accounts lost in 2004, which included Lexmark, Gateway and Toys “R” Us, as well as fluctuations in spending by existing clients. Fallon suffered a steep decline in revenues following the loss of the Subway account in 2004 and, more recently, BMW, Dyson and Lee Jeans, as well as major shifts in management teams. In Canada, Publicis booked the Rogers Communications account, but this was partly offset by cuts in spending by other clients.
      Operating margin rate in North America rose 30 basis points, benefiting in particular from more efficient use of office space.

Rest of the World
      Organic growth in the remainder of the world reached 11.2% overall, including 10.3% in the Asia-Pacific region, 9.7% in Latin America and 17.7% in Africa and the Middle East taken together. Revenues totaled €  717 million in 2005, with positive growth contributions from the Group’s three main networks driven by new business booked locally and strong demand, in particular from international clients. Advertising agency networks and media buying and consultancy networks both did well. Highest growth rates were recorded in China, India, Mexico and Argentina.
      This geographical division improved operating margin rate 170 basis points as a result of effective leveraging of additional revenues and optimization of administration.
LIQUIDITY
      We meet our need for liquidity primarily through a combination of cash generated from operations and bank loans.

      Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities amounted to € 620 million in 2005 compared with € 777 million in 2004. Working capital requirement showed a further improvement of € 74 million after a € 264 million improvement achieved in 2004. This rewards continued efforts to enhance the efficiency of cash management that have been deployed since 2003 under the Focus on Cash program. Other significant items included € 30 million in restructuring expense, down from € 79 million in 2004. Tax paid rose from € 114 million in 2004 to € 167 in 2005 as a result of higher income, while the difference with the amount appearing in the statement of income is partly due to the utilization of earlier loss carryforwards. Interest paid amounted to € 93 million in 2005 compared with € 73 million in 2004, a rise principally due to the reimbursement amounted to €  23 million related to the 62% replacement of the 2018 OCEANE in February 2005.
      Net cash from investing activities includes the acquisition and disposal of tangible and intangible assets, net investment in financial securities, and the acquisition and disposal of businesses. Net cash outflows related to investing activities were € 41 million in 2005, compared with € 243 million in 2004. Net capital expenditure was limited to € 75 million compared with € 101 million in 2004 — 1.8% of 2005 revenues compared with 2.6% in 2004. Acquisitions net of disposals generated a net cash balance of €  27 million. Transactions during the period included the acquisition of a majority interest in Freud Communications in the U.K., the acquisitions of eventive in Austria and Germany and of Pharmaconsult in Spain, increased interests together with earn-out and buyout payments in a number of agencies and divestment of interests held by Médias & Régies Europe in JC Decaux Netherlands, VKM, SOPACT and Promométro together with 33% of Métrobus.
      Net cash from financing activities includes dividends, changes in debt position, share repurchase programs and warrants issued. Financing activities resulted in a cash inflow of € 220 million in 2005 compared to a cash outflow of € 931 million in 2004. Dividends paid in 2005 amounted to € 74 million. Finally, the € 750 million bond issues allowed early redemption of 62.36% of the 2018 OCEANE convertible issue for € 464 million, the remainder of the proceeds having contributed to a steep rise in cash, up from € 1,014 million at December 31, 2004 to €  1,885 million at the same date in 2005.
      The Group had access to cash resources totaling € 1,609 million at December 31 through credit lines, including a multi-currency facility in an amount of €  1 billion expiring in December 2009.
      Cash management has been reinforced with domestic cash pooling structures in the group’s main countries of operation and in 2006 a further step forward is planned with the introduction of international cash pooling, centralizing cash management for the group as a whole. Cash resources are for the most part held by subsidiaries in countries where funds can be freely transferred and centralized.
      On December 14, 2005, Publicis obtained investment-grade ratings of BBB+ from Standard & Poor’s and Baa2 from Moody’s. Both rated the outlook stable. We believe this will allow for further improvement in our financing structure as regards both terms and opportunities.
      At December 31, 2005 there were no rating triggers or financial covenants applying to short-term bank credit, the syndicated credit line or bond debt.
      With cash close to € 2 billion at December 31, 2005 and available bank facilities amounting to €  1.6 billion, the Group believes that it has the resources sufficient for its operating requirements for the next 12 months.
CAPITAL RESOURCES AND INDEBTEDNESS
      As of December 31, 2005, we had total outstanding financial indebtedness of € 2,137 million, compared to €  1,765 million as of December 31, 2004. For a tabular breakdown of our financial indebtedness by type of instrument and the maturity schedule for such financial indebtedness, please see note 22 to the consolidated financial statements included elsewhere herein.
      Consolidated shareholders’ equity, excluding minority interests, rose from € 1,629 million at December 31, 2004 to € 2,085 million at December 31, 2005. Minority interests declined from €  31 million at

December 31, 2004 to €  20 million at December 31, 2005, primarily due to the sale of the Group’s interest in JC Decaux Netherlands.
      Net financial debt dropped sharply from € 618 million at December 31, 2004 to € 207 million at December 31, 2005, reflecting a steep rise in cash and cash equivalents. Net debt represents total indebtedness (short and long term debt, earnout commitments and commitments to purchase minority interests) minus cash and cash equivalents. Cash and cash equivalents amounted to € 1,980 million at December 31, 2005, up from € 1,186 million at December 31, 2004, which partially offset aggregate indebtedness of € 2.137 million. The ratio of net debt to shareholders’ equity fell from 37% at December 31, 2004 to 10% at December 31, 2005. Average net debt for the year decreased by € 345 million, from € 1,270 million in 2004 to € 925 million in 2005. Gross consolidated debt rose by € 372 million to € 2,137 million at December 31, 2005 primarily due to the combined impact of the straight eurobond issue of € 750 million, the proceeds of which were partly used for the early redemption of approximately 62% of the nominal amount of the 2018 OCEANE convertible issue, and a rise in buyout commitments resulting from acquisitions in the course of the year. In order to hedge its net dollar-denominated assets, and thus to reduce the sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the U.S. dollar, the Group swapped its €  750 million fixed rate Eurobond to $977 million of fixed rate dollar debt. Nearly 90% of gross consolidated debt at the end of 2005 was due in over a year and 55% was due in over five years.
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
      In December 2005, the Group defined a series of optimum financial ratios to serve as a guide for financial policies, in particular regarding acquisitions and dividends. Ratios at the end of the year were well within defined ranges, as shown in the table below.

	Optimum
	Ratio	December 31, 2005

Average net debt/ operating margin before depreciation and amortization	<1.50	1.21
Net debt/shareholders’ equity	<0.5	0.1
Interest cover (operating margin before depreciation and amortization/ cost of net financial debt)	>7	9.81
COMMITMENTS FOR CAPITAL EXPENDITURES
      As of December 31, 2005, we had no material commitments for capital expenditures, other than those relating to earn-out provisions and commitments to purchase minority interests. Commitments to purchase minority interests, as well as earn-out clauses, are identified on a centralized basis and are valued on the basis of contractual clauses and the most recent available data as well as on projections for the relevant figures over the period. Under the earn-out provisions and the commitments to purchase minority interests, we may be required to pay former owners of acquired companies and minority shareholders maximum amounts of € 90 million and €  154 million, respectively. We intend to finance these expenditures through operations and, if necessary, additional bank loans.
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
OFF-BALANCE SHEET ARRANGEMENTS
      Commitments presented below as of December 31, 2005 are gross amounts that have not been discounted to present value.

		Falling Due

		Less than	One to	More than
Contractual Commitments	Total	One Year	Five Years	Five Years

	(Millions of euros)
Commitments given
Operating lease commitments	1,309	290	676	343
Commitments to sell investments	8	8	—	—
Guarantees	113	50	42	21
Total	1,430	348	718	364
Commitments received
Sub-lease commitments(1)	58	10	34	14
Total	58	10	34	14

(1)	Lease rent expense (net of sub-lease income) was M€ 179 in 2005 (as against M€ 186 in 2004).
Guarantees
      These principally comprise:

•	a guarantee given to a bank in the amount of € 30 million, as owner of a 45% shareholding in iSe, since January 2005, to finance the acquisition of the license for the hospitality program for the 2006 World Cup Football Championship from FIFA. In addition, a guarantee was also given to a bank in the amount of € 10 million as support for a line of credit from the bank to iSe. iSe, which was created jointly in 2003 between Publicis (45%) and Dentsu (45%), manages the “Hospitality and Prestige Ticketing” program of the 2006 World Cup Football Championship. See “Additional Information — Material Agreements”.

•	guarantees of payment of property taxes and charges relating to the Leo Burnett building in Chicago, for a total amount of 73 million euros over the period up to 2012.
Other Commercial Commitments

		Following Due

		Less than	One to	More than
	Total	One Year	Five Years	Five Years

	(Millions of euros)
Commitments received
Unutilized credit lines(1)	1,609	574	1,035	—
Total	1,609	574	1,035
Commitments given
Other commercial commitments	—	—	—	—
Total	—	—	—	—

(1)	See “Exposure to Liquidity Risk” in note 22 to our consolidated financial statements.

Commitments Related to Bonds and to ORANEs

Bond Convertible into Interpublic Group (IPG) shares — 2% January 2007
      The terms of this bond provide the option for bearers to request the exchange since June 30, 2003, of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (being a conversion price of 36.74 USD), on the basis of 244.3 shares per bond.
      However, following the exercise of the “put option” in February 2004, only 750 convertible bonds remain in circulation at December 31, 2004. Publicis could thus be required, in case of a request for exchange, to deliver a maximum of 183,223 Interpublic Group shares in redemption of the bond.

OCEANE 2018 — 2.75% actuarial January 2018
      With respect to the 2018 OCEANEs, bondholders may request that bonds be converted, at the rate of one share for each bond (which bonds had a unit value of 39.15 euros on issue), at any time after January 18, 2002 until the seventh business day before the maturity date (January 2018). Publicis therefore has a commitment to deliver, if requests for conversion are made, 6,633,921 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.
      In addition, bondholders have the possibility of requesting early redemption in cash, of all or part of the bonds they own, on January 18 in 2006, 2010, and 2014. The early redemption price is calculated in such a way as to provide a gross annual actuarial yield on the bond of 2.75% at the date of redemption.
      In February 2005, the Group redeemed 62.36% of the 2018 OCEANEs before their maturity date for an amount of € 464 million. In addition in January 2006, a certain number of 2018 OCEANE bondholders exercised their redemption rights, leading Publicis to redeem 1,149,587 bonds for a total amount of €  51 million, including accrued interest. An equivalent number of potential shares was thus eliminated.

OCEANE 2008 — 0.75% July 2008
      With respect to the 2008 OCEANEs, bondholders may request that bonds be converted, at the rate of one share for each bond (with a value of 29 euros on issue), at any time after August 26, 2003 until the seventh business day before the maturity date (July 2008). Publicis therefore has a commitment to deliver 23,172,413 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

ORANEs — Bonds redeemable in new or existing shares — September 2022
      After the redemption of a first tranche of the bonds in September 2005, each ORANE gives a right to receive 17 new or existing Publicis shares, at the rate of one share per year until the twentieth anniversary of issuance of the bond (2022). Publicis therefore has the obligation to deliver 1,562,500 shares each year from 2006 to 2022, for a total of 26,556,193 shares, which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

Equity Warrants
      The exercise of issued and outstanding equity warrants, which could occur at any time between September 24, 2013 and September 24, 2022, would lead to an increase in Publicis’ capital stock.
      On June 3, 2005, Publicis repurchased 52,474 equity warrants at a price of 5.10 euros per equity warrant. On September 30, 2005, Publicis repurchased 189,053 equity warrants at a price of 7.00 euros per equity warrant. Accordingly, the average price paid by Publicis for the 173,411 equity warrants repurchased in the second quarter of 2005 was 5.00 euros per equity warrant and the average price paid by Publicis for the aggregate 241,527 equity warrants repurchased in the third quarter of 2005 was 6.59 euros per equity warrant.

In each case, the equity warrants repurchased by Publicis were cancelled by Publicis. In each case, these equity warrants were repurchased in off-market private transactions organized by bankers in the context of the orderly marketing procedures.
      As of December 31, 2005, after cancellation of the equity warrants repurchased in 2005 by Publicis, Publicis was committed to issuing (in the event that all equity warrants were to be exercised) 27,709,748 shares with a par value of 0.40 euros and a premium of 30.1 euros. Publicis initiated on January 13, 2006, a tender offer in respect of its equity warrants. Prior to this offering, there were 27,709,748 equity warrants issued and outstanding. This offer, which closed on February 14, 2006, resulted in the purchase and cancellation of 22,107,049 equity warrants, representing almost 80% of outstanding equity warrants for a total amount of €  199 million. This transaction will thus enable approximately 22.7 million potential shares that would have been needed to be issued on exercise of the warrants to be eliminated. As of March 31, 2006, there were 5,602,699 issued and outstanding equity warrants. As a result of this tender offer, Publicis is committed to issuing (in the event that all equity warrants remain issued and outstanding after the tender offer) 5,602,385 shares with a par value of 0.40 euros and a premium of 30.1 euros.
      It should be noted that, except as described above, at December 31, 2005 no material commitment, such as a pledge, a guarantee or a mortgage or other security over assets, nor any other material off-balance sheet commitment as defined by current accounting standards or Item 4.E of Form 20-F, exists.
CONTRACTUAL OBLIGATIONS
      The following table summarizes our estimates of amounts due pursuant to contractual obligations to which we were subject as of December 31, 2005.

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

		(In millions of euros)
Long-Term Debt Obligations(1)	1,784	173	605	6	1,000
Capital (Finance) Lease Obligations	112	—	—	—	112
Operating Lease Obligations	1,309	290	383	293	343
Purchase Obligations Reflected on the Balance Sheet under IFRS(2)	154	22	48	45	39
Other Long-Term Liabilities Reflected on the Balance Sheet under IFRS(3)	87	29	43	3	12
Total	3,446	514	1,079	347	1,506

(1)	Long-term debt obligations relate to OCEANEs and ORANEs, our obligations under our 2007 and 2012 notes, bank loans, bank overdrafts and accrued interest. (see note 22 to our consolidated financial statements).

(2)	Purchase obligations relate to standard put options to repurchase minority interests, the value of which has been estimated on the basis of contractual clauses as of the latest available date (see “— Commitments for Capital Expenditures”).

(3)	Other long term liabilities reflected on the balance sheet under IFRS relate to earn-out provisions (see “— Commitments for Capital Expenditures”).
EFFECTS OF FIRST TIME APPLICATION OF IFRS
      The consolidated accounts of Publicis are presented, as required by European law, in accordance with IFRS as adopted by the European Union. In accordance with Instruction G of Form 20-F which allows foreign private issuers such as our company to include only two years of audited consolidated financial statements for their first year of reporting under IFRS, we selected January 1, 2004 as our transition date to

IFRS and have therefore presented adjusted 2004 and 2005 IFRS consolidated financial statements in our Form 20-F for the period ending December 31, 2005.
      Note 32 of the consolidated financial statements included herein sets out the principles retained for the preparation of the opening IFRS balance sheet at January 1, 2004 and describes differences to the French GAAP standards previously applied. It also sets out their financial effects on the opening and closing balance sheets and on results for the 2004 financial year.
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN
IFRS AND U.S. GAAP
      Our consolidated financial statements for 2004 and 2005 were prepared in accordance with IFRS applicable at December 31, 2005 as approved by the European Union, which differ in certain significant respects from U.S. GAAP.
      As a result, under U.S. GAAP, our net income (loss) amounted to € 395 million in 2005 and € 346 million in 2004, compared to € 386 million and € 228 million, respectively, under IFRS. Under U.S. GAAP, shareholders’ equity amounted to € 3,074 million at December 31, 2005 and to € 2,402 (restated) at December 31, 2004, compared to € 2,085 million and €  1,629 million, respectively, under IFRS.
      The effects on the Group’s consolidated net income and consolidated shareholders’ equity of the application of U.S. GAAP are more fully described in note 34 to our consolidated financial statements. The significant differences between U.S. GAAP and the accounting policies applied by the Group are summarized below:
      • OCEANE 2008, OCEANE 2018 & ORANE

Under IFRS, convertible bonds (OCEANE 2008 and OCEANE 2018) and bonds redeemable in shares (ORANEs) are hybrid financial instruments. These financial instruments are comprised of a conversion option (an equity component) recognized in shareholders’ equity and a debt component. The debt component is recognized at fair value at the date of issue. The fair value of the equity component is determined at the date of issuance of the bonds as the difference between the fair value of the bonds and the fair value of the debt component. Under U.S. GAAP, the entire market value, at the date of issue, of the OCEANE 2008 bonds, the OCEANE 2018 bonds, and the ORANEs are recognized as debt.
      • Stock Options

Under IFRS, the fair value of stock options at the date of grant is determined in accordance with IFRS 2 “Share-based Payment” and recognized as personnel expenses over the vesting period. The fair value of options is determined using a Black Scholes valuation model. The Group opted for the exception to retrospective application of IFRS 2, allowed by IFRS 1 “First Time Adoption of IFRS”, and only restated plans implemented subsequent to November 7, 2002, for which options are not vested as of January 1, 2005. Under U.S. GAAP, the Group elected to account for its stock-based compensation plans using the “intrinsic value” method under the guidelines of APB 25.
      • Tangible assets

Under IFRS 1, companies were permitted to recognize adjustments to all or some of their existing assets to record them at their estimated fair values as of January 1, 2004. The Group elected to re-value certain of its assets pursuant to IFRS 1 “First Time Adoption of IFRS”. Under U.S. GAAP, the historical cost of the Company’s assets was not adjusted upon adoption of IFRS.
      • Pension and postretirement benefits

In accordance with the option provided by IFRS 1 “First Time Adoption of IFRS”, existing actuarial gains and losses at January 1, 2004 were recognized directly as a reduction of equity. Under

U.S. GAAP, actuarial gains and losses are amortized over the expected average residual working lives of the beneficiaries.

      In addition, under U.S. GAAP, and as required under Statement of Financial Accounting Standards (“FAS”) 87, a minimum pension liability is required to be recognized, with an offset to an intangible asset or to equity under certain circumstances (when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as calculated by actuarial methods). Under IFRS (IAS 19), minimum pension liabilities are not required to be recognized.
      • Goodwill impairment and amortization

Upon the adoption of IFRS as of January 1, 2004, the gross value of goodwill at the transition date is deemed to be equal to the net value of such goodwill under French GAAP. Under French GAAP, goodwill was amortized on a straight-line basis over a period varying from 10 to 40 years. Subsequent to adoption, goodwill is not amortized but is rather subject to impairment tests performed at least annually, in accordance with IAS 36 “Impairment of Assets”. Under U.S. GAAP, since January 1, 2002, goodwill is no longer amortized in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), but rather is also reviewed at least annually for impairment.
      • Business Combinations

The Group elected to use the exemption allowed by IFRS 1 to not apply IFRS 3 “Business Combinations” to business combinations that took place before the transition date (January 1, 2004). Therefore, the treatment of the following business combinations under French generally accepted accounting principles (“French GAAP”) has been retained in IFRS, which generates the following principal differences with U.S. GAAP:

• Saatchi & Saatchi: under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the alternative method under Article 215 of Rule 99-02 of the Comité de Réglementation Comptable (“CRC”). Under U.S. GAAP, the transaction was accounted for using purchase accounting principles, with Publicis Groupe, S.A. being the acquirer on September 8, 2000. Under U.S. GAAP, the assets and liabilities were recognized at fair value at the date of acquisition (2000).

• Bcom3: under French GAAP the value of the ordinary shares exchanged for Bcom3 stock and ORANEs issued is based on Publicis’ ordinary share price as of the date of acquisition (on September 24, 2000), or € 17.60 per share. Under U.S. GAAP, the value of the ordinary shares is based on the five-day average of Publicis’ ordinary share price of € 36.40 per share (two days before the public announcement of the acquisition on March 7, 2002, the day of announcement, and two days after).

• ZenithOptimedia Group: under French GAAP, 50% of Zenith Media shares, acquired in 2000 in conjunction with the acquisition of Saatchi & Saatchi, were initially accounted for in accordance with the alternative method. They were subsequently recognized at their fair value upon acquisition of an additional 25% share of ZenithOptimedia Group and the formation of the ZenithOptimedia Group in 2001. Under U.S. GAAP, the adjustments related to the acquisition of the initial 50% of ZenithOptimedia Group are reversed, since the Saatchi & Saatchi acquisition was recorded using purchase accounting rules.

• FCA: under French GAAP, the goodwill arising from the acquisition of the FCA Group in 1993, paid for by issuing new ordinary shares was written off through shareholders’ equity. Under U.S. GAAP, such an accounting treatment is not permitted and thus the goodwill resulting from the acquisition was capitalized as an asset in the balance sheet.

• Compensation arrangements: under French GAAP, certain compensation arrangements with former Frankel employees were accounted for as an element of purchase price in purchase accounting. Under U.S. GAAP, to the extent that the compensation is contingent upon continuing employment with the group, it is recognized as compensation expense in the periods in which it is earned.

      Restructuring costs: under French GAAP, restructuring plans implemented in connection with acquisitions must be finalized and quantified within the fiscal year end following an acquisition in order for the related costs to be included in the liabilities assumed. In accordance with U.S. GAAP, restructuring costs related to acquired businesses are expensed in the income statement, unless the amounts are finalized and quantified within one year of acquisition. Additionally, costs related to vacant properties of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed.
IMPACT OF IFRS STANDARDS AND IFRIC INTERPRETATIONS
WHICH ARE PUBLISHED BUT NOT YET IN FORCE
      The Group has analyzed the IFRS standards and amendments and the IFRIC interpretations published and approved by the European Union at December 31, 2005 which are applicable on January 1, 2006 at the latest, as well as such texts that have not yet been approved by the European Union at December 31, 2005. The Group expects that adoption of these texts will not have a material impact on its financial statements in the periods in which they first become applicable.
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
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that Publicis recognizes the cost of share-based payments granted to employees measured at the grant-date fair value of the award. Publicis is required to adopt FAS 123R effective January 1, 2006 to all share-based grants made or modified after June 15, 2005 and for the unvested portion of outstanding share-based grants made prior to June 15, 2005. As permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, we have elected, effective January 1, 2005, to measure our share based payments using a fair value method under SFAS 123 using the transition provisions of SFAS 148. Accordingly, we do not expect the adoption of SFAS 123(R) to have a material impact on our financial statements.
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
      In March 2005, the FASB published Interpretation 47 “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143”, which clarifies the term conditional asset retirement obligation used in FAS 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on Publicis’ consolidated financial statements.

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
      In January 2006, the Emerging Issues Task Force (EITF) issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. This pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. We are required to adopt this pronouncement effective January 1, 2006 and do not expect the adoption of the EIFT 05 -6 to have a material impact on our financial statements.

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
Supervisory Board
      The supervisory board has the responsibility of exercising whatever ongoing supervisory authority over the management and operations of our company it deems appropriate. Throughout the year it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. The supervisory board also reviews the annual accounts prepared by the management board and presents a report on those accounts to the shareholders at the annual shareholders’ meeting. It authorizes the management board to take actions related to strategic decisions, including those related to transactions that could substantially affect the scope of our activities and significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board. Our statuts (by-laws) provide that each member is elected by the shareholders at an ordinary general shareholders’ meeting. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require. Pursuant to our statuts, each member of the supervisory board must own at least 200 of our shares. Under French law and the statuts, the maximum number of supervisory board members is 18. Our supervisory board currently has 15 members.

      The following table sets forth, for each member of our supervisory board, the member’s current function in our company and principal business activities outside of our company, the date the member’s current term of office is scheduled to expire and the date the member joined the supervisory board.

Elisabeth Badinter
Initially Appointed	November 1987 (appointed as chairperson of the supervisory board in April 1996)
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Chairperson of the supervisory board and Chairperson of the supervisory board of Médias & Régies Europe S.A. (France)
Member of the nomination and compensation committee of Publicis Groupe S.A. (France)
Principal Business Activities Outside Publicis	Author

Robert Badinter
Initially Appointed	June 1996
Date of Resignation	March 2, 2006
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Professor Emeritus, University of Paris I (Panthéon-Sorbonne); honorary attorney

Simon Badinter
Initially Appointed	June 1999
Expiration Date of Current Term	June 2011
Principal Function in Publicis	Chairman of the management board, Médias & Régies Europe SA (France);
Permanent representative of Médias et Régies Europe of R.A.T.P-Métrobus Publicité SA (France), Médiavision & Jean Mineur SA (France);
Chairman of the management board of Gestion Omni Media Inc. (Canada) and Chairman of the management board and Chief Executive Officer of Omni Media Cleveland Inc. (USA) and Chairman and Chief Executive Officer of Médias & Régies America Inc. (USA).
Principal Business Activities Outside Publicis	None

Monique Bercault
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director Technical advisor to the chairman of the management board of Médias & Régies Europe
Principal Business Activities Outside Publicis	None

Michel Cicurel
Initially Appointed	June 1999
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director President of the nomination and compensation committee of Publicis Groupe S.A. (France)

Principal Business Activities Outside Publicis	Chairman of the Management Board of: La Compagnie Financière Edmond de Rothschild Banque SA and
Compagnie-Financière Saint-Honoré SA (France);
Chairman of the board of: ERS SA (France), Edmond de Rothschild SGR Spa (Italy), and Edmond de Rothschild SIM Spa (Italy);
Chairman of the supervisory board of:
Edmond de Rothschild Multi Management SAS (France) and Edmond de Rothschild Private Equity Partners SAS (France)*;
Member of the board of:
Banque Privée Edmond de Rothschild (Switzerland), Edmond de Rothschild Limited (U.K.), La Compagnie Financière Holding Edmond et Benjamin de Rothschild SA (Switzerland), La Compagnie Benjamin de Rothschild (Switzerland), Bouygues Telecom SA (France), Cdb Web Tech (Italy), Cir International (Luxembourg)*, Rexecode (Association) (France), and Société Générale SA (France).
Permanent representative of:
Compagnie Financière Edmond de Rothschild Banque (France), Edmond de Rothschild Corporate Finance SA (France), Edmond de Rothschild Asset Management SA (France), Edmond de Rothschild Financial Services (France), Edmond de Rothschild Multi Management SAS (France)*, Equity Vision SA France and Assurances et Conseils Saint-Honoré (France).
Member of the board of Rothschild & Compagnie Banque SCS (France).
Permanent representative of Compagnie-Financière Saint-Honoré on the board of Cogifrance SA (France)
Auditor, Paris-Orléans SA (France)
*Term expired during 2005

Michel David-Weill
Initially Appointed	June 1990
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director Member of the Audit committee of Publicis Groupe S.A. (France).
Principal Business Activities Outside Publicis	Chairman of Lazard LLC (USA)* (until May 2005); President of Maison Lazard SAS (France)* (until May 2005);
President of Malesherbes SAS (France);
Director of the board of: Groupe Danone SA (France), Fonds Partenaires- Gestion (France)*, Lazard Frères Banque (France)*;

Managing Director of Lazard Frères & CO LLC (USA); Chairperson of the supervisory board of Eurazeo SA (France);
Managing partner of:
Lazard Frères SAS* (France) (until May 2005), Partena SCS (France) and Partemiel SNC (France)*;
Manager of:
Parteman SNC (France), Parteger SNC (France)* and BCNA;
Chairman of the nomination and compensation committee of Groupe Danone SA (France).
*Term expired during 2005

Sophie Dulac
Initially Appointed	June 1998 (appointed as vice-chairperson in June 1999)
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director, vice-chairperson
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL (France), and Sophie Dulac Distributions SARL (France);
Chairperson of the board of Les Ecrans de Paris SA (France);
Chairman of Association Paris Tout Court (France).

Michel Halpérin
Initially Appointed	March 2006 (subject to approval of shareholders)
Expiration Date of Current Term	June 2008
Principal Business Activities Outside Publicis	Vice-chairperson of Grand Conseil (2003-2004) de Geneva (Switzerland);
Chairman of Grand Conseil (2005-2006) de Geneva (Switzerland);
Chairman of Human Rights Watch, Geneva International Committee;
Chairman of Amis Suisse de l’Université Ben Gourion du Néguev;
Vice-chairperson of board of BNP PARIBAS SA (Switzerland);
Member of board of Fondation Genève Place Financière.

Yutaka Narita
Initially Appointed	June 2002
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	Principal advisor & chairman of Dentsu Group, Dentsu Inc.;
Chairman of the Japan Advertising Agencies Association;
Chairman of the Japan Audit Bureau of Circulation;
Executive director of FM Japan Ltd.;
Member of the Foundation Board of the Institute for Management Development;
Member of: the French Chamber of Commerce and Industry in Japan, and the Strategic Council on Attractiveness of France;
Professor Emeritus, Beijing University.

Tateo Mataki
Initially Appointed	September 2004
Expiration Date of Current Term	June 2008
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President and chief executive officer of Dentsu Inc.;
Vice president of Japan Marketing Association International Advertising Association Japan Chapter; Organizing Committee for the IAAF World Championship in Athletics 2007;
Chairman of Japan Advertising Agencies Association;
Member of: the Nippon Academy Award Association and The Tokyo Chamber of Commerce and Industry;
Director of:
Tokyo Broadcasting System Television, Inc, Broadcasting of Niigata Inc, Shinetsu Broadcasting Corporation Ltd; Senior Corporate Advisor to Iwate Broadcasting Co., Ltd.

Hélène Ploix
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director Member of the Audit Committee: Publicis Groupe S.A. (France).
Principal Business Activities Outside Publicis	Chairman of:
Pechel Industries Partenaires SAS, Pechel Industries SAS (France), and Pechel Services SAS (France);

Member of the board of:
Lafarge (France)*, BNP Paribas (France), Boots Group Plc (UK), and Ferring (Switzerland)*;
Permanent representative of:
Pechel Industries on the boards of Aquarelle.com Group SA (France), Quinette Gallay SA (France), CVBG-Dourthe Kressman SA (France), Xiring SA (France), and CAE International SA (France);
Permanent representative of Pechel Industries Partenaires: SVP Management et Participations SA (France);
Board observer of Ypso Holding SA (Luxembourg); Manager of Hélène Ploix EURL and Hélène Marie Joseph EURL (France);
*Term expired during 2005

Felix George Rohatyn
Initially Appointed	June 2001
Expiration Date of Current Term	June 2007
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis:	Chairman of Rohatyn Associates LLC (USA);
Director of: LVMH Moët Hennessy Louis Vuitton S.A. (France) and Rothschilds Continuation Holdings AG (France);
Member of supervisory board of Lagardère Group S.A. (France);
Trustee and vice-chairperson of Carnegie Hall (USA).

Robert Seelert
Initially appointed	August 2000
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director and chairman of Saatchi & Saachi Worldwide, Inc. (USA);
Director and chief executive officer of:
Saatchi & Saatchi Holdings Worldwide, Inc. (USA), Saatchi & Saatchi Compton Worldwide, Inc. (USA), Saatchi & Saatchi North America, Inc. (USA), and Zenith Trustees Limited (USA).
Principal Business Activities outside Publicis:	Director of The Stride Rite Corporation

Amaury de Seze
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
Principal Business Activities Outside Publicis	President of:
Financière PAI partners SAS (France) PAI Partners SAS (France), and Financière PAI SAS (France);
Chairman of PAI partners UK Ltd (UK);
Member of supervisory board of Gras Savoye SCA (France);
Director of:
Carrefour SA (France), Eiffage SA (France), Erbé SA (Belgium), Gepeco SA (France), Groupe Bruxelles Lambert SA (Belgium), Groupe Industriel Marcel Dassault SA (France), PAI Europe III General Partner (France), PAI Europe IV General Partner (France), Power Corporation du Canada Holding Ltd. (Canada), Pargesa SA (Switzerland), Vivarte SA (France), Novalis SAS (France) and Novasaur SAS (France);

Henri-Calixte Suaudeau
Initially Appointed	November 1987
Expiration Date of Current Term	June 2006
Principal Function in Publicis	Director of Publicis Conseil SA (France)
Member of the nomination and compensation committee of Publicis Groupe S.A. (France)
Principal Business Activities Outside Publicis	None

Gérard Worms
Initially Appointed	June 1998
Expiration Date of Current Term	June 2010
Principal Function in Publicis	Director
President of the audit committee of Publicis Groupe S.A. (France)
Principal Business Activities Outside Publicis	Managing partner of:
Rothschild et Cie Banque (France), and Rothschild et Cie (France);
Chairman of S.G.I.M. SA (France);
Member of the supervisory board of: Métropole Télévision SA (France), Médias et Régies Europe SA (France), and Paris-Orléans SA (France);
Director of: Editions Atlas SA (France), and Cofide SA (Italy);
Auditor of: Ondéo Degrémont SA (France), and SIACI SA (France).

Business Experience of Supervisory Board Members
      Elisabeth Badinter, born on March 5, 1944, is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and was a lecturer at the Ecole Polytechnique, and is the author of numerous books. She has been a member of our supervisory board since 1987 and its chair since 1996.
      Robert Badinter, born on March 30, 1928, is the husband of Elisabeth Badinter and the father of Simon Badinter. Mr. Badinter has served as the president of France’s Constitutional Court. He has also been a practicing attorney. He has been a professor of law at the Paris I University (Panthéon Sorbonne).
      Simon Badinter, born on June 23, 1968, is the son of Elisabeth Badinter and Robert Badinter. Mr. Badinter joined Médias & Régies Europe in 1991. He is the chairman of the management board of Médias & Régies Europe.
      Monique Bercault, born on January 13, 1931, has held a variety of positions with our company since joining us and she was named head of human resources of Médias & Régies Europe.
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
      Sophie Dulac, born on December 26, 1957, is the niece of Elisabeth Badinter and granddaughter of Marcel Bleustein-Blanchet. Ms. Dulac is the founder and manager of a recruitment counseling company. She has been a member of our supervisory board since 1997 and vice-chairperson of our supervisory board since 1999.
      Michel Halpérin, born in 1948, is currently President of the Grand Conseil de Geneva, Switzerland. An attorney, he was a member of the Conseil de l’Ordre, then Bâtonnier of the Ordre des Avocats of Geneva. Mr. Halpérin has served, in turn, as a representative of the Liberal party on the Grand Conseil of the Republic and Canton of Geneva; as head of the Liberal group in the Grand Conseil; and as Vice-President of the Grand Conseil. He served on a number of parliamentary commissions. A director of several companies, Mr. Halpérin is Vice-President of BNP Paribas (Switzerland); he heads a variety of non-profit associations and has contributed to a wide range of projects.
      Yutaka Narita, born on September 19, 1929, joined Dentsu in 1953. In 1971, he became director of the newspaper/magazine division and later director of one of Dentsu’s account services divisions. He became a member of the Dentsu board of directors in 1981, served as managing director from 1983-1989 and was subsequently promoted to senior managing director. In 1993 he became the ninth president of Dentsu, and, as of June 27, 2002, he became chairman and chief executive officer of Dentsu. Mr. Narita has been principal advisor and chairman of Dentsu since 2004.
      Tateo Mataki, born on March 2, 1939, has been president and chief executive officer of Dentsu Inc. since 2004. Mr. Mataki joined Dentsu in 1962, where he held several positions until he joined the Dentsu board of directors in 1995, first as managing director for the Newspaper and Magazines Divisions, then as senior managing director in charge of Account Services. Named executive vice president in 1999, he became the tenth president of Dentsu in 2002.
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
      Amaury de Seze, born on May 7, 1946, has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as its chairman from 1986 to 1993. From 1990 to 1993, he was also president of Volvo’s European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). He has served on the boards of the French Postal Service, Schneider, Sema Group, Bruxelles Lambert group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage, among others.
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
      Pursuant to our statuts, the management board is appointed by the supervisory board and must have at least two but no more than five members. Our supervisory board may fill any vacancies on the management board within two months. The supervisory board also appoints one of the members of the management board as chairperson. Under French law, the chairperson of the management board is appointed and may be removed as chairperson, at any time by the supervisory board with or without cause. Any member of our management board may be removed by the shareholders or by the supervisory board. The management board meets as often as the interests of our company require and at least once per month. Under French law, members of the management board must be natural persons, but need not be shareholders of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the management board may serve.

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
Director of: Publicis Conseil SA (France), Médiasystem SA (France), Solange Stricker MS&L France SA (France), Groupe Zenithoptimedia SA (France), Publicis Groupe Investissements BV (Netherlands), Publicis Holdings BV (Netherlands), and Publicis Groupe Holdings BV (Netherlands);
Permanent representative of: Publicis Conseil on the board of: Publicis Finance Services SA (France), Publicis Et Nous SA (France), Paname Communication SA (France)*, Carré Noir SA (France), Re: Sources France SAS (France), Loeb & Associés SA (France), World Advertising Movies SA (France), Publicis Koufra SA (France)*, Publicis Cachemire SA (France)* and 2ème Communication SA (France)*;
Permanent representative of Publicis Groupe on the board of Publicis Technology SA (France); Manager of Drugstore Champs Elysées SNC (France)*;
Member of the Management Committee of Multi Market Services France Holdings SAS (France); General Secretary of Publicis Groupe S.A. (France); Executive vice-president of Rosclodan SA and Sopofam SA (France).
*Term expired during 2005
Principal Business Activities Outside Publicis	Chief executive officer of Société Immobilière du Boisdormant SA (France); Acting general director of Rosclodan SA (France) and Sopofan (France);
Manager of SCI Presbourg Etoile (France);
Director of: Gévelot SA (France), P.C.M. Pompes SA (France), Gévelot Extrusion SA (France), and Gurtner SA (France)
President of the Audit Committee of Gévelot SA (France)
Jack Klues
Initially Appointed	January 2005
Expiration Date of Term	December 2007
Principal Function in Publicis	Director
Chief executive officer of Starcom Media Vest Group, Inc. (USA)*;
Chairman of: Starcom Worldwide, Inc. (USA)*;
Director of: Starcom Worldwide SA (France), Starlink Services, Inc (USA), Starcom Worldwide SA de CV (Mexico), and Relay, Inc. (USA)*.

*Term expired during 2005
Principal Business Activities Outside Publicis	Director of Off the Street Club
Maurice Lévy
Initially Appointed	November 1987
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Chairman of the management board, Chairman and chief executive officer of Publicis Conseil SA (France); Chairman, chief executive officer and director of Publicis USA Holdings, Inc. (USA); Member of the supervisory board of Médias & Régies Europe SA (France)
Director of: Optimedia Holdings Limited (U.K.)*, Multi Market Services Limited (U.K.), ZenithOptimedia Group Limited (U.K.), Publicis Communication (Pty) Limited (South Africa), Publicis Johannesburg (Pty) Limited (South Africa)*, Optimedia SA Pty Ltd (South Africa)*, Publicis Communication Pty Limited(Australia)*, Publicis Communication Limited (New Zealand)*, Publicis Canada Inc. (Canada)*, Publicis-Unitros SA (Chile)*, Publicis Ariely Advertising 2000 Limited (Israel)*, Fallon Group, Inc. (USA), MMS USA Holding, Inc. (USA), Publicis USA holdings, Inc. (USA), MarketForward Corporation (USA)*, Publicis & Hal Riney (USA), Publicis.Wet Desert Sdn Bhd (Malaysia)*, Publicis Pakistan Pvt Limited (Pakistan)*, Publicis Ad-Link Group Limited (China)*, Publicis Graphics Group Holding SA (Luxembourg)*, Omagh Pty Limited (Australia)*, Optimedia Australia Pty Limited (Australia)*, Papagena Pty Limited (Australia)*, Publicis Loyalty Pty Limited (Australia)*, Publicis Mojo Pty Limited (Australia)*, Publicis Dialog Pty Limited (Australia)*, Publicis Mojo Limited (New Zealand)*, A.B. Data Limited (Israel)*, Triangle Holdings Limited (U.K.), Asia Baseline Holdings, Inc. (Philippines)
President and director of: U.S. International Holding Company, Inc. (USA)*, and D’Arcy Masius Benton & Bowles, Inc. (USA)* Permanent representative of Publicis Groupe S.A. (France) on the board of Publicis Technology SA (France)*
Principal Business Activities Outside Publicis	President of the Palais de Tokyo, site de création contemporaine (French association under law 1901)
*Term expired during 2005 or during the first quarter of 2006, as applicable
Kevin Roberts
Initially Appointed	September 2000
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director and President of Saatchi & Saatchi Worldwide Inc. (USA)

Principal Business Activities Outside Publicis	Member of the board of: Conill Advertising inc. (USA), Rowland Communications Worldwide, Inc. (USA), Saatchi & Saatchi Compton Worldwide Inc. (USA), Saatchi & Saatchi North America, Inc. (USA), Saatchi & Saatchi Rowland Inc. (USA), Samuncam Disposition N° 4 Corporation (USA), Saatchi & Saatchi Holdings Worldwide Inc. (USA)*, Red Rose Limited (New Zealand), Red Rose Charitable Services Limited (New Zealand), Inspiros Worldwide Limited (New Zealand)*, Lion Nathan plc (U.K.), New Zealand Rugby Football Union (U.K.), North Harbour Rugby Football Union (U.K.), Thomson Murray, Inc. (USA).
*Term expired during 2005 or during the first quarter of 2006, as applicable
Bertrand Siguier
Initially Appointed	June 1999
Expiration Date of Current Term	December 2007
Principal Function in Publicis	Director
President of Multi Market Services France Holdings SAS (France)
Director of: Publicis Cachemire SA (France)*, Publicis Technology SA (France), Publicis Canada Inc. (Canada), Multi Market Services Limited (U.K.), Publicis & Hal Riney (USA), Publicis Hellas Advertising (Greece), Publicis Graphics Group Holding SA (Luxembourg), Publicis Communication Limited (New Zealand), Publicis Mojo Limited (New Zealand), Publicis Graphics Group Holding SA (Luxembourg), Publicis Wet Desert Sdn Bhd (Malaysia), and Publicis Communication (Pty) Ltd (South Africa), Deputy chairman of iSe International Sports and Entertainment AG (Switzerland), Publicis sp.z.o.o. (Poland)
*Term expired during 2005
Principal Business Activities Outside Publicis	Board member of Gantois SA (France), HM Editions (France) Gaumont

Business Experience of Management Board Members
      Claudine Bienaimé, born on November 23, 1939, has been working for our company since 1966 in a variety of management positions, including general secretary of Publicis Conseil and chairperson of Publicis Centre Media. Since 2001 she has been general secretary of our company.
      Jack Klues, born on December 8, 1954, is chief executive officer of Starcom MediaVest Group. He is also a founding member of Publicis Groupe Media, a management board formed in 2004 to oversee and guide our media networks of SMG and ZenithOptimedia. He began his career in 1977 in the Leo Burnett Media department. He rose through the ranks of the media department and was named to the Leo Burnett Company board of directors prior to launching Starcom Worldwide in 1998. He became chairman of the new global company, and then became chief executive officer of SMG when the media companies became sister companies upon the formation of Bcom3.

      Maurice Lévy, born on February 18, 1942, joined our company in 1971 and was given responsibility for our data processing and information technology systems. He was successively appointed general secretary (1973), managing director (1977) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of our company in 1986 and chair of our management board in 1988.
      Kevin Roberts, born on October 20, 1949, joined Cordiant Plc as a director in 1997. In 1999, he became chief executive officer of Saatchi & Saatchi. Mr. Roberts had previously been a group marketing manager for Procter & Gamble, which he left in 1982 to become regional president of Pepsi-Cola Middle East. In 1987, he was appointed regional president of Pepsi-Cola Canada. He became chief operating officer and director of Lion Nathan Limited in 1999.
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
ADDITIONAL INFORMATION
      Except as noted above, there are no familial relationships between any of our directors. We have no agreements with any of our directors providing for benefits to be paid upon termination of employment, nor do any of our subsidiaries have any such agreements, except as described in “Additional Information — Material Contracts — Agreements with Directors” and “Major Shareholders and Related Party Transactions — Related Party transactions.” Except as described under “Additional Information — Material Contracts,” none of our directors were selected pursuant to arrangements or understandings with major shareholders, customers, suppliers or others.

COMPENSATION
      During the 2005 fiscal year, we paid compensation to our directors in the amounts set forth in the following table (amounts are in euros and do not reflect deductions relating to taxes or social charges):

	2005					2004

	Total Gross	Base	Variable	Attendance	Benefits in	Total Gross		Base
	Compensation	Compensation	Compensation	fees	kind(5)	Compensation		Compensation

Management Board
Maurice Lévy	3,060,430	800,080	2,260,350			3,200,073		800,073
Claudine Bienaimé	300,000	120,000	180,000			270,000		120,000
Jack Klues(1)(3)	1,608,439	643,688	952,658		12,093	—		—
Kevin Roberts(1)	2,561,550	804,610	1,733,130		23,810	5,496,604	(6)	805,120
Bertrand Siguier	577,440	327,440	250,000			551,296		301,296
Roger Haupt(1)(9)						5,531,621		764,864
Supervisory Board
Elisabeth Badinter	222,939	182,939		40,000		228,939		182,939
Sophie Dulac	15,000			15,000		10,500
Robert Badinter	15,000			15,000		10,500
Michel David-Weill	10,000			10,000		7,000
Henri-Calixte Suaudeau	40,000			40,000		144,056	(7)	53,647
Monique Bercault	20,000			20,000		14,000
Hélène Ploix	45,000			45,000		38,000
Gérard Worms	45,000			45,000		38,000
Amaury de Seze	10,000			10,000		10,500
Simon Badinter(1)(8)	322,520	154,485	138,677	20,000	9,358	188,088		144,922
Michel Cicurel	30,000			30,000		14,000
Robert L. Seelert(1)	290,543	241,383		15,000	34,160	288,273		241,536
Felix G. Rohatyn	15,000			15,000		10,500
Yutaka Narita	20,000			20,000		10,500
Tateo Mataki(2)	5,000			5,000
Fumio Oshima(4)	10,000			10,000		10,500
TOTAL	9,223,861	3,274,625	5,514,815	355,000	79,421	16,072,950		3,414,397

(1)	Compensation defined and paid in dollars. The conversion into euros was made at an average rate of 1 $ = € 0,80461 in 2005 and 1 $ = € 0,88582 in 2004.

(2)	Mr. Mataki was appointed to the supervisory board on September 9, 2004 to replace Mr. Oshima.

(3)	Mr. Klues was appointed to the Management Board on January 1, 2005.

(4)	Mr. Oshima’s term of office expired on September 9, 2004.

(5)	Benefits in kind do not include the use of official car when it does not constitute material amounts.

(6)	Amount comprised of bonuses related to the period of 2001 to 2003 (pursuant to agreements concluded during the acquisition of Saatchi & Saatchi).

(7)	Retirement pay to Mr. Henri-Calixte Suaudeau (Director of the Real Estate Department until April 30, 2004).

(8)	Variable compensation is subject to the Médias & Régies Europe results.

(9)	Mr. Roger Haupt resigned from the management board effective as of December 31, 2004. His 2004 compensation includes a retirement indemnity.
      Bonuses are paid to our directors based upon the achievement of qualitative and quantitative performance indicators relating to our financial results, as assessed by our compensation committee. See “Additional Information — Material Contracts — Agreements with Directors” for further information concerning the determination of bonuses awarded to certain of our directors. We have no other bonus or profit-sharing plans other than the stock plans detailed in note 28 of our consolidated financial statements included elsewhere herein.
      In addition, the overall provision for post-employment benefits and other long-term benefits of the supervisory board and management board members, including pension, retirement or similar benefits for Publicis’ directors and executives officers, at December 31, 2005 was €  16 million. See note 29 of the consolidated financial statements included elsewhere herein. Our deferred compensation arrangements include agreements with Mr. Roberts and Mr. Levy, as further described in “Additional Information — Material Contracts — Agreements with Directors.”
      The following table shows the stock options that were granted and/or exercised during the period January 1, 2005 to December 31, 2005:

	Stock Options		Average
	Granted/	Title of Stock	Price	Expiration
	Purchased	Option (*)	(in euros)	Date	Plan

Stock options granted from January 1st to December 31, 2005
Monsieur Maurice Lévy	—
Monsieur Kevin Roberts	—
Monsieur Bertrand Siguier	—
Monsieur Jack Klues	—
Madame Claudine Bienaimé	—
Monsieur Robert L. Seelert	—
Stock options exercised from January 1st to December 31, 2005
Monsieur Maurice Lévy	—
Monsieur Kevin Roberts	—
Monsieur Bertrand Siguier	18,690	S	7.09	2007/2008	7th/8th tranches**
Monsieur Jack Klues	—
Madame Claudine Bienaimé	—
Monsieur Robert L. Seelert	—

(*):     A = (existing shares); S = (new shares)
(**) See note 28 of the consolidated financial statements.
      We did not set aside or accrue any material amount of funds to provide pension, retirement or similar benefits for our directors in their capacities as such during the 2005 fiscal year, except with respect to the obligations described under “Additional Information — Material Contracts — Agreements with Directors” and under “Notes to the Consolidated Financial Statements 2005 — note 29 — Related Party Disclosures”. The aggregate amounts set aside or accrued by Publicis in the year ended December 31, 2005 to provide for post-employment benefits and other long-term benefits of the supervisory board and management board members, including pension, retirement or similar benefits for Publicis’ directors and executive officers, was € 16 million, as described above.
BOARD PRACTICES
      Our supervisory board has established an appointments and remuneration committee and an audit committee. The appointments and remuneration committee is currently comprised of Michel Cicurel, Elisabeth Badinter and Henri-Calixte Suaudeau. Michel Cicurel chairs the committee. The committee reviews and makes recommendations to the supervisory and management boards concerning the appointment of managers of our company and our principal subsidiaries and the remuneration of those managers.

      The audit committee is comprised of Gérard Worms, Hélène Ploix and Michel David-Weill, who replaced Jean-Paul Morin after the audit committee meeting held in July 2005. The committee oversees the organization and execution of our audits with a view to ensuring the consistency and accuracy of the financial statements and reviews our financial procedures and the implementation of recommendations of our external auditors. The audit committee is also responsible for reviewing the budget for external audits to be approved by the management board.
EMPLOYEES
      As of December 31, 2005, we employed approximately 38,610 people worldwide. Our employees are distributed geographically and by main category of activity as follows:

	2003	2004	2005

Europe	13,732	14,151	14,412
North America	11,139	11,308	12,158
Rest of World	10,295	10,925	12,040
Total	35,166	36,384	38,610

	2003	2004	2005

Commercial	22%	22%	23%
Creative	17%	17%	18%
Production and specialized activities	15%	15%	15%
Media and research	21%	22%	22%
Administration and Management	17%	17%	16%
Other	8%	7%	6%
Total	100%	100%	100%
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
SHARE OWNERSHIP
      As of December 31, 2005, none of our directors owned 1% or more of our shares except as described under “Major Shareholders and Related Party Transactions — Major Shareholders,” and except for Maurice Lévy, who beneficially owned 4,465,728 of our shares (including 3,000,000 shares owned through sociétés civiles owned by Mr. Lévy and his family), or approximately 2.27% of our total outstanding shares.
      Our directors as a group (excluding Elisabeth Badinter and her children) owned 7,240,714 of our shares, representing approximately 3.68% of our shares as of December 31, 2005. See “Major Shareholders and Related Party Transactions — Major Shareholders” for further information concerning ownership of our shares by Ms. Badinter. Our directors as a group also owned options to subscribe or to purchase 1,983,000 of our shares (532,000 of which are exercisable) as of December 31, 2005. The exercise of 796,000 of these options will be subject to meeting objectives over the course of a 3-year plan. These options have exercise prices ranging from € 4.91 to €  43.55 per share and will expire between 2006 and 2015. See note 28 of the consolidated financial statements.

      The following table contains information regarding the numbers of shares, voting rights and stock options held by Publicis Groupe’s Directors as of December 31, 2005. Two types of stock options are held: those with the right to buy ‘new’ shares if the Company issues additional shares (an anti-dilution measure), and those with the right to buy ‘existing’ shares (does not require the Company to issue new stock in order to exercise).

				Options Held That
				are Exercisable for
				Existing Shares

					Number
		Voting Rights of			That are	Weighted
	Shares of Publicis	Publicis Groupe	Options Held for		Conditional	Average
	Groupe Owned	Owned(1)	New Shares	Total Number	Options(2)	Price

Management Board
Maurice Lévy(3)	4,465,728	8,931,456	195,500	1,120,000	300,000	24.75
Claudine Bienaimé(4)	62,815	125,630	15,500	61,000	51,000	22.40
Jack Klues(5)	—	—		170,000	170,000	24.82
Kevin Roberts(6)	44,000	88,000		200,000	200,000	24.82
Bertrand Siguier(7)	105,000	210,000	6,000	115,000	75,000	25.40
Supervisory Board
Elisabeth Badinter	6,799,320	13,598,640
Sophie Dulac	2,469,460	4,938,920
Robert Badinter	200	200
Michel David-Weill	1,000	1,000
Henri-Calixte Suaudeau	80,381	160,762
Monique Bercault	840	1,680
Hélène Ploix	8,950	13,850
Gérard Worms	340	680
Amaury de Seze	200	400
Simon Badinter	350	700
Michel Cicurel	200	200
Robert L. Seelert(8)	200	200		100,000	—	43.55
Felix G. Rohatyn	1,000	2,000
Yutaka Narita	200	400
Tateo Mataki	200	200

(1)	Reflects impact of double voting rights, as applicable.

(2)	The exercise of these options is subject to meeting certain objectives over the course of a 3-year plan “LTIP” (2003-2005).

(3)	Options held in tranches 9, 11, 15, 16 and 19.

(4)	Options held in tranches 7, 8, 9, 11, 13 and 17.

(5)	Options held in tranche 17.

(6)	Options held in tranche 19.

(7)	Options held in tranche 9, 11, 13, 16 and 19.

(8)	Options held in tranche 10.
      We have a number of stock option plans for the benefit of our directors, managers and other employees. In addition, Saatchi & Saatchi and Nelson Communications had in place stock option plans for their directors and employees before we acquired them. When the acquisitions of each of those firms was completed, options under the relevant plans were converted into options to purchase our shares. See note 28 to our financial statements for a summary of each of the plans we currently maintain.

Item 7.	Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
      As of March 31, 2006, to the best of our knowledge, no person held 5% or more of our shares (a “Major Shareholder”), except as described below. All our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights.
      On March 31, 2006, the percentage ownership in our company by Major Shareholders was as follows:

					Percentage of	Voting Rights
					Voting Rights	Reflecting the Double
					Not Reflecting the	Voting Rights(6)
			Percentage		Double Voting
			Held of		Rights of the	Number	Percentage
Shareholder	Shares Held		Total Shares(5)		Statuts(5)	of Shares	of Shares

Elisabeth Badinter	20,072,339	(1)	10.18	%(1)	10.18%	40,144,678	17.20%
Dentsu	17,665,893	(2)	8.96	%(2)(3)	8.96%	35,056,768	15.02	%(3)
SEP (Dentsu-Badinter)(4)	11,024,983		5.59%		5.59%	11,024,984	4.72%

(1)	Does not include shares held by Dentsu and the SEP with respect to which Ms. Badinter may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report. Including such shares, Ms. Badinter would be deemed to beneficially own 48,763,215 shares, representing 24.73% of our total shares, 24.73% voting rights (not reflecting the double voting right) and 36.94% voting rights (reflecting the double voting rights).

(2)	Does not include shares held by Ms. Badinter and the SEP with respect to which Dentsu may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report. Including such shares, Dentsu would be deemed to beneficially own 48,763,215 shares, representing 24.73% of our total shares, 24.73% voting rights (not reflecting the double voting right) and 36.94% voting rights (reflecting the double voting rights).

(3)	Pursuant to an agreement between our company and Dentsu, its voting rights are capped at 15% of our total voting power.

(4)	This silent partnership was created in September 2004 by Dentsu and Ms. Badinter to implement the 15% limitation on Dentsu’s voting rights. For a description of the SEP, see “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report.

(5)	The percentages are calculated based on our total shares, including the 13,039,764 treasury shares.

(6)	The percentages are calculated based on our total shares, including the 13,039,764 treasury shares and the double voting rights of other shares.
      Below we show the percentage ownership in our company of the persons listed above as of December 31, 2003, 2004 and 2005.

	Percentage of Total Shares(1)

Shareholder	2003		2004		2005

Elisabeth Badinter	10.3	%(2)	10.3	%(2)	10.2	%(2)
Dentsu	18.2	%(3)	9.2	%(3)	9	%(3)
SEP (Dentsu-Badinter)	—		5.5%		5.6%

(1)	The percentages are calculated based on our total shares, including our treasury shares.

(2)	Does not include shares held by Dentsu and the SEP with respect to which Ms. Badinter may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report.

(3)	Does not include shares held by Ms. Badinter and the SEP with respect to which Dentsu may be deemed to be the beneficial owner due to the contractual arrangements described in “Additional Information — Material Contracts — Elisabeth Badinter/ Dentsu Shareholders’ Agreement” in this annual report.
      To our knowledge, except as disclosed above, we are not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and we are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of our company.
Ownership by U.S. Holders
      To the best of our knowledge, as of December 31, 2005, approximately 30 million, or 15.2%, of our shares (including shares represented by ADSs) were held in the U.S. by approximately 850 record holders. To the best of our knowledge, as of December 31, 2005, approximately 16 million and 0.8 million, or 57% and 55%, of our equity warrants and ORANE’s were held in the U.S. by approximately 429 and 428 record holders, respectively.
      Since certain of our ADSs, ordinary shares, equity warrants and ORANEs are held by brokers or other nominees, the number of ADSs and ordinary shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident.
RELATED PARTY TRANSACTIONS
      The following transactions were carried out with related parties in 2005:

		Increase in
	Revenues with	Provision for
	Related Parties(1)	Doubtful Accounts

	(Millions of euros)
Dentsu	(27)	—

(1)	This is the difference between purchases and sales made by the Group with Dentsu. These transactions were carried out at market prices. The purchases and sales were not material for either party, either individually or taken as a whole.

			Payables to
	Receivables on	Provisions for	Related
	Related Parties	Doubtful Accounts	Parties

	(Millions of euros)
Dentsu	9	—	9
      Guarantees provided by the Group in the context of iSe’s financing are set out in note 24 to the financial statements.
Terms and Conditions of Transactions with Related Parties
      In April 2004, a member of the Management Board of our company, Kevin Roberts, indirectly acquired a 22% shareholding in Inspiros Worldwide Limited (“Inspiros”), a New Zealand corporation, which provides consulting services to clients including Publicis Groupe companies. In 2005, Publicis Groupe companies paid Inspiros fees totaling NZ$422,124 (US$300,000 at NZ$1 = US$.7107). In March 2006, Mr. Roberts transferred his shareholder interest in Inspiros to a third party. Related dividends and the capital gain on the transfer were donated to a charitable organization upon receipt.
      On November 30, 2003, Publicis Groupe S.A. and Dentsu concluded an agreement in connection with the merger agreement dated March 7, 2002, between Publicis Groupe SA and its subsidiaries Philadelphia Merger Corp. and Philadelphia Merger LLC, on one hand, and Bcom3 Group, Inc., on the other hand, which resulted in Philadelphia Merger Corp absorbing, by way of merger, Bcom3. The main provisions of these commitments were described in the prospectus filed pursuant to Rule 424(b)(3) of the U.S. Securities Act of 1933, as amended (File No. 333-87600).
      The agreement includes clauses concerning the management of Publicis Groupe S.A. related to the composition of the Supervisory Board, change of the legal form and representation of Dentsu on the Audit Committee; clauses concerning the transfer of shares and equity warrants of Publicis Groupe S.A. held by Dentsu, including, a limitation of the participation of Dentsu to 15% of the voting rights of Publicis Groupe S.A. Moreover, it includes an anti-dilution clause in favor of Dentsu and a clause concerning the upholding of the accounting of Dentsu’s investment in the Publicis Group under the equity method. This agreement will expire on July 12, 2012 unless it is renewed for ten years by agreement between the parties. This was the object of a Decision and Information (Décisions et Informations) of the AMF on January 9, 2004 under the number 204C0036.
      In a letter to Publicis dated January 2, 2006, Dentsu irrevocably committed to tender all of its equity warrants into Publicis’ tender offer for the warrants provided that, among other things, the price offered in the offer was at least €9 per warrant. Pursuant to this commitment letter, Dentsu subsequently tendered 6,156,525 warrants which were purchased by Publicis for € 9 per warrant in February 2006.
Remuneration of Supervisory Board and Management Board Members
      Remuneration of individuals who were members of the Supervisory Board or the Management Board at December 31, 2005, or during the financial year then ended, is disclosed under Item 6 “— Compensation.”
      Except as described above and described under “Directors, Senior Management and Employees — Directors and Senior Management — Additional Information” and “Additional Information — Material Contracts” our company (inclusive of its subsidiaries) has not, since January 1, 2005, otherwise engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions.

Item 8.	Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
      See our consolidated financial statements contained in Item 18 of this annual report.
Litigation
      In the ordinary course of our business, we are named, from time to time, as a defendant in various legal proceedings. We maintain liability insurance and believe that our coverage is sufficient to protect us adequately from any material financial loss as a result of any such legal claims.
Dividend Policy
      Our policy is to continue to regularly increase dividends. In 2006, we will propose a dividend of € 0.36 per share to shareholders with respect to the 2005 fiscal year, which represents a 20% increase over the dividend paid with respect to the 2004 fiscal year. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies and is subject to the risks discussed under Item 3. “Key Information — Risk Factors.” See “Additional Information — Memorandum and Articles of Association — Rights, Preferences and Restrictions Applicable to Our Shares  — Dividends”.
SIGNIFICANT CHANGES
      Except as disclosed elsewhere in this annual report, there have been no significant changes in our business since December 31, 2005, the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing
OFFER AND LISTING DETAILS
Market Price Information
      Our shares trade on Euronext Paris under the symbol “PUB” and, since September 12, 2000, our ADSs have traded on the New York Stock Exchange under the symbol “PUB”. The tables below set forth, for the periods indicated, the reported high and low sales prices of our shares on the Euronext Paris in euros and the reported high and low sales prices of our ADSs on the New York Stock Exchange in dollars.

	Euronext Paris (€)		NYSE ($)

	High	Low	High	Low

Last Six Months
March, 2006	33.60	31.72	39.90	38.07
February, 2006	32.36	31.03	38.52	37.18
January, 2006	31.25	29.29	37.95	35.50
December, 2005	30.19	28.48	35.54	33.76
November, 2005	28.90	27.23	33.09	30.90
October, 2005	27.72	25.70	33.09	30.90
Last Quarter
2006
First Quarter	32.40	30.68	38.79	36.91
Last Two Years By Quarter
2005
Fourth Quarter	28.93	27.13	33.90	31.85
Third Quarter	28.44	23.36	34.45	28.72
Second Quarter	25.10	21.43	31.32	27.86
First Quarter	24.65	22.72	33.38	29.76
2004
Fourth Quarter	25.70	22.01	33.93	28.15
Third Quarter	24.75	20.25	29.78	24.98
Second Quarter	26.48	21.85	32.00	26.68
First Quarter	29.58	23.37	37.50	28.60
Last Five Years
2005	28.93	21.43	34.45	27.86
2004	29.58	20.25	37.50	24.98
2003	29.35	13.83	32.75	15.47
2002	39.90	16.70	34.95	16.70
2001	39.27	15.83	36.88	14.75
      Trading of our shares on Euronext Paris was suspended for part of the day on March 7, 2002 immediately prior to the announcement of our acquisition of Bcom3. There is no active public trading market for our ORANEs and equity warrants.
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
      Under the French commercial code, any transaction directly or indirectly between a company and one of its directors that cannot be reasonably considered in the ordinary course of business of the company is subject to the prior consent of the supervisory board and must be approved at the next shareholders’ meeting. Any such transaction concluded without the prior consent of the supervisory board can be nullified if it causes prejudice to the company. An interested director, or a person acting on the director’s behalf, can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, the other directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. In the case of transactions with directors that can be considered within the company’s ordinary course of business, the interested director must provide a copy of the governing agreement to the chairperson of the supervisory board, and the members of the supervisory board and the statutory auditor must be informed of the principal terms of each such transaction. Similar limitations apply to transactions between a company and a holder of shares carrying 10% or more of its voting power (or, if such shareholder is a legal entity, the entity’s parent, if any). Certain transactions between a corporation and one of its directors are prohibited under the French commercial code. Members of our supervisory board are not authorized, in the absence of a quorum, to vote compensation to themselves or other supervisory board members.

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

Amendments to Rights of Holders
      Shareholder rights can be amended only by action of an extraordinary general meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements for this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 33% of the voting shares, or 20% upon resumption of an adjourned meeting.

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
      Proxies will be sent to any shareholder on request. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chair of the meeting will vote blank proxies in favor of all resolutions proposed or approved by the management board and against all others.
      With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum
      The French commercial code requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

•	an ordinary general meeting; or

•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.
      The quorum requirement is 25% of the shares entitled to voting rights, determined on the same basis, for any other extraordinary general meeting.
      If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

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

Anti-Takeover Provisions
      Our statuts provide double voting rights for shares held in registered form by the same shareholder for at least two years. Our statuts further provide that any person or group that fails to notify us within 15 days of acquiring or disposing of 1% or any multiple of 1% of our shares will be deprived of voting rights for shares in excess of the unreported fraction. In addition, our statuts provide that we may require a corporate entity holding shares representing more than 2.5% of our share capital or voting rights to disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Shareholders who fail to comply with this requirement may be deprived of voting rights until the required disclosure is made. Finally, our shareholders have authorized our management board to increase our capital in response to a third party tender offer for our shares. The exercise of this authority would be subject to the control of the AMF.

Anti-Takeover Effects of Applicable Law and Regulations
      The French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33.33%, 50%, 66.66%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 5 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses these thresholds.
      French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.
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
Rights, Preferences and Restrictions Applicable to Equity Warrants and ORANEs
      For information regarding the rights, preferences and restrictions attached to our equity warrants and ORANEs, please see the description contained in the prospectus filed pursuant to Rule 424(b)(3) of the U.S. Securities Act of 1933, as amended (File No. 333-87600).
MATERIAL CONTRACTS
Strategic Alliance Agreement
      On November 30, 2003, we entered into an agreement (the “Alliance Agreement”) to form a strategic alliance with Dentsu. The Alliance Agreement supersedes and gives further effect to the strategic alliance memorandum of understanding we entered into with Dentsu on March 7, 2002.
      Pursuant to the Alliance Agreement, we agreed to terminate, and to cause Saatchi & Saatchi and ZenithOptimedia to terminate, our arrangements and agreements with partners in Japan. We also agreed to partner with Dentsu in Japan exclusively and not to initiate any new activity in Japan without prior consultation with Dentsu. Subject to certain exceptions, we will represent Dentsu and its clients in the Americas, Europe, Australia and New Zealand.
      Under the agreement, Dentsu will consult with us before making any investments, initiating any joint ventures or other new ventures in Australia, Europe or the Americas, and will not partner with WPP, Interpublic, Omnicom or Havas. We also agreed not to partner with any of those companies or Hakuhodo. We agreed to the continued expansion of the Dentsu network in Asia and acknowledged the existing Dentsu partnership with WPP and Dentsu Young & Rubicam, and Dentsu agreed not to expand that partnership.
      In addition, we and Dentsu agreed to share knowledge, research and learning that can be used to develop and improve services to multinational clients. We and Dentsu also indicated our expectation that we will jointly develop various communications businesses internationally, including, in particular, sports marketing businesses. Pursuant to the agreement, we founded iSe International Sports and Entertainment AG in 2003. Our company and Dentsu each has a 45% interest in iSe; Fuji Television Network, Inc. and Tokyo Broadcasting Service each has a 4% interest; SportsMondial owns the remaining 2%. Finally, we and Dentsu agreed to form an executive group, to be comprised of our chief executive and chief operating officers and two executives from Dentsu, to manage our alliance. We and Dentsu agreed to keep each other informed through this executive group of our respective expansion plans in Asia (excluding, in the case of Dentsu, Japan).
      The Alliance Agreement has a term of 20 years, subject to early termination by either party in the event that Dentsu ceases to own at least 10% of our shares.
Publicis/ Dentsu Shareholders’ Agreement
      On November 30, 2003, we entered into a shareholders’ agreement (the “Publicis/ Dentsu Agreement”) with Dentsu regarding certain terms of its shareholding in our company. The Publicis/ Dentsu Agreement supersedes and gives further effect to the shareholders’ agreement memorandum of understanding we entered into with Dentsu on March 7, 2002.
      Under the Publicis/ Dentsu Agreement, so long as Dentsu owns at least 10% of our shares (calculated in a specified manner), we will propose to our shareholders resolutions for the appointment of two Dentsu designees to our supervisory board. Until July 1, 2012, Dentsu will be subject to a “standstill” limiting its ownership of our shares to the number of shares that entitles it to 15% of our total voting power. Dentsu also agreed that it will not transfer any of our shares until July 1, 2012, and that any transfers after that date will be subject to certain restrictions.
      On September 24, 2004, we and Dentsu entered into an amendment of the Publicis/ Dentsu Agreement. Such amendment was entered into to reflect the agreements and amendments entered into by and between Dentsu and Elisabeth Badinter on September 24, 2004 as described below under “Elisabeth Badinter/ Dentsu Shareholders’ Agreement”.
      The Publicis/ Dentsu Agreement will expire on July 1, 2012, unless we and Dentsu agree to renew it for an additional 10 year term.
Elisabeth Badinter/ Dentsu Shareholders’ Agreement
      On December 2, 2003, Elisabeth Badinter and Dentsu entered into a shareholders’ agreement to govern their relationship as shareholders of our company (the “Badinter/ Dentsu Agreement”). The Badinter/ Dentsu agreement supersedes and gives further effect to the memorandum of understanding entered into by Ms. Badinter and Dentsu on March 7, 2002 and the letter agreement, dated March 7, 2002, of Dentsu.
      Under the Badinter/ Dentsu Agreement, Ms. Badinter agreed that Dentsu will be entitled to designate two members to our supervisory board so long as it owns at least 10% of our outstanding shares (calculated in a specified manner). Dentsu agreed to vote (i) to elect Ms. Badinter or her designee as chairperson of the supervisory board, (ii) to elect to the supervisory board such persons designated by her, and (iii) in favor of appointments of or changes in the members of our management proposed by Ms. Badinter, provided that Ms. Badinter shall have previously consulted with Dentsu on such appointments or changes.
      The Badinter/ Dentsu Agreement provides for the creation of a special committee by Ms. Badinter and Dentsu, to be comprised of members of the supervisory board designated by Ms. Badinter and Dentsu. The role of the committee is to (i) examine all strategic decisions to be submitted for the approval of the supervisory board and/or the vote of the shareholders, (ii) determine the vote on matters on which Dentsu has agreed to vote as directed by Ms. Badinter and (iii) in the case of a meeting convened at the direction of Dentsu, examine such other matters identified by a member of the committee designated by Dentsu.
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
      Under the Badinter/ Dentsu Agreement, Dentsu is prohibited from owning a number of our shares that would entitle it to exercise more than 15% of the total voting power of our shares (as calculated in a manner specified in the agreement), subject to specified exceptions. Dentsu also agreed not to vote any shares that represent voting rights in excess of the 15% threshold at any shareholders’ meeting.
      Dentsu agreed not to enter into specified agreements with third parties concerning the direction and management of our company without the prior written permission of Ms. Badinter.
      On September 24, 2004, Ms. Badinter and Dentsu formed a partnership (the Societé en Participation (“SEP”)) and approved by-laws (statuts) of the SEP, an unofficial English translation of which is incorporated herein by reference as exhibit 4.15 to this annual report. The by-laws (statuts) provide that the purpose of the SEP is to exercise the voting rights attached to the shares for which the right to exercise voting rights was contributed to the SEP. On September 24, 2004, Dentsu contributed to the SEP the right to exercise the voting rights of 11,181,399 ordinary shares of Publicis, and on October 1, 2004, Ms. Badinter contributed to the SEP the right to exercise the voting rights of one (1) ordinary share of Publicis. The term of the SEP expires on the earlier of September 24, 2014 or the date on which the EB Shareholders’ Agreement terminates, except in the event of extension or prior dissolution, as decided jointly by Ms. Badinter and Dentsu. The by-laws (statuts) provide that Dentsu will, during the duration of the existence of the SEP, contribute to the SEP the right to exercise the voting rights in respect of those shares it holds which would cause it to have voting rights in excess of 15% of Publicis’s voting power. The by-laws also provide that, to the extent Dentsu’s voting power in Publicis falls below 15%, the right of the SEP to exercise the voting rights attached to the shares held by the SEP will immediately end only to the extent that it allows Dentsu to have voting rights equal to 15% of the voting power of Publicis. The by-laws (statuts) provide that there will be one manager of the SEP who will be appointed and dismissed unanimously by Ms. Badinter and Dentsu and who shall initially be Ms. Badinter. The manager has the power to manage the SEP and, among other things, exercise the voting rights attached to the shares held by the SEP.
      On September 24, 2004, Ms. Badinter and Dentsu entered into an amendment of the Badinter/ Dentsu Agreement, pursuant to which such agreement was amended, among other things, to provide Ms. Badinter with a first offer right to purchase any ordinary shares of Publicis for which the right to exercise the voting rights has been contributed by Dentsu to the SEP and which Dentsu wishes to dispose or otherwise transfer to a party other than a wholly-owned subsidiary of Dentsu, subject to specified exceptions.
      Each of the foregoing summaries is qualified in its entirety by the full text of the Alliance Agreement, the by-laws (statuts) of the SEP, the Publicis/ Dentsu Agreement (and the amendment thereof) and the Badinter/ Dentsu Agreement (and the amendment thereof), as the case may be, each of which is incorporated by reference as an exhibit to this annual report.
Agreements with Directors
      Through subsidiaries, we have employment agreements with Kevin Roberts, Jack Klues and Robert Seelert. The material terms of those agreements are as follows:
      Our agreement with Mr. Roberts (and a related agreement with a consulting firm owned by Mr. Roberts), effective as of January 1, 2005 until December 31, 2008, generally provides that if we terminate Mr. Roberts’ employment without “cause,” if he terminates his employment for “good reason” or within two years of a “change of control,” if we terminate him or he terminates his employment for “good reason” (as those terms are defined in the agreements), we may be required to pay to him amounts in cash up to (i) 120% of his salary, (ii) the cost of benefits, and (iii) the maximum bonus he would have earned, including any performance bonuses, in each case for a period of one year from the date of the termination of his employment. In addition, Mr. Roberts is entitled to a deferred bonus calculated on the basis of $200,000 per year of employment starting on January 1, 2005.
      Our agreement with Mr. Klues provides that he will continue to serve as the chief executive officer of SMG. If Mr. Klues is terminated without cause or if he terminates his employment as a result of a constructive discharge, we may be required to pay him amounts equal to (i) his base salary, (ii) his target annual incentive award opportunity, and (iii) a pro-rated amount of any annual incentive compensation for the year of his termination. Mr. Klues will receive a base salary plus an annual incentive opportunity ranging from zero to 160% of his base salary. Mr. Klues’ target annual incentive opportunity is 80% of his base salary.
      Our agreement with Mr. Seelert provides that we may be obligated to provide salary and other benefits to Mr. Seelert within the contract period if we terminate his employment.
      Each of the foregoing summaries is qualified in its entirety by the full text of each of the employment agreements with Messrs. Roberts, Klues and Seelert, each of which is incorporated by reference as an exhibit to this annual report.
      In addition, in place of the pension agreement, dated November 30, 2002, one of our subsidiaries has agreed, effective January 1, 2005, to pay Mr. Roberts an annuity in the total amount of $6,133,000 during the period from 2005 to 2009. Of this amount, $3,825,000 is directly conditional upon his continued employment with us between October 2005 and December 2008, and would be reduced pro rata in the event Mr. Roberts’ employment were terminated by him without “good reason” or we terminated him for “cause” before the end of that period. Further, our supervisory board has agreed to pay to Maurice Lévy a deferred bonus equal to the total amount of bonuses paid or due to him since January 1, 2003 upon the termination of his employment as Chairman of the Management Board, provided he remains employed by our company until 2010 and does not compete with us for three years following such termination.
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
      Each of the foregoing summaries of Mr. Haupt’s agreements is qualified in its entirety by the full text of each of the consulting agreements for Mr. Roger Haupt, each of which is incorporated by reference as an exhibit to this annual report.
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
      The accredited intermediary must declare the transfer of any funds exceeding € 12,500 to the Bank of France for statistical purposes.

TAXATION
      The following discussion is a summary description of certain material U.S. and French tax consequences that may apply to you as a holder of our shares.
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
      YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISER REGARDING THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF OUR SHARES, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you because your individual circumstances may affect the tax consequences of acquiring, holding and disposing of our shares. The particular facts or circumstances of a U.S. Tax Resident holder that may so affect the consequences are not discussed here. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares as part of a conversion transaction or constructive sale, among others. Those special rules are not discussed in this annual report. This description does not address all aspects of U.S. and French tax laws and tax treaties that may be relevant in light of the particular circumstances of a U.S. Tax Resident holder of our shares. This description is based on U.S. and French tax laws, conventions and treaties in force as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or different interpretations. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions. All holders of our shares are advised to consult their own tax advisers as to the particular tax consequences to them of acquiring, owning and disposing of our shares, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax laws.

      For U.S. federal income tax purposes, a U.S. Tax Resident holder of ADSs will be treated as the owner of the corresponding number of shares held by the Depository and references herein to shares refer also to ADSs.

Taxation of Dividends

Withholding Tax
      Dividends paid to a shareholder having his or her tax residence outside France by a French company are generally subject to a 25% French withholding tax under French tax laws.
      Under the Treaty, this withholding tax is reduced to 15% if all the following conditions are met:

(i)	our shares are beneficially owned by a U.S. Tax Resident,

(ii)	such ownership is not effectively connected with a permanent establishment or a fixed base that the holder has in France, and

(iii)	the holder has previously established that he or she is a U.S. Tax Resident in accordance with the following procedures:

•	the U.S. Tax Resident must complete a simplified certificate before the date of payment of the dividend and send it before receiving such payment to the institution which holds the shares on its behalf. This certificate must state that the beneficial owner fulfills the following conditions:

•	the holder is a U.S. Tax Resident;

•	the holder’s ownership of the shares is not effectively connected with a permanent establishment or a fixed base in France;

•	the holder owns all the rights attached to the full ownership of the shares including, among other things, the dividend rights;

•	the holder fulfills all the requirements under the Treaty to be entitled to the reduced rate of withholding tax, and

•	the holder claims the reduced rate of withholding tax.
      If a U.S. Tax Resident has not completed French Treasury Form RF1 A EU-No. 5053 or the simplified certificate before the dividend payment date, the paying establishment will deduct French withholding tax at the rate of 25%. In that case, the holder may claim a refund of the excess withholding tax by completing French Treasury Form 5053 RF1 B-EU or 5056 RF4 EU and sending it, by intermediary of the paying establishment, to the French tax authorities before December 31 of the second calendar year following the calendar year during which the withholding tax is levied.
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

U.S. Federal Income Taxes
      For U.S. federal income tax purposes, the gross amount of a dividend, including any French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent it is paid out of current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes.
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
      To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those shares; and

•	second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain.
      French withholding tax imposed on the dividends you receive is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.
      For taxable years that begin before 2009, dividends paid by us will be taxable to a non-corporate U.S. Tax Resident holder at a special reduced rate normally applicable to capital gain, provided we qualify for the benefits of the Treaty or our stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S. and certain other requirements are met.
      For example, in order to be eligible for the reduced rates, a shareholder must hold the stock with respect to which the dividend is paid for more than 60 days during the 121 day period surrounding the ex-dividend date for the dividend. In addition, a shareholder will not be entitled to the reduced rates if such shareholder is under an obligation to make related payments with respect to positions in substantially similar or related property (whether pursuant to a short sale, a hedge or otherwise). However, a shareholder will not be able to claim the reduced rate for the taxable year in which the dividend was paid, or the preceding taxable year, in which we are treated as, a passive foreign investment company (a “PFIC”). As described below, we believe that we are not and have not been a PFIC. Accordingly, we believe that dividends paid by us with respect to the ADSs traded on the New York Stock Exchange should be eligible for the reduced tax rates for a shareholder who meets the holding period and other requirements. All shareholders should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules and the qualification for the special reduced rate of dividends paid by us.

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
      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ADSs in the same manner as you would if you were to sell or exchange any other shares held as capital assets. Any gain or loss will be U.S. source gain or loss. Subject to the PFIC rules discussed below, if you are a non-corporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

PFIC
      We believe that we will not be treated as a PFIC for U.S. federal income tax purposes for the current taxable year. However, an actual determination of our PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

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
      Under French tax law, an individual having his or her tax residence outside France is taxable only on such individual’s French assets. However, financial investments made by such individuals, provided they represent less than 10% of the share capital of the French company and are made in companies other than real property companies, are exempt from wealth tax.

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
DOCUMENTS ON DISPLAY
      We are subject to the periodic reporting and other informational requirements of the Exchange Act as they apply to foreign private issuers. Under the Exchange Act, we are required to file and submit reports and other information with the SEC. Copies of reports and other information, when so filed or submitted, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.
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
      At December 31, 2005, 94% of the Group’s gross financial indebtedness (excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) was comprised of fixed rate loans at an average interest rate of 6.77%. An increase of 1% of short-term interest rates would have a positive effect of €  19 million on the Group’s pre-tax profits.
      The following table sets out the carrying amount by maturity at December 31, 2005 of the Group’s financial instruments that are exposed to interest rate risk:

		Maturities

	Total at		Between	Between	Between	Between
	December 31,	Less than	1 and	2 and	3 and	4 and	More than
	2005	1 Year	2 Years	3 Years	4 Years	5 Years	5 Years

	(Millions of euros)
Fixed rate:
Eurobond	750	—	—	—	—	—	750
OCEANEs (debt component)	858	48	—	580	—	—	230
ORANEs (debt component)	36	3	4	3	3	3	20
Other fixed rate debt	7	—	7	—	—	—	—
Debt related to finance leases	112	—	—	—	—	—	112
Total fixed rate	1,763	51	11	583	3	3	1,112
Variable rate:
Bank borrowings	23	12	11	—	—	—	—
Bank overdrafts	95	95	—	—	—	—	—
Cash and cash equivalents	(1,980)	(1,980)	—	—	—	—	—
Total variable rate	(1,862)	(1,873)	11	—	—	—	—
FOREIGN CURRENCY EXCHANGE RATE RISK
      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our consolidated financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro relative to other currencies may result in a decline in the reported value, in euros, of our interests held in those currencies. If the relative value of the euro to the U.S. dollar increases, the U.S. dollar equivalent of ADSs and cash dividends paid in euros on our ADSs will increase as well. See “Risk Factors — Currency exchange rate fluctuations and interest rate and market risk may negatively affect our financial results” and “Risk Factors — The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars”.
      In order to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar, the Group swapped its €  750 million fixed rate Eurobond (nominal rate 4.125%) to $977 million of fixed rate dollar debt (nominal rate 5.108%).
      Under IAS 39, the swap of euro fixed rate debt for fixed rate dollar debt has been designated as a hedge of a net investment. Changes in the fair value of the derivative (both the interest component and the foreign currency component) are thus recognized directly in our shareholders’ equity.

      The impact on shareholders’ equity is € 9 million, net of deferred tax, at December 31, 2005. The fair value of the swap amounts to €  59 million at December 31, 2005.
      In addition, changes in exchange rates against the euro, the reporting currency used in the Group’s financial statements, can have an impact of the Group’s consolidated balance sheet and consolidated income statement.
      For information purposes, the breakdown of Group revenues by transaction currency is as follows:

2005

Euro	25%
US Dollar	42%
Pound Sterling	10%
Other	23%
Total revenues	100%
      The impact of a drop of 1% in the euro’s exchange rate against the US Dollar and the Pound Sterling would be (favorable impact):

•	21 M€ on 2005 consolidated revenues

•	4 M€ on 2005 consolidated operating income
      The majority of commercial transactions are denominated in the local currencies of the countries in which they are transacted. As a result, we believe exchange rate risk relating to such transactions is not very significant and is occasionally hedged through foreign currency hedging contracts.
      As regards intercompany loans and borrowings, these are subject to appropriate hedges if they present a significant net exposure to exchange rate risk. It should however be noted that, as most treasury needs of subsidiaries are financed at country level through cash pooling mechanisms, international financing operations are limited in number and in duration.
      Derivatives used are generally forward foreign exchange contracts.

      The table below summarizes hedging contracts in place at December 31, 2005:

I.	Intercompany Receivables and Payables

Currency	Currency	Amount of Currency	Amount of Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedge

		(Local currency, in	(Local currency, in	(Millions of
		millions)	millions)	euros)
AUD	EUR	(27.5)	17.0	—
AUD	USD	(54.0)	40.2	0.6
CAD	USD	(1.3)	1.1	—
DKK	EUR	(4.6)	0.6	—
DKK	USD	(52.7)	8.3	—
EUR	AUD	(4.5)	7.3	—
EUR	CAD	(2.6)	3.8	0.1
EUR	CHF	(21.3)	32.7	(0.1)
EUR	GBP	(21.4)	14.6	(0.2)
EUR	USD	(763.9)	915.7	10.4
GBP	EUR	(8.1)	11.9	0.1
GBP	USD	(0.1)	0.2	—
HKD	EUR	(10.7)	1.1	(0.1)
HUF	EUR	(181.8)	0.7	—
JPY	EUR	(166.4)	1.3	0.1
MYR	AUD	(0.4)	0.1	—
MYR	EUR	(0.1)	—	—
NOK	EUR	(41.7)	5.3	0.1
NZD	EUR	(1.0)	0.6	—
NZD	GBP	(21.6)	8.8	0.3
SEK	EUR	(57.6)	6.2	—
SEK	USD	(184.8)	23.1	(0.1)
THB	EUR	(233.2)	4.6	(0.2)
USD	AUD	(5.0)	6.6	(0.1)
USD	CAD	(0.8)	0.9	—
USD	EUR	(81.1)	67.9	(0.7)
USD	GBP	(11.5)	6.6	(0.4)
Total intercompany receivables and payables				9.8

II.	Third Party Receivables and Payables

Currency	Currency	Amount of Currency	Amount of Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedge

		(Local currency, in	(Local currency, in	(Millions of
		millions)	millions)	euros)
EUR	GBP	(8.4)	5.8	(0.1)
EUR	USD	(1.0)	1.2	—
GBP	EUR	(13.8)	20.0	(0.1)
GBP	USD	(14.2)	24.5	—
MYR	EUR	(1.3)	0.3	—
MYR	GBP	(1.6)	0.2	—
Total third party receivables and payables				(0.2)

III.	Future Flows (Dividends and Interest Receivable, Firm Sales)

Currency	Currency	Amount of Currency	Amount of Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedge

		(Local currency, in	(Local currency, in	(Millions of
		millions)	millions)	euros)
EUR	GBP	(0.4)	0.3	—
EUR	USD	(0.4)	0.5	—
GBP	USD	(0.3)	0.5	—
USD	EUR	(18.1)	15.4	0.1
USD	GBP	(3.4)	2.0	—
USD	SEK	(0.5)	3.7	—
Total future flows(1)				0.1

(1)	On account of their immaterial impact, Publicis did not apply hedge accounting but instead recognized changes in the fair value of the derivatives through income.

TOTAL I + II + III	9.7
EQUITY MARKETS RISK
      The main shareholdings that are exposed to a significant market risk are treasury stock in Publicis and shares in Interpublic Group (IPG):
      For treasury stock, a decline in its value would not have an impact on earnings as the carrying value of such treasury stock is deducted from shareholders’ equity and any increases in provisions against treasury stock are cancelled.
      For IPG shares, which are classified as available-for-sale assets, a 10% decrease in their market value would not have an impact on earnings but would have an impact on shareholders’ equity at December 31, 2005.
      The following table shows the impact of a 10% fall in the market value of shareholdings owned by Publicis as of December 31, 2005:

	Treasury Stock	Other (IPG shares)

Effect on balance sheet assets	n/a	(4)
Effect on shareholders’ equity	—	(4)
Effect on net income	—	—

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
      We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
      In January 2006, following the finalization of our IFRS transition, we determined that, under U.S. GAAP, deferred tax liabilities had not been recorded with respect to the trade names recognized in conjunction with the Bcom3 acquisition. Accordingly, we computed the effect on goodwill, deferred tax liabilities and cumulative translation adjustments as if the deferred tax liabilities had been properly recorded upon the acquisition of Bcom3 in 2002. The recognition of the additional deferred tax liability and the corresponding increase in goodwill caused us to record an additional impairment charge under U.S. GAAP for the year ended December 31, 2003 amounting to EUR 87 million. As a consequence, we restated our reconciliation of consolidated net income as determined in accordance with U.S. GAAP and consolidated shareholders’ equity as determined in accordance with U.S. GAAP, as of December 31, 2003 and 2004, as described in Note 34 to our consolidated financial statements. This error had no effect on our IFRS financial statements.
      Based upon our evaluation that the control deficiency in our internal control structure relating to the preparation of our U.S. GAAP financial information described above constituted a material weakness, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures cannot be deemed to be effective as of December 31, 2005 to provide reasonable assurance that (i) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
      As mentioned above, the error that led to the restatement discussed in Note 34, which summarizes the differences between IFRS and U.S. GAAP, originated in 2002 at the time of the acquisition of Bcom3. At that time, we were already using external U.S. GAAP technical experts. This procedure did not prevent the control deficiency referred to above. Since then, we believe that we have made progress in addressing this control deficiency by augmenting our finance function with additional resources to strengthen our knowledge in this area beginning in 2005. Our efforts to strengthen our knowledge in this area have continued through the first part of 2006 and we expect them to continue throughout the remainder of 2006 as we progress towards compliance with Section 404 of the Sarbanes Oxley Act of 2002 for the year ending December 31, 2006. The control deficiency did not affect our ability to produce accurate financial statements under IFRS, and the error did not affect the financial statements prepared in accordance with those principles.

      Except as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
French Descriptive Report on Internal Controls
      Under French law, we are required to publish descriptions of the material elements of our internal control procedures, as such procedures are defined under French regulations. The French report is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending December 31, 2006. A free English translation of our French report is filed as an exhibit to this annual report.

Item 16A.	Audit Committee Financial Expert
      The supervisory board has determined that Mr. Gerard Worms, chairman of the audit committee, is an audit committee financial expert within the meaning of Item 16A (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with the designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the supervisory board in the absence of such designation. His experience is presented under Item 6 above. Mr. Worms is an independent director within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 16B.	Code of Ethics
      We have adopted a code of ethics (as that term is defined in the instructions to Item 16B of Form 20-F) that applies specifically to our chief executive officer, chief financial officer and other principal financial officers. We also adopted a code of ethics applicable to all employees that addresses the subjects referenced in NYSE Rule 303A.10. Our codes of ethics are available on the Investor Relations page of our website, at www.Publicis.com, under “Corporate Governance”, as is our disclosure of significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards, as required under NYSE Rule 303A.11. In addition, we undertake to provide a copy of our codes of ethics to any person without charge upon request. Such requests may be directed to our legal department by phone at 33 1 44 43 70 00 or by mail to 133, avenue des Champs-Elysées, 75008 Paris, France.

Item 16C.	Principal Accountant Fees and Services
Accountant Fees
      Ernst & Young Audit and Mazars & Guérard served as our independent auditors for the years ended December 31, 2004 and 2005, for which audited financial statements appear in this annual report. Ernst & Young has provided a separate audit report on the financial statements for 2004, which report is included in the 2004 Form 20-F/ A.
      The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Mazars & Guérard with respect to the financial statements for 2005 and 2004.

	2005		2004

	(€ millions)		(€ millions)
	Ernst & Young	Mazars &	Ernst & Young	Mazars &
	Audit	Guérard	Audit	Guérard

Audit Fees	5.8	3.6	6.0	4.5
Audit Related Fees	1.2	0.9	0.4	0.5
Tax Fees	0.4	—	0.1	—
All Other Fees	—	—	—	—
Total Fees	7.4	4.5	6.5	5.0

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Publicis has obtained authority from its shareholders for the right to repurchase up to a maximum of 10% of its issued share capital. This authority is valid until November 30, 2006.

      Publicis has entered into a “liquidity contract” (un contrat de liquidité) with Rothschild & Cie Banque (“Rothschild”), dated November 1, 2004, pursuant to which Rothschild is authorized by Publicis to deal in its shares (within certain agreed limits) in order to maintain share price stability. The contract has a one year term that automatically renews unless otherwise terminated. Under the contract, Rothschild can purchase up to €17,000,000 of Publicis’ shares. In addition, the maximum price at which Rothschild can purchase is €35 per share, and the minimum price at which Rothschild can sell is € 18 per share. Subject to the limitations in the contract, Rothschild exercises its discretion to intervene in the market and deal in Publicis’ shares independently of Publicis. All share repurchases made in 2005 were made by Rothschild.

			(c)	(d)
	(a)	(b)	Total Number of	Maximum Number
	Total	Average	Shares Purchased as	of Shares that May Yet
	Number of	Price Paid	Part of Publicly	Be Purchased Under
	Shares	per Share	Announced Plans or	the Plans or
	Purchased	(in euros)	Programs	Programs(1)

January 2005 (January 1 — January 31)	45,300	24.35	45,300	6,077,294
February 2005 (February 1 — February 28)	297,000	23.72	297,000	6,202,794
March 2005 (March 1 — March 31)	235,010	24.03	235,010	6,248,075
April 2005 (April 1 — April 30)	214,452	23.36	214,452	6,151,585
May 2005 (May 1 — May 31)	100,600	23.31	100,600	6,483,085
June 2005 (June 1 — June 30)	188,889	24.6	188,889	6,458,085
July 2005 (July 1 — July 31)	152,500	27.95	152,500	6,489,560
August 2005 (August 1 — August 31)	63,000	27.38	63,000	6,475,330
September 2005 (September 1 — September 30)	196,050	26.9	196,050	6,457,062
October 2005 (October 1 — October 31)	271,954	26.91	271,954	6,702,062
November 2005 (November 1 — November 30)	254,515	28.74	254,515	6,687,962
December 2005 (December 1 — December 31)	200,236	29.43	200,236	6,672,137

(1)	Under French Law, we cannot hold, either directly or through a person acting on our behalf, more than 10% of our issued shares. The maximum number yet remaining for purchase therefore reflects this limitation, after taking into account shares bought and sold during the month in question.
PART III

Item 17.	Financial Statements
      Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Board of Directors
And Shareholders of Publicis Groupe S.A.
      We have audited the accompanying consolidated balance sheet of Publicis Groupe S.A. and subsidiaries (“the Company”) as of December 31, 2005 and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005, and the consolidated results of its operations and its cash flows for each of the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.
      International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.
Paris, France
March 14, 2006 except for Note 34 — Summary of differences between
International Financial Reporting Standards and generally accepted accounting principles in the United States of America, for which the date is April 21, 2006

/s/ Bruno Perrin	/s/ Isabelle Massa

Ernst & Young Audit	Mazars & Guérard, S.A.
Represented by Bruno Perrin	Represented by Isabelle Massa

REPORT OF INDEPENDENT REGISTERED PUBLICS ACCOUNTING FIRM
To the Board of Directors
And Shareholders of Publicis Groupe S.A.
      We have audited the accompanying consolidated balance sheet of Publicis Groupe S.A. and subsidiaries (“the Company”) as of December 31, 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. As set forth below, the information in Note 34 to the consolidated financial statements has been restated. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004, and the consolidated results of its operations and its cash flows for each of the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.
      International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.
      As described in Note 34 — Summary of differences between International Financial Reporting Standards and generally accepted accounted principles in the United States of America, the 2004 financial information therein has been restated.
Paris, France
March 14, 2006 except for Note 34 — Summary of differences between
International Financial Reporting Standards and generally accepted accounting principles in the United States of America, for which the date is April 21, 2006

/s/ Bruno Perrin

Ernst & Young Audit Represented by Bruno Perrin

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
CONSOLIDATED INCOME STATEMENT

	Notes	2005	2004

	(Millions of euros)
Revenues		4,127	3,832
Personnel expenses	3	(2,454)	(2,271)
Other operating expenses	4	(908)	(862)
Operating margin before depreciation and amortization		765	699
Depreciation and amortization expense (excluding intangibles arising on acquisition)	5	(116)	(119)
Operating margin		649	580
Amortization of intangibles arising on acquisition	5	(23)	(29)
Impairment	5	(33)	(215)
Non-current income (expense)	6	59	(10)
Operating income		652	326
Cost of net financial debt	7	(78)	(108)
Other financial income (expense)	7	(14)	(6)
Income of consolidated companies before taxes		560	212
Income taxes	8	(157)	(112)
Net change in deferred taxes related to the OBSA/ CLN transactions and deferred tax assets related to the conversion to IFRS		—	198
Net income of consolidated companies		403	298
Equity in net income of non-consolidated companies	13	11	6
Net income		414	304
Net income attributable to minority interests		28	26
Net income attributable to equity holders of the parent		386	278
Per share data (in euros)	9
Number of shares		210,415,990	210,535,541
Net earnings per share		1.83	1.32
Number of shares — diluted		233,816,994	233,984,337
Net earnings per share — diluted		1.76	1.29

CONSOLIDATED BALANCE SHEET

	Notes	2005	2004

	(Millions of euros)
ASSETS
Goodwill, net,	10	2,883	2,623
Intangible assets, net	11	763	740
Property and equipment, net	12	580	609
Deferred tax assets	8	216	368
Investments accounted for by the equity method	13	33	17
Other financial assets	14	118	143
Non-current assets		4,593	4,500
Inventory and costs billable to clients	15	580	437
Accounts receivable	16	4,014	3,282
Other receivables and other current assets	17	577	450
Cash and cash equivalents	18	1,980	1,186
Current assets		7,151	5,355
Total assets		11,744	9,855

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock		79	78
Additional paid-in capital and retained earnings		2,006	1,551
Shareholders’ equity	19	2,085	1,629
Minority interests		20	31
Total equity		2,105	1,660
Long-term financial debt (more than 1 year)	22	1,913	1,492
Deferred tax liabilities	8	220	365
Long-term provisions	20	539	537
Non-current liabilities		2,672	2,394
Accounts payable		4,605	3,694
Short-term financial debt (less than 1 year)	22	224	273
Income taxes payable		263	206
Short-term provisions	20	120	106
Other creditors and other current liabilities	23	1,755	1,522
Current liabilities		6,967	5,801
Total liabilities and shareholders’ equity		11,744	9,855
Net financial debt	22	207	618

CONSOLIDATED CASH FLOW STATEMENT

	2005	2004

	(Millions of euros)
I — Cash flows from operating activities
Net income	414	304
Income taxes	157	(86)
Cost of net financial debt	78	108
Capital (gains) losses on disposal (before tax)	(58)	10
Depreciation, amortization and impairment on property and equipment and intangible assets	172	363
Non-cash expenses on stock options and similar items	20	20
Other non-cash income and expenses	11	13
Equity in net income of unconsolidated companies	(11)	(6)
Dividends received from equity accounted investments	9	7
Restructuring expenditure	(30)	(79)
Taxes paid	(167)	(114)
Interest paid	(93)	(73)
Interest received	44	46
Change in working capital requirements(1)	74	264
Net cash provided by operating activities	620	777
II — Cash flows from investing activities
Purchases of property and equipment and intangible assets	(83)	(104)
Proceeds from sale of property and equipment and intangible assets	8	3
Proceeds from sale of investments and other financial assets, net	7	468
Acquisitions of subsidiaries	(71)	(124)
Disposals of subsidiaries	98	—
Net cash flows provided by (used in) investing activities	(41)	243
III — Cash flows from financing activities
Dividends paid to parent company shareholders	(55)	(47)
Dividends paid to minority shareholders of subsidiaries	(19)	(23)
Cash received on new borrowings	747	455
Reimbursement of borrowings	(460)	(1,307)
Net purchases of treasury stock and equity warrants	7	(9)
Net cash flows provided by (used in) financing activities	220	(931)
IV — Impact of exchange rate fluctuations	72	(39)
Net change in consolidated cash flows (I + II + III + IV)	871	50
Cash and cash equivalents at January 1	1,186	1,415
Bank overdrafts at January 1	(172)	(451)

Net cash and cash equivalents at beginning of year	1,014	964
Cash and cash equivalents at December 31	1,980	1,186
Bank overdrafts at December 31	(95)	(172)

Net cash and cash equivalents at end of year	1,885	1,014
Net change in cash and cash equivalents	871	50

(1)	Breakdown of change in working capital requirements

Change in inventory and costs billable to clients	(97)	(47)
Change in accounts receivable and other receivables	(391)	76
Change in accounts payable, other creditors and provisions	562	235

Change in working capital requirements	74	264

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

					Gains and
				Reserves	Losses
			Additional	and	Recognized
Number of		Capital	Paid-In	Retained	Through	Shareholders’	Minority	Total
Shares		Stock	Capital	Earnings	Equity	Equity	Interests	Equity

		(Millions of euros)
195,378,253	January 1, 2004 before deduction of treasury stock	78	2,557	(968)	154	1,821	28	1,849
(13,012,389)	Deduction of treasury stock existing at January 1(a)			(323)		(323)		(323)
182,365,864	January 1, 2004 after deduction of treasury stock	78	2,557	(1,291)	154	1,498	28	1,526
	Change in value of available for sale investments(1)				(9)	(9)		(9)
	Change in cumulative translation adjustment				(107)	(107)	(1)	(108)
	Gains and losses recognized through equity	—	—	—	(116)	(116)	(1)	(117)
	Net income for the year			278		278	26	304
	Total recognized income and expenses for the year	-	—	278	(116)	162	25	187
92,808	Increase in capital stock of Publicis Groupe SA	—	—	—	—	—	—	—
	Dividends paid		(20)	(27)		(47)	(23)	(70)
	Share-based compensation			20		20		20
	Effect of acquisitions and of commitments to purchase minority interests						1	1
	Reversal of Saatchi & Saatchi provisions			2		2		2
	Reversal of Italian Bond provisions			3		3		3
195,471,061	December 31, 2004 before deduction of treasury stock	78	2,537	(692)	38	1,961	31	1,992
(367,000)	Purchases/sales of treasury stock(b)			(9)		(9)		(9)
(13,382,843)	Deduction of treasury stock existing at December 31, 2004(c=a+b)			(332)		(332)		(332)
182,088,218	December 31, 2004 after deduction of treasury stock	78	2,537	(1,024)	38	1,629	31	1,660
	Change in value of available for sale investments(1)				(16)	(16)		(16)
	Hedge on net investment				9	9		9
	Change in cumulative translation adjustment				116	116	5	121
	Gains and losses recognized through equity				109	109	5	114
	Net income for the year			386		386	28	414
	Total recognized income and expenses for the year			386	109	495	33	528
1,637,949	Increase in capital stock of Publicis Groupe SA	1	47	(48)		—		—
	Dividends paid			(55)		(55)	(19)	(74)
	Share-based compensation			20		20		20
	Buyback of equity warrants (BSA)			(2)		(2)		(2)
	Additional interest on Oranes			(2)		(2)		(2)
	Partial early redemption of the 2018 Oceane (equity component)			(9)		(9)		(9)
	Effect of acquisitions and of commitments to purchase minority interests						(25)	(25)
197,109,010	December 31, 2005 before deduction of treasury stock	79	2,584	(402)	147	2,408	20	2,428
343,079	Purchases/sales of treasury stock(d)			9		9		9
(13,039,764)	Deduction of treasury stock existing at December 31, 2005(e=c+d)			(323)		(323)		(323)
184,069,246	December 31, 2005 after deduction of treasury stock	79	2,584	(725)	147	2,085	20	2,105

(1) Amounts net of tax

	December 31, 2005	December 31, 2004

	(Millions of Euros)
Revaluation of property	105	105
Revaluation of available for sale investments	24	40
Hedge on net investment	9	—
Cumulative translation adjustment	9	(107)
Total gains and losses recognized through equity	147	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies

1.1.	Consolidation Principles and Policies
      In application of European regulation N° 1606/2002 pertaining to international standards, issued on July 19, 2002, the consolidated financial statements for the 2005 financial year were prepared in accordance with IAS/IFRS international standards applicable at December 31, 2005 as approved by the European Union.
      The financial statements for the 2005 financial year are presented with a comparative for 2004, also prepared under IAS/IFRS accounting standards. Accounting options related to first time adoption of IFRS are presented in Note 32.
      The financial statements were approved by the Management Board on February 21, 2006 and reviewed by the Supervisory Board on March 2, 2006. They will be submitted for the approval of the shareholders, who have the power to change the financial statements as presented, at the Annual General Meeting on June 7, 2006.

Reporting Currency
      Publicis prepares and reports its consolidated financial statements in euros.

Investments in Subsidiaries
      The consolidated financial statements include the financial statements of Publicis Groupe S.A. and its subsidiaries prepared to December 31 each year. Subsidiaries are consolidated as from the time that the Group obtains control until the date at which control is transferred to an entity outside the Group.
      Control is the power to determine the financial and operational policies of an enterprise in order to obtain economic advantages from its activities. Control is presumed to exist when the Group holds, directly or indirectly through subsidiaries, the majority of the voting rights in an enterprise. In cases where the Group holds, directly or indirectly, less than half of the voting rights, control can however derive from the enterprise’s documents of incorporation, by virtue of contractual or statutory rights, from the power to appoint or dismiss the majority of the Board of Directors or from the power to cast the majority of votes.

Investments in Associates
      The Group’s investments in associates are accounted for under the equity method. An associate is an enterprise over which the Group has significant influence. This is presumed to be the case when the Group’s ownership percentage is greater than or equal to 20% and when the entity is neither a subsidiary nor an enterprise that is subject to the joint control of the Group and others.
      Investments in associates are recognized in the balance sheet at acquisition cost, as increased or decreased by changes in the Group’s share in the net assets of the associate subsequent to acquisition. The Group’s investment includes the amount of any goodwill, which is treated in accordance with the Group’s accounting policy in this area as presented below. The income statement reflects the Group’s share in the after tax profit or loss of the associate.

Transactions in Foreign Currencies
      Transactions in foreign currencies are recognized at the exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate applicable at the balance sheet date. All differences arising are recognized in the income statement except for differences on loans and borrowings which, in substance, form part of the net investment in a foreign entity. These latter differences are recognized through equity until such time as the net investment is disposed of, at which time they are recognized through the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Translation of Financial Statements Denominated in Foreign Currencies
      The functional currency of each Group entity is the currency of the economic environment in which it operates. The local currency denominated financial statements of subsidiaries located outside of the euro zone are translated into euros, the reporting currency of the consolidated financial statements, in the following manner:

•	Assets and liabilities are translated at year-end exchange rates;

•	Income statement items are translated at average exchange rates for the year;

•	Translation gains and losses resulting from the application of these rates are recognized in “Gains and losses recognized through equity — change in cumulative translation adjustment” for the Group share with the remainder being recorded in minority interests in the balance sheet.
      Goodwill and fair value adjustments to assets and liabilities recognized in the context of the acquisition of a foreign entity are expressed in the functional currency of the acquired enterprise and translated at the exchange rate applicable at the balance sheet date.

Elimination of Intercompany Transactions
      Transactions between consolidated subsidiaries are fully eliminated, as are the corresponding receivables and payables. Similarly intercompany gains or losses on sale, internal dividends and provisions relating to subsidiaries are eliminated from consolidated results.
1.2 Other Accounting Policies

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
      Development expenditure incurred on an individual project is capitalized when its future recoverability can be considered to be reasonably certain. All expenditure capitalized is amortized over the period over which it is expected that related sales will be made.

Goodwill
      Goodwill arising on consolidation represents the difference between the acquisition cost of investments (including potential additional purchase price consideration, which is recognized in financial debt when its payment is probable and it can be measured reliably) and the Group’s share in the fair value of identified assets, liabilities and contingent liabilities at the date of acquisition.
      Goodwill recognized in the balance sheet is not amortized but is, rather, subject to impairment tests performed annually. Impairment tests are performed for the cash generating unit(s) to which the goodwill was allocated by comparing the recoverable value and the carrying amount of the cash generating unit(s). The Group considers that agencies or combinations of agencies are cash generating units.
      The recoverable value of a cash generating unit is the greater of its fair value (generally its market value), net of costs of disposal, and its value in use. Value in use is determined on the basis of discounted future cash flows. Calculations are based on five-year cash flow forecasts, a terminal growth rate for subsequent cash flows and the application of a discount rate to all future flows. The discount rates used reflect current market assessments of the time value of money and the specific risks to which the cash generating unit is subject.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      If the carrying amount of a cash generating unit is greater than its recoverable value, the assets of the cash generating unit are written down to their recoverable value. Impairment losses are allocated, firstly, to goodwill, and are recognized through the income statement.

Intangible Assets
      Separately acquired intangible assets are recognized at acquisition cost. Intangible assets acquired in the context of a business combination are recognized at their fair value at the acquisition date, separately from goodwill, if they meet one of the two following conditions:

•	They are identifiable, i.e., they result from legal or contractual rights, or

•	They are separable from the acquired entity.
      Intangible assets are comprised primarily of tradenames, client relationships and software.
      Tradenames, which are considered to have indefinite useful lives, are not amortized. They are subject to annual impairment tests which involve comparing their recoverable value to their carrying amount. All impairment losses are recognized in the income statement.
      Client relationships with a finite useful life are amortized over such useful lives, which are generally between 13 and 40 years. They are also subject to impairment tests if there are any indicators that they may have been impaired.
      The method used to identify any impairment of intangible assets is based on discounted future cash flows. More precisely, for tradenames, the Group uses the “royalty savings” method, which takes into account the future cash flows that the tradename would generate in royalties if a third party were prepared to pay for use of the tradename. As regards client relationships, the method takes into account the discounted future cash flows expected to be generated by the clients. Independent experts perform the valuations. The financial factors used are consistent with those used for valuation of goodwill balances.
      Capitalized software includes both software for internal use and software used for sales and marketing purposes, and is stated at either purchase cost or, when developed internally, at production cost. Software is amortized over its useful life, and never over more than three years.

Property and Equipment
      Property and equipment is stated at cost, as reduced by cumulative depreciation and impairment losses. Publicis opted to revalue its building at 133, Avenue des Champs — Elysées in Paris at its fair value at the date of transition to IFRS and to consider this value as being the deemed cost at the transition date.
      If necessary, the total cost of an asset is split among its individual components where they have different useful lives. In such cases each component is recognized separately and depreciated over its specific useful life.
      Property and equipment is depreciated on a straight-line basis over the assets’ estimated useful lives. Useful lives of property and equipment are generally as follows (straight-line method):

•	Buildings: 20 to 70 years.

•	Fixtures, fittings and general installations: 10 years.

•	Office furniture and equipment: 5 to 10 years.

•	Vehicles: 4 years.

•	Computer hardware: 2 to 4 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      If any indicators imply that items of property and equipment may be impaired, the recoverable value of the property and equipment or the cash generating unit(s) to which such assets belong is compared to their carrying amount. Any impairment loss is recognized through the income statement.

Leases
      Finance leases, which transfer substantially all the risks and rewards of ownership of the leased assets to the Group, are recognized in the balance sheet as from the outset of the lease contract at the lesser of the fair value of the leased asset and the discounted present value of minimum lease payments. Assets acquired under finance leases are recognized in property and equipment and a corresponding liability is recognized in financial debt. They are depreciated over the length of the lease contract or over the useful lives applicable to similar assets owned by the Group, whichever is the shorter. In the income statement, the lease rental expenses are replaced by the interest expense on the debt and the depreciation expense relating to the assets. The tax effect of this consolidation adjustment is also taken into account.
      Leases under which the lessor does not transfer substantially all the risks and rewards inherent to ownership of the assets are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.

Investments
      All investments are initially recognized at cost, which corresponds to either the price paid or the fair value of assets given in payment.
      Subsequent to initial recognition, investments recognized in the “investments held-for-trading” or “investments available-for-sale” categories are measured at their fair value at the balance sheet date. Gains and losses arising on investments held-for-trading are recognized in the income statement. Gains and losses arising on investments available-for-sale are recognized in equity, on a specific line, until such time as the asset is sold or until it is shown that the asset is impaired.
      Other long-term investments which are intended to be held-to-maturity, such as bonds, are measured subsequent to initial recognition at amortized cost using the effective interest rate method. For investments recognized at amortized cost, gains and losses are recognized in the income statement on disposal, or when the assets are impaired, and also through the process of amortization.
      For investments that are actively traded on organized financial markets, fair value is determined by reference to the published market price at the balance sheet date. For investments in respect of which no market price is published on the basis of an active market, fair value is either determined by reference to that of an almost identical instrument or is calculated on the basis of the cash flows that are expected to be derived from the investment.

Loans and Advances to Equity Accounted and Non-Consolidated Companies
      This caption includes financial assets held by consolidated companies on both equity accounted associates and non-consolidated entities.
      A provision is recorded against these assets when there is a recoverability risk resulting from the financial condition of the entities in question. Such provisions are included in the caption “Provisions on other non-current financial assets”.

Inventory and Costs Billable to Clients
      Inventory and costs billable to clients primarily comprise work-in-progress related to the advertising business, consisting of technical, creative and production work (graphic design, TV and radio production, editing, etc.), which is billable, but has not yet been billed to clients. They are recognized on the basis of costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
incurred and a provision is recorded when their net realizable value is lower than cost. Unbillable work or costs incurred relating to new client development activities are not recognized in assets except when they constitute expenses incurred during the proposal process which may be billed to the client under the terms of the contract. In order to assess net realizable value, inventory and costs billable to clients are reviewed on a case-by-case basis and written down, if appropriate, on the basis of criteria such as the existence of client disputes and claims.

Accounts Receivable
      Receivables are recognized at the initial amount of the invoice. An allowance for doubtful accounts is recognized for receivables for which there is a risk of non-recovery. Such allowances are determined, case-by-case, on the basis of various criteria such as difficulties in recovering the receivables, the existence of any disputes and claims, or the financial position of the debtor.
      As a result of the nature of the Group’s activities, accounts receivable are of a short-term nature. However any receivable whose recovery date was distant would be measured at its present value.

Derivatives
      The Group uses derivatives such as foreign currency and interest rate hedges in order to hedge its current or future positions against foreign exchange rate risk or interest rate risk. These derivatives are measured at their fair value, which is determined on the basis of market prices available at the balance sheet date.
      Once they are designated as hedges for accounting purposes, it is necessary to distinguish between:

•	Fair value hedges, which are used to hedge against changes in the fair value of a recognized asset or liability,

•	Cash flow hedges, which are used to hedge against exposure to changes in future cash flows, and

•	Hedges of net investments.
      For hedges related to a recognized asset or liability, all gains and losses resulting from the remeasurement of the hedging instrument at fair value are recognized immediately in the income statement. In parallel, changes in the value of the hedged item are reflected in the carrying value of this item and a gain or loss is recognized in the income statement.
      For hedges in respect of firm commitments which meet the conditions for use of hedge accounting (hedges of future cash flows), the portion of the gain or loss realized on the hedging instrument that is determined to be an effective hedge is recognized through equity. The ineffective portion is recognized immediately in the income statement. Gains and losses previously recognized through equity are taken to the income statement of the period in which the firm commitment affects results, for example when the sale effectively takes place.
      For hedges of net investments in foreign businesses, including hedges of monetary items recognized as forming part of the net investment, the accounting treatment is similar to that used for hedges of future cash flows. Gains or losses corresponding to the effective portion of the hedging instrument are recognized directly through equity while those which correspond to the ineffective portion are taken to the income statement. On disposal of the foreign investment, the cumulative amount of gains and losses previously recognized through equity are taken to the income statement.
      In the case of derivatives which do not meet the criteria for hedge accounting, all gains and losses resulting from changes in their fair value are recognized directly in the income statement of the period.
      Changes in the value of derivatives which are designated as fair value hedges are recognized in “Other financial income (expense)”, as are changes in the value of the underlying hedged items. The fair value of derivatives is recognized in “Other current assets” or in “Other current liabilities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents
      Cash and cash equivalents include cash in bank, petty cash, short term deposits with an initial maturity of less than three months and money market funds and monetary mutual funds subject to an insignificant risk of change in value, i.e., that comply with the following criteria: sensitivity to interest rate risk less than or equal to 0.25 and 12 month historical volatility close to zero.
      For the purposes of the consolidated cash flow statement, cash includes cash and cash equivalents as defined above, less bank overdrafts.

Treasury Stock
      Irrespective of its intended use, all treasury stock is recognized as a deduction from shareholders’ equity.

Bonds

•	Bonds reimbursable in cash:

The bonds are initially recognized at their fair value, which corresponds to the amount of cash received, net of issue costs.

Subsequent to initial recognition, bonds are recognized at amortized cost, using the effective interest rate method, which takes account of all issue costs and any redemption premium or discount.

•	Bonds with conversion options and bonds reimbursable in shares:

In the case of bonds convertible into shares (OCEANEs), bonds reimbursable in shares (ORANEs) and bonds with detachable equity warrants (OBSAs), the debt component and the equity component are separately recognized as of the date of initial recognition. The fair value of the debt component on issue is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable if the company had issued a bond with the same conditions but without a conversion option.

The value of the equity component is determined at the date of issue as the difference between the fair value of the debt component and the fair value of the entire bond. The value of the conversion option is not revised during subsequent financial years.

Issue costs are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issue.

The debt component is subsequently measured on an amortized cost basis.

Buyout Commitments to Minority Shareholders
      Publicis has granted put options to shareholders of its consolidated subsidiaries giving them the right to sell their minority shareholdings to the Group.
      While awaiting an IFRIC interpretation or a specific IFRS on this matter, the following accounting treatment has been adopted in accordance with currently applicable IFRS standards:

•	On initial recognition, these commitments are recognized in financial debt at the discounted value of the purchase commitment, with the double entry being booked to minority interests and, for the balance, to goodwill,

•	Subsequent changes in the value of the commitment are recognized by adjusting the amount of goodwill,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	On expiration of the commitment, if the purchase does not take place, the entries previously recognized are reversed; if the purchase is completed, the amount recognized in financial debt is reversed against the cash outflow related to the purchase of the minority shareholding.

Provisions
      Provisions are recognized when:

•	The Group has a current obligation (legal or constructive) resulting from a past event,

•	It is probable that an outflow of resources embodying economic benefits will be necessary to extinguish the obligation, and,

•	The amount of the obligation can be estimated reliably.
      If the effect of the time value of money is material, provisions are discounted to present value. Increases in the amount of provisions resulting from the unwinding of the discount are recognized as financial expenses.
      Contingent liabilities are not recognized but are, rather, when material, disclosed in the notes to the financial statements (except in the case of business combinations where they constitute identifiable items for recognition).

•	Provisions for litigation and claims

The Group recognizes a provision in each case where a risk related to litigation or a claim of any type (commercial, regulatory, tax or employee related) is identified, where it is probable that an outflow of resources will be necessary to extinguish this risk and where a reliable estimate of costs to be incurred can be made. In such cases, the amount of the provision (including any related penalties) is determined by the agencies and their experts, under the supervision of the Group’s head office teams, on the basis of their best estimate of the probable costs related to the litigation or the claim.

•	Provisions for restructuring

Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced.

In the context of an acquisition, restructuring plans which do not constitute liabilities for the acquired enterprise at the date of acquisition are recognized as expenses.

These costs consist primarily of severance and early retirement payments, other employment expenses, and, in some cases, of write-downs of property and equipment and other assets.

•	Vacant property provisions

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

•	Pensions and other post-employment benefits

The Group recognizes commitments related to pensions and other post-employment benefits in accordance with the type of plan in question:

•	Defined contribution plans: the amount of Group contributions paid to the plan is recognized as an expense of the period;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Defined benefit plans: the cost of defined benefits is separately determined for each plan using the projected unit cost actuarial method. Actuarial gains and losses are recognized in income or expense when cumulative non-recognized actuarial gains and losses for a given scheme exceed 10% of the greater of the amount of the defined benefit commitment obligation or the fair value of plan assets. These gains and losses are recognized over the expected average residual working life of the employees covered by the plans.

The effect of unwinding the discount on employee benefit commitments, net of the expected return on plan assets is recognized in “Other financial income (expense)”.

Accounts Payable
      This caption includes all operating payables (including notes payable and accrued supplier invoices) related to the purchase of goods and services, with the exception of those related to media space purchases in France carried out in accordance with the French “Loi Sapin” (such payables are included in “Other creditors and other current liabilities”). These payables are due within less than one year. However any payable whose due date was distant would be measured at its present value.

Revenues
      A written agreement with clients (purchase order, letter, contract, etc.) indicating the nature and the amount of the work to be performed is required for the recognition of revenue. The Group’s revenue recognition policies are summarized below:

•	For commission based customer arrangements (excluding production):

•	advertising creation: recognition at date of publication or broadcast,

•	media space buying services: recognition at date of publication or broadcast;

•	For other customer arrangements (project based arrangements, fixed fee arrangements, time-based arrangements, etc.):

Revenue is recognized in the accounting period in which the service is rendered. Revenues under fixed fee arrangements are recognized on a straight-line basis which reflects the nature and the scope of services rendered. Revenues under time-based arrangements are recognized on the basis of work performed.

•	Fees based on performance criteria:

Revenue is recognized when the performance criteria have been met and the customer has confirmed its agreement.

Publicis Stock Options
      The fair value of options granted is recognized in personnel expenses over the vesting period of the options. It is determined by an independent expert using the Black-Scholes model.
      For plans in respect of which exercise depends on achievement of objectives, the Group evaluates the probability that the objectives will be achieved and takes account of this estimate in its calculation of the number of shares to be issued.

Non-Current Income (Expense)
      In order to facilitate understanding of the Group’s operational performance, Publicis presents unusual income and expenses in “Non-current income (expense)”. This caption notably includes capital gains and losses on disposal of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of Net Financial Debt and Other Financial Income (Expense)
      Cost of net financial debt includes interest expense on financial debt and interest income on cash and cash equivalents.
      Other financial income (expense) mainly includes the effects of unwinding of discount on vacant property provisions and on pensions provisions (net of return on plan assets), changes in the fair value of derivatives and foreign exchange gains and losses.

Income Taxes
      Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. Deferred taxes are recognized using the balance sheet liability method in respect of temporary differences between the tax value and the carrying amount of assets and liabilities.
      Deferred tax assets are recognized for deductible temporary differences, loss carryforwards and unused tax credits to the extent that it is probable that taxable profits (resulting from the reversal of taxable temporary differences or taxable profits that will be generated by the entity) against which such items can be used will be available in future years.
      The carrying amount of deferred tax assets is reviewed at each balance sheet date and if necessary is reduced to the extent that it is no longer probable that sufficient taxable profits for the use of all or part of the deferred tax asset will be available. Previously unrecognized deferred tax assets are evaluated at each balance sheet date and recognition occurs if it has become probable that future taxable profits will enable them to be recovered.
      Deferred tax assets and liabilities are measured on the basis of tax rates expected to be applicable in the year in which the asset will be realized or the liability settled. The tax rates used are those that have been enacted, or virtually enacted, at the balance sheet date.

Earnings per Share and Diluted Earnings per Share
      Earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, including the effect of redemption of ORANEs in shares, as ORANEs are contractually reimbursable in ordinary shares.
      Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, after cancellation of interest on bonds reimbursable in, or convertible into, ordinary shares, by the weighted average number of ordinary shares in issue during the period adjusted by the effect of dilutive options, dilutive equity warrants and the conversion of bonds convertible into ordinary shares (OCEANEs).
      In the calculation of diluted earnings per share, only instruments with a dilutive effect, i.e., those whose effect is to reduce net earnings per share, are taken into account.
      For Publicis stock options and equity warrants the following method is used:
      In order to calculate diluted earnings per share, the dilutive options and the dilutive equity warrants are presumed to have been exercised.
      The proceeds resulting from the exercise of these instruments are considered to have been received for the issue of ordinary shares at the average market price for ordinary shares during the period (which is deemed to represent fair value — this share issue has neither a dilutive or anti-dilutive effect and is not taken into account in the calculation of diluted earnings per share). The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price is treated as an issuance of shares without financial consideration, thus having a dilutive effect; this number of shares is taken into account in the denominator of diluted earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In this manner, options and equity warrants only have a dilutive effect when the average market price for ordinary shares during the period exceeds the exercise price for such options or equity warrants (i.e., when they are “in the money”).
      In addition to earnings per share as described above (both basic and diluted), the Group usually calculates and communicates a, basic and diluted, “headline” earnings per share, which is similar to that described above except that the earnings taken into account exclude:

•	The “Impairment” and “Amortization of intangibles arising on acquisition” captions, and

•	Certain specifically designated unusual income and expenses (recorded under the “Non-current income (expense)” caption).

1.3	Principle Sources of Uncertainty Arising from Use of Estimates
      The main assumptions concerning future events, and other sources of uncertainty arising from the use of estimates at the balance sheet date, in respect of which a significant risk of changes in estimates of the net carrying amount of assets and liabilities during future years exists, relate to:

•	Provisions

•	Impairment of goodwill and intangible assets

•	Measurement at fair value of the options granted under Publicis Groupe S.A.’s stock option plans
      Detailed disclosures in these areas are provided, respectively in note 20, note 5, and note 28 hereafter.

1.4	Impact of IFRS Standards and IFRIC Interpretations Which are Published but Not Yet in Force
      The Group has analyzed the IFRS standards and amendments and the IFRIC interpretations published and approved by the European Union at December 31, 2005 which are applicable on January 1, 2006 at the latest, as well as such texts that have not yet been approved by the European Union at December 31, 2005. The Group expects that adoption of these texts will not have a material impact on its financial statements in the periods in which they first become applicable.

2.	Changes in the Scope of Consolidation
2.1 Acquisitions in the Year
      The principal acquisitions in the year were as follows:

•	In September 2005, the Group acquired 50.01% of Freud Communications, the principal independent Public Relations company in the United Kingdom,

•	In November 2005, the Group acquired 70% of the Eventive group, which is market leader in the events business in Austria and a major player in both Germany and Switzerland.
      All acquisitions in the year, taken together, represent less than 1% of consolidated revenues and made a positive contribution of less than 0.5% to net income attributable to equity holders of the parent.

2.2	Disposals in the Year
      During the 2005 financial year the Group sold the 50% shareholdings it held in both JC Decaux Netherlands BV and VKM and the 49% shareholding it held in SOPACT.
      In addition, the Group also sold 33% of Metrobus. At December 31, 2005, the Group owns 67% of Metrobus.
      The sale price for the abovementioned investments was 110 M€ .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The companies sold contributed approximately 1% to 2005 consolidated revenues and net income attributable to equity holders of the parent.

3.	Personnel Expenses and Headcount
      Personnel expenses include salaries, commissions, bonuses, employee profit sharing and holiday pay. They also include expenses related to stock option plans and expenses related to pensions (excluding the net effect of unwinding of discount on benefit obligations which is included in “Other financial income (expense)”).

	2005	2004

	(Millions of
	euros)
Remuneration	1,964	1,822
Social security expenses	316	287
Post-employment benefits	63	59
Stock-option expense	20	20
Temporaries and freelances	91	83
Total	2,454	2,271

Breakdown of Headcount

By Geographical Area:

	2005	2004

Europe	14,412	14,151
North America	12,158	11,308
Rest of the world	12,040	10,925
Total	38,610	36,384

By Function (in %):

	2005	2004

Commercial	23%	22%
Creative	18%	17%
Production and specialized activities	15%	15%
Media and research	22%	22%
Administration and Management	16%	17%
Other	6%	7%
Total	100%	100%

4.	Other Operating Expenses
      Other operating expenses include all external charges other than production and media purchases. They include rent, other lease expenses and other expenses related to the occupancy of premises of an amount of 236 M€ in 2005 as against 240 M€ in 2004. They also include taxes (other than income taxes) and additions to and reversals of provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Depreciation, Amortization and Impairment

	2005	2004

	(Millions of euros)
Amortization expense on other intangible assets (excluding intangibles arising on acquisition)	(19)	(10)
Depreciation of property and equipment	(97)	(109)
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(116)	(119)
Amortization of intangibles arising on acquisition	(23)	(29)
Impairment of intangibles arising on acquisition	(11)	(123)
Impairment of goodwill	(6)	(92)
Impairment of property and equipment	(16)	—
Impairment	(33)	(215)
Total depreciation, amortization and impairment	(172)	(363)

Impairment of Intangibles Arising on Acquisition
      Impairment tests were carried out on all of the Group’s tradenames, being those recognized on acquisition of Bcom3 (Leo Burnett, Starcom, MS&L and Medicus) and the Fallon and ZenithOptimedia tradenames. Fallon and Nelson client relationships were also subjected to impairment tests. All valuations required for these impairment tests were performed by an independent expert.
      The after tax discount rates used in the valuations were between 8.0% (11.8% before tax) and 10% (20.7% before tax).
      These tests led the Group to recognize an impairment loss on Fallon’s client relationships in an amount of 11 M€ .
      This expense, determined using an after tax discount rate of 10% (20.6% before tax) results from the loss of several clients during the year.

Impairment of Goodwill
      Impairment tests were carried out on the cash generating units, which are comprised of agencies or combinations of agencies.
      The valuations required for performance of impairment tests on goodwill of Leo Burnett (which resulted from the allocation of the overall goodwill arising on acquisition of Bcom3) and of Fallon were performed by an independent expert. The other impairment tests were performed by the Group.
      The after tax discount rates used were between 8.5% (12% before tax) and 10% (14.1% before tax). The terminal growth rate used in the projections is between 3 and 3.5%.
      These tests led the Group to recognize an impairment loss of 1 M€ in respect of goodwill on Publicis Thailand and Publicis Peru.
      In addition, the Group used 5 M€ of tax loss carryforwards which existed at the date of acquisition of Bcom3 but which had not been recognized in the balance sheet. Impairment of the Bcom3 goodwill was thus recognized for an identical amount.
      Furthermore, the carrying amounts of the goodwill and the tradename allocated to Leo Burnett amount, respectively, to 1,149 M€ (being 40% of the total carrying amount of goodwill) and 232 M€ (being 63% of the total carrying amount of tradenames) at December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The impairment test on the Leo Burnett goodwill was carried out on the basis of the value in use of this cash generating unit determined using its 5-year business plan (2006-2010) and the following assumptions:

•	Discounting of future cash flows at a pre-tax rate of 8.5% after tax (12% before tax),

•	Growth of revenues over the period 2006-2010 in line with the average expected growth of the creative agency networks,

•	A terminal growth rate of 3%,

•	Constant levels of margins over the period of the business plan and beyond.
      The value in use thus calculated is greater than the carrying amount of the Leo Burnett cash generating unit. No impairment loss thus needed to be recognized. Use of a discount rate 1% higher than that used leads to the same conclusion. Use of a terminal growth rate 1% lower than that used also leads to the same conclusion.

Impairment of Property and Equipment
      This represents the impairment loss recognized on property and equipment used in the context of loss-making activities.

6.	Non-current Income (Expense)
      This caption brings together unusual items of income and expense. It notably includes capital gains and losses on disposal of assets.

	2005	2004

	(Millions of euros)
Capital gains (losses) on disposal of assets(1)	80	(2)
Capital gains (losses) on redemption of financing instruments(2)	(22)	(7)
Other non-current income (expense)	1	(1)
Non-current income (expense)	59	(10)

(1)	In 2005, this is mainly comprised of the capital gain on the sale of shareholdings in JC Decaux Netherlands, VKM, and SOPACT, as well as 33% of Metrobus.

(2)	In 2005, this represents the capital loss on redemption of 62.36% of the Oceane 2018. In 2004, it represents the capital loss on the redemption of the bond component of the OBSA and the sale of the CLN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Net Financial Costs

	2005	2004

	(Millions of euros)
Interest expense on loans and bank overdrafts	(114)	(144)
Interest expense on finance lease obligations	(10)	(10)
Interest income	46	46
Cost of net financial debt	(78)	(108)
Foreign exchange gains (losses)	(51)	29
Change in the fair value of derivatives	47	(23)
Financial expense related to unwinding of discount on long-term vacant property provisions (at a rate of 5%)	(7)	(8)
Net financial expense related to unwinding of discount on pension provisions	(4)	(5)
Dividends received from unconsolidated companies	1	1
Other financial income (expense)	(14)	(6)
Net financial costs	(92)	(114)

8.	Income Taxes
      Analysis of income tax expense

	2005	2004

	(Millions of euros)
Current tax expense	(233)	(180)
Tax loss carryforwards and tax credits which reduced current tax expense but were not recognized in assets in prior periods	43	35
Total current tax expense	(190)	(145)
Net deferred tax expense related to the creation and reversal of temporary differences	33	33
Changes in provisions against deferred tax assets and recognition of deferred tax assets(1)	—	—
Total deferred tax income (expense)	33	33
Income taxes	(157)	(112)

(1)	Excluding, in 2004, 57 M€ of recognition of deferred tax assets related to conversion to IFRS which are included under the “Net change in deferred taxes related to the OBSA/ CLN transactions and deferred tax assets related to the conversion to IFRS” caption in the Income Statement .
Analysis of Income Taxes Recognized Through Equity
      Income taxes recognized directly through equity in the financial year relate to the swap on the Eurobond 2012 (see Note 26). The amount involved is a deferred tax liability of 9 M€ . No taxes were recognized directly though equity during the 2004 financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Effective Tax Rate
      The effective tax rate is as follows:

	2005	2004

	(Millions of euros)
Income of consolidated companies before taxes	560	212
Capital gain on disposals of JC Decaux Netherlands, VKM, SOPACT and 33% of Metrobus	(87)	—
Capital loss on the redemption of the debt component of the OBSA and the sale of the CLN	—	7
Goodwill impairment, excluding impairment arising from the use of tax losses which were not recognized at the time of acquisition of Bcom3	1	88
Impairment of property and equipment	16	—
Income before non-current gains and losses	490	307
French tax rate	33,83%	34,33%
Expected tax expense:	(166)	(105)
Effect of:
— Differences in income tax rates	(4)	(4)
— Income taxed at reduced rates	—	—
— Use of prior tax losses and recognition of deferred tax assets in respect of prior year losses(1)	43	35
— Losses in year for which no deferred tax asset was recognized and provisions against deferred tax assets	(22)	(12)
— Permanent differences	(8)	(26)
Income taxes per the income statement(2):	(157)	(112)
Effective tax rate	32,0%	36,5%

(1)	Excluding, in 2004, 57 M€ of recognition of deferred tax assets related to conversion to IFRS which are included under the “Net change in deferred taxes related to the OBSA/ CLN transactions and deferred tax assets related to the conversion to IFRS” caption in the Income Statement.

(2)	Excluding net change in deferred taxes related to the OBSA/ CLN transactions and deferred tax assets related to the conversion to IFRS.
Tax Loss Carryforwards
      Following the acquisition of Saatchi & Saatchi, the Group had approximately 503 M€ of tax loss carryforwards, arising out of Saatchi transactions prior to the acquisition, available to it. At December 31, 2005, the amount of unrecognized tax loss carryforwards, from an accounting perspective, is 200 M€ .
      In addition to the Saatchi & Saatchi tax loss carryforwards, the Group has 290 M€ of tax loss carryforwards at December 31, 2005 (of which 257 M€ can be carried forward indefinitely) which have not given rise to recognition of a deferred tax asset in the consolidated balance sheet because of uncertainties related to restricted possibilities for their use.
      Tax loss carryforwards of the Bcom3 group which existed at the time of the acquisition and which were used in 2005 have been adjusted against Bcom3 goodwill for 5 M€ , in accordance with IFRS 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Deferred Taxes Recognized in the Balance Sheet
      At December 31, deferred tax assets and liabilities are as follows:

	2005	2004

	(Millions of euros)
Short-term	70	98
Long-term	354	327
Effect of offset of deferred tax assets and liabilities by tax group(1)	(208)	(57)
Total deferred tax assets	216	368
Short-term	(31)	(36)
Long-term	(397)	(386)
Effect of offset of deferred tax assets and liabilities by tax group(1)	208	57
Total deferred tax liabilities	(220)	(365)
Deferred tax assets (liabilities), net	(4)	3

(1)	Offset in 2005 takes account of the creation of a single tax group during the year in the United States.
Sources of deferred taxes

	2005	2004

	(Millions of euros)
Deferred tax assets arising on temporary differences (excluding Bcom3)	235	223
Deferred tax assets on hybrid bonds	13	15
Deferred tax assets on restructuring and vacant property commitments related to the Bcom3 acquisition	104	116
Deferred tax assets arising on tax loss carryforwards	72	71
Effect of offset of deferred tax assets and liabilities by tax groups	(208)	(57)
Total deferred tax assets	216	368
Deferred tax liabilities related arising on temporary differences (excluding hybrid bonds)	(61)	(31)
Deferred tax liabilities on hybrid bonds	(31)	(54)
Deferred tax liabilities attributable to adjustment of assets and liabilities at fair value on acquisition	(282)	(283)
Deferred tax liability arising on the Champs Elysées building being restated at fair value (as deemed cost)	(54)	(54)
Effect of offset of deferred tax assets and liabilities by tax groups	208	57
Total deferred tax liabilities	(220)	(365)
Deferred tax assets (liabilities), net	(4)	3
      Deferred tax liabilities include those arising on the adjustment of intangible assets on the acquisitions of Zenith (37 M€) and Bcom3 (223 M€ ), as well as those related to the separation of the hybrid bonds (OCEANEs, ORANEs) into their components and the deferred tax liability arising on the Champs Elysées building being adjusted to fair value (as deemed cost) at the date of transition to IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Earnings per Share and Diluted Earnings per Share

		2005	2004

Net income used for the calculation of earnings per share (in millions of euros)
Net income attributable to equity holders of the parent	a	386	278
Impact of dilutive instruments:
— Savings in financial expenses related to the conversion of debt instruments, net of tax(1)		25	23
Net income attributable to equity holders of the parent — diluted	b	411	301
Number of shares used for the calculation of earnings per share
Average number of shares in circulation		182,818,378	182,410,541
Shares to be issued to redeem the ORANEs		27,597,612	28,125,000
Average number of shares used for the calculation	c	210,415,990	210,535,541
Impact of dilutive instruments:(2)
— Effect of exercise of dilutive stock options		228,591	276,383
— Shares resulting from the conversion of the convertible bonds(1)		23,172,413	23,172,413
Number of shares — diluted	d	233,816,994	233,984,337
(in euros)
Earnings per share	a/c	1.83	1.32
Earnings per share — diluted	b/d	1.76	1.29

(1)	Only the 2008 OCEANEs are taken into account for the calculation of earnings per share as the 2018 OCEANEs have an anti-dilutive effect on EPS.

(2)	Equity warrants and stock options whose exercise price is greater than the average share price for 2005, as well as the 2018 OCEANEs, are not taken into account in the calculation of diluted earnings per share because of their anti-dilutive nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		2005	2004

Net income used for the calculation of Headline earnings per share(1) (in millions of euros)
Net income attributable to equity holders of the parent		386	278
Items excluded:
— Amortization of intangibles arising on acquisition, net of tax		14	18
— Impairment, net of tax		24	164
— Capital gains, net of tax, on the sale of JC Decaux Netherlands, VKM, SOPACT and 33% of Metrobus, net of tax		(87)	—
— Capital loss on the redemption of the Oceane, net of tax		16	—
— Capital gains on the OBSA/ CLN transactions, net of tax		—	(134)
— Deferred tax assets related to conversion to IFRS		—	(57)
Adjusted net income attributable to equity holders of the parent	e	353	269
Impact of dilutive instruments:
— Savings in financial expenses related to the conversion of debt instruments, net of tax		25	23
Adjusted net income attributable to equity holders of the parent — diluted	f	378	292
Number of shares used for the calculation of earnings per share Average number of shares in circulation		182,818,378	182,410,541
Shares to be issued to redeem the ORANEs		27,597,612	28,125,000
Average number of shares used for the calculation	c	210,415,990	210,535,541
Impact of dilutive instruments:
— Effect of exercise of dilutive stock options		228,591	276,383
— Shares resulting from the conversion of convertible bonds		23,172,413	23,172,413
Number of shares — diluted	d	233,816,994	233,984,337
(en euros)
Headline earnings per share(1)	e/c	1.68	1.28
Headline earnings per share(1) — diluted	f/d	1.62	1.25

(1)	Earnings per share before amortization of intangibles arising on acquisition, impairment, capital gain (loss) on the disposals of JC Decaux Netherlands, VKM, SOPACT and 33% of Metrobus, the OBSA/ CLN transactions (net of tax) and the recognition of deferred tax assets related to conversion to IFRS.
      It should be noted that the following operations affecting ordinary shares or potential ordinary shares have taken place since the balance sheet date:

•	Exercise of the put on the Oceane 2018 in January 2006: 1,149,587 Oceanes were redeemed, thus eliminating an equivalent number of potential shares.

•	Public equity warrant buyback offer initiated on January 13, 2006: the offer resulted in the buyback of 22,107,049 equity warrants, leading to the elimination of an equivalent number of potential shares.

10.	Goodwill
      Publicis opted for the possibility not to restate prior classification and methods used for business combinations that took place before the transition date. As from this date, business combinations are treated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in accordance with the requirements of IFRS 3 and thus goodwill and intangible assets with indefinite useful lives are no longer amortized.
      At January 1, 2004, the transition date, the gross carrying amount of goodwill under IFRS is equal to the gross value of such goodwill under French standards less prior accumulated amortization.
      Goodwill balances in respect of consolidated companies can be analyzed as follows:

	Europe	North America	Rest of the World	Total

	(Millions of euros)
Net value at December 31, 2004	856	1,367	400	2,623
2005 financial year:
- Gross goodwill at January 1, 2005	910	1,378	444	2,732
- Changes in the year (including translation adjustments)	125	96	53	274
Total gross value	1,035	1,474	497	3,006
Impairment	(59)	(12)	(52)	(123)
Net value at December 31, 2005	976	1,462	445	2,883
Changes in Goodwill

	Gross		Net
	Value	Impairment	Value

	(Millions of euros)
At January 1, 2004	2,711	(18)	2,693
Acquisitions/ impairment	99	(92)	7
Changes related to the recognition of commitments to purchase minority interests(1)	(38)	—	(38)
Disposals and derecognition	(22)	—	(22)
Translation adjustment and other	(18)	1	(17)
December 31, 2004	2,732	(109)	2,623
Acquisitions/impairment	72	(6)	66
Changes related to the recognition of commitments to purchase minority interests(1)	50	—	50
Disposals and derecognition	(8)	—	(8)
Translation adjustment and other	160	(8)	152
December 31, 2005	3,006	(123)	2,883

(1)	While awaiting a specific IFRS or an IFRIC interpretation, commitments to purchase minority interests have been recognized in financial debt with the double entry being booked to minority interests and, for the balance, to goodwill. Any future changes in such minority interests as well as any change in the valuation of such commitments will modify the related goodwill balance.
      At December 31, 2005, the gross value of goodwill resulting from the Bcom3 acquisition amounts to 1,904 M€. Impairment recognized in respect of this goodwill amounts to 9 M€ at December 31, 2005. It corresponds to the amount of tax loss carryforwards of Bcom3 used since 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Intangible assets, net
Changes in Intangible Assets with Finite Useful Lives

	Client Relationships			Software and Other

	Gross	Amortization/		Gross	Amortization/
	Value	Impairment	Net Value	Value	Impairment	Net Value

	(Millions of euros)
January 1, 2004	564	(62)	502	100	(68)	32
Additions	3	—	3	28	—	28
Amortization	—	(29)	(29)	—	(10)	(10)
Impairment	—	(95)	(95)	—	—	—
Disposals and write-off	(5)	1	(4)	(10)	8	(2)
Translation and other	(28)	13	(15)	(19)	7	(12)
December 31, 2004	534	(172)	362	99	(63)	36
Additions	—	—	—	32	—	32
Amortization	—	(23)	(23)	—	(19)	(19)
Impairment	—	(11)	(11)	—	—	—
Disposals and derecognition	(3)	3	—	(7)	6	(1)
Translation and other	61	(31)	30	(7)	(4)	(11)
December 31, 2005	592	(234)	358	117	(80)	37
Changes in Intangible Assets with Indefinite Useful Lives and in Total Intangible Assets

	Tradenames			Total intangible assets

	Gross			Gross	Amortization/
	Value	Impairment	Net Value	Value	Impairment	Net Value

	(Millions of euros)
January 1, 2004	382	—	382	1,046	(130)	916
Additions	—	—	—	31	—	31
Amortization	—	—	—		(39)	(39)
Impairment	—	(28)	(28)	—	(123)	(123)
Disposals and write-off	—	—	—	(15)	9	(6)
Translation and other	(14)	2	(12)	(61)	22	(39)
December 31, 2004	368	(26)	342	1,001	(261)	740
Additions	—	—	—	32	—	32
Amortization	—	—	—	—	(42)	(42)
Impairment	—	—	—	—	(11)	(11)
Disposals and write-off	—	—	—	(10)	9	(1)
Translation and other	30	(4)	26	84	(39)	45
December 31, 2005	398	(30)	368	1,107	(344)	763
Valuation of Intangible Assets
      Valuation tests performed by an independent expert at year-end 2005 resulted in the recognition of impairment of 11 M€ on Fallon client relationships (see Note 5 — Depreciation, amortization and impairment).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Property and Equipment, Net

	Land and
	buildings	Other	Total

	(Millions of euros)
Gross value at January 1, 2004	317	1,038	1,355
Additions	—	94	94
Disposals and write offs	(4)	(130)	(134)
Changes to scope of consolidation	—	—	—
Translation and other	(12)	(99)	(111)
Gross value at December 31, 2004	301	903	1,204
Additions	—	69	69
Disposals and write offs	(2)	(106)	(108)
Changes to scope of consolidation	—	(58)	(58)
Translation and other	52	54	106
Gross value at December 31, 2005	351	862	1,213
Accumulated depreciation at December 31, 2004	(8)	(587)	(595)
Increases(1)	(6)	(107)	(113)
Reversals	1	101	102
Changes to scope of consolidation	—	38	38
Translation and other	(37)	(28)	(65)
Accumulated depreciation at December 31, 2005	(50)	(583)	(633)
Net value at December 31, 2005	301	279	580

(1)	Including 16 millions of impairment on other property and equipment (See note 5).
Land and Buildings
      At December 31, 2005, the net book value of land and buildings of which Publicis is the proprietor is 198 M€ .
      The Group’s principal property asset is its corporate headquarters located at 133 avenue des Champs-Elysées in Paris. This seven-story building comprises about 12,000 square meters of office space primarily occupied by Group companies and 1,500 square meters of commercial property occupied by the Publicis Drugstore and two public cinemas.
      Publicis opted to revalue this building at its fair value and to consider this value as being the deemed cost at the transition date. The fair value of this building at the transition date amounts to 164 M€, which represents an adjustment of 159 M€ compared to its carrying amount under previous accounting standards. The valuation was performed by an independent expert using the rent capitalization method.
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
Other Property and Equipment
      The Group notably has significant information systems equipment dedicated to the creation and production of advertising, management of media buying, and administrative functions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Assets under Finance Leases
      The net book value of such assets in the consolidated balance sheet is 103 M€ at December 31, 2005.
      The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago (United States). Leo Burnett’s finance lease contract is in respect of assets with a gross value of 109 M€ , depreciable over 30 years and has been valued by an independent expert. The office building is located at 35 West Wacker Drive in Chicago (United States).
      Property and equipment includes the following amounts in respect of assets held under finance leases:

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Gross value of buildings	131	116
Depreciation	(28)	(22)
Net value	103	94

13.	Investments Accounted for by the Equity Method
      Investments accounted for by the equity method at June 30, 2005 amounted to 33 M€ (as against 17 M€ at December 31, 2004).
      Changes in this account caption in 2005 were as follows:

Carrying Amount

(Millions of euros)
Amount at January 1, 2005	17
Acquisitions	12
Disposals	(3)
Group share of earnings of equity accounted investments	11
Dividends paid	(9)
Effect of translation and other	5
Amount at December 31, 2005	33
      The main account balances in the balance sheet and the income statement of associated companies are as follows at December 31, 2005:

	2005	2004

	(Millions of euros)
Share in balance sheets of associated companies
Current assets	122	67
Non-current assets	108	95
Total assets	230	162
Current liabilities	190	133
Non-current liabilities	7	12
Total liabilities	197	145
Net assets	33	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005	2004

	(Millions of euros)
Share of income of associated companies
Revenues	55	43
Net income	11	6
Carrying amount of the investment	33	17
      The main entities accounted for under the equity method are Bartle, Bogle Hegarty (BBH), Burrell Communications and International Sports and Entertainment (iSe). The carrying amounts of the investments in BBH and Burrell Communications amount, respectively, to 13 M€ and 10 M€ . iSe, which was created jointly in 2003 between Publicis (45%) and Dentsu (45%), manages the “Hospitality and Prestige Ticketing” program in respect of the FIFA 2006 World Cup Football Championship. The carrying amount of the investment in iSe is not material.

14.	Other Financial Assets
      Other financial assets are principally comprised of investments considered to be available-for-sale.
      The portion of other financial assets maturing in less than one year is classified in current assets.

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Available-for-sale financial assets
• IPG shares	43	52
• Other	10	13
Loans and advances to equity accounted and non-consolidated companies	6	7
Other non-current financial assets	86	90
Gross value	145	162
Provisions	(27)	(19)
Net value	118	143
      Publicis owns 1.23% of Interpublic Group (IPG) at December 31, 2005. This investment is not consolidated and the shares are classified as “available-for-sale”.
      Summary financial information in respect of IPG (most recent published consolidated figures):

2004

(En millions de dollars)
Revenues	6,387
Net income	(558)
Shareholders’ equity at December 31,	1,718

15.	Inventory and Costs Billable to Clients

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Gross value	585	439
Provisions against inventories and costs billable to clients	(5)	(2)
Net value	580	437

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2005, increases in provisions against inventories and costs billable to clients amounted to 3 M€ . No reversals of such provisions were recorded.

16.	Accounts Receivable

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Trade accounts receivable	4,039	3,323
Notes receivable	51	11
Gross value	4,090	3,334
Provision for doubtful accounts	(76)	(52)
Net book value	4,014	3,282
      These receivables are due in less than one year.
      When Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement movement), the related accounts receivable are recorded in “Other receivables” in the balance sheet.
      In 2005, allowances to provisions for doubtful accounts amounted to 37 M€ and reversals of such provisions amounted to 14 M€ .

17.	Other Receivables and Other Current Assets

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Taxes receivable	171	155
Receivables on transactions performed as an agent (media space purchases)	131	86
Advances to suppliers	36	31
Prepayments and accrued income	68	69
Derivatives hedging current assets and liabilities	1	1
Derivatives on intercompany loans and borrowings(1)	12	2
Derivatives hedging net investment(1)	26	—
Other receivables and other current assets	156	109
Gross value	601	453
Provisions	(24)	(3)
Net value	577	450

(1)	These current assets are included in the calculation of net financial debt (see Note 22)

18.	Cash and Cash Equivalents

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Cash and bank balances	767	1,128
Marketable securities	1,213	58
Total	1,980	1,186
      Marketable securities are principally comprised of monetary mutual funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Shareholders’ Equity
      The statement of changes in shareholders’ equity is presented on page 5.

Share Capital of the Parent Company
      Publicis Groupe SA’s share capital increased by 655,180 euros in 2005, corresponding to 1,637,949 shares with a par value of 0.40 euro each:

•	1,562,129 shares issued in redemption of the first tranche of the Orane

•	75,820 shares issued in the context of exercise of options
      At December 31, 2005 the company’s share capital was 78,843,604 euros, comprised of 197,109,010 shares with a par value of 0.40 euro each.

Early Redemption of the Oceane 2018 Bonds
      In February 2005, Publicis redeemed 62.36% of the Oceane 2018 bonds prior to their maturity date. The 464 M€ cost of redemption was allocated between a debt component and an equity component, in accordance with the same principle as applied to the original debt. This resulted in shareholders’ equity being reduced by 9 M€ .

Deduction of Treasury Stock Existing at December 31, 2005
      Treasury stock held at the end of the period, including treasury stock held in the context of the liquidity contract, is deducted from shareholders’ equity.
      The following movements took place on the treasury stock portfolio in 2005:

	Number of
	Shares	Gross Value

	(Millions of euros except
	shares)
Treasury stock held at December 31, 2004(1)	13,382,843	332
Options exercised	(64548)	(2)
Other movements 2005(1)	(278531)	(7)
Treasury stock held at December 31, 2005(1)	13,039,764	323

(1)	Including shares held under the liquidity contract

Dividends Voted and Proposed

	Per Share	Total

	(Millions of euros)
	(except per share
	data in €)
Dividends paid in 2005 (in respect of the 2004 financial year)	0.30	55
Dividends proposed to the Annual General Meeting (in respect of the 2005 financial year)	0.36	71	(1)

(1)	Amount for all existing shares at December 31, 2005, including treasury stock.
      The dividend proposed in respect of the 2005 financial year will not have any tax impact for the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Provisions

				Pensions
				and Other
				Post-	Litigation
		Vacant		Employment	and
	Restructuring	Property	Sub-Total	Benefits	Claims	Other	Total

	(Millions of euros)
January 1, 2004	102	232	334	272	54	149	809
Increases	12	9	21	38	4	22	85
Releases on use	(55)	(47)	(102)	(58)	(4)	(35)	(199)
Other releases	—	—	—	—	—	—	—
Changes to scope of consolidation	—	—	—	—	—	—	—
Translation and other	(3)	(18)	(21)	(10)	(8)	(13)	(52)
December 31, 2004	56	176	232	242	46	123	643
Increases	10	8	18	22	5	32	77
Releases on use	(35)	(21)	(56)	(22)	—	(14)	(92)
Other releases	—	—	—	—	—	(1)	(1)
Changes to scope of consolidation	—	—	—	—	—	(4)	(4)
Translation and other	3	19	22	1	(3)	16	36
December 31, 2005	34	182	216	243	48	152	659
Of which long-term	21	170	191	215	27	106	539
Of which short-term	13	12	25	28	21	46	120

Restructuring Provisions and Vacant Property Provisions
      Restructuring provisions and vacant property provisions result mainly from the acquisition of Bcom3.

Restructuring Provisions
      These provisions are based on estimated closing or restructuring costs for certain activities as a result of plans announced publicly but not yet carried out at year-end 2005 (principally severance pay). The plans, detailed by project and nature, were approved by General Management before being announced. The plans are monitored centrally in order to ensure that the provision is applied to costs incurred and in order to justify the remaining balance on the basis of outstanding costs to be incurred.

Vacant Property Provisions
      These are principally comprised of provisions related to the acquisition of Bcom3, for an amount of 159 M€ at December 31, 2004, and of provisions related to Saatchi & Saatchi. These provisions relate mainly to New York City for a total amount of 125 M€ including 63 M€ for the rental contract related to the property at 375 Hudson Street in New York City. Valuations have been carried out by discounting rent payable, less expected sub-lease income, at an annual rate of 5%.
     Obligations in Respect of Employee Benefits
      Obligations in respect of employee benefits (see note 21) include:

•	Defined benefit pension plans,

•	Post-employment health cover plans, and

•	Other post-employment benefits such as deferred remuneration and long-service awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Defined Benefit Pension Commitments and Post-employment Health Cover
      The Group has a certain number of commitments under defined benefit plans (pension plans and health cover). Commitments under material plans are calculated in accordance IAS 19 on an annual basis.
      The calculations for these defined benefit plans have been carried out by independent experts in the United States, England, Germany, France and the Netherlands.

	December 31, 2005			December 31, 2004

		Post-			Post-
	Pension	Employment		Pension	Employment
Change in the Actuarial Benefit Obligation	Plans	Health Cover	Total	Plans	Health Cover	Total

	(Millions of euros)
Actuarial benefit obligation at start of year	(348)	(38)	(386)	(329)	(37)	(366)
Service cost	(16)	(1)	(17)	(15)	(1)	(16)
Interest expense on benefit obligation	(20)	(2)	(22)	(20)	(2)	(22)
Contributions by plan participants	—	—	—	—	(1)	(1)
Plan amendments	(1)	—	(1)	—	—	—
Acquisitions, disposals	(15)	—	(15)	(2)	—	(2)
Actuarial gains and (losses)	(42)	—	(42)	(13)	(1)	(14)
Benefits paid and plan settlements	28	2	30	18	3	21
Translation adjustments	(31)	(6)	(37)	13	1	14
Actuarial benefit obligation at end of year	(445)	(45)	(490)	(348)	(38)	(386)

	December 31, 2005			December 31, 2004

		Post-			Post-
	Pension	Employment		Pension	Employment
Change in Fair Value of Plan Assets	Plans	Health Cover	Total	Plans	Health Cover
						Total
	(Millions of euros)
Fair value of plan assets at start of year	218	—	218	195	—	195
Actual return on plan assets	31	—	31	18	—	18
Employer contributions	14	—	14	30	—	30
Contributions by plan participants	—	—	—	—	—	—
Acquisition, disposals	1	—	1	2	—	2
Benefits paid and plan settlements	(22)	—	(22)	(20)	—	(20)
Translation adjustments	19	—	19	(7)	—	(7)
Fair value of plan assets at end of year	261	—	261	218	—	218
Surplus (deficit)	(184)	(45)	(229)	(130)	(38)	(168)
Unrecognized actuarial (gains) and losses	41	2	43	12	1	13
Unrecognized past service cost	—	—	—	—	—	—
Net provision for defined benefit pension commitments and post-employment health cover	(143)	(43)	(186)	(118)	(37)	(155)
Provision for other long-term benefits	(57)	—	(57)	(87)	—	(87)
Total provision for pension commitments and other post-employment benefits	(200)	(43)	(243)	(205)	(37)	(242)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005			December 31, 2004

		Post-			Post-
	Pension	Employment		Pension	Employment
Net Periodic Pension Cost	Plans	Health Cover	Total	Plans	Health Cover	Total

	(Millions of euros)
Service cost	(17)	(1)	(18)	(15)	(1)	(16)
Interest expense on benefit obligation(1)	(20)	(2)	(22)	(20)	(2)	(22)
Expected return on plan assets(1)	18	—	18	17	—	17
Amortization of unrecognized past service cost	—	—	—	—	—	—
Amortization of unrecognized actuarial (gains) and losses	—	—	—	—	—	—
Defined benefit plan expense	(19)	(3)	(22)	(18)	(3)	(21)
Expenses under other plans	(45)	—	(45)	(43)	—	(43)
Net periodic pension cost	(64)	(3)	(67)	(61)	(3)	(64)

(1)	Being a net financial cost of 4 M€ classified in “Other financial income (expense)” (See Note 7)

Actuarial Assumptions	Pension Plans
(Weighted average rates)					Post-Employment Health Cover
			Rest of the					Total
December 31, 2005	North America	Europe	World	Total	North America	Europe	Total	Group

Discount rate	5.50%	4.76%	2.00%	5.07%	5.50%	5.00%	5.00%	5.10%
Expected return on plan assets	7.50%	6.58%	n/a	6.85%	n/a	n/a	n/a	6.85%
Future salary increases	n/a	3.85%	1.50%	3.82%	5.00%	n/a	5.00%	4.08%
Future pension increases	n/a	2.69%	1.00%	2.68%	n/a	n/a	n/a	2.69%

	Pension Plans
					Post-Employment Health Cover
			Rest of the					Total
December 31, 2004	North America	Europe	World	Total	North America	Europe	Total	Group

Discount rate	6.00%	5.47%	3.00%	5.70%	6.00%	5.75%	5.98%	5.75%
Expected return on plan assets	8.50%	7.50%	n/a	8.39%	n/a	n/a	n/a	8.00%
Future salary increases	n/a	3.68%	2.50%	3.68%	5.00%	n/a	5.00%	3.75%
Future pension increases	n/a	2.56%	1.00%	2.56%	n/a	n/a	n/a	2.50%

Allocation of Plan Assets	2005	2004

Shares	60.6%	64.5%
Bonds	37.0%	31.0%
Real estate	0.2%	2.5%
Other	2.2%	2.0%
Total	100%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005

		Post-
	Pension	Employment
Estimate of Employer Contributions for 2006 and of Future Benefits Payable	Plans	Health Cover	Total

	(Millions of euros)
Estimate of employer contributions
2006	21	—	21
Estimate of future benefits payable
2006	26	2	28
2007	24	3	27
2008	26	3	29
2009	27	3	30
2010	29	3	32
Years 2011 to 2015	158	13	171
Total over the next 10 financial years	290	27	317

	December 31, 2005			December 31, 2004

Breakdown Between US and Non-US plans	US	Non-US	Total	US	Non-US	Total

	(Millions of euros)
Actuarial benefit obligation at end of year	(228)	(262)	(490)	(185)	(201)	(386)
Fair value of plan assets at end of year	114	147	261	100	118	218
Surplus (deficit)	(114)	(115)	(229)	(85)	(83)	(168)
Unrecognized actuarial gains and losses	13	30	43	3	10	13
Net provision for defined benefit commitments	(101)	(85)	(186)	(82)	(73)	(155)

	December 31, 2005			December 31, 2004

	US	Non-US	Total	US	Non-US	Total

	(Millions of euros)
Service cost	(14)	(4)	(18)	(13)	(3)	(16)
Interest expense on benefit obligation	(11)	(11)	(22)	(11)	(11)	(22)
Expected return on plan assets	10	8	18	8	9	17
Amortization of unrecognized past service cost	—	—	—	—	—	—
Amortization of unrecognized actuarial (gains) and losses	—	—	—	—	—	—
Defined benefit plan expense	(15)	(7)	(22)	(16)	(5)	(21)
Expenses under other plans	(25)	(20)	(45)	(14)	(29)	(43)
Net periodic pension cost	(40)	(27)	(67)	(30)	(34)	(64)
     Increases in Medical Expenses
      The rate of increase in medical expenses retained for 2005 is 9.54% with a progressive reduction in the rate of increase to a rate of 4.95% in 2007 and thereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A change of 1% in the estimated increase in medical expenses would have the following impacts:

	Increase of 1%	Decrease of 1%

	(Millions of euros)
Impact on service cost and interest expense on the benefit obligation	—	—
Effect on the benefit obligation at year end	(6)	6

22.	Financial Debt

Number of
Securities		2005	2004

		(Millions of
		euros)
	Bonds (excluding accrued interest) issued by Publicis Groupe S.A.:
750,000	Eurobond 4.125% — January 2012 (Effective rate 4.30%)	750	—
6,633,921	OCEANEs 2.75% — January 2018 (Effective rate 7.37%)	278	692
23,172,413	OCEANEs 0.75% — July 2008 (Effective rate 6.61%)	580	547
1,562,129	ORANEs 0.82% variable — September 2022 (Effective rate 8.50%)	36	40
750	Bond convertible into IPG shares — 2% — January 2007	7	7
	Other debt:
	Accrued interest	15	12
	Other borrowings and lines of credit	23	29
	Bank overdrafts	95	172
	Debt related to finance leases	112	97
	Debt related to acquisition of shareholdings	87	90
	Debt arising from commitments to purchase minority interests	154	79
	Total financial debt	2,137	1,765
	Of which long-term	1,913	1,492
	Of which short-term	224	273
      In February 2005, Publicis redeemed 62.36% of the 2018 Oceanes, before their maturity date, for an amount of 464 M€. This transaction was financed by the issuance, on January 28, 2005, of a standard bond with a fixed rate of 4.125% in an amount of 750 M€ (750,000 bonds with a par value of 1,000 euros each). The bond’s duration is 7 years and it is redeemable on maturity on January 31, 2012.
      The early redemption of the 2018 Oceanes led to the recognition of a capital loss of 22 M€ in the income statement related to the debt component of the redeemed bonds. The purchase price allocated to the conversion option, being 9 M€ , was deducted from shareholders’ equity.
      No interest rate hedges have been taken out in respect of any of the bonds issued by Publicis Groupe S.A., all of which are fixed-rate bonds denominated in euros.
      Commitments to purchase minority interests, as well as earn-out clauses, are identified on a centralized basis and are valued on the basis of contractual clauses and the most recent available data as well as on projections for the relevant figures over the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in debt arising from commitments to purchase minority interests are presented hereafter:

Debt Arising from
Commitments to
Purchase
Minority Interests

(Millions of
euros)
At December 31, 2004	79
Debts contracted in the year	93
Buyouts exercised	(10)
Revaluation of the debt and translation adjustments	(8)
At December 31, 2005	154
      Net financial debt, after deduction of cash and cash equivalents, is as follows:

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Financial debt (long and short-term)	2,137	1,765
Fair value of the derivative hedging net investment(1)	59	—
Fair value of derivatives on intercompany loans/ borrowings(1)	(9)	39
Cash and cash equivalents	(1,980)	(1,186)
Net financial debt	207	618

(1)	Included in “other receivables and other current assets” (see Note 17) and “other creditors and other current liabilities” (see Note 23).
     Analysis by Date of Maturity

	2005				2004

		Maturity				Maturity

		Less than	1 to	More than		Less than	1 to	More than
	Total	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years

	(Millions of euros)
Bonds and other bank borrowings	1,784	173	611	1,000	1,499	220	564	715
Debt related to finance leases	112	—	—	112	97	—	—	97
Debt related to acquisition of shareholdings	87	29	46	12	90	16	43	31
Debt arising from commitments to purchase minority interests	154	22	93	39	79	37	40	2
Total	2,137	224	750	1,163	1,765	273	647	845

Analysis by Currency

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Euros	1,037	1,418
US dollars	956	174
Other currencies	144	173
Total	2,137	1,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In order to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar, the Group swapped its 750 M€ fixed rate Eurobond issued in January 2005 into 977 MUSD of fixed rate dollar debt. As a result, the Eurobond is considered to be dollar denominated debt (see Note 26).

Analysis by Interest Rate Category
      The Group’s financial indebtedness in comprised of fixed rate loans (94% of gross financial debt at December 31, 2005, excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) at an average interest rate for 2005 of 6.77% (this rate takes account of the additional interest related to the separate recognition of the debt and equity components of both the OCEANE convertible bonds and the ORANEs). Variable rate indebtedness, (approximately 6% of indebtedness at December 31, 2005) incurred an average interest rate of 3.80% in 2005.

Exposure to Liquidity Risk
      To manage its liquidity risk, Publicis has, firstly, substantial cash (cash and cash equivalents totaling 1,980 M€ at December 31, 2005) and, secondly, unused credit lines amounting to 1,609 M€  million, which allow it to meet the short-term portion of its financial debt. These credit lines include, in an amount of one billion euros, a five year multicurrency loan facility, put in place in December 2004 and which has not been drawn down at December 31, 2005.
      Further, excluding bank overdrafts, most of the Group’s debt consists of bonds which do not include specific covenants. They only include standard credit default event clauses (i.e., liquidation, bankruptcy, or default, either on the debt itself or on repayment of another debt if higher than a given threshold). The only early redemption options exercisable by bondholders are in respect of the Oceane 2018 and are exercisable successively in January 2006, 2010 and 2014.

23.	Other Creditors and Other Current Liabilities

	December 31,	December 31,
	2005	2004

	(Millions of euros)
Payables on transactions performed as an agent (media space purchases)	425	306
Advances received	410	267
Liabilities to personnel	312	206
Tax liabilities (except income taxes)	171	156
Derivatives hedging current assets and liabilities	1	—
Derivatives on intercompany loans and borrowings(1)	3	41
Derivatives hedging net investment(1)	85	—
Other current liabilities	348	546
Total	1,755	1,522

(1)	These current liabilities are included in the calculation of net financial debt (see Note 22)
      Other creditors and other current liabilities fall due for payment within one year. However any creditor or liability whose maturity date was distant would be discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Off-balance Sheet Commitments

Contractual Commitments

	2005				2004

		Maturity				Maturity

		Less than	1 to	More than		Less than	1 to	More than
	Total	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years

	(Millions of euros)
Commitments given
Operating lease commitments(1)	1,309	290	676	343	1,375	237	816	322
Commitments to sell investments	8	8	—	—	8	8	—	—
Guarantees	113	50	42	21	272	209	35	28
Total	1,430	348	718	364	1,655	454	851	350

	2005				2004

		Maturity				Maturity

		Less		More		Less		More
		than	1 to	than		than	1 to	than
	Total	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years

	(Millions of euros)
Commitments received
Sub-lease commitments(1)	58	10	34	14	39	8	20	11
Total	58	10	34	14	39	8	20	11

(1)	Lease rent expense (net of sub-lease income) was 179 M€ in 2005 (as against 186 M€ in 2004).

Guarantees
      They include:

•	A guarantee given to a bank in an amount of 30 M€, as owner of a 45% shareholding in a company called iSe International Sports & Entertainment AG, which finances, since January 2005, acquisition of the license for the hospitality program for the 2006 World Cup Football Championship from FIFA. In addition a guarantee was also given to a bank in an amount of 10 M€ as support for a line of credit from the bank to iSe.

iSe, which was created jointly in 2003 between Publicis (45%) and Dentsu (45%), manages the “Hospitality and Prestige Ticketing” program of the 2006 World Cup Football Championship.

•	A guarantee of payment of real estate taxes and operating expenses relating to the Leo Burnett in Chicago, for a total amount of 73 M€ over the period to 2012.

Other Commercial Commitments

	2005				2004

		Maturity				Maturity

		Less than	1 to	More than		Less than	1 to	More than
	Total	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years

	(Millions of euros)
Commitments received
Unutilized credit lines	1,609	574	1,035	—	1,476	441	1,035	—
Commitments given
Other commercial commitments	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments under Finance Lease Arrangements
      The reconciliation between future minimum payments required under finance lease contracts and the present value of net minimum payments is as follows:

	2005				2004

		Maturity				Maturity

		Less than	1 to	More than		Less than	1 to	More than
	Total	1 Year	5 Years	5 Years	Total	1 Year	5 Years	5 Years

	(Millions of euros)
Minimum payments	345	10	41	294	307	10	35	262
Effect of discounting	(233)	(10)	(41)	(182)	(210)	(10)	(35)	(165)
Present value of minimum payments	112	—	—	112	97	—	—	97

Commitments Related to Bonds and to ORANEs

•	Bond Convertible into IPG Shares — 2% January 2007
The terms of this bond provide, since June 30, 2003, the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (being a conversion price of 36.74 USD), on the basis of 244.3 shares per bond.

However, following the exercise of the “put option” in February 2004, only 750 convertible bonds remain in circulation at December 31, 2005. Publicis could thus be required, in case of a request for exchange, to deliver a maximum of 183,223 Interpublic Group shares in redemption of the bond.

•	OCEANE 2018 — 2.75% actuarial January 2018
With respect to the OCEANE 2018, bondholders may request that bonds be converted, at the rate of one share for each bond (which bonds had a unit value of 39.15 euros on issue), at any time since January 18, 2002 until the seventh business day before the maturity date (January 2018). Taking account of the early redemption made in February 2005, Publicis has a commitment to deliver, if requests for conversion are made, 6,633,921 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

In addition, the bondholders have the possibility of requesting early redemption in cash, of all or part of the bonds they own, on January 18 in 2006, 2010, and 2014. The early redemption price is calculated in such a way as to provide a gross annual actuarial yield on the bond of 2.75% at the date of redemption.

•	OCEANE 2008 — 0.75% actuarial July 2008
With respect to the OCEANE 2008, the bondholders may request that bonds be converted, at the rate of one share for each bond (with a value of 29 euros on issue), at any time since August 26, 2003 until the seventh business day before the maturity date (July 2008). Publicis therefore has a commitment to deliver 23,172,413 shares which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

•	ORANEs — Bonds Redeemable in New or Existing Shares — September 2022
After the redemption of a first tranche of the bond in September 2005, each ORANE gives a right to receive 17 new or existing Publicis shares, at the rate of one share per year until the twentieth anniversary of issuance of the bond. Publicis therefore has the obligation to deliver 1,562,129 shares each year from year 2006 to 2022, being a total of 26,556,193 shares, which may, at Publicis’ discretion, be either new shares to be issued or existing shares held in its portfolio.

Obligations Related to Equity Warrants
      The exercise of the equity warrants, which can occur at any time between September 24, 2013 and September 24, 2022 — would lead to an increase in Publicis’ capital stock. After cancellation of the equity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
warrants redeemed in 2005, Publicis is committed to issuing (in the case where all equity warrants were to be exercised) 27 709 748 shares with a par value of 0.40 euros and a premium of 30.1 euros.
      At December 31, 2005 no material commitment such as a pledge, a guarantee or a mortgage or other security over assets, nor any other material off-balance sheet commitment as defined by current accounting standards, exists.

25.	Financial Instruments

Fair Value
      The table below sets out a comparison, by category of assets and liabilities, of the carrying amounts and the fair values of all the Group’s financial instruments at December 31, 2005 (except for receivables and payables).
      Financial assets belonging to the “held-for-trading” and “available-for-sale” categories are already valued at fair value in the financial statements.
      Financial debts are valued at amortized cost in the financial statements, in accordance with the effective interest rate method.

	December 31, 2005

	Carrying
	Amount	Fair Value

	(Millions of euros)
Financial assets:
Cash and cash equivalents	1,980	1,980
Available-for-sale assets (IPG and others)	48	48
Other financial assets	70	70
Derivatives in asset position	39	39
Financial liabilities:
Convertible bonds (OCEANEs) — debt component	858	912
ORANEs — debt component	36	48
Eurobond	750	804
Debt related to finance leases	112	184
Commitments to purchase minority commitments and earn-outs payable	241	241
Other loans	140	140
Derivatives in liability position	89	89
      The fair value of the Eurobond and of the debt components of convertible bonds and ORANEs has been calculated by discounting the expected future cash flows at market interest rates.

26.	Management of Market Risks
     Exposure to Interest Rate Risk
      Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts
      At the end of 2005, the Group’s gross financial indebtedness (excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) is comprised, for 94% of its amount, of fixed rate loans at an average interest rate of 6.77% Net variable rate indebtedness, after deducting cash and cash equivalents, is negative: an increase of 1% of short-term interest rates would have a positive effect of 19 M€ on the Group’s pre-tax profits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets out the carrying amount by maturity at December 31, 2005 of the Group’s financial instruments that are exposed to interest rate risk:

		Maturities
	Total at
	December 31,	Less than	Between 1 and	Between 2 and	Between 3 and	Between 4 and	More than
	2005	1 Year	2 Years	3 Years	4 Years	5 Years	5 Years

	(Millions of euros)
Fixed rate:
Eurobond	750	—	—	—	—	—	750
OCEANEs (debt component)	858	48	—	580	—	—	230
ORANEs (debt component)	36	3	4	3	3	3	20
Other fixed rate debt	7	—	7	—	—	—	—
Debt related to finance leases	112	—	—	—	—	—	112
Total fixed rate	1,763	51	11	583	3	3	1,112
Variable rate:
Bank borrowings	23	12	11	—	—	—	—
Bank overdrafts	95	95	—	—	—	—	—
Cash and cash equivalents	(1,980)	(1,980)	—	—	—	—	—
Total variable rate	(1,862)	(1,873)	11	—	—	—	—
     Exposure to Exchange Rate Risk
      In order to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar, the Group swapped its 750 M€ fixed rate Eurobond (nominal rate 4.125%) to 977 MUSD of fixed rate dollar debt (nominal rate 5.108%).
      Under IAS 39, the swap of euro fixed rate debt for fixed rate dollar debt has been designated as a hedge of a net investment. Changes in the fair value of the derivative (both the interest component and the foreign currency component) are thus recognized directly through equity.
      The impact on equity is 9 M€, net of deferred tax, at December 31, 2005. The fair value of the swap amounts to 59 M€ at December 31, 2005.
      In addition, changes in exchange rates against the euro, the reporting currency used in the Group’s financial statements, can have an impact of the Group’s consolidated balance sheet and consolidated income statement.
      For information purposes, the breakdown of Group revenues by transaction currency is as follows:

2005

Euro	25%
US Dollar	42%
Pound Sterling	10%
Other	23%
Total revenues	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The impact of a drop of 1% in the euro’s exchange rate against the US Dollar and the Pound Sterling would be (favorable impact):

•	21 M€ on 2005 consolidated revenues

•	4 M€ on 2005 consolidated operating income
      The majority of commercial transactions are denominated in the local currencies of the countries in which they are transacted. As a result, exchange rate risk relating to such transactions is not very significant and is occasionally hedged through foreign currency hedging contracts.
      As regards intercompany loans and borrowings, these are subject to appropriate hedges if they present a significant net exposure to exchange rate risk. It should however be noted that, as most treasury needs of subsidiaries are financed at country level through cash pooling mechanisms, international financing operations are limited in number and in duration.
      Derivatives used are generally forward foreign exchange contracts.
      The table below summarizes hedging contracts in place at December 31, 2005:
     I — Intercompany Receivables and Payables

		Amount of
		Currency Sold	Amount of Currency	Fair Value of
		(Local Currency,	Purchased (Local	the Hedge
Currency Sold	Currency Purchased	in Millions)	Currency, in Millions)	(Millions of Euros)

AUD	EUR	(27.5)	17.0	—
AUD	USD	(54.0)	40.2	0.6
CAD	USD	(1.3)	1.1	—
DKK	EUR	(4.6)	0.6	—
DKK	USD	(52.7)	8.3	—
EUR	AUD	(4.5)	7.3	—
EUR	CAD	(2.6)	3.8	0.1
EUR	CHF	(21.3)	32.7	(0.1)
EUR	GBP	(21.4)	14.6	(0.2)
EUR	USD	(763.9)	915.7	10.4
GBP	EUR	(8.1)	11.9	0.1
GBP	USD	(0.1)	0.2	—
HKD	EUR	(10.7)	1.1	(0.1)
HUF	EUR	(181.8)	0.7	—
JPY	EUR	(166.4)	1.3	0.1
MYR	AUD	(0.4)	0.1	—
MYR	EUR	(0.1)	—	—
NOK	EUR	(41.7)	5.3	0.1
NZD	EUR	(1.0)	0.6	—
NZD	GBP	(21.6)	8.8	0.3
SEK	EUR	(57.6)	6.2	—
SEK	USD	(184.8)	23.1	(0.1)
THB	EUR	(233.2)	4.6	(0.2)
USD	AUD	(5.0)	6.6	(0.1)
USD	CAD	(0.8)	0.9	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Amount of
		Currency Sold	Amount of Currency	Fair Value of
		(Local Currency,	Purchased (Local	the Hedge
Currency Sold	Currency Purchased	in Millions)	Currency, in Millions)	(Millions of Euros)

USD	EUR	(81.1)	67.9	(0.7)
USD	GBP	(11.5)	6.6	(0.4)
Total intercompany receivables and payables				9.8
     II — Third Party Receivables and Payables

		Amount of
		Currency Sold	Amount of Currency	Fair Value of the
		(Local Currency,	Purchased (Local	Hedge (Millions of
Currency Sold	Currency Purchased	in Millions)	Currency, in Millions)	Euros)

EUR	GBP	(8.4)	5,8	(0,1)
EUR	USD	(1.0)	1,2	—
GBP	EUR	(13.8)	20,0	(0,1)
GBP	USD	(14.2)	24,5	—
MYR	EUR	(1.3)	0,3	—
MYR	GBP	(1.6)	0,2	—
Total third party receivables and payables				(0.2)
     III — Future Flows (Dividends and Interest Receivable, Firm Sales)

		Amount of	Amount of
		Currency Sold	Currency
		(Local	Purchased (Local	Fair Value of the
		Currency, in	Currency, in	Hedge (Millions of
Currency Sold	Currency Purchased	Millions)	Millions)	Euros)

EUR	GBP	(0.4)	0.3	—
EUR	USD	(0.4)	0.5	—
GBP	USD	(0.3)	0.5	—
USD	EUR	(18.1)	15.4	0.1
USD	GBP	(3.4)	2.0	—
USD	SEK	(0.5)	3.7	—
Total future flows(1)				0.1

(1)	On account of their immaterial impact, Publicis did not apply hedge accounting but instead recognized changes in the fair value of the derivatives through income.
TOTAL I + II + III                                     9.7
Exposure to Risks Related to Shareholdings
      The main shareholdings that are exposed to a significant market risk are treasury stock in Publicis and shares in Interpublic Group (IPG):
      For treasury stock, a decline in its value would not have an impact on earnings as the carrying value of such treasury stock is deducted from shareholders’ equity and any increases in provisions against treasury stock are cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For IPG shares, which are classified as available-for-sale assets, a 10% decrease in their market value would not have an impact on earnings but would have an impact on shareholders’ equity at December 31, 2005.
      Impact of a 10% fall in the market value of shareholdings owned by Publicis:

	Treasury Stock	Other (IPG Shares)

Effect on balance sheet assets	n/a	(4)
Effect on shareholders’ equity	—	(4)
Effect on net income	—	—

27.	Segment Reporting

Information by Geographical Area
      The information is calculated on the basis of location of the agencies.

		North	Rest of
	Europe	America	the World	Total

	(Millions of euros)
2005
Income statement items:
Revenue(1)	1,647	1,763	717	4,127
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(49)	(49)	(18)	(116)
Operating margin	238	315	96	649
Amortization of intangibles arising on acquisition	(7)	(13)	(3)	(23)
Impairment	(20)	(11)	(2)	(33)
Equity in net income of non-consolidated companies	9	1	1	11
Balance sheet items:
Goodwill and intangible assets, net	1,209	1,890	547	3,646
Property and equipment, net	299	225	56	580
Deferred tax assets	41	157	18	216
Investments accounted for by the equity method	21	10	2	33
Other financial assets	36	70	12	118
Current assets (liabilities)(2)	(188)	(1,111)	(273)	(1,572)
Deferred tax liabilities	(104)	(75)	(41)	(220)
Long-term provisions	(189)	(345)	(5)	(539)
Disclosures in respect of the cash flow statement:
Purchases of property and equipment and intangible assets	(38)	(30)	(15)	(83)
Purchases of investments and other financial assets, net	4	2	1	7
Acquisitions of subsidiaries	(46)	(12)	(13)	(71)
Calculated expenses on stock options and similar items	8	8	4	20
Other calculated income and expenses	2	9	—	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		North	Rest of
	Europe	America	the World	Total

	(Millions of euros)
2004
Income statement items:
Revenue(1)	1,584	1,633	615	3,832
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(53)	(49)	(17)	(119)
Operating margin	220	288	72	580
Amortization of intangibles arising on acquisition	(12)	(13)	(4)	(29)
Impairment	(46)	(129)	(40)	(215)
Equity in net income of non-consolidated companies	—	2	4	6
Balance sheet items:
Goodwill and intangible assets, net	1,068	1,803	492	3,363
Property and equipment, net	352	206	51	609
Deferred tax assets	90	240	38	368
Investments accounted for by the equity method	16	—	1	17
Other financial assets	82	33	28	143
Current assets (liabilities)(2)	(137)	(1,042)	(180)	(1,359)
Deferred tax liabilities	(142)	(185)	(38)	(365)
Long-term provisions	(215)	(265)	(57)	(537)
Disclosures in respect of the cash flow statement:
Purchases of property and equipment and intangible assets	(42)	(43)	(19)	(104)
Purchases of investments and other financial assets, net	472	(3)	(1)	468
Acquisitions of subsidiaries	(100)	(21)	(3)	(124)
Calculated expenses on stock options and similar items	8	8	4	20
Other calculated income and expenses	2	11	—	13

(1)	As a result of the manner in which this indicator is calculated (difference between billings and cost of billings), no eliminations are required between the different zones.

(2)	Current assets (liabilities) are comprised of the following balance sheet captions: inventories and costs billable to clients, accounts receivable, other receivables and other current assets, accounts payable, income taxes payable, short-term provisions and other creditors and other current liabilities.
Segment Reporting
      After performing detailed analysis of risks and profitability by area of business in accordance with IAS 14 “Segment reporting”, the Group considers that it operates in a single segment.
      The Group’s operational structure does not correspond to a coherent configuration of companies by standard types of business or discipline. This structure, which has been in the making for several years, is designed to provide the Group’s clients with a global, holistic service offering involving all disciplines.
      Segmented presentation by standard types of business or discipline does not correspond to the current Group structure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	Publicis Groupe S.A. Stock Options

Description of Existing Plans
      The Group grants stock options which have the following characteristics:

•	Long Term Incentive Plan (LTIP) 2003-2005: (seventeenth tranche in 2003, nineteenth tranche in 2004, twentieth tranche in 2005)
Options granted under this plan have an exercise price equal to the average cost of treasury stock in portfolio at the date of grant. Out of the total number of options granted, the number which can be exercised is contingent on the achievement of growth and profitability objectives over the entire period 2003-2005. The exercise period commences in 2006 when the number of options which may be exercised will have been determined. Half of the number of options declared to be exercisable may be exercised as of this date; the other half will be exercisable one year later in 2007. The options expire 10 years after the date of grant.

•	Plan granted in 2004 (eighteenth tranche); Plan granted in 2003 (sixteenth tranche); Plans granted in 2002 (thirteenth tranche, fourteenth tranche and fifteenth tranche):
Options granted under these plans provide a right to acquire one share for an exercise price equal to the average cost of treasury stock in portfolio at the date of grant. Options may be exercised after a period of 4 years and expire 10 years after the date of grant.

•	Plan granted in 2001 (eleventh tranche):
Options granted under this plan provide a right to acquire one share for an exercise price equal to the average Publicis share price for the 20 days preceding the date of grant. Options may be exercised after a period of 4 years and expire 10 years after the date of grant.

•	Plan granted in 2000 (tenth tranche):
Options granted under this plan provide a right to acquire one share for an exercise price equal to the average Publicis share price for the 20 days preceding the date of grant. Options may be exercised after a period of 5 years and expire 10 years after the date of grant.

•	Ex Publicis Communication plans (sixth to ninth tranches):
Plans granted before 2000 were originally Publicis Communication plans. They became Publicis Groupe S.A. plans as a result of the merger between Publicis Communication and Publicis Groupe S.A. on December 11, 1998. Each option provides a right to acquire one share for an exercise price equal to the market value of the shares at the date of grant. Options may be exercised immediately and expire 10 years after the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
1- Stock Option Plans Originated by Publicis

Characteristics of Publicis Stock Option Plan in Progress at 31/12/2005

			Exercise
			Price of	Outstanding	Of Which		Remaining
Shares with 0.40	Type of	Date of	Options	Options at	Exercisable	Expiry	Contractual Life
Par Value	Option	Grant	(€)	31/12/05	at 31/12/05	Date	(In Years)

6th tranche	Subscription	26/04/1996	4.91	12,870	12,870	2006	0.32
7th tranche(1)	Subscription	10/03/1997	5.63	25,600	25,600	2007	1.21
8th tranche	Subscription	11/03/1998	8.66	40,500	40,500	2008	2.19
9th tranche	Subscription	04/11/1998	10.24	282,500	282,500	2008	2.84
10th tranche	Purchase	07/09/2000	43.55	100,000	100,000	2010	4.68
11th tranche	Purchase	23/04/2001	33.18	380,000	380,000	2011	5.31
13th tranche	Purchase	18/01/2002	29.79	104,600		2012	6.05
14th tranche	Purchase	10/06/2002	32.43	5,000		2012	6.44
15th tranche	Purchase	08/07/2002	29.79	220,000		2012	6.52
16th tranche	Purchase	28/08/2003	24.82	517,067		2013	7.65
17th tranche(2)	Purchase	28/08/2003	24.82	7,010,200		2013	7.65
18th tranche	Purchase	28/09/2004	24.82	11,000		2014	8.74
19th tranche(2)	Purchase	28/09/2004	24.82	1,832,186		2014	8.74
20th tranche(2)	Purchase	24/05/2005	24.76	887,975		2015	9.39
Total of all tranches				11,429,498	841,470
Average exercise price				24.92	24.26

(1)	After a technical correction of the balance of outstanding options under the 7th tranche at December 31, 2000 (+ 20 190 options).

(2)	Conditional options whose exercise is subject to meeting objectives over the course of a 3 year plan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movements in 2004-2005 on Publicis Stock Option Plans

		Outstanding			Options	Outstanding			Options	Outstanding
	Exercise	Options at	Options	Options	Cancelled or	Options at	Options	Options	Cancelled or	Options at
Shares with 0.40	Price	December 31,	Granted in	Exercised	Lapsed in	December 31,	Granted in	Exercised	Lapsed in	December 31,
Par Value	(Euros)	2003	2004	in 2004	2004	2004	2005	in 2005	2005	2005

4th tranche	6.37	28,760			(28,760)	0				0
5th tranche	6.63	45,290		(11,070)		34,220		(9,880)	(24,340)	0
6th tranche	4.91	51,670		(24,250)		27,420		(14,550)		12,870
7th tranche (1)	5.63	59,550		(14,560)		44,990		(19,390)		25,600
8th tranche	8.66	58,500				58,500		(18,000)		40,500
9th tranche	10.24	301,500		(5,000)		296,500		(14,000)		282,500
10th tranche	43.55	100,000				100,000				100,000
11th tranche	33.18	380,000				380,000				380,000
12th tranche(2)	29.79	2,943,135			(2,943,135)	0
13th tranche	29.79	104,600				104,600				104,600
14th tranche	32.43	5,000				5,000				5,000
15th tranche	29.79	220,000				220,000				220,000
16th tranche	24.82	517,067				517,067				517,067
17th tranche	24.82	9,498,000			(1,484,000)	8,014,000			(1,003,800)	7,010,200
18th tranche	24.82	0	11,000			11,000				11,000
19th tranche	24.82	0	1,959,086			1,959,086			(126,900)	1,832,186
20th tranche	24.76	0				0	935,192		(47,217)	887,975
Total of all tranches		14,313,072	1,970,086	(54,880)	(4,455,895)	11,772,383	935,192	(75,820)	(1,202,257)	11,429,498
Average exercise price		25.66	24.82	5.93	27.94	24.77	24.76	7.19	24.45	24.92
Average share price on exercise				24.50				25.52

(1)	After a technical correction of the balance of outstanding options under the 7th tranche at December 31, 2000 (+ 20 190 options)

(2)	Plan put in place in execution of commitments made on acquisition of Saatchi & Saatchi. Exercise of options granted under this plan was subject to the achievement of objectives over the period 2001- 2003. The objectives were not achieved and all options under the plan were thus cancelled
2- Stock Option Plans Originally Put in Place by Nelson
      On the acquisition of Nelson, these plans were converted into Publicis share purchase option plans.

		Outstanding		Options	Outstanding		Outstanding
	Exercise	Options at	Options	Cancelled	Options at	Options	Options at	Of Which		Remaining
Type of	Price of	December 31,	Exercised	or Lapsed	December 31,	Exercised	December 31,	Exercisable at	Expiry	Contractual
Option	Options	2003	in 2004	in 2004	2004	in 2005	2005	31/12/05	Date	Life (In Years)

Purchase	$24.40	137,034	(16,546)	(12,620)	107,868	(60,245)	47,623	47,623	2008	2.6
Average exercise price		$24.40	$24.40	$24.40	$24.40	$24.40	$24.40	$24.40
Average share price on exercise			€ 24,50			€ 25,52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Determination of the Fair Value of Options Granted in the Year
      The table below summarizes the principal assumptions and calculations pertaining to the 20th tranche, which was granted on May, 24 2005.

	20th Tranche

	(a)	(b)

	(Millions of euros)
Number of options granted during the year	467,596	467,596
Initial valuation of the option granted	2.06	2.78
Assumptions:
Share price at the date of grant (in euros)	22.99	22.99
Exercise price (in euros)	24.76	24.76
Volatility of the Publicis share	21%	21%
Average duration of the option	1.9	2.9
Rate of return on dividends	1.22%	1.22%
Risk free rate	2.17%	2.39%

(a)	Options which can be exercised as from April 2006

(b)	Options which can be exercised as from April 2007
Impact of Stock Option Plans on the 2005 Income Statement
      As regards the “Long-Term Incentive Plan” 2003-2005 (tranches 17, 19 and 20), for which exercise of the options is conditional and depends on the achievement of objectives, a probability of 100% has been used in 2005 to calculate the number of shares that could be issued under these plans.
      The impact of Publicis stock option plans on the 2005 income statement is 20 M€ , excluding tax and social security expenses (see note 3 — Personnel expenses).

29.	Related Party Disclosures
      The following transactions were carried out with related parties in 2005:

		Increase in Provision
	Revenues with Related	for Doubtful
	Parties(1)	Accounts

	(Millions of euros)
Dentsu	(27)	—

(1)	This is the difference between purchases and sales made by the Group with Dentsu .These transactions were carried out at market prices.

	Receivables on	Provisions for	Payables to Related
	Related Parties	Doubtful Accounts	Parties

	(Millions of euros)
Dentsu	9	—	9
      Guarantees provided by the Group in the context of the financing of iSe are set out in Note 24.
Terms and Conditions of Transactions with Related Parties
      On November 30, 2003, Publicis Groupe S.A. and Dentsu concluded an agreement consecutive to the commitments taken in connection with the merger agreement dated March 7, 2002, between Publicis Groupe SA and its subsidiaries Philadelphia Merger Corp. and Philadelphia Merger LLC on one hand, and Bcom3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Group, Inc. on the other hand, which resulted in Philadelphia Merger Corp absorbing by way of merger, Bcom3. The main provisions of these commitments were described in the prospectus filed pursuant to Rule 424(b)(3) of the U.S. Securities Act of 1933, as amended (File No. 333-87600).
      The agreement includes clauses concerning the management of Publicis Groupe S.A. (composition of the Supervisory Board, change of the legal form and representation of Dentsu on the Audit Committee), clauses concerning the transfer of shares and equity warrants of Publicis Groupe S.A. held by Dentsu including, in particular, a limitation of the participation of Dentsu to 15% of the voting rights of Publicis Groupe S.A. Moreover, it includes an anti-dilution clause in favor of Dentsu and a clause concerning the upholding of the accounting of Dentsu’s investment in the Publicis Group under the equity method. This agreement will expire on July 12, 2012 unless it is renewed for ten years by agreement between the parties. This was the object of a Decision and Information (“Décisions et Informations”) of the AMF on January 9, 2004 under the number 204C0036.
Remuneration of Supervisory Board and Management Board Members
      Remuneration of individuals who were members of the Supervisory Board or the Management Board at the balance sheet date, or during the financial year then ended, is as follows.

	2005	2004

	(Millions of
	euros)
Overall gross remuneration(1)	9	16
Post employment benefits(2)	(1)	2
Termination or end-of-contract payments(3)	—	—
Other long-term benefits(4)	—	2
Share-based payment(5)	2	1

(1)	Remuneration, bonuses, indemnities, directors’ fees and benefits in kind paid during the year.

(2)	Change in pensions provisions (net impact on the income statement). In 2005, the impact is a net reversal, taking account of amounts paid which are included in line (1).

(3)	Expense recognized in the income statement in respect of provisions for termination or end of contract payments.

(4)	Expense recognized in the income statement in respect of provisions for deferred conditional remuneration and bonuses.

(5)	Expense recognized in the income statement in respect of Publicis Groupe S.A. stock option plans
      Furthermore, the overall provision for post-employment benefits and other long-term benefits of Supervisory Board and Management Board members at December 31, 2005 is 16 M€ (this amount was 18 M€ at December 31, 2004).

30.	Post-Balance Sheet Events
      In the context of continuing its program to simplify its balance sheet structure, Publicis Groupe SA initiated, on January 13, 2006, a public buyback offer in respect of its equity warrants. This offer, which closed on February 14, 2006, resulted in the buyback 22 107 049 equity warrants, representing almost 80% of outstanding equity warrants, for a total amount of 199 M€ . This transaction will thus enable 22 million potential shares that would have needed to be issued on exercise of the warrants to be eliminated.
      In addition, in January 2006, a certain number of Oceane 2018 bondholders exercised their redemption rights, leading Publicis Groupe SA to redeem 1 149 587 bonds for a total amount of 51 M€ (including accrued interest). An equivalent number of potential shares (that would have needed to be issued on receipt of a request for conversion of the Oceanes) are thus eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31.	Reconciliation with US GAAP
      The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable at December 31, 2005 as approved by the European Union which differ from generally accepted accounting principles in the United States (“U.S. GAAP”). The effects on the Group’s consolidated net income and consolidated shareholders’ equity of the application of U.S. GAAP are presented in Note 34.

32.	Effects of First Time Application of IFRS

32.1	Presentation of Standards Applied
      This note sets out, firstly, the principles retained for the preparation of the opening IFRS balance sheet at January 1, 2004 and, secondly, divergences with the French accounting standards previously applied. It also sets out their financial effects on the opening and closing balance sheets and on results for the 2004 financial year.
      Financial reporting for 2004 on the transition to IFRS is prepared in accordance with the requirements of IFRS 1 “First time adoption of IFRS” and with the requirements of the standards and interpretations published by the IASB and adopted by the European Union which enterprises may opt to apply before January 1, 2005.
      Publicis has opted for early adoption of IAS 32 and IAS 39 as from January 1, 2004. Publicis is not concerned by any of the paragraphs of IAS 39 that have not been adopted by the European Union. Publicis has thus applied IAS 39 in its entirety in its IFRS financial reporting for 2004.
      While awaiting a specific decision from either the IASB or the IFRIC, commitments to purchase minority interests have been recognized, in accordance with IAS 32 “Financial instruments”, in financial debt at the discounted value of the purchase commitment, with the double entry being booked to minority interests and, for the balance, to goodwill.
      Comparative figures have been presented in the form of schedules reconciling the figures published under French standards and the figures resulting from the application of IAS/ IFRS to:

•	The transition date balance sheet at January 1, 2004, being the date at which the definitive impacts of transition to IFRS are recognized in shareholders’ equity,

•	The balance sheet at December 31, 2004 and the income statement for the year then ended.
      This 2004 financial information on the transition to IFRS was prepared by applying the IFRS standards and interpretations that Publicis applies in preparing its December 31, 2005 financial statements to the Group’s 2004 figures.
      The basis for preparation of this 2004 financial information is thus a result of:

•	IFRS standards and interpretations applicable at December 31, 2005,

•	Publicis’ current view of the likely resolution of technical questions and drafts in the course of being examined by the IASB and the IFRIC (concerning the treatment of buyout commitments to minority shareholders), and

•	Options retained and exemptions used by Publicis in preparing its consolidated financial statements for 2005.
      This financial information has been prepared under the responsibility of Publicis’ management. It has been the subject of a presentation to the Management Board and the Audit Committee and to audit work carried out by the Statutory Auditors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The conversion to IFRS standards document published on July 27, 2005 has, moreover, been completed as follows:

•	Recognition of 131 M€ of deferred tax liabilities through shareholders equity in the opening balance sheet in respect of the tradenames recognized on acquisition of Bcom3.

•	Alignment of the amount of the finance lease obligation in respect of the Chicago building with the amount at which the property is recorded in the opening balance sheet. In addition, the depreciable life of the building was reduced to the length of the lease contract. The impact on the opening balance sheet was (45) M€ on financial debt, (19) M€ on deferred tax assets, (1) M€ on property and equipment and 25 M€ on shareholders’ equity. The impact on 2004 results is not material,

•	Offset of 57 M€ of deferred tax assets recognized in the 2004 IFRS income statement of Publicis Groupe SA with deferred tax liabilities of the tax group of that company,

•	Change in the calculation of earnings per share, with a view to excluding “Amortization of intangibles arising on acquisition” from the calculation of headline earnings per share (EPS before impairment and certain unusual items). Earnings per share thus calculated are 1.28 euro (instead of 1.19 euro as published in June 2005) for basic EPS and 1.25 euro (instead of 1.17 euro) for diluted EPS.
      All these changes taken together resulted in an impact of (106) M€ on opening shareholders’ equity. No material impact on 2004 results needed to be taken into account.

32.2	Accounting Options Related to First-Time Application of IFRS
      IFRS financial reporting for 2004 is prepared in accordance with the requirements of IFRS 1. Retrospective application in the opening balance sheet of the accounting policies retained for IFRS financial reporting constituted the general rule applied for adjustment. The effect of these adjustments is recognized directly through shareholders’ equity.
      The optional exceptions to retrospective application of IFRS standards, allowed by IFRS 1 for preparation of the opening balance sheet, are as follows:
     Business Combinations
      Publicis opted for the possibility not to restate prior classification and methods used for business combinations that took place before the transition date. As from this date, business combinations are treated in accordance with the requirements of IFRS 3.
      Furthermore, the gross value of goodwill under IFRS at January 1, 2004 is deemed to be equal to the net value of such goodwill under French standards.
     Cumulative Translation Adjustments
      Publicis opted to not identify, and reconstitute as separate components of shareholders’ equity, cumulative translation adjustments at the date of transition to IFRS. Cumulative translation adjustments resulting from the translation of the accounts of foreign companies were thus cancelled at the date of transition to IFRS and any gains and losses on future disposals of these foreign entities will only take account of translation adjustments generated after the IFRS transition date.
     Actuarial Gains and Losses on Pension Commitments
      Publicis opted to recognize all actuarial gains and losses in respect of employee benefit schemes at the IFRS transition date. This treatment had already been applied in the 2004 consolidated financial statements as prepared in accordance with French accounting standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Measurement of Certain Tangible Assets at Fair Value as Deemed Cost
      Publicis opted to revalue its building at 133, avenue des Champs Elysées in Paris at its fair value and to consider this value as being the deemed cost at the transition date.
      The fair value of this building at the transition date amounts to 164 million euros, which represents an adjustment of 159 million euros compared to its carrying amount under previous accounting standards. The valuation was performed by an independent expert using the rent capitalization method.
     Publicis Option Plans
      Publicis only applies IFRS 2, share based payments, for option plans granted after November 7, 2002 whose rights have not yet vested before January 1, 2005.

Designation of Financial Instruments as Being Measured at Fair Value Through Income or as Available-for-sale
      Publicis retained the option of designating financial instruments as being either measured at fair value through income or as available-for-sale assets at the transition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.3.	Impact of Conversion to IFRS Standards

32.3.1	Impact of First Time Application of IFRS Standards
Impact of first time application of IFRS standards at January 1, 2004

	French Standards	IFRS	IFRS	January 1, 2004
	(1)	Reclassifications	Adjustments	IFRS

	(Millions of euros)
Assets
Goodwill, net	2,596	—	97	2,693
Intangible assets, net	916	—	—	916
Property and equipment, net	463	—	172	635
Deferred tax assets	—	405	(1)	404
Investments accounted for by the equity method	30			30
Other financial assets	476	(12)	49	513
Non-current assets	4,481	393	317	5,191
Inventory and costs billable to clients	416	—	—	416
Accounts receivable	3,263	—	—	3,263
Other receivables and other current assets	1,095	(393)	16	718
OCEANE redemption premium	215	—	(215)	—
Marketable securities	196	(196)	—	—
Cash	1,219	(1,219)	—	—
Cash and cash equivalents	—	1,415	—	1,415
Current assets	6,404	(393)	(199)	5,812
Total assets	10,885	—	118	11,003

Liabilities and equity
Capital stock	78	—	—	78
Additional paid-in capital and retained earnings	626	—	794	1,420
Shareholders’ equity	704	—	794	1,498
Minority interests	55	—	(27)	28
Total equity	759	—	767	1,526
ORANEs	495	—	(495)	—
Long-term financial debt (more than 1 year)	3,188	(675)	(576)	1,937
Deferred tax liabilities		232	339	571
Long-term provisions	1,041	(431)	—	610
Other non-current liabilities	—	5	—	5
Non-current liabilities	4,229	(869)	(237)	3,123
Accounts payable	3,590	—	2	3,592
Short-term financial debt (less than 1 year)	—	761	81	842
Income taxes payable	—	276	—	276
Short-term provisions	—	199	—	199
Other creditors and other current liabilities	1,812	(367)	—	1,445
Current liabilities	5,402	869	83	6,354
Total liabilities and equity	10,885	—	118	11,003

(1)	French standards at January 1, 2004 after taking account of changes in accounting policies related to CRC rule 04-03 related to the consolidation of special purpose entities (which applies to the entity which

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issues the Credit Linked Notes) and recommendation n° R-03-01, issued on April 1, 2003 related to rules for the recognition and measurement of commitments for pension and similar benefits.

Shareholders’ equity at December 31, 2003, in accordance with CRC rule 99-02, as published	726
Effects of changes in accounting policy	(22)
Shareholders’ equity at January 1, 2004, in accordance with CRC rule 99-02	704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Details of impact of IFRS adjustments on the balance sheet at January 1, 2004

					Deferred
	Building at			Commitments	Tax		Total IFRS
	133		Available-	to Purchase	Liabilities		Adjustments
	Champs-	Financing	for-sale	Minority	on		January 1,
	Elysées	Instruments	Assets	Interests	Tradenames	Other	2004

	(Millions of euros)
Assets
Goodwill, net				97			97
Intangible assets, net
Property and equipment, net	159					13	172
Deferred tax assets		18				(19)	(1)
Investments accounted for by the equity method
Other financial assets			49				49
Non-current assets	159	18	49	97		(6)	317
Inventory and costs billable to clients
Accounts receivable
Other receivables and other current assets		14				2	16
OCEANE redemption premium		(215)					(215)
Cash and cash equivalents
Current assets		(201)				2	(199)
Total assets	159	(183)	49	97	—	(4)	118

Liabilities and equity
Capital stock
Additional paid-in capital and retained earnings	104	742	49		(131)	30	794
Shareholders’ equity	104	742	49		(131)	30	794
Minority interests				(32)	—	5	(27)
Total equity	104	742	49	(32)	(131)	35	767
ORANEs		(495)					(495)
Long-term financial debt (more than 1 year)		(579)		48		(45)	(576)
Deferred tax liabilities	55	149			131	4	339
Long-term provisions
Other non-current liabilities
Non-current liabilities	55	(430)		48	131	(41)	(237)
Accounts payable						2	2
Short-term financial debt (less than 1 year)				81			81
Income taxes payable
Short-term provisions
Other creditors and other current liabilities
Current liabilities				81		2	83
Total liabilities and equity	159	(183)	49	97	—	(4)	118
See Note 32.3.3	a	b	e	f	g	h

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Impact of application of IFRS standards on the income statement for 2004

	French	IFRS	IFRS
	Standards	Reclassifications	Adjustments	2004 IFRS

	(Millions of euros)
Revenues	3,825	7	—	3,832
Personnel expenses	(2,197)	(54)	(20)	(2,271)
Other operating expenses	(921)	59		(862)
Operating margin before depreciation and amortization	707	12	(20)	699
Depreciation and amortization expense (excluding intangibles arising on acquisition)	(117)	—	(2)	(119)
Operating margin	590	12	(22)	580
Amortization of intangibles arising on acquisition	(29)	—	—	(29)
Impairment(1)	(123)	(88)	(4)	(215)
Non-current income (expense)	0	23	(33)	(10)
Operating income	438	(53)	(59)	326
Net financial costs	(39)	39	—	—
Interest income (expense) on net financial debt	—	(45)	(63)	(108)
Other financial income (expense)	—	(6)	—	(6)
Income of consolidated companies before taxes	399	(65)	(122)	212
Exceptional items	23	(23)	—	—
Income taxes	(134)	—	22	(112)
Net change in deferred taxes related to the OBSA/ CLN transactions and deferred tax assets related to the conversion to IFRS	130	—	68	198
Net income of consolidated companies	418	(88)	(32)	298
Equity in net income of non-consolidated companies	6	—	—	6
Goodwill amortization	(188)	88	100	—
Net income	236	—	68	304
Net income attributable to minority interests	26			26
Net income attributable to equity holders of the parent	210	—	68	278
Per share data (in euros)
Number of shares — basic	182,410,451			210,535,541
Earnings per share	1.15			1.32
Number of shares — diluted	251,607,849			233,984,337
Earnings per share — diluted	0.97			1.29

(1)	Under French standards this caption only includes impairment on intangibles arising from acquisitions (goodwill impairment is included in the “goodwill amortization” line)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Details of impact of IFRS adjustments on the 2004 income statement

					Total
	Financing	Stock	Goodwill		Adjustments
	Instruments	Options	Amortization	Other	to 2004

	(Millions of euros)
Revenues
Personnel expenses		(20)			(20)
Other operating expenses
Operating margin before depreciation and amortization		(20)			(20)
Depreciation and amortization expense (excluding intangibles arising on acquisition)				(2)	(2)
Operating margin		(20)		(2)	(22)
Amortization of intangibles arising on acquisition
Impairment			(4)		(4)
Non-current income (expense)	(33)				(33)
Operating income	(33)	(20)	(4)	(2)	(59)
Interest income (expense) on net financial debt	(63)				(63)
Other financial income (expense)
Income of consolidated companies before taxes	(96)	(20)	(4)	(2)	(122)
Income taxes	22				22
Net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS	11			57	68
Net income of consolidated companies	(63)	(20)	(4)	55	(32)
Equity in net income of non-consolidated companies
Goodwill amortization			100		100
Net income	(63)	(20)	96	55	68
Net income attributable to minority interests
Net income attributable to equity holders of the parent	(63)	(20)	96	55	68
See note 32.3.3	b	c	d	h

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Impact of application of IFRS standards at December 31, 2004

	French	IFRS	IFRS	December 31, 2004
	Standards	Reclassifications	Adjustments	IFRS

	(Millions of euros)
Assets
Goodwill, net	2,470	—	153	2,623
Intangible assets, net	740	—	—	740
Property and equipment, net	439	—	170	609
Deferred tax assets	—	371	(3)	368
Investments accounted for by the equity method	17			17
Other financial assets	106		37	143
Non-current assets	3,772	371	357	4,500
Inventory and costs billable to clients	437	—	—	437
Accounts receivable	3,282	—	—	3,282
Other receivables and other current assets	833	(371)	(12)	450
OCEANE redemption premium	202	—	(202)	—
Marketable securities	67	(67)	—	—
Cash	1128	(1,128)	—	—
Cash and cash equivalents		1,195	(9)	1,186
Current assets	5,949	(371)	(223)	5,355
Total assets	9,721	—	134	9,855

Liabilities and equity
Capital stock	78			78
Additional paid-in capital and retained earnings	803		748	1,551
Shareholders’ equity	881		748	1,629
Minority interests	46		(15)	31
Total equity	927		733	1,660
ORANEs	495		(495)	—
Long-term financial debt (more than 1 year)	1,960	(146)	(322)	1,492
Deferred tax liabilities		184	181	365
Long-term provisions	827	(290)		537
Other non-current liabilities
Non-current liabilities	2,787	(252)	(141)	2,394
Accounts payable	3,694			3,694
Short-term financial debt (less than 1 year)		236	37	273
Income taxes payable		206		206
Short-term provisions		106		106
Other creditors and other current liabilities	1,818	(296)		1,522
Current liabilities	5,512	252	37	5,801
Total liabilities and equity	9,721	—	134	9,855

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Details of impact of IFRS adjustments on the December 31, 2004 balance sheet

						Deferred
	Building				Commitments	Tax
	at 133			Available-	to Purchase	Liabilities		Total IFRS
	Champs-	Financing		for-sale	Minority	on		Adjustments
	Elysées	Instruments	Goodwill	Assets	Interests	Tradenames	Other	Dec 31, 2004

	(Millions of Euros)
Assets
Goodwill, net			94		59			153
Intangible assets, net
Property and equipment, net	158						12	170
Deferred tax assets		15					(18)	(3)
Investments accounted for by the equity method
Other financial assets				37				37
Non-current assets	158	15	94	37	59	—	(6)	357
Inventory and costs billable to clients
Accounts receivable
Other receivables and other current assets		(12)						(12)
OCEANE redemption premium		(202)						(202)
Cash and cash equivalents							(9)	(9)
Current assets		(214)					(9)	(223)
Total assets	158	(199)	94	37	59	—	(15)	134

Liabilities and equity
Capital stock
Additional paid-in capital and retained earnings	104	564	94	37		(126)	75	748
Shareholders’ equity	104	564	94	37		(126)	75	748
Minority interests					(20)	—	5	(15)
Total equity	104	564	94	37	(20)	(126)	80	733
ORANEs		(495)						(495)
Long-term financial debt (more than 1 year)		(322)			42		(42)	(322)
Deferred tax liabilities	54	54				126	(53)	181
Long-term provisions
Other non-current liabilities Non-current liabilities	54	(268)			42	126	(95)	(141)
Accounts payable
Short-term financial debt (less than 1 year)					37			37
Income taxes payable
Short-term provisions
Other creditors and other current liabilities
Current liabilities					37			37
Total liabilities and equity	158	(199)	94	37	59	—	(15)	134
See Note 32.3.3	a	b	d	e	f	g	h

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
32.3.2     Nature of Reclassifications
      The reclassifications are mainly generated by the new presentation of the Group’s financial statements.
Presentation of the Consolidated Income Statement
      On transition to IFRS, the Publicis Group has modified the presentation of its consolidated income statement. In particular, items previously presented in exceptional items have been reclassified within operating income and the net effect of unwinding of discounting on pension commitments is presented in other financial income (expense) for an amount of 5 M€ . Furthermore, in order to better reflect the substance of transactions, expenses related to interim personnel and freelances whose contracts do not exceed 90 days were reclassified from the “other operating expenses” caption to the “personnel expenses” caption.
Presentation of the Consolidated Balance Sheet
      On transition to IFRS, the Publicis Group has adopted a balance sheet presentation which distinguishes between current items and non-current items. The changes notably concern financial debt, provisions and debt related to acquisition of investments, in respect of which liabilities are now broken down into a current portion for amounts payable in less than one year and a non-current portion for the remainder. Furthermore, liabilities related to the acquisition of investments in subsidiaries, classified under “Other creditors and other liabilities” under French standards, have been reclassified into financial debt.
      In accordance with the revised version of IAS 1, deferred taxes have been classified as non-current items.
Presentation of the Consolidated Cash Flow Statement
      In accordance with IAS 7, the amount of interest paid and the amount of taxes paid have been shown separately.
32.3.3     Nature of Adjustments
a) Revaluation of the Champs Elysées Building
      Publicis opted to revalue its building situated at 133, avenue des Champs Elysées in Paris at its fair value at the date of transition to IFRS and to consider this amount to be its deemed cost at that date.
     Effect on the Transition Date Balance Sheet at January 1, 2004
      The fair value of the building at the transition date amounted to 164 M€, which represents an adjustment of 159 M€ compared to its carrying amount under previous accounting standards (adjustment of 104 M€ net of tax). The valuation was performed by an independent expert
     Effect on 2004 Results
      The effect on results for 2004 is not material.
b) Financing Instruments
     Treatment of Bonds with Conversion Options and Bonds Reimbursable in Shares
      In the case of bonds convertible into shares (OCEANEs), bonds reimbursable in shares (ORANEs) and bonds with detachable equity warrants (OBSAs), the hybrid financial instrument is broken down into a debt component and an equity component as of the date of initial recognition.
      The value of the equity component is determined at the date of issue as the difference between the fair value of the debt component and the fair value of the entire bond. The value of the conversion option is not revised during subsequent financial years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair value of the debt component on issue is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable if the company had issued a bond with the same conditions but without a conversion option. The debt component is subsequently measured on an amortized cost basis.
      The redemption premium on the OCEANE 2018 was fully reclassified in financial debt at January 1, 2004.
      Issue costs are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issue.
      Finance costs are calculated on the basis of the effective interest rate and not the contractual rate.
      For the OCEANE 2018, issued in January 2002, the period retained for the evaluation of contractual cash flows is four years, representing the duration of the loan, taking account of the early reimbursement option that bondholders can exercise on January 18, 2006.
      The fair value of the hybrid instruments is their value on issue, except for the instruments issued as consideration on acquisition of Bcom3 (ORANEs and OBSAs) for which the fair value at the acquisition date was estimated.
      On the basis of the detailed clauses of the contract, the ORANEs were allocated between an equity component and a debt component. The debt component was estimated on the basis of the discounted minimum coupon flows.
      The market rates retained, and the allocations between debt components and equity components on issue, are shown in the table below:

	Discount Rate Used		Fair Value	Fair Value	Fair Value
	for Calculation of		of the	of the	of the
	the Debt (Market		Debt on	Conversion	Instrument
	Rate on Issue)	Date of Issue	Issue	Option	on Issue

	(Millions of euros)
OBSA	8.5%	September 2002	445	197	642
OCEANE 2018	7.37%	January 2002	580	110	690
OCEANE 2008	6.61%	July 2003	509	163	672
ORANEs(1)	8.5%	September 2002	47	448	495
Total			1,581	918	2,499

(1)	Classified in a separate caption “ORANEs”, outside shareholders equity, under French standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Effect on the Transition Date Balance Sheet at January 1, 2004

		Effect in Reducing		Impact Net of Tax
	Discount Rate Used for	the Amount of the		on Shareholders’
	Calculation of the Debt	Debt at		Equity at
	(Market Rate on Issue)	January 1, 2004		January 1, 2004

	(Millions of euros)
OBSA	8.5%	(187)		123	(3)
OCEANE 2018	7.37%	(280	)(2)	36
OCEANE 2008	6.61%	(155)		97
ORANEs(1)	8.5%	43		467
Total		(579)		723

(1)	Classified in a separate caption “ORANEs”, outside shareholders equity under French standards.

(2)	Including (215) M€ resulting from the reclassification of the redemption premium into debt.

(3)	Detachable equity warrants on the OBSAs.
     Effect on 2004 Results
      The pre-tax effect of the additional finance expense for 2004 can be analyzed as follows:

	Additional
	Finance Expense
	2004

	(Millions of
	euros)
OBSA	7	(1)
OCEANE 2018	30
OCEANE 2008	29
ORANEs		(3)
Total	63

(1)	Restatement of the reversal through the income statement of the detachable equity warrants recognized under French GAAP.
      The effect on 2004 takes account of the early redemption of the bond component of the OBSA in September 2004.
      The after tax effect amounts to 41M€ .

Treatment of Credit Linked Notes and the Transaction Involving the Sale of the CLNs and the Redemption of the Bond Component of the OBSA
      The consolidation of the entity which issued the CLNs, effective under French standards as of January 1, 2004, did not involve taking account of the related derivatives (an asset swap and a credit default swap). Under IFRS standards, the asset swap and the credit default swap are recognized in the balance sheet at their fair value. Changes in fair value are taken to the income statement.

Effect on the Transition Date Balance Sheet at January 1, 2004
      The fair value of the derivatives at January 1, 2004, 28 M€, was recognized in the opening balance sheet. The net effect on shareholders equity amounts to 19M€ .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Effect on 2004 Results
      The capital gain on disposal of the Credit Linked Notes and the bond component of the OBSA, recognized in September 2004, is reduced by a total amount of 22 M€ net of tax.

Effect on the Balance Sheet at December 31, 2004
      Because of this transaction, the detachable equity warrants were reclassified into shareholders’ equity under French standards in 2004 for an amount of 118 M€ net of deferred taxes. This reclassification is to be cancelled in the IFRS financial statements as it has already been taken into account in the opening balance sheet.
c) Publicis stock options
      Recognition of the fair value of options granted in expenses over the vesting period increases personnel expenses with the double entry being recognized through equity.
      As the option to only restate plans subsequent to November 7, 2002 was retained, the accompanying table summarizes the main assumptions and calculations in respect of these plans:

	16th	17th		18th	19th
	Tranche	Tranche		Tranche	Tranche

		a	b		a	b

	(Millions of euros)
Initial valuation per option granted	7.83	6.67	7.56	5.05	3.16	4.02
Assumptions:
Share price at the date of grant (in euros)	24.84	24.84	24.84	23.14	23.14	23.14
Exercise price (in euros)	24.82	24.82	24.82	24.82	24.82	24.82
Volatility of the Publicis share	34%	34%	34%	24%	24%	24%
Average duration of the option	5.0	3.7	4.7	5.0	2.6	3.6
Rate of return of dividends	1.12%	1.12%	1.12%	1.12%	1.12%	1.12%
Effect on 2004 results
      The effect on 2004 results is an expense of 20 M€ .
d) Goodwill Amortization
      Under IFRS, goodwill is no longer amortized but is subject to impairment tests. The effect of cancellation of goodwill amortization previously recognized under French standards amounts to 100 M€ .
      No additional impairment over and above that recognized under French standards needs to be recognized as the Group, under French standards, uses the discounted future cash flow method and analyses the value in use of goodwill at a level consistent with the definition of a cash generating unit.
      Furthermore the Group benefited from tax gains in an amount of 4 M€ resulting from the loss carryforwards of the Bcom3 Group existing prior to the acquisition.
      In order to neutralize the effect of these gains on the income statement, an impairment loss on goodwill is recognized for the same amount.
e) Available-for-sale Assets
      Interpublic shares were reclassified as available-for-sale assets and measured at their fair value in the opening balance sheet with an effect of 49 M€ at January 1, 2004. Fair value decreased by 12 M€ in 2004 and this amount was recognized through equity (including 3 M€ of cumulative translation adjustment).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
f) Commitments to Purchase Minority Interests
      Publicis has made commitments to shareholders of fully consolidated subsidiaries to purchase their minority shareholdings.
      Under French standards, these commitments to purchase minority interests were presented as off-balance sheet items. Under IFRS standards, while awaiting a specific IFRIC interpretation or IFRS standard, the following accounting treatment has been retained in accordance with currently applicable IFRS standards:

•	On initial recognition, these commitments are recognized in financial debt at the discounted value of the purchase commitment, with the double entry being booked to minority interests and, for the balance, to goodwill,

•	Subsequent changes in the value of the commitment are recognized by adjusting the amount of goodwill,

•	On expiration of the commitment, if the purchase does not take place, the entries previously recognized are reversed; if the purchase is completed, the amount recognized in financial debt is reversed against the cash outflow related to the purchase of the minority shareholding.

Effect on the Transition Date Balance Sheet at January 1, 2004 and on the Balance Sheet at December 31, 2004
      The liability amounts to 129 M€ in the opening balance sheet and 79 M€ in the balance sheet at December 31, 2004.

g)	Deferred Tax Liabilities on the Tradenames Recognized on Acquisition of Bcom3
      In accordance with IAS 12, Publicis recognized deferred tax liabilities in respect of the tradenames recognized on acquisition of Bcom3.
      The impact on the opening balance sheet is 131 M€ on deferred tax liabilities and (131) M€ on shareholders’ equity.
      There is no impact on 2004 results.
h) Other

•	Foreign currency hedging instruments
      The fair value of hedging instruments related to receivables and payables is recognized in the balance sheet with the double entry being recognized through the income statement. This income statement effect is offset by the revaluation of the hedged item. Changes in the fair value of future cash flow hedging instruments are recognized in the balance sheet with the double entry being recognized in a specific account in shareholders’ equity. The amount recognized in shareholders’ equity is taken to the income statement when the hedged transaction occurs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The effects on the opening balance sheet at January 1, 2004, the balance sheet at December 31, 2004 and on the 2004 income statement are not material.

•	Treasury stock
      Treasury stock held in the context of a liquidity contract put in place at the end of 2004, which was classified in marketable securities under French standards, has been reclassified into shareholders’ equity for an amount of 9 M€ at the end of 2004.

•	Recognition of deferred tax assets
      As soon as the criteria for recognition were met in 2004, Publicis recognized a deferred tax asset on the loss carryforwards of Publicis Groupe S.A. up to the amount of the deferred tax liabilities generated by the IFRS adjustments, particularly recognition of the OCEANEs and the revaluation of the building on the Champs Elysées in Paris, to the extent that a timetable for reversal was determinable.
      The amount of the deferred tax asset thus recognized amounts to 57 M€ at the end of December 2004. The offset of this deferred tax asset against the deferred tax liabilities of the Publicis Groupe SA tax group resulted in a reduction of deferred tax liabilities in the Group balance sheet.

•	Depreciation of property and equipment
      In accordance with IAS 16, the periods over which items of property and equipment are depreciated must correspond to the probable period of use of these assets by the enterprise. The adjustment of the period over which certain items of property and equipment are depreciated led to an effect, net of tax, of 5 M€ on shareholders’ equity at January 1, 2004. The effect of 2004 results is however immaterial.

•	Finance lease of the Chicago building
      Financial debt relating to this finance lease arrangement was reduced to the amount at which the property is stated in the opening balance sheet.
      The impact of this adjustment on the opening balance sheet was (45) M€ on financial debt, (19) M€ on deferred tax assets, (1) M€ on property and equipment and 25 M€ on shareholders’ equity.
      The impact on 2004 results was material.

•	Pension commitments
      In the opening IFRS balance sheet, and in accordance with the option provided by IFRS 1 “First time application of IFRS”, existing actuarial gains and losses at January 1, 2004 are recognized directly as a reduction from shareholders’ equity for an amount of 25 M€ before tax with, as a double entry, an increase in pension provisions. Publicis, in its consolidated accounts prepared under French standards for the year ended December 31, 2004, also retained this option in the context of its first time application of the CNC recommendation n° R603-01, issued on April 1, 2003 relating to recognition and measurement of commitments in respect of pensions and similar benefits.
      The actuarial gains and losses generated as from January 1, 2004 are amortized using the corridor method over the expected average residual working lives of the beneficiaries.
      In this context no adjustment needed to be recognized in the opening balance sheet at January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
32.3.4     Earnings per Share and Diluted Earnings per Share

Reconciliation between 2004 earnings per share and diluted earnings per share under French standards and IFRS

		2004
		French Standards	2004 IFRS

Net income used for the calculation of earnings per share (in millions of euros)
Net income attributable to equity holders of the parent	a	210	278
Impact of dilutive instruments:
— Savings in financial expenses related to the conversion of debt instruments, net of tax(1)		34	23
Net income attributable to equity holders of the parent — diluted	b	244	301
Number of shares used for the calculation of earnings per share Average number of shares in circulation		182,410,541	182,410,541
Shares to be issued to redeem the ORANEs		—	28,125,000
Average number of shares used for the calculation	c	182,410,541	210,535,541
Impact of dilutive instruments:(2)
— Shares to be issued to redeem the ORANEs		28,125,000	—
— Effect of exercise of dilutive stock options		275,374	276,383
— Shares resulting from the conversion of the convertible bonds		40,796,934	23,172,413
Number of shares — diluted	d	251,607,849	233,984,337

		2004
		French Standards	2004 IFRS

	(In euros)
Earnings per share	a/c	1.15	1.32
Earnings per share — diluted	b/d	0.97	1.29

(1)	Only the 2008 OCEANEs are taken into account for the calculation of earnings per share as the 2018 OCEANEs have an anti-dilutive effect on EPS.

(2)	Equity warrants and stock options whose exercise price is greater than the average share price for 2004, as well as the 2018 OCEANEs, are not taken into account in the calculation of diluted earnings per share because of their anti-dilutive nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Calculation of Headline earnings per share(1) IFRS 2004

		2004
		IFRS

Net income used for the calculation of Adjusted(1) earnings per share (Millions of euros)
Net income attributable to equity holders of the parent		278
Items excluded:
— Amortization of intangibles arising on acquisition, net of tax		18
— Impairment, net of tax		164
— Capital gain on OBSA/ CLN transactions, net of tax		(134)
— Deferred tax assets related to conversion to IFRS		(57)
Adjusted net income attributable to equity holders of the parent	e	269
Impact of dilutive instruments:
— Savings in financial expenses related to the conversion of debt instruments, net of tax		23
Adjusted net income attributable to equity holders of the parent — diluted	f	292
Number of shares used for the calculation of earnings per share
Average number of shares in circulation		182,410,541
Shares to be issued to redeem the ORANEs		28,125,000
Average number of shares used for the calculation	c	210,535,541
Impact of dilutive instruments:
— Effect of exercise of dilutive stock options		276,383
— Shares resulting from the conversion of convertible bonds		23,172,413
Number of shares — diluted	d	233,984,337
(In euros)
Headline earnings per share(1)	e/c	1.28
Headline earnings per share(1) — diluted	f/d	1.25

(1)	Earnings per share before amortization of intangibles arising on acquisition, impairment, capital gain on the OBSA/CLN transactions (net of tax) and the recognition of deferred tax assets related to conversion to IFRS.
33.     List of Principal Consolidated Companies at December 31, 2005
      The companies listed below are the operating companies with revenues in excess of 5 M€ .

a) Fully Consolidated Companies

Company Name	Operating Name(s)	% Control	% Interest	Country

Publicis Conseil	Publicis Conseil	99,61%	99,61%	France
Publicis Régions	Publicis Régions	99,84%	99,45%	France
Global Event Management	Global Event Management	100%	99,61%	France
Publicis Dialog	Publicis Dialog	100%	99,61%	France
Mediasystem	Mediasystem	99,96%	99,57%	France
Publicis Consultants	Publicis Consultants	100%	100%	France
Carré Noir	Carré Noir	100%	100%	France
Saatchi & Saatchi France	Saatchi & Saatchi France	100%	100%	France
Leo Burnett France	Leo Burnett France	100%	100%	France
Mundocom	Mundocom	100%	99,61%	France

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	Operating Name(s)	% Control	% Interest	Country

Medicus Paris	Medicus Paris	99,97%	99,97%	France
Starcom Worldwide	Starcom Worldwide	100%	100%	France
Groupe ZenithOptimedia France	Groupe ZenithOptimedia France	100%	100%	France
Le Monde Publicité	Le Monde Publicité	49%	49%	France
Metrobus	Metrobus	67%	67%	France
Mediavision	Mediavision	66,63%	66,63%	France
Régie I	Régie I	49%	49%	France
Drugstore Champs Elysées	Drugstore Champs Elysées	100%	100%	France
Challenger House	Challenger House	100%	100%	France
Chow Communications	Chow Communications	100%	99,61%	France
eventive Altenhuber Riha(b)	eventive	100%	70%	Germany
Publicis Frankfurt	Publicis Frankfurt	100%	100%	Germany
Publicis Hamburg	Publicis Hamburg	100%	100%	Germany
BMZ + more Management	BMZ	100%	100%	Germany
Buhler and Partners	Buhler and Partners	100%	100%	Germany
Publicis Kommunikations agentur	Publicis Kommunikations agentur	100%	100%	Germany
Saatchi & Saatchi	Saatchi & Saatchi Germany	100%	100%	Germany
Leo Burnett Services	Leo Burnett Germany	100%	100%	Germany
TKM Starcom Frankfurt	TKM Starcom Frankfurt	100%	100%	Germany
Zenith More Media	Zenith More Media	90,50%	90,50%	Germany
Optimedia Gesellschaft für Media-Services	Opimedia Germany	100%	100%	Germany
Publicis Communication	Publicis Communication	100%	100%	Australia
Optimedia Australia	Optimedia Australia	100%	100%	Australia
Saatchi & Saatchi Communications	Saatchi & Saatchi Communications	100%	100%	Australia
Leo Burnett	Leo Burnett	100%	100%	Australia
Starcom Worldwide Australia	Starcom Worldwide Australia	100%	100%	Australia
Publicis Groupe Austria	Publicis Austria	100%	100%	Austria
Leo Burnett	Leo Burnett Brussels	100%	100%	Belgium
Publicis Brasil Comunicaçao	Pubilicis Sales Norton	100%	100%	Brazil
Finance Nazca Publicidade Brazil	Finance Nazca Publicidade Brazil	51%	51%	Brazil
Leo Burnett Publicidade	Leo Burnett Publicidade	100%	100%	Brazil
Publicis Canada	Publicis Canada	70%	70%	Canada
Saatchi & Saatchi Advertising	Saatchi & Saatchi Canada	100%	100%	Canada
Leo Burnett Company	Leo Burnett Company	100%	100%	Canada
TMG MacManus Canada	Bensimon Byrne	100%	100%	Canada
ZenithOptimedia Canada	ZenithOptimedia Canada	100%	100%	Canada
Saatchi & Saatchi Great Wall Advertising Co	Saatchi & Saatchi China	70%	70%	China
Leo Burnett China	Leo Burnett China	100%	100%	China
Leo Burnett Shanghai Advertising Co	Leo Burnett Shanghai Advertising Co	70%	70%	China
Publicis Ad Link Group	Publicis Ad Link Group	96%	96%	China

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	Operating Name(s)	% Control	% Interest	Country

Leo Burnett Colombia	Leo Burnett Colombia	100%	100%	Colombia
Welcomm Publicis Worldwide	Publicis Welcomm	70%	70%	Korea
Leo Burnett Korea	Leo Burnett Korea	100%	100%	Korea
Publicis Communication Espana	Publicis Casadevall y Pedreño	100%	100%	Spain
Vitruvio-Leo Burnett	Vitruvio-Leo Burnett	100%	100%	Spain
Grupo K/Arc	Grupo K/Arc	100%	100%	Spain
Starcom Worldwide Media Estrategia	Starcom Worldwide Media Estrategia	74%	74%	Spain
Optimedia Spain	Optimedia Spain	99,73%	99,73%	Spain
Zenith Media Spain	Zenith Media Spain	100%	100%	Spain
Pharma Consult Services	Medicus, S&S Healthcare (a)	100%	100%	Spain
Publicis USA	Publicis USA	100%	100%	United States
Publicis & Hal Riney	Publicis & Hal Riney	100%	100%	United States
Publicis NY	Publicis Dialog	96,69%	96,69%	United States
Lionel Sosa	Bromley Communications	49%	49%	United States
Saatchi & Saatchi North America	Saatchi & Saatchi North America	100%	100%	United States
Conill Advertising	Saatchi & Saatchi Conill	100%	100%	United States
Thompson Murray	Saatchi & Saatchi X	100%	100%	United States
Leo Burnett USA	Leo Burnett USA , Lapiz, Vigilante (a)	100%	100%	United States
Leo Burnett Detroit	SMG Directory Marketing	100%	100%	United States
Martin Retail Group	Chemistri Martin Group	70%	70%	United States
Arc worldwide	Arc, Ileo, Frankel (a)	100%	100%	United States
Fallon USA	Fallon USA	100%	100%	United States
Williams Labadie	Williams Labadie	100%	100%	United States
Kaplan Thaler Group	Kaplan Thaler Group	100%	100%	United States
Manning Selvage & Lee	Manning Selvage & Lee	100%	100%	United States
Publicis Events	Publicis Events, CLT Meetings	100%	100%	United States
Capps Digital	Capps Digital	100%	100%	United States
Nelson Communications	Nelson Communications	100%	100%	United States
Medicus Group International	Medicus Group, Discovery International, Lifebrands, Science and Medicine (a)	100%	100%	United States
Saatchi & Saatchi Healthcare Com	Saatchi & Saatchi Healthcare Com	100%	100%	United States
Publicis Selling Solutions	Publicis Selling Solutions, Arista Marketing Assoc. (a)	100%	100%	United States
Science Oriented Solutions	Science Oriented Solutions	100%	100%	United States
Starcom Media Vest Group USA	Starcom, Planworks (a)	100%	100%	United States
Starlink Services	Starlink Services	100%	100%	United States
Media Vest Worldwide	Media Vest Worldwide	100%	100%	United States
Relay	Relay St Louis	100%	100%	United States

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	Operating Name(s)	% Control	% Interest	Country

Optimedia International U.S., Inc	Optimedia International U.S.	100%	100%	United States
Zenith Media Services	Zenith Media Services	100%	100%	United States
Publicis Helsinki	Publicis Finland	90,39%	90,39%	Finland
European Advertising Organisation SA of Advertisements Promotion & Publications	Leo Burnett Greece	100%	100%	Greece
Leo Burnett	Leo Burnett Hungary	100%	100%	Hungary
Saatchi & Saatchi Hungary	Saatchi & Saatchi Hungary	100%	100%	Hungary
TLG India	Leo Burnett India, Starcom Wordwide (a)	87,57%	87,57%	India
Publicis Ariely Advertising 2000	Publicis Ariely	75%	75%	Israel
Publicis Italy	Publicis Italy	100%	100%	Italy
Saatchi & Saatchi Italy	Saatchi & Saatchi Italy	99%	99%	Italy
Leo Burnett Italy	Leo Burnett Italy	100%	100%	Italy
Starcom Mediavest Group Italy	Starcom Mediavest Group Italy	100%	100%	Italy
ZenithOptimedia Italy	ZenithOptimedia Italy	100%	100%	Italy
Beacon Communications	Beacon Communications, Starcom Japan (a)	66%	66%	Japan
Medicus KK	Medicus Tokyo	100%	100%	Japan
Publicis Graphics	Publicis Graphics	60%	60%	Lebanon, Jordan, Bahrain, Egypt, UAE, Saudi Arabia, Kuwait, Turkey
Leo Burnett Advertising	Leo Burnett Malaysie	100%	100%	Malaysia
Publicis Arredondo de Haro	Publicis Arredondo de Haro	68,62%	68,62%	Mexico
Leo Burnett Mexico	Leo Burnett Mexico	100%	100%	Mexico
Starcom Worldwide	Starcom Worldwide	100%	100%	Mexico
Olabuenga Chemestri	Olabuenga Chemestri	75%	75%	Mexico
JKL Oslo	JKL Oslo	99,10%	99,10%	Norway
Publicis Mojo	Publicis Mojo	100%	100%	New Zealand
Saatchi & Saatchi	Saatchi & Saatchi New Zealand	100%	100%	New Zealand
Jimenez Basic Advertising	Jimenez Basic	53,09%	46,91%	Philippines
Publicis Amsterdam	Publicis Amsterdam	100%	100%	Netherlands
Leo Burnett Amsterdam	Leo Burnett Amsterdam	100%	100%	Netherlands
Saatchi & Saatchi Netherlands	Saatchi & Saatchi Netherlands	100%	100%	Netherlands
Publicis Dialog NL	Publicis Dialog NL	100%	100%	Netherlands
Leo Burnett Warsaw	Leo Burnett Warsaw	100%	100%	Poland
Publicis Publicidade	Publicis Portugal	83%	83%	Portugal
Badillo Nazca S&S Inc	Badillo Nazca S&S Inc	100%	100%	Puerto Rico
Publicis	Publicis UK	100%	100%	United Kingdom
Publicis Dialog	Publicis Dialog UK	100%	100%	United Kingdom
Publicis Blue Print	Publicis Blue Print	100%	100%	United Kingdom
Zed UK	Zed UK	100%	100%	United Kingdom

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Name	Operating Name(s)	% Control	% Interest	Country

Creators of Multi Media Art Ltd	Mundocom Comma	100%	100%	United Kingdom
Saatchi & Saatchi UK	Saatchi & Saatchi UK	100%	100%	United Kingdom
The Facilities Group	The Facilities Group	70%	70%	United Kingdom
Leo Burnett	Leo Burnett	100%	100%	United Kingdom
Arc Integrated Marketing	Arc Integrated Marketing	100%	100%	United Kingdom
Fallon London	Fallon UK	100%	100%	United Kingdom
The Triangle Group	The Triangle Group	100%	100%	United Kingdom
Masius UK	Masius UK	100%	100%	United Kingdom
MS&L UK	MS&L UK	100%	100%	United Kingdom
Publicis Healthcare Communications Group	Publicis Healthcare Communications, The Medicus Group (a)	100%	100%	United Kingdom
Starcom Motive	Starcom Media Vest	100%	100%	United Kingdom
ZenithOptimedia Group	ZenithOptimedia UK	100%	100%	United Kingdom
Freud Communications Limited (b)	Freud Communications Limited	100%	50,01%	United Kingdom
Leo Burnett Moscow	Leo Burnett Moscow	100%	100%	Russia
Publicis United	Publicis United Russia	100%	100%	Russia
Rodnaya Rech	Mother Tongue	99%	99%	Russia
Publicis Singapore	Publicis Singapore, Publicis Eureka (a)	98,80%	98,80%	Singapore
Saatchi & Saatchi	Saatchi & Saatchi Singapore	100%	100%	Singapore
TLG Communications	Leo Burnett, Starcom Singapore (a)	100%	100%	Singapore
JKL Stockholm	JKL Stockholm	100%	100%	Sweden
Starcom Sweden	Starcom Sweden	93,74%	93,74%	Sweden
Publicis Zürich	Publicis Zürich	100%	100%	Switzerland
Fisch Meier Direkt	Fischmeier	100%	100%	Switzerland
Optimedia Switzerland	Optimedia Switzerland	100%	75%	Switzerland
Saatchi & Saatchi Simko	Saatchi & Saatchi Simko	100%	100%	Switzerland
Leo Burnett Taiwan	Leo Burnett Taiwan, Arc Taiwan (a)	100%	100%	Taiwan
Star Reachers Group	Star Reachers Group	100%	100%	Thailand
Saatchi & Saatchi Thailand	Saatchi & Saatchi Thailand	100%	100%	Thailand
Markom Leo Burnett Reklem Hizmeltri	Leo Burnett Istanbul Markom	100%	100%	Turkey
Leo Burnett	Leo Burnett United Arab Emirates	100%	100%	UAE
Starcom Media Vest Group	Starcom United Arab Emirates	100%	100%	UAE
Publicis Venezuela	Publicis Venezuela	60%	60%	Venezuela

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b) Equity Accounted Companies

Company Name	Operating Name	% Control	% Interest	Country

Bartle Bogle Hegarty	BBH	49%	49%	United Kingdom
International Sports and
Entertainment	iSe	45%	45%	Switzerland
Burrell Communications	Burrell (c)	49%	49%	United States

(a)	These entities bring together several tradenames or businesses

(b)	Acquisitions in the year

(c)	Burrell Communications is henceforth 49% owned and is accounted for under the equity method
Companies included in the list in 2004 which are no longer included in the list in 2005:

Mergers: Publicis Koufra, Publicis Cachemire, Paname Communication, Guillaume Tell (France) Disposals: JC Decaux Netherlands

Entities which have fallen below the threshold for publication:
Publicis Meetings, Publicis Events, ECA 2, Médias & Régies Europe, Publicis Johannesburg, Saatchi & Saatchi Austria, Publicis Belgium, Saatchi & Saatchi Belgium, Mediavest Toronto, Starcom Toronto, Publicis Denmark, Saatchi & Saatchi Denmark, Saatchi & Saatchi Spain, Winner & Associates, Johnston & Associates, Semaphore Partners, Rowland, New World Health, Publicis Hellas, Publicis Hungary, Publicis Ambiance Advertising, Adverbox (Mundocom Italy), MS&L Italy, Saatchi & Saatchi Japon, Publicis Japon, Publicis Wet Desert, Saatchi & Saatchi Malaysia, ZenithOptimedia Netherlands, Publicis Pologne, BMZ/Park, Leo Burnett Lisbon, Leo Burnett Prague, Starcom Russia, Leo Burnett Annonsbyra, Publicis Taiwan, Saatchi & Saatchi Taiwan, Publicis Thailand, Leo Burnett Venezuela, Saatchi & Saatchi Vietnam.

34.	Summary of Differences Between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America.
Restatement of Prior Period
      In January 2006, Publicis Groupe became aware that, under U.S. GAAP, deferred tax liabilities had not been recorded with respect to the trade names recognized in conjunction with the Bcom3 acquisition. Accordingly, the Group computed the effect on goodwill, deferred tax liabilities and cumulative translation adjustments as if the deferred tax liabilities had been properly recorded upon the acquisition of Bcom3 in 2002. For U.S. GAAP purposes, the recognition of the deferred tax liabilities (for an amount of €131 million, before cumulative translation adjustments, as at December 31, 2003) and corresponding increase in goodwill caused the Group to re-calculate its historical goodwill impairments and to record an additional goodwill impairment charge related to Leo Burnett for the year ended December 31, 2003 in the amount of € 87 million.

	As of December 31, 2004
	(and for year then ended)

	As Previously	Impact of
	Reported	Restatement	Restated

	(In millions of euros)
Goodwill	4,281	44	4,325
Deferred tax liabilities (non-current)	542	126	668
Total shareholders’ equity	2,484	(82)	2,402
Net income	346	—	346

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Reconciliation of Consolidated Net Income and Shareholders’ Equity
      Publicis Groupe’s (the “Group’s”) consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable at December 31, 2005 as approved by the European Union, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).
      The effects of the application of U.S. GAAP on consolidated net income for each of the years ended December 31, 2005 and 2004 are set out in the table below:

		December 31,

	Notes	2005	2004

		(In millions
		of euros)
Net income as determined under IFRS		386	278
U.S. GAAP adjustments:
OCEANEs 2008	1	31	29
OCEANEs 2018	1	21	30
ORANEs	2	(4)	(3)
Stock-based compensation	3	(12)	20
Pensions and postretirement benefits	4	(2)	(2)
Revaluation of tangible fixed assets	5	1	1
Sale-leaseback transaction	6	2	2
Business combinations: Saatchi & Saatchi	7.1	(44)	(46)
Business combinations: Bcom3	7.2	—	24
Business combinations: Other	7.3	—	—
Goodwill	8	1	88
Other		9	—
Deferred income taxes on above adjustments	15	6	(75)
Net income as determined under U.S. GAAP		395	346

		December 31,

	Notes	2005	2004
		€	€

		(In millions,
		except per
		share data)
Earnings Per Share
Earnings per share as determined under U.S. GAAP	9
Basic		2.16	1.90
Diluted		1.63	1.51
Weighted average common shares outstanding (in millions)
Basic		183	182
Diluted		249	251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The effects of the application of U.S. GAAP on consolidated shareholders’ equity as of December 31, 2005 and 2004 are set out in the table below:

		December 31,

	Notes	2005	2004

		(In millions of
		euros)
Shareholders equity as determined under IFRS		2,085	1,629
U.S. GAAP adjustments:
OCEANEs 2008	1	(88)	(120)
OCEANEs 2018	1	2	(28)
ORANEs	2	(402)	(455)
Stock-based compensation	3	—	—
Pensions and postretirement benefits	4	(23)	(7)
Revaluation of tangible fixed assets	5	(157)	(158)
Sale-leaseback transaction	6	(25)	(23)
Business combinations: Saatchi & Saatchi	7.1	1,480	1,430
Business combinations: Bcom3	7.2	389	325
Business combinations: Other	7.3	(154)	(154)
Goodwill	8	277	276
Other		5	(4)
Deferred income taxes on above adjustments	15	(315)	(309)
Shareholders’ equity as determined under U.S. GAAP		3,074	2,402 (*)

(*)	As restated (See above)

1.	OCEANEs 2008 and 2018
      In January 2002, the Group issued 17,624,521 convertible bonds at par value of € 39.15 per bond for aggregate cash consideration, excluding transaction-related expenses, of € 690 million (the “OCEANE 2018”). In July 2003, the Group issued 23,172,413 convertible bonds at par value of € 29.00 per bond for aggregate cash consideration, excluding transaction-related expenses, of €  672 million (the “OCEANE 2008”). The OCEANE 2018 bear interest at a face rate of 1% per year and mature 16 years from the date of issuance and the OCEANE 2008 bear interest at a face rate of 0.75% per year and mature five years from the date of issuance. The OCEANE 2008 and OCEANE 2018 (collectively, the “Bonds”) are each redeemable at the option of the Group and of the holder under certain circumstances and are convertible into Publicis ordinary shares at the option of the holder. If not redeemed or converted earlier, each of the OCEANE 2008 and OCEANE 2018 will be fully redeemed at their respective maturities for an amount equal to par value plus accrued and unpaid interest, if any.
      In accordance with IAS 32, “Financial Instruments — Disclosure and Presentation,” and IAS 39 “Financial Instruments — Recognition and Measurement,” the Bonds are a compound financial instrument as they are convertible by the holder into a fixed number of Publicis ordinary shares. From the perspective of Publicis, the Bonds comprise two components — a financial liability and an equity instrument (a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of Publicis). The value of the equity component is determined at the date of issuance of the Bonds as the difference between the fair value of the Bonds and the fair value of the debt component of the Bonds. The value assigned to the conversion option (equity component) at the date of issuance is not revised during subsequent periods. The fair value of the debt component of the Bonds at issuance is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
had Publicis issued a similar bond without a conversion option. The debt component is subsequently accounted for at amortized cost. Transaction-related expenses are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issuance.
      Under U.S. GAAP, the hybrid instrument is accounted for as a single compound instrument in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” In accordance with APB Opinion No. 14, the Bonds are recorded on the balance sheet at issuance for an amount equal to the amount received from investors of € 690 million and €  672 million, respectively. Transaction-related expenses are accounted for in their entirety as debt issuance costs and are amortized to expense by the effective interest method over the term of the Bonds.
      Under U.S. GAAP, the fair value of the equity component of the OCEANE 2008 and OCEANE 2018 (€ 164 million and € 109 million respectively at the issuance date) and the related issuance costs have been reclassified from additional paid-in capital (APIC) within shareholders’ equity to financial debt. In addition, the excess interest expense recorded under IFRS has been reversed from the U.S. GAAP income statement (and from retained earnings for the cumulative amount). For each of the twelve-month periods ended December 31, 2005 and 2004, the excess interest expense recognized under IFRS amounted to € 31 million and € 29 million before income tax, respectively for the OCEANEs 2008 and € 14 million and €  30 million before income tax, respectively, for the OCEANEs 2018.
      In February 2005, the Group redeemed 62.36% of its outstanding OCEANE 2018. In connection with the redemption, the Group recognized a loss before income taxes of € 16 million and € 22 million for the twelve-month period ended December 31, 2005 under U.S. GAAP and IFRS, respectively. Under U.S. GAAP, the recognized loss has been accounted for as financial expense. Under IFRS, the recognized loss of €  22 million has been accounted for as an operating expense.

2.	ORANEs
      On September 24, 2002, the Group issued 1,562,500 convertible bonds known as ORANEs (the “ORANEs”) redeemable for 28,125,000 Publicis ordinary shares. The ORANEs have a maturity of 20 years, with a nominal value of € 549, thus representing a total nominal amount of €  858 million. The ORANEs were issued to Bcom3 shareholders as part of the consideration they received in exchange for their Bcom3 shares in connection with Publicis’ acquisition of Bcom3.
      In accordance with IAS 32, “Financial Instruments — Disclosure and Presentation,” and IAS 39 “Financial Instruments — Recognition and Measurement,” the ORANEs are a compound financial instrument comprising:

(i)	an equity component representing the fact that they may only be settled by Publicis for a fixed number of its own ordinary shares and the instrument includes no contractual obligation to deliver cash or to exchange financial assets or liabilities that are potentially unfavorable to Publicis, and

(ii)	a debt component representing the right of the holder to receive periodic payments from Publicis based on a the higher of a minimum contractual rate per annum or a rate per annum determined on the basis of historical dividend payments of Publicis.
      The value of the equity component is determined at the date of issuance of the ORANEs as the difference between the fair value of the ORANEs and the fair value of the debt component of the ORANEs. The value assigned to the equity component at the date of issuance is not revised during subsequent periods. The fair value of the debt component of the ORANEs at issuance is determined by discounting the future contractual cash flows using a market interest rate for a similar instrument without conversion option. The debt component is subsequently accounted for at amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under U.S. GAAP, the hybrid instrument is accounted for as a single compound instrument in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” and is reflected as long-term debt in the consolidated balance sheet. The ORANEs are classified as long-term debt under U.S. GAAP following the legal determination that the ORANEs contract indicates that the holder has rights that rank higher than those of a holder of the ordinary shares of Publicis underlying the contract.
      Under IFRS, the fair value of the ORANEs has been determined at the date of the acquisition of Bcom3 and amounted to € 495 million. Of this amount, € 47 million was assigned to the debt component of the ORANEs and the remaining € 448 million was assigned to the equity component. Under U.S. GAAP, the fair value of the ORANEs amounted to €  1,024 million due to the fact that the determination of fair value under U.S. GAAP is done as of a different date than under IFRS. See note 7.2 for a discussion of the accounting for the acquisition of Bcom3, including a discussion of the impact that the difference in fair value described above had on the calculation of goodwill under IFRS and U.S. GAAP.
      The reconciliation of consolidated shareholders’ equity reflects the reclassification of € 448 million, which is recorded in shareholders’ equity under IFRS, to long-term debt under U.S. GAAP as of each of the dates presented and interest expense has been increased by €  4 million before income tax for each of the twelve-month periods ended December 31, 2005 and 2004.
      The redemption of the first tranche of the ORANEs, in September 2005, led Publicis Groupe to recognize an increase of its total shareholders’ equity for €  57 million under U.S. GAAP. Such redemption did not have any impact on the total shareholders’ equity under IFRS, since it only results in a reclassification within equity components.

3.	Stock-based Compensation
      Under IFRS, the fair value of stock options is determined in accordance with IFRS 2 and recognized as personnel expenses over the vesting period. In accordance with IFRS 1, Publicis opted for the exception to retrospective application of IFRS 2 and, accordingly, has only accounted for option grants made subsequent to November 7, 2002 in accordance with IFRS 2. For option grants made prior to November 7, 2002, Publicis retained its historical accounting treatment and, accordingly, no compensation expense has been recognized for those grants. Aggregate compensation expense related to stock options for each of the years ended December 31, 2005 and 2004 amounted to €  20 million.
      Under U.S. GAAP, Publicis accounts for its stock-based compensation plans using the “intrinsic value” method under the guidelines of APB Opinion No. 25, which requires that companies recognize compensation expense equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of share an employee is entitled to receive and the exercise price are known at the date of grant are referred to as “fixed” stock option grants. All other grants are referred to as “variable” stock option grants. For fixed stock option grants, total compensation expense is measured only once, on the date of grant. For variable stock option grants, this excess is estimated periodically at interim dates and final measurement occurs on the measurement date. Compensation expense for both fixed and variable stock option grants is recognized over the vesting period. For Publicis’ stock option plans, compensation expense amounting to €  32 million and zero, respectively, which relates principally to stock option plans with performance requirements that are considered variable plans under U.S. GAAP, was recognized for each of the years ended December 31, 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Pensions and Postretirement Benefits
      The aggregate adjustment included as “Pensions and postretirement benefits” in the reconciliations of consolidated net income and shareholders’ equity consists of:

	Net Income		Shareholders’
	(For the		Equity
	Year Ended		(As of
	December 31)		December 31)

	2005	2004	2005	2004

	(In millions of euros)
U.S. GAAP adjustments:
Unrecognized actuarial gains and losses	(2)	(2)	21	23
Minimum pension liabilities	—	—	(44)	(30)

Total adjustment, before income taxes	(2)	(2)	(23)	(7)

Unrecognized actuarial gains and losses
      In accordance with the option provided by IFRS 1, the Group’s unrecognized actuarial gains and losses as at January 1, 2004 were recognized directly as a reduction of equity in an amount of €  23 million. Actuarial gains and losses generated from January 1, 2004 are amortized using the corridor method over the expected average residual working lives of the beneficiaries.
      Under U.S. GAAP, in accordance with FAS 87, “Employer’s Accounting for Pensions,” the Group recognizes amortization of the unrecognized net actuarial gain or loss if, as of the beginning of the year, the unrecognized net actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is computed as that excess divided by the average remaining service period of active employees expected to receive benefits under the pension plan.
      As of December 31, 2005 and 2004, the unamortized balance of unrecognized actuarial gains and losses recorded as a reduction of shareholders’ equity under IFRS amounted to € 21 million and € 23 million, respectively. Incremental amortization of these unrecognized actuarial gains and losses resulted in additional pension expense under U.S. GAAP of € 2 million and €  2 million for each of the years ended December 31, 2005 and 2004, respectively.

Minimum pension liabilities
      Under U.S. GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as calculated by actuarial methods. The additional minimum liability is offset by an intangible asset up to the amount of any unrecognized prior service cost, and the excess is recorded in comprehensive income, net of income taxes. Under IFRS, minimum pension liabilities are not required to be recorded.
      Under U.S. GAAP, the additional minimum pension liability recorded by Publicis in shareholders’ equity as of December 31, 2005 and 2004 amounted to € 44 million and €  30 million, respectively.

5.	Revaluation of Tangible Fixed Assets
      Under IFRS 1, companies were permitted to recognize adjustments to all or some of their existing assets to record them at their estimated fair values as of January 1, 2004. Subsequently, the assets are accounted for based on their revised carrying amounts as of January 1, 2004 (i.e., the fair value of the asset as of January 1, 2004 becomes the asset’s new historical cost under IFRS). Publicis elected to re-value its corporate headquarters (land and building) pursuant to IFRS 1. The revaluation adjustment amounted to €  159 million for land and buildings as of January 1, 2004. The additional depreciation expense associated with the portion

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the revaluation related to the corporate headquarters buildings was €  0.5 million for each of the years ended December 31, 2005 and December 31, 2004. The portion of the revaluation adjustment related to land has no impact on annual depreciation expense as land is not depreciated for accounting purposes.
      Under U.S. GAAP, the historical cost of the Company’s assets was not adjusted upon adoption of IFRS. Accordingly, the amount of revaluation adjustment, net of accumulated amortization, is reversed under U.S. GAAP. As of December 31, 2005 and 2004, the adjustment before tax effect, net of accumulated amortization, amounted to € 157 million and €  158 million, respectively.

6.	Sale-leaseback Transaction
      Under IFRS, Bcom3’s sale-leaseback transaction related to the Leo Burnett office building in Chicago is treated as a finance lease. The assets leased-back are capitalized at their fair value at the acquisition date, with an offset to financial debt. Under U.S. GAAP, this transaction is accounted for as a financing, since Leo Burnett has a continued involvement in the transaction. The building and the related financing obligation are reflected in the Group’s consolidated financial statements at their fair value at the acquisition date of Bcom3.

7.	Business Combinations
      In accordance with IFRS 1, Publicis opted for the possibility not to restate prior classification and methods used for business combinations that took place before the transition date (January 1, 2004). Therefore, the treatment accorded to business combinations historically by Publicis under generally accepted accounting principles in France (“French GAAP”) has been retained in IFRS.

7.1	Business Combinations: Saatchi & Saatchi
      Under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), the business combination with Saatchi & Saatchi was accounted for in accordance with the alternative method under Article 215 of Rule 99-02 of the Comité de Réglementation Comptable (“CRC”) as follows:

•	Assets and liabilities are recorded at historical cost less accumulated depreciation at the combination date; and

•	The results of operations and cash flows are combined from the acquisition date to year-end.
      As such, no goodwill or revaluation of intangible assets were recorded under French GAAP.
      Under U.S. GAAP, the acquisition did not qualify as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Publicis Groupe S.A. being the acquirer on September 8, 2000. Under U.S. GAAP, the assets and liabilities were recorded at fair value at the date of acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aggregate adjustment included as “Business combinations: Saatchi & Saatchi” in the reconciliations of consolidated net income and shareholders’ equity consists of:

	Net Income		Shareholders’
	(For the		Equity
	Year Ended		(As of
	December 31)		December 31)

	2005	2004	2005	2004

	(In millions of euros)
U.S. GAAP adjustments:
Goodwill and intangible assets	(22)	(29)	2,131	2,059
Impairment of goodwill	—	—	(570)	(570)
Impairment of intangible assets	—	—	(223)	(223)
Contingent value rights	—	—	49	49
Stock-based compensation	—	—	148	148
Net operating loss carry-forwards	(22)	(17)	(55)	(33)

Total adjustment, before income taxes	(44)	(46)	1,480	1,430

7.1.1     Goodwill and Intangible Assets
      Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired and liabilities assumed with the fair value of the consideration given, including transaction-related costs. Such goodwill was amortized over 40 years until January 1, 2002. Since then, goodwill is no longer amortized due to the Group’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill is no longer amortized, but rather is reviewed at least annually for impairment. Other intangible assets include principally tradenames with indefinite useful lives and major client relationships amortized over their estimated useful lives, which range from 7 to 40 years.
      Upon the acquisition of Saatchi & Saatchi in September 2000, the intangible assets were valued at € 1,378 million, and goodwill was recorded for €  1,232 million.
      As of December 31, 2005, the carrying value of the goodwill and intangible assets balances amounted to € 2,131 million, net of accumulated depreciation, amortization and after foreign currency translation adjustments, but before impairment. The impacts of the impairments recorded on goodwill and intangible assets are discussed below. For each of the years ended December 31, 2005 and 2004, the Group recorded additional amortization expense associated with its recognized intangible assets with finite lives under U.S. GAAP of € 22 million and €  29 million, respectively.
7.1.2.     Impairment of Goodwill
      Under U.S. GAAP, goodwill in the amount of approximately €  570 million was written off through a charge to income in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company’s best estimate of its fair value, as of December 31, 2001, based on the Company’s accounting policy.
7.1.3.     Impairment of Intangible Assets
      Under U.S. GAAP, the Group completed its initial impairment test for intangible assets as of January 1, 2002, upon adoption of SFAS 141 and 142, by comparing the fair value of their indefinite-lived intangible assets to their carrying amounts. Prior to adoption of SFAS 141 and 142, the Group assessed the recoverability of intangible assets with indefinite lives for each entity by comparing the undiscounted projected future

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of €  223 million (before tax) on January 1, 2002 in relation to Saatchi & Saatchi intangibles with indefinite useful lives, namely tradenames. These tradenames were not recorded for the Saatchi & Saatchi business combinations under French GAAP, as discussed above.
7.1.4.     Contingent Value Rights
      In connection with the acquisition of Saatchi & Saatchi, the Company issued contingent value rights (“CVRs”) to the former shareholders of Saatchi & Saatchi. Under French GAAP, the CVRs were originally considered to be an off-balance sheet commitment, and were not recorded until payment was considered to be highly probable. The CVRs were not recorded under French GAAP until December 31, 2001. Under U.S. GAAP, the fair value of the CVRs at the acquisition date (2000) was included in the cost of acquisition, and reflected as a liability in purchase accounting, with an offset to goodwill.
      In March 2002, all outstanding CVRs matured and were settled in cash. The remaining unamortized portion of goodwill under U.S. GAAP amounts to €  49 million.
7.1.5.     Stock-based Compensation
      In connection with the acquisition of Saatchi & Saatchi, the Group agreed to exchange options to purchase Publicis ordinary shares for Saatchi & Saatchi shares obtained through the exercise of outstanding stock options of Saatchi & Saatchi at the acquisition date. Under French GAAP, stock options are not recorded in shareholders’ equity until they are exercised.
      Under U.S. GAAP, to the extent options are granted by the acquiring company for outstanding vested options or options that vest upon a change of control of the acquired company, the fair value of the new options is included as part of the purchase price and allocated to the assets acquired. The fair value of options exchanged for outstanding unvested options is also included as part of the purchase price, and a portion of the unvested intrinsic value is allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of unearned compensation cost is deducted from the fair value of the options in determining the purchase price.
      The fair value of options that was capitalized as part of the purchase under U.S. GAAP amounted to €  148 million.
7.1.6     Net Operating Loss Carry-forwards
      In connection with the acquisition of Saatchi & Saatchi, Publicis acquired approximately €  503 million in net operating loss carry forwards related to former Saatchi & Saatchi operations. In the French GAAP financial statements, deferred taxes with respect to all net operating loss carry forwards have not been recognized due to the uncertainty of their recoverability. For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.
      In the period from 2002 to 2005, under IFRS, Publicis realized tax benefits by using Saatchi & Saatchi loss carry forwards to offset taxable income and recorded a tax benefit in the income statement (€ 22 million and €  17 million for each of the years ended December 31, 2005 and 2004, respectively). Under U.S. GAAP, any tax benefit realized by using these loss carry forwards reduces the recorded goodwill with no effect on income tax expense in the income statement.
      As of December 31, 2005 and 2004, the cumulative reduction of goodwill related to the use of these net operating loss carry-forwards amounted to € 55 million and €  33 million, respectively

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.2	Business Combinations: Bcom3 (As Restated)
      The aggregate adjustment included as “Business combinations: Bcom3” in the reconciliations of consolidated net income and shareholders’ equity consists of:

	Net Income
	(For the		Shareholders’
	Year Ended		Equity (As of
	December 31)		December 31)

	2005	2004	2005	2004

	(In millions of euros)
U.S. GAAP adjustments:
Determination of purchase price	—	24	1,334	1,334
Deferred tax liabilities	—	—	131	131
Goodwill impairment and amortization	—	—	(934)	(934)
Currency translation adjustments	—	—	(142)	(206)

Total adjustment, before income taxes	—	24	389	325

7.2.1	Determination of Purchase Price
      Under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the acquisition as of the date of its consummation, September 24, 2002. Under U.S. GAAP, the value of the securities issued to effect the Bcom3 acquisition is based on the average of Publicis’ ordinary share price for two days before and after the day the terms of the acquisition were agreed to be announced (March 7, 2002). A summary of the components of the purchase price, excluding transaction-related expenses, as determined in accordance with French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1) and U.S. GAAP, is set out in the table below:

	French
	GAAP		Difference in
	(Retained in		Purchase
	IFRS under		Price/
	IFRS 1)	U.S. GAAP	Goodwill

	(In millions of euros)
Value of securities issued as consideration for Bcom3:
Publicis ordinary shares	990	2,048	1,058
ORANEs:	495	1,024	529
OBSAs (hybrid instrument):
Amount before tax effect	642	858	216
Tax effect	73	133	60
Total OBSAs	715	991	276
Aggregate value of securities issued as consideration for Bcom3	2,200	4,063	1,863

      As a result of the above differences, the gross goodwill recorded in connection with the original purchase price allocation under U.S. GAAP was approximately € 1,863 million higher than the gross goodwill recorded under French GAAP. Excluding the impact on shareholders’ equity of the difference related to the classification of the ORANEs between IFRS and U.S. GAAP, which is described and included elsewhere in the reconciliation (See note 2), the impact of the above measurement differences on the consolidated balance sheet at the date of acquisition was to increase gross goodwill by approximately € 1,863 million, increase shareholders’ equity by approximately € 1,334 million (€  1,058 million related to Publicis ordinary shares and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
€ 276 million related to the OBSAs), increase long-term debt by approximately €  529 million related to the ORANEs.
      In September 2004, the Group redeemed the debt component of the OBSA. The difference of €  24 million of the debt value between IFRS and U.S. GAAP was recognized as an adjustment to the income statement in computing net income in accordance with U.S. GAAP.
      An additional reclassification from shareholders’ equity to long-term debt (€ 402 million and €  455 million as of December 31, 2005 and 2004, respectively) related to the ORANEs, which is attributable to a difference in the accounting for these instruments between U.S. GAAP and IFRS rather than the measurement date difference described above, is described in note 2.

7.2.2	Deferred Tax Liabilities (As Restated)
      In connection with the adoption of IFRS, Publicis recorded deferred tax liabilities related to trade names acquired in conjunction with the acquisition of Bcom3, which were not required to be recorded under French GAAP, with a counterpart as a reduction of equity under IFRS.
      Under U.S. GAAP, and as described in the introductory note on the Restatement, the Group computed the effect on goodwill and cumulative translation adjustments as if the deferred tax liability had been properly accounted for in the purchase accounting entries upon the acquisition of Bcom3. Under U.S. GAAP, the deferred tax liability balance is recorded as an offset to the Bcom3 goodwill balance, and the reduction of equity recorded under IFRS for €  131 million is reversed under U.S. GAAP.
7.2.3.     Goodwill Impairment and Amortization (As Restated)
      Upon the adoption of IFRS as of January 1, 2004, the gross value of goodwill at the transition date is deemed to be equal to the net value of such goodwill under French GAAP. Under French GAAP, goodwill was amortized on a straight-line basis over a period varying from 10 to 40 years. Subsequent to the adoption, the goodwill, under IFRS 3, is not amortized but is rather subject to impairment tests performed annually. Impairment tests are performed for the cash generating unit(s) to which the goodwill was allocated by comparing the recoverable value and the carrying amount of the cash generating unit(s). The Group considers that agencies or combinations of agencies are cash generating units.
      Under U.S. GAAP and in accordance with SFAS 142 as of January 1, 2002 goodwill is not amortized but is subject to an annual impairment test. The recoverability of goodwill is evaluated at a reporting unit level. For its U.S. GAAP goodwill impairment tests, eight reporting units have been identified (seven of them are based on brands and the eighth reporting unit is for “other activities”). As of December 31, 2003, the incremental goodwill recognized under U.S. GAAP in connection with the Bcom3 acquisition (principally as a result of the differences described in Note 7.2.1) has been impaired for a total amount of €  934 million. There were no impairments for either of the years ended December 31, 2005 or 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.3	Business Combinations: Other
      The aggregate adjustment included as “Business combinations: Other” in the reconciliations of consolidated net income and shareholders’ equity consists of:

	Net Income		Shareholders’
	(For the		Equity
	Year Ended		(As of
	December 31)		December 31)

	2005	2004	2005	2004

	(In millions of euros)
U.S. GAAP adjustments:
ZenithOptimedia Group	—	—	(77)	(77)
FCA Group	—	—	44	44
Compensation arrangements	—	—	(15)	(15)
Restructuring costs	—	—	(106)	(106)

Total adjustment, before income taxes	—	—	(154)	(154)

7.3.1     ZenithOptimedia Group
      In connection with the acquisition of Saatchi & Saatchi, Publicis Groupe acquired 50% of ZenithOptimedia in 2000. Because the acquisition was made in connection with the acquisition of Saatchi & Saatchi, the ZenithOptimedia acquisition was also accounted for in a manner similar to a pooling of interests (see note 7.1 above) under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1). The subsequent acquisition of an additional 25% in ZenithOptimedia in 2001 and the formation of the ZenithOptimedia Group resulted, in French GAAP, in the revaluation of the 50% of the net assets acquired in conjunction with Saatchi & Saatchi acquisition in 2000 based on fair value in 2001.
      Under U.S. GAAP, the Saatchi & Saatchi acquisition was accounted for using the purchase method. As such, the revaluation of intangible assets of €  77 million recorded in 2001 in conjunction with the formation of the ZenithOptimedia Group has been reversed under U.S. GAAP.
7.3.2     FCA Group
      In 1993, under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), the goodwill arising from the acquisition of the FCA Group paid for by issuing new ordinary shares was written off directly to shareholders’ equity.
      Under U.S. GAAP, such goodwill has been capitalized and amortized over 40 years through December 31, 2001. Beginning January 1, 2002, upon the adoption of FAS 142, goodwill is no longer amortized, but rather reviewed annually for impairment.
      As of December 31, 2005 and 2004, the remaining unamortized portion of goodwill under U.S. GAAP amounted to €  44 million.
7.3.3     Compensation Arrangements
      Under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), certain compensation arrangements with employees of companies acquired before January 1, 2004 have been accounted for as an element of purchase price in purchase accounting (increase to goodwill).
      Under U.S. GAAP, to the extent that the compensation is related to continuing employment with the Group, it is recorded as compensation expense in the periods in which it is earned.
      For each of the years ended December 31, 2005 and 2004, no compensation expense was required to be recorded under U.S. GAAP pursuant to these arrangements. As of December 31, 2004 and 2005, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
cumulative amount of compensation expense recorded under U.S. GAAP pursuant to such arrangements amounted to €  15 million.
7.3.4     Restructuring Costs
      Under French GAAP, restructuring costs and costs related to vacant properties of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed. Additionally, in accordance with U.S. GAAP, restructuring plans related to acquired businesses must be finalized and quantified within one year of acquisition, and under French GAAP, the plans must be finalized within the fiscal year end following an acquisition.
      As such, under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), approximately €  106 million was capitalized as part of the purchase price of several acquisitions made in 2001, 2002 and 2003 that was disallowed under U.S. GAAP.

8.	Goodwill Impairment and Amortization
      Upon the adoption of IFRS as of January 1, 2004, the gross value of goodwill at the transition date is deemed to be equal to the net value of such goodwill under French GAAP. Under French GAAP, goodwill was amortized on a straight-line basis over a period varying from 10 to 40 years. Subsequent to the adoption, the goodwill, under IFRS 3, is not amortized but is rather subject to impairment tests performed annually. Impairment tests are performed for the cash generating unit(s) to which the goodwill was allocated by comparing the recoverable value and the carrying amount of the cash generating unit(s). The Group considers that agencies or combinations of agencies are cash generating units.
      Under U.S. GAAP and in accordance with SFAS 142 as of January 1, 2002 goodwill is not amortized but is subject to an annual impairment test. The recoverability of goodwill is evaluated at a reporting unit level. For its U.S. GAAP goodwill impairment tests, eight reporting units have been identified — seven of them are based on brands and the eighth segment is for “other activities.” As such, the € 188 million of amortization expense recorded, under French GAAP, from January 1, 2002 up to January 1, 2004 and the €  88 million of impairment charge recorded, under French GAAP, in 2004, have been reversed.

9.	Basic Earnings per Share and Diluted Earnings per Share
      Under IFRS, ordinary shares that will be issued upon the conversion of a mandatorily convertible instrument are included in the calculation of basic earnings per share from the date the contract is entered into.
      Under U.S. GAAP, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period, which exclude any shares that would be issued upon the conversion of any mandatorily convertible instruments. The effect of the ORANEs is considered on an “as if converted” basis in the calculation of diluted earnings-per-share under U.S. GAAP.
      Accordingly, under IFRS, shares to be issued upon redemption of the ORANEs (27,597,612 shares) were taken into account in the computation of basic earnings per share.

10.	Written Put Options Related to Minority Interests
      Publicis has conditional obligations to shareholders of certain fully consolidated subsidiaries to purchase their minority shareholdings at prices determined using multiples of earnings that approximate fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under IFRS, the following accounting treatment has been adopted:

•	On issuance, these conditional obligations are recognized as financial debt at the present value of the future purchase commitment, with the counterpart recorded as a reduction of minority interests (to the extent of the historical cost of the minority interest) and the excess, if any, is recorded as goodwill.

•	Subsequent changes in the present value of the conditional obligations are recognized by adjusting the amount of goodwill.

•	On expiration of the conditional obligation, if the purchase does not take place, the entries previously recognized are reversed. If the purchase is completed, the amount recognized in financial debt is debited against the cash outflows related to the purchase of the minority shareholdings.
      Under U.S. GAAP, these conditional obligations to purchase minority interests are generally accounted for at the fair value of the option itself. Because the exercise price of the put option is based on the fair value of the underlying shares at the date of eventual exercise, the fair value of the put options has been estimated to be zero and, accordingly, these conditional obligations have been treated as off-balance sheet items for U.S. GAAP. The conditional obligation recorded in financial debt under IFRS for €  154 million is reversed under U.S. GAAP.

11.	Classification of Pension Costs (Interest Cost and Return on Plan Assets)
      Under IFRS, the interest and expected return on plan asset components of net periodic pension cost are recorded as an element of financial expense. Under U.S. GAAP, the interest and expected return on plan asset components of net periodic pension cost are recorded, along with the other components of net periodic pension cost, within operating expenses.

12.	Deferred Income Taxes
      In accordance with IAS 1 (revised), deferred income taxes have been classified as non-current in the balance sheet. Under U.S. GAAP, deferred taxes are classified as current or non-current items depending on the classification of the item giving rise to the temporary difference.

13.	Cumulative Translation Adjustments
      As allowed by IFRS 1, Publicis opted to not identify and reconstitute, as a separate component of shareholders’ equity, cumulative translation adjustments at the date of transition to IFRS. Cumulative translation adjustments resulting from the translation of the accounts of foreign companies were, thus, cancelled at the date of transition to IFRS and any gains and losses on future disposals of these foreign entities will only take account of translation adjustments generated after the IFRS transition date. The cumulative translation adjustments balance that was cancelled under IFRS at the date of transition amounts to €  154 million.
      Under U.S. GAAP, the accounting treatment retained upon adoption of IFRS had no impact on the historical cumulative translation adjustment.

14.	Other
      The aggregate adjustment included as “Other” in the reconciliation of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2005 and December 31, 2004 consist mainly of accounting difference between IFRS and U.S. GAAP relating to assets retirement obligation, and non-significant tangible assets revaluation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Deferred Income Tax on Above Adjustments
      This adjustment reflects the tax effects of the adjustments reflected in the reconciliations of shareholders’ equity and net income.
      In 2005, the Group was in a net deferred tax liability position under U.S. GAAP. The reversal of these deferred tax liabilities would have allowed the Group to realize the benefit of certain deferred tax assets under U.S. GAAP. Therefore, this adjustment also included the recognition of certain deferred tax assets under U.S. GAAP for an amount of €  21 million.
      The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	Period Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Revenues	4,127	3,825
Salaries and related expenses	(2,468)	(2,199)
Office and general expenses	(908)	(924)
Depreciation and amortization(1)	(193)	(300)
Other operating income (loss)	86	—
Operating income (loss)	644	402
Net financial income (loss)	(61)	(41)
Other income (expense), net	—	17

Income (loss) before income taxes	583	378
Income taxes	(171)	(12)

Income (loss) after income taxes	412	366
Equity in net income of non-consolidated companies	11	6
Minority interest	(28)	(26)

Net income (loss)	395	346

	December 31,

	2005	2004

		(Restated)
	(In millions of
	euros)
Comprehensive Income under U.S. GAAP
Net income (loss) as determined under U.S. GAAP	395	346
Other comprehensive income (loss), net of taxes
Unrealized gain/(loss) on available-for-sale securities	(16)	1
Financial instruments	9	—
Foreign currency translation adjustment	259	(177)
Minimum pension liability adjustment	(14)	(7)

Comprehensive income (loss)	633	163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following the U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2005 and December 31, 2004 are summarized as follows:

	December 31,	December 31,
	2005	2004

		(Restated)
	(In millions of euros)
Assets
Cash and cash equivalents	1,980	1,128
Accounts receivable	4,014	3,282
Other current assets	1,207	1,033
Current assets	7,201	5,443

Goodwill	4,624	4,324
Intangible assets	1,466	1,412
Property and Equipment, net	507	511
Other non current assets	317	498
Total non current assets	6,914	6,745

Total assets	14,115	12,188

Liabilities and shareholders’ equity
Current portion of long-term debt, capital lease obligations and short-term borrowings	292	277
Accounts payable	4,605	3,694
Accrued expenses and other liabilities	2,102	1,943

Current liabilities	6,999	5,914

Long-term debt and capital lease obligations, less current portion	2,861	2,634
Other non-current liabilities	1,116	1,192
Minority interest	65	46

Non current liabilities	4,042	3,872

Capital stock	79	78
Additional paid-in-capital	4,827	4,752
Retained earnings (deficit)	(745)	(1,094)
Treasury stock	(323)	(332)
Accumulated Comprehensive Income	(764)	(1,002)

Shareholders’ equity	3,074	2,402

Total liabilities and shareholders’ equity as adjusted for U.S. GAAP	14,115	12,188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of accumulated other comprehensive income for U.S. GAAP purposes as of December 31, 2005 and 2004 are as follows:

	December 31,

	2005	2004

		(Restated)
	(In millions of
	euros)
Accumulated other comprehensive income (loss):
Unrealized gains on securities	21	36
Financial instruments	9	—
Foreign currency translation adjustment	(750)	(1,008)
Minimum pension liability adjustment	(44)	(30)

Accumulated other comprehensive income (loss)	(764)	(1,002)

Supplemental U.S. GAAP Disclosures

•	Intangible Assets
      The gross carrying amounts and accumulated amortization of intangible assets, by major class, are as follows:

			Net
	Gross Carrying	Accumulated	Carrying
	Amount	Depreciation*	Amount

	(In millions of euros)
At December 31, 2005
Trade names and client relationships	2,169	738	1,431
Software and other	121	86	35

Total	2,290	824	1,466

At December 31, 2004 (Restated)
Trade names and client relationships	2,015	637	1,378
Software and other	103	69	34

Total	2,118	706	1,412

*	Includes impairment of €357 million, and € 346 million in 2005 and 2004 respectively.
      Consolidated amortization expense related to intangible assets, subject to amortization, for 2005 and 2004 was €63 million and € 68 million respectively.
      Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2005, for each of the next five fiscal years is as follows:

Year Ending December 31,	(In millions of euros)

2006	63
2007	62
2008	44
2009	44
2010	44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Pensions and Postretirement Benefits
      The pension and postretirement benefits disclosures required under IFRS are included in Note 21 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:
      The expected cash outflows on pensions and other post-retirement benefits over the next ten years are shown in the table below:

	Pensions and
	Similar Benefits

	U.S.	Non-U.S.

	(In millions of
	euros)
Estimated employer’s contribution in 2006	13	8
Estimated benefit payments:
2006	18	10
2007	18	9
2008	19	10
2009	19	11
2010	21	11
2011 and thereafter	110	61

•	Long-Term Debt
      Future minimum payments as of December 31, 2005, on long-term debt, including capital leases, are as follows:

Year	(In millions of €)

2006	292
2007	148
2008	669
2009	60
2010	63
Thereafter	1,921

Subtotal	3,153

Less: Current maturities	(292)

2,861

•	Employees Stock Option Plans
      The employees stock-option plans disclosures required under IFRS are included in Note 28 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:
      In accordance with SFAS 123, Publicis elected to continue to account for stock-based compensation using the “intrinsic value” method under the guidelines of APB 25, as opposed to the “fair value” method in SFAS 123. For the Publicis plans, under APB 25, compensation expense amounting to € 32 million and zero, respectively, which relates principally to stock option plans with performance requirements that are considered variable plans under U.S. GAAP, was recognized for each of the years ended December 31, 2005 and 2004, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” requires companies that continue to account for stock-based compensation in accordance with APB 25 to disclose certain information using tabular presentation as presented below. If the Group had elected to recognize compensation expense based upon the fair value method of SFAS 123, pro forma net earnings and earnings per common share would be as follows (for purposes of pro-forma disclosures, the estimated fair value of the options granted is amortized to expense over the vesting period of the options):

	2005	2004

Net earnings — U.S. GAAP
Net income (loss) as reported	395	346
Add: Stock-based employee compensation expense, net of tax, included in reported net income (loss)	25	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(17)	(15)

Pro forma net income (loss)	403	331
Basic earnings per common share
As reported	€2.16	€1.90
Pro forma	€2.20	€1.81
Diluted earnings per common share
As reported	€1.63	€1.51
Pro forma	€1.66	€1.45

      The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing mode, with the following assumptions for 2005 and 2004: dividend yields of 1.22% in 2005, and 1.12% in 2004; expected volatility of 21.0% for 2005, 24.0% for 2004; risk-free interest rate ranging between 2.17% and 2.39%, depending on the maturity date, in 2005, and between 2.63% and 3.47%, in 2004; and expected term of 1.9 for the first half of the long term incentive plan and 2.9 for the second half in 2005, and 2.6 for the first half of the long term incentive plan and 3.6 years for the second half in 2004. The weighted average estimated fair values of employee stock options granted during fiscal 2005 and 2004 were €2.42 and € 3.59, respectively.

•	Income Taxes
      The income tax disclosures required under IFRS are included in Note 8 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

	December 31,

	2005	2004

	(In millions of
	euros)
Net income before taxes and minority interests:
France	40	(88)
Foreign	531	306

Total	571	218

Income tax expense:
France	15	(199)
Foreign	(172)	113

Total	(157)	(86)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Expiration Dates of Net Operating Loss Carry Forwards
      In connection with the business combination with Saatchi & Saatchi, Publicis acquired €503 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. At December 31, 2005, the remaining net loss carryforwards related to these operations amounted to € 200 million, which will expire between 2006 and 2010. The Company has not recognized these operating loss carryforwards in the financial statements prepared under IFRS due the uncertainty of their realizibility. For U.S. GAAP purposes, the deferred tax assets acquired in connection with this business combination has been reserved.
      Additionally, under IFRS, at December 31, 2005, the Group had approximately €290 million of operating loss carryforwards, of which €16 million will expire between 2006 and 2010 and €17 million will expire between 2011 and 2020. The remaining € 257 million have no expiration. The Group has not recognized these operating loss carry forwards in the financial statements prepared under IFRS due to the uncertainty of their realizibility.

•	Earnings Per Share
      The following table sets forth the computation of basic and diluted earnings per common share under U.S. GAAP:

	2005	2004

	(In millions
	except per share
	data)
Numerator:
Earnings from continuing operations (U.S. GAAP)	€395	€346

Earnings available to shareholders — for basic earnings per share	€395	€346

Earnings from continuing operations (U.S. GAAP)	€395	€346
After-tax saving of OCEANEs and ORANEs interest if converted	€11	€34

Earnings available to shareholders — for diluted earnings per share	€406	€380

Denominator:
Denominator for basic earnings per share — weighted-average shares	183	182

Potential dilutive common shares — employee stock options	9	1
Potential dilutive common shares — OCEANEs	30	40
Potential dilutive common shares — ORANEs	28	28

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	249	251

Basic earnings available to shareholders per common share	€2.16	€1.90

Earnings available to shareholders per common share — assuming dilution	€1.63	€1.51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Leases
      The leases disclosures required under IFRS are included in Note 24 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:
      The future minimum lease payments for capital and operating leases in effect at December 31, 2005 are shown in the table below:

			Operating Sublease	Operating Leases,
Years Ending December 31,	Capital Leases	Operating Leases	Income	Net

	(In millions of euros)
2006	10	290	(10)	280
2007	10	199	(10)	189
2008	10	184	(9)	175
2009	10	160	(8)	152
20010	11	133	(7)	126
Thereafter	294	343	(14)	329

Total minimum lease payments	345	1,309	(58)	1,251
Less: amount representing interest	(233)

Total obligation under capital leases	112
Less: current portion	(10)

Long-term portion	102

•	Segment Information
      As of December 31, 2005, we are organized into eight operating segments, seven of them based on brands, and the eight segment for “other activities”, which operate within the advertising and communications, media buying and planning services. Consistent with the fundamentals of our business strategy, our brands serve a similar class of clients, and deliver services in a similar manner. In addition, our brands have similar economic characteristics as the main economic components of each segments are salaries and service costs associated with agencies’ office space and occupancy. Therefore, given these similarities, we believe that each of our brands meets the criteria for aggregation in accordance with the provisions of SFAS 131, most specifically paragraph 17, and we aggregate our brands into one reporting segment.

•	Subsequent Events
      In March 2006, the Group acquired a 60% majority interest in Solutions Integrated Marketing Services, the leading marketing services agency in India. The Group also announced an agreement to acquire 80% of Betterway Marketing Solutions, one of the largest marketing services agencies in China. This transaction is subject to Chinese regulatory approval.

•	New Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that Publicis recognizes the cost of share-based payments granted to employees measured at the grant-date fair value of the award. Publicis is required to adopt FAS 123R effective January 1, 2006 to all share-based grants made or modified after June 15, 2005 and for the unvested portion of outstanding share-based grants made prior to June 15, 2005. As permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation —

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Transition and Disclosure, we have elected, effective 1 January 2005, to measure our share based payments using a fair value method under SFAS 123 using the transition provisions of SFAS 148. Accordingly, we do not expect the adoption of SFAS 123(R) to have a material impact on our financial statements.
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
      In March 2005 the FASB published Interpretation 47 “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143”, which clarifies the term conditional asset retirement obligation used in FAS 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on Publicis’ consolidated financial statements.
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
      In January 2006, the Emerging Issues Task Force (EITF) issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”. This pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. We are required to adopt this pronouncement effective 1 January 2006 and do not expect the adoption the EITF 05-6 to have a material impact on our financial statements.

Item 19.     Exhibits
      The following exhibits are included herein:

Exhibit
Number	Description

1	Statuts (by-laws) of Publicis Groupe S.A. (unofficial English translation) (incorporated by reference from Exhibit 1 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2001).

2	We agree to furnish a copy of an English translation of any instrument defining the rights of holders of our long term indebtedness to the SEC upon its request.

4.1	Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

4.2	Shareholders’ Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

4.3	First Amendment to Shareholders’ Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

4.4	Shareholders’ Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

4.5	First Amendment to Shareholders’ Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

4.6	CEO Employment Agreement, dated as of January 1, 2001, among Roger A. Haupt, Bcom3 Group, Inc., Leo Burnett Worldwide, Inc., and Leo Burnett USA, Inc. (“Haupt Employment Agreement”) (incorporated by reference from Exhibit 10.5 to the report on Form 10 of Bcom3 Group, Inc. filed on April 30, 2001).

4.7	Amendment to Haupt Employment Agreement dated as of March 26, 2003 (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).

4.8	Agreement, dated as of November 3, 2005, by and between Saatchi & Saatchi North America, Inc. and Kevin Roberts (incorporated by reference from Exhibit 4.8 to the Annual Report of Publicis Groupe S.A. on Form 20-F/A for the fiscal year ended December 31, 2004).

4.9	Agreement, dated as of November 3, 2005, by and among Saatchi & Saatchi North America, Inc., Saatchi & Saatchi Limited and Red Rose Limited (incorporated by reference from Exhibit 4.9 to the Annual Report of Publicis Groupe S.A. on Form 20-F/A for the fiscal year ended December 31, 2004).

4.10	Annuity Agreement, dated as of November 3, 2005, by and among Saatchi & Saatchi North America, Inc. and Kevin Roberts (incorporated by reference from Exhibit 4.10 to the Annual Report of Publicis Groupe S.A. on Form 20-F/A for the fiscal year ended December 31, 2004).

4.11	Employment Agreement, dated as of September 8, 2002, by and between Saatchi & Saatchi North America, Inc. and Robert L. Seelert (incorporated by reference from Exhibit 4.5 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2003).

4.12	Employment Agreement, dated as of July 1, 2004, by and among Jack Klues, Publicis Groupe S.A. and Starcom Worldwide division of Leo Burnett USA, Inc. (incorporated by reference from Exhibit 4.11 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).

Exhibit
Number	Description

4.13	Executive Consulting Agreement, dated as of December 21, 2004, by and between Leo Burnett Worldwide, Inc. and Roger Haupt (incorporated by reference from Exhibit 4.12 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).

4.14	Consulting Services Agreement, dated as of November 8, 2004, by and between Publicis Groupe S.A. and Roger A. Haupt (incorporated by reference from Exhibit 4.13 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).

4.15	By-Laws (statuts) of the Societe en Participation by and between Elisabeth Badinter and Dentsu Inc., adopted September 24, 2004 (unofficial English translation) (incorporated by reference from Exhibit 99.9 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).

8	List of Subsidiaries. See note 33 to our financial statements.

11	Code of Ethics (incorporated by reference from Exhibit 11 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).

12.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Jean-Michel Etienne, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, and Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Report of the Supervisory Board Chairman on the Preparation and Organization of the Supervisory Board Work and the International Control Procedures (English translation).

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Publicis Groupe S.A.

By:	/s/ Maurice Lévy

______________________________________ Name: Maurice Lévy
Title: Chief Executive Officer and
Chairman of the Management Board
Dated: April 21, 2006