Form 20-F
period 2006-12-31
PUBLICIS GROUPE SA
filed 2007-04-06
CIK 1050952

As filed with the Securities and Exchange Commission on April 6, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 001-14736

Publicis Groupe S.A.
(Exact name of registrant as specified in its charter)

N/A	133, AVENUE DES CHAMPS-ELYSÉES	THE REPUBLIC
(Translation of Registrant’s	75008 PARIS	OF FRANCE
name into English)	France	(Jurisdiction of incorporation
	(Address of principal executive offices)	or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
American Depositary Shares (as evidenced by American Depositary	The New York Stock Exchange, Inc.
Receipts), each American Depositary Share representing one
Ordinary Share
Ordinary shares, nominal value €0.40 per share*	The New York Stock Exchange, Inc.

*	Listed not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

       Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Equity Warrants and ORANEs

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

                 Ordinary shares, nominal value €0.40 per share                                                                                               198,709,229(1)
                                        (title of class)                                                                                                                      (number of ordinary shares)

____________

(1) Including 15,105,351 ordinary shares held in treasury.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Certain statements included in this Annual Report, as well as oral statements that may be made by Publicis or its officers, members of its Management Board or Supervisory Board or employees acting on behalf of Publicis related to the information contained herein, may constitute or be based upon “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended). All statements, other than statements of historical facts, are forward-looking statements, including without limitation statements relating to our strategy, financial and operating targets, outlook, capital expenditures and future financial position.

     The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “may”, “will”, “should”, “target”, “project”, “believe” and similar expressions, as well as the use of the future or conditional tense, identify certain of these forward-looking statements although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to differ materially from historical results or any future results implied or expected by such forward-looking statements. These statements are presented at the date of the present document and Publicis assumes no responsibility regarding updating them following new events or for any other reason other than to the extent required by applicable regulations.

     Among the factors that may influence Publicis’ actual results and cause them to differ materially from the implied or expected results as described in forward-looking statements are those risks identified in Item 3 “Key Information — Risk Factors” and our other filings and submissions with the U.S. Securities and Exchange Commission (“SEC”), including, without limitation :

  the advertising and communications industry is highly competitive;

  unfavorable economic conditions may adversely affect our operations;

  laws, regulations or voluntary codes applying in the sectors in which we operate may have an impact on our business;

  our contracts with clients may be terminated on short notice;

  a significant portion of our revenues comes from a small number of large clients;

  conflicts of interest between our clients who compete with each other in the same business sector may negatively impact our business divelopment;

  we may be exposed to liabilities from allegations that certain of our clients’ advertising claims may be false or misleading or that our clients’ products may be defective;

  our business is highly dependent on the services of our management and our employees;

  our strategy of development through acquisitions and investments can be risky;

  goodwill on acquisitions and intangible assets, including brands and client relationships, accounted for on the balance sheets of acquired companies may be subject to adjustment;

  we may not achieve announced numerical targets;

  we are exposed to a number of risks from operating in developing countries;

  downgrades of our credit ratings could adversely affect us;

  some provisions of our status (by-laws) may make takeovers more difficult; and

3

          •      we are subject to corporate disclosure standards that are less demanding than those applicable to some U.S. companies.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Readers are encouraged to carefully read all information included in this document, and particularly Item 3 "Key Information – Risk Factors."

     All written and oral forward-looking statements attributable to Publicis, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Publicis disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless it is required by law.

     In this Annual Report on Form 20-F, the term the “Company” refers to Publicis Groupe S.A. and the terms “Publicis”, the “Group”, “Publicis Groupe”, “we”, “us”, and “our” refer to the Company together with its consolidated subsidiaries.

     As used herein, references to “EUR” or “€” are to euros and references to “dollars”, “USD” or “$” are to U.S. dollars. This Annual Report contains translations of certain euro amounts into dollar amounts at the rate of USD 1.32 per EUR 1.00, the noon buying rate in New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006, the last business day prior to the date of Publicis’ most recent balance sheet included in this Annual Report. You should not assume, however, that euros could have been exchanged into dollars at any particular rate or at all. See Item 3. “Key Information — Selected Financial Data” for certain historical information regarding the Noon Buying Rate.

     The Consolidated Financial Statements for the fiscal years ended December 31, 2004, 2005 and 2006 included elsewhere in this Annual Report are referred to herein as the “consolidated financial statements.” References to fiscal years 2004, 2005 and 2006 in this Annual Report mean the fiscal years ending respectively on December 31, 2004, 2005 and 2006, unless the context otherwise requires.

EXPLANATORY NOTE

     Certain of the U.S. GAAP financial statement information as of December 31, 2004, 2003 and 2002 and for the year ended December 31, 2003 contained in Item 3.A “Selected Financial Data” and Item 18 “Financial Statements” was restated in our Annual Report for the year ended December 31, 2005, and the restated figures appear in this Annual Report. We have not amended, and do not intend to amend, our previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2005. For this reason, those prior Annual Reports and the consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon.

PRESENTATION OF INFORMATION

     We prepare our consolidated financial statements in accordance with IFRS as adopted by the European Union. The term “IFRS” as used in this Annual Report refers collectively to International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB. We do not believe the differences between IFRS as adopted by the European Union and IFRS as issued by the International Accounting Standards Board had any impact on Publicis’ consolidated financial statements included in Item 18 of this Annual Report.

     IFRS differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a description of the principal differences between IFRS and U.S. GAAP, and for a reconciliation of our shareholders’ equity and net income to U.S. GAAP, see note 33 to our consolidated financial statements included in Item 18 of this Annual Report.

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

4

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     The tables below set forth selected consolidated financial data for Publicis Groupe. The selected financial data, as of and for the years ended December 31, 2005 and 2006, are derived from the consolidated financial statements of Publicis included in this Annual Report, prepared in accordance with IFRS, including the U.S. GAAP (Generally Accepted Accounting Principles) reconciliation thereof, which have been audited by Ernst & Young Audit and Mazars & Guerard, our independent auditors. The selected financial data as of and for the year ended December 31, 2004, prepared in accordance with IFRS, including the US GAAP reconciliation thereof, have been audited by Ernst & Young Audit, our independent auditors. The selected financial data prepared in accordance with U.S. GAAP as of and for each of the years ended December 31, 2002 and 2003 are derived from the consolidated financial statements of Publicis prepared under French GAAP and reconciled to US GAAP, not included in this Annual Report, which have been audited by Ernst & Young Audit and Mazars & Guerard, our independent auditors.

     The consolidated financial statements of Publicis Groupe as of and for the years ended December 31, 2006, 2005 and 2004 have been prepared in compliance with IFRS as adopted by the European Union as of December 31, 2005 and with IFRS as issued by the International Accounting Standards Board (IASB) as of the same date. The opening balance sheet as of the transition date (January 1, 2004) and the comparative financial statements for the year ended December 31, 2004 have been prepared in accordance with the same principles.

     Publicis Groupe reports its financial results in euros and in conformity with IFRS, with a reconciliation to U.S. GAAP. Publicis Groupe also publishes condensed U.S. GAAP information. IFRS differs in certain significant respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP as they relate to the Publicis Groupe’s consolidated financial statements and a reconciliation to U.S. GAAP and net income and shareholders’ equity see note 33 to the Publicis Groupe audited consolidated financial statements included in this Annual Report.

    The selected historical consolidated financial data should be read in conjunction with Item 3 “Key Information — Risk Factors,” Item 5 “Operating and Financial Review and Prospects” and Publicis’ consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report.

	As of and for the Year Ended December 31,
	2006	2005	2004

	(Millions of euros, except per share data)
IFRS Income statement data:
Revenue	4,386	4,127	3,832
Operating margin before depreciation and
amortization	820	765	699
Operating margin	713	649	580
Operating income	689	652	326
Net income	469	414	304
Net earnings attributable to Publicis Group	443	386	278
Earnings per share: basic(1)	2.11	1.83	1.32
Earnings per share: diluted(2)	1.97	1.76	1.29
Dividends per share(3)	0.50	0.36	0.30
IFRS Balance sheet data (4):
Tangible and intangible assets, net	4,206	4,377	4,132
Total assets	11,627	11,758	9,860
Bank borrowings and overdrafts (Short-term
and long-term)	2,114	2,137	1,765
Shareholders’ equity	2,080	2,056	1,621

(1)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings per share (including the Oranes (bonds redeemable in our shares)), equal to 210.5 million shares in 2004, 210.4 million shares in 2005, and 209.6 million shares in 2006.

(2)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings per share, equal to 234.0 million shares in 2004, 233.8 million shares in 2005, and 240.1 million shares in 2006.

(3)	Dividends per ADS in U.S. Dollars were $0.35 in 2004, $0.42 in 2005, and $ 0.66 in 2006. (For your convenience, the dividends per share have been translated from the euro amounts actually paid into the corresponding U.S. dollar amounts at the Noon Buying Rate on December 29, 2006. This Noon Buying Rate may differ from the rate that may be used by the Depositary to convert euros to U.S. dollars for purposes of making payments to holders of ADSs.)

(4)	The figures as of December 31, 2004 and 2005 were restated in connection with changes in accounting methods used for commitments, which are described in note 1.6 of the notes to consolidated financial statements.

		As of and for the Year Ended December 31,

	2006	2005	2004	2003	2002(3)

		(Millions of euros, except per share data)
U.S. GAAP Income statement
data:
Revenues	4,386	4,127	3,825	3,863	2,969
Operating profit (loss)	685	644	402	(585)	353
Net income (loss)	441	395	346	(777)	(13)
Earnings (loss) per share:
basic(1)	2.40	2.16	1.90	(4.25)	(0.09)
Earnings (loss) per share:
diluted(2)	1.89	1.63	1.51	(4.25)	(0.09)
U.S. GAAP Balance Sheet
data:
Tangible and intangible assets,
net	6,433	6,748	6,408	7,036	8,307
Total assets	13,945	14,115	12,188	13,271	14,421
Bank borrowings and
overdrafts (short-term and
long-term)	3,087	3,153	2,911	3,975	3,540
Shareholders’ equity	3,075	3,074	2,402	2,302	3,755

(1)	Based on the weighted average number of shares outstanding in each period used to compute basic earnings (loss) per share (excluding Oranes (bonds redeemable in our shares)), equal to 146.0 million shares in 2002, 182.8 million shares in 2003, 182.4 million in 2004, 182.8 million in 2005 and 183.6 million in 2006.

(2)	Based on the weighted average number of shares outstanding in each period used to compute diluted earnings (loss) per share (excluding Oranes (bonds redeemable in our shares)), equal to 171.0 million shares in 2002, 239.5 million shares in 2003, 251.6 million in 2004, 249.3 million in 2005 and 240.3 million in 2006.

(3)	2002 amounts include the operations of Bcom3 Group, Inc. for the period between the acquisition date in September 2002 through December 31, 2002.

EXCHANGE RATE INFORMATION

     Share capital in our company is represented by ordinary shares with a nominal value of €0.40 per share (hereinafter generally referred to as “our shares”). Our shares are denominated in euros. Because we generally intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euros to dollars. For information regarding the effect of currency fluctuations on our results of operations, see “Operating and Financial Review and Prospects”. See also “Risk Factors — Currency exchange rate fluctuations and interest rate and market risk may negatively affect our financial results” and “Risk Factors — The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars”.

     The following table sets forth, for the periods indicated, information with respect to the high, low, average and period end Noon Buying Rates, expressed in U.S. Dollars per euro.

		Average
	Period End(1)	Rate (2)	High	Low

2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.26	1.33	1.19
October 2006	1.28	1.26	1.28	1.25
November 2006	1.33	1.29	1.33	1.27
December 2006	1.32	1.32	1.33	1.31
2007 (through April 4)(3)	1.34	1.31	1.34	1.29
January 2007	1.30	1.30	1.33	1.29
February 2007	1.32	1.32	1.32	1.29
March 2007	1.33	1.31	1.34	1.31
April 2007 (through April 4, 2007)	1.34	1.34	1.34	1.34

(1)	The period end Noon Buying Rate is the Noon Buying Rate on the last business day of the relevant period.

(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(3)	The Noon Buying Rate for April 4, 2007 was 1.34.

RISK FACTORS

     You should carefully consider the risk factors described below, together with the other information concerning Publicis Groupe and its consolidated financial statements included in this Annual Report, before investing in the shares or other securities of Publicis Groupe. Each of the risk factors described below may have a negative impact on the Group’s earnings, financial condition and share price. Other risks and uncertainties of which Publicis is not aware or which are not currently deemed to be significant, could also have a negative impact on Publicis.

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

     The communications sector in which we operate is subject to legislation, regulation and voluntary codes of conduct. Governments, regulatory authorities and consumer groups regularly propose prohibitions or restrictions on the advertising of certain products and services or the regulation of certain business that we conducted, such as the Loi Sapin in France, which prohibits agencies from buying advertising space for resale to their clients, and, in most countries, regulations which tend to restrict the advertising of alcohol and tobacco. The adoption or changes in such regulations could have a negative impact on our business and earnings.

Our contracts with clients may be terminated on short notice.

     Clients may terminate their client-agency contract either on relatively short notice, generally between three and six months, or on the anniversary date of the contract’s signing. Some clients also put their advertising and communications contracts up for competitive bidding at regular intervals. In addition, there is a general tendency for advertisers to reduce the number of agencies with which they work in order to concentrate spending on a limited number of leading agencies, which increases competition and the risk of losing a client. Finally, the ongoing consolidation of clients around the world increases the risk of losing a client following a merger.

A significant portion of our revenues comes from large clients.

     Our top five and ten clients represented approximately 25% and 35%, respectively, of our consolidated revenue in 2006. One or several of these large clients may decide to switch advertising and communications agencies or to reduce or even stop spending on advertising at any time for any reason. A substantial decline in the advertising and communications spending of our major clients or the loss of any of these accounts could have a negative impact on our business and earnings.

Conflicts of interest between our clients who compete with each other in the same business sector may negatively impact our business development.

     The Group has several different agency networks, which tends to limit potential conflicts of interest. However, unless the client’s consent is obtained, an agency may not offer its services to a competitor of that client or an advertiser perceived as such. This could negatively impact our growth and have a negative impact on our business and earnings.

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

  our clients’ products are defective or injurious and may be harmful to the others; or

  marketing, communications or advertising materials created for our clients infringe on the proprietary rights of third parties since client-agency contracts generally provide that the agency agrees to indemnify the client against claims for infringement of intellectual or industrial property rights.

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

     The advertising and communications industry is known for a high mobility among its professionals. If we lose the services of certain management members and other employees, our business and results could be harmed. Our success is highly dependent upon both the skills of our creators, sales representatives and media personnel, as well as on their relationships with our clients. If we were unable to continue to attract and retain additional key personnel, or if we were unable to retain and motivate our existing key personnel, our prospects, business, results of operations and financial condition could be adversely affected.

Our strategy of development through acquisitions and investments can be risky.

     Our business strategy includes, among other things, enhancing the range of our existing advertising and communications services. We have made a number of acquisitions and other investments in furtherance of this strategy and may make additional acquisitions and investments in the future. The identification of acquisition candidates is difficult and we may not correctly assess the risks related to such acquisitions and investments. In addition, acquisitions could be effected on terms less satisfactory to us than expected and the newly acquired companies may not be successfully integrated into our existing operations or in a way that produces the synergies or other benefits we hope to achieve. This could adversely affect our earnings.

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

     We have publicly announced a number of financial and operating targets related to growth and operating margin rate, among other things. Our targets are used for internal purposes to assess performance, but should not be considered as projections or guidance as to what we expect actual results to be. Our ability to achieve these targets is subject to a number of risks and other factors, including, among other things, the risks described in this Item 3 "Key Information — Risk Factors,” and in Item 5 "Operating and Financial Review and Prospects – Overview and Outlook.”

We are exposed to a number of risks from operating in developing countries.

     We conduct business in a number of developing countries around the world. The risks associated with conducting business in developing countries can include slower payment of invoices, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions. We may not be able to insure or hedge against these risks. In addition, commercial laws and regulations, which may apply in many of these countries, can be vague, arbitrary, contradictory, inconsistently administered and retroactively applied. It is, therefore, difficult to determine with certainty at all times the exact requirements of these laws and regulations. Non-compliance, true or alleged, with applicable laws in developing countries could have a negative impact on our prospects, business, results of operations and financial condition.

Downgrades of our credit ratings could adversely affect us.

     Since 2005, we have had credit ratings, which are currently BBB+ from Standard & Poor’s, and Baa2 from Moody’s Investors Service. Any ratings downgrade may adversely affect our ability to access capital on the same terms as we have currently and would likely result in higher interest rates on any future indebtedness.

Some provisions of our statuts (by-laws) may make takeovers more difficult.

     Our statuts (by-laws) provide double voting rights for shares owned by any shareholder in registered form for at least two years. Our shareholders have also authorized our Management Board to increase our capital in response to a third-party tender offer for our shares. These circumstances could have the effect of discouraging or preventing a change in control of our company without the consent of our current management.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     The legal name of our company is Publicis Groupe S.A. and its commercial name is Publicis. Our company is a société anonyme, with a Management Board and a Supervisory Board, a form of corporation. It was incorporated in France on October 4, 1938 for a term of 99 years, which will expire on October 3, 2037 unless it is extended. Our registered office is located at 133, avenue des Champs-Elysées, 75008 Paris, France, and the phone number of that office is +33 1 44 43 70 00.

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

     The new agency quickly made its mark, winning widespread recognition. At the beginning of the 1930s Marcel Bleustein-Blanchet was the first to recognize the power of radio broadcasting, a new form of media at the time, to establish brands and became the exclusive representative for sales of advertising time on the French government-owned public broadcasting system. In 1934, following a government ban on advertising on French government-owned public radio stations, he created “Radio Cité,” the country’s first private radio station.

     In 1935, he teamed up with the Chairman of Havas in a company named “Cinéma et Publicité”, the first French company specialized in the sale of advertising time in movie theaters, and three years later launched “Régie Presse”, an independent subsidiary dedicated to the sale of advertising space in newspapers and magazines.

     Following closure during the Second World War, Marcel Bleustein-Blanchet reopened Publicis in 1946, continuing relationships with pre-war clients and going on to win major new accounts with clients such as Colgate Palmolive, Shell or Sopad-Nestlé. Realizing the importance of qualitative research, he made Publicis the first French marketing agency to conclude, in 1948, an agreement with survey specialist IFOP and followed this up with the creation of an in-house market research unit. In 1959, Publicis set up its “Industrial Information” department, a forerunner of modern corporate communications. At the end of 1957, Publicis moved into the former Hotel Astoria at the top end of the Champs Elysées and in 1958 its first Drugstore, set to become a Paris icon, opened on the first floor.

     During the years from 1960 to 1975, Publicis posted rapid growth, benefiting in particular from the beginnings of French TV advertising in 1968, which began with a campaign for Boursin cheese, the first TV-based market launch in France, using the slogan “Du pain, du vin, du Boursin” (bread, wine and Boursin), soon familiar to everyone in France. A few months later, Publicis again demonstrated its capacity for effective innovation, advising Saint Gobain in its successful defense against a hostile takeover bid, the first in France’s history, from BSN. Publicis was admitted to the Paris stock exchange in June 1970, 44 years after its foundation.

     On September 27, 1972, our headquarters building was destroyed by fire and we had to rebuild it. We began pursuing a strategy of expansion in Europe through acquisitions the same year, with the acquisition of the Intermarco network in the Netherlands, followed by that of Farner in Switzerland in 1973 and the creation of the Intermarco-Farner network to back the expansion of major French advertisers in other parts of Europe. In 1977, Maurice Lévy was appointed Chief Executive Officer of Publicis Conseil, our main French business and in 1987, Marcel Bleustein-Blanchet decided to overhaul our governance structures with a Supervisory Board and Management Board replacing the Board of Directors. He became Chairman of the Supervisory Board and Maurice Lévy was named Chairman of the Management Board.

     In 1978, Publicis made a move into the U.K. with the acquisition of McCormick, and by 1984 had 23 operations around the world. In 1988, it formed a worldwide alliance with Foote, Cone & Belding Communications (“FCB”) in the U.S., which merged with Publicis’ European network. A growing international presence benefited from the association with FCB to raise our profile with U.S. advertisers. Growth accelerated in the 1990s, when highlights included the acquisition of FCA! in 1993, France’s number-four communications network, followed by its merger with BMZ to form its second European network under the name FCA! BMZ. In 1995, Publicis’ alliance with FCB was terminated.

     On April 11, 1996, Publicis’ founder died and his daughter, Elisabeth Badinter, replaced him as the head of the Supervisory Board. Maurice Lévy increased the drive to build an international network and offer clients the fullest possible presence in markets around the world. Publicis accelerated its acquisition program with global expansion that included Latin America and Canada, and subsequently the Asia Pacific region, India, the Middle East and Africa.

     The U.S. was a prime focus from 1998 on, reflecting a strategic commitment to building our presence in the world’s largest advertising market. Acquisitions included Hal Riney, then Evans Group, Frankel & Co (relationship marketing), Fallon McElligott (advertising and new media), DeWitt Media (media buying) Winner & Associates (public relations) and Nelson Communications (healthcare communications).

     In 2000, Publicis acquired Saatchi & Saatchi, a business with a worldwide reputation for talent and creativity and a tumultuous history. This was a major milestone in its expansion in both Europe and the U.S. In September 2000, Publicis was listed on the New York Stock Exchange.

     In 2001, Publicis Groupe created ZenithOptimedia, a major international contender in media buying and consultancy, by bringing together its Optimedia subsidiary with Zenith Media, which was previously equally owned by Saatchi & Saatchi and the Cordiant group.

     In March 2002, Publicis announced its acquisition of the U.S. group Bcom3, which controlled Leo Burnett, D’Arcy Masius Benton & Bowles, Manning Selvage & Lee, Starcom Mediavest Group and Medicus, and held a 49% interest in Bartle Bogle Hegarty. In connection with these transactions, Publicis also established a strategic partnership with Dentsu, the leading communications group in the Japanese market and a founding shareholder of Bcom3. With this acquisition, Publicis Groupe took its place in the top tier of the advertising and communications industry, ranking fourth worldwide based on reported revenues with operations in 104 countries over five continents.

     In the years from 2002 to 2006, Publicis successfully completed the integration of the BCom3 and Saatchi & Saatchi acquisitions, reorganized many of its entities, and at the same time made complementary acquisitions to build a coherent offering matching advertisers’ needs and expectations. In particular, Publicis acquired agencies offering a variety of marketing services and operating in emerging markets. In late 2005, the group also obtained its first credit ratings (investment grade) from the two major international rating agencies, Standard & Poor’s and Moody’s.

     In 2006, Publicis launched a friendly tender offer for Digitas, Inc., which was successfully completed in 2007. See “—Principal Investments and Divestitures.”

PRINCIPAL INVESTMENTS AND DIVESTITURES

Principal investments in the past three years

     Historically, our principal investments have involved the acquisition of other advertising and communications firms as a result of our strategy of global expansion. In the years following our acquisition of Bcom3 in 2002, we concentrated on acquiring small and mid-sized agencies specialized in different areas of marketing services or operating in emerging markets. At the end of 2006, we initiated an important investment by launching a friendly cash tender offer for Digitas Inc., one of the most important interactive communication agencies in the United States (described further below).

     In 2004, we chose a strategy of making smaller and selective acquisitions in order to prioritize debt reduction and the improvement of our financial ratios, to focus on the integration of the Bcom3 acquisition under the best possible conditions. Our main acquisitions were Thompson Murray, a U.S. shopper-marketing agency (marketing at the point of sale) that is now a key component of our Saatchi & Saatchi X marketing services network, and the purchase of a majority interest in United Campaigns, Publicis Worldwide’s partner agency in Russia. We also acquired an event communications agency in the U.S. and made earnout payments, and acquired minority interests in various agencies, parts of which had been acquired in the past, such as Triangle Group, Grupo K / Arc, Media Estrategia, and ECA2.

     These acquisitions involved investments of approximately €124 million in total. We also invested an additional €104 million in other property, plant, equipment and intangible assets (net of disposal).

     In 2005, Publicis pursued its strategy of targeted expansion with the acquisition of a 50.1% majority interest in Freud Communications, a leading U.K. public relations agency; the acquisition of eventive, the top event marketing specialist in Germany and Austria; and the acquisition of PharmaConsult, a leader in healthcare communications in Spain. Acquisition outlays totaled €42 million. Publicis also made earnout and buyout payments for minority interests in various subsidiaries in Europe, Asia and North America amounting to a total of €29 million. Publicis also sold several equity interests held by its Médias & Régies Europe entity in 2005, for a total amount of €98 million. These included 50% of the equity of each of JC Decaux Netherlands, VKM, SOPACT and Promométro, and 33% of Métrobus (France). As a result of the foregoing, the net amount of acquisitions and divestitures totaled over €27 million in 2005. Total investments in tangible and intangible assets, net of divestments, were limited to €75 million in 2005.

     In 2006, we pursued several initiatives in the new technology sector, in particular with the launch of Denuo, a strategic initiative aimed at anticipating and using the interactive and mobile digital communication sector, which is currently undergoing rapid transformation. The Denuo model is based on three main elements: strategy consulting, invention of new solutions and investment in partnerships. Denuo acts in partnership with or as a supplement to networks in order to enhance the solutions proposed to clients. It also serves its own clients independently. In another domain of new technology, Publicis Groupe and Simon Property Group, a leader in the North American commercial real estate sector, launched OnSpot Digital Network. It is a digital cable channel in high definition, which proposes programs on “the art of living,” current events, topics specific to shopping centers and advertising for the general public, aimed at the clientele of the Simon Malls in several major American cities. OnSpot Digital Network broadcasts high definition content on approximately 2,000 screens in 50 of the largest Simon Malls in 10 major American cities. Also, in a more traditional area of digital communication, we acquired two distinct divisions which were then integrated into the ZenithOptimedia network: Moxie Interactive, based in Atlanta and specialized in interactive media advising and purchasing, and Pôle Nord, based in France, which is among the very best communications agencies for keyword researches on the internet.

     Over the course of 2006, we also finalized several projects in a number of major emerging markets or in certain fields of marketing services. We acquired a 60% majority interest in Solutions Integrated Marketing Services, the leading marketing services agency in India. We completed the acquisition of 80% of Betterway Marketing Solutions, one of the largest marketing services agencies in China. We acquired Emotion, one of the main event communication groups in Asia (present in eight countries and especially active in China and Japan). We also acquired Duval Guillaume, the leading independent advertising and marketing services agency in Belgium. We also acquired a majority controlling stake in Capital MS&L in the United Kingdom, a financial communications agency as well as a majority interest in Yorum, Bold and Zone, which is among the most creative and dynamic Turkish communication agencies.

     Furthermore, on February 15, 2006, Publicis and Dentsu announced, in the framework of our strategic alliance, a business cooperation agreement covering France and Germany. Under this agreement Paname (France) and BMZ+more (Germany) will play a pivotal role in the relationship with Japanese advertisers in these two markets.

     In healthcare communications, the Group acquired BOZ, consolidating its position in France.

     On December 20, 2006, we launched a friendly cash tender offer to acquire Digitas Inc. for $1.3 billion. The acquisition will make Publicis Groupe one of the world leaders in digital and interactive communications. The acquisition was completed in January 2007, with Publicis acquiring 93.7% of the shares of Digitas and subsequently merging Digitas with a Publicis subsidiary. See “—Principal current investments.”

     The acquisition cost (excluding transferred cash) of the entities acquired in 2006 was €130 million, €49 million of which was paid in that year. €32 million was committed for earn-out payments and minority interest purchases.

     The Group also acquired 3,020,496 of its own shares in 2006 (representing 1.5% of its share capital) for a total amount of €88 million.

Principal current investments

     In December 2006, Publicis Groupe launched a friendly cash tender offer to acquire Digitas Inc., a leader in the marketing services field and the digital and interactive communications sector.

     At the close of the second offer stage on January 29, 2007, the Group acquired, through one of its American subsidiaries, approximately 93.7% of Digitas’ share capital. On January 31, 2007, after a short-form merger, Digitas became a wholly-owned subsidiary of MMS USA Holdings, which is itself wholly-owned by the Group.

     Digitas, Inc., created in 1980 and listed on Nasdaq in March 2000, is headquartered in Boston and has 2,050 employees. The Digitas group is an American leader in marketing services and in digital and interactive communication, supported by its talented teams. The group includes three entities:

  Digitas is a communications agency that specializes in digital communication and direct marketing services (100% digital). It was created in 1980 and received wide recognition. It successfully created a creative offering combining traditional and interactive media, and received numerous awards at the Cannes festival. Digitas is based in Boston, New York, Chicago and Detroit;

  Medical Broadcasting (MBC) is a health communications agency specializing in marketing services in the health sector and benefiting from exceptional scientific and medical expertise, which was created in 1990. It offers its clients that include pharmaceutical and industrial health laboratories a large spectrum of integrated communication programs (100% digital).  MBC also developed several online and web-specific tools. MBC is based in Philadelphia;
  Modem Media (MM) is a pioneering agency in interactive communication, which was founded in 1987. It serves its numerous global clients helping them to optimize results from their marketing tools and to generate client loyalty. MM has been involved in many innovative projects in its sector (100% digital) and believes it was the first to combine offline and online marketing. MM is active in Atlanta, Norwalk, San Francisco and London.

     Clients of Digitas Inc. include American Express, AstraZeneca, AARP, Bristol-Myers Squibb, Cingular, Delta Air Lines, General Motors, Heineken, HP, Home Depot, IBM, InterContinental Hotels Group, Kraft Foods, Lloyds TSB, P&G, Pfizer, Sanofi-Aventis, Time Warner, Whirlpool, Wyeth, and Wells Fargo.

     This acquisition is a perfect illustration of our strategy with respect to the most dynamic of the marketing services and communication markets -- the market for digital, interactive and mobile services. In joining our global capabilities with Digitas, Inc., we will become one of the world leaders in the domain of digital communication and marketing services. With this additional acquisition, we will be able to serve our clients better by guiding them into the digital future.

     In addition, on March 7, 2007, we announced the acquisition of Pharmagistics, a communications agency in the health sector, based in Somerset, New Jersey, and specializing in direct marketing, sales subject to the PDMA (Prescription Drug Marketing Act), and logistical services between pharmaceutical and biotechnology companies and the practitioners. This strategic acquisition marks a new stage for Publicis Healthcare Communications Group (PHCG) and reinforces its position as world network leader in the communication and health sectors. However, the completion of the acquisition is subject to obtaining administrative authorization, which is currently in progress.

     On April 2, 2007, we announced the acquisition, subject to regulatory approval, of 51% of Yong Yang, a network specializing in field force logistics and retail and promotional marketing, based in Chengdu, with 29 offices across China. This transaction expands our marketing services operations in the fast-growing Chinese market.

     These three acquisitions were, or will be, financed with available cash. Except as described above, we have not undertaken any current material investments since December 31, 2006.

Future capital expenditures and divestitures

     The Group intends to focus its future investments on selectively expanding either its service offerings or its geographic scope. The Group also intends to grow in sectors or countries where it already conducts business, taking advantage of any available opportunities for growth.

     The main priorities in expanding business are specialized communications, in particular in direct marketing, public relations, event marketing, Customer Relationship Management, interactive communication and health communication. Such acquisitions on the primary global markets should allow the Group to generalize a holistic offer for its clients. In addition, in terms of geography, the Group will seek selective acquisitions in the rapidly developing regions such as China, India or other Asian countries, Latin America or Russia.

     As of December 31, 2006, the Group also has commitments with respect to earnout payments of €140 million and minority interest acquisitions of €176 million, for a total of €316 million, €116 of which could be payable within less than one year.

BUSINESS OVERVIEW

     Since its acquisition of Bcom3 in 2002, Publicis Groupe has ranked fourth in communications worldwide, behind Omnicom, WPP and Interpublic based on reported revenues. We currently have operations in more than 200 cities in 104 countries on five continents, and we had almost 40,000 employees as of December 31, 2006.

     Publicis is not only the number four group worldwide, but also holds a leading position in each of the world’s 15 largest advertising markets, except Japan, and is one of the top communications groups in Europe, North America, the Middle East, Latin America and Asia. In Japan, Publicis has access to the Japanese market through our strategic partnership with Dentsu, which we established in 2002.

Business lines

     While internal management, reporting and compensation systems are not organized by activity, Publicis Groupe does provide the financial markets with information concerning the relative weight of different lines of business solely for the purpose of allowing sector comparisons. The Group’s principal lines of business consist of traditional advertising, specialized agencies and marketing services (“SAMS”), and media services, which represented 44%, 30% and 26% of 2006 revenues, respectively, and 46%, 28% and 26% of our 2005 revenues, respectively. These percentages will change significantly in 2007 after the integration of Digitas, Inc. According to preliminary indications, the distribution of our revenues after the integration of Digitas will be 42% from traditional advertising, 34% from SAMS and 24% from media, based on our 2006 revenues. Digital and interactive communication sector should represent approximately 15% of our revenues.

These lines of business include the following:

  Traditional advertising services. We provide traditional advertising services primarily through the Publicis, Saatchi & Saatchi and Leo Burnett networks. We also conduct our traditional advertising operations through smaller, local units that respond to specific needs of particular clients, such as Fallon, a Bartle Bogle Hegarty agency based in the U.K., in which we have a 49% interest, as well as Marcel and the Kaplan Thaler Group.

  Specialized Agencies and Marketing Services (SAMS). To complete or replace our traditional advertising services, we provide a variety of specialized communications services such as public relations, corporate and financial communication, healthcare communication (aimed at answering the specific needs of the pharmaceutical industry), direct marketing, sales promotion, CRM (Customer Relationship Management), interactive communications, events communications and design. A number of subsidiaries, including mainly Publicis Dialog, Arc Worldwide, Publicis Healthcare Communications Group (PHCG), Publicis Public Relations and Corporate Communications Group (PRCC), and Publicis Events Worldwide provide SAMS. These specialized communications services are generally provided in conjunction with traditional advertising services. Digitas, Inc., one of the leaders in interactive communication in the United States acquired in early 2007, will be an important SAMS provider.

  Media services. We offer media planning and consulting services, as well as media and advertising space purchasing services, through PGM Publicis Groupe Media, Starcom MediaVest Group, ZenithOptimedia and Denuo. (Denuo was recently formed to advise on new media). In addition, the Group owns, primarily in France, an advertising space sales business called Médias & Régies Europe for advertising in the press, cinema, billboards and on the radio.

Strategy

     With our acquisition of Saatchi & Saatchi in 2000, and our acquisition of Bcom3 and formation of a partnership with Dentsu in 2002, we chose to become a top tier global advertising and communications group, rather than a small and specialized company. Today, considering the size we have reached, our overall priority is to build and maintain a “holistic relationship” with our clients and to increase our geographical presence and the scope of services we provide on a country-by-country basis through both acquisitions and the creation of new teams.

     Following our major external growth transactions from 2000 to 2002, we focused on consolidating the acquired entities and simplifying our financial structure beginning in 2003. This focus led us to successfully integrate acquired companies, to benefit from significant synergies and to strengthen and simplify our balance sheet. Our strategy of increasing liquidity and decreasing leverage allowed us to receive investment grade ratings from Moody’s and Standard & Poor’s in 2005. At the same time, we implemented a number of initiatives with the goal of reducing general and operating expenses, including the Horizon Program, which involves sharing resources between operating units, centralizing back office functions for our smaller operations in emerging market countries and introducing a policy of centralized travel-related purchases.

     Following the implementation of these strategic initiatives, we benefit from a number of important advantages. These include the presence of our teams in 104 countries, a diverse client portfolio that includes industry leaders, and financial stability, which should allow us to implement significant strategic initiatives in a market that is in the process of profound transformation, reflecting:

      the penetration of digital technology into daily life;

  the growth of media offerings;

  the explosion of mobile telephony;

  the growth of internet business; and

  remarkable growth in demand in emerging markets.

     Our goal in this new business environment is to realize a significant share of our revenues from rapidly growing segments by 2010. To achieve our goal, the main components of our strategy are the following:

  Expand our SAMS operations — Specialized Agencies and Marketing Services. We intend to expand our existing SAMS operations on a global scale, in particular by making selective acquisitions and by providing direct marketing, sales promotion, CRM (Customer Relationship Management), corporate, financial, interactive and special events, communications and public relations services. We believe that providing these services will help us to build and maintain a “holistic relationship” with our clients and to take advantage of these trends.

  Develop our offerings of digital, interactive and mobile communication services. We are currently implementing a major strategic movement focused on developing digital services offerings in all of our divisions (advertising networks, media networks and specialized agencies). This policy is reflected in our January 2007 acquisition of Digitas, Inc., which represents an essential step in the development of our digital services offerings, which we intend to expand to other parts of the world. Our goal is to generate 25% of our revenues from digital, interactive and mobile communication by approximately 2010.

  Accelerate our growth in targeted emerging markets. We intend to develop our presence in emerging markets largely through acquisitions. We believe that these markets are experiencing faster growth and have potential that is superior to the world’s average. Benefiting from our leading position in China, Russia, Turkey, Mexico and Brazil, we hope to accelerate our development in ten priority markets, which include these five countries and India. We intend to pursue acquisition opportunities, mainly in the marketing services, health communication and interactive communication sectors. Our goal is to generate 25% of our revenues from emerging markets by 2010.

  Pursue growth supported by sound financial framework. Our acquisitions must satisfy profitability and financial stability criteria. We intend to seek targets with significant potential for synergies or improvement in operating margin, which also present a good fit for our corporate culture and values. Our efforts over the past several years to improve our cash flow should allow us to finance our targeted external growth, while preserving the structural soundness of our balance sheet. See Item 5 “Operating and Financial Review and Prospects.”

SERVICES AND BUSINESS STRUCTURE

     We provide a full range of advertising and communications services, designing a customized package of services to meet each client’s particular needs. These services generally fall into three major categories: traditional advertising, SAMS and media consulting and purchase services.

Traditional Advertising

Services

     Traditional advertising services principally involve the creation of advertising for products, services and brands. They may also include strategic planning involving analysis of a product, service or brand compared to its competitors through market research, consumer behavior studies, sociological and psychological studies and creative insight. When a concept has been approved by a client, we supervise the production, whether internal or by a third party, of materials necessary to implement it, including film, video, radio, advertising in newspapers, internet or interactive media, as well as cell phones and all electronic materials.

Business Structure

     Our primary networks are Publicis, Saatchi & Saatchi and Leo Burnett, each boasting a unique cultural background, methods and creative styles. Each network offers broad advertising services but also includes some SAMS operations.

  Publicis: This network, headquartered in Paris, operates in 80 countries around the world, including Europe and the United States, and includes the agencies Publicis & Hal Riney, Burrell Communications and Bromley Communications, as well as Publicis Dialog, which has operations in 44 countries, in order to provide a comprehensive services offering.

  Saatchi & Saatchi: This network headquartered in New York operates in 83 countries around the world and consists principally of Saatchi & Saatchi agencies, as well as Saatchi & Saatchi X, a worldwide marketing services network organization (shopper’s marketing), which operates mostly in the U.S. It also includes The Facilities Group, a U.K.-based group that provides a range of technical and creative services in the areas of design, audiovisual production and print.

  Leo Burnett:. Headquartered in Chicago, the Leo Burnett network operates full service advertising agencies in 84 countries around the world. It also possesses the international network Arc Worldwide for SAMS marketing services units which primarily focus on direct and interactive marketing and sales promotion.

     The Group also includes multihub creative networks and regional advertising agencies (each with different structures and creative styles), in order to satisfy specific client requirements.

  Fallon: This network is headquartered in Minneapolis and has regional offices in London, Sao Paulo, Hong Kong, Tokyo and Singapore.

  Bartle Bogle Hegarty (BBH): This U.K.-based network, in which we have a 49% interest, is located in London and has regional offices in Singapore, Tokyo, New York and Sao Paulo.

  Others: Other units in this category include the Kaplan Thaler Group in New York, Marcel in Paris, and Beacon Communications in Tokyo.

SAMS

Services

     The full range of specialized communications services we offer complements or replaces our traditional advertising activities within a given communications campaign, or provides a mean of communication for specific targets or products (in particular, healthcare communication and multicultural communication). Services provided by our SAMS operations include:

  Direct marketing and Customer Relationship Management (CRM): CRM focuses on building clients’ relationships with individual customers, with the goal of developing customer loyalty through the use different communication channels and of direct marketing techniques (such as mail, internet, telephone), as opposed to traditional mass communication-style advertising, which resort to mass communication. Through our CRM operations, we assist clients in creating programs to reach individual customers and enhance brand loyalty. In addition, we provide the appropriate tools and database support to maximize the efficiency of those programs.

  Sales promotion and point-of-sale marketing: Our sales promotion operations seek to determine the most effective means for communicating with consumers at the location of sale, and to increase sales either directly through point-of-sale promotions, or through coupon programs and similar means.

  Healthcare communications: We have a network of agencies that work mainly with clients in the healthcare industry to allow them to reach professional customers such as doctors and other medical professionals, in contrast to mass communications for drugs, which are often managed by “generalist” advertising agencies. We provide marketing services that cover the entire life cycle of a drug from consulting prior to the release on the market, to advertising, to medical conferences and symposia, to public relations, to sales personnel recruitment and training.

  Multicultural and ethnic communications: Some of our agencies, mainly based in the U.S. market, have developed expertise in creating advertising and communications services aimed at specific ethnic groups, particularly African-Americans and Hispanics in the U.S.

  Corporate and financial communications: We provide corporate and financial communications services designed to help clients build a company’s image and deliver their message to investors, employees and public authorities and, in particular, to help clients achieve their goals in connection with mergers and acquisitions, initial public offerings, spin-offs, proxy contests and similar matters. We also provide services aimed at helping clients address the communications and public relations aspects of publicized crises and other major events.

  Human resources communications: Through our human resources operations, we create employee recruitment-related advertising, including classified advertising and campaigns in particular, in the press or on the internet, to improve a client’s overall image to attract the talent of prospective applicants for companies seeking job applicants and recruiting firms. We also assist clients in developing internal communications programs, which aim to mobilize and develop loyalty with employees.

  Public relations: Our public relations services are designed to assist clients with the management of their ongoing relations with the press, specialized audiences and the general public on commercial or institutional topics, client identity or products or services and to develop an image that is consistent with the strategy. These services include: (i) strategic message and identity development to help clients position themselves in their markets and differentiate themselves from their competitors, (ii) product and company launch or re-launch services, which aim to create awareness of and position a product or company with customers, (iii) media relations services, which help clients enhance their brand recognition and image, (iv) composing messages, organization of contacts or events, and (v) creating documents or objects illustrating this strategy and these messages.

  Design: Our design services are intended to enhance the visual symbols that affect a client’s image and to ensure that the design and packaging of products are consistent with the means used to market them.

  Interactive communications: Our interactive communications services consist primarily of corporate and commercial websites and intranet design, Internet-related direct marketing consulting and related services, optimization of keyword search capacities on search engines and Internet-based advertising, including banner advertisement design.

  Events marketing: We organize events for our clients, such as sales force conventions and business events (trade shows, meetings, exhibitions and opening ceremonies) in order to promote a corporate image consistent with the client’s strategic objectives.

  Production and pre-press: Technologies used for the execution of advertising and communications programs including photography studios, printing and audio and video facilities, as well as digital signage and digital asset management services.

Business Structure

     We provide SAMS both through independent entities within the Group and through entities which are part of our traditional advertising networks. Such entities work either for their own clients or for clients of other Group entities. Our SAMS business units include the following:

  Direct marketing / CRM / sales promotion / interactive communications: Arc Worldwide, Publicis Dialog and Saatchi & Saatchi X., Digitas Inc.

  Healthcare communications: Publicis Healthcare Communications Group.

  Corporate and financial communications, public relations, human resources communications, design: PRCC (Publicis Consultants, Manning Selvage & Lee and Freud Communications).

  Multicultural and ethnic communications: Bromley Communications, Burrell Communications, Vigilante and Lápiz.

  Events communications: Publicis Events Worldwide.

  Production, prepress: Capps, Mundocom, WAM, MarketForward.

Media Operations

Services

     Our media operations services include the use of media planning analysis to ensure the use of the most effective forms of media and the purchasing of the best suited advertising space for our clients. We also run a separate media sales service for specific advertising media. Such services are described in more detail below.

  Media planning: Our media planning operations use computer software and data analysis related to consumer behavior and audience analysis of different media to build the most effective plan to conduct an advertising or communications strategy, tailored to the marketing objectives, the target audience and the budget of our clients.

  Media buying: Our media buying operations purchase media space for our clients (including television, print, radio, Internet, and cell-phones) necessary to implement clients’ strategies, using our experience and buying power to obtain favorable rates and terms and conditions for our clients.

  Media sales: Our media sales operations provide advice regarding advertising space and products (outdoor media, print, radio and movie theaters) to advertising and media buying firms on behalf of media companies. In some instances, they sell space to advertising and media buying operations that are part of our group. They do so, however, on an arm’s length basis, dealing with those businesses on the same terms as other customers.

Business Structure

  Media planning and buying: Publicis Groupe Media (PGM) is comprised of ZenithOptimedia Group and Starcom MediaVest Group, two independent entities. ZenithOptimedia, based in London, conducts media services operations in 68 countries around the world. It has a strong presence in the U.K., the U.S., Germany, France and Spain. Starcom MediaVest Group, based in Chicago, conducts media services operations in 67 countries around the world, with a particularly strong presence in the U.S. In 2006, PGM launched Denuo, an agency specialized in consulting on and monitoring of new technologies (such as internet, video games, mobile phones, iPod).

  Media sales: We conduct media sales activities through Médias & Régies Europe and its subsidiaries, including Métrobus (poster and billboard advertising in France), Régie 1 (radio in France), Médiavision (movie theater advertising internationally, though mainly in France), and Médiavista (screens located in shopping centers in France and the U.S.). In 2006, M&RE launched in the United States a television channel and a network of plasma screens located exclusively in shopping centers in partnership with Simon Malls, OnSpot Digital.

Headquarters

     Publicis Groupe S.A. is our holding company whose main purpose is to provide advisory services to Group companies. The total cost of such services rendered by the Company and certain of its subsidiaries amounted to approximately €50 million in 2006, which was allocated to the operating entities of the Group on the basis of their relative cost of services received. In addition, the holding company holds the medium- and long-term debt of the Group.

Geographical Markets

     We conduct operations in 104 countries and more than 200 cities around the world. Our primary markets are the U.S., Europe and the Asia Pacific region. Below, we show the contribution of selected geographical markets to our revenue for the years ended December 31, 2004, 2005 and 2006 (in millions of euros):

Year	Europe	North America	Rest of the World	Total

2006...........................	1,747	1,842	797	4,386
2005...........................	1,647	1,763	717	4,127
2004...........................	1,584	1,633	615	3,832

The information by geographical area is presented in note 27 to the consolidated financial statements in this Annual Report.

Clients

     We provide advertising and communications services to a large number of prestigious clients that include both national and global leaders in their industries, with approximately half of our revenues stemming from international clients, meaning clients whose accounts are managed in more than five countries. Our largest single client, Procter & Gamble, accounted for approximately 10% of our consolidated revenues in 2006, our five largest clients accounted for approximately 25%, and our ten largest clients accounted for approximately 35% of our consolidated revenues in 2006.

     Payment terms are in accordance with general practice and, where applicable, regulations in the various countries where we operate.

     Revenues from, and contracts with, different clients vary from year to year. Nevertheless, longstanding clients account for a particularly high proportion of Publicis Groupe’s revenues. On average, our retention rate of the ten biggest clients is 45 years.

Our largest clients in 2006 were as follows:

Publicis

Cadbury-Schweppes
The Coca-Cola Company
Hewlett-Packard
L’Oréal
Nestlé
Pernod Ricard
Procter & Gamble
Renault
Sanofi-Aventis
Siemens
Telefonica
UBS
Whirlpool
Zurich Financial

Leo Burnett

The Coca-Cola Company
Diageo
Disney
Fiat
General Motors
Heinz
Kellogg
McDonald’s
Philip Morris
Procter & Gamble
Samsung
Visa
Wrigley

Saatchi & Saatchi

Ameriprise
Avaya
Bel
Bristol-Myers Squibb/Mead Johnson
Carlsberg
Deutsche Telekom/T-Mobile
Diageo/Guinness
Emirates Airline
General Mills
JC Penney
Novartis
Procter & Gamble
Sony Ericsson
Toyota/Lexus
Visa Europe
Wal-Mart

Starcom MediaVest Group

The Coca-Cola Company
Disney
General Motors
Kellogg
Kraft
Masterfoods
Miller Beer
Philip Morris
Procter & Gamble
Sara Lee

ZenithOptimedia

20th Century Fox British Airways Hewlett-Packard JP Morgan Chase Lloyds TSB L'Oréal LVMH Nestlé Puma Richemont Group Sanofi-Aventis Toyota/Lexus Verizon Whirlpool Zurich Financial Research Programs

     The various entities making up the Publicis Groupe have developed different methodologies of analysis and research, in particular concerning consumer behavior and sociological developments. They have also developed software and other tools to assist them in serving clients. Most of these tools concern the media-planning businesses of ZenithOptimedia and Starcom MediaVest and the identification of the most effective channels to reach their clients’ target groups. Others are integrated into agencies’ strategic planning, playing a key role in the unique brand positioning of each advertising agency and agency network, while still others are used for computerized processing of clients’ marketing data, an activity conducted through our MarketForward entity. Several of these tools required significant investment in development or cooperation with outside suppliers.

     The main tools used in advertising are Context Analysis and The Holistic Difference in the case of the Publicis network; Brand Stock in the case of Leo Burnett; and The Strategic Toolkit, the Story Brief, Inside Lovemarks (in association with QiQ) and Saatchi & Saatchi Ideas Superstore in the case of Saatchi & Saatchi and the Publicis Ideas IQ Protocol (developed by Saatchi & Saatchi and Publicis Groupe). In media consultancy, ZenithOptimedia uses Zoom and Touchpoints tool sets, and Starcom MediaVest uses, among others, Tardiis, Innovest, Media Pathways, BattleField, Market Contact Audit (under license from Integration), Passion Groups, Contact Destinations, Intent Tracker/Modeler, Captivation Blueprint, IPXact and Map. Finally, MarketForward offers clients Siren and BrandGuard systems.

Patents and licenses

     The Company does not believe that it is materially dependent on patents, licenses and/or manufacturing processes.

Competition

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

     Advertising and communications markets are generally highly competitive, and we continuously compete with national and international agencies for business. We expect that competition will continue to increase as a result of multinational clients’ increasing consolidation of their advertising accounts with an increasingly limited number of agencies.

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

Seasonality

     Clients’ advertising and communications expenditures fluctuate, often in response to actual or expected changes in consumer spending. Because consumer spending in many of our markets is typically lower in the beginning of the year, following the holiday season, and in July and August, the most popular vacation months in Europe and North America, than at other times of the year, advertising and communications expenditures are typically lower during these times as well. Accordingly, our results of operations are often stronger in the second and fourth quarters of the year than they are in the first and third quarters.

Insurance and Risk Coverage

     Our policy regarding insurance is structured so as to insure all subsidiaries and all companies in which we hold interests or control 50% or more, directly or indirectly, or for which we assume the management or administrative control or the responsibility for insurance coverage without holding 50% or more of the voting rights.

     Insurance coverage is achieved through the complementary natures of centralized and local insurance programs. The insurance programs cover the totality of insurable risks, and no risk is assumed internally.

Centralized Programs

     These are programs of an international nature, such as third-party professional liability, personal liability of management, and those related to corporate relations. A worldwide “umbrella” coverage also exists, coming into effect in the case of differences in conditions or limits of local programs, particularly for property damage insurance and operating loss insurance, as well as automobile and employer’s third-party liability insurance.

Local Programs

     These are insurance contracts for general and employer’s third-party liability, property damage and operating loss, automobile contracts, and other general risks. These contracts are concluded locally so as to be in conformity with local practices and regulations and to respond to applicable risks.

The coverage generally includes the following:

  Property damage and loss from operations: up to €160 million;

  Civil liability: from $20 to $80 million, depending on risks.

     Terrorism risks are covered in the United States, France, and the United Kingdom, in accordance with the legal constraints in each country.

     These contracts are established through brokers from large international insurance companies, such as, among others, AIG, Chubb, Zurich and Generali.

       The premiums paid worldwide amounted to approximately €15 million in 2006.

Organizational Structure

     Information concerning our principal consolidated subsidiaries as of December 31, 2006 is provided in note 32 in the notes to our consolidated financial statements. None of our subsidiaries accounts for more than 10% of our consolidated income.

Property, Plants and Equipment

     We conduct operations in over 200 cities around the world. Except as stated below, we lease, rather than own, the office properties we use. As of December 31, 2006, we owned real property assets with a net book value of €191 million.

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

     We also have a capital lease contract, which expires in 2007, on two other floors in this building. In addition, we have a capital lease contract for the Leo Burnett office building located at 35 West Wacker Drive in Chicago, Illinois, United States (assets valued at

€81 million (gross value) at December 31, 2006, depreciable over 30 years). Net value of assets under these two capital leases recorded in our consolidated financial statements is €72 million as of December 31, 2006.

     After our acquisition of Saatchi & Saatchi, we owned a six-floor building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space which was for the most part occupied by us. This building was sold on December 29, 2006 for € 33 million. This transaction resulted in a capital gain of €27 million.

     We have significant information systems equipment dedicated to the creation and production of advertising, management of media buying and administrative functions.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under Item 3 “Key Information — Risk Factors.”

OVERVIEW AND OUTLOOK

Overview

     Our earnings in 2006 were solid and confirm the soundness of the strategy that we have been pursuing in recent years. In 2006, we recorded an increase in revenue of 6.3% (5.6% of which was from organic growth), an operating margin rate which improved by 60 basis points at 16.3%, and growth in net income of 15%. This strong performance reflects in particular:

  A strong volume of new business (net of accounts lost) in advertising and SAMS, as well as the media sector;

  Significant growth in all geographic regions, particularly in the emerging markets targeted by the Group’s strategy. See Item 4 "Information on the Company — Strategy”;

  Acquisition in SAMS and emerging markets; and

  An improvement in profitability due to decreased operating costs resulting from improvements in the Group’s structure and decreased levels of depreciation.

     Financially, average net debt (a term defined under “—Capital Resources and Indebtedness” below) reached its lowest level since the acquisition of Bcom3 in 2002, and was €636 million in 2006. The Group generated €544 million of free cash flow before working capital requirements (as defined in “—Liquidity”) in 2006.

     In January 2006, Publicis made a public offer to purchase all outstanding equity warrants, which were issued in connection with the Bcom3 acquisition in 2002 (27,709,748 were outstanding at the time of the offer). The offer, which closed on February 14, 2006, was very successful. 22,107,049 warrants, representing 79.78% of all warrants, were purchased at €9 per warrant, amounting to a total of €200 million, and were subsequently cancelled. At the closing date for the 2006 accounts, the number of warrants outstanding was 5,602,699.

     Also in January, the holders of the OCEANE 2018 (convertible bonds) exercised their put option contained in the terms of the bonds, which eliminated 6.5% of the supplementary bonds or 1.1 million potential shares. This concluded the balance sheet simplification process initiated in September 2004, which allowed us to eliminate 35 million potential shares.

New Business

     In terms of new business, the Group’s performance in 2006 was strong. The principal new business in 2006 included the following:

  in traditional advertising and SAMS: Renault (contract extended to cover Latin America and the Baltic states); Sanofi Aventis/Vaccins Pasteur (worldwide); Orange (Europe); Marriott (Asia); Kraft (marketing services Europe); JC Penney (USA); Wal- Mart (in-store marketing, USA); Sony Ericsson (worldwide); Crowne Plaza Hotel & Resorts (USA);

  in media: Washington Mutual (USA), Oracle (worldwide); Avaya (worldwide); Del Monte (Europe); Beam Global Spirits & Wine (worldwide).

     The main accounts lost included, in advertising: Cadillac (USA), Heineken (USA), SFR (France), and in media: Sprint (USA) and Nokia (Asia). We also experienced certain decreases in business, including the PSG division of Hewlett Packard with respect to advertising in North America, Latin America and Europe.

     The competition for new business returned to normal levels in 2006, which was a significantly less propitious year than 2004 and 2005, in which an exceptional number of new awards were open for bids. So far, 2007 appears to be once again a promising year for new business. In January alone, the Group already won a large number of new accounts, such as Wal-Mart and Fox Entertainment in the media sector, Wendy's in publicity and media sectors, and a significant part of Coca Cola budgeted spending in China.

Outlook

     2007 has started well in the communications business in most geographical regions, including Europe, where growth is consolidating. Publicis Groupe should benefit from these trends, as well as from its clients' expansion and the volume of new business booked in 2006 and especially in early 2007. Organic growth should benefit from business levels in Europe and North America comparable to 2006, as well as improved performance in emerging markets. The Group's operating margin rate, excluding Digitas, should increase over the course of the year, while efforts to reduce average net debt will continue. Cash generated by operations will be used to accelerate the pace of our targeted acquisitions, particularly in the SAMS sector and in emerging markets, or to raise dividends. The integration of Digitas will involve some administrative reorganization, although we hope that the cost will be offset by expected positive results.

     While pursuing targeted external growth, our goal is to maintain the structure of the balance sheet by targeting the following financial ratios:

  average net debt to operating margin before depreciation and amortization at less than 1.5; and

  net debt at the end of the year to shareholders’ equity at less than 0.5, and operating margin before depreciation and amortization of at least seven times interest expense.

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2004, 2005 and 2006. The reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of our consolidated financial statements. We base our estimates on our experience and on various other assumptions deemed reasonable, the result of which form the basis for making judgments about the carrying values of our assets and liabilities. Actual results may differ significantly from these estimates.

     The nature of the critical accounting policies, judgments and other uncertainties that affect the application of these policies, as well as the effect of changes in the conditions and assumptions on results, should be considered together with the detailed reading of the consolidated financial statements and the discussion in this Item 5. The actual results of the Group are likely to differ from its estimates and future assumptions. The estimates and assumptions about future events and other uncertainties related to end-of-period estimates that we believe have the greatest risk of impacting the carrying amounts of assets and liabilities in a future financial year are described below.

Allowance for Doubtful Accounts

     The risk of uncollectibility of accounts receivable is primarily estimated on a case-by-case basis and is based on prior experience with the client and the past due status and other factors such as litigation and the condition of the debtor. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.

Business Combination, Goodwill and Other Long Term Intangible Assets

     Under IFRS all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the contingent liabilities and the liabilities assumed and the assets purchased on the basis of their fair values at the date of acquisition. The determination of the fair value of assets and contingent and assumed liabilities requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired, minus the fair value of contingent and assumed liabilities, is allocated to goodwill.

     Under IFRS we evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that impairment in value may have occurred. The level we identify for impairment testing and the criteria we use to determine which groups should be aggregated require judgment. The choice of the levels at which to test could affect whether an impairment is recorded and the extent of impairment loss.

     Changes in our business activities or structure may result in changes to the level at which testing in future periods will be performed. To determine whether goodwill is impaired, we use valuation techniques that involve estimating cash flows for future periods and discounting these cash flows to determine value in use. The use of different assumptions for our cash flow estimates could affect the amount of any impairment losses recognized. We also use significant judgment to determine the discount rate.

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

     Under U.S. GAAP there is a two-step impairment test for goodwill and intangible assets with indefinite lives. In the first step, we are required to make estimates regarding the fair values of reporting units (assets and liabilities, including recorded and unrecorded intangible assets) in determining whether goodwill impairment might exist. To the extent the first step indicates a possible impairment of goodwill, the second test is performed and consists of comparing the fair values with the carrying amount of the reporting unit’s goodwill in determining the amount of the impairment charge. We use valuation techniques to determine some of the fair values, which involve the same judgments as mentioned above regarding cash flows and discount rates.

Deferred Taxes

     We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which we recognize to the extent that it is more probable than not that future taxable profits will allow the deferred tax asset to be recovered. This is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact our financial position and net income.

Stock-Based Compensation

     A fair value approach is used in determining the award value of stock-based employee compensation in accordance with IFRS 2. We currently utilize the Black-Scholes option valuation model to determine the fair value of option awards. This valuation model utilizes several assumptions and estimates such as expected life, rate of risk free interest, historical volatility and dividend yield. If different assumptions and estimates were utilized to determine the fair value, our actual results of operations related to stock options would likely differ from the estimates used and it is possible that differences and changes could be material. Additional information about these assumptions and estimates appears in note 28 to our consolidated financial statements.

     For U.S. GAAP purposes, prior to January 1, 2006, stock options are valued using the intrinsic value method as prescribed by APB Opinion No. 25. Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, compensation expense associated with stock-based compensation awards granted prior to the adoption of SFAS 123R is recognized over the remaining vesting period (post-adoption) as if SFAS 123R had always been applied based on the fair value measurements previously used to calculate pro forma stock-based compensation expense under SFAS 123. For stock-based awards granted on or after January 1, 2006, the Company will amortize stock-based compensation expense, measured at fair value of the instrument granted, on a straight-line basis over the requisite service period.

Pension

     Inherent to the valuation of our pension liabilities and the determination of our pension cost are key assumptions, which include employee turnover, mortality and retirement ages, discount rates, expected long term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each financial year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would directly affect shareholders’ equity, in accordance with IAS 19. Additional information on the assumptions used in calculating our pension costs is presented in note 21 of the notes to our consolidated financial statements.

Organic Growth

     When comparing our performance between years, we estimate the impact that foreign currency exchange rate changes, acquisitions and dispositions, and organic growth have on reported revenue. Organic growth represents the increase in revenue excluding the effects of currency exchange rates due to acquisitions and dispositions and the effects of foreign exchange rate changes, and is computed as follows:

We apply current year foreign exchange rates to prior year local currency revenue figures, excluding the effects of changes due to acquisitions and dispositions in the following manner:

-	for entities acquired in the current fiscal year, we include current year revenue figures in the prior year’s comparative revenue figures, in order to exclude the effect of acquisitions; and

-	for entities sold in the current fiscal year, we exclude prior year revenue in order to show a comparable scope of consolidation in both fiscal years.

then, the organic growth rate is the ratio of current year revenue to adjusted prior year revenue. See the following table for more detail.

     Our management believes that discussing organic growth provides a better understanding of our revenue performance and trends than reported revenue because it allows for more meaningful comparisons of current period revenue to that of prior periods. In addition, revenues excluding the effects of currency exchange rates is a key performance indicator generally used in the industry.

     Organic growth is unaudited and is not a measurement of performance under U.S. GAAP or IFRS and may not be comparable to similarly titled measures of other companies.

Total

(Millions of euros)
2004	3,832
Components of revenue changes (excluding organic growth):
Impact of exchange rate changes	27
Other changes in scope of consolidation	5
2004 Revenue at comparable exchange rates and scope of consolidation	3,864
Organic growth	263
2005	4,127
Components of revenue changes (excluding organic growth):

Impact of exchange rate changes	(7)
Other changes in scope of consolidation	32
2005 Revenue at comparable exchange rates and scope of consolidation	4,152
Organic growth	234
2006	4,386

     Organic growth was 5.6% in 2006. It is calculated by dividing €234 million by €4,152 million (2005 revenues at comparable exchange rates and scope of consolidation). Organic growth was 6.8% in 2005 (€263 million divided by €3,864, which is 2004 revenue at comparable exchange rates and scope of consolidation).

CONSOLIDATED OPERATIONS — 2006 COMPARED TO 2005

Statement of Income

Revenues

     Consolidated revenues of Publicis for the year ended December 31, 2006 were €4,386 million, an increase of 6.3% from €4,127 million for the year ended December 31, 2005. The principal reason for this increase was organic growth (5.6%), with changes in the scope of consolidation (notably in revenues generated by specialized agencies and agencies in emerging countries) also accounting for an increase of €32 million. The impact of converting revenues of companies outside the euro zone into euros was slightly negative (a decrease of €7 million over this period). The average dollar exchange rate against the euro decreased by 1% from 2005 to 2006, but this trend reversed itself in the third quarter.

     Organic growth was 6.3% in the first quarter, 7.3% in the second quarter, 2.6% in the third quarter and 6.3% in the fourth quarter. Weak growth in the third quarter reflects mainly the impact of business losses incurred at the end of 2005 and the beginning of 2006 in North America, and a policy of commercial selectivity in Asia. Decreased revenue growth in the third quarter was temporary, as the growth rates returned to higher levels in the fourth quarter.

Revenues by business line

     The distribution of the Group’s revenue by business line reflects the Group’s strategy of concentrating on its businesses with strong growth potential, and in particular SAMS. The share of SAMS in the Group’s overall revenues increased in 2006, in particular due to the acquisition of specialized agencies. The following table shows the percentage of the Group’s revenues in 2005 and 2006 realized in each of the three main business lines:

	Year ended December 31,

	2006	2005

Traditional Advertising	44%	46%
SAMS	30%	28%
Media	26%	26%

Revenues by region

     Revenues in 2006 increased across all regions, and especially in emerging countries (Africa, the Middle East, Latin America, Asia Pacific and Eastern Europe), which represented 21.0% of revenues in 2006, compared to 20.1% in 2005. The following table shows the allocation of the Group’s revenue by region in 2005 and 2006:

	Year ended December 31,

	2006	2005	Change

	(Millions of euros)		Total	Organic
North America	1,842	1,763	4.5%	5.1%
Europe	1,747	1,647	6.1%	5.0%
Asia Pacific	471	435	8.3%	5.3%
Latin America	214	191	12.0%	9.3%

Africa and the Middle East	112	91	23.1%	20.0%
Total	4,386	4,127	6.3%	5.6%

     All regions benefited from increased spending on advertising in 2005, while North America and, to a lesser degree, Europe benefited from sizable growth in the media business and healthcare communications. Although more moderate than in 2005, growth in North America remained sound in 2006, despite the impact of budget losses in late 2005 and early 2006. Business in Europe remained strong throughout 2006. Growth in other parts of the world was lower than expected, principally because of slower growth in China, Korea and Brazil in 2006.

Europe

     Organic growth in Europe as a whole was 5.0% in 2006, as the Group recorded European revenues of €1,747 million. Most networks contributed to the growth, with the exception of Leo Burnett, which was impacted by losses or decreases in accounts, an insufficient level of new business bookings and changes in management teams that affected several markets in continental Europe. The strongest performances were from Starcom MediaVest, ZenithOptimedia and PHCG, which was stimulated by increased spending by and growth of some existing clients. Growth was most robust in Great Britain, Germany, Switzerland and Northern and Eastern Europe, particularly in Russia, while France and Italy showed average growth. Spain was the most difficult market in 2006, as revenues in Spain decreased compared to 2005.

North America

     Organic growth was 5.1% in 2006, with North American revenues of €1,842 million recorded by the Group. The increase was primarily due to increased media buying and consultancy business (Publicis Groupe Media), healthcare communication of Saatchi & Saatchi and of the Kaplan Thaler Group, which benefited from large new accounts booked in 2005, and increased spending by some existing clients. Leo Burnett’s performance improved but still failed to add significant new business bookings. Fallon suffered a decline in revenues following the loss of significant customers, including BMW, Dyson and Lee Jeans, as well as changes in management teams. Publicis North America also suffered a decline in revenues due to the loss of some clients (HP, Zales) and because of spending cuts by other clients.

Rest of the World

     Organic growth in other parts of the world was 8.2% in 2006, including 5.3% in the Asia-Pacific region, 9.3% in Latin America and 20.0% in Africa and the Middle East. Revenues in the rest of the world totaled €797 million in 2006, with positive contributions from the Group’s three main media buying and consultancy networks driven by new business booked locally and a strong demand, in particular from international clients. Highest growth rates were recorded in India, Mexico, Venezuela and Argentina. Growth in Asia in 2006 was relatively disappointing due to decreased business in Korea and also due to the Group’s decision to be more selective in its commercial policies in China.

Operating Margin

     Group operating margin before amortization and depreciation was €820 million in the year ended December 31, 2006, compared to €765 million in the year ended December 31, 2005, representing an increase of 7.2% . Personnel expenses amounted to €2,630 million, or 60% of revenues, in the year ended December 31, 2006, which represented a 50 basis points increase compared to 2005. This increase is mainly due to a necessary recruitment of personnel to service new accounts, the improvement of level of expertise on some teams and the cost of restructuring. The Group’s workforce increased by 3.4% over 12 months, totaling 39,939 employees at year-end. On the other hand, other operating expenses as a percentage of revenue fell by 70 basis points (from 22.0% of revenues in 2005 to 21.3% in 2006) increasing modestly in absolute terms from €908 million in 2005 to €936 million in 2006. Total operating expenses (personnel expenses and other expenses) as a percentage of revenues was 20 basis points lower in 2006 compared to 2005.

     Depreciation and amortization declined in comparison to the previous year, amounting to €107 million in the year ended December 31, 2006, and declined as a proportion of revenue from 2.8% in 2005 to 2.4% in 2006. This decrease is due to better management of investments over previous years.

     Operating margin increased by 9.9% from €649 million in 2005 to €713 million in 2006. During the same period, the operating margin rate (defined as operating margin divided by total revenues) rose by 60 basis points from 15.7% to 16.3% . This improvement is due to the decrease in depreciation and the reduction in other operational expenses which was partially offset by the increase in personnel expenses. The Group’s expenses also increased in 2006 due to changes necessary to comply with the Sarbanes-Oxley Act, which amounted to €28 million in 2006 (approximately half of which was non-recurring).

Operating Margin by Region

In 2006, the Group’s operating margin increased across all regions:

  Operating margin in Europe increased by more than 60 basis points in 2006, from €250 million in 2005 (15.2% of revenues) to €277 million in 2006 (15.9% of revenues). Increased operating margin resulted from programs to reduce direct operating costs (in particular, the Horizon Program, described in Item 4 “Information on the Company — Business Overview”) as well as a reduction in depreciation and amortization as percentage of revenues.

  An increase in operating margin was recorded in North America in 2006, resulting from the same factors that drove the increase in Europe. Operating margin was €307 million in 2005 (17.4% of revenues) and €332 million in 2006 (18.0% of revenues).

  Operating margin improved significantly in other parts of the world, increasing from €92 million in 2005 (12.8% of revenues) to €104 million in 2006 (13.0% of revenues). This slower increase as compared with other regions is due to the necessary investment in improving operating resources (such as recruiting and office space).

Operating Income

     Operating income was €689 million in 2006, compared with €652 million in the previous year (which represented an increase of 5.7%) . The 2006 figure reflected amortization of acquisition-related intangibles in the amount of €22 million, an impairment charge of €31 million relating to the Johnston & Associates agency in the United States and the events agency in Austria and other income of €29 million (mostly representing capital gains from the sale of the Saatchi & Saatchi building in the Paris region). In 2005, operating income included €87 million in capital gains from the sale of various assets of Médias & Régies Europe.

Other Income Statement Items Net interest expense and other financial expense

     The Group’s net financial result, consisting of the net interest expense and other financial expense, was €50 million in 2006, compared with €92 million in 2005. This significant reduction in net financial expense is primarily due to an increase in financial income resulting from increases in interest rates in the U.S. and to an increase in cash and cash equivalents. The cost of the OCEANE 2018 was also reduced following the exercise of the put option in January 2006.

Income Tax

     The tax rate was 30.2% in 2006 (compared to 32.0% in 2005). This rate, which places the Group one year ahead of its objectives for 2007, reflects the continuation of efforts by the Group to optimize its tax positions and simplify legal structures. The tax charge for the year was €192 million in 2006, compared to €157 million in 2005. This increase of 22.3% is due to the significant growth in consolidated results before tax, and to certain non-taxable capital gains, which were higher in 2005 than in 2006.

Net Income

     The Group’s share of income from companies accounted for by the equity method reached the exceptional level of €22 million in 2006, compared with €11 million in 2005, which was a result largely attributable to contributions by iSe, which registered (during the first quarter) the results of the marketing for the hospitality programs for the 2006 Football World Cup. In early January 2007, the Group announced, together with Dentsu, the dissolution of their subsidiary iSe. Minority interests totaled €26 million, a slight decrease compared with 2005. Net income attributable to Pulicis Groupe was €443 million in 2006, representing an increase of 14.8% from €386 million in 2005.

Earnings per share

     Earnings per share were €2.11 in 2006, or €1.97 on a fully diluted basis, which reflected increases from the previous year of 28.6% and 24.1%, respectively. Earnings per share were €1.83 and diluted earnings per share €1.76 in 2005.

CONSOLIDATED OPERATIONS — 2005 COMPARED TO 2004

Statement of Income

Revenues

     Consolidated revenues for the year ended December 31, 2005 were €4,127 million, an increase of 7.7% from €3,832 million for the year ended December 31, 2004. The principal reason for this increase was organic growth (6.8%), with revenue growth attributable to acquisitions net of disposals amounting to approximately €5 million. The impact of converting revenues of companies outside the euro zone into euros was slightly positive for the first time since the first half of 2002 (a gain of €27 million over this period). The dollar average exchange rate against the euro remained stable from 2004 to 2005.

     Organic growth was 3.9% in the first quarter, 8.0% in the second quarter, 6.2% in the third quarter and 8.6% in the fourth quarter.

Revenue by region

     Revenues showed increases in organic growth in all parts of the world where the Group operates, including a 3.8% increase in Europe, an 8.0% increase in North America, and an 11.2% increase in the rest of the world. Accounts booked in 2004 and early 2005 fueled organic growth in a number of countries, while growth in North America benefited from vigorous increases in media business and healthcare communications in 2005. The following table shows the allocation of the Group’s revenue by region in 2004 and 2005:

	At December 31,

	2005	2004	Change

	(Millions of euros)		Total	Organic
North America	1,763	1,633	8.0%	8.0%
Europe	1,647	1,584	4.0%	3.8%
Asia Pacific	435	379	14.8%	10.3%
Latin America	191	159	20.1%	9.7%
Africa and the Middle East	91	77	18.2%	17.7%
Total	4,127	3,832	7.7%	6.8%

     Europe

     Organic growth in Europe as a whole reached 3.8% in 2005, resulting in revenues of €1,647 million in 2005. Most networks made positive contributions, other than Leo Burnett, which was impacted by deep cuts in Fiat’s spending on a number of markets and management changes that affected business in a number of countries in continental Europe. Strongest performances were from Saatchi & Saatchi, Starcom MediaVest, ZenithOptimedia and, to a lesser extent, Publicis, which benefited from new accounts and increased spending by some existing clients. Growth was quickest in Eastern Europe, particularly in Russia, and Southern Europe, but countries in the north, including France, Germany and the U.K. also showed healthy rises compared to previous years. The only decline in 2005 was in the Netherlands.

North America

     Organic growth reached a robust 8.0% in 2005, with revenue increasing to €1,763 million in 2005. The increase was primarily due to increased media buying and consultancy (ZenithOptimedia and Starcom MediaVest) and healthcare communications, which benefited from large new accounts booked in 2004 and early 2005. These included Nestlé, Sanofi-Aventis, JP Morgan Chase, Mattel and General Motors (in the fourth quarter of 2005) in media and Sanofi-Aventis, Takeda, AstraZeneca and Schering Plough in healthcare. Advertising agencies also had an excellent year, with particularly good showings from Saatchi & Saatchi, benefiting from accounts with Toyota, Ameriprise and Novartis, Publicis and Kaplan Thaler Group, which won the Revlon account. Leo Burnett, where a new management team took over at the beginning of 2005, won a number of new accounts, including Samsung, Western Union, Turner Classic Movies, American Girl, Diageo and ConAgra, but these were still not on a scale to offset the residual effects of accounts lost in 2004, which included Lexmark, Gateway and Toys “R” Us, as well as fluctuations in spending by existing clients. Fallon suffered a steep decline in revenues following the loss of the Subway account in 2004 and, more recently, BMW, Dyson and Lee Jeans, as well as major shifts in management teams. In Canada, Publicis booked the Rogers Communications account, but this was partly offset by cuts in spending by other clients

Rest of the World

     Organic growth in the remainder of the world reached 11.2% overall, including 10.3% in the Asia-Pacific region, 9.7% in Latin America and 17.7% in Africa and the Middle East taken together. Revenues totaled €717 million in 2005, with positive growth contributions from the Group’s three main networks driven by new business booked locally and strong demand, in particular from international clients. Advertising agency networks and media buying and consultancy networks both did well. Highest growth rates were recorded in China, India, Mexico and Argentina.

Operating Margin

     Group operating margin before amortization and depreciation was €765 million in the year ended December 31, 2005, compared to €699 million in the year ended December 31, 2004, showing a rise of 9.4% . Personnel expenses amounted to €2,454 million, or 59.5% of revenues, in the year ended December 31, 2005. This figure (both in relative and absolute terms), which includes the cost of stock options as required under IFRS, was slightly higher than 2004, when the percentage of revenues was 59.3%, due primarily to the recruitment of personnel to service new accounts as well as a raise in the level of expertise on some teams. On the other hand, other operating charges as a percentage of revenue fell 50 basis points (from 22.5% of revenues in 2004 to 22% of revenue in 2005), rising from €862 million in 2004 to €908 million in 2005, due in large part to cost-cutting measures undertaken by the Group during previous periods. Shared resource centers were in operation in eleven countries at the end of 2005, which countries together represented 78% of consolidated revenues, and several agencies in Latin America and Asia have pooled resources to eliminate redundancies, particularly with respect to office space. Total operating expense (personnel expenses and other expenses) as a percentage of revenues was down 30 basis points in 2005.

     Depreciation and amortization was little changed from the previous year, standing at €116 million in the year ended December 31, 2005, but declined as a proportion of revenues, easing from 3.1% to 2.8%, a figure reflecting the limited capital intensity of the sector.

     Operating margin rose 11.9% from €580 million in 2004 to €649 million in 2005. During the same period, operating margin rate (defined as operating margin divided by total revenues) rose 60 basis points from 15.1% to 15.7% . This improvement in the operating margin rate reflects satisfactory conversion to profit of additional revenues in the year, improved margins on some businesses such as Healthcare Communications (Publicis Healthcare Communications Group) and progress towards optimization of operations and organization.

     In 2005, the Group’s operating margin increased across all regions. The operating margin rate on business in Europe increased 50 basis points primarily due to reduced operational costs and optimization of organization. The operating margin rate in North America rose 30 basis points, benefiting in particular from more efficient use of office space. In the rest of the world, the operating margin rate improved 170 basis points as a result of effective leveraging of additional revenues and optimization of administration.

Operating Income

     After amortization of acquisition-related intangibles, which was slightly lower in the 2005 financial year, the statement of income for the 2005 financial year shows a €33 million charge for impairment and €59 million in non-current income, of which the bulk came from €80 million capital gains (which included the sale of JC Decaux, VKM, SOPACT, and certain interests in Métrobus) and a capital loss of €22 million recognized in connection with the early redemption of 62% of the OCEANE 2018 convertible bond issue.

     Operating income thus came to €652 million in the 2005 financial year, nearly doubling from €326 million in 2004. In 2004, operating income included an impairment charge of €215 million, comprising €123 million for brands, mainly concerning Fallon, Frankel and Nelson, and €92 million for goodwill on various acquisitions made at the end of the 1990s, and other non-current charges amounting to €10 million.

Other Income Statement Items

Net Interest and Other Financial Expense

     Net financial expenses, consisting of net interest expense and other financial expense, totaled (€92) million in 2005, showing a €22 million decline from (€114) million in 2004, primarily as a result of a decline in charges for net financial debt over the year.

Income Tax

     The tax rate was 32% in the 2005 financial year (compared to 36.5% in 2004). This reflects the continuation of the efforts to optimize tax positions and simplify legal structures that began in the wake of the Bcom3 acquisition. The tax charge for the year was €157 million in the 2005 financial year compared with €112 million in 2004 (excluding a positive net deferred tax impact from the OBSA and CLN transactions, and excluding net deferred tax assets recorded upon transition to IFRS).

Net Income

     Contributions of companies accounted for by the equity method doubled in 2005 from the previous year to reach €11 million, a result largely attributable to improved contributions from iSe and BBH, while minority interests remained practically unchanged at €28 million. Consolidated net income, excluding minority interests, thus came to €386 million in 2005, showing a rise of 38.8% from €278 million in 2004. In 2004, the consolidated net income included €198 million of positive impact related to the OBSA and CLN transactions, as well as to the transition to IFRS.

Earnings per share

     Net earnings per share came to €1.83, or €1.76 on a fully-diluted basis, which reflected increases from the previous year of 38.6% and 36.4%, respectively.

LIQUIDITY

Cash flow

     Net cash flow from operating activities was €593 million in 2006, compared to €620 million in 2005. Working capital requirements hardly changed in 2006 as compared to the previous year, experiencing only a slight increase of €3 million. Following two years of significant improvement, the stabilization of working capital requirements at a satisfying level is the result of the Group’s continuing efforts since 2003 in the framework of its Focus on Cash program. We created the Focus on Cash program in 2003 in order to reduce our working capital requirements.

     In addition, we incurred expenditures of €18 million for restructuring in 2006, down from €30 million in 2005. Income taxes rose from €167 million in 2005 to €229 million in 2006, largely as a result of higher income. Interest paid amounted to €85 million in 2006 compared to €93 million in 2005. This decrease was mainly due to a prepayment premium in 2005 in respect of the OCEANE 2018, the effect of which was partially offset by increased interest rates. Interest income saw a notable increase, rising to €74 million in 2006 from €44 million in 2005, due to an increase in interest rates and average available cash, as well as the optimization of our financial management.

     Net cash flow from investments includes purchases and sales of tangible and intangible assets, net acquisitions of financial assets and acquisitions and sales of subsidiaries. We used a net amount of cash in investment activities of €99 million in 2006, compared to €41 million in 2005. However, net investments in tangible assets were only €52 million in 2006, compared to €68 million 2005, partly due to the sale of the Saatchi & Saatchi building in Neuilly, France, for €33 million.

     Acquisitions of subsidiaries, net of sales, resulted in a net cash outflow of €47 million in 2006, compared to a net cash inflow of €27 million in 2005, due to the 2005 sale of interests in JC Decaux Netherlands, VKM, Sopact, Promométro and 33% of Métrobus, which were entities held by Médias & Régies Europe. In 2006, we acquired Solutions in India, Duval Guillaume in Belgium, Pôle Nord in France, Yorum in Turkey (Yorum, Bold and Zone), Moxie Interactive in the United States, Emotion in Asia and Geller Nessis in Israel. We also increased our interest and repayment of debt incurred in connection with acquisitions of interests (earn-out payments) and debt incurred in connection with commitments to acquire minority interests (buy-out payments) in a number of agencies. The income from the sale of subsidiaries came from Bensimon Byrne in Canada and Sopact in France.

     Net cash flow from financing activities includes dividends paid, changes in debt position, share repurchase transactions and warrants issued. Financing activities resulted in the net use of €350 million of cash in 2006, compared to a cash inflow of €220 million in 2005. This is largely the result of the repurchase of warrants for €200 million, the partial repayment of the OCEANE 2018 following a partial exercise of the put option in January 2006 for €51 million, including interest, and share repurchases (net of sales under the stock option plan) for €64 million.

     The share repurchase program concerned 3 million shares in 2006, or 1.5% of our capital. This program aims to create a reserve for a new long-term stock option plan (LTIP) 2006 – 2008, which was launched in August 2006. Dividends paid in 2006 amounted to €89 million compared to €74 million in 2005. In total, our cash position net of bank overdrafts remained stable, at €1,890 million at December 31, 2006, compared with €1,885 million at December 31, 2005.

Free cash flow

     Our free cash flow (excluding changes in working capital requirement) increased 14%, rising from €478 million in 2005 to €544 million in 2006. Free cash flow (excluding changes in working capital requirement) is equal to cash flow from operating activities, minus net investments in fixed assets and excluding the effect of changes in working capital requirement. Free cash flow (excluding changes in working capital requirement) is a non-GAAP indicator that we use to measure our liquidity from operating activities after accounting for investments in fixed assets, but before acquisitions or sales of equity participations, and before financing activities (including financing the working capital requirement). We believe this indicator is useful to show our cash flow (or requirements) before acquisitions, divestitures and financing. Investors should not place undue reliance on free cash flow (excluding changes in working capital), particularly given that some companies define free cash flow differently. The Group’s free cash flow (excluding changes in working capital requirement) in 2005 and 2006 is presented below:

	At December 31,

	2006	2005

	(Millions of euros)
Cash flow from operating activities	593	620
Investments in fixed assets (net)	(52)	(68)
Free cash flow	541	552
Effect of changes in the working capital requirement	3	(74)
Free cash flow before changes in working capital requirement	544	478

CAPITAL RESOURCES AND INDEBTEDNESS

     Consolidated shareholder’s equity rose from €2,056 million at December 31, 2005 to €2,080 million at December 31, 2006, and minority interests amounted to €27 million in 2006, compared to €20 million in 2005.

     Net financial debt rose from €207 million at December 31, 2005 to €221 million at December 31, 2006. We use net financial debt, a non-GAAP indicator, to evaluate our overall debt burden net of cash resources and equivalents, which is important to our overall financial strength and borrowing capacity. We set internal financial ratio targets by reference to net debt at year end and its average level for each year (as described below). Investors should not place undue reliance on this indicator, particularly because some companies define net financial debt differently than we do. Net financial debt at December 31, 2005 and December 31, 2006 is presented in the following table:

	At December 31,

	2006	2005

	(Millions of euros)
Financial debt (long- and short-term)	2,114	2,137
Fair value of derivatives covering exposure on net investments (1)	25	59
Fair value of derivatives covering exposure on intragroup loans/ borrowings (1)	2	(9)
Cash and cash equivalents	(1,920)	(1,980)
Net financial indebtedness	221	207

(1) See note 17 and note 23 to the consolidated financial statements.

     Debt remained stable compared to its position at the end of 2005, despite payments of €200 million for the warrant repurchase in February 2006 and €64 million for share repurchases (net of amounts received in connection with option grants as part of the current plan). Such stability was due to the availability of operating cash flow, which was sufficient to compensate for the significant cash outflows. Average net debt also showed positive results, dropping from €925 million in 2005 to €636 million in 2006, which represents a significant decrease of €289 million. The ratio of net debt to shareholder’s equity remained at 0.10, the same as at December 31, 2005.

     Gross consolidated debt was at €2,114 million at December 31, 2006, compared to €2,137 million at December 31, 2005. Over 90% of gross consolidated debt at the end of 2006 was due in more than one year, and over 52% was due in over five years. See note 22 of the consolidated accounts for a detailed payment schedule of the Group’s debt.

     The financial debt is comprised of fixed-rate loans (55% of gross consolidated debt, excluding debt relating to buyout obligations in respect of equity participations, and minority purchase commitments at December 31, 2006) for which the average rate for 2006 was 5.66% (this rate includes additional interest linked to the split of the Oceane and Orane obligations between debt and equity capital). The average rate of the floating interest rate debt (45% of debt at December 31, 2006) was 5.58% in 2006.

     The majority of gross financial debt is in euros and in US dollars. Taking into consideration the swap on the Eurobond, the debt breakdown by currency at December 31, 2006 is as follows: €1,024 million in euros, €913 million in US dollars, and €177 million in other currencies.

     In December 2005, we put into place financial ratio targets meant to guide the Group’s financial policy, including decisions relating to external growth and dividends. These ratios were respected by a large margin at the close of the year, as the table below shows:

	Financial ratio	At December	At December
	targets	31, 2006	31, 2005

Net average debt/ operating margin before depreciation	< 1.50	0.78	1.21
Net debt / consolidated shareholder’s equity	< 0.5	0.1	0.1
Interest coverage (operating margin before depreciation/ cost
of net financial debt)	> 7	22.8	9.81

     In addition to our cash and cash equivalents, which were €1,920 million at December 31, 2006, we have access to lines of credit in the total amount of €1,546 million as of the same date. The credit lines include a multi-currency syndicated facility in the amount of €1,035 million, which expires in December 2009.

     Cash management was optimized through creating domestic cash-pooling structures in the countries of our main operations. We made yet another improvement in 2006 when we created international cash pooling with the goal of centralizing all cash for the Group as a whole.

Cash resources are for the most part held by subsidiaries in countries where funds can be freely transferred and centralized.

     Since December 2005, we have been rated by the two leading international agencies – Standard & Poor’s and Moody’s. Following the announcement of the acquisition of Digitas on December 20, 2006, on the date of the signing of the agreement, the ratings were: BBB+ from Standard & Poor’s, with a negative outlook; and Baa2 from Moody’s, with a stable outlook.

     We believe that we have the resources sufficient for our operating requirements and investment plan for the next 12 months. The first stage is the Digitas acquisition, paid at the end of January 2007 using available cash, for $1.3 billion.

COMMITMENTS FOR CAPITAL EXPENDITURES AND INVESTMENTS

     As of December 31, 2006, we had no material commitments for capital expenditures, other than those relating to earn-out provisions and commitments to purchase minority interests. Commitments to purchase minority interests, as well as earn-out clauses, are identified on a centralized basis and are valued on the basis of contractual clauses and the most recent available data as well as on projections for the relevant figures over the period. Under the earn-out provisions and the commitments to purchase minority interests, we may be required to pay former owners of acquired companies and minority shareholders maximum amounts of €140 million and €176 million, respectively. We intend to finance these expenditures through operations and, if necessary, additional bank loans.

RESEARCH AND DEVELOPMENT

See Item 4 “Information on the Company—Services and Business Structure—Research Programs.”

OFF-BALANCE SHEET ARRANGEMENTS

     Our off balance sheet commitments include primarily operating lease obligations. The following table presents our off-balance sheet commitments given and received as of December 31, 2006. Commitments presented are gross amounts that have not been discounted to present value.

Operating lease commitments

			Falling due

		Less than	One to Five	More than
	Total	One Year	years	Five years

		(Millions of euros)
Commitments given
Operating lease commitments(1)	1,325	198	678	449
Commitments received
Sub-lease commitments(1)	73	18	45	10

(1) Lease rent expense (net of sub-lease income) was €193 million in 2006 as against €179 million in 2005 and €186 million in 2004.

Other commitments

			Falling due

				More
		Less than	One to	than Five
	Total	One Year	Five years	years

		(Millions of euros)

Commitments given
Commitments to sell investments	8	8	-	-
Guarantees (1)	180	53	44	83
Other commitments (2)	46	24	22	-
Total	234	85	66	83
Commitments received
Unutilized credit facilities (3)	1,546	511	1,035	-
Credit facility dedicated to the acquisition of Digitas (4)	759	759	-	-
Other commitments	2	1	1	-
Total	2,307	1,271	1,036	-

(1)	At December 31, 2006, guarantees include a guarantee of payment of real estate taxes and operating expenses relating to the Leo Burnett building in Chicago, for a total amount of €132 million over the period until 2019. They also include approximately €32 million of guarantee on media space purchase transactions.
(2)	These include, in an amount of €37 million, minimum royalties guaranteed in the context of operation of media space resources.
(3)	See “Exposure to liquidity Risk” in note 22 to our consolidated financial statements.
(4)	This credit facility amounted to $1 billion at December 31, 2006. The Group finally officially decided not to use this credit facility at the end of January 2007, as available cash and credit facilities were sufficient to finance the acquisition.

Commitments related to bonds and to Oranes

Bond convertible into IPG shares – 2% January 2007

     The terms of this bond provide, since June 30, 2003, the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (being a conversion price of $36.74), on the basis of 244.3 shares per bond.

     However, following the exercise of the “put option” in February 2004, only 750 convertible bonds remain in circulation at December 31, 2006; thus Publicis Groupe S.A. is committed, in case of a request for exchange, to delivering a maximum of 183,223 Interpublic Group shares in redemption of the bond.

Oceane 2018 – 2.75% actuarial January 2018

     With respect to the Oceane 2018, bondholders may request that bonds be converted, at the rate of one share for each bond (with a nominal value of €39.15), at any time as from January 18, 2002 until the seventh business day before the maturity date (January 2018). Taking account of the early redemptions made in February 2005 and in January 2006, Publicis Groupe S.A. has a commitment to deliver, if requests for conversion are made, 5,484,334 shares which may, at Publicis Groupe S.A.’s discretion, be either new shares to be issued or existing shares held in its portfolio.

     In addition, the bondholders have the possibility of requesting early redemption in cash of all or part of the bonds they own, on January 18, 2010 and 2014. The early redemption price is calculated in such a way as to provide a gross annual actuarial yield on the bond of 2.75% at the date of redemption.

Oceane 2008 – 0.75% actuarial July 2008

     With respect to the Oceane 2008, the bondholders may request that bonds be converted, at the rate of one share for each bond (with a nominal value of €29), at any time as from August 26, 2003 until the seventh business day before the maturity date (July 2008). Publicis Groupe S.A. therefore has a commitment to deliver 23,172,413 shares which may, at Publicis Groupe S.A.’s discretion, be either new shares to be issued or existing shares held in its portfolio.

Oranes - Bonds redeemable in new or existing shares – September 2022

     The Oranes have a maturity of 20 years and a nominal value of €549. After the redemption of the first two tranches of the bond in September 2005 and 2006, each Orane gives a right to receive 16 new or existing Publicis Groupe S.A. shares, at the rate of one share per year until the twentieth anniversary of issuance of the bond. Publicis Groupe S.A. therefore has the obligation to deliver 1,562,129 shares each year from year 2007 to 2022, or a total of 24,994,064 shares, which may, at Publicis Groupe S.A.’s discretion, be either new shares to be issued or existing shares held in its portfolio.

Obligations related to equity warrants

     The exercise of the equity warrants, which can occur at any time between September 24, 2013 and September 24, 2022, would lead to an increase in Publicis Groupe S.A.’s capital stock. After cancellation of the equity warrants redeemed in 2005 and 2006, Publicis Groupe S.A. is committed to issuing (in the case where all equity warrants were to be exercised) 5,602,699 shares with a par value of €0.40 and a premium of €30.10.

CONTRACTUAL OBLIGATIONS

     The following table summarizes our estimates of amounts due pursuant to contractual obligations to which we were subject as of December 31, 2006.

		Payments Due by Period

		Less			More
		than 1	1-3	3-5	than 5
Contractual Obligations	Total	Year	Years	Years	Years

		(Millions of euros)
Long-Term Debt Obligations(1)	1,715	87	628	6	994
Capital (Finance) Lease Obligations	83	-	-	-	83
Operating Lease Obligations	1,325	198	378	300	449
Purchase Obligations Reflected on the Balance Sheet under IFRS(2)	176	57	35	59	25
Other Long-Term Liabilities Reflected on the Balance Sheet under IFRS(3)	140	59	40	31	10

Total	3,439	401	1,081	396	1,561

(1)	Long-term debt obligations relate to OCEANEs and ORANEs, our obligations under our 2007 and 2012 notes, bank loans, bank overdrafts and accrued interest (see note 22 to our consolidated financial statements).

(2)	Purchase obligations relate to standard put options to repurchase minority interests, the value of which has been estimated on the basis of contractual clauses as of the latest available date (see “— Commitments for Capital Expenditures”).

(3)	Other long term liabilities reflected on the balance sheet under IFRS relate to earn-out provisions (see “— Commitments for Capital Expenditures”).

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     Our consolidated financial statements for 2006, 2005 and 2004 were prepared in accordance with IFRS applicable at December 31, 2006 as approved by the European Union, which differ in certain significant respects from U.S. GAAP.

     As a result, under U.S. GAAP, our net income amounted to €441 million in 2006, €395 million in 2005 and €346 million in 2004, and, compared to €443 million in 2006, €386 million in 2005 and €228 million in 2004 under IFRS. Under U.S. GAAP, shareholders’ equity amounted to €3,075 million at December 31, 2006, €3,074 million at December 31, 2005 and to €2,402 at December 31, 2004, compared to, €2,080 million at December 31, 2006, €2,056 million at December 31, 2005 and €1,621 million at December 31, 2004 under IFRS.

     The effects on the Group’s consolidated net income and consolidated shareholders’ equity of the application of U.S. GAAP are (compared to IFRS) more fully described in note 33 to our consolidated financial statements. The significant differences between U.S. GAAP and the accounting policies applied by the Group under IFRS are summarized below:

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

• Stock-based compensation

Under IFRS, the fair value of stock options at the date of grant is determined in accordance with IFRS 2 “Share-based Payment” and recognized as personnel expenses over the vesting period. The fair value of options is determined using a Black Scholes valuation model. The Group opted for the exception to retrospective application of IFRS 2, allowed by IFRS 1 “First Time Adoption of IFRS”, and only restated plans implemented subsequent to November 7, 2002, for which options are not vested as of January 1, 2005. Under U.S. GAAP, the Group adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, compensation expense associated with stock-based compensation awards granted prior to the adoption of SFAS 123R is recognized over the remaining vesting period (post-adoption) as if SFAS 123R had always been applied based on the fair value measurements previously used to calculate pro forma stock-based compensation expense under SFAS 123. For stock-based awards granted on or after January 1, 2006, the Company will amortize stock-based compensation expense, measured at fair value of the instrument granted, on a straight-line basis over the requisite service period.

• Tangible assets

Under IFRS 1, companies were permitted to recognize adjustments to all or some of their existing assets to record them at their estimated fair values as of January 1, 2004. The Group elected to re-value certain of its assets pursuant to IFRS 1 “First Time Adoption of IFRS.” Under U.S. GAAP, the historical cost of the Company’s assets was not adjusted upon adoption of IFRS.

Pension and post-retirement benefits

In accordance with the option provided by IFRS 1 “First Time Adoption of IFRS”, existing actuarial gains and losses at January 1, 2004 were recognized directly as a reduction of equity. Actuarial gains and losses generated from January 1, 2004 have been amortized using the corridor method over the expected average residual working lives of the beneficiaries up to the end of 2005. Since January 1, 2006, the Group has opted for the recognition of all actuarial gains and losses in equity (as part of the SORIE) as allowed under revised IAS 19.

In addition, under U.S. GAAP, prior to December 31, 2006, and in accordance with SFAS 87, a minimum pension liability was required to be recognized, with an offset to an intangible asset or to equity under certain circumstances. With the adoption of SFAS 158, as at December 31, 2006, the Group has recognized all unamortized actuarial gains and losses as well as past service costs as a component of Other Comprehensive Income. SFAS 158 also requires the recognition of the funded status of defined benefit post-retirement plans in the statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation.

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

Bcom3: under French GAAP the value of the ordinary shares exchanged for Bcom3 stock and ORANEs issued is based on Publicis’ ordinary share price as of the date of acquisition (on September 24, 2000), or €17.60 per share. Under U.S. GAAP, the value of the ordinary shares is based on the five-day average of Publicis’ ordinary share price of €36.40 per share (two days before the public announcement of the acquisition on March 7, 2002, the day of announcement, and two days after).

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

Compensation arrangements: under French GAAP, certain compensation arrangements with former Frankel employees were accounted for as an element of purchase price in purchase accounting. Under U.S. GAAP, to the extent that the compensation is contingent upon continuing employment with the group, it is recognized as compensation expense in theperiods in which it is earned.
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

IMPACT OF IFRS STANDARDS AND IFRIC INTERPRETATIONS WHICH ARE PUBLISHED BUT NOT YET IN FORCE

     The Group has analyzed the IFRS standards and amendments and the IFRIC interpretations published and approved by the European Union at December 31, 2006 which are applicable on January 1, 2007 at the latest, as well as such texts that have not yet been approved by the European Union at December 31, 2006. The Group expects that adoption of these texts will not have a material impact on its financial statements in the periods in which they first become applicable.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statement in accordance with FAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group is currently assessing what impact, if any, this new interpretation will have when adopted.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The group has adopted this standard for the current period ended and its adoption had no effect on our consolidated financial statements for the year ended December 31, 2006 or for any prior period presented.

     In September 2006, the FASB issued FAS 157, “Fair Value Measurement” (“FAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group has not yet estimated the impact, if any, of the new interpretation.

     In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115” (“FAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group has not yet estimated the impact, if any, of the new interpretation.

In March 2006, EITF 06-03: “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” was issued. EITF 06-03 provides guidance on how to account for any tax assessed by a governmental authority that is imposed concurrent with a revenue producing transaction between a seller and a customer. EITF 06-03 is effective for the first interim reporting period beginning after December 15, 2006. EITF 06-03 is not expected to have a material impact on the group’s financial position, results of operations or cash flows.

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

     Pursuant to our statuts (by-laws), the Management Board is appointed by the Supervisory Board and must have at least two but no more than five members. Our Supervisory Board may fill any vacancies on the Management Board within two months. The Supervisory Board also appoints one of the members of the Management Board as chairperson. Under French law, the chairperson of the Management Board is appointed, and may be removed as chairperson, at any time by the Supervisory Board with or without cause. Any member of our Management Board may be removed by the shareholders or by the Supervisory Board. The Management Board meets as often as the interests of our company require and at least once per month. Under French law, members of the Management Board must be natural persons, but need not be shareholders of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the Management Board may serve.

     The following table sets forth, for each member of our Management Board, the member’s current function in our company and principal business activities outside of our company, the date the member’s current term of office is scheduled to expire and the date the member joined the Management Board. In addition, the table provides a summary of the business experience of the members of the Management Board.

Maurice Lévy

Chairman of the Management Board
Initially Appointed	November 27, 1987
Most recent term extension	January 1, 2004
Expiration Date of Current Term	December 31, 2007

     Maurice Lévy joined our company in 1971 and was given responsibility for our data processing and information technology systems. He was successively appointed general secretary (1973), managing director (1977) and chair and chief executive officer (1981) of Publicis Conseil. He became vice chair of our company in 1986 and chair of our Management Board in 1988.

Principal Function in Publicis in 2006	Chairman of the Management Board, Chairman and chief executive officer of Publicis
Conseil SA (France); Chairman, chief executive officer and director of Publicis USA
Holdings, Inc. (USA); Member of the supervisory board of Médias & Régies Europe SA
(France)
Director of: Publicis Canada Inc. (Canada), Fallon Group, Inc. (USA), MMS USA
Holdings, Inc. (USA).

Principal Business Activities Outside	President of the Palais de Tokyo, contemporary art center (French association under law
Publicis	1901) and Member of the supervisory board of Deutsche Bank

Bertrand Siguier

Member of the Management Board
Initially Appointed	June 17, 1999
Most recent term extension	January 1, 2004
Expiration Date of Current Term	December 31, 2007

     Bertrand Siguier was a financial analyst at the Neuflize Schlumberger Mallet Bank from 1967 to 1969. He joined our account management department in 1969. Throughout his tenure with us, Mr. Siguier has been involved with managing some of our most important client accounts. He served as deputy manager and international coordinator of Publicis Intermarco Farner from 1974 until 1979, when he became deputy managing director of our agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as vice president of Publicis Communications in 1988. He has been a member of our Management Board since 1999.

Principal Function in Publicis	Member of the Management Board
President of Multi Market Services France Holdings SAS (France)
Director of: Publicis Constellation SA (France), Publicis Technology SA (France),
Publicis Canada Inc. (Canada), Multi Market Services Limited (U.K.), Publicis & Hal
Riney (USA), Publicis Hellas Advertising (Greece), Publicis Graphics Group Holding
SA (Luxembourg), Publicis Communication Limited (New Zealand), Publicis Mojo
Limited (New Zealand), Publicis Graphics Group Holding SA (Luxembourg), Publicis
Wet Desert Sdn Bhd (Malaysia), and Publicis Communication (Pty) Ltd (South Africa),
Publicis Srl (Italy)
Vice Chairman of Bold Ilettisim Tasarimlari Pazarlama ve Danismanlik Hizmetleri
Sanayi ve Ticaret AS (Turkey), Allmedia Medya Planlama Satinalama Danismanlik ve
Pazarlama AS (Turkey), and of Yorum Tanitim Basim ve Yayin Hizmetleri AS (Turkey)
Deputy chairman of iSe International Sports and Entertainment AG (Switzerland),
Permanent representative of Publicis Groupe on the board of Publicis Finance Services
SA (France)
Permanent representative of Multi Market Services France Holdings on the boards of
Léo Burnett SAS (France), Quomodo SAS (France) and of Marcel SNC (France)

Principal Business Activities Outside	Board member of Gantois SA (France), HM Editions (France) Gaumont
Publicis

Kevin Roberts

Member of the Management Board
Initially Appointed	September 14, 2000
Most recent term extension	January 1, 2004
Expiration Date of Current Term	December 31, 2007

     Kevin Roberts joined Cordiant Plc as a director in 1997. In 1999, he became chief executive officer of Saatchi & Saatchi. Mr. Roberts had previously been a group marketing manager for Procter & Gamble, which he left in 1982 to become regional president of Pepsi-Cola Middle East. In 1987, he was appointed regional president of Pepsi-Cola Canada. He became chief operating officer and director of Lion Nathan Limited in 1999. He is currently Director and President of Saatchi & Saatchi Worldwide, Inc. in the United States.

Principal Function in Publicis	Member of the Management Board of Publicis Groupe SA
Chairman et CEO of Saatchi & Saatchi Worldwide Inc. (USA)
Director of Saatchi & Saatchi Compton Worldwide Inc. (USA), Saatchi & Saatchi North
America, Inc. (USA), Rowland Communications Worldwide, Inc. (USA), Thomson
Murray, Inc. (USA)

Principal Business Activities Outside	Member of the board of Red Rose Limited (New Zealand), Red Rose Charitable Services
Publicis	Limited (New Zealand), NZ Edge.com Holding Limited (New Zealand), and USA
Rugby (USA).

Jack Klues

Member of the Management Board
Initially Appointed	December 7, 2004 (with effect January 1, 2005)
Expiration Date of Term	December 31, 2007

     Jack Klues was chief executive officer of Starcom MediaVest Group until his appointment, in 2005, as Chairman of Publicis Groupe Média. He is also a founding member of Publicis Groupe Media, a Management Board formed in 2004 to oversee and guide our media networks of SMG and ZenithOptimedia. He began his career in 1977 in the Leo Burnett Media department. He rose through the ranks of the media department and was named to the Leo Burnett Company board of directors prior to launching Starcom Worldwide in 1998. He became chairman of the new global company, and then became chief executive officer of SMG when the media companies became sister companies upon the acquisition of Bcom3.

Principal Function in Publicis in 2006	Member of the Management Board of Publicis Groupe SA
President of Publicis Groupe Média
Director of Starcom Worldwide SA (France) and of Starcom Worldwide SA de CV
(Mexico)
Director of Starlink Services, Inc. and of Relay, Inc.

Claudine Bienaimé

Member of the Management Board
Initially Appointed	January 1, 2004
Expiration Date of Current Term	December 31, 2007

     Claudine Bienaimé has been working for our company since 1966 in a variety of management positions, including general secretary of Publicis Conseil and chairperson of Publicis Centre Media. Since 2001 she has been general secretary of our company.

Principal Function in Publicis	Member of the Management Board and general secretary
Director of: Publicis Conseil SA (France), Médiasystem SA (France) *, Solange Stricker
MS&L France SA (France), Groupe Zenithoptimedia SA (France), Publicis Groupe
Investissements BV (Netherlands), Publicis Holdings BV (Netherlands), and Publicis
Groupe Holdings BV (Netherlands);
Permanent representative of: Publicis Conseil on the board of: Publicis Finance Services
SA (France), Publicis Et Nous SA (France), Carré Noir SA (France) *, Re: Sources
France SAS (France), Loeb & Associés SA (France), World Advertising Movies SA
(France),
Permanent representative of Publicis Groupe on the board of Publicis Technology SA
(France);
Member of the Management Committee of Multi Market Services France Holdings SAS
(France);

*Term expired during 2006

Principal Business Activities Outside	Chief executive officer of Société Immobilière du Boisdormant SA (France); Acting
Publicis	general director of Rosclodan SA (France) and Sopofam (France);

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

Our Supervisory Board is currently comprised of fifteen members who are listed below.

     Internal regulations have established the criteria for independence defined by the Supervisory Board on March 9, 2004. Considering the dissociation in Publicis Groupe of management and the share ownership structure, the Supervisory Board deemed it pertinent to consider the following criteria for independence:

  Not being a salaried employee of the Group or a director of a subsidiary or a close relation of a director;

  Not having significant material business relations with the Group as a client or a supplier;

  Not having any family ties or business relations with any of our auditors.

     Applying the independence tests included in the NYSE Listed Company manual and Rule 10A-3 under the Exchange Act, all of the members of the Supervisory Board are independent except: Elisabeth Badinter and her son, Simon Badinter, who is the chairman of the management board of Médias & Régies Europe and an employee of Publicis Groupe; and Henri-Calixte Suaudeau, who was an employee of Publicis Groupe within the last three years. All of the members of the Audit Committee are independent members of the Supervisory Board.

     The following table sets forth, for each member of our Supervisory Board, the member’s current function in our company and principal business activities outside of our company, the date the member’s current term of office is scheduled to expire and the date the member joined the Supervisory Board. The table also sets forth the business experience of each member of the Supervisory Board.

Elisabeth Badinter

Chairperson
Initially Appointed	November 27, 1987 (appointed as chairperson of the Supervisory
Board in April 1996)
Most recent extension of term	June 7, 2006
Expiration Date of Current Term	June 30, 2012

     Elisabeth Badinter is the daughter of Marcel Bleustein-Blanchet. Ms. Badinter is a philosopher and was a lecturer at the Ecole Polytechnique, and is the author of numerous books. She has been a member of our Supervisory Board since 1987 and its chair since 1996.

Principal Functions and Business Activities in 2006	Chairperson of the Supervisory Board and Chairperson of the
supervisory board of Médias & Régies Europe S.A. (France)
Member of the Nomination and Compensation Committee of
Publicis Groupe S.A. (France)
Author

Sophie Dulac

Vice-chairperson
Initially Appointed	June 25, 1998 (appointed as vice-chairperson in June 17, 1999)
Most recent extension of term	June 8, 2004
Expiration Date of Current Term	June 30, 2010
Principal Function in Publicis	Director, vice-chairperson

     Sophie Dulac is the niece of Elisabeth Badinter and granddaughter of Marcel Bleustein-Blanchet, the founder of Publicis Groupe. Ms. Dulac is the founder and manager of a recruitment counseling company and since 2001 has served as the chairperson of the board of Les Ecrans de Paris, a company that runs movie theaters. In addition, she directs Sophie Dulac Productions (a film production company) and Sophie Dulac Distribution (a film distribution company).

Principal Function in Publicis in 2006	Member of the Supervisory Board, vice-chairperson of Publicis
Groupe S.A.
Principal Business Activities Outside Publicis	Manager of Sophie Dulac Productions SARL (France), and
Sophie Dulac Distributions SARL (France);
Chairperson of the board of Les Ecrans de Paris SA (France);
Chairman of Association Paris Tout Court (France).

Michel Halpérin

Member of the Supervisory Board
Initially Appointed	March 2, 2006
Expiration Date of Current Term	June 30, 2008

     Michel Halpérin was President of the Grand Conseil of Geneva (Switzerland). An attorney, he was a member of the Conseil de l’Ordre, then Bâtonnier of the Ordre des Avocats of Geneva. Mr. Halpérin has served, in turn, as a representative of the Liberal party on the Grand Conseil of the Canton of Geneva; as head of the Liberal group in the Grand Conseil; and as Vice-President of the Grand Conseil. He served on the fiscal, economic, urban planning parliamentary commissions as well as chairing the judicial, legislative and human rights parliamentary commissions. A director of several companies, Mr. Halpérin is Vice-President of BNP Paribas (Switzerland); he heads a variety of non-profit associations and has contributed to a wide range of projects.

Principal Business Activities Outside Publicis	Vice-chairperson of Grand Conseil (2003-2004) of Geneva
(Switzerland);
Chairman of Grand Conseil (2005-2006) of the Canton of
Geneva (Switzerland);
Chairman of Human Rights Watch, Geneva International
Committee;
Amis Suisses de l’Université Ben Gourion du Néguev;
Vice-chairperson of board of BNP PARIBAS SA (Switzerland);
Member of the Board of Fondation Genève Place Financière.
Member of the Board of Marc Rich Holding & Co GMBH
(Switzerland)

Michel David-Weill

Member of the Supervisory Board
Initially Appointed	June 21, 1990
Most recent term extension	June 18, 2002
Expiration Date of Current Term	June 30, 2008

     Michel David-Weill has held a variety of senior positions in the Lazard group, which he joined in 1961. Among other things, he was the chairman of Lazard LLC, chairman and chief executive officer of Lazard Frères Banque and chairman and managing partner of Maison Lazard SAS until May 2005. In addition, he is currently serving as Chairman of the Supervisory Board of Eurazeo SA. He is also currently director of the Danone Group and chairman of its Compensation and Appointments committee.

Principal Function in Publicis in 2006	Member of the Supervisory Board
Member of the Audit Committee of Publicis Groupe S.A.
(France).
Principal Business Activities Outside Publicis in 2006	President of Malesherbes SAS (France);
Director of the board of:
Groupe Danone SA (France),
Chairperson of the supervisory board of Eurazeo SA (France);
Managing partner of:
Partena SCS (France)
Manager of:
Parteman SNC (France) and BCNA*;
Chairman of the Nomination and Compensation Committee of
Groupe Danone SA (France).
*Term expired during 2006

Henri-Calixte Suaudeau

Member of the Supervisory Board
Initially Appointed	November 27, 1987
Most recent term extension	June 7, 2006
Expiration Date of Current Term	June 30, 2012

     Henri-Calixte Suaudeau joined our company in 1989 and is Director of Publicis Conseil after having served in several management positions including president of our Drugstore subsidiary until 1999. He led our real estate department from 1997 to 2004. Prior to 1989, he was an estate administrator and real estate valuation consultant for the French court system.

Principal Function in Publicis in 2006	Director of Publicis Conseil SA (France); Member of the
Nomination and Compensation Committee of Publicis Groupe
S.A. (France)
Principal Business Activities Outside Publicis in 2006	None

Monique Bercault

Member of the Supervisory Board
Initially Appointed	June 25, 1998
Most recent term extension	June 8, 2004
Expiration Date of Current Term	June 30, 2010

     Monique Bercault is a technical advisor for the Chairman of the Médias & Régies Europe Management Board. She has held a variety of positions with our company since joining us and was named head of human resources of Médias & Régies Europe.

Principal Function in Publicis in 2006		Member of the Supervisory Board
Technical advisor to the chairman of the management board of
Médias & Régies Europe
Principal Business Activities Outside Publicis in 2006		None

Hélène Ploix

Member of the Supervisory Board
51

Initially Appointed	June 25, 1998
Most recent term extension	June 8, 2004
Expiration Date of Current Term	June 30, 2010

     Hélène Ploix has been president of Pechel Industries Partenaires, manager of Pechel Industries SAS, of which she has served as President since 1997 and manager of FCPR Pechel Industries II. She has served as president of the Banque Industrielle et Mobilière Privée, deputy general manager of the Caisse des Dépôts et Consignations, president of the Caisse Autonome de Refinancement, adviser to the French Prime Minister, director of the International Monetary Fund and the World Bank, and president of CDC Participations.

Principal Function in Publicis in 2006	Member of the Supervisory Board
Member of the Audit Committee of Publicis Groupe S.A.
(France)
Principal Business Activities Outside Publicis in 2006	Chairman of:
Pechel Industries Partenaires SAS, Pechel Industries SAS
(France), and Pechel Services SAS (France);
Member of the board of:
Lafarge (France), BNP Paribas (France), Boots Alliance Plc
(UK), and Ferring (Switzerland);
Permanent representative of:
Pechel Industries on the boards of Aquarelle.com Group SA
(France), Quinette Gallay SA (France), CVBG-Dourthe
Kressman SA (France), Xiring * SA (France), and CAE
International SA (France);
Permanent representative of Pechel Industries Partenaires: SVP
Management et Participations SA (France);
Manager of Hélène Ploix EURL and Hélène Marie Joseph EURL
(France);
*Term expired during 2006

Gérard Worms

Member of the Supervisory Board
Initially Appointed	June 25, 1998
Most recent term extension	June 8, 2004
Expiration Date of Current Term	June 30, 2010

     Gérard Worms began his career as a technical adviser in the French civil service. After having held various positions at Société Générale de Belgique, the Rhône Poulenc group and at the Hachette group. From 1990 to 1995, he served as chairman and chief executive officer of the Compagnie de Suez and Chair of the Indosuez Bank. He was chairman of the Conseil des Commanditaires of Rothschild and Cie Banque (Paris).

Principal Function in Publicis in 2006	Member of the Supervisory Board
Chair of the Audit Committee of Publicis Groupe S.A. (France)
Principal Business Activities Outside Publicis in 2006	Vice Chairman Rothschild Europe (France);
Chairman of S.G.I.M. SA (France) *;
Member of the supervisory board of:
Métropole Télévision SA (France), Médias et Régies Europe SA
(France), and Paris-Orléans SA (France);
Director of: Editions Atlas SA (France), Cofide SA (Italy); and
SIACI SA (France).
Auditor of: Ondéo Degrémont SA (France).
*Term expired during 2006

Amaury de Seze

Member of the Supervisory Board
Initially Appointed	June 25, 1998
Most recent term extension	June 8, 2004
Expiration Date of Current Term	June 30, 2010

     Amaury de Seze is the President of PAI Partners. He has held senior operating and management positions in a number of major companies. He was appointed general manager of Volvo France in 1981 and served as its chairman from 1986 to 1993. From 1990 to 1993, he was also president of Volvo’s European operations, senior vice president of AB Volvo and a member of the executive committee of the Volvo group (AB Volvo). He has served on the boards of the French Postal Service, Schneider, Sema Group, Bruxelles Lambert group, Poliet, Clemessy, Compagnie de Fives Lille and Eiffage, among others.

Principal Function in Publicis in 2006	Member of the Supervisory Board

Principal Business Activities in 2006	Chair of the supervisory board
of PAI partners UK Ltd (UK);
Member of the supervisory board of Gras Savoye SCA (France);
Vice-President of supervisory board of Carrefour SA (France)
Director of:
Eiffage SA (France), Erbé SA (Belgium), Gepeco SA (France),
Groupe Bruxelles Lambert SA (Belgium), Groupe Industriel
Marcel Dassault SA (France), PAI Europe III General Partner NC
(Guernsey), PAI Europe IV General Partner NC (Guernsey), PAI
Europe IV UK General Partner Ltd (UK), PAI partners Srl (Italy),
SAECO Spa (Italy), Power Corporation du Canada Holding Ltd.
(Canada), Pargesa SA (Switzerland), Vivarte SA (France),
Novalis SAS (France) and Novasaur SAS (France);

Simon Badinter

Member of the Supervisory Board
Initially Appointed	June 17, 1999
Most recent term extension	June 1, 2005
Expiration Date of Current Term	June 30, 2011

     Simon Badinter is the son of Elisabeth Badinter. Mr. Badinter joined Médias & Régies Europe in 1991. He is the chairman of the management board of Médias & Régies Europe.

Principal Function in Publicis in 2006	Chairman of the management board, Médias & Régies Europe
SA (France); Permanent representative of Médias et Régies
Europe (France), R.P.T.P-Métrobus Publicité SA (France),
Médiavision & Jean Mineur SA (France); Chairman of the
management board of Gestion Omni Media Inc. (Canada) and
Chairman of the management board and Chief Executive Officer of Omni Media Cleveland Inc. (USA) and Chairman and Chief
Executive Officer of Médias & Régies America Inc. (USA).
Principal Business Activities Outside Publicis	None

Michel Cicurel

Member of the Supervisory Board
Initially Appointed	June 17, 1999
Most recent term extension	June 8, 2004
Expiration Date of Current Term	June 30, 2010

     Michel Cicurel is currently chair of Compagnie Financière Edmond de Rothschild Banque and Compagnie-Financière Saint-Honoré. He was previously a senior official in the French Treasury Department, after which he held senior management positions at the Compagnie Bancaire, Cortal Bank, Dumenil-Leble Bank, the Danone Group and Cerus.

Principal Function in Publicis in 2006	Member of the Supervisory Board
Chair of the Nomination and Compensation Committee of
Publicis Groupe S.A. (France)
Principal Business Activities Outside Publicis	Chairman of the Management Board of: La Compagnie
Financière Edmond de Rothschild Banque SA and Compagnie-
Financière Saint-Honoré SA (France);
Chairman of the board of: ERS SA (France), Edmond de
Rothschild SGR Spa (Italy), and Edmond de Rothschild SIM Spa
(Italy); Chairman of the supervisory board of: Edmond de
Rothschild Multi Management SAS (France);
Member of the board of:
Banque Privée Edmond de Rothschild (Switzerland), Edmond de
Rothschild Limited (U.K.), La Compagnie Financière Holding
Edmond et Benjamin de Rothschild SA (Switzerland), La
Compagnie Benjamin de Rothschild (Switzerland), Bouygues
Telecom SA (France), Cdb Web Tech (Italy), Rexecode
(Association) (France), and Société Générale SA (France).
Permanent representative of:
Compagnie Financière Edmond de Rothschild Banque (France)
on the boards of Edmond de Rothschild Corporate Finance SA
(France), Edmond de Rothschild Asset Management SA (France),
Edmond de Rothschild Financial Services (France), Equity
Vision SA France and Assurances et Conseils Saint-Honoré
(France).
Member of the board of limited Partners of Rothschild &
Compagnie Banque SCS (France).
Permanent representative of Compagnie-Financière Saint-Honoré
on the board of Cogifrance SA (France) Auditor, Paris-Orléans
SA (France)

Felix George Rohatyn

Member of the Supervisory Board
Initially Appointed	June 14, 2001
Expiration Date of Current Term	June 30, 2007

     Felix George Rohatyn is Chief Executive Officer of Rohatyn Associates LLC. He had previously served as the U.S. Ambassador to France from 1997 until 2000 and had been a managing director of Lazard Frères and Company. He joined Lazard Frères in 1948 and became a partner there in 1961. From 1968 to 1972, he has also served as a member of the Board of Governors of the New York Stock Exchange. From 1975 to 1993, he was chairman of the Municipal Assistance Corporation of the City of New York.

Principal Function in Publicis in 2006                                  Member of the Supervisory Board

Principal Business Activities Outside Publicis	Chairman of Rohatyn Associates LLC (USA) and of Lehman
Brothers’ International Advisory Committees; Director of:
LVMH Moët Hennessy Louis Vuitton S.A. (France), Rothschilds
Continuation Holdings AG (Switzerland) * and French-American
Foundation (USA);
Member of supervisory board of Lagardère Group S.A.
(Switzerland);
Trustee and vice-chairperson of Carnegie Hall (USA) and Trustee of Center for Strategic and International Studies (CSIS) (USA)
and on the Board of Middlebury College (USA)
Member of the Council on Foreign Relations (USA)
*Term expired during 2006

Léone Meyer
Member of the Supervisory Board
Appointed	June 7, 2006
Expiration Date of Current Term	June 30, 2012

     Léone Meyer is currently President of Phison Capital, finance and investment company. From 1998 to 2005, she was appointed Chairman and Member of the Supervisory Board of Galeries Lafayette SA, Chairman of Sogefin, Member of the Supervisory Board of BHV and Member of the Boards of Cofinoga, Lafayette Services-Laser and Monoprix. She was Member of the Supervisory Board of Casino from 2000 to 2003.

Principal Function in Publicis in 2006	Member of the Supervisory Board
Principal Business Activities Outside Publicis	Chair of Phison Capital

Yutaka Narita
Member of the Supervisory Board
Initially Appointed	June 18, 2002
Expiration Date of Current Term	June 30, 2008

     Yutaka Narita has been principal advisor of Dentsu since 2004. Since joining Dentsu in 1953, he has held a variety of positions, in particular, director of the newspaper/magazine division starting in 1971 and later, director of one of Dentsu’s account services divisions. He became a member of the Dentsu board of directors in 1981, served as managing director from 1983-1989 and was subsequently promoted to senior managing director. In 1993 he became the ninth president of Dentsu, and, as of June 27, 2002, he became chairman and chief executive officer of Dentsu.

Principal Function in Publicis in 2006	Member of the Supervisory Board
Principal Business Activities Outside Publicis	Principal advisor of Dentsu Inc.;
Chairman of the Japan Advertising Agencies Association;
Chairman of the Japan Audit Bureau of Circulation and of Dentsu
Communication Institute Inc;
Executive director of FM Japan Ltd.*;
Member of the Foundation Board of the Institute for Management
Development;
Member of: the French Chamber of Commerce and Industry in
Japan, and the Strategic Council on Attractiveness of France;
Professor Emeritus, Beijing University.
*Term expired during 2006

Tateo Mataki

Member of the Supervisory Board
Initially Appointed	September 9, 2004
Expiration Date of Current Term	June 30, 2008

     Tateo Mataki has been president and chief executive officer of Dentsu Inc. since 2004. Mr. Mataki joined Dentsu in 1962, where he held several positions until he joined the Dentsu board of directors in 1993, first as managing director for the Newspaper and Magazines Divisions, then as senior managing director in charge of Account Services. Named executive vice president in 1999, he became the tenth president of Dentsu in 2002.

Principal Function in Publicis	Member of the Supervisory Board
Principal Business Activities Outside Publicis	Chairman and Chief Executive Officer of Dentsu Inc.;
Vice president of Japan Marketing Association, International
Advertising; Association Japan Chapter; Organizing Committee
for the IAAF World Championship in Athletics 2007;
Member of Controlling Committee of Japan Advertising
Agencies Association *
President of Japan Advertising Agencies Association;
Member of: the Nippon Academy Award Association and The
Tokyo Chamber of Commerce and Industry;
Director of:
Tokyo Broadcasting System Television, Inc, Broadcasting
System of Niigata Inc, Shinetsu Broadcasting Corporation Ltd;
Senior Corporate Advisor to Iwate Broadcasting Co., Ltd.
External director of Television Nishinippon Corporation
*Term expired during 2006

ADDITIONAL INFORMATION

     The Supervisory Board currently has 15 members. See “—Directors, Senior Management and Employees.” The rules of company government and the independence criteria adopted by the Company for the members of the Supervisory Board are discussed in “—Directors, Senior Management and Employees.”

     Internal guidelines are based on the independence criteria defined by the Supervisory Board on March 9, 2004. In view of the separation of the management and supervisory tasks within the Company and the capital structure, the Supervisory Board accordingly adopted the following characteristics as independence criteria:

  not be an employee or a member of the Supervisory Board or the Management Board or a close relative of such member;

  not have a significant business relationship with the Company as either a client or a supplier;

  not have any family ties or business relationship with any of the Company’s auditors.

     Except as noted above or in Item 7 “Major Shareholders and Related Party Transactions,” there are no family relationships between any of the members of our Supervisory Board or Management Board or any potential conflicts of interest between the members of our Supervisory Board or Management Board. We have no agreements with any of the members of our Supervisory Board or Management Board providing for benefits to be paid upon termination of employment, nor do any of our subsidiaries have any such agreements, except as described in “—Directors, Senior Management and Employees,” Item 7 “Major Shareholders and Related Party Transactions” and Item 10 “Additional Information—Material Contracts—Agreements with Directors.” Except as described in Item 7 “Major Shareholders and Related Party Transactions,” none of the members of the Supervisory Board or the Management Board was selected pursuant to arrangements or understandings with major shareholders, customers, suppliers or others.

COMPENSATION

     The following table sets forth the total compensation and benefits that were paid to the members of our Supervisory Board or Management Board, either by the Company itself, or by any of its controlled subsidiaries as defined by article 233-16 of the French Code de commerce, during the fiscal year ended December 31, 2006. For certain members of the Supervisory Board or the Management Board, this compensation includes both a fixed salary and a variable bonus. The fixed salary included in the total compensation is set forth in the following table (amounts are in euros and do not reflect deductions relating to taxes or social charges).

			2006			2005

			Variable
	Total Gross		Compensation	Attendance	Benefits in	Total Gross
	Compensation	Fixed Salary	(10)	Fees (10)	Kind (11)	Compensation	Fixed Salary

Management Board
Maurice Lévy (7)	3,300,000	900,000	2,400,000			3,060,430	800,080
Claudine Bienaimé (6)	463,200	180,000	283,200			300,000	120,000
Jack Klues (1)	1,831,252	797,210	1,020,429		13,613	1,608,439	643,688
Kevin Roberts (1)(8)	3,647,994	797,210	2,833,284		17,500	2,561,550	804,610
Bertrand Siguier	661,953	400,000	261,953			577,440	327,440
Supervisory Board
Elisabeth Badinter	227,939	182,939		45,000		222,939	182,939
Sophie Dulac	20,000			20,000		15,000
Robert Badinter (2)	20,000			20,000		15,000
Michel David-Weill	35,000			35,000		10,000
Henri-Calixte Suaudeau	45,000			45,000		40,000
Monique Bercault	25,000			25,000		20,000
Hélène Ploix	55,000			55,000		45,000
Gérard Worms	55,000			55,000		45,000
Amaury de Seze	15,000			15,000		10,000
Simon Badinter (1)(9)	344,956	153,064	163,464	20,000	8,428	322,520	154,485
Michel Cicurel	45,000			45,000		30,000
Robert L. Seelert (1)(3)	299,724	239,163		20,000	40,561	290,543	241,383
Felix G. Rohatyn	10,000			10,000		15,000
Yutaka Narita	20,000			20,000		20,000
Tateo Mataki	15,000			15,000		5,000
Fumio Oshima	-	-	-	-	-	10,000
Michel Halpérin (4)	-	-	-	-	-	-	-
Léone Meyer (5)	-	-	-	-	-	-	-
TOTAL	11,137,018	3,649,586	6,962,330	445,000	80,102	9 223 861	3,274,625

(1)	Compensation defined and paid in dollars. The conversion into euros was made at an average rate of 1 $ = €0.79721 in 2006 and 1 $ = 0.80461 in 2005.

(2)	Mr. Badinter’s term of office expired on March 2, 2006.

(3)	Mr. Seelert’s term of office expired on June 7, 2006.

(4)	Mr. Halpérin was appointed to the Supervisory Board on March 2, 2006.

(5)	Ms. Meyer was appointed to the Supervisory Board on June 7, 2006.

(6)	Variable compensation in 2006 includes a loyalty bonus (€3,200), paid based on Group’s practices in France at the 40th anniversary of service within the Group.

(7)	Base compensation in 2006 includes €100,000 owed on December 31, 2006 that was paid in 2007.

(8)	Variable compensation includes an annual pension payment under the contract.

(9)	Criteria for variable parts: changes in results of operations of Média & Regies Europe.

(10)	Amounts paid in 2006 for the year 2005 (subject to notes (6) and (8)).

(11)	Benefits in kind do not include the use of a company car when it does not constitute material amounts.

     The conditions of employment of the members of the Management Board are set by the Supervisory Board based on recommendations from the Compensation Committee. Yearly compensation for members of the Management Board includes a fixed component (salary and benefits), and a variable bonus, defined in relation to the base salary. The amount of the variable component (the bonus) is based on the year’s performance and on the extent to which quantitative goals relating to the Company’s results of operations and qualitative goals were reached. The Compensation Committee determines to what extent such goals were achieved. The main criteria for determining the bonus paid to members of the Management Board for fiscal years 2005 and 2006 were:

  Mr. Maurice Lévy: organic growth of revenue and our rate of net results, compared to the three leading worldwide communication groups; the consolidation of new management structures and the continuation of the Group’s roll-out;

  Mr. Kevin Roberts: the growth of Saatchi & Saatchi’s operating income relative to the budget and goals. In addition to the 2005 and 2006 yearly bonuses, we paid a yearly pension allocation pursuant to undertakings following the acquisition de Saatchi & Saatchi, which was mentioned in the current contract described Item 10 “Additional Information—Material Contracts—Agreements with Directors”;

  Mr. Jack Klues: the growth of Publicis Groupe Media’s operating income relative to the budget and goals;

  Mr. Bertrand Siguier: the achievement of qualitative goals in the sectors for which he is responsible (in particular the Dentsu partnership, sports marketing, development of the Group’s business in Africa);

  Ms. Claudine Bienaimé: the achievement of qualitative goals in her function as General Secretary of the Groupe.

     In accordance with the global maximum package of the fees of the members of our Supervisory Board determined by the shareholders’ general assembly, each of the members of the Supervisory Board received €5,000 in 2006 for each meeting attended in 2005. An amount of €5,000 was paid to each member of the Audit Committee and of the Appointment and Compensation Committee for each meeting attended in 2005.

Compensation due for 2006

On February 27, 2007, after having heard the recommendations of the Compensation Committee, the Supervisory Board set the following amounts for variable compensation to be paid in 2007 to the members of the Management Board for the 2006 fiscal year: Maurice Lévy, €2,700,000; Kevin Roberts, $1,800,000; Jack Klues, $1,500,000; Bertrand Siguier, €350,000; and Claudine Bienaimé, €300,000.

The gross compensation for 2006 of the members of the Management Board, compared to compensation for 2005, is presented in the following table:

Compensation (in euros) for fiscal years 2005 and 2006 (gross amounts before taxes)

	Total for			Benefits	Total for			Benefits
	2006, of		Variable	in kind	2005, of		Variable	in kind
	which:	Fixed Salary	Compensation	(4)	which:	Fixed Salary	Compensation	(4)

Management Board
Maurice Lévy	3,600,000	900,000	2,700,000		3,200,080	800,080	2,400,000
Claudine Bienaimé (2)	483,200	180,000	303,200		400,000	120,000	280,000
Jack Klues (1)	2,006,638	797,210	1,195,815	13,613	1,676,210	643,688	1,020,429	12,093
Kevin Roberts (1) (3)	3,169,668	797,210	2,354,958	17,500	3,661,704	804,610	2,833,284	23,810
Bertrand Siguier	750,000	400,000	350,000		589,393	327,440	261,953

(1)	Compensation defined and paid in dollars. The conversion into euros was made at an average rate of $1 = €0.79721 in 2006 and $1 = €0.80461 in 2005.
(2)	Variable compensation in 2006 includes a loyalty bonus (€3,200) paid based on Group’s practices in France on the 40th anniversary of employment with the Group.
(3)	Variable compensation includes an annual pension payment under the contract.
(4)	Benefits in kind do not include the use of a company car when it does not constitute material amounts.

BOARD PRACTICES

     Our Supervisory Board has established an Appointments and Compensation Committee and an Audit Committee. In 2006, the Appointments and Compensation Committee was composed of Michel Cicurel, chair of the committee, Elisabeth Badinter and Henri-Calixte Suaudeau. The committee reviewed and made recommendations to the Supervisory Board concerning the appointment of members of the Supervisory Board of our company and the remuneration of the members of the Management Board.

     At the end of 2006, our Supervisory Board adopted an amendment to its internal rules effecting the split of the Appointments and Compensation Committee into two separate Committees, thus creating an Appointments Committee and a Compensation Committee. Since February 27, 2007, the Appointments Committee is composed of Elisabeth Badinter, the chair of this committee, Michel Cicurel, Léone Meyer and Henri-Calixte Suaudeau. The committee reviews and makes recommendations to the Supervisory and Management boards concerning the appointment of the members of the Supervisory and Management boards.

     Since February 27, 2007, the Compensation Committee is composed of Michel Cicurel, chair of this committee, Elisabeth Badinter and Amaury de Seze. Michel Cicurel chairs the committee since July 2005 (when it was still the Appointments and Compensation Committee). Gérard Pédraglio was designated as a permanent expert on the committee. The committee reviews and makes recommendations to the Supervisory Board concerning the remuneration of the members of the Management Board.

     The Audit Committee is composed of Gérard Worms, the president of the committee, Hélène Ploix and Michel David-Weill. Jean-Paul Morin was designated as the permanent Audit Committee expert. The committee oversees the organization and execution of our audits with a view to ensuring the consistency and accuracy of the financial statements and reviews our financial procedures and the implementation of recommendations of our external auditors. The Audit Committee is also responsible for reviewing the budget for external audits to be approved by the Management Board.

EMPLOYEES

     As of December 31, 2006, we employed approximately 39,939 people worldwide. Our employees are distributed geographically and by main category of activity as follows:

	2006	2005	2004

Europe	15,258	14,412	14,151
North America	11,990	12,158	11,308
Rest of World	12,691	12,040	10,925
Total	39,939	38,610	36,384

	2006	2005	2004

Commercial	22%	23%	22%
Creative	17%	18%	17%
Production and specialized activities	15%	15%	15%
Media and research	22%	22%	22%
Administration and Management	17%	16%	17%
Other	7%	6%	7%
Total	100%	100%	100%

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

SHARE OWNERSHIP

     As of December 31, 2006, none of our Supervisory Board or Management Board members owns 1% or more of our shares except as described under Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders,” and except for Léone Meyer who beneficially owned 8,841,829 or approximately 4.45% of our shares, and for Maurice Lévy, who beneficially owned 4,607,354 of our shares (including 3,000,000 shares owned through sociétés civiles owned by Mr. Lévy and his family), or approximately 2.32% of our total outstanding shares.

     Our Management Board and Supervisory Board members as a group (excluding Elisabeth Badinter and her children) owned, directly or indirectly, 16,161,619 of our shares, representing approximately 8.13% of our shares as of December 31, 2006 (including 2.32% controlled by Mr. Maurice Lévy). See Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders” for further information concerning ownership of our shares by Ms. Badinter. The members of our Supervisory Board or the Management Board as a group also owned options to subscribe or to purchase 2,803,918 of our shares (1,005,460 of which are exercisable) as of December 31, 2006. The exercise of 950,000 of these options will be subject to meeting objectives over the course of a 3-year plan. These options have exercise prices ranging from €4.91 to €33.18 per share and will expire between 2006 and 2015. See note 28 of the notes to the consolidated financial statements.

     The following table contains information regarding the numbers of shares, voting rights and stock options held by Publicis Groupe’s Management Board and Supervisory Board members as of December 31, 2006. Two types of stock options are held: those with the right to buy ‘new’ shares if the Company issues additional shares, and those with the right to buy ‘existing’ shares.

				Options Held That
				are Exercisable for Existing Shares

		Voting
	Shares of	Rights of			Number
	Publicis	Publicis	Options Held		That are	Weighted
	Groupe	Groupe	for New	Total	Conditional	Average
	Owned	Owned(1)	Shares	Number	Options(2)	Price

Management Board
Maurice Lévy(3)	4,607,354	9,073,082	195,500	1,396,275	300,000	25.89
Claudine Bienaimé(4)	62,815	125,630	15,500	150,449	90,000	26.12
Jack Klues(5)	0	0		338,164	170,000	27.05
Kevin Roberts(6)	0	0		497,840	300,000	27.50
Bertrand Siguier(7)	85,000	170,000	6,000	204,190	90,000	27.10
Supervisory Board
Elisabeth Badinter	20,072,339	40,144,678
Sophie Dulac	2,469,460	4,938,920
Michel David-Weill	1,000	1,120
Henri-Calixte Suaudeau	80,381	160,762
Monique Bercault	840	1,680
Léone Meyer	8,841,829	8,841,829
Hélène Ploix	8,950	17,900
Gérard Worms	340	680
Michel Halpérin	1,500	1,500
Amaury de Seze	200	400
Simon Badinter	350	700
Michel Cicurel	200	200
Felix G. Rohatyn	1,000	2,000
Yutaka Narita	200	400
Tateo Mataki	200	200

(1)	Reflects impact of double voting rights, as applicable.
(2)	The exercise of these options is subject to meeting certain objectives over the course of a 3-year plan “LTIP II” (2006-2008).
(3)	Options held in tranches 9, 11, 15, 16, 19, 21 and 22.
(4)	Options held in tranches 7, 8, 9 ,11, 13, 17 and 22.
(5)	Options held in tranche 17 and 22.

(6)	Options held in tranche 19 and 22.
(7)	Options held in tranche 9, 11, 13, 16, 19 and 22.

     We have a number of stock option plans available to our Management Board and Supervisory Board members, managers and other employees. In addition, Saatchi & Saatchi and Nelson Communications had in place stock option plans for their directors and employees before we acquired them. When the acquisition of each of those firms was completed, options under the relevant plans were converted into options to purchase or subscribe for our shares. See note 28 of the notes to our financial statements for a summary of each of the plans we currently maintain.

     The following table shows the stock options that were granted to and/or exercised by the members of the Management Board during the period January 1, 2006 to December 31, 2006:

	Stock Options		Average
	Granted/	Title of Stock	Price	Expiration
	Purchased	Option (*)	(in euros)	Date	Plan

Stock options granted from January 1st to
December 31, 2006
Maurice Lévy	100,000	A	29.27	08/20/2016	21st tranche
	300,000*	A	29.27	08/20/2016	22nd tranche
Kevin Roberts	300,000*	A	29.27	08/20/2016	22nd tranche
Bertrand Siguier	90,000*	A	29.27	08/20/2016	22nd tranche
Jack Klues	170,000*	A	29.27	08/20/2016	22nd tranche
Claudine Bienaimé	90,000*	A	29.27	08/20/2016	22nd tranche
Stock options exercised from January 1st to
December 31, 2006
Maurice Lévy	—
Kevin Roberts	—
Bertrand Siguier	—
Jack Klues	—
Claudine Bienaimé	—

(*) the exercise of these options is conditional on achieving the goals under the three-year plan 2006-2008 entitled “LTIP II”

Employee Shareholdings

The options for subscription or purchase of our shares, offered to and exercised by the 10 most highly compensated employees who are not members of the Supervisory Board or Management Board, are the following:

Number of
options
granted /
	subscribed or	Average weighted
	purchased	price (€)	Plan

Options granted between January 1 and December 31, 2006,	738,000	29.27	22nd tranche (1)
by the issuer and by any company included in the scope of
option allocation to their respective ten employees, whose
number of options thus extended is the highest (on the
global basis)

Options held from the issuer and the aforementioned	264,274	23.82	8/9/17/19th
companies, exercised between January 1 and December 31,			tranches and
2006 by their respective ten employees who bought or			former Nelson
subscribed the greatest number of options (on the global			plans
basis)

(1) The exercise of these options is subject to meeting the goals based on a three-year plan.

     The total number of options to be exercised on December 31, 2006 by the ten above-mentioned employees who collected the greatest number of options in 2006 amounts to 1,291,081 at an average price of €27.45 each. Of these, 738,000 options are conditional.

     The total number of options for subscription or purchase of our shares distributed or exercised during the 2006 fiscal year as well as those remaining to be exercised on December 31, 2006 are shown in note 28 of the notes to our consolidated financial statements.

The tables below shows the options allocated over the last 10 years:

					Formerly	Formerly
					Nelson	Saatchi
	1997*	1998*	1998*	2000	Plans(1)	Plans (2)

Date of the Extraordinary
General Meeting
authorizing the	12/16/1994	12/16/1994	12/16/1994	08/29/2000
allocations

Date of the Management
Board’s meeting deciding	03/20/97	03/11/98	11/04/98	09/07/00
the allocation

Total number of allocated					(1)
share subscription options	9,615	6,600	33,150	100,000	699,367	4,253,507
(S) and share purchase
options (A)	S	S	S	A	A

Of which number
allocated to the members
of the Supervisory Board	2,019	-	21,850	100,000	-
or the Management Board:

Of which number
allocated to the ten first	7,116	6,600	5,300	-	-
beneficiary employees:

Start date for exercise of				1/3rd – 09/07/01	(1)	(3)
the options	03/20/01	03/11/02	11/04/03	1/3rd - 09/07/02		09/08/00
				1/3rd - 09/07/03
Expiration Date	03/19/07	03/10/08	11/03/08	09/06/10	2008/2009	04/20/06

Subscription or purchase	369 FF	568 FF	672 FF		(1)
price in FF/€	56.30 €	86.60 €	102.44 €	43.55 €
Subscription or purchase
price in € as at 12/31/06	5.63	8.66	10.24	43.55	(1)

Adjusted total number of
allocated share purchase
options and share	96,150	66,000	331,500	100,000	(1)
subscription options as at
12/31/06

Total number of shares
subscribed or purchased as	78,640	39,000	65,500	-	381,339	4,218,415
at 12/31/06

Total number of cancelled
share subscription options	-	-	-	-	318,028	35,090
or share purchase options
as at 12/31/06

Total number of share
purchase options and share	17,510(4)	27,000	266,000	100,000	0	0
subscription options
remaining as at 12/31/06

*	The Plans for 1997 to 1998 have been taken from plans for Publicis Communication, which became Publicis Groupe SA as a result of the merger of Publicis Communication with Publicis Groupe SA on December 11, 1998. The number of options resulting from the initial conversion was multiplied by ten following the division by ten of the nominal value of the Publicis Groupe SA shares in 2000.

(1)	Plans (mainly 1998 and 1999) regarding subscription of Nelson Communication shares. These options were transformed into options to purchase Publicis Groupe SA shares (at a unit price of $24.40 for the 1998 to 1999 plans) at the time of the acquisition of Nelson Communication in November 2000. At the end of December 2000, the number of options remaining to be exercised was 699,367.

(2)	The exercise of options granted under the Saatchi & Saatchi option plans in existence at the time of the public exchange offer by Publicis Groupe SA for the shares of Saatchi & Saatchi in 2000 resulted in the conversion of the Saatchi & Saatchi shares received by the optionholders into Publicis Groupe shares in accordance with the ratio used for the exchange of shares at the time of the acquisition, that is, 18,252 shares of Publicis Groupe SA for 100 shares of Saatchi & Saatchi.

(3)	Date of the Publicis Groupe SA General Assembly, where the acquisition of Saatchi and Saatchi was decided.

(4)	Following a technical correction of the balance of options to be exercised on December 31, 2000.

	2001	2001	2002	2002	2002	2003	2003	2004	2004	2005	2006	2006

Date of the Extraordinary
General Shareholders’	08/29/00	08/29/00	08/29/00	08/29/00	08/29/00	08/29/00	08/29/00	08/29/00	08/29/00	08/29/00	06/01/05	06/01/05
Meeting authorizing the
allocations
Date of the Management
Board’s meeting deciding the	04/23/01	11/26/01	01/18/02	06/10/02	07/08/02	08/28/03	08/28/03	09/28/04	09/28/04	05/24/05	08/21/06	08/21/06
allocation
Total number of allocated
share subscription options (S)	380,000	2,943,135(1)	104,600	5,000	220,000	517 067	9,498,000 (1)	11,000	1,959,086(1)	935,192(1)	100,000	10,256,050(1)
or share purchase options (A)
	A	A	A	A	A	A	A	A	A	A	A	A
Of which number allocated to
members of the Supervisory or	220,000	278,057(1)	15,000	-	220,000	415,000	-	-	575,000(1)	-	100,000	950,000(1)
Management Boards:
Of which number allocated to
the ten first beneficiary	712,705(1)		75,100		-	970,000(1)		442,580(2)		210,000(1)	-	738,000 (1)
employees:

Start date for exercise of the	04/23/05	11/26/05	01/18/06	06/10/06	07/08/06	08/28/07	50% 2006(2)	09/28/08	50% 2006(2)	50% 2006(2)	08/21/10	50%
options												2009(3)
							50%		50%			50%
							4/25/2007(2)		4/25/2007(2)	50% 4/25/2007		2010(3)

Expiration Date	04/22/11	11/25/11	01/17/12	06/09/12	7/07/12	08/27/13	08/27/13	09/27/14	09/27/14	05/23/15	08/20/16	08/20/16

Subscription or purchase price	33.18 €	29.79 €	29.79 €	32.43 €	29.79 €	24.82 €	24.82 €	24.82 €	24.82 €	24.76 €	29.27 €	29.27 €
in FF/€
Subscription or purchase price	33.18	29.79	29.79	32.43	29.79	24.82	24.82	24.82	24.82	24.76	29.27	29.27
in €as at 12/31/06
Adjusted total number of
allocated share purchase
options or share subscription	380,000	2,943,135(1)	104,600	5,000	220,000	517 067	9,498,000(1)	11,000	1,959,086(1)	935,192(1)	100,000	10,256,050(3)
options as at 12/31/06
Total number of cancelled
shares subscribed or purchased	-	-	-	-	-	-	688,879	-	138,542	54,538	-	-
as at 12/31/06
Total number of cancelled
share subscription options or	13,000	2,943,135(1)	11,200	-	-	21,000	3,129,294	-	303,540	100,893	-
share puchase option as at												158,200
12/31/06
Total number of share		-
purchase options and share
subscription options remaining	367,000		93,400	5,000	220,000	496,067	5,679,827	11,000	1,517,004	779,761	100,000	10,097,850
as at 12/31/06

(1)	Options subject to performance conditions related to the achievement of objectives over a three-year period. Objectives of the plan of 11/26/01 were not achieved and all options under the plan were cancelled. Whether the goals under the 2003-2005 plan were met was determined in May 2006.
Whether the 2006-2008 goals have been met will be determined in 2009.

(2)	The option exercise period began in 2006, after the determination of the extent to which the conditions of grant were met, which in turn determined the number of options that could be exercised. Half of the total number of exerciable options could be exercised starting on this date, and the other half a year later. Options that were determined non-exercisable have been cancelled.

(3)	The period of exercise will begin in 2009, when it can be determined the extent to which the conditions have been met and consequently the number of exercisable options. Half of the total number of exercisable options can be exercised on this date,and the other half a year later.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     As of December 31, 2006, to the best of our knowledge, no person held, directly or indirectly, individually or jointly, an interest greater than or equal to 5% or more of our shares (a “Major Shareholder”), except as described below. Our statuts (by-laws) set forth that all our shareholders have the same proportional voting rights with respect to the shares they hold, except that shares owned by the same shareholder in registered form for at least two years carry double voting rights. We have not issued any preferred shares or any securities without voting rights.

History and distribution of our share capital and voting rights for 2006, 2005 and 2004

		at December 31, 2006

	Shares held	%(4)	Voting rights	%(5)

A/ Shareholders holding more than 5% of the capital
Elisabeth Badinter(1)	20,072,339	10.10	40,144,678	16.75
Dentsu Inc(2)	18,248,963	9.18	36,155,894	15.09
SEP Dentsu-Badinter(3)	10,783,945	5.43	17,217,890	7.19
B/ Treasury shares	15,105,351	7.60	-	-
C/ Public (registered and bearer shares)	134,498,631	67.69	146,084,577	60.97
Total	198,709,229	100.00	239,603,039	100.00

		at December 31, 2005

	Shares held	%(4)	Voting rights	%(5)

A/ Shareholders holding more than 5% of the capital
Elisabeth Badinter(1)	20,072,339	10.18	40,144,678	17.17
Dentsu Inc(2)	17,710,413	8.99	35,101,288	15.01
SEP Dentsu-Badinter(3)	10,980,463	5.57	10,980,464	4.70
B/ Treasury shares	13,039,764	6.62	-	-
C/ Public (registered and bearer shares)	135,306, 031	68.64	147,614,406	63.12
Total	197,109,010	100.00	233,840,836	100.00

		at December 31, 2004

	Shares held	%(4)	Voting rights	%(5)

A/ Shareholders holding more than 5% of the capital
Elisabeth Badinter(1)	20,096,339	10.28	40,192,678	17.14
Dentsu Inc(2)	17,887,497	9.15	35,278,372	15.04
SEP Dentsu-Badinter(3)	10,803,379	5.53	10,803,380	4.61
B/ Treasury shares	13,382,843	6.85	0	-
C/ Public (registered and bearer shares)	133,301,003	68.19	148,262,342	63.21
Total	195,471,061	100.00	234,536,772	100.00

(1)	Ms. Elisabeth Badinter fully owns 3.42 % of the shares (representing 5.68% of the voting rights), and has the right to receive income with respect to 6.68% of the shares, with her children holding the ownership right to the underlying shares (representing 11.08% of the voting rights).

(2)	Does not include shares held by the SEP with respect to which Dentsu may be deemed to be the beneficial owner due to the shareholders’ agreement between Elisabeth Badinter and Dentsu, described in Item 10 “Additional Information – Material Contracts – Elisabeth Badinter/Dentsu Shareholders’ Agreement.” For such shares, Dentsu would be deemed to beneficially own 29,032,907 shares, representing 14.61% of the shares and 22.28% of the voting rights (reflecting the double voting rights). Pursuant to the agreement, Dentsu’s voting rights are capped at 15% of our total voting power.

(3)	This silent partnership was created in September 2004 by Dentsu and Ms. Badinter to implement the 15% limitation on Dentsu’s voting rights. See Item 10 “Additional Information — Material Contracts — Elisabeth Badinter/Dentsu Shareholders’ Agreement.”

(4)	The percentages are calculated based on our total shares, including treasury shares.

(5)	The percentages are calculated based on our total shares, disregarding treasury shares with no voting rights and counting the double voting rights of other shares.

According to the most recent available survey of identifiable bearer shares as well as information on the registered shares managed by CACEIS Corporate Trust, we had over 72,000 shareholders as of December 31, 2006.

Distribution of capital by type of shareholder as at December 31, 2006

*	including employees of the Group and former Bcom3 shareholders

Source: Euroclear / CACEIS/ Thomson Financial- January 2007

Distribution of institutional shareholdings* by geography as at December 31, 2006

*	This distribution chart does not include “strategic” shareholders (Elisabeth Badinter, Dentsu, Inc, SEP E. Badinter/Dentsu), employees of the Group and individual shareholders

Source: Euroclear /Thomson Financial - January 2007

Ownership by U.S. Holders

     To the best of our knowledge, as of December 31, 2006, approximately 31.5 million, or 16%, of our shares (including shares represented by ADRs) were held in the U.S. by approximately 904 record holders. To the best of our knowledge, as of December 31, 2006, approximately 3.6 million and 0.5 million, or 64 % and 35% of our equity warrants and ORANEs, respectively, were held in registered form in the U.S. by approximately 135 and 329 holders, respectively.

     Since certain of our ADSs and ordinary shares are held by brokers or other nominees, the number of ADSs and ordinary shares held of record and the number of record holders may not be representative of the location of where the beneficial holders are resident. Some of our equity warrants and ORANEs are in bearer form and are held through banks, brokers and other intermediaries, and we do not have information that permits us to know the residency of the holders of these securities.

RELATED PARTY TRANSACTIONS
The following transactions were carried out with related parties in 2006:
Increase in
	Revenues with	Provision for
	Related	Doubtful
	Parties(1)	Accounts

(Millions of euros)
Dentsu	5	-

(1)	This is the difference between purchases and sales made by the Group with Dentsu. These transactions were carried out at market prices. The purchases and sales were not material for either party, either individually or taken as a whole.

The balance sheet at December 31, 2006 included the following transactions with related parties:

	Receivables
	from /Loans	Provisions for	Liabilities
	to Related	Doubtful	to Related
	Parties	Accounts	Parties

		(Millions of euros)

Dentsu	23	-	6
iSe	1	-	-
Onspot Digital	-	-	7

Terms and Conditions of Transactions with Related Parties

     In April 2004, a member of the Management Board of our company, Kevin Roberts, indirectly acquired a 22% shareholding in Inspiros Worldwide Limited (“Inspiros”), a New Zealand corporation, which provides consulting services to clients including Publicis Groupe companies. In March 2006, Mr. Roberts transferred his shareholder interest in Inspiros to a third party. Related dividends and the capital gain on the transfer were donated to a charitable organization upon receipt. The total amount of the commissions paid by Group companies to Inspiros was $300,000 in 2005 and $173,000 in the first quarter of 2006.

     Certain members of our Supervisory Board (Michel David-Weill, Felix Rohatyn, Gérard Worms and Michel Cicurel and Hélène Ploix) hold management positions in financial establishments that could have business relations with our Company. In this respect, we concluded with Rothschild Bank a liquidity contract pursuant to which we authorized Rothschild to deal in our shares, mentioned in Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Nevertheless, they are considered independent with respect to the criteria that we apply. See Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Supervisory Board” for information about the independence of our directors under the NYSE and the Exchange Act rules.

     On November 30, 2003, Publicis Groupe S.A. and Dentsu concluded an agreement in connection with the merger agreement dated March 7, 2002, between Publicis Groupe S.A. and its subsidiaries Philadelphia Merger Corp. and Philadelphia Merger LLC, on one hand, and Bcom3 Group, Inc., on the other hand, which resulted in Philadelphia Merger Corp. absorbing, by way of merger, Bcom3. The main provisions of these commitments were described in the prospectus filed pursuant to Rule 424(b)(3) of the U.S. Securities Act of 1933, as amended (File No. 333-87600).

     The agreement includes clauses concerning the management of Publicis Groupe S.A. related to the composition of the Supervisory Board, change of the legal form and representation of Dentsu on the Audit Committee; clauses concerning the transfer of shares and equity warrants of Publicis Groupe S.A. held by Dentsu, including a limitation of the participation of Dentsu to 15% of the voting rights of Publicis Groupe S.A. Moreover, it includes an anti-dilution clause in favor of Dentsu and a clause concerning the upholding of the accounting of Dentsu’s investment in the Publicis Group under the equity method. This agreement will expire on July 12, 2012 unless it is renewed for ten years by agreement between the parties. This was the object of a Decision and Information (Décisions et Informations) of the AMF on January 9, 2004 under the number 204C0036.

     In a letter to Publicis dated January 2, 2006, Dentsu irrevocably committed to tender all of its equity warrants into Publicis’ tender offer for the warrants provided that, among other things, the price offered in the offer was at least €9 per warrant. Pursuant to this commitment letter, Dentsu subsequently tendered 6,156,525 warrants which were purchased by Publicis for €9 per warrant in February 2006.

Remuneration of Supervisory Board and Management Board Members

     Remuneration of individuals who were members of the Supervisory Board or the Management Board at December 31, 2006, or during the financial year then ended, is disclosed under Item 6 “Directors, Senior Management and Employees — Compensation.”

     Except as described above and described under Item 6 “Directors, Senior Management and Employees — Directors and Senior Management — Additional Information” and Item 10 “Additional Information — Material Contracts,” our company (inclusive of its subsidiaries) has not, since January 1, 2006, otherwise engaged in any material transactions with related parties, nor has it agreed to engage in any such transactions.

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

Dividend Policy

     Our policy is to continue to regularly increase dividends. In 2007, we will propose a dividend of €0.50 per share to shareholders with respect to the 2006 fiscal year, which represents a 39% increase over the dividend paid with respect to the 2005 fiscal year. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies, and is subject to the risks discussed under Item 3 “Key Information — Risk Factors.” See Item 10 “Additional Information — Memorandum and Articles of Association — Rights, Preferences and Restrictions Applicable to Our Shares — Dividends.”

SIGNIFICANT CHANGES

     Except as disclosed elsewhere in this Annual Report, there have been no significant changes in our business since December 31, 2006, the date of the annual financial statements included in this Annual Report.

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

	Euronext Paris (€)		NYSE ($)

	High	Low	High	Low

Last Six Months
March, 2007	37.19	33.42	49.40	42.00
February, 2007	34.94	32.51	45.65	42.21
January, 2007	33.00	31.71	43.45	41.10
December, 2006	32.41	28.77	42.61	38.48
November, 2006	30.51	28.10	38.94	36.81
October, 2006	31.83	29.45	40.40	37.63

Last Quarter
2007
First Quarter	37.19	31.71	49.40	41.10
Last Two Years By Quarter
2006
Fourth Quarter	32.41	28.10	42.61	36.81
Third Quarter	31.56	27.30	40.06	34.28
Second Quarter	33.78	28.11	42.85	36.31
First Quarter	33.60	29.29	38.79	36.91
2005
Fourth Quarter	30.19	25.70	33.90	31.85
Third Quarter	28.44	23.36	34.45	28.72
Second Quarter	25.10	21.43	31.32	27.86
First Quarter	25.35	22.72	33.38	29.76
Last Five Years
2006	33.78	27.30	42.85	34.28
2005	30.19	21.43	34.45	27.86
2004	29.58	20.25	37.50	24.98
2003	29.35	13.83	32.75	15.47
2002	39.90	16.70	34.95	16.70

     Trading of our shares on Euronext Paris was suspended for part of the day on March 7, 2002 immediately prior to the announcement of our acquisition of Bcom3. There is no active public trading market for our ORANEs and equity warrants.

       We urge you to obtain current market quotations.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate Purpose (article 2 of our statuts)

Our corporate purposes are to:

  produce, and derive value added from, in any manner, advertising in any forms and inspective of its type;

  organize shows and radio or television broadcasts, set up of radio, television and other programming, use movie theaters, recording or broadcasting studios and projection and viewing rooms, publish paper documents and editing music, sketches, scripts and theater productions; and

  more generally, carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above in order to foster the development and growth of our business.

     We may conduct operations in any country on our own behalf or on the account of third parties, either alone or jointly, with other companies or persons and realize in any form, directly or indirectly, activities in line with our corporate purpose.

       We may also acquire interests in other businesses, regardless of such businesses’ purposes.

Management Board and Supervisory Board (Title III of our statuts)

Management Board (articles 10 to 12 of our statuts):

     The Management Board oversees our management. The Management Board is appointed by the Supervisory Board and must have at least two but no more than five members. Each member is appointed for a four-year period and must be natural person, but need not be a shareholder. Members of the Management Board may be re-appointed. No member of the Management Board may serve after the ordinary shareholders’ meeting following his or her 70th birthday. The Supervisory Board appoints one of the members of the Management Board as chairperson and may appoint one or several or all the other members of the Management Board as chief executive officers (or co-chief executive officers). The members of the Management Board may be dismissed either by the Supervisory Board or by the shareholders at a general meeting.

Supervisory Board (articles 13 to 17 of our statuts):

     The Supervisory Board has the responsibility of exercising ongoing supervisory authority over the Management Board. It is composed of no less than three and no more than eighteen members, appointed by the shareholders’ meeting. Members of the Supervisory Board serve six-year terms and may be re-elected. Members over 75 years of age may not constitute more than one-third of the Supervisory Board, which may be rounded up. Should this limit be exceeded, the oldest member of the Supervisory Board will automatically be retired. The potential crossing of this threshold shall be determined as at the date of the Supervisory Board's meeting to approve the financial statements for the past fiscal year. Our statuts provide that a member of our Supervisory Board must own at least 200 of our shares for during the course of his or her term. The members of the Supervisory Board may be dismissed only by the general meeting of shareholders.

     Under the French commercial code, any transaction directly or indirectly between a company and one of its members of the Supervisory Board that cannot be reasonably considered in the ordinary course of business of the company is subject to the prior consent of the Supervisory Board and must be approved at the next shareholders’ meeting. Any such transaction concluded without the prior consent of the Supervisory Board can be nullified if it causes prejudice to the company. An interested member of the Supervisory Board, or a person acting on the member’s behalf, can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the meeting, the interested member may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member and, in some circumstances, the other members, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. In the case of transactions with members that can be considered within the company’s ordinary course of business, the interested member must provide a copy of the governing agreement to the chairperson of the Supervisory Board, and the members of the Supervisory Board and the statutory auditor must be informed of the principal terms of each such transaction. Similar limitations apply to transactions between a company and a holder of shares carrying 10% or more of its voting power (or, if such shareholder is a legal entity, the entity’s parent, if any). Certain transactions between a corporation and one of its members are prohibited under the French commercial code. Members of our Supervisory Board are not authorized, in the absence of a quorum, to vote compensation to themselves or other Supervisory Board members.

Rights, Preferences and Restrictions Applicable to Our shares attached to each category of shares (article 8 of our statuts)

     Each share confers the right proportionate to such share to a part of the corporate assets and benefits. The shareholders bear liability only up to the value of the shares that they hold.

General Shareholders’ Meetings (articles 19 to 24 of our statuts)

     General shareholders’ meetings are open to all shareholders regardless of the number of shares held. The procedures for providing notice of meetings and holding meetings are prescribed by French law, and are summarized below.

Representation and admission to Shareholders’ meetings (article 20 of our statuts)

     To participate in general shareholders’ meetings, a shareholder must provide evidence of share ownership. For holders of registered shares, ownership is established through registration on the Company’s registry. Holders of bearer shares must instruct the authorized intermediary holding the account through which the shares are held to block the shares, and to deliver an attestation of share ownership. These steps must be completed no more than five days before the date of the Shareholders’ meeting. The Supervisory Board has the ability, for any shareholders’ meeting either to shorten the aforementioned periods, or to not require any particular blocking conditions. Personal cards may be delivered in the shareholders’ names.

     As of January 1, 2007, pursuant to new legislation in France relating to providing evidence of share ownership, the provisions of article 20 of our statuts are no longer applicable. Amendments to this article 20 will be proposed at the next general shareholders’ meeting.

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

     Under the terms of the shareholders’ agreement between Dentsu and Publicis Groupe signed on March 7, 2002, Dentsu may not, until July 1, 2012, have more than 15% of the voting rights. Dentsu-Badinter, a partnership, was created on September 24, 2004 in order to limit Dentsu’s voting rights to 15%.

Liquidation Rights (article 32 of our statuts)

     At the expiration of the Company’s term of incorporation, or in the event of dissolution or liquidation, any assets remaining after payment of our debts and social security expenses, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

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

     Except as described under “— Declaration of Share Ownership,” our statuts do not contain any provisions that discriminate against existing or prospective holders of substantial numbers of our shares. See also “— Capital increase in response to third party tender offers.”

Ordinary and Extraordinary Meetings

     In accordance with the French commercial code, there are two types of shareholders’ general meetings: ordinary and extraordinary.

     Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

  electing, replacing and removing members of the Supervisory Board;

  appointing independent auditors;

  declaring dividends or authorizing dividends to be paid in shares;

  approving the company’s annual financial statements; and

  issuing debt securities.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

  changing our company’s name or corporate purpose;

  increasing or decreasing our share capital;

  creating a new class of equity securities;

  authorizing the issuance of investment certificates or convertible or exchangeable securities;

  establishing any other rights to equity securities;

  selling or transferring substantially all of our assets; and

  voluntarily liquidating our company.

Calling Shareholders’ Meetings

     The French commercial code requires our Management Board to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the president of the Tribunal de Commerce. The Management Board and the Supervisory Board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Management Board and our Supervisory Board fail to convene an annual shareholders’ meeting, our independent auditors or a court- appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

  one or several shareholders holding at least 5% of our share capital;

  in cases of urgency, designated employee representatives or any interested party;

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

  designated employee representatives;

  one or several shareholders holding a specified percentage of shares; or

  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights in our company.

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

  an ordinary general meeting; or

  an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

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

Double voting rights (article 21 of our statuts)

     Our statuts provide double voting rights for shares held in registered form by the same shareholder for at least two years.

Declaration of share ownership (article 7 III of our statuts)

     Our statuts provide that any natural or legal person, acting individually or jointly and acquiring or disposing by any means of 1% or any multiple of 1% of our share capital, shall notify us within 5 trading days such acquisition or disposal by registered mail with return receipt addressed to our headquarters. In addition, a legal entity holding shares representing more than 2.5% of our share or voting rights must disclose to us the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of that entity. Should the number of voting rights be greater than the number of shares, the percentages will be calculated based on voting rights. These declaration obligations also apply each time that the fraction of the shares or voting rights held falls below one of the thresholds specified in the preceding paragraph.

      Shareholders who fail to comply with this requirement may be deprived of voting rights with respect to any shares exceeding the relevant threshold, until the required disclosure is made.

     The French commercial code provides that any individual or entity, acting individually or jointly, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33.33%, 50%, 66.66%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within five calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses these thresholds.

     French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the Supervisory Board. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

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

Capital increase in response to third party tender offers

     Our shareholders have authorized our Management Board to increase our capital in response to a third party tender offer for our shares. The exercise of this authority would be subject to the clearance with the AMF.

Shareholders lists

     The French commercial code authorizes French companies to require persons holding their shares in bearer form to disclose the beneficial owner(s) of those shares. The voting and dividend rights associated with the shares can be suspended until the required disclosure is made.

Mandatory public tender offers

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

     Pursuant to the Alliance Agreement, we agreed to terminate, and to cause Saatchi & Saatchi and ZenithOptimedia to terminate, our arrangements and agreements with partners in Japan. We also agreed to partner with Dentsu in Japan exclusively and not to initiate any new business in Japan without prior consultation with Dentsu. Subject to certain exceptions, we will represent Dentsu and its clients in the Americas, Europe, Australia and New Zealand.

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

     In addition, we and Dentsu agreed to share knowledge, research and learning that can be used to develop and improve services to multinational clients. We and Dentsu also indicated our expectation that we will jointly develop various communications businesses internationally, including, in particular, sports marketing businesses. Pursuant to the agreement, we founded iSe International Sports and Entertainment AG in 2003. Our company and Dentsu each had a 45% interest in iSe; Fuji Television Network, Inc. and Tokyo Broadcasting Service each had a 4% interest; SportsMondial owns the remaining 2%. Following the successful management and organization of the official hospitality programs of the 2006 FIFA World Cup for which the company was principally created, the shareholders decided on March 2, 2007 to proceed with the liquidation of the joint venture.

Publicis/Dentsu Shareholders’ Agreement

     On November 30, 2003, we entered into a shareholders’ agreement (the “Publicis/Dentsu Agreement”) with Dentsu regarding certain terms of its shareholding in our company.

     The Publicis/Dentsu Agreement supersedes and gives further effect to the shareholders’ agreement memorandum of understanding we entered into with Dentsu on March 7, 2002. This agreement was concluded in accordance with the rules related to regulated contracts.

     Under the Publicis/Dentsu Agreement, so long as Dentsu owns at least 10% of our shares (calculated in a specified manner), we are required to propose to our shareholders resolutions for the appointment of two Dentsu designees to our Supervisory Board. The number of Dentsu designees will increase if the total number of Publicis’ Supervisory Board members increases so that Dentsu maintains a representation in proportion with its voting rights. The two current members of our Supervisory Board appointed pursuant to the Publicis/Dentsu Agreement are Yutaka Narita and Tateo Mataki.

     Until July 1, 2012, Dentsu will be subject to a “standstill” limiting its ownership of our shares to the number of shares that entitles it to 15% of our total voting power.

     Dentsu is entitled to a protection against any dilution that may result from a captal increase in cash to which Dentsu is not able to subscribe by using its preferential subscription rights.

     Until July 1, 2012, Dentsu will be prohibited from selling or transferring any Publicis shares. In the event of a public tender offer for Publicis securities, Publicis will ensure that market regulations (and in particular, the rulings of the French Stock Market Authority on public offerings) be respected including concerning this lockup agreement.

     On September 24, 2004, we and Dentsu entered into an amendment of the Publicis/Dentsu Agreement. Such amendment was entered into to reflect the agreements and amendments entered into by and between Dentsu and Elisabeth Badinter on September 24, 2004 as described below under “ — Elisabeth Badinter/Dentsu Shareholders’ Agreement”.

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

     Under the Badinter/Dentsu Agreement, Dentsu has undertaken as a Publicis shareholder, to elect or renew the mandates of the Supervisory Board members that will be designated by Ms. Badinter.

     Dentsu has agreed to vote at Supervisory Board members meetings as follows:

(i)	to elect Ms. Badinter or her designee as chairperson of the Supervisory Board;

(ii)	to elect or renew the mandate to the Supervisory Board of such persons designated by her; and

(iii)

to vote in favor of appointments of or changes in the members of our management (and in particular of the Management Board) proposed by Ms. Badinter, provided that Ms. Badinter shall have previously consulted with Dentsu on such appointments or changes.

     The Badinter/Dentsu Agreement provides for the creation of a special committee, to be comprised of members appointed by Ms. Badinter and Dentsu (Ms. Badinter has the right to appoint the majority of its members). The role of the committee is to (i) examine all strategic decisions to be submitted for the approval of the Supervisory Board and/or the vote of the shareholders, (ii) determine the vote on matters on which Dentsu has agreed to vote as directed by Ms. Badinter and (iii) in the case of a meeting convened at the direction of Dentsu, examine such other matters identified by a member of the committee designated by Dentsu.

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

     After consulting Ms. Badinter, Dentsu has undertaken to vote at the Publicis general shareholders' meetings as Ms. Elisabeth Badinter votes on the following decisions:

  amendment of the Publicis by-laws (statuts) concerning: the company’s name, headquarters, number of members of the Management Board or of the Supervisory Board, term and number of shares required for exercising this function;

  any merger or combination by which the Publicis shareholders at the time of the merger retain the majority of the new group after the transaction;

  distribution of reasonable dividends of up to 40% of the distributable sums;

  increases of less than 10% of the capital or its voting rights without waiver of preferential subscription rights and up to a total amount of 10% of Publicis capital at March 7, 2002;

  capital reduction resulting from the purchase of shares by the Company.

     After consulting Ms. Elisabeth Badinter, Dentsu has the right to vote as it chooses for the following actions:

  the decision to issue securities representing more than 10% of its capital or of the Publicis voting rights;

  the attribution of subscription rights;

  reserved capital increases;

  public offers of Publicis securites without preferential subscription rights;

  the contribution or transfer of assets, insofar as they are subject to a vote of the general meeting of shareholders;

  approval of any transaction involving Ms. Badinter, Dentsu or a Publicis subsidiary.

     Dentsu shall vote for the approval of Publicis accounts, so long as the members designated by Dentsu on the Supervisory Board are heard by the Audit Committee, the Auditors have certified the accounts, Dentsu’s representatives, heard by the Audit Committee, have provided any comments to the Statutory Auditors and the Statutory Auditors have responded and maintained their certification.

     Until July 12, 2012, under the Badinter/Dentsu Agreement, Dentsu is prohibited from owning, solely or acting in concert, with the exception of this agreement, a number of our shares that would entitle it to exercise more than 15% of the total voting power of our shares, subject to specified exceptions. Dentsu has undertaken not to exercise its voting rights beyond the 15% limit established above.

     Until July 1, 2012, Dentsu will be prohibited from selling or transferring any Publicis shares. In the event of a public tender offer for Publicis securities, Publicis will ensure that market regulations (and in particular the rulings of the French Stock Market Authority (Autorité des marchés financiers) on public offerings) be respected including concerning this lockup agreement.

     Starting on July 12, 2012, Ms. Badinter will have a preemptive right, in the event that Dentsu receives an offer of acquisition in cash or should Dentsu wish to sell its shares on the market or in the context of a private placement.

     Dentsu agreed not to enter into specified agreements with third parties concerning the direction and management of our company without the prior written consent of Ms. Badinter.

     Ms. Badinter will not be able to conclude any agreement concerning the direction and management of Publicis, without the prior agreement of Dentsu, if such an agreement would oblige Dentsu to file a joint public offer for Publicis. Violation by Ms. Badinter gives Dentsu the right to terminate the agreement.

     Ms. Badinter will use her best efforts to ensure that Dentsu is protected against any dilution that may result from a capital increase in cash to which Dentsu was not able to subscribe.

     The parties will adapt the agreement to allow Dentsu to account for its participation in Publicis under the equity method, so long as the economic and legal balance of the agreement remains unchanged. Should Dentsu or Ms. Badinter vote differently at any of the Publicis general shareholders meetings, none of the parties shall be allowed to terminate the agreement.

     On September 24, 2004, Ms. Badinter and Dentsu formed a partnership (the Societé en Participation (“SEP”)) and approved bylaws (statuts) of the SEP.

The by-laws (statuts) provide that the purpose of the SEP is to exercise the voting rights attached to the shares for which the right to exercise voting rights was contributed to the SEP.

     On September 24, 2004, Dentsu contributed to the SEP the right to exercise the voting rights of 11,181,399 ordinary shares of Publicis, and on October 1, 2004, Ms. Badinter contributed to the SEP the right to exercise the voting rights of one (1) ordinary share of Publicis. The term of the SEP expires on the earlier of September 24, 2014 or the date on which the EB Shareholders’ Agreement terminates, except in the event of extension or prior dissolution, as decided jointly by Ms. Badinter and Dentsu. The by-laws (statuts) provide that Dentsu will, during the duration of the existence of the SEP, contribute to the SEP the right to exercise the voting rights in respect of those shares it holds which would cause it to have voting rights in excess of 15% of Publicis’s voting power. The by-laws also provide that, to the extent Dentsu’s voting power in Publicis falls below 15%, the right of the SEP to exercise the voting rights attached to the shares held by the SEP will immediately end only to the extent that it allows Dentsu to have voting rights equal to 15% of the voting power of Publicis. The number of shares thus transferred was 10,783,944 at December 31, 2006. The by-laws (statuts) provide that there will be one manager of the SEP who will be appointed and dismissed unanimously by Ms. Badinter and Dentsu and who shall initially be Ms. Badinter. The manager has the power to manage the SEP and, among other things, exercise the voting rights attached to the shares held by the SEP.

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

     Each of the foregoing summaries is qualified in its entirety by the full text of the Alliance Agreement, the by-laws (statuts) of the SEP, the Publicis/ Dentsu Agreement (and the amendment thereof) and the Badinter/ Dentsu Agreement (and the amendment thereof), as the case may be.

     The agreement will terminate 12 years after the date of its signing unless the two parties agree to renew the agreement for an additional 12 years.

     Each of the foregoing summaries is qualified in its entirety by the full text of the Alliance Agreement, the by-laws (statuts) of the SEP, the Publicis/Dentsu Agreement (and the amendment thereof) and the Badinter/Dentsu Agreement (and the amendment thereof), as the case may be.

Agreements with Members of the Supervisory Board and the Management Board

     Through certain subsidiaries, we have concluded employment agreements with Kevin Roberts, Jack Klues and Robert Seelert. The material terms of those agreements are as follows:

  Our agreement with Mr. Roberts (and a related agreement with a consulting firm owned by Mr. Roberts) generally provides that if we terminate Mr. Roberts’ employment before it expires and under specific circumstances, subject to certain conditions, we may be required to pay him an amount equal to (i) 120% of his annual salary, (ii) the annual cost of his various benefits, and (iii) the maximum bonus he would have earned for the year. Moreover, at the expiration of his contract and subject to certain conditions, Mr. Roberts is entitled to a deferred bonus calculated on the basis of $200,000 per year of employment, starting on January 1, 2005.

  In addition, in place of the pension agreements concluded in connection with the Saatchi & Saatchi acquisition, we have agreed to pay Mr. Roberts an annuity in the total amount of $6,133,000 during the period from 2005 to 2009. Of this amount, $3,825,000 is directly conditional upon his continued employment with us between October 2005 and December 2008, and could be reduced pro rata in the event that Mr. Roberts were to terminate his employment before the end of this period.

  Our agreement with Mr. Klues, effective as of July 1, 2004, provides that if we terminate Mr. Klues’ employment under specific circumstances, we may be required to pay him an amount equal to his annual compensation (base salary and base bonus).

  Our agreement with Mr. Seelert, whose term of office on the Supervisory Board expired on June 7, 2006, provides that at the end of his term as President of Saatchi & Saatchi North America, he will have the right to claim amounts calculated on the basis of 6.25% of the total remuneration that he earned since September 2002.

     In considering Maurice Lévy’s compensation as from 2003, our Supervisory Board has agreed to pay Mr. Maurice Lévy a deferred bonus equal to the total amount of bonuses paid or due to him since January 1, 2003 upon the termination of his employment as Chairman of the Management Board, provided he remains employed by us for seven and a half years starting on January 1, 2003 and complies with a non-compete obligation for three years following such termination. The deferred bonus will be equal to the aggregate of all bonuses that he acquired since January 1, 2003.

     Expenses and accruals relating to post-employment and other long-term benefits:

  Total expense corresponding to benefits after the termination of employment and other long-term benefits for the persons who served during 2006 on the Supervisory Board or the Managing Board was €5,000 million in the Group's income statement in 2006.

  The overall provision for these benefits was €20 million as of December 31, 2006, €16 million as of December 31, 2005 and €18 million as of December 31, 2004. See note 29 of the notes to the consolidated financial statements.

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

  the acquiring party’s intentions; and

  the acquiring party’s ability to elect members, and financial reliance by us on the acquiring party.

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

     The accredited intermediary must declare the transfer of any funds exceeding €12,500 to the Bank of France for statistical purposes.

TAXATION

     The following discussion is a summary description of certain material U.S. and French tax consequences that may apply to you as a holder of our shares.

     This discussion applies only to holders of our shares that are U.S. holders. A “U.S. holder” is a beneficial owner of our shares that:

  is , for U.S. federal income tax purposes, a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income taxation on a net income basis in respect of our shares;

  is a tax resident of the United States for purposes of the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (which was signed on August 31, 1994 and generally became effective on January 1, 1996) (the “Treaty”);

  is entitled to the benefits of the Treaty under the “limitation on benefits” provisions thereof;

  is not a French tax resident; and

  does not hold our shares in connection with a permanent establishment or a fixed base in France.

     Further, this discussion applies only to holders for whom all the following requirements are met:

  the holder owns, directly or indirectly, less than 5% of our share capital;

  the holder holds our shares as capital assets; and

  the holder’s functional currency is the U.S. dollar.

     YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISER REGARDING THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF OUR SHARES. The summary may not apply to you or may not completely or accurately describe tax consequences to you because your individual circumstances may affect the tax consequences of acquiring, holding and disposing of our shares. This description does not address all aspects of U.S. and French tax laws and tax treaties that may be relevant in light of the particular circumstances of a U.S. holder. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares as part of a conversion transaction or constructive sale, among others.

     This description is based on U.S. and French tax laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change (possibly with retroactive effect) or to different interpretations. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions. All holders of our shares are advised to consult their own tax advisers as to the particular tax consequences to them of acquiring, owning and disposing of our shares, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax laws.

     For U.S. federal income tax purposes and French tax purposes, a U.S. holder of ADSs will be treated as the owner of the corresponding number of shares held by the Depository and references herein to shares refer also to ADSs.

Taxation of Dividends

In France, dividends are paid out of after-tax income.

New Tax Credit

     From January 1, 2006, French resident individuals are taxed on only 60% of the dividends they receive and, in addition to a fixed allowance, are entitled to a tax credit equal to 50% of all dividends received within one year (the "Tax Credit"). The Tax Credit is capped at €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

     Dividends paid to non-residents are not normally eligible for the Tax Credit described above.

     However, individual U.S. holders may be entitled to a refund of the Tax Credit, less the 15% withholding tax described below, provided that they are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals. Individual investors are urged to consult their own tax advisors in this respect.

     U.S. holders that are not individuals are no longer entitled to Tax Credit payments from the French Treasury.

Withholding Tax

     Dividends paid to a shareholder having his or her tax residence outside France by a French company are generally subject to a 25% French withholding tax under French tax laws.

     Under the Treaty, this withholding tax is reduced to 15% our shares are beneficially owned by a U.S. holder who has previously established that he or she is a U.S. holder in accordance with the procedures described below.

     In order for tax to be withheld at the 15% rate, a U.S. holder must complete and deliver to the paying agent (through its account holder) Form 5000 before the date of payment of the dividend and send it before receiving such payment to the institution which holds the shares on its behalf. To complete Form 5000, the holder must certify in particular that:

  the holder is beneficially entitled to the dividend;

  the holder is a U.S. resident within the meaning of the Treaty;

  the dividend is not derived from a permanent establishment or a fixed base that the holder has in France; and

  the dividend received is or will be reported to the tax authorities in the United States.

     If a U.S. holder has not completed Form 5000 before the dividend payment date, the paying establishment will deduct French withholding tax at the rate of 25%. In that case, the holder may claim a refund of the excess withholding tax by completing Form 5000 and Form 5001 and sending them, through its account holder, to the French tax authorities before December 31 of the second calendar year following the calendar year during which the withholding tax is levied.

     The 15% withholding tax may also apply to dividends paid to a U.S. partnership or similar pass-through entity mentioned in Article 4.2(b)(iv) of the Treaty and whose income is subject to U.S. tax either in its hands or in the hands of its partners who are U.S. holders (“U.S. Tax Resident Partnership”).

     Specific procedures will apply if our shares are held through a U.S. Tax Resident Partnership. U.S. holders who will own their shares through a U.S. Tax Resident Partnership are advised to consult their own tax advisers as to the conditions and formalities under which they may benefit from the above-mentioned reduction of the French withholding tax.

Other Entities

     Additional specific rules apply to tax-exempt U.S. pension funds, not-for-profit organizations and certain other tax-exempt U.S. holders.

     These holders may be eligible for a reduced withholding tax rate of 15% subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlements to these benefits.

     These holders are advised to consult their own tax advisers as to the conditions under which they may benefit from the above-mentioned reduction of the French withholding tax.

U.S. Federal Income Taxes

     For U.S. federal income tax purposes, the gross amount of any dividend and Tax Credit (including any French withholding tax) will be included in a U.S. holder’s gross income as dividend income on the date the U.S. holder is treated as having received such payment, to the extent it is paid out of current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source “passive” (or, for taxable years beginning after December 31, 2006, “passive category”) income for foreign tax credit purposes.

     For U.S. federal income tax purposes, the amount of any dividend paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars on such date. Any foreign currency gain or loss recognized by a U.S. holder upon the conversion of euros to U.S. dollars on a date subsequent to receipt generally will be U.S.-source ordinary income or loss. The U.S. holder may also be required to recognize foreign currency gain or loss if it receives a refund under the Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss also will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows: first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares; and second, as capital gain to the extent of the balance of the dividend.

     French withholding tax imposed on the dividends you receive is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

     For taxable years that begin before 2011, dividends paid by us will be taxable to a non-corporate U.S. holder at a reduced rate normally applicable to capital gain, provided we qualify for the benefits of the Treaty or our stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S. and certain other requirements are met. For example, in order to be eligible for the reduced rate, a U.S. holder must hold the stock with respect to which the dividend is paid for more than 60 days during the 121 day period surrounding the ex-dividend date for the dividend. In addition, a U.S. holder will not be entitled to the reduced rate if such holder is under an obligation to make related payments with respect to positions in substantially similar or related property (whether pursuant to a short sale, a hedge or otherwise). However, a U.S. holder will not be able to claim the reduced rate if we are treated for U.S. federal income tax purposes as a passive foreign investment company (“PFIC”) in the taxable year in which the dividend is paid or in the preceding taxable year. The Treaty has been approved for purposes of the aforementioned reduced tax rate on dividends. As described below, we believe that we were not treated as a PFIC with respect to our 2006 taxable year, and we do not expect to be treated as a PFIC with respect to our current taxable year. Accordingly, we believe that dividends paid by us should be eligible for the reduced tax rate for a U.S. holder that meets the holding period and other requirements. All U.S. holders should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules and the availability of the reduced tax rate with respect to dividends paid by us.

Taxation on Sale or Disposition of Shares

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

     A 1.1% ad valorem registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

     If the holder is a U.S. holder, the holder will not be subject to French tax on any capital gain if the holder sells or exchanges its shares.

     In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ADSs in the same manner as you would if you were to sell or exchange any other shares held as capital assets. Any gain or loss will be U.S.-source gain or loss. Subject to the PFIC rules discussed below, if you are a non-corporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

PFIC

     We believe that we will not be treated as a PFIC for U.S. federal income tax purposes for the current taxable year. However, an actual determination of our PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

  75% or more of our gross income is passive income; or

  our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

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

U.S. Information Reporting and Backup Withholding

     Dividend payments on our shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 28% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a U.S. holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled “Request for Taxpayer Identification Number and Certification.”

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

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Our company is a corporation organized under the laws of France. The majority of the members of our Supervisory and Management Boards are citizens and residents of countries other than the U.S., and the majority of our assets are located outside of the U.S.

Accordingly, it may be difficult for investors:

to obtain jurisdiction over our company or the members of our Supervisory and Management Boards in courts in the U.S. in actions predicated on the civil liability provisions of the U.S. federal securities laws;

to enforce judgments obtained in such actions against us or the members of our Supervisory or Management Board ;

to obtain judgments against us or the members of our Supervisory or Management Board in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

to enforce against us or the members of our Supervisory or Management Board in non-U.S. courts judgments of courts in the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws.

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

     At December 31, 2006, 55% of the Group’s gross financial indebtedness (excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) was comprised of fixed rate loans at an average interest rate of 5.66% . Variable rate loans represented 45% of the Group’s gross financial indebtedness at December 31, 2006, with an average interest rate of 5.58% .

     These percentages differ significantly from the breakdown at the end of December 2005 when almost all of the financial debt was at fixed rate. This arises following changes to the terms of swap that became effective on October 31, 2006. As a result of these changes, the Eurobond, which was issued at fixed rate (nominal 4.125%), became at variable rate.

     Variable rate indebtedness at December 31, 2006, after deducting cash and cash equivalents and other financial assets, is approximately €1.2 billion. An increase of 1 % in short-term interest rates would have a positive effect of €12 million on the Group’s pre-tax profits.

     The following table sets out the carrying amount by maturity at December 31, 2006 of the Group’s financial instruments that are exposed to interest rate risk:

Maturities

	Total at		Between	Between	Between	Between
	December 31,	Less than	1 and 2	2 and 3	3 and 4	4 and 5	More than
	2006	1 Year	Years	Years	Years	Years	5 Years

(Millions of euros)
Fixed rate:

Eurobond	742	-	-	-	-	-	742
OCEANEs (debt component)	849	-	615	-	-	-	234
ORANEs (debt component)	33	3	3	3	3	3	18
Other fixed rate debt	7	7	-	-	-	-	-
Debt related to finance leases	83	-	-	-	-	-	83
Total fixed rate	1,714	10	618	3	3	3	1,077

Effect of the swap on Eurobond	(742)						(742)
Total fixed rate after hedging	972	10	618	3	3	3	335

Variable rate:
Bank borrowings	38	31	7	-	-	-	-
Bank overdrafts	30	30	-	-	-	-	-
Cash and cash equivalents	(1,920)	(1,920)	-	-	-	-	-
Other financial assets	(64)	-	(1)	(1)	(1)	-	(61)
Total variable rate	(1,916)	(1,859)	6	(1)	(1)	-	(61)

Effect of the swap on Eurobond	(742)	-	-	-	-	-	(742)
Total variable rate after hedging	(1,174)	(1,859)	6	(1)	(1)		681

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

     In order to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar, the Group swapped its €750 million fixed rate Eurobond to $977 million of fixed rate dollar debt. Following the changes made to the terms of the swap in 2006, the issue is now swapped into variable rate. In this context, a balancing payment of €30 million was received and the corresponding income was recognized in shareholders’ equity.

      From the point of view of IAS 39, the swap from fixed rate euro to variable rate dollar was designated as:

  a net investment hedge, leading to the recognition of changes in the foreign exchange component of the derivative in shareholders’ equity; and

  a hedge of the fair value of the Eurobond debt for the interest rate component. In this context, the portion of the Eurobond debt swapped into variable rate was remeasured at fair value at the balance sheet date.

     The following table presents the Group’s net assets at December 31, 2006 by main currency, before and after the effect of the swap on Eurobond:

	Total at
	December			Pound
	31, 2006	Euro(1)	US Dollar	Sterling	Other

			(Millions of euros)
Assets	11,627	2,781	5,428	1,054	2,364
Liabilities	(9,520)	(3,643)	(3,587)	(765)	(1,525)
Net assets before hedging	2,107	(862)	1,841	289	839

Effect of swap on Eurobond	-	742	(742)	-	-

Net assets after hedging	2,107	(120)	1,099	289	839

(1) Functional currency

     In addition, changes in exchange rates against the euro, the reporting currency used in the Group’s financial statements, can have an impact of the Group’s consolidated balance sheet and consolidated income statement.

For information purposes, the breakdown of Group revenues by transaction currency is as follows:

	2006	2005	2004

Euro	24%	25%	27%
US Dollar	41%	42%	42%
Pound Sterling	10%	10%	10%
Other	25%	23%	21%
Total revenues	100%	100%	100%

The impact of a drop of 1% in the euro’s exchange rate against the US Dollar and the Pound Sterling would be (favorable impact):

  €22 million on 2006 consolidated revenues;

  €4 million on 2006 consolidated operating income;

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

Derivatives used are generally forward foreign exchange contracts.

The table below summarizes hedging contracts in place at December 31, 2006:

I. Intercompany Receivables and Payables

		Amount of	Amount of
Currency	Currency	Currency	Currency	Fair Value of the
Sold	Purchased	Sold	Purchased	Hedge

		(Local currency,	(Local currency,	(Millions of euros)
		in millions)	in millions)

AUD	USD	(56.7)	44.4	(0.2)
AUD	EUR	(16.3)	9.7	(0.1)
DKK	EUR	(25.3)	3.4
DKK	USD	(31.1)	5.5
EUR	GBP	(15.8)	10.7
EUR	NOK	(1.2)	10.0
EUR	THB	(1.3)	61.3
EUR	USD	(61.1)	80.8	0.1
GBP	EUR	(18.1)	26.4	(0.4)
JPY	EUR	(165.5)	1.1
NOK	EUR	(56.5)	6.9	0.1
NZD	EUR	(21.9)	11.3	(0.3)
SEK	EUR	(55.4)	6.2
SEK	USD	(201.6)	29.6	0.1
THB	EUR	(253.5)	5.1	(0.1)
USD	AUD	(5.2)	6.6
USD	CAD	(1.9)	2.2
USD	EUR	(88.4)	66.7	(0.2)
USD	GBP	(2.7)	1.4

	Total intercompany receivables and payables			(1.0)

II. Third Party Receivables and Payables
		Amount of	Amount of	Fair Value of
Currency	Currency	Currency	Currency	the
Sold	Purchased	Sold	Purchased	Hedge

		(Local currency, in	(Local currency, in	(Millions of
		millions)	millions)	euros)
EUR	GBP	(5.2)	3.5	-
USD	GBP	(3.0)	1.5	-

Total third party receivables and payables				0

III. Future Flows (Dividends and Interest Receivable, Firm Sales)

		Amount of	Amount of	Fair Value of
Currency	Currency	Currency	Currency	the
Sold	Purchased	Sold	Purchased	Hedge

		(Local currency, in	(Local currency, in	(Millions of
		millions)	millions)	euros)
EUR	GBP	(6.5)	4.4
GBP	AUD	(0.4)	1.0
GBP	CAD	(1.0)	2.1	(0.1)
GBP	CHF	(0.3)	0.7
GBP	EUR	(7.0)	10.4
GBP	SEK	(0.2)	3.2
GBP	USD	(0.4)	0.8
SGD	EUR	(4.0)	2.0
USD	GBP	(20.7)	10.8	0.3

Total future flows (1)				0.2

(1)	On account of their immaterial impact, Publicis did not apply hedge accounting but instead recognized changes in the fair value of the derivatives through income.

TOTAL I + II + III	(0.8)

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

     For IPG shares, which are classified as available-for-sale assets, a 10% decrease in their market value would not have an impact on earnings but would have an impact on shareholders’ equity at December 31, 2006.

     The following table shows the impact of a 10% fall in the market value of shareholdings owned by Publicis as of December 31, 2006:

	Treasury Stock	Other (IPG shares)

Effect on balance sheet assets	n/a	(5)
Effect on Shareholders’ equity	-	(5)
Effect on net income	-	-

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2006. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that (i) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Report on Internal Control Over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     Our internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the United States of America (U.S. GAAP);

  provide reasonable assurance that receipts and expenditures of the Group are made in accordance with authorizations of the Group’s management and directors; and

  provide reasonable assurance that unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements would be prevented or detected on a timely basis.

     Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of internal control over financial reporting as of December 31, 2006 based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Based on our assessment, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Audit and Mazars & Guérard, S.A., each an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of the Independent Registered Public Accounting Firms:

“To the Board of Directors and Shareholders of Publicis Groupe S.A.

We have audited management’s assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Publicis Groupe S.A ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended and our report dated April 5, 2007 expressed an unqualified opinion thereon.

Paris, France
April 5, 2007

/s/ Bruno Perrin

Ernst & Young Audit
Represented by Bruno Perrin

/s/ Philippe Castagnac

Mazars & Guérard, S.A
Represented by Philippe Castagnac”

Change in Internal Control over Financial Reporting

     Except as described hereafter, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. In our 2005 Annual Report on Form 20-F, we reported a material weakness in our internal control structure relating to the preparation of our U.S. GAAP financial information. This material weakness resulted from errors that originated in 2002 and solely impacted our US GAAP financial information. It had no effect on either our French GAAP or IFRS financial statements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. During the period, as we progressed towards compliance with Section 404 of the Sarbanes Oxley Act of 2002, we continued to strengthen our accounting function personnel and processes, with additional resources and training, in particular with respect to U.S. GAAP, which we believe remediated the aforementioned previously reported material weakness.

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

Item 16A. Audit Committee Financial Expert

     The Supervisory Board has appointed Mr. Gerard Worms chairman of the Audit Committee. He is also the Audit Committee financial expert within the meaning of Item 16A (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the Audit Committee financial expert designation does not impose on the person with the designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the Audit Committee of the Supervisory Board in the absence of such designation. His experience is presented under Item 6 above. Mr. Worms is an independent director within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

     We have adopted a code of ethics (as that term is defined in the instructions to Item 16B of Form 20-F) that applies specifically to our chief executive officer, chief financial officer and other principal financial officers. We also adopted a code of ethics applicable to all employees according to NYSE Rule 303A.10. Our codes of ethics are available on the “Groupe” page of our website, at www.Publicis.com, under “Corporate Social Responsibility” and “Principles.” Our disclosure of significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards, as required under NYSE Rule 303A.11, is also available on the “Groupe” page, under “Corporate Governance” and “NYSE Statement.” In addition, we undertake to provide a copy of our codes of ethics to any person without charge upon request. Such requests may be directed to our legal department by phone at +33 1 44 43 70 00 or by mail to 133, avenue des Champs-Elysées, 75008 Paris, France.

Item 16C. Principal Accountant Fees and Services

Accountant Fees

     Ernst & Young Audit and Mazars & Guérard served as our independent auditors for the years ended December 31, 2005 and 2006, for which audited financial statements appear in this Annual Report. Ernst & Young has provided a separate audit report on the financial statements for 2004, which report is included in the 2004 Form 20-F/A.

     The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young Audit and Mazars & Guérard with respect to the financial statements for 2005 and 2006.

	2006		2005

	(€ millions)	(€ millions)	(€ millions)	(€ millions)
	Ernst & Young	Mazars &	Ernst &	Mazars &
	Audit	Guérard	Young Audit	Guérard

Audit Fees	10.1	6.6	5.8	3.6
Audit Related Fees	0.8	0.8	1.2	0.9
Tax Fees	0.3	—	0.4	—
All Other Fees	—	—	—	—
Total Fees	11.2	7.4	7.4	4.5

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

Audit Committee Pre-Approval Policies and Procedures

     Our Audit Committee chooses and submits for shareholder’s approval the accounting firms who audit our financial statements and serve as our independent auditors. Since May 2003, our Audit Committee has followed a policy that requires management to obtain the Audit Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Publicis has obtained authority from its shareholders for the right to repurchase up to a maximum of 10% of its issued share capital. This authority is valid until November 30, 2007. Pursuant to this authority, the maximum repurchase price is fixed at €35 per share, and the minimum resale price is at €18 per share.

     Publicis conducts purchases of its own shares pursuant to agreements with two banks. The banks are independent service providers that engage in market transactions at their discretion, independently of Publicis.

     The agreement between Publicis and Rothschild & Cie Banque (“Rothschild”) is a “liquidity contract” (un contrat de liquidité), pursuant to which Rothschild is authorized by Publicis to deal in its shares (within certain agreed limits) in order to promote secondary market in the shares of Publicis and to maintain share price stability.

     The agreement between Publicis and Deutsche Bank is for the purpose of acquiring Publicis’ own shares to be in position to deliver the shares to certain employees and members of the management of Publicis in connection with stock option grants.

     The following table sets forth the shares purchased by Publicis under these two agreements:

			(c) Total Number
			of Shares	(d) Maximum Number
	(a) Total	(b) Average	Purchased as Part	of Shares that May Yet
	Number of	Price Paid	of Publicly	Be Purchased Under
	Shares	per Share (in	Announced Plans	the Plans or
	Purchased	euros)	or Programs	Programs(1)

January 2006 (January 1 — January 31)	134,500	30.99	134,500	6,704,087
February 2006 (February 1 — February 28)	228,500	31.83	228,500	6,724,087
March 2006 (March 1 — March 31)	417,832	32.45	417,832	6,494,337
April 2006 (April 1 — April 30)	237,200	32.92	237,200	6,672,337
May 2006 (May 1 — May 31)	388,500	31.88	388,500	6,460,337
June 2006 (June 1 — June 30)	147,500	31.30	147,500	6,312,837
July 2006 (July 1 — July 31)	78,500	30.92	78,500	6,234,637
August 2006 (August 1 — August 31)	6,000	30.90	6,000	6,451,228
September 2006 (September 1 — September 30)	286,338	30.92	286,338	7,245,698
October 2006 (October 1 — October 31)	329,100	30.63	329,100	7,353,448
November 2006 (November 1 — November 30)	1,527,168	29.31	1,527,168	6,033,571
December 2006 (December 1 — December 31)	1,814,328	29.24	1,814,328	4,765,572

(1)	Under French Law, we cannot hold, either directly or through a person acting on our behalf, more than 10% of our issued shares. The maximum number still remaining for purchase therefore reflects this limitation, after taking into account shares bought and sold during the month in question.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors

And Shareholders of Publicis Groupe S.A.

We have audited the accompanying consolidated balance sheets of Publicis Groupe S.A. and subsidiaries ("the Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006, and 2005 and the consolidated results of its operations and its cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5, 2007 expressed an unqualified opinion thereon.

Paris, France
April 5, 2007

/s/ Bruno Perrin

Ernst & Young Audit
Represented by Bruno Perrin

/s/ Philippe Castagnac

Mazars & Guérard, S.A
Represented by Philippe Castagnac

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

And Shareholders of Publicis Groupe S.A.

We have audited the accompanying consolidated balance sheet of Publicis Groupe S.A. and subsidiaries ("the Company") as of December 31, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Paris, France
April 5, 2007

/s/ Bruno Perrin

Ernst & Young Audit
Represented by Bruno Perrin

Consolidated income statement
	Notes	2006	2005	2004

			(Millions of euros)
Revenue		4,386	4,127	3,832
Personnel expenses	3	(2,630)	(2,454)	(2,271)
Other operating expenses	4	(936)	(908)	(862)
Operating margin before depreciation and
amortization		820	765	699
Depreciation and amortization expense
(excluding intangibles arising on acquisition)	5	(107)	(116)	(119)
Operating margin		713	649	580
Amortization of intangibles arising on acquisition	5	(22)	(23)	(29)
Impairment	5	(31)	(33)	(215)
Non-current income (expense)	6	29	59	(10)
Operating income		689	652	326
Cost of net financial debt	7	(36)	(78)	(108)
Other financial income (expense)	7	(14)	(14)	(6)
Income of consolidated companies before taxes		639	560	212
Income taxes	8	(192)	(157)	(112)
Net change in deferred taxes related to the
OBSA/CLN transactions and deferred tax
assets related to the conversion to IFRS		-	-	198
Net income of consolidated companies		447	403	298
Equity in net income of non-consolidated
companies	13	22	11	6
Net income		469	414	304
Net income attributable to minority interests		26	28	26
Net income attributable to equity holders of
the parent		443	386	278

Per share data (in euros)	9
Number of shares		209,611,690	210,415,990	210,535,541
Net earnings per share		2.11	1.83	1.32
Number of shares – diluted		240,064,428	233,816,994	233,984,337
Net earnings per share – diluted		1.97	1.76	1.29

Consolidated balance sheet
		December 31,	December 31,	December 31,
	Notes	2006	2005	2004

			(Millions of euros)
Assets
Goodwill, net	10	2,840	2,883	2,623
Intangible assets, net	11	693	763	740
Property and equipment, net	12	511	580	609
Deferred tax assets	8	186	230	373
Investments accounted for by the equity method	13	44	33	17
Other financial assets	14	118	118	143
Non-current assets		4,392	4,607	4,505
Inventory and costs billable to clients	15	688	580	437
Accounts receivable	16	4,214	4,145	3,368
Other receivables and other current assets	17	413	446	364
Cash and cash equivalents	18	1,920	1,980	1,186
Current assets		7,235	7,151	5,355
Total assets		11,627	11,758	9,860

Liabilities and shareholders’ equity
Capital stock		79	79	78
Additional paid-in capital and retained earnings		2,001	1,977	1,543
Shareholders’ equity	19	2,080	2,056	1,621
Minority interests		27	20	31
Total equity		2,107	2,076	1,652
Long-term financial debt (more than 1 year)	22	1,911	1,913	1,492
Deferred tax liabilities	8	216	220	365
Long-term provisions	20	509	582	550
Non-current liabilities		2,636	2,715	2,407
Accounts payable		5,192	5,030	4,000
Short-term financial debt (less than 1 year)	22	203	224	273
Income taxes payable		149	263	206
Short-term provisions	20	116	120	106
Other creditors and other current liabilities	23	1,224	1,330	1,216
Current liabilities		6,884	6,967	5,801
Total liabilities and shareholders’ equity		11,627	11,758	9,860

(1) After changes in accounting policies set out in Note 1.6.

Consolidated cash flow statement
			2006	2005	2004

				(Millions of euros)
I-	Cash flows from operating activities
	Net income		469	414	304
	Income taxes		192	157	(86)
	Cost of net financial debt		36	78	108
	Capital (gains) losses on disposal (before tax)		(27)	(58)	10
	Depreciation, amortization and impairment on
	property and equipment and intangible assets		160	172	363
	Non-cash expenses on stock options and similar items		16	20	20
	Other non-cash income and expenses		11	11	13
	Equity in net income of non-consolidated companies		(22)	(11)	(6)
	Dividends received from equity accounted
	investments		19	9	7
	Restructuring expenditure		(18)	(30)	(79)
	Taxes paid		(229)	(167)	(114)
	Interest paid		(85)	(93)	(73)
	Interest received		74	44	46
	Change in working capital requirements (1)		(3)	74	264

Net cash provided by operating activities			593	620	777
II-	Cash flows from investing activities
	Purchases of property and equipment and intangible
	assets		(81)	(83)	(104)
	Proceeds from sale of property and equipment and
	intangible assets		32	8	3
	Proceeds from sale of investments and other financial
	assets, net		(3)	7	468
	Acquisitions of subsidiaries		(58)	(71)	(124)
	Disposals of subsidiaries		11	98	-
Net cash flows provided by (used in) investing activities			(99)	(41)	243

III-	Cash flows from financing activities
	Dividends paid to parent company shareholders		(66)	(55)	(47)
	Dividends paid to minority shareholders of
	subsidiaries		(23)	(19)	(23)
	Cash received on new borrowings		19	747	455
	Reimbursement of borrowings		(52)	(460)	(1,307)
	Net (purchases)/sales of treasury stock and equity
	warrants		(264)	7	(9)
	Cash received on hedging transactions		36	-	-
Net cash flows provided by (used in) financing activities			(350)	220	(931)

IV- Impact of exchange rate fluctuations			(139)	72	(39)

Net change in consolidated cash flows (I + II + III + IV)			5	871	50
	Cash and cash equivalents at January 1		1,980	1,186	1,415
	Bank overdrafts at January 1		(95)	(172)	(451)
	Net cash and cash equivalents at beginning of year		1,885	1,014	964
	Cash and cash equivalents at December 31		1,920	1,980	1,186
	Bank overdrafts at December 31		(30)	(95)	(172)
	Net cash and cash equivalents at end of year		1,890	1,885	1,014
Net change in cash and cash equivalents			5	871	50

(1) Breakdown of change in working capital requirements

	Change in inventory and costs billable to clients		(152)	(97)	(47)
	Change in accounts receivable and other receivables		(338)	(391)	76
	Change in accounts payable, other creditors and
	provisions		487	562	235
	Change in working capital requirements		(3)	74	264

Statement of changes in shareholders’ equity

					Gains and
				Reserves	losses
			Additional	and	recognized
Number of		Capital	paid-in	retained	through	Shareholders’	Minority	Total
shares	Millions of euros	stock	capital	earnings	equity	equity	interests	equity

182,365,864	January 1, 2004	78	2,557	(1,291)	154	1,498	28	1,526
	Gains and (losses) recognized
	through equity				(124)	(124)	(1)	(125)
	Net income for the year			278		278	26	304
	Total recognized income and
	(expenses) for the year			278	(124)	154	25	179
	Increase in capital stock of
92,808	Publicis Groupe SA
	Dividends paid		(20)	(27)		(47)	(23)	(70)
	Share-based compensation			20		20		20
	Effect of changes in scope of
	consolidation and of
	commitments to purchase
	minority interests						1	1
	Reversal of Saatchi & Saatchi
	provisions			2		2		2
	Reversal of Italian Bond
	provisions			3		3		3
(370,454)	Purchases/sales of treasury stock			(9)		(9)		(9)
182,088,218	December 31, 2004 (1)	78	2,537	(1,024)	30	1,621	31	1,652
	Gains and (losses) recognized
	through equity				88	88	5	93
	Net income for the year			386		386	28	414
	Total recognized income and
	(expenses) for the year			386	88	474	33	507
	Increase in capital stock of
1,637,949	Publicis Groupe SA	1	47	(48)
	Dividends paid			(55)		(55)	(19)	(74)
	Share-based compensation			20		20		20
	Buyback of equity warrants (BSA)			(2)		(2)		(2)
	Additional interest on Oranes			(2)		(2)		(2)
	Partial early redemption of the
	2018 Oceane (equity component)			(9)		(9)		(9)
	Effect of changes in scope of
	consolidation and of
	commitments to purchase
	minority interests						(25)	(25)
343,079	Purchases/sales of treasury stock			9		9		9
184,069,246	December 31, 2005 (1)	79	2,584	(725)	118	2,056	20	2,076
	Gains and (losses) recognized
	through equity				(103)	(103)	(4)	(107)
	Net income for the year			443		443	26	469
	Total recognized income and
	(expenses) for the year			443	(103)	340	22	362
	Increase in capital stock of
1,600,219	Publicis Groupe SA	-	47	(47)
	Dividends paid			(66)		(66)	(23)	(89)
	Share-based compensation			16		16		16
	Buyback of equity warrants (BSA)			(201)		(201)		(201)
	Additional interest on Oranes			(1)		(1)		(1)
	Effect of changes in scope of
	consolidation and of
	commitments to purchase
	minority interests						8	8
(2,065,587)	Purchases/sales of treasury stock			(64)		(64)		(64)
183,603,878	December 31, 2006	79	2,631	(645)	15	2,080	27	2,107

(1)	Retained earnings were adjusted at December 31, 2005 and December 31, 2004, following the change in accounting policy for recognition of actuarial gains and losses on defined benefit plans (See Note 1.6).

Gains and losses recognized directly through equity

(a) Changes in the year

	2006	2005	2004

		(Millions of euros)
Revaluation of available-for-sale investments	11	(16)	(9)
Hedge on net investments	(8)	9	-
Actuarial gains and losses on defined benefit plans	2	(21)	(8)
Deferred taxes on stock options	2	-	-
Cumulative translation adjustment	(110)	116	(107)
Total gains and (losses) recognized directly through equity in
the year	(103)	88	(124)

(b) Balances at year end

	December 31,	December 31,	December 31,
	2006	2005	2004

		(Millions of euros)
Revaluation of property	105	105	105
Revaluation of available-for-sale investments	35	24	40
Hedge on net investments	1	9	-
Actuarial gains and losses on defined benefit plans	(27)	(29)	(8)
Deferred taxes on stock options	2	-	-
Cumulative translation adjustment	(101)	9	(107)
Cumulative gains and losses recognized directly through
equity at year end	15	118	30

Notes to the consolidated financial statements

1.	ACCOUNTING POLICIES

1.1	Consolidation principles and policies

In application of European regulation N° 1606/2002 pertaining to international standards, issued on July 19, 2002, the consolidated financial statements for the 2006 financial year were prepared in accordance with IAS /IFRS international standards applicable at December 31, 2006 as approved by the European Union.

The financial statements for the 2006 financial year are presented with two years comparatives, 2005 and 2004, also prepared under IAS /IFRS accounting standards. Accounting options related to first time adoption of IFRS are presented in paragraph 1.4 below.

The financial statements were approved by the Management Board on February 19, 2007 and reviewed by the Supervisory Board on February 27, 2007. They will be submitted for the approval of the shareholders, who have the power to change the financial statements as presented, at the Annual General Meeting on June 4, 2007.

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

  Assets and liabilities are translated at year-end exchange rates;

  Income statement items are translated at average exchange rates for the year;

  Translation gains and losses resulting from the application of these rates are recognized in “Gains and losses recognized through equity – change in cumulative translation adjustment” for the Group share with the remainder being recorded in “Minority interests” in the balance sheet.

Goodwill and fair value adjustments to assets and liabilities recognized in the context of the acquisition of a foreign entity are expressed in the functional currency of the acquired enterprise and translated at the exchange rate applicable at the balance sheet date.

Elimination of intercompany transactions

Transactions between consolidated subsidiaries are fully eliminated, as are the corresponding receivables and payables. Similarly intercompany gains or losses on sale, internal dividends and provisions relating to subsidiaries are eliminated from consolidated results, except in the case of impairment.

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

Development expenditure incurred on an individual project is capitalized when its future recoverability can be considered to be reasonably certain. All expenditure capitalized is amortized over the period over which it is expected that revenues related to the project will be earned.

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

  They are identifiable, i.e., they result from legal or contractual rights, or

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

Property and equipment

Property and equipment is stated at cost, as reduced by cumulative depreciation and impairment losses. Publicis opted to revalue its building at 133, Avenue des Champs - Elysées in Paris at its fair value at the date of transition to IFRS and to consider this value as being the deemed cost at the transition date.

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

Useful lives of property and equipment are generally as follows (straight-line method):

  Buildings: 20 to 70 years.

  Fixtures, fittings and general installations: 10 years.

  Office furniture and equipment: 5 to 10 years.

  Vehicles: 4 years.

• Computer hardware: 2 to 4 years.

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

Inventory and costs billable to clients

Inventory and costs billable to clients primarily comprise work-in-progress related to the advertising business, consisting of technical, creative and production work (graphic design, TV and radio production, editing, etc.), which is billable, but has not yet been billed to clients. They are recognized on the basis of costs incurred and a provision is recorded when their net realizable value is lower than cost. Unbillable work or costs incurred relating to new client development activities are not recognized in assets except when they constitute expenses incurred during the proposal process which may be billed to the client under the terms of the contract. In order to assess net realizable value, inventory and costs billable to clients are reviewed on a case-by-case basis and written down, if appropriate, on the basis of criteria such as the existence of client disputes and claims.

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

Changes in the fair value of derivatives which are designated as fair value hedges are recognized in “Other financial income (expense)”, as are changes in the value of the underlying hedged items. The fair value of derivatives is recognized in “Other current assets” or in “Other current liabilities”.

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
  Bonds with conversion options and bonds reimbursable in shares:

  In the case of bonds convertible into shares (Oceanes), bonds reimbursable in shares (Oranes) and bonds with detachable equity warrants (OBSAs), the debt component and the equity component are separately recognizedas of the date of initial recognition. The fair value of the debt component on issue is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable if the companyhad issued a bond with the same conditions but without a conversion option.

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

While awaiting an IFRIC interpretation or a specific IFRS on this matter, the following accounting treatment has been adopted in accordance with currently applicable IFRS standards:

  On initial recognition, these commitments are recognized in financial debt at the discounted value of the purchase commitment, with the double entry being booked to minority interests and, for the balance, to goodwill,

  Subsequent changes in the value of the commitment are recognized by adjusting the amount of goodwill, and

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

Provisions

Provisions are recognized when:

  The Group has a current obligation (legal or constructive) resulting from a past event,

  It is probable that an outflow of resources embodying economic benefits will be necessary to extinguish the obligation, and

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
  Provisions for restructuring

  Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced. In the context of an acquisition, restructuring plans which do not constitute liabilities for the acquired enterprise at the date of acquisition are recognized as expenses. These costs consist primarily of severance and early retirement payments and notice periods not worked, recognized in personnel expenses, and, in some cases, of write-downs of property and equipment and other assets.
  Vacant property provisions

  A provision is recognized for the amount of rent and related expenses to be paid, net of any sublease revenues to be received, for all buildings that are sublet or vacant and are not intended to be used in the context of the Group’s principal activities.

In the context of acquisitions, provisions are also recorded when the acquired company has property rental contracts with less favorable terms than those prevailing in the market at the acquisition date.

· Pensions and other post-employment benefits

The Group recognizes commitments related to pensions and other post-employment benefits in accordance with the type of plan in question:

  Defined contribution plans: the amount of Group contributions paid to the plan is recognized as an expense of the period;

  Defined benefit plans: the cost of defined benefits is separately determined for each plan using the projected unit cost actuarial method. Actuarial gains and losses arising in the year are recognized directly in equity. The effect of unwinding the discount on employee benefit commitments, net of the expected return on plan assets is recognized in “Other financial income (expense)”.

Accounts payable

This caption includes all operating payables (including notes payable and accrued supplier invoices) related to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within less than one year. However any payable whose due date was distant would be measured at its present value.

Revenue

A written agreement with clients (purchase order, letter, contract, etc.) indicating the nature and the amount of the work to be performed is required for the recognition of revenue. The Group’s revenue recognition policies are summarized below:

  For commission based customer arrangements (excluding production):

  Revenue from advertising creation services and media space buying services is recognized at the date of publication or broadcast.
  For other customer arrangements (project based arrangements, fixed fee arrangements, time-based arrangements, etc.):

  Revenue is recognized in the accounting period in which the service is rendered. Revenue under fixed fee arrangements is recognized on a straight-line basis which reflects the nature and the scope of services rendered. Revenue under time-based arrangements is recognized on the basis of work performed.
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

Earnings per share and diluted earnings per share

Earnings per share is calculated by dividing net income attributable to ordinary shares by the weighted average number of ordinary shares in issue during the period, including the effect of redemption of Oranes in shares, as Oranes are contractually reimbursable in ordinary shares.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shares, after cancellation of interest on bonds reimbursable in, or convertible into, ordinary shares, by the weighted average number of ordinary shares in issue during the period adjusted by the effect of dilutive options, dilutive equity warrants and the conversion of bonds convertible into ordinary shares (Oceanes).

In the calculation of diluted earnings per share, only instruments with a dilutive effect, i.e., those whose effect is to reduce net earnings per share, are taken into account.

For Publicis stock options and equity warrants the following method is used:

In order to calculate diluted earnings per share, the dilutive options and the dilutive equity warrants are presumed to have been exercised.

The proceeds resulting from the exercise of these instruments are considered to have been received for the issue of ordinary shares at the average market price for ordinary shares during the period (which is deemed to represent fair value – this share issue has neither a dilutive or anti-dilutive effect and is not taken into account in the calculation of diluted earnings per share). The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price is treated as an issuance of shares without financial consideration, thus having a dilutive effect; this number of shares is taken into account in the denominator of diluted earnings per share.

In this manner, options and equity warrants only have a dilutive effect when the average market price for ordinary shares during the period exceeds the exercise price for such options or equity warrants (i.e., when they are “in the money”).

In addition to earnings per share as described above (both basic and diluted), the Group usually calculates and communicates a basic and diluted “Headline” earnings per share, which is similar to that described above except that the earnings taken into account exclude:

  The “Impairment” and “Amortization of intangibles arising on acquisition” captions, and

  Certain specifically designated unusual income and expenses (recorded under the “Non-current income (expense)” caption).

1.3 Principal sources of uncertainty arising from use of estimates

The main assumptions concerning future events, and other sources of uncertainty arising from the use of estimates at the balance sheet date, in respect of which a significant risk of changes in estimates of the net carrying amount of assets and liabilities during future years exists, relate to:

  Provisions,

  Impairment of goodwill and intangible assets,

  Measurement at fair value of the options granted under Publicis Groupe S.A.’s stock option plans.

Detailed disclosures in these areas are provided, respectively in note 20, note 5, and note 28 hereafter.

1.4 Accounting options taken on first-time adoption of IFRS

IFRS financial reporting for 2004 was prepared in accordance with the requirements of IFRS 1. Retrospective application in the opening balance sheet of the accounting policies retained for IFRS financial reporting constituted the general rule applied for adjustment. The effect of these adjustments was recognized directly through shareholders’ equity.

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

Actuarial gains and losses on pension commitments

Publicis opted to recognize all actuarial gains and losses in respect of employee benefit plans at the IFRS transition date. This treatment had already been applied in the 2004 consolidated financial statements as prepared in accordance with French accounting standards

Measurement of certain tangible assets at fair value as deemed cost

Publicis opted to revalue its building at 133, avenue des Champs Elysées in Paris at its fair value and to consider this value as being the deemed cost at the transition date.

The fair value of this building at the transition date amounts to €164 million, which represents an adjustment of €159 million compared to its carrying amount under previous accounting standards. The valuation was performed by an independent expert using the rent capitalization method.

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

1.5 Impact of IFRS standards and IFRIC interpretations which are published but not yet in force

The Group has analyzed the IFRS standards and amendments and the IFRIC interpretations published and approved by the European Union at December 31, 2006 which are applicable on January 1, 2007 at the latest, as well as such texts that have not yet been approved by the European Union at December 31, 2006. The Group expects that adoption of these texts will not have a material impact on its financial statements in the periods in which they first become applicable.

1.6 Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the following points:

During the year, the Group adopted the following new IFRS standards and amendments and new IFRIC interpretations:

-	IAS 19 Amendment – Employee benefits,

-	IAS 21 Amendment – Effects of changes in foreign exchange rates,

-	IAS 39 Amendments – Financial instruments: Recognition and measurement,

-	IFRIC 4 – Determining whether an arrangement contains a lease.

Application of these standards and interpretations, with the exception of the amendment to IAS 19, did not have a material impact on the financial statements.

The Group retained the option provided by IAS 19 under which actuarial gains and losses arising in the year are recognized directly in equity. As stated in paragraph 1.4 above, Publicis opted to recognize all actuarial gains and losses in respect of employee benefit plans at the IFRS transition date. In consequence, this change in accounting policy has no impact of the balance sheet at January 1, 2004 or on the 2004 income statement. Furthermore, the amount of actuarial gains and losses generated during 2004 was below the threshold (corridor) required for recognition of amortization in the 2005 income statement. The change in accounting policy thus did not have any effect on the 2005 income statement either.

  All receivables and payables on media space transactions, including those in which the Group acts as an agent on behalf of its clients which were previously recorded in “Other receivables and other current assets and “Other creditors and other current liabilities”, are henceforth recorded in “Accounts receivable” and “Accounts payable”. This change in accounting policy has no impact on the income statements for 2004 and 2005.

The following captions of the consolidated balance sheet for prior periods have thus been adjusted as set out below:

	Balance sheet at		Balance sheet at
	December 31, 2005	Effects of changes in	December 31, 2005 after
	published	accounting policies	reclassifications

		(Millions of euros)
Assets
Deferred tax assets (1)	216	14	230
Accounts receivable (2)	4,014	131	4,145
Other receivables and other current
assets (2)	577	(131)	446

Liabilities & shareholders’ equity
Additional paid-in capital and retained
earnings (1)	2,006	(29)	1,977
Long-term provisions (1)	539	43	582
Accounts payable (2)	4,605	425	5,030
Other creditors and other current
liabilities (2)	1,755	(425)	1,330

	Balance sheet at		Balance sheet at
	December 31, 2004	Effects of changes in	December 31, 2004 after
	published	accounting policies	reclassifications

		(Millions of euros)
Assets
Deferred tax assets (1)	368	5	373
Accounts receivable (2)	3,282	86	3,368
Other receivables and other current assets (2)	450	(86)	364

Liabilities & shareholders’ equity
Additional paid-in capital and retained
earnings (1)	1,551	(8)	1,543
Long-term provisions (1)	537	13	550
Accounts payable (2)	3,694	306	4,000
Other creditors and other current
liabilities (2)	1,522	(306)	1,216

(1)	Effects of the change in accounting policy regarding recognition of actuarial gains and losses on defined benefit plans.

(2)	Effects of the change in balance sheet presentation relating to receivables and payables on media space transactions.

2.	CHANGES IN THE SCOPE OF CONSOLIDATION

2.1	Acquisitions in the year

The main acquisitions in the year were as follows:

-   In March 2006, the Group acquired 60% of Solutions Integrated Marketing Services, a leader in marketing services in India,

-   In April 2006, the Group acquired the Belgian agency Duval Guillaume, the largest independent advertising and marketing services agency in the country,

-  In May 2006, the Group acquired 51% of Yorum, Allmedia, Bold and Zone, which are Turkish advertising and communications agencies,

-  In July 2006, the Group acquired the BOZ group, a leader in health sector communications in France,

-  In August 2006, the Group acquired Moxie Interactive, a digital and interactive communications agency based in the United States, and

-  In October 2006, the Group acquired Emotion, a leader in events communications in Asia.

The acquisition cost (excluding cash of the acquired entities) of the entities integrated during the year, taken together, amounts to a total of €130 million, of which €49 million was paid during the year. All acquisitions in the period, taken together, represent less than 1.5% of consolidated revenue and made a positive contribution of less than 1.5% to net income attributable to equity holders of the parent.

2.2     Disposals in the year

The Group did not make any material disposal in the year.

The companies sold contributed less than 0.2% to 2006 consolidated revenue and net income attributable to equity holders of the parent.

3.     PERSONNEL EXPENSES AND HEADCOUNT

Personnel expenses include salaries, commissions, bonuses, employee profit sharing and holiday pay. They also include expenses related to stock option plans and expenses related to pensions (excluding the net effect of unwinding of discount on benefit obligations which is included in “Other financial income (expense)”).

	2006	2005	2004

		(Millions of euros)
Remuneration	2,104	1,964	1,822
Social security expenses	333	316	287
Post-employment benefits	69	63	59
Stock-option expense	16	20	20
Temporaries and freelances	108	91	83
Total	2,630	2,454	2,271

Breakdown of headcount

	By geographical area:

			December 31,

		2006	2005	2004

Europe		15,258	14,412	14,151
North America		11,990	12,158	11,308
Rest of the world		12,691	12,040	10,925
Total		39,939	38,610	36,384

	By function (in %):

			December 31,

		2006	2005	2004

Commercial		23%	23%	22%
Creative		17%	18%	17%
Production and specialized activities		15%	15%	15%
Media and research		23%	22%	22%
Administration and Management		17%	16%	17%
Other		5%	6%	7%
Total		100%	100%	100%

4.	OTHER OPERATING EXPENSES

Other operating expenses include all external charges other than production and media purchases. They notably include rent, other lease expenses and other expenses related to the occupancy of premises of an amount of €257 million in 2006, as against €236 million in 2005 and €240 million in 2004. They also include taxes (other than income taxes) and additions to and reversals of provisions.

5.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT
		2006	2005	2004

		(Millions of euros)
Amortization expense on other intangible assets (excluding intangibles arising on
acquisition)		(16)	(19)	(10)
Depreciation of property and equipment		(91)	(97)	(109)
Depreciation and amortization expense (excluding intangibles arising on
acquisition)		(107)	(116)	(119)
Amortization of intangibles arising on acquisition		(22)	(23)	(29)
Impairment of intangibles arising on acquisition		(1)	(11)	(123)
Impairment of goodwill		(30)	(6)	(92)
Impairment of property and equipment		-	(16)	-
Impairment		(31)	(33)	(215)
Total depreciation, amortization and impairment		(160)	(172)	(363)

Impairment of intangibles arising on acquisition

Impairment tests were carried out on all of the Group’s tradenames, being those recognized on acquisition of Bcom3 (Leo Burnett, Starcom, MS&L and Medicus) and the Fallon and ZenithOptimedia tradenames. Fallon, Nelson, Leo Burnett and MS&L client relationships were also subjected to impairment tests. All valuations required for these impairment tests were performed by an independent expert.

The after tax discount rates used in the valuations were between 8.0% (9.8% before tax) and 10.5% (16.9% before tax).

These tests led the Group to recognize an impairment loss on Fallon’s client relationships in an amount of €1 million.

This expense was determined using an after tax discount rate of 10.5% (16.9% before tax).

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

The after tax discount rates used were between 8.5% (11.9% before tax) and 10.5% (14.7% before tax). The terminal growth rate used in the projections is between 2.5% and 3%.

These tests led the Group to recognize an impairment loss of €23 million in respect of goodwill on Johnston & Associates (€13 million), eventive (€8 million) and Publicis Austria (€2 million).

In addition, the Group benefited from a tax saving of €7 million resulting from tax loss carryforwards which existed at the date of acquisition of Bcom3 but which had not been recognized in the balance sheet. Impairment of the Bcom3 goodwill was thus recognized for an identical amount.

Furthermore, the carrying amounts of the goodwill and the tradename allocated to Leo Burnett amount, respectively, to €1,070 million (being 38% of the total carrying amount of goodwill) and €221 million (being 63% of the total carrying amount of tradenames) at December 31, 2006.

The impairment test on the Leo Burnett goodwill was carried out on the basis of the value in use of this cash generating unit determined using its 5-year business plan (2007-2011) and the following assumptions:

-   Discounting of future cash flows at a pre-tax rate of 8.5% after tax (11.9% before tax),

-   Growth of revenue over the period 2007-2011 in line with the average expected growth of the creative agency networks,

-   A terminal growth rate of 2.5%, and

-   Constant levels of margins over the period of the business plan and beyond.

The value in use thus calculated is greater than the carrying amount of the Leo Burnett cash generating unit. No impairment loss thus needed to be recognized. Use of a discount rate 1% higher than that used leads to the same conclusion. Use of a terminal growth rate 1% lower than that used also leads to the same conclusion.

6.    NON-CURRENT INCOME (EXPENSE)

This caption brings together unusual items of income and expense. It notably includes capital gains and losses on disposal of assets.

	2006	2005	2004

	(Millions of euros)
Capital gains (losses) on disposal of assets (1)	27	80	(2)
Capital gains (losses) on redemption of financing instruments (2)	-	(22)	(7)
Other non-current income (expense)	2	1	(1)
Non-current income (expense)	29	59	(10)

(1)	In 2006, this line item is mainly comprised of the capital gain on the sale of the Saatchi & Saatchi building located in Neuilly-sur-Seine, France. In 2005, it is mainly comprised of the capital gain on the sale of shareholdings in JC Decaux Netherlands, VKM, and Sopact, as well as 33% of Metrobus.

(2)	In 2005, this represents the capital loss on redemption of 62.36% of the Oceane 2018. In 2004, it represents the capital loss on the redemption of the bond component of the OBSA and the sale of the CLN.

	7.	NET FINANCIAL COSTS
	2006	2005	2004

	(Millions of euros)
Interest expense on loans and bank overdrafts	(107)	(114)	(144)
Interest expense on finance lease obligations	(10)	(10)	(10)
Interest income	81	46	46
Cost of net financial debt	(36)	(78)	(108)
Foreign exchange gains (losses)	7	(51)	29
Change in the fair value of derivatives	(10)	47	(23)
Financial expense related to unwinding of discount on long-term vacant property	(7)	(7)	(8)
provisions (at a rate of 5%)
Net financial expense related to unwinding of discount on pension provisions	(5)	(4)	(5)
Dividends received from non-consolidated companies	1	1	1
Other financial income (expense)	(14)	(14)	(6)
Net financial costs	(50)	(92)	(114)

8.	INCOME TAXES

Analysis of income tax expense

		2006	2005	2004

		(Millions of euros)
Current tax expense		(232)	(233)	(180)
Tax loss carryforwards and tax credits which reduced current tax expense but were not
recognized in assets in prior periods		59	43	35
Total current tax expense		(173)	(190)	(145)
Net deferred tax expense related to the creation and reversal of temporary differences		(18)	33	33
Changes in provisions against deferred tax assets and recognition of deferred tax
assets (1)		(1)	-	-
Total deferred tax income (expense)		(19)	33	33
Income taxes		(192)	(157)	(112)

(1)	Excluding, in 2004, €57 million of recognition of deferred tax assets related to conversion to IFRS which are included under the “Net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS” caption in the Income Statement.

Analysis of income taxes recognized through equity

Income taxes recognized directly through equity in the financial year relate to the swap on the Eurobond 2012 (see Note 26), to actuarial gains and losses on employee benefit commitments and to stock options. These movements are set out in the following table:

	2006	2005	2004

	(Millions of euros)
Swap on Eurobond 2012	(2)	2	-
Actuarial gains and losses	(4)	9	5
Stock options	2	-	-
Deferred tax assets recognized directly in equity	(4)	11	5
Swap on Eurobond 2012	(9)	9	-
Deferred tax liabilities recognized directly in equity	(9)	9	-

Effective tax rate

The effective tax rate is as follows:

	2006	2005	2004

	(Millions of euros)
Income of consolidated companies before taxes	639	560	212
Capital gain on disposals of JC Decaux Netherlands, VKM, Sopact and 33% of Metrobus	-	(87)	-
Capital gain on the sale of the Saatchi & Saatchi building	(27)	-	-
Capital loss on the redemption of the debt component of the OBSA and the sale of the CLN	-	-	7
Goodwill impairment, excluding impairment arising from the use of tax losses which were not
recognized at the time of acquisition of Bcom3	23	1	88
Impairment of property and equipment	-	16	-
Income before non-current gains and losses	635	490	307
French tax rate	34.43%	33.83%	34.33%
Expected tax expense:	(219)	(166)	(105)
Effect of:
- Differences in income tax rates	(3)	(4)	(4)
- Income taxed at reduced rates	-	-	-
- Use of prior tax losses and recognition of deferred tax assets in respect of prior year losses (1)	59	43	35
- Losses in year for which no deferred tax asset was recognized and provisions against deferred
tax assets	(17)	(22)	(12)
- Permanent differences	(12)	(8)	(26)
Income taxes per the income statement (2):	(192)	(157)	(112)
Effective tax rate	30.2%	32.0%	36.5%

(1)	Excluding, in 2004, €57 million of recognition of deferred tax assets related to conversion to IFRS which are included under the “Net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS” caption in the Income Statement.

(2)	Excluding net change in deferred taxes related to the OBSA/CLN transactions and deferred tax assets related to the conversion to IFRS.

Tax loss carryforwards

Following the acquisition of Saatchi & Saatchi, the Group had approximately €503 million of tax loss carryforwards, arising out of Saatchi transactions prior to the acquisition, available to it. At December 31, 2006, the amount of unrecognized tax loss carryforwards, from an accounting perspective, is €55 million.

In addition to the Saatchi & Saatchi tax loss carryforwards, the Group has €305 million of tax loss carryforwards at December 31, 2006 (of which €253 million can be carried forward indefinitely) which have not given rise to recognition of a deferred tax asset in the consolidated balance sheet because of uncertainties related to possibilities for their use.

The tax saving on tax loss carryforwards of the Bcom3 group which existed at the time of the acquisition and which were used in 2006 have been adjusted against Bcom3 goodwill for €7 million, in accordance with IFRS 3.

Deferred taxes recognized in the balance sheet

At December 31, deferred tax assets and liabilities are as follows:

		December 31,

	2006	2005	2004

		(Millions of euros)

Short-term	46	70	98
Long-term	315	368	332
Effect of offset of deferred tax assets and liabilities by tax group (1)	(175)	(208)	(57)
Total deferred tax assets (2)	186	230	373
Short-term	(17)	(31)	(36)
Long-term	(374)	(397)	(386)
Effect of offset of deferred tax assets and liabilities by tax group (1)	175	208	57
Total deferred tax liabilities	(216)	(220)	(365)
Deferred tax assets (liabilities) , net	(30)	10	8

(1)	Since 2005, the offset takes account of the existence of a single tax group in the United States.

(2)	Deferred tax assets at December 31, 2005 and December 31, 2004 were adjusted following the change in accounting policy for recognition of actuarial gains and losses on defined benefit plans (See Note 1.6).

Source of deferred taxes

		December 31,

	2006	2005	2004

		(Millions of euros)
Deferred tax assets arising on temporary differences (excluding Bcom3)	230	249	228
Deferred tax assets on compound bonds	11	13	15
Deferred tax assets on restructuring and vacant property commitments related to the Bcom3
acquisition	71	104	116
Deferred tax assets arising on tax loss carryforwards	49	72	71
Effect of offset of deferred tax assets and liabilities by tax group	(175)	(208)	(57)
Total deferred tax assets	186	230	373
Deferred tax liabilities related arising on temporary differences (excluding compound bonds)	(61)	(61)	(31)
Deferred tax liabilities on compound bonds	(19)	(31)	(54)
Deferred tax liabilities attributable to adjustment of assets and liabilities at fair value on acquisition	(257)	(282)	(283)
Deferred tax liability arising on the Champs Elysées building being restated at fair value (as deemed
cost)	(54)	(54)	(54)
Effect of offset of deferred tax assets and liabilities by tax group	175	208	57
Total deferred tax liabilities	(216)	(220)	(365)
Deferred tax assets (liabilities), net	(30)	10	8

Deferred tax liabilities include those arising on the adjustment of intangible assets on the acquisitions of Zenith (€34 million) and Bcom3 (€206 million), as well as those related to the separation of the compound bonds (Oceanes, Oranes) into their components and the deferred tax liability arising on the Champs Elysées building being adjusted to fair value (as deemed cost) at the date of transition to IFRS.

9.	EARNINGS PER SHARE

	Earnings per share and diluted earnings per share
			2006	2005	2004

	Net income used for the calculation of earnings per share			(Millions of euros)
	Net income attributable to equity holders of the parent	a	443	386	278
	Impact of dilutive instruments:
	- Savings in financial expenses related to the conversion of debt instruments,		31	25	23
	net of tax (1)
	Net income attributable to equity holders of the parent – diluted	b	474	411	301

	Number of shares used for the calculation of earnings per share
	Average number of shares in circulation		183,576,207	182,818,378	182,410,541
	Shares to be issued to redeem the Oranes		26,035,483	27,597,612	28,125,000

	Average number of shares used for the calculation	c	209,611,690	210,415,990	210,535,541
	Impact of dilutive instruments: (2)
	- Effect of exercise of dilutive stock options		1,736,783	228,591	276,383
	- Effect of the exercise of the equity warrants		59,208	-	-
	- Shares resulting from the conversion of the convertible bonds (1)		28,656,747	23,172,413	23,172,413

	Number of shares – diluted	d	240,064,428	233,816,994	233,984,337

				(in euros)
	Earnings per share	a/c	2.11	1.83	1.32
	Earnings per share – diluted	b/d	1.97	1.76	1.29

(1)	In 2004 and 2005, only the 2008 Oceanes are taken into account for the calculation of diluted earnings per share; in 2006, both the 2008 and 2018 Oceanes are taken into account in the calculation;

(2)	Only the equity warrants and stock options with a dilutive effect, being those whose exercise price is greater than the average share price for the year, are taken into consideration.

Headline earnings per share (basic and diluted)

		2006	2005	2004

Net income used for the calculation of headline earnings per share (1)		(Millions of euros)
Net income attributable to equity holders of the parent		443	386	278
Items excluded:
- Amortization of intangibles arising on acquisition, net of tax		13	14	18
- Impairment, net of tax		23	24	164
- Sale of the Saatchi & Saatchi building (Ile de la Jatte)		(27)	-	-
- Capital gains, net of tax, on the sale of JCDecaux Netherlands, VKM, Sopact and
33 % of Metrobus		-	(87)	-
- Capital loss on the early redemption of the Oceane 2018, net of tax		-	16	-
- Capital gains on the OBSA/CLN transactions, net of tax		-	-	(134)
- Deferred tax assets related to conversion to IFRS		-	-	(57)

Adjusted net income attributable to equity holders of the parent	e	452	353	269
Impact of dilutive instruments:
- Savings in financial expenses related to the conversion of debt instruments, net of
tax		31	25	23

Adjusted net income attributable to equity holders of the parent – diluted	f	483	378	292

Number of shares used for the calculation of earnings per share
Average number of shares in circulation		183,576,207	182,818,378	182,410,541
Shares to be issued to redeem the Oranes		26,035,483	27,597,612	28,125,000

Average number of shares used for the calculation	c	209,611,690	210,415,990	210,535,541
Impact of dilutive instruments:
- Effect of exercise of dilutive stock options		1,736,783	228,591	276,383
- Effect of the exercise of the equity warrants		59,208	-	-
- Shares resulting from the conversion of convertible bonds		28,656,747	23,172,413	23,172,413

Number of shares – diluted	d	240,064,428	233,816,994	233,984,337

			(In euros)
Headline earnings per share (1)	e/c	2.16	1.68	1.28
Headline earnings per share - diluted (1)	f/d	2.01	1.62	1.25

(1)	Earnings per share before amortization of intangibles arising on acquisition, impairment, capital gain (loss) on the disposals of the Ile de la Jatte building, JCDecaux Netherlands and 33 % of Metrobus/ redemption of Oceane 2018/ the OBSA/CLN transactions (net of tax) and the recognition of deferred tax assets related to conversion to IFRS.

It should be noted that the following transactions relating to ordinary shares and potential ordinary shares occurred during 2006:

  Exercise of the put on the Oceane 2018 in January 2006: 1,149,587 Oceanes were redeemed, thus eliminating an equivalent number of potential shares.

  Public equity warrant buyback offer initiated on January 13, 2006: the offer resulted in the buyback of 22,107,049 equity warrants, leading to the elimination of an equivalent number of potential shares

10. GOODWILL

Publicis opted for the possibility not to restate prior classification and methods used for business combinations that took place before the transition date. As from this date, business combinations are treated in accordance with the requirements of IFRS 3 and thus goodwill and intangible assets with indefinite useful lives are no longer amortized.

At January 1, 2004, the transition date, the gross carrying amount of goodwill under IFRS is equal to the gross value of such goodwill under French standards less prior accumulated amortization.

Goodwill balances in respect of consolidated companies can be analyzed as follows:

		North	Rest of
	Europe	America	the world	Total

		(Millions of euros)
Net value at December 31, 2005	976	1,462	445	2,883
2006 financial year:
- Gross goodwill at January 1, 2006	1,035	1,474	497	3,006
- Changes in the year (including translation adjustments)	58	(102)	11	(33)
Total gross value	1,093	1,372	508	2,973
Impairment	(69)	(24)	(40)	(133)
Net value at December 31, 2006	1,024	1,348	468	2,840

Changes in goodwill

	Gross value		Impairment	Net value

		(Millions of euros)
January 1, 2004	2,711		(18)	2,693
Acquisitions / impairment		99	(92)	7
Changes related to the recognition of commitments to purchase minority
interests (1)		(38)	-	(38)
Disposals and derecognition		(22)	-	(22)
Translation adjustment and other		(18)	1	(17)
December 31, 2004	2,732		(109)	2,623
Acquisitions / impairment		72	(6)	66
Changes related to the recognition of commitments to purchase minority
interests (1)		50	-	50
Disposals and derecognition		(8)	-	(8)
Translation adjustment and other		160	(8)	152
December 31, 2005	3,006		(123)	2,883
Acquisitions / impairment		110	(30)	80
Changes related to the recognition of commitments to purchase minority
interests (1)		39	-	39
Disposals and derecognition		(13)	13	-
Translation adjustment and other		(169)	7	(162)
December 31, 2006	2,973		(133)	2,840

(1)	While awaiting a specific IFRS or an IFRIC interpretation, commitments to purchase minority interests have been recognized in financial debt with the double entry being booked to minority interests and, for the balance, to goodwill. Any future changes in such minority interests as well as any change in the valuation of such commitments will modify the related goodwill balance.

At December 31, 2006, the gross value of goodwill resulting from the Bcom3 acquisition amounts to €1,771 million. Impairment recognized in respect of this goodwill amounts to €16 million at December 31, 2006. It corresponds to the amount of tax savings on the tax loss carryforwards of Bcom3 used since 2004.

11.	INTANGIBLE ASSETS, NET

Changes in intangible assets with finite useful lives

			Client relationships			Software and other

		Gross	Amortization/		Gross	Amortization/
		value	impairment	Net value	value	impairment	Net value

				(Millions of euros)

January 1, 2004		564	(62)	502	100	(68)	32
Additions		3	-	3	28	-	28
Amortization		-	(29)	(29)	-	(10)	(10)
Impairment		-	(95)	(95)	-	-	-
Disposals and write-off		(5)	1	(4)	(10)	8	(2)
Translation and other		(28)	13	(15)	(19)	7	(12)
December 31, 2004		534	(172)	362	99	(63)	36
Additions		-	-	-	32	-	32
Amortization		-	(23)	(23)	-	(19)	(19)
Impairment		-	(11)	(11)	-	-	-
Disposals and write-off		(3)	3	-	(7)	6	(1)
Translation and other		61	(31)	30	(7)	(4)	(11)
December 31, 2005		592	(234)	358	117	(80)	37
Additions		-	-	-	8	-	8
Amortization		-	(22)	(22)	-	(16)	(16)
Impairment		-	(1)	(1)	-	-	-
Disposals and write-off		-	-	-	(6)	6	-
Translation and other		(46)	25	(21)	(2)	2	-
December 31, 2006		546	(232)	314	117	(88)	29

Changes in intangible assets with indefinite
useful lives and in total intangible assets		Tradenames			Total intangible assets

	Gross			Gross	Amortization/
	value	Impairment Net value		value	impairment	Net value

			(Millions of euros)

January 1, 2004	382	-	382	1,046	(130)	916
Additions	-	-	-	31	-	31
Amortization	-	-	-	-	(39)	(39)
Impairment	-	(28)	(28)	-	(123)	(123)
Disposals and write-off	-	-	-	(15)	9	(6)
Translation and other	(14)	2	(12)	(61)	22	(39)
December 31, 2004	368	(26)	342	1,001	(261)	740
Additions	-	-	-	32	-	32
Amortization	-	-	-	-	(42)	(42)
Impairment	-	-	-	-	(11)	(11)
Disposals and write-off	-	-	-	(10)	9	(1)
Translation and other	30	(4)	26	84	(39)	45
December 31, 2005	398	(30)	368	1,107	(344)	763
Additions	-	-	-	8	-	8
Amortization	-	-	-	-	(38)	(38)
Impairment	-	-	-	-	(1)	(1)
Disposals and write-off	-	-	-	(6)	6	-
Translation and other	(17)	(1)	(18)	(65)	26	(39)
December 31, 2006	381	(31)	350	1,044	(351)	693

Valuation of intangible assets

Valuation tests performed by an independent expert at year-end 2006 resulted in the recognition of impairment of €1 million on Fallon client relationships (see Note 5 – Depreciation, amortization and impairment).

12.	PROPERTY AND EQUIPMENT, NET

		Land and
		buildings	Other	Total

			(Millions of euros)
Gross value at January 1, 2004		317	1,038	1,355
Additions		-	94	94
Disposals and write offs		(4)	(130)	(134)
Changes to scope of consolidation		-	-	-
Translation and other		(12)	(99)	(111)
Gross value at December 31, 2004		301	903	1,204
Additions		-	69	69
Disposals and write offs		(2)	(106)	(108)
Changes to scope of consolidation		-	(58)	(58)
Translation and other		52	54	106
Gross value at December 31, 2005		351	862	1,213
Additions		-	71	71
Disposals and write offs		(36)	(59)	(95)
Changes to scope of consolidation		-	9	9
Translation and other		(13)	(54)	(67)
Gross value at December 31, 2006		302	829	1,131

Accumulated depreciation at December 31, 2005		(50)	(583)	(633)
Increases		(5)	(87)	(92)
Disposals and write offs		14	55	69
Changes to scope of consolidation		-	(5)	(5)
Translation and other		2	39	41
Accumulated depreciation at December 31, 2006		(39)	(581)	(620)

Net value at December 31, 2006		263	248	511

Land and buildings

At December 31, 2006, the net book value of land and buildings of which Publicis is the proprietor is €191 million.

The Group’s principal property asset is its corporate headquarters located at 133 avenue des Champs-Elysées in Paris. This seven-story building comprises about 12,000 square meters of office space primarily occupied by Group companies and 1,500 square meters of commercial property occupied by the Publicis Drugstore and two public cinemas.

Publicis opted to revalue this building at its fair value and to consider this value as being the deemed cost at the transition date. The fair value of this building at the transition date amounts to €164 million, which represents an adjustment of €159 million compared to its carrying amount under previous accounting standards. The valuation was performed by an independent expert using the rent capitalization method.

The parent company, Publicis Groupe S.A., also owns four floors of the building occupied by Leo Burnett at 15 rue du Dôme in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group owned a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space occupied for the most part by Group companies. This building was sold during 2006 for a total amount of €33 million. This transaction generated a capital gain on disposal of €27 million (see note 6 – Non-current income (expense)).

Other property and equipment

The Group notably has significant information systems equipment dedicated to the creation and production of advertising, management of media buying, and administrative functions.

Assets under finance leases

The net book value of such assets in the consolidated balance sheet is €72 million at December 31, 2006.

The principal assets capitalized are two floors of the office building located in rue du Dôme in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago (United States). Leo Burnett’s finance lease contract is in respect of assets with a gross value of €81 million, depreciable over 30 years. The office building is located at 35 West Wacker Drive in Chicago (United States). Following the signature of a rider to the lease during the year, under the terms of which the Group will move out of 2 floors as from June 1, 2007, the value of this building and of the corresponding lease debt were reduced by €17 million at December 31, 2006.

Property and equipment includes the following amounts in respect of assets held under finance leases:

		December 31,

	2006	2005	2004

		(Millions of euros)
Gross value of buildings	99	131	116
Depreciation	(27)	(28)	(22)
Net value	72	103	94

13.	INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

Investments accounted for by the equity method at December 31, 2006 amounted to €44 million (as against €33 million at December 31, 2005 and €17 million at December 31, 2004).

Carrying amount

(Millions of euros)
Amount at January 1, 2004	30
Acquisitions	1
Disposals	(2)
Group share of earnings of equity accounted investments	6
Dividends paid	(7)
Effect of translation and other	(11)
Amount at December 31, 2004	17
Acquisitions	12
Disposals	(3)
Group share of earnings of equity accounted investments	11
Dividends paid	(9)
Effect of translation and other	5
Amount at December 31, 2005	33
Acquisitions	15
Disposals	(2)
Group share of earnings of equity accounted investments	22
Dividends paid	(19)
Effect of translation and other	(5)
Amount at December 31, 2006	44

The main account balances in the balance sheet and the income statement of associated companies are as follows:

		December 31,

	2006	2005	2004

		(Millions of euros)
Share in balance sheets of associated companies
Current assets	78	122	67
Non-current assets	22	108	95
Total assets	100	230	162
Current liabilities	53	190	133
Non-current liabilities	3	7	12
Total liabilities	56	197	145
Net assets	44	33	17

		December 31,

	2006	2005	2004

		(Millions of euros)
Share of income of associated companies
Revenue	200	55	43
Net income	22	11	6
Carrying amount of the investment	44	33	17

The main entities accounted for under the equity method are Bartle, Bogle Hegarty (BBH), Burrell Communications and International Sports and Entertainment (iSe). The carrying amounts of the investments in BBH, Burrell Communications and iSe amount, respectively, to €15 million, €8 million and €6 million.

iSe, which was created jointly in 2003 between Publicis (45%) and Dentsu (45%), managed the “Hospitality and Prestige Ticketing” program in respect of the 2006 World Cup Football Championship. As its shareholders have decided to liquidate the company, its remaining assets and liabilities at December 31, 2006 are considered to be current.

14. OTHER FINANCIAL ASSETS

Other financial assets are principally comprised of investments considered to be available-for-sale.

The portion of other financial assets maturing in less than one year is classified in current assets.

		December 31,

	2006	2005	2004

		(Millions of euros)
Available-for-sale financial assets
- IPG shares	49	43	52
- Other	8	10	13
Loans and advances to equity accounted and non-consolidated
companies	5	6	7
Other non-current financial assets	82	86	90
Gross value	144	145	162
Provisions	(26)	(27)	(19)
Net value	118	118	143

Publicis owns 1.20% of Interpublic Group (IPG) at December 31, 2006. This investment is not consolidated and the shares are classified as “available-for-sale”.

Summary financial information in respect of IPG (most recent published consolidated figures):

		2005

		(Millions of dollars)
Revenue		6,274
Net income		(289)
Shareholders’ equity at December 31,		1,945

15.	INVENTORY AND COSTS BILLABLE TO CLIENTS

		December 31,

	2006	2005	2004

		(Millions of euros)
Gross value	693	585	439
Provisions against inventories and costs billable to
clients	(5)	(5)	(2)
Net value	688	580	437

In 2006, allowances to provisions against inventories and costs billable to clients amounted to €2 million. Releases of such provisions were recorded for the same amount.

16.	ACCOUNTS RECEIVABLE

			December 31,

		2006	2005(1)	2004(1)

			(Millions of euros)
Trade accounts receivable		4,242	4,170	3,409
Notes receivable		38	51	11
Gross value		4,280	4,221	3,420
Provisions for doubtful accounts		(66)	(76)	(52)
Net value		4,214	4,145	3,368

(1)	At December 31, 2005 and December 31, 2004, all receivables and payables on media space transactions, including those in which the Group acts as an agent on behalf of its clients which were previously recorded in “Other receivables and other current assets” and “Other creditors and other current liabilities”, are henceforth recorded in “Accounts receivable” and “Accounts payable” (See Note 1.6).

These receivables are due in less than one year.

In 2006, allowances to provisions for doubtful accounts amounted to €18 million and reversals of such provisions amounted to €17 million.

17.	OTHER RECEIVABLES AND OTHER CURRENT ASSETS

		December 31,

	2006	2005(1)	2004(1)

		(Millions of euros)
Taxes receivable	172	171	155
Advances to suppliers	58	36	31
Prepayments	62	68	69
Derivatives hedging current assets and liabilities	1	1	1
Derivatives on intercompany loans and borrowings	-	12	2
Derivatives hedging net investment	8	26	-
Other receivables and other current assets	114	156	109
Gross value	415	470	367
Provisions	(2)	(24)	(3)
Net value	413	446	364

(1)	At December 31, 2005 and December 31, 2004, all receivables and payables on media space transactions, including those in which the Group acts as an agent on behalf of its clients which were previously recorded in “Other receivables and other current assets” and “Other creditors and other current liabilities”, are henceforth recorded in “Accounts receivable” and “Accounts payable” (See Note 1.6).

18.	CASH AND CASH EQUIVALENTS

			December 31,

		2006	2005	2004

			(Millions of euros)
Cash and bank balances		551	767	1,128
Short-term liquid investments		1,369	1,213	58

Total		1,920	1,980	1,186

Short-term liquid investments are principally comprised of monetary mutual funds.

19. SHAREHOLDERS’ EQUITY

The statement of changes in shareholders’ equity is presented with the other consolidated financial statements.

Share capital of the parent company

Publicis Groupe SA’s share capital increased by €640,088 in 2006, corresponding to 1,600,219 shares with a par value of €0.40 each:

  1,562,129 shares issued in redemption of the second tranche of the Orane, and

  38,090 shares issued in the context of exercise of options.

At December 31, 2006 the company’s share capital was €79,483,692, comprised of 198,709,229 shares with a par value of €0.40 each.

Deduction of treasury stock existing at December 31, 2006

Treasury stock held at the end of the period, including treasury stock held in the context of the liquidity contract, is deducted from shareholders’ equity.

The following movements took place on the treasury stock portfolio in 2004, 2005 and 2006:

	Number of
	shares	Gross value

	(Millions of euros)
	(except shares)
Treasury stock held at December 31, 2003 (1)	13,012,389	323
Acquisitions (other than under liquidity contract)	20,000	1
Disposals (exercises of stock-options)	(16,546)	(1)
Movements in the context of the liquidity contract	367,000	9
Treasury stock held at December 31, 2004(1)	13,382,843	332
Acquisitions (other than under liquidity contract)	48,469	1
Disposals (exercises of stock-options)	(64,548)	(2)
Movements in the context of the liquidity contract	(327,000)	(8)
Treasury stock held at December 31, 2005 (1)	13,039,764	323
Acquisitions (other than under liquidity contract)	3,020,496	88
Disposals (exercises of stock-options)	(914,909)	(23)
Movements in the context of the liquidity contract	(40,000)	(1)
Treasury stock held at December 31, 2006 (1)	15,105,351	387

(1) Including shares held under the liquidity contract (0 at December 31, 2006)

Dividends voted and proposed

	Per share	Total

	(Millions of euros)
	(except per share data in €)
Dividends paid in 2006 (in respect of the 2005 financial year)	0.36	66
Dividends proposed to the Annual General Meeting
(in respect of the 2006 financial year)	0.50	99(1)

(1) Amount for all existing shares at December 31, 2006, including treasury stock.

The dividend proposed in respect of the 2006 financial year will not have any tax impact for the company.

20.	PROVISIONS

					Pensions and
					other post-
			Vacant		employment	Litigation
		Restructuring	property	Sub-Total	benefits	and claims	Other	Total

				(Millions of euros)
January 1, 2004		102	232	334	272	54	149	809
Increases		12	9	21	38	4	22	85
Releases on use		(55)	(47)	(102)	(58)	(4)	(35)	(199)
Other releases		-	-	-	-	-	-	-
Changes to scope of
consolidation		-	-	-	-	-	-	-
Actuarial (gains) losses		-	-	-	13	-	-	13
Translation and other		(3)	(18)	(21)	(10)	(8)	(13)	(52)
December 31, 2004(1)		56	176	232	255	46	123	656
Increases		10	8	18	22	5	32	77
Releases on use		(35)	(21)	(56)	(22)	-	(14)	(92)
Other releases		-	-	-	-	-	(1)	(1)
Changes to scope of
consolidation		-	-	-	-	-	(4)	(4)
Actuarial (gains) losses		-	-	-	30	-	-	30
Translation and other		3	19	22	1	(3)	16	36
December 31, 2005 (1)		34	182	216	286	48	152	702
Increases		11	10	21	27	4	47	99
Releases on use		(9)	(21)	(30)	(30)	(6)	(31)	(97)
Other releases		-	(5)	(5)	-	-	-	(5)
Changes to scope of
consolidation		-	-	-	(5)	-	1	(4)
Actuarial (gains) losses		-	-	-	(5)	-	-	(5)
Translation and other		(12)	(30)	(42)	(17)	(10)	4	(65)
December 31, 2006		24	136	160	256	36	173	625
Of which short-term		17	16	33	36	20	27	116
Of which long-term		7	120	127	220	16	146	509

(1)	At December 31, 2005 and December 31, 2004, provisions for pensions and other post-employment benefits were adjusted following the change in accounting policy for recognition of actuarial gains and losses on defined benefit plans (See Note 1.6).

Restructuring and vacant property provisions

Restructuring provisions and vacant property provisions result mainly from the acquisition of Bcom3.

Restructuring provisions

These provisions are based on estimated closing or restructuring costs for certain activities as a result of plans announced publicly but not yet carried out at year-end 2006 (principally severance pay). The plans, detailed by project and nature, were approved by General Management before being announced. The plans are monitored centrally in order to ensure that the provision is applied to costs incurred and in order to justify the remaining balance on the basis of outstanding costs to be incurred.

Vacant property provisions

Vacant property provisions are principally comprised of provisions related to the acquisition of Bcom3, for an amount of €115 million at December 31, 2006, and of provisions related to Saatchi & Saatchi. These provisions relate mainly to New York City for a total amount of €102 million including €57 million for the rental contract related to the property at 375 Hudson Street in New York City. Valuations have been carried out by discounting rent payable, less expected sub-lease income, at an annual rate of 5%.

Obligations in respect of employee benefits

Obligations in respect of employee benefits (see note 21) include:

-   Defined benefit pension plans,

-   Post-employment health cover plans, and

-   Other post-employment benefits such as deferred remuneration and long-service awards.

21. DEFINED BENEFIT PENSION COMMITMENTS AND POST-EMPLOYMENT HEALTH COVER

The Group has a certain number of commitments under defined benefit plans (pension plans and health cover). Commitments under material plans are calculated in accordance IAS 19 on an annual basis.

The calculations for these defined benefit plans have been carried out by independent experts in the United States, England, Germany, France, the Netherlands and Japan.

Change in the actuarial benefit obligation

				December 31,

		2006			2005			2004

				(Millions of euros)
	Pension	Health		Pension	Health		Pension	Health
	plans	cover	Total	plans	cover	Total	plans	cover	Total

Actuarial benefit obligation at
start of year	(445)	(45)	(490)	(348)	(38)	(386)	(329)	(37)	(366)
Service cost	(19)	-	(19)	(16)	(1)	(17)	(15)	(1)	(16)
Interest expense on benefit
obligation	(20)	(2)	(22)	(20)	(2)	(22)	(20)	(2)	(22)
Contributions by plan
participants	-	-	-	-	-	-	-	(1)	(1)
Plan amendments	-	14	14	(1)	-	(1)	-	-	-
Acquisitions, disposals	(8)	(2)	(10)	(15)	-	(15)	(2)	-	(2)
Reductions in headcount and
plan settlements	7	-	7	-	-	-	-	-	-
Actuarial gains and (losses)	(7)	5	(2)	(42)	-	(42)	(13)	(1)	(14)
Benefits paid	24	2	26	28	2	30	18	3	21
Translation adjustments	14	4	18	(31)	(6)	(37)	13	1	14
Actuarial benefit obligation
at end of year	(454)	(24)	(478)	(445)	(45)	(490)	(348)	(38)	(386)

Change in the fair value of plan assets

					December 31,

		2006			2005			2004

				(Millions of euros)
	Pension	Health		Pension	Health		Pension	Health
	plans	cover	Total	plans	cover	Total	plans	cover	Total

Fair value of plan assets at
start of year	261	-	261	218	-	218	195	-	195
Actual return on plan assets	24	-	24	31	-	31	18	-	18
Employer contributions	23	-	23	14	-	14	30	-	30
Contributions by plan
participants	-	-	-	-	-	-	-	-	-
Plan amendments	-	-	-	-	-	-	-	-	-
Acquisition, disposals	1	-	1	1	-	1	2	-	2
Reductions in headcount and
plan settlements	(4)	-	(4)	-	-	-	-	-	-
Benefits paid	(19)	-	(19)	(22)	-	(22)	(20)	-	(20)
Translation adjustments	(9)	-	(9)	19	-	19	(7)	-	(7)
Fair value of plan assets at
end of year	277	-	277	261	-	261	218	-	218

Surplus (deficit)	(177)	(24)	(201)	(184)	(45)	(229)	(130)	(38)	(168)
Unrecognized past service
cost	-	(13)	(13)	-	-	-	-	-	-
Net provision for defined
benefit pension
commitments and post-
employment health cover.	(177)	(37)	(214)	(184)	(45)	(229)	(130)	(38)	(168)
Provision for other long-
term benefits	(42)	-	(42)	(57)	-	(57)	(87)	-	(87)
Total provision for pension
commitments and other
post-employment benefits	(219)	(37)	(256)	(241)	(45)	(286)	(217)	(38)	(255)

Net periodic pension cost

					December 31,

		2006			2005				2004

					(Millions of euros)
		Pension	Health		Pension	Health		Pension	Health
		plans	Cover	Total	plans	cover	Total	Plans	cover	Total

Service cost		(19)	-	(19)	(17)	(1)	(18)	(15)	(1)	(16)
Interest expense on benefit
obligation(1)		(20)	(2)	(22)	(20)	(2)	(22)	(20)	(2)	(22)
Expected return on plan
assets(1)		17	-	17	18	-	18	17	-	17
Amortization of
unrecognized past service
cost		-	1	1	-	-	-	-	-	-
Reductions in headcount and
plan settlements		3	-	3	-	-	-	-	-	-
Defined benefit plan
Expense		(19)	(1)	(20)	(19)	(3)	(22)	(18)	(3)	(21)
Expenses of other plans
(including defined
contribution plans)		(54)	-	(54)	(45)	-	(45)	(43)	-	(43)
Net periodic pension cost		(73)	(1)	(74)	(64)	(3)	(67)	(61)	(3)	(64)

(1) Being a net financial cost of €5 million in 2006, classified in “Other financial income (expense)” (See Note 7)

Actuarial assumptions (Weighted average rates)

					December 31, 2006
	Pension plans					Post-employment health cover

	North		Rest of			North				Group
	America	Europe	the world		Total	America	Europe	Total		total

Discount rate	5.75%	4.77%	2.25%		5.18%	5.75%	5.00%	5.61%		5.20%
Expected return on
plan assets (1)	7.70%	6.85%	n/a		7.22%	n/a	n/a	n/a		7.22%
Future salary
increases	n/a	4.01%	2.25%		3.99%	5.00%	n/a	5.00%		4.07%
Future pension
increases	n/a	2.86%	n/a		2.86%	n/a	n/a	n/a		2.86%

					December 31, 2005
	Pension plans					Post-employment health cover

	North		Rest of			North				Group
	America	Europe	the world		Total	America	Europe	Total		total

Discount rate	5.50%	4.76%	2.00%		5.07%	5.50%	5.00%	5.00%		5.10%
Expected return on
plan assets (1)	7.50%	6.58%	n/a		6.85%	n/a	n/a	n/a		6.85%
Future salary
increases	n/a	3.85%	1.50%		3.82%	5.00%	n/a	5.00%		4.08%
Future pension
increases	n/a	2.69%	1.00%		2.68%	n/a	n/a	n/a		2.69%

				December 31, 2004
		Pension plans			Post-employment health cover

	North		Rest of		North			Group
	America	Europe	the world	Total	America	Europe	Total	total

Discount rate	6.00%	5.47%	3.00%	5.70%	6.00%	5.75%	5.98%	5.75%
Expected return on
plan assets (1)	8.50%	7.50%	n/a	8.39%	n/a	n/a	n/a	8.00%
Future salary
increases	n/a	3.68%	2.50%	3.68%	5.00%	n/a	5.00%	3.75%
Future pension
increases	n/a	2.56%	1.00%	2.56%	n/a	n/a	n/a	2.50%

(1)	The return on each portfolio of assets is calculated on the basis of the expected return and the weighting of each of its component categories of assets. The rate of return on each investment is based on the discount rate increased or decreased by a premium applied to each asset according to its risk profile.

Allocation of plan assets

	2006	2005	2004

Shares	68.5%	60.6%	64.5%
Bonds	28.5%	37.0%	31.0%
Real estate	1.2%	0.2%	2.5%
Other	1.8%	2.2%	2.0%
Total	100%	100%	100%

Estimate of employer contributions and of future benefits payable

	Pension	Health
	plans	cover	Total

		(Millions of euros)
Estimate of employer contributions
2007 estimated at 31 December 2006	24	-	24
2006 estimated at 31 December 2005	21	-	21
2005 estimated at 31 December 2004	27	-	27

		December 31, 2006
	Pension	Health
	plans	cover	Total

		(Millions of euros)
Estimate of future benefits payable
2007	34	2	36
2008	30	2	32
2009	31	2	33
2010	32	3	35
2011	32	3	35
Years 2012 to 2016	153	11	164
Total over the next 10 financial
years	312	23	335

Breakdown between US and non-US plans

				December 31,

		2006			2005			2004

				(Millions of euros)
	US	Non-US	Total	US	Non-US	Total	US	Non-US	Total

Actuarial benefit
obligation at end of year	(188)	(290)	(478)	(228)	(262)	(490)	(185)	(201)	(386)
Fair value of plan assets at
year end	113	164	277	114	147	261	100	118	218
Surplus (deficit)	(75)	(126)	(201)	(114)	(115)	(229)	(85)	(83)	(168)
Unrecognized past service
cost	(13)	-	(13)	-	-	-	-	-	-
Net provision for defined
benefit pension
commitments	(88)	(126)	(214)	(114)	(115)	(229)	(85)	(83)	(168)

	December 31,

		2006			2005			2004

				(Millions of euros)
	US	Non-US	Total	US	Non-US	Total	US	Non-US	Total

Service cost	(10)	(9)	(19)	(14)	(4)	(18)	(13)	(3)	(16)
Interest expense on benefit
obligation	(10)	(12)	(22)	(11)	(11)	(22)	(11)	(11)	(22)
Expected return on plan
assets	7	10	17	10	8	18	8	9	17
Amortization of
unrecognized past
service cost	1	-	1	-	-	-	-	-	-
Reductions in headcount
and plan settlements	-	3	3	-	-	-	-	-	-
Defined benefit plan
expense	(12)	(8)	(20)	(15)	(7)	(22)	(16)	(5)	(21)
Expenses under other
plans (including
defined contribution
plans)	(26)	(28)	(54)	(25)	(20)	(45)	(14)	(29)	(43)
Net periodic pension
cost	(38)	(36)	(74)	(40)	(27)	(67)	(30)	(34)	(64)

Increase in medical expenses

The rate of increase in medical expenses retained for 2006 is 9.61 % with a progressive reduction in the rate of increase to a rate of 4.83 % in 2007 and thereafter.

A change of 1 % in the estimated increase in medical expenses would have the following impacts:

		Increase of 1%	Decrease of 1%

		(Millions of euros)
Impact on service cost and interest expense on the benefit		-	-
obligation
Effect on the benefit obligation at year end		(1)	1

22.	FINANCIAL DEBT

Number of securities		2006	2005	2004

		(Millions of euros)
	Bonds (excluding accrued interest) issued by
	Publicis Groupe S.A.:
750,000	Eurobond 4.125% - January 2012 (Effective rate 4.30%)	742	750	-
5,484,334	Oceane 2.75% - - January 2018 (Effective rate 7.37%)	234	278	692
23,172,413	Oceane 0.75% - July 2008 (Effective rate 6.61%)	615	580	547
1,562,129	Oranes 0.82 % variable - September 2022 (Effective rate
	8.50%)	33	36	40
750	Bond convertible into IPG shares – 2% – January 2007	7	7	7
	Other debt:
	Accrued interest	16	15	12
	Other borrowings and lines of credit	38	23	29
	Bank overdrafts	30	95	172
	Debt related to finance leases	83	112	97
	Debt related to acquisition of shareholdings	140	87	90
	Debt arising from commitments to purchase minority
	interests	176	154	79
	Total financial debt	2,114	2,137	1,765
	Of which short-term	203	224	273
	Of which long-term	1,911	1,913	1,492

The bonds issued by Publicis Groupe S.A. are at fixed rates and are denominated in euros. Only the Eurobond is subject to foreign exchange rate and interest rate hedges.

A euro/dollar swap was put in place in January 2005, the time of issue of the Eurobond in order to hedge the Group’s net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar. Furthermore, following the changes made to the terms of the swap in 2006, the issue, originally in euros at fixed rate (interest rate 4.125%), is now swapped into variable rate. In this context, a balancing payment of €30 million was received and the corresponding income was recognized in shareholders’ equity.

From the point of view of IAS 39, the swap from fixed rate euro to variable rate dollar was designated as:

-  a net investment hedge, leading to the recognition of changes in the foreign exchange component of the derivative in shareholders’ equity; and

-  a hedge of the fair value of the Eurobond debt for the interest rate component. In this context, the portion of the Eurobond debt swapped into variable rate was remeasured at fair value at the balance sheet date.

The impact on shareholders’ equity at December 31, 2006, net of deferred taxes, is €1 million.

At December 31, 2006, the fair value of the swap is recognized in other receivables and other current assets for €8 million and in other creditors and other current liabilities for €33 million, being a net amount of €(25) million.

The principal sums due on the bonds were reduced in 2006 by contractually determined repayments and also by the partial early redemption, in January 2006, of 1,149,587 Oceane 2018 bonds for a total amount of €51 million (including accrued interest). This redemption had no impact on shareholders’ equity or on the income statement.

In addition, the 750 outstanding bonds convertible into IPG shares were redeemed on their maturity date, January 2, 2007.

Commitments to purchase minority interests, as well as earn-out clauses, are identified on a centralized basis and are valued on the basis of contractual clauses and the most recent available data as well as on projections for the relevant figures over the period.

Changes in debt arising from commitments to purchase minority interests are presented hereafter:

					Debt arising from
					commitments to
					purchase minority
					interests

					(Millions of euros)
At December 31, 2004					79
Debts contracted in the period					93
Buyouts exercised					(10)
Revaluation of the debt and translation adjustments					(8)
At December 31, 2005					154
Debts contracted in the period					39
Buyouts exercised					(17)
Revaluation of the debt and translation adjustments					-
At December 31, 2006					176

Analysis by date of maturity

			December 31, 2006

					Maturity

							More than
	Total	2007	2008	2009	2010	2011	5 years

			(Millions of euros)
Bonds and other bank
borrowings	1,715	87	625	3	3	3	994
Debt related to finance
leases	83	-	-	-	-	-	83
Debt related to
acquisition of
shareholdings	140	59	18	22	7	24	10
Debt arising from
commitments to purchase
minority interests	176	57	18	17	33	26	25
Total	2,114	203	661	42	43	53	1,112

		December 31, 2005

			Maturity

	Total	Less than 1 year	1 to 5 years	More than 5 years

		(Millions of euros)
Bonds and other bank
borrowings	1,784	173	611	1,000
Debt related to finance
leases	112	-	-	112
Debt related to acquisition of
shareholdings	87	29	46	12
Debt arising from
commitments to purchase
minority interests	154	22	93	39
Total	2,137	224	750	1,163

		December 31, 2004

			Maturity

	Total	Less than 1 year	1 to 5 years	More than 5 years

		(Millions of euros)
Bonds and other bank
borrowings	1,499	220	564	715
Debt related to finance
leases	97	-	-	97
Debt related to acquisition of
shareholdings	90	16	43	31
Debt arising from
commitments to purchase
minority interests	79	37	40	2
Total	1,765	273	647	845

Analysis by currency

			December 31,

		2006	2005	2004

			(Millions of euros)
Euros		1,024	1 037	1 418
US dollars		913	956	174
Other currencies		177	144	173
Total		2,114	2,137	1,765

For the reasons set out above, the Group swapped its €750 million Eurobond issued in January 2005 into $977 million. As a result, the Eurobond is considered to be dollar denominated debt (see Note 26).

Analysis by interest rate category

The Group’s financial indebtedness in comprised of fixed rate loans (55 % of gross financial debt at December 31, 2006, excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) at an average interest rate for 2006 of 5.66% (this rate takes account of the additional interest related to the separate recognition of the debt and equity components of both the Oceane convertible bonds and the Oranes). Variable rate indebtedness, (approximately 45 % of indebtedness at December 31, 2006) incurred an average interest rate of 5.58% in 2006.

Exposure to liquidity risk

To manage its liquidity risk, Publicis has, firstly, substantial cash (cash and cash equivalents in an amount of €1,920 million at December 31, 2006) and, secondly, unused credit lines (amounting to €1,546 million at December 31, 2006). The main component of its credit lines is a five-year syndicated multicurrency loan facility of €1,035 million, put in place in December 2004 and expiring in 2009, which has not been drawn down at December 31, 2006. These amounts, that are available or can be accessed almost immediately, enable the Group to very comfortably meet the short-term portion (less than 1 year) of its financial debt.

In addition, in the context of financing the Digitas acquisition which was then in progress, and with a view to accelerating the progress of the public takeover offer, Publicis Group negotiated a specific credit facility in December 2006, which could only be used in the context of this acquisition. This credit facility, with a duration of 364 days from the acquisition date, amounted to 1 billion dollars. The Group finally officially decided not to use this credit facility at the end of January 2007, as available cash and credit facilities were sufficient to finance the acquisition.

No other lines of credit were in the course of being negotiated either at December 31, 2006. This situation remains unchanged at the date of approval of the financial statements.

Most of the Group’s debt consists of bonds which do not include specific covenants. They only include standard credit default event clauses (i.e., liquidation, bankruptcy, or default, either on the debt itself or on repayment of another debt if higher than a given threshold) and are generally applicable above a threshold of €25 million. The only early redemption options exercisable by bondholders are in respect of the Oceane 2018 and are exercisable successively in January 2010 and 2014.

23.	OTHER CREDITORS AND OTHER CURRENT LIABILITIES

		December 31,

	2006	2005 (1)	2004(1)

		(Millions of euros)
Advances received	335	410	267
Liabilities to personnel	316	312	206
Tax liabilities (except income taxes)	188	171	156
Derivatives hedging current assets and liabilities	1	1	-
Derivatives on intercompany loans and borrowings	2	3	41
Derivatives hedging net investment	33	85	-
Other current liabilities	349	348	546
Total	1,224	1,330	1,216

(1)	At December 31, 2005 and December 31, 2004, all receivables and payables on media space transactions, including those in which the Group acts as an agent on behalf of its clients which were previously recorded in “Other receivables and other current assets“ and Other creditors and other current liabilities”, are henceforth recorded in “Accounts receivable” and “Accounts payable” (See Note 1.6).

Other creditors and other current liabilities fall due for payment within one year. However any creditor or liability whose maturity date was distant would be discounted.

24.	OFF-BALANCE SHEET COMMITMENTS

Operating lease commitments

	December 31, 2006

	Maturity

							More
							than 5
	Total	2007	2008	2009	2010	2011	years

				(Millions of euros)
Commitments given
Operating lease commitments (1)	1,325	198	196	182	160	140	449
Commitments received
Sub-lease commitments (1)	73	18	14	12	10	9	10

(1)	Lease rent expense (net of sub-lease income) was €193 million in 2006 as against €179 million in 2005 and €186 million in 2004.

	December 31, 2005

	Maturity

							More
							than 5
	Total	2006	2007	2008	2009	2010	years

				(Millions of euros)
Commitments given
Operating lease commitments	1,309	290	199	184	160	133	343
Commitments received
Sub-lease commitments	58	10	10	9	8	7	14

	December 31, 2004

	Maturity

							More
							than 5
	Total	2005	2006	2007	2008	2009	years

				(Millions of euros)
Commitments given
Operating lease commitments	1,375	237	224	211	194	187	322
Commitments received
Sub-lease commitments	39	8	6	6	4	4	11

Finance lease commitments

The reconciliation between future minimum payments required under finance lease contracts and the present value of net minimum payments under these leases is as follows:

	December 31, 2006

	Maturity

							More
							than 5
	Total	2007	2008	2009	2010	2011	years

				(Millions of euros)
Minimum payments	280	8	8	9	9	9	237
Effect of discounting	(197)	(8)	(8)	(9)	(9)	(9)	(154)
Present value of minimum payments	83	-	-	-	-	-	83

	December 31, 2005

	Maturity

							More
							than 5
	Total	2006	2007	2008	2009	2010	years

				(Millions of euros)
Minimum payments	345	10	10	10	10	11	294
Effect of discounting	(233)	(10)	(10)	(10)	(10)	(11)	(182)
Present value of minimum payments	112	-	-	-	-	-	112

	December 31, 2004

	Maturity

							More
							than 5
	Total	2005	2006	2007	2008	2009	years

				(Millions of euros)
Minimum payments	307	10	9	9	8	9	262
Effect of discounting	(210)	(10)	(9)	(9)	(8)	(9)	(165)
Present value of minimum payments	97	-	-	-	-	-	97

Other commitments

	December 31, 2006

	Maturity

				Less than 1			More than
			Total	year	1 to 5 years		5 years

Commitments given				(Millions of euros)
Commitments to sell investments			8	8		-	-
Guarantees (1)			180	53		44	83
Other commitments (2)			46	24		22	-
Total			234	85		66	83
Commitments received
Unutilized credit facilities			1,546	511		1,035	-
Credit facility dedicated to the acquisition of Digitas(3)			759	759		-	-
Other commitments			2	1		1	-
Total			2,307	1,271		1,036	-

(1)	At December 31, 2006, guarantees include a guarantee of payment of real estate taxes and operating expenses relating to the Leo Burnett building in Chicago, for a total amount of €132 million over the period until 2019. They also include approximately €32 million of guarantee on media space purchase transactions.

(2)	These include, in an amount of €37 million, minimum royalties guaranteed in the context of operation of media space resources.

(3)	This credit facility amounted to $1 billion at December 31, 2006. The Group finally officially decided not to use this credit facility at the end of January 2007, as available cash and credit facilities were sufficient to finance the acquisition.

	December 31, 2005

	Maturity

		Less than 1		More than
	Total	year	1 to 5 years	5 years

Commitments given		(Millions of euros)
Commitments to sell investments	8	8	-	-
Guarantees	113	50	42	21
Other commitments	-	-	-	-
Total	121	58	42	21
Commitments received
Unutilized credit facilities	1,609	574	1,035	-

	December 31, 2004

	Maturity

		Less than 1		More than
	Total	year	1 to 5 years	5 years

Commitments given		(Millions of euros)
Commitments to sell investments	8	8	-	-
Guarantees	272	209	35	28
Other commitments	-	-	-	-
Total	280	217	35	28
Commitments received
Unutilized credit facilities	1,476	441	1,035	-

Commitments related to bonds and to Oranes

  Bond convertible into IPG shares – 2% January 2007

The terms of this bond provide, since June 30, 2003, the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (being a conversion price of $36.74), on the basis of 244.3 shares per bond.

However, following the exercise of the “put option” in February 2004, only 750 convertible bonds remain in circulation at December 31, 2006; thus Publicis Groupe S.A. is committed, in case of a request for exchange, to delivering a maximum of 183,223 Interpublic Group shares in redemption of the bond.

  Oceane 2018 – 2.75% actuarial January 2018

With respect to the Oceane 2018, bondholders may request that bonds be converted, at the rate of one share for each bond (which bonds had a unit value of €39.15 on issue), at any time as from January 18, 2002 until the seventh business day before the maturity date (January 2018). Taking account of the early redemptions made in February 2005 and in January 2006, Publicis Groupe S.A. has a commitment to deliver, if requests for conversion are made, 5,484,334 shares which may, at Publicis Groupe S.A.’s discretion, be either new shares to be issued or existing shares held in its portfolio.

In addition, the bondholders have the possibility of requesting early redemption in cash, of all or part of the bonds they own, on January 18, 2010 and 2014. The early redemption price is calculated in such a way as to provide a gross annual actuarial yield on the bond of 2.75% at the date of redemption.

  Oceane 2008 – 0.75% actuarial July 2008

With respect to the Oceane 2008, the bondholders may request that bonds be converted, at the rate of one share for each bond (with a value of €29 on issue), at any time as from August 26, 2003 until the seventh business day before the maturity date (July 2008). Publicis Groupe S.A. therefore has a commitment to deliver 23,172,413 shares which may, at Publicis Groupe S.A.’s discretion, be either new shares to be issued or existing shares held in its portfolio.

  Oranes - Bonds redeemable in new or existing shares – September 2022

After the redemption of a first two tranches of the bond in September 2005 and 2006, each Orane gives a right to receive 16 new or existing Publicis Groupe S.A. shares, at the rate of one share per year until the twentieth anniversary of issuance of the bond. Publicis Groupe S.A. therefore has the obligation to deliver 1,562,129 shares each year from year 2007 to 2022, being 24,994,064 shares in total, which may, at Publicis Groupe S.A.’s discretion, be either new shares to be issued or existing shares held in its portfolio.

Obligations related to equity warrants

The exercise of the equity warrants, which can occur at any time between September 24, 2013 and September 24, 2022 – would lead to an increase in Publicis Groupe S.A.’s capital stock. After cancellation of the equity warrants redeemed in 2005 and 2006, Publicis Groupe S.A. is committed to issuing (in the case where all equity warrants were to be exercised) 5,602,669 shares with a par value of €0.40 and a premium of €30.1.

At December 31, 2006 no material commitment such as a pledge, a guarantee or a mortgage or other security over assets, nor any other material off-balance sheet commitment as defined by current accounting standards, exists.

25. FINANCIAL INSTRUMENTS

Fair value

The table below sets out a comparison, by category of assets and liabilities, of the carrying amounts and the fair values of all the Group’s financial instruments at December 31, 2006 (except for receivables and payables).

Financial assets belonging to the “held-for-trading” and “available-for-sale” categories are already valued at fair value in the financial statements.

Financial debts are valued at amortized cost in the financial statements, in accordance with the effective interest rate method.

	December 31, 2006		December 31, 2005

	Carrying	Fair	Carrying	Fair
	amount	value	Amount	value

		(Millions of euros)
Financial assets:
Cash and cash equivalents	1,920	1,920	1,980	1,980
Available-for-sale assets (IPG and others)	54	54	48	48
Other financial assets	64	64	70	70
Derivatives in asset position	9	9	39	39

Financial liabilities:
Convertible bonds (Oceanes) – debt component	849	852	858	912
Oranes – debt component	33	43	36	48
Eurobond	742	776	750	804
Debt related to finance leases	83	150	112	184
Commitments to purchase minority commitments
and earn-outs payable	316	316	241	241
Other loans	91	91	140	140
Derivatives in liability position	36	36	89	89

The fair value of the Eurobond and of the debt components of convertible bonds and Oranes has been calculated by discounting the expected future cash flows at market interest rates.

26. MANAGEMENT OF MARKET RISKS

Exposure to interest rate risk

Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.

At the end of 2006, the Group’s gross financial indebtedness (excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) is comprised:

  for 55% of its amount by fixed rate loans with an average interest rate for 2006 of 5.66%

  for 45% of its amount by variable rate loans with an average interest rate for 2006 of 5.58%

These percentages differ significantly from the breakdown at the end of December 2005 where almost all of the financial debt was at fixed rate. This arises following the change made in the terms of swap in 2006 (with effect from October 31, 2006) under which the Eurobond, which was issued at fixed rate (nominal 4.125%) is swapped at variable rate.

Variable rate indebtedness at December 31, 2006, after deducting cash and cash equivalents and other financial assets, is negative in an amount of nearly €1.2 billion: an increase of 1 % in short-term interest rates would, on this basis, have a positive effect of €12 million on the Group’s pre-tax profits.

An increase of 1 % in short-term interest rates applied to the position at short term variable rates would have a positive effect of €19 million on the Group’s pre-tax profits.

The following table sets out the carrying amount by maturity at December 31, 2006 of the Group’s financial instruments that are exposed to interest rate risk:

			Maturity
	Total at
	December	Less than 1	1 to 5 years	More than 5
	31, 2006	year		years

	(Millions of euros)
Fixed rate:
Eurobond	742	-	-	742
Oceanes (debt component)	849	-	615	234
Oranes (debt component)	33	3	12	18
Other fixed rate debt	7	7	-	-
Debt related to finance leases	83	-	-	83
Net liability (asset) at fixed rate before
management	1,714	10	627	1,077
Effect of swap on Eurobond	(742)	-	-	(742)
Net liability (asset) at fixed rate after management	972	10	627	335

	Total at		Maturity
	December	Less than 1		More than 5
	31, 2006	year	1 to 5 years	years

		(Millions of euros)
Variable rate:
Bank borrowings	38	31	7	-
Bank overdrafts	30	30	-	-
Cash and cash equivalents	(1,920)	(1,920)	-	-
Other financial assets	(64)	-	(3)	(61)
Net liability (asset) at variable rate before
management	(1,916)	(1,859)	4	(61)

Effect of swap on Eurobond	742	-	-	742
Net liability (asset) at variable rate after
management	(1,174)	(1,859)	4	681

Exposure to exchange rate risk

In order to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders’ equity to future exchange rate fluctuations between the euro and the US dollar, the Group, in January 2005, swapped its €750 million fixed rate Eurobond, issued on the same date, into $977 million.

The table below shows the Group’s net assets at December 31, 2006 by main currency, before and after the effect of the swap on the Eurobond:

	Total at
	December			Pound
	31, 2006	Euro(1)	US Dollar	Sterling	Other

			(Millions of euros)
Assets	11,627	2,781	5,428	1,054	2,364
Liabilities	(9,520)	(3,643)	(3,587)	(765)	(1,525)
Net assets before management	2,107	(862)	1,841	289	839

Effect of swap on Eurobond	-	742	(742)	-	-
Net assets after management	2,107	(120)	1,099	289	839

(1) Functional currency.

In addition, changes in exchange rates against the euro, the reporting currency used in the Group’s financial statements, can have an impact of the Group’s consolidated balance sheet and consolidated income statement.

The breakdown of Group revenues by transaction currency is as follows:

	2006	2005	2004

Euro	24%	25%	27%
US Dollar	41%	42%	42%
Pound Sterling	10%	10%	10%
Other	25%	23%	21%
Total revenue	100%	100%	100%

The impact of a drop of 1% in the euro’s exchange rate against the US Dollar and the Pound Sterling would be (favorable impact):

  €22 million on 2006 consolidated revenue

  €4 million on 2006 operating margin

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

The table below summarizes hedging contracts in place at December 31, 2006:

I – Intercompany receivables and payables

			Amount of
Currency	Currency	Amount of	currency	Fair value of the
sold	purchased	currency sold	purchased	hedge

		(local currency, in	(local currency, in	(Millions of euros)
		millions)	millions)
AUD	USD	(56.7)	44.4	(0.2)
AUD	EUR	(16.3)	9.7	(0.1)
DKK	EUR	(25.3)	3.4
DKK	USD	(31.1)	5.5
EUR	GBP	(15.8)	10.7
EUR	NOK	(1.2)	10.0
EUR	THB	(1.3)	61.3
EUR	USD	(61.1)	80.8	0.1
GBP	EUR	(18.1)	26.4	(0.4)
JPY	EUR	(165.5)	1.1
NOK	EUR	(56.5)	6.9	0.1
NZD	EUR	(21.9)	11.3	(0.3)
SEK	EUR	(55.4)	6.2
SEK	USD	(201.6)	29.6	0.1
THB	EUR	(253.5)	5.1	(0.1)
USD	AUD	(5.2)	6.6
USD	CAD	(1.9)	2.2
USD	EUR	(88.4)	66.7	(0.2)
USD	GBP	(2.7)	1.4
Total intercompany receivables and payables				(1.0)

II – Third party receivables and payables
			Amount of
Currency	Currency	Amount of	currency	Fair value of the
sold	purchased	currency sold	purchased	hedge

		(local currency, in	(local currency, in	(Millions of euros)
		millions)	millions)
EUR	GBP	(5.2)	3.5	-
USD	GBP	(3.0)	1.5	-
Total third party receivables and payables				0

III – Future flows (dividends and interest receivable, firm sales)

			Amount of
Currency	Currency	Amount of	currency	Fair value of the
sold	purchased	currency sold	purchased	hedge

		(local currency, in	(local currency, in	(Millions of euros)
		millions)	millions)
EUR	GBP	(6.5)	4.4
GBP	AUD	(0.4)	1.0
GBP	CAD	(1.0)	2.1	(0.1)
GBP	CHF	(0.3)	0.7
GBP	EUR	(7.0)	10.4
GBP	SEK	(0.2)	3.2
GBP	USD	(0.4)	0.8
SGD	EUR	(4.0)	2.0
USD	GBP	(20.7)	10.8	0.3
Total future flows(1)				0.2

(1)	On account of their immaterial impact, Publicis did not apply hedge accounting but instead recognized changes in the fair value of the derivatives through income.

TOTAL I + II + III                                                                                                                        (0.8)

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

For IPG shares, which are classified as available-for-sale assets, a 10% decrease in their market value would not have an impact on earnings but would have an impact on shareholders’ equity at December 31, 2006.

Impact of a 10% fall in the market value of shareholdings owned by Publicis:

		Treasury stock		Other (IPG shares)

	Effect on balance sheet assets		n/a	(5)
	Effect on shareholders’ equity		-	(5)
	Effect on net income		-	-

27.	SEGMENT REPORTING

	Information by geographical area

The information is calculated on the basis of location of the agencies.

			North	Rest of the
		Europe	America	world	Total

			(Millions of euros)
2006
	Income statement items
	Revenue (1)	1,747	1,842	797	4,386
	Depreciation and amortization expense (excluding
	intangibles arising on acquisition)	(43)	(46)	(18)	(107)
	Operating margin	277	332	104	713
	Amortization of intangibles arising on acquisition	(6)	(15)	(1)	(22)
	Impairment	(16)	(14)	(1)	(31)
	Equity in net income of non-consolidated companies	20	2	-	22
	Balance sheet items:
	Goodwill and intangible assets, net	1,176	1,805	552	3,533
	Property and equipment, net	292	169	50	511
	Deferred tax assets	42	125	19	186
	Investments accounted for by the equity method	27	15	2	44
	Other financial assets	30	72	16	118
	Current assets (liabilities) (2)	(95)	(1,139)	(132)	(1,366)
	Deferred tax liabilities	(147)	(68)	(1)	(216)
	Long-term provisions	(197)	(284)	(28)	(509)
	Disclosures in respect of the cash flow statement:
	Purchases of property and equipment and intangible
	assets	(38)	(27)	(16)	(81)
	Purchases of investments and other financial assets,
net		7	(7)	(3)	(3)
	Acquisitions of subsidiaries	(31)	(2)	(25)	(58)
	Non-cash expenses on stock options and similar items	6	7	3	16
	Other non-cash income and expenses	3	8	-	11

		North	Rest of the
	Europe	America	world	Total

	(Millions of euros)

2005

Income statement items:
Revenue (1)	1,647	1,763	717	4,127
Depreciation and amortization expense (excluding
intangibles arising on acquisition)	(49)	(49)	(18)	(116)
Operating margin*	250	307	92	649
Amortization of intangibles arising on acquisition	(7)	(13)	(3)	(23)
Impairment	(20)	(11)	(2)	(33)
Equity in net income of non-consolidated companies	9	1	1	11

Balance sheet items:
Goodwill and intangible assets, net	1,209	1,890	547	3,646
Property and equipment, net	299	225	56	580
Deferred tax assets **	50	162	18	230
Investments accounted for by the equity method	21	10	2	33
Other financial assets	36	70	12	118
Current assets (liabilities) (2)	(188)	(1,111)	(273)	(1,572)
Deferred tax liabilities	(104)	(75)	(41)	(220)
Long-term provisions **	(202)	(375)	(5)	(582)

Disclosures in respect of the cash flow statement:
Purchases of property and equipment and intangible
assets	(38)	(30)	(15)	(83)
Purchases of investments and other financial assets,
net	4	2	1	7
Acquisitions of subsidiaries	(46)	(12)	(13)	(71)
Non-cash expenses on stock options and similar items	8	8	4	20
Other non-cash income and expenses	2	9	-	11

		North	Rest of the
	Europe	America	world	Total

		(Millions of euros)

2004

Income statement items:
Revenue (1)	1,584	1,633	615	3,832
Depreciation and amortization expense (excluding
intangibles arising on acquisition)	(53)	(49)	(17)	(119)
Operating margin *	232	280	68	580
Amortization of intangibles arising on acquisition	(12)	(13)	(4)	(29)
Impairment	(46)	(129)	(40)	(215)
Equity in net income of non-consolidated companies	-	2	4	6

Balance sheet items:
Goodwill and intangible assets, net	1,068	1,803	492	3,363
Property and equipment, net	352	206	51	609
Deferred tax assets **	94	241	38	373
Investments accounted for by the equity method	16	-	1	17
Other financial assets	82	33	28	143
Current assets (liabilities) (2)	(137)	(1,042)	(180)	(1,359)
Deferred tax liabilities	(142)	(185)	(38)	(365)
Long-term provisions **	(218)	(275)	(57)	(550)

Disclosures in respect of the cash flow statement:
Purchases of property and equipment and intangible
assets	(42)	(43)	(19)	(104)
Purchases of investments and other financial assets,
net	472	(3)	(1)	468
Acquisitions of subsidiaries	(100)	(21)	(3)	(124)
Non-cash expenses on stock options and similar items	8	8	4	20
Other non-cash income and expenses	2	11	-	13

*	Amounts adjusted following review of the allocation of the stock option expense.

**	Amounts adjusted following the change in accounting policy described in note 1.6.

(1)	As a result of the manner in which this indicator is calculated (difference between billings and cost of billings), no eliminations are required between the different zones.

(2)	Current assets (liabilities) are comprised of the following balance sheet captions: inventories and costs billable to clients, accounts receivable, other receivables and other current assets, accounts payable, income taxes payable, short-term provisions and other creditors and other current liabilities.

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

28. PUBLICIS GROUPE S.A. STOCK OPTIONS

Description of existing plans

The stock option plans outstanding at December 31, 2006 have the following characteristics:

  Long Term Incentive Plan (LTIP) 2006-2008 (twenty second tranche in 2006):

  Options granted under this plan have an exercise price equal to the average Publicis share price for the 20 days preceding the date of grant. Out of the total number of options granted, the number which can be exercised is contingent on the achievement of growth and profitability objectives over the entire period 2006-2008. The exercise period commences in 2009 when the number of options which may be exercised will have been determined. Half of the number of options declared to be exercisable may be exercised as of this date; the other half will be exercisable one year later in 2010. The options expire 10 years after the date of grant.

  Plan granted in 2006 (twenty first tranche):

  Options granted under these plans provide a right to acquire one share for an exercise price equal to average Publicis share price for the 20 days preceding the date of grant. Options may be exercised after a period of four years and expire 10 years after the date of grant.

  Long Term Incentive Plan (LTIP) 2003-2005 (seventeenth tranche in 2003, nineteenth tranche in 2004, twentieth tranche in 2005):

  Options granted under this plan have an exercise price equal to the average cost of treasury stock in portfolio at the date of grant. Out of the total number of options granted, the number which can be exercised was determined in April 2006 on the basis of achievement of growth and profitability objectives over the entire period 2003-2005. For half of the exercisable options, the exercise period commenced in 2006. The other half will be exercisable as from April 25, 2007. The options expire 10 years after the date of grant.

  Plan granted in 2004 (eighteenth tranche); Plan granted in 2003 (sixteenth tranche); Plans granted in 2002 (thirteenth tranche, fourteenth tranche and fifteenth tranche):

  Options granted under these plans provide a right to acquire one share for an exercise price equal to the average cost of treasury stock in portfolio at the date of grant. Options may be exercised after a period of four years and expire 10 years after the date of grant.

  Plan granted in 2001 (eleventh tranche):

  Options granted under this plan provide a right to acquire one share for an exercise price equal to the average Publicis share price for the 20 days preceding the date of grant. Options may be exercised after a period of four years and expire 10 years after the date of grant.

  Plan granted in 2000 (tenth tranche):

  Options granted under this plan provide a right to acquire one share for an exercise price equal to the average Publicis share price for the 20 days preceding the date of grant. Options may be exercised after a period of five years and expire 10 years after the date of grant.

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

I. Stock options originated by Publicis

Characteristics of Publicis stock option plans outstanding at 31/12/2006

			Exercise	Outstanding	Of which		Remaining
Shares with 0.40	Type of		price of	options at	exercisable	Expiry	contractual
euro par value	option	Date of grant	options (€)	31/12/06	31/12/06	date	life (in years)

7th tranche	Subscription	10/03/1997	5.63	17,510	17,510	2007	0.21
8th tranche	Subscription	11/03/1998	8.66	27,000	27,000	2008	1.19
9th tranche	Subscription	04/11/1998	10.24	266,000	266,000	2008	1.84
10th tranche	Acquisition	07/09/2000	43.55	100,000	100,000	2010	3.68
11th tranche	Acquisition	23/04/2001	33.18	367,000	367,000	2011	4.31
13th tranche	Acquisition	18/01/2002	29.79	93,400	93,400	2012	5.05
14th tranche	Acquisition	10/06/2002	32.43	5,000	5,000	2012	5.44
15th tranche	Acquisition	08/07/2002	29.79	220,000	220,000	2012	5.52
16th tranche	Acquisition	28/08/2003	24.82	496,067	-	2013	6.65
17th tranche(1)	Acquisition	28/08/2003	24.82	5,679,827	2,575,408	2013	6.65
18th tranche	Acquisition	28/09/2004	24.82	11,000	-	2014	7.74
19th tranche(1)	Acquisition	28/09/2004	24.82	1,517,004	692,936	2014	7.74
20th tranche(1)	Acquisition	24/05/2005	24.76	779,761	376,874	2015	8.39
21st tranche	Acquisition	21/08/2006	29.27	100,000	-	2016	9.64
22nd tranche(2)	Acquisition	21/08/2006	29.27	10,097,850	-	2016	9.64
Total of all tranches				19,777,419	4,741,128

Average exercise price				27.21	25.21

(1)	Conditional options whose exercise is subject to meeting objectives over the course of a 3 year plan (LTIP 2003-2005)

(2)	Conditional options whose exercise is subject to meeting objectives over the course of a 3 year plan (LTIP 2006-2008)

Movements on Publicis stock option plans in 2006

	Exercise	Outstanding			Options	Outstanding
	price of	options at	Options	Options	cancelled or	options at
Shares with 0.40	options	December 31,	granted in	exercised in	lapsed in	December
euro par value	(euros)	2005	2006	2006	2006	31, 2006

6th tranche	4.91	12,870	-	-	(12,870)	-
7th tranche	5.63	25,600	-	(8,090)	-	17,510
8th tranche	8.66	40,500	-	(13,500)	-	27,000
9th tranche	10.24	282,500	-	(16,500)	-	266,000
10th tranche	43.55	100,000	-	-	-	100,000
11th tranche	33.18	380,000	-	-	(13,000)	367,000
13th tranche	29.79	104,600	-	-	(11,200)	93,400
14th tranche	32.43	5,000	-	-	-	5,000
15th tranche	29.79	220,000	-	-	-	220,000
16th tranche	24.82	517,067	-	-	(21,000)	496,067
17th tranche	24.82	7,010,200	-	(688,879)	(641,494)	5,679,827
18th tranche	24.82	11,000	-	-	-	11,000
19th tranche	24.82	1,832,186	-	(138,542)	(176,640)	1,517,004
20th tranche	24.76	887,975	-	(54,538)	(53,676)	779,761
21st tranche	29.27	-	100,000	-	-	100,000
22nd tranche	29.27	-	10,256,050	-	(158,200)	10,097,850
Total of all tranches		11,429,498	10,356,050	(920,049)	(1,088,080)	19,777,419

Average exercise
price		24.92	29.27	24.15	25.38	27.21
Average price on
exercise		-	-	30.72	-	-

Movements on Publicis stock option plans in 2005

	Exercise	Outstanding				Outstanding
	price of	options at	Options	Options	Options	options at
Shares with 0.40 euro	options	December 31,	granted in	exercised in	cancelled or	December 31,
par value	(euros)	2004	2005	2005	lapsed in 2005	2005

5th tranche	6.63	34,220	-	(9,880)	(24,340)	-
6th tranche	4.91	27,420	-	(14,550)	-	12,870
7th tranche	5.63	44,990	-	(19,390)	-	25,600
8th tranche	8.66	58,500	-	(18,000)	-	40,500
9th tranche	10.24	296,500	-	(14,000)	-	282,500
10th tranche	43.55	100,000	-	-	-	100,000
11th tranche	33.18	380,000	-	-	-	380,000
13th tranche	29.79	104,600	-	-	-	104,600
14th tranche	32.43	5,000	-	-	-	5,000
15th tranche	29.79	220,000	-	-	-	220,000
16th tranche	24.82	517,067	-	-	-	517,067
17th tranche	24.82	8,014,000	-	-	(1,003,800)	7,010,200
18th tranche	24.82	11,000	-	-		11,000
19th tranche	24.82	1,959,086	-	-	(126,900)	1,832,186
20th tranche	24.76	-	935,192	-	(47,217)	887,975
21st tranche	29.27	-	-	-	-	-
22nd tranche	29.27	-	-	-	-	-
Total of all tranches		11,772,383	935,192	(75,820)	(1,202,257)	11,429,498

Average exercise price		24.77	24.76	7.19	24.45	24.92
Average price on exercise		-	-	25.52	-	-

Movements on Publicis stock option plans in 2004

	Exercise	Outstanding				Outstanding
	price of	options at	Options	Options	Options	options at
Shares with 0.40 euro	options	December 31,	granted in	exercised in	cancelled or	December 31,
par value	(euros)	2003	2004	2004	lapsed in 2004	2004

4th tranche	6.37	28,760	-	-	(28,760)	-
5th tranche	6.63	45,290	-	(11,070)	-	34,220
6th tranche	4.91	51,670	-	(24,250)	-	27,420
7th tranche	5.63	59,550	-	(14,560)	-	44,990
8th tranche	8.66	58,500	-	-	-	58,500
9th tranche	10.24	301,500	-	(5,000)	-	296,500
10th tranche	43.55	100,000	-	-	-	100,000
11th tranche	33.18	380,000	-	-	-	380,000
12th tranche	29.79	2,943,135	-	-	(2,943,135)	-
13th tranche	29.79	104,600	-	-	-	104,600
14th tranche	32.43	5,000	-	-	-	5,000
15th tranche	29.79	220,000	-	-	-	220,000
16th tranche	24.82	517,067	-	-	-	517,067
17th tranche	24.82	9,498,000	-	-	(1,484,000)	8,014,000
18th tranche	24.82	-	11,000	-	-	11,000
19th tranche	24.82	-	1,959,086	-	-	1,959,086
20th tranche	24.76	-	-	-	-	-
Total of all tranches		14,313,072	1,970,086	(54,880)	(4,455,895)	11,772,383

Average exercise price		25.66	24.82	5.93	27.94	24.77
Average price on exercise		-	-	24.50	-	-

2.	Stock options plans originally put in place by Nelson

On the acquisition of Nelson, these plans were converted into Publicis share purchase option plans.

		Outstanding		Options	Outstanding		Outstanding		Options	Outstanding
		options at	Options	cancelled or	options at	Options	options at	Options	cancelled or	options at
	Exercise price	December 31,	exercised	lapsed in	December 31,	exercised	December 31,	exercised in	lapsed in	December 31,
Type of option	of options	2003	in 2004	2004	2004	in 2005	2005	2006	2006	2006

Purchase	$24.40	137,034	(16,546)	(12,620)	107,868	(60,245)	47,623	(32,950)	(14,673)	0

Average exercise
price		$24.40	$24.40		$24.40	$24.40	$24.40	$24.40
Average share price
on exercise			€24.50			€25.52		€30.72

Determination of the fair value of options granted in the year

The table below summarizes the principal assumptions and calculations pertaining to the 21st and 22nd tranches, which were granted on August 21, 2006.

	21st tranche	22nd tranche

		(a)	(b)
Number of options granted during the year	100,000	5,128,025	5,128,025
Initial valuation of the option granted (in euros)	7.25	6.25	7.09
Assumptions:
Share price at the date of grant (in euros)	29.27	29.27	29.27
Exercise price (in euros)	29.27	29.27	29.27
Volatility of the Publicis share	24.00%	24.00%	24.00%
Average duration of the option (in years)	5	3.8	4.8
Rate of return on dividends	1.23%	1.23%	1.23%
Risk free rate	3.75%	3.64%	3.72%

(a)	Conditional options whose exercise is subject to meeting objectives over the course of a 3 year plan, exercisable as from May 2009

(b)	Conditional options whose exercise is subject to meeting objectives over the course of a 3 year plan, exercisable as from May 2010

Impact of stock option plans on the 2006 income statement

The rate of achievement of the objectives of the Long Term Incentive Plan 2003-2005 (tranches 17, 19 and 20) was calculated in April 2006 on the basis of the published results of the Groupe and of its three main competitors for the years 2003, 2004 and 2005. This rate was 98.92% and, in consequence, the number of options initially granted was reduced by application of this rate.

In the context of the new Long Term Incentive Plan 2006-2008, a first tranche was granted (22nd tranche) in August 2006. A probability of 75% of achievement of the objectives was retained for the calculation of the 2006 expense.

The impact of Publicis stock option plans on the 2006 income statement amounts to €16 million before tax and social security (see note 3 – Personnel expenses).

29.	RELATED PARTY DISCLOSURES

The following transactions were carried out with related parties in 2006:

	2006			2005

		Increase in provision			Increase in
	Revenue with	for doubtful	Revenue with		provision for
	related parties (1)	accounts	related parties(1)		doubtful accounts

		Millions of euros
Dentsu	5	-	(27)		-

(1)	This is the difference between purchases and sales made by the Group with Dentsu .These transactions were carried out at market prices.

			December 31,

		2006			2005

		Provisions			Provisions
	Receivables	against	Payables to	Receivables	against	Payables to
	/loans due by	receivables	related	/loans due by	receivables	related
	related parties	/loans	parties	related parties	/loans	parties

			Millions of euros
Dentsu	23	-	6	9	-	9
iSe	1	-	-	-	-	-
Onspot Digital	-	-	7	-	-	-

Terms and conditions of transactions with related parties

On November 30, 2003, Publicis Groupe S.A. and Dentsu concluded an agreement consecutive to the commitments taken in connection with the merger agreement dated March 7, 2002, between Publicis Groupe S.A. and its subsidiaries Philadelphia Merger Corp. and Philadelphia Merger LLC on one hand, and Bcom3 Group, Inc. on the other hand, which resulted in Philadelphia Merger Corp absorbing by way of merger, Bcom3. The main provisions of these commitments were described in the prospectus (note d’opération) with regard to the merger with Bcom3 granted visa number 02-564 by the COB on May 16, 2002.

The agreement includes clauses concerning the management of Publicis Groupe S.A. (composition of the Supervisory Board, change of the legal form and representation of Dentsu on the Audit Committee), clauses concerning the transfer of shares and equity warrants of Publicis Groupe S.A. held by Dentsu including, in particular, a limitation of the participation of Dentsu to 15 % of the voting rights of Publicis Groupe S.A. Moreover, it includes an anti-dilution clause in favor of Dentsu and a clause concerning the upholding of the accounting of Dentsu’s investment in the Publicis Group under the equity method. This agreement will expire on July 12, 2012 unless it is renewed for ten years by agreement between the parties. This was the object of a Decision and Information (“Décisions et Informations”) of the AMF on January 9, 2004 under the number 204C0036.

Remuneration of Supervisory Board and Management Board members

Remuneration of individuals who were members of the Supervisory Board or the Management Board at the balance sheet date, or during the financial year then ended, is as follows.

	2006	2005	2004

		Millions of euros
Overall gross remuneration (1)	11	9	16
Post employment benefits (2)	1	(1)	2
Termination or end-of-contract payments (3)	-	-	-
Other long-term benefits (4)	4	-	2
Share-based payment (5)	2	2	1

(1) Remuneration, bonuses, indemnities, directors’ fees and benefits in kind paid during the year.

(2)	Change in pensions provisions (net impact on the income statement). In 2005, the impact is a net reversal, taking account of amounts paid which are included in line (1).

(3)	Expense recognized in the income statement in respect of provisions for termination or end of contract payments.

(4)	Expense recognized in the income statement in respect of provisions for deferred conditional remuneration and bonuses.

(5)	Expense recognized in the income statement in respect of Publicis Groupe S.A. stock option plans

Furthermore, the overall provision for post-employment benefits and other long-term benefits of Supervisory Board and Management Board members at December 31, 2006 is €20 million (this amount was €16 million at December 31, 2005 and €18 million at December 31, 2004).

30. POST-BALANCE SHEET EVENTS

In December 2006, Publicis Group made a friendly public takeover offer for Digitas Inc. (USA), a leader in the area of marketing services and digital and interactive communications. As a result of this offer, which expired on January 29, 2007, the Group, through one of its American subsidiaries, acquired more than 90% of the share capital of Digitas.

This transaction was followed by a merger, following which MMS USA Holdings now holds 100% of Digitas for a total cost of nearly $1.3 billion. The allocation of the purchase price is in the course of being performed.

This acquisition was financed, as a first step, through using the available cash of the Group’s American subsidiaries.

31. RECONCILIATION WITH US GAAP

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable at December 31, 2006 as approved by the European Union which differ from generally accepted accounting principles in the United States (“U.S. GAAP”). The effects on the Group’s consolidated net income and consolidated shareholders’ equity of the application of U.S. GAAP are presented in Note 33.

32. LIST OF MAIN PRINCIPAL COMPANIES AT DECEMBER 31, 2006

The companies listed below are the operating companies with revenue in excess of €5 million.

(A)	Fully consolidated companies

Company name			% control	% interest	Country

Publicis Conseil			99.61%	99.61%	France
Publicis Constellation (a)			99.84%	99.45%	France
Global Event Management			100.00%	99.61%	France
Publicis Dialog			100.00%	99.61%	France
Publicis Consultants France (b)			99.97%	99.97%	France
Saatchi & Saatchi France			100.00%	100.00%	France
Leo Burnett			100.00%	100.00%	France
SCAP (c)			100.00%	99.54%	France
Medicus Paris			99.97%	99.97%	France
Starcom Worldwide			100.00%	100.00%	France
Groupe ZenithOptimedia			100.00%	100.00%	France
Metrobus			67.00%	67.00%	France
Mediavision			66.63%	66.63%	France
Régie 1			49.00%	49.00%	France
Drugstore Champs Elysées			100.00%	100.00%	France
Challenger House			100.00%	100.00%	France
Marcel			100.00%	99.61%	France
Publicis Net			99.31%	98.92%	France
Publicis Frankfurt			100.00%	100.00%	Germany
Publicis Hamburg			100.00%	100.00%	Germany

Company name		% control	% interest	Country

BMZ + more		100.00%	100.00%	Germany
Publicis Kommunikations agentur Erlangen		100.00%	100.00%	Germany
Saatchi & Saatchi		100.00%	100.00%	Germany
Leo Burnett		100.00%	100.00%	Germany
Zenithmedia GmbH Dusseldorf		100.00%	100.00%	Germany
Optimedia Gesellschaft für Media-Services		100.00%	100.00%	Germany
Arc Worldwide		100.00%	100.00%	Germany
Publicis Berlin		51.00%	51.00%	Germany
Publicis Communication		100.00%	100.00%	Australia
Optimedia Australia		100.00%	100.00%	Australia
Saatchi & Saatchi Communications Australia		100.00%	100.00%	Australia
Leo Burnett		100.00%	100.00%	Australia
Starcom Worldwide Australia		100.00%	100.00%	Australia
Publicis Loyalty		100.00%	100.00%	Australia
Publicis Groupe Austria		100.00%	100.00%	Austria
Leo Burnett Worldwide		100.00%	100.00%	Belgium
Duval Guillaume Brussells NV		100.00%	100.00%	Belgium
Publicis Brasil Comunicaçao		100.00%	100.00%	Brazil
Finance Nazca Publicidade		51.00%	51.00%	Brazil
Leo Burnett Publicidade		100.00%	100.00%	Brazil
Salles Chemistri Publicidade		100.00%	100.00%	Brazil
Publicis Canada		70.00%	70.00%	Canada
Saatchi & Saatchi Advertising		100.00%	100.00%	Canada
Leo Burnett Company		100.00%	100.00%	Canada
TMG MacManus Canada		100.00%	100.00%	Canada
ZenithOptimedia Canada		100.00%	100.00%	Canada
Nerf Optique Art & Design		100.00%	70.00%	Canada
Saatchi & Saatchi Great Wall Advertising Co		70.00%	70.00%	China
Leo Burnett		100.00%	100.00%	China
Leo Burnett Shanghai Advertising co		70.00%	70.00%	China
Publicis Advertising		50.00%	50.00%	China
Saatchi & Saatchi (Hong Kong)		100.00%	100.00%	China
Leo Burnett Colombiana		100.00%	100.00%	Colombia
Welcomm Publicis Worldwide		80.00%	80.00%	South Korea
Leo Burnett		100.00%	100.00%	South Korea
Publicis Comunicacion Espana		100.00%	100.00%	Spain
Vitruvio-Leo Burnett		100.00%	100.00%	Spain
Group K/Arc		100.00%	100.00%	Spain
Starcom Worldwide Media Estrategia		74.00%	74.00%	Spain
Optimedia		99.73%	99.73%	Spain
Zenith Media		100.00%	100.00%	Spain
Publicis Healthcare Communications Group (d)		100.00%	100.00%	Spain
Publicis USA		100.00%	100.00%	United States
Publicis & Hal Riney		100.00%	100.00%	United States
Publicis NY		96.69%	96.69%	United States
Lionel Sosa		49.00%	49.00%	United States
Saatchi & Saatchi North America		100.00%	100.00%	United States
Conill Advertising		100.00%	100.00%	United States
Thompson Murray		100.00%	100.00%	United States
Leo Burnett USA		100.00%	100.00%	United States
Leo Burnett Detroit		100.00%	100.00%	United States
Martin Retail Group		70.00%	70.00%	United States
Arc worldwide		100.00%	100.00%	United States
Fallon Group		100.00%	100.00%	United States
Williams Labadie		100.00%	100.00%	United States
The Kaplan Thaler Group		100.00%	100.00%	United States
Manning Selvage & Lee		100.00%	100.00%	United States
Publicis Events USA		100.00%	100.00%	United States
Capps Digital		100.00%	100.00%	United States
Nelson Communications		100.00%	100.00%	United States
Medicus Group International		100.00%	100.00%	United States
Saatchi & Saatchi Healthcare Com		100.00%	100.00%	United States
Publicis Selling Solutions		100.00%	100.00%	United States
Science Oriented Solutions		100.00%	100.00%	United States
Starcom MediaVest Group		100.00%	100.00%	United States

Company name	% control	% interest	Country

Media Vest Worldwide	100.00%	100.00%	United States
Relay	100.00%	100.00%	United States
Optimedia International U.S.	100.00%	100.00%	United States
Zenith Media Services	100.00%	100.00%	United States
Discovery Institute of Medical Education	100.00%	100.00%	United States
Winner & Associates LLC, a Publicis Consultants Company	100.00%	100.00%	United States
ZenithDirect	57.50%	57.50%	United States
Publicis Helsinki	90.39%	90.39%	Finland
European Advertising Organisation SA of Advertisements
Promotion & Publications	100.00%	100.00%	Greece
Publicis Hellas Advertising	99.99%	99.99%	Greece
Leo Burnett Budapest	100.00%	100.00%	Hungary
Black Pencil Advertising (e)	99.50%	87.13%	India
Publicis Ariely Advertising 2000	75.00%	75.00%	Israel
Publicis	100.00%	100.00%	Italy
Saatchi & Saatchi	100.00%	100.00%	Italy
Leo Burnett Company	100.00%	100.00%	Italy
Starcom Mediavest Group Italia	100.00%	100.00%	Italy
ZenithOptimedia Group	100.00%	100.00%	Italy
Arc	100.00%	100.00%	Italy
Mundocom Italy	100.00%	100.00%	Italy
Republic	100.00%	100.00%	Italy
Beacon Communications KK	66.00%	66.00%	Japan
Medicus KK	100.00%	100.00%	Japan
Fallon Tokyo	51.00%	51.10%	Japan
			Lebanon, Jordan,
			Bahrain, Egypt, UAE,
			Saudi Arabia, Kuwait,
Publicis Graphics	60.00%	60.00%	Turkey
Star Reacher Advertising (f)	100.00%	100.00%	Malaysia
Publicis Arredondo de Haro	69.00%	69.00%	Mexico
Leo Burnett Mexico	100.00%	100.00%	Mexico
Starcom Worldwide	100.00%	100.00%	Mexico
Olabuenaga/Chemistri	75.00%	75.00%	Mexico
Publicis Mojo	100.00%	100.00%	New Zealand
Saatchi & Saatchi	100.00%	100.00%	New Zealand
Jimenez Basic Advertising	53.99%	57.25%	Philippines
Publicis Amsterdam	100.00%	100.00%	Netherlands
Saatchi & Saatchi Advertising	100.00%	100.00%	Netherlands
Publicis Van Sluis Consultants	100.00%	100.00%	Netherlands
NME Media	100.00%	100.00%	Netherlands
Leo Burnett	100.00%	100.00%	Poland
Starcom	100.00%	100.00%	Poland
Zenith Optimedia Group	100.00%	100.00%	Poland
Publicis Publicidade	83.00%	83.00%	Portugal
Badillo Nazca S&S	100.00%	100.00%	Puerto Rico
Leo Burnett Worldwide	100.00%	100.00%	Puerto Rico
Publicis	100.00%	100.00%	United Kingdom
Publicis Dialog	100.00%	100.00%	United Kingdom
Publicis Blue Print	100.00%	100.00%	United Kingdom
Zed Media	100.00%	100.00%	United Kingdom
Publicis Productif	100.00%	100.00%	United Kingdom
Saatchi & Saatchi Group	100.00%	100.00%	United Kingdom
The Facilities Group	70.00%	70.00%	United Kingdom
Leo Burnett	100.00%	100.00%	United Kingdom
Arc Integrated Marketing	100.00%	100.00%	United Kingdom
Fallon London	100.00%	100.00%	United Kingdom
Publicis Consultants UK (g)	100.00%	100.00%	United Kingdom
Manning Selvage & Lee	100.00%	100.00%	United Kingdom
Publicis Healthcare Communications Group	100.00%	100.00%	United Kingdom
Starcom Motive	100.00%	100.00%	United Kingdom
ZenithOptimedia	100.00%	100.00%	United Kingdom
Zenith Optimedia International	100.00%	100.00%	United Kingdom
Freud Communications	100.00%	50.01%	United Kingdom
Leo Burnett Moscow	100.00%	100.00%	Russia

Company name		% control	% interest	Country

Publicis United		100.00%	100.00%	Russia
Rodnaya Rech		99.00%	99.00%	Russia
MediaVest		99.00%	99.00%	Russia
Publicis Singapore		98.80%	98.80%	Singapore
Saatchi & Saatchi		100.00%	100.00%	Singapore
TLG Communications		100.00%	100.00%	Singapore
JKL Stockholm		100.00%	100.00%	Sweden
Starcom Sweden		93.74%	93.74%	Sweden
Publicis Werbeagentur (h)		100.00%	100.00%	Switzerland
Optimedia Holding		100.00%	75.00%	Switzerland
Saatchi & Saatchi Simko		100.00%	100.00%	Switzerland
Leo Burnett Company		100.00%	100.00%	Taiwan
Star Reachers Group		100.00%	100.00%	Thailand
Markom/Leo Burnett Reklam Hizmetleri		100.00%	100.00%	Turkey
Leo Burnett		100.00%	100.00%	UAE
Starcom MediaVest Group		100.00%	100.00%	UAE
Publicis Venezuela		60.00%	60.00%	Venezuela
Leo Burnett Venezuela		100.00%	100.00%	Venezuela

(B)	Equity accounted companies

Company name		% control	% interest	Country

BBH Communications		49.00%	49.00%	United Kingdom
iSe-Hospitality		45.00%	45.00%	Switzerland
Burrell Communications Group		49.00%	49.00%	United States

Key:

(1) Change of company name:

Company name in 2006		Company name in 2005

(a) Publicis Constellation		Publicis Régions
(b) Publicis Consultants France		Publicis Consultants
(c) SCAP		Mundocom
(d) Publicis Healthcare Communications Group		Pharma Consult Services
(e) Black Pencil Advertising		TLG India
(f) Star Reacher Advertising		Leo Burnett Advertising
(g) Publicis Consultants UK		Masius UK
(h) Publicis Werbeagentur		Publicis Zürich

(2)	Companies included in the list in 2005 which are no longer included in the list in 2006:

Mergers: Fisch Meier Direkt, Chow Communications, Mediasystem, Carré Noir, Leo Burnett Amsterdam, Leo Burnett Services, Starlink Services

Entities which have fallen below the threshold for publication:
Eventive Altenhuber Riha, Buhler and Partners, Saatchi & Saatchi Hungary, JKL Oslo, Publicis Dialog Group (Netherlands), The Triangle Group, Saatchi & Saatchi Thailand, Publicis Ad Link Group, TKM Starcom Frankfurt

(3)	Companies acquired in 2006: Duval Guillaume Brussells NV

33. SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“U.S. GAAP”).

Reconciliation of consolidated net income and consolidated shareholders' equity

Publicis’s consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004 have been prepared in accordance with IFRS, as adopted by the European Union and effective as of that date, which differ in certain significant respects from U.S. GAAP. There are no differences, as applied to the Group, between IFRS and IFRS as adopted by the European Union.

The effects of the application of U.S. GAAP on consolidated net income, net of minority interest, for each of the years ended December 31, 2006, 2005 and 2004 are set out in the table below:

			December 31,

	Notes	2006	2005	2004

		(in millions of euro, except share and
			per-share data)

Net income (group share), as determined under IFRS		443	386	278

U.S. GAAP adjustments:
OCEANEs 2008	1	33	31	29
OCEANEs 2018	1	-	21	30
ORANEs	2	(5)	(4)	(3)
Stock-based compensation	3	1	(12)	20
Pensions and postretirement benefits	4	(7)	(2)	(2)
Revaluation of tangible fixed assets	5	1	1	1
Sale-leaseback transaction	6	(1)	2	2
Business combinations: Saatchi & Saatchi	7.1	(51)	(44)	(46)
Business combinations: Bcom3	7.2	-	-	24
Business combinations: Other	7.3	-	-	-
Goodwill	8	23	1	88
Other	14	(3)	9	-
Deferred income taxes on above adjustments	15	7	6	(75)

Net income, as determined under U.S. GAAP		441	395	346

Earnings per share, as determined under U.S. GAAP (in euro):	9
Basic		2.40	2.16	1.90
Diluted		1.89	1.63	1.51

Weighted average common shares outstanding (in millions):	9
Basic		184	183	182
Diluted		240	249	251

The effects of the application of U.S. GAAP on consolidated shareholders’ equity as of December 31, 2006, 2005 and 2004 are set out in the table below:

				December 31,

		Notes	2006	2005	2004

			( Millions of euros)

Shareholders equity (group share) as determined under IFRS			2,080	2,056	1,621
Reversal of IAS 19 adjustment on actuarial gains and losses			-	29	8
Shareholders equity (group share) as determined under IFRS as published			2,080	2,085	1,629

U.S. GAAP adjustments:
	OCEANEs 2008	1	(55)	(88)	(120)
	OCEANEs 2018	1	-	2	(28)
	ORANEs	2	(350)	(402)	(455)
	Stock-based compensation	3	3	-	-
	Pensions and postretirement benefits	4	13	(23)	(7)
	Revaluation of tangible fixed assets	5	(156)	(157)	(158)
	Sale-leaseback transaction	6	(81)	(60)	(49)
	Business combinations: Saatchi & Saatchi	7.1	1,366	1,480	1,430
	Business combinations: Bcom3	7.2	342	389	325
	Business combinations: Other	7.3	(154)	(154)	(154)
	Goodwill	8	300	277	276
	Other	14	(5)	5	(4)
	Deferred income taxes on above adjustments	15	(228)	(280)	(283)

Shareholders’ equity as determined under U.S. GAAP			3,075	3,074	2,402

1.	OCEANEs 2008 and 2018

In January 2002, the Group issued 17,624,521 convertible bonds at par value of €39.15 per bond for aggregate cash consideration, excluding transaction-related expenses, of €690 million (the “OCEANE 2018”). In July 2003, the Group issued 23,172,413 convertible bonds at par value of €29.00 per bond for aggregate cash consideration, excluding transaction-related expenses, of €672 million (the “OCEANE 2008”). The OCEANE 2018 bear interest at a face rate of 1% per year and mature 16 years from the date of issuance and the OCEANE 2008 bear interest at a face rate of 0.75% per year and mature five years from the date of issuance. The OCEANE 2008 and OCEANE 2018 (collectively, the “Bonds”) are each redeemable at the option of the Group and of the holder under certain circumstances and are convertible into Publicis ordinary shares at the option of the holder. If not redeemed or converted earlier, each of the OCEANE 2008 and OCEANE 2018 will be fully redeemed at their respective maturities for an amount equal to par value plus accrued and unpaid interest, if any.

In accordance with IAS 32, “Financial Instruments - Disclosure and Presentation,” and IAS 39 “Financial Instruments – Recognition and Measurement,” the Bonds are a compound financial instrument as they are convertible by the holder into a fixed number of Publicis ordinary shares. From the perspective of Publicis, the Bonds comprise two components - a financial liability (a contractual arrangement to deliver cash or another financial asset) and an equity instrument (a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of Publicis). The value of the equity component is determined at the date of issuance of the Bonds as the difference between the fair value of the Bonds and the fair value of the debt component of the Bonds. The value assigned to the conversion option (equity component) at the date of issuance is not revised during subsequent periods. The fair value of the debt component of the Bonds at issuance is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable had Publicis issued a similar bond without a conversion option. The debt component is subsequently accounted for at amortized cost. Transaction-related expenses are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issuance.

Under U.S. GAAP, the hybrid instrument is accounted for as a single compound instrument in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” In accordance with APB Opinion No. 14, the Bonds are recorded on the balance sheet at issuance at their fair value. The amount received from investors of €690 million and €672 million, respectively, represents the fair value of the Bonds at issuance. Transaction-related expenses are accounted for in their entirety as debt issuance costs and are amortized to expense by the effective interest method over the term of the Bonds.

Under U.S. GAAP, the fair value of the equity component of the OCEANEs 2008 and OCEANEs 2018 (€164 million and €109 million respectively at the issuance date) and the related issuance costs have been reclassified from shareholders’ equity to financial debt. In addition, the excess interest expense recorded under IFRS has been reversed from the U.S. GAAP income statement (and from retained earnings for the cumulative amount). For each of the twelve-month periods ended December 31, 2006, 2005 and 2004, the excess interest expense recognized under IFRS for OCEANE 2008 amounted to €33 million, €31 million and €29 million before income tax, respectively and €0 million, €14 million and €30 million before income tax, respectively, for the OCEANEs 2018.

In February 2005, the Group redeemed 62.36% of its outstanding OCEANE 2018. In connection with the redemption, the Group recognized a loss before income taxes of €16 million and €22 million for the twelve-month period ended December 31, 2005 under U.S. GAAP and IFRS, respectively. Under U.S. GAAP, the recognized loss has been accounted for as financial expense. Under IFRS, the recognized loss of €22 million has been accounted for as an operating expense. In January 2006, the Group redeemed an additional 6.52% of the OCEANE 2018. This redemption had no impact on shareholders’ equity and income statement.

2.         ORANEs

On September 24, 2002, the Group issued 1,562,500 convertible bonds known as ORANEs (the "ORANEs") redeemable for 28,125,000 Publicis ordinary shares. The ORANEs have a maturity of 20 years, with a nominal value of €549, thus representing a total nominal amount of €858 million. The ORANEs were issued to Bcom3 shareholders as part of the consideration they received in exchange for their Bcom3 shares in connection with Publicis’ acquisition of Bcom3.

In accordance with IAS 32, “Financial Instruments - Disclosure and Presentation,” and IAS 39 “Financial Instruments – Recognition and Measurement,” the ORANEs are a compound financial instrument comprising:

(i)	an equity component representing the fact that they may only be settled by Publicis for a fixed number of its own ordinary shares and the instrument includes no contractual obligation to deliver cash or to exchange financial assets or liabilities that are potentially unfavorable to Publicis and

(ii)	a debt component representing the right of the holder to receive periodic payments from Publicis based on a the higher of a minimum contractual rate per annum or a rate per annum determined on the basis of historical dividend payments of Publicis.

The value of the equity component is determined at the date of issuance of the ORANEs as the difference between the fair value of the ORANEs and the fair value of the debt component of the ORANEs. The value assigned to the equity component at the date of issuance is not revised during subsequent periods. The fair value of the debt component of the ORANEs at issuance is determined by discounting the future contractual cash flows using a market interest rate for a similar instrument. The debt component is subsequently accounted for at amortized cost.

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

Under IFRS, the fair value of the ORANEs has been determined at the date of the acquisition of Bcom3 and amounted to €495 million. Of this amount, €47 million was assigned to the debt component of the ORANEs and the remaining €448 million was assigned to the equity component. Under U.S. GAAP, the fair value of the ORANEs amounted to €1,024 million due to the fact that the determination of fair value under U.S. GAAP is done as of a different date than under IFRS. See note 7.2 for a discussion of the accounting for the acquisition of Bcom3, including a discussion of the impact that the difference in fair value described above had on the calculation of goodwill under IFRS and U.S. GAAP. The amounts reclassified from shareholders' equity to long-term debt were €350 million, €402 million and €455 million as of December 31, 2006, 2005 and 2004, respectively.

The reconciliation of consolidated shareholders' equity reflects the reclassification of €448 million, which is recorded in shareholders' equity under IFRS, to long-term debt under U.S. GAAP as of each of the dates presented and interest expense has been increased by €5 million, €4 million and 3 million before income tax for the twelve month periods ended December 31, 2006, 2005 and 2004, respectively.

The redemption of the first bracket and the second bracket of the ORANEs, in September 2005 and September 2006, led Publicis to recognize an increase of its total shareholders’ equity for €57 million under U.S. GAAP in each year. Such redemption did not have any impact on the total shareholders’ equity under IFRS, since it only results in a reclassification within equity components.

3.         Stock-based compensation

Under IFRS, the fair value of stock options is determined in accordance with IFRS 2 and recognized as personnel expenses over the vesting period. In accordance with IFRS 1, the group opted for the exception to retrospective application of IFRS 2 and, accordingly, has only accounted for option grants made subsequent to November 7, 2002 in accordance with IFRS 2. For option grants made prior to November 7, 2002, Publicis retained its historical accounting treatment and, accordingly, no compensation expense has been recognized for those grants. Aggregate compensation expense before tax related to stock options for the years ended December 31, 2006, 2005 and 2004 amounted to €17 million, €20 million and €20 million.

Effective January 1, 2006 the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, compensation expense associated with stock-based compensation awards granted prior to the adoption of SFAS 123R is recognized over the remaining vesting period (post-adoption) as if SFAS 123R had always been applied based on the fair value measurements previously used to calculate pro forma stock-based compensation expense under SFAS 123. For stock-based awards granted on or after January 1, 2006, the Company will amortize stock-based compensation expense on a straight-line basis over the requisite service period. For the year ended December 31, 2006, the Company recorded stock-based compensation expense of €16 million before tax under U.S. GAAP.

Publicis has elected to use the transition election of FSP FAS 123R-3 (“short method”) to determine the pool of windfall tax benefits as of adoption of FAS 123R. No tax benefits having been recognised prior to this adoption, the pool determined has a zero balance as of January 1, 2006.

For the years ended December 31, 2005 and 2004, Publicis accounted for the its stock based compensation plans using the “intrinsic value” method under the guidelines of APB Opinion No. 25, which required that companies recognize compensation expense equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of share an employee is entitled to receive and the exercise price are known at the date of grant are referred to as "fixed" stock option grants. All other grants are referred to as "variable" stock option grants. For fixed stock option grants, total compensation expense is measured only once, on the date of grant. For variable stock option grants, this excess is estimated periodically at interim dates and final measurement occurs on the measurement date. Compensation expense for both fixed and variable stock option grants is recognized over the vesting period. For Publicis' stock option plans, compensation expense before tax amounting to €32 million and €0 million, which relates principally to stock option plans with performance requirements that are considered variable plans under U.S. GAAP, was recognized for the year ended December 31, 2005 and 2004 respectively.

4.         Pensions and postretirement benefits

The aggregate adjustment included as "Pensions and postretirement benefits" in the reconciliations of consolidated net income and shareholders' equity consists of:

	Net Income (For the Year			Shareholders' Equity (As
	Ended December 31)			of December 31)

	2006	2005	2004	2006	2005	2004

			(Millions of euros)
U.S. GAAP adjustments:
Deferred actuarial gains and losses and	(7)	(2)	(2)	13	21	23
past service costs
Minimum pension liabilities	n/a	-	-	n/a	(44)	(30)

Total adjustment, before income taxes	(7)	(2)	(2)	13	(23)	(7)

Deferred actuarial gains and losses

In accordance with the option provided by IFRS 1, the Group's deferred actuarial gains and losses as at January 1, 2004 were recognized directly as a reduction of equity in an amount of €23 million. Actuarial gains and losses generated from January 1, 2004 have been amortized using the corridor method over the expected average residual working lives of the beneficiaries up to the end of 2005. Since January 1, 2006, the Group has opted for the recognition of all actuarial gains and losses in equity (as part of the SORIE) as allowed under revised IAS 19.

Under U.S. GAAP, in accordance with FAS 87, “Employer’s Accounting for Pensions,” the Group recognizes amortization of the unrecognized net actuarial gain or loss if, as of the beginning of the year, the unrecognized net actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is computed as that excess divided by the average remaining service period of active employees expected to receive benefits under the pension plan. With the adoption of FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans,” as at December 31, 2006, the Group has recognized all unamortized actuarial gains and losses as well as past service costs as a component of Other Comprehensive Income (“OCI”). Amounts recognized in Accumulated OCI (“AOCI”) will be “recycled” to the income statement based on current amortization and recognition criteria in FAS 87 and 106.

As of December 31, 2005 and 2004, the unamortized balance of deferred actuarial gains and losses recorded as a reduction of shareholders' equity as part of the transition to IFRS amounted to €21 million and €23 million before taxes. Incremental amortization of these deferred actuarial gains and losses resulted in additional pension expense under US GAAP of €2 million for the years ended December 31, 2005 and 2004.

As of December 31, 2006, the balance of actuarial gains and losses recorded in the SORIE as a reduction of shareholders' equity amounted to €37 million before taxes. Under US GAAP, the amount of AOCI as of December 31, 2006 was a reduction of equity of €39 million before taxes. After giving effect to income taxes the pension and post-retirement benefits amounts recorded in the SORIE and in AOCI as of December 31, 2006 both amounted to €26 million. The amortization of these deferred actuarial gains and losses in the US GAAP income statement amounted to €7 million compared to nil under IFRS.

Past service costs

In IFRS, past service cost should be recognized on a straight-line basis over the average period until the benefits become vested. To the extent benefits are vested at the time of a plan amendment, the cost of those benefits should be recognized immediately in the income statement. Unrecognized past service costs remain off balance sheet.

In US GAAP, pursuant to SFAS 158, prior service costs or credits are recognized in accumulated OCI and “recycled” to the income statement based on current amortization and recognition criteria in FAS 87 and 106.

As of December 31, 2006, the amount of past service credits recognised in AOCI amounted to €13 million before tax and related to a 2006 amendment of a post-employment medical benefit plan in the United States. Amortization of past service costs amounted to €1 million under both IFRS and US GAAP for the year ended December 31, 2006.

Minimum pension liabilities

Under U.S. GAAP prior to December 31, 2006, a minimum pension liability was required to be recognized when the accumulated benefit obligation exceeded the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as calculated by actuarial methods. The additional minimum liability was offset by an intangible asset up to the amount of any unrecognized prior service cost, and the excess was recorded in comprehensive income, net of income taxes. Under IFRS, minimum pension liabilities are not required to be recorded.

Under U.S. GAAP, the additional minimum pension liability recorded by Publicis in shareholders' equity as of December 31, 2005 and 2004 amounted to €44 million and €30 million.

The newly issued US GAAP standard SFAS 158, which was applicable to Publicis as of December 31, 2006, requires the recognition of the funded status of defined benefit post-retirement plans in the statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. This requirement has superseded the minimum pension liability test but the test remains required for disclosure purposes in 2006.

5.         Revaluation of tangible fixed assets

Under IFRS 1, companies were permitted to recognize adjustments to all or some of their existing assets to record them at their estimated fair values as of January 1, 2004. Subsequently, the assets are accounted for based on their revised carrying amounts as of January 1, 2004 (i.e., the fair value of the asset as of January 1, 2004 becomes the asset's new historical cost under IFRS). Publicis elected to re-value its corporate headquarters (land and building) pursuant to IFRS 1. The revaluation adjustment amounted to €159 million for land and buildings as of January 1, 2004. The additional depreciation expense associated with the portion of the revaluation related to the corporate headquarters buildings was €1 million before tax for each of the years ended December 31, 2006, December 31, 2005 and December 31, 2004. The portion of the revaluation adjustment related to land has no impact on annual depreciation expense as land is not depreciated for accounting purposes.

Under U.S. GAAP, the historical cost of the Group's assets was not adjusted upon adoption of IFRS. Accordingly, the amount of re-valuation adjustment, net of accumulated amortization, is reversed under U.S. GAAP. As of December 31, 2006, 2005 and 2004, the adjustment before tax effect, net of accumulated amortization, amounted to €156 million, €157 million and €158 million, respectively.

6.         Sale-leaseback transaction

Under IFRS, Bcom3’s 1997 sale-leaseback transaction related to the Leo Burnett office building in Chicago is treated as a finance lease. The related assets are capitalized at their fair value at the acquisition date for the portion of the building leased-back by the Group and the related debt consists of the present value of the minimum lease payments over the lease term discounted at the internal borrowing rate of the Group.

Under U.S. GAAP, this transaction is accounted for as a financing, with the building and the related financing obligation continuing to be reflected in the Group’s financial statements at their fair value at the acquisition date of Bcom3.

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

The aggregate adjustment included as "Business combinations: Saatchi & Saatchi" in the reconciliations of consolidated net income and shareholders' equity consists of:

		Net Income (for the Year
		Ended December 31)		Shareholders' Equity (as of December 31)

	2006	2005	2004	2006	2005	2004

			(Millions of euros)
U.S. GAAP adjustments:
Goodwill and intangible assets	(19)	(22)	(29)	2,049	2,131	2,059
Impairment of goodwill	-	-	-	(570)	(570)	(570)
Impairment of intangible assets	-	-	-	(223)	(223)	(223)
Contingent value rights	-	-	-	49	49	49
Stock-based compensation	-	-	-	148	148	148
Net operating loss carry-forwards	(32)	(22)	(17)	(87)	(55)	(33)

Total adjustment, before income taxes	(51)	(44)	(46)	1,366	1,480	1,430

7.1.1 Goodwill and intangible assets

Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired and liabilities assumed with the fair value of the consideration given, including transaction-related costs. Such goodwill was amortized over 40 years until January 1, 2002. Since then, goodwill is no longer amortized due to the Group’s adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill is no longer amortized, but rather is reviewed at least annually for impairment. Other intangible assets include principally trademarks with indefinite useful lives and major client relationships amortized over their estimated useful lives, which range from 12 to 40 years. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

Upon the acquisition of Saatchi & Saatchi in September 2000, the intangible assets were valued at €1,378 million, and goodwill was recorded for €1,232 million.

As of December 31, 2006, the carrying value of the goodwill and intangible assets balances amounted to €2,049 million, net of accumulated depreciation, amortization and foreign currency translation adjustments, but before impairment. The impacts of the impairments recorded on goodwill and intangible assets are discussed below. For each of the years ended December 31, 2006, 2005 and 2004, the Group recorded additional amortization expense before tax associated with its recognized intangible assets under U.S. GAAP of €19 million, €22 million and €29 million, respectively.

7.1.2. Impairment of goodwill

Under U.S. GAAP, goodwill in the amount of approximately €570 million was written off through a charge to income in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company’s best estimate of its fair value, as of December 31, 2001, based on the Company’s accounting policy.

7.1.3. Impairment of intangible assets

Under U.S. GAAP, the Group completed its initial impairment test for intangible assets as of January 1, 2002, upon adoption of SFAS 141 and 142, by comparing the fair value of their indefinite-lived intangible assets to their carrying amounts. Prior to adoption of SFAS 141 and 142, the Group assessed the recoverability of intangible assets with indefinite lives for each entity by comparing the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of €223 million (before tax) on January 1, 2002 in relation to Saatchi & Saatchi intangibles with indefinite useful lives, namely trademarks. These trademarks were not recorded for the Saatchi & Saatchi business combinations under French GAAP, as discussed above.

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

In March 2002, all outstanding CVRs matured and were settled in cash. The remaining unamortized portion of goodwill related to CVRs under U.S. GAAP amounts to €49 million.

7.1.5. Stock-based compensation

In connection with the acquisition of Saatchi & Saatchi, the Group agreed to exchange options to purchase Publicis ordinary shares for Saatchi & Saatchi shares obtained through the exercise of outstanding stock options of Saatchi & Saatchi at the acquisition date. Under French GAAP, stock options were not recorded in shareholders’ equity until they are exercised.

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

The fair value of options that was capitalized as part of the purchase under U.S. GAAP amounted to €148 million.

7.1.6 Net operating loss carry-forwards

In connection with the acquisition of Saatchi & Saatchi, Publicis acquired approximately €503 million in net operating loss carry forwards related to former Saatchi & Saatchi operations. In the French GAAP financial statements, deferred taxes with respect to all net operating loss carry forwards have not been recognized due to the uncertainty of their recoverability.

For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable “more likely than not” standard.

In the period from 2002 to 2006, under IFRS, Publicis realized tax benefits by using Saatchi & Saatchi loss carry forwards to offset taxable income and recorded a tax benefit in the income statement (€32 million, €22 million and €17 million for each of the years ended December 31, 2006, 2005 and 2004, respectively). Under U.S. GAAP, any tax benefit realized by using these loss carry forwards reduces the recorded goodwill with no effect on income tax expense in the income statement.

As of December 31, 2006, 2005 and 2004, the cumulative reduction of goodwill related to the use of these net operating loss carry-forwards amounted to €87 million, €55 million and €33 million, respectively.

7.2         Business combinations: Bcom3

The aggregate adjustment included as "Business combinations: Bcom3" in the reconciliations of consolidated net income and shareholders' equity consists of:

	Net Income (for the Year Ended December 31)			Shareholders' Equity (as of December 31)

	2006	2005	2004	2006	2005	2004

			(Millions of euros)
U.S. GAAP adjustments:
Determination of purchase price	-	-	24	1,334	1,334	1,334
Deferred tax liabilities	-	-	-	131	131	131
Goodwill impairment and amortization	-	-	-	(934)	(934)	(934)
Currency translation adjustments	-	-	-	(189)	(142)	(206)

Total adjustment, before income taxes	-	-	24	342	389	325

7.2.1 Determination of purchase price

Under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), the purchase price of the Bcom3 shares equals the fair value of the securities issued in the acquisition as of the date of its consummation, September 24, 2002. Under U.S. GAAP, the value of the securities issued to effect the Bcom3 acquisition is based on the average of Publicis’ ordinary share price for two days before and after the day the terms of the acquisition were agreed to announced (March 7, 2002). A summary of the components of the purchase price, excluding transaction-related expenses, as determined in accordance with French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1) and U.S. GAAP, is set out in the table below:

	French GAAP		Difference in
	(retained in IFRS		Purchase Price /
	under IFRS 1)	U.S. GAAP	Goodwill

		(in millions of euros)
Value of securities issued as consideration for BCom3:

Publicis ordinary shares	990	2,048	1,058
ORANEs:	495	1,024	529
OBSAs (hybrid instrument):
Amount before tax effect	642	858	216
Tax effect	73	133	60
Total OBSA	715	991	276
Aggregate value of securities issued as consideration
for Bcom3	2,200	4,063	1,863

As a result of the above differences, the gross goodwill recorded in connection with the original purchase price allocation under U.S. GAAP was approximately €1,863 million higher than the gross goodwill recorded under French GAAP. Excluding the impact on shareholders’ equity of the difference related to the classification of the ORANEs between IFRS and U.S. GAAP, which is described and included elsewhere in the reconciliation (See note 2), the impact of the above measurement differences on the consolidated balance sheet at the date of acquisition was to increase gross goodwill by approximately €1,863 million, increase shareholders’ equity by approximately €1,334 million (€1,058 million related to Publicis ordinary shares and €276 million related to the OBSAs), increase long-term debt by approximately €529 million related to the ORANEs.

In September 2004, the Group redeemed the debt component of the OBSA. The difference of €24 million of the debt value between IFRS and U.S. GAAP was recognized as an adjustment to the income statement in computing net income in accordance with U.S. GAAP.

7.2.2 Deferred tax liabilities

In connection with the adoption of IFRS, Publicis recorded deferred tax liabilities related to trade names acquired in conjunction with the acquisition of Bcom3, which were not required to be recorded under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), with a counterpart as a reduction of equity under IFRS.

Under U.S. GAAP, the deferred tax liability balance is recorded as an offset to the Bcom3 goodwill balance, and the reduction of equity recorded under IFRS for €131 million is reversed under U.S. GAAP.

7.2.3. Goodwill impairment and amortization

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

Under U.S. GAAP and in accordance with SFAS 142 as of January 1, 2002 goodwill is not amortized but is subject to an annual impairment test. The recoverability of goodwill is evaluated at a reporting unit level. For its U.S. GAAP goodwill impairment tests, eight reporting units have been identified -- seven of them are based on brands and the eighth reporting unit is for “other activities.” As of December 31, 2004, the incremental goodwill recognized under U.S. GAAP in connection with the Bcom3 acquisition (principally as a result of the differences described in Note 7.2.1) was impaired for a total amount of €934 million. There were no impairments for either of the years ended December 31, 2006, 2005 or 2004.

7.3         Business combinations: Other

The aggregate adjustment included as "Business combinations: Other" in the reconciliations of consolidated net income and consolidated shareholders' equity consists of:

	Net Income (For the Year			Shareholders' Equity
	Ended December 31)			(As of December 31)

	2006	2005	2004	2006	2005	2004

			(Millions of euros)
U.S. GAAP adjustments:
Zenith Optimedia Group	-	-	-	(77)	(77)	(77)
FCA Group	-	-	-	44	44	44
Compensation arrangements	-	-	-	(15)	(15)	(15)
Restructuring costs	-	-	-	(106)	(106)	(106)

Total adjustment, before income
taxes	-	-	-	(154)	(154)	(154)

7.3.1 Zenith Optimedia Group

In connection with the acquisition of Saatchi & Saatchi, Publicis acquired 50% of Zenith Optimedia in 2000. Because the acquisition was made in connection with the acquisition of Saatchi & Saatchi, the Zenith Optimedia acquisition was also accounted for in a manner similar to a pooling of interests (see note 7.1 above) under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1). The subsequent acquisition of an additional 25% in Zenith Optimedia in 2001 and the formation of the Zenith Optimedia Group resulted, in French GAAP, in the revaluation of the 50% of the net assets acquired in conjunction with Saatchi & Saatchi acquisition in 2000 based on fair value in 2001.

Under U.S. GAAP, the Saatchi & Saatchi acquisition was accounted for using the purchase method. As such, the revaluation of intangible assets of €77 million recorded in 2001 in conjunction with the formation of the Zenith Optimedia Group has been reversed under U.S. GAAP.

7.3.2 FCA Group

In 1993, under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), the goodwill arising from the acquisition of the FCA Group paid for by issuing new ordinary shares was written off directly to shareholders’ equity.

Under U.S. GAAP, such goodwill has been capitalized and was being amortized over 40 years through December 31, 2001. Beginning January 1, 2002, upon the adoption of FAS 142, goodwill is no longer amortized, but rather reviewed annually for impairment.

As of December 31, 2006, 2005 and 2004, the carrying amount of goodwill under U.S. GAAP amounted to €44 million.

7.3.3 Compensation arrangements

Under IFRS pursuant to the exemption permitted by IFRS 1, certain compensation arrangements with employees of companies acquired before January 1, 2004 have been accounted for as an element of purchase price in purchase accounting (increase to goodwill).

Under U.S. GAAP, to the extent that the compensation is related to continuing employment with the Group, it is recorded as compensation expense in the periods in which it is earned.

For each of the years ended December 31, 2006, 2005 and 2004, no compensation expense was required to be recorded under U.S. GAAP pursuant to these arrangements. As of December 31, 2006, 2005 and 2004, the cumulative amount of compensation expense recorded under U.S. GAAP pursuant to such arrangements amounted to €15 million.

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

As such, under French GAAP (retained in IFRS pursuant to the exemption permitted by IFRS 1), approximately €106 million was capitalized as part of the purchase price of several acquisitions made in 2003, 2002 and 2001 that was disallowed under U.S. GAAP.

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

Under U.S. GAAP and in accordance with SFAS 142 as of January 1, 2002 goodwill is not amortized but is subject to an annual impairment test. The recoverability of goodwill is evaluated at a reporting unit level. For its U.S. GAAP goodwill impairment tests, eight reporting units have been identified - seven of them are based on brands and the eighth segment is for “other activities.” As such, the €277 million of amortization and depreciation expense recorded, under French GAAP and IFRS, from January 1, 2002 up to December 31, 2004 has been reversed under US GAAP. Under IFRS, an impairment was recorded in the year ended December 31, 2006 for an amount of €23 million. It was reversed under US GAAP.

9.             Basic earnings per share and diluted earnings per share

Under IFRS, ordinary shares that will be issued upon the conversion of a mandatorily convertible instrument are included in the calculation of basic earnings per share from the date the contract is entered into.

Under U.S. GAAP, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period, which exclude any shares that would be issued upon the conversion of any mandatorily convertible instruments. The effect of the ORANEs is considered on an "as if converted" basis in the calculation of diluted earnings-per-share under US GAAP.

Accordingly, under IFRS, shares to be issued upon redemption of the ORANEs (26,035,483 shares) were taken into account in the computation of basic earnings per share.

10.             Written put options related to minority interests

Publicis has conditional obligations to shareholders of certain fully consolidated subsidiaries to purchase their minority shareholdings at prices determined using multiples of earnings that approximate fair value.

Under IFRS, the following accounting treatment has been adopted:

-  On issuance, these conditional obligations are recognized as financial debt at the present value of the future purchase commitment, with the counterpart recorded as a reduction of minority interests (to the extent of the historical cost of the minority interest) and the excess, if any, is recorded as goodwill.

-  Subsequent changes in the present value of the conditional obligations are recognized by adjusting the amount of goodwill.

-  On expiration of the conditional obligation, if the purchase does not take place, the entries previously recognized are reversed. If the purchase is completed, the amount recognized in financial debt is debited against the cash outflows related to the purchase of the minority shareholdings.

Under U.S. GAAP, these conditional obligations to purchase minority interests are generally accounted for at the fair value of the option itself. Because the exercise price of the put option is based on the fair value of the underlying shares at the date of eventual exercise, the fair value of the put options has been estimated to be zero and, accordingly, these conditional obligations have been treated as off-balance sheet items for U.S. GAAP. The conditional obligation recorded in financial debt under IFRS for €176 million as of December 31, 2006 is reversed under U.S. GAAP.

This adjustment has no impact on consolidated net income (group share) or consolidated shareholders’ equity (group share).

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

13.            Cumulative translation adjustments

As allowed by IFRS 1, Publicis opted to not identify and reconstitute, as a separate component of shareholders’ equity, cumulative translation adjustments at the date of transition to IFRS. Cumulative translation adjustments resulting from the translation of the accounts of foreign companies were, thus, cancelled at the date of transition to IFRS and any gains and losses on future disposals of these foreign entities will only take account of translation adjustments generated after the IFRS transition date. The cumulative translation adjustments balance that was cancelled under IFRS at the date of transition amounts to €154 million.

Under U.S. GAAP, the accounting treatment retained upon adoption of IFRS had no impact on the historical cumulative translation adjustment.

14.            Other

The aggregate adjustment included as “Other” in the reconciliations of consolidated net income and shareholders’ equity as of and for the years ended December 31, 2006, 2005 and 2004 consists mainly of differences between IFRS and U.S. GAAP relating to asset retirement obligations, insignificant tangible asset revaluations and insignificant adjustments related certain provisions that impacted the income statement under IFRS but goodwill under US GAAP.

15.            Deferred income tax on above adjustments

This adjustment reflects the tax effects of the adjustments reflected in the reconciliations of consolidated shareholders’ equity and consolidated net income.

In 2006, the Group was in a net deferred tax liability position under U.S. GAAP. The reversal of these deferred tax liabilities would have allowed the Group to realize the benefit of certain deferred tax assets under U.S. GAAP. Therefore, this adjustment also included the recognition of certain deferred tax assets under U.S. GAAP for an amount of €13 million.

Condensed U.S. GAAP financial statements

The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	Period ended December 31,

	2006	2005	2004

		(Millions of euros)
Revenues	4,386	4,127	3,825
Salaries and related expenses	(2,636)	(2,468)	(2,199)
Office and general expenses	(941)	(908)	(924)
Depreciation and amortization (1)	(149)	(193)	(300)
Other operating income (loss)	25	86	-
Operating income (loss)	685	644	402
Net financial income (loss)	(16)	(61)	(41)
Other income (expense), net	-	-	17
Income (loss) before income taxes	669	583	378
Income taxes	(224)	(171)	(12)
Income (loss) after income taxes	445	412	366
Equity in net income of non-consolidated companies	22	11	6
Minority interest	(26)	(28)	(26)

Net income (loss)	441	395	346

Following the U.S. GAAP adjustments described above, the consolidated balance sheets as presented under U.S. GAAP at December 31, 2006, 2005 and 2004 are summarized as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004

		(Millions of euros)
Assets
Cash and cash equivalents	1,920	1,980	1,128
Accounts receivable	4,214	4,014	3,282
Other current assets	1,143	1,207	1,033

Current assets	7,277	7,201	5,443

Goodwill	4,468	4,624	4,324
Intangible assets	1,345	1,466	1,412
Property and Equipment, net	458	507	511
Other non current assets	397	317	498

Total non current assets	6,668	6,914	6,745

Total
assets	13,945	14,115	12,188

Liabilities and shareholders’ equity
Current portion of long-term debt, capital lease obligations and
short-term borrowings	260	292	277
Accounts payable	5,192	4,605	3,694
Accrued expenses and other liabilities	1,501	2,102	1,943

Current liabilities	6,953	6,999	5,914

Long-term debt and capital lease obligations, less current portion	2,827	2,861	2,634
Other non-current liabilities	1,019	1,116	1,192
Minority interest	71	65	46

Non current assets	3,917	4,042	3,872

Capital
stock	79	79	78
Additional paid-in-
capital	5,594	4,827	4,752
Retained earnings
(deficit)	(1,661)	(745)	(1,094)

	December 31,	December 31,	December 31,
	2006	2005	2004

		(Millions of euros)
Treasury
stock	(387)	(323)	(332)
Accumulated Comprehensive
Income	(550)	(764)	(1,002)

Shareholders’ equity	3,075	3,074	2,402

Total liabilities and shareholders’ equity as adjusted for U.S.
GAAP	13,945	14,115	12,188

Supplemental U.S. GAAP disclosures

• Intangible assets

The disclosures required under IFRS are included in Note 11 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

The gross carrying amounts and accumulated amortization of intangible assets, by major class, are as follows:

	Gross	Accumulated	Net
	carrying	depreciation	carrying
	amount	*	Amount

		(Millions of euros)

At December 31, 2006
Tradenames and client relationships	2,061	744	1318
Software and other	121	94	27

Total	2,182	838	1,345

At December 31, 2005
Tradenames and client relationships	2,169	738	1,431
Software and other	121	86	35

Total	2,290	824	1,466

At December 31, 2004
Tradenames and client relationships	2,015	637	1,378
Software and other	103	69	34

Total	2,118	706	1,412

*Includes impairment of €358 million, €357 million and €346 million in 2006, 2005 and 2004 respectively.

Consolidated amortization expense related to intangible assets, subject to amortization, for 2006, 2005 and 2004 was €59 million, €63 million and €68 million respectively.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2006, for each of the next five fiscal years is as follows:

Year ending December 31,	(Millions of euros)

2008	58
2009	55
2010	42

F-81

2011	42
2012	42

• Pensions and postretirement benefits

The pension and postretirement benefits disclosures required under IFRS are included in Note 21 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

Pursuant to SFAS N°158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, issued on September 29, 2006, Publicis has recognized the funded status of each defined pension benefit plan and other postretirement benefit plans on the balance sheet.

All plans are underfunded plans and thus recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of Accumulated Other Comprehensive Income (AOCI) in shareholders’ equity as at December 31, 2006.

Additional minimum pension liabilities (AML) and related intangible assets are also derecognized as at December 31, 2006.

The following table shows the adjustments to the balance sheet to record the funded status as of December 31, 2006.

			December 31,
	December 31, 2006		2006		December 31, 2006
	Prior to AML and		After AML and		Post AML and
	SFAS 158	AML	Prior to SFAS 158	SFAS 158	SFAS
	Adjustments	Adjustment	Adjustments	Adjustment	158 Adjustments

			(Millions of euros)

(Accrued Pension
Liabilities)/Prepaid Pension assets	(125)	(40)	(165)	(11)	(176)

Intangible assets	-	1	1	(1)	-

Postretirement & Postemployment
Liabilities	(35)	N/A	(35)	11	(24)

Accumulated Other
Comprehensive loss/(income)
before income tax	-	(39)	(39)	-	(39)

The incremental effect of FAS 158 is nil before applicable income tax in the Accumulated Other Comprehensive Income as at December 31, 2006.

The amounts in Accumulated Other Comprehensive Income that are expected to be recognized as components of net periodic benefit cost/(credit) during the next fiscal year are as follows:

Amount include in AOCI that will be recognized as
a component of net periodic benefit cost over the		Other Postretirement
next fiscal year (i.e. in 2007)	Pension benefits	Benefits	Total

(Millions of euros)

Estimated portion of prior service costs/(credits)	-	(2)	(1)
Estimated portion of net (gain)/loss	4	-	4
Total amount include in AOCI that will be	4	(2)	2
recycled in P&L

F-83

Amounts recognized in OCI before applicable income tax after applying FAS 158
				Other Postretirement			Total
	Pension benefits			benefits

	December 31,				December 31,		December 31,

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Amount of transition
(asset)/obligation recognized
as an adjustment to OCI	-	N/A	N/A	-	N/A	N/A	-	N/A	N/A

Unamortized Prior Service
Costs/(Credits) recognized in
OCI	2	N/A	N/A	(13)	N/A	N/A	(11)	N/A	N/A

Unamortized Net (Gain)/Loss
recognized in OCI	49	N/A	N/A	1	N/A	N/A	50	N/A	N/A

Amount included in AOCI
at end of year before applicable
income tax	51	N/A	N/A	(12)	N/A	N/A	39	N/A	N/A

	Pension benefits				Other Postretirement benefits

	December 31,				December 31,

	2006		2005	2004		2006	2005		2004

				(Millions of euros)

Accumulated Benefit
Obligation (ABO)	(438)		(420)	(334)		N/A	N/A		N/A

Balance sheet Classifications as at December 31, 2006
		Other Postretirement
Balance sheet as at December 31, 2006	Pension benefits	benefits

Current Liability	(9)	(2)
Non-Current Liability	(167)	(22)

• Employees stock option plans

The employees stock-option plans disclosures required under IFRS are included in Note 28 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model, with the following assumptions for 2006, 2005 and 2004: dividend yields of 1.23% in 2006, 1.22% in 2005 and 1.12% in 2004; expected implied volatility of 24.0% for 2006, 21.0% for 2005 and 24% for 2004; risk-free interest rate ranging between 3.64% and 3.75%, depending on the maturity date, in 2006, between 2.17% and 2.39% in 2005 and between 2.63% and 3.47% in 2004; and expected term of 3.8 for the first half of the long term incentive plan and 4.8 for the second half in 2006, 1.9 for the first half of the long term incentive plan and 2.9 years for the second half in 2005 and 2.6 for the first half of the long term incentive plan and 3.6 years for the second half in 2004. The weighted average estimated fair values of employee stock options granted during fiscal 2006, 2005 and 2004 were €6.57, €2.42 and €3.59, respectively.

		Weighted
		Average
	Numbers	Fair Value

	2006	2006

	(Millions of euros)
Non vested at the beginning of the year	10,588,028	6.31
Non vested at the end of the year	15,036,291	6.65
Granted during the year	10,356,050	6.68
Vested during the year	4,914,212	6.01
Forfeited during the year	1,075,210	6.37

The total intrinsic value of options exercised for the periods ending December 31, 2006, 2005 and 2004 respectively amount to €6.0 million, €1.4 million and €1.0 million.

The total fair value of shares vested for the periods ending December 31, 2006 respectively amount to €29.6 million (old plans 1997 and 1998, with a fair value close to zero, therefore nothing disclosed for 2005).

The total compensation cost related to non vested awards not yet recognized amounts to €45.7 millions as of December 31, 2006. The weighted average period over which the expense is expected to be recognized amounts to 2.8 years.

Cash received from the option exercises and purchases under the purchase plan for the year ended December 31, 2006 was €22.2 million. The group policy for issuing new shares it either to use treasury shares or the purchase shares on the market.

Total tax benefit attributable to option exercised for the year ended December 31, 2006 was €3.6 million.

As of December 31, 2005 and 2004 and in accordance with SFAS 123, Publicis had elected to continue to account for stock-based compensation using the “intrinsic value” method under the guidelines of APB 25, as opposed to the

“fair value” method in SFAS 123. For the Publicis plans, under APB 25, compensation expense amounting to €32 million and €0 million, respectively, which related principally to stock option plans with performance requirements that are considered variable plans under U.S. GAAP, was recognized.

SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” requires companies that continue to account for stock-based compensation in accordance with APB 25 to disclose certain information using tabular presentation as presented below. If the Group had elected to recognize compensation expense based upon the fair value method of SFAS 123, pro forma net earnings and earnings per common share would be as follows (for purposes of pro-forma disclosures, the estimated fair value of the options granted is amortized to expense over the vesting period of the options):

	2005	2004

Net earnings – U.S. GAAP
Net income (loss) as reported	395	346
Add: Stock-based employee compensation expense, net of tax, included in reported net
income (loss)	25	-
Deduct: Stock-based compensation expense determined under fair value method for all
awards, net of tax	(17)	(15)
Pro forma net income (loss)	403	331
Basic earnings per common share
As reported	€2.16	€1.90
Pro forma	€2.20	€1.81
Diluted earnings per common share
As reported	€1.63	€1.51
Pro forma	€1.66	€1.45

• Income taxes

The income tax disclosures required under IFRS are included in Note 8 to the financial statements. Additional information required for U.S. GAAP purposes is as follows:

		December 31,

	2006	2005	2004

		(Millions of euros)
Net income before taxes and minority interests:
France	52	40	(88)
Foreign	609	531	306
Total	661	571	218
Income tax expense:
France	(9)	15	(199)
Foreign	(183)	(172)	113
Total	(192)	(157)	(86)

Expiration dates of net operating loss carry forwards

In connection with the business combination with Saatchi & Saatchi, Publicis acquired approximately €500 million in net operating loss carryforwards related to former Saatchi & Saatchi operations. At December 31, 2006, the remaining net loss carryforwards related to these operations amounted to €55 million, which will expire between 2007 and 2010. The Company has not recognized these operating loss carryforwards in the financial statements prepared under IFRS due the uncertainty of their realizability. For U.S. GAAP purposes, the deferred tax assets acquired in connection with this business combination has been 100% reserved.

Additionally, under IFRS, at December 31, 2006, the Group had approximately €305 million of operating loss carryforwards, of which €42 million will expire between 2007 and 2011 and €10 million will expire between 2012 and 2020. The remaining €253 million have no expiration. The Group has not recognized these operating loss carry forwards in the financial statements prepared under IFRS due to the uncertainty of their realizability.

• Earnings per share

The following table sets forth the computation of basic and diluted earnings per common share under U.S. GAAP:

	2006	2005	2004

	(in millions except share data)
Numerator:
Earnings from continuing operations (U.S. GAAP)	€441	€395	€346
Earnings available to shareholders – for basic earnings per share	€441	€395	€346
Earnings from continuing operations (U.S. GAAP)	€441	€395	€346
After-tax saving of OCEANEs and ORANEs interest if converted	€13	€11	€34
Earnings available to shareholders – for diluted earnings per share	€454	€406	€380
Denominator:
Denominator for basic earnings per share - weighted-average shares	184	183	182
Potential dilutive common shares – employee stock options	1	9	1
Potential dilutive common shares – OCEANEs	29	30	40
Potential dilutive common shares – ORANEs	26	28	28
Denominator for diluted earnings per share - adjusted weighted-average
shares and assumed conversions	240	249	251
Basic earnings available to shareholders per common share	€2.40	€2.16	€1.90
Earnings available to shareholders per common share - assuming dilution .	€1.89	€1.63	€1.51

• New accounting pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statement in accordance with FAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group is currently assessing what impact, if any, this new interpretation will have when adopted.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The group has adopted this standard for the current period ended and its adoption had no effect on our consolidated financial statements for the year ended December 31, 2006 or for any prior period presented.

In September 2006, the FASB issued FAS 157, “Fair Value Measurement” (“FAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group has not yet estimated the impact, if any, of the new interpretation.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115” (“FAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group has not yet estimated the impact, if any, of the new interpretation.

In March 2006, EITF 06-03: “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” was issued. EITF 06-03 provides guidance on how to account for any tax assessed by a governmental authority that is imposed concurrent with a revenue producing transaction between a seller and a customer. EITF 06-03 is effective for the first interim reporting period beginning after December 15, 2006. EITF 06-03 is not expected to have a material impact on the group’s financial position, results of operations or cash flows.

Item 19. Exhibits

The following exhibits are included herein:

Exhibit
Number	Description

1	Statuts (by-laws) of Publicis Groupe S.A. (unofficial English translation) (incorporated by reference from Exhibit 1 to the Annual Report of Publicis Groupe S.A. on Form 20-F for the fiscal year ended December 31, 2001).

2	We agree to furnish a copy of an English translation of any instrument defining the rights of holders of our long term indebtedness to the SEC upon its request.

4.1	Agreement, dated as of November 3, 2005, by and between Saatchi & Saatchi North America, Inc. and Kevin Roberts (incorporated by reference from Exhibit 4.8 to the Annual Report of Publicis Groupe S.A. on Form 20-F/A for the fiscal year ended December 31, 2004).

4.2	Agreement, dated as of November 3, 2005, by and among Saatchi & Saatchi North America, Inc., Saatchi & Saatchi Limited and Red Rose Limited (incorporated by reference from Exhibit 4.9 to the Annual Report of Publicis Groupe S.A. on Form 20-F/A for the fiscal year ended December 31, 2004).

4.3	Annuity Agreement, dated as of November 3, 2005, by and among Saatchi & Saatchi North America, Inc. and Kevin Roberts (incorporated by reference from Exhibit 4.10 to the Annual Report of Publicis Groupe S.A. on Form 20-F/A for the fiscal year ended December 31, 2004).

8	List of Subsidiaries. See note 32 to our financial statements.

11	Code of Ethics (incorporated by reference from Exhibit 11 to the Annual Report of Publicis S.A. on Form 20-F for the fiscal year ended December 31, 2004).

12.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Jean-Michel Etienne, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, and Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Report of the Supervisory Board Chairman on the Preparation and Organization of the Supervisory Board Work and the International Control Procedures (English translation).

100

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Publicis Groupe S.A.

By: /s/ Maurice Lévy
Name: Maurice Lévy
Title: Chief Executive Officer and
Chairman of the Management Board

Dated: April 6, 2007