Form 20-F/A
period 2006-12-31
PUBLICIS GROUPE SA
filed 2007-07-27
CIK 1050952

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F / A

(Amendment No. 1)

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

____________

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

Ordinary shares, nominal value € 0.40 per share	198,709,229(1)
(title of class)	(number of ordinary shares)

__________

(1)	Including 15,105,351 ordinary shares held in treasury.

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

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐  Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes ☐  No ☑

Explanatory Note

Publicis Groupe S.A. is filing this amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2006 in order to include an amended Exhibit 13.1 to correct a typographical error in the exhibit filed with the Form 20-F on April 6, 2007. The original version of Exhibit 13.1 referred to the Annual Report on Form 20-F for the year ended December 31, 2005, rather than for the year ended December 31, 2006.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend or update the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on April 6, 2007.

Item 19.	Exhibits

The following exhibits are included herein:

Exhibit Number	Description

13.1

Certification by Maurice Lévy, Chairman of the Management Board and Chief Executive Officer, and Jean-Michel Etienne, Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002 (as amended to correct a typographical error).

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Publicis Groupe S.A.

By:	/s/ Maurice Lévy
Name: Maurice Lévy
Title: Chief Executive Officer and Chairman of the Management Board

Dated: July 27, 2007

3